Form 20-F
period 2000-12-31
BUHRMANN NV
filed 2001-06-27
CIK 948634

Use these links to rapidly review the document
TABLE OF CONTENTS
ITEM 18: FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

/ /	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2000

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 333-11768

BUHRMANN NV
(Exact name of Registrant as specified in its charter)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands
(Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
None	None

    Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(title of class)

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

12 1/4% Senior Subordinated Notes due 2009
(Title of Class)

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

102,544,130 Ordinary Shares
53,281,979 Preference Shares A
0 Preference Shares B
35,336 Preference Shares C

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes /x/                No / /

    Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 / /        Item 18 /x/

EXPLANATORY NOTE

    Unless the context otherwise requires, the terms "Buhrmann", "the Company", "us", "our" and "we" as used in this annual report refer to Buhrmann NV and its subsidiaries as a combined entity, except where we make clear that such term means only the parent company.

    Unless otherwise specified or the context requires, references in this annual report to "Dutch guilders," and "NLG" are to the lawful current of the Netherlands; to "euros," and "EUR" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union under the Treaty establishing the European Community as amended by the Treaty on the European Union; to "US dollars," "US$," "$" and "USD" are to the lawful currency of the United States of America; to "GBP", "Great Britain Pounds" and "pound sterling" are to the lawful currency of the United Kingdom to "DM" are to the lawful currency of Germany; to "ATS" are to the lawful currency of Austria; to "US" are to the United States of America; and to "UK" are to the United Kingdom. We publish our consolidated financial statement in euros. Solely for your convenience, this annual report contains translations of certain euro amounts into US dollars at specified rates. These translations are not audited and should not be construed as representations that the euro amounts actually represent the US dollar amounts or could be converted into US dollars. Unless otherwise indicated the US dollar/euro translations have been made at historical rates which were in effect on the date of the occurrence of or calculation in respect of the referenced item.

    CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Statements contained or incorporated by reference in this annual report that are not based on historical fact are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

    Forward-looking statements may be identified by use of forward-looking terminology such as "believe", "intend", "may", "will", "expect", "estimate", "anticipate", "continue", or similar terms, variations of those terms or the negative of those terms. Actual results of our business and operations could differ materially from those suggested by the forward-looking statements. For a description of factors that could affect the matters discussed in such forward-looking statements, see the risk factors listed in "Item 3—Key Information."

ITEM 1:  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

    Not applicable

ITEM 2:  OFFER STATISTICS AND EXPECTED TIMETABLE

    Not applicable

ITEM 3:  KEY INFORMATION

Selected Financial Data

    The following tables present selected financial data for Buhrmann as of and for the years ended December 31, 1996, 1997, 1998, 1999 and 2000. The financial information has been prepared in accordance with Dutch GAAP. Reference is made to Note 31 of the Notes to the Consolidated Financial Statements, discussing the differences between Dutch GAAP and US GAAP which materially affect reported net earnings basic and diluted, net earnings per Ordinary Share and group equity. Additionally, reference is made to Item 4 "Information on the Company" for information about material acquisitions and consolidations affecting the periods presented below.

    These tables should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Consolidated Financial Statements, and the related notes thereto, of Buhrmann, included elsewhere in this annual report.

	Year Ended December 31,
	1996	1997	1998	1999	2000
	(in millions of euro)
Statement of Income:
Amounts in accordance with Dutch GAAP
Net sales	3,254	4,005	4,281	5,283	9,603
Cost of goods sold	(2,425)	(2,984)	(3,222)	(3,949)	(7,004)
Other cost of sales	(88)	(115)	(121)	(145)	(258)
Added value	741	905	938	1,189	2,341
Labor costs	(421)	(508)	(522)	(657)	(1,246)
Other operating costs	(170)	(218)	(225)	(267)	(436)
Depreciation and amortization	(30)	(37)	(42)	(65)	(168)
Operating result	120	142	149	200	491
Net financing costs	(23)	(19)	(19)	(46)	(221)
Income from operations before taxes	97	123	130	154	270
Taxes	(11)	(22)	(23)	(31)	(55)
Other financial results	(3)	5	5	12	5
Minority interests	(5)	(7)	(6)	(1)	(9)
Income from continuing operations before extraordinary items	79	99	106	134	211
Income from discontinued operations	25	48	39	3	—
Result on disposal of discontinued operations	—	82	544	(119)	(3)
Extraordinary result from discontinued operations	1	(91)	(29)	—	—
Extraordinary result from continuing operations	—	(118)	(136)	65	13
Net income	105	20	524	83	221
Amounts with US GAAP adjustments(1)
Operating result before restructuring expenses(2)	N/A	125	126	186	468
Operating result(2)	N/A	125	126	184	362
Net income	N/A	(171)	471	25	87
Balance Sheet Data (at period end):
Amounts in accordance with Dutch GAAP
Total assets	3,129	2,982	2,119	5,508	6,418
Long-term debt	637	506	217	1,898	2,070
Group equity	1,505	1,366	827	1,486	1,887
Amounts with US GAAP adjustments(1)
Total assets(3)	N/A	3,595	2,883	6,130	7,009
Group equity	N/A	1,940	1,663	2,317	2,513
	Year Ended December 31,
	1996	1997	1998	1999	2000
	(in euro, unless otherwise indicated)
Other Data:
Amounts in accordance with Dutch GAAP
Ratio of earnings to fixed charges(4)	1.72	2.01	3.35	2.52	1.83
Depreciation and amortization (in millions of euro)	30	37	42	65	168
Capital expenditures(in millions of euro)	29	55	56	75	122
Capital stock—ordinary (in millions of euro)	116	117	86	110	116
Number of Ordinary Shares outstanding at year-end (in thousands)	102,588	103,959	76,364	96,394	102,544
Cash dividend declared per Ordinary Share	.37	.48	.60	.60	.60
Income per Ordinary Share from continuing operations	.62	.80	.99	1.51	1.80
Net income per Ordinary Share	.83	.05	5.44	0.84	1.90
Net income per Ordinary Share fully diluted	.80	.05	5.32	0.82	1.72
In millions of euro:
Net cash provided (used) by operating activities	204	116	86	52	66
Net cash provided (used) by investing activities	(22)	483	1,206	(1,189)	(317)
Net cash provided (used) by financing activities	(159)	(201)	(1,494)	1,153	163
Amounts with US GAAP adjustments(1)
Ratio of earnings to fixed charges(4)	N/A	2.03	3.39	2.13	1.34
Cash dividend in USD declared per Ordinary Share(5)	0.31	0.41	0.51	0.51	0.51

(1)
Financial data with US GAAP adjustments for operating result, net income, total assets and group equity are not available as of, and for the year ended, December 31, 1996.

(2)
Several US GAAP adjustments have been made to operating result to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was previously written off to equity, to adjust goodwill for restructuring provisions not allowed under US GAAP, to amortize intangible assets, to reverse these restructuring provisions and other provisions not allowed under US GAAP, to write-off capitalized software, to add extraordinary items to operating income, to recognize additional pension assets and to reverse revenue deferred under US GAAP. The extraordinary items classified as such under Dutch GAAP mainly consist of provisions for restructuring costs, losses on the sale of businesses, a provision for excess costs that will be incurred on a software development project and a repayment from the Buhrmann Pension Fund.

	Year Ended December 31,
	1997	1998	1999	2000
	(in millions of euro)
Operating result in accordance with Dutch GAAP	142	149	200	491
US GAAP adjustments
Goodwill amortization	(37)	(20)	(20)	(12)
Goodwill amortization—repurchase of BTOPI	—	(2)	(2)	(3)
Goodwill amortization—acquisition Corporate Express	—	—	1	11
Intangible assets amortization				(8)
General provisions	—	1	(3)	(6)
Capitalized software provisions	3	26	(16)	(11)
Capitalized software	(1)	(3)	4	—
Pension	28	29	25	(9)
Extraordinary items	—	(51)	—	20
Revenue recognition	(10)	(3)	(3)	(2)
Other	—	—	—	(3)
Operating result under US GAAP before restructuring expenses	125	126	186	468
Restructuring expenses	—	—	(2)	(106)
Operating result under US GAAP	125	126	184	362
(3)
Several US GAAP adjustments have been made to total assets to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was previously written off to equity, to adjust goodwill for restructuring provisions not allowed under US GAAP, to recognize intangible assets, to expense software costs which do not qualify for capitalization under US GAAP, to recognize the gain (loss) on available-for-sale securities, to recognize deferred tax assets under US GAAP, and to recognize additional pension assets.

	Year Ended December 31,
	1997	1998	1999	2000
	(in millions of euro)
Total assets in accordance with Dutch GAAP	2,982	2,119	5,508	6,418
US GAAP adjustments
Goodwill—net	522	484	389	376
Goodwill—BTOPI	—	134	132	138
Goodwill—Acquisition Corporate Express	—	—	(236)	(321)
Intangible assets	—	—	103	103
Restructuring and general provisions	(4)	(5)	—	—
Capitalized software	(2)	(5)	(1)	(1)
Forward currency contract	—	25	—	—
Unrealized gain (loss) on available-for-sale securities	—	(9)	48	45
Deferred taxes	5	19	40	148
Pension	92	121	147	103
Total assets with US GAAP adjustments	3,595	2,883	6,130	7,009
(4)
For purposes of determining the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes plus fixed charges. Fixed charges include interest expense on all debt and interest costs related to pensions, one-third of rental expense on operating leases representing that portion of rental expense deemed to be attributable to interest and preferred stock dividends.

(5)
The cash dividend was translated from euros to US Dollars at the June 1, 2001 Noon Buying rate for cable transfers of 1 euro = 0.8452 US dollars.

Exchange Rates

    The historical financial information for Buhrmann included in this annual report for all time periods ending before January 1, 1999 was originally stated in Dutch Guilders (NLG). In January 1999 Buhrmann started reporting in euro. The historical financial information stated in NLG have been converted into euro using a rate of NLG 2.20371 to the euro. On June 1, 2001 the Noon Buying rate for euros for cable transfers in US dollars was 0.8452.

    The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the guilder (1996-1998) and the euro (1999-2000). The term "Noon Buying Rate" means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for 1996 to 2000.

    Noon Buying rates for Dutch guilders

	Dutch guilders per US dollar
Year
	Year end	Average	High	Low
1996	1.7271	1.6823	1.7560	1.6075
1997	2.0278	1.9525	2.1177	1.7300
1998	1.8770	1.9837	2.0890	1.8142

    Noon Buying rates for euro

	US dollar per euro
Year
	Year end	Average	High	Low
1999	1.0070	1.0653	1.1812	1.0016
2000	0.9388	0.9232	1.0335	0.8270

    In determining earnings originally stated in foreign currencies, Buhrmann used an average of daily exchange rates of the respective currency versus the euro. For the balance sheet, Buhrmann used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

	Balance sheet December 31, 1998	Income statement 1998
Australian Dollars per euro	1.8998	1.7630
Canadian Dollars per euro	1.8063	1.6446
Great Britain Pounds per euro	0.7041	0.6698
Swedish Crowns per euro	9.4702	8.8254
United States Dollars per euro	1.1660	1.1130
	Balance sheet December 31, 1999	Income statement 1999
Australian Dollars per euro	1.5422	1.6540
Canadian Dollars per euro	1.4608	1.5857
Great Britain Pounds per euro	0.6217	0.6592
Swedish Crowns per euro	8.5616	8.8106
United States Dollars per euro	1.0046	1.0668

	Balance sheet December 31, 2000	Income statement 2000
Australian Dollars per euro	1.6770	1.5893
Canadian Dollars per euro	1.3965	1.3712
Great Britain Pounds per euro	0.6241	0.6094
Swedish Crowns per euro	8.8313	8.4459
United States Dollars per euro	0.9305	0.9240

    The following table sets forth the high and low noon buying rate for the euro of each of the monthly periods indicated:

Month	High	Low
December 2000	0.9388	0.8755
January 2001	0.9535	0.9181
February 2001	0.9395	0.9057
March 2001	0.9340	0.8794
April 2001	0.9032	0.8814
May 2001	0.8937	0.8455

Risk Factors

    The key risks relating to our business are included below. Additional risks not presently known to us or that we currently deem immaterial may also impair our business.

Buhrmann may incur unknown liabilities in connection with acquisitions

    Buhrmann may incur undisclosed or otherwise unforeseen financial, commercial, tax, pension, litigation, environmental or other liabilities in connection with the acquisition of the office products division of Samas and US Office Products (see Item 4 "Information on the Company—Recent Developments") and other acquisitions, or Buhrmann may have underestimated the liabilities of which it is aware. If such liabilities materialize or are greater than Buhrmann estimates, they could result in a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann was able to perform only limited due diligence on the office products divisions of Samas and US Office Products (USOP), prior to the completion of the acquisitions

    Despite the fact that Samas and USOP operate in the same market as Buhrmann, Buhrmann had a limited view of their business, prior to the acquisitions. Furthermore, Buhrmann was limited in its ability to assess the business exposures and other liabilities and risks pertaining to the businesses that Buhrmann purchased from Samas and USOP. Bankruptcy procedures initiated by USOP further complicated due diligence relating to USOP. Consequently, Buhrmann relied extensively on the information it obtained through public sources and was able to conduct a limited legal, financial and operational due diligence only on a general level with limited access to information. To the extent that unidentified risks or exposures materialize, these may adversely affect Buhrmann's business, financial condition or results of operations.

Buhrmann may fail to realize synergies and cost savings

    In order for the acquired businesses of Samas and USOP and other acquisitions and the subsequent integration of the acquired businesses to succeed, Buhrmann will need to realize anticipated synergies and cost savings between Buhrmann and the acquired businesses on a timely basis in order to:

  •
  achieve the synergies expected from combining the merchandising and marketing activities;

  •
  reduce expenses as planned through the integration of logistic centers, regional offices and head offices, and

  •
  reduce expenses as planned through the migration of the acquired businesses to the Buhrmann e-commerce solution.

    Buhrmann will need to incur costs to realize these synergies. These costs, which Buhrmann estimates to be material, may significantly increase if Buhrmann's expectations are not met or if the realization of the synergies is delayed.

Buhrmann may overestimate the benefits from the acquisitions

    Statements regarding the increased earnings estimates, the anticipated operating efficiencies, cost savings and other benefits Buhrmann expects to realize from the integration of the acquired businesses are forward-looking statements. Actual results for the combined operations could differ materially from results currently anticipated depending upon, among other things:

  •
  the combined future sales levels and other operating results of Buhrmann and the acquired businesses;

  •
  the ability of Buhrmann and the acquired businesses to maintain present efficiency levels;

  •
  unforeseen costs and expenses incurred in connection with the integration of the acquired businesses into Buhrmann's operations and other business;

  •
  economic or competitive uncertainties and contingencies, and

  •
  existence of risks or occurrence of material adverse events which Buhrmann has been unable to identify.

    In addition, Buhrmann is continuing to analyze the integration of the office products divisions of Samas and USOP and Buhrmann cannot assure that its targets will be achieved.

The integration of Samas and USOP will make demands on Buhrmann's resources, which could divert management attention away from Buhrmann's other operations

    The integration of Samas and USOP will make demands on Buhrmann's management, operational resources and financial and internal control systems. Buhrmann's future operating results will depend in part on Buhrmann's ability to continue to implement and improve Buhrmann's operating and financial controls systems and to expand, train and manage Buhrmann's employee base. The devotion of management's time to the integration of Samas and USOP may limit the time available to management to attend to other operational, financial and strategic issues. Buhrmann may also face difficulties integrating the corporate strategies and cultures of Samas and USOP into Buhrmann's strategy and culture. If Buhrmann cannot overcome these difficulties, Buhrmann's business, financial condition and results of operations could be adversely affected.

The integration of Corporate Express has not yet been fully implemented

    Buhrmann has made significant progress in integrating the office products operations of Corporate Express in North America and Europe since acquiring them in October 1999. The integration process is expected to be completed in 2002. Buhrmann may be unable to complete the integration process successfully within the anticipated time frame. Until the integration process has been completed, Buhrmann's accounting, billing and collection systems may not be operated as intended, adversely affecting Buhrmann's ability to service its customers and otherwise operate its business.

Inability to maintain and update its information systems effectively could disrupt Buhrmann's business processes

    Buhrmann needs to maintain and consistently upgrade sophisticated information systems to grow its businesses and achieve operating efficiencies. If Buhrmann fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on Buhrmann's ability to perform administrative functions and process and distribute customer orders, and prevent Buhrmann from realizing anticipated cost savings. This in turn would have an adverse impact on Buhrmann's results of operations. If Buhrmann fails to implement anticipated information technology improvements within the anticipated time frame, such failure could have a material adverse effect on Buhrmann's business, financial condition and results of operations. Buhrmann may be unable to effectively integrate sophisticated information systems of newly acquired companies into its existing information system, thus possibly failing to realize important cost savings and synergies that Buhrmann expects to result from such acquisitions.

Buhrmann's products and services relate primarily to the number of white collar workers employed by Buhrmann's customers

    An interruption of growth in the markets where Buhrmann's customers operate may have an adverse effect on Buhrmann's operating results. As the demand for Buhrmann's products and services,

most notably in office products, relates primarily to the number of white collar workers employed by Buhrmann's customers, a reduction of white collar workers at Buhrmann's customers base or a reduction of the spending on these products and services per white collar worker, may adversely affect Buhrmann's operating results.

Fluctuations in paper prices may adversely affect Buhrmann's gross margins and operating results

    Buhrmann's results and working capital for the Paper Merchanting Division are sensitive to paper price fluctuations. Several factors contribute towards the volatility of paper prices, including the length of the supply chain and the level of utilization of pulp and paper making capacity and the timing and scale of new capacity investments. Decreases in market price generally cause a decrease in the gross margins per ton of Buhrmann's paper merchanting subsidiaries. The volatility of paper prices may also have an impact on margins, since there is generally a time lag before price movements pass through the markets to our customers.

Industry consolidation could increase competitive pressures

    Consolidation continues throughout all levels of the office products industry. Consolidation of commercial dealers and contract stationers has resulted in an increased ability of those resellers to buy goods directly from manufacturers on their own or through their participation in buying groups. Larger resellers, who grow primarily through acquisitions, have been able to qualify for larger volume rebates than the acquired companies would have qualified for on a stand-alone basis. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers) have entered major metropolitan markets where Buhrmann operates, particularly in North America. Continuing consolidation in the industry could result in decreased sales volumes and profit margins, therefore adversely affecting Buhrmann's business, financial condition and results of operations.

Buhrmann could lose market share and profit margins due to increased competitive pressures

    Each of Buhrmann's divisions operates in a highly competitive market. Many of Buhrmann's competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann's competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. If Buhrmann's competitors successfully exploit these advantages, they could force Buhrmann to lower its prices or may cause Buhrmann to sell fewer of its products, either of which could materially adversely affect Buhrmann's business, financial condition and results of operations.

Buhrmann may not be able to manage its growth effectively

    One of Buhrmann's strategies is to take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines complement Buhrmann's existing businesses or whose geographic location or market position enable Buhrmann to expand into new markets. However, Buhrmann may not be able to successfully consummate and/or integrate future acquisitions. The success of any future acquisition Buhrmann makes will depend on:

  •
  how well Buhrmann assesses the value, strengths and weaknesses of acquisition candidates;

  •
  Buhrmann's ability to acquire businesses and finance acquisitions on acceptable terms, and

  •
  Buhrmann's ability to integrate and operate the acquired businesses profitably after its acquisition.

    Additional risks associated with future acquisitions include:

  •
  the loss of key personnel in the acquired company, and

  •
  the failure to discover liabilities of the acquired company for which Buhrmann may be responsible following the acquisition.

    Additional challenges which may result from organic growth as well as growth through acquisitions include Buhrmann's ability to:

  •
  improve the efficiency of growing operations;

  •
  manage efficiently the operations and employees of expanding businesses, and

  •
  hire enough qualified technical personnel to staff new or expanded operations.

    Buhrmann cannot ensure that it will be able to adequately address these concerns. Buhrmann's failure to address these concerns could lead to a material adverse effect on its business, financial condition and results of operations.

If Buhrmann's contract with Heidelberger were to be terminated, or Heidelberger were to cease operations, Buhrmann could lose most of its Graphic Systems Division's revenues

    Buhrmann's Graphics Systems Division is the exclusive distributor of printing equipment manufactured by Heidelberger in a number of countries. The Graphics Systems Division derives approximately 70% of its revenues from sales of such equipment. Either Buhrmann or Heidelberger can terminate the exclusive distribution agreement with 18 months notice on or after January 1, 2002, such that the contract could be terminated at any time after July 1, 2003. If Heidelberger were to terminate the distribution agreement or cease operations (without a successor), Buhrmann's business, financial condition and results of operations may be adversely affected.

Buhrmann's exposure to exchange rate fluctuations may adversely affect its financial results and condition

    Buhrmann's subsidiaries are exposed to exchange rate fluctuations on both an operational and a reporting level. Buhrmann prepares its Consolidated Financial Statements in euro. Buhrmann's subsidiaries generally report their results of operations in local currency. Consequently, in 2000 approximately 50% of Buhrmann's revenues were reported in US dollars and approximately 70% of Buhrmann's borrowings were denominated in US dollars. Although Buhrmann enters into currency swaps with finance subsidiaries in the Buhrmann Group to minimize its exposure to exchange rate fluctuations, Buhrmann is to a certain extent still exposed to exchange rate fluctuations. Accordingly, Buhrmann's reported results of operations and financial condition could be adversely affected by changes in currency exchange rates between those currencies and the euro.

Buhrmann's quarterly results fluctuate as a result of seasonality in its business

    Buhrmann's businesses are affected by seasonal variations. This is partly a result of increased customer ordering in the fourth quarter of each year in advance of year-end closing in order to, among other things, increase the level of spending allowances for the following year. Accordingly, Buhrmann has historically experienced higher sales volume and operating results in the fourth quarter of the year. If Buhrmann were to experience supply, distribution or other problems or adverse market conditions during the fourth quarter of any particular year, the impact on its business, financial condition and results of operations could be significantly greater than if those problems occurred at other times.

Buhrmann may be required to indemnify purchasers of the businesses that Buhrmann sold for pre-sale liabilities

    Since 1997, Buhrmann has divested various subsidiaries and divisions, some of which were substantial (see Item 5 "Operating and Financial Review and Prospects—Acquisitions and Divestments"). In connection with these divestments, most notably the packaging business and the Information Systems Division, Buhrmann has agreed to indemnify the purchasers against various potential liabilities, such as environmental liabilities and liabilities related to taxes. Buhrmann has established reserves for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot assure that these reserves will in fact be sufficient to cover these potential liabilities. The lack of adequate reserves could have a material adverse effect on Buhrmann's business, financial condition and results of operations. In addition, Buhrmann has exposure with regard to the financing it provided to the purchaser of its Information Systems Division. The insolvency of this purchaser and/or business could result in a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann has material debt

    Buhrmann has indebtedness that is material in relation to its shareholders' equity. A substantial portion of Buhrmann's cash flow from operations must be dedicated to the payment of principal and interest on Buhrmann's debt. Buhrmann's indebtedness could have important consequences, including that:

  •
  Buhrmann's ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

  •
  certain of Buhrmann's borrowings are and will continue to be at variable rates of interest, which exposes Buhrmann to the risk of increasing interest rates;

  •
  a substantial part of Buhrmann's assets has been pledged to secure Buhrmann's obligations under the Senior Credit Facility (see Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources") and in connection with the Securitization (see Consolidated Financial Statements—note 14) and will be unavailable to secure other debt, which will limit Buhrmann's ability to obtain additional debt financing;

  •
  Buhrmann may be more leveraged than certain of its competitors, which may place Buhrmann at a competitive disadvantage, and

  •
  Buhrmann's leverage could make it more vulnerable in the event of a downturn in general economic conditions or its business.

    Buhrmann's ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on Buhrmann's financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. If Buhrmann's cash flow and capital resources are insufficient to fund its debt service obligations, Buhrmann may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. Buhrmann's operating performance, cash flow and capital resources may not be sufficient for payment of its debt in the future. In the event that Buhrmann is required to dispose of material assets or operations or restructure its debt to meet its debt service and other obligations, the terms of any such transaction may not be as advantageous to Buhrmann as they otherwise might be. In addition, a change in the rating of Buhrmann's indebtedness by rating institutions may influence Buhrmann's capacity to incur new debt and may influence interest rates to be paid thereon. A lower rating for Buhrmann generally leads to an increase of interest expenses on new borrowings.

Buhrmann is restricted by the terms of its debt

    Buhrmann is restricted by the terms of its debt. The terms of such debt limit Buhrmann's flexibility in operating its business. In particular, these agreements limit Buhrmann's ability to, among other things, incur other debt, make investments and enter into certain corporate transactions. The Senior Credit Facility (see Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources"), also requires Buhrmann to meet certain financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. In addition, the lender under the Senior Credit Facility could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann's assets that secure the Senior Credit Facility. If there is a default under the Senior Credit Facility, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

Forward-Looking Statements

    This document contains certain forward-looking statements concerning Buhrmann's future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and Buhrmann's business and operations and references to future success. These statements are based on certain assumptions and analyses made by Buhrmann in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with Buhrmann's expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed above. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Buhrmann will be realized or, even if substantially realized, that they will have the expected consequences for or effects on Buhrmann and its subsidiaries or their business or operations.

ITEM 4:  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Company history

    Buhrmann N.V. was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken N.V. (KNP). Upon KNP's merger in 1993 with Bührmann-Tetterode N.V. and VRG-Groep N.V., the combined company N.V. Koninklijke KNP BT ("KNP BT") was formed. KNP BT was active in three main areas: paper manufacturing, packaging, and business services and distribution.

    In 1997 and early 1998, KNP BT made certain strategic decisions concerning its future. In April 1997 the protective and flexible packaging activities were divested for EUR 454 million to Tenneco, Inc. In December 1997 the paper manufacturing subsidiary, KNP LEYKAM, was sold to Sappi Limited ("Sappi"), a South African paper group. In consideration for the sale of KNP LEYKAM, KNP BT received EUR 335 million in the form of loan notes (sold immediately following the closing for EUR 307 million in cash) and 44.6 million shares in Sappi. These shares were sold in two tranches; 31.5 million as part of a global offering by Sappi in November 1999, and in February 2001 the remaining 13.1 million (see "Recent Developments" below). In June 1998, the remainder of the packaging business was sold for EUR 1.4 billion to CVC and Cinven, two venture capital groups.

    In August 1998, KNP BT was renamed Buhrmann N.V., which can be regarded as the continuation of KNP BT's business services and distribution activities.

    On October 28, 1999, Buhrmann acquired 100% of the outstanding capital stock of Corporate Express, Inc. The acquisition and the related refinancing costs amounted to approximately $2.9 billion, raised by means of a Senior Credit Facility in the amount of $1.9 billion, $350 million raised by means of Senior Subordinated Notes due 2009 (the "12 1/4% Notes"), $350 million Preference Shares C, and euro 300 million newly issued Ordinary Shares. The acquisition of Corporate Express provided us with significantly increased scale, a good platform for growth, an improved information technology system, an opportunity to realize substantial synergies and cost savings and an experienced US-based management team. Buhrmann achieved better-than-expected progress and benefits from the integration of Corporate Express, with approximately EUR 80 million in synergies realized in 2000. In North America, the integration of systems, staffing resources and facilities was completed within the year following the acquisition. The Company continues to work on integrating regional functions and facilities.

    The integration of the European businesses will continue through 2001. In the first half of 2000, Buhrmann divested its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), which was no longer considered a core business. The value added resellers, operating under the names of Info'Products and Allium, were sold in May 2000 to a newly formed subsidiary of Specialist Computer Holdings plc of Great Britain, a large privately owned technology group. A portion of the consideration was financed by Buhrmann through loan notes, the principal of which is to be repaid in 2004.

    Buhrmann's Ordinary Shares are listed on Euronext Amsterdam and on the Frankfurt Stock Exchange. Ordinary Shares are also traded in London on SEAQ International and in the United States on the over-the-counter market (under the symbol "BUHRY"), in the form of American Depositary Receipts (ADRs).

    The legal name of the Company is Buhrmann N.V. (Naamloze Vennootschap). It is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (The Netherlands). Our registered office address is Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands and our telephone number is +31 20 6511111. Our agent in the United States for service of process in connection with our 12 1/4% Notes is CT Corporation, 111 Eighth Avenue New York, NY 10011.

Recent Developments

Acquisition of Samas' office products division

    On December 22, 2000, Buhrmann entered into an agreement with Samas-Groep NV to acquire their office products division for a purchase price of EUR 320 million. The acquisition was completed in April 2001 after the European Commission approved the transaction. A condition to European Commission approval was Buhrmann's agreement to sell the office products division of its subsidiary Corporate Express Nederland BV. The office products division of Samas is exclusively a trading operation with marketing and distribution organizations across a number of European countries. These operations have been managed in a divisional structure independent from Samas' other division, which is involved in the manufacturing and distribution of office furniture. The Samas' office products division operates through subsidiaries in The Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland.

    The Samas Acquisition was effected by means of the purchase of 100% of the share capital (directly or indirectly) of those subsidiaries. As a result, all assets of the office products division as well as management and other employees in this division were transferred to Buhrmann.

Sale of remaining interest in Sappi

    In February 2001, Buhrmann sold its remaining 5.5% interest in Sappi Limited. These shares were received in partial consideration for the sale of KNP Leykam (see "Company History"). The transaction involved the sale of 13.1 million shares at a price of SAR 58.75. After the settlement of hedging and other transaction costs, the result was a positive cash flow of EUR 75 million which was used to reduce bank borrowings. Buhrmann recorded a net book profit of approximately EUR 20 million on the sale in the first quarter of 2001.

Acquisition of US Office Products

    On March 5, 2001, Corporate Express entered into an asset purchase agreement with US Office Products Company, Inc (USOP) and certain subsidiaries of USOP to purchase substantially all of the assets relating to USOP's North American office products business, including certain stand alone furniture businesses. The acquisition was completed on May 14, 2001. The purchase price for the USOP Business was $172 million in cash, plus the assumption of certain liabilities, including liabilities with respect to employees and existing supply contract and lease contracts. The purchase price was reduced from $250 million as a result of the weaker trading performance of USOP since March 5.

Equity offering

    In March 2001 Buhrmann raised EUR 670 million (net of expenses) through an equity offering of 27.6 million Ordinary Shares at a price of EUR 25 per share. The proceeds from this offering were used as part of the financing for the USOP and Samas acquisitions and will also provide financing for the Company's ongoing acquisition program. Under the terms of the Senior Credit Facility, Buhrmann is required to apply a percentage of the proceeds of any equity offering to the prepayment of debt under the facility, except that such prepayment obligation does not apply to up to EUR 200 million of cash proceeds. Buhrmann has applied to the banks for a waiver of the prepayment obligation in order to permit it to use the funds for acquisitions. Pending receipt of the waiver, Buhrmann will hold sufficient proceeds from the equity offering available in order to make such prepayments.

Sale of NPO Sistemi

    In January 2001 Buhrmann reached an agreement to sell its Italian computer company, NPO Sistemi S.p.A. based in Milan to the company's management. The sale was completed in June 2001.

First quarter 2001 results

    Following the publication of Buhrmann's provisional figures for the first quarter of 2001, the Buhrmann share price on Euronext Amsterdam decreased by over 30%. This prompted an investigation by Euronext Amsterdam as to whether Buhrmann timely disclosed share price sensitive information. At the time of filing of this document, this investigation is pending.

BUSINESS OVERVIEW

Introduction

    As an international business-to-business services and distribution group, Buhrmann is a major global supplier of office products, paper and graphic systems for the business market. A combination of modern internet technology and advanced logistic processes allows Buhrmann to distribute its products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales. With its office products divisions operating under the name of Corporate Express, Buhrmann is a market leader in the business-to-business market for office products in North America, Australia and Europe, based on revenue. Furthermore, Buhrmann is a market leader in Paper Merchanting in Europe, based on tons of paper sold. Buhrmann is also a major supplier of graphic systems in six European countries. Buhrmann generated sales in the year 2000 in excess of EUR 9.6 billion, and has approximately 26,000 employees in 30 countries. Buhrmann's activities are grouped in Office Products, Paper Merchanting and Graphic Systems.

Office Products

    Buhrmann is a world leader in the sale, distribution and service of office and computer products to the business market. Products of this type are ideally suited for Internet selling. The vast majority of Buhrmann's customers have Internet access. Orders can be placed more easily, efficiently and accurately via the Internet than using traditional methods such as telephone or fax where there is a greater risk of incorrect data input. The costs are also lower as the process circumvents a number of administrative tasks. Customers can place e-commerce orders accessing a web site. Corporate Express arranges next-day on-site delivery. Due to the geographical spread of its activities, Corporate Express can offer superior service to companies operating on a worldwide basis.

Paper Merchanting

    Each year Buhrmann's Paper Merchanting Division supplies over two million tons of paper to printers, publishers and the office market, predominantly in Europe. This ranges from paper for copiers and laser and inkjet printers to large sheets for printing presses. The Paper Merchanting Division has four private brands:

  •
  Hello and ON, top-quality wood free coated respectively uncoated papers for the graphic market;

  •
  Motif, an extensive range of -cut size- office papers for photocopying, plain paper faxes, laser (bl/w and color) and inkjet printing, including inkjet specialities, and

  •
  IBM, an extensive range of premium -cut size- office papers for photocopying, plain paper faxes, laser (bl/w and color) and inkjet printing, including inkjet specialities.

    In addition to paper, the division distributes a large range of self-adhesive and synthetic materials for the display and digital print market. These products are used for lettering on building signs, as well as advertising slogans on buses, trains and aircraft.

Graphic Systems

    The Graphic Systems Division is active in six European countries, supplying graphic machines, materials and related services to the graphic industry. In addition to the well-known Heidelberger presses, the division sells pre-press systems and cutting, folding and binding equipment. The division also supplies consumables, such as ink and spare parts. The emergence of new technologies has led to more streamlined and simplified printing processes. The application of this new technology allows information to be transferred directly from the computer to the plate. To complement the range of Heidelberger printing presses, Heidelberger also supplies high quality printers and copiers for the professional environment, in which the imprint is made using toner technology.

Business Strategy

General

    As an international business services and distribution group, our focus is exclusively on the marketing and distribution of products and services to business customers. The markets that benefit the most from our capabilities are the developed markets of the world that feature a high Gross Domestic Product (GDP) per capita. In particular, we focus our business activities on markets with the following characteristics:

  •
  A large number of producers (suppliers) with a wide variety of products that require our product assortment consolidation services;

  •
  A broad spread and number of customers, resulting in a relatively low concentration of business per customer;

  •
  The opportunity to deliver clear added-value to both our suppliers (producers) and customers in the distribution function, and

  •
  The potential to create significant competitive advantages in operational and procurement costs, as well as in customer service.

    In general, having leading positions in these markets could result in superior financial performance due to scale advantages. Therefore, we strive to be the leading distributor in each (regional) market in which we operate. Our strategy excludes production and retailing activities.

Focused e-business Strategy

    To take further advantage of ongoing industry trends of globalization, rapid consolidation and increased customer sensitivity toward declining procurement costs, Buhrmann has committed to an additional EUR 100 million investment in next-generation e-commerce systems over the next three years. Many of our customers order their office supplies and services via the Internet. Our ability to leverage our world-class "bricks and mortar" infrastructure of distribution centers, back-office ERP systems and delivery and fulfillment capabilities will be crucial to our success in this area. This strategic investment focuses on four key approaches to e-business: a next-generation Internet ordering system; an improved third-party/ e-procurement connectivity capability; a small-and-medium-sized company product offering; and a multi-vendor capability. We have defined these approaches according to how companies, large and small, are approaching procurement on the Internet. Buhrmann's new e-business strategy also provides additional benefits to our customers in efficiency and accuracy of ordering products and inventory tracking systems. In Office Products, we will continue to serve our large corporate customers with expanded global e-procurement solutions that will enhance our direct selling expertise worldwide. We will also address the needs of our large customers with new selling models, such as integrating with our customers' electronic procurement software and participating in multi-vendor portal models. Prior to the advent of the Internet and electronic catalogue delivery, the small-to-medium sized office sector, defined as offices with 10-to-100 employees, was not a cost-effective market for our catalogue-based business to target. Now, however, emerging technology has enabled us to effectively target and serve this market. In our Paper Merchanting and Graphic Systems Divisions, we will soon roll out a common e-business solution that will be designed to integrate with our customers' back-end procurement systems for more streamlined ordering and fulfillment. In Graphic Systems, specifically, it will focus on the sale of printing press supplies to maximize efficiencies and increase sales in this area of our business.

Increase sales by leveraging global service capabilities

    Buhrmann intends to increase sales and operating margins through continued emphasis on service quality across all of its divisions. Buhrmann believes that, in its office products divisions, service quality (i.e., fill rates, lead time, and delivery reliability) and the ability to provide a breadth of product offerings globally are the key criteria that its customers consider when selecting preferred suppliers. Within its office products businesses, Buhrmann believes that the recent acquisitions will expand its ability to provide its customers with increased global service and that the continued implementation of Corporate Express' ISIS software will allow it to significantly improve its service quality. In addition, Buhrmann aims to further strengthen its position as a preferred supplier to Fortune 500 companies as these companies increasingly demand single-source suppliers for their global office product needs.

Realize cost savings opportunities

    Buhrmann believes it will be able to obtain significant synergies on an annual basis by integrating businesses of acquired companies into its existing platform of strong purchasing agreements with its suppliers. These synergy benefits will be mainly derived from improved purchasing terms, the merger of duplicative head offices, logistics centers, back offices, staff and other reductions, as well as from cost savings on further IT investments.

Improve operating margins

    Buhrmann has identified opportunities to improve the operating margins in each of its divisions. In its office products divisions, Buhrmann will try to improve operating margins by (i) engaging in targeted marketing programs to increase sales of value-added products that carry higher margins, (ii) eliminating unprofitable product lines, (iii) centralizing or regionalizing certain administrative and operational functions and (iv) integrating information technology systems. Buhrmann also believes that operating margins in its Office Products North America Division will improve as Buhrmann continues to adopt Corporate Express' information technology system. Buhrmann intends to improve operating margins in its Paper Merchanting Division by focusing on the business papers segment of the market and making selective acquisitions in higher margin niche markets, such as adhesive and display materials which are used for promotional purposes.

Strategic acquisitions.

    Buhrmann intends to expand and increase sales in part through strategic acquisitions. Buhrmann focuses exclusively on the marketing and distribution of products and services to business customers in developed markets of the world that feature a high gross domestic product per capita.

    Buhrmann evaluates acquisition candidates according to the following criteria:

  •
  Production and retail activities are excluded;

  •
  Companies having a large number of producers/suppliers with a wide variety of products that require product assortment consolidation services;

  •
  Acquisition candidates must have a wide range and large number of customers, resulting in a relatively low level of concentration of business per customer;

  •
  The acquisition opportunity must be able to deliver clear added-value both to the producers/suppliers as well as to customers in distribution and services, and

  •
  There must be potential to create significant competitive advantages in operational and procurement costs, as well as in customer service.

    A number of potential acquisitions are under consideration. Buhrmann has recently acquired the office products business of US Office Products in the United States and the office products division of Samas in Europe (see paragraph "Recent Developments" above). Buhrmann is continuously evaluating acquisition opportunities as they become available. In addition to the above-mentioned acquisitions, Buhrmann is currently involved in various stages of negotiation in connection with other attractive acquisition opportunities. The outcome of any of these other opportunities is at this time uncertain.

Industry trends

Industry Consolidation

    Consolidation within the global office products industry continued in 2000, and Buhrmann was a key driver of this trend. The addition of Corporate Express doubled the size of Buhrmann on a worldwide basis, both in terms of annual sales and global reach. Additionally, in 2000 and 2001, Buhrmann made a number of smaller acquisitions in the office products and paper merchanting markets.

    However, the office products industry is still very fragmented, especially in Europe. Accordingly, there are additional opportunities for further consolidation within the industry, and this trend is expected to drive our growth going forward. Buhrmann plans to continue to employ the dynamic acquisition strategy of purchasing small-to-medium-sized regional companies to increase market share and to fill in geographic gaps. To maintain our global competitive advantage, we also plan to capitalize on the consolidation trend in our industry to identify, and strategically acquire, larger-scale companies to strengthen our overall position.

Global Sales and Merchandising Strategy

    A predominant driver of the consolidation trend within the worldwide office products industry is a movement toward the globalization of our customers. As complex international corporations become increasingly global, they are looking to their suppliers for centralized international purchasing solutions that provide distribution and fulfillment on a local level. To reduce operating expenses, customers want to make purchasing decisions from one central location for their global business, but need the inventory management, day-to-day purchasing needs, and delivery of products and services to be fulfilled local market-by-local market. Therefore, consolidation and geographic expansion is expected to continue within the industry as companies grow to achieve the international scale required to meet the single source supplier needs of customers, and Buhrmann continues to address these customer needs with a focused global sales and merchandising strategy. With the achievement of growth initiatives in 2000 and a focused strategy for international customers, Buhrmann's Office Products Divisions are now well positioned to take advantage of this market trend. In addition, the increased buying power that accompanies global scale allows us to offer products and services at competitive prices, helping to reduce costs for customers.

Customers Seeking a Single-Source Supplier

    Another aspect of the trend toward the single-source supplier model is the continuing desire by customers to outsource non-core activities. In 2000, the Office Products Divisions experienced greater demand from customers who preferred to use a single source for complementary office-related products and services, such as forms and print management. Buhrmann continues to address this market need by leveraging its existing infrastructure and systems to offer additional products and services. This strategy allows our customers to focus their resources on efficiently running their businesses. For distributors, such as Buhrmann, to benefit from this trend, it is crucial to provide world-class logistical service, including ordering, fulfillment and delivery of products and services. Therefore, we realize that it is essential to manage, monitor and control all factors that affect our service organization, such as running outlying distribution centers and customer service functions.

Seasonality

    Buhrmann's businesses are affected by seasonal variations. This is partly as a result of increased customer ordering in the fourth quarter of each year in advance of year-end closing in order to, among other things, increase the level of spending allowances for the following year. Accordingly, Buhrmann has historically experienced higher sales volume and operating results in the fourth quarter of the year.

Divisions

    Buhrmann's three business activities are organized in five divisions. These are the three Office Products Divisions of North America, Europe and Australia, the Paper Merchanting Division and the Graphic Systems Division. For reporting purposes, the Office Products Divisions Europe and Australia are combined. Therefore, both of them are addressed together in this section.

Office Products North America

    Key figures (in millions of euro, except number of employees)

	2000	1999	1998
Net sales	4,703	1,603	1,030
Operating result before amortization of goodwill (EBITA)	333	62	34
Number of employees at year-end	13,262	13,792	4,122

General

    The Office Products North America Division operates under the name Corporate Express and is a leading full-service distributor of over 10,000 items of general office products, business furniture, computer supplies and accessories, custom business forms and pressure-sensitive labels and forms, and imaging and computer graphic supplies. The division also supplies desktop software and other products and services, including advertising specialities and promotional products.

    At December 31, 2000, the Office Products North America Division had 275 locations, including 57 distribution centers in the United States and Canada and approximately 13,000 employees, including approximately 2,500 sales and marketing representatives. The head office for the North America operations is located near Denver, Colorado. The division plans to increase sales to existing customers by cross-selling its multiple product and service offerings and by developing its existing customers into multi-regional or national accounts. Buhrmann believes that large companies are increasingly opting to use a single national supplier in order to consolidate purchasing power and eliminate the internal costs associated with multiple invoices, multiple deliveries, complex and varied ordering procedures, uneven service levels and inconsistent product availability. Many large companies operate from multiple locations and can benefit from selecting suppliers who can service them in many of their locations.

Industry overview

    The office products business consists primarily of companies that operate in one or more of three broad sales channels: the contract stationer (or contract distribution) channel, the direct marketing channel and the retail channel. Contract distributors typically serve medium and large-size business customers through the use of a product catalogue and a direct sales organization and typically stock certain products in distribution centers and deliver these products to customers on the next business day. The major contract stationers carry a significant proportion of their merchandise in-stock, relying only upon wholesaler intermediaries for inventory backup and increased product breadth, while smaller contract distributors carry a much smaller portion of their merchandise in stock. Direct marketers of office products typically target small business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, direct marketers rely almost exclusively on catalogues and other direct marketing programs, rather than direct sales forces to sell their products, and generally use third parties to deliver products. Office product retailers typically serve smaller businesses, home offices and individuals. Over the last decade, this retail channel has undergone significant changes, primarily as the result of the emergence of office product superstores. Buhrmann believes that every major metropolitan area in the United States is served by at least one office products superstore. Changes within these broad sales channels have obscured certain lines among them. Several major industry participants, including Buhrmann, operate across these channels.

    The non-store office product distribution industry in the United States has been rapidly consolidating and undergoing other significant changes. As a result of this consolidation, the number of independent, midsize office products contract distribution companies (those with annual sales of more than $15 million) has declined significantly. Large companies (including Corporate Express) serving a broad range of customers have acquired many of these smaller businesses. As the office products industry continues to consolidate, Buhrmann believes that many of the remaining smaller office products distribution companies will be unable to compete effectively due, in part, to their inability to purchase products at favorable prices or provide all of the services customers require. Buhrmann expects that many of these independent businesses will be acquired by larger companies or will cease to operate.

    Medium- and large-size companies, the market segment in which Corporate Express operates, are increasingly opting to use a single national supplier. Central purchasing of office products (such as office supplies, computer supplies and office furniture) and service provides several advantages for customers. For example, a customer could take advantage of the economies of scale Corporate Express offers and achieve uniformity in its office products services and distribution company-wide while reducing its procurement process costs by dealing with one supplier and uniform system.

Strategy

    In order to address the market conditions in the US office products industry, Buhrmann has supplemented internal growth with vigorous acquisitions policies, acquiring a large number of office product distributors in the United States. The practice has been to integrate acquired companies into the overall infrastructure with a goal of improving purchasing power and reducing selling, administrative and other costs in long-term. However, in the short-term, such acquisitions have sometimes created and could create additional costs while existing systems are kept operational during the time that new systems are being deployed. The distributors acquired have now all been integrated into a network of companies covering most major metropolitan markets in the United States. The integration of Corporate Express and Buhrmann has progressed on schedule and is expected to be completed in 2002. In the coming years, Buhrmann expects to further emphasize measures aimed at improving quality, lowering operating costs and enhancing margins. To reduce costs, Corporate Express is further centralizing and/or regionalizing certain administrative functions as well as increasingly automating the distribution centers and integrating the branch offices. In addition to the expansion of activities in the field of electronic commerce, current initiatives include ISO 9002 certification at all of the distribution centers and the servicing of specific market segments with tailor-made product and service offerings. In 2000, the Company completed the critical task of systems integration by migrating nearly 14,000 accounts, worth more than EUR 700 million in annual sales, from Buhrmann's pre-acquisition order processing systems to ISIS, the acquired state-of-the-art order processing system developed by Corporate Express. We also integrated the two companies' e-commerce tools to one platform, called E-Way. This involved transitioning 4,000 customers with 100,000 users worth EUR 270 million in annual sales. Additionally, the Company has fully unified its 2,500 strong North American sales force with a common business language platform, pricing system and marketing program. In April 2000, Corporate Express launched its first combined catalogue with 13,000 products, called the Sourcebook. Finally, the North American Division completed its extensive branding effort to transition all building signage, delivery vehicles, uniforms, delivery cartons and company materials to the global Corporate Express identity. The integration efforts will continue with the further consolidation of local facilities, back-office systems and functions to capture additional synergies.

Product offerings

    Corporate Express offers its customers a full range of office products and services, including:

  •
  Traditional consumable office supplies, such as pens and pencils, paper clips and office paper;

  •
  Consumable computer supplies, such as diskettes and toner cartridges;

  •
  Digital printing equipment and services, including copiers, printers, fax machines and telecommunications equipment;

  •
  Office furniture, such as file cabinets and office chairs;

  •
  Desktop software products;

  •
  Customized corporate gifts and promotional items. and

  •
  Services, such as print and forms management and facility management.

    The division's larger distribution centers typically have in stock up to 10,000 Stock Keeping Units ("SKUs") of office supplies, which are the most popular items which are contained in Corporate Express' catalogue in both printed and electronic versions providing a comprehensive selection of more than 3,000 items in the core categories of office and computer supplies. Corporate Express offers name brands such as 3M, Microsoft and Hewlett-Packard, as well as its own "EXP" private label. A large majority of these items are maintained in inventory in the distribution centers. Corporate Express also has access, through the Electronic Date Interchange ("EDI") and other supplier ordering systems, to over 45,000 additional SKUs of office products, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling it to provide its customers with immediate access to a broad range of products, including those not stocked at its facilities. Corporate Express provides a wide variety of customized value added services, such as customer specific electronic catalogues, which are designed to reduce the customer's total overall cost of managing its office products needs.

E-Business

    E-commerce sales, as a percentage of total Division sales, increased significantly and are expected to grow strongly in the years to come. In 2001, Corporate Express intends to leverage and expand its Internet ordering system, E-Way, to further enhance its e-commerce capabilities. This is expected to include the development of value-added features, such as increased customization, online invoicing systems, and improved catalogue features, content management, pricing, account and customer support systems. Additionally, the Company plans to continue to participate in third-party procurement selling models and integrate our next-generation ordering systems with our customers' electronic procurement platforms. Other efforts targeted for the 2001-2002 timeframe are the development of e-business solutions that will target the small-to-medium sized office market, and multi-vendor capabilities. We continue to integrate our Internet technologies with our back-end infrastructure systems to better serve our customers by receiving, fulfilling and delivering orders as efficiently as possible.

Sales and marketing

    The marketing strategy is designed to increase the customer base of medium and large-sized businesses and institutions by flexibility and responsively demonstrating to customers and potential customers that the total overall cost of managing their office products needs can be reduced by focusing on process cost reduction. Corporate Express works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues, electronic as well as paper requisition forms, EDI and Internet ordering.

    Corporate Express markets its products and services to customers using a centrally produced full-color catalogue of its products and services. The products offered in these full-line catalogues are kept in stock at the distribution centers. Additionally, Corporate Express is linked electronically to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and the inventory levels can be managed better. In addition to the full-line catalogue, Corporate Express produces a substantial number of customized and promotional catalogues. Customers can also place orders through the Internet using E-Way, Corporate Express' full-line Internet ordering system (see "Information Technology" below).

    Corporate Express markets and sells its products and services to both contract and non-contract business customers through a network of national account managers servicing national accounts and local employee sales representatives. Contract customers enter into agreements setting prices for certain products over a particular time period. The primary responsibility and priority of the national account managers is to acquire, retain and increase sales of the wide array of products and services to large, multiple location customers.

    Account managers are assigned a list of prospective customers for whom the account manager takes responsibility in directing all marketing efforts. Additional responsibilities of the account managers include designing and implementing customized merchandise and service packages for each of their accounts as well as responding to all special service requests. A company-wide network of personnel and resources supports all account managers, including information technology resources. The local sales force is generally commission-based and is organized within each of the major product categories. Buhrmann believes that this structure maximizes the productivity as well as the product and service knowledge of the sales force. Corporate Express is focusing on expanding its national account customer base to increase the cross-selling opportunities among its various product lines.

Logistics

    Corporate Express receives orders through E-Way, its electronic ordering and fulfillment system, and through the EDI systems, as well as by traditional telephone, fax and mail-in purchase order methods. After an order has been placed, picking documents are created for those items in stock and routed to the appropriate distribution center for order fulfillment. At the same time, the EDI systems transmit those portions of the orders not in stock to the suppliers. Corporate Express is able to acquire many items not in their own inventory on the same day and to combine such items with the in-stock items to yield a first time fill rate in the United States exceeding 95%.

    Most of the distribution centers use bar coding and scanning technology to ensure accuracy and efficiency. After an order is picked and packed, conveyors and overhead scanning systems are utilized to route and manifest outgoing customers' deliveries. Significant detailed reporting is available to optimize warehouse productivity, inventory turn, SKU selection and to evaluate vendor performance.

    The distribution centers generally have a logistical reach of up to approximately four to five hours by truck in any direction and a combination of owned vehicles and third-party delivery services are used to deliver office products. Corporate Express typically operates from a single regional distribution center that generally supports multiple distribution breakpoints and satellite sales offices. Generally, items stocked in these regional office products' distribution centers consist of the most commonly ordered items for which customers demand next day delivery.

Purchasing

    Corporate Express purchases a large majority of the products in volume directly from manufacturers or major office products wholesalers, who deliver the merchandise to each of the distribution centers.

    To maximize purchasing power, Buhrmann's purchasing strategy has been to establish preferred relations with certain suppliers with whom it can capitalize on purchasing economies. This "preferred supplier" strategy creates advantageous pricing relationships and has led to competition among suppliers for inclusion in this group. To further maximize its purchasing power, Corporate Express has been consolidating, and will continue to consolidate, its purchases from key suppliers to increase its importance to those suppliers, including the sourcing of the office products sold under the EXP brand name. The EXP product line consists of over 500 large volume products which represent an offering to customers of high quality merchandise at pricing below that of comparable nationally branded merchandise. Additionally, Corporate Express has utilized, and will continue to utilize, the ability to provide suppliers access to international markets through the European and Australian Office Products Divisions as part of the purchasing strategy.

    Certain of the suppliers are linked through EDI with the on-line order entry system. If products ordered through the on-line order entry system are not in stock, such products are purchased automatically through EDI from such suppliers. These suppliers deliver such products to the warehouses in time for next-day delivery to the customer with other ordered products.

Competition

    Corporate Express operates in North America in a highly competitive environment, which has resulted in pressure on gross profit margins for the last few years. The primary competitive factors in the US office products distribution industry are service, price and product offerings.

    The principal competitors, varying in the different regions, are national office products distributors, traditional contract stationers, direct mail order companies, retail office products superstores and stationery stores. The target market is medium and large-sized businesses and other institutions. Buhrmann believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, which can provide the lowest total overall cost of managing their office products needs, high levels of service, convenience and rapid delivery.

    Corporate Express believes its largest competitors are Boise Cascade Office Products Corporation and the business services divisions of Office Depot Inc. and Staples, Inc. These businesses, and many smaller office products distributors and other businesses penetrating the office products market, compete for and sell office products to many of the same customers as Corporate Express. Buhrmann believes that Corporate Express competes favorably with these companies on the basis of its customized and value added services and the price of the products.

    Some of the competitors have greater financial resources and purchasing power than Corporate Express and, particularly in the case of the retail office product superstores in the United States, significant name recognition. In addition, Buhrmann believes that the office products industry in the United States will continue to consolidate over the next few years, and consequently become more competitive.

Information technology

    Corporate Express is using automated order entry, EDI, reporting and other information technology systems designed to decrease response times and error rates and improve customer service, and has several operating systems to enhance its operations. E-Way is the Internet on-line catalogue ordering system, which generates an increasing amount of fully automated orders reducing costs for both the customers and Corporate Express. This system is linked to the general order entry system, called ISIS. Key features of the ISIS system are the use of three-tier client server architecture that allows customers and suppliers to better communicate with Corporate Express, object oriented design techniques and a relational database designed to handle customer inquiry, data warehouse and management information applications. Through the implementation of these enhanced systems, Buhrmann plans to make the products and services available to a broader range of customers and to further personalize customer services and account information while lowering the customer's overall procurement cost. In 2000, the Company completed the critical task of systems integration by migrating nearly 14,000 accounts, worth more than EUR 700 million in annual sales, from Buhrmann's pre-acquisition systems to ISIS. We intend to continue to make substantial investments in the development and enhancement of our computer software applications.

    Corporate Express also provides the customers with billing and usage information in hard copy or magnetic tape, cartridge or diskette media, in each case designed to a particular customer's specifications. Customized cost center billing gives the customer the ability to analyze and rationalize its ordering and usage of office supplies and to use such information for budgeting purposes.

    The information initiatives and administrative programs, together with the increased sales and purchasing power that result from the acquisitions, are designed to decrease operating costs as a percentage of sales and increase operating profitability.

Acquisition of US Office Products

    On March 5, 2001, Corporate Express entered into an asset purchase agreement with US Office Products Inc. (USOP) to purchase substantially all of the assets relating to USOP's North American office products business and completed the acquisition on May 14, 2001 (see "Recent Developments" above). USOP is a leading distributor of office products and office furniture in North America. USOP operates mainly as a contract stationer, delivering office products directly to customers' offices. USOP offers a full range of office products, including traditional office products, office furniture, computer supplies and accessories, business forms and software. It also sells, on a limited basis, office supplies to walk-in customers in a small number of locations where USOP retains individual retail stores. Based on revenues, USOP was the fifth largest business to business office products supplier in the United States. USOP also sells a broad range of office furniture. This includes more expensive and typically custom-built contract furniture, as well as less expensive in-stock, middle-market furniture. USOP sells its products primarily through its sales associates who deal with customers on a one-on-one basis. It utilizes a large, general line catalogue as the primary marketing tool for its sales representatives. USOP distributed approximately 725,000 general line catalogues in fiscal 2000. Buhrmann believes that the combination of Corporate Express and USOP will reinforce Buhrmann's position in the United States, and solidify Buhrmann's position as a leading distributor of office furniture in North America.

Office Products Europe and Australia

    Key figures (in millions of euro, except number of employees)

	2000	1999	1998
Net sales	1,330	754	565
Operating result before amortization of goodwill (EBITA)	41	27	22
Number of employees at year-end	6,100	5,727	2,939

General

    The Office Products Europe Division, operating under the name Corporate Express, is a supplier and service provider of office supplies, stationery, office papers, IT consumables, office furniture, mailroom equipment, presentation equipment, document printing equipment (including copiers, fax machines and printers), promotional products, telecommunications and facility management. The division operates in Austria, Belgium, Denmark, France, Germany, Hungary, Ireland, Italy, Luxembourg, The Netherlands, Poland, Sweden and the United Kingdom, and had approximately 4,900 employees at the end of 2000. Also operating under the name of Corporate Express is the Office Products Australia Division, covering both Australia and New Zealand. Employing approximately 1,200 staff and servicing customers from 20 state-of-the-art sales and distribution facilities located throughout Australia and New Zealand, it is one of the largest providers of office products and related services.

Industry overview

    The office products business in most major international markets is following similar trends to those seen in the United States in recent years. The industry in Europe is fragmented and is being consolidated by major office product distributors, including Corporate Express. As in the United States, large contract stationers are establishing customer relationships with medium and large corporations that are seeking to lower the cost of procurement for consumable office supplies. In the case of smaller customers, the direct marketing segment is developing in global markets, especially in Europe. The retail superstore concept in evidence in the United States is not as widely accepted yet in the other international markets, due to the high cost of real estate in major global markets and strong ties between small end-users and traditional small retail dealers. In addition, there is growing interest, particularly in European markets, in multinational relationships between large global corporations and the major contract stationers with international operations, such as Corporate Express. Increasingly, medium- and large-sized companies, the market segment in which Corporate Express' Office Products Europe Division operates, are opting to use a single pan-European supplier. There are several advantages for customers which use central purchasing of office products (office supplies, office furniture, machines) and services. For example, a customer could take advantage of the economies of scale offered by Corporate Express and achieve uniformity in its office products services and distribution company-wide while reducing procurement process costs by dealing with one supplier and uniform system.

Strategy

    In order to meet the market conditions of the European office products industry, Buhrmann has supplemented internal growth with acquisitions. Buhrmann's practice has been to integrate acquired companies into its overall infrastructure with a goal of reducing selling, administrative and other costs in the long-term. However, in the short-term, such acquisitions have sometimes created and could create additional costs, as existing systems are kept operational while new systems are developed. Buhrmann intends to expand the European office product network to include a number of additional countries, such as Spain and Switzerland, where it does not currently have a significant presence. Buhrmann expects to generate cost savings by further integrating branch offices and aims to have a single head office site in each country, from which support services can be provided centrally. Buhrmann also expects to generate cost savings through the integration of the office products distributors acquired in 1999 and 2000, which are expected to be completed early 2002. Certain European functions, like purchasing, international account management, international product management and e-commerce management will be centralized on a European level.

    In Australia and New Zealand the business operations have been fully integrated into one central computer system providing a consistent service offering to corporate and government customers.

    In these markets Buhrmann continues to supplement organic growth with the addition of strategic acquisitions in traditional and specialist businesses.

Product offerings

    Corporate Express in Europe offers its customers a full range of office products including office supplies (such as computer supplies, stationery and office paper), office furniture, copiers and office equipment. It also offers services such as office facility management, and sells and provides services relating to advertising speciality and promotional products and business forms. The division has approximately 4,000 to 5,000 SKUs of office supplies contained in each of its separate European country catalogues. It also has access, through its EDI and other ordering systems, to thousands of additional SKUs of office supplies, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling Buhrmann to provide its customers with immediate access to an ever broader range of products. In Europe, Corporate Express has a strong private label, "Classic," which accounts for approximately 15% of its office supplies sales. Buhrmann intends to increase the percentage of office supplies sales attributable to the private label to a level of 30-35%.

    The Australian and New Zealand businesses also offer customers a comprehensive range of office supplies including computer supplies, stationery, IT products, office furniture, print and forms management and promotional products. The private label brand, "EXP" available throughout Australia and New Zealand provides customers with high quality, cost saving product alternatives. EXP product sales currently account for 10% of total product sales. The EXP private label program continues to expand, developing the brand as a premium alternative to the higher cost original products.

Sales and marketing

    Buhrmann focuses its marketing efforts on medium to large-sized accounts to which products are marketed through a dedicated sales force in each national market using catalogues of the product and service offerings. Buhrmann works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues and electronic ordering and information systems. Buhrmann intends to make greater use of direct marketing, through e-commerce and telephone sales to small customers in the future in an effort to reduce costs.

    In Europe, Corporate Express markets its products and services to customers through a local dedicated sales force using a separate full-color catalogue of its product and service offerings in each country. In 2000, Corporate Express developed a European catalogue which contains a range of 3,000 common articles. These articles are included in the country catalogues together with 1,500-2,000 additional products, which are specific for the local markets. By 2002, the common range is intended to consist of approximately 3,500 articles offset by a reduction in the local ranges. The catalogue is also available in Corporate Express' e-commerce Internet tool as well as on CD-ROM. Corporate Express is currently developing a new catalogue that will be used by its international customers throughout Europe. Corporate Express believes that the new catalogue will be helpful to its international customers, in that the customers will have a uniform catalogue full of items available for immediate delivery to any of the customers' European locations. The catalogue is also expected to enhance the image and presence of Corporate Express's Office Products Europe Division as an international competitor in the European office products industry.

    Corporate Express employs a "differentiated sales approach" whereby it tailors its sales approach to a targeted customer type. For example, an international account management approach is frequently used for large, national companies, while direct marketing is more appropriate for small office and home office operations.

    Corporate Express keeps most of the office products it offers in its catalogues in stock at its distribution centers. Additionally, Corporate Express maintains electronic links to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and it can better manage its inventory levels. In addition to Corporate Express' main catalogues, Corporate Express produces a substantial number of customized and promotional catalogues.

    Maximizing its unique geographic infrastructure, linked via one computer system and with outlets located throughout Australia, Corporate Express Australia is able to offer customers a common national service. A specialist National Accounts Team, offering a unique service unmatched within the industry, manages these national customers.

Logistics

    Corporate Express receives orders through EDI, as well as by traditional telephone, fax and PC-based ordering tools. Orders are routed to the warehouse to be picked up. Corporate Express achieves an average first order fill ratio of over 95%. The distribution centers use different technologies for picking up orders and delivery. Corporate Express has decided to change or replace methods and systems for those distribution centers that have become obsolete or inefficient operations or for which the capacity must be extended in order to serve more customers. It has built new distribution centers in Germany, Ireland and The Netherlands to replace old distribution centers. The new distribution centers use conveyor belts, automatic bar code scanning, (pallet) flow racks, wave-based order picking, weight checks and case calculation, all with the objective of achieving high quality and efficiency. Corporate Express has introduced a new warehouse management system that is expected to improve the operational control of all the pick and pack activities as well as all resource management activities. Corporate Express employs a number of different transportation options, such as delivery by truck and parcel services, depending on the size of the order and the location of the customer. Corporate Express both owns its delivery trucks and contracts deliveries out to third parties.

Purchasing

    Corporate Express purchases most of its products in high volume directly from manufacturers who deliver the merchandise to distribution centers. Corporate Express' goal has been to establish strong relationships with a limited number of suppliers with a view to achieving both lower prices and lower inventory levels as a result of the suppliers' willingness to provide prompt delivery out of their inventory. Corporate Express has accomplished this by entering into informal agreements to purchase large quantities from certain suppliers on a centralized basis. It is then able to negotiate favorable discounts and rebates that apply to purchases by all of Corporate Express' branches. This strategy has led to competition among certain suppliers to be chosen as one of its suppliers. As a result, Corporate Express will consider further consolidating its purchases from key suppliers to increase its importance to those suppliers, thereby increasing its bargaining power with its largest suppliers.

    Certain of the Office Products Europe Division's suppliers are linked through EDI with its on-line order entry system. If products ordered through the division's on-line order entry system are not in stock, the division purchases such products automatically through EDI from such suppliers. The suppliers deliver these products to the Office Products Europe Division's warehouses in time for next-day delivery to the customer with other ordered products.

    Major rationalization has been achieved in supply partners in Australia and New Zealand. Such rationalization has resulted in greater trading with major suppliers, SKU rationalization, dramatically increased focus of total support along with improved servicing and financial rewards. Corporate Express Australia sees an even greater future with its strategic suppliers in moving forward together and further increasing trading, communication, and alignment in the areas of supply chain management. An effective and seamless supply chain further increasing service levels, while eliminating unnecessary cost and duplication.

Competition

    The Office Products Europe Division operates in a highly competitive environment. The two most significant competitive factors in the office products distribution industry in Europe are service (including, in particular, delivery speed and reliability) and price. A new element in the competitive environment is the power of e-commerce. Having a wide variety of product offerings can give a company in the industry a certain competitive advantage. Product quality is less significant than in many other industries, due to the perceived uniformity of products.The office products industry in Europe is highly fragmented.

    Corporate Express offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products. Corporate Express' competitors include national office products distributors, traditional contract stationers, direct mail order companies, e-tailers and portals and, to a lesser extent, office products superstores and stationery stores. Corporate Express' principal competitors include Lyreco and Guilbert. In addition, Corporate Express faces increasing competition from direct marketing companies such as Quill and Viking. Corporate Express' target market is medium and large-sized businesses and other institutions. It believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, such as Corporate Express, which can provide customers the lowest total overall costs of managing their office products needs, high levels of service, convenience and rapid delivery.

    The office products market in Australia and New Zealand has undergone significant rationalization with the recent merger of the Blue Star Office business with Boise Cascade Office Products Australia. The merged business is now the largest combined Australia and New Zealand office products company and is viewed by Buhrmann as its main competitor.

Information technology

    Corporate Express currently uses a variety of different systems for sales, order entry and warehouse management applications as a result of the different systems used by the numerous businesses it acquired over the last few years. Corporate Express has selected standard systems for these applications, is in the process of implementing such standard systems and plans to introduce these standard systems within the next two years, depending on the need of the operating companies to replace their current systems. Common reasons for replacement include the need to improve operational costs, to improve the effectiveness of the sales force and to improve the quality of service.

    The Office Products Europe Division uses the SyntraNet Internet solution, which allows for the on-line placement of orders. The office products industry is witnessing strong growth in the number of orders placed on-line. The option of placing orders on-line supplements the other common methods of placing orders such as by telephone, fax and PC-based remote order entry. Over the next two years Corporate Express intends to replace SyntraNet with the new generation E-Way that is being developed in Corporate Express USA.

    A newly introduced catalogue database management system is intended to enable Corporate Express to produce catalogues in a flexible and efficient manner. In particular, Corporate Express expects to be able to produce customer specific catalogues that can be printed at the customers'

premises by salespeople using special software on their laptop computers. In the future, as information systems become more standard, Buhrmann hopes to centralize information system operations on a European level, which would substantially reduce the costs of information technology operations.

    Corporate Express Australia's Internet ordering site, NetXpress II, remains the highest transacted business-to-business site in Australia. Sales via the Internet represent approximately 24% of total sales and continue to provide an excellent cost saving alternative to traditional paper-based processes. Customers using the web are able to increase expenditure control via user log-in and tailored product selection. They are also able to speed up their ordering process by viewing stock availability and pricing.

Acquisition of Samas

    In April 2001, Buhrmann acquired the office products division of Samas-Groep NV (see "Recent Developments" above). The office products division of Samas is exclusively a trading operation with marketing and distribution organizations across a number of European countries. These operations have been managed in a divisional structure independent from Samas' other division, which is involved in the manufacturing and distribution of office furniture. All of the operations of the office products division in the Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland have been transferred to Buhrmann. More than 90% of the sales of the Samas office products division are generated in The Netherlands and the United Kingdom, where it has strong market positions. The division focuses primarily on large corporate customer accounts and has developed its leading market positions primarily through market share gains, and to a limited extent, selective acquisitions. The division sells a broad range of general office products and accessories to a wide range of customers through a sophisticated network of 22 sales and service facilities and 4 distribution facilities. The range of products consists of both top brand products and private label products. Buhrmann believes that a combination of Buhrmann's and Samas's office products divisions will create a stronger pan-European player in office products distribution, delivering substantial benefits to Buhrmann's current European Office Products business.

    Buhrmann will sell the office products division of its subsidiary Corporate Express Nederland BV, which was a condition to European Commission approval of the acquisition of Samas' office products division.

Paper Merchanting

    Key figures (in millions of euro, except number of employees)

	2000	1999	1998
Net sales	3,014	2,397	2,187
Operating result before amortization of goodwill (EBITA)	130	86	67
Number of employees at year-end	5,666	4,937	4,526

General

    Buhrmann's Paper Merchanting Division purchases a wide range of paper products directly from manufacturers and sells them to printers, office product distributors and end-users in Europe. The market, segments of which are becoming increasingly Pan European, demands strong local or regional logistic services for time sensitive delivery of relatively small orders. In terms of products, Buhrmann focuses on high quality paper grades and specialities, with the goal of increasing the net operating result per ton of goods handled. Key success factors in this business include purchasing power (bulk buying discounts), regional market share (utilization of local warehouses), product range (one-stop shopping) and reliability of deliveries (time sensitive publications).

Industry overview

    Buhrmann estimates that the total European market for graphic papers was approximately 28 million tons in 2000, of which 14 million tons were sold by paper merchants, and 14 million tons by paper mills on a direct basis. The latter consists predominantly of sales of mechanical-fiber products aimed at the market for magazines and other long-run publications. With annual sales of over 2.5 million tons of graphic paper, we believe that Buhrmann is Europe's largest paper merchant in terms of volume sold. Measured against the most relevant graphic paper grades, management estimates that Buhrmann has a market share of approximately 18% of the merchant-served segment of the European market.

    The European graphic industry remains highly fragmented. Although a process of consolidation is underway, 90% of the more than 70,000 printers in Europe employ fewer than ten people. This means that customers place a large number of relatively small orders for paper. Paper merchants need up to date, highly efficient logistical systems to fulfill such orders correctly and on time. Such a logistical system requires a substantial investment. The know-how currently available in the field of logistics and information technology makes it increasingly possible to organize order entry, administration and invoicing in one location and yet distribute the product locally.

Strategy

    Buhrmann's strategy is to improve profitability by focusing on the business papers segment of the market and making acquisitions in niche markets, such as adhesive and display materials that are used for promotional purposes. These are speciality products for small markets with relatively high margins. Buhrmann also intends to maintain the market position in the commercial print segment. In 2000, Buhrmann acquired paper merchants in Denmark, Germany, Ireland, Italy, The Netherlands, Spain, Sweden and the United Kingdom. To improve profitability, several cost saving activities have taken place or are in the process of taking place. After the completion of merging the two German companies into the new company Deutsche Papier, Buhrmann has gone through the same process in Italy to form one company Polyedra. In France a similar initiative is underway. In spite of the regional and often local character of the paper merchanting market, a European network has several major advantages. For example, pan-European brands are being introduced and economies of scale can be achieved in the investment in marketing campaigns.

Product offerings

    Buhrmann's product range differs by country and subsidiary and includes coated and uncoated papers, speciality films and papers and packaging materials. Buhrmann also sells products in certain niche markets, such as adhesive and display materials that are used for promotional purposes. Buhrmann has launched a number of pan-European brands such as "Hello", a wood free coated paper in sheets used in the graphics industry, which was successfully introduced in 1998 in seven European countries. In addition, Buhrmann carries two brands of wood free uncoated paper for offices, retailers and the small office/home office market. One of these brands, "Motif", is Buhrmann's own brand. In addition, Buhrmann has an exclusive license to distribute IBM office paper in Europe.

Sales and marketing

    Sales activities are decentralized, based on the local structure of the operating companies. Sales are made by both field sales people and tele-sales staff, and in the larger companies sales methods are targeted by customer type, mainly commercial printers (sheet fed and reel fed), business papers re-sellers, and end-users. Local marketing activities are organized at the operating company level. Buhrmann has also taken recent central marketing initiatives in order to create pan-European brands, and Buhrmann is also beginning to increase purchasing power with major suppliers by simplifying product and packaging specifications. Current e-business initiatives will not only have the effect of reducing transaction costs but also offer Buhrmann potentially improved customer services and relationship possibilities. Buhrmann aims to leverage the experience of the USA office products business in this area.

Logistics and information technology

    Buhrmann operates in 23 countries in Europe through approximately 35 operating companies. It has 32 major warehouses supported by over 100 smaller branch offices which have cross-docking facilities and some storage capacity. Of the major warehouses, four are fully automated, and two have partial automation. Several are equipped with radio frequency systems, which allow speedy and accurate communication between order pickers and the warehouse control systems. All operating companies are equipped with real-time order entry, credit control and order processing systems. In several countries pilot projects on Internet based e-commerce are underway.

Purchasing

    Individual companies in the Paper Merchanting Division handle purchasing at the operational level. If purchases are made for indent sales (sales of products not in inventory), where orders are transferred directly to the manufacturer and deliveries are generally directly from the paper mill, there is little inventory risk for Buhrmann. In the case of stock or warehouse sales, orders are delivered from the merchant's own inventory and the merchant does run inventory risk. The role of division management involves seeking strategic opportunities to align the objectives of major suppliers with individual merchants, acting as a central reservoir of market intelligence and facilitating intra-group relations.

Competition

    Individual companies typically have strong market positions in specific markets. Buhrmann believes that, based on tons of paper sold, its Paper Merchanting Division is the leader in The Netherlands, the United Kingdom and Ireland and is among the four leading merchants in Austria, Belgium, France, Germany, Hungary and Italy. Its competitors include Antalis, Igepa and the merchanting divisions of Metsa-Serla and Stora Enso. If customers require regular deliveries of full truckloads of one product, deliveries by paper mills on a direct basis are generally appropriate. Sales are made directly by paper merchants to all those customers who require same or next-day delivery of smaller quantities often of a wide variety of products. The paper merchants typically carry between 4,000 and 6,000 stock line items to meet the requirements of the small- and medium-sized end of the commercial printer and office markets. The relative market share of mill-direct sales and merchant sales has changed little over recent years. Although the consolidation of publishers and major (often reel-fed) printers tends to favor the mill-direct channel, the growth of print-on-demand, office printing/copying, and the requirement for faster service favors the merchant channel, as does the continued fragmentation of the end-users market.

Graphic Systems

    Key figures (in millions of euro, except number of employees)

	2000	1999	1998
Net sales	556	528	499
Operating result before amortization of goodwill (EBITA)	50	45	43
Number of employees at year-end	1,198	1,122	1,096

General

    Buhrmann's Graphic Systems Division supplies consumables, graphic equipment (pre-press systems, printing presses, folding, cutting and binding machines) and provides service and maintenance for the graphic industry in Belgium, Greece, Italy, Luxembourg, The Netherlands and Spain. The Graphic Systems Division is an exclusive agent for Heidelberger, the largest manufacturer of printing equipment in the world, and also sells products manufactured by BASF, Kodak, and Polychrome Graphics. Buhrmann has been a preferred Heidelberger distributor for over 70 years and currently operates under an exclusive distribution contract that can be terminated only on 18 months notice given by either party on or after January 1, 2002, so that the contract cannot terminate prior to July 1, 2003. Heidelberger products account for approximately 70% of the Graphic Systems Division sales. Heidelberger has recently acquired the office imaging business of Eastman Kodak (analogue and digital copiers). Buhrmann intends to distribute these copiers to the graphic arts market, which will diversify the product offering and enhance the flexibility of the print capacity of the customers. At the end of 2000, the Graphic Systems Division had 1,198 employees. During 1999 and 2000, Buhrmann experienced rapid growth in the sales of the latest printing technology, including computer-to-plate and computer-to-print, or direct imaging, printing. With the latter method of printing, which is also referred to as "digital" printing, the plate is exposed directly which results in fewer operations on the machine and thus delivers efficiency gains. The intention is to achieve the extensive integration of pre-press (layout, typesetting and lithography) and press (the actual printing process), leading to a shorter, more efficient graphic process.

    The Graphic Systems Division experiences more cyclicality in its results than Buhrmann's other divisions because a substantial part of its sales consists of capital goods, such as printing presses, and thus the business is more susceptible to changes in the general economic climate.

Industry overview

    The market for graphic systems consists of three basic categories: sales of printing systems hardware, service contracts, and sales of consumables. Approximately 85% of the sales are attributable to distribution activities, and approximately 15% of the sales are a result of providing services. Buhrmann operates in Belgium, Greece, Italy, Luxembourg, The Netherlands and Spain as the exclusive distributor for Heidelberger. Collectively, these markets represent approximately 35% of the European market. Within Europe, sales by third party distributors represent approximately 40% of equipment sales while direct sales by manufacturers represent approximately 60% of sales. The distribution of graphic systems is a fairly cyclical business, depending on the economic environment and technological changes. The income from service, supplies and spare parts has increased as a percentage of net sales over the last few years and these areas now account for approximately 25% of revenues of the Graphic Systems Division. Since Buhrmann is less dependent than it has been previously on the distribution of capital goods, Buhrmann believes the operating results are less vulnerable to downturns in the economy than they had been in the past. Offset printing accounts for a significant portion of the market and has grown at a steady rate of 2 to 3% per annum over the last decade. The existing population of printing presses historically needs to be replaced or adapted to directly receive digitized information. The need to upgrade printing systems, in combination with strong GDP growth in the Benelux countries, Italy and Spain, led to additional replacement sales in 1998 and 1999. The majority of printhouses in Europe are small companies employing no more than 20 people. By tradition, printers handle all the steps of the printing process (pre-press, printing, assembling and mailing) under one roof. Few printers specialize, for example, as a service bureau (essentially for pre-press), as a bindery or as a print center (handling low quality and short run print).

Strategy

    Following a restructuring of the Division in 1998 and a number of divestments, Buhrmann is concentrating on the distribution and service of graphic equipment, including Heidelberger printing equipment, in six European countries. The investment behavior of the European graphic industry broadly follows the business cycle. In order to make the operating results less cyclical, Buhrmann expanded the distribution activities in the field of consumables in the past years, mainly in the Benelux region. There is also an increasing emphasis on services to graphic businesses, such as training, maintenance and consultancy, as high technological content of the printing presses requires support. The underlying strategic goal is to remain Heidelberger's preferred distribution channel to the graphic arts market in Europe.

Product offerings

    Buhrmann offers its customers a full range of Heidelberger offset printing presses, both sheetfed and webfed, together with digital pre-press (scanner equipment, computer-to-film and computer to-plate equipment) as well as finishing systems. Buhrmann maintains and services an installed machine base that is valued at approximately EUR 5.6 billion and holds over 80,000 items in stock in the six warehouses in Europe. Buhrmann offers some 8,000 different consumables ranging from offset plates to printing inks. Buhrmann sells each product under its manufacturer brand name, including BASF, Kodak and Polychrome Graphics, among others.

Sales and marketing

    Buhrmann's marketing strategy focuses on the selling and servicing of total solution printing systems. Heidelberger's willingness to give Buhrmann exclusive distribution rights results in part from the value Buhrmann adds through the training and support programs. In addition, the customer relationships that Buhrmann has maintained over the years are particularly important in marketing investment goods such as printing systems. Buhrmann's customer base is comprised of print shops and related specialized service bureaus. The sales cycle of printing equipment is lengthy and can spread over several years. Sales are generated through the sales force. Customer dedicated sales managers receive commissions on sales, providing an incentive for meeting sales targets.

Logistics

    The Graphic Systems Division has six main logistics centers, located in Amsterdam, Athens, Barcelona, Brussels, Milan and Rome. These centers stock spare parts, graphic consumables and smaller equipment. Shipping is mainly through third-party delivery services. Large printing presses are shipped directly from Heidelberger to the customers.

Purchasing

    Buhrmann purchases 100% of its products directly from Heidelberger and other manufacturers and are the exclusive distributor for Heidelberger in the six European markets in which Buhrmann operates. Annual purchasing volumes are agreed with vendors and updated monthly. Delivery lead-time (between purchase and delivery to the customer) for large presses can be up to six months. To reduce the exposure during this period, Buhrmann requires a down payment from the customer prior to purchasing the printing press from Heidelberger (or from any other manufacturer). However, if a customer cancels its order prior to delivery, Buhrmann must still purchase the printing press.

Competition

    Buhrmann's main competitors are the Roland division of MAN AG from Germany and Komori Inc. from Japan. Competition is primarily with respect to pricing, service and sales coverage.

Buhrmann believes that it has a strong advantage over its competitors in service and sales coverage. Heidelberger has a worldwide market share that is three times the share of its closest competitor. In each market covered by Buhrmann, its market share is well over 50%, with the strongest market position in the Benelux countries. Buhrmann has participated in the graphic arts markets for more than 70 years and has achieved a high market penetration in such markets. Graphic equipment sold by Buhrmann can be found in print shops throughout the markets in which it operates. Good customer database management and printing knowledge combined with high quality service and equipment provide entrance barriers in these markets. The consumables market (film, plates and ink) is more fragmented and characterized by many small orders to be delivered on very short notice. The primary competitors in this market are Agfa and Fuji who, we believe each have approximately one-third of the consumables market, while Buhrmann accounts for the remaining third.

Information technology

    Printing systems have become increasingly complex and integrated expert guidance is needed to understand the benefits of one equipment offering versus another. Buhrmann employs sophisticated simulation tools to allow the customers to select the investment and machine configurations appropriate for them. All the operating companies have systems to efficiently process orders from customers and run warehouse systems. Each operating company has an Internet website that is linked to the worldwide Buhrmann and Heidelberger networks. Buhrmann expects that by the end of 2001, all operating companies in its Graphic Systems Division will have product catalogues on the Internet and will offer electronic commerce facilities.

Intellectual property

    We own or have the right to use the intellectual property that is necessary for the carrying on of our businesses. Manufacturers typically hold the intellectual property rights inherent in our network equipment and information systems. However, we have important intangible assets, including market know-how, corporate reputation, a well-established customer base and brands.

Environmental

    We are subject to foreign, federal, state and local laws, regulations and ordinances that (1) govern activities or operations that may have adverse environmental effects, such as discharges to air and water as well as handling and disposal practices for solid and hazardous wastes, and (2) impose liability for the costs of cleaning up, and certain damages resulting from, sites of past spills, disposals or other releases of hazardous substances. Our custom form and pressure-sensitive label businesses operate printing facilities which may generate hazardous waste, and we operate a fleet of vehicles, the maintenance and fuelling of which may also generate hazardous waste. We are not aware of any environmental conditions or other liabilities relating to present or past operations that would be likely to have a material adverse effect on our financial condition or results of operations. However, there can be no assurance that environmental liabilities which may arise in the future will not have a material adverse effect on our financial condition or results of operations.

Office Products

    Our office products companies began to formulate an environmental policy plan in 1999. This plan covers three areas. In-house environmental protection is aimed at further improving environmental awareness within our office products companies and in the systems employed to minimize the environmental impact. In the field of logistics, attention is given to the optimization of transport routes, efficient use of materials and the return of toners, pallets and packaging materials. Finally, in our catalogs, the most environmentally friendly item in each product category is indicated by an environmental hallmark. In addition to a wide range of products, our Dutch office products distributors also supply such items as recycled toner and paper pens. This practice will be extended to other European countries in the near future.

Paper Merchanting

    The paper producers supplying our paper merchants have been conducting a pro-active policy for many years now in order to reduce the impact on the environment as far as possible. Partly at the instigation of our merchanting organization, the industry has for many years been actively engaged in further optimizing its sustainable forestry activities, using its raw materials and energy more efficiently in the mills and handling waste water safely. Buhrmann's suppliers operate closed waste-water circuits and employ the total energy system on a large scale in order to increase energy efficiency. Our distribution companies are also to respond flexibly and swiftly to market requirements, such as the increasing demand for recycled paper or paper produced from chlorine-free bleached pulp.

Graphic Systems

    All Heidelberger production sites are currently developing environmental management systems in accordance with the ISO 14001 environmental standard (EMAS, Ecological Management and Audit Scheme).

ORGANIZATION

    Buhrmann NV is the ultimate parent company for the subsidiary companies that conduct its business on a worldwide basis. All major subsidiaries are wholly owned, except for the Australian and New Zealand subsidiaries, of which Buhrmann owns 52%. A list of major subsidiaries is included as exhibit 8.1.

PROPERTY, PLANT AND EQUIPMENT

    We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands. We own and lease additional properties in the United States and Europe for use in the ordinary course of business, which includes numerous sales offices, distribution centers and warehouses. Land and buildings had a book value of EUR 280 million at December 31, 2000. Many of our leases contain options to renew and/or purchase the property. We do not own or lease any physical property which is considered material to us as a whole.

    We believe that our facilities are adequate for our current level of business. We periodically acquire or lease new properties as is necessary to provide adequate facilities for our business. We are considering closing and selling or subleasing certain of our existing facilities, including the facilities we acquired rights to through the merger with Corporate Express, as part of the integration and rationalization process. Since the merger we have closed a number of sales offices and distribution centers. We will also reassess the adequacy of our facilities.

ITEM 5:  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

    The information in this section should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report. Our Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which in certain aspects differs from US GAAP. For a discussion of the principal differences between Dutch GAAP and US GAAP which affect the determination of our net income and shareholders' equity, see Note 31 to our Consolidated Financial Statements.

    A significant difference in income for the year ended December 31, 2000 between Dutch GAAP and US GAAP relates to restructuring provisions that were recorded in 1999 under Dutch GAAP but did not qualify for US GAAP. As a consequence, restructuring expenses that incurred in 2000 in the amount of EUR 106 million were under Dutch GAAP deducted from provisions whereas under USGAAP these expenses were deducted from income. Under Dutch GAAP income from continuing operations before extraordinary items for the year ended December 31, 2000 was EUR 211 million. Under US GAAP income from continuing operations before extraordinary items for the year ended December 31, 2000 was EUR 117 million and before the aforementioned restructuring expenses EUR 223 million.

    Our Consolidated Financial Statements are reported in euro. Previously presented statements denominated in Dutch guilders have been translated into euro using the irrevocably fixed conversion rate applicable since January 1, 1999 for all periods presented (EUR 1 = NLG 2.20371).

    This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under "Risk Factors" in Item 3 and elsewhere in this document, our actual results may differ materially from those anticipated in these forward-looking statements.

Overview

    Through its operating companies, Buhrmann is active in the office and graphic markets. Buhrmann serves these markets through five divisions: Office Products North America, Office Products Europe, Office Products Australia, Paper Merchanting and Graphic Systems. For reporting purposes, the Office Products Europe and Office Products Australia divisions are combined.

    Through the acquisition of Corporate Express in October 1999, until then one of its main competitors, Buhrmann has made and continues to make significant progress with its growth strategy.

    With the positions it occupies in North America and Australia, Buhrmann believes it is the world's largest distributor in the still highly fragmented market for office products, based on 2000 sales. Office products has been the fastest growing segment for Buhrmann and is targeted for further expansion.

    Based on 2000 sales, management estimates that the Paper Merchanting Division is the largest paper merchanting company in the United Kingdom and The Netherlands and the third largest in Germany and Italy. It purchases a wide range of paper products directly from manufacturers and sells them to printers, office products distributors and end-users mainly in Europe.

    The Graphic Systems Division supplies consumables and graphic equipment, including pre-press systems, printing presses, folding, cutting and binding machines, and provides service and maintenance for the graphic industry. It operates in Belgium, Greece, Italy, Luxembourg, The Netherlands and Spain. The Graphic Systems Division experiences more cyclicality in its results than Buhrmann's other divisions because a substantial part of its sales consists of capital goods, such as printing presses, and thus the business is more susceptible to changes in the general economic climate. For the countries mentioned above, the division is an exclusive distributor of Heidelberger, the world's leader in printing equipment.

Acquisitions and Divestments

Acquisitions

    Buhrmann has grown both organically and through acquisitions in line with its acquisition program. In 2000, total spending on acquisitions amounted to EUR 113 million, excluding assumption of debt, in 1999 EUR 1,279 million and in 1998 EUR 58 million.

    The following table lists per division all of Buhrmann's major acquisitions since the beginning of 1998 through 2000.

Acquired Business	Year	Division	Country
Corporate Express, Inc.	1999	Office Products North America and Office Products Europe and Australia	United States/Canada/Europe/Australia
Joseph Rothbard & Co.	1999	Office Products North America	United States
BT Office Products International, Inc. (minority 30% interest)	1998	Office Products North America	United States
ANFA	2000	Office Products Europe	France
Heck Bürobedarf Gesellschaft mbh	1999	Office Products Europe	Austria
Büroplan VanderHeyden	1998	Office Products Europe	Germany
Copynomie	1998	Office Products Europe	The Netherlands
Curt Magnusson	1998	Office Products Europe	Sweden
Hans Bihler	1998	Office Products Europe	Germany
Ravensteyn-Zn	1998	Office Products Europe	The Netherlands
Wertpräsent	1998	Office Products Europe	Austria
Ambassador Stationary	2000	Office Products Australia	Australia
Promotif Marketing	2000	Office Products Australia	Australia
QCS	2000	Office Products Australia	Australia
Joy Hunt	2000	Office Products Australia	Australia
Finpapperspecialisten	2000	Paper Merchanting	Sweden, Denmark, Finland
Precision Publishing Papers	2000	Paper Merchanting	United Kingdom
Wilhelm	2000	Paper Merchanting	Germany
Williaam Cox	2000	Paper Merchanting	United Kingdom
Krijt Krommenie	2000	Paper Merchanting	The Netherlands
Ropapin	2000	Paper Merchanting	The Netherlands
Christian Christensen & Co	2000	Paper Merchanting	Denmark
Union Papelera	2000	Paper Merchanting	Spain
Caledonia	2000	Paper Merchanting	Italy
Grafiskt Papper	2000	Paper Merchanting	Sweden
The M6 Paper Group Ltd.	1999	Paper Merchanting	United Kingdom
Trade Paper Limited	1999	Paper Merchanting	United Kingdom
Velpa Enveloppen bv	1999	Paper Merchanting	The Netherlands
Contact Papers	1998	Paper Merchanting	Ireland
D&D Folienservice	1998	Paper Merchanting	Germany
Dirimex	1998	Paper Merchanting	Germany
Glenmore Lomond	1998	Paper Merchanting	Scotland
Klinger	1998	Paper Merchanting	Germany
Mercator Papier	1998	Paper Merchanting	Poland

    Buhrmann aims to continue to expand through acquisitions to supplement organic growth. See "Recent Developments" above for additional information regarding more recent significant

acquisitions.The Samas acquisition, completed in April 2001, will strengthen the office products business in Europe while the USOP acquisition, completed in May 2001, will strengthen the office products business in North America.

Divestments

    Simultaneous with the acquisition of Corporate Express, Buhrmann decided in 1999 to divest its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business, as it was no longer considered core business. Part of the Information Systems Division was already sold in early 1999. In May 2000 Buhrmann sold its value added resellers, operating under the names of Info'Products and Allium, to Specialist Computer Holdings plc of Great Britain, a large privately owned technology group. Buhrmann financed a portion of the consideration, entitling it to appoint one of the four board members of the purchaser until the financing is repaid. In addition, Buhrmann received a warrant to subscribe to 10% of the ordinary share capital of the purchaser, exercisable between the fourth year and the seventh year after closing. Compu'Train, the IT training unit, was sold separately in February 2000. In relation to the divestment of this division, a book loss on discontinued operations was reported in 1999. See "Results of Operations—year ended December 31, 1999 compared to year ended December 31, 1998" below.

    In addition, Buhrmann divested several smaller non-core businesses in 2000, most notably the Call Center Services of Corporate Express in North America, and early 2001 the IT and Telecom Unit of Corporate Express in The Netherlands. The sale of NPO Sistemi S.p.A., the value added reseller business of Corporate Express Italy, was completed in June 2001.

    The following table lists Buhrmann's significant divestments since the beginning of 1998:

Divested Business	Year
NPO Sistemi S.p.A. Division	2001
Call Center Services Division	2000
Compu' Train	2000
Information Systems Division	2000
Info'Products (Information Systems Division, United Kingdom and Ireland)	1999
Gelderse Papiergroep NV (67.35% interest) (Paper Production, The Netherlands)	1998
Graphic Systems Division Asia (Votra Group)	1998
Graphic systems operations in France	1998
Graphic systems operations in Mexico	1998
Omnigraph NV (34% interest) (graphic systems, Europe)	1998
Packaging Business (worldwide)	1998

RESULTS OF OPERATIONS

Net sales

    We generate our revenues in our office products divisions through the sale to businesses of general office products, office furniture, computer supplies, services and accessories, promotional products and mailroom equipment, presentation equipment and document printing equipment, such as copiers, fax machines and printers, and, to a lesser extent, through the provision of related services such as telecommunications and facilities management. In our Paper Merchanting Division, we realize our revenues through the sale of a wide variety of paper products, including coated and uncoated papers, specialty films and papers and packaging materials, to printers, office products distributors and other end-users. We generate our revenues in our Graphic Systems Division by supplying graphic equipment, including printing presses, pre-press systems and folding, cutting and binding machines, and providing related service and maintenance, to companies in the graphics industry. We intend to continue to increase sales in part through acquisitions, particularly in the office products markets in Europe, and through further expansion within the paper merchanting markets.

Added value

    Added value, or gross profit, is generally arrived at by subtracting the cost of goods sold, and the cost of work subcontracted out, from net sales.

    Historically, we have not experienced material changes in specific cost-related line items. However, fluctuations in paper prices have historically affected, and are expected to continue to affect, the gross margins of our operating subsidiaries, particularly in the Paper Merchanting Division.

Operating result

    Operating result is obtained by subtracting labor costs, certain other operating costs such as rent and maintenance, general management, travelling, promotion and depreciation and amortization from added value. Corporate items are not allocated to the divisions and include costs incurred by the corporate headquarters as well as costs and assets relating to geographical holding companies.

    We are realizing cost savings as a result of the merger and integration of Corporate Express. These cost savings relate primarily to purchasing, facilities consolidation (e.g. reductions in rent expense), payroll and other occupancy costs. We have substantially integrated our North American operations and are making adequate progress in Europe. In 2000 we have realized approximately EUR 80 million in synergies.

Net financing costs

    Net financing costs have increased significantly as a result of the funding of the merger with Corporate Express.

    The following table sets forth, for the periods indicated, net sales and operating result by Buhrmann's divisions, as well as by geographic region.

	Year ended December 31,
	2000	1999	1998
SUMMARY BY DIVISION	(in millions of euro)
Net Sales:
Office products North America	4,703	1,603	1,030
Office products Europe and Australia	1,330	754	565
Paper Merchanting	3,014	2,397	2,187
Graphic Systems	556	529	499
Total net sales	9,603	5,283	4,281
Operating Result:
Office products North America	333	62	34
Office products Europe and Australia	41	27	22
Paper Merchanting	130	86	67
Graphic Systems	50	45	43
Corporate expenses and other	(8)	(10)	(15)
Operating result before amortization of goodwill	546	210	151
Amortization of goodwill	(55)	(10)	(2)
Total operating result	491	200	149
	Year ended December 31,
	2000	1999	1998
SUMMARY BY GEOGRAPHIC REGION	(in millions of euro)
Net Sales:
United States	4,424	1,615	1,109
United Kingdom	1,183	806	687
The Netherlands	916	852	817
Rest of the World	3,080	2,010	1,668
Total net sales	9,603	5,283	4,281
Operating Result:
United States	323	63	34
United Kingdom	41	30	22
The Netherlands	50	47	39
Rest of the World	132	70	56
Operating result before amortization of goodwill	546	210	151
Amortization of goodwill	(55)	(10)	(2)
Total operating result	491	200	149

Results of operations—year ended December 31, 2000 compared to year ended December 31, 1999

    In 1999 and 2000, Buhrmann made acquisitions and divestments, most notably the acquisition of Corporate Express and the sale of the Information Systems Division, which markedly affect comparability with other years. The reporting year 2000 was the first year in which the strategic changes to the business profile, as carried out primarily from 1997 until 1999, are fully reflected. However, for comparison purposes it is noted that the reporting year 1999 includes the results of only the last two months of 1999 of Corporate Express. The Information Systems Division, which was sold in May 2000, has been treated as discontinued operations for the years presented. This means that the results of the Information Systems Division are not included in the consolidated results but in one line "income from discontinued operations" for these years.

Consolidated results

    Net sales.  Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax. Net sales increased 82% in 2000 to EUR 9,603 million from EUR 5,283 million in 1999, reflecting primarily the impact of acquisitions made in 1999 and 2000. Excluding the impact of acquisitions, net sales grew 16% in 2000, with currency effects (mainly attributable to the stronger U.S. dollar) accounting for approximately half the growth. Excluding currency effects, organic growth of 8% was realized, compared to 2% in 1999. All divisions contributed to this growth. Sales and results for the Office Products Divisions improved through organic growth and through strategic acquisitions. Buhrmann's Graphic Systems Division benefited from the favorable investment climate for the graphic industry in Europe and from the increasing demand for printing presses incorporating the latest technology. Net sales by Buhrmann's Paper Merchanting Division increased 26% due to increases in paper price, volume growth and a number of acquisitions made in 2000.

    Added value.  Added value which represents net sales less cost of trade goods sold and other cost of sales, increased by 97% to EUR 2,341 million in 2000 from EUR 1,189 million in 1999, reflecting primarily the impact of acquisitions made in 1999. Added value as a percentage of net sales increased to 24.4% in 2000 from 22.5% 1999.

    Operating result.  Operating result before depreciation of tangible fixed assets and amortization of goodwill (EBITDA) increased by 149% to EUR 659 million in 2000 from EUR 265 million in 1999, reflecting primarily the impact of acquisitions made in 1999 and the realized synergies during 2000. All divisions contributed to this growth. The Office Products North America Division mainly improved through the acquisition of Corporate Express and the synergies realized during 2000 of approximately EUR 80 million for both Corporate Express North America and Europe. The Office Products Europe and Australia Divisions realized sharp growth of sales with good margins in Australia. In Europe results were negatively affected by the integration of the former Corporate Express activities. The increase in the operating result of the Paper Merchanting Division was due to higher paper prices and satisfactory volume growth. In the Graphic Systems Division margins were kept on the same level as the previous year, and were combined with moderate cost increases. Operating result before amortization of goodwill (EBITA) increased from EUR 210 million in 1999 to EUR 546 million in 2000, an increase of 160%. Operating result (EBIT) as a percentage of net sales increased to 5.1% in 2000 from 3.8% in 1999.

    Net financing costs.  Net financing costs increased by 380% to EUR 221 million in 2000 from EUR 46 million in 1999. Interest charges rose as a result of the full-year impact of financing the acquisition of Corporate Express, triggering a sharp rise in interest-bearing debt.

    Taxes.  Buhrmann's tax burden as a percentage of profit before tax and amortization of goodwill was 17% in 2000 compared to 19% in 1999. This decrease reflects the reduction of valuation allowances as a result of increased likelihood for the realization of losses carried forward.

    Discontinued operations.  Result on disposal of discontinued operations in 2000 (loss of EUR 3 million) relates to the finalization of the sale of the Information Systems Division. In relation to the sale of this division, a book loss of EUR 119 million was recorded in 1999. This loss is caused to a significant degree by the write-down of goodwill capitalized on or after January 1, 1997. See "Results of operations—year ended December 31, 1999 compared to year ended December 31, 1998" below.

    Income from discontinued operations in 1999 of EUR 3 million relates to the Information Systems Division.

    Extraordinary result from continuing operations.  Extraordinary result from continuing operations was a net income of EUR 13 million in 2000, compared to EUR 65 million in 1999.

    Extraordinary result in 2000 consisted of extraordinary income of EUR 31 million, extraordinary losses of EUR 11 million and tax losses of EUR 7 million. Extraordinary income in 2000 related to the repayment of an equity surplus from the Buhrmann Pension Fund in The Netherlands. The equity of the Buhrmann Pension Fund substantially exceeds the standards set by the pension fund with regard to the level of provisions required for pension commitments and investment exposure. Taking this surplus into account, the pension fund was permitted to revise the indexation standard of the pension rights of the former members and it has made a repayment to the Company. This repayment resulted in an extraordinary income for 2000 of EUR 31 million. The extraordinary loss of EUR 11 million was predominantly the result of divestments of non-core activities. The balance, extraordinary income of EUR 20 million, was reduced by tax charges amounting to EUR 7 million.

    Extraordinary result in 1999 was a net income of EUR 65 million. This consisted of extraordinary income of EUR 78 million, extraordinary losses of EUR 46 million and tax benefits of EUR 33 million.

    Extraordinary income of EUR 78 million in 1999 related to the book profit on the sale of 71% of Buhrmann's stake in Sappi Limited, after deduction of costs associated with the premature termination of associated hedging contracts. The extraordinary loss of EUR 46 million related predominantly to the writing-off of the business re-engineering systems in the United States as a result of Buhrmann opting for Corporate Express's software systems and abandoning development of its own system. The balance, an extraordinary income of EUR 32 million, was increased by tax benefits amounting to EUR 33 million.

Office Products North America

    Net sales.  Net sales increased by 193% to EUR 4,703 million in 2000 from EUR 1,603 million in 1999. This rise in net sales in the year 2000 was attributable to acquisitions, in particular to the result of full year impact of the acquisition of Corporate Express at the end of October 1999, the synergy benefits resulting from the successful integration of its operations, currency fluctuations and organic growth. Over the year 2000, the Office Products North America Division successfully completed several complex facility consolidations, including 68 sales offices and 13 distribution centers. In 2000, Buhrmann completed the critical task of systems integration by migrating nearly 14,000 accounts, worth more than EUR 700 million in annual sales, from Buhrmann's pre-acquisition operating system to ISIS, the acquired state-of-the-art operating system developed by Corporate Express. The division also integrated the two companies' e-commerce tools into one platform, known as E-Way. This involved transferring 4,000 customers with 100,000 users worth EUR 270 million in annual sales. In line with Buhrmann's expectations, this conversion had an impact on sales growth in the second half of the year. Organic growth in 2000 (after adjusting for translation differences) was 4%. The organic growth resulted principally from increased sales of computer supplies and office furniture.

    Operating result before amortization of goodwill.  Operating result increased by 437% to EUR 333 million in 2000 from EUR 62 million in 1999. This sharp increase was mainly caused by the acquisition of Corporate Express and the synergies realized during 2000. Expressed as a percentage of sales, operating result was 7.1% in 2000 compared to 3.9% in 1999.

Office Products Europe and Australia

    Net sales.  Net sales increased by 76% to EUR 1,330 million in 2000 from EUR 754 million in 1999. The increase was partly a result of the acquisition of Corporate Express's European and Australian businesses and the strong sales growth achieved by Corporate Express Australia. Organic sales growth in 2000 was 6% (after adjusting for translation differences). While the Corporate Express acquisition fueled sales gains, profitability in the Office Products Europe Division and the strong sales growth achieved by Corporate Express Australia (resulting primarily from acquisitions, price increases and strong organic growth) were adversely affected by the combination with the less profitable Corporate Express European businesses, causing profit margin erosion. Buhrmann was not able to pass on to customers higher delivery costs due to increased energy prices, price increases from suppliers resulting from increased raw material costs and adverse currency movements (mainly due to the stronger U.S. dollar). In 2000 there was stronger demand for office furniture in Germany. In The Netherlands, both Kuipers Group (office products and furniture) and Veenman Group (facility management and document printing equipment and services) experienced strong sales growth due to market growth and increased market share. Operating companies in Sweden, Austria and the UK, which focus primarily on the sale of office products, achieved strong sales growth due to market share growth.

    Operating result before amortization of goodwill.  Operating result increased by 52% to EUR 41 million in 2000 from EUR 27 million in 1999. The 52% increase in operating result was the result of sharp growth of sales with good margins in Australia. In Europe, operating results were negatively affected by the integration of the former Corporate Express activities. As a percentage of sales, operating result decreased from 3.6% in 1999 to 3.1% in 2000.

Paper Merchanting

    Net sales.  Net sales increased by 26% to EUR 3,014 million in 2000 from EUR 2,397 million in 1999. Organic growth was 16% (excluding the impact of translation differences), of which approximately 7% was due to volume gains and 9% as a result of increased average paper prices.

    Operating result before amortization of goodwill.  Operating result increased by 51% to EUR 130 million in 2000 from EUR 86 million in 1999. The increase in the operating result was due to higher paper prices, satisfactory volume growth and acquisitions made during 1999 and 2000. As a percentage of sales, operating result increased to 4.3% in 2000 from 3.6% in 1999.

Graphic Systems

    Net sales.  Net sales increased by 5% to EUR 556 million in 2000 from EUR 528 million in 1999. Non-machinery activities, such as supplies, services and spare parts were largely responsible for the growth in sales.

    Operating result before amortization of goodwill.  Operating result increased by 11% to EUR 50 million in 2000 from EUR 45 million in 1999. The improvement mainly stemmed from an increase in non-machinery activities, such as supplies, services and spare parts. Margins were kept on the same level as the previous year, and were combined with moderate cost increases. As a percentage of sales, operating result increased to 9% in 2000 from 8.5% in 1999.

Holdings (unallocated overhead)

    Operating result before amortization of goodwill.  Operating result improved slightly due to the release of some smaller provisions, resulting in a loss of EUR 8 million in 2000 compared to a loss of EUR 10 million in 1999.

Results of operations—year ended December 31, 1999 compared to year ended December 31, 1998

    In 1998 and 1999, Buhrmann made divestments and acquisitions, which markedly affect comparability with other years. Corporate Express was acquired with effect from October 28, 1999. The packaging activities and Information Systems Division, sold in 1998 and 2000 respectively, are both treated as discontinued operations.

Consolidated results

    Net sales.  Net sales in 1999 increased by 23% to EUR 5,283 million from EUR 4,281 million in 1998, reflecting primarily the impact of acquisitions made in 1999. Excluding the impact of acquisitions, sales grew 4% in 1999, with currency effects accounting for approximately half the growth. Excluding currency effects (predominantly due to fluctuations in the value of the U.S. dollar and the Pound Sterling against the euro), organic growth was 2%. All divisions contributed to this growth. Sales and results for the Office Products Divisions improved through organic growth and through strategic acquisitions. Buhrmann's Graphic Systems Division benefited from the favorable investment climate for the graphic industry in Europe. Sales of Buhrmann's Paper Merchanting division, improved by a sharp rise in volume and acquisitions.

    Added value.  Added value increased by 27% to EUR 1,189 million in 1999 from EUR 938 million in 1998, mainly reflecting the impact of the acquisition of Corporate Express. As a percentage of net sales, added value increased to 22.5% in 1999 from 21.9% in 1998. The pre-merger office products companies managed to increase added value, notably by improving average margins. The increase in the added value of the Paper Merchanting was mainly caused by the high sales volume and improved gross margins.

    Operating result.  Operating result before depreciation of tangible fixed assets and amortization of goodwill (EBITDA) increased by 39% to EUR 265 million in 1999 from EUR 191 million in 1998. Operating result before amortization of goodwill (EBITA) also increased by 39% to EUR 210 million in 1999 from EUR 151 million in 1998. Excluding the impact of acquisitions, operating result grew 18% in 1999, with currency effects (mainly the U.S. dollar) accounting for approximately 1% of the growth. Excluding currency effects, organic growth was 2%. The rise in operating result of Office Products North America was mainly a result of the acquisition of Corporate Express. Increased operating result of the office products activities in Europe and Australia was the result of sharp growth in sales while maintaining average margins, offset by anticipated losses in the Corporate Express companies in Europe. The increased operating result of the Paper Merchanting Division reflected high sales volume and improved gross margins. For the Graphic Systems Division the increase was primarily due to strong sales growth. Slightly lower margins were offset by growth in sales and cost control. As a percentage of sales, operating result (EBIT) increased to 3.8% in 1999 from 3.5% in 1998. The original office products companies increased their operating result, notably by improving average margins and by cost control. The companies acquired in the course of 1998 and 1999 also made a positive contribution. The operating result was also positively affected by the release of some provisions.

    Net financing costs.  Net financing costs increased 142% to EUR 46 million in 1999 from EUR 19 million in 1998. Interest charges rose as a result of financing the acquisition of Corporate Express, triggering a sharp rise in interest-bearing debt.

    Taxes.  Taxes increased to EUR 31 million in 1999 from EUR 23 million in 1998 reflecting effective income tax rates of 19% and 17% respectively. The low effective tax rates in both periods reflect the use of tax losses carried forward in certain tax jurisdictions in Europe.

    Discontinued operations.  Income from discontinued operations in 1999 of EUR 3 million relates to the Informations Systems Division which was sold in 2000 and reflected as discontinued operations in all periods presented in Buhrmann's Consolidated Financial Statements. Income from discontinued operations in 1998 of EUR 39 million relates to the Information Systems Divisions and the operations of our Packaging Sector and Graphic Systems Asia which were both sold in 1998 and also reflected as discontinued operations.

    Result on disposal of discontinued operations in 1999 of EUR 119 million (loss) relates to a book loss on the sale of the Information Systems Division, caused to a significant degree by the writing-down of goodwill capitalized on or after January 1, 1997. Result on disposal of discontinued operations in 1998 of EUR 544 million (net gain) relates to the sale of the Packaging Sector (gain of EUR 608 million), the disposal of the Graphic Systems Asia Division (loss of EUR 18 million) and part of the Information Systems Division (loss of EUR 46 million).

    Extraordinary loss from discontinued operations in 1998 of EUR 29 million, resulted from several additions to provisions made for discontinued operations.

    Extraordinary result on continuing operations.  Extraordinary result on continuing operations was a net income of EUR 65 million in 1999, compared to a net loss of EUR 136 million in 1998.

    Extraordinary net income in 1999 of EUR 65 million consisted of extraordinary income of EUR 78 million, extraordinary losses of EUR 46 million and tax benefits of EUR 33 million. Extraordinary income of EUR 78 million in 1999 related to the book profit on the sale of 71% of Buhrmann's stake in Sappi Limited, after deduction of costs associated with the premature termination of associated hedging contracts. The extraordinary loss of EUR 46 million related predominantly to the writing-off of the business re-engineering systems in the United States as a result of Buhrmann opting for Corporate Express's software systems and abandoning development of its own system. The balance, an extraordinary profit of EUR 32 million, was increased by tax benefits amounting to EUR 33 million.

    The extraordinary net loss in 1998 resulted from the write-down of Buhrmann's participation in Sappi and the coverage of the exchange risk relating to the participation as well as expenses related to other divestments, restructuring and business reengineering.

Office Products North America

    Net sales.  Net sales increased 56% to EUR 1,603 million in 1999 from EUR 1,030 million in 1998, mainly as a result of the acquisition of Corporate Express at the end of October 1999. Excluding the impact of the acquisition, Office Products North America recorded slight growth during the year. Corporate Express continued solid growth.

    Operating result before amortization of goodwill.  Operating result increased by 82% to EUR 62 million in 1999 from EUR 34 million in 1998. This rise was mainly a result of the acquisition of Corporate Express. Buhrmann's original office products companies also increased operating result, notably by improving average margins and by cost control. As a percentage of sales, operating result increased from 3.3% in 1998 to 3.9% in 1999.

Office Products Europe and Australia

    Net sales.  Net sales increased by 33% to EUR 754 million in 1999 from EUR 565 million in 1998, which reflected both organic growth of 5% and the impact of the acquisition of Corporate Express Europe and the 52% interest in Corporate Express Australia among smaller strategic acquisitions. The organic growth was driven by an increase in sales of office furniture in Germany and The Netherlands. In Germany, the increase was due to new sales programs and new customers and in The Netherlands the increase was due to new customers.

    Operating result before amortization of goodwill.  Operating result increased by 23% to EUR 27 million in 1999 from EUR 22 million in 1998. This increase was a result of increased sales, lower prices from suppliers and reduced costs as a percentage of sales. The increase in sales and operating result of the office products activities in Europe and Australia was the result of sharp growth in sales while maintaining average margins, offset by anticipated losses in the Corporate Express companies in Europe. Corporate Express Australia showed substantial growth in sales and results due to increased Internet sales, competitive product offerings as well as geographical expansion. Corporate Express Europe had to contend with fierce competition in the copier business and pressure on IC-related activities. The integration of the original Corporate Express companies into the new Corporate Express organization proceeded according to plan. Standardization of IT systems and integration of warehouses and offices resulted in improved service and cost savings. As a percentage of sales, operating result was 3.9% in 1998 and 3.6% in 1999.

Paper Merchanting

    Net sales.  Net sales increased by 10% to EUR 2,397 million in 1999 from EUR 2,187 million in 1998 due to both a sharp rise in volume and new acquisitions. Despite the rise in paper prices in the second half of 1999, the average price level was still some 5% below the 1998 level. The division expanded its interests in Europe with the acquisition of The M6 Paper Group Ltd., Trade Paper Limited, a small UK merchant specializing in office papers and associated products and Velpa Enveloppen BV, one of the largest specialist envelope merchants in The Netherlands.

    Operating result before amortization of goodwill.  Operating result increased by 28% to EUR 86 million in 1999 from EUR 67 million in 1998. The increase reflected high sales volume and improved gross margins, as well as the positive contributions of the companies acquired in 1998 and 1999. As a percentage of sales, operating result was 3.6% in 1999 compared to 3.1% in 1998.

Graphic Systems

    Net sales.  Net sales increased by 6% to EUR 528 million in 1999 from EUR 499 million in 1998. Order intake grew by 9%. Sales in The Netherlands, Belgium and Luxembourg were more or less unchanged from the high levels of 1998. In Spain, Italy and Greece, strong growth was recorded. In the field of graphic supplies, sales rose 9%. The pre-press and press areas performed very well as a result of a breakthrough in computer-to-plate technology. Sales of digital, small and large presses remained healthy. Our after-press activities recorded a 10% rise in sales, mainly as a result of accelerated growth in the Southern European countries.

    Operating result before amortization of goodwill.  Operating result increased by 5% to EUR 45 million in 1999 from EUR 43 million in 1998. The increased operating result mainly stemmed from the Southern European countries. Slightly lower margins on average were offset by very satisfactory growth in sales and cost control. As a percentage of sales, operating result decreased slightly to 8.5% in 1999 from 8.6% in 1998.

Holdings (unallocated overhead)

    Operating result before amortization of goodwill.  Operating result increased in 1999 to a loss of EUR 10 million from a loss of EUR 15 million in 1998. Holding costs were reduced as a result of lower corporate headquarters costs due to the restructuring from KNP BT to Buhrmann. The result in 1999 was also positively affected by the release of some provisions.

RECENT DEVELOPMENTS

First quarter 2001

    Results in the first quarter of 2001 were lower than expected because of disappointing operating results in Office Products North America and in Paper Merchanting in Europe. These were mainly due to changes in sales mix which occurred primarily in the final month of that quarter, normally the most important, as commercial behavior is strongly influenced by budgetary considerations by the customer, in our own sales organization and with our suppliers.

    In Office Products North America, sales of higher margin office and computer supplies were lower than anticipated as large customers started to reduce their numbers of white collar workers and also reduced spending per capita. This was particularly the case on the West Coast of the United States, as large technology, media and telecoms customers trimmed their organizations in response to the sudden interruption in growth in their markets. However, sales of other office products, in particular lower margin standard software products, were relatively strong. Overall the resulting gross margin was lower.

    At the same time in Europe, due to higher average prices, the Paper Merchanting Division reported organic sales growth, but underlying volume growth was only marginally ahead. The division also experienced an adverse change in sales mix, most notably in March. There was a greater proportion of lower margin sales delivered direct from the papermills to the end customer, while sales of products from the Division's own stock decreased in volume terms. As a consequence, the operating result fell on higher sales.

    The softness in sales in some of our markets, which Buhrmann began to experience towards the end of the first quarter of 2001, has continued into April, although gross margins have improved. It is unclear how long these conditions will continue and therefore Buhrmann has decided to take a more cautious view of future sales.

    Buhrmann has taken swift action to adjust its cost base, taking a conservative view of future business levels. Planned expenses are being reduced by over EUR 100 million in 2001. These cost reductions include selected lay-offs, a freeze on staff recruitment and the postponement of discretionary expenditure. The lay-offs will result in a reduction in the workforce of 1,000-1,200 and an extraordinary charge of EUR 27 million.

Second quarter 2001

    On June 26, 2001 Buhrmann announced that on the basis of the results of April and May and the first anticipated sales revenues of June, the earnings per share for the second quarter will be markedly lower than last year and the first quarter of this year. This development is due to lower than expected sales in the North American office products market and a continuation of below expected demand in Paper Merchanting. In addition, there is now also evidence of reduced demand for the products and services of the European Office Products Division.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

    Buhrmann's liquidity requirements arise primarily from the need to fund the expansion of its business and to fund working capital requirements and acquisitions. Buhrmann expects to incur normal levels of capital expenditures, subject to unforeseen circumstances, over the next few years of approximately EUR 150 million per year. Working capital requirements increased approximately EUR 350 million in 2000, primarily due to organic growth and acquisitions.

    We have a $350 million working capital facility under the Senior Credit Facility (see Capital Resources, Financing activities below) which is mainly used to fund the fluctuation in working capital that the Company experiences in the ordinary course of its business. At December 31, 2000, we had borrowed $149 (EUR 160) million under the working capital facility. We expect that the average level of borrowing under the working capital facility in 2001 will be approximately $130 (EUR 136) million. This facility is a revolving credit facility and is available until October 2005. In addition, we have credit facility lines available to Buhrmann NV and Europcenter of approximately EUR 65 million and smaller lines of credit available to some of our subsidiaries that total approximately EUR 35 million. Buhrmann believes that its operating cash flows and available lines of credit will provide us with sufficient liquidity and resources to meet not only our current financial obligations, but also our future financial obligations, including payment of principal and interest on the 12 1/4% Notes, as well as to provide funds for our working capital, capital expenditures and other needs.

Capital Resources

Cash flows

    Historically, Buhrmann has funded working capital, capital expenditures and other capital requirements (including for acquisitions) primarily from net cash produced by operating activities and, to a lesser extent, the issuance of debt and equity securities and borrowings from financial institutions. Most of the long-term debt is financed in US dollars (approximately 70%) and euro (approximately 20%). The remainder is mainly financed in British Pounds Sterling.

    Net cash provided by operating activities was EUR 66 million and EUR 52 million in 2000 and 1999, respectively. Although EBITDA increased 149% during 2000, more working capital was used and more interest was paid, resulting in an increase in net cash flow of EUR 14 million. The decrease in cash flow from operations in 1999 was primarily attributable to the increased use of working capital due to the acquisition of Corporate Express at the end of 1999.

    Net cash used in investing activities includes proceeds from asset sales, capital expenditures, acquisition expenditures, and divestment proceeds. Net cash used for investing activities was EUR 317 million and EUR 1,189 million in 2000 and 1999, respectively. Net cash used for investing activities in 1999 was primarily in connection with the acquisition of the Corporate Express office products business. In 2000, net cash used in investing activities relating to investments in tangible fixed assets (EUR 122 million), integration costs (EUR 158 million) and acquisitions and divestments (EUR 37 million).

    Net cash received from financing activities was EUR 163 million and EUR 1,153 million in 2000 and 1999, respectively. In 1999, Buhrmann issued Ordinary Shares and Preference Shares which resulted in a cash inflow of EUR 602 million and new debt was drawn for a net EUR 590 million. In 2000, new Ordinary Shares were issued for a total amount of EUR 172 million together with net drawings of long term debt of EUR 15 million. Buhrmann paid cash dividends on its Ordinary and Preference Shares A of EUR 39 million in April 1999 and EUR 53 million in April 2000, respectively. Buhrmann's ability to pay cash dividends or repurchase shares is limited by its existing Preference Shares A and its Preference Shares C, as well as the Senior Credit Facility and the 12 1/4% Notes.

Financing activities

    Buhrmann incurred substantial indebtedness in connection with the merger with Corporate Express which was funded through the Senior Credit Facility and the issuance of the 12 1/4% Notes.The Senior Credit Facility and the indenture for the 12 1/4% Notes impose certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur indebtedness, pay dividends, make capital expenditures or other investments, dispose of assets, grant liens or engage in certain other activities. Under the Senior Credit Facility, Buhrmann must also comply with financial maintenance covenants, including ratios. As at December 31, 2000 Buhrmann is required to make the following scheduled debt payments through 2009:

Total Payment Amount
(in millions of euro)

Year
2001	91
2002	34
2003	155
2004	194
2005	373
After 2005	1,314
Total	2,161

    Buhrmann may prepay indebtedness under the Senior Credit Facility at any time and under the 12 1/4% Notes at any time after November 1, 2004 and under specified circumstances prior to 2004. The Senior Credit Facility consists of the Term loan A, the Term loan B and the working capital facility of USD 350 million.

    The Term loan A increased EUR 83 million during 2000 to fund a repayment of the NLG 300 (EUR 136) million bond loan from Buhrmann Antilliana NV. During the remainder of 2000, the Term loan A was reduced to an amount of EUR 610 million at the end of 2000. Contractual redemptions on the loan will start in 2002 with the final redemption in 2005. The interest rate margin decreased from 2.75% to 2.375% during 2000.

    The Term loan B was reduced from EUR 694 million to EUR 643 million during 2000. Contractual redemptions on the loan have started in 2000 and it has a final redemption in 2007. The interest rate margin has decreased from 3.5% to 3.25% during 2000.

    In February and April 2001 the Term loan A and B were increased by EUR 357 million to finance the acquisition of Samas. In the first quarter of 2001, EUR 66 million of the proceeds of the sale of the Sappi shares was used to repay the Term loan A and B. For information on the acquisition of Samas and the sale of Sappi shares we refer to Item 4 "Information on the Company—Recent Developments".

    The working capital facility is a revolving facility with a principal of USD 350 (EUR 376) million and a termination date in 2005. This facility is mainly used to fund the fluctuation in working capital that the Company experiences in the ordinary course of its business. The interest rate margin on this facility decreased from 2.75% to 2.375%.

    The security provided for the Senior Credit Facility is a pledge of the assets and all of Buhrmann's existing and future operating companies in the United States and the greater part of its operating companies outside the United States. The interest rate margins vary with capital ratios. Apart from the Senior Credit Facility, there were various loans outstanding totalling EUR 41 million at the end of 2000.

    Borrowings under the Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods.

    Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann's interest cost with respect to the majority of its obligations. The principal hedging arrangement is a series of interest rate swaps (in euro and US dollars) with a total principal of EUR 1,298 million for appropriate maturities. Hedging obligations of Buhrmann are expected to have no material impact on liquidity and results of operations.

    Buhrmann purchases various financial instruments and enters into certain agreements in the ordinary course of business in order to hedge price and foreign currency risks arising from the purchase of raw materials and the sale of its products.

    Buhrmann US Inc. is the principal borrower under the Senior Credit Facility and the 12 1/4% Notes for the Buhrmann group. Proceeds from borrowings received by Buhrmann US Inc. are used to finance the group. Buhrmann's Belgian co-ordination center, Buhrmann Europcenter NV, engages in cash management activities, money market transactions, foreign exchange transactions and the financing of operating companies through the provision of long-term loans. Cash in the operating companies is deposited with Buhrmann Europcenter NV, which finances such operating companies and enters into all hedging transactions for Buhrmann. Buhrmann Antilliana NV (formerly known as KNP BT Antilliana NV), a wholly-owned financing subsidiary of Buhrmann established in The Netherlands Antilles, has in the years before 1996 obtained long-term funding for the group by issuing bonds. During 2000 Buhrmann repaid the NLG 300 million (EUR 136 million) Bond issue. The ATS 1 billion Bond was partly repurchased in 1998. The outstanding amount at December 31, 2000 was ATS 792 million (approximately EUR 58 million). This bond was redeemed in February 2001.

    The Company has entered into a receivables securitization program whereby certain group companies sell certain trade receivables to Buhrmann Silver S.A., a dedicated Group company, which in turn pledges these receivables to a third-party special purpose vehicle. As of May 31, 2001 trade receivables of approximately EUR 240 million were pledged under this program. Of these proceeds, about half was used to reduce the Senior Credit Facility. The average interest cost of the securitization program is approximately 2% lower than the average interest cost of the Senior Credit Facility.

Inflation

    Cost inflation has been relatively low in Buhrmann's primary US and European markets for each of the last three fiscal years and has not had a material impact on our results.

Euro

Introduction of the euro

    Stage III of the European Economic and Monetary Union commenced on January 1, 1999 for those members of the European Union that satisfied the convergence criteria in the Treaty of European Union and have elected to participate. As part of Stage III, the euro has been introduced as the legal tender in the participating states as of January 1, 1999, and the exchange rates between the legacy currencies of the participating states has been fixed against the euro for an indefinite period of time.

Implementation of the euro

    All of Buhrmann's subsidiaries located in participating states have used the euro as their functional currency from January 1, 1999 to the extent required by customers. In addition, our internal invoicing has taken place in euro since January 1, 1999.

    In addition, Buhrmann has adopted the euro as its reporting currency for the presentation of consolidated financial information for reporting periods beginning on or after the same date. To date, Buhrmann has not experienced any material adverse impact on its financial condition or results of operations in connection with the introduction of the euro and does not believe that there will be a material adverse impact.

ITEM 6:  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

    Buhrmann has a two-tiered board structure, consisting of a Supervisory Board, with eight non-executive members, and an Executive Board with four executive members.

Supervisory Board

    The function of the Supervisory Board is to supervise and advise the Executive Board. Supervisory Board members are appointed (or reappointed) by the Supervisory Board for terms of four years and must retire at age 70. The Supervisory Board has established two committees, a Remuneration and Appointments Committee and an Audit Committee.

Executive Board

    The Executive Board is responsible for the management of the Company. The members, who are Buhrmann employees with directorship and management positions with Buhrmann NV's subsidiaries, are appointed during the General Meeting of Shareholders from a binding list of at least two candidates, determined by the Supervisory Board. The Executive Board meets formally once a month and on an informal basis as often as is necessary.

    The members of the Executive Board are assisted by a number of Buhrmann's top managers with whom they form the Executive Management Group. This group meets on a periodic basis and decides on important matters for Buhrmann, such as the development and execution of Buhrmann's strategy.

Directors and Senior Management

Supervisory Board

    The Members of the Supervisory Board as of December 31, 2000 are as follows:

Name	Age	Principal Occupation	Year of Appointment
P.C. van den Hoek, Chairman	62	Lawyer	1993
A.G. Jacobs, Vice Chairman	65	Former Chairman of the Executive Board of ING Groep N.V.	1998
R.C. Gay	49	Managing Director of Bain	1999
K. de Kluis	64	Former Chairman of the Executive Board of Buhrmann NV	1999
J. Peelen	61	Former Member of the Executive Committee of Unilever N.V.	1999
A.P. Ressler	40	Managing Partner of Apollo	1999
G.H. Smit	53	Chairman of the Executive Board of Vedior NV	1998
R. Zwartendijk	61	Former member of the Executive Board of Koninklijke Ahold N.V.	1999

    P.C. Van den Hoek Mr. Van den Hoek was appointed in 1993. His current term of office expires in 2004. His nationality is Dutch. He is a lawyer with Stibbe in Amsterdam and currently holds Supervisory Directorships in AON Groep Nederland BV, ASM International NV (Chairman), Ballast Nedam NV (Chairman), Het Financieele Dagblad Holding BV (Chairman), Robeco Groep NV, Robeco NV, Rolinco NV and Rorento NV.

    A.G. Jacobs Mr. Jacobs was appointed in 1998. His current term of office expires in 2004. His nationality is Dutch. He was formerly Chairman of the Executive Board of ING Groep NV. He currently holds Supervisory Directorships in AEX Exchanges NV, IHC Caland NV, ING Groep NV,

Johan Enschedé BV (Chairman), NV Koninklijke Nederlandsche Petroleum Maatschappij, NV Nederlandse Spoorwegen, NV Struktongroep and VNU NV.

    R.C. Gay Mr. Gay was appointed in 1999. His current term of office expires in 2003. He is a Managing Director of Bain Capital Inc. His nationality is American. He currently holds Supervisory Directorships in Alliance Laundry, American Pad & Paper Co. (Co-Chairman), Anthony Crane, Cambridge Industries, GS Industries Corporation, IHF Capital (Vice-Chairman) and Nutraceutical, Inc. Mr. Gay was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

    K. de Kluis Mr. De Kluis was appointed in 1999. His current term of office expires in 2002. He was formerly Chairman of the Executive Board of Buhrmann NV. His nationality is Dutch. He currently holds Supervisory Directorships in Brocacef Holding NV (Chairman), C.K. Dekker Hout Beheer BV, Van Leeuwen Buizen Groep BV, Sappi Limited and Van Wijnen Holding NV (Chairman).

    J. Peelen Mr. Peelen was appointed in 1999. His current term of office expires in 2002. He was formerly a Member of the Executive Committee at Unilever with responsibility for personnel, and a member of Unilever NV Executive Board. His nationality is Dutch. He currently holds Supervisory Directorships in Arcadis NV, Friesland Coberco Dairy Foods Holding NV and VVVA Groep BV (Chairman).

    A.P. Ressler Mr. Ressler was appointed in 1999. His current term of office expires in 2003. He is a Founder/Partner of Apollo Advisors, L.P., Lion Advisors, L.P. and Ares Management, L.P. His nationality is American. He currently holds Supervisory Directorships in Allied Waste Industries, Inc., Berlitz International, Inc., Prandium, Inc. and Vail Resorts, Inc. Mr. Ressler was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

    G.H. Smit Mr. Smit was appointed in 1998. His current term of office expires in 2001. He was formerly Chairman of the Executive Board of Vedior NV. His nationality is Dutch. He currently holds Supervisory Directorships in Endemol Entertainment Holding NV and Transavia Airlines BV.

    R. Zwartendijk Mr. Zwartendijk was appointed in 1999. His current term of office expires in 2001. He was formerly Member of the Executive Board of Koninklijke Ahold NV. His nationality is Dutch. He currently holds Supervisory Directorships in Ahold Supermercados S.A., Blokker Holding BV (Chairman), InnoConcepts NV, Koninklijke Numico NV, Lincoln Snacks Company, Luis Paez S.A., Nutreco Holding NV (Chairman), Randstad Holding NV and Telepanel Systems, Inc.

Executive Board

    The Members of the Executive Board as of December 31, 2000 are as follows:

Name	Age	Areas of Responsibility	Year Joined Company
Frans H.J. Koffrie	49	Chairman of the Executive Board and Chief Executive Officer	1988
George Dean	54	Member of the Executive Board; President, Paper Merchanting Division	1990
Robert L. King	50	Member of the Executive Board, President and Chief Executive Officer of Office Products North America Division	1999
Floris F. Waller	42	Member of the Executive Board and Chief Financial Officer	1999

    Frans H.J. Koffrie Mr. Koffrie joined Buhrmann in 1988 and was appointed Chairman of the Executive Board in 1998. From 1993, he served as a member of the Executive Board of KNP BT. In 1990, he was appointed to the Executive Board of VRG where he had served as a managing director in the Business Systems division since 1988. From 1975 to 1988, Mr. Koffrie worked for Triumph-Adler Nederland BV and from 1971 to 1975 for Vroom en Dreesmann. Mr. Koffrie currently holds Supervisory Directorships in Libertel NV and Wessanen NV, two Dutch public companies. Mr. Koffrie has a masters degree in economics from the University of Amsterdam, and a bachelors degree in law from Erasmus University, Rotterdam.

    George Dean Mr. Dean joined Buhrmann in 1990 and was appointed as a member of the Executive Board in 1998. Mr. Dean is a director of Buhrmann US Inc. He had been on the Executive Board of KNP BT Distribution and President of our Paper Merchanting Division since 1995. From 1990 to 1995, Mr. Dean was managing director of Howard Smith Papers. From 1969 to 1990 he worked in the Wiggins Teape Group. Mr. Dean has a degree in chemical engineering from the University of Edinburgh.

    Robert L. King Upon the closing of the merger with Corporate Express, Mr. King became the President and Chief Executive Officer of the Office Products North America Division. Mr. King was appointed as a member of the Executive Board in April 2000. Mr. King joined Corporate Express in August 1993 as President, Chief Operating Officer and a director. In September 1998 he assumed the additional responsibility of Chief Executive Officer. During the previous ten years, Mr. King held various executive positions with Foxmeyer Corporation, a distributor of pharmaceuticals and healthcare products, serving as its President and Chief Executive Officer from 1989 to 1993. Before 1983, Mr. King served as Executive Vice President of Narco Drug Co. and Vice President of computer services for Fox-Vliet Drug Co. Mr. King serves as director of Investment Technology Group, Inc. and of Corporate Express Australia Limited.

    Floris F. Waller Mr. Waller was appointed Chief Financial Officer and a member of the Executive Board as of September 1, 1999. Mr. Waller is a director of Buhrmann US Inc. Before joining Buhrmann, he was Treasurer of the European Region for Unilever NV, which he joined in 1984. He has also held a number of positions within Unilever in The Netherlands, Switzerland and the United States. Mr. Waller has a masters degree in economics from Erasmus University, Rotterdam and is a fully qualified accountant.

Executive Management Group

    The Members of the Executive Board are assisted by a number of top managers of Buhrmann with whom they form the Executive Management Group. In addition to the Members of the Executive Board, the Members of the Executive Management Group as of December 31, 2000 are as follows:

Name	Age	Areas of Responsibility	Year Joined Company
J. Pieter E. Barbas	59	Company Secretary	1971
Richard Dubin	59	President of Speciality Business units in Office Products North America Division	1991
Thomas Heine-Geldern	49	President, France & Southern Europe, Paper Merchanting Division	1991
Mark S. Hoffman	48	President of North American office products	1999
Janhein H. Pieterse	49	President, Office Products Europe Division	1991
Carl M. Thomas	54	President, Graphic Systems Division	1990
Harry G. Vreedenburgh	50	Director of Accounting, Control & Economic Affairs	1984

    J. Pieter E. Barbas.  Mr. Barbas joined Buhrmann in 1971 as legal counsel and was appointed Company Secretary in 1975. He is also responsible for corporate communications. Mr. Barbas has a masters degree in law from the University of Utrecht (The Netherlands).

    Richard Dubin.  Prior to the merger with Corporate Express, Mr. Dubin served as Executive Vice President and President of BT Office Products North America since August 1997. He is the President of Buhrmann US Inc. Mr. Dubin has been a Vice President of BT Office Products since April 1995 and previously served as Regional President, Mid-West Region of that company from January 1995 to August 1997. Mr. Dubin was the President of BT Buschart from April 1990 through December 1994. Mr. Dubin was the President of Buschart Office Products, Inc., a contract stationer serving the St. Louis metropolitan area and the predecessor of BT Buschart, from September 1981 until the acquisition of Buschart Office Products, Inc. by BT Office Products in April 1990.

    Thomas Heine-Geldern.  Mr. Heine-Geldern joined Buhrmann in 1991 and has been President, France & Southern Europe, of our Paper Merchanting Division since 1996. From 1994 to 1995, he was Managing Director of the paper merchant group of KNP LEYKAM. From 1991 to 1997, Mr. Heine-Geldern was a member of the Executive Board of Leykam-Mürtztaler Papier-und Zellstuffaktiengesellschaft. Mr. Heine-Geldern has an MBA from INSEAD Fontainebleau and a doctor juris degree from the University of Vienna.

    Mark S. Hoffman.  Upon the closing of the merger with Corporate Express, Mr. Hoffman became President of North American office products. Mr. Hoffman joined Corporate Express as President of North American Operations during 1997. Mr. Hoffman previously served as President, Chief Executive Officer and a director of APS Holdings, Inc. from August 1992 to March 1997. Mr. Hoffman was Vice President, Planning and Development at W.W. Grainger, Inc., from April 1991 to July 1992. From 1987 to April 1991, he was with TRW, Inc., a manufacturer of automotive parts and other products and a provider of information system services, in various executive capacities, including Vice President and General Manager of TRW, Inc.'s Asia Pacific steering and suspension operations and Managing Director, TRW Products, Ltd.

    Janhein H. Pieterse.  Mr. Pieterse joined Buhrmann in 1991 and was appointed Division Director and President of Buhrmann's Office Products Europe Division in 1995. From 1994 to 1995, he was

President of the Copier Group. From 1992 to 1994, he was Managing Director of Sjef Trimbach Packaging BV and from 1991 to 1992 was Managing Director of Papier Metaal BV Zutphen. From 1988 until 1991, Mr. Pieterse was Managing Director of Van Ommeren Ceteco Australia. He had held various executive positions at Van Ommeren since 1982. Mr. Pieterse has a masters degree in economics from the University of Amsterdam. Mr. Pieterse will leave the Company at the end of 2001.

    Carl M. Thomas.  Mr. Thomas joined Buhrmann in 1990 and has been Division Director and President of our Information Systems Division since 1998. Following the divestment of this division in May 2000, Mr. Thomas was appointed as Division Director and President of the Graphic Systems Division. From 1990 to 1997, Mr. Thomas was Managing Director of Tetterode Nederland BV. From 1988 to 1990, he was Managing Director of Nashua Nederland NV. From 1987 to 1988, he was Interim Manager for Nashua U.K. and before that, since 1984 he was Managing Director of Hagemeyer Singapore.

    Harry G. Vreedenburgh.  Mr. Vreedenburgh joined Buhrmann in 1984 and was appointed Director of Accounting Control & Economic Affairs in 1998. Mr. Vreedenburgh has held various positions with Buhrmann. From 1994 he was CFO and from 1996 he was a member of the Executive Board of KNP BT Distribution. He previously served as Staff Director of Corporate Planning & Systems of KNP BT from 1993 to 1994 and, prior thereto, as Group Controller of VRG-Groep N.V. from 1987 to 1993 and Financial Director of VRG-Paper in South Africa. Before joining Buhrmann, Mr. Vreedenburgh held controller positions with VNU N.V. and Wessanen N.V. Mr. Vreedenburgh has a masters degree in economics from Erasmus University, Rotterdam.

    Effective from April 16, 2001 Rudi De Becker is appointed President of the combined Corporate Express / Samas Office Products Division in Europe. Mr. De Becker (54) has been a member of the Executive Board of Samas Groep since 1998. Prior to this he held senior management positions on an European level with Black and Decker and Xerox Corporation. He was previously active in management consulting with Booz, Allen & Hamilton and McKinsey. Mr. De Becker holds a master's degree in economics and an MBA from the University of Ghent, Belgium.

Board Practices

    Certain Members of the Executive Management Group have service agreements providing for benefits upon termination of employment.

    The Supervisory Board of Buhrmann has established two committees comprising members of the Board.

    The Remuneration and Appointments Committee advises the Supervisory Board on such matters as the appointment and remuneration structure of the members of the Supervisory Board and members of the Executive Board. Current members are P.C. van den Hoek, K. de Kluis and R. Zwartendijk.

    The Audit Committee assists the Supervisory Board in the evaluation of the Company's auditing and controlling functions. This includes the review of the financial reporting process, the system of internal control and management of financial risks, the audit process, and the compliance process.

    Currently the members of the Audit Committee are P.C. van den Hoek, A.G. Jacobs and G.H. Smit. Audit Committee meetings are attended by the CEO, the CFO and the Director of Accounting, Control & Economic Affairs and are held not less than twice a year.

Compensation

    The compensation in 2000 for Members of the Executive Board was as follows (in thousands of euro):

	Salary	Bonus	Pension charges	Total 2000
Frans H.J. Koffrie	499	237	133	869
George Dean	386	147	231	764
Robert L. King*	520	—	6	526
Floris F. Waller	272	42	85	399
Total	1,677	426	455	2,558

*
appointed effective April, 14 2000

    The bonus is a performance-related payment.

    The aggregate compensation in 2000 for Members of the Supervisory Board was EUR 204 thousand.

    The compensation of the Supervisory Board does not depend on the Company's result.

    The aggregate compensation in 2000 (including pension, retirement and other similar benefits) of members of the Executive Management Group, excluding members of the Executive Board was EUR 3,121 thousand.

    The aggregate amount set aside or accrued by Buhrmann in 2000 to provide pension benefits for Members of the Executive Management Group, excluding Members of the Executive Board was EUR 405 thousand.

    Robert King, Richard Dubin and Mark Hoffmann, as U.S. based executives, participate in an additional long-term incentive scheme designed for the Office Products North America Division. This scheme pays awards based on the division's growth in economic value, measured over a three-year period.

    The members of the Executive Management Group, including members of the Executive Board, received 169,400 options to Buhrmann shares in 2000.

Ownership of securities and Share Option Rights

    The Members of the Supervisory Board, Executive Board and Executive Management Group at May 31, 2001 held a total of:

  •
  27,242 Ordinary Shares in Buhrmann;

  •
  411 certificates of Buhrmann Preference Shares A;

  •
  100 12 1/4% Notes, and

  •
  option rights on 629,000 Ordinary Shares in Buhrmann (including the 30,000 shares relating to Mr. Dean as discussed below under the option plan).

    Such members individually own less than one percent of Ordinary Shares in Buhrmann, outstanding certificates of Buhrmann Preference Shares A or 12 1/4% Notes.

Option plan

    There is a share option plan in place for managers of the Company.

    The option plan is designed as an incentive for a large group of managers working with the Company and its subsidiaries. There are some 500 managers involved. The maximum percentage of option rights that may be granted in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States) and specific human resource management needs for critical business activities.

    For individual managers, the options to be granted are related in part to the fixed remuneration of the person in question and his or her contribution to Group results. The maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) will not exceed an amount equal to twice the fixed salary of the relevant individual.

    The options have a term of five years and can be exercised only after three years. The exercise price for option rights granted is the closing price of the Buhrmann Ordinary Shares on the first trading day after the meeting of shareholders on which the Company's shares are quoted ex-dividend.

    Those entitled to options are bound by internal regulations designed to prevent insider trading.

    Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to not purchasing the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 1999 and 2000.

    At the end of 2000, the Members of the Executive Board held option rights on 255,000 Buhrmann shares:

	December 31, 1999	Granted	Exercised	December 31, 2000
Frans H.J. Koffrie	150,000	40,000	25,000	165,000
George Dean	30,000	25,000	10,000	45,000
Robert L. King	—	25,000	—	25,000
Floris F. Waller	—	20,000	—	20,000
Total	180,000	110,000	35,000	255,000

    In addition, Mr. Dean had the right to be compensated for the increase in value with respect to another 30,000 shares.

Employees

	2000	1999	1998
Average number of employees	25,782	15,039	12,356
Number of employees per division at year end:
Office Products North America	13,262	13,792	4,122
Office Products Europe and Australia	6,100	5,727	2,939
Paper Merchanting	5,666	4,937	4,526
Graphic Systems	1,198	1,122	1,096
Holdings	70	61	72
Total	26,296	25,639	12,755
Number of employees per geographical region at year end:
The Netherlands	2,560	2,481	2,304
Rest of Europe	8,876	8,001	5,958

Total Europe	11,436	10,482	8,262
North America	13,487	13,988	4,403
Australia/New Zealand	1,237	1,051	—
Rest of the world	136	118	90
Total	26,296	25,639	12,755

    There was significant increase in the number of employees between 1999 and 2000 due to the merger with Corporate Express. The USOP and Samas acquisitions in 2001 have added approximately 3,000 employees.

Labor Relations

    Buhrmann estimates that in 2000 less than 5% of our workforce in the European countries was covered under collective bargaining agreements. Our distribution staff is in general represented by trade unions.

    Buhrmann has various local and European works councils. These works councils primarily serve an advisory role.

    Our works councils in the Netherlands may make, by law, non-binding recommendations for candidates to fill vacancies on Buhrmann's Supervisory Board. Buhrmann is also required by Dutch law to consult with the work councils in some decision-making processes.

    In the United States, Buhrmann estimates that in 2000 approximately 12% of the workforce was covered under collective bargaining agreements. The primary union in the United States is the Teamsters.

    None of Buhrmann's subsidiaries or affiliates has recently experienced labor actions or disruptions that had a materially adverse impact on its operations. In general, Buhrmann believes that the work climate is stable throughout the Company.

ITEM 7:  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

    We are not aware of any corporation or foreign government which could be deemed to directly or indirectly own or control Buhrmann NV. Buhrmann NV has an authorized share capital of 610,000,000 shares, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000 Preference Shares B and 60,000 Preference Shares C. The Ordinary Shares may, at the option of the shareholder, be bearer shares or registered shares. The Preference Shares A and B can only be registered shares; the Preference Shares C may under certain conditions be bearer shares. On May 31, 2001, the issued share capital was divided into 131,834,993 Ordinary Shares, 53,281,979 Preference Shares A, no Preference Shares B, and 37,268 Preference Shares C, all of which have been fully paid up. The Company's major shareholders do not have any special voting rights. The following table sets forth information regarding the ownership of all classes of voting stock of Buhrmann NV by (i) each person who is known by us to own more than 5% of any class of voting stock of Buhrmann NV (ii) the officers and directors of Buhrmann NV as a group:

Name	Ordinary Shares		%(1)		Preference Shares A		%(1)		Preference Shares C	%	Voting %(1)
Trust Office	—		—		53,281,893		100	(2)	—	—	28.8
Apollo Investment Fund IV, L.P.(3)	14,031,884	(4)	9.2	(4)	—		—		23,963	64.3	6.8	(5)
Bain Capital Fund VI, L.P.(6)	6,669,580	(7)	4.4	(7)	—		—		11,390	30.6	3.2	(8)
Aegon NV(9)(10)	—		—		9,500,000				—	—	0
AMEV/VSB 1990 NV(9)									—	—	6.3
Cobepa NV(9)									—	—	0
Internationale Nederlanden Groep NV(9)									—	—	5.5
NIB Capital NV(9)(10)									—	—	0
Kempen & Co. NV(9)(10)									—	—	0
The Members of the Supervisory Board, Executive Board and Executive Management Group	27,242		*		411	(11)	*		—	—	*

(1)
An asterisk denotes ownership of less than 1% of the respective class of stock or voting percentage.

(2)
The Trust Office holds 53,281,893 of the 53,281,979 outstanding Preference Shares A. The Trust Office issues depositary receipts against the Preference Shares A, which depositary receipts are listed on the Amsterdam Stock Exchange. The holders of the depositary receipts receive all of the economic benefits which attach to ownership of the Preference Shares A. However, the Preference Shares A held by the Trust Office are voted in accordance with a majority of the board of the Trust Office.

(3)
The record holders of these shares are Apollo Investment Fund IV, L.P. ("AIFIV"), and Apollo Overseas Partners IV, L.P. ("Overseas IV") and AP Office L.L.C. ("APLLC" and, together with AIFIV and Overseas IV, "Apollo"), each of which is an affiliate of AIFIV. Apollo Advisors IV, L.P. ("Advisors IV") is the general partner of AIFIV and the managing general partner of Overseas IV. Apollo Capital Management IV, Inc. ("Capital Management IV") is the general partner of Advisors IV. Apollo Management IV, L.P. ("Management IV") is the manager of Apollo. The directors and principal executive officers of Capital Management IV are Leon D. Black and John J. Hannan. Messrs. Black and Hannan are also principals of Management IV. Messrs. Black and Hannan disclaim beneficial ownership of the shares owned by AIFIV and Overseas IV. The address for each of the Apollo entities is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York. Antony Ressler, a principal of Advisors IV is a member of the Supervisory Board of Buhrmann NV. Mr. Ressler disclaims beneficial ownership of the shares reported owned by Apollo.

(4)
Consists of shares issuable upon conversion of outstanding Preference Shares C. If Apollo and Bain converted all of their Preference Shares C into Ordinary Shares, the Ordinary Shares held by Apollo would represent approximately 9.2% of the outstanding Ordinary Shares after the conversion.

(5)
The Preference Shares C held by Apollo represent less than 1% of the total voting power of shareholders of Buhrmann NV. However, if Apollo and Bain converted all of their Preference Shares C into Ordinary Shares, the Ordinary Shares held by Apollo would represent approximately 6.8% of the total voting power of shareholders of Buhrmann NV.

(6)
The record holders of these shares are Bain Capital Fund VI, L.P. ("Fund VI"), Bain Capital VI Coinvestment Fund, L.P. ("Coinvest Fund"); PEP Investments PTY Ltd. ("PTY"); BCIP Associates II ("BCIP II"); BCIP

Trust Associates II ("BCIP Trust II"); BCIP Associates II-B ("BCIP II-B"); BCIP Trust Associates II-B ("BCIP Trust II-B"); and BCIP Associates II-C ("BCIP II-C").

  Robert C. Gay is a limited partner of Bain Capital Partners VI, L.P., the sole general partner of Fund VI and Coinvest Fund, and a Managing Director of Bain Capital Investors VI, Inc., the sole general partner of Bain Capital Partners VI, L.P. In addition, Bain Capital, Inc., of which Mr. Gay is a Managing Director, is the managing general partner of all of the BCIP entities and Mr. Gay (or an affiliated entity) is also a general partner of BCIP II, BCIP II-C and BCIP Trust II. Accordingly, Mr. Gay may be deemed to beneficially own all of the shares owned by the Bain Capital funds. Mr. Gay disclaims beneficial ownership of any shares owned by the Bain Capital funds in which he does not have a pecuniary interest.

  Robert L. White is a limited partner of Bain Capital Partners VI, L.P., the sole general partner of Fund VI and Coinvest Fund and a Managing Director of Bain Capital Investors VI, Inc., the sole general partner of Bain Capital Partners VI, L.P. In addition, Bain Capital, Inc., of which Mr. White is a Managing Director, is the managing general partner of all the BCIP entities and Mr. White (or an affiliated entity) is a general partner of BCIP II, BCIP II-C and BCIP Trust II. Accordingly, Mr. White may be deemed to beneficially own all of the shares owned by the Bain Capital funds. Mr. White disclaims beneficial ownership of any shares owned by the Bain Capital funds in which he does not have a pecuniary interest.

  The address for each of the Bain Capital entities is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts, 02116.

(7)
Consists of Shares issuable upon conversion of outstanding Preference Shares C. If Apollo and Bain converted all of their Preference Shares C into Ordinary Shares, the Ordinary Shares held by Bain would represent approximately 4.4% of the outstanding Ordinary Shares after the conversion.

(8)
The Preference Shares C held by Bain represent less than 1% of the total voting power of shareholders of Buhrmann NV. However, if Apollo and Bain converted all of their Preference Shares C into Ordinary Shares, the Ordinary Shares held by Bain would represent approximately 3.2% of the total voting power of shareholders of Buhrmann NV.

(9)
The notices provided to us by each of these entities do not include the number or class of shares held by the entity, but rather just the percentage of all voting shares held by the entity. For each of AMEV/VSB 1990 NV, Cobepa NV and Internationale Nederlanden Groep NV, the percentages reported under the "Voting %" column is based directly on the percentage listed in the notices, and is as of the date of each respective notice. Further, the voting percentages assume these three entities hold only Ordinary Shares. If any one of these entities holds depositary receipts issued by the Trust Office, the voting percentage of that entity would be lower. Aegon NV is a Dutch publicly held company, of which, to our knowledge, approximately 54.5% of the share capital is held by Vereniging AEGON and between 5% and 10% of the share capital is held by ING Groep NV. To our knowledge, Fortis (NL) NV, a Dutch publicly held company, holds approximately 43% of the share capital of AMEV/VSB 1990 NV and Fortis (B) NV, a Belgian publicly held company, holds approximately 57% of the share capital of AMEV/VSB 1990 NV. Cobepa NV is a Belgian publicly held company, a majority of whose shares are held, to our knowledge, by Compagnie Financière de Paribas S.A. (France) and its affiliates. Internationale Nederlanden Groep NV is a Dutch publicly held company. Each of ABN AMRO Holding NV, AEGON NV and Fortis (NL) NV hold between 5% and 10% of the share capital of Internationale Nederlanden Groep NV. NIB Capital NV is a Dutch investment company owned by ABP and PGGM, two Dutch pension funds. Kempen & Co. NV is a Dutch publicly held company whose shareholders include ABN AMRO Holding NV, Acorn International, ASR Verzekeringsgroep NV, Beleggingsmaatschappij Beurshave NV, Henzada B.V., ING Groep NV, Iton B.V., Oudhoff Effecten Beheer NV and Stichting Shell Pensioenfonds.

(10)
Holds depositary receipts issued by the Trust Office and, therefore, have no voting power. However, the notices received by Buhrmann NV indicate that Aegon NV, NIB Capital NV and Kempen & Co. NV hold 5.1%, 7.6% and 5.1%, respectively, of the share capital of Buhrmann NV.

(11)
Represents depositary receipts held by members of the Supervisory Board.

    The Stichting Administratiekantoor Preferente Aandelen Buhrmann NV, which we refer to as the "Trust Office," holds the Preference Shares A, which account for approximately 29% of the share capital of Buhrmann NV. Under Dutch law any person,

  •
  who acquires or disposes of an interest in the capital or the voting rights of a Dutch public limited company that has an official listing on a stock exchange within the European Economic Area; and

  •
  whose percentage of capital interest or voting rights held by that person falls within a different percentage range than the percentage range held before the acquisition or disposal must give written notice of that acquisition or disposal. The percentage ranges referred to in this Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3. As of May 31, 2001, we had received notice from six entities of an interest of between five and ten percent in the capital of Buhrmann NV, which are listed in the chart above.

    Buhrmann believes that at December 31, 2000 approximately 21% of Buhrmann's Ordinary Shares were held in the United States (approximately 21.5 million shares, all held by institutional investors). This is based on a third party investigation relating to the geographical spread of Buhrmann's Ordinary Shares. This investigation is done twice a year and the latest available information is dated as of December 31, 2000. In addition, two United States recordholders held 94.9% of Buhrmann's Preference Shares C.

Related party transactions

Apollo and Bain

    On October 28, 1999, affiliates of Apollo and affiliates and a co-investor of Bain purchased a total of 35,000 Preference Shares C for an aggregate purchase price of $350 million. The Apollo group purchased 23,500 Preference Shares C for a purchase price of $235 million and the Bain group purchased 11,500 Preference Shares C for a purchase price of $115 million, including 300 Preference Shares C purchased by Peder Smedvig Capital AS for a purchase price of $3 million. Apollo and Bain have each designated one representative to be appointed to Buhrmann NV's Supervisory Board, and have other special rights both as holders of Preference Shares C and under the stock purchase agreement. The Preference Shares C are convertible at the option of the holders of these shares into a number of Ordinary Shares which would represent approximately 15% of our ordinary equity value. The Preference Shares C carry the right to cast less than one percent of the vote on matters to be voted on by shareholders of Buhrmann NV. However, the Ordinary Shares into which the Preference Shares C are convertible would give the holders the right to cast approximately 11% of the total vote on matters to be voted on by shareholders of Buhrmann NV.

    The rights of Apollo and Bain which exist under the stock purchase agreement are summarized below.

Description of Apollo and Bain

    Apollo is a private equity investment partnership with principal offices in Los Angeles, New York and London. Since inception in 1990, Apollo and its affiliated funds have invested over $10 billion of total capital both domestically and internationally, in a wide-variety of industries. By targeting companies with strong management teams, leading market share positions, highly respected products and services, well-recognized brand identities and meaningful growth opportunities, Apollo seeks substantial long-term capital appreciation. Apollo invests in a flexible manner in response to the needs of its strategic partners in both control and influential minority positions. Selected companies in Apollo's current portfolio include: Allied Waste Industries, United Rentals, Berlitz International, Vail Resorts, Sirus Satellite Radio, Inc., Renter's Choice, Pacer International and Wyndham International.

    Bain is an experienced private equity investor whose principals have extensive experience working with companies on a wide range of strategic and operational challenges across many industries. Their investment strategy is to seek to invest in businesses with exceptional management teams and improve the long-term value of those businesses. The firm typically seeks to identify companies with strong strategic positions and significant opportunities for growth. Bain Capital manages more than $12 billion of capital and has invested in more than 120 companies. Examples of prior investments include Staples, Sealy Mattress Co., The Sports Authority, Brookstone and Domino's Pizza.

Board representation

    So long as the Apollo holders and the Bain holders hold 75% of their initial investment, Buhrmann NV will nominate and cause the appointment to Buhrmann NV's Supervisory Board of two people, one proposed by each of the Apollo holders and the Bain holders. If either the group of Apollo holders or the group of Bain holders hold at least 75% of their initial investment and the other group holds an amount of shares that is less than this percentage, Buhrmann NV will nominate and cause the appointment to Buhrmann NV's supervisory board one person proposed by the Apollo holders or the Bain holders. In addition, if neither the Apollo holders nor the Bain holders hold 75% of their initial investment, but together the Apollo holders and the Bain holders hold 50% of their combined initial investment, Buhrmann NV will nominate and cause the appointment to Buhrmann NV's supervisory board one person proposed jointly by the Apollo holders and the Bain holders.

Special covenants

    So long as the Apollo holders or the Bain holders have the right to nominate and cause the appointment to Buhrmann NV's Supervisory Board of at least one person, Buhrmann NV is required to obtain the consent of the holders of a majority of the Preference Shares C, or the Ordinary Shares into which the Preference Shares C are convertible, held by the Apollo holders or the Bain holders before it can take certain actions. These actions include making acquisitions for values over a certain amount, declaring or paying any dividends on Ordinary Shares if the aggregate value of all dividends paid or payable by Buhrmann NV exceed 35% of Buhrmann NV's consolidated net income and, subject to certain exceptions, issuing any equity securities of Buhrmann NV or its subsidiaries.

    If the Apollo holders or the Bain holders fail to give consent to one of these actions during the two years after the date the Preference Shares C are issued, Buhrmann NV has an option to redeem all, but not less than all, of the Preference Shares C, or the Ordinary Shares into which the Preference Shares C are convertible, subject to the following conditions:

  •
  The option must be exercised within a stated period of time following the date on which the proposed action is scheduled to take place;

  •
  The redemption price would result in a 20% annualized internal rate of return for the Preference Shares C if the Preference Shares C had been outstanding for two years.

    If the Apollo holders or the Bain holders fail to give consent to one of these actions after the period two years after the date the Preference Shares C are issued, Buhrmann NV has a similar redemption option for a price that would result in a 20% annualized internal rate of return for the Preference Shares C for the period for which the Preference Shares C were outstanding.

Standstill; lock-up

    In return for being granted the special rights described above, the Apollo holders and the Bain holders have agreed to certain standstill and lock-up provisions. So long as the Apollo holders and the Bain holders own Preference Shares C or Ordinary Shares of Buhrmann NV into which the Preference Shares C are convertible, each of the Apollo holders and the Bain holders has agreed that it will not purchase any additional equity interest in Buhrmann NV. In addition, each of the Apollo holders and the Bain holders cannot sell or transfer, other than to their affiliates or in connection with a change of control transaction, as that term is defined in Buhrmann NV's Articles of Association, its Preference Shares C or its Ordinary Shares of Buhrmann NV into which the Preference Shares C are convertible for 12 months after the Preference Shares C are issued.

Interest of management in certain transactions

    Loans totalling EUR 773 thousand were extended to Members of the Executive Board and Executive Management Group at May 31, 2001. These loans bear interest at a rate of 4% and 5.25%, respectively. No loans have been extended to Members of the Supervisory Board.

ITEM 8:  FINANCIAL INFORMATION

    Our Consolidated Financial Statements dated June 14, 2001 are included in Item 18 of this annual report.

Legal proceedings

Arbitration Buhrmann ISD Groupe S.A. / Ipfo Bail S.A.

    The Buhrmann group, through its wholly owned subsidiary Buhrmann ISD Groupe S.A. (formerly known as VRG Holding France S.A.), is involved as plaintiff in French arbitration proceedings, initiated in 1994 against the French company Ipfo Bail S.A (formerly named Locafrance S.A.). The claim is relating to the acquisition by the Buhrmann group from Ipfo Bail S.A. in 1991 of all of the shares in the capital of the French company Agena S.A., presently named Allium S.A., whose business is the distribution of computer hardware and related supplies and services. This company has been divested by the Buhrmann group as part of the divestment of its Information Systems Division in 2000.

    The claim is based on misrepresentation of the financial position of the company in the closing balance sheet at the time of the acquisition. In the arbitration proceedings the principal claim for all damages as a result of the acquisition amounts to approximately FFR 695 million (EUR 106 million) plus FFR 163 million (EUR 25 million) financing costs, plus interest and costs of the proceeding. Alternatively, Buhrmann claims approximately FFR 275 million (EUR 42 million) plus FFR 100 million (EUR 15 million) financing costs, plus interest and costs of proceedings, on ground of breach of the contractual warranties in respect of the closing balance sheet.

    In 1997 the arbitrators have appointed an independent expert to verify Buhrmann's claim. This involved a time consuming exercise in which all individual balance sheet items have been reviewed and commented on by both parties. The final reports of the expert in relation to these balance sheet items were issued in 2001, giving support to Buhrmann's claim of substantial misstatements in the closing balance sheet.

    However, the arbitrators now need to decide about the legal implications thereof. Hearings are scheduled to take place in July and in the fall of 2001. The decision by the arbitrators is expected to follow no earlier than the end of 2001.

    The decision by the arbitrators is not subject to appeal, and could only be challenged on the basis of the limited grounds provided under French law or the New York Convention.

Regulatory proceedings

    Following the publication of Buhrmann's provisional figures for the first quarter of 2001, the Buhrmann share price on Euronext Amsterdam decreased by over 30%. This prompted an investigation by Euronext Amsterdam as to whether Buhrmann timely disclosed share price sensitive information. At the time of filing of this document, this investigation is pending.

Other

    Buhrmann is involved in various other routine legal and regulatory proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

Dividend Policy

    The dividend policy of Buhrmann is aimed at achieving an average long-term payout rate of around 35% of the net result available to holders of Ordinary Shares. At the shareholder's discretion, this dividend may be paid either fully in cash or in the form of shares.

    The following table sets out, for the years indicated, the dividends in euro declared by Buhrmann in respect of its Ordinary Shares.

Dividend per Financial Year	Share(*)
1997(**)	0.48
1998(**)	0.60
1999	0.60
2000	0.60

(*)
As a result of capital restructuring in 1998, the historic figures per Ordinary Share have been revised downwards by 4.6% up and until August 31, 1998.

(**)
The dividend for 1997 and 1998 was paid in NLG and restated in euro at an exchange rate of 1 Euro =NLG 2.20371.

    The Senior Credit Facility and 12 1/4% Notes contain various restrictions on the ability of Buhrmann to pay dividends. Therefore, Buhrmann's ability to pay dividends is contingent on it meeting certain financial ratios as determined by Buhrmann's earnings, indebtedness and other indicators of Buhrmann's financial condition and results of operations. Dividend payments may be subject to Netherlands statutory withholding taxes.

Significant Changes

    Except as otherwise disclosed in this annual report, there have been no material changes in Buhrmann's financial position since December 31, 2000.

ITEM 9:  THE OFFER AND LISTING

    We have not applied for and do not intend to apply for listing of the 12 1/4% Notes on any securities exchange or for the quotation of the 12 1/4% Notes on any exchange. We believe that certain of the initial purchasers act as market makers for the 12 1/4% Notes. However, they are not obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the 12 1/4% Notes or that an active market for the 12 1/4% Notes will develop. If an active public market for the 12 1/4% Notes does not develop or fails to be maintained, the market price and liquidity of the 12 1/4% Notes may be adversely affected.

ITEM 10:  ADDITIONAL INFORMATION

Articles of Association of Buhrmann NV

    Following is a description of the material provisions of our Articles of Association, as amended June 12, 2001 pertaining to the rights and restrictions applicable to our Ordinary and Preference Shares. This description is only a summary and does not purport to be complete.

General

    Buhrmann was incorporated under Dutch law on January 6, 1875 as a public limited liability company (naamloze vennootschap). The Buhrmann Articles of Association were last amended by a notarial deed dated June 12, 2001. The object of Buhrmann is the participation in, management of, financing of and rendering services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of graphical and office systems, graphical paper, etc. and, generally, the carrying out of such activities which, in the broadest meaning of the word, are connected with the above described objects or are conducive thereto.

    Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021. Buhrmann is subject to the mitigated corporate regime for large companies (verzwakt structuurregime) as set out in Sections 158 through 161 and 164 of Book 2 of the Dutch Civil Code.

Share Capital

    Buhrmann's current authorized share capital amounts to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of EUR 1.20 each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

    On May 31, 2001 the issued share capital was divided into 131,834,993 Ordinary Shares and 53,281,979 Preference Shares A and 37,268 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

Preference Shares A

    As of May 31, 2001, 53,281,893 Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann, against which depository receipts with limited convertibility were issued. The Stichting Administratiekantoor Preferente Aandelen Buhrmann was established under Dutch law in May 1994, and has its registered seat in Maastricht.

    The purpose of the Stichting Administratiekantoor Preferente Aandelen Buhrmann is to acquire and administer Preference Shares A for which it issues depository receipts by way of title and for administrative purposes. The holders of the depository receipts receive all of the economic benefits which attach to ownership of the Preference Shares A and they are authorized to attend and speak at the General Meeting of Shareholders. The depository receipts can be exchanged for Preference Shares in accordance with the provisions of the Articles of Association, subject to certain limitations. The depository receipts are listed on Euronext.

    The Preference Shares A held by the Stichting Administratiekantoor Preferente Aandelen Buhrmann are voted in accordance with the decision of a majority of the board of the Stichting Administratiekantoor Preferente Aandelen Buhrmann.

    Every Preference Share A is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares and the holders of Preference Shares A vote together with the holders of Ordinary Shares as one class.

    The Stichting Administratiekantoor Preferente Aandelen Buhrmann exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, the companies affiliated with Buhrmann in a group and everybody involved with the group as effectively as possible. The board of the Stichting Administratiekantoor Preferente Aandelen Buhrmann comprises five members: two members A, two members B and one member C. The members A are appointed by the board of the Stichting Administratiekantoor Preferente Aandelen Buhrmann. The member C is appointed by the Supervisory Board. The two members B are appointed by the holders of depository receipts representing Preference Shares A. As at December 31, 2000, these members are Messrs. R.A.H. van der Meer and W.O. Wentges. The other members of the Stichting Administratiekantoor Preferente Aandelen Buhrmann are Messrs. A.A. Loudon, L.C. van Wachem and P.C. van den Hoek. The members A and B of the board of the Stichting Administratiekantoor Preferente Aandelen Buhrmann are independent of Buhrmann as required by the Listing Rules of Euronext NV, Amsterdam.

Preference Shares B

    As of May 31, 2001 no Preference Shares B had been issued. A put and call option agreement has been signed between Stichting Preferente Aandelen Buhrmann NV and the Company relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Each Preference Share B is entitled to one vote on all matters to be voted upon generally by the holders of the Ordinary Shares, and the holders of Preference shares B vote together with the holders of Ordinary Shares as one class. The holders of Preference Shares B are entitled to vote separately as a class on any amendment to the Articles of Association that adversely affects the holders of the Preference Shares B. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, so as to exclude, as far as possible, influences which could threaten, among other things, the continuity, independence and identity of Buhrmann. The aim of the Preference Shares B is to provide a protective measure against unfriendly take-over bids. The Board of Stichting Preferente Aandelen Buhrmann comprises: G. van Schaik (Chairman), A.L. Asscher, J.F. van Duyne, Prof. P. Bouw and A.G. Jacobs. Each Board Member is entitled to cast one vote. In the collective opinion of the Executive Board of Buhrmann NV and the Directors of Stichting Preferente Aandelen Buhrmann NV, the conditions laid down with regard to the independence of the Directors of Stichting Preferente Aandelen Buhrmann NV, as referred to in appendix X of the listing rules of Euronext NV, Amsterdam, have been complied with.

Preference Shares C

    An aggregate of 35,000 Preference Shares C were issued to two U.S. venture capital groups, Apollo and Bain, on October 28, 1999, at the occasion of the closing of the acquisition of Corporate Express. Each Preference Shares C has a nominal value of EUR 1.20 per share.

Conversion

    The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The initial conversion rate amounted to EUR 18.1125 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2000 in respect of the financial year 1999, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 17.8125. After the dividend payment for the fiscal year 2000 the conversion rate decreased to EUR 17.5125. The liquidation preference of each Preference Share C is $10,000, plus accrued dividends.

Ranking

    The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of Ordinary and Preference Shares, provided that they rank equal to the Preference Shares A. As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel Ordinary Shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C.

Voting

    Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares, and the holders of Preference Shares C vote together with the holders of Ordinary Shares as one class.

Redemption

    If four years after the Preference Shares C were issued the closing price of the Ordinary Shares is at any time at or above 150% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the "liquidation preference"; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the "liquidation preference"; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the "liquidation preference". The "liquidation preference" for each Preference Share C is $10,000. On the twelfth anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the "liquidation preference". If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the US office products business of Buhrmann, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the liquidation preference.

Global Notes and transfer

    Ordinary Shares may be issued in registered or bearer form. All Ordinary Shares issued in bearer form are represented by one single share certificate ("the Global Note"). The Global Note has an appendix which states the number of shares represented by the Global Note. This appendix forms an inseparable part of the Global Note. Changes to the number of outstanding bearer shares will be recorded on the appendix to the Global Note by Necigef, which is authorized to do so by the Company. The Global Note is deposited with Necigef for safe custody and may be traded on Euronext Amsterdam. The Global Note is transferable through the book-entry transaction system of the Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V. (NECIGEF). Ordinary Shares in bearer form may be converted into Ordinary Shares in registered form, and vice versa. No Global Note shall be issued for Ordinary Shares in registered form. Entries shall be made in the shareholders' register of the names and addresses of all holders of registered shares. Such register must also include the number of shares held by each shareholder. The transfer of registered shares held by each registered shareholder requires a deed of transfer, signed by the transferor and signed or otherwise accepted by the transferee and, if Buhrmann is not a party to the transfer, a written acknowledgement by Buhrmann or service of the deed of transfer on Buhrmann. No approvals are required for a transfer of Ordinary Shares.

Issue of Shares; Pre-emptive rights

    The authority to issue Ordinary Shares and Preference Shares B has partly been delegated by the general meeting of shareholders to the Executive Board pursuant to a resolution dated April 18, 2001. The Executive Board is generally authorized to issue Ordinary Shares up to a maximum of 30% of the issued share capital in the form of Ordinary Shares, and up to a maximum of 10% of the issued share capital in the form of Ordinary Shares in the event of an issue for reasons other than a merger or an acquisition. The Executive Board is authorized to issue Preference Shares B up to a maximum of 100% of the issued share capital in the form of Ordinary Shares, Preference Shares A and Preference Shares C. For these purposes, issuances of Ordinary Shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue Ordinary Shares and Preference Shares B will terminate on October 17, 2002 unless extended by a resolution of the general meeting of shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue Ordinary Shares and/or Preference Shares B.

    Except for (i) issuances of Ordinary Shares in exchange for non-cash consideration or (ii) issuances to employees of Buhrmann or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Buhrmann, Buhrmann shareholders have pro rata pre-emptive rights to subscribe to new issuances of Ordinary Shares. These pre-emptive rights may, subject to the prior approval of the supervisory board, be restricted or excluded by the corporate body that is authorized to issue shares.

    At the annual general meeting of shareholders of Buhrmann on April 18, 2001, the Executive Board was authorized to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire Ordinary Shares up to October 17, 2002, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

Voting rights

    Annual general meetings of shareholders are held within six months of the end of the financial year, for the purpose of, among other things, adopting the annual accounts. Extraordinary general meetings of shareholders may be convened by the Executive Board or the Supervisory Board. General meetings of shareholders are held in Amsterdam. Each shareholder is entitled to attend a general meeting of shareholders in person or be represented by written proxy, address the meeting and exercise voting rights with due observance of the provisions of the Articles of Association. Each share in Buhrmann's capital is entitled to one vote. Unless the Articles of Association or mandatory law provides otherwise, all shareholders' resolutions require an absolute majority of the votes. Meetings of holders of a separate class of shares will be convened by the Executive Board or the Supervisory Board, as frequently as necessary.

Restriction on Non-Dutch Shareholders' Rights

    Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

Disclosure of shareholder ownership

    Dutch law requires public disclosure to a supervising government agency and the company involved with respect to the ownership of listed shares when the following thresholds are passed: 5%, 10%, 25%, 50% and 66 2/3%.

Annual accounts and discharge

    Within five months following the end of each financial year, the Executive Board must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances for up to six months. The annual accounts and annual report must, within the same period, be submitted to the Supervisory Board, which will present a report to the general meeting of shareholders. The annual accounts and the annual report will be available to shareholders from the date of the notice convening Buhrmann's annual general meeting of shareholders. The annual accounts must be adopted by the general meeting of shareholders. After distribution of dividends in respect of the Preference Shares and subject to prior approval of the Supervisory Board, the Executive Board may determine which part of the profits shall be reserved.

    The general meeting of shareholders may discharge the members of the Executive Board and of the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. Such discharge is subject to mandatory provisions of Dutch law, including those relating to liability of members of the supervisory boards and management boards upon bankruptcy of a company. Moreover, this discharge does not extend to actions or omissions not disclosed in or apparent from the adopted annual accounts if these actions or omissions were concealed by the director concerned, while the discharging shareholders could not have known about these actions or omissions.

Dividends

    The proposed dividend for a financial year must be approved by the annual general meeting of shareholders, which is typically held in April or May of the following financial years. The dividend is paid after this meeting. Dividend payments are allowed only to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year before any dividend will be paid to any other class of shares. The annual dividend on the Preference Shares C is equal to 5.5% of the liquidation preference of such shares (which is $10,000), subject to adjustment under certain circumstances as set forth in the Articles of Association. The annual dividend on the Preference Shares C for each year up to and including 2002 will be distributed in the form of additional Preference Shares C. The annual dividend on the Preference Shares C for any financial year after 2002 may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

    The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending December 31, 2001 the dividend is equal to EUR 0.26773 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is EUR 3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years.

    From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus a maximum of three percentage points. In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years.

    The Executive Board determines—subject to the approval of the Supervisory Board—which part of the profit remaining after payment of the dividends on the Preference Shares will be allocated to the reserves. Any part of the profit remaining thereafter shall be paid as a dividend on the Ordinary Shares. The Executive Board may decide to pay an interim dividend. The decision is subject to the approval of the Supervisory Board.

    The amount of dividends, if any, paid to the holders of the Ordinary Shares will be determined in accordance with the Articles of Association as described above, and in light of existing conditions, including earnings, financial conditions and requirements and other relevant factors.

Capital reduction

    Upon the proposal of the Executive Board and subject to the approval of the Supervisory Board, the general meeting of shareholders may resolve to reduce Buhrmann's issued share capital by cancellation of shares or by reducing the nominal value of the shares through amendment of the Articles of Association, subject to certain statutory provisions and the provisions of the Articles of Association.

Amendment of the Articles of Association and dissolution

    Pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board, the general meeting of shareholders may amend the Articles of Association or dissolve Buhrmann. Any amendment to the Articles of Association that adversely affects the holders of the Preference Shares C is subject to prior approval of the general meeting of the holders of Preference Shares C, which approval must be granted with a majority of 90% of the votes cast.

Material Contracts

    On July 13, 1999, Buhrmann NV and North Acquisition Corporation entered into an Agreement and Plan of Merger with Corporate Express, Inc. which provided for North Acquisition Corporation to be merged with and into Corporate Express, Inc. The Agreement and Plan of Merger provided for aggregate consideration for all of the capital stock of Corporate Express, Inc. of approximately $2.3 billion including estimated assumed debt of $1.2 billion.

    Concurrently with the closing of the merger with Corporate Express, Buhrmann NV entered into the Senior Credit Facility with a syndicate of financial institutions for which Bankers Trust Company acts as administrative agent, Paribas acted as syndication agent, ABN AMRO Bank N.V. acted as documentation agent and Deutsche Bank Securities Inc. acted as lead arranger and sole book manager. The material terms of the Senior Credit Facility and the security arrangements in connection with the Senior Credit Facility are described in Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Financing Activities".

    In connection with the merger with Corporate Express, we issued our 12 1/4% Notes pursuant to a Purchase Agreement dated October 29, 1999 with Deutsche Bank Securities, Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers. The Purchase Agreement contained customary representations, warranties, covenants and indemnities. The initial purchasers also received certain registration rights pursuant to a Registration Rights Agreement dated October 29, 1999. The 12 1/4% Notes are subject to an Indenture dated as of October 29, 1999. The Indenture contains certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur indebtedness, pay dividends, make capital expenditures or other investments, dispose of assets, grant liens or engage in certain other activities.

    On September 3, 1999, Apollo and Bain and certain of their affiliates executed a stock purchase agreement whereby they committed to purchase 35,000 of Buhrmann NV's Preference Shares C for an aggregate purchase price of $350 million. See Item 7 "Major Shareholders and Related Party Transactions" for a description of the stock purchase agreement.

    In connection with an offering of its Ordinary Shares and in connection with an offering of the shares of Sappi Limited, Buhrmann entered into an Underwriting Agreement dated November 15, 1999 with Deutsche Bank AG London and the other managers listed therein and an Underwriting Agreement dated November 15, 1999 with Sappi Limited, Morgan Stanley & Co. International Limited and the other underwriters listed therein. Each Underwriting Agreement includes representations, covenants and indemnities customary in transactions of this type.

    On March 5, 2001, Corporate Express and its subsidiary, Atlantic Acquisition Corporation, entered into an asset purchase agreement with its U.S. Office Products Company and certain subsidiaries of USOP, pursuant to which Atlantic Acquisition Corporation agreed to purchase substantially all of the assets relating to USOP's North American office products business for a purchase price of $250 million plus the assumption of certain liabilities relating to the purchased business. The agreement provided for the possible adjustment of the purchase price prior to closing. USOP and the other sellers gave representations and warranties customary in an acquisition, including with respect to organization, authorization, no conflicts, title to assets, financial statements, contracts, intellectual property, employees, accounts receivable and inventory, and agreed to indemnify the purchaser for losses due to breaches of the representations and warranties or the liabilities or assets retained by the sellers. The acquisition was completed on May 14, 2001 and the purchase price was reduced to $172 million.

Exchange Controls

    There are currently no limitations, either under the laws of The Netherlands or in the Articles of Association of Buhrmann NV, on the rights of non-residents to hold or vote Ordinary Shares. Cash distributions, if any, payable in guilders or euros on Ordinary Shares may be officially transferred from The Netherlands and converted into any other currency without Dutch legal restrictions. However, for statistical purposes, any such payments and transactions which exceed NLG 25,000, or the equivalent in euros, must be reported to the Dutch Central Bank. In addition, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of The Netherlands, implementing resolutions of the Security Council of the United Nations or regulations of the European Union.

Taxation

    The information set out below is only a summary of certain material US tax consequences of an investment in Buhrmann's 12 1/4% Notes, American Depositary Shares and Ordinary Shares.

    US taxation may change from time to time. Investors should consult their professional advisors as to the tax consequences of an investment in the 12 1/4% Notes, American Depositary Shares and Ordinary Shares, including the effect of tax laws of any other jurisdiction.

US Federal Income Taxation

    The following discussion describes the material US federal income tax considerations of an investment in the 12 1/4% Notes, American Depositary Shares or Ordinary Shares. For purposes of this discussion, a "US Holder" means a beneficial owner of a 12 1/4% Note, American Depositary Share or Ordinary Share that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for US tax purposes, created or organized in or under the laws of the United States any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source, or (iv) a trust the administration over which a US court can exercise primary supervision and for which one or more US persons have the authority to control all substantial decisions. If a partnership holds 12 1/4% Notes, American Depositary Shares or Ordinary Shares, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding 12 1/4% Notes, American Depositary Shares or Ordinary Shares should consult their own tax advisors. Except as otherwise provided, the discussion below deals only with US Holders who hold the 12 1/4% Notes, American Depositary Shares or Ordinary Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

    This discussion also does not deal with persons who may be subject to special treatment under the US tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, broker-dealers, corporations that own (or are deemed to own) 10% or more (by vote and value) of the stock of Buhrmann NV, persons that will hold a Note, American Depositary Share or Ordinary Share through a partnership or other pass-through entity, an entity (and the beneficial owners thereof) that is a "conduit entity" holding a 12 1/4% Note, American Depositary Share or Ordinary Share as part of a "conduit financing arrangement" within the meaning of the Treasury Regulations promulgated under the authority of Section 7701(l) of the Code, persons whose "functional currency" is not the US dollar, individuals who are subject to Section 877 of the Code and persons that will hold a 12 1/4% Note, American Depositary Share or Ordinary Share as a position in a "straddle," "hedge," "constructive sale transaction" or "conversion transaction". This summary also does not discuss tax consequences under state, local or foreign tax laws.

    This summary is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein. This discussion is not binding on the IRS or the courts. No ruling has been sought or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the 12 1/4% Notes, American Depositary Shares or Ordinary Shares or that any such position would not be sustained. Investors in 12 1/4% Notes, American Depositary Shares or Ordinary Shares should consult their own tax advisors with regard to the application of the US federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

12 1/4% Notes

    Payments of interest.  A US Holder will be required to report interest on a 12 1/4% Note as ordinary interest income for US federal income tax purposes at the time it accrues or is received in accordance with such holder's regular method of tax accounting.

    Should a default occur and a payment of interest or penalty be required from a foreign guarantor and foreign taxes must be withheld by such guarantor or paid by the US Holder with respect to such payment of interest or penalty, the foreign guarantor would, with certain exceptions, be liable for the payment of additional amounts so that the US Holder would receive the same amounts payable had no such withholding taxes been imposed (additional amounts). If additional amounts are paid due to the imposition of foreign withholding taxes, the US Holder will be treated as having actually received the amount of foreign taxes withheld by the foreign Guarantor with respect to a 12 1/4% Note, and as then having paid over such withheld taxes to the foreign taxing authorities. As a result, the amount of interest income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of interest may be greater than the amount of cash actually received by the US Holder with respect to such payment. Subject to certain limitations, a US Holder would generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for the foreign withholding taxes withheld by the foreign guarantor and paid over to the foreign taxing authorities or for any taxes paid directly to the foreign taxing authorities.

    Market discount.  If a US Holder purchases, subsequent to its original issuance, a 12 1/4% Note for an amount that is less than its principal amount, the amount of the difference generally will be treated as "market discount," unless such difference is less than a specified de minimis amount. Under the market discount rules generally, a US Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a 12 1/4% Note as ordinary income to the extent of the accrued market discount that has not previously been included in income. In addition, a US Holder may be required to defer, until the maturity date of the 12 1/4% Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note. Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the US Holder elects to accrue under a constant yield method. A US Holder may elect to include market discount in income currently as it accrues (under either the ratable or constant yield method), in which case, the rule described above regarding deferral of interest deductions will not apply. This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Other rules may apply if a US Holder has made an election to treat all interest received on the 12 1/4% Notes under the constant yield method.

    Bond premium.  If a US Holder purchases a 12 1/4% Note for an amount that exceeds the sum of all amounts payable on the instrument after the purchase date (other than stated interest), the 12 1/4% Note has "bond premium." A US Holder may elect to amortize such bond premium over the remaining term of such 12 1/4% Note (or if it results in a smaller amount of amortizable bond premium, until an earlier call date) using a constant yield method. If bond premium is amortized, the amount of interest that must be included in the US Holder's income for each period ending on an interest payment date or at the stated maturity, as the case may be, will be reduced by the portion of premium allocable to such period based on the 12 1/4% Note's yield to maturity. If such an election to amortize bond premium is not made, a US Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such US Holder's gain or loss upon the sale or other disposition or payment of the principal amount of the 12 1/4% Note. An election to amortize premium will apply to amortizable bond premium on all obligations, the interest on which is includable in the US Holder's gross income, acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

    Sale, exchange and retirement of 12 1/4% Notes.  Upon the sale, exchange or retirement of a 12 1/4% Note, a US Holder will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and the US Holder's adjusted tax basis in the 12 1/4% Note. A US Holder's adjusted tax basis in a 12 1/4% Note will, in general, equal the holder's purchase price for the

12 1/4% Note increased by amounts includable in income as market discount (if the US Holder elects to include market discount on a current basis) and reduced by any bond premium amortized by such US Holder. The amount realized by a US Holder will equal the amount received. Gain or loss recognized by a US Holder on the sale, exchange or retirement of a 12 1/4% Note will be capital gain or loss (except to the extent described above under "—Market discount" or attributable to accrued but unpaid interest) and generally will be long-term if held more than one year. Generally, for US Holders who are individuals, long-term gain will be subject to tax at a preferential rate. The distinction between capital gain or loss and ordinary income or loss is also important in other contexts, for example, for purposes of the limitations on a US Holder's ability to offset capital losses against ordinary income.

    Payments by foreign guarantors.  Should a default occur and a payment of interest or penalty be required from Buhrmann NV, Buhrmann International BV or another guarantor that is a Netherlands corporation or from Buhrmann Europcenter NV, no Netherlands (or Belgian in the case of Buhrmann Europcenter NV) withholding tax would be due on such payment to a US Holder. Withholding tax may be due to a foreign country with respect to any such payment by any other foreign guarantor.

American Depositary Shares and Ordinary Shares

    This section is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

    Ownership of American Depositary Shares in General.  A beneficial owner of American Depositary Shares will be treated as the beneficial owner of the Ordinary Shares represented by such American Depositary Shares for US federal income tax purposes.

    Dividends on American Depositary Shares or Ordinary Shares.  The gross amount of any distribution by Buhrmann NV of cash or property (other than certain distributions, if any, of Ordinary Shares distributed pro rata to all shareholders of Buhrmann NV) with respect to American Depositary Shares or Ordinary Shares will be includable in income by a US Holder as dividend income at the time of receipt, which, for a holder of American Depositary Shares, generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of Buhrmann NV as determined under US federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by Buhrmann NV exceeds Buhrmann NV's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted tax basis in the American Depositary Shares or Ordinary Shares and thereafter as capital gain. Notwithstanding the foregoing, Buhrmann NV does not intend to maintain calculations of earnings and profits as determined under US federal income tax principles.

    Includable distributions paid in Dutch guilders, including any Dutch withholding taxes, will be included in the gross income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the Dutch guilders are converted into US dollars at that time. If Dutch guilders are converted into US dollars on the date of receipt, a US holder generally should not be required to recognize any foreign exchange gain or loss.

    Sale or Exchange of American Depositary Shares or Ordinary Shares.  A US Holder generally will recognize gain or loss on the sale or exchange of American Depositary Shares or Ordinary Shares equal to the difference between the amount realized on such sale or exchange and the US Holder's adjusted tax basis in the American Depositary Shares or Ordinary Shares. Gain or loss recognized by a US Holder on the sale or exchange of an American Depositary Share or Ordinary Share generally will be capital gain or loss and generally will be long-term if held more than 1 year. Generally, for US

Holders who are individuals, long-term gain will be subject to tax at a preferential rate. The distinction between capital gain or loss and ordinary income or loss is also important in other contexts; for example, for purposes of the limitations on a US Holder's ability to offset capital losses against ordinary income.

    Foreign Tax Credit Considerations.  For purposes of the US foreign tax credit limitations, dividends on the American Depositary Shares or Ordinary Shares will be foreign source income and will generally be "passive income" (or "financial services income" in the hands of certain persons engaged in financial businesses). In general, for foreign tax credit limitation purposes, gain or loss realized upon sale or exchange of the American Depositary Shares or Ordinary Shares by a US Holder will be US source income or loss, as the case may be. Subject to certain complex limitations, including holding period requirements, a US Holder will generally be entitled to a credit against its US federal income tax liability or a deduction in computing its US federal taxable income in respect of any Dutch taxes withheld by Buhrmann NV.

    US Holders should consult their tax advisors as to the consequences of Dutch withholding taxes and the availability of a foreign tax credit or deduction.

    Passive Foreign Investment Company Considerations.  The Code provides special anti-deferral rules regarding certain distributions received by United States persons with respect to, and sales and other dispositions, including pledges, of stock of, a "passive foreign investment company" ("PFIC"). A foreign corporation, such as Buhrmann NV, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%. Buhrmann NV believes that it was not a PFIC for the taxable year ended December 31, 2000 and, furthermore, expect to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future.

Information reporting requirements and backup withholding tax

    A US Holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 31% (reduced to 30.5% for payments after August 6, 2001 and subject to phased-in rate reductions until the rate equals 28% for payments in 2006 and thereafter) on, and to information reporting requirements with respect to, payments of principal or interest on, and to proceeds from the sale, exchange or retirement of, 12 1/4% Notes and with respect to dividends on, and to proceeds from the sale or exchange of, American Depositary Shares or Ordinary Shares. In general, if a non-corporate US Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a US Holder's regular US federal income tax liability or refunded by the IRS where applicable.

Netherlands taxation for Non-Resident Holders of Ordinary Shares

    This paragraph "Netherlands taxation Non-Residents Holders of Ordinary Shares" describes certain Dutch tax consequences for Non-Residents who are holders of Ordinary Shares.

Income tax and Corporate income tax

    A Non-Resident will not be subject to any Dutch taxes on income or capital gains in respect of Distributions (other than the withholding tax described below), or any Dutch taxes in respect of gains realized on the disposal of Shares, unless:

  •
  those Ordinary Shares form part of a Substantial Interest in Buhrmann that does not form part of the assets of an enterprise, or

  •
  Non-Resident derives a share of the profit of an enterprise, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth of such enterprise without being a shareholder, which enterprise is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands, and the Ordinary Shares are attributable to that enterprise or part of that enterprise, as the case may be, provided that the benefits are not exempt under the participation exemption (as laid down in the Dutch Corporate Income Tax Act 1969).

Withholding tax

    Distributions made by Buhrmann to Non-Residents are generally subject to a withholding tax imposed by The Netherlands at a rate of 25%. A Non-Resident who is entitled to the benefits of double taxation convention between The Netherlands and his country of residence, may be eligible for a full or partial relief from the Dutch dividend withholding tax. It is expected new legislation will come into force in the course of 2001, pursuant to which withholding tax will only be creditable or refundable to the beneficial owner of a Distribution. A recipient of a Distribution will in any case not be recognised as the beneficial owner thereof if:

  •
  the recipient has acquired the Ordinary Shareswithin ten days prior to the day on which the Distribution is resolved; or

  •
  recipient disposes of the Ordinary Shareswithin a period of three months after acquiring them.

    These rules will not be enforced yet, giving the financial sector some time to regulate itself to prevent "dividend strippings". The Dutch Under-secretary for Finance has indicated that the ten days/three months test can also be applied to deny relief from Dutch dividend withholding tax under double taxation conventions.

    If a Non-Resident is resident in The Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double taxation convention with The Netherlands, the provisions of which are effective, and holds Ordinary Shares, Buhrmann may apply, under certain conditions, a reduced rate of dividend tax to a Distribution to that Non-Resident.

Gift and inheritance taxes

    A person who acquires Ordinary Shares as a gift from, or upon the death of, a Non-Resident generally is not subject to Dutch gift or inheritance tax. Dutch gift or inheritance tax will apply, however, if:

  •
  the Ordinary Shares are or were attributable to an enterprise or part of an enterprise that the Non-Resident Shareholder carried on through a permanent establishment or a permanent representative in The Netherlands at the time of the gift or the death of the Non-Resident Shareholder; or

  •
  the Non-Resident Shareholder becomes a resident or deemed resident of The Netherlands, and dies as a resident or deemed resident of The Netherlands within 180 days after the date of the gift of the Ordinary Shares.

    If the donor or the deceased is an individual who holds the Dutch nationality, he will be deemed to be resident in The Netherlands for purposes of Dutch gift and inheritance taxes if he has been resident in The Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold the Dutch nationality, he will be deemed to be resident in The Netherlands for purposes of Dutch gift tax if he has been resident in The Netherlands at any time during the twelve months preceding the date of the gift.

Other taxes and duties

    No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in The Netherlands by shareholders in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Ordinary Shares.

Documents on Display

    Copies of the annual reports on Form 20-F of Buhrmann N.V. and documents referred to within this Form 20-F are available for inspection upon request at the Buhrmann Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands (tel. +31-20-651 11 11) and the SEC's public reference room located at 450 Fifth Street, NW, Washington DC, 20549.

ITEM 11:  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    Buhrmann is exposed to market risks including adverse changes in interest rates and currency exchange rates. Buhrmann's financial policy is designed to safeguard the Company's liquidity and to restrict the impact of interest and currency movements on results.

    The aim is to achieve a healthy capital structure, which enables Buhrmann to achieve its strategic objectives. The degree of flexibility of the capital structure, the financing of working capital fluctuations and costs of financing are factors taken into consideration.

    With respect to the level of debt financing, Buhrmann focuses on the relationship ('the leverage') between borrowings and total Company value (market capitalization of shareholders' equity plus borrowed capital) and projected interest cover on a cash basis (EBITDA/interest on cash basis). The objective is to restrict average leverage to a maximum of 50% and interest coverage to a minimum of 3. In addition, consideration is given to the development of capital ratios of which total debt over EBITDA is the most relevant.

    The higher the relative debt position, the larger the proportion of borrowed capital financed from long-term debt. The current composition of debt has an average maturity of approximately 6 years.

    External interest-bearing debt is divided among the main currencies (USD, EUR and GBP) on the basis of anticipated operating profit before depreciation and amortization of goodwill (EBITDA).

    The operations of subsidiaries are in first instance financed through debt denominated in local currencies. In general, the remaining translation risk in these subsidiaries is not covered. This is based on the assumption that the investments in subsidiaries are long-term investments.

    Buhrmann Europcenter NV, a subsidiary of Buhrmann NV, performs a significant part of all hedging activities. Derivative financial instruments are used to hedge financial exposures. These instruments are not used for speculative purposes.

    For cash, accounts receivable, other short-term assets, accounts payable, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities. The fair values of Buhrmann's fixed rate loans have been estimated based on applicable market interest rates available to Buhrmann for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value. The fair values of other financial instruments have been estimated based on applicable market prices for similar instruments for remaining maturities.

    Buhrmann's loans and borrowings as of December 31, 2000 are included in the table below. This table provides information about the cash flows, fair value, weighted average interest rate, maturity and contract terms of Buhrmann's debt which includes both variable and fixed rate debt. Foreign currencies have been translated at the applicable euro rates at December 31, 2000.

	2001	2002	2003	2004	>2005	Total	Fair Value
	(in millions of euro)
Fixed rate debt:
12 1/4% Notes	0	0	0	0	376	376	376
Interest rate	—	—	—	—	12.25%	—
Capital leases	0	0	0	0	2	2	2
Interest rate	—	—	—	—	—	—
Senior term loan	76	0	0	0	4	80	80
Interest rate	7.02%	—	—	—	4.90%	—
Total fixed rate debt	76	0	0	0	382	459	458
Variable rate debt:
Commercial Paper	240	0	0	0	0	240
Capital leases	0	0	0	0	6	6
Senior term loan	35	29	151	188	1,012	1,413
Overdrafts + Others	55	7	7	8	13	90
Total debt	404	36	158	196	1,413	2,208

Interest rate risks

    Buhrmann strives to keep the interest burden as low as possible and to reduce the effect of interest rate fluctuations. The interest bearing debt, after taking into account the effect of interest rate swaps, was approximately 82% fixed at year-end.

    To minimize interest charges, interest rate swaps are used to adjust the fixed rate or variable-rate character of financing arrangements to match the desired profile. These swaps are mainly related to long-term financing arrangements. Amounts received under interest rate swaps are matched with payments under the loan agreements.

    As of December 31, 2000 Buhrmann had interest rate swaps outstanding. The currencies, volumes, maturities, average coupons and fair market values are summarized in the table below.

Buhrmann's Interest Rate Swap contracts at December 31, 2000 (in millions of euro)

IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR
Maturity	Notional amount	Average interest Rate in %	Fair value
<2 years	150	4.41	1
<3 years	150	4.47	1
<4 years	150	4.80	0
Subtotal	450		2
IRS in DEM; Buhrmann pays 3 month LIBOR and receives fixed
Maturity	Notional amount	Average interest rate in %	Fair value
<1 year	15	8.73	1
IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR
Maturity	Notional amount	Average interest rate in %	Fair value
<2 years	242	6.47	(3)
<3 years	242	6.54	(4)
<4 years	242	6.59	(6)
<5 years	107	6.54	(3)
Subtotal	833		(16)
Total	1,298		(13)

Currency rate risks

    Buhrmann's operations are conducted by entities in many countries and, accordingly, Buhrmann's results of operations are subject to currency translation risk and currency transaction risk. Currency instruments are used to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies.

    Currency transaction risk is reduced by matching sales revenue and costs in the same currency. Currency hedging with derivatives is generally used by businesses to protect against foreign currency risk. Given the volatility of currency exchange rates, there can be no assurance that Buhrmann will be able to effectively manage its currency transaction risks or that any volatility in currency exchanges rates will not have a material adverse effect on Buhrmann's financial conditions or results of operations. Currency forward contracts with terms of up to one year are used to cover exchange rate risks resulting from business activities.

    Buhrmann generally attempts to cover a portion of its currency translation risk by financing its operations in subsidiaries through debt denominated in local currencies. The remaining translation risk in general is not covered. However this risk is monitored and reviewed periodically and if this risk is deemed to be too high, we will consider hedges against this risk wherever possible. The economic currency risk is limited, as operating companies generally operate on local markets with local competitors.

    The following table gives details of Buhrmann's forward foreign exchange and currency swap contracts at December 31, 2000 (in millions of euro):

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Fair value
sell EUR/buy USD	<1 year	0.90169	191	(6)
sell GBP/buy EUR	<1 year	0.61229	129	2
sell USD/buy EUR	<1 year	0.89414	93	4
sell GBP/buy USD	<1 year	1.42300	134	6
sell EUR/buy GBP	<1 year	0.62374	32	0
sell EUR/buy CHF	<1 year	1.51600	1	0
sell ZAR/buy NLG*	<1 year	0.2415	37	(10)
sell SEK/buy EUR	<1 year	8.64672	43	1
Total			660	(3)

*
The shares in Sappi that were held by Buhrmann were denominated in South African rand. 50% of this investment was hedged under a currency forward contract that was entered into on December 3, 1998. The contract was reduced in 1999 with the sale of approximately 70% of our interest in Sappi. This contract was terminated in February 2001 with the sale of the remaining interest in Sappi.

    To safeguard the value of our interest in Sappi, a 'zero cost collar' was taken out on the stock exchange index in South Africa in 1999. The amount of this transaction has in the intervening period been substantially reduced in 1999 as a consequence of the sale of a large proportion of this stake.

    The fair value of this collar at December 31, 2000 is negative EUR 15 million. In February 2001 the collar was sold with the sale of the remaining shares in Sappi. Note 31 to the Consolidated Financial Statements provides information on the market value of the interest in Sappi.

ITEM 12:  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

    Not applicable

ITEM 13:  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    Not applicable

ITEM 14:  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    Not applicable

ITEM 15:  RESERVED

    Not applicable

ITEM 16:  RESERVED

    Not applicable

ITEM 17:  FINANCIAL STATEMENTS

    Not applicable

ITEM 18:  FINANCIAL STATEMENTS

    The Consolidated Financial Statements are incorporated by reference herein.

ITEM 19:  EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Association of Buhrmann NV, as amended, dated June 12, 2001.
*4.1
Indenture dated as of October 29, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee (including form of note).
*4.2
First Supplemental Indenture dated as of January 31, 2000 for the 12 1/4% Senior Subordinated Notes due 2009 by and among the Additional Guarantors, the Guarantors under the Indenture, Buhrmann US Inc. and the Bank of New York, as Trustee.
*4.3
Registration Rights Agreement dated October 29, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc, Buhrmann NV and the other guarantors listed therein and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.
*4.4	Guarantee of the 12 1/4% Senior Subordinated Notes due 2009 dated October 29, 1999 among the German Guarantors listed therein.
**4.5
Asset Purchase Agreement, dated March 5, 2001, by and among Corporate Express Office Products, Inc., Atlantic Acquisition Corporation, U.S. Office Products Company and various USOP subsidiaries (incorporated by reference to Exhibit 99 filed with U.S. Office Product's Current Report on Form 8-K dated March 12, 2001, File No. 000-25372).
8.1	List of Major Subsidiaries of Buhrmann NV.
*10.1
Agreement and Plan of Merger, dated July 13, 1999 among Buhrmann NV, North Acquisition Corporation and Corporate Express, Inc. (incorporated by reference to Exhibit 99.2 filed with Corporate Express' Current Report on Form 8-K dated July 13, 1999).
*10.2
First Amendment to Agreement and Plan of Merger, dated as of September 24, 1999 among Buhrmann NV, North Acquisition Corporation and Corporate Express, Inc. (incorporated by reference to Exhibit 99.2 filed with Corporate Express' Current Report on Form 8-K dated October 1, 1999).
*10.3	Stock Purchase Agreement, dated as of September 3, 1999 by and between Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.
*10.4	Amendment No. 1 to Stock Purchase Agreement, dated October 26, 1999 among Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.
*10.5
Purchase Agreement dated October 26, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 by and among Buhrmann NV, Buhrmann US Inc. and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.
*10.6
Credit Agreement, dated October 26, 1999 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
10.7
First Amendment to Credit Agreement, dated August 4, 2000, by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
10.8
Second Amendment to Credit Agreement, dated January 26, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
*10.9	Guaranty dated as of October 26, 1999 made by each of the guarantors party thereto.
*10.10
Pledge Agreement dated as of October 26, 1999 made by each of the pledgors party thereto to Bankers Trust Company, as Collateral Agent for the benefit of the secured creditors under the senior credit facility for the benefit of the secured creditors under the senior credit facility.
*10.11	Security Agreement dated as of October 26, 1999 among Buhrmann NV, Buhrmann US Inc., certain subsidiaries and affiliates of Buhrmann US Inc. and Bankers Trust Company as Collateral Agent.
*10.12
Underwriting Agreement dated November 15, 1999 by Buhrmann BV and Deutsche Bank AG London and the other managers listed therein offering 19,047,620 Ordinary Shares with a nominal value of NLG 2.50 per share.
**10.13
Underwriting Agreement dated November 15, 1999 between Sappi Limited and Buhrmann International B.V., Morgan Stanley & Co. International Limited and the other underwriters listed therein (incorporated by reference to Exhibit 1.1 filed with Sappi Limited's Amendment No. 2 to Form F-1 dated November 12 1999, File No. 333-11006).
*10.14	Master Agreement dated March 1, 1994 between Heidelberger Druckmaschinen Aktiengesellschaft (Heidelberg) and NV Koninklijke KNP BT (KNP BT).
**10.15
Share Purchase Agreement dated May 11, 1998 between N.V. Koninklijke KNP BT, KNP Nederland B.V., Gelderland Tielens Papierfabrieken B.V., KNP BT Beteiligungen Deutschland GmbH, KNP BEL 7 B.V., KNP BEL 9 B.V., KNP BT UK Ltd., KNP BT International B.V., KNP BT France S.A., Explotatiemaatschappij BHK B.V., Bitupa B.V., Gerhard Loeber B.V., Papiermaatschappij Amsterdam-West B.V. as vendors and Packaging International B.V as purchaser. Portions of this Agreement are subject to a request for confidential treatment (incorporated by reference to Exhibit 10.6 filed with Kappa Beheer B.V.'s Amendment No. 1 to Registration Statement on Form F-4 dated December 3, 1999, File No. 333-11044).

*
Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4 dated March 31, 2000, File No. 333-11768.

**
Incorporated by reference as described above.

SIGNATURES

    Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUHRMANN NV
By: /s/ FRANS H.J. KOFFRIE Name: Frans H.J. Koffrie Title: Chief Executive Officer
By: /s/ FLORIS F. WALLER Name: Floris F. Waller Title: Chief Financial Officer
Dated: June 26, 2001

ITEM 18: FINANCIAL STATEMENTS

    The following Consolidated Financial Statements, together with the report of PriceWaterhouseCoopers, independent accountants, are filed as part of this annual report:

    The listed financial statements contain the financial position, results of operations and cash flow for the consolidated and combined entities that include the non guarantor subsidiaries as well as the issuer and its guarantors. See Note 34 for the financial position, results of operations and cash flows of the issuer and its guarantors.

REPORT OF INDEPENDENT ACCOUNTANTS

     To the Board of Directors and to the Shareholders of Buhrmann N.V.

    In our opinion the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, of Cash Flows and of Changes in Group Equity present fairly, in all material respects, the financial position of Buhrmann N.V. as at December 31, 2000 and 1999 and the results of its operations and cash flows for the years ended December 31, 2000, 1999 and 1998 in conformity with accounting principles generally accepted in the Netherlands. These Consolidated Financial Statements are the responsibility of the Company's management; our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Netherlands and the United States of America which require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2000, 1999 and 1998 and the determination of consolidated group equity at December 31, 2000 and 1999, respectively to the extent summarized in Note 31 to the Consolidated Financial Statements.

PricewaterhouseCoopers N.V.
Amsterdam, June 14, 2001

Buhrmann N.V.

Consolidated Statements of Income
for the years ended December 31, 2000, 1999 and 1998

	2000	1999	1998
	(In millions of euro)
Net sales	9,603	5,283	4,281
Cost of goods sold	(7,004)	(3,949)	(3,222)
Other cost of sales	(258)	(145)	(121)

	(7,262)	(4,094)	(3,343)
Added value	2,341	1,189	938
Labor costs	(1,246)	(657)	(522)
Other operating costs	(436)	(267)	(225)
Depreciation and amortization	(168)	(65)	(42)

Operating costs	(1,850)	(989)	(789)
Operating result	491	200	149
Net financing costs	(221)	(46)	(19)

Income from operations before taxes	270	154	130
Taxes	(55)	(31)	(23)
Other financial results	5	12	5
Minority interests	(9)	(1)	(6)

Income from continuing operations before extraordinary items	211	134	106
Discontinued operations (Note 27):
Income from discontinued operations (less income tax loss of EUR 1 million in 1999 and EUR 14 million in 1998)	—	3	39
Result on disposal of discontinued operations (less income tax loss of EUR 6 million in 1999 and EUR 42 million in 1998)	(3)	(119)	544
Extraordinary result from discontinued operations (no income tax)	—	—	(29)
Extraordinary result from continuing operations (less income tax loss of EUR 7 million in 2000 and income tax gain of EUR 33 million in 1999 and EUR 8 million in 1998)	13	65	(136)

Net income	221	83	524

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Balance Sheets
as of December 31, 2000 and 1999

	December 31,
	2000	1999
	(In millions of euro)
ASSETS
Fixed assets
Intangible fixed assets	2,195	1,883
Tangible fixed assets	628	561
Financial fixed assets	487	503

	3,310	2,947
Current assets
Inventories of trade goods	784	658
Accounts receivable	1,868	1,529
Other receivables	399	300

	3,051	2,487
Cash and cash equivalents	57	74

Total assets	6,418	5,508

GROUP EQUITY AND LIABILITIES
Group equity
Common shares (at par value 1.13)	116	110
Preference shares (at par value 1.13)	61	61
Additional paid in capital	1,347	1,194
Other reserves	331	90
Minority interests	32	31

	1,887	1,486
Provisions
Pensions	25	24
Deferred taxes	243	181
Other	114	104

	382	309
Long-term liabilities
Subordinated loans	376	352
Other loans	1,694	1,546

	2,070	1,898
Current liabilities
Loans	91	131
Bank overdraft	104	2
Accounts payable	1,244	969
Other liabilities	565	642
Dividend payable	75	71

	2,079	1,815

Total group equity and liabilities	6,418	5,508

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Statements of Cash Flows
for the years ended December 31 2000, 1999 and 1998

	2000	1999	1998
	(In millions of euro)
Cash flows from operating activities
Operating result	491	200	149
Adjustments for:
Depreciation and amortization	168	65	42
Addition to/(release of) provisions	(29)	(12)	(8)
(Increase)/decrease in working capital	(294)	(136)	(41)
Other operational receipts/(payments):
Interest paid	(211)	(32)	(20)
Profit tax paid	(39)	(10)	(18)
Payments charged to provisions	(20)	(23)	(18)

Net cash provided by operating activities	66	52	86

Cash flows from investing activities
Investments in tangible fixed assets	(122)	(75)	(56)
Acquisition of Group companies and participations	(113)	(1,279)	(58)
Payments related to integration of acquired Group companies	(158)	—	—
Divestment of Group companies and participations	76	165	1,320

Net cash provided by (used in) investing activities	(317)	(1,189)	1,206

Cash flows from financing activities
Ordinary shares issued	172	295	—
Preference shares issued	—	307	—
Repurchase of preference and ordinary shares	—	—	(272)
Dividend payments	(53)	(39)	(68)
Surplus pension fund	31	—	—
Repayment to shareholders	—	—	(485)
Repurchase of 30% interest in BT Office Products International	—	—	(137)
Payment to and repurchase of interests of minority shareholders	(2)	—	(71)
Issuance of long-term debt	222	2,099	—
Repayment of long-term debt	(207)	(1,509)	(461)

Net cash provided by (used) in financing activities	163	1,153	(1,494)

(Decrease)/increase in liquid funds (note 26)	(88)	16	(202)

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.
Consolidated Statement of Changes in Group Equity
for the years ended December 31, 2000, 1999 and 1998

	Number of shares
				Issued and Paid-in Capital			Minority interest in group companies		Subordinated loans Redeemable in shares
	Ordinary shares	Preference A shares	Preference C shares		Additional paid in capital	Other Reserves		Deferred investment subsidies		Total group equity
	(In millions of euro, except number of shares (in thousands))
December 31, 1997	103,959	59,340	—	184	955	122	92	1	12	1,366
Result 1998	—	—	—	—	—	524	—	—	—	524
Proposed dividend 1998	—	—	—	—	—	(46)	—	—	—	(46)
Dividend on Preference shares	—	—	—	—	—	(14)	—	—	—	(14)
Options exercised	—	—	—	—	—	19	—	—	—	19
Repurchase ordinary shares	(8,504)	—	—	(10)	(63)	(190)	—	—	—	(263)
Repurchase preference shares	—	(5,923)	—	(7)	(14)	(5)	—	—	—	(26)
Merger Letterhaave	—	—	—	—	170	(170)	—	—	—	—
Capital reduction/Repurchase of own shares	(19,091)	—	—	(22)	(462)	—	—	—	—	(484)
Sale of Group companies	—	—	—	—	—	—	(71)	(1)	—	(72)
Redemption of subordinated loan	—	—	—	—	—	—	—	—	(12)	(12)
Minority interest	—	—	—	—	—	—	(5)	—	—	(5)
Repurchase 30% BT OPI	—	—	—	—	—	(136)	(11)	—	—	(147)
Translation difference	—	—	—	—	—	(13)	—	—	—	(13)

December 31, 1998	76,364	53,417	—	145	586	91	5	—	—	827
Result 1999	—	—	—	—	—	83	—	—	—	83
Proposal dividend 1999	—	—	—	—	—	(57)	—	—	—	(57)
Dividend Preference shares	—	—	—	—	—	(14)	—	—	—	(14)
Option exercised	—	—	—	—	—	6	—	—	—	6
Issued ordinary shares	19,048	—	—	22	278	(11)	—	—	—	289
Issued ordinary shares for stock dividend	1,222	—	—	1	(1)	21	—	—	—	21
Issued Preference shares	—	—	35	1	332	(26)	—	—	—	307
Withdrawal own shares	(240)	(135)	—	—	—	—	—	—	—	—
Consolidation of Group companies	—	—	—	—	—	—	25	—	—	25
Minority interest	—	—	—	—	—	—	1	—	—	1
Translation difference	—	—	—	2	(1)	(3)	—	—	—	(2)

December 31, 1999	96,394	53,282	35	171	1,194	90	31	—	—	1,486
Result 2000	—	—	—	—	—	221	—	—	—	221
Proposal dividend 2000	—	—	—	—	—	(61)	—	—	—	(61)
Dividend Preference shares	—	—	—	—	—	(14)	—	—	—	(14)
Option exercised	—	—	—	—	—	16	—	—	—	16
Issued ordinary shares	4,100	—	—	6	153	(3)	—	—	—	156
Issued ordinary shares for stock dividend	2,050	—	—			18	—	—	—	18
Acquisition/disposal	—	—	—	—	—	—	(3)	—	—	(3)
Minority interest	—	—	—	—	—	—	8	—	—	8
Dividend minority share							(2)			(2)
Translation difference	—	—	—			64	(2)	—	—	62

December 31, 2000	102,544	53,282	35	177	1,347	331	32	—	—	1,887

The accompanying notes are an integral part of the Consolidated Financial Statements

BUHRMANN N.V.

Notes to Consolidated Financial Statements

1. Business

    Buhrmann N.V. and subsidiaries ("the Company"), headquartered in the Netherlands, is engaged in supplying office products and office furniture, distributing paper to the graphic industry and to the office market. The company also supplies and maintains pre-press systems, printing presses and folding, cutting and binding machines.

    The reporting year 2000 was the first year in which the strategic changes to the business profile, as carried out primarily from 1997 until 1999, are fully reflected.

    Following the sale of the packaging activities in 1998, the Company began to concentrate fully on its service and distribution activities. Consequently a US company in the office product industry, Corporate Express Inc., was acquired with effect from October 28, 1999. The Consolidated Financial Statements for 1999 includes only two months of activities of this major acquisition, which has an impact on comparability of, among others, Consolidated Statements of Income and Cash Flows.

    In February 2000 agreement was reached on the sale of the Information Systems Division. The Consolidated Statements of Income and Cash Flows for the years 1999 and 1998 have been restated for the discontinuance of this division. The divestments are further described in note 27.

    The Company has activities in the Netherlands, USA, United Kingdom, Germany, Italy, France, Australia, Canada, Austria, Belgium, the Czech Republic, Denmark, Greece, Hungary, Ireland, Luxembourg, Poland, Portugal, Slovakia, Slovenia, South Africa, Spain, Sweden and in several countries in Asia.

2. Summary of significant accounting policies

Basis of presentation

    The accompanying Consolidated Financial Statements are presented in euro and are based on the historical cost convention prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). These standards vary in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). See Note 31 for a summary of material differences between Dutch GAAP and US GAAP as applicable to Buhrmann N.V.

    These Consolidated Financial Statements differ in certain respects from the Consolidated Financial Statements and disclosures included in the Buhrmann N.V. Annual Report 2000 furnished to Buhrmann's shareholders. Among other things, the parent company balance sheet and income statement and related disclosures are not included in these Consolidated Financial Statements. In addition, certain reclassifications have been made and additional footnote disclosures have been added in order for these Consolidated Financial Statements to comply with the reporting and disclosure requirements of the US Securities and Exchange Commission.

    Unless otherwise stated in the following notes, assets and liabilities are shown at face value.

    Where necessary, the assets have been reduced by provisions to reflect permanent diminutions in value.

    The accounting policies have not changed compared to 1999.

Use of estimates

    The Consolidated Financial Statements are prepared in conformity with generally accepted accounting principles in the Netherlands and, accordingly, include amounts that are based on management's best estimate and judgements particularly in the areas of provisions, restructuring costs, deferred taxes, environmental provisions and contingent liabilities. Actual results could differ from these estimates.

Reporting currency

    The Company has adopted the use of the euro as its reporting currency from January 1, 1999. The Dutch Guilder (NLG) was previously utilized for financial reporting purposes. The fixed exchange rate at January 1, 1999 of 1 EUR= NLG 2.20371 was utilized in retroactively restating the Consolidated Financial Statements. The comparative consolidated Financial Statements, reported in euro, depict the same trends as would have been presented if the Company had continued to present its Consolidated Financial Statements in the Dutch Guilder. Additionally, the Consolidated Financial Statements for the periods prior to January 1, 1999 will not be comparable to the Consolidated Financial Statements of other companies that report in euro and that have restated amounts from a different currency than the one previously used by the Company.

Consolidation policies

    The consolidation of Buhrmann includes Buhrmann N.V. and the companies in which it has a controlling interest (Group companies). Businesses that are divested are classified historically as discontinued operations. Divested subsidiaries that were part of a continuing business are consolidated in continuing operations until the moment of divestment.

    Group companies are fully consolidated. The minority interest in Group equity and results are shown separately.

    The assets and liabilities of foreign Group companies are translated at the rates prevailing at the balance sheet date. The resulting translation differences are recorded directly in shareholders' equity. Translation differences, net of related taxation, arising from long-term loans to Group companies are also recorded in shareholders' equity. The Consolidated Statements of Income of foreign Group companies are translated at the average rates for the year. Resulting differences compared to year-end rates are recorded directly in group equity.

    The results and cash flows of Group companies acquired or disposed of by the Group have been reflected from the date of acquisition or until the date of disposal. This also applies to the results of participations. When Group companies and participations are acquired, the difference between the acquisition price and the net asset value is recorded as goodwill and amortized over its estimated useful life, not to exceed a maximum of forty years. When Group companies or participations have been designated to be disposed of, the difference between the (estimated) realizable value and the net asset value including the book value of capitalized goodwill is included in income, in case this difference results in a loss.

Foreign currencies

    Accounts receivable, cash and deposits and liabilities denominated in foreign currencies are translated at the rates prevailing at the balance sheet date, unless these are reflected in currency forward contracts. In such cases, valuation occurs using a currency forward rate. The resulting translation differences are included in income. Translation gains on long-term loans in foreign currencies are deferred until realized.

    The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	December 31, 2000	Average 2000	December 31, 1999	Average 1999	December 31, 1998	Average 1998
AUD	1.6770	1.5893	1.5422	1.6540	1.8998	1.7630
CAD	1.3965	1.3712	1.4608	1.5857	1.8063	1.6446
GBP	0.6241	0.6094	0.6217	0.6592	0.7041	0.6698
SEK	8.8313	8.4459	8.5616	8.8106	9.4701	8.8254
USD	0.9305	0.9240	1.0046	1.0668	1.1660	1.1130

Policies for the Consolidated Statement of Income

Net sales

    Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax.

    The Company has five divisions, Office Products North America, Office Products Europe, Office Products Australia, Paper Merchanting and Graphic Systems. For reporting purposes, the Office Products Europe and Australia Division are combined.

    The Office Products divisions sell office and computer products as well as service contracts related to these products. The sales of office and computer products are recognised at the point of delivery as there are not any future performance obligations for these items.

    The sales in the Paper Merchanting Division comprise of paper to printers, publishers and the office market. The sales of these products are recognised at the point of delivery to the customer in accordance with the shipping terms.

    The Graphic Systems division sells machines, material and the related services to printers. All sales are recognised at the date of shipping as the sales terms between the Company and the customer are that the risk of ownership passes at the shipping point.

Total cost of goods sold

    This represents the purchase price of goods sold, duties, insurance and transportation costs.

Advertising costs

    Advertising costs are expensed as incurred.

Research and development

    Research and development costs are expensed as incurred.

Environmental expenditures

    Environmental expenditures that relate to current operations are expensed as incurred.

Other financial results

    These include:

  •
  Results of associated companies determined in accordance with Buhrmann's accounting policies. For these companies, the proportionate share in the result is shown.

  •
  Dividends received from other participations.

  •
  Other results, related to financial fixed assets.

Taxation

  •
  The amount for tax included in the Consolidated Statements of Income is based on the taxable income considering the likelihood of realization of tax assets and liabilities in accordance with current tax rates and regulations.

  •
  The provision for deferred tax liabilities relates to future tax liabilities arising from temporary differences between the commercial and fiscal value of tangible fixed assets and inventories. The provision for deferred tax liabilities is stated at nominal value and calculated on the basis of the tax rates prevailing on the balance sheet date.

    Within a fiscal unity, where the exercise periods permit, deferred tax assets and liabilities are netted. In case a net deferred tax asset remains this is included on the balance sheet under "Financial fixed assets". Deferred tax assets are recorded when realization is more likely than not.

Extraordinary income and expense

    Profits and losses that are of a non-recurring nature and/or are not directly related to normal business operations are treated as extraordinary.

Policies for the Consolidated Balance Sheet

Long-lived assets

    The Company periodically evaluates the carrying value of long-lived assets to be held and used, including goodwill and other intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated discounted cash flows from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the discounted cash flow value of the long-lived asset. The cash flows are for this purpose discounted at a rate commensurate with the risk involved. Repairs and maintenance costs are expensed as incurred.

Intangible fixed assets

    Goodwill paid after December 31, 1996 is recorded as an intangible fixed asset. The period of amortization depends on the expected economic life of goodwill with a maximum of forty years.

Tangible fixed assets

    Tangible fixed assets are valued at acquisition price less straight-line depreciation over their expected average lives. The depreciation rates are as follows:

Land	No Depreciation
Buildings	3 - 7%
Plant and equipment	5 - 10%
Other equipment	10 - 33%
(including ICT projects)

Financial fixed assets

    This item includes:

  •
  Participations, which consist of associated companies and other companies.

    Associated companies are participations in which Buhrmann can exert significant influence on the commercial and financial policy. Companies that are no longer regarded as Group companies, because it has been decided to divest them, are also designated as associated companies. These companies are valued at net asset value or lower estimated realizable value. Other companies are investments in which Buhrmann is unable to exert influence of significance. These companies are valued at cost price or long-term lower market value.

  •
  Receivables with financing characteristics due from participations and associated companies.

  •
  Costs related to the financing of the Company. These costs are capitalized and amortized over the average term of the financing.

  •
  Deferred taxes insofar as they are long-term in nature (see taxation).

Derivative financial instruments

    The estimated fair value of derivative financial instruments is determined using quoted market prices, or market pricing models. Gains and losses on derivative financial instruments that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on instruments not meeting the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the Consolidated Statement of Income.

Inventories

    Inventories of trade goods are valued at landed cost, which does not include overhead, or lower market value.

Cash and cash equivalents

    The Company considers all highly liquid instruments with a maturity of three months or less to be cash and cash equivalents.

Minority interests

    Minority interests in Group companies are included at net asset value or at face value if the interest can be acquired at that price.

Provisions

    The pension provision relates primarily to non-reinsured pension entitlements, including past-service premiums due in the future and commitments to former employees, all accrued at its present value.

    The provision for deferred taxes is stated at face value of the estimated net liability (see taxation).

    Other provisions include integration and reorganization accruals following acquisitions, divestments and restructuring of the business.

Policies for the Consolidated Statement of Cash Flows

    The Consolidated Statement of Cash Flows is derived from the Consolidated Statements of Income and the other changes between the opening and closing balance sheets (the indirect method). The cash flows in foreign currencies have been calculated at average exchange rates. The changes in the provisions include changes in the provisions for bad debts and obsolete inventories.

    The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds or short-term debt to credit institutions.

3. Significant Acquisitions and Divestments

Acquisitions

    During 1999 and 2000 the Company acquired several companies that have been included in the Consolidated Financial Statements. All the significant acquisitions were accounted for as purchases with the results of operations of the acquired companies included in the Consolidated Statement of Income from the date of acquisition. On and after January 1, 1997, goodwill is no longer written off directly to Group equity but is capitalized and amortized over a straight-line basis with a maximum of forty years.

    In 1998, the Group acquired as part of its Paper Merchanting Division a 100% share in Contact Papers Ltd (July) and Glenmore Lomond Group (December) for EUR 24 million. Goodwill arising on the purchase of Contact Papers Ltd and Glenmore Lomond Group amounted to EUR 22 million and is amortized over forty years.

    In April 1998, the Group acquired a 100% share in Wertprasent Gruppe as part of its Office Products Europe Division for EUR 24 million. The purchase of this business resulted in recognition of goodwill of EUR 23 million, which is amortized over forty years.

    Additionally, in September 1998, the Group acquired the remaining 50% interest of Group Allium as part of its Division Information Systems for EUR 39 million. The purchase of this business resulted in recognition of goodwill of EUR 32 million, which is amortized over forty years.

    The Company sold 30% of BT OPI shares in 1996. In September 1998 these were repurchased for EUR 147 million to increase the shareholding back to 100%. The difference between the purchase consideration paid and the minority interest amounted to EUR 136 million and was recorded directly in group equity.

    In October 1999, the Company acquired Corporate Express, a leading global supplier of office and computer supplies, office furniture, imaging and computer graphic supplies and computer desktop software to large corporations. The acquisition was accounted for using the purchase method of accounting. Accordingly, the cost of the acquisition was allocated to identifiable assets and liabilities based on management's best estimates. Corporate Express has revised their accounting policies to conform to the accounting policies of the Company. The aggregate consideration that the Company paid for all of the outstanding capital stock of Corporate Express was approximately EUR 2.3 billion including assumed debt of approximately EUR 1.2 billion. In October 2000 the Company has finalized the process of determining the goodwill which lead to an adjustment in 2000 of EUR 154 million of goodwill.

    The final goodwill is determined as follows (in thousands of euro):

Purchase price	1,083
Less cash acquired	(17)
Transaction costs	36

Total purchase price	1,102
Less historical combined net assets, excluding existing goodwill & cash	313

Excess of total purchase price over historical net assets	1,415
Fair value adjustments to the historical combined net assets	502

Goodwill	1,917
Historical combined net assets:
Net Equity	(460)
Net Goodwill	755
Cash	17

Net	312

    During 1999 the Company made a number of smaller acquisitions, mainly in the Paper Merchanting Division, including the British companies M6 Paper Group, Trade Paper and the Dutch envelope distributor Velpa in 1999, for a total amount of EUR 45 million. The purchase of these companies resulted in recognition of goodwill of EUR 31 million in 1999, which is amortized over forty years.

    In May 2000 the Company acquired ANFA, a French distributor of office products for an amount of EUR 46 million.

    In addition, the Company made a number of smaller acquisitions in 2000, mainly in the Paper Merchanting Division such as Christian Christensen & Co (Denmark), Union Papelera (Spain) and Williaam Cox (United Kingdom). The total amount paid for all acquisitions, other than ANFA was EUR 67 million.

    The total amount of goodwill paid for the acquisitions in 2000 was EUR 101 million which is amortized over forty years.

Divestments

    By June 1998 the sale of the Packaging Sector was completed followed by the sale of Graphic Systems Asia Division in October 1998. In May 2000 the sale of the Information Systems Division was completed. For details see Note 27.

4. Labor costs

	2000	1999	1998
	(in millions of euro (except number of employees))
Wages and salaries	(1,064)	(556)	(437)
Social security contributions	(162)	(84)	(70)
Pension schemes	(20)	(17)	(15)

Total	(1,246)	(657)	(522)

Average number of employees	25,782	15,039	12,356
Number of employees per division at year end
Office Products North America	13,262	14,108	4,403
Office Products Europe and Australia	6,100	5,727	2,939
Paper Merchanting	5,666	4,621	4,245
Graphic Systems	1,198	1,122	1,096
Holdings	70	61	72

Total	26,296	25,639	12,755

Number of employees per geographical region at year end
The Netherlands	2,560	2,481	2,304
Rest of Europe	8,876	8,001	5,958

Total Europe	11,436	10,482	8,262
North America	13,487	13,988	4,403
Australia/New Zealand	1,237	1,051	—
Rest of the world	136	118	90

Total	26,296	25,639	12,755

5. Other operating costs

	2000	1999	1998
	(in millions of euro (except number of employees))
Rent and maintenance costs	(134)	(66)	(52)
General management costs	(188)	(106)	(97)
Other operating costs	(120)	(98)	(77)
Other operating income	6	3	1

Total	(436)	(267)	(225)

    Advertising costs during the years ended December 31, 2000, 1999 and 1998 were EUR 20 million, EUR 27 million and EUR 13 million respectively.

6. Net financing costs

	2000	1999	1998
	(in millions of euro)
Interest charges	(207)	(46)	(28)
Interest income	—	1	7
Amortization of capitalized financing costs	(14)	(2)	—
Translation differences	—	1	2

Total	(221)	(46)	(19)

7. Other financial results

    This item relates in particular to the dividend of Sappi Limited.

8. Extraordinary result from continuing operations

	2000	1999	1998
Extraordinary income	31	78	—
Extraordinary expense	(11)	(46)	(144)

Extraordinary result before tax	20	32	(144)
Taxes	(7)	33	8

Extraordinary result net	13	65	(136)

    Extraordinary expense in 1998 resulted from the write-down of the investment in Sappi Limited and the costs related to the coverage of the exchange risk in respect of the investment as well as expenses related to other divestments, restructuring and business reengineering

    Extraordinary income in 1999 relate to the book profit on the sale of 71% of Buhrmann's stake in Sappi Limited, after deduction of costs associated with the premature termination of hedging contracts. Extraordinary expenses mainly relate to the writing-off of the business re-engineering systems in the United States as a result of opting for Corporate Express' software systems.

    Extraordinary income in 2000 of EUR 31 million relates to a repayment from the Buhrmann Pension Fund in The Netherlands. The equity of the Buhrmann Pension Fund in The Netherlands substantially exceeds the standards set by the pension fund with regard to the level of provisions required for pension commitments and other risks. On this basis, the pension fund has improved the indexation standard of the pension rights of the former members and it has made a repayment to the Company. Extraordinary expense is the result of divestments of non-core activities.

9. Remuneration and loans Members of the Executive Board and Supervisory Board

Remuneration of Members of the Executive Board	Salary	Bonus	Pension charges	Total 2000	Total 1999
	(in euro thousands)
F.H.J. Koffrie	499	237	133	869	645
G. Dean	386	147	231	764	631
R.L. King*	520	—	6	526	—
F.F. Waller**	272	42	85	399	114

Total	1,677	426	455	2,558	1,390

*
appointed effective April 14, 2000

**
appointed effective September 1, 1999

    The bonus is a performance-related payment. Mr. King, as an U.S. based executive, participates in an additional long-term incentive scheme designed for the Office Products North America Division.

    Loans totalling EUR 692 thousand (1999: EUR 80 thousand) were extended to Members of the Executive Board at the end of 2000. These loans bear interest at a rate of 4%.

    Remuneration to Members of the Supervisory Board amounted to EUR 204 thousand (1999: EUR 133 thousand). The remuneration of Members of the Supervisory Board is not dependent upon the Company's result.

10.  Earnings per share

	2000	1999	1998
	(In euro, except number of shares)
Average number of shares outstanding (in thousands)	98,790	77,514	89,125
Figures per ordinary share not diluted
Net result on operations before amortization of goodwill	2.35	1.64	1.01
Net result on operations after amortization of goodwill	1.80	1.51	0.99
Net result	1.90	0.84	5.44
Figures per ordinary share diluted
Net result on operation before amortization of goodwill	2.10	1.57	0.98
Net result on operations after amortization of goodwill	1.64	1.45	0.97
Net result	1.72	0.82	5.32

11.  Intangible fixed assets

    The movements in intangible fixed assets are as follows:

	Goodwill
	2000	1999
Book value January 1	1,883	107
Acquisition/disposal	252	1,687
Amortization	(55)	(11)
Translation differences	115	100
Bookvalue December 31	2,195	1,883

    Acquisition/disposal includes the goodwill relating to acquisitions in 2000, as well as adjustments to goodwill relating to acquisitions in 1999 (see Note 3).

    The goodwill paid for companies acquired is amortized over the expected economic life, which (generally) is 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realized. This is based on the following characteristics of the business:

  •
  The high entry barriers to the market and to acquire a major position. This is explained by high customer loyalty, the extensiveness of the distribution network and the substantial benefits of scale in purchasing.

  •
  The relatively low investment required to subsequently maintain established market positions.

  •
  The large number of suppliers and customers, none of whom individually has a major impact on the Company.

12.  Tangible fixed assets

    The movements in tangible fixed assets are as follows:

	Land and buildings	Plant and machinery	Other fixed assets	Fixed assets under construction	Total
	(in millions of euro)
Bookvalue December 31, 1999	269	102	182	8	561
Net investments	22	23	48	29	122
Depreciation	(17)	(31)	(65)	—	(113)
Acquisition/disposal	(3)	30	6	—	33
Translation differences	9	4	12	—	25

Bookvalue December 31, 2000	280	128	183	37	628
Cumulative depreciation	127	166	245	—	538

Cost December 31, 2000	407	294	428	37	1,166

13.  Financial fixed assets

    The movements in financial fixed assets are as follows:

	Participations	Receivables from participations	Other receivables	Financing fees	Deferred taxes	Total
Bookvalue December 31, 1999	72	141	42	96	152	503
Other financial results	5	—	—	—	—	5
Acquisition/disposal	—	2	3	—	46	51
Investments/capitalized costs	3	—	4	10	—	17
Divestments (including provisions)	—	(141)	46	—	—	(95)
Transfers	(14)	11	3	—	—	—
Transfers to short-term	—	—	—	—	(10)	(10)
Transfers to deferred tax liabilities	—	—	—	—	23	23
Dividends received and declared	(3)	—	—	—	—	(3)
Amortization of financing charges	—	—	—	(14)	—	(14)
Release in charge of result	—	—	—	—	(9)	(9)
Translation differences	—	—	2	6	11	19

Bookvalue December 31, 2000	63	13	100	98	213	487

    The remaining interest in Sappi Limited, (13.1 million shares) is shown under the heading of participations. This interest is valued (EUR 48 million) at average market price in the period of acquisition less a provision for permanent diminution in value and hedging costs. The market value net of realized and unrealized hedging costs amounts to EUR 68 million at the end of 2000. There are no contractual limitations for selling the shares. The interest in Sappi Limited was sold in the first quarter of 2001.

    Acquisition/disposal under deferred taxes relates to the valuation of deferred tax assets within Corporate Express North America.

    The bookvalue of deferred taxes of EUR 213 million is net of a valuation allowance of EUR 194 million.

    Acquisition/disposal for participations and receivables from participations relates to the sale of the Information Systems Division in May 2000. The proceeds of this sale were partly received in loan notes. These loan notes are free of interest in the first two years and are stated at their discounted value. The discount is spread proportionally over the respective period, in benefit of net financing costs. These loan notes are redeemable in 2004 with an option for the acquirer to redeem in 2002.

    The divestment in receivables from participations relates to the completion of activities divested in previous years.

14.  Receivables

	December 31, 2000	December 31, 1999
	(in millions of euro)
Trade receivables	1,868	1,529
Other receivables
Accrued income	256	160
Other receivables	143	140

	399	300

Total receivables	2,267	1,829

    Of the total receivables of EUR 2,267 million, an amount of EUR 6 million will mature after more than one year (1999: EUR 3 million).

    The Company entered into a receivable securitization program whereby certain Group companies sell certain trade receivables to Buhrmann Silver S.A., a dedicated Group company, which in turn pledges these receivables to a third-party special purpose vehicle. As per December 31, 2000 trade receivables of EUR 240 million were pledged under this program.

15.  Working Capital and Capital Employed

	December 31,
	2000	1999
Working Capital
Inventory	784	658
Receivables	2,267	1,829
Cash and cash equivalents	57	74
Trade liabilities	(1,244)	(969)
Other liabilities	(565)	(642)

	1,299	950

Capital Employed
Intangible fixed assets	2,195	1,883
Tangible fixed assets	628	561
Working capital	1,299	950
Dividend payable	(75)	(71)

	4,047	3,323

16.  Issued and Paid in Capital

    At December 31, 2000, the authorized capital is NLG 1,000 million, divided into 145 million ordinary shares, 54.94 million Preference Shares A, 200 million preference shares B, and 60 thousand cumulative Preference Shares C, all with a face value of NLG 2.50 each.

    On June 29, 2000, 4.1 million Ordinary Shares with a face value of NLG 2.50 each were issued at a rate of EUR 29.90, at a gross revenue of EUR 122,590,000.

17.  Provisions

    The movements in provisions are as follows:

			Other provisions
	Pensions	Deferred taxes	Reorganization costs	Other	Total
	(in millions of euro)
Balance at December 31, 1999	24	181	43	61	309
Acquisition/disposal	—	7	99	46	152
Withdrawals	—	—	(21)	(19)	(40)
Additions charged to result:
• result on ordinary operations	2	16	—	8	26
• extraordinary result	—	—	—	(8)	(8)
• other additions	—	12	—	—	12
Transfer to current liabilities	(1)	—	(99)	(5)	(105)
Transfer to deferred tax assets	—	23	—	—	23
Translation differences	—	4	5	4	13

Balance at December 31, 2000	25	243	27	87	382

    The acquisition/disposal movements relate to prior year goodwill adjustments mainly in connection with the acquisition of Corporate Express in October 1999.

18.  Income taxes

	2000	1999	1998
	(in millions of euro)
Income from continuing operations before amortization of goodwill and taxes:
Ordinary activities	321	175	131
Extraordinary items	20	32	(144)

Total	341	207	(13)

Netherlands	86	(20)	(16)
Foreign	255	227	3

	341	207	(13)

Income taxes on:
Income from ordinary activities	(55)	(31)	(23)
Income from extraordinary items	(7)	33	8

Total income taxes	(62)	2	(15)

Netherlands	(15)	(2)	1
Foreign	(47)	4	(16)

	(62)	2	(15)

Current	(37)	—	(10)
Deferred	(25)	2	(5)

	(62)	2	(15)

    The effective income tax rate on continuing operations for the Company was 17%, 19% and 17% in fiscal year 2000, 1999 and 1998, respectively. The tax burden was lower in 2000 compared to 1999 mainly due to the increased likelihood for the realization of losses carried forward.

    The effective tax rate is determined based on the ratio of income before amortization of goodwill and taxes on ordinary activities to the amount of income taxes on ordinary activities for all domestic and foreign entities.

19.  Long-term liabilities

	December 31, 2000		December 31, 1999
	Total	> 5 years	Total	> 5 years
Subordinated loans
Private loans and bank overdrafts	376	376	352	348
Other loans
Debenture loans	2	—	58	—
Private loans and bank overdrafts	1,692	938	1,488	992

	1,694	938	1,546	992

	2,070	1,314	1,898	1,340

General

    The various loans, but most notably those drawn under the Senior Credit Facility (EUR 1,413 million), are subject to a variety of conditions as is customary in relation to these facilities and the financial position of the Company. For example, specific financial ratios are monitored by the lenders such as:

Interest coverage ratio:	EBITDA/Cash interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/Fixed charges
Leverage ratio:	Indebtedness/EBITDA

    The actual ratios realized by the Company comply with the threshold ratios as per loan covenants.

Subordinated loans

    A 10-year subordinated bond loan was issued in 1999, in the amount of USD 350 million, with a coupon of 12.25%, payable half yearly. This loan, which must be redeemed on November 1, 2009 has been registered with the SEC (F-4 filed on March 31, 2000). Buhrmann has the option to redeem this loan sooner, but not before November 1, 2004. Thereafter, the whole loan, or part of it, can be redeemed at rates above par. At any time before November 1, 2002, Buhrmann can choose to redeem up to 35% of this loan at a redemption price of 112.5% of the principal amount, with proceeds raised in one or more equity offerings made by Buhrmann, as long as certain conditions are met.

Debenture loan

    The amount of EUR 58 million as of December 31, 1999 is an ATS 792 million loan which was repaid on February 5, 2001. This loan bore a fixed interest of 6.375%. At December 31, 2000 this loan is classified under current liabilities.

Private loans and bank overdrafts

    This category includes the 'Senior Credit Facility' taken out to finance the Corporate Express transaction. The facility consists of the 'Term loan A', the 'Term loan B' and the working capital facility of USD 350 million.

    The 'Term loan A' increased EUR 83 million during 2000 to fund a repayment of the NLG 300 (EUR 136) million bond loan from Buhrmann Antilliana NV. During the remainder of 2000, the 'Term loan A' was reduced to an amount of EUR 610 million at the end of 2000. Contractual redemptions on the loan will start in 2002 with the final redemption in 2005. The interest rate margin decreased from 2.75% to 2.375% during 2000.

    The 'Term loan B' was reduced from EUR 694 million to EUR 643 million. Contractual redemptions on the loan have started in 2000 and it has a final redemption in 2007. The interest rate margin has decreased from 3.5% to 3.25% during 2000.

    The working capital facility is a revolving facility with a principal of USD 350 (EUR 376) million and a termination date in 2005. This facility is mainly used to fund the fluctuation in working capital that the Company experiences in the ordinary course of its business. The interest rate margin on this facility decreased from 2.75% to 2.375%.

    The security provided for the Senior Credit Facility is a pledge on the assets of Buhrmann NV, all its existing and future operating companies in the United States and the greater part of its operating companies outside the United States. The interest rate margins vary with capital ratios. Apart from the Senior Credit Facility, there were various loans outstanding in the amount of EUR 41 million at the end of 2000.

    Of the proceeds of the securitization programme of EUR 240 million, about half was used to reduce the Senior Credit Facility. The average interest cost of the securitization programme is approximately 2% lower than the average interest cost of the Senior Credit Facility.

	December 31,
	2000	1999
	(in millions of euro)
Breakdown of long-term debt by currency (before currency swaps)
EUR	379	304
USD	1,491	1,462
Other currencies	200	132

	2,070	1,898

    The policy is to incur debt by currency including hedges in accordance with forecasted split of EBITDA over the major currencies. This entails using currency swaps to adjust for the currency profile of the loans issued.

	December 31, 2000
	Fixed	%	Floating	%
Breakdown of long-term debt by interest profile
Subordinated private loans and bank overdrafts	376	18%	—	—
Bond loan	2	0%	—	—
Private loans and bank overdrafts	26	2%	1,666	80%

	404	20%	1,666	80%

Interest swaps	1,298		(1,298)

Total	1,702	82%	368	18%

    The average fixed interest rate, including the margin above Libor on floating interest loans, is 9.15% (taking account of swaps entered into).

	Year	Total Redemption
Repayment schedule for long-term debt
Short-term	2001	91
Long-term	2002	34
	2003	155
	2004	194
	2005	373
	>2005	1,314

Total		2,070

    The average remaining term of long-term debt is 6.5 years.

20.  Financial Instruments

    The financing activities of the Group are managed by the Corporate Treasury Department. The Treasury function does not operate under an own profit objective but does pursue benefits of scale and efficiency as well as provide in-house services in the area of financial logistics. Buhrmann NV, Buhrmann US Inc. and Buhrmann Europcenter NV act as the main financing companies. Buhrmann Antilliana NV was a debtor in two bond loans guaranteed by Buhrmann NV. For the Accounts Receivable Securitization Programme, a dedicated Group company is operative with the name Buhrmann Silver S.A.

    In general, financial instruments are only used to hedge against financial market risks. No speculative positions are entered into. Currency instruments are used to hedge against exchange rate risks resulting from business activities and financing.

    Currency forward contracts with terms up to one year are used to cover exchange rate risks resulting from business activities. The policy is to cover these risks. Valuation of these contracts at year-end at the prevailing rate matches the valuation of the commercial transaction concerned.

    Currency swap contracts are entered into by financing companies of the Group to finance the Group and serve to adjust the currency of the finance taken out to the required currency. Valuation of these contracts at year-end against the prevailing marketprices then obtained matches the valuation of the underlying financing source.

    The estimated market value reported is the amount that would be paid or received were the contracts to be terminated on the balance sheet date without further obligations.

    Buhrmann's interest policy is designed to restrict the impact of fluctuations in interest rates and to keep the interest burden as low as possible. Interest swaps are used to a significant degree. The interest instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile. The estimated market value indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date.

    Approximately 50% of the currency risk of the interest in Sappi Limited was covered. This transaction is accounted for under the currency forward contracts with a term up to one year. To safeguard the value of the stake in Sappi, a 'zero cost collar' on the stock index in South Africa was taken out in 1999. In connection with the sale of a large proportion of this stake in 1999, the amount of these hedges was reduced substantially in 1999 as well. The market value of the remaining zero cost collar and ZAR currency contract at the balance sheet date was EUR 24 million negative. This is offset by a substantially higher value (EUR 100 million) for the remaining Sappi stake.

	December 31,2000		December 31, 1999
	Contract Volume	Estimated Market Value	Contract Volume	Estimated Market Value
	(in millions of euro)
Currency forward contracts
Up to 1 year	44	(10)	203	(2)
> 1 year	—	—	37	(12)

	44	(10)	240	(14)

Currency swaps
Up to 1 year	607	7	1,072	—
Interest rate swaps
> 1 year	1,298	(13)	1,137	21
'Zero cost collar' Johannesburg Stock Index	—	(14)	—	(25)

21.  Other liabilities

	December 31,
	2000	1999
	(in millions of euro)
Taxes and social security contributions	139	95
Advance payments on orders	18	20
Acquisitions/divestment obligations	4	100
Short-term provisions	105	101
Accrued liabilities	290	269
Other	9	57

	565	642

    The commitments arising from acquisitions and the short-term part of provisions relate to the commitments entered into and expected costs connected with the restructuring and integration of Corporate Express.

22.  Risks and uncertainties

    As of December 31, 2000 and 1999 the Company's accounts include cash and trade accounts receivable, which are denominated in currencies other than the euro. Realization of such amounts is subject to the risk of fluctuations in foreign exchange rates relative to the euro.

    Management believes it has adequately provided for the collection risk in the Company's trade accounts receivable, which for a substantial part are insured, by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value.

    Because the Company deals only with major commercial banks with high-quality credit ratings, it does not anticipate non-performance by any of these counterparties. The Company has deposited its cash and cash equivalents with reputable financial institutions and believes the risk of loss to be remote.

23.  Option scheme

    At the end of 2000, 1,971,007 unexercised personnel options on shares in the company remained, at an average price of EUR 22.36. The latest exercise date of these options is in 2005.

    The option scheme is designed as an incentive for a large group of managers working with the Company and its subsidiaries. There are some 500 managers involved. The maximum percentage of option rights that may be granted in any year is 1.25% of the number of outstanding ordinary shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities.

    For individual managers, the options to be granted are related in part to the fixed remuneration of the person in question and his or her contribution to Group results. The maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) will not exceed an amount equal to twice the fixed salary of the relevant individual.

    The options have a term of five years and can be exercised only after three years. The exercise price for option rights granted is the closing price of the Buhrmann ordinary shares on the first trading day after the meeting of shareholders on which the company's shares are quoted ex-dividend.

    Those entitled to options are bound by internal regulations designed to prevent insider trading.

    Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to not purchasing the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 1999 and 2000.

    The market price of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2000	1999	1998
Expected dividend yield	2.3%	3.7%	3.7%
Expected share price volatility	50%	40%	40%
Risk-free interest rate	5.0%	4.9%	4.9%
Expected term	4 years	4 years	4 years

    The pro-forma remuneration cost of the option rights assigned to management is EUR 2 million for 2000 (EUR 1 million for 1999 and EUR 1 million for 1998). The remuneration cost is calculated by taking the economic cost of the options granted over the last three years spread evenly over these years reflecting the blocked exercise period.

    These assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of Company management regarding developments in the future.

    At the end of 2000, the Members of the Executive Board held option rights on 255,000 Buhrmann shares:

	December 31, 1999	Granted	Exercised	December 31, 2000
F.H.J. Koffrie	150,000	40,000	25,000	165,000
G. Dean	30,000	25,000	10,000	45,000
R.L. King	—	25,000	—	25,000
F.F. Waller	—	20,000	—	20,000

	180,000	110,000	35,000	255,000

    In addition, Mr. Dean had the right to be compensated for the increase in value with respect to another 30,000 shares.

    The Members of the Supervisory Board held no option rights to Buhrmann shares at the end of 2000.

Shareholdings by Members of the Executive Board and Supervisory Board

    The Members of the Executive Board did not hold any shares at the end of 2000.

    Members of the Supervisory Board at the end of 2000 held a total of:

  •
  10,057 Ordinary Shares in Buhrmann;

  •
  411 certificates of Buhrmann Preference Shares A.

Specified statements of options outstanding as at December 31, 2000	Number of outstanding option rights		Average exercise price	Term
Granted before 1997
Balance at the end of 1999	314,000
Exercised in 2000	314,000		EUR 14.57

Outstanding at the end of 2000	—		—	—
Granted in 1997*
Balance at the end of 1999	1,236,500
Exercised in 2000	779,750
Lapsed in 2000	221,000

Outstanding at the end of 2000	235,750		EUR 16.74	2002
Granted in 1999**
Balance at the end of 1999	690,000
Lapsed in 2000	85,000

Outstanding at the end of 2000	605,000		EUR 15.57	2004
Granted in 2000
Granted in April 2000	1,141,021
Lapsed in 2000	10,764

Outstanding at the end of 2000	1,130,257		***EUR 27.17	2005

Total outstanding at the end of 2000	1,971,007	*	EUR 22.36

*
In addition, a number of managers had the right to be compensated for the increase in value with respect to a total of 55,000 Ordinary Shares. This right was only granted in 1997 and will not give rise to the issuance of new Buhrmann Ordinary Shares.

**
No option rights were granted in 1998.

***
Under Dutch fiscal rules, management receiving options can elect to accept a 25% higher exercise price. The base exercise price was set at EUR 26.35 equaling share price at close of business on the Amsterdam Stock Exchanges on April 17, 2000. The EUR 27.17 is the weighted average exercise price as actually achieved following acceptance of the grant by management involved.

24.  Commitments not included in the balance sheet

	December 31, 2000	December 31, 1999
	(in millions of euro)
Rental and operational lease commitments(see note 25)
These are due as follows:
Within 1 year	62	94
After 1 year but within 5 years	184	228
After 5 years	153	130

Subtotal	399	452

Repurchase guarantees
These lapse as follows:
Within 1 year	37	32
After 1 year but within 5 years	60	56
After 5 years	4	4

Subtotal	101	92

Investment commitments
Within 1 year	80	22

Other commitments
These lapse as follows:
Within 1 year	9	20
After 1 year but within 5 years	1	1

Subtotal	10	21

Total (conditional) commitments	590	587

    Repurchase guarantees concern graphic machines sold to customers, and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against the supplier at book value, which, in general, will be lower than market value. The company monitors the development of the market value of the respective machines. If there is reason to do so, a provision will be made. The amount given here indicates the maximum exposure under these guarantees.

    In addition, Buhrmann has decided to buy the office supplies activities of Samas-Groep NV, which resulted in a purchase commitment at December 31, 2000. For details see Note 30 subsequent events.

25.  Lease commitments

    The Company leases certain plant facilities and equipment under non-cancelable operating leases.

    Future minimum lease payments under all non-cancelable operating leases are as follows:

	December 31,
	2000	1999
	(In millions of euro)
Within 1 year	62	94
After 1 year but within 2 years	97	91
After 2 years but within 3 years	46	68
After 3 years but within 4 years	23	46
After 4 years but within 5 years	18	23
After 5 years	153	130

Total	399	452

    Lease expenses for non-cancelable operating leases for buildings charged to the income statement during the periods ended December 31, 2000, 1999 and 1998 were EUR 41 Million, EUR 66 million and EUR 52 million respectively.

26.  Notes to the consolidated cash flow statement

	2000	1999	1998
	(in millions of euro)
Net cash flow: link with balance sheet movements
Liquid funds at beginning of year
Short-term borrowings with credit institutions	(2)	(72)	(26)
Cash and deposits	74	109	299

	72	37	273
Translation differences	2	(13)	3
Acquisition/disposal	(33)	32	11

	41	56	287
Liquid funds at end of year
Short term borrowings with credit institutions	(104)	(2)	(72)
Cash and deposits	57	74	109

	(47)	72	37

Increase/decrease in liquid funds	(88)	16	(250)

27.  Discontinued operations

    The following operations are reflected as discontinued operations under US GAAP for all periods presented.

    By October 1998 the divestment of the Packaging Sector was completed followed by the disposal of Graphic Systems Asia Division in October 1998. In May 2000 the sale of the Information Systems

Division was completed. Net sales of discontinued operations amounted to EUR 194 million, EUR 1,132 million and EUR 1,606 million for 2000, 1999 and 1998 respectively.

    In 1998 the sale of the Packaging sector resulted in cash proceeds of EUR 1,445 million and a gain, net of income taxes, of EUR 608 million or EUR 6.62 per share. Also in 1998 cash consideration for the disposal of Graphic Systems Asia Division of EUR 11 million resulted in a loss of EUR 18 million or EUR 0.20 per share.

    The sale in May 2000 of the Information Systems Division resulted in a bookloss of EUR 123 million (EUR 1.29 per share) of which EUR 120 million was recorded in 1999. In consideration of this sale the Company received cash of EUR 57 million and loan notes of EUR 73 million.

    Net sales of discontinued operations amounted to EUR 194 million in 2000, EUR 1,132 million in 1999 and EUR 1,606 million in 1998.

    Liabilities of discontinued operations to be retained by the Company as of December 31, 2000 amounted to EUR 54 million (1999: EUR 25 million) included in the Company's Consolidated Balance Sheet.

28.  Segment Information

    The operations of the Buhrmann Group consist of five divisions. Office Products North America supplies office products and office furniture to large and medium-sized companies. Office Products Europe and Australia are combined for reporting purposes. These divisions are suppliers and service providers in the field of office products, office furniture, post-room equipment, copiers, faxes, telecommunications and facilities management. The Paper Merchanting Division distributes paper to printers, publishers and to the office market mainly in Europe. The Graphic Systems Division supplies pre-press systems, printing presses, folding, cutting and binding machines in six European countries and also provides service and maintenance for its customers.

    Corporate items are not allocated to the divisions and include costs incurred by the Corporate Head office as well as costs and assets relating to geographical holding companies.

Operating segments 2000

	Office Products NA	Office Products Europe/ Australia	Paper Merchanting	Graphic Systems	Discontinued Operations	Sub total	Eliminations	Corporate items	Total
	(in millions of euro)
Year ended December 31, 2000
Sales, external	4,703	1,330	3,014	556	—	9,603			9,603
Segment Results
Operating result before amortization of goodwill	333	41	130	50	—	554		(8)	546
Amortization of goodwill									(55)
Net financing costs									(221)
Other financial results									5
Minority Interest									(9)
Income before tax, discontinued operations and extraordinary items									266
Income from discontinued operations									—
Depreciation	(71)	(17)	(18)	(3)	—	(109)		(4)	(113)
Total assets	3,712	791	1,304	237		6,044	(6)	380	6,418
Capital expenditure	85	8	25	3		121		1	122

Operating Segments 1999

	Office Products N.A.*	Office Products Europe / Australia	Paper Merchanting *	Graphic Systems	Discontinued Operations	Sub total	Eliminations	Corporate items	Total
	(in millions of euro)
Year ended December 31, 1999
Sales, external	1,603	755	2,397	528	—	5,283	—	—	5,283
Segment Results
Operating result before amortization of goodwill	62	27	86	45	—	220	—	(10)	210
Amortization of goodwill									(10)
Net financing costs									(46)
Other financial results									12
Minority Interest									(1)
Income before tax, discontinued operations and extraordinary items									165
Income from discontinued operations					3	3			3
Depreciation	(23)	(10)	(15)	(4)	(52)		—	(3)	(55)
Total assets	3,049	721	1,042	192	—	5,004	197	307	5,508
Capital expenditure	34	20	25	3	—	82	—	(7)	75

*
Some numbers were restated due to an intercompany transfer of some activities from Office Products N.A. to Paper Merchanting as per January 1, 2000.

Operating segments 1998

	Office Products N.A.*	Office Products Europe	Paper Merchanting *	Graphic Systems	Discontinued Operations	Sub total	Eliminations	Corporate items	Total
	(in millions of euro)
Year ended December 31, 1998
Sales, external	1,030	565	2,187	499	—	4,281	—		4,281
Segment Results
Operating result before amortization of goodwill	34	22	67	43	—	166	—	(15)	151
Amortization of goodwill									(2)
Net financing costs									(19)
Other financial results									5
Minority Interest									(6)
Income before tax, discontinued operations and extraordinary items									129
Income from discontinued operations					36	36	3		39
Depreciation	(13)	(8)	(13)	(4)	—	(38)	—	(2)	(40)
Total assets	294	211	812	162	—	1,479	(94)	734	2,119
Capital expenditure	17	17	18	4	—	56	—	—	56

*
Some numbers were restated due to an intercompany transfer of some activities from Office Products N.A. to Paper Merchanting as per January 1, 2000.

29.  Enterprise wide Disclosures

	North America	United Kingdom	Nether- lands	Germany	Italy	France	Australia/ New Zealand	Other	Total
	(in millions of euro)
Sales by country of destination
Year ended December 31, 2000	4,668	1,183	916	900	445	408	310	773	9,603
Year ended December 31, 1999	1,646	806	852	748	300	242	42	647	5,283
Year ended December 31, 1998	1,109	687	817	652	261	165	—	590	4,281
Long lived assets*
Year ended December 31, 2000	2,086	213	114	119	60	65	52	114	2,823
Year ended December 31, 1999	1,838	192	95	121	56	16	44	82	2,444
Year ended December 31, 1998	66	69	68	50	15	8	—	88	364

*
long-lived assets include property, plant and equipment and intangible fixed assets

30.  Subsequent Events

   On March 5, 2001, Corporate Express entered into an asset purchase agreement with US Office Products Company, Inc (USOP) and certain subsidiaries of USOP to purchase substantially all of the assets relating to USOP's North American office products business, including certain stand-alone furniture businesses. The acquisition was completed in May 2001. The purchase price for the USOP Business was $172 million in cash, plus the assumption of certain liabilities, including liabilities with respect to employees and existing supply contract and lease contracts. The purchase price was reduced from $250 million as a result of the weaker trading performance of USOP since March 5.

    On December 22, 2000, Buhrmann entered into an agreement with Samas-Groep NV to acquire their office products division for a purchase price of EUR 320 million. The acquisition was completed in April 2001 after the European Commission approved the transaction. A condition to European Commission approval was Burmann's agreement to sell the office products division of its subsidiary Corporate Express Nederland BV. The Samas Acquisition was effected by means of the purchase of 100% of the share capital (directly or indirectly) of those subsidiaries. As a result, all assets of the office products division as well as management and other employees in this division were transferred to Buhrmann.

    In March 2001 Buhrmann raised EUR 670 million (net of expenses) through an equity offering of 27.6 million ordinary shares at a price of EUR 25 per share. The proceeds from this offering will be used as part of the financing for the USOP and Samas acquisitions as well as to provide financing for the Company's ongoing acquisition program.

    Following the publication of Buhrmann's provisional figures for the first quarter of 2001, the Buhrmann share price on Euronext Amsterdam decreased by over 30%. This prompted an investigation by Euronext Amsterdam as to whether Buhrmann timely disclosed share price sensitive information. At the time of filing of this document, this investigation is pending.

    In February 2001, Buhrmann sold its remaining 5.5% interest in Sappi Limited. The transaction involved the sale of 13.1 million shares at a price of SAR 58.75. After the settlement of hedging and other transaction costs, the result is a positive cash flow of EUR 75 million which was used to reduce bank borrowings. Buhrmann has recorded a net book profit of approximately EUR 20 million on the sale in the first quarter of 2001.

    In January 2001 Buhrmann reached an agreement to sell its Italian computer company, NPO Sistemi S.p.A. based in Milan to the company's management. The sale was completed in June 2001.

31.  Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

    The Company's Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in The Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The effect of the application of US GAAP to net income and Group equity is set out in the tables below.

    Certain differences between Dutch GAAP and US GAAP reporting requirements lead to reconciling items set out below. Other items relate only to the disclosure of additional information. These items are noted as US GAAP additional disclosures.

		2000	1999	1998
		(In millions of euro)
Net income under Dutch GAAP		221	83	524
a)	Goodwill amortization	(12)	(20)	(20)
b)	Goodwill amortization—Repurchase of BTOPI	(3)	(2)	(2)
c)	Goodwill amortization—Acquisition of Corporate Express	11	3	—
c)	Intangible assets amortization	(8)	(2)	—
d)	Discontinued operations	(28)	(47)	(102)
e)	Restructuring and general provisions	(112)	(5)	1
f)	Capitalized software provision	(11)	(16)	26
f)	Capitalized software	—	4	(3)
g)	Forward currency contract and collar	(7)	(25)	25
g)	Income from Sale of Sappi shares	—	7	—
h)	Deferred taxation	—	21	14
i)	Pension	(9)	25	29
k)	Revenue recognition	(2)	(3)	(3)
l)	Other	(3)	(4)	—
	Deferred taxes on US GAAP adjustments	50	6	(18)
Net income under US GAAP		87	25	471

		December 31,
		2000	1999
Group equity under Dutch GAAP		1,887	1,486
a)	Goodwill at cost, net of accumulated amortization	376	388
b)	Goodwill BTOPI at cost, net of accumulated amortization	138	132
c)	Goodwill Corporate Express at cost, net of accumulated amortization	(321)	(236)
c)	Intangible assets	103	103
d)	Discontinued operations	—	29
e)	Restructuring and general provisions	59	145
f)	Capitalized software provision	3	13
f)	Capitalized software	(1)	(1)
g)	Forward currency hedge and collar—Other Comprehensive Income	(24)	(44)
g)	Unrealized loss(gain) on available for sale securities—Other Comprehensive Income	45	75
h)	Deferred taxation	148	40
i)	Pension, including additional minimum liability	128	137
j)	Dividends	61	57
k)	Revenue recognition	(39)	(37)
l)	Other	(4)	(5)
	Deferred taxes on US GAAP adjustments	(46)	35
Group equity under US GAAP		2,513	2,317

(a) Goodwill

    For acquisitions occurring prior to January 1, 1997 the Company assigned the purchase price to the fair value of the assets acquired and liabilities assumed with the excess recorded as goodwill and written off directly to group equity.

    Under US GAAP this goodwill is recorded as an asset and amortized over its estimated useful life. The goodwill is amortized over forty years. The total amount of goodwill was EUR 479 million at December 31, 2000 and 1999 and the accumulated amortization was EUR 103 million at December 31, 2000 and EUR 91 million at December 31, 1999.

(b) Goodwill repurchase of BTOPI

    The Company repurchased the outstanding public 30% minority share of its former US subsidiary, BT Office Products Inc. (BTOPI) in October 1998. Under Dutch GAAP this transaction was accounted for as a repurchase of group equity and was shown as a movement in Group equity. Under US GAAP, the accounting treatment is to consider the surplus paid over fair value of net assets as goodwill. This goodwill is then amortized over an estimated useful life of forty years. The cost of the goodwill was EUR 146 million and accumulated amortization was EUR 8 million at December 31, 2000.

(c) Goodwill—Acquisition of Corporate Express

    On November 1, 1999, the Company purchased all the outstanding shares of Corporate Express Inc. for EUR 1,088 million. Certain fair value adjustments, which were made for Dutch GAAP purposes, did not qualify for US GAAP. In 2000 the Company finalized the process of determining the fair value of the assets and liabilities of Corporate Express. This lead to an increase of goodwill of EUR 154 million under Dutch GAAP and of EUR 81 million under US GAAP.

Final acquisition adjustments:

    On purchase of Corporate Express, the application of US GAAP to the closing balance sheet would have affected the determination of goodwill in the following ways (in million of euro):

Goodwill under Dutch GAAP	1,917
a) Restructuring	(28)
a) Integration costs	(115)
b) Disposal of subsidiaries	(1)
c) Other liabilities	(13)
d) Recognized as other intangibles	(105)
e) Deferred taxes	(58)

Goodwill under US GAAP	1,597

a)
The provision for restructuring of BTOPI and some other provisions did not qualify for US GAAP purposes and would have been eliminated from the US GAAP acquisition balance sheet.

b)
This item was a provision for a subsidiary that was disposed of. The provision did not meet the criteria for US GAAP.

c)
Other liabilities relates to a provision for termination for Dutch GAAP purposes that did not meet the criteria for EITF 94-3 and the premium paid on the refinancing of certain notes with the acquisition of Corporate Express.

d)
Management performed a valuation on certain intangibles such as the workforce, which was valued at EUR 10 million, the Corporate Express Brandname, which was valued at EUR 75 million and software, which was revalued at EUR 20 million. The useful lives of these assets are 4, 40 and 7 years respectively.

e)
This includes deferred taxes on items a), b) and c) and also includes certain allowances on deferred tax assets that did not qualify for US GAAP.

(d) Discontinued operations

    During 1999, the Company disposed of a portion of the Information Systems Division and sold the remainder of this division in May 2000. At December 31, 1999, the Group had received notification from interested parties that the price to be paid for the remainder of the Information Systems Division was significantly lower than the net book value. As a result, for Dutch GAAP, the Company recorded a provision at December 31, 1999 to accrue for the expected bookloss on the net assets and the costs associated with the disposal of the remainder of the Information Systems Division. Included in this provision was a general provision for EUR 29 million, which was not allowed under US GAAP. This provision was reversed for US GAAP purposes in 1999, which consequently lead to a loss under US GAAP of EUR 29 million in 2000.

    The Company had acquired Industrial Automation, as part of the Information Systems Division, prior to January 1, 1997 so the goodwill associated with this acquisition was written off directly to equity under Dutch GAAP. Under US GAAP this goodwill would have been capitalized and the bookvalue written-off in 1999 for the portion related to the Information Systems Division, in connection with the sale thereof. This bookvalue was EUR 76 million.

    During 1998, the Company disposed of the Packaging Sector and Graphic System Asia Division. These divestments were considered discontinued operations. Under US GAAP the net book value of these divestments was EUR 102 million higher and thus reduced the gain on the disposal in 1998. The higher net bookvalue related to the capitalization of goodwill under US GAAP (EUR 46 million), provisions not recognized under US GAAP (EUR 42 million) and different accounting for pensions under US GAAP (EUR 14 million).

(e) Restructuring and general provisions

General provisions

    Dutch GAAP allows provisions to be made for obligations, losses which exist on the balance sheet date for which an amount can be reasonably estimated. Provisions can also be made for expenses to be incurred in a subsequent financial year, provided that such expenses originated, at least partly, in the current or a preceding financial year.

    Under US GAAP, provisions are made for estimated losses if it is probable that the liability has been incurred or an asset had been impaired and the amount can be reasonably estimated. Provisions can not be recognized for future expenses if no obligation existed at the balance sheet date to incur those expenses.

Restructuring provisions

    Under Dutch GAAP when a decision has been made to reorganize part of the Company's business, provisions are made for redundancy as well as other closing, integration and moving costs. Several of the group companies undertook reorganizations during 1999 and 2000, most notably Corporate Express and BTOPI in the USA and Europe. The reorganization in the USA was substantially completed in 2000. In Europe we expect the reorganization to continue into 2001.

    Under US GAAP only costs that qualify as exit costs and therefore do not relate to the ongoing operations of the Company may be provided for. In addition, a number of specific criteria also must be met before these costs that do qualify as exit costs can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of the reorganization must be identified along with their expected completion dates and the exit program must be approved by the balance sheet date. Costs that do not qualify as exit costs are expensed when the obligation exists to pay cash or otherwise sacrifice assets.

    This item relates predominantly to the restructuring of Company's office product activities in the US and Europe, following the acquisition of Corporate Express in November 1999 and the subsequent merger with BTOPI, the Company's former US subsidiary. As explained in item c (Goodwill—Acquisition of Corporate Express) of this note, under Dutch GAAP some restructuring and integration provisions were recorded, and included in goodwill, that did not qualify for US GAAP. As a consequence, some restructuring and integration costs were expensed under US GAAP whereas under Dutch GAAP these costs were deducted from provisions.

(f) Capitalized software provision and capitalization of software development

    The Company's former US subsidiary, BT Office Products Inc. initiated Project Millennium, a project designed to create a common system platform for numerous processes in the Company, including distribution, warehousing, order entry, finance and human resources. In 1998, provisions amounting to EUR 26 million were made for future expenses related to Project Millennium which did not qualify for US GAAP and thus reversed. In 2000, EUR 11 million of these provisions were utilized and therefor expensed under US GAAP (1999: EUR 16 million).

    In addition to the above, in 1998 for Dutch GAAP purposes, the Company capitalized certain costs related to Project Milennium. Certain of the capitalized software costs that do not qualify for capitalization under US GAAP were reversed. These costs include consulting costs and internal salaries related to business process re-engineering activities as defined by EITF 97-13 and costs to determine the performance requirements of the system that qualify as costs of preliminary stage under SOP 98-1. The amounts capitalized under US GAAP were EUR 13 million for 1998 are amortized over 5 years.

    In 1999, basically all capitalized software costs were written off in the income statement for Dutch GAAP purposes as a result of the decision to use the software of Corporate Express. As these costs were written off in prior years for US GAAP purposes, the write off for software costs has been reversed to arrive at US GAAP net income.

(g) Forward currency contract and Collar and Available for Sale Securities

    At December 31, 2000, the Company held approximately 5% of the share capital of Sappi Limited, a company incorporated in the Republic of South Africa. Under Dutch GAAP the shares were valued at cost less provision for permanent impairment of the value. Approximately 50% of the currency risk of the interest in Sappi was covered and to safeguard the value of the interest in Sappi, a 'zero cost collar' on the stock index in South Africa was taken out in 1999.

    For US GAAP purposes, this investment was considered available for sale securities and marked to market. The carrying value of the investment in Sappi at December 31, 2000 was EUR 55 million (1999 EUR 45 million) and the market value was EUR 100 million (1999 EUR 120 million). The unrealized gain is recorded in Other Comprehensive Income, as part of Group equity.

    For US GAAP purposes, the currency hedge and collar were also marketed to market. The market value of the hedge and collar at December 31, 2000 is negative EUR 24 million (1999 negative EUR 44 million). The unrealized loss has been recorded in Other Comprehensive Income. For US GAAP purposes, the provision for the cost of the hedge is reversed and the discount on the foreign currency hedge on these shares is recorded as a component of Other Comprehensive Income over the term of the hedge.

    In 2000 part of the collar was sold. The result thereon was included in income under US GAAP and deferred under Dutch GAAP.

    In 1999, the Company sold 31.5 million shares and after that held only 5% of the share capital of Sappi. Based on the above adjustments to the carrying value of the shares and the currency hedge which were recorded in Other Comprehensive Income, the realized loss on the sale of these two items for US GAAP purposes differs from the loss on the sale of shares recorded for Dutch GAAP purposes. The portion of the unrealized loss recorded in the prior year has thus been reversed in the current year for the portion of shares sold.

    During 1998, for US GAAP purposes, the investment in Sappi was considered restricted stock and accounted for at cost less any other than temporary impairments. By December 31, 1998, 25% of the shares was considered unrestricted, and are therefore treated as available for sale securities under US GAAP. From December 31, 1998, these shares have been marked to market and the unrealized loss is recorded in Other Comprehensive Income.

(h) Deferred taxation

    The Company recorded valuation allowances on deferred tax assets for operating loss carryforwards. For US GAAP some of these valuation allowances did not qualify and were thus reversed.

    Furthermore, under US GAAP, liabilities of EUR 262 million at December 31, 2000 and EUR 220 million at December 31, 1999 were classified as miscellaneous tax liabilities and not included in the schedule below.

	December 31,
	2000	1999
	(In millions of euro)
Deferred tax assets
Tax on operating loss carry-forwards	460	391
Other	65	12
Total	525	403
Valuation allowance	(86)	(85)
Net deferred tax asset	439	318
Deferred tax liabilities
Inventory	8	1
Depreciation	97	67
Other	—	7
Total deferred tax liabilities	105	75

    The Company has operating loss carry-forwards at December 31, 2000 of approximately EUR 1,242 million. Of the tax loss carry forwards, an amount of approximately EUR 460 million will be expired in 2015.

(i) Pension

    Under US GAAP, SFAS 87 requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Additionally, only those accumulated gains or losses arising in the scheme from a difference between the actual experience of the scheme and the actuarial assumptions made, falling outside ten percent of the greater of the projected benefit obligation or the market value of the assets, are being amortized.

    This method significantly differs from the accounting under Dutch GAAP, whereby a provision for pensions, which relates primarily to non-reinsured pension entitlements, past-service premiums falling due in the future and commitments to former employees, is accrued at its present value.

    In accordance with SFAS 87, the excess of plan assets over projected benefit obligation, as of January 1, 1989, the transition date is recognized as a part of periodic pension costs on a prospective basis.

    Under US GAAP, SFAS 132 requires the following disclosures by an employer that sponsors one or more defined benefit pension plans.

	Years ended December 31,
	2000	1999	1998
	(In millions of euro)
Net periodic pension cost
Service cost	(11)	(12)	(9)
Interest cost	(34)	(32)	(27)
Expected return on plan assets	60	51	45
Net amortization and deferral and other expenses	(11)	(3)	(3)
Net periodic pension costs under US GAAP	4	4	6

	Years ended December 31,
	2000	1999
Change in projected benefit obligation:
Benefit obligation at beginning of year	(563)	(574)
Service cost	(11)	(12)
Interest cost	(34)	(32)
Plan participant's contributions	(3)	(2)
Amendments	(8)	—
Actuarial gain	27	85
Benefits Paid	26	30
Other	1	(49)
Exchange movements	—	(9)
Projected benefit obligation at end of year	(565)	(563)
Change in plan assets:
Fair value of plan assets at beginning of year	806	698
Actual return on plan assets	(11)	89
Employer contribution	(33)	5
Plan participants' contributions	3	2
Amendments	12
Benefits paid	(25)	(29)
Other	(1)	32
Exchange movements	—	9
Fair value of plan assets at end of year	751	806
Funded Status	186	243
Unrecognized transition cost	(23)	(30)
Unrecognized prior service cost	—	—
Unrecognized net actuarial loss	1	(86)
Other pension arrangements	(10)	(10)
Prepaid/(accrued) benefit cost	154	117
Additional minimum liability at end of year	1	1
Intangible asset	—	—
Reduction to equity	1	1

	2000	1999
Weighted average assumptions
Discount rate	6.2%	6.0%
Expected return on plan assets	7.9%	7.9%
Rate of compensation increase	3.6%	3.1%
Increase of state pension	2.5%	2.0%
Pension increases	2.6%	2.1%

    The retirement plan in Germany is a non-contributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and amounts per year of service.

(j) Dividends

    At year-end, the Company accrues for proposed dividends to be paid to shareholders, which is allowable under Dutch GAAP. Under US GAAP, dividends are recorded after formal announcement to the shareholders.

(k) Revenue recognition

    This item includes revenues with respect to graphic machines sold to customers, and financed by external financing companies and for which repurchase guarantees exist. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann. Under US GAAP these types of revenues can only be recognized when the right of recourse has ended.

    With effect from January 1, 2000, this item also includes sales of graphic machines of which installation has not yet occurred and/or not all performance obligations have been completed, in accordance with SAB 101 (see Note 32). Under Dutch GAAP sales are in general recognized when delivery takes place.

(l) Other

    This category of reconciling items is other US GAAP adjustments related to subsidiaries of the Company.

    In 1999, this item relates primarily to premiums paid for the refinancing of certain notes with the acquisition of Corporate Express. Under Dutch GAAP these premiums were capitalized and expensed under US GAAP.

US GAAP Additional Disclosures

Restructuring plan

    As a consequence of the merger with Corporate Express in October 1999, the Company introduced a restructuring plan of the office products operations in North America and Europe. The restructuring plan included closure and consolidation of approximately 100 sales offices and distribution centers, the closure of the BTOPI headoffice in Chicago, the migration of Corporate Express' order processing system ISIS into former BTOPI warehouses and the harmonization of the two companies'

e-commerce tools to one platform. The plan was approved in late 1999 and in 2000 some amendments were made. Under the plan, the Company accrued under US GAAP approximately EUR 55 million for the costs associated with the restructuring and exit costs. The movements in the restructuring provisions under US GAAP was as follows:

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of euro)
Balance at December 31, 1999	11	8	11	30
Fair value adjustments	14	5	6	25
Cash utilization	(11)	—	(7)	(18)
Transfer to assets	—	(4)	—	(4)
Currency translation	1	1	1	3
Balance at December 31, 2000	15	10	11	36

Stock Options

    For details about the Company's Stock Option Plans see Note 23 of the Consolidated Financial Statements.

    If the Company had elected to recognize compensation expense based on the fair value of the stock options at grant date as allowed by SFAS 123, "Accounting for Stock Based Compensation," compensation expense of EUR 2 million, EUR 1 million and EUR 1 million would have been recorded for the years ended December 31, 2000, 1999 and 1998 respectively.

    Net income would have been reduced to the pro forma amounts indicated below:

	December 31,
	2000	1999	1998
	(In millions of euro, except per share data)
US GAAP net income:
As reported	87	25	471
Pro forma	85	24	470
US GAAP net profit per share:
As reported	0.55	0.10	4.83
Pro forma	0.53	0.09	4.83

Operating income under US GAAP presentation

    Under Dutch GAAP, certain non-recurring items were classified as extraordinary income or expenses. Under US GAAP, certain of these items did not meet the criteria to be classified as such and thus were included in operating result.

    The income statement presented in the US GAAP format would result in a reclassification of extraordinary items to operating income, as these items are neither unusual nor infrequent according to the US GAAP definition, as indicated in the earnings per share calculation hereafter.

Earnings per share

    Basic earnings per share (EPS) is computed by dividing the income available to common shareholders by the weighted average number of common shares outstanding for the periods under review. In arriving at income available to common shareholders, dividends paid to holders of preference shares for 2000, 1999 and 1998 of EUR 33 million, EUR 17 million and EUR 14 million, respectively, were deducted for the years presented.

    Diluted EPS assume that any dilutive convertible debentures at the beginning of each year were converted at those dates and all options outstanding at the beginning of each year were exercised.

    The computation of basic and diluted earnings per common share for income from continuing and discontinued operations is as follows:

	2000	1999	1998
	(in millions of euro, except per share data)
Earnings per share computation basic
Income (loss) from continuing operations before extraordinary items	117	191	19
Less dividends on preferred shares	(33)	(17)	(14)
Income (loss) from continuing operations before extraordinary items available to common shareholders	84	174	5
Discontinued operations	(30)	(163)	452
Extraordinary item—continuing operations	—	(3)	—
Net income available to common shareholders	54	8	457
Weighted average shares (thousands)	98,790	77,514	89,125
Earnings per share—basic
Income (loss) from continuing operations before extraordinary items	0.85	2.24	0.05
Extraordinary item—continuing operations	—	(0.04)	—
Discontinued operations	(0.30)	(2.10)	5.07
Net income	0.55	0.10	5.12
	2000	1999	1998
Earnings per share computation diluted
Income (loss) from continuing operations before extraordinary items available to common shareholders	84	174	5
Effect of dilutive securities: dividend on Preference Shares C	19	3	—
Income (loss) available to common shareholders after assuming dilution	103	177	5
Discontinued operations	(30)	(163)	452
Extraordinary item—continuing operations	—	(3)	—
Net income (loss) available to common shareholders, assuming dilution	73	11	457
Weighted average shares (thousands)	119,617	96,663	89,749
Earnings per share diluted
Income (loss) from continuing operations before extraordinary items	0.86	1.83	0.06
Discontinued operations	(0.25)	(1.69)	5.04
Extraordinary item—continuing operations	—	(0.03)	—
Net income	0.61	0.11	5.10

Consolidated Statements of Comprehensive Income

	2000	1999	1998
	(In millions of euro)
Net Income US GAAP	87	25	471
Other comprehensive income net of tax:
Foreign currency translation adjustments	65	(3)	(13)
Unrealized gains and losses on marketable securities	(30)	75	(9)
Unrealized gains and losses on derivative instruments	27	(44)	(1)
Minimum pension liability	—	(1)	(2)
Comprehensive Income	149	52	446

Consolidated Statement of Cash Flows

    As permitted under Dutch GAAP changes in cash overdrafts as shown in Note 26 include changes in short term borrowings. Under US GAAP changes in cash overdrafts should be included in financing activities.

    Cash paid for acquisitions in the cash flow statement represents the total cash paid for the acquired company (i.e., not net of cash received). Similarly cash received for divestments in the cash flow statement represent the total cash receipt. The cash received/disposed of as part of acquisitions/ disposals is included in the change of cash and cash equivalents as shown in Note 20.

    Under US GAAP cash paid for acquisitions should be shown net of cash received in investing activities. Similarly cash consideration received for divestments should be shown net of cash disposed of in investing activities.

    Under US GAAP the categories of the cash flow statement would be as follows:

	December 31,
	2000	1999	1998
	(In millions of euro)
Net cash operating activities	66	56	83
Net cash investing activities	(317)	(1,160)	1,032
Net cash financing activities	265	1,081	(1,304)
(Decrease)/increase in liquid funds	14	(23)	(189)

32.  New accounting standards

    In June 1998, the US Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as

  (1)
  a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge),

  (2)
  a hedge of the exposure to variable cash flows of a forecast transaction (cash flow hedge), or

  (3)
  a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security or a foreign currency denominated forecast transaction (foreign currency hedge).

    Under SFAS 133, the accounting for changes in the fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item. For a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the forecast transaction affects earnings. For a foreign currency hedge, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

    On May 19, 1999, the FASB voted to delay the effective date of this standard and, as a consequence, the Company is required to adopt SFAS No. 133 for the fiscal year beginning January 1, 2001 insofar as it reports its results in US GAAP.

    The impact of the implementation of SFAS 133 at the start of the first quarter of 2001 will be a reduction of equity as:

  •
  The carrying value of interest rate hedging instruments (cash flow hedges) are restated onto a fair value, marked to market, basis with the loss transferred to Other Comprehensive Income prior to being reporting in earnings when the interest for the periods being hedged affect earnings (EUR 13.1 million).

  •
  For those foreign exchange swaps that meet the hedge accounting criteria and are deemed to be effective, the carrying value of foreign exchange swaps (fair value hedges) are restated at fair value, marked to market. This restatement does not lead to any material revaluation as these foreign exchange swaps were recorded at year-end rates in the balance sheets.

    On an ongoing basis, the Company believes the adoption of SFAS No. 133 will not have a material impact on its consolidated financial position or results of operations.

    In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. This statement is effective for transactions occurring after March 31, 2001. Adoption of this replacement standard is not anticipated to have a material effect on the Company's Consolidated Financial Statements.

    Effective January 1, 2000 the Company adopted new guidance on revenue recognition as is described in Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the staff of the Securities and Exchange Commission in December 1999. In conformity with SAB 101, the Company recognizes sales of graphic machines under US GAAP only when installation has occurred and all performance obligations have been completed.

    The cumulative effect of SAB 101 at January 1, 2000 was approximately EUR 6 million which was charged to net income in 2000.

33.  Valuation and Qualifying accounts

	Balance at the beginning of the period	Charges to costs and expenses	Utilization	Charged to other accounts *	Balance at the end of the period
	(In millions of euro)
Year ended December 31, 2000
Allowance for doubtful accounts	74	(3)	(16)	(2)	53
Inventory obsolescence reserve	55	15	(18)	(1)	51
Year ended December 31, 1999
Allowance for doubtful accounts	47	10	(9)	26	74
Inventory obsolescence reserve	32	6	(4)	21	55
Year ended December 31, 1998
Allowance for doubtful accounts	51	5	(3)	(6)	47
Inventory obsolescence reserve	45	3	(4)	(12)	32

*
Includes effect of acquisitions and disposals and foreign currency translation adjustments

34.  Supplemental Guarantor Information

    As part of the Credit Agreement of the Senior Subordinated Notes as well as the Senior Credit Facility, Buhrmann N.V. and certain subsidiaries of Buhrmann N.V. act as guarantors. Presented below is consolidating information for Buhrmann US Inc. the issuer of the debt, Buhrmann N.V. the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann N.V. (listed below), and the non guarantor subsidiaries of Buhrmann N.V. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann N.V. Pursuant to the indentures and the notes, Buhrmann N.V. and their subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US Inc's debt securities.

    Most reconciling items from Dutch GAAP to US GAAP as detailed in Note 31 related to the operating activities of the guarantors. The goodwill adjustment (a) relates in part to the non-guarantor subsidiaries. The deferred revenue adjustment (k) substantially relates to non-guarantors. The US GAAP adjustment to the guarantor and non-guarantor column would reduce net income for the year ended December 2000 by EUR 106 million and EUR 28 million respectively. (1999: EUR 1 million and EUR 57 million, 1998: EUR 10 million and EUR 10 million). The US GAAP adjustment would increase the guarantor equity at December 31, 2000 by EUR 647 million and decrease non-guarantor equity by EUR 21 million. (1999: increase of EUR 820 million and 11 million respectively).

GUARANTORS
as of December, 31 2000

1.  Buhrmann entities:

a) U.S.A.

ASAP SOFTWARE EXPRESS. INC.
BTOPI HOLDINGS (U.S.)
BTOP USA CORP.

BUHRMANN SWAPS, INC.
CORPORATE EXPRESS, INC.
CORPORATE EXPRESS DELIVERY SYSTEMS—EXPEDITED, INC
CORPORATE EXPRESS DOCUMENT & PRINT MANAGEMENT INC.
CORPORATE EXPRESS OFFICE PRODUCTS, INC.
CORPORATE EXPRESS OF TEXAS, INC.
CORPORATE EXPRESS PHILADELPHIA REAL ESTATE, INC.
CORPORATE EXPRESS PROMOTIONAL MARKETING, INC.
CORPORATE EXPRESS REAL ESTATE, INC.
DISTRIBUTION RESOURCES CO.
KELLY PAPER COMPANY
LICENSE TECHNOLOGIES GROUP, INC.
MOORE LABELS, INC.

b) the Netherlands

BOUWMAATSCHAPPIJ HET WAPEN VAN AMSTERDAM N.V.
BRABANTSE POORT B.V.
BUHRMANN N.V.
BUHRMANN FINANCIERINGEN B.V.
BUHRMANN FINED B.V.
BUHRMANN II B.V.
BUHRMANN INTERNATIONAL B.V.
BUHRMANN NEDERLAND B.V.
BUHRMANN NEDERLAND HOLDING B.V.
BUHRMANN OFFICE PRODUCTS AUSTRIA B.V.
BUHRMANN STAFDIENSTEN B.V.
BUHRMANN-UBBENS B.V.
CORPORATE EXPRESS BENELUX B.V.
CORPORATE EXPRESS BEVERWIJK B.V.
CORPORATE EXPRESS EUROPE B.V.
CORPORATE EXPRESS HOLDING B.V.
CORPORATE EXPRESS NEDERLAND B.V.
DEUTSCHMANN & ROELANTS B.V.
DINGLER KANTOOR CENTRUM B.V.
DOCVISION B.V.
JONKERS INTERNATIONAL B.V.
KNP NEDERLAND B.V.
KNP NEDERLAND (HOLDING) B.V.
PAPIERMAATSCHAPPIJ AMSTERDAM—WEST B.V.
PROOST & BRANDT B.V.
RHOSILI AMSTERDAM C.V.
PAPIERGROOTHANDEL V/H RIEM EN HONIG B.V.
RIEM EN HONIG BEHEER B.V.
STORE OFFICE PAPER B.V.

TETTERODE NEDERLAND B.V.
TRICOM PAPER INTERNATIONAL B.V.
VEENMAN B.V.
VELPA ENVELOPPEN B.V.
VRG INSURANCES B.V.

c) Germany

BUHRMANN BETEILIGUNGEN DEUTSCHLAND GMBH
BUHRMANN HOLDING GMBH & CO. KG,
BUHRMANN HOLDING VERWALTUNGS GMBH
CORPORATE EXPRESS GMBH
CORPORATE EXPRESS (DEUTSCHLAND) GMBH
CORPORATE EXPRESS DEUTSCHLAND GMBH
CORPORATE EXPRESS DEUTSCHLAND GMBH & CO. VERTRIEBS KG
CORPORATE EXPRESS VERWALTUNGS GMBH
DEUTSCHE PAPIER GRUNDSTUCKS GMBH & CO. KG
DEUTSCHE PAPIER HOLDING GMBH
DEUTSCHE PAPIER VERTRIEBS GMBH
FSMA VERWALTUNGS-UND BETEILGUNGS GMBH
JOSEF FRÖHLEN PAPIERGROSSHANDLUNG-WILLI REDDEMANN IMPORT EXPORT GMBH

d) England

ADHESIVE AND DISPLAY PRODUCTS LIMITED
BUHRMANN UK LIMITED
CONTRACT PAPER LIMITED
COPYGRAPHIC PLC
CORPORATE EXPRESS (HOLDINGS) LIMITED
CORPORATE EXPRESS (UK) LIMITED
HOWARD SMITH PAPER LIMITED
THE HOWARD SMITH PAPER GROUP LIMITED
W. LUNNON & COMPANY LIMITED
THE M6 PAPER GROUP LIMITED
PINNACLE FILM & BOARD SALES LIMITED
RAMCHESTER FURNISHINGS INTERNATIONAL LIMITED
RETAIL CONCEPT PACKAGING LIMITED
ROBERT HORNE GROUP PLC
ROBERT HORNE PAPER COMPANY LIMITED
SAVORY PAPER LIMITED
TRADE PAPER LIMITED

e) Belgium:

BUHRMANN EUROPCENTER N.V.

BUHRMANN N.V.

Consolidated Balance Sheet December 31, 2000

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	(In millions of euro)
Fixed assets
Intangible Fixed assets	—	—	1,944	251	—	2,195
Tangible fixed assets	—	—	504	124	—	628
Financial fixed assets	51	—	314	122	—	487
	51	—	2,762	497	—	3,310
Group Participations	—	832	—	—	(832)	—
Current assets
Inventories	—	—	561	223	—	784
Accounts receivable	—	—	1,274	595	(1)	1,868
Other receivables	—	1	334	70	(6)	399
	—	1	2,169	888	(7)	3,051
Cash	—	—	56	26	(25)	57
Total assets	51	833	4,987	1,411	(864)	6,418
Group equity
Common shares	—	116	—	—	—	116
Preference shares	—	61	—	—	—	61
Additional paid in	—	1,347	—	—	—	1,347
Other reserves	1,980	331	(1,802)	654	(832)	331
Minority interest	—	—	—	32	—	32
	1,980	1,855	(1,802)	686	(832)	1,887
Provisions
Pensions	—	—	16	9	—	25
Deferred taxes	8	—	236	(1)	—	243
Other	—	—	94	20	—	114
	8	—	346	28	—	382
Long term liabilities
Subordinated loans and loans	1,789	—	20	261	—	2,070
Intercompany financing	(3,805)	(1,097)	5,143	(241)	—	—
	(2,016)	(1,097)	5,163	20	—	2,070
Current liabilities
Current portion long term loans	—	—	27	64		91
Bank overdrafts	47	—	—	82	(25)	104
Accounts payable	—	—	921	324	(1)	1,244
Other liabilities	32	—	332	207	(6)	565
Dividend payable	—	75	—	—	—	75
	79	75	1,280	677	(32)	2,079
Group Equity and liabilities	51	833	4,987	1,411	(864)	6,418

BUHRMANN N.V.

Consolidated Balance Sheet December 31, 1999

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	(In millions of euro)
Fixed assets
Intangible Fixed assets	—	—	1,710	173	—	1,883
Tangible fixed assets	—	—	468	93	—	561
Financial fixed assets	78	—	150	275	—	503
	78	—	2,328	541	—	2,947
Group Participations	—	1,256	—	—	(1,256)	—
Current assets
Inventories	—	—	486	172	—	658
Accounts receivable	—	—	1,052	488	(11)	1,529
Other receivables	—	1	290	65	(56)	300
	—	1	1,828	725	(67)	2,487
Cash	—	—	59	29	(14)	74
Total assets	78	1,257	4,215	1,295	(1,337)	5,508
Group equity
Common shares	—	110	—	—	—	110
Preference shares	—	61	—	—	—	61
Additional paid in	—	1,194	—	—	—	1,194
Other reserves	1,778	90	(988)	467	(1,257)	90
Minority interest	—	—	—	31	—	31
	1,778	1,455	(988)	498	(1,257)	1,486
Provisions
Pensions	—	—	17	7	—	24
Deferred taxes	—	—	191	(10)	—	181
Other	—	—	82	22	—	104
	—	—	290	19	—	309
Long term liabilities
Subordinated loans and loans	1,761	—	72	65	—	1,898
Intercompany financing	(3,462)	(288)	3,662	88	—	—
	(1,701)	(288)	3,734	153	—	1,898
Current liabilities
Current portion long term loans	—	—	19	112	—	131
Bank overdrafts	—	—	(49)	67	(16)	2
Accounts payable	—	—	678	302	(11)	969
Other liabilities	1	19	531	144	(53)	642
Dividend payable	—	71	—	—	—	71
	1	90	1,179	625	(80)	1,815
Group Equity and liabilities	78	1,257	4,215	1,295	(1,337)	5,508

BUHRMANN N.V.

Consolidated Statement of Income December 31, 2000

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantors Subsidiaries	Eliminations	Total
	(In millions of euro)
Net sales	—	—	7,342	2,261	—	9,603
Consumables	—	—	(5,260)	(1,744)	—	(7,004)
Work subcontracted out	—	—	(216)	(42)	—	(258)
Added value	—	—	1,866	475	—	2,341
Labor costs	—	—	(1,027)	(219)	—	(1,246)
Other operating costs	(1)	—	(349)	(86)	—	(436)
Depreciation and amortization	—	—	(145)	(23)	—	(168)
Operating costs	(1)	—	(1,521)	(328)	—	(1,850)
Operating result	(1)	—	345	147	—	491
Net financing costs	123	46	(355)	(35)	—	(221)
Income from operations before taxes	122	46	(10)	112	—	270
Taxes	(50)	(13)	51	(43)	—	(55)
Other financial results	—	—	4	—		5
Minority interest	—	—	—	(9)	—	(9)
Result subsidiaries	29	178	—	—	(207)	—
Income from continuing operations	101	211	46	60	(207)	211
Discontinued operations:
Income from discontinued operations	—	—	—	—	—	—
Result on disposal discontinued	—	(3)	—	(3)	3	(3)
Extraordinary results discontinued	—	—	—	—	—	—
Extraordinary result continued	—	—	20	(7)	—	13
Extraordinary result subsidiaries	—	13	—	—	(13)	—
Net income	101	221	66	50	(217)	221

BUHRMANN N.V.

Consolidated Statement of Income December 31, 1999

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantors Subsidiaries	Eliminations	Total
	(In millions of euro)
Net sales	—	—	3,988	1,295	—	5,283
Consumables	—	—	(2,943)	(1,006)	—	(3,949)
Work subcontracted out	—	—	(118)	(27)	—	(145)
Added value	—	—	927	262	—	1,189
Labor costs	—	—	(533)	(124)	—	(657)
Other operating costs	—	—	(213)	(54)	—	(267)
Depreciation and amortization	—	—	(30)	(35)	—	(65)
Operating costs	—	—	(776)	(213)	—	(989)
Operating result	—	—	151	49	—	200
Net financing costs	5	15	(5)	(61)	—	(46)
Income from operations before taxes	5	15	146	(12)	—	154
Taxes	(2)	(5)	(5)	(19)	—	(31)
Other financial results	—	—	9	3	—	12
Minority interest	—	—	—	(1)	—	(1)
Result subsidiaries	19	128	—	—	(147)	—
Income from continuing operations	22	138	150	(29)	(147)	134
Discontinued operations:
Income from discontinued operations	—	—	—	3	—	3
Result on disposal discontinued	—	—	—	(119)	—	(119)
Extraordinary results discontinued	—	—	—	—	—	—
Extraordinary result continued	—	—	65	—	—	65
Extraordinary result subsidiaries	(28)	(55)	—	—	83	—
Net income	(6)	83	215	(145)	(64)	83

BUHRMANN N.V.

Consolidated Statement of Income December 31, 1998

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantors Subsidiaries	Eliminations	Total
	(In millions of euro)
Net sales	—	—	3,265	1,002	14	4,281
Consumables	—	—	(2,433)	(775)	(14)	(3,222)
Work subcontracted out	—	—	(99)	(22)	—	(121)
Added value	—	—	733	205	—	938
Labor costs	—	—	(420)	(102)	—	(522)
Other operating costs	—	1	(174)	(52)	—	(225)
Depreciation and amortization	—	—	(33)	(9)	—	(42)
Operating costs	—	1	(627)	(163)	—	(789)
Operating result	—	1	106	42	—	149
Net financing costs	—	57	11	(87)	—	(19)
Income from operations before taxes	—	58	117	(45)	—	130
Taxes	—	(25)	(16)	18	—	(23)
Other financial results	—	—	9	(4)	—	5
Minority interest	—	—	(5)	(1)	—	(6)
Result subsidiaries	—	65	—	—	(65)	—
Income from continuing operations	—	98	105	(32)	(65)	106
Discontinued operations:
Income from discontinued operations	—	46	—	(7)	—	39
Result on disposal discontinued	—	590	—	(46)	—	544
Extraordinary results discontinued	—	(75)	—	55	(9)	(29)
Extra ordinary result continued	—	—	(136)	—	—	(136)
Extra ordinary result subsidiaries	—	(135)	—	—	135	—
Net income	—	524	(31)	(30)	61	524

BUHRMANN N.V.

Consolidated Cash Flow Statement December 31, 2000

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	(In millions of euro)
Cash flows from operating activities
Operating result	(1)	—	345	146	1	491
Adjustments for:
Depreciation and amortization	—	—	145	22	1	168
Addition to/(release of) provisions	—	—	(29)	—	—	(29)
(Increase)/decrease working capital	33	—	(275)	(52)	—	(294)
Other operational receipts/(payments)
Interest paid	112	46	(355)	(14)	—	(211)
Profit tax paid	—	—	(27)	(12)	—	(39)
Payments charged to provisions	—	—	(20)	—	—	(20)
Net cash provided by operating activities	144	46	(216)	90	2	66
Cash flows from investing activities
Investments in tangible fixed assets	—	—	(105)	(17)	—	(122)
Acquisition of group companies and participations	—	—	(113)	—	—	(113)
Payments related to integration of Group companies	—	—	(158)	—	—	(158)
Divestment of group companies and participations	—	—	76	—	—	76
Net cash provided by investing activities	—	—	(300)	(17)	—	(317)
Cash flows from financing activities
Shares issued	—	172	—	—	—	172
Dividend payments	—	(53)	—	—	—	(53)
Surplus Pension Fund	—	—	31	—	—	31
Payment to minority shareholders	—	—	—	(2)	—	(2)
IC Loans	(191)	(165)	568	(212)	—	—
Repayment (Drawn) long term debt (net)	—	—	(136)	151	—	15
Net cash used by financing activities	(191)	(46)	463	(63)	—	163
(Decrease)/Increase liquid funds	(47)	—	(53)	10	2	(88)

BUHRMANN N.V.

Consolidated Cash Flow Statement December 31, 1999

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	(In millions of euro)
Cash flows from operating activities
Operating result	—	—	145	55	—	200
Adjustments for:
Depreciation and amortization	—	—	52	13	—	65
Addition to/(release of) provisions	—	—	(12)	—	—	(12)
(Increase)/decrease working capital	(1)	—	(67)	(68)	—	(136)
Other operational receipts/(payments)
Interest paid	5	15	(22)	(30)	—	(32)
Profit tax paid	—	—	(12)	2	—	(10)
Payments charged to provisions	—	—	(23)	—	—	(23)
Net cash provided by operating activities	4	15	61	(28)	—	52
Cash flows from investing activities
Investments in tangible fixed assets	—	—	(57)	(18)	—	(75)
Acquisition of group companies and participations	—	—	(1,279)	—	—	(1,279)
Divestment of group companies and participations	—	—	165	—	—	165
Net cash provided by investing activities	—	—	(1,171)	(18)	—	(1,189)
Cash flows from financing activities
Shares issued	—	602	—	—	—	602
Dividend payments	—	(39)	—	—	—	(39)
IC Loans	(1,589)	(578)	2,112	55	—	—
Repayment (Drawn) long term debt (net)	1,585	—	(989)	(6)	—	590
Net cash used by financing activities	(4)	(15)	1,123	49	—	1,153
(Decrease)/Increase liquid funds	—	—	13	3	—	16

BUHRMANN N.V.

Consolidated Cash Flow Statement December 31, 1998

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	(In millions of euro)
Cash flows from operating activities
Operating result	—	1	95	53	—	149
Adjustments for:
Depreciation and amortization	—	—	46	(4)	—	42
Addition to/(release of) provisions	—	—	(8)	—	—	(8)
(Increase)/decrease working capital	—	—	(27)	(14)	—	(41)
Other operational receipts/(payments)
Interest paid	—	57	25	(102)	—	(20)
Profit tax paid	—	—	(18)	—	—	(18)
Payments charged to provisions	—	—	(21)	3	—	(18)
Net cash provided by operating activities	—	58	92	(64)	—	86
Cash flows from investing activities
Investments in tangible fixed assets	—	—	(45)	(11)	—	(56)
Acquisition of group companies and participations	—	—	(128)	70	—	(58)
Divestment of group companies and participations	—	—	703	—	—	703
Movements in net assets from discontinued oper.	—	—	704	(87)	—	617
Net cash provided by investing activities	—	—	1,234	(28)	—	1,206
Cash flows from financing activities
Repurchase of preference and ordinary shares	—	(272)	—	—	—	(272)
Dividend payments	—	(68)	—	—	—	(68)
Repayment to shareholders	—	(485)	—	—	—	(485)
Repurchase of 30% interest BT OPI	—	—	(137)	—	—	(137)
Payment to and repurchase minority interests	—	—	(71)	—	—	(71)
IC Loans	—	767	(1,007)	240	—	—
Repayment (Drawn) long term debt (net)	—	—	(288)	(173)	—	(461)
Net cash used by financing activities	—	(58)	(1,503)	67	—	(1,494)
(Decrease)/Increase liquid funds	—	—	(177)	(25)	—	(202)