Form 20-F
period 2001-12-31
BUHRMANN NV
filed 2002-05-17
CIK 948634

Use these links to rapidly review the document
TABLE OF CONTENTS
ITEM 18 FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

12 1/4% Senior Subordinated Notes due 2009 and
Ordinary Shares at a par value of EUR 1.20 per share each,
represented by American Depositary Shares
(Title of Class)

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

131,834,993 Ordinary Shares
53,281,979 Preference Shares A
0 Preferences Shares B
37,268 Preference Shares C

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

        Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☒

EXPLANATORY NOTE

        Unless the context otherwise requires, the terms "Buhrmann", "the Company", "us", "our" and "we" as used in this annual report refer to Buhrmann NV and its subsidiaries as a combined entity, except where we make clear that such term means only the parent company.

        Unless otherwise specified or the context requires, references in this annual report to "Dutch guilders," and "NLG" are to the lawful currency of the Netherlands prior to January 1, 2002; to "euros," and "EUR" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union; to "US dollars," "US$," "$" and "USD" are to the lawful currency of the United States of America; to "GBP", "Great Britain Pounds" and "pound sterling" are to the lawful currency of the United Kingdom; to "US" are to the United States of America; and to "UK" are to the United Kingdom. We publish our consolidated financial statement in euros. Solely for your convenience, this annual report contains translations of certain euro amounts into US dollars at specified rates. These translations are not audited and should not be construed as representations that the euro amounts actually represent the US dollar amounts or could be converted into US dollars. Unless otherwise indicated the US dollar/euro translations have been made at historical rates which were in effect on the date of the occurrence of or calculation in respect of the referenced item.

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

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3: KEY INFORMATION

Selected Financial Data

        The following tables present selected financial data for Buhrmann as of and for the years ended December 31, 1997, 1998, 1999, 2000 and 2001. The financial information has been prepared in accordance with Dutch GAAP. Reference is made to Note 32 of the Notes to the Consolidated Financial Statements, discussing the differences between Dutch GAAP and US GAAP which materially affect reported net earnings basic and diluted, net earnings per Ordinary Share and Group equity. Additionally, reference is made to Item 4 "Information on the Company" for information about material acquisitions and consolidations affecting the periods presented below.

        These tables should be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Consolidated Financial Statements, and the related notes thereto, of Buhrmann, included elsewhere in this annual report.

	Year Ended December 31,
Statement of Income:
	1997	1998	1999	2000	2001	2001
	(in millions of euro)					(in millions of US dollars(6))
Amounts in accordance with Dutch GAAP
Net sales	4,005	4,281	5,283	9,603	10,408	9,172
Costs of goods sold	(2,984)	(3,222)	(3,949)	(7,004)	(7,702)	(6,788)
Other costs of sales	(115)	(121)	(145)	(258)	(310)	(273)

Added value	905	938	1,189	2,341	2,396	2,111
Labor costs	(508)	(522)	(657)	(1,246)	(1,390)	(1,225)
Other operating costs	(218)	(225)	(267)	(436)	(489)	(431)
Depreciation and amortization	(37)	(42)	(65)	(168)	(176)	(155)

Operating result	142	149	200	491	341	300
Net financing costs	(19)	(19)	(46)	(221)	(210)	(185)

Income from operations before taxes	123	130	154	270	131	115
Taxes	(22)	(23)	(31)	(55)	(24)	(21)
Other financial results	5	5	12	5	(3)	(2)
Minority interests	(7)	(6)	(1)	(9)	(9)	(8)

Income from continuing operations before extraordinary items	99	106	134	211	95	84
Income from discontinued operations	48	39	3	—	—	—
Result on disposal of discontinued operations	82	544	(119)	(3)	—	—
Extraordinary result from discontinued operations	(91)	(29)	—	—	—	—
Extraordinary result from continuing operations	(118)	(136)	65	13	(40)	(36)

Net income	20	524	83	221	55	48

Amounts with US GAAP adjustments
Net sales	3,965	4,269	5,271	9,595	10,436	9,197
Operating result before restructuring and integration expenses(1)(4)	125	126	186	468	347	306
Operating result(1)	125	126	138	362	195	172
Income from operations before taxes and before restructuring and integration expenses(1)(4)	111	137	212	245	164	145
Income from operations before taxes(1)	111	137	164	139	12	11
Income from continuing operations before extraordinary items(1)	73	104	192	118	35	31
Net income(1)	(171)	471	25	87	35	31
Balance Sheet Data (at period end):
Amounts in accordance with Dutch GAAP
Total assets	2,982	2,119	5,508	6,418	7,117	6,272
Long-term debt	506	217	1,898	2,070	2,059	1,815
Group equity(2)	1,420	873	1,543	1,948	2,671	2,354
Amounts with US GAAP adjustments
Total assets(3)	3,595	2,883	6,130	7,127	7,701	6,786
Group equity(2)	1,994	1,709	2,374	2,574	3,157	2,782

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in euro, unless otherwise indicated)
Other Data:
Amounts in accordance with Dutch GAAP
Depreciation (in millions of euro)	36	40	55	113	109
Amortization of goodwill (in millions of euro)	1	2	10	55	67
Capital expenditures(in millions of euro)	55	56	75	122	127
Capital stock—Ordinary (in millions of euro)	117	86	110	116	157
Number of Ordinary Shares outstanding at year-end (in thousands)	103,959	76,364	96,394	102,544	131,835
Cash dividend declared per Ordinary Share	.48	.60	.60	.60	.16
Income per Ordinary Share from continuing operations before extraordinary items basic	.80	.99	1.51	1.80	.49
Income per Ordinary Share from continuing operations before extraordinary items fully diluted	.80	1.03	1.53	1.64	.49
Income per Ordinary Share from continuing operations before extraordinary items and amortization of goodwill basic (4)	.81	1.00	1.64	2.35	1.03
Income per Ordinary Share from continuing operations before extraordinary items and amortization of goodwill fully diluted (4)	.81	0.99	1.55	2.10	1.02
Net income per Ordinary Share basic	.05	5.44	0.84	1.90	0.17
Net income per Ordinary Share fully diluted	.05	5.32	0.82	1.72	0.17
In millions of euro:
Net cash provided (used) by operating activities	116	86	52	66	469
Net cash provided (used) by investing activities	483	1,206	(1,189)	(317)	(766)
Net cash provided (used) by financing activities	(201)	(1,494)	1,153	163	420
Cash dividend in USD declared per Ordinary Share(5)	0.43	0.54	0.54	0.54	0.14

(1)
Several US GAAP adjustments have been made to operating result to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was previously written off to equity, to adjust goodwill for restructuring and integration provisions not allowed under US GAAP, to reverse these restructuring and integration provisions and other provisions not allowed under US GAAP, to amortize intangible assets, to write-off capitalized software, to add extraordinary items to operating income, to record derivative instruments at fair value, to recognize additional pension assets and to reverse revenue deferred under US GAAP. The extraordinary items classified as such under Dutch GAAP mainly consist of provisions for restructuring and integration costs, losses on the sale of businesses, a provision for excess costs that will be incurred on a software development project and a repayment from the Buhrmann pension fund.

(2)
From 2001, the Balance Sheet is prepared before appropriation of profit. This means that the dividend on Ordinary Shares is accounted for on a cash basis and is no longer accrued. The comparative figures for the years ended December 31, 1997 through 2000 have been restated.

(3)
Several US GAAP adjustments have been made to total assets to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was written off to equity under Dutch GAAP, to adjust goodwill for restructuring and integration provisions not allowed under US GAAP, to recognize intangible assets, to expense software costs which do not qualify for capitalization under US GAAP, to recognize the gain (loss) on available-for-sale securities, to recognize deferred tax assets under US GAAP, and to recognize additional pension assets.

(4)
Operating result before restructuring and integration expenses and income from continuing operations before extraordinary items and amortization of goodwill are included because management believes it is a useful indicator of performance of the Company. Operating result before restructuring and integration expenses and income from continuing operations before extraordinary items and amortization of goodwill should not be considered as a substitute for operating income, net income, cash flow or other statements of operations or cash flow computed in accordance with Dutch GAAP or US GAAP or as a measure of the Company's result of operations or liquidity. Operating result before restructuring and integration expenses under US GAAP is calculated by adding to operating result, restructuring and integration expenses of EUR 152 million, EUR 106 million and EUR 48 million for the years ended December 31, 2001, 2000 and 1999 respectively. There were no restructuring and integration expenses in the years ended December 31, 1998 and 1997. Income from continuing operations before extraordinary items and amortization of goodwill is calculated by adding to income from continuing operations before extraordinary items, amortization of goodwill as included in the tables above.

(5)
The cash dividend was translated from euros to US dollar at the April 30, 2002 Noon Buying rate for cable transfers of 1 euro = 0.9002 US dollar, as defined below.

(6)
Certain euro amounts have been translated into United States dollars at the rate of EUR 1.1347 to the United States dollar. Such translations should not be construed as representation that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

Exchange Rates

        The historical financial information for Buhrmann included in this annual report for all time periods ending before January 1, 1999 was originally stated in Dutch Guilders (NLG). In January 1999 Buhrmann started reporting in euro. The historical financial information stated in NLG have been converted into euro using a rate of NLG 2.20371 to the euro. On April 30, 2002 the Noon Buying rate for euros for cable transfers in US dollar was 0.9002.

        The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the guilder (1997-1998) and the euro (1999-2001). The term "Noon Buying Rate" means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for 1997 to 2001.

        Noon Buying rates for Dutch guilders

	Dutch guilder per US dollar
Year
	Year end	Average	High	Low
1997	2.0278	1.9525	2.1177	1.7300
1998	1.8770	1.9837	2.0890	1.8142

        Noon Buying rates for euro

	US dollar per euro
Year
	Year end	Average	High	Low
1999	1.0070	1.0653	1.1812	1.0016
2000	0.9388	0.9232	1.0335	0.8270
2001	0.8901	0.8952	0.9535	0.8370

        In determining earnings originally stated in foreign currencies, Buhrmann used an average of daily exchange rates of the respective currency versus the euro. For the balance sheet, Buhrmann used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

	Balance sheet December 31, 1999	Income statement 1999
Australian Dollar per euro	1.5422	1.6540
Canadian Dollar per euro	1.4608	1.5857
Great Britain Pound per euro	0.6217	0.6592
United States Dollar per euro	1.0046	1.0668
	Balance sheet December 31, 2000	Income statement 2000
Australian Dollar per euro	1.6770	1.5893
Canadian Dollar per euro	1.3965	1.3712
Great Britain Pound per euro	0.6241	0.6094
United States Dollar per euro	0.9305	0.9240
	Balance sheet December 31, 2001	Income statement 2001
Australian Dollar per euro	1.7270	1.7325
Canadian Dollar per euro	1.4077	1.3868
Great Britain Pound per euro	0.6080	0.6218
United States Dollar per euro	0.8813	0.8955

        The following table sets forth the high and low noon buying rate for the euro of each of the monthly periods indicated (US dollar per euro):

Month	High	Low
November 2001	0.9044	0.8770
December 2001	0.9044	0.8773
January 2002	0.9031	0.8594
February 2002	0.8778	0.8613
March 2002	0.8836	0.8652
April 2002	0.9028	0.8750

Risk Factors

        The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

Risks Relating to Our Business

Buhrmann may overestimate the benefits from acquisitions and may incur unknown liabilities in connection with acquisitions

        Statements regarding the increased earnings estimates, the anticipated operating efficiencies, cost savings and other benefits Buhrmann expects to realize from integration of acquired businesses are forward-looking statements. Actual results for the combined operations could differ materially from results currently anticipated depending upon, among other things:

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

        Buhrmann is continuing to analyze the integration of the office supplies divisions of Samas-Groep NV (Samas) and US Office Products Company (USOP), and other acquired businesses and Buhrmann cannot assure that its targets regarding integration will be achieved.

        Buhrmann has made acquisitions, including Samas and USOP, which have certain attendant risks (see item 5 "Operating and Financial Review and Prospects—Acquisitions and Divestments"). Buhrmann may incur undisclosed or otherwise unforeseen financial, commercial, tax, pension, litigation, environmental or other liabilities in connection with such acquisitions, or Buhrmann may have underestimated the liabilities of which it is aware. If such liabilities materialize or are greater than Buhrmann estimates, they could result in a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann may be required to indemnify purchasers of the businesses that Buhrmann sold for pre-sale liabilities

        Buhrmann has divested various subsidiaries and divisions, some of which were substantial (see Item 4 "Information on the Company—History and Development of the Company" and Item 5 "Operating and Financial Review and Prospects—Acquisitions and Divestments"). In connection with these divestments, Buhrmann has agreed to indemnify the purchasers against various potential liabilities, such as environmental liabilities and liabilities related to taxes. Buhrmann has established reserves for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot assure that these reserves will in fact be sufficient to cover these potential liabilities. The lack of adequate reserves could have a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann may not be able to manage its growth effectively

        Part of Buhrmann's strategy is to take advantage of selected opportunities to grow by acquiring other businesses whose operations or product lines complement Buhrmann's existing businesses or whose geographic location or market position enable Buhrmann to expand into new markets. However, Buhrmann may not be able to successfully consummate and/or integrate future acquisitions. The success of any future acquisition Buhrmann makes will depend on:

  •
  how well Buhrmann assesses the value, strengths and weaknesses of acquisition candidates;

  •
  Buhrmann's ability to acquire businesses and finance acquisitions on acceptable terms, and

  •
  Buhrmann's ability to integrate and operate the acquired businesses profitably after its acquisition.

        Additional risks associated with future acquisitions include:

  •
  the loss of key personnel in the acquired company;

  •
  the loss of customers in the acquired company, and

  •
  the failure to discover liabilities of the acquired company for which Buhrmann may be responsible following the    acquisition.

        Additional challenges which may result from organic growth as well as growth through acquisitions include Buhrmann's ability to:

  •
  improve the efficiency of growing operations;

  •
  manage efficiently the operations and employees of expanding businesses, and

  •
  hire enough qualified personnel to staff new or expanded operations.

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

  •
  a substantial part of Buhrmann's assets has been pledged to secure Buhrmann's obligations under the Senior Credit Facility and in connection with its securitization program (see Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources") and will be unavailable to secure other debt, which will limit Buhrmann's ability to obtain additional debt financing;

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

        Buhrmann is also restricted by the terms of its debt. The terms of such debt limit Buhrmann's flexibility in operating its business. In particular, these agreements limit Buhrmann's ability to, among other things, incur other debt, make investments and enter into certain corporate transactions. The Senior Credit Facility (see Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources"), also requires Buhrmann to meet certain financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. In addition, the lender under the Senior Credit Facility could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann's assets that secure the Senior Credit Facility. If there is a default under the Senior Credit Facility, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

If Buhrmann's contract with Heidelberger were to be terminated, or Heidelberger were to cease operations, Buhrmann could lose most of its Graphic Systems Division's revenues

        Buhrmann's Graphics Systems Division is the exclusive distributor of printing equipment manufactured by Heidelberger in a number of countries. The Graphics Systems Division derives its revenues primarily from sales of such equipment. The exclusive distribution agreement runs for an indefinite period of time; parties agreed that it cannot be terminated before June 30, 2003. If Heidelberger were to terminate the distribution agreement or cease operations (without a successor), Buhrmann's business, financial condition and results of operations may be adversely affected.

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

Buhrmann's exposure to exchange rate fluctuations may adversely affect its financial results and condition

        Buhrmann's subsidiaries are exposed to exchange rate fluctuations on both an operational and a reporting level. Buhrmann prepares its Consolidated Financial Statements in euro. Buhrmann's subsidiaries generally report their results of operations in local currency. Consequently, in 2001 approximately 50% of Buhrmann's revenues, 65% of Buhrmann's borrowings and 55% of Buhrmann's operating result before depreciation and amortization of goodwill were denominated in US dollar. Although Buhrmann enters into forward foreign exchange and currency swap contracts to minimize its exposure to exchange rate fluctuations, Buhrmann is to a certain extent still exposed to exchange rate fluctuations. Accordingly, Buhrmann's reported results of operations and financial condition could be adversely affected by changes in currency exchange rates between those currencies and the euro.

Cost reduction programs

        In the course of 2001, Buhrmann implemented cost reduction programs, including a reduction in the number of staff. Buhrmann expects that these programs will result in structural cost savings and will improve Buhrmann's operating results. However, this expectation involves a number of assumptions and uncertainties, and as a result, Buhrmann may not achieve the expected benefits. Buhrmann recorded extraordinary charges in 2001 for these cost reduction programs. Buhrmann cannot assure that additional charges of this kind will not be required in the future as well.

Risks Relating to Our Industry

The demand for Buhrmann's products and services relates to the number of white collar workers employed by Buhrmann's customers

        An interruption of growth in the markets where Buhrmann's customers operate may have an adverse effect on Buhrmann's operating results. The demand for Buhrmann's products and services, most notably in office products, relates to the number of white collar workers employed by Buhrmann's customers. A reduction of white collar workers at Buhrmann's customers base may adversely affect Buhrmann's operating results.

        In addition, Buhrmann's customers may, on short term notice, postpone or reduce spending on Buhrmann's products and services per white collar worker. Customers may also, on short term notice, substitute certain of Buhrmann's products and services for its other—lower margin—products and services. Any such postponement, reduction or substitution may also adversely affect Buhrmann's operating results.

Fluctuations in paper prices may adversely affect Buhrmann's gross margins and operating results

        Buhrmann's results and working capital for the Paper Merchanting Division are sensitive to paper price fluctuations. Several factors contribute towards the volatility of paper prices, including the length of the supply chain and the level of utilization of pulp and paper making capacity and the timing and scale of new capacity investments. Decreases in market price generally cause a decrease in the gross margins per ton of Buhrmann's paper merchanting subsidiaries. The volatility of paper prices may also have an impact on margins, since there is generally a time lag before price movements pass through the markets to our customers. A 1% change in paper prices may lead to an approximately 2% change in the operating result of the Paper Merchanting Division.

Buhrmann could lose market share and profit margins due to increased competitive pressures

        Each of Buhrmann's divisions operates in a highly competitive market. Many of Buhrmann's competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann's competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Buhrmann's markets such as new internet based businesses, may alter the competitive landscape to Buhrmann's disadvantage. If Buhrmann's competitors successfully exploit these advantages, they could force Buhrmann to lower its prices or may cause Buhrmann to sell fewer of its products, either of which could materially adversely affect Buhrmann's business, financial condition and results of operations.

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

        In 1997 and early 1998, KNP BT made certain strategic decisions concerning its future. In April 1997, KNP BT divested its protective and flexible packaging activities for EUR 454 million to Tenneco, Inc. In December 1997, KNP BT sold its paper manufacturing subsidiary, KNP LEYKAM, to Sappi Limited ("Sappi"), a South African paper group. In consideration for the sale of KNP LEYKAM, KNP BT received EUR 335 million in the form of loan notes (sold immediately following the closing for EUR 307 million in cash) and 44.6 million shares in Sappi. Buhrmann sold these shares in two tranches; 31.5 million as part of a global offering by Sappi in November 1999, and in February 2001 the remaining 13.1 million. In June 1998, the remainder of the packaging business (Kappa) was sold for EUR 1.4 billion to two venture capital groups, CVC and Cinven.

        In August 1998, KNP BT was renamed Buhrmann N.V. At that time the former KNP BT's business services and distribution activity remained as its major business activity.

        In October 1999, Buhrmann acquired 100% of the outstanding capital stock of Corporate Express, Inc. The acquisition and the related refinancing costs amounted to approximately USD 2.6 billion, raised by means of a Senior Credit Facility in the amount of USD 1.9 billion (see item 5 "Operating and Financial Review and Prospects—Capital Resources"), the issue of USD 350 million 12 1/4% Senior Subordinated Notes due 2009 (the "12 1/4% Notes") and the issue of Preference Shares C in the amount of USD 350 million. The acquisition of Corporate Express provided Buhrmann with significantly increased scale, a good platform for growth, an improved information technology system and an experienced US-based management team. The subsequent integration of Corporate Express resulted in substantial synergies and cost savings from improved purchasing terms, the merger of duplicative head offices, warehouses, distribution facilities and back offices and staff reductions. In November 2000, Buhrmann issued EUR 300 million of Ordinary Shares; the proceeds were used to reduce acquisition debt.

        In the first half of 2000, Buhrmann divested its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), which was no longer considered a core business. The value added resellers, operating under the names of Info'Products and Allium, were sold in May 2000 to a newly formed subsidiary of Specialist Computer Holdings plc of Great Britain, a large privately owned technology group. A portion of the consideration was financed by Buhrmann through loan notes, the principal of which was repaid in May 2002.

        In June 2000, Buhrmann issued EUR 123 million of Ordinary Shares to fund the Company's general acquisition program.

        Buhrmann acquired the office supplies division of Samas for EUR 321 million in cash in April 2001 and the assets of USOP's North American office products business for USD 172 million (EUR 193 million) in cash in May 2001. The integration of the Samas office supplies division in Europe and the USOP office products business in North America expanded Buhrmann's market scope in those two regions. Synergies have been realized from the integration of administrative, marketing, and support services functions, improved purchasing scale benefits, and the rationalization of warehouses and distribution facilities. The Samas and USOP acquisitions were financed partly by means of additional debt under the Senior Credit Facility and partly by means of an issue of Ordinary Shares in March 2001 which raised EUR 665 million, net of expenses.

        A precondition for approval by the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann's subsidiary Corporate Express Nederland B.V. This sale was effected in November 2001.

        In September 2001, Buhrmann listed American Depository Shares (ADSs), representing its Ordinary Shares, on the New York Stock Exchange. The ADSs are quoted under the symbol "BUH". The ADSs, evidenced by American Depositary Receipts (ADRs), each represent one Ordinary Share of Buhrmann N.V. There was no public offering of shares by Buhrmann in connection with this listing, nor creation of any additional shares. Buhrmann's primary listing of Ordinary Shares remains at Euronext NV in Amsterdam, quoted under the symbol "BUHR". Buhrmann's Ordinary Shares are also listed on Deutsche Börse in Frankfurt.

        The legal name of the Company is Buhrmann N.V. (Naamloze Vennootschap). It is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (the Netherlands). Our registered office address is Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands and our telephone number is +31 20 6511111.

        Our agent in the United States for service of process in connection with our 12 1/4% Notes is CT Corporation, 111 Eighth Avenue, New York, NY 10011. The transfer agent, registrar and depositary for the ADSs is The Bank of New York, located at 101 Barclay Street, New York, NY 10286.

Business Overview

Introduction

        As an international business services and distribution group, Buhrmann is a major global distributor of office products, paper and graphic systems for the business market. A combination of state-of-the-art information technology and advanced logistic processes allows Buhrmann to distribute its products in a highly efficient way. Buhrmann's activities are grouped in Office Products, Paper Merchanting and Graphic Systems.

        Buhrmann generated sales in the year 2001 of EUR 10.4 billion. The customer base in Office Products is spread over many industries and sectors including governmental agencies, though most of these customers are large- or medium-sized. Sales in Paper Merchanting and Graphic Systems depend primarily on graphic markets in Europe. Concentration of customers is very low (no customer represents more than 1% of Group sales) and customer turnover is historically modest. Goods and services are sourced from many different suppliers with the exception of Graphic Systems which distributes primarily printing equipment from one supplier exclusively (Heidelberger).

        At the end of 2001, Buhrmann had approximately 27,000 employees in 30 countries.

Office Products

        Buhrmann's Office Products activities operate under the name of Corporate Express. Based on revenue, Corporate Express is a market leader in the sale, distribution and service of office and computer products to the business market in North America, Australia and Europe. Products of this type are ideally suited for Internet selling, which accounts for a rapidly growing proportion of total sales. Orders can be placed more easily, efficiently and accurately via the Internet than by using traditional methods such as telephone or fax where there is a greater risk of incorrect data input.

Paper Merchanting

        Buhrmann is a market leader in Europe in Paper Merchanting, based on tons of paper sold. Annually, Buhrmann distributes over two million tons of paper to different types of printers, publishers, sign makers and office market users, predominantly in Europe. This ranges from paper for copiers and laser and inkjet printers to large sheets for printing presses.

        Buhrmann has four private brands:

  •
  Hello and ON, top-quality coated wood free and uncoated wood free papers for the graphic market;

  •
  Motif, an extensive range of -cut size- office papers for photocopying, plain paper faxes, laser (bl/w and color) and inkjet printing, including inkjet specialities; and

  •
  IBM, an extensive range of premium -cut size- office papers for photocopying, plain paper faxes, laser (bl/w and color) and inkjet printing, including inkjet specialities.

        In addition to paper, Buhrmann distributes a large range of packaging materials and self-adhesive and synthetic materials for the display and digital print market. These products are used for lettering on building signs, as well as advertising slogans on buses, trains and aircraft.

Graphic Systems

        Buhrmann is a leading distributor of graphic machines, materials and related services to the professional graphics industry in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain, based on revenue. The product range is led by the industry-leading Heidelberg printing presses and also includes pre-press systems, cutting, folding and binding equipment. Buhrmann also distributes consumable printing supplies such as films, plates and inks, as well as spare parts.

Business Strategy

General

        As an international business services and distribution group, our focus is exclusively on the marketing and distribution of products and services to business customers. The markets that benefit most readily from our capabilities are the developed markets of the world that feature a high Gross Domestic Product (GDP) per capita. In particular, we focus our business activities on markets with the following characteristics:

  •
  A large number of suppliers with a wide variety of products that require our product assortment consolidation services;

  •
  A broad spread and number of customers, resulting in a relatively low concentration of business per customer;

  •
  The opportunity to deliver added-value to both our suppliers and customers through our distribution services function; and

  •
  The potential to create significant competitive advantages in operational and procurement costs, as well as in customer service.

        In general, having leading positions in these markets results in scale advantages and cost-efficiencies. Therefore, we strive to be the leading distributor in each regional market in which we operate. Our strategy excludes production and retailing activities.

Focused e-business Strategy

        To take further advantage of ongoing industry trends of globalization, consolidation and increased customer sensitivity toward procurement costs, Buhrmann is committed to investment in next-generation e-commerce systems. Many of our customers order their office supplies and services via the Internet. Our ability to leverage our world-class "bricks and mortar" infrastructure of distribution centers, back-office ERP (Enterprise Resource Planning) systems and delivery and fulfillment capabilities will be crucial to our success in this area. This strategic investment focuses on four key approaches to e-business: a next-generation e-commerce system; an improved third-party/ e-procurement connectivity capability; a small-and-medium-sized company product offering; and a multi-vendor capability. We have defined these approaches according to how companies, large and small, are approaching procurement on the Internet. In Office Products, we will continue to serve our large corporate customers with expanded global e-procurement solutions that will enhance our direct selling expertise worldwide. We will also address the needs of our large customers with new selling models, such as integrating with our customers' electronic procurement software and participating in multi-vendor portal models.

        Much of the development work of the next generation e-commerce system in our office products activities in North America is complete and we expect full roll-out of this system during 2002. This know-how is utilized in our European Office Products business to further enhance our European capability. Currently most of our European operations use the e-commerce tool SyntraNet. Our Australian business has emerged as one of the leaders in business to business e-commerce applications. In Paper Merchanting and Graphic Systems, the development of a joint e-commerce tool was by and large completed and integrated with a shared system for linking-up with our various back-office applications. In 2001 several operating companies in Paper Merchanting and Graphic Systems implemented the new system and started to bring their customers on-line.

Increase sales by leveraging global service capabilities

        Buhrmann intends to increase sales through continued emphasis on service quality in each of its activities. Buhrmann believes that, in office products, service quality (i.e., fill rates, lead time and delivery reliability) and the ability to provide a wide range of high quality products and a 'best in class' distribution infrastructure with a wide geographic scope are the key criteria that its customers consider when selecting preferred suppliers.

Realize cost savings opportunities

        Buhrmann believes it will be able to obtain significant synergies on an annual basis by integrating businesses of acquired companies into its existing platform of strong purchasing agreements with its suppliers. These synergy benefits will be mainly derived from improved purchasing terms, the merger of duplicative head offices, warehouses, distribution facilities, back offices, staff and other reductions, as well as from cost savings on further IT investments.

Improve operating margins

        Buhrmann has identified opportunities to improve the operating margins in each of its activities. In Office Products, Buhrmann will try to improve operating margins by (i) engaging in targeted marketing programs to increase sales of value-added products that carry higher margins, (ii) eliminating unprofitable product lines, (iii) centralizing or regionalizing certain administrative and operational functions and (iv) integrating information technology systems. Buhrmann intends to improve operating margins in Paper Merchanting by focusing on the business papers segment of the market and additional cost reduction measures in back-office functions.

Strategic acquisitions.

        Organic growth is unquestionably our primary focus. However, there are still opportunities for acquisitions in our office products and paper distribution markets. These are predominantly small to medium-sized companies through which we can extend our service offering and leverage our infrastructure, by expanding our presence geographically and by growing our volumes. When business conditions permit, we envision making other acquisitions in the context of the ongoing market consolidation.

Industry Trends

Industry Consolidation

        The acquisitions of Corporate Express and the office supplies businesses of Samas and USOP more than doubled the size of Buhrmann on a worldwide basis, both in terms of annual sales and global reach. Additionally, Buhrmann made a number of smaller acquisitions in the office products and paper merchanting markets.

        However, the office products industry is still fragmented, especially in Europe. Accordingly, there are additional opportunities for further consolidation within the industry, and this trend is expected to drive our growth going forward. Buhrmann plans to continue to employ the dynamic acquisition strategy of purchasing small-to-medium-sized regional companies to increase market share and to fill in geographic gaps.

Global Sales and Merchandising Strategy

        A predominant driver of the consolidation trend within the worldwide office products industry is a movement toward the globalization of our customers. As corporations become increasingly global, they are looking to their suppliers for centralized international purchasing solutions that provide distribution and fulfillment on a local level. To reduce operating expenses, customers want to make purchasing decisions from one central location for their global business, but need the inventory management, day-to-day purchasing needs, and delivery of products and services to be fulfilled in local markets.

        The globalization trend has contributed to our ability to drive industry consolidation through acquisitions. We believe that we now have the geographic spread and operational scale to grow profitably by capturing increased market share.

Customers Seeking a Single-Source Supplier

        Another aspect of the trend toward the single-source supplier model is the continuing desire by customers to outsource non-core office- related activities. In Office Products, we experience greater demand from customers who prefer to use a single source for complementary office-related products and services, such as forms and print management. Buhrmann continues to address this market need by leveraging its existing infrastructure and systems to offer additional products and services. This strategy allows our customers to focus their resources on efficiently running their businesses. For distributors, such as Buhrmann, to benefit from this trend, it is crucial to provide world-class logistical service, including ordering, fulfillment and delivery of products and services. Therefore, we realize that it is essential to manage, monitor and control all factors that affect our service organization, such as running outlying distribution centers and customer service functions.

Seasonality

        Buhrmann's businesses are affected by seasonal variations. This is partly as a result of increased customer ordering in the fourth quarter of each year in advance of year-end closing in order to, among other things, increase the level of spending allowances for the following year. In addition, within a quarter, sales pile up at the end of the quarter. Accordingly, Buhrmann has historically experienced higher sales volumes and operating results in the fourth quarter of the year.

Divisions

        Buhrmann's three business activities are organized into five divisions. These are the three Office Products Divisions of North America, Europe and Australia, the Paper Merchanting Division and the Graphic Systems Division. For reporting purposes, the Office Products Divisions Europe and Australia are combined. Therefore, both of them are addressed together in this section.

Office Products North America

        Key figures (in millions of euro, except number of employees)

	2001	2000	1999
Net sales	5,221	4,703	1,603
Operating result before amortization of goodwill	242	333	62
Average capital employed	1,063	925	294
Return on sales (ROS)	4.6%	7.1%	3.9%
Return on average capital employed (ROCE) before goodwill	22.8%	35.9%	20.5%
Number of employees at year-end	14,240	13,262	13,792

General

        The Office Products North America Division operates under the name Corporate Express and is a leading full-service distributor of office products and related services to businesses in the United States and Canada. In addition to office products, which include computer and imaging supplies and furniture, Corporate Express has three complementary specialty businesses: desktop software, promotional marketing products and forms management services.

        The USOP acquisition in May 2001 (see "Company history" above) improved the market leadership position of Corporate Express, because it immediately provided direct access to a growing market of medium-sized businesses in the United States. Based on revenue, USOP was the fifth largest business-to-business office products distributor in the United States. USOP offered a full range of office products, including traditional office products, office furniture, computer supplies and accessories, business forms and software. It also sold, on a limited basis, office supplies to walk-in customers in a small number of locations where USOP retained individual retail stores. Synergies are arising from the integration of Corporate Express' and USOP's warehouses and distribution facilities as well as the integration of administrative, marketing and support services functions. In addition, Corporate Express is realizing synergies from improved purchasing scale benefits. The integration is progressing rapidly, with 95% of the integration of warehouses and distribution facilities completed by December 2001.

        Corporate Express North America serves almost 90% of the Fortune 500 companies and many smaller to medium-sized companies across the United States and Canada. On December 31, 2001, the Division operated from 257 office products locations, including 42 state-of-the-art distribution centers, many of which are ISO 9002 certified and had approximately 14,000 employees. ISO 9002 is a quality standard for sales, production, installation and distribution. This standard is set by the International Standards Organization (ISO), a worldwide organization recognized for its commitment to quality throughout the world.

        The Division's specialty products business had 55 locations, including 12distribution centers. The Division's head office is located in Broomfield, Colorado.

Industry overview

        Corporate Express North America operates primarily as a contract distributor. Contract distributors typically serve medium and large-size business customers through the use of a customized, contracted product catalogue and a direct sales organization. They typically stock certain products in distribution centers and deliver these products to customers on the next business day. The major contract stationers carry a significant proportion of their merchandise in-stock, relying only upon wholesaler intermediaries for inventory backup and increased product breadth, while smaller contract distributors carry a much smaller portion of their merchandise in stock.

        The non-store office products distribution industry in the United States has been rapidly consolidating and as a result of this consolidation, the number of independent, midsize office products contract distribution companies has declined significantly. Large companies, such as Corporate Express, serving a broad range of customers, have acquired many of these smaller businesses.

        A reason for such consolidation is that medium- and large-size companies, the market segment in which Corporate Express North America operates, are increasingly opting to use a single national supplier. Central purchasing of office products and services provides several advantages for customers. For example, a customer could take advantage of the economies of scale Corporate Express offers and achieve uniformity in its office products services and distribution company-wide while reducing its procurement process costs by dealing with one supplier and uniform system.

Strategy

        In order to address the market conditions in the US office products industry, Buhrmann has supplemented internal growth with acquisitions, acquiring a large number of office product distributors in the United States. The practice has been to integrate acquired companies into the overall infrastructure with a goal of improving purchasing power and reducing selling, administrative and other costs. In the coming years, Corporate Express North America will strive to grow organically and continue to improve quality, lower operating costs and enhance margins. To reduce costs, Corporate Express North America is further centralizing and/or regionalizing certain administrative functions as well as increasingly automating the distribution centers and integrating the branch offices.

Product Offerings

        Corporate Express North America offers its customers a full range of office products and services, including:

  •
  traditional consumable office products such as pens and pencils, paper clips and office paper;

  •
  consumable computer supplies, such as CDs, diskettes and toner cartridges;

  •
  office furniture such as filing cabinets and office chairs;

  •
  desktop software products;

  •
  services such as print and forms management and facilities management;

  •
  customized corporate gifts and promotional items; and

  •
  janitorial equipment and supplies.

E-Business

        E-commerce sales, as a percentage of total sales of the Division, increased significantly and are expected to grow in the years to come. The development of the Division's next generation electronic commerce ordering and fulfillment system "E-Way" will is expected to be rolled out before year-end 2002. This includes the development of value-added features, such as increased customization, online invoicing systems, improved catalogue features, content management, pricing, account and customer support systems. Additionally, the Division plans to continue to participate in third-party procurement selling models and integrate our next-generation ordering systems with our customers' electronic procurement platforms. The Division continues to integrate its Internet technologies with its back-end infrastructure systems to better serve our customers by receiving, fulfilling and delivering orders as efficiently as possible.

Sales and marketing

        The marketing strategy is designed to increase the customer base of medium and large-sized businesses and institutions by demonstrating to customers and potential customers that the total overall cost of managing their office products needs can be reduced by focusing on process cost reduction. Corporate Express North America works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues, electronic as well as paper requisition forms, EDI and Internet ordering.

        Corporate Express North America markets its products and services to customers using Corporate Express' Office and Computer Products Catalogue. Many of the office products offered in this catalogue are kept in stock at Corporate Express' distribution centers. Additionally, Corporate Express North America is linked electronically to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and its inventory levels can be better managed. In addition to the catalogue, Corporate Express North America produces a substantial number of customized and promotional catalogues.

        Corporate Express North America markets and sells its products and services to both contract and non-contract business customers through a network of national account managers and local employee sales representatives. Contract customers enter into agreements with Corporate Express North America setting prices for certain products over an agreed time period. The primary responsibility and priority of the national account managers is to acquire, retain and increase sales of Corporate Express' range of products and services to large, multiple—location customers. The local sales force is generally commission-based and is organized within each of the major product categories. Corporate Express North America is focusing on expanding its national account customer base to increase the cross-selling opportunities among its various product lines.

Logistics and Purchasing

        Corporate Express North America receives orders through its E-Way eCommerce tool and through its Electronic Data Interchange systems, or EDI, as well as by traditional telephone and fax order methods. After an order has been placed with Corporate Express, a picking document is created for those items in stock and routed to the appropriate distribution center for order fulfillment. At the same time, Corporate Express' EDI system transmits those portions of the orders not in stock to Corporate Express' vendors. Corporate Express North America is able to acquire many items not in its own inventory on the same day and to combine such items with the in-stock items to yield a first time fill rate in the United States exceeding 99%. This means that over 99% of the office products ordered are delivered to the customer within 24 hours. Corporate Express has been recognized as Supplier of the Year by many of its customers including AOL-TimeWarner, Deutsche Bank, General Motors, and Sun Microsystems. eWeek magazine named Corporate Express one of the top 10innovators in Customer Relationship Management.

        Corporate Express North America's, larger distribution centers typically have in stock approximately 9,000 Stock Keeping Units, or SKUs, of office supplies. These are the most popular items contained in Corporate Express' catalogue in both printed and electronic versions which provide a comprehensive selection of more than 13,000 items in the core categories of office and computer supplies. Corporate Express North America offers manufacturers name brands, as well as its own "EXP" private label. A large majority of these items are maintained in inventory in the distribution centers. Corporate Express North America also has access, through EDI and other supplier ordering systems, to over 50,000 additional SKUs of office products, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling it to provide its customers with immediate access to a broad range of products, including those not stocked at its facilities. Corporate Express North America provides a wide variety of customized value added services, such as customer specific electronic catalogues, which are designed to reduce the customer's total overall cost of managing its office products needs.

        The distribution centers generally have a logistical reach of up to approximately four to five hours by truck in any direction and Corporate Express North America uses a combination of their own vehicles and third-party delivery services to deliver office products.

        Corporate Express North America intends to continue to invest aggressively in enhanced warehouse and distribution technology, such as pick-to-voice systems to improve customer service capabilities.

        Corporate Express North America purchases a large majority of the products in volume directly from manufacturers or major office products wholesalers, who deliver the merchandise to each of the distribution centers.

        To maximize purchasing power, Corporate Express North America's purchasing strategy has been to establish preferred relations with certain suppliers with whom it can capitalize on purchasing economies. This "preferred supplier" strategy creates advantageous pricing relationships and has led to competition among suppliers for inclusion in this group. In addition, the office products sold under the EXP brand name are being sourced. The EXP product line consists of over 600 large volume products which represent an offering to customers of high quality merchandise attractive pricing.

Competition

        Corporate Express operates in North America in a highly competitive environment, which has resulted in pressure on gross profit margins for the last few years. The primary competitive factors in the US office products distribution industry are service, price and product offerings.

        Buhrmann's principal competitors in the United States, which vary in the different regions in which Buhrmann operates, are national office products distributors, traditional contract stationers, direct mail order companies, retail office products superstores and stationery stores. Buhrmann's target market is medium and large-sized businesses and institutions. Buhrmann believes that large value-added office products distributors, such as Buhrmann, can provide the lowest total overall cost of managing its customers' office products needs, high levels of service, convenience and rapid delivery.

Information technology

        Corporate Express North America is using EDI, reporting and other information technology systems designed to decrease response times and error rates and improve customer service, and has several operating systems to enhance its operations. Its e-Commerce tool E-Way generates an increasing amount of fully automated orders, reducing costs for both the customers and Corporate Express. This system is linked to the general order entry system which is part of the ERP (Enterprise Resource Planning) system called ISIS used in the United States nationwide. Key features of the ISIS system are the use of three-tier client server architecture that allows customers and suppliers to better communicate with Corporate Express, object oriented design techniques and a relational database designed to handle customer inquiry, data warehouse and management information applications

        Corporate Express North America also provides its customers with billing and usage information in hard copy or magnetic tape, cartridge or diskette media, in each case designed to a particular customer's specifications. Customized cost center billing gives the customer the ability to analyze and rationalize its ordering and usage of office supplies and to use such information for budgeting purposes.

Office Products Europe and Australia

        Key figures (in millions of euro, except number of employees)

	2001	2000	1999
Net sales	1,496	1,330	754
Operating result before amortization of goodwill	53	41	27
Average capital employed	239	242	116
Return on sales (ROS)	3.5%	3.1%	3.6%
Return on average capital employed (ROCE) before goodwill	22.3%	17.1%	23.4%
Number of employees at year-end	6,228	6,100	5,727

General

        Buhrmann's Office Products Europe Division operates under the name Corporate Express and is, based on 2001 sales, the number two business-to-business office products and services distributor in Europe.

        The Division's position was enhanced by the acquisition in April 2001 of the office supplies division of Samas (see "Company History" above), which strengthened Corporate Express' market position in the Benelux, the United Kingdom, Ireland and Germany. More than 90% of the sales of the Samas office supplies division were generated in the Netherlands and the United Kingdom, where it had strong market positions.

        Buhrmann had to sell its existing office products subsidiary in the Netherlands in order to obtain approval from the European Commission for the acquisition of the Samas office supplies division. After the replacement of the existing operations by the Samas acquisition, the Office Products Europe Division continues to have extensive operations in the Netherlands.

        The former Samas office supplies operations are now operating under the trade name of Corporate Express.

        The larger scale that the Samas office supplies acquisition provides will foster margin improvement in Europe as Corporate Express combines its increased purchasing volumes by integration and by emphasizing pan-European products rather than local ones. Increased integration efforts in the logistics area will also yield margin improvements. Improvements in economies of scale in Corporate Express Europe's warehouses and investments in technology to automate its processes will reduce overall costs per orderline and also provide an increased ability to satisfy its customers with on-time, error-free, complete deliveries.

        Corporate Express has a prominent presence in most major European nations, except for Spain and Switzerland where it distributes products through exclusive partnerships. Corporate Express operates across Europe with 31distribution centers and 114 sales offices and had approximately 4,700 employees at the end of 2001.

        Also operating under the name of Corporate Express is the Office Products Australia Division. Buhrmann owns a 52 percent interest in Corporate Express Australia Ltd, which is listed on the Australian Stock Exchange, the remaining shares are held by public shareholders.

        Corporate Express is the number one business-to-business office products distributor in Australia and number two in this market in New Zealand, based on 2001 sales. Corporate Express Australia serves its customers from 25 sales and distribution centers and had approximately 1,500 employees at the end of 2001.

Industry overview

        The office products business in most major international markets is following similar trends to those seen in the United States in recent years. The industry in Europe is fragmented and is being consolidated by major office product. As in the United States, large contract stationers are establishing customer relationships with medium and large corporations that are seeking to lower the cost of procurement for consumable office supplies. In addition, there is growing interest, particularly in European markets, in multinational relationships between large global corporations and the major contract stationers with international operations, such as Corporate Express.

        Buhrmann believes there are several advantages for customers that use central purchasing of office products, including office supplies, office furniture, business machines and services. For example, a customer could take advantage of the economies of scale offered by larger suppliers and achieve uniformity in its office products services and distribution company-wide while reducing procurement process costs by linking on to the electronic order systems.

Strategy

        In order to realize the necessary volume in the European market, which is needed to take maximum advantage of economies of scale, Corporate Express Europe has supplemented internal growth with acquisitions. Its practice has been to integrate acquired companies into its overall infrastructure with the objective to reduce selling, administrative and other costs in the long-term. However, in the short-term, such acquisitions have sometimes created and could create additional costs, as existing systems are kept operational while new systems are implemented. Corporate Express Europe intends to expand the European office product. Corporate Express Europe expects to generate cost savings by further integrating sales and back offices. Corporate Express Europe also expects to generate cost savings through the integration of the office products distributors acquired in recent years. Certain European functions, like purchasing, international account management, international product management and e-commerce management will be centralized on a European level. Corporate Express Europe will continue to supplement organic growth with the addition of strategic acquisitions in traditional and specialist businesses.

        In Australia, Corporate Express will capitalize on its unique national customer service capability and reputation in Australia by further expanding its single-source supplier strategy and will pursue opportunities in other market areas that offer the potential for significant growth.

Product Offerings

        Corporate Express Europe offers its customers a full range of office products including office supplies (such as computer supplies, stationery and office paper), office furniture, copiers and business machines. It also offers services such as office facility management, and sells and provides services relating to advertising speciality and promotional products and business forms. Corporate Express Europe is not only selling "branded" products but is also selling private label products.

        Corporate Express Australia also offer customers a comprehensive range of office supplies including computer supplies, stationery, IT products, office furniture, print and forms management, promotional products and coffee catering and washroom products. The private label brand, "EXP" available throughout Australia and New Zealand provides customers with high quality, cost saving product alternatives.

Sales and marketing

        Corporate Express Europe focuses its marketing efforts on medium to large-sized accounts to which it markets its products and services through a dedicated sales force in each national market using electronic and printed catalogues of its products and services. Corporate Express works with customers to try to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues and electronic ordering and product information systems. In addition, a substantial number of promotional catalogues is produced.

        Corporate Express runs a European catalogue which contains a range of approximately 3,000 common products. These products are included in the country catalogues together with 1,500-2,000 additional products, which are specific for the local markets and for customers. The catalogue is also available in Corporate Express Europe's e-commerce Internet tool as well as on CD-ROM. Corporate Express developed a new catalogue that will be used by its international customers throughout Europe. Corporate Express believes that the new catalogue will be helpful to its international customers, in that the customers will have a uniform catalogue full of items available for immediate delivery to any of the customers' European locations.

        Corporate Express Europe employs a "differentiated sales approach" whereby it tailors its sales approach to the type of customer it is approaching. For example, an international account department is established to service large, international companies, while individual countries have both large account and regional sales forces, addressing the different market segments.

        Corporate Express Europe keeps most of the office products it offers in its catalogues in stock at its distribution centers. Additionally, Corporate Express Europe maintains electronic links to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis, enabling Corporate Express Europe to deal efficiently with working capital and warehouse capacity.

        Maximizing its unique geographic infrastructure, linked via one computer system and with outlets located throughout Australia, Corporate Express Australia is able to offer customers a common national service. A specialist National Accounts Team, offering a unique service unmatched within the industry, manages these national customers.

Logistics and Purchasing

        Corporate Express Europe receives orders through EDI, as well as by traditional telephone, fax and internet, PC-based ordering tools. Orders are routed to the warehouse to be picked and packed. Corporate Express Europe achieves an average first order fill ratio of over 95% (i.e., over 95% of orders are delivered complete the first time). The distribution centers use different technologies for picking orders. Corporate Express Europe has decided to change or replace methods and systems for those distribution centers that have become obsolete or inefficient operations or for which the capacity must be extended in order to serve higher volumes. A new distribution center is under construction in the Netherlands in order to solve capacity limitations and to increase productivity and service levels. In the United Kingdom, Corporate Express is presently concentrating all its logistic operations in Birmingham by doubling its capacity there while closing other distribution centers. Corporate Express Europe is constantly reviewing the efficiency and effectiveness of its warehouses.

        The new distribution centers use latest technologies such as smart conveyor belts, automatic bar code scanning, (pallet) flow racks, wave-based order picking and weight checks, all with the objective of achieving high quality and efficiency. Corporate Express Europe is standardizing warehouse management systems in its operating companies which is expected to improve the operational control of all the pick and pack activities as well as all resource management activities. Corporate Express Europe employs a number of different transportation options, such as delivery by truck and parcel services, depending on the size of the order and the location of the customer.

        Corporate Express purchases most of its products in high volume directly from manufacturers who deliver the merchandise to distribution centers. Corporate Express Europe's goal has been to establish strong relationships with preferred suppliers with a view to achieving both lower prices and lower inventory levels as a result of the suppliers' willingness to provide prompt delivery out of their inventory. Corporate Express Europe has accomplished this by entering into agreements to purchase large quantities from certain suppliers on a centralized basis. It is thus able to negotiate favorable discounts and rebates that apply to purchases by all of Corporate Express Europe's operations.

        Corporate Express Europe's strategy has led to competition among certain suppliers to be chosen as one of its suppliers. As a result, Corporate Express Europe will consider further consolidating its purchases from key suppliers to increase its importance to those suppliers, thereby increasing its bargaining power with its largest suppliers.

        Major rationalization has been achieved in supply partners in Australia and New Zealand. Such rationalization has resulted in greater trading with major suppliers, SKU rationalization, dramatically increased focus of total support along with improved servicing and financial rewards. Corporate Express Australia sees an even greater future with its strategic suppliers in moving forward together and further increasing trading, communication, and alignment in the areas of supply chain management. An effective and seamless supply chain will further increase service levels, while eliminating unnecessary cost and duplication.

Competition

        Corporate Express Europe operates in a highly competitive environment. Its competitors in office products include national office products distributors, traditional contract stationers, direct mail order companies and, to a lesser extent, office products superstores and stationery stores.

        Except for price efficiency, the most significant competitive factor in the office products distribution industry in Europe is service level (in particular, delivery speed and reliability). A new element in the competitive environment is the power of e-commerce. Having a wide variety of product offerings can give a company in the industry a certain competitive advantage. Product quality is less significant than in many other industries, due to the perceived uniformity of products. Corporate Express Europe offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products.

        Corporate Express Europe's target market is medium and large-sized businesses and other institutions. It believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, such as Corporate Express, which can provide customers the lowest total overall (procurement) costs of managing their office products needs, high levels of service, convenience and rapid delivery.

Information technology

        Corporate Express Europe currently uses a variety of national ERP systems, sales, order entry and warehouse management applications as a result of the different systems used by the numerous businesses it acquired over the last few years.

        Corporate Express Europe uses the SyntraNet Internet solution, which allows for the on-line placement of orders. The office products industry is witnessing strong growth in the number of electronic orders. The option of placing orders on-line supplements the other common methods of placing orders such as by telephone, fax and PC-based remote order entry. The division is currently developing the integration path of the multiple platforms from the former Samas office supplies and Corporate Express Europe operating units into a common, shared e-commerce platform.

        Corporate Express Europe has recently introduced a new catalogue database management system, which is intended to enable Corporate Express Europe to produce catalogues in a flexible and efficient manner. In particular, Corporate Express Europe expects to be able to produce customer specific catalogues that can be viewed and printed at the customers' premises by salespeople using special software on their laptop computers.

        Corporate Express Australia will introduce the next generation of its Internet ordering site, NetXpress III, in 2002, providing an even more sophisticated business-to-business Internet tool. Sales via the Internet represent approximately 31% of total sales of Corporate Express Australia and continue to provide an excellent cost saving alternative to traditional paper-based processes. Customers using the web are able to increase expenditure control via user log-in and tailored product selection. They are also able to speed up their ordering process by viewing stock availability and pricing.

Paper Merchanting

        Key figures (in millions of euro, except number of employees)

	2001	2000	1999
Net sales	3,126	3,014	2,397
Operating result before amortization of goodwill	93	130	86
Average capital employed	688	627	496
Return on sales (ROS)	3.0%	4.3%	3.6%
Return on average capital employed (ROCE) before goodwill	13.6%	20.7%	17.6%
Number of employees at year-end	5,519	5,666	4,937

General

        Buhrmann's Paper Merchanting Division purchases a wide range of paper products directly from manufacturers and sells them to different types of printers, publishers, sign makers and office market users in 25 countries, most of which are in Europe. Outside Europe, the Division maintains operations in the United States, South Africa and Southeast Asia. The market, which is becoming increasingly pan European, requires strong local or regional logistic services since customers need reliable service for relatively small orders to produce (very often) time sensitive publications. In terms of products, the Division focuses on high quality paper grades and specialities, with the goal of increasing the net operating result per ton of goods sold. Key success factors in this business include purchasing power (bulk buying discounts), regional market share (utilization of local warehouses), product range (one-stop shopping) and reliability of deliveries (time sensitive publications). In 2001, the Division distributed 2.5 million tons of paper through its network of 38 operating companies and 145warehouses.

Industry overview

        Buhrmann estimates that the European market for paper and related products is 28 million tons, with approximately 50 percent distributed from paper merchants directly to end customers and 50 percent by paper mills to end customers. The latter sales mainly comprise high volume publications such as newspapers and mail order catalogues. Paper merchants on the other hand play a significant role in the distribution of the higher value-added products for time-sensitive publications where product assortment, advice and service are the key differentiating factors. Buhrmann believes its Paper Merchanting Division is the market leader in this sector of the paper industry.

        The European graphic industry remains highly fragmented. Although a process of consolidation is underway, printers are typically small companies. Ninety percent of printers in Europe employ fewer than ten people. These companies do not need large quantities of paper at once, as it is not efficient for them to hold large stocks. This means that customers place a large number of relatively small orders for paper. Paper merchants need up to date, highly efficient logistical systems to fulfill these orders correctly and on time. These logistical systems require substantial investment. The know-how currently available in the field of logistics and information technology makes it increasingly possible to organize order entry, administration and invoicing in one location and yet distribute the product locally.

        The relative share of indent sales and stock sales (see "Logistics and purchasing" below) has changed little over recent years. Although the consolidation of publishers and major (often reel-fed) printers increasingly tends to favor buying directly from paper mills, the growth of print-on-demand, office printing/copying, and the requirement for faster service favors the merchant channel, as does the continued fragmentation of the end-users market.

Strategy

        The Paper Merchanting Division focuses its efforts on four main market segments of the industry, each of which is served by dedicated customer-oriented business units: the commercial print market, the office market, the display market and the packaging market. Paper delivered to commercial printers is used for the production of high quality publications such as fashion magazines, art books, and corporate annual reports. Business papers for use in copiers and office printers represent a high value-added growth market. Display products include materials used by screen printers and sign makers to create advertising billboards, posters, and the lettering and designs for shop windows, buses, aircraft and a host of other applications. The packaging consumables business is a niche market with considerable growth potential, with both existing and new customers.

        The Paper Merchanting Division will continue to pursue its strategy to increase profit margins, based on three pillars: the growth of sales under its proprietary trade marks; the growth of sales in profitable niches like the display and packaging markets; and the increase of operational efficiency by, among others, developing sophisticated eBusiness solutions.

        The Division's branding strategy, which was initiated three years ago, helps strengthen customer loyalty and margins. Today 'Hello' is already—only three years after its launch—one of the most recognized coated wood-free paper, commanding the significant commercial printer loyalty across Europe. During 2001 'ON', an uncoated wood-free premium paper for the commercial print market was launched. For the office market, the Paper Merchanting Division is working on establishing its Motif and licensed IBM paper brands, both of which offer different and distinct value propositions to offices and to resellers of office products. The branding aims to develop a more loyal customer base with stable sales patterns and higher gross margins.

        Buhrmann will pursue attractive add-on acquisition opportunities to strengthen existing operations and create a strong presence in the high value-added niche opportunities of the display products and packaging consumables markets.

        Established trends in the industry favor paper merchants, indicating a growing need for faster deliveries of smaller quantities of specialized goods. As a market leader, the Paper Merchanting Division is well positioned to tap into the wide array of new opportunities. In the commercial print market the growth of smaller web-offset presses is driven by automatic make-ready and computer-to-plate systems. On the sheet-fed offset side the same drivers are bringing economic order quantities down. New digital printing presses are leading to entirely new customers and to entirely new opportunities with existing customers in all business units of the Paper Merchanting Division. The Division's opportunity is to capitalize on its reputation for high service levels, technical assistance, stable local market operations and strong portfolio of exclusive brands. With this strategy, the company can grow its preferred partner status with all its customers.

Sales and marketing

        Sales activities are organized in a decentralized way, based on the local structure of the operating companies. Sales are made by both field sales people and tele-sales staff, and in the larger companies sales methods are targeted by customer type. Local marketing activities are organized at operating company level. However, a central marketing strategy is applied to the Division's brands which today already forms a considerable part of each merchant's local assortment.

Logistics and purchasing

        The Paper Merchanting Division operates in 25 countries in Europe through 38 operating companies (each with their own central warehouse), supported by approximately 190 smaller branch offices which have cross-docking facilities and some storage capacity. Of the major warehouses, four are fully automated warehouses, and two have partial automation. Several are equipped with radio frequency systems, which allow speedy and accurate communication between order pickers and the warehouse control systems. Individual operating companies handle purchasing at the operational level and all are equipped with real-time order entry, credit control and order processing systems. The role of division management involves seeking strategic opportunities to align the objectives of major suppliers with individual merchants, acting as a central reservoir of market intelligence and facilitating intra-group relations.

        There are two main methods of sale in the paper merchanting business: indent sales and stock (or warehouse) sales.

Indent sales

        Indent sales are typically larger volume orders (usually larger than 5 tons) with a delivery time of several days or weeks, and often of a non-standard size or specification. Such customer orders are placed by the merchant with the appropriate manufacturer and subsequently delivered directly to the customer from the paper mill. In this sector of business the merchant conducts the selling, administrative, service and purchasing activity and carries the credit risk, but has no inventory risk. Gross margins are therefore lower than in the stock sales sector.

Stock or warehouse sales

        Stock or warehousing sales occur where customers order stock from the merchant frequently (average order size of around 250kg) where they require same or next-day delivery. The merchant typically carries 5,000-10,000 line items in stock, to meet the very wide range of products required by the merchant's customers. Gross margins are higher than in the indent sales sector, since customers are prepared to renumerate for these services.

        In most countries in which the Paper Merchanting Division operates, the volume split of business between indent and stock sales is about 50:50.

Competition

        Individual companies typically have strong market positions in specific markets. Buhrmann estimates that, based on tons of paper sold, its Paper Merchanting Division is the market leader in the Netherlands and the United Kingdom and is among the leading merchants in Austria, Belgium, France, Germany and Italy.

Information technology

        Technology is a major enabler for operational efficiency. An in-house eCommerce tool has been developed to connect with suppliers and customers and is currently in operation within the Paper Merchanting Division. Initially this system will focus on the core business of the division, the commercial print market. Sales forces across Europe are working hard to familiarize customers with the benefits of making smaller, recurring orders on-line. The Division is also leading the development of a European eCommerce platform to link large paper mills and paper merchants to improve supply chain efficiencies, progressively reducing our purchasing costs and driving down inventories.

Graphic Systems

        Key figures (in millions of euro, except number of employees)

	2001	2000	1999
Net sales	565	556	528
Operating result before amortization of goodwill	38	50	45
Average capital employed	109	95	76
Return on sales (ROS)	6.7%	9.0%	8.5%
Return on average capital employed (ROCE) before goodwill	34.5%	52.2%	58.1%
Number of employees at year-end	1,176	1,198	1,122

General

        Buhrmann's Graphic Systems Division supplies consumables, graphic equipment (pre-press systems, printing presses, folding, cutting and binding machines) and provides service and maintenance for the graphic industry in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. The Graphic Systems Division is an exclusive agent for Heidelberger, the largest manufacturer of printing equipment in the world, but also sells related products. Buhrmann has been a preferred Heidelberger distributor for over 70 years and currently operates under an exclusive distribution contract that runs for an indefinite period of time; parties agreed that it cannot be terminated before June 30, 2003.

        Heidelberger products account for approximately 70% of the Division's sales. The emergence of new technologies has led to more streamlined and simplified printing processes. The application of this new technology allows information to be transferred directly from the computer to the plate. To complement the range of Heidelberger printing presses, Heidelberger also supplies high quality digital printers for the professional environment. The Division intends to distribute these digital printers to the graphic arts market, which will diversify the product offering and enhance the flexibility of the print capacity of the customers.

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

Strategy

        Following a restructuring of the Graphic Systems Division in 1998 and a number of divestments, the Division is concentrating on the distribution and service of graphic equipment in six European countries. The Division continues its focus on reducing the cyclical nature of the graphic equipment business through expansion of its services, supplies and spare parts businesses:

  •
  Services, such as equipment maintenance and customer training

  •
  Supplies stands for consumables used in the printing process, such as inks, plates and films

  •
  Spare parts for printing presses and other graphic machinery together called the "3 Ss".

        In 2001, the gross margin of the "3 Ss" covered 53 percent of total cost of the entire Graphic Systems Division, up from 52 percent in 2000. In order to make the results of the Graphic Systems Division less dependent on the cyclical nature of the graphic equipment business and to offer a unique service to our customer base, our goal is to increase this contribution from the "3Ss" to 60% of total costs. The underlying strategic goal is to remain Heidelberger's preferred distribution channel to the graphic arts market in Europe.

Product offerings

        The Graphic Systems Division offers its customers a full range of Heidelberger offset printing presses, both sheetfed and webfed, together with digital pre-press (scanner equipment, computer-to-film and computer to-plate equipment) as well as finishing systems. The Division maintains and services an installed machine base that is valued at approximately EUR 5.6 billion and holds over 80,000 items in stock in the six warehouses in Europe. Some 8,000 different consumables are offered, ranging from offset plates to printing inks. The Division sells each product under its manufacturer's brand name.

Sales and marketing

        The Graphic Systems Division's marketing strategy focuses on the selling and servicing of total solution printing systems. Heidelberger's willingness to give exclusive distribution rights results in part from the value the Division adds through the training and support programs. In addition, the customer relationships that the Division has maintained over the years are particularly important in marketing investment goods such as printing systems. The Division's customer base is comprised of print shops and related specialized service bureaus. The sales cycle of printing equipment is lengthy and can spread over several years. Sales are generated through the sales force. Customer dedicated sales managers receive commissions on sales, providing an incentive for meeting sales targets.

Logistics and Purchasing

        The Graphic Systems Division has six main logistics centers, located in Amsterdam, Athens, Barcelona, Brussels, Milan and Rome. These centers stock spare parts, graphic consumables and smaller equipment. Shipping is mainly through third-party delivery services. Large printing presses are shipped directly from Heidelberger to the customers.

        The Graphic Systems Division purchases its products directly from Heidelberger and other manufacturers. Annual purchasing volumes are agreed with vendors and updated monthly. Delivery lead-time (between purchase and delivery to the customer) for large presses can be up to six months. To reduce the exposure during this period, the Division often requires a down payment from the customer prior to purchasing the printing press from Heidelberger (or from any other manufacturer). If a customer cancels its order prior to delivery, the Division can be required to purchase the printing press. To this point, this has occurred only incidentally and the contractual compensation from the customer has been sufficient to cover the lack of profit.

Competition

        The Graphic Systems Division's competitors are the sales and marketing operations of other printing press manufacturers. Competition is primarily with respect to product quality, pricing, service and sales coverage. The Division has participated in the graphic arts markets for more than 70 years and has achieved a high market penetration in such markets. Graphic equipment sold by the Division can be found in print shops throughout the markets in which it operates. Good customer database management and printing knowledge combined with high quality service and equipment provide entrance barriers in these markets. The consumables market (film, plates and ink) is more fragmented and characterized by many small orders to be delivered on very short notice.

Information technology

        Printing systems have become increasingly complex and integrated expert guidance is needed to understand the benefits of one equipment offering versus another. The Graphic Systems Division employs sophisticated simulation tools to allow the customers to select the investment and machine configurations appropriate for them.

        Each operating company has an Internet website that is linked to the worldwide Buhrmann and Heidelberger networks. An in-house eCommerce tool has been developed in close co-operation with the Paper Merchanting Division and is currently in operation at some companies within the Division. The Division will migrate the services, supplies and spare parts business to the new e-Commerce tool for lower-cost sales growth and greater efficiency in ordering, servicing and distribution.

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

Office Products

        Our office products companies began to formulate an environmental policy plan in 1999. This plan covers a number of areas. In-house environmental protection is aimed at further improving environmental awareness within our office products companies and in the systems employed to minimize the environmental impact. In the field of logistics, attention is given to the optimization of transport routes, efficient use of materials and the return of toners, pallets and packaging materials. We enable and encourage our customers to use environmentally friendly products by offering an extensive range of sustainable, or "green" products. In order to help our customers identify them, we use icons in catalogues as well as identifying labels, such as "EarthSaver®" in the US, and we have issued a number of dedicated publications to support the awareness of these initiatives. In addition, our operating companies in various countries have continued to step up efforts to recycle and re-use, for example, copier and printer ink and toner cartridges. A number of them have established alliances with charities (such as UNICEF) to stimulate recycling by making monetary donations per returned cartridge to these selected charities. Our Office Products North America Division, for example, established a relationship with Special Olympics USA whereby we encourage customers to recycle inkjet cartridges. For every recyclable cartridge returned, Corporate Express will make a donation to Special Olympics.

Paper Merchanting

        The paper producers supplying our paper merchants have been conducting a pro-active policy for many years now in order to reduce the impact on the environment as far as possible. Partly at the instigation of our merchanting organization, the paper industry has for many years been actively engaged in further optimizing its sustainable forestry activities, using its raw materials and energy more efficiently in the mills and handling waste water safely. Given the importance of a responsible approach towards the use of natural resources and environmentally friendly production methods in the industry, Buhrmann's Paper Merchanting Division chooses to select as its business partners suppliers that comply with sustainability standards. In addition, paper producers are subject to independent environmental compliance and wood supply audits. In June of last year, for example, an environmental non-governmental organisation raised concerns about logging and forestry methods of a paper and pulp producer operating in Indonesia. As we shared these concerns, we suspended trading with the criticised producer. Finally, for instance our paper laboratory at Proost & Brandt in the Netherlands offers environmentally conscientious customers of our Paper Merchanting Division scientific analyses of paper products. Our distribution companies are also to respond flexibly and swiftly to market requirements, such as the increasing demand for recycled paper or paper produced from chlorine-free bleached pulp.

Graphic Systems

        A breakthrough in more environmentally friendly printing was achieved within our Graphic Systems Division, which was among the first to introduce a methodology for entirely alcohol-free printing as developed by our main supplier, Heidelberger. This methodology enables printers to switch to environmentally sustainable production, while also significantly limiting the use of toxic chemicals used for the cleansing of printing equipment. In addition to limiting environmental exposure, this practice will benefit the health and safety of workers in the graphics industry.

ORGANIZATION

        Buhrmann NV is the ultimate parent company for the subsidiary companies that conduct its business on a worldwide basis. All major subsidiaries are wholly owned, except for the Australian and New Zealand subsidiaries, of which Buhrmann owns 52%. A list of major subsidiaries is included as exhibit 8.1.

PROPERTY, PLANT AND EQUIPMENT

        We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States and Europe for use in the ordinary course of business, which includes numerous sales offices, distribution centers and warehouses. Land and buildings had a book value of EUR 296 million at December 31, 2001. Many of our leases contain options to renew and/or purchase the property. We do not own or lease any physical property which is considered material to us as a whole.

        We periodically reasses the adequacy of our facilities and acquire or lease new properties as is necessary to provide adequate facilities for our business. We believe that our facilities are adequate for our current level of business. We are considering closing and selling or subleasing certain of our existing facilities, including the facilities we acquired rights to through acquisitions (see item 5 "Operating and Financial Review and Prospects—Acquisitions and Divestments"), as part of the integration and rationalization process.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The information in this section should be read in conjunction with, and is qualified by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this annual report. Our Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which in certain aspects differs from US GAAP. For a discussion of the principal differences between Dutch GAAP and US GAAP which affect the determination of our net income and shareholders' equity, see Note 32 to our Consolidated Financial Statements.

        Operating result before restructuring and integration expenses under US GAAP amounted to EUR 347 million in 2001, compared to EUR 341 million under Dutch GAAP. In 2000, operating result before restructuring and integration expenses amounted to EUR 468 million under US GAAP, compared to EUR 491 million under Dutch GAAP. However, a significant difference in operating result in 2001 and 2000 between Dutch GAAP and US GAAP relates to provisions for integration and restructuring of acquired businesses, which provisions were recorded under Dutch GAAP but did not qualify for US GAAP. As a consequence, expenses related to the integration and restructuring of acquired businesses that were incurred in 2001 and 2000 in the amount of EUR 66 million and EUR 106 million respectively, were under Dutch GAAP deducted from provisions whereas under US GAAP these expenses were deducted from income. Another significant difference between Dutch GAAP and US GAAP is the classification of expenses of EUR 86 million in 2001 relating to cost reduction measures, including a reduction in the workforce, and expenses for the integration of acquired companies which under Dutch GAAP are classified as extraordinary expenses and under US GAAP as operating expenses. Operating result in 2001 under US GAAP amounted to EUR 195 million, compared to EUR 362 million in 2000, after the aforementioned restructuring and integration expenses.

        Under Dutch GAAP net income in 2001 was EUR 55 million and in 2000 EUR 221million, a decline of EUR 166 million. Under US GAAP net income in 2001 was EUR 35 million and in 2000 EUR 87 million, a decline of EUR 52 million.

Critical accounting policies

        Reported financial conditions and results of operations of Buhrmann are sensitive to accounting policies, assumptions and estimates which are inherent to preparing financial statements. On an on-going basis Buhrmann evaluates its assumptions and estimates, including those related to obsolete inventories, uncollectible receivables, goodwill, income taxes, warranty obligations, provisions for restructuring and integration, pensions and contingencies and litigation. Buhrmann believes that the most critical accounting policies—that are both important in determining financial conditions and results of operations and requires most difficult, subjective judgements—relate to goodwill, deferred taxation, provisions for restructuring and integration and, for US GAAP only, accounting for pensions. Revenue recognition is generally straightforward, as the time that delivery has occurred or services have been rendered can be truly determined. Buhrmann's accounting policies, including the aforementioned most critical accounting policies, are discussed in the Notes to the Consolidated Financial Statements in Item 18, including Note 32 which discusses the differences between Dutch GAAP and US GAAP.

Goodwill

        Goodwill represents the excess of cost over the fair value of the net identifiable assets acquired in a business combination accounted for under the purchase method. The Company amortizes goodwill over the expected economic life which is in general 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realized. In the event that the economic life is less than originally assessed, the amortization charge of EUR 67 million in 2001 would be increased as follows (amounts in millions of euro):

Revised economic life:	Increase in amortization charge (annualized):
30 years	25
20 years	75
10 years	225

        As this amortization charge is not tax deductible, the above additional charges would impact net income fully.

Tangible fixed assets

        Tangible fixed assets are valued at purchase price less depreciation. An impairment is recorded when the anticipated discounted cash flows from these assets is less than the carrying value. Depreciation is calculated using the linear method based on expected average useful life. Should the useful life be reduced, the Company may incur an increased depreciation charge.

Impairment of goodwill and other long-lived assets

        Goodwill and all other long-lived assets are tested for impairment at least annually or if a changes in circumstances indicate that an impairment may have occurred. Under the impairment test, the fair value of the goodwill and other long-lived assets is calculated based on discounted future cash flows under Dutch GAAP and undiscounted future cash flows under USGAAP, which is compared to the bookvalue. The Company's projection of future cash flows is based on the Company's current assessment of, among other things, growth rates, which depend on economic conditions and which may change over time. In 2001, the Company did not record impairment losses. If actual future cash flows are different than originally assessed, impairment charges may be required and could adversely impact operating result and net income.

Deferred tax assets

        Deferred tax assets are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss-carryforwards. Deferred tax assets are recognized insofar as realization is more likely than not. The realizability is based on the Company's assessment of future taxable income. If actual future taxable income is different than originally assessed, the carrying value of the deferred tax assets may be impaired which may significantly affect net income.

Provisions for restructuring and integration

        The provisions for restructuring and integration are based on the Company's best estimate of levels of expenditure for restructuring and integration. If actual expenditure is different than originally estimated, the provisions for restructuring and integration may be insufficient which could affect operating result and net income.

Pensions

        For US GAAP purposes only, the Company accounts for pensions in accordance with SFAS No. 87 through which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of SFAS No.87 requires that management makes use of assumptions regarding discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing plan assets and benefit obligations. Actual circumstances could change the impact of these assumptions giving rise to different plan assets and benefit obligations, reflected as additional income or expense in the statements of income.

Forward-looking statements

        This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under "Risk Factors" in Item 3 and elsewhere in this document, our actual results may differ materially from those anticipated in these forward-looking statements. We assume no obligation to update the forward-looking statements of such factors.

Overview

        Through its operating companies, Buhrmann is active in the office and graphic markets. Buhrmann serves these markets through five divisions: Office Products North America, Office Products Europe, Office Products Australia, Paper Merchanting and Graphic Systems. For reporting purposes, the Office Products Europe and Office Products Australia divisions are combined.

        Through the acquisition of Corporate Express in October 1999, the office supplies division of Samas in April 2001 and the North American office products activities of USOP in May 2001, Buhrmann has made and continues to make significant progress with its growth strategy.

        Buhrmann believes its Office Products Divisions are the world's leading distributors of office products to the business-to-business market, based on 2001 sales. The product range includes traditional consumable office products such as pens and pencils, paper clips and office paper, consumable computer supplies, digital printing equipment, office furniture, desktop software products, customized corporate gifts, promotional items and related services such as print and forms management and facilities management.

        Based on 2001 sales, Buhrmann estimates that the Paper Merchanting Division is Europe's leading merchant of paper and related products to the graphic, office, and display markets. The product range includes coated and uncoated papers, specialty films and papers and packaging materials.

        The Graphic Systems Division distributes graphic equipment, including printing presses, pre-press systems and folding, cutting and binding machines, materials and related services to the professional graphics industry in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. The Division also distributes supplies, spare parts and provides services, such as equipment maintenance and customer training. The Graphic Systems Division experiences more cyclicality in its results than Buhrmann's other divisions because a substantial part of its sales consists of capital goods, such as printing presses, and thus the business is more susceptible to changes in the general economic climate.

Major events

        In 2001 the following events substantially affected the Consolidated Financial Statements.

        In March, Buhrmann raised EUR 665 million, net of expenses, through an issue of Ordinary Shares. The share issue was primarily done for funding the 2001 acquisitions of the office supplies divisions of Samas and USOP.

        In April, the office supplies division of Samas was acquired for a debt-free price of EUR 321 million in cash. More than 90% of the sales of the Samas office supplies division are generated in the Netherlands and the United Kingdom. This acquisition resulted in goodwill of EUR 287 million.

        In May, Corporate Express, Inc. acquired from USOP the assets of its North American office products business. The purchase price for the USOP business was USD 172 million (EUR 193 million) in cash. This acquisition resulted in goodwill of EUR 156 million.

        In May, extraordinary expenses were recorded in connection with cost reduction measures, including a reduction in the work force principally in North America and in Europe.

Acquisitions and Divestments

Acquisitions

        In the past three years Buhrmann has grown both organically and through acquisitions in line with its acquisition program. In 2001, total spending on acquisitions amounted to EUR 578 million, excluding assumption of debt, in 2000 EUR 113 million and in 1999 EUR 1,279 million.

        The following table lists per division all of Buhrmann's major acquisitions since the beginning of 1999 through 2001.

Acquired Business	Year	Division	Country
Corporate Express, Inc.	1999	Office Products North America, Europe and Australia	United States/ Canada/ Europe/ Australia
North American office products activities of US Office Products Company	2001	Office Products North America	United States
Joseph Rothbard & Co.	1999	Office Products North America	United States
Office supplies division Samas—Groep NV	2001	Office Products Europe	The Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland.
ANFA	2000	Office Products Europe	France
Heck Bürobedarf Gesellschaft mbh	1999	Office Products Europe	Austria
Storewide Office National	2001	Office Products Australia	Australia
Allied Office Products	2001	Office Products Australia	Australia
Graphico Office Choice	2001	Office Products Australia	Australia
Ambassador Stationary	2000	Office Products Australia	Australia
Promotif Marketing	2000	Office Products Australia	Australia
QCS	2000	Office Products Australia	Australia
Joy Hunt	2000	Office Products Australia	Australia
Erivier	2001	Paper Merchanting	Belgium
Papernet Scandinavia	2001	Paper Merchanting	Denmark
Udesen Grafisk Fagcenter	2001	Paper Merchanting	Denmark
Finpapperspecialisten	2000	Paper Merchanting	Sweden, Denmark, Finland
Precision Publishing Papers	2000	Paper Merchanting	United Kingdom
Wilhelm	2000	Paper Merchanting	Germany
Williaam Cox	2000	Paper Merchanting	United Kingdom
Krijt Krommenie	2000	Paper Merchanting	The Netherlands
Ropapin	2000	Paper Merchanting	The Netherlands
Christian Christensen & Co	2000	Paper Merchanting	Denmark
Union Papelera	2000	Paper Merchanting	Spain
Caledonia	2000	Paper Merchanting	Italy
Grafiskt Papper	2000	Paper Merchanting	Sweden
The M6 Paper Group Ltd.	1999	Paper Merchanting	United Kingdom
Trade Paper Limited	1999	Paper Merchanting	United Kingdom
Velpa Enveloppen BV	1999	Paper Merchanting	The Netherlands

        Organic growth is our primary focus. When business conditions permit, we envision making other acquisitions in the context of the ongoing market consolidation.

Divestments

        Simultaneously with the acquisition of Corporate Express in 1999, Buhrmann decided to divest its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), as it was no longer considered core business. Part of the Information Systems Division was sold at the end of 1999. In May 2000 Buhrmann sold the Division's value added resellers, operating under the names of Info'Products and Allium, to Specialist Computer Holdings plc of Great Britain, a large privately owned technology group. Buhrmann financed a portion of the consideration, entitling it to appoint one of the four board members of the purchaser until the financing is repaid. In addition, Buhrmann received a warrant to subscribe to 10% of the ordinary share capital of the purchaser, exercisable between the fourth year and the seventh year after closing. Compu'Train, the IT training unit, was sold separately in February 2000.

        In addition, Buhrmann divested several smaller non-core businesses. In 2000 the Call Center Services of Corporate Express in North America were sold. Early 2001, the IT and Telecom Unit of Corporate Express in the Netherlands was sold and in June 2001 the sale of NPO Sistemi S.p.A., the value added reseller business of Corporate Express Italy, was completed. A precondition for approval from the European Commission of the acquisition of the Samas office supplies division was the sale of Buhrmann's Dutch subsidiary Corporate Express Nederland BV. This sale was effected in November 2001, but the name was retained by Buhrmann.

        The following table lists Buhrmann's significant divestments since the beginning of 1999 through 2001:

Divested Business	Year
Corporate Express Nederland BV	2001
NPO Sistemi S.p.A.	2001
Call Center Services	2000
Compu' Train	2000
Information Systems Division	2000
Info'Products (Information Systems Division, United Kingdom and Ireland)	1999

RESULTS OF OPERATIONS

Net sales

        Net sales represent the invoiced value, excluding sales taxes, of goods delivered and services rendered to third parties, less discounts to customers and commissions to agents.

Added value

        Added value is arrived at by subtracting costs of trade goods sold and other costs of sales from net sales,. Costs of trade goods sold includes the purchase price, duties, insurance and transportation costs less catalogue income. Other costs of sales includes cost of work subcontracted out and delivery costs.

Operating result

        Operating result is obtained by subtracting labor costs, certain other operating costs such as rent and maintenance, general management, travelling, promotion and depreciation of tangible fixed assets and amortization of goodwill from added value. Corporate items are not allocated to the divisions and include costs incurred by the corporate headquarters as well as results of geographical holding companies.

Net financing costs

        Net financing costs consist primarily of interest costs and amortization of capitalized financing fees, relating primarily to the Senior Credit Facility entered into in 1999 to fund the merger with Corporate Express.

        The following table sets forth, for the periods indicated, net sales, added value and operating result by Buhrmann's divisions as well as net sales and operating result by geographic region.

	Year ended December 31,
SUMMARY BY DIVISION
	2001	2000	1999
	(in millions of euro)
Net Sales:
Office products North America	5,221	4,703	1,603
Office products Europe and Australia	1,496	1,330	754
Paper Merchanting	3,126	3,014	2,397
Graphic Systems	565	556	529

Total net sales	10,408	9,603	5,283

Added Value:
Office products North America	1,388	1,354	432
Office products Europe and Australia	398	357	223
Paper Merchanting	475	487	394
Graphic Systems	135	143	137
Other	—	—	3

Total added value	2,396	2,341	1,189

Operating Result:
Office products North America	242	333	62
Office products Europe and Australia	53	41	27
Paper Merchanting	93	130	86
Graphic Systems	38	50	45
Corporate expenses and other	(18)	(8)	(10)

Operating result before amortization of goodwill	408	546	210
Amortization of goodwill	(67)	(55)	(10)

Total operating result	341	491	200

	Year ended December 31,
SUMMARY BY GEOGRAPHIC REGION
	2001	2000	1999
	(in millions of euro)
Net Sales:
United States	4,952	4,424	1,615
United Kingdom	1,294	1,183	806
The Netherlands	995	916	852
Rest of the World	3,167	3,080	2,010

Total net sales	10,408	9,603	5,283

Operating Result:
United States	225	314	63
United Kingdom	28	37	30
The Netherlands	27	40	47
Rest of the World	128	155	70

Operating result before amortization of goodwill	408	546	210
Amortization of goodwill	(67)	(55)	(10)

Total operating result	341	491	200

Results of operations—year ended December 31, 2001 compared to year ended December 31, 2000

        In 2000 and 2001 Buhrmann made acquisitions and divestments that affect comparability with other years, most notably the acquisition of the office supplies division of Samas-Groep NV in April 2001 and the acquisition of the North American office products activities of USOP in May 2001. The Information Systems Division, which was sold in May 2000, has been treated as discontinued operations for the years presented.

Consolidated results

        Net sales.    Net sales in 2001 were EUR 10,408 million, compared with EUR 9,603 million in 2000, an increase of 8%. Excluding translation differences (most notably the US dollar), net sales increased by 7%. This increase was attributable to the impact of the USOP and Samas acquisitions; our organic sales were level with last year. Slowing economies in North America and Europe resulted in lower than anticipated sales of office products as our customers reduced their number of white-collar workers and also reduced spending on office products per capita. A slowdown in advertising and direct marketing activities due to negative economic conditions reduced spending by our paper merchanting and graphic systems customers.

        Added value.    In 2001, added value increased as a result of acquisitions but this positive effect was partly offset by changes in the sales mix as the portion of sales from products and services with lower margins increased. Gross margins for individual categories of products and services remained relatively stable. Added value was negatively impacted by an increase in delivery costs. The net effect of these and other factors was an increase in added value of 2% to EUR 2,396 million in 2001 from EUR 2,341 million in 2000. Added value as a percentage of net sales decreased to 23.0% in 2001 from 24.4% in 2000.

        Operating result.    Operating result decreased by 31% to EUR 341 million in 2001 from EUR 491 million in 2000. Labor and other operating costs increased by 12% due to acquisitions, as well as wage and other price increases, partly offset by the benefits from integration and restructuring carried out. Depreciation and amortization of goodwill increased by 5% mainly due to acquisitions. Lower sales volumes, a shift in the sales mix towards a larger proportion of lower margin product categories, and a lower capacity utilization of our infrastructure had a negative impact upon our operating result. Operating result before amortization of goodwill declined to EUR 408 million in 2001 from EUR 546 a year earlier. Operating result before amortization of goodwill as a percentage of net sales decreased to 3.9% in 2001 from 5.7% in 2000.

        We are realizing cost savings as a result of the integration of recent acquisitions. These cost savings relate primarily to purchasing, facilities consolidation (e.g. reductions in rent expense), payroll and other occupancy costs. In the United States, the integration of warehouses and distribution facilities was 95% complete by December 2001 and we are making adequate progress in Europe.

        Net financing costs.    Net financing costs decreased by 5% to EUR 210 million in 2001 from EUR 221 million in 2000. Lower interest margins due to the securitization program, lower average interest bearing debt (mainly due to a favorable cash flow development) and lower interest rates caused net financing costs to decrease, partly offset by an increase in amortization of financing fees to EUR 16 million in 2001 from EUR 14 million in 2000.

        Taxes.    Buhrmann's effective tax rate (taxes as a percentage of result from ordinary operations before amortization of goodwill and taxes) was 12% in 2001, compared to 17% in 2000. Of the 5% decrease of the effective tax rate in 2001, 4% was due to a release of EUR 7 million of allowances which were recorded in previous years and which were no longer deemed necessary.

        Discontinued operations.    Result on disposal of discontinued operations in 2000 (loss of EUR 3 million) relates to the finalization of the sale of the Information Systems Division. There were no discontinued operations in 2001.

        Extraordinary result from continuing operations.    Extraordinary result from continuing operations was a net loss of EUR 40 million in 2001, compared to an income of EUR 13 million in 2000.

        Extraordinary result in 2001 consisted of extraordinary income of EUR 20 million, extraordinary losses of EUR 86 million and a related tax gain of EUR 26 million.

        In February 2001, Buhrmann sold its remaining interest in Sappi Limited. After the settlement of hedging and other transaction costs, this resulted in a positive cash flow of EUR 75 million and extraordinary income of EUR 20 million. Extraordinary expense in 2001 consists of expenses relating to cost reduction measures, including a reduction in the workforce, of EUR 45 million and EUR 41 million for expenses relating to the integration of the office supplies divisions of USOP and Samas that did not qualify as goodwill and for certain expenses relating to the sale of Corporate Express Nederland BV.

        Extraordinary result in 2000 consisted of extraordinary income of EUR 31 million, extraordinary losses of EUR 11 million and related tax losses of EUR 7 million.

        Extraordinary income in 2000 consisted of a repayment from the Company's pension fund in the Netherlands. The extraordinary expense of EUR 11 million was predominantly the result of divestments of non-core activities.

Office Products North America

        Net sales.    Net sales increased by 11% to EUR 5,221 million in 2001 from EUR 4,703 million in 2000. The increase can be attributed primarily to the USOP acquisition that occurred in May 2001. The increase in the average exchange rate of the US dollar against the Euro had an additional positive effect. Organic sales were level with last year, as a strong increase in software sales was offset by a decline within the office supplies business.

        The economic slowdown in our markets in North America that began late in the first quarter of the year deepened as the year progressed and was significantly exacerbated by the events of September 11. The office products business was negatively affected by a reduction in the number of white-collar workers employed by our North American customers and a reduction in spending per capita. This was particularly the case on the west coast of the United States, as large technology, media and telecoms customers trimmed their organizations in response to the sudden interruption in growth in their markets. In addition, there were some specific adverse effects for the specialty products business. The airline tag segment of the forms management business was severely curtailed. This business area was also affected by the anthrax scare that impacted its direct mail business. Promotional marketing business volume was reduced because many companies cancelled promotional events.

        Added value    Added value in the Office Products North America Division increased by 3% to EUR 1,388 million in 2001 from EUR 1,354 million in 2000. This increase is attributable to the USOP acquisition. Added value was adversely affected by the change in the sales mix predominantly from office supplies to lower margin software products. Added value as a percentage of net sales decreased to 26.6% in 2001 from 28.8% in 2000.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill decreased by 27% to EUR 242 million in 2001 from EUR 333 million in 2000. This is mainly a result of the adverse effect of the change in sales mix on added value. The increase in labor, other operating and depreciation costs is mainly attributable to the consolidation of USOP. In the course of the year, cost reduction measures were implemented, including a reduction in the number of staff, which resulted in structural cost savings. In addition, we are realizing favorable synergies from the integration of the USOP acquisition. These actions lessened the impact of the negative economic environment. Operating result before amortization of goodwill as a percentage of sales was 4.6% in 2001, compared to 7.1% in 2000.

Office Products Europe and Australia

        Net sales.    Net sales in the combined Office Products Europe and Australia Division increased by 12% to EUR 1,496 million in 2001 from EUR 1,330 million in 2000. The increase is mainly a result of the acquisition of the office supplies division of Samas and strong sales growth in Australia, partly offset by a negative translation impact caused by a weaker Australian dollar.

        In the Office Products Europe Division total sales increased to EUR 1,143 million in 2001 from EUR 1,020 million in 2000. The Samas acquisition had a significant positive effect on this Division's sales growth in 2001, while sales were negatively affected by the economic slowdown. The overall organic sales showed a decline of 2%. In the office supplies segment of the business, however, organic sales increased by 2% compared to the previous year. In Germany, a strong e-commerce strategy provided healthy sales growth in office supplies there, which was partly offset by a decline in furniture and copier sales. In addition, the Benelux, France, Austria and Ireland recorded good sales performances in office supplies.

        Corporate Express Australia continued its robust sales performance as it had an excellent year with sales increasing to EUR 353 million in 2001 compared to EUR 310 million in 2000. Organic sales growth was 26%. The weakening of the Australian dollar versus the euro had a negative effect on sales reported in euro.

        Added value    Added value in the Office Products Europe and Australia Division increased by 11% to EUR 398 million in 2001 from EUR 357 million in 2000. This increase is due to the acquisition of the office products business of Samas and the continuing good performance of the Australian operations. Added value as a percentage of net sales decreased to 26.6% in 2001 from 26.8% in 2000.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill increased by 29% to EUR 53 million in 2001 from EUR 41 million in 2000. The increase is attributable to the acquisition of the office supplies division of Samas and the continuing good performance of the Australian operations. The negative effects of the economic slowdown in our markets were somewhat offset by realized synergies from the integration of the Samas office supplies acquisition and an implemented cost reduction program. We expect the full impact of the rationalization and cost reduction measures to be realized as of 2002. Operating result before amortization of goodwill as a percentage of sales increased to 3.5% in 2001 from 3.1% in 2000.

Paper Merchanting

        Net sales.    Net sales in the Paper Merchanting Division increased by 4% to EUR 3,126 million in 2001 from EUR 3,014 million in 2000. Despite lower volumes, sales increased, mostly due to higher overall paper prices, which were partly offset by a shift in the sales mix from 'stock' to lower priced 'indent' (paper ordered through merchants, but delivered directly from the mills) and due to acquisitions in 2001 and 2000. On a comparable basis, volumes for the full year decreased by 4%. The overall full-year paper price level was 5% higher than full-year 2000. Organic sales, which excludes the impact of acquisitions and translation differences, were on the same level as last year.

        The adverse economic conditions of our markets in 2001 and their immediate negative effect on advertising and direct marketing spending contributed to lower commercial print sales by Buhrmann. The decline was particularly felt in the coated paper category, which accounts for approximately 65% of this business unit's sales. The display business unit suffered from the apparent reduction in point-of-sale material ordered by retail companies. The office market maintained its strong sales pattern in 2001, showing good growth in sales via re-sellers as well as directly to large corporations. The packaging market showed a healthy growth for the third consecutive year.

        Added value    Added value decreased by 2% to EUR 475 million in 2001 from EUR 487 million in 2000. The decrease was due to the adverse change in product mix from stock sales to lower margin indent sales, whereby paper is delivered directly from the paper mills. While the paper merchant continues to be responsible for all selling and administration activities, this type of delivery negatively affects our margins. Indent sales typically occur when over-capacity enables the paper mills to offer quicker-than-normal deliveries. Indent sales should decrease in favor of stock sales once demand recovers. Pricing discipline and continuous efforts to improve the product mix partially offset the effect of negative volume and sales mix development. Added value as a percentage of net sales decreased to 15.2% in 2001 from 16.2% in 2000.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill decreased by 28% to EUR 93 million in 2001 from EUR 130 million in 2000. This decrease is due to the lower added value and an increase in labor, other operating and depreciation costs, mainly resulting from the full year impact of the various acquisitions. Cost reductions and operational efficiencies partially offset the decrease in operating result. Operating result before amortization of goodwill as a percentage of sales decreased to 3.0% in 2001 from 4.3% in 2000.

Graphic Systems

        Net sales.    Net sales in the Graphic Systems Division increased by 2% to EUR 565 million in 2001 from EUR 556 million in 2000. The economic downturn effects of 2001 hurt our customers. Printing levels were reduced as advertising and direct marketing programs and expenditures were scaled down and as a result, our customers were reluctant to make capital equipment purchases. Non-machinery activities, such as supplies, services and spare parts were largely responsible for the slight growth in sales in the Graphic Systems Division.

        Added value    Added value decreased by 6% to EUR 135 million in 2001 from EUR 143 million in 2000. Added value decreased due to overall lower margins, partly offset by an increase in sales of spare parts, supplies and services ("3 Ss"), which have higher margins. Added value as a percentage of net sales decreased to 23.9% in 2001 from 25.7% in 2000.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill decreased by 24% to EUR 38 million in 2001 from EUR 50 million in 2000. This decrease is a result of a decline in added value and modest increases in labor, other operating, and depreciation costs, which are predominantly fixed. In 2001, the gross margin of the "3 Ss" covered 53% of total cost of the entire Graphic Systems Division, up from 52% in 2000. In order to make the results in this division less dependent on the cyclical capital goods market for printing presses and to offer more services to our customers, our goal is to increase the coverage of the "3Ss" to 60% of total costs by 2004. Operating result before amortization of goodwill as a percentage of sales decreased from 9% in 2000 to 6.7% in 2001.

Holdings (unallocated overhead)

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill decreased from a loss of EUR 8 million in 2000 to a loss of EUR 18 million in 2001, mainly due to non-recurring gains in 2000 which were absent in 2001. These gains relate to releases of allowances for doubtfull accounts receivable and provisions for pensions.

Results of operations—year ended December 31, 2000 compared to year ended December 31, 1999

        The reporting year 2000 was the first year in which the strategic changes to the business profile, as carried out primarily from 1997 until 1999, are fully reflected. However, for comparison purposes it is noted that the reporting year 1999 includes the results of only the last two months of 1999 of Corporate Express, which was acquired in October 1999. The Information Systems Division, which was sold in May 2000, has been treated as discontinued operations for the years presented. This means that the results of the Information Systems Division are not included in the consolidated results but in one line "income from discontinued operations" for these years.

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

        Added value.    Added value increased by 97% to EUR 2,341 million in 2000 from EUR 1,189 million in 1999, reflecting primarily the impact of acquisitions made in 1999. Added value as a percentage of net sales increased to 24.4% in 2000 from 22.5% 1999.

        Operating result.    Operating result increased by 146% to EUR 491 million in 2000 from EUR 200 million in 1999, reflecting primarily the impact of acquisitions made in 1999 and the realized synergies during 2000. All divisions contributed to this growth. Results in the Office Products North America Division mainly improved through the acquisition of Corporate Express and the synergies realized during 2000 of approximately EUR 80 million for both Corporate Express North America and Europe. The Office Products Europe and Australia Divisions realized sharp growth of sales with good margins in Australia. In Europe results were negatively affected by the integration of the former Corporate Express activities. The increase in the operating result of the Paper Merchanting Division was due to higher paper prices and satisfactory volume growth. In the Graphic Systems Division margins were kept on the same level as the previous year, and were combined with moderate cost increases. Operating result before amortization of goodwill increased from EUR 210 million in 1999 to EUR 546 million in 2000, an increase of 160%. Operating result as a percentage of net sales increased to 5.7% in 2000 from 4.0% in 1999.

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

        Extraordinary result in 2000 consisted of extraordinary income of EUR 31 million, extraordinary losses of EUR 11 million and tax losses of EUR 7 million. Extraordinary income in 2000 related to the repayment of an equity surplus from the Buhrmann Pension Fund in the Netherlands. The equity of the Buhrmann Pension Fund substantially exceeded the standards set by the pension fund with regard to the level of provisions required for pension commitments and investment exposure. Taking this surplus into account, the pension fund was permitted to revise the indexation standard of the pension rights of the former members and it has made a repayment to the Company. This repayment resulted in an extraordinary income for 2000 of EUR 31 million. The extraordinary loss of EUR 11 million was predominantly the result of divestments of non-core activities. The balance, extraordinary income of EUR 20 million, was reduced by tax charges amounting to EUR 7 million.

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

        Added value    Added value increased by 313% to EUR 1,354 million from EUR 432 million in 1999. This increase is largely attributable to the full year impact of the acquisition of Corporate Express and the organic growth achieved in 2000 as well as currency fluctuations. Added value as a percentage of net sales increased to 28.8% in 2000 from 26.9% in 1999.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill increased by 437% to EUR 333 million in 2000 from EUR 62 million in 1999. This sharp increase was mainly caused by the acquisition of Corporate Express and the synergies realized during 2000. Operating result before amortization of goodwill as a percentage of sales was 7.1% in 2000 compared to 3.9% in 1999.

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

        Added value    Added value in the Office Products Europe and Australia Division combined increased by 60% to EUR 357 million in 2000 from EUR 223 million in 1999. While the Corporate Express acquisition fueled sales gains, profitability in the Office Products Europe Division and the strong sales growth achieved by Corporate Express Australia (resulting primarily from acquisitions, price increases and strong organic growth) were adversely affected by the combination with the less profitable Corporate Express European businesses, causing profit margin erosion. Buhrmann was not able to pass on to customers higher delivery costs due to increased energy prices, price increases from suppliers resulting from increased raw material costs and adverse currency movements (mainly due to the stronger US dollar). Added value as a percentage of net sales decreased to 26.8% in 2000 from 29.6% in 1999.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill increased by 52% to EUR 41 million in 2000 from EUR 27 million in 1999. The 52% increase in operating result was the result of sharp growth of sales with good margins in Australia. In Europe, operating results were negatively affected by the integration of the former Corporate Express activities. Operating result before amortization of goodwill as a percentage of sales decreased to 3.1% in 2000 from 3.6% in 1999.

Paper Merchanting

        Net sales.    Net sales increased by 26% to EUR 3,014 million in 2000 from EUR 2,397 million in 1999. Organic growth was 16% (excluding the impact of translation differences), of which approximately 7% was due to volume gains and 9% as a result of increased average paper prices.

        Added value    Added value increased 24% to EUR 487 million in 2000 from EUR 394 million in 1999. The increase was due to higher paper prices, satisfactory volume growth, and a shift in the sales mix to higher-margin stock sales and acquisitions. In 2000 stock sales were 47% of volume, up from 44% in 1999. Added value as a percentage of net sales was 16.2% in 2000 compared to 16.4% in 1999.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill increased by 51% to EUR 130 million in 2000 from EUR 86 million in 1999 due to the aforementioned higher added value. Labor, other operating and depreciation cost increased mainly due to acquisitions. Operating result before amortization of goodwill as a percentage of sales increased to 4.3% in 2000 from 3.6% in 1999.

Graphic Systems

        Net sales.    Net sales increased by 5% to EUR 556 million in 2000 from EUR 528 million in 1999. Non-machinery activities, such as supplies, services and spare parts were largely responsible for the growth in sales.

        Added value    Added value increased by 4% to EUR 143 million in 2000 from EUR 137 million in 1999. The improvement mainly stemmed from an increase in non-machinery activities, such as supplies, services and spare parts which have higher margins. Overall, margins were kept on the same level as the previous year. Added value as a percentage of net sales was 25.7% in 2000 compared to 25.9% in 1999.

        Operating result before amortization of goodwill.    Operating result before amortization of goodwill increased by 11% to EUR 50 million in 2000 from EUR 45 million in 1999. This increase is due to an improvement of added value, combined with moderate cost increases. Operating result before amortization of goodwill as a percentage of sales increased to 9% in 2000 from 8.5% in 1999.

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

        We have a USD 350 million working capital facility under the Senior Credit Facility (see Capital Resources, Financing activities below) which is mainly used to fund the fluctuation in working capital that the Company experiences in the ordinary course of its business. Due to favorable cash flow developments in 2001, there were no borrowings under the working capital facility at December 31, 2001. At December 31, 2000 USD 149 (EUR 160) million was borrowed under this facility. This facility is a revolving credit facility and is available until October 2005. Buhrmann's accounts receivable Securitization program allows for increases in funding if increases in working capital requires so. Buhrmann believes that its operating cash flows and available lines of credit will provide us with sufficient liquidity and resources to meet our current financial obligations.

Capital Resources

Cash flows

        Historically, Buhrmann has funded working capital and capital expenditures from cash provided by operating activities.

        After giving effect to acquisitions, working capital slightly decreased to EUR 1,327 million in 2001 from EUR 1,398 million in 2000. On a comparable basis working capital decreased even more. This was mostly due to good progress in reducing trade receivables and inventories.

        In 2001, cash flow from operating activities improved markedly to EUR 469 million, compared to EUR 66 million in 2000. Although operating result before depreciation and amortization of goodwill after adjustments for movements in provisions decreased compared to 2000, this was more than offset by favorable working capital development in 2001. Payments charged to provisions, which was mostly related to restructuring, increased from EUR 20 million in 2000 to EUR 39 million in 2001. Capital expenditure amounted to EUR 127 million in 2001 compared to EUR 122 million in 2000. Buhrmann expects to incur normal levels of capital expenditures, subject to unforeseen circumstances, over the next few years of approximately EUR 140 million per year. Cash flow from operating activities after capital expenditure increased to EUR 342 million in 2001 from EUR 56 million negative in 2000. Cash used for acquisitions was EUR 578 million in 2001, up from EUR 113 million in 2000 which includes the acquisition of the shares of the office products companies of Samas (EUR 321 million) and the North American office products assets of USOP (EUR 193 million). Payments related to the integration of the acquisitions amounted to EUR 208 million compared to EUR 158 million in 2000. Divestment proceeds in 2001 were EUR 147 million, compared to EUR 76 million in 2000, which include primarily the sale of the interest in Sappi (EUR 75 million), NPO Sistemi (EUR 30 million) and the office products activities of Corporate Express Nederland BV (EUR 22 million of which EUR 5 million was received in January 2002).

        The resulting available cash flow from operations after giving effect to investment activities in 2001 was EUR 297 million negative which was primarily financed from the share issue in March 2001 which raised EUR 665 million, net of expenses.

        Buhrmann paid cash dividends on its Ordinary Shares and Preference Shares A of EUR 60 million in 2001 and EUR 53 million in 2000.

Financing activities

        Buhrmann incurred substantial indebtedness in connection with the acquisition of Corporate Express which was partly funded through the Senior Credit Facility and the issuance of the 12 1/4% Notes. The Senior Credit Facility and the indenture for the 12 1/4% Notes impose certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Also, Buhrmann is required to apply a percentage of the proceeds of any equity offering to the prepayment of debt under the facility. Under the Senior Credit Facility, Buhrmann must also comply with certain financial maintenance covenants. Buhrmann was in compliance with these financial covenants at December 31, 2001. It is noted that among others, operating result used for banking covenant calculation purposes may differ significantly from the operating result as published in this report due to specific contractual definitions. Buhrmann can on occasion obtain consent from its lenders to amend certain terms and conditions of the Senior Secured Credit Facility, which may involve additional fees. For example, in December 2001, Buhrmann agreed amendments to ensure continued financial flexibility.

        The Senior Credit Facility consists of Term loans A, and Term loans B with tranches in EUR and USD plus a working capital facility of USD 350 million. The indebtedness under the Senior Secured Credit Facility is secured by a pledge of the assets of Buhrmann, all of the assets of its existing and future operating companies in the United States and the greater part of its operating companies outside the United States. Borrowings under the Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. The margins above LIBOR vary with the leverage ratio (pricing grid). Over 2001, these margins remained constant for both the working capital facility and the Term loans A at 2.375% and the Term loans B at 3.25% The working capital facility carries a fee of 0.50% for the undrawn balance.

        In 2001, the Term Loans A and Terms Loans B were increased by EUR 357 million to finance the acquisition of the Samas office supplies. The Term Loans A and Term Loans B were reduced by EUR 68 million out of the proceeds from the sale of the Sappi shares, EUR 118 million out of the share issue and EUR 82 million out of the trade receivables securitization program. At the end of 2001, the Terms loan A had an amount outstanding of EUR 789 million compared to EUR 610 million in 2000. Contractual redemptions on the Term loans A will have a total of EUR 32 million in 2002 with the final redemption in 2005. The Term Loans B had an amount outstanding at the end of 2001 of EUR 605 million compared to EUR 643 million in 2000. Contractual redemptions on the Term Loans B have started with a final redemption projected for 2007. Contractual redemptions for 2002 of the Term Loans B will be EUR 2 million. At the end of 2001 no amounts were drawn under the working capital facility due to favorable cash flow developments. At the end of 2000, an amount of EUR 160 million was drawn under this facility.

        Buhrmann may prepay indebtedness under the Senior Credit Facility at any time and under the 12 1/4% Notes at any time after November 1, 2004 and under specified circumstances prior to 2004.

        As at December 31, 2001, Buhrmann is required to make the following scheduled long-term debt payments:

Total Payment Amount (in millions of euro)
Year
2002	44
2003	202
2004	259
2005	322
2006	292
After 2006	984

Total	2,103

        Of the long-term debt at December 31, 2001, 65% was issued in USD, 28% in euro and 8% in British Pounds Sterling. Buhrmann aims to incur debt by currency in accordance with the proportion of the main currencies in forecasted operating result before depreciation and amortization of goodwill. Forward foreign exchange and currency swaps are used to adjust the currency profile to the desired profile. After hedging with these swaps the currency profile of the long-term debt at December 31, 2001 was 66% in USD 26% in euro and 7% in British Pounds Sterling. For more information about our hedging policies and forward foreign exchange and currency swaps, we refer to Item 11 "Quantitative and Qualitative Disclosure about Market Risk".

        At the end of 2001, interest-bearing debt was reduced to a level of EUR 2,004 million compared to EUR 2,208 million in 2000, mainly due to favorable cash flow developments. Interest-bearing debt, expressed as a percentage of group equity, was 75% at the end of 2001 compared to 113% in 2000.

        Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann's interest cost with respect to its long-term debt, of which 81% was issued at variable interest rates and 19% at fixed interest rates at the end of 2001. The principal hedging agreements are a series of interest rate swaps (in euro and US dollars) with a total principal of EUR 1,329 million at December 31, 2001 for appropriate maturities. These swaps adjusted the interest rate profile of the long-term debt at December 31, 2001 to 84% fixed and 16% variable. For more information about our hedging policies and interest rate swaps, we refer to Item 11 "Quantitative and qualitative disclosure about market risk".

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

        In 2000, Buhrmann entered into a trade receivable securitization program for some Group companies in the Netherlands and the United Kingdom. In 2001, the program was extended with Group companies in the United States. The receivables are sold to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the receivables to third-party dedicated entities as security for loans received. As of April 30, 2002, trade receivables of EUR 601 million were pledged under this program. The outstandings against the amount of receivables pledged, fluctuate as a result of liquidity requirements and advance rates calculated. The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in the Consolidated Balance Sheet. Up to the amount of USD 500 million, half the proceeds are used to reduce long-term borrowings while the other half is available for general business purposes. Any drawings above USD 500 million can only be used for redemption of the Term Loans A and B.

Research and development

        Buhrmann's policy is to expense costs of research as incurred and to capitalize costs of development. Costs of research were insignificant in the years 2001, 2000 and 1999.

Inflation

        Cost inflation has been relatively low in Buhrmann's primary US and European markets for each of the last three fiscal years and has not had a material impact on our results.

Introduction of the euro

        On January 1, 2002, the euro became the official tender for the members of the European Union which satisfied the convergence criteria in the Treaty of European Economic and Monetary Union and have elected to participate. As of January 1, 1999, the exchange rates between the legal currencies of the participating states had been fixed against the euro. All of Buhrmann's subsidiaries located in the participating member states have used the euro as their functional currency from January 1, 1999 to the extent required by customers. In addition, our internal invoicing has taken place in euro since January 1, 1999. Buhrmann has adopted the euro as its reporting currency for the presentation of financial information for reporting periods beginning on or after January 1, 1999. To date, Buhrmann has not experienced any material adverse impact on its financial condition or results of operations in connection with the introduction of the euro and does not believe that there will be a material adverse impact.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        Buhrmann has a two-tiered board structure, consisting of a Supervisory Board, with eight non-executive Members, and an Executive Board with three executive Members as of December 31, 2001.

Supervisory Board

        The function of the Supervisory Board is to supervise and advise the Executive Board. Supervisory Board Members are appointed (or re-appointed) by the Supervisory Board for terms of four years and must retire at age 70.

        During the Annual General Meeting of Shareholders on May 2, 2002 a proposal to amend the Articles of Association was approved. After the formalization of the amendment, the General Meeting of Shareholders will hold the authority to appoint Members of the Supervisory Board and to suspend them.

        The Supervisory Board has established two committees, a Remuneration and Appointments Committee and an Audit Committee.

Executive Board

        The Executive Board is responsible for the management of the Company. Each of the Members has specific areas of responsibility as part of an allocation of tasks approved by the Supervisory Board.The Members, who are Buhrmann employees with directorship and management positions with Buhrmann NV's subsidiaries, are appointed by the General Meeting of Shareholders. Nominations for the Executive Board are made by the Supervisory Board. The Executive Board meets formally once a month and on an informal basis as often as is necessary.

        The Members of the Executive Board are assisted by a number of Buhrmann's top managers with whom they form the Executive Management Group. This group meets on a periodic basis and decides on important matters for Buhrmann, such as the development and execution of Buhrmann's strategy.

Directors and Senior Management

Supervisory Board

        The Members of the Supervisory Board as of December 31, 2001 were as follows:

Name	Age	Principal Occupation	Year of Appointment
P.C. van den Hoek, Chairman	63	Lawyer	1993
A.G. Jacobs, Vice Chairman	66	Former Chairman of the Executive Board of ING Groep NV	1998
R.C. Gay	50	Managing Director of Bain Capital, Inc	1999
K. de Kluis	65	Former Chairman of the Executive Board of Buhrmann NV	1999
J. Peelen	62	Former Member of the Executive Committee of Unilever	1999
A.P. Ressler	41	Managing Partner of Apollo	1999
G.H. Smit	54	Former Chairman of the Executive Board of Vedior NV	1998
R. Zwartendijk	62	Former Member of the Executive Board of Koninklijke Ahold NV	1999

        P.C. Van den Hoek    Mr. Van den Hoek was appointed in 1993. His current term of office expires in 2004. His nationality is Dutch. He is a lawyer with Stibbe in Amsterdam and currently holds Supervisory Directorships in AON Groep Nederland BV, ASM International NV (Chairman), Ballast Nedam NV (Chairman), Het Financieele Dagblad Holding BV (Chairman), Robeco Groep NV (Chairman), Robeco NV (Chairman), Rolinco NV (Chairman), Rorento NV (Chairman) and Wavin BV (Chairman).

        A.G. Jacobs    Mr. Jacobs was appointed in 1998. His current term of office expires in 2004. His nationality is Dutch. He was formerly Chairman of the Executive Board of ING Groep NV. He currently holds Supervisory Directorships in Euronext NV, IHC Caland NV, Imtech NV (Chairman), ING Groep NV, Johan Enschedé BV (Chairman), NV Koninklijke Nederlandsche Petroleum Maatschappij and VNU NV.

        R.C. Gay    Mr. Gay was appointed in 1999. His current term of office expires in 2003. He is a Managing Director of Bain Capital, Inc. His nationality is American. He currently holds Supervisory Directorships in Alliance Laundry, IHF Capital, Maxim Crane and Nutraceutical, Inc. Mr. Gay was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

        K. de Kluis    Mr. De Kluis was appointed in 1999. His current term of office expires in 2002. He was formerly Chairman of the Executive Board of Buhrmann NV. His nationality is Dutch. He currently holds Supervisory Directorships in Brocacef Holding NV, C.K. Dekker Hout Beheer BV, Van Leeuwen Buizen Groep BV, Sappi Limited and Van Wijnen Holding NV (Chairman).

        J. Peelen    Mr. Peelen was appointed in 1999. His current term of office expires in 2002. He was formerly a Member of the Executive Committee at Unilever with responsibility for personnel, and a Member of the Executive Board of Unilever NV. His nationality is Dutch. He currently holds Supervisory Directorships in Arcadis NV, Friesland Coberco Dairy Foods Holding NV and VVVA Groep BV.

        A.P. Ressler    Mr. Ressler was appointed in 1999. His current term of office expires in 2003. He is a Founder/Partner of Apollo Advisors, L.P., Lion Advisors, L.P. and Ares Management, L.P. His nationality is American. He currently holds Supervisory Directorships in Allied Waste Industries, Inc., Prandium, Inc. and Vail Resorts, Inc. Mr. Ressler was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

        G.H. Smit    Mr. Smit was appointed in 1998. His current term of office expires in 2005. He was formerly Chairman of the Executive Board of Vedior NV. His nationality is Dutch. He currently holds Supervisory Directorships in Endemol Entertainment Holding NV and Transavia Airlines CV.

        R. Zwartendijk    Mr. Zwartendijk was appointed in 1999. His current term of office expires in 2005. He was formerly Member of the Executive Board of Koninklijke Ahold NV. His nationality is Dutch. He currently holds Supervisory Directorships in Ahold Supermercados S.A., Blokker Holding BV (Chairman), InnoConcepts NV, Koninklijke Numico NV (Chairman), Lincoln Snacks Company, Nutreco Holding NV (Chairman), Randstad Holding NV and Telepanel Systems, Inc.

Executive Board

        The Members of the Executive Board as of December 31, 2001 are as follows:

Name	Age	Areas of Responsibility	Year Joined Company
Frans H.J. Koffrie	50	Chairman of the Executive Board, President and Chief Executive Officer	1988
George Dean	55	Member of the Executive Board; President of the Paper Merchanting Division	1990
Floris F. Waller	43	Member of the Executive Board and Chief Financial Officer	1999

        Frans H.J. Koffrie    Mr. Koffrie joined Buhrmann in 1988 and was appointed Chairman of the Executive Board in 1998. From 1993, he served as a Member of the Executive Board of KNP BT. In 1990, he was appointed to the Executive Board of VRG where he had served as a managing director of the Business Systems division since 1988. From 1975 to 1988, Mr. Koffrie worked for Triumph-Adler Nederland BV and from 1971 to 1975 for Vroom en Dreesmann. Mr. Koffrie currently holds Supervisory Directorships in Libertel NV and Wessanen NV, two Dutch public companies. Mr. Koffrie has a masters degree in economics from the University of Amsterdam, and a bachelors degree in law from Erasmus University, Rotterdam.

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

        Floris F. Waller    Mr. Waller joined Buhrmann in 1999 and was appointed Chief Financial Officer and a Member of the Executive Board in that year. Mr. Waller is a director of Buhrmann US Inc. Before joining Buhrmann, he was Treasurer of the European Region for Unilever NV, which he joined in 1984. He has also held a number of positions within Unilever in the Netherlands, Switzerland and the United States. Mr. Waller has a masters degree in economics from Erasmus University, Rotterdam and is a fully qualified accountant.

        Effective October 8, 2001, Robert L. King resigned as a Member of the Executive Board of Buhrmann and as President and Chief Executive Officer of Buhrmann's Office Products North America Division. After his resignation, Mr. King became Chief Executive Officer and Chairman of Requisite Technology, Inc., a global leader in enterprise content management solutions. Corporate Express was an early investor in Requisite Technology and maintains an equity position in the company.

        At the Annual General Meeting of Shareholders, which was held on May 2, 2002, Mr. Rudi De Becker and Mr. Mark S. Hoffman were appointed as Members of the Executive Board. Their résumés are included under Executive Management Group below.

Executive Management Group

        The Members of the Executive Board are assisted by a number of top managers of Buhrmann with whom they form the Executive Management Group. In addition to the Members of the Executive Board, the Members of the Executive Management Group as of December 31, 2001 are as follows:

Name	Age	Areas of Responsibility	Year Joined Company
J. Pieter E. Barbas	60	Company Secretary	1971
Rudi de Becker	55	President, Office Products Europe Division	2001
Richard Dubin	60	President of Speciality Business units in Office Products North America Division	1991
Thomas Heine-Geldern	50	Regional President France, Southern and Central Europe, Paper Merchanting Division	1991
Mark S. Hoffman	49	President and Chief Executive Officer of Office Products North America Division	1999
Carl M. Thomas	55	President, Graphic Systems Division	1990
Harry G. Vreedenburgh	51	Director of Accounting, Control & Economic Affairs	1984

        J. Pieter E. Barbas.    Mr. Barbas joined Buhrmann in 1971 as legal counsel and was appointed Company Secretary in 1975. He is also responsible for corporate communications. Mr. Barbas has a masters degree in law from the University of Utrecht (The Netherlands).

        Rudi De Becker.    Effective from April 16, 2001, Mr. De Becker was appointed President of the Office Products Europe Division. Prior to this, Mr. De Becker had been a Member of the Executive Board of Samas Groep NV since 1998 and held senior management positions on an European level with Black and Decker and Xerox Corporation. He was previously active in management consulting with Booz, Allen & Hamilton and McKinsey. Mr. De Becker holds a master's degree in economics and an MBA from the University of Ghent, Belgium. At the Annual General Meeting of Shareholders on May 2, 2002, Mr. De Becker was appointed as a Member of the Executive Board of Buhrmann.

        Richard Dubin.    Prior to the merger with Corporate Express, Mr. Dubin served as Executive Vice President and President of BT Office Products North America since August 1997. He is the President of Buhrmann US Inc. Mr. Dubin had been a Vice President of BT Office Products since April 1995 and previously served as Regional President, Mid-West Region of that company from January 1995 to August 1997. Mr. Dubin was the President of BT Buschart from April 1990 through December 1994. Mr. Dubin was the President of Buschart Office Products, Inc., a contract stationer serving the St. Louis metropolitan area and the predecessor of BT Buschart, from September 1981 until the acquisition of Buschart Office Products, Inc. by BT Office Products in April 1990. Mr. Dubin retired from Buhrmann on March 31, 2002.

        Thomas Heine-Geldern.    Mr. Heine-Geldern joined Buhrmann in 1991 and has been Regional President, France, Southern and Central Europe of our Paper Merchanting Division since 1996. From 1994 to 1995, he was Managing Director of the paper merchant group of KNP LEYKAM. From 1991 to 1997, Mr. Heine-Geldern was a Member of the Executive Board of Leykam-Mürztaler Papier-und Zellstoff A.G. Mr. Heine-Geldern has an MBA from INSEAD Fontainebleau and a doctor juris degree from the University of Vienna.

        Mark S. Hoffman.    On October 8, 2001, Mr. Hoffman succeeded Robert L. King as President and Chief Executive Officer of Buhrmann's Office Products North America Division. At the Annual General Meeting of Shareholders on May 2, 2002, Mr. Hoffman was appointed as a Member of the Executive Board of Buhrmann. Upon the closing of the merger with Corporate Express, Mr. Hoffman became President of North American office products. Mr. Hoffman joined Corporate Express as President of North American Operations during 1997. Before Mr. Hoffman joined Buhrmann, he served as President, Chief Executive Officer and a director of APS Holdings, Inc. from August 1992 to March 1997. Mr. Hoffman was Vice President, Planning and Development at W.W. Grainger, Inc., from April 1991 to July 1992. From 1987 to April 1991, he was with TRW, Inc., a manufacturer of automotive parts and other products and a provider of information system services, in various executive capacities, including Vice President and General Manager of TRW, Inc.'s Asia Pacific steering and suspension operations and Managing Director, TRW Products, Ltd.

        Carl M. Thomas.    Mr. Thomas joined Buhrmann in 1990 and was Division Director and President of our Information Systems Division since 1998. Following the divestment of this division in May 2000, Mr. Thomas was appointed as Division Director and President of the Graphic Systems Division. From 1990 to 1997, Mr. Thomas was Managing Director of Tetterode Nederland BV. From 1988 to 1990, he was Managing Director of Nashua Nederland NV. From 1987 to 1988, he was Interim Manager for Nashua U.K. and before that, since 1984 he was Managing Director of Hagemeyer Singapore.

        Harry G. Vreedenburgh.    Mr. Vreedenburgh joined Buhrmann in 1984 and was appointed Director of Accounting, Control & Economic Affairs in 1998. Mr. Vreedenburgh has held various positions with Buhrmann. From 1994 he was Chief Financial Officer and from 1996 he was a Member of the Executive Board of KNP BT Distribution. He previously served as Staff Director of Corporate Planning & Systems of KNP BT from 1993 to 1994 and, prior thereto, as Group Controller of VRG-Groep NV from 1987 to 1993 and Financial Director of VRG-Paper in South Africa. Before joining Buhrmann, Mr. Vreedenburgh held controller positions with VNU NV and Wessanen NV. Mr. Vreedenburgh has a masters degree in economics from Erasmus University, Rotterdam.

Board Practices

        The Supervisory Board of Buhrmann has established two committees, each comprising three Members of the Board. The Remuneration and Appointments Committee advises the Supervisory Board on such matters as the appointment and remuneration structure of the Members of the Supervisory Board and Members of the Executive Board. As of December 31, 2001 the Members were P.C. van den Hoek, K. de Kluis and R. Zwartendijk. The Audit Committee assists the Supervisory Board in the evaluation of the Company's auditing and controlling functions. This includes the review of the financial reporting process, the system of internal control and management of financial risks, the audit process, and the compliance process.

        As of December 31, 2001 the Members of the Audit Committee were P.C. van den Hoek, A.G. Jacobs and G.H. Smit. Audit Committee meetings are attended by the CEO, the CFO and the Director of Accounting, Control & Economic Affairs and are held not less than twice a year.

Compensation

        The compensation in 2001 for Members of the Executive Board was as follows (in thousands of euro):

	Salary	Pension charges	Total 2001
Frans H.J. Koffrie	545	171	716
George Dean	408	265	673
Robert L. King*	699	6	705
Floris F. Waller	295	103	398

Total	1,947	545	2,492

*
Mr. King was appointed to the Executive Board with effect from April 14, 2000 and resigned on October 8, 2001.

        The remuneration reported relates to the period of membership of the Executive Board.

        The bonuses for the Executive Board are performance related and determined by the Supervisory Board.

        In 2001, the following bonuses were paid to Members of the Executive Board for performance in the year 2000 (in thousands of euro):

Frans H.J. Koffrie	299
George Dean	193
Robert L. King	391
Floris F. Waller	136

Total	1,019

        In 2002, no bonuses were granted to Members of the Executive Board for performance in the year 2001.

        The aggregate compensation in 2001 for Members of the Supervisory Board was EUR 271 thousand. The compensation of the Supervisory Board does not depend on the Company's result.

        The aggregate compensation in 2001 (including pension, retirement and other similar benefits) of Members of the Executive Management Group, excluding Members of the Executive Board was EUR 3,074 thousand. The aggregate amount set aside or accrued by Buhrmann in 2001 to provide pension benefits for Members of the Executive Management Group, excluding Members of the Executive Board, was EUR 269 thousand.

        Mark Hoffman, as a U.S. based executive, participates in an additional long-term incentive scheme designed for the Office Products North America Division. This scheme pays awards based on the division's growth in economic value, measured over a three-year period. Robert King and Richard Dubin, who both retired from Buhrmann, also participated in this scheme.

        The Members of the Executive Management Group, including Members of the Executive Board, received 157,000 options to Ordinary Shares in Buhrmann in 2001.

        Certain Members of the Executive Management Group have service agreements providing for benefits upon termination of employment.

Ownership of Securities and Share Option Rights

        The Members of the Supervisory Board, Executive Board and Executive Management Group at April 30, 2002 held a total of:

  •
  165,243 Ordinary Shares in Buhrmann;

  •
  411 certificates of Buhrmann Preference Shares A, and

  •
  option rights on 345,500 Ordinary Shares in Buhrmann

        Such Members individually own less than one percent of Ordinary Shares in Buhrmann, outstanding certificates of Buhrmann Preference Shares A or 12 1/4% Notes.

Option Plan

        There is a share option plan in place for managers of the Company.

        The option plan is designed as an incentive for a large group of managers working with Buhrmann and its subsidiaries. There are some 450 managers involved. The maximum percentage of option rights that may be granted in any year is 1.25% of the total number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities.

        For individual managers, the options to be granted are related in part to the fixed remuneration of the person in question and his or her contribution to Group results. The maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) will not exceed an amount equal to twice the fixed salary of the relevant individual.

        The options have a term of five years and can be exercised only after three years. The exercise price for option rights granted is the closing price of the Buhrmann Ordinary Shares on the first trading day after the meeting of shareholders on which Buhrmann's shares are quoted ex-dividend.

        Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2001 and 2000.

        In 2001, the Members of the Executive Board were granted option rights on 87,500 Buhrmann Ordinary Shares:

Frans H.J. Koffrie	40,000
George Dean	27,500
Floris F. Waller	20,000

Total	87,500

Employees

	2001	2000	1999
Average number of employees	27,443	25,782	15,039
Number of employees per division at year end:
Office Products North America	14,240	13,262	13,792
Office Products Europe and Australia	6,228	6,100	5,727
Paper Merchanting	5,519	5,666	4,937
Graphic Systems	1,176	1,198	1,122
Holdings	72	70	61

Total	27,235	26,296	25,639

Number of employees per geographical region at year end:
United States	13,496	12,412	12,978
United Kingdom	2,458	2,294	2,146
The Netherlands	2,490	2,560	2,481
Rest of the world	8,791	9,030	8,214

Total	27,235	26,296	25,639

        The acquisition of the office supplies divisions of Samas and USOP initially resulted in about 5,000 employees joining the Buhrmann Group in 2001. About 2,000 people left the Buhrmann Group in 2001 as a result of the divestment of our office products activities in the Netherlands and the staff reductions resulting from the integration of acquired companies. Due to the slowdown in business activities in 2001, Buhrmann needed to adjust its cost base which led to a further reduction in employee numbers of about 1,250.

Labor Relations

        Buhrmann estimates that in 2001 less than 5% of our workforce in the European countries was covered under collective bargaining agreements. In Europe, our staff in the distribution centers are in general represented by trade unions. Buhrmann has various local and European works councils. These works councils primarily serve an advisory role.

        Our works councils in the Netherlands may make, by law, non-binding recommendations for candidates to fill vacancies on Buhrmann's Supervisory Board. Buhrmann is also required by Dutch law to consult with the works councils in some decision-making processes.

        In the United States, Buhrmann estimates that in 2001 approximately 5% of the workforce was covered under collective bargaining agreements. The primary union in the United States is the Teamsters.

        None of Buhrmann's subsidiaries or affiliates has recently experienced labor actions or disruptions that had a materially adverse impact on its operations. In general, Buhrmann believes that the work climate is stable throughout the Company.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

        We are not aware of any corporation or foreign government which could be deemed to directly or indirectly own or control Buhrmann NV. Buhrmann NV has an authorized share capital of 610,000,000 shares, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C. The Ordinary Shares may, at the option of the shareholder, be bearer shares or registered shares. The Preference Shares A and B can only be registered shares. The Preference Shares C are registered shares, but may under certain conditions be bearer shares. On April 30, 2002, the issued share capital was divided into 131,834,993 Ordinary Shares, 53,281,979 Preference Shares A, no Preference Shares B, and 37,268 Preference Shares C, all of which have been fully paid up. The Company's major shareholders do not have any special voting rights. The following table sets forth information as of April 30, 2002 regarding the ownership of all classes of voting stock of Buhrmann NV by (i) each person who is known by us to own more than 5% of any class of voting stock of Buhrmann NV (ii) the officers and directors of Buhrmann NV as a group.

Name	Ordinary Shares		%(1)		Preference Shares A		%(1)		Preference Shares C	%	Voting %(1)
Trust Office	—		—		53,281,893		100	(2)	—	—	28.8
Apollo Investment Fund IV, L.P.(3)	14,031,884	(4)	9.2	(4)	—		—		23,963	64.3	6.8	(5)
Bain Capital Fund VI, L.P.(6)	6,669,580	(7)	4.4	(7)	—		—		11,390	30.6	3.2	(8)
Aegon NV(9)(10)	—		—		9,500,000				—	—	0
AMEV/VSB 1990 NV(9)									—	—	6.3
Cobepa NV(9)(10)									—	—	0
Internationale Nederlanden Groep NV(9)									—	—	5.5
NIB Capital NV(9)(10)									—	—	0
Dexia S.A.(9)(10)									—	—	0
The Members of the Supervisory Board, Executive Board and Executive Management Group	165,243		*		411	(11))	*		—	—	*
(1)
An asterisk denotes ownership of less than 1% of the respective class of stock or voting percentage.

(2)
The Stichting Administratiekantoor Preferente Aandelen Buhrmann (Trust Office) holds 53,281,893 of the 53,281,979 outstanding Preference Shares A. The Trust Office issues depositary receipts against the Preference Shares A, which depositary receipts are listed on the Amsterdam Stock Exchange. The holders of the depositary receipts receive all of the economic benefits which attach to ownership of the Preference Shares A. However, the Preference Shares A held by the Trust Office are voted in accordance with a majority of the board of the Trust Office.

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

(9)
The notices provided to us by each of these entities do not include the number or class of shares held by the entity, but rather just the percentage of all voting shares held by the entity. For each of AMEV/VSB 1990 NV, Cobepa NV and Internationale Nederlanden Groep NV, the percentages reported under the "Voting %" column is based directly on the percentage listed in the notices, and is as of the date of each respective notice. Further, the voting percentages assume these three entities hold only Ordinary Shares. If any one of these entities holds depositary receipts issued by the Trust Office, the voting percentage of that entity would be lower. Aegon NV is a Dutch publicly held company, of which, to our knowledge, approximately 54.5% of the share capital is held by Vereniging AEGON and between 5% and 10% of the share capital is held by ING Groep NV. To our knowledge, Fortis (NL) NV, a Dutch publicly held company, holds approximately 43% of the share capital of AMEV/VSB 1990 NV and Fortis (B) NV, a Belgian publicly held company, holds approximately 57% of the share capital of AMEV/VSB 1990 NV. Cobepa NV is a Belgian publicly held company, a majority of whose shares are held, to our knowledge, by Compagnie Financière de Paribas S.A. (France) and its affiliates. Internationale Nederlanden Groep NV is a Dutch publicly held company. Each of ABN AMRO Holding NV, AEGON NV and Fortis (NL) NV hold between 5% and 10% of the share capital of Internationale Nederlanden Groep NV. NIB Capital NV is a Dutch investment company owned by ABP and PGGM, two Dutch pension funds. Dexia S.A. is a Belgian publicly held company owned by Arcofin, Holding Communal, Groupe CDC, SMAP.

(10)
Holds mainly depositary receipts issued by the Trust Office and, therefore, have no voting power. However, the notices received by Buhrmann NV indicate that Aegon NV, Cobepa NV, NIB Capital NV and Dexia S.A. hold 5.1%, 5.2%, 7.6% and 5.1%, respectively, of the share capital of Buhrmann NV.

(11)
Represents depositary receipts held by members of the Supervisory Board.

        The Stichting Administratiekantoor Preferente Aandelen Buhrmann NV, which we refer to as the "Trust Office," holds the Preference Shares A, which account for approximately 29% of the share capital of Buhrmann NV.

        Under Dutch law any person,

  •
  acquires or disposes of an interest in the capital or the voting rights of a Dutch public limited company that has an official listing on a stock exchange within the European Economic Area; and

  •
  percentage of capital interest or voting rights held by that person falls within a different percentage range than the percentage range held before the acquisition or disposal must give written notice of that acquisition or disposal. The percentage ranges referred to in this Act are 0-5, 5-10, 10-25, 25-50, 50-66 2/3 and over 66 2/3. As of April 30, 2002, we had received notice from six entities of an interest of between five and ten percent in the capital of Buhrmann NV, which are listed in the chart above. The ownership percentages listed in the chart are the interests held by these entities at the time of notification.

        Buhrmann believes that at December 31, 2001 approximately 13% of Buhrmann's Ordinary Shares were held in the United States (approximately 17 million shares, all held by institutional investors). This is based on a third party investigation relating to the geographical spread of Buhrmann's Ordinary Shares. This investigation is done twice a year and the latest available information is dated as of December 31, 2001. In addition, two United States recordholders held 94.9% of Buhrmann's Preference Shares C.

Related party transactions

Apollo and Bain

        On October 28, 1999, affiliates of Apollo and affiliates and a co-investor of Bain purchased a total of 35,000 Preference Shares C for an aggregate purchase price of USD 350 million. The Apollo group purchased 23,500 Preference Shares C for a purchase price of USD 235 million and the Bain group purchased 11,500 Preference Shares C for a purchase price of USD115 million, including 300 Preference Shares C purchased by Peder Smedvig Capital AS for a purchase price of USD 3 million. Apollo and Bain have each designated one representative to be appointed to Buhrmann NV's Supervisory Board, and have other special rights both as holders of Preference Shares C and under the stock purchase agreement. The Preference Shares C are convertible at the option of the holders of these shares into a number of Ordinary Shares which would represent approximately 15% of our ordinary equity value. The Preference Shares C carry the right to cast less than one percent of the vote on matters to be voted on by shareholders of Buhrmann NV. However, the Ordinary Shares into which the Preference Shares C are convertible would give the holders the right to cast approximately 10% of the total vote on matters to be voted on by shareholders of Buhrmann NV.

        The rights of Apollo and Bain which exist under the stock purchase agreement are summarized below.

Description of Apollo and Bain

        Apollo is a private equity investment partnership with principal offices in Los Angeles, New York and London. Since inception in 1990, Apollo and its affiliated funds have invested over USD 10 billion of total capital both domestically and internationally, in a wide-variety of industries. By targeting companies with strong management teams, leading market share positions, highly respected products and services, well-recognized brand identities and meaningful growth opportunities, Apollo seeks substantial long-term capital appreciation. Apollo invests in a flexible manner in response to the needs of its strategic partners in both control and influential minority positions. Selected companies in Apollo's current portfolio include: Allied Waste Industries, United Rentals, Berlitz International, Vail Resorts, Sirus Satellite Radio, Inc., Renter's Choice, Pacer International and Wyndham International.

        Bain is a private equity investor whose principals have extensive experience working with companies on a wide range of strategic and operational challenges across many industries. Their investment strategy is to seek to invest in businesses with exceptional management teams and improve the long-term value of those businesses. The firm typically seeks to identify companies with strong strategic positions and significant opportunities for growth. Bain Capital manages more than USD 12 billion of capital and has invested in more than 120 companies. Examples of prior investments include Staples, Sealy Mattress Co., The Sports Authority, Brookstone and Domino's Pizza.

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

        If the Apollo holders or the Bain holders fail to give consent to one of these actions after the first two years after the date the Preference Shares C are issued, Buhrmann NV has a similar redemption option for a price that would result in a 20% annualized internal rate of return for the Preference Shares C for the period for which the Preference Shares C were outstanding.

        Pursuant to the stock purchase agreement, Buhrmann NV agreed to use its reasonable best efforts to list its Ordinary Shares on a national exchange or similar market in the United States within 24 months of the date the Preference Shares C were issued. That requirement was fulfilled when Buhrmann NV listed ADS's evidenced by ADR's representing its Ordinary Shares on the New York Stock Exchange (NYSE) on September 20, 2001.

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

Interest of management in certain transactions

        Loans are extended to Members of the Executive Board and Executive Management Group. As of April 30, 2002, the total amount of loans extended was EUR 117 thousand with the largest amount outstanding since December 31, 2000 being EUR 145 thousand. These loans bear interest at a rate of 4% and 5.25%, respectively. No loans have been extended to Members of the Supervisory Board

ITEM 8: FINANCIAL INFORMATION

        Our Consolidated Financial Statements dated February 28, 2002 are included in Item 18 of this annual report.

Legal proceedings

Arbitration Buhrmann ISD Groupe S.A. / Ipfo Bail S.A.

        The Buhrmann Group is involved as plaintiff in French arbitration proceedings, initiated in 1994 against the French company Ipfo Bail S.A. (formerly named Locafrance S.A.). The claim relates to the acquisition by the Buhrmann Group from Ipfo Bail S.A. in 1991 of all of the shares in the capital of the French company Agena S.A. The claim is based on misrepresentation of the financial position of the company in the closing balance sheet at the time of the acquisition. In the arbitration proceedings the principal claim for all damages as a result of the acquisition amounts to approximately FRF 1 billion (EUR 152 million) plus interest and costs of the proceeding. An independent expert appointed by the arbitrators gave support to Buhrmann's claim of substantial misstatements in the closing balance sheet. Although it is anticipated that a substantial indemnity payment will be awarded, the amount will not be known until the decision of the arbitrators, which is expected in 2002. This decision will not be subject to appeal, and could only be challenged on the basis of the limited grounds provided under French law or the New York Convention.

Regulatory proceedings

        Buhrmann's publication of preliminary first quarter 2001 results on April 18, 2001 led to a steep decline in the Buhrmann share price. This occurred shortly after Buhrmann's equity offering at the end of March 2001 and Euronext launched an investigation in order to determine whether Buhrmann had violated article 28h of the Listing Regulations of Euronext which dictates that an issuing entity is held to instantly publish any fact or event of which it can reasonably be assumed that it will have a material impact on the share price.

        In August 2001, the investigation was completed and the outcome was that Buhrmann had not violated the Listing Regulations of Euronext.

Other

        Buhrmann is involved in various other routine legal and regulatory proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

Dividend Policy

        The dividend policy of Buhrmann is aimed at achieving an average long-term pay-out rate of around 35% of the net profit from operations after deduction of the dividend on the preference shares. This dividend will be paid either in new ordinary shares debited to the share premium reserve, or fully in cash, at the option of the shareholder.

        The following table sets out, for the years indicated, the dividends in euro declared by Buhrmann in respect of its Ordinary Shares.

Dividend per Financial Year	Share
1998 (*)	0.60
1999	0.60
2000	0.60
2001	0.16
(*)
The dividend for 1998 was paid in NLG and restated in euro at an exchange rate of 1 Euro = NLG 2.20371.

        Dividend payments may be subject to Netherlands statutory withholding taxes.

Significant Changes

        Except as otherwise disclosed in this annual report, there have been no material changes in Buhrmann's financial position since December 31, 2001.

ITEM 9 THE OFFER AND LISTING

        Our Ordinary Shares are listed in Amsterdam on Euronext N.V., the Frankfurt Stock Exchange and are traded in London on SEAQ International. The principal trading market for our Ordinary Shares is Euronext Amsterdam. Our Ordinary Shares are also listed on the NYSE, trading in the form of American Depositary Shares, or ADSs, evidenced by ADRs. Each ADS represents one Ordinary Share. We have a sponsored ADR facility with the Bank of New York as depositary. The ADSs have been listed on the New York Stock Exchange since September 20, 2001.

        The following table sets forth, for the periods indicated, the per share high and low closing market prices of our Ordinary Shares on the Euronext Amsterdam and of our ADSs on the NYSE.

	Ordinary Shares (in euro)		ADSs (in dollars)
Fiscal Year Ended
	High	Low	High	Low
December 31, 2001	33.00	5.33	11.40	5.40
December 31, 2000	35.00	16.58	NA	NA
December 31, 1999	19.95	10.30	NA	NA
December 31, 1998	26.19	12.93	NA	NA
December 31, 1997	23.77	15.80	NA	NA
Fiscal Year Ended December 31, 2000
First Quarter	28.97	16.58	NA	NA
Second Quarter	33.55	25.00	NA	NA
Third Quarter	35.00	28.50	NA	NA
Fourth Quarter	33.30	25.65	NA	NA
Fiscal Year Ended December 31, 2001
First Quarter	33.00	25.65	NA	NA
Second Quarter	30.26	10.00	NA	NA
Third Quarter	11.25	5.33	6.15	5.40
Fourth Quarter	13.00	5.86	11.40	5.60
Fiscal Year Ending December 31, 2002
First Quarter	15.83	11.65	13.59	10.20
Calendar Month
November 2001	12.25	7.00	10.59	6.40
December 2001	13.00	11.08	11.40	10.50
January 2002	13.79	11.65	12.30	10.20
February 2002	13.35	11.73	11.35	10.25
March 2002	15.83	13.59	13.59	11.75
April 2002	15.14	13.86	13.39	12.40

ITEM 10 ADDITIONAL INFORMATION

Articles of Association of Buhrmann NV

        Following is a description of the material provisions of our Articles of Association, as amended June 12, 2001 pertaining to the rights and restrictions applicable to our Ordinary and Preference Shares. This description is only a summary and does not purport to be complete.

        During the Annual General Meeting of Shareholders on May 2, 2002 a proposal to amend the Articles of Association was approved. After formalization of the amendment, the General Meeting of Shareholders will hold the authority to appoint Members of the Supervisory Board and to suspend them. This will also increase the influence of the General Meeting of Shareholders with regard to the appointment of Members of the Executive Board

General

        Buhrmann was incorporated under Dutch law on January 6, 1875 as a public limited liability company (naamloze vennootschap). The Buhrmann Articles of Association were last amended by a notarial deed dated June 12, 2001.

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

Share Capital

        Buhrmann's current authorized share capital amounts to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, each with a nominal value of EUR 1.20 per share. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

        On April 30, 2002 the issued share capital was divided into 131,834,993 Ordinary Shares and 53,281,979 Preference Shares A and 37,268 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

Preference Shares A

        As of April 30, 2002 53,281,893 Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann ("Trust Office"), against which depository receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

        The purpose of the Trust Office is to acquire and administer Preference Shares A for which it issues depository receipts by way of title and for administrative purposes. The holders of the depository receipts receive all of the economic benefits which attach to ownership of the Preference Shares A and they are authorized to attend and speak at the General Meeting of Shareholders. The depository receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association, subject to certain limitations. The depository receipts are listed on Euronext NV, Amsterdam.

        The Preference Shares A held by the Trust Office are voted in accordance with the decision of a majority of the board of the Trust Office.

        Every Preference Share A is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares and the holders of Preference Shares A vote together with the holders of Ordinary Shares as one class.

        The Trust Office exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, the companies affiliated with Buhrmann in a group and everybody involved with the group as effectively as possible. The board of the Trust Office comprises five members: two members A, two members B and one member C. The members A are appointed by the board of the Trust Office. The member C is appointed by the Supervisory Board. The two members B are appointed by the holders of depository receipts representing Preference Shares A. As at December 31, 2001, these members are Messrs. R.A.H. van der Meer and W.O. Wentges. The other members of the Trust Office are Messrs. A.A. Loudon, L.C. van Wachem and P.C. van den Hoek. The Executive Board of Buhrmann and the Directors of the Trust Office believe that the Trust Office Directors are in compliance with the independence requirements of the Listing Regulations of Euronext NV, Amsterdam.

Preference Shares B

        As of April 30, 2002 no Preference Shares B had been issued. A put and call option agreement has been signed between Stichting Preferente Aandelen Buhrmann NV and the Company relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Each Preference Share B is entitled to one vote on all matters to be voted upon generally by the holders of the Ordinary Shares, and the holders of Preference shares B vote together with the holders of Ordinary Shares as one class. The holders of Preference Shares B are entitled to vote separately as a class on any amendment to the Articles of Association that adversely affects the holders of the Preference Shares B. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, so as to exclude, as far as possible, influences which could threaten, among other things, the continuity, independence and identity of Buhrmann. The aim of the Preference Shares B is to provide a protective measure against unfriendly take-over bids. As of December 31, 2001 the Board of Stichting Preferente Aandelen Buhrmann comprises: G. van Schaik (Chairman), A.L. Asscher, J.F. van Duyne, P. Bouw and A.G. Jacobs. Each Board Member is entitled to cast one vote. In the collective opinion of the Executive Board of Buhrmann NV and the Directors of Stichting Preferente Aandelen Buhrmann NV, the conditions with regard to the independence of the Directors of Stichting Preferente Aandelen Buhrmann NV, as referred to in appendix X of the listing rules of Euronext NV, Amsterdam, have been complied with.

Preference Shares C

        An aggregate of 35,000 Preference Shares C were issued to two U.S. venture capital groups, Apollo Investment Fund IV and Bain Capital Fund VI, on October 28, 1999, at the occasion of the closing of the acquisition of Corporate Express. Each Preference Shares C has a nominal value of EUR 1.20 per share.

Conversion

        The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The initial conversion rate amounted to EUR 18.1125 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2000 and May 2001 in respect of the financial years 1999 and 2000 respectively, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 17.5125. After the dividend for the fiscal year 2001, payable in May 2002, the conversion rate will decrease to EUR 17.4325. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends ("The Liquidation Preference").

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

Redemption

        If after four years after the Preference Shares C were issued the closing price of the Ordinary Shares is at any time at or above 150% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the Liquidation Preference"; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the Liquidation Preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the Liquidation Preference". On the twelfth anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the Liquidation Preference. If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the Liquidation Preference.

Global Note and transfer

        Ordinary Shares may be issued in registered or bearer form. All Ordinary Shares issued in bearer form are represented by one single share certificate ("the Global Note"). The Global Note has an appendix which states the number of shares represented by the Global Note. This appendix forms an inseparable part of the Global Note. Changes to the number of outstanding bearer shares will be recorded on the appendix to the Global Note by Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V. (Necigef), which is authorized to do so by the Company. The Global Note is deposited with Necigef for safe custody and may be traded on Euronext Amsterdam. The Global Note is transferable through the book-entry transaction system of Ordinary Shares in bearer form may be converted into Ordinary Shares in registered form, and vice versa. No Global Note shall be issued for Ordinary Shares in registered form. Entries shall be made in the shareholders' register of the names and addresses of all holders of registered shares. Such register must also include the number of shares held by each shareholder. The transfer of registered shares held by each registered shareholder requires a deed of transfer, signed by the transferor and signed or otherwise accepted by the transferee and, if Buhrmann is not a party to the transfer, a written acknowledgement by Buhrmann or service of the deed of transfer on Buhrmann. No approvals are required for a transfer of Ordinary Shares.

Issue of Shares; Pre-emptive rights

        The authority to issue Ordinary Shares and Preference Shares B has partly been delegated by the general meeting of shareholders to the Executive Board pursuant to a resolution dated May 2, 2002. The Executive Board is generally authorized to issue Ordinary Shares up to a maximum of 30% of the issued share capital in the form of Ordinary Shares, and up to a maximum of 10% of the issued share capital in the form of Ordinary Shares in the event of an issue for reasons other than a merger or an acquisition. The Executive Board is authorized to issue Preference Shares B up to a maximum of 100% of the issued share capital in the form of Ordinary Shares, Preference Shares A and Preference Shares C. For these purposes, issuances of Ordinary Shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue Ordinary Shares and Preference Shares B will terminate on October 17, 2002 unless extended by a resolution of the general meeting of shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue Ordinary Shares and/or Preference Shares B.

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

        At the annual general meeting of shareholders of Buhrmann on May 2, 2002 the Executive Board was authorized to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire Ordinary Shares up to November 2, 2003, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

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

Dividends

        The proposed dividend for a financial year must be approved by the annual general meeting of shareholders, which is typically held in April or May of the following financial year. The dividend is paid after this meeting. Dividend payments are allowed only to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year before any dividend will be paid to any other class of shares. The annual dividend on the Preference Shares C is equal to 5.5% of the Liquidation Preference of such shares, subject to adjustment under certain circumstances as set forth in the Articles of Association. The annual dividend on the Preference Shares C for each year up to and including 2002 will be distributed in the form of additional Preference Shares C. The annual dividend on the Preference Shares C for any financial year after 2002 may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

        The dividend on the preference shares A is determined for a period of eight years on the basis of a dividend percentage equivalent to 1.25 percent more than the mathematical average of the average effective yield on government loans with a term of seven-to-eight years, as calculated by the Central Office for Statistics, and published in the Official Stock Exchange List of Euronext Amsterdam, on the last ten stock market trading days prior to the day of determination. The dividend thus determined is calculated on the issue price of EUR 3.40355 per share and is rounded up to the nearest whole cent. For the period ending on December 31, 2001 the dividend amounted to EUR 0.27 per share. For the years 2002 until and including 2009 the dividend has been set at EUR 0.21 per share.

        On the preference (protection) shares B a dividend shall be paid, the percentage of which—to be calculated over the paid up part of the nominal value—is equal to the repo-rate of the European Central Bank, decreased or increased by a discount or upcount, with a maximum of three percent point, to be determined by the Executive Board under the approval of the Supervisory Board, averaged over the number of days over which the payment is made.

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

American Depositary Shares

        We incorporate by reference the disclosure regarding our American Depositary Share, or ADS, program included in the Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 28, 2001.

Material Contracts

        On July 13, 1999, Buhrmann NV and North Acquisition Corporation entered into an Agreement and Plan of Merger with Corporate Express, Inc. which provided for North Acquisition Corporation to be merged with and into Corporate Express, Inc. The Agreement and Plan of Merger provided for aggregate consideration for all of the capital stock of Corporate Express, Inc. of approximately USD 2.3 billion including estimated assumed debt of USD 1.2 billion.

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

        On September 3, 1999, Apollo and Bain and certain of their affiliates executed a stock purchase agreement whereby they committed to purchase 35,000 of Buhrmann NV's Preference Shares C for an aggregate purchase price of USD 350 million. See Item 7 "Major Shareholders and Related Party Transactions" for a description of the stock purchase agreement.

        On March 5, 2001, Corporate Express and its subsidiary, Atlantic Acquisition Corporation, entered into an asset purchase agreement with its U.S. Office Products Company and certain subsidiaries of USOP, pursuant to which Atlantic Acquisition Corporation agreed to purchase substantially all of the assets relating to USOP's North American office products business for a purchase price of USD 250 million plus the assumption of certain liabilities relating to the purchased business. The agreement provided for the possible adjustment of the purchase price prior to closing. USOP and the other sellers gave representations and warranties customary in an acquisition, including with respect to organization, authorization, no conflicts, title to assets, financial statements, contracts, intellectual property, employees, accounts receivable and inventory, and agreed to indemnify the purchaser for losses due to breaches of the representations and warranties or the liabilities or assets retained by the sellers. The acquisition was completed on May 14, 2001 and the purchase price was reduced to USD 172 million.

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

Taxation

        The information set out below is only a summary of certain material US tax consequences of an investment in Buhrmann's 12 1/4% Notes, American Depositary Shares and Ordinary Shares and of the principle Dutch tax consequences of an investment in Ordinary Shares.

        US and Dutch taxation may change from time to time. Investors should consult their professional advisors as to the tax consequences of an investment in the 12 1/4% Notes, American Depositary Shares and Ordinary Shares, including the effect of tax laws of any other jurisdiction.

US Federal Income Taxation

        The following discussion describes the material US federal income tax considerations of an investment in the 12 1/4% Notes, American Depositary Shares or Ordinary Shares. For purposes of this discussion, a "US Holder" means a beneficial owner of a 12 1/4% Note, American Depositary Share or Ordinary Share that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for US tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source, or (iv) a trust the administration over which a US court can exercise primary supervision and for which one or more US persons have the authority to control all substantial decisions. If a partnership holds 12 1/4% Notes, American Depositary Shares or Ordinary Shares, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding 12 1/4% Notes, American Depositary Shares or Ordinary Shares should consult their own tax advisors. Except as otherwise provided, the discussion below deals only with US Holders who hold the 12 1/4% Notes, American Depositary Shares or Ordinary Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

        This discussion also does not deal with persons who may be subject to special treatment under the US tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, broker-dealers, corporations that own (or are deemed to own) 10% or more (by vote and value) of the stock of Buhrmann NV, persons that will hold a 12 1/4% Note, American Depositary Share or Ordinary Share through a partnership or other pass-through entity, an entity (and the beneficial owners thereof) that is a "conduit entity" holding a 12 1/4% Note, American Depositary Share or Ordinary Share as part of a "conduit financing arrangement" within the meaning of the Treasury Regulations promulgated under the authority of Section 7701(l) of the Code, persons whose "functional currency" is not the US dollar, individuals who are subject to Section 877 of the Code and persons that will hold a 12 1/4% Note, American Depositary Share or Ordinary Share as a position in a "straddle," "hedge," "constructive sale transaction" or "conversion transaction". This summary also does not discuss tax consequences under state, local or foreign tax laws.

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

        Should a default occur under the terms of the Indenture and a payment of interest or penalty be required from a foreign guarantor and foreign taxes must be withheld by such guarantor or paid by the US Holder with respect to such payment of interest or penalty, the foreign guarantor would, with certain exceptions, be liable for the payment of additional amounts so that the US Holder would receive the same amounts payable had no such withholding taxes been imposed (additional amounts). If additional amounts are paid due to the imposition of foreign withholding taxes, the US Holder will be treated as having actually received the amount of foreign taxes withheld by the foreign Guarantor with respect to a 12 1/4% Note, and as then having paid over such withheld taxes to the foreign taxing authorities. As a result, the amount of interest income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of interest may be greater than the amount of cash actually received by the US Holder with respect to such payment. Subject to certain limitations, a US Holder would generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for the foreign withholding taxes withheld by the foreign guarantor and paid over to the foreign taxing authorities or for any taxes paid directly to the foreign taxing authorities.

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

        Passive Foreign Investment Company Considerations.    The Code provides special anti-deferral rules regarding certain distributions received by United States persons with respect to, and sales and other dispositions, including pledges, of stock of, a "passive foreign investment company" ("PFIC"). A foreign corporation, such as Buhrmann NV, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%. Buhrmann NV believes that it was not a PFIC for the taxable year ended December 31, 2001 and, furthermore, expect to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future.

Information reporting requirements and backup withholding tax

        A US Holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 30% (subject to phased-in rate reductions until the rate equals 28% for payments in 2006 and thereafter) on, and to information reporting requirements with respect to, payments of principal or interest on, and to proceeds from the sale, exchange or retirement of, 12 1/4% Notes and with respect to dividends on, and to proceeds from the sale or exchange of, American Depositary Shares or Ordinary Shares. In general, if a non-corporate US Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a US Holder's regular US federal income tax liability or refunded by the IRS where applicable.

Netherlands taxation for Non-Resident Holders of Ordinary Shares

        The following discussion solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Ordinary Shares Buhrmann. It is a general summary that does not apply to certain categories of investors and it does not discuss every aspect of taxation that may be relevant to a particular holder of Ordinary Shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that Buhrmann is organized, and that its business will be conducted, in the manner outlined in this Annual Report. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Ordinary Shares.

        Unless stated otherwise, this summary is based on the tax laws of the Netherlands as they are in force and in effect on the date of this Annual Report. These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws.

        This is a general summary and the tax consequences described may not apply to each holder of shares. Any potential investor should consult his own tax advisor for more information about the tax consequences of acquiring, owning and disposing of Ordinary Shares in particular circumstances.

        We have not addressed every potential tax consequence of an investment in Ordinary Shares under the laws of the Netherlands.

General

        The following summary of certain Dutch taxes only applies to a holder of Ordinary Shares who is a Non-Resident Holder of Ordinary Shares.

        A holder of Ordinary Shares is a Non-Resident Holder of Ordinary Shares if:

  •
  he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and

  •
  in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be an employee of Buhrmann nor of any entity related to Buhrmann; and

  •
  his Ordinary Shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in Buhrmann, unless such interest forms part of the assets of an enterprise.

        If a person holds an interest in Buhrmann, such interest forms part or is deemed to form part of a substantial interest in Buhrmann if any one or more of the following circumstances is present:

  •
  he alone or, in the case of an individual, together with his partner (partner) has, directly or indirectly, the ownership of shares of Buhrmann representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of Buhrmann or to 5% or more of the liquidation proceeds of Buhrmann.

  •
  his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) of him or of his partner has a substantial interest in Buhrmann.

  •
  his shares, profit participating certificates or rights to acquire shares or profit participating certificates in Buhrmann have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

        For purposes of the above, a person who is only entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

Taxes on income and capital gains

        A Non-Resident Holder of Ordinary Shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by Buhrmann (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of Ordinary Shares, unless:

  •
  he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and his Ordinary Shares are attributable to that enterprise; or

  •
  (in the case of an individual) he derives benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

        The concept "dividends distributed by Buhrmann" as used in this section includes, but is not limited to, the following:

  •
  distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of Ordinary Shares by Buhrmann (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds and proceeds of redemption of Ordinary Shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  the par value of Ordinary Shares issued by Buhrmann to a holder of Ordinary Shares or an increase of the par value of Ordinary Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  •
  partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of Buhrmann has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of Buhrmann.

        A Non-Resident Holder of Ordinary Shares may, inter alia, derive benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands in the following circumstances:

  •
  if his investment activities go beyond the activities of an active portfolio investor, for instance in case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

  •
  if he makes Ordinary Shares available or is deemed to make Ordinary Shares available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

        if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax

        Dividends distributed by Buhrmann to a Non-Resident Holder of Ordinary Shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See the sub-section "Taxes on income and capital gains" for a description of the concept "dividends distributed by Buhrmann".

        If a double tax treaty is in effect between the Netherlands and the country of residence of a Non-Resident Holder of Ordinary Shares, such Holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is duly claimed. Legislation is in force, but not effective, pursuant to which a credit for Dutch dividend withholding tax will for Dutch domestic tax purposes only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by Buhrmann. A new legislative proposal that deals with the beneficial ownership of dividends has passed the Second Chamber of Parliament on November 15, 2001. The intention is that this new legislation will take effect retroactively to April 27, 2001. The legislation that is in force, but not effective, will then be abrogated. The Dutch tax authorities have taken the position that the beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the Tax Arrangement for the Kingdom.

        If a Non-Resident Holder of Ordinary Shares is resident in the Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double tax treaty with the Netherlands, Buhrmann is not required to withhold Dutch dividend withholding tax from a dividend distributed by Buhrmann to such Holder of Ordinary Shares to the extent that the temporary special distribution tax, discussed below in the section "Distribution tax", applies to the distribution.

        Under the convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (the "U.S./NL Income Tax Treaty"), the Dutch dividend withholding tax rate on dividends paid by Buhrmann on Ordinary Shares held by a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such Ordinary Shares, provided that the holder thereof or, if applicable, the paying agent, has supplied Buhrmann with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, Buhrmann generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

        Reduction.    If Buhrmann has received a profit distribution from a foreign entity, or a repatriation of foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, Buhrmann may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by Buhrmann.

        Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact to such investors of Buhrmann's potential ability to receive a reduction as meant in the previous paragraph.

Gift and inheritance taxes

        A person who acquires Ordinary Shares as a gift (in form or in substance) or who acquires or is deemed to acquire Ordinary Shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

  •
  the donor or the deceased is resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax, as the case may be; or

  •
  the Ordinary Shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

  •
  the donor makes a gift of shares, then becomes a resident or deemed resident of the Netherlands, and dies as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

        If the donor or the deceased is an individual who holds Dutch nationality, he will be deemed to be resident in the Netherlands for purposes of Dutch gift and inheritance taxes if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Dutch nationality, or an entity,he or it will be deemed to be resident in the Netherlands for purposes of Dutch gift tax if he or it has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

        Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in the Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

Other taxes and duties

        No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of Ordinary Shares.

Documents on Display

        Copies of the annual reports on Form 20-F of Buhrmann N.V. and documents referred to within this Form 20-F are available for inspection upon request at the Buhrmann Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands (tel. +31-20-651 11 11) and the SEC's public reference room located at 450 Fifth Street, NW, Washington DC, 20549.

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

        Buhrmann is exposed to financial market risks including adverse changes in interest rates and currency exchange rates and availability of short-term liquidity. Buhrmann's financial policy is designed to mitigate these risks by restricting the impact of interest and currency movements on its financial position while safeguarding its liquidity.

        Several types of financial instruments are being used to cover financial market risks only. No speculative positions are entered into. These financial instruments are not used for trading purposes.

        The aim is to achieve a capital structure which enables Buhrmann to achieve its strategic objectives. The degree of flexibility of the capital structure, the financing of working capital fluctuations and costs of financing are factors taken into consideration.

        With respect to the level of debt financing, Buhrmann focuses on the relationship ('the leverage') between borrowings and total Enterprise Value (market capitalization of shareholders' equity plus interest-bearing debt) and projected interest cover on a cash basis (operating result before depreciation and amortization/interest on cash basis). The objective is to restrict average leverage over time to a maximum of 50% and interest coverage to a minimum of 3. In addition, consideration is given to the development of specific capital ratios, of which total debt over operating result before depreciation and amortization is the most relevant.

        Buhrmann aims to incur debt by currency after hedges in proportion to the forecasted split of operating result before depreciation and amortisation of goodwill over the main currencies (USD, EUR and GBP). Forward foreign exchange and currency swap contracts are used to adjust the currency profile of the loans issued towards the desired position, in order to achieve the hedging as per policy. Valuation of these contracts at year-end against the prevailing marketprices then obtained matches the valuation of the underlying financing source.

        The operations of subsidiaries are predominantly financed through debt denominated in local currencies. In general, the remaining translation risk in these subsidiaries is not covered.

        The currency risk on trading transactions (transaction risk) is covered as much as possible to protect the gross margin. This risk is relatively low, as business activities are mainly conducted locally. Valuation of these contracts at year-end at the prevailing rate matches the valuation of the commercial transaction concerned.

        Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV act as the main financing companies and perform most hedging activities. For the securitization program, Buhrmann Silver SA and Buhrmann US LLC act as financing companies..

        Buhrmann's loans and borrowings as of December 31, 2001 are included in the table below. This table provides information about the cash flows, fair value, weighted average interest rate, maturity and contract terms of Buhrmann's debt which includes both variable and fixed rate debt. Foreign currencies have been translated at the applicable euro rates at December 31, 2001.

        For cash, accounts receivable, other short-term assets, accounts payable, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

	2002	2003	2004	2005	>2005	TOTAL	Fair Value
	(in millions of euro)
Fixed rate debt:
12 1/4% Notes	0	0	0	0	397	397	397
Interest rate	—	—	—	—	12.25%	—	—
Other	0	0	0	0	4	4	4
Interest rate	—				4.90%
Total fixed rate debt	0	0	0	0	401	401	401
Variable rate debt:
Commercial Paper	0	0	0	0	290	290
Term Loans A	32	196	245	316	0	789
Term Loans B	2	6	6	6	585	605
Overdrafts + Others	10	0	8	0	0	18
Total variable rate debt	44	202	259	322	875	1,702
Total debt	44	202	259	322	1,276	2,103

        The fair values of Buhrmann's fixed rate loans have been estimated based on applicable market interest rates available to Buhrmann for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value.

Interest rate risks

        Buhrmann aims to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position, in order to achieve the hedging as per policy.

        Buhrmann's interest policy is designed to restrict the impact of fluctuations in interest rates and to keep the interest burden as low as possible. Interest swaps are used to a significant degree to adjust the fixed interest or floating interest nature of the financing towards the required profile. The interest bearing debt at December 31, 2001, after taking into account the effect of interest rate swaps, was for approximately 84% fixed. The average blended interest rate was approximately 8.5% (taking into account interest and foreign currency hedges entered into).

Buhmann's Interest Rate Swap contracts at December 31, 2001

IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR
Maturity	Notional amount	Average interest	Fair value
	(in millions of euro)	rate in %	(in millions of euro)
<1 year	150	4.41	(2)
<2 years	150	4.47	(2)
<3 years	150	4.80	(2)

Subtotal A	450		(6)

IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR
Maturity	Notional amount	Average interest	Fair value
	(in millions of euro)	rate in %	(in millions of euro)
<1 year	255	6.47	(10)
<2 years	255	6.54	(15)
<3 years	255	6.59	(16)
<4 years	114	6.54	(7)

Subtotal B	879		(48)
Total A+B	1,329		(54)

        In 2002, new Interest Rate Swap contracts have been entered into to replace the contracts that will mature in the next two years.

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

        Buhrmann generally attempts to cover a portion of its currency translation risk by financing its operations in subsidiaries through debt denominated in local currencies The remaining translation risk is not covered. This is based on the assumption that the investments in subsidiaries are long-term investments. However, this risk is monitored and reviewed periodically and if this risk is deemed to be too high, Buhrmann will consider hedges against this risk wherever possible. The economic currency risk is limited, as operating companies generally operate on local markets with local competitors.

Buhrmann's forward foreign exchange and currency swap contracts at December 31, 2001

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Fair value
			(in millions of euro)	(in millions of euro)
sell EUR/buy USD	<1 year	0.89	166	3
sell GBP/buy EUR	<1 year	0.62	33	(1)
sell USD/buy EUR	<1 year	0.91	185	(5)
sell EUR/buy GBP	<1 year	0.62	55	1
Other	<1 year	—	46	(1)
Total			485	(3)

        The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        None

ITEM 15 RESERVED

        Not applicable

ITEM 16 RESERVED

        Not applicable

ITEM 17 FINANCIAL STATEMENTS

        Not applicable

ITEM 18 FINANCIAL STATEMENTS

        The following Consolidated Financial Statements, together with the report of PricewaterhouseCoopers NV, independent accountants, are filed as part of this annual report:

        The listed financial statements contain the financial position, results of operations and cash flow for the consolidated and combined entities that include the non-guarantor subsidiaries as well as the issuer and its guarantors. See Note 35 for the financial position, results of operations and cash flows of the issuer and its guarantors.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and to the Shareholders of Buhrmann NV.

        In our opinion the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, of Cash Flows and of Group Equity present fairly, in all material respects, the financial position of Buhrmann NV as at December 31, 2001 and 2000 and the results of its operations and cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the Netherlands. These Consolidated Financial Statements are the responsibility of the Company's management; our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Netherlands and the United States of America which require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2001, 2000 and 1999 and the determination of consolidated group equity at December 31, 2001 and 2000, respectively to the extent summarized in Note 32 to the Consolidated Financial Statements.

PricewaterhouseCoopers NV
Amsterdam, February 28, 2002

Buhrmann NV
Consolidated Statements of Income
for the years ended December 31, 2001, 2000 and 1999
In millions of euro

	2001	2000	1999
Net sales	10,408	9,603	5,283
Costs of trade goods sold	(7,702)	(7,004)	(3,949)
Other costs of sales	(310)	(258)	(145)

	(8,012)	(7,262)	(4,094)
Added value	2,396	2,341	1,189
Labor costs	(1,390)	(1,246)	(657)
Other operating costs	(489)	(436)	(267)
Depreciation and amortization	(176)	(168)	(65)

Operating costs	(2,055)	(1,850)	(989)
Operating result	341	491	200
Net financing costs	(210)	(221)	(46)

Income from operations before taxes	131	270	154
Taxes	(24)	(55)	(31)
Other financial results	(3)	5	12
Minority interests	(9)	(9)	(1)

Income from continuing operations before extraordinary items	95	211	134
Discontinued operations (Note 28):
Income from discontinued operations (less income tax loss of EUR 1 million in 1999)	—	—	3
Result on disposal of discontinued operations (less income tax loss of EUR 6 million in 1999)	—	(3)	(119)
Extraordinary result from continuing operations (less income tax gain of EUR 26 million in 2001, income tax loss of EUR 7 million in 2000 and income tax gain of EUR 33 million in 1999)	(40)	13	65

Net income	55	221	83

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann NV
Consolidated Balance Sheets
as of December 31, 2001 and 2000
(before appropriation of current year profit)
In millions of euro

	December 31,
	2001	2000
ASSETS
Fixed assets
Intangible fixed assets	2,684	2,195
Tangible fixed assets	713	628
Financial fixed assets	635	487

	4,032	3,310
Current assets
Inventories of trade goods	756	784
Accounts receivable	1,826	1,868
Other receivables	404	399

	2,986	3,051
Cash and cash equivalents	99	57

Total assets	7,117	6,418

GROUP EQUITY AND LIABILITIES
Group equity
Common shares	157	116
Preference Shares	64	61
Additional paid in capital	1,993	1,347
Other reserves	379	185
Undistributed profit	41	207
Minority interests	37	32

	2,671	1,948
Commitments and contingencies (see Note 24 and 26)
Provisions
Pensions	25	25
Deferred taxes	340	243
Other	80	114

	445	382
Long-term liabilities
Subordinated loans	397	376
Other loans	1,662	1,694

	2,059	2,070
Current liabilities
Loans	44	91
Bank overdraft	—	104
Accounts payable	1,340	1,244
Other liabilities	558	579

	1,942	2,018

Total group equity and liabilities	7,117	6,418

        The comparative numbers for 2000 have been restated because from 2001 the Consolidated Balance Sheet is prepared before appropriation of profit (see Note 2 under Change in accounting policy).

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann NV
Consolidated Statements of Cash Flows
for the years ended December 31 2001, 2000 and 1999
In millions of euro

	2001	2000	1999
Cash flow from operating activities
Cash flow from operations
Operating result	341	491	200
Adjustments for:
Depreciation and amortization	176	168	65
Addition to/(release of) provisions	13	(29)	(12)
(Increase)/decrease in working capital:
(Increase)/decrease inventories	85	(106)	(207)
(Increase)/decrease accounts receivable	208	(230)	(447)
Increase/(decrease) accounts payable	(19)	207	326
(Increase)/decrease other receivables and liabilities	(67)	(165)	192

Net (increase)/decrease in working capital	207	(294)	(136)
Net cash flow from operations	737	336	117
Other operational payments
Interest paid	(202)	(211)	(32)
Profit taxes paid	(27)	(39)	(10)
Payments charged to provisions	(39)	(20)	(23)

	(268)	(270)	(65)

Net cash provided by operating activities	469	66	52

Cash flow from investing activities
Net investments in tangible fixed assets	(127)	(122)	(75)
Acquisition of Group companies and participations	(578)	(113)	(1,279)
Payments related to integration of acquired Group companies	(208)	(158)	—
Divestment of Group companies and participations	147	76	165

Net cash used in investing activities	(766)	(317)	(1,189)

Cash flow from financing activities
Ordinary Shares issued (see Note 17)	665	172	295
Preference Shares issued	—	—	307
Dividend payments	(60)	(53)	(39)
Surplus pension fund	—	31	—
Payment to and repurchase of interests of minority shareholders	(2)	(2)	—
Paid financing fees	(13)	—	—
Drawn long-term debt (see Note 20)	407	222	2,099
Repayment of long-term debt (see Note 20)	(577)	(207)	(1,509)

Net cash provided by financing activities	420	163	1,153

(Decrease)/increase in liquid funds (see Note 27)	123	(88)	16

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann NV
Consolidated Statements of Group Equity
for the years ended December 31, 2001, 2000 and 1999
In millions of euro, except number of shares (in thousands)

	Number of shares
				Issued and Paid-in Capital				Minority interest in group companies
	Ordinary Shares	Prefe- rence A shares	Prefe- rence C shares		Additional paid in capital	Other Reserves	Undistri- buted profit		Total group equity
December 31, 1998	76,364	53,417	—	145	586	(373)	510	5	873
Dividend Ordinary Shares 1998	—	—	—	—	—	—	(25)	—	(25)
Profit appropriation 1998	—	—	—	—	—	482	(482)	—	—
Option exercised	—	—	—	—	—	6	—	—	6
Issued Ordinary Shares	19,048	—	—	22	278	(11)	—	—	289
Issued Ordinary Shares for stock dividend	1,222	—	—	1	(1)	—	—	—	—
Issued Preference Shares	—	—	35	1	332	(26)	—	—	307
Withdrawal own shares	(240)	(135)	—	—	—	—	—	—	—
Consolidation of Group companies	—	—	—	—	—	—	—	25	25
Result 1999	—	—	—	—	—	—	83	—	83
Dividend Preference Shares 1999	—	—	—	—	—	—	(14)	—	(14)
Minority share	—	—	—	—	—	—	—	1	1
Translation differences (net of taxes)	—	—	—	2	(1)	(3)	—	—	(2)

December 31, 1999	96,394	53,282	35	171	1,194	75	72	31	1,543
Dividend Ordinary Shares 1999	—	—	—	—	—	—	(39)	—	(39)
Profit appropriation 1999	—	—	—	—	—	33	(33)	—	—
Option exercised	—	—	—	—	—	16	—	—	16
Issued Ordinary Shares	4,100	—	—	4	153	(3)	—	—	154
Issued Ordinary Shares for stock dividend	2,050	—	—	2	—	—	—	—	2
Acquisition/disposal	—	—	—	—	—	—	—	(3)	(3)
Result 2000	—	—	—	—	—	—	221	—	221
Dividend Preference Shares 2000	—	—	—	—	—	—	(14)	—	(14)
Minority share	—	—	—	—	—	—	—	8	8
Dividend minority share	—	—	—	—	—	—	—	(2)	(2)
Translation differences (net of taxes)	—	—	—	—	—	64	—	(2)	62

December 31, 2000	102,544	53,282	35	177	1,347	185	207	32	1,948
Dividend Ordinary Shares 2000	—	—	—	—	—		(46)	—	(46)
Profit appropriation 2000	—	—	—	—	—	161	(161)	—	—
Option exercised	—	—	—	—	—	1	—	—	1
Redenomination face value shares	—	—	—	13	(13)	—	—	—	—
Issued Ordinary Shares	27,600	—	—	29	659	(25)	—	—	663
Issued Ordinary Shares for stock dividend	1,691	—	2	2	—	—	—	—	2
Purchase shares	—	—	—	—	—	—		(3)	(3)
Result 2001	—	—	—	—	—	—	55	—	55
Dividend Preference Shares 2001	—	—	—	—	—		(14)	—	(14)
Minority share	—	—	—	—	—	—	—	9	9
Translation differences (net of taxes)	—	—	—	—	—	57	—	(1)	56

December 31, 2001	131,835	53,282	37	221	1,993	379	41	37	2,671

        The comparative numbers for 2000 and 1999 have been restated because from 2001 the Consolidated Balance Sheet is prepared before appropriation of profit (see Note 2 under Change in accounting policy).

        The accompanying notes are an integral part of the Consolidated Financial Statements.

BUHRMANN NV

Notes to Consolidated Financial Statements

1.    Business

        Buhrmann NV and subsidiaries ("the Company"), headquartered in the Netherlands, is engaged in supplying office products and office furniture, distributing paper to the graphic industry and to the office market. The company also supplies and maintains pre-press systems, printing presses and folding, cutting and binding machines.

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

        In February 2000 agreement was reached on the sale of the Information Systems Division. The Consolidated Statements of Income and Cash Flows for the year 1999 were restated for the discontinuance of this division. The divestments are further described in Note 28.

        In April 2001, the Company acquired the office supplies division of Samas-Groep NV and in May 2001 substantially all of the assets of the North American office products business of US Office Products Company (USOP) were acquired. The Samas and USOP acquisitions are included in the Consolidated Financial Statements for 2001 as of the respective date of acquisition, which has an impact on comparability of, among others, Consolidated Statements of Income and Cash Flows.

        The Company has activities in the Netherlands, USA, United Kingdom, Germany, Italy, France, Australia, Canada, Austria, Belgium, the Czech Republic, Denmark, Greece, Hungary, Ireland, Luxembourg, Poland, Portugal, Slovakia, Slovenia, South Africa, Spain, Sweden and in several countries in Asia.

2.    Summary of significant accounting policies

Basis of presentation

        The accompanying Consolidated Financial Statements are presented in euro and are based on the historical cost convention prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP"). These standards vary in certain material respects from accounting principles generally accepted in the United States ("US GAAP"). See Note 32 for a summary of material differences between Dutch GAAP and US GAAP as applicable to Buhrmann NV.

        These Consolidated Financial Statements differ in certain respects from the Consolidated Financial Statements and disclosures included in the Buhrmann NV Annual Report 2001 furnished to Buhrmann's shareholders. Among other things, the parent company balance sheet and income statement and related disclosures are not included in these Consolidated Financial Statements. In addition, certain reclassifications have been made and additional footnote disclosures have been added in order for these Consolidated Financial Statements to comply with the reporting and disclosure requirements of the US Securities and Exchange Commission.

        Unless otherwise stated in the following notes, assets and liabilities are shown at face value.

        Where necessary, the assets have been reduced by provisions to reflect permanent diminutions in value.

Change in accounting policy

        From 2001, the Consolidated Balance Sheet is prepared before appropriation of profit. This means that the dividend on Ordinary Shares is accounted for on a cash basis rather than being accrued. The comparative figures for 2000 and 1999 have been adjusted. The effect at December 31, 2000 and 1999 was an increase of shareholders' equity and capital employed of EUR 61 million and EUR 57 million respectively and a decrease of current liabilities of the same amount.

Use of estimates

        The Consolidated Financial Statements are prepared in conformity with generally accepted accounting principles in the Netherlands and, accordingly, include amounts that are based on management's best estimate and judgements particularly in the areas of provisions, restructuring costs, deferred taxes and contingent liabilities. Actual results could differ from these estimates.

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

Consolidation policies

        The consolidation of Buhrmann includes Buhrmann NV and the companies in which it can exert a controlling influence on the commercial and financial policy (Group companies). Businesses that are divested are classified historically as discontinued operations. Divested subsidiaries that were part of a continuing business are consolidated in continuing operations until the moment of divestment.

        Group companies are fully consolidated. Minority interests in equity and results of Group companies are shown separately.

        The assets and liabilities of foreign Group companies are translated at the rates prevailing at the balance sheet date. The resulting translation differences are recorded directly in shareholders' equity. Translation differences, net of related taxation, arising from long-term loans to Group companies are recorded directly in shareholders' equity. Sales, costs and results of foreign Group companies are translated at the average rates for the period under review. Resulting differences compared to year-end rates are also recorded directly in shareholders' equity.

        The results and cash flows of Group companies acquired or disposed of by the Group have been reflected from the date of acquisition or until the date of disposal. This also applies to the results of participations. When Group companies and participations are acquired, the difference between the acquisition price and the net asset value is recorded as goodwill and is amortized over the expected economic life with a maximum of forty years. From the date a Group company or participation is divested, the difference between the (estimated) realizable value and the net asset value, including the book value of capitalized goodwill, is included in income.

Presentation

        From 2001, liabilities related to the integration of acquisitions and restructuring are no longer included in working capital. The effect on working capital at December 31, 2000 was an increase of EUR 99 million.

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

        The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	December 31, 2001	Average 2001	December 31, 2000	Average 2000	December 31, 1999	Average 1999
AUD	1.7270	1.7325	1.6770	1.5893	1.5422	1.6540
CAD	1.4077	1.3868	1.3965	1.3712	1.4608	1.5857
GBP	0.6080	0.6218	0.6241	0.6094	0.6217	0.6592
USD	0.8813	0.8955	0.9305	0.9240	1.0046	1.0668

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

        The Office Products divisions sell office and computer products as well as service contracts related to these products. The sales of office and computer products are recognized at the point of delivery as there are no future performance obligations for these items.

        The sales in the Paper Merchanting Division comprise of paper to printers, publishers and the office market. The sales of these products are recognized at the point of delivery to the customer in accordance with the shipping terms.

        The Graphic Systems Division sells machines, material and the related services to printers. All sales are recognized at the date of shipping as the sales terms between the Company and the customer are that the risk of ownership passes at the shipping point.

Costs of trade goods sold

        This includes the purchase price, duties, insurance and transportation costs less catalogue income.

Other costs of sales

        Other costs of sales includes cost of work subcontracted out and delivery costs.

Advertising costs

        Advertising costs are expensed as incurred.

Research and development

        This mainly relates to eCommerce. Costs of development are capitalized and included in tangible fixed assets. Costs of research are expensed as incurred and included in labor and other operating costs. Costs of research are insignificant.

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

Taxation

        The amount of tax included in the Consolidated Statements of Income is based on pre-tax reported income and calculated at current local tax rates, taking into account timing differences and the likelihood of realization of deferred tax assets and liabilities, in connection with which valuation allowances are recorded.

        Deferred tax assets and liabilities are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carryforwards. Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the balance sheet date. Within tax groups, where the exercise periods permit, deferred tax assets and liabilities are netted. Resulting deferred tax assets are included in the Balance Sheet under 'Financial fixed assets', insofar as realization is more likely than not. The realizability is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under 'Provisions'.

        No withholding taxes are provided for the undistributed earnings of foreign subsidiaries to the extent that they are considered to be permanently reinvested.

Extraordinary income and expense

        Profits and losses that are of a non-recurring nature and/or are not directly related to normal business operations are treated as extraordinary. This includes reorganization expenses of Buhrmann's existing operations, integration expenses of acquired companies that do not qualify as goodwill and result on divestment of companies.

Policies for the Consolidated Balance Sheet

Intangible fixed assets

        As of January 1, 1997 goodwill is recorded under this item. The period of amortization depends on the expected economic life of goodwill with a maximum of forty years. At least annually a goodwill impairment test is performed to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated based on discounted future cash flows, which is compared to the bookvalue, including goodwill.

        Prior to January 1, 1997 goodwill was written off directly to Group equity.

Tangible fixed assets

        Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average life.

        The depreciation rates are as follows:

Land	No depreciation
Buildings	3 - 7%
Plant and equipment	5 - 10%
E-commerce software	20 - 33%
Other fixed equipment	10 - 33%

        The Company periodically evaluates the carrying value of tangible fixed assets to be held and used when events and circumstances warrant such a review. The carrying value of a tangible fixed asset is considered impaired when the anticipated discounted cash flows from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the discounted cash flow value of the tangible fixed asset. The cash flows are for this purpose discounted at a rate commensurate with the risk involved. Repairs and maintenance costs are expensed as incurred.

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

  •
  Receivables with financing characteristics due from participations.

  •
  Costs related to financing. These costs are capitalized and amortized over the average term of the financing.

  •
  Deferred taxes insofar as they are long-term in nature (see Taxation).

Financial instruments

        Carrying amounts of the Company's cash and cash equivalents, participations, accounts receivable, accounts payable, other receivables, other liabilities and bankoverdrafts approximate fair value due to their short term maturities. Information about the fair value of the Company's long-term loans is included in Note 20.

        Gains and losses on derivative financial instruments, including forward foreign exchange, currency and interest swaps, that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on derivative financial instruments not meeting the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the Consolidated Statement of Income. Information about the estimated fair value of the Company's derivative financial instruments is included in Note 20. The estimated fair value of derivative financial instruments is determined using quoted market prices, or market pricing models.

Inventories

        Inventories of trade goods are valued at landed cost, which does not include overhead, or lower market value. A provision for obsolescence is recorded if deemed necessary.

Cash and cash equivalents

        The Company considers all highly liquid instruments with a maturity of three months or less to be cash and cash equivalents.

Accounts receivable

        Accounts receivable are stated net of an allowance for doubtful receivables.

Minority interests

        Minority interests in Group companies are included at net asset value or at face value if the interest can be acquired at that value.

Provisions

        The pension provision relates primarily to non-reinsured pension entitlements, including past-service premiums due in the future and commitments to former employees, all accrued at actuarial value.

        The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

        Other provisions include integration and reorganization accruals following acquisitions, divestments and restructuring of the business.

Policies for the Consolidated Statement of Cash Flows

        The Consolidated Statement of Cash Flow is derived from the Consolidated Statement of Income and the other changes between the opening and closing balance sheets (the indirect method). The cash flows in foreign currencies have been calculated against average exchange rates. The changes in provisions include movements in provisions for accounts receivable and inventories.

        The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds or short-term debt to credit institutions.

3.    Significant Acquisitions and Divestments

Acquisitions

        During 2001, 2000 and 1999 the Company acquired several companies that have been included in the Consolidated Financial Statements. All the significant acquisitions were accounted for as purchases with the results of operations of the acquired companies included in the Consolidated Statement of Income from the date of acquisition. On and after January 1, 1997, goodwill is no longer written off directly to Group equity but is capitalized and amortized over a straight-line basis with a maximum of forty years.

        In October 1999, the Company acquired Corporate Express, a leading global supplier of office and computer supplies, office furniture, imaging and computer graphic supplies and computer desktop software to large corporations. The acquisition was accounted for using the purchase method of accounting. Accordingly, the cost of the acquisition was allocated to identifiable assets and liabilities based on management's best estimates. Corporate Express has revised their accounting policies to conform to the accounting policies of the Company. The aggregate consideration that the Company paid for all of the outstanding capital stock of Corporate Express was approximately EUR 2.3 billion including assumed debt of approximately EUR 1.2 billion. In October 2000 the Company finalized the process of determining the goodwill. The total amount of goodwill paid for this acquisition was EUR 1,771 million.

        During 1999 the Company made a number of smaller acquisitions, mainly in the Paper Merchanting Division, including the British companies M6 Paper Group, Trade Paper and the Dutch envelope distributor Velpa in 1999, for a total amount of EUR 45 million. The purchase of these companies resulted in recognition of goodwill of EUR 31 million in 1999 which is amortized over forty years.

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

        In April 2001, the office supplies division of Samas-Groep NV was acquired for a debt-free price of EUR 321 million in cash. All of the operations of the Samas office supplies division in the Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland were transferred to Buhrmann. More than 90 percent of the sales of this division were generated in the Netherlands and the United Kingdom. The Company is in the process of finalizing the determination of goodwill on this acquisition. Preliminary goodwill amounts to EUR 287 million which is amortized over forty years and determined as follows (in millions of euro):

Purchase price	321
Less cash acquired	(13)
Transaction costs	7

Total purchase price	315
Less historical combined net assets, excluding existing goodwill & cash	(50)

Excess of total purchase price over historical net assets	265
Integration provisions	7
Fair value adjustments to the historical combined net assets	15

Goodwill	287

Historical combined net assets:
Net Equity	63
Net Goodwill	—
Cash	(13)

Net	50

        In May 2001, Corporate Express, Inc. acquired from US Office Products Company (USOP) the assets of its North American office products business. USOP offered a full range of office products, including traditional office products, office furniture, computer supplies and accessories, business forms and software. The purchase price for the USOP business was USD 172 million (EUR 193 million) in cash.. The Company is in the process of finalizing the determination of goodwill on this acquisition. Preliminary goodwill amounts to USD 138 million (EUR 156 million) which is amortized over forty years and determined as follows (in millions of US dollars):

Purchase price	172
Less cash acquired	—
Transaction costs	15

Total purchase price	187
Less historical combined net assets, excluding existing goodwill & cash	(149)

Excess of total purchase price over historical net assets	38
Integration provisions	88
Fair value adjustments to the historical combined net assets	12

Goodwill	138

Historical combined net assets:
Net Equity	149
Net Goodwill	—
Cash	—

Net	149

        In addition, we made a number of smaller acquisitions in 2001 such as Udesen Grafisk Fagcenter (Denmark) and Papernet Scandinavia. The amount paid for all acquisitions in 2001 was EUR 535 million and resulted in EUR 457 million of goodwill.

Divestments

        By June 1998 the sale of the Packaging Sector was completed followed by the sale of Graphic Systems Asia Division in October 1998. In May 2000 the sale of the Information Systems Division was completed. For details see Note 28.

        A precondition for approval of the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann's subsidiary Corporate Express Nederland BV. This sale was effected in November 2001 at a debt-free price of EUR 22 million in cash.

        In June 2001, Buhrmann sold its Italian ict-reseller, NPO Sistemi S.p.A. based in Milan, to the company's management at a debt-free price of EUR 30 million in cash. This transaction resulted in a loss of EUR 3 million.

Pro-forma summary

        The following unaudited pro forma summary presents the consolidated results of operations of the Group as if the Samas and USOP acquisitions had occurred at January 1 of the respective years and includes the consequences of financing. The expenses relating to the integration of the office supplies divisions of USOP and Samas of EUR 41 million that were recorded in 2001 as extraordinary expenses have also been included in the pro forma results for 2000 as extraordinary expenses, for each acquisition separately. Synergy benefits are not included. This pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisition had been completed as of the beginning of the periods and is not necessarily indicative of future results (in millions of euro).

Samas	2001	2000
Net sales	10,516	9,972
Net income from continuing operations before extraordinary items	99	217
Discontinued operations	—	(3)
Extraordinary result from continuing operations	(40)	(3)
Net income	59	211
USOP	2001	2000
Net sales	10,890	10,804
Net income from continuing operations before extraordinary items	94	211
Discontinued operations	—	(3)
Extraordinary result from continuing operations	(40)	(1)
Net income	54	207

NOTES TO THE CONSOLIDATED STATEMENTS OF INCOME

in millions of euro, unless stated otherwise

	2001	2000	1999
4. Labor costs
Wages and salaries	(1,181)	(1,064)	(556)
Social security contributions	(182)	(162)	(84)
Pension schemes	(27)	(20)	(17)

Total	(1,390)	(1,246)	(657)

Average number of employees	27,443	25,782	15,039
Number of employees per division at year end
Office Products North America	14,240	13,262	13,792
Office Products Europe and Australia	6,228	6,100	5,727
Paper Merchanting	5,519	5,666	4,937
Graphic Systems	1,176	1,198	1,122
Holdings	72	70	61

Total	27,235	26,296	25,639

Number of employees per geographical region at year end
United States	13,496	12,412	12,978
United Kingdom	2,458	2,294	2,146
The Netherlands	2,490	2,560	3,106
Rest of the World	8,791	9,030	7,409

Total	27,235	26,296	25,639

5. Other operating costs
Rent and maintenance costs	(144)	(134)	(66)
General management costs	(221)	(188)	(106)
Other operating costs	(127)	(120)	(98)
Other operating income	3	6	3

Total	(489)	(436)	(267)

        Advertising costs (net) during the years ended December 31, 2001, 2000 and 1999 were EUR 18 million, EUR 20 million and EUR 27 million respectively.

6. Net financing costs

	2001	2000	1999
Interest charges	(194)	(207)	(46)
Interest income	—	—	1
Amortization of capitalized financing costs	(16)	(14)	(2)
Translation differences	—	—	1

Total	(210)	(221)	(46)

7.    Other financial results

        Other financial results in 2001 comprise the result of the office products division of Corporate Express Nederland BV from April to when it was sold in October. In 2000 and 1999 this item related in particular to the dividend from Sappi Limited in which Buhrmann had an interest until it was sold in February 2001.

8.    Income taxes

Income from continuing operations before amortization of goodwill and taxes:	2001	2000	1999
Ordinary activities	198	321	175
Extraordinary items	(66)	20	32

Total	132	341	207

Netherlands	120	86	(20)
Foreign	12	255	227

Total	132	341	207

Income taxes on:
Income from ordinary activities	(24)	(55)	(31)
Income from extraordinary items	26	(7)	33

Total income taxes	2	(62)	2

Netherlands	(32)	(15)	(2)
Foreign	34	(47)	4

Total income taxes	2	(62)	2

Current	(17)	(37)	—
Deferred	19	(25)	2

Total income taxes	2	(62)	2

        There were no benefits recognized from operating loss carry-forwards in 2001.

        The statutory tax rate in the Netherlands was 35%. A reconciliation from the statutory tax rate to Buhrmann's effective tax rate is as follows:

	2001	2000	1999
Statutory tax rate	35.0%	35.0%	35.0%
Tax rate differential	(8.8%)	(1.8%)	(6.4%)

Weighted average statutory tax rate	26.2%	33.2%	28.6%
Changes in deferred tax assets and allowances	(6.6%)	(10.9%)	(0.8%)
Other (including exempt income, non-deductible expenses and incentives)	(7.8%)	(5.4%)	(7.8%)

Effective tax rate	11.8%	16.9%	20.0%

9.    Extraordinary result from continuing operations

	2001	2000	1999
Extraordinary income	20	31	78
Extraordinary expense	(86)	(11)	(46)

Extraordinary result before tax	(66)	20	32
Taxes	26	(7)	33

Extraordinary result net	(40)	13	65

        Extraordinary income in 1999 related to the book profit on the sale of 71% of Buhrmann's stake in Sappi Limited, after deduction of costs associated with the premature termination of hedging contracts. Extraordinary expenses mainly relate to the writing-off of the business re-engineering systems in the United States as a result of opting for Corporate Express' software systems.

        Extraordinary income in 2000 of EUR 31 million related to a repayment from the Buhrmann pension fund in the Netherlands. Extraordinary expense in 2000 was the result of divestments of non-core activities.

        In 2001, Buhrmann sold its remaining interest in Sappi Limited. After the settlement of hedging and other transaction costs, this resulted in a positive cash flow of EUR 75 million and extraordinary income of EUR 20 million. The extraordinary expense in 2001 of EUR 86 million consists of expenses relating to cost reduction measures, including a reduction in the workforce, of EUR 45 million and EUR 41 million for expenses relating to the integration of the office supplies divisions of USOP and Samas that did not qualify as goodwill and for certain expenses relating to the sale of Corporate Express Nederland BV.

10. Remuneration and loans Members of the Executive Board and Supervisory Board

Remuneration of Members of the Executive Board (in thousands of euro):

	Salary		Bonus		Pension charges
	2001	2000	2001	2000	2001	2000
F.H.J. Koffrie	545	499	0	299	171	133
G. Dean	408	386	0	193	265	231
R.L. King*	699	520	0	391	6	6
F.F. Waller	295	272	0	136	103	85

Total	1,947	1,677	0	1,019	545	455

*
Mr. King was appointed with effect from April 14, 2000 and retired on October 8, 2001 from the Executive Board.

        The remuneration reported relates to the period of membership of the Executive Board.

        The bonuses for the Executive Board are performance related and determined by the Supervisory Board. In addition, US based executives, including the relevant Executive Board member, participate in a long-term incentive scheme designed specifically for the Office Products North America Division.

        Starting 2001, the bonuses are disclosed on an accrual rather than on a cash basis, in order to show the relationship with Buhrmann's result for the year. The comparative numbers for 2000 have been adjusted.

        For 2001, no bonuses were granted to Members of the Executive Board

        Loans totaling EUR 79 thousand (2000: EUR 692 thousand) were extended to Members of the Executive Board at the end of 2001. These loans bear interest at a rate of 4 to 5.25% per annum.

Remuneration of Members of the Supervisory Board:

        Remuneration of Members of the Supervisory Board amounted to EUR 271 thousand (2000: EUR 204 thousand). The remuneration of Members of the Supervisory Board is not dependent upon Buhrmann's result.

11. Earnings per share

        Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 34 million, EUR 33 million and EUR 17 million in 2001, 2000 and 1999 respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year of all outstanding options combined.

        The computation of basic and fully diluted earnings per Ordinary Share is as follows (in millions of euro, except per share data):

	2001	2000	1999
Computation basic earnings per share
Net income	55	221	83
Less dividends on Preference Shares A and C	(34)	(33)	(17)

Net income available to holders of Ordinary Shares	21	188	66
Discontinued operations	—	3	116
Extraordinary result from continuing operations	40	(13)	(65)

Income from continuing operations before extraordinary items after deduction of dividend on Preference Shares	61	178	117
Amortization of goodwill	67	55	10

Income from continuing operations before extraordinary items and amortization of goodwill and after deduction of dividend on Preference Shares	128	233	127

Weighted average number of Ordinary Shares outstanding (thousands)	123,760	98,790	77,514
Basic earnings per share
Income from continuing operations before extraordinary items and amortization of goodwill	1.03	2.35	1.64
Income from continuing operations before extraordinary items	0.49	1.80	1.51
Net income	0.17	1.90	0.84
Computation fully diluted earnings per share
Net income available to holders of Ordinary Shares	21	188	66
Add dividend on Preference Shares C	20	19	3

Net income after deduction of dividend on Preference Shares after assuming dilution	41	207	69
Discontinued operations	—	3	116
Extraordinary result from continuing operations	40	(13)	(65)

Income from continuing operations before extraordinary items and after deduction of dividend on Preference Shares after assuming dilution	81	197	120
Amortization of goodwill	67	55	10

Income from continuing operations before extraordinary items and amortization of goodwill and after deduction of dividend on Preference Shares after assuming dilution	148	252	130

Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding	123,760	98,790	77,514
Conversion of Preference Shares C	21,893	20,403	3,169
Exercise of option rights	0	424	133

	145,653	119,617	80,816

Fully diluted earnings per share
Income from continuing operations before extraordinary items and amortization of goodwill	1.02	2.10	1.55
Income from continuing operations before extraordinary items *	0.49	1.64	1.43
Net income *	0.17	1.72	0.82

*
A mathematical calculation of income from continuing operations before extraordinary items (after amortization of goodwill) per Ordinary Share on fully diluted basis would be EUR 0.56 for 2001 and of net income per Ordinary Share on fully diluted basis EUR 0.28 for 2001. Under Dutch accounting guidelines, in case fully diluted earnings per share figures are higher than basic earnings per share figures, fully diluted earnings per share figures should be adjusted downwards to basic earning per share figures.

        Income from continuing operations before extraordinary items and amortization of goodwill is stated because management believes it is a useful indicator of performance of the Company. Income from continuing operations before extraordinary items and amortization of goodwill should not be considered as a substitute for operating income, net income, cash flow or other statements of operations or cash flow computed in accordance with Dutch GAAP or as a measure of the Company's result of operations or liquidity.

Notes to the Consolidated Balance Sheet

        in millions of euro, unless stated otherwise

12. Intangible fixed assets

        This consists of goodwill.

        The movements are as follows:

	2001	2000	1999
Book value at beginning of year	2,195	1,883	107
Acquisition/disposal	457	252	1,687
Amortization	(67)	(55)	(11)
Translation differences	99	115	100

Book value at end of year	2,684	2,195	1,883

        Acquisition/disposal in 2001 includes the goodwill relating to the acquisition of the office supplies divisions of Samas (EUR 287 million) and US Office Products (EUR 156 million), see Note 3.

        The goodwill paid for companies acquired is (generally) amortized over a period of 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realized. This is based on the following characteristics of the business:

  •
  The high entry barriers to the market and to acquire a major position. This is explained by high customer loyalty, the extensiveness of the distribution network and the substantial benefits of scale in purchasing.

  •
  The relatively low investment required to subsequently maintain established market positions.

  •
  The large number of suppliers and customers, none of whom individually has a major impact on Buhrmann.

        Comparable companies are using a similar approach to goodwill amortization.

13. Tangible fixed assets

        The movements in tangible fixed assets are as follows:

	Total	land and buildings	Plant and machinery	Other fixed assets	Fixed assets In process
Book value December 31, 2000	628	280	128	183	37
Net investments	127	30	—	55	42
Depreciation	(109)	(13)	(30)	(66)	—
Acquisition/disposal	45	(9)	40	14	—
Translation differences	22	8	4	8	2

Book value December 31, 2001	713	296	142	194	81
Cumulative depreciation	654	141	201	312	—

Purchase cost	1,367	437	343	506	81

        In 2001, depreciation cost was reduced in connection with a reassessment of the useful lives of some tangible fixed assets. This includes a non-recurring reduction of EUR 5 million.

        Depreciation cost in 2000 was EUR 113 million and in 1999 EUR 56 million.

14. Financial fixed assets

        The movements in financial fixed assets are as follows:

	Total	Participations	Receivables from participations	Other receivables	Capitalized Financing costs	Deferred taxes
Book value December 31, 2000	487	63	13	100	98	213
Result from participations	(3)	(3)	—	—	—	—
Acquisition/disposal	(4)	3	(7)	—	—	—
Investments/capitalized costs	16	—	—	—	16	—
Divestments	(68)	(48)	(4)	(16)	—	—
Transfers deferred tax liabilities	43	—	—	—	—	43
Tax receipt	(4)	—	—	—	—	(4)
Amortization of financing charges	(16)	—	—	—	(16)	—
Addition in benefit of result	58	—	—	12	—	46
Tax credited to goodwill	105	—	—	—	—	105
Translation differences	21	—	—	1	5	15

Book value December 31, 2001	635	15	2	97	103	418

        Participations at December 31, 2000 included Buhrmann's remaining interest in Sappi Limited of 13.1 million shares. This interest was valued (EUR 48 million) at average market price in the period of acquisition less a provision for permanent diminution in value and hedging costs. The market value net of realized and unrealized hedging costs amounted to EUR 68 million at December 31, 2000. This interest in Sappi Limited was sold in February 2001 which resulted in a positive cash flow of EUR 75 million and extraordinary income of EUR 20 million, after the settlement of hedging and other transaction costs.

        Deferred tax assets are detailed in Note 19 hereafter.

        Other receivables include loan notes which were received as part of the consideration of the sale by Buhrmann of its Information Systems Division in May 2000. These loan notes are free of interest in the first two years and are stated at their discounted realizable value. The discount is spread proportionally over the respective period, in benefit of net financing costs. These loan notes are redeemable in 2004 with an option for the borrower to partly redeem early in 2002.

        During 2001, EUR 16 million financing fees were capitalized. These fees relate to the securitization of accounts receivables and amendments to the credit facilities such as for acquisitions and bank covenants.

15. Receivables

	December 31, 2001		December 31, 2000
Accounts receivable		1,826		1,868
Other receivables
Accrued income	272		256
Other receivables	132		143

		404		399

Total Receivables		2,230		2,267

        Of the total receivables of EUR 2,230 million, an amount of EUR 3 million will mature after more than one year (2000: EUR 6 million).

        As of December 31, 2001, accounts receivable of EUR 452 million were pledged (2000: EUR 240 million) under the accounts receivable securitization program. These receivables and related borrowings are included in the Consolidated Balance Sheet (see Note 20).

        Accrued income consists mainly of accrued vendor rebates and catalogue income.

        The movements in the allowance for doubtful accounts are shown in Note 34.

16. Working Capital and Capital Employed

	December 31,
	2001	2000
Working Capital
Inventory	756	784
Receivables	2,230	2,267
Cash and deposits	99	57
Accounts payable	(1,340)	(1,244)
Other liabilities excluding acquisition and restructuring related and dividend on Preference Shares A	(418)	(466)

	1,327	1,398

        The comparative number for 2000 has been restated for acquisition and restructuring related liabilities (see Note 2 under Presentation).

Capital Employed
Tangible fixed assets	713	628
Working capital	1,327	1,398
Dividend Preference Shares A payable	(14)	(14)

Capital employed pre goodwill	2,026	2,012
Short term provisions related to acquisitions and restructuring	(126)	(99)
Intangible fixed assets	2,684	2,195

	4,584	4,108

        The comparative number for 2000 has been restated because from 2001 the Balance Sheet is prepared before appropriation of profit (see Note 2 under Change in accounting policy).

17. Issued and Paid in Capital and Additional Paid-in Capital

        Buhrmann NV's authorized, issued and outstanding share capital at December 31, 2001 amounted to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a face value of EUR 1.20 each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

        On March 27, 2001, 24 million Ordinary Shares were issued with a face value of NLG 2.50 each at a price of EUR 25 per share. On March 30, 2001, an additional 3.6 million Ordinary Shares were issued at the same price. The total proceeds amounted to EUR 665 million, net of expenses.

        On June 12, 2001, the face value of all shares was redenominated from NLG 2.50 to EUR 1.20. This resulted in an increase of issued and paid-in capital of EUR 13 million which was charged against additional paid-in capital.

        Issued and paid- in capital and additional paid in capital can be specified as follows (in millions of euro):

As of December 31, 2001

	Issued and paid-in capital	Additional paid-in capital
Ordinary Shares	157	1,540
Preference Shares A	64	121
Preference Shares C	0	332

	221	1,993

As of December 31, 2000

	Issued and paid-in capital	Additional paid-in capital
Ordinary Shares	116	894
Preference Shares A	61	121
Preference Shares C	0	332

	177	1,347

As of December 31, 1999

	Issued and paid-in capital	Additional paid-in capital
Ordinary Shares	110	741
Preference Shares A	61	121
Preference Shares C	0	332

	161	1,194

        The additional paid-in capital for commercial and tax purposes is almost equal. The additional paid-in capital resulting from Preference Shares A and C can only be paid to the holders of these shares.

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

Preference Shares A

        As of December 31, 2001, 53,281,893 Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann ("Trust Office"), against which depository receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

        Every Preference Share A is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares and the holders of Preference Shares A vote together with the holders of Ordinary Shares as one class.

Preference Shares B

        As of December 31, 2001 no Preference Shares B had been issued. A put and call option agreement has been signed between Stichting Preferente Aandelen Buhrmann NV and the Company relating to Preference Shares B.

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

Conversion

        The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The initial conversion rate amounted to EUR 18.1125 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2000 and May 2001 in respect of the financial year 1999 and 2000 respectively, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 17.5125. After the dividend payment for the fiscal year 2001 the conversion rate decreased to EUR 17.4325. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends.

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

Redemption

        If four years after the Preference Shares C were issued the closing price of the Ordinary Shares is at any time at or above 150% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the liquidation preference; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the liquidation preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the liquidation preference. On the twelfth anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the "liquidation preference". If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the liquidation preference.

Dividends

        The proposed dividend for a financial year must be approved by the annual general meeting of shareholders, which is typically held in April or May of the following financial years. The dividend is paid after this meeting. Dividend payments are allowed only to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year before any dividend will be paid to any other class of shares. The annual dividend on the Preference Shares C is equal to 5.5% of the liquidation preference of such shares, subject to adjustment under certain circumstances as set forth in the Articles of Association. The annual dividend on the Preference Shares C for each year up to and including 2002 will be distributed in the form of additional Preference Shares C. The annual dividend on the Preference Shares C for any financial year after 2002 may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

        The dividend on the preference shares A is determined for a period of eight years on the basis of a dividend percentage equivalent to 1.25 percent more than the mathematical average of the average effective yield on government loans with a term of seven-to-eight years, as calculated by the Central Office for Statistics, and published in the Official Stock Exchange List of Euronext Amsterdam, on the last ten stock market trading days prior to the day of determination. The dividend thus determined is calculated on the issue price of EUR 3.40355 per share and is rounded up to the nearest whole cent. For the period ending on December 31, 2001 the dividend amounted to EUR 0.27 per share. For the years 2002 until and including 2009 the dividend has been set at EUR 0.21 per share.

        On the preference (protection) shares B a dividend shall be paid, the percentage of which—to be calculated over the paid up part of the nominal value—is equal to the repo-rate of the European Central Bank, decreased or increased by a discount or upcount, with a maximum of three percent point, to be determined by the Executive Board under the approval of the Supervisory Board, averaged over the number of days over which the payment is made.

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

18.  Provisions

        The movements in provisions are as follows:

				Other provisions
	Total	Pensions	Deferred taxes	Integration and restructuring	Other
Position at December 31, 2000	382	25	243	27	87
Acquisition/disposal	(3)	—	2	(5)	—
Withdrawals	(129)	(1)	—	(74)	(54)
Additions charged to result:
• result from ordinary operations	37	2	27	—	8
• extraordinary result	80	—	—	77	3
• other additions	151	—	18	133	—
Transfer to current liabilities	(130)	(1)	—	(124)	(5)
Transfer deferred tax assets	43	—	43	—	—
Translation differences	14	—	7	4	3

Position at December 31, 2001	445	25	340	38	42

        The acquisition/disposal movements relate mainly to the acquisition of the office supplies divisions of Samas and USOP.

        Deferred taxes are detailed in Note 19 hereafter.

        Provisions for integration and restructuring mainly relate to the office products operations in North America and Europe, following the acquisition and subsequent integration of the businesses of Corporate Express, Samas and USOP. The integration and restructuring include reductions in the number of staff, closure and consolidation of sales offices and distribution centers and harmonization of systems. The balance at December 31 reflects amounts payable after more than one year. Amounts payable within one year are transferred to current liabilities.

        Other provisions include primarily warranties regarding divestments and product liability.

19.  Deferred taxes

        The components of deferred tax assets and deferred tax
liabilities are as follows:

	December 31
	2001	2000
Deferred tax assets
Restructuring and integration provisions	122	55
Tax loss carryforwards	512	352

Nominal deferred tax asset	634	407
Valuation allowances	(216)	(194)

Deferred tax asset (under Financial Fixed Assets)	418	213

Deferred tax liabilities
Fixed assets	(150)	(113)
Other	(190)	(130)

Deferred liabilities (under Provisions)	(340)	(243)

Total	78	(30)

        Buhrmann has operating loss carryforwards at December 31, 2001 of approximately EUR 1,189 million.

        Expiration is approximately as follows (in millions of euro):

2002	2
2003 to 2016	60
2017 to 2021	435
Beyond 2021 and unlimited	692

1,189

20.  Long-term liabilities

	December 31, 2001		December 31, 2000
	Total	>5 years	Total	>5 years
Subordinated loans:
High Yield Bond (USD 350 million)	397	397	376	376
Other loans:
Debenture loans	—	—	2	—
Term Loans A	757	—	610	—
Term Loans B	603	293	643	615
Revolver (USD 350 million facility)	—	—	160	—
Short term securitized notes	290	290	240	240
Other	12	4	39	4

	2,059	984	2,070	1,235

High Yield Bond

        A 10-year SEC registered, subordinated bond loan was issued in 1999 for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on November 1, 2009. Buhrmann has the option to redeem this loan sooner, but not before November 1, 2004. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par. At any time before November 1, 2002, Buhrmann may redeem up to 35% of this loan at a redemption price of 112.5% of the principal amount, with proceeds raised in one or more equity offerings made by Buhrmann, as long as certain conditions are met.

Debenture loans

        On February 5, 2001, the ATS 792 million, 6.375% bond loan was repaid. At December 31, 2000, this bond loan was classified under current liabilities.

Senior Secured Credit Facility (Term loans A, B and Revolver)

        The Senior Secured Credit Facility was originally taken out to finance the Corporate Express transaction in 1999.

        Over 2000 and 2001 amendments have been passed to adjust some of the terms and conditions in relation to acquisitions, financing transactions and covenant levels. The facility consists of "Term loans A', and "Term loans B' with tranches in EUR and USD plus a Working capital facility of USD 350 million (Revolver). The indebtedness under the Senior Secured Credit Facility is secured by a pledge on the assets of Buhrmann, all of the assets of its existing and future operating companies in the United States and the greater part of its operating companies outside the United States.

        Under the terms of the Senior Secured Credit Facility, Buhrmann is required to apply a percentage of the proceeds of any equity offering to the prepayment of debt under the facility, except that such prepayment obligation does not apply to up to EUR 200 million of cash proceeds received after January 26, 2001.

        The interest rate margins vary with the leverage ratio (pricing grid). Over 2001 these margins remained constant for both the Working capital facility and the Term loans A at 2.375% and the Term loans B at 3.25% The Working capital facility carries a 0.50% fee for the undrawn balance.

        The interest rates in effect at December 31, 2001 and 2000 were as follows:

	2001	2000
Term loan A USD	4.625%	9.160%
Term loan B USD	5.500%	10.035%
Term loan A EUR	5.884%	7.563%
Term loan B EUR	6.759%	8.438%
Revolver USD	—	9.150%
Revolver EUR	—	9.125%

        The Senior Secured Credit Facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific financial ratios are monitored by the lenders such as:

Interest coverage ratio:	EBITDA/Cash interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/Fixed charges
Leverage ratio:	Indebtedness/EBITDA

        In December 2001, Buhrmann agreed covenant amendments to ensure continued, financial flexibility. The actual ratios realized by Buhrmann at December 31, 2001 comply with the threshold ratios as per loan covenants. It is noted that among others, the EBITDA used for banking covenant calculation purposes may differ significantly from the EBITDA as published in these Financial Statements due to specific contractual definitions.

Short Term Securitized Notes

        Short-term funds are raised by pledging accounts receivable from certain Buhrmann entities in the Netherlands, UK and USA as security for short-term borrowings. At year-end 2001, EUR 452 million of accounts receivable were pledged (see also Note 15 on Receivables). The Notes are issued in EUR, GBP and USD, reflecting the currency of the pledged receivables. The multi-jurisdiction, securitization program fluctuates in size and has been ranging between EUR 234 million and EUR 372 million. The amount outstanding fluctuates with liquidity requirements and the advance rate calculated under the program. The average interest margin, including issuers cost, is approximately 0.5% over LIBOR. To ensure availability of re-financing for the Notes, a back-up liquidity facility has been arranged.

Breakdown of long-term debt by currency

	December 31,
	2001	2000
As issued:
EUR	569	379
USD	1,331	1,491
GBP	159	187
Other currencies	—	13

	2,059	2,070

After hedging with forward exchange and currency swaps:
EUR	527	378
USD	1,349	1,461
GBP	137	224
Other currencies	46	7

	2,059	2,070

        Buhrmann aims to incur debt by currency after hedges in proportion to the forecasted split of operating result before depreciation and amortization over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Buhrmann's forward foreign exchange and currency swap contracts at December 31, 2001

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Fair value
Sell EUR/buy USD	< 1 year	0.89	166	3
Sell GBP/buy EUR	< 1 year	0.62	33	(1)
Sell USD/buy EUR	< 1 year	0.91	185	(5)
Sell EUR/buy GBP	< 1 year	0.62	55	1
Other	< 1 year	—	46	(1)

			485	(3)

        The total fair value at December 31, 2000 of the forward foreign exchange and currency swap contracts was EUR 3 million negative.

Breakdown of long-term debt by interest profile

	December 31, 2001
	Fixed	%	Floating	%
Subordinated private loans and bank overdrafts	397	19%	—
Private loans and bank overdrafts	4	0%	1,658	81%

	401	19%	1,658	81%
Interest swaps	1,329		(1,329)

Total	1,730	84%	329	16%

        Buhrmann aims to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy.

Buhrmann's Interest Rate Swap (IRS) contracts at December 31, 2001

        IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	150	4.41	(2)
< 2 years	150	4.47	(2)
< 3 years	150	4.80	(2)

Subtotal A	450		(6)

        IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	255	6.47	(10)
<2 years	255	6.54	(15)
<3 years	255	6.59	(16)
<4 years	114	6.54	(7)

Subtotal B	879		(48)
Total A+B	1,329		(54)

        The total fair value at December 31, 2000 of the interest rate swap contracts was EUR 13 million negative.

        The average blended interest rate, including the margin, was approximately 8.5% (taking into account interest and foreign currency hedges entered into).

Treasury

        The Treasury function does not operate under an own profit objective but does pursue benefits of scale and efficiency as well as provide in-house services in the area of financial logistics. Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV act as the main financing companies. Financial instruments are only used to hedge against financial market risks. No speculative positions are entered into. Forward currency contracts with terms up to one year are used to cover exchange rate risks resulting from business activities. The policy is to cover these risks. Valuation of these contracts at year-end at the prevailing rate matches the valuation of the commercial transaction concerned. Currency swap contracts are entered into by financing companies of the Group to finance the Group and serve to adjust the currency of the finance taken out to the required currency. Valuation of these contracts at year-end against the prevailing marketprices then obtained matches the valuation of the underlying financing source.

        Buhrmann's interest policy is designed to restrict the impact of fluctuations in interest rates and to keep the interest burden as low as possible. Interest swaps are used to a significant degree. The interest instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile.

        The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above.

        The market value of the High Yield Bond at December 31, 2001 amounted to EUR 397 million (2000: EUR 385 million). The market value of all other loans at December 31, 2001 approximated their bookvalue.

Repayment schedule for long-term debt

	Year	Term Loan A	Term Loan B	Other	Total Redemption
Current portion	2002	32	2	10	44

Long-term	2003	196	6	—	202
	2004	245	6	8	259
	2005	316	6	—	322
	2006	—	292	—	292
	2007	—	293	—	293
	2008	—	—	—	—
	2009	—	—	401	401
	>2009	—	—	290	290

		757	603	699	2,059

Total		789	605	709	2,103

        The average remaining term of long-term debt is approximately 5 years.

21.  Other liabilities

	December 31,
	2001	2000
Taxes and social security contributions	121	139
Advance payments on orders	11	18
Short-term provisions	7	6
Accrued liabilities	279	294
Other	—	9

Other liabilities excluding acquisition and restructuring related and
dividend on preference share A	418	466
Short-term provisions acquisition and restructuring related (see Note 18)	126	99
Dividend Preference Shares A	14	14

	558	579

        Accrued liabilities consist mainly of accrued rent, interest and labor cost.

22.  Risks and uncertainties

        As of December 31, 2001 and 2000 the Company's accounts include cash and accounts receivable, which are denominated in currencies other than the euro. Realization of such amounts is subject to the risk of fluctuations in foreign exchange rates relative to the euro.

        Management believes it has adequately provided for the collection risk in the Company's accounts receivable, which for a substantial part are insured, by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value.

        Because the Company deals only with major commercial banks with high-quality credit ratings, it does not anticipate non-performance by any of these counterparties. The Company has deposited its cash and cash equivalents with reputable financial institutions and believes the risk of loss to be remote.

23.  Option scheme

        At the end of 2001, 2,876,910 unexercised personnel options on shares in Buhrmann remained, at an average price of EUR 21.44. The latest exercise date of these options is in 2006. The option scheme is designed as an incentive for a large group of managers working with Buhrmann and its subsidiaries. There are some 450 managers involved. The maximum percentage of option rights that may be granted in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities. For individual managers, the options to be granted are related in part to the fixed remuneration of the person in question and his or her contribution to Group results. The maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) will not exceed an amount equal to twice the fixed salary of the relevant individual. The options have a term of five years and can be exercised only after three years. The exercise price for option rights granted is the closing price of the Buhrmann Ordinary Shares on the first trading day after the meeting of shareholders on which Buhrmann's shares are quoted ex-dividend. Those entitled to options are bound by internal regulations designed to prevent insider trading.

        Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2001 and 2000.

        The market price of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2001	2000	1999
Expected dividend yield	2.3%	2.3%	3.7%
Expected share price volatility	55%	50%	40%
Risk-free interest rate	4.5%	5.0%	4.9%
Expected term	4 years	4 years	4 years

        The pro-forma remuneration cost of the option rights assigned to management is EUR 6 million for 2001 (EUR 2 million for 2000 and EUR 1 million for 1999). The annual remuneration cost is calculated by taking the economic cost of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years. Expected dividend yield and share price volatility are based on historic track records at the date of granting the options. These assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.

        At the end of 2001, the Members of the Executive Board held option rights on 317,500 Buhrmann Ordinary Shares:

	December 31, 2000	Granted 2001	Exercised 2001	Lapsed 2001	December 31, 2001
F.H.J. Koffrie	165,000	40,000	—	—	205,000
G. Dean*	45,000	27,500	—	—	72,500
F.F. Waller	20,000	20,000	—	—	40,000

	230,000	87,500	—	—	317,500

*
In addition, Mr. Dean has the right to be compensated for the increase in value with respect to 30,000 shares, which right was granted in 1997.

        The Members of the Supervisory Board held no option rights to Buhrmann shares at the end of 2001.

Shareholdings by Members of the Executive Board and Supervisory Board

        The Members of the Executive Board held the following numbers of Ordinary Shares in Buhrmann at December 31, 2001:

F.H.J. Koffrie	50,000
G. Dean	5,000
F.F. Waller	3,000

58,000

        Members of the Supervisory Board at December 31, 2001 held a total of:

  •
  50,689 Ordinary Shares in Buhrmann;

  •
  411 Buhrmann Preference Shares A.

Specified statement of options outstanding

	Number of outstanding option rights			Average exercise price		Term
Granted before 1997
Balance at the end of 1998	692,510
Exercised in 1999	(363,510)
Lapsed in 1999	(15,000)

Balance at the end of 1999	314,000
Exercised in 2000	(314,000)

Balance at the end of 2000		—		EUR 14.57		—
Granted in 1997*
Balance at the end of 1998	1,264,500
Exercised in 1999	(28,000)

Balance at the end of 1999	1,236,500
Exercised in 2000	(779,750)
Lapsed in 2000	(221,000)

Balance at the end of 2000	235,750
Exercised in 2001	(37,100)
Lapsed in 2001	(7,000)

Outstanding at the end of 2001		191,650		EUR 16.74		2002
Granted in 1999**
Granted in April 1999	690,000

Balance at the end of 2000	690,000
Lapsed 2000	(85,000)

Balance at the end of 2000	605,000
Lapsed in 2001	(67,000)

Outstanding at the end of 2001		538,000		EUR 15.58		2004
Granted in 2000
Granted in April 2000	1,141,021
Lapsed 2000	(10,764)

Balance at the end of 2000	1,130,257
Lapsed in 2001	(150,955)

Outstanding at the end of 2001		979,302		EUR 27.29	***	2005
Granted in 2001
Granted in April 2001	1,263,200
Lapsed in 2001	(95,242)

Outstanding at the end of 2001		1,167,958		EUR 20.00	***	2006
Total outstanding at the end of 2001		2,876,910	*	EUR 21.44

*
In addition, a number of managers had the right to be compensated for the increase in value with respect to a total of 44,500 Ordinary Shares, on the basis of an average exercise price of EUR 16.74. This right was only granted in 1997 and will not give rise to issuance of new Buhrmann Ordinary Shares.

**
No option rights were granted in 1998.

***
Under Dutch fiscal rules, management receiving options can elect to accept a 25% higher exercise price. The base exercise price was set at EUR 19.61 in 2001 and EUR 26.35 in 2000, equaling stock price at close of business on the Amsterdam Stock Exchanges on April 20, 2001 and April 17, 2000 respectively. The EUR 20.00 in 2001 and EUR 27.29 in 2000, are the weighted average exercise prices as actually achieved following acceptance of the grant by management involved.

24.  Commitments not included in the Balance Sheet

	December 31, 2001		December 31, 2000
Rental and operational lease commitments (see Note 26)
These are due as follows:
Within 1 year	91		62
After 1 year but within 5 years	230		184
After 5 years	161		153

		482		399
Repurchase guarantees
These lapse as follows:
Within 1 year	25		37
After 1 year but within 5 years	62		60
After 5 years	4		4

		91		101
Investment commitments
Within 1 year		133		80
Other commitments
These lapse as follows:
Within 1 year	3		9
After 1 year but within 5 years	—		1

		3		10

Total (conditional) commitments		709		590

        Repurchase guarantees concern graphic machines sold to customers, and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against the Company at book value, which, in general, will be lower than market value. Buhrmann monitors the development of the market value of the respective machines. If there is reason to do so, a provision will be recorded. The amount stated here indicates the maximum exposure under these guarantees.

25.  Legal proceedings

Arbitration Buhrmann ISD Groupe S.A./Ipfo Bail S.A:.

        The Buhrmann Group is involved as plaintiff in French arbitration proceedings, initiated in 1994 against the French company Ipfo Bail S.A. (formerly named Locafrance S.A.). The claim relates to the acquisition by the Buhrmann Group from Ipfo Bail S.A. in 1991 of all of the shares in the capital of the French company Agena S.A. The claim is based on misrepresentation of the financial position of the company in the closing balance sheet at the time of the acquisition. In the arbitration proceedings the principal claim for all damages as a result of the acquisition amounts to approximately FRF 1 billion (EUR 152 million) plus interest and costs of the proceeding. An independent expert appointed by the arbitrators gave support to Buhrmann's claim of substantial misstatements in the closing balance sheet. Although it is anticipated that a substantial indemnity payment will be awarded, the amount will not be known until the decision of the arbitrators, which is expected in 2002. This decision will not be subject to appeal, and could only be challenged on the basis of the limited grounds provided under French law or the New York Convention.

Other

        Buhrmann is involved in various other routine legal and regulatory proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

26.  Lease commitments

        The Company leases certain plant facilities and equipment under non-cancelable operating leases.

        Future minimum lease payments under all non-cancelable operating leases are as follows:

	December 31,
	2001	2000
Within 1 year	91	62
After 1 year but within 2 years	78	97
After 2 years but within 3 years	66	46
After 3 years but within 4 years	49	23
After 4 years but within 5 years	38	18
After 5 years	160	153

Total	482	399

        Lease expenses for non-cancelable operating leases for buildings charged to the income statement during the periods ended December 31, 2001, 2000 and 1999 were EUR 59 million, EUR 41 million and EUR 66 million respectively.

27.  Notes to the Consolidated Statement of Cash Flows

	2001	2000	1999
	in millions of euro
Net cash flow: link with balance sheet movements
Liquid funds at beginning of year
Short-term borrowings with credit institutions	(104)	(2)	(72)
Cash and deposits	57	74	109

	(47)	72	37
Translation differences	(1)	2	(13)
Acquisition/disposal	24	(33)	32

	(24)	41	56
Liquid funds at end of year
Short term borrowings with credit institutions	—	(104)	(2)
Cash and deposits	99	57	74

	99	(47)	72

Increase/decrease in liquid funds	123	(88)	16

28.  Discontinued operations

        The following operations are reflected as discontinued operations for all periods presented, in accordance with US GAAP.

        In May 2000 the sale of the Information Systems Division was completed. Net sales of discontinued operations amounted to EUR 194 million and EUR 1,132 million in 2000 and 1999 respectively. The sale of the Information Systems Division resulted in a bookloss of EUR 123 million (EUR 1.29 per share) of which EUR 120 million was recorded in 1999. In consideration of this sale the Company received cash of EUR 57 million and loan notes of EUR 73 million.

        Liabilities of discontinued operations to be retained by the Company as of December 31, 2001 amounted to EUR 20 million (2000: EUR 54 million) included in the Company's Consolidated Balance Sheet.

29.  Segment Information

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

Operating segments 2001

	Office Products NA	Office Products Europe/ Australia	Paper Merchanting	Graphic Systems	Sub total	Eliminations	Corporate items	Total
	in millions of euro
Year ended December 31, 2001
Sales, external	5,221	1,496	3,126	565	10,408			10,408
Operating result before amortization of goodwill	242	53	93	38	426		(18)	408
Amortization of goodwill								(67)
Net financing costs								(210)
Other financial results								(3)
Minority Interest								(9)
Income before tax, discontinued operations and extraordinary items								119
Depreciation	(70)	(17)	(18)	(4)	(109)		—	(109)
Total assets	4,203	1,066	1,261	242	6,772	(12)	357	7,117
Capital expenditure	87	14	21	5	127			127

Operating segments 2000

	Office Products NA	Office Products Europe/ Australia	Paper Merchanting	Graphic Systems	Sub total	Eliminations	Corporate items	Total
	in millions of euro
Year ended December 31, 2000
Sales, external	4,703	1,330	3,014	556	9,603			9,603
Operating result before amortization of goodwill	333	41	130	50	554		(8)	546
Amortization of goodwill								(55)
Net financing costs								(221)
Other financial results								5
Minority Interest								(9)
Income before tax, discontinued operations and extraordinary items								266
Depreciation	(71)	(17)	(18)	(3)	(109)		(4)	(113)
Total assets	3,712	791	1,304	237	6,044	(6)	380	6,418
Capital expenditure	85	8	25	3	121		1	122

Operating Segments 1999

	Office Products NA	Office Products Europe/ Australia	Paper Merchanting	Graphic Systems	Discontinued operations	Sub total	Eliminations	Corporate items	Total
	in millions of euro
Year ended December 31, 1999
Sales, external	1,603	755	2,397	528		5,283			5,283
Operating result before amortization of goodwill	62	27	86	45		220		(10)	210
Amortization of goodwill									(10)
Net financing costs									(46)
Other financial results									12
Minority Interest									(1)
Income before tax, discontinued operations and extraordinary items									165
Income from discontinued operations					3	3			3
Depreciation	(23)	(10)	(15)	(4)	(52)			(3)	(55)
Total assets	3,049	721	1,042	192		5,004	197	307	5,508
Capital expenditure	34	20	25	3		82		(7)	75

30.  Enterprise wide disclosures

	North America	United Kingdom	Nether- lands	Germany	Other	Total
	in millions of euro
Sales by country of destination
Year ended December 31, 2001	5,193	1,294	995	898	2,028	10,408
Year ended December 31, 2000	4,668	1,183	916	900	1,936	9,603
Year ended December 31, 1999	1,646	806	852	748	1,231	5,283
Long lived assets*
Year ended December 31, 2001	2,455	227	105	120	490	3,397
Year ended December 31, 2000	2,086	213	114	119	291	2,823
Year ended December 31, 1999	1,838	192	95	121	198	2,444

*
long-lived assets include property, plant and equipment and intangible fixed assets

31.  Subsequent Events

        With the sale of the Information Systems Division in May 2000, Buhrmann received loan notes as part of the consideration of the sale. In May 2002, the borrower early redeemed these loan notes. The amount received is EUR 71 million in cash which will be used to repay bank debt. This transaction leads to a release of a related provision, partly offset by an additional amortization of financing fees, resulting in EUR 6 million income before tax (see Note 14).

32.  Summary of differences between Dutch generally accepted accounting principles and US generally accepted accounting principles

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

		2001	2000	1999
		In millions of euro
Net income under Dutch GAAP		55	221	83
a)	Goodwill amortization	(12)	(12)	(20)
b)	Goodwill amortization—repurchase of BTOPI	(4)	(3)	(2)
c)	Goodwill amortization—acquisition of Corporate Express	10	11	3
c)	Intangible assets amortization	(8)	(8)	(2)
e)	Discontinued operations	—	(28)	(47)
f)	Restructuring and integration provisions	(66)	(112)	(5)
g)	Capitalized software provision	(2)	(11)	(16)
g)	Capitalized software	—	—	4
h)	Forward currency contract and collar	7	(7)	(25)
h)	Income from sale of Sappi shares	—	—	7
i)	Derivatives	3	—	—
k)	Pension	26	(9)	25
m)	Revenue recognition	(2)	(2)	(3)
n)	Other	(2)	(3)	(4)
j)	Deferred taxes	30	50	27
Net income under US GAAP		35	87	25
		December 31,
		2001	2000
Group equity under Dutch GAAP		2,671	1,887
a)	Goodwill at cost, net of accumulated amortization	364	376
b)	Goodwill BTOPI at cost, net of accumulated amortization	142	138
c)	Goodwill Corporate Express at cost, net of accumulated amortization	(328)	(321)
c)	Intangible assets	101	103
d)	Goodwill USOP and Samas, net of accumulated amortization	(10)	—
f)	Restructuring and general provisions	12	59
g)	Capitalized software provision	—	3
g)	Capitalized software	—	(1)
h)	Forward currency hedge and collar—Other Comprehensive Income	—	(24)
h)	Unrealized loss(gain) on available for sale securities—Other Comprehensive Income	—	45
i)	Derivatives—Other Comprehensive Income	(51)	—
i)	Derivatives	(3)	—
k)	Pension, including additional minimum liability	152	128
l)	Dividends	—	61
m)	Revenue recognition	(42)	(39)
n)	Other	(1)	(4)
j)	Deferred taxes	150	102
Group equity under US GAAP		3,157	2,513

(a)  Goodwill

        For acquisitions occurring prior to January 1, 1997 the Company assigned the purchase price to the fair value of the assets acquired and liabilities assumed with the excess recorded as goodwill and written off directly to group equity.

        Under US GAAP this goodwill is recorded as an asset and amortized over its estimated useful life. The goodwill is amortized over forty years. The total amount of goodwill was EUR 479 million at December 31, 2001 and 2000 and the accumulated amortization was EUR 115 million at December 31, 2001 and EUR 103 million December 31, 2000.

(b)  Goodwill repurchase of BTOPI

        The Company repurchased the outstanding public 30% minority share of its former US subsidiary, BT Office Products Inc. (BTOPI) in October 1998. Under Dutch GAAP this transaction was accounted for as a repurchase of Group equity and was shown as a movement in Group equity. Under US GAAP, the accounting treatment is to consider the surplus paid over fair value of net assets as goodwill. This goodwill is then amortized over an estimated useful life of forty years. The cost of the goodwill was EUR 146 million and accumulated amortization was EUR 12 million at December 31, 2001 and EUR 8 million at December 31, 2000.

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

        Final acquisition adjustments:
On purchase of Corporate Express, the application of US GAAP to the closing balance sheet would have affected the determination of goodwill in the following ways (in million of euro):

Goodwill under Dutch GAAP		1,771
a)	Restructuring	(28)
a)	Integration	(121)
b)	Disposal of subsidiaries	(1)
c)	Other liabilities	(16)
d)	Recognized as other intangibles	(105)
e)	Deferred taxes	(58)

Goodwill under US GAAP		1,442

a)
The provision for restructuring and integration of BTOPI and some other provisions did not qualify for US GAAP purposes and would have been eliminated from the US GAAP acquisition balance sheet.

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

(d)  Goodwill—Acquisition of USOP and Samas

        As of January 1, 2001 the rules regarding restructuring and integration provisions under Dutch GAAP are practically the same as under US GAAP.

        The EUR 10 million in this item mainly relates to redundancy payments for employees that were included in goodwill under Dutch GAAP whereas US GAAP requires these payments to be expensed over the period the employees are with the Company.

(e)  Discontinued operations

        During 1999, the Company disposed of a portion of the Information Systems Division and sold the remainder of this division in May 2000. At December 31, 1999, the Company had received notification from interested parties that the price to be paid for the remainder of the Information Systems Division was significantly lower than the net book value. As a result, for Dutch GAAP, the Company recorded a provision at December 31, 1999 to accrue for the expected bookloss on the net assets and the costs associated with the disposal of the remainder of the Information Systems Division. Included in this provision was a general provision for EUR 29 million, which was not allowed under US GAAP. This provision was reversed for US GAAP purposes in 1999, which consequently lead to a loss under US GAAP of EUR 29 million in 2000.

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

(f)    Restructuring and integration provisions

        Until 2000, under Dutch GAAP when a decision was made to reorganize part of the Company's business, provisions were made for redundancies as well as other closing, integration and moving costs. Several of the group companies undertook reorganizations during 1999 and 2000, most notably Corporate Express and BTOPI in the USA and Europe.

        Under US GAAP only costs that qualify as exit costs and therefore do not relate to the ongoing operations of the Company may be provided for. In addition, a number of specific criteria also must be met before these costs that do qualify as exit costs can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of the reorganization must be identified along with their expected completion dates and the exit program must be approved and communicated by the balance sheet date. Costs that do not qualify as exit costs are expensed when the obligation exists to pay cash or otherwise sacrifice assets. As of January 1, 2001 practically the same rules apply under Dutch GAAP.

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

        This item also includes EUR 5 million of expenses relating to the integration of USOP which was recorded as goodwill under Dutch GAAP and expensed under US GAAP.

        In addition, EUR 8 million of expenses relating to a restructuring plan that was recorded under Dutch GAAP in 2001 was reversed under US GAAP. Part of the accrual for the restructuring plan did not qualify for US GAAP and as a consequence these expenses will be recorded under US GAAP in 2002.

(g)  Capitalized software provision and capitalization of software development

        The Company's former US subsidiary, BT Office Products Inc. initiated Project Millennium, a project designed to create a common system platform for numerous processes in the Company, including distribution, warehousing, order entry, financing and human resources. In 1998, provisions amounting to EUR 26 million were made for future expenses related to Project Millennium which did not qualify for US GAAP and thus reversed. In 2001, EUR 2 million of these provisions were utilized and therefor expensed under US GAAP (2000 EUR 11 million).

        In addition to the above, in 1998 for Dutch GAAP purposes, the Company capitalized certain costs related to Project Millennium. Certain of the capitalized software costs that do not qualify for capitalization under US GAAP were reversed. These costs include consulting costs and internal salaries related to business process re-engineering activities as defined by EITF 97-13 and costs to determine the performance requirements of the system that qualify as costs of preliminary stage under SOP 98-1. In 1999, basically all capitalized software costs were written off in the income statement for Dutch GAAP purposes as a result of the decision to use the software of Corporate Express. As these costs were written off in prior years for US GAAP purposes, the write off for software costs has been reversed to arrive at US GAAP net income.

(h)  Forward currency contract and Collar and Available for Sale Securities

        At December 31, 2000, the Company held approximately 5% of the share capital of Sappi Limited, a company incorporated in the Republic of South Africa. Under Dutch GAAP the shares were valued at cost less a provision for permanent impairment of the value. Approximately 50% of the currency risk of the interest in Sappi was covered by a forward currency contract and to safeguard the value of the interest in Sappi, a "zero cost collar' on the stock index in South Africa was taken out in 1999.

        For US GAAP purposes, this investment was considered available for sale securities and marked to market. The carrying value of the investment in Sappi at December 31, 2000 was EUR 55 million (1999 EUR 45 million) and the market value was EUR 100 million (1999 EUR 120 million). An unrealized gain of EUR 75 million in 1999 and an unrealized loss of EUR 30 million in 2000 were recorded in Other Comprehensive Income, as part of Group equity.

        For US GAAP purposes, the currency hedge and collar were also marked to market. The market value of the hedge and collar at December 31, 2000 was negative EUR 24 million (1999 negative EUR 44 million). An unrealized loss of EUR 44 million in 1999 and an unrealized gain of EUR 27 million in 2000 were recorded in Other Comprehensive Income.

        In 2000 part of the collar was sold. The result thereon (loss of EUR 7 million) was included in income under US GAAP and deferred under Dutch GAAP.

        In 2001, the interest in Sappi was sold and the currency hedge and the remaining collar terminated. The gain on this sale was EUR 7 million higher under USGAAP due to the deferral of the loss on the sale of part of the collar in 2000 under Dutch GAAP.

(i)    Derivatives

        The amount of EUR 51 million negative in Accumulative Other Comprehensive Income at December 31, 2001 is the market value of interest rate swaps which are designated as cash flow hedges as defined under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which became effective January 1, 2001 (see Note 33). The adoption of SFAS No. 133 resulted in a cumulative pre-tax reduction of Other Comprehensive Income of EUR 13 million (EUR EUR 8 million net of tax). In 2001 EUR 38 million was recorded as a reduction to of Other Comprehensive Income. In 2001 no gain or loss related to hedge ineffectiveness was recorded. The interest rate swaps were entered into to hedge variable rate debt to fixed rate. The amount of EUR 51 million recorded in Other Comprehensive Income at December 31, 2001will affect earnings when the variable rate interest for the periods being hedged affect earnings. An amount of EUR 28 million is expected to be reclassified to earnings in 2002.

        The EUR 3 million gain under USGAAP in 2001 consists of a loss of EUR 3 million on interest rate swaps and a gain of EUR 6 million on currency swaps for which no hedge accounting could be applied.

(j) Deferred taxes

        The Company recorded under Dutch GAAP valuation allowances on deferred tax assets for operating loss carryforwards. Under US GAAP, of these valuation allowances EUR 163 million at December 31, 2001 and EUR 148 million at December 31, 2000 did not qualify and were thus reversed. The effect on net income under US GAAP was a gain of EUR 10 million in 2001, nil in 2000 and a gain of EUR 21 million in 1999.

        Furthermore, deferred taxes on US GAAP adjustments negatively affected Group quity under US GAAP in the amount of EUR 13 million at December 31, 2001 and EUR 46 million at December 31, 2000. The effect on net income under US GAAP was a gain of EUR 20 million in 2001, EUR 50 million in 2000 and EUR 6 million in 1999.

        The components of deferred tax under USGAAP is as follows:

	December 31,
	2001	2000
	In millions of euro
Deferred tax assets
Restructuring and integration provisions	126	65
Derivatives	21	—
Tax loss carryforwards	512	460

Nominal deferred tax asset	659	525
Valuation allowances	(53)	(46)

Deferred tax asset	606	479

Deferred tax liabilities
Fixed assets	(150)	(97)
Pension	(54)	(40)
Other	(174)	(8)

Deferred liabilities	(378)	(145)

Total	228	334

        Under US GAAP, liabilities of EUR 262 million at December 31, 2000 were classified as miscellaneous tax liabilities and not included in the schedule above.

(k) Pension

        The Company has defined benefit plans for substantially all its employees in Europe. For its employees in the United States, the Company sponsors several defined contribution plans. The benefits are in general based on years of service and average salary.

        With regard to the defined benefit plans, under US GAAP, SFAS 87 requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Additionally, only those accumulated gains or losses arising in the plan from a difference between the actual experience of the plan and the actuarial assumptions made, falling outside ten percent of the greater of the projected benefit obligation or the market value of the assets, are being amortized.

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

        Under US GAAP, SFAS 132 requires the following disclosures by an employer that sponsors one or more defined benefit pension plans.

	2001	2000	1999
	In millions of euro
Net periodic pension cost
Service cost	(13)	(11)	(12)
Interest cost	(36)	(34)	(32)
Expected return on plan assets	59	60	51
Curtailment gain	2	—	—
Net amortization and deferral and other expenses	(13)	(11)	(3)

Net periodic pension costs under US GAAP	(1)	4	4

	December 31,
	2001	2000
Change in projected benefit obligation:
Benefit obligation at beginning of year	(565)	(563)
Service cost	(13)	(11)
Interest cost	(36)	(34)
Plan participant's contributions	(3)	(3)
Amendments	(25)	(8)
Actuarial gain/(loss)	(70)	27
Benefits Paid	28	26
Other	(3)	1

Projected benefit obligation at end of year	(687)	(565)

Change in plan assets:
Fair value of plan assets at beginning of year	751	806
Actual return on plan assets	33	(11)
Employer contribution	6	(33)
Plan participants' contributions	3	3
Amendments	29	12
Benefits paid	(27)	(25)
Other	3	(1)

Fair value of plan assets at end of year	798	751

	December 31,
	2001	2000
Funded Status	111	186
Unrecognized transition cost	(16)	(23)
Unrecognized prior service cost	(4)	—
Unrecognized net actuarial (gain)/loss	54	(42)
Other pension arrangements	(11)	(10)

Prepaid/(accrued) benefit cost	134	111

Additional minimum liability at end of year	1	1
Intangible asset	—	—

Reduction to equity	1	1

Weighted average assumptions

	2001	2000	1999
Discount rate	6.0%	6.2%	6.0%
Expected return on plan assets	7.7%	7.9%	7.9%
Rate of compensation increase	3.6%	3.6%	3.1%
Increase of state pension	2.6%	2.5%	2.0%
Pension increases	2.5%	2.6%	2.1%

        The retirement plan in Germany is a non-contributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and amounts per year of service.

(l) Dividends

        Until 2000, the Company accrued for proposed dividends to be paid to shareholders at year-end, which is allowable under Dutch GAAP. Under US GAAP, dividends are recorded after formal announcement to the shareholders.

        From 2001, under Dutch GAAP the proposed dividend is no longer accrued and, as under USGAAP, recorded after formal announcement to the shareholders.

(m) Revenue recognition

        This item includes revenues with respect to graphic machines sold to customers, and financed by external financing companies and for which repurchase guarantees exist. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann. Under US GAAP these types of revenues can only be recognized when the right of recourse has ended.

        With effect from January 1, 2000, this item also includes sales of graphic machines of which installation has not yet occurred and/or not all performance obligations have been completed, in accordance with Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the staff of the Securities and Exchange Commission in December 1999. The cumulative effect of SAB 101 at January 1, 2000 was approximately EUR 6 million which was charged to net income in 2000. Under Dutch GAAP sales are in general recognized when delivery takes place.

(n) Other

        This category of reconciling items is other US GAAP adjustments related to subsidiaries of the Company.

US GAAP Additional Disclosures

Restructuring and integration plans

        As a consequence of the acquisition and subsequent integration of the businesses of Corporate Express, Samas and USOP and as a result of a slow down in its markets in 2001, the Company introduced restructuring and integration plans of the office products operations in North America and Europe. The restructuring and integration plans include reductions in the number of staff, closure and consolidation of sales offices and distribution centers, the closure of the BTOPI headoffice in Chicago, the migration of Corporate Express' order processing system ISIS into former BTOPI warehouses and the harmonization of systems. Under these plans, the Company accrued in 2001 under US GAAP approximately EUR 67 million for the costs associated with the restructuring which was recorded in income and EUR 129 million for integration which was included in goodwill.

        The movements in the restructuring provisions in 2001 under US GAAP was as follows:

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of euro)
Balance at December 31, 2000	9	10	7	26
Set-up	45	—	22	67
Cash utilization	(26)	(2)	(7)	(35)
Transfer to assets	—	(8)	—	(8)
Currency translation	1	1	—	2
Balance at December 31, 2001	29	1	22	52

        The movements in the integration provisions in 2001 under US GAAP was as follows:

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of euro)
Balance at December 31, 2000	19	10	16	45
Set-up	28	26	75	129
Cash utilization	(28)	(5)	(59)	(92)
Transfer to assets	—	(21)	—	(21)
Currency translation	1	—	1	2
Balance at December 31, 2001	20	10	33	63

Stock Options

        For details about the Company's Stock Option Plans see Note 23 of the Consolidated Financial Statements.

        If the Company had elected to recognize compensation expense based on the fair value of the stock options at grant date as allowed by SFAS 123, "Accounting for Stock Based Compensation," compensation expense of EUR 6 million, EUR 2 million and EUR 1 million would have been recorded for the years ended December 31, 2001, 2000 and 1999 respectively.

        Net income would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	In millions of euro, except per share data
US GAAP net income:
As reported	35	87	25
Pro forma	29	85	24
US GAAP basic net income per share:
As reported	0.01	0.55	0.10
Pro forma	(0.04)	0.53	0.09

Operating income and income from operations under US GAAP presentation

        Under Dutch GAAP, certain non-recurring items were classified as extraordinary income or expenses. Under US GAAP, certain of these items did not meet the criteria to be classified as such and thus were included in operating result. The income statement presented in the US GAAP format would result in a reclassification of extraordinary items to operating income, as these items are neither unusual nor infrequent according to the US GAAP definition.

        The office products division of Corporate Express Nederland BV was sold in October 2001. Under Dutch GAAP the operating result of this division from April 2001 to October 2001 of EUR 3 million negative is included in other financial results. Under US GAAP the operating result of this division for this period would be included in operating result.

        The gain on the sale of the Sappi shares in 2001 is included in extraordinary income under Dutch GAAP (EUR 20 million) and under US GAAP in income from operations (EUR 27 million).

Earnings per share

        Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 34 million, EUR 33 million and EUR 17 million in 2001, 2000 and 1999 respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year of all outstanding options combined.

        The computation of basic and fully diluted earnings under US GAAP per Ordinary Share is as follows (in millions of euro, except per share data):

	2001	2000	1999
Computation basic earnings per share
Net income	35	87	25
Less dividends on Preference Shares A and C	(34)	(33)	(17)

Net income available to holders of Ordinary Shares	1	54	8
Discontinued operations	—	30	163
Extraordinary result from continuing operations	—	—	3

Income from continuing operations before extraordinary items after deduction of dividend on Preference Shares	1	84	174

Weighted average number of Ordinary Shares outstanding (thousands)	123,760	98,790	77,514
Basic earnings per share
Income from continuing operations before extraordinary items	0.01	0.85	2.24
Extraordinary items—continuing operations	—	—	(0.04)
Discontinued operations	—	(0.30)	(2.10)
Net income	0.01	0.55	0.10
Computation fully diluted earnings per share
Net income available to holders of Ordinary Shares	1	54	8
Add dividend on Preference Shares C	0	0	3

Net income after deduction of dividend on Preference Shares after assuming dilution	1	54	11
Discontinued operations	—	30	163
Extraordinary result from continuing operations	—	—	3

Income from continuing operations before extraordinary items and after deduction of dividend on Preference Shares after assuming dilution	1	84	177

Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding	123,760	98,790	77,514
Conversion of Preference Shares C	0	0	19,016
Exercise of option rights	0	424	133

	123,760	99,214	96,663

	2001	2000	1999
Fully diluted earnings per share
Income from continuing operations before extraordinary items	0.01	0.85	1.83
Extraordinary items—continuing operations	—	—	(0.03)
Discontinued operations	—	(0.30)	(1.69)
Net income	0.01	0.54	0.10

        In the years ended December 31, 2001 and 2000, the conversion of 37,268 respectively 35,336 Preference Shares C outstanding were not included in the calculation of diluted earnings per share because it would have an anti-dilutive effect on net income per Ordinary Share. The number of Ordinary Shares that would arise after conversion of the Preference shares C at December 31, 2001 and 2000 was 21,893 and 20,403 respectively. The dividend on Preference Shares C was EUR 20 million and EUR 19 million for 2001 and 2000 respectively.

        In the year ended December 31, 2001 option rights exercisable were not included in the calculation of diluted earnings per share because they would have an anti-dilutive effect on net income per Ordinary Share.

Consolidated Statements of Comprehensive Income

	2001	2000	1999
	In millions of euro
Net Income US GAAP	35	87	25
Other comprehensive income net of tax:
Foreign currency translation adjustments	54	65	(3)
Unrealized gains and losses on marketable securities	(45)	(30)	75
Unrealized gains and losses on derivative instruments	(12)	27	(44)
Minimum pension liability	—	—	(1)

Comprehensive Income	32	149	52

        Unrealized gains and losses on derivative instruments in 2001 includes a tax benefit of EUR 21 million.

Consolidated Statement of Cash Flows

        As permitted under Dutch GAAP changes in cash overdrafts as shown in Note 27 include changes in short term borrowings. Under US GAAP changes in cash overdrafts should be included in financing activities.

        Cash paid for acquisitions in the cash flow statement represents the total cash paid for the acquired company (i.e., not net of cash received). Similarly cash received for divestments in the cash flow statement represent the total cash receipt. The cash received/disposed of as part of acquisitions/disposals is included in the change of cash and cash equivalents as shown in Note 27. Under US GAAP costs related to the integration of Group companies are expensed as incurred and are classified within operating activities, whereas under Dutch GAAP, payments for these costs are included within investing activities.

        Under US GAAP the categories of the cash flow statement would be as follows:

	2001	2000	1999
	In millions of euro
Net cash provided by (used in) operating activities	261	(92)	56
Net cash used in investing activities	(534)	(159)	(1,160)
Net cash provided by financing activities	316	265	1,081
(Decrease)/increase in liquid funds	43	14	(23)
(Increase)/decrease in working capital:
(Increase)/decrease inventories	85	(106)	(207)
(Increase)/decrease accounts receivable	208	(230)	(447)
Increase/(decrease) accounts payable	(19)	207	326
(Increase)/decrease other receivables and liabilities	(64)	(163)	195

	210	(292)	(133)

Non-cash investing activities:
Assets and liabilities (net) acquired in a business combination	203	35	325
Non-cash financing activities:
Redenomination par value shares	13	—	—

33.  New accounting standards

        Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB No. 133, an amendment of FASB Statement No. 133", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133". This statement requires that an entity recognizes all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as:

(1)
a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment that are attributable to a particular risk (fair value hedge),

(2)
a hedge of the exposure to variable cash flows of a recognized asset or liability or a forecasted transaction that is attributable to a particular risk (cash flow hedge), or

(3)
a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available for sale security or a foreign currency denominated forecasted transaction (foreign currency hedge).

        Under SFAS No. 133, the accounting for changes in the fair value of a derivative depends on its intended use and designation. For a fair value hedge, the gain or loss on the derivative instrument is recognized in earnings in the period of change together with the offsetting gain or loss on the hedged item. For a cash flow hedge, the effective portion of the derivative instrument's gain or loss is initially reported as a component of Other Comprehensive Income and subsequently reclassified into earnings when the hedged item affects earnings. For a foreign currency hedge, the gain or loss on the derivative instrument is reported in Other Comprehensive Income or in earnings in the period of change, as appropriate. For all other items not designated as hedging instruments, the gain or loss is recognized in earnings in the period of change.

        The adoption at January 1, 2001 of SFAS No. 133 resulted in a cumulative pre-tax reduction of Other Comprehensive Income of EUR 13.1 million which is predominantly due the restatement of the carrying value of interest rate hedging instruments onto fair value, marked to market, prior to being reporting in earnings when the interest for the periods being hedged affect earnings. The interest rate swaps were designated as cash flow hedges.

        For those foreign exchange swaps that meet the hedge accounting criteria, the carrying value of foreign exchange swaps was restated at fair value, marked to market. The foreign exchange swaps were designated as fair value hedges. This restatement did not lead to any material revaluation as these foreign exchange swaps were recorded at year-end foreign exchange rates in the balance sheets. Like most companies, Buhrmann applies the portfolio hedging approach, which means that financing subsidiaries hedge the net position arising from the local operating companies. With respect to SFAS No. 133, it is difficult to obtain hedge accounting for these transactions. Buhrmann decided not to obtain hedge accounting for these transactions and to accept some volatility arising from the difference in valuating balance sheet items against spot rates and derivatives against forward rates.

        The derivative transactions and hedging relationships as described above would effect long-term debt, financing costs and other financial results under US GAAP.

        In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125." This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain financial statement disclosures. This statement is effective for transactions occurring after March 31, 2001. Adoption of this replacement standard did not have a material effect on the Company's Consolidated Financial Statements.

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

        In June 2001, SFAS No. 141 "Business Combinations" was issued which eliminates the pooling of interest method of accounting for business combinations and requires all business combinations to be accounted for under the purchase method. SFAS No. 141 also further clarifies the criteria for recognition of intangible assets separately from goodwill. SFAS 141 No. is effective for all business combinations initiated after June 30, 2001.

        In June 2001, SFAS No. 142 "Goodwill and Other Intangible Assets" was issued. SFAS No. 142 eliminates the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least annually for impairment. Separable other intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. SFAS No. 142 requires that the useful lives of separable other intangible assets be reassessed and the remaining amortization periods adjusted. The Company will adopt the provisions of SFAS No. 142 effective January 1, 2002 to all goodwill and other intangible assets. Adoption of SFAS No. 142 will result in elimination of amortization of goodwill which was under Dutch GAAP EUR 67 million, EUR 55 million and EUR 10 million for the years 2001, 2000 and 1999 respectively. Within six months after adoption of SFAS No. 142, goodwill must be initially tested for impairment and any impairment identified recorded as a cumulative effect of a change in accounting principles that is charged directly to retained earnings. The Company has determined that the adoption of SFAS No. 142 will not result in an initial impairment of goodwill.

        In October 2001, SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 supercedes existing accounting literature dealing with impairment and disposal of long-lived assets, including discontinued operations. The standard addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. SFAS No. 144 is effective January 1, 2002. The Company has not yet determined the impact of adoption of SFAS No. 144.

34.  Valuation and Qualifying accounts

	Balance at the beginning of the period	Charges to costs and expenses	Utilization	Charged to other accounts*	Balance at the end of the period
	In millions of euro
Year ended December 31, 2001
Allowance for doubtful accounts	53	25	(24)	4	58
Inventory obsolescence reserve	51	13	(11)	3	56
Year ended December 31, 2000
Allowance for doubtful accounts	74	(3)	(16)	(2)	53
Inventory obsolescence reserve	55	15	(18)	(1)	51
Year ended December 31, 1999
Allowance for doubtful accounts	47	10	(9)	26	74
Inventory obsolescence reserve	32	6	(4)	21	55

*
Includes effect of acquisitions and disposals and foreign currency translation adjustments

35.  Supplemental Guarantor Information

        As part of the Credit Agreement of the Senior Subordinated Notes as well as the Senior Credit Facility, Buhrmann NV and certain subsidiaries of Buhrmann NV act as guarantors. Presented below is consolidating information for Buhrmann US Inc. the issuer of the debt, Buhrmann NV the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann NV (listed below), and the non guarantor subsidiaries of Buhrmann NV. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann NV. Pursuant to the indentures and the notes, Buhrmann NV and their subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US Inc's debt securities.

        Most reconciling items from Dutch GAAP to US GAAP as detailed in Note 32 related to the operating activities of the guarantors. The goodwill adjustment (a) relates in part to the non-guarantor subsidiaries. The deferred revenue adjustment (k) substantially relates to non-guarantors. The US GAAP adjustment to the guarantor and non-guarantor column would reduce net income in for the year 2001 by EUR 28 million and increase income by EUR 8 million respectively (2000: reduction of EUR 106 million and EUR 28 million, 1999: reduction of EUR 1 million and EUR 57 million). The US GAAP adjustment would increase the guarantor equity at December 31, 2001 by EUR 497 million and decrease non-guarantor equity by EUR 11 million. (2000: increase of EUR 647 million and decrease of EUR 21 million respectively).

GUARANTORS
as of December, 31 2001

1.    Buhrmann entities:

a)    U.S.A.

ASAP Software Express, Inc.
BTOP USA Corp.
BTOPI Holding (U.S.)
Buhrmann Swaps, Inc.
Corporate Express Delivery Systems—Expedited, Inc.
Corporate Express Document & Print Management Inc.
Corporate Express of Texas, Inc.
Corporate Express Office Products, Inc.
Corporate Express Philadelphia Real Estate, Inc.
Corporate Express Promotional Marketing, Inc.
Corporate Express Real Estate, Inc.
Corporate Express, Inc.
Distribution Resources Co.
Kelly Paper Company
License Technologies Group, Inc.

b)    The Netherlands

Brabantse Poort B.V.
Bouwmaatschappij Het Wapen van Amsterdam N.V.
Buhrmann N.V.
Buhrmann Financieringen B.V.
Buhrmann Fined B.V.
Buhrmann II B.V.
Buhrmann International B.V.
Buhrmann Nederland B.V.
 Buhrmann Nederland Holding B.V.
Buhrmann Office Products Austria B.V.
Buhrmann Office Products Nederland BV
Buhrmann Stafdiensten B.V.
Bührmann-Ubbens B.V.
Corporate Express Document Automatisering B.V.
Corporate Express Europe B.V.
Corporate Express Holding B.V.
Deutschmann & Roelants B.V.
DocVision B.V.
KNP Nederland (Holding) B.V.
KNP Nederland B.V.
Papiergroothandel v/h Riem & Honig B.V.
Papiermaatschappij Amsterdam-West B.V.
Proost en Brandt B.V.
Rhosili Amsterdam C.V.
Riem en Honig Beheer B.V.
Store Office Paper B.V.
Tetterode-Nederland B.V.
Tricom Paper International B.V.
Velpa Enveloppen B.V.
VRG Insurances B.V.

c)    Germany

Buhrmann Beteiligungen Deutschland GmbH
Buhrmann Holding GmbH & Co. KG
Buhrmann Holding Verwaltungs GmbH
Corporate Express Deutschland GmbH
Corporate Express Deutschland GmbH & Co. Vertriebs KG
Corporate Express GmbH
Corporate Express Verwaltungs GmbH
Deutsche Papier Grundstücks GmbH & Co. KG
Deutsche Papier Holding GmbH
Deutsche Papier Vertriebs GmbH
FSMA Verwaltungs-und Beteiligungs GmbH
Joseph Fröhlen Papiergrosshandlung—Willi Reddemann Import Export GmbH

d)    England

Adhesive and Display Products Ltd.
Buhrmann UK Ltd.
Burhmann Paper UK Ltd.
Contract Paper Ltd.
Copygraphic Plc.
Corporate Express (Holdings) Ltd.
Corporate Express Ltd.
Corporate Express UK Ltd.
Howard Smith Paper Ltd.
Pinnacle Film & Board Sales Ltd.
Ramchester Furnishings International Ltd.
Robert Horne Group Plc.
 Robert Horne UK Plc
Savory Paper Ltd.
The Howard Smith Paper Group Ltd.
The M6 Paper Group Ltd.
Trade Paper Ltd.
W. Lunnon & Company Ltd.

e)    Belgium:

Buhrmann Europcenter NV

Buhrmann NV Consolidated Balance Sheet December 31, 2001

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	In millions of euro
Fixed assets
Intangible Fixed assets	—	—	2,195	489	—	2,684
Tangible fixed assets	—	—	587	126	—	713
Financial fixed assets	33	—	501	101	—	635
	33	—	3,283	716	—	4,032
Group Participations	—	956	—	—	(956)	—
Current assets
Inventories	—	—	556	200	—	756
Accounts receivable	—	—	1,288	542	(4)	1,826
Other receivables	—	68	342	54	(60)	404
	—	68	2,186	796	(64)	2,986
Cash	—	—	117	13	(31)	99
Total assets	33	1,024	5,586	1,525	(1,051)	7,117
Group equity
Common shares	—	157	—	—	—	157
Preference Shares	—	64	—	—	—	64
Additional paid in	—	1,993	—	—	—	1,993
Other reserves	2,395	379	(2,010)	571	(956)	379
Undistributed profit		41				41
Minority interest	—	—	—	37	—	37
	2,395	2,634	(2,010)	608	(956)	2,671
Provisions
Pensions	—	—	15	10	—	25
Deferred taxes	4	8	324	4	—	340
Other	—	—	62	18	—	80
	4	8	401	32	—	445
Long term liabilities
Subordinated loans and loans	1,757	—	—	302	—	2,059
Intercompany financing	(4,180)	(1,632)	5,741	71	—	—
	(2,423)	(1,632)	5,741	373	—	2,059
Current liabilities
Current portion long term loans	33	—	6	5	—	44
Bank overdrafts	—	—	31	—	(31)	—
Accounts payable	—	—	998	346	(4)	1,340
Other liabilities	24	14	419	161	(60)	558
	57	14	1,454	512	(95)	1,942
Group Equity and liabilities	33	1,024	5,586	1,525	(1,051)	7,117

Buhrmann NV Consolidated Balance Sheet December 31, 2000

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	In millions of euro
Fixed assets
Intangible Fixed assets	—	—	1,933	262	—	2,195
Tangible fixed assets	—	—	498	130	—	628
Financial fixed assets	51	—	313	124	—	487
	51	—	2,743	516	—	3,310
Group Participations	—	832	—	—	(832)	—
Current assets
Inventories	—	—	551	233	—	784
Accounts receivable	—	—	1,247	622	(1)	1,868
Other receivables	—	1	329	75	(6)	399
	—	1	2,126	930	(7)	3,051
Cash	—	—	57	24	(24)	57
Total assets	51	833	4,927	1,470	(863)	6,418
Group equity
Common shares	—	116	—	—	—	116
Preference Shares	—	61	—	—	—	61
Additional paid in	—	1,347	—	—	—	1,347
Other reserves	1,980	185	(1,811)	663	(832)	185
Undistributed profit		207				207
Minority interest	—	—	—	32	—	32
	1,980	1,916	(1,811)	695	(832)	1,948
Provisions
Pensions	—	—	16	9	—	25
Deferred taxes	8	—	236	(1)	—	243
Other	—	—	92	22	—	114
	8	—	344	30	—	382
Long term liabilities
Subordinated loans and loans	1,789	—	18	263	—	2,070
Intercompany financing	(3,805)	(1,097)	5,112	(210)	—	—
	(2,016)	(1,097)	5,130	53	—	2,070
Current liabilities
Current portion long term loans	—	—	27	64		91
Bank overdrafts	47	—	—	81	(24)	104
Accounts payable	—	—	908	337	(1)	1,244
Other liabilities	32	14	329	210	(6)	579
	79	14	1,264	692	(31)	2,018
Group Equity and liabilities	51	833	4,927	1,470	(863)	6,418

Buhrmann NV Consolidated Statement of Income December 31, 2001

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	In millions of euro
Net sales	—	—	8,106	2,302	—	10,408
Consumables	—	—	(5,939)	(1,763)	—	(7,702)
Work subcontracted out	—	—	(238)	(72)	—	(310)
Added value	—	—	1,929	467	—	2,396
Labor costs	—	—	(1,150)	(240)	—	(1,390)
Other operating costs	(1)	—	(389)	(99)	—	(489)
Depreciation and amortization	—	—	(146)	(30)	—	(176)
Operating costs	(1)	—	(1,685)	(369)	—	(2,055)
Operating result	(1)	—	244	98	—	341
Net financing costs	156	91	(468)	11	—	(210)
Income from operations before taxes	155	91	(224)	109	—	131
Taxes	(61)	(28)	125	(60)	—	(24)
Other financial results	—	—	—	(3)	—	(3)
Minority interest	—	—	—	(9)	—	(9)
Result subsidiaries	(76)	32	—	—	44	—
Income from continuing operations	18	95	(99)	37	44	95
Discontinued operations:
Income from discontinued operations	—	—	—	—	—	—
Result on disposal discontinued	—	—	—	—	—	—
Extraordinary results discontinued	—	—	—	—	—	—
Extraordinary result continued	—	—	(12)		(28)	(40)
Extraordinary result subsidiaries	(23)	(40)	—		63	—
Net income	(5)	55	(111)	37	79	55

Buhrmann NV Consolidated Statement of Income December 31, 2000

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantors Subsidiaries	Eliminations	Total
	In millions of euro
Net sales	—	—	7,225	2,378	—	9,603
Consumables	—	—	(5,183)	(1,821)	—	(7,004)
Work subcontracted out	—	—	(209)	(49)	—	(258)
Added value	—	—	1,833	508	—	2,341
Labor costs	—	—	(1,009)	(237)	—	(1,246)
Other operating costs	(1)	—	(340)	(95)	—	(436)
Depreciation and amortization	—	—	(142)	(26)	—	(168)
Operating costs	(1)	—	(1,491)	(358)	—	(1,850)
Operating result	(1)	—	342	150	—	491
Net financing costs	123	46	(354)	(36)	—	(221)
Income from operations before taxes	122	46	(12)	114	—	270
Taxes	(50)	(13)	52	(44)	—	(55)
Other financial results	—	—	5	—	—	5
Minority interest	—	—	—	(9)	—	(9)
Result subsidiaries	29	178	—	—	(207)	—
Income from continuing operations	101	211	45	61	(207)	211
Discontinued operations:
Income from discontinued operations	—	—	—	—	—	—
Result on disposal discontinued	—	(3)	—	(3)	3	(3)
Extraordinary results discontinued	—	—	—	—	—	—
Extraordinary result continued	—	—	20	(7)	—	13
Extraordinary result subsidiaries	—	13	—	—	(13)	—
Net income	101	221	65	51	(217)	221

Buhrmann NV Consolidated Statement of Income December 31, 1999

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantors Subsidiaries	Eliminations	Total
	In millions of euro
Net sales	—	—	3,873	1,410	—	5,283
Consumables	—	—	(2,868)	(1,081)	—	(3,949)
Work subcontracted out	—	—	(113)	(32)	—	(145)
Added value	—	—	892	297	—	1,189
Labor costs	—	—	(514)	(143)	—	(657)
Other operating costs	—	—	(205)	(62)	—	(267)
Depreciation and amortization	—	—	(28)	(37)	—	(65)
Operating costs	—	—	(747)	(242)	—	(989)
Operating result	—	—	145	55	—	200
Net financing costs	5	15	(6)	(60)	—	(46)
Income from operations before taxes	5	15	139	(5)	—	154
Taxes	(2)	(5)	(3)	(21)	—	(31)
Other financial results	—	—	9	3	—	12
Minority interest	—	—	—	(1)	—	(1)
Result subsidiaries	19	128	—	—	(147)	—
Income from continuing operations	22	138	145	(24)	(147)	134
Discontinued operations:
Income from discontinued operations	—	—	—	3	—	3
Result on disposal discontinued	—	—	—	(119)	—	(119)
Extraordinary results discontinued	—	—	—	—	—	—
Extraordinary result continued	—	—	65	—	—	65
Extraordinary result subsidiaries	(28)	(55)	—	—	83	—
Net income	(6)	83	210	(140)	(64)	83

Buhrmann NV Consolidated Cash Flow Statement December 31, 2001

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	In millions of euro
Cash flows from operating activities
Operating result	(1)	—	244	98	—	341
Adjustments for:
Depreciation and amortization	—	—	146	30	—	176
Addition to/(release of) provisions	—	—		13	—	13
(Increase)/decrease working capital	(11)	—	155	63	—	207
Other operational receipts/(payments):
Interest paid	171	79	(464)	12	—	(202)
Profit tax paid	—	—	(19)	(8)	—	(27)
Payments charged to provisions	—	—	(28)	(11)	—	(39)
Net cash provided by operating activities	159	79	34	197	—	469
Cash flows from investing activities
Net investments in tangible fixed assets	—	—	(102)	(25)	—	(127)
Acquisition of group companies and participations	—	—	(578)	—	—	(578)
Payments related to integration of Group companies	—	—	(208)	—	—	(208)
Divestment of Group companies and participations	—	—	147	—	—	147
Net cash provided by investing activities	—	—	(741)	(25)	—	(766)
Cash flows from financing activities
Ordinary Shares issued	—	665	—	—	—	665
Dividend payments	—	(60)	—	—	—	(60)
Payment to and repurchase of interests of minority shareholders	—		—	(2)		(2)
Paid financing fees	—	—	(13)	—	—	(13)
IC Loans	(112)	(684)	920	—	—
Drawn long-term debt	—	—	407	—	—	407
Repayment of long-term debt	—	—	(577)	—	—	(577)
Net cash used by financing activities	(112)	(79)	737	(2)	—	420
(Decrease)/Increase liquid funds	47	—	30	46	—	123

Buhrmann NV Consolidated Cash Flow Statement December 31, 2000

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	In millions of euro
Cash flows from operating activities
Operating result	(1)	—	345	146	1	491
Adjustments for:
Depreciation and amortization	—	—	145	22	1	168
Addition to/(release of) provisions	—	—	(29)	—	—	(29)
(Increase)/decrease working capital	33	—	(269)	(58)	—	(294)
Other operational receipts/(payments):
Interest paid	112	46	(355)	(14)	—	(211)
Profit tax paid	—	—	(27)	(12)	—	(39)
Payments charged to provisions	—	—	(20)	—	—	(20)
Net cash provided by operating activities	144	46	(210)	84	2	66
Cash flows from investing activities
Investments in tangible fixed assets	—	—	(105)	(17)	—	(122)
Acquisition of group companies and participations	—	—	(113)	—	—	(113)
Payments related to integration of Group companies	—	—	(158)	—	—	(158)
Divestment of group companies and participations	—	—	76	—	—	76
Net cash provided by investing activities	—	—	(300)	(17)	—	(317)
Cash flows from financing activities
Shares issued	—	172	—	—	—	172
Dividend payments	—	(53)	—	—	—	(53)
Surplus Pension Fund	—	—	31	—	—	31
Payment to minority shareholders	—	—	—	(2)	—	(2)
IC Loans	(191)	(165)	568	(212)	—	—
Repayment (Drawn) long term debt (net)	—	—	(136)	151	—	15
Net cash used by financing activities	(191)	(46)	463	(63)	—	163
(Decrease)/Increase liquid funds	(47)	—	(47)	4	2	(88)

Buhrmann NV Consolidated Cash Flow Statement December 31, 1999

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Total
	In millions of euro
Cash flows from operating activities
Operating result	—	—	145	55	—	200
Adjustments for:
Depreciation and amortization	—	—	52	13	—	65
Addition to/(release of) provisions	—	—	(12)	—	—	(12)
(Increase)/decrease working capital	(1)	—	(61)	(74)	—	(136)
Other operational receipts/(payments):
Interest paid	5	15	(22)	(30)	—	(32)
Profit tax paid	—	—	(12)	2	—	(10)
Payments charged to provisions	—	—	(23)	—	—	(23)
Net cash provided by operating activities	4	15	67	(34)	—	52
Cash flows from investing activities
Investments in tangible fixed assets	—	—	(49)	(26)	—	(75)
Acquisition of group companies and participations	—	—	(1,279)	—	—	(1,279)
Divestment of group companies and participations	—	—	165	—	—	165
Net cash provided by investing activities	—	—	(1,163)	(26)	—	(1,189)
Cash flows from financing activities
Shares issued	—	602	—	—	—	602
Dividend payments	—	(39)	—	—	—	(39)
IC Loans	(1,589)	(578)	2,098	69	—	—
Repayment (Drawn) long term debt (net)	1,585	—	(989)	(6)	—	590
Net cash used by financing activities	(4)	(15)	1,109	63	—	1,153
(Decrease)/Increase liquid funds	—	—	13	3	—	16

ITEM 19    EXHIBITS

Exhibit Number	Description of Exhibits
1.1**	Articles of Association of Buhrmann NV, as amended, dated June 12, 2001.
4.18*
Indenture dated as of October 29, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee (including form of note).
4.2*
First Supplemental Indenture dated as of January 31, 2000 for the 12 1/4% Senior Subordinated Notes due 2009 by and among the Additional Guarantors, the Guarantors under the Indenture, Buhrmann US Inc. and the Bank of New York, as Trustee.
4.3*
Registration Rights Agreement dated October 29, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc, Buhrmann NV and the other guarantors listed therein and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.
4.4*	Guarantee of the 12 1/4% Senior Subordinated Notes due 2009 dated October 29, 1999 among the German Guarantors listed therein.
4.5*
Asset Purchase Agreement, dated March 5, 2001, by and among Corporate Express Office Products, Inc., Atlantic Acquisition Corporation, U.S. Office Products Company and various USOP subsidiaries (incorporated by reference to Exhibit 99 filed with U.S. Office Product's Current Report on Form 8-K dated March 12, 2001, File No. 000-25372).
8.1	List of Major Subsidiaries of Buhrmann NV.
10.1*
Agreement and Plan of Merger, dated July 13, 1999 among Buhrmann NV, North Acquisition Corporation and Corporate Express, Inc. (incorporated by reference to Exhibit 99.2 filed with Corporate Express' Current Report on Form 8-K dated July 13, 1999).
10.2*
First Amendment to Agreement and Plan of Merger, dated as of September 24, 1999 among Buhrmann NV, North Acquisition Corporation and Corporate Express, Inc. (incorporated by reference to Exhibit 99.2 filed with Corporate Express' Current Report on Form 8-K dated October 1, 1999).
10.3*	Stock Purchase Agreement, dated as of September 3, 1999 by and between Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.
10.4*	Amendment No. 1 to Stock Purchase Agreement, dated October 26, 1999 among Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.
10.5*
Purchase Agreement dated October 26, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 by and among Buhrmann NV, Buhrmann US Inc. and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.
10.6*
Credit Agreement, dated October 26, 1999 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.

10.7**
First Amendment to Credit Agreement, dated August 4, 2000, by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
10.8**
Second Amendment to Credit Agreement, dated January 26, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
10.9
Third Amendment to Credit Agreement, dated October 4, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Arranger and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
10.10
Fourth Amendment to Credit Agreement, dated December 3, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Arranger and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.
10.11**	Guaranty dated as of October 26, 1999 made by each of the guarantors party thereto.
10.12*
Pledge Agreement dated as of October 26, 1999 made by each of the pledgors party thereto to Bankers Trust Company, as Collateral Agent for the benefit of the secured creditors under the senior credit facility for the benefit of the secured creditors under the senior credit facility.
10.13*	Security Agreement dated as of October 26, 1999 among Buhrmann NV, Buhrmann US Inc., certain subsidiaries and affiliates of Buhrmann US Inc. and Bankers Trust Company as Collateral Agent.
10.14*
Underwriting Agreement dated November 15, 1999 by Buhrmann BV and Deutsche Bank AG London and the other managers listed therein offering 19,047,620 Ordinary Shares with a nominal value of NLG 2.50 per share.
10.15***
Underwriting Agreement dated November 15, 1999 between Sappi Limited and Buhrmann International B.V., Morgan Stanley & Co. International Limited and the other underwriters listed therein (incorporated by reference to Exhibit 1.1 filed with Sappi Limited's Amendment No. 2 to Form F-1 dated November 12 1999, File No. 333-11006).
10.16*	Master Agreement dated March 1, 1994 between Heidelberger Druckmaschinen Aktiengesellschaft (Heidelberg) and NV Koninklijke KNP BT (KNP BT).

10.17***
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
10.18***
Deposit Agreement dated as of December 21, 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV and The Bank of New York as Depositary and Owners and Holders of American Depositary Receipts (incorporated by reference to Post Effective Amendment No. 1 to the Form F-6 Registration Statement filed with the Securities and Exchange Commission on August 24, 2001).

*
Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4 dated March 31, 2000, File No. 333-11768.

**
Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F dated June 26, 2001, File No. 333-11768

***
Incorporated by reference as described above.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUHRMANN NV
By:	/s/ FRANS H.J. KOFFRIE Frans H.J. Koffrie Chief Executive Officer
By:	/s/ FLORIS F. WALLER Floris F. Waller Chief Financial Officer

        Dated: May 17, 2002