Form 20-F
period 2002-12-31
BUHRMANN NV
filed 2003-06-27
CIK 948634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2002
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 333-11768

BUHRMANN NV

(Exact name of Registrant as specified in its charter)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange*

Ordinary Shares at a par value of EUR 1.20 per share each

* The Registrant’s Ordinary Shares are not listed for trading.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

12¼% Senior Subordinated Notes due 2009

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

132,628,061 Ordinary Shares
53,281,979 Preference Shares A
0 Preferences Shares B
39,280 Preference Shares C

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

Item 17          ☐                                                                                    Item 18          ☒

EXPLANATORY NOTE

Unless the context otherwise requires, the terms “Buhrmann”, “the Company”, “us”, “our” and “we” as used in this annual report refer to Buhrmann NV and its subsidiaries as a combined entity, except where we make clear that such term means only the parent company.

Unless otherwise specified or the context requires, references in this annual report to: “Dutch guilders,” and “NLG” are to the lawful currency of the Netherlands prior to January 1, 2002; “euros” and “EUR” are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union; “US dollars,” “US$,” “$” and “USD” are to the lawful currency of the United States of America; “GBP” are to the lawful currency of the United Kingdom; “US” are to the United States of America; and “UK” are to the United Kingdom.  We publish our Consolidated Financial Statements in euros.  Solely for your convenience, this annual report contains translations of certain euro amounts into US dollars at specified rates.  These translations are not audited and should not be construed as representations that the euro amounts actually represent the US dollar amounts or could be converted into US dollars. Unless otherwise indicated, the US dollar/euro translations have been made at historical rates which were in effect on the date of the occurrence or on the date of calculation in respect of the referenced item.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.  Statements contained or incorporated by reference in this annual report that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “will”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms.  Actual results of our business and operations could differ materially from those suggested by the forward-looking statements.  For a description of factors that could affect the matters discussed in such forward-looking statements, see the risk factors listed in “Item 3 – Key Information.”

ITEM 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2 OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3: KEY INFORMATION

Selected Financial Data

The following tables present selected financial data for Buhrmann as of and for the years ended December 31, 1998, 1999, 2000, 2001 and 2002. The financial information has been prepared in accordance with Dutch GAAP. Reference is made to Note 32 of the Notes to the Consolidated Financial Statements, discussing the differences between Dutch GAAP and US GAAP which materially affect reported net result, basic and diluted net result per Ordinary Share and Group equity. Additionally, reference is made to Item 4 “Information on the Company” for information about material acquisitions and consolidations affecting the periods presented below.

These tables should be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Consolidated Financial Statements, and the related Notes thereto, of Buhrmann, included elsewhere in this annual report.

Statement of Income:

	Year Ended December 31,
	1998	1999	2000	2001	2002	2002
	(in millions of euro)					(in millions of US dollars (5))
Amounts in accordance with Dutch GAAP
Net sales	4,281	5,283	9,603	10,408	9,948	10,432
Costs of trade goods sold	(3,222)	(3,949)	(7,004)	(7,702)	(7,392)	(7,752)
Other costs of sales	(121)	(145)	(258)	(310)	(303)	(318)
Added value	938	1,189	2,341	2,396	2,253	2,362
Labor costs	(522)	(657)	(1,246)	(1,390)	(1,330)	(1,395)
Other operating costs	(225)	(267)	(436)	(489)	(467)	(489)
Depreciation, amortization and impairment	(42)	(65)	(168)	(176)	(757)	(794)
Operating result	149	200	491	341	(301)	(316)
Net financing costs	(19)	(46)	(221)	(210)	(199)	(208)
Result from operations before taxes	130	154	270	131	(500)	(524)
Taxes	(23)	(31)	(55)	(24)	(18)	(19)
Results from participations and other financial results	5	12	5	(3)	16	17
Minority interests	(6)	(1)	(9)	(9)	(12)	(13)
Result from continuing operations before extraordinary items	106	134	211	95	(514)	(539)
Result from discontinued operations	39	3	—	—	—	—
Result on disposal of discontinued operations	544	(119)	(3)	—	—	—
Extraordinary result from discontinued operations	(29)	—	—	—	—	—
Extraordinary result from continuing operations	(136)	65	13	(40)	(74)	(78)
Net result	524	83	221	55	(588)	(617)

Amounts with US GAAP adjustments
Net sales	4,269	5,271	9,595	10,436	9,955	10,439
Operating result (1)	126	138	362	195	(757)	(794)
Result from operations before taxes (1)	137	164	139	12	(960)	(1,007)
Result from continuing operations before extraordinary items (1)	104	192	118	35	(942)	(988)
Net result (1)	471	25	87	35	(942)	(988)

Balance Sheet Data (at period end):

Amounts in accordance with Dutch GAAP
Total assets	2,119	5,508	6,418	7,117	5,409	5,672
Long-term debt	217	1,898	2,070	2,059	1,678	1,760
Group equity	873	1,543	1,948	2,671	1,811	1,899

Amounts with US GAAP adjustments
Total assets(2)	2,883	6,130	7,127	7,701	5,607	5,880
Group equity	1,709	2,374	2,574	3,157	1,910	2,003

	Year Ended December 31,
	1998	1999	2000	2001	2002
	(in euro, unless otherwise indicated)
Other Data:

Amounts in accordance with Dutch GAAP
Depreciation (in millions of euro)	40	55	113	109	114

Operating result before amortization and impairment of goodwill (3)	151	210	546	408	342
Amortization of goodwill (in millions of euro)	(2)	(10)	(55)	(67)	(70)
Impairment of goodwill (in millions of euro)	—	—	—	—	(573)
Operating result	149	200	491	341	(301)

Capital expenditures (in millions of euro)	56	75	122	127	107
Capital stock - Ordinary (in millions of euro)	86	110	116	157	158
Number of Ordinary Shares outstanding at year-end (in thousands)	76,364	96,394	102,544	131,835	132,628
Dividend declared in euro per Ordinary Share	0.60	0.60	0.60	0.16	0.07

Result per Ordinary Share from continuing operations before extraordinary items and before amortization and impairment of goodwill basic (3)	1.00	1.64	2.35	1.03	0.74
Amortization and impairment of goodwill per Ordinary Share basic	(0.01)	(0.13)	(0.55)	(0.54)	(4.88)
Result per Ordinary Share from continuing operations before extraordinary items basic	0.99	1.51	1.80	0.49	(4.14)

Result per Ordinary Share from continuing operations before extraordinary items and before amortization and impairment of goodwill fully diluted (3) (6)	0.99	1.55	2.10	1.02	0.74
Amortization and impairment of goodwill per Ordinary Share fully diluted	(0.01)	(0.12)	(0.46)	(0.46)	(4.15)
Result per Ordinary Share from continuing operations before extraordinary items fully diluted (6)	0.98	1.43	1.64	0.49	(4.14)

Net result per Ordinary Share basic	5.44	0.84	1.90	0.17	(4.70)
Net result per Ordinary Share fully diluted (6)	5.32	0.82	1.72	0.17	(4.70)

In millions of euro:
Net cash provided (used) by operating activities	86	52	66	469	258
Net cash provided (used) by investing activities	1,206	(1,189)	(317)	(766)	(138)
Net cash provided (used) by financing activities	(1,494)	1,153	163	420	(208)

Dividend in USD declared per Ordinary Share(4)	0.71	0.71	0.71	0.19	0.08

Amounts with US GAAP adjustments
Operating result before restructuring and integration expenses and before amortization and impairment of goodwill (1) (3)	150	215	527	420	357
Amortization of goodwill	(24)	(29)	(59)	(73)	—
Impairment of goodwill	—	—	—	—	(1,013)
Operating result before restructuring and integration expenses (1) (3)	126	186	468	347	(656)
Restructuring and integration expenses	—	(48)	(106)	(152)	(101)
Operating result (1)	126	138	362	195	(757)

(1)               Several US GAAP adjustments have been made to operating result under Dutch GAAP to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was previously written off to equity, to adjust goodwill for restructuring and integration provisions that did not qualify under US GAAP, to reverse these restructuring and integration provisions and other provisions not allowed under US GAAP, to amortize intangible assets, to write-off capitalized software, to add extraordinary items to operating income, to record derivative instruments at fair value, to recognize additional pension assets, to reverse revenue deferred under US GAAP and in 2002 to reverse amortization and adjust impairment of goodwill and to reverse write-off of financing fees. The extraordinary items classified as such under Dutch GAAP mainly consist of provisions for restructuring and integration costs, losses on the sale of businesses, a provision for excess costs that will be incurred on a software development project and a repayment from the Buhrmann pension fund. Under US GAAP these items did not qualify to be classified as extraordinary.

(2)               Several US GAAP adjustments have been made to total assets under Dutch GAAP to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was written off to equity under Dutch GAAP, to adjust goodwill for restructuring and integration provisions not allowed under US GAAP, to recognize intangible assets, to expense software costs which do not qualify for capitalization under US GAAP, to recognize the gain (loss) on available-for-sale securities, to recognize deferred tax assets under US GAAP, to recognize additional pension assets and in 2002 to reverse amortization and adjust impairment of goodwill and to reverse write-off of financing fees.

(3)               Operating result before restructuring and integration expenses as well as before amortization and impairment of goodwill are included because management believes each is a useful indicator of performance of the Company. Management believes that by excluding restructuring and integration expenses and amortization and impairment of goodwill from operating result, comparability is enhanced because under Dutch GAAP restructuring and integration expenses are presented as extraordinary expenses whereas under US GAAP they are presented as operating expenses. In addition, as of 2002 goodwill is no longer amortized under US GAAP but tested annually for impairment. Operating result before restructuring and integration expenses as well as before amortization and impairment of goodwill should not be considered as a substitute for operating result, net result, cash flow or other statements of operations or cash flow computed in accordance with Dutch GAAP or US GAAP or as a measure of the Company’s result of operations or liquidity. Operating result before restructuring and integration expenses under US GAAP is calculated by adding to operating result, restructuring and integration expenses of EUR 101 million, EUR 152 million, EUR 106 million and EUR 48 million for the years ended December 31, 2002, 2001, 2000 and 1999 respectively. There were no restructuring and integration expenses in the year ended December 31, 1998. Under Dutch GAAP, restructuring and integration expenses are not included in operating result but rather in extraordinary result. Operating result before restructuring and integration expenses and before amortization and impairment of goodwill is calculated by adding to operating result before restructuring and integration expenses, amortization and impairment of goodwill as shown in the tables above.

(4)               The dividend was translated from euros to US dollar at the May 31, 2003 Noon Buying Rate (as defined below in “Exchange Rates”) for cable transfers of 1 euro = 1.1766 US dollar.

(5)               Certain euro amounts have been translated into United States dollars at the rate at December 31, 2002 of EUR 0.9536 to the United States dollar. Such translations should not be construed as representation that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(6)               A mathematical calculation of result from continuing operations before extraordinary items and before amortization and impairment of goodwill per Ordinary Share on fully diluted basis would be EUR 0.76 in 2002. Result from continuing operations before extraordinary items and after amortization and impairment of goodwill per Ordinary Share on fully diluted basis would be EUR 3.39 negative in 2002 and EUR 0.56 positive in 2001. Net result per Ordinary Share on fully diluted basis would be EUR 3.87 negative in 2002 and EUR 0.28 positive in 2001. Under Dutch GAAP, in case fully diluted earnings per share figures are higher than basic earnings per share figures, fully diluted earnings per share figures should be adjusted downwards to basic earning per share figures.

Exchange Rates

The historical financial information for Buhrmann included in this annual report for all time periods ending before January 1, 1999 was originally stated in Dutch guilders (NLG). In January 1999, Buhrmann started reporting in euro. The historical financial information stated in NLG has been converted into euro using a rate of NLG 2.20371 to the euro. On May 31, 2003 the Noon Buying Rate for euros for cable transfers in US dollar was 1.1766.

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the Dutch guilder (1998) and the euro (1999–2002). The term “Noon Buying Rate” means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York for 1998 to 2002.

Noon Buying Rates for Dutch guilders

	Dutch guilder per US dollar
Year	Year end	Average	High	Low
1998	1.8770	1.9825	2.0890	1.8142

Noon Buying Rates for euro

	US dollar per euro
Year	Year end	Average	High	Low
1999	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594

The average Noon Buying Rate for each year is calculated by using the average of the Noon Buying Rates on the last day of each month during the year.

In determining earnings originally stated in foreign currencies, Buhrmann used an average of daily exchange rates of the respective currency versus the euro. For the balance sheet, Buhrmann used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

	Balance sheet as of December 31, 2000	Income statement year ended December 31, 2000
Australian Dollar per euro	1.6770	1.5893
Canadian Dollar per euro	1.3965	1.3712
Great Britain Pound per euro	0.6241	0.6094
United States Dollar per euro	0.9305	0.9240

	Balance sheet as of December 31, 2001	Income statement year ended December 31, 2001
Australian Dollar per euro	1.7270	1.7325
Canadian Dollar per euro	1.4077	1.3868
Great Britain Pound per euro	0.6080	0.6218
United States Dollar per euro	0.8813	0.8955

	Balance sheet as of December 31, 2002	Income statement year ended December 31, 2002
Australian Dollar per euro	1.8556	1.7365
Canadian Dollar per euro	1.6550	1.4828
Great Britain Pound per euro	0.6505	0.6287
United States Dollar per euro	1.0487	0.9448

The following table sets forth the high and low Noon Buying Rate for the euro of each of the monthly periods indicated (US dollar per euro):

Month	High	Low

December 2002	1.0485	0.9927
January 2003	1.0861	1.0361
February 2003	1.0875	1.0708
March 2003	1.1062	1.0545
April 2003	1.1180	1.0621
May 2003	1.1853	1.1200

Risk Factors

The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

Risks Relating to Our Business

Buhrmann has material debt

Buhrmann has indebtedness that is material in relation to its shareholders’ equity. A substantial portion of Buhrmann’s cash flow from operations is dedicated to the payment of principal and interest on Buhrmann’s debt. Buhrmann’s indebtedness could have important consequences, including that:

• Buhrmann’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

• certain of Buhrmann’s borrowings are and will continue to be at variable rates of interest, which exposes Buhrmann to the risk of increasing interest rates;

• a substantial part of Buhrmann’s assets has been pledged to secure Buhrmann’s obligations under the Senior Credit Facility and in connection with its securitization program (see Item 5 “Operating and Financial Review and Prospects -Liquidity and Capital Resources”) and will be unavailable to secure other debt;

• Buhrmann may be more leveraged than certain of its competitors, which may place Buhrmann at a competitive disadvantage.

Buhrmann’s ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on Buhrmann’s financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond its control. Buhrmann’s operating performance, cash flow and capital resources may not be sufficient for payment of its debt in the future. If Buhrmann’s cash flow and capital resources are insufficient to fund its debt service obligations, Buhrmann may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. In the event that Buhrmann is required to dispose of material assets or operations or restructure its debt to meet its debt service and other obligations, the terms of any such transaction may not be as advantageous to Buhrmann as they otherwise might be.

Buhrmann is restricted by the terms of its debt

The terms of such debt limit Buhrmann’s flexibility in operating its business. In particular, these agreements limit Buhrmann’s ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. The Senior Credit Facility (see Item 5 “Operating and Financial Review and Prospects – Liquidity and Capital Resources”), also requires Buhrmann to meet certain financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. This may cause Buhrmann to renegotiate the terms of the Senior Credit Facility which may lead to an increase of interest expenses and may further restrict Buhrmann’s ability to operate its business, including the payment of dividends. In addition, if an event of default occurs, the lender under the Senior Credit Facility could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann’s assets that secure the Senior Credit Facility. If there is a default under the Senior Credit Facility, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

In addition, other funding instruments such as the Accounts Receivable Securitization Program, the High Yield Bond and the Preference Shares C have certain restrictions attached.

Buhrmann may not be able to manage its growth effectively

Challenges which may result from organic growth as well as growth through acquisitions include Buhrmann’s ability to:

• improve the efficiency of growing operations;

• manage efficiently the operations and employees of expanding businesses;

• retain, respectively hire, enough qualified personnel to staff new or expanded operations;

• maintain the customer base respectively the value sold to existing customers;

• assess the value, strength and weaknesses of acquisition candidates.

Buhrmann cannot ensure that it will be able to adequately address these concerns. Buhrmann’s failure to address these concerns could lead to a material adverse effect on its business, financial condition and results of operations. Due to operational and financial leverage, a reduction in growth can affect results significantly.

Cost reduction programs

In the course of 2002, Buhrmann implemented cost reduction programs, including a reduction in the number of staff. Buhrmann expects that these programs will result in structural cost savings and will improve Buhrmann’s operating results. However, this expectation involves a number of assumptions and uncertainties, and as a result, Buhrmann may not achieve the expected benefits. Buhrmann recorded extraordinary charges in 2002 for these cost reduction programs. Buhrmann cannot assure that additional charges for cost reduction programs will not be required in the future as well.

Adverse developments in equity and bond markets may require Buhrmann to make additional contributions to its pension funds

Buhrmann has a number of defined benefit plans which are insured in separate trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. The funding levels are calculated based on certain assumptions, including expected return on plan assets. Declining returns on equity and bond markets may require Buhrmann to make additional contributions to these pension funds in order to meet the minimum funding levels which may adversely affect Buhrmann’s results of operations and financial position.

Buhrmann may overestimate the benefits from acquisitions and may incur unknown liabilities in connection with acquisitions

Statements regarding the expected earnings potential, the anticipated operating efficiencies, cost savings and other benefits Buhrmann expects to realize from acquired businesses are forward-looking statements. Actual results for the combined operations could differ materially from results anticipated depending upon, among other things:

• the combined future sales levels and operating results;

• the ability to maintain present efficiency levels;

• unforeseen costs and expenses incurred in connection with the integration of the acquired businesses into Buhrmann’s operations and other business;

• economic or competitive uncertainties and contingencies, and

• existence of risks or occurrence of material adverse events which Buhrmann has been unable to identify.

Buhrmann has made acquisitions which have certain attendant risks (see Item 5 “Operating and Financial Review and Prospects – Acquisitions and Divestments”). Buhrmann may incur undisclosed or otherwise unforeseen financial, commercial, tax, pension, litigation, environmental or other liabilities in connection with such acquisitions, or Buhrmann may have underestimated the liabilities of which it is aware. If such liabilities materialize or are greater than Buhrmann estimates, they could result in a material adverse effect on Buhrmann’s business, financial condition and results of operations.

Buhrmann may be required to indemnify purchasers of the businesses that Buhrmann sold for pre-sale liabilities

Buhrmann has divested various subsidiaries and divisions, some of which were substantial (see Item 4 “Information on the Company – History and Development of the Company” and Item 5 “Operating and Financial Review and Prospects – Acquisitions and Divestments”). In connection with these divestments, Buhrmann has agreed to indemnify the purchasers against various potential liabilities, such as environmental liabilities and liabilities related to taxes. Buhrmann has established reserves for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot assure that these reserves will in fact be sufficient to cover these potential liabilities. The lack of adequate reserves could have a material adverse effect on Buhrmann’s business, financial condition and results of operations.

Buhrmann’s exposure to exchange rate fluctuations may affect its reported results of operations and financial condition

A significant portion of Buhrmann’s subsidiaries conduct their activities in currencies other than the euro which is Buhrmann’s reporting currency. The position in relation to the US dollar is in particular relevant. In 2002, approximately 45% of Buhrmann’s revenues and 55% of Buhrmann’s operating result before depreciation and amortization and impairment of goodwill were denominated in US dollar. This results in foreign exchange translation exposure when results of these subsidiaries are translated into euro in Buhrmann’s Consolidated Financial Statements. Under the Company’s foreign exchange policy, translation risks in these subsidiaries are, in general, not hedged. This means that fluctuations in exchange rates may positively or negatively affect results of operations reported in euro. For example, a 10% change in the USD/EUR exchange rate affects net result from ordinary operations before amortization and impairment of goodwill by approximately 5%.

Of Buhrmann’s external long-term debt at December 31, 2002, 64% was denominated in US dollars, 26% in euro and 10% in British Pounds Sterling. Buhrmann finances its subsidiaries predominantly through internal debt denominated in local currencies.  Although Buhrmann enters into forward foreign exchange and currency swap contracts to minimize the exposure of exchange rate fluctuations on its net financing position, exchange rate fluctuations may lead to currency translation adjustments which may have a direct impact, positive or negative, on Buhrmann’s Group equity and may also positively or negatively affect net result reported in euro.

Inability to maintain and update its information systems effectively could disrupt Buhrmann’s business processes

Buhrmann needs to maintain and consistently upgrade sophisticated information systems to grow its businesses and achieve operating efficiencies. If Buhrmann fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on Buhrmann’s ability to perform administrative functions and process and distribute customer orders, and prevent Buhrmann from realizing anticipated cost savings. This in turn would have an adverse impact on Buhrmann’s results of operations. If Buhrmann fails to implement information technology improvements within the anticipated time frame, such failure could have a material adverse effect on Buhrmann’s business, financial condition and results of operations.

Risks Relating to Our Industry

The demand for Buhrmann’s products and services relates to the number of white collar workers employed by Buhrmann’s customers

An interruption of growth in the markets where Buhrmann’s customers operate may have an adverse effect on Buhrmann’s operating results. The demand for Buhrmann’s products and services, most notably in office products, relates to the number of white collar workers employed by Buhrmann’s customers. A reduction of white collar workers at Buhrmann’s customers base may adversely affect Buhrmann’s operating results.

In addition, Buhrmann’s customers may, on short term notice, postpone or reduce spending on Buhrmann’s products and services per white collar worker. Customers may also, on short term notice, substitute certain of Buhrmann’s products and services for its other - lower margin - products and services. Any such postponement, reduction or substitution may also adversely affect Buhrmann’s operating results.

Fluctuations in paper prices may adversely affect Buhrmann’s gross margins and operating results

Buhrmann’s results and working capital for the Paper Merchanting Division are sensitive to paper price fluctuations. Several factors contribute towards the volatility of paper prices, including the length of the supply chain and the level of utilization of pulp and paper making capacity and the timing and scale of new capacity investments. Decreases in market price generally cause a decrease in the gross margins per ton of Buhrmann’s paper merchanting subsidiaries. The volatility of paper prices may also have an impact on margins, since there is generally a time lag before price movements pass through the markets to our customers. A 1% change in paper prices normally results in may lead to an approximately 2% change in the operating result in 2002 of the Paper Merchanting Division.

Buhrmann could lose market share and profit margins due to increased competitive pressures

Each of Buhrmann’s divisions operates in a highly competitive market. Many of Buhrmann’s competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann’s competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Buhrmann’s markets such as new internet based businesses, may alter the competitive landscape to Buhrmann’s disadvantage. If Buhrmann’s competitors successfully exploit these advantages, they could force Buhrmann to lower its prices or may cause Buhrmann to sell fewer of its products, either of which could adversely affect Buhrmann’s business, financial condition and results of operations.

If Buhrmann’s contract with Heidelberger were to be terminated, or Heidelberger were to cease operations, Buhrmann could lose most of its Graphic Systems Division’s revenues

Buhrmann’s Graphics Systems Division is the exclusive distributor of printing equipment manufactured by Heidelberger in a number of countries. The Graphics Systems Division derives its revenues primarily from sales of such equipment. The exclusive distribution agreement runs until June 30, 2008 but may be terminated earlier by either party for cause. If Heidelberger were to terminate the distribution agreement or cease operations (without a successor), Buhrmann’s business, financial condition and results of operations may be adversely affected.

Forward-Looking Statements

This document contains certain forward-looking statements concerning Buhrmann’s future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and Buhrmann’s business and operations and references to future success. These statements are based on certain assumptions and analyses made by Buhrmann in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate under the circumstances. However, whether actual results and developments will conform with Buhrmann’s expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed above. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by Buhrmann will be realized or, even if substantially realized, that they will have the expected consequences for or effects on Buhrmann and its subsidiaries or their business or operations.

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Company History

Buhrmann N.V. was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken N.V. (KNP). Upon KNP’s merger in 1993 with Bührmann-Tetterode N.V. and VRG-Groep N.V., the combined company N.V. Koninklijke KNP BT (“KNP BT”) was formed. KNP BT was active in three main areas: paper manufacturing, packaging, and business services and distribution. In April 1997, KNP BT divested its protective and flexible packaging activities for EUR 454 million to Tenneco, Inc. In December 1997, KNP BT sold its paper manufacturing subsidiary, KNP LEYKAM, to Sappi Limited (“Sappi”), a South African paper group. In consideration for the sale of KNP LEYKAM, KNP BT received EUR 335 million in the form of loan notes (sold immediately following the closing for EUR 307 million in cash) and 44.6 million shares in Sappi. Buhrmann sold these shares in two tranches; 31.5 million as part of a global offering by Sappi in November 1999, and in February 2001 the remaining 13.1 million. In June 1998, the remainder of the packaging business (Kappa) was sold for EUR 1.4 billion to two venture capital groups, CVC and Cinven.

In August 1998, KNP BT was renamed Buhrmann N.V. and focused on the business services and distribution activity.

In October 1999, Buhrmann acquired 100% of the outstanding capital stock of Corporate Express, Inc. The acquisition and the related refinancing costs amounted to approximately USD 2.6 billion, raised by means of a Senior Credit Facility in the amount of USD 1.9 billion (see Item 5 “Operating and Financial Review and Prospects – Capital Resources”), the issue of USD 350 million 12¼% Senior Subordinated Notes due 2009 (the “ 12¼% Notes”) and the issue of Preference Shares C in the amount of USD 350 million. The acquisition of Corporate Express provided Buhrmann with significantly increased scale, a good platform for growth, an improved information technology system and an experienced US-based management team. In November 2000, Buhrmann issued EUR 300 million of Ordinary Shares; the proceeds were used to reduce acquisition debt obtained in connection with the acquisition of Corporate Express.

In the first half of 2000, Buhrmann divested its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), which was no longer considered a core business. The value added resellers, operating under the names of Info’Products and Allium, were sold in May 2000 to a newly formed subsidiary of Specialist Computer Holdings plc of Great Britain, a large privately owned technology group. A portion of the consideration was financed by Buhrmann through loan notes, the principal of which was repaid in May 2002.

In June 2000, Buhrmann issued EUR 123 million of Ordinary Shares to fund the Company’s general acquisition program.

In April 2001, the office supplies division of Samas Groep NV was acquired for EUR 321 million in cash and in May 2001 the North American office products business of US Office Products Company (USOP) was acquired for USD 172 million (EUR 193 million) in cash. The integration of the Samas office supplies division in Europe and the USOP office products business in North America was finalized in the course of 2002 and expanded Buhrmann’s market scope in those two regions. Synergies have been realized from the integration of administrative, marketing, and support services functions, improved purchasing scale benefits, and the rationalization of warehouses and distribution facilities. The Samas and USOP acquisitions were financed partly by means of additional debt under the Senior Credit Facility and partly by means of an issue of Ordinary Shares in March 2001 which raised EUR 665 million, net of expenses. A precondition for approval by the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann’s then existing Dutch office products subsidiary. This sale was effected in November 2001.

In September 2001, Buhrmann listed American Depository Shares (ADSs), representing its Ordinary Shares, on the New York Stock Exchange. The ADSs are quoted under the symbol “BUH”. The ADSs, evidenced by American Depositary Receipts (ADRs), each represent one Ordinary Share of Buhrmann N.V. Buhrmann’s primary listing of Ordinary Shares remains at Euronext NV in Amsterdam, quoted under the symbol “BUHR”.

The legal name of the Company is Buhrmann N.V. (Naamloze Vennootschap). It is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (the Netherlands). Our registered office address is Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands and our telephone number is +31 20 6511111.

Our agent in the United States for service of process in connection with our 12¼% Notes is CT Corporation, 111 Eighth Avenue, New York, NY 10011. The transfer agent, registrar and depositary for the ADSs is The Bank of New York, located at 101 Barclay Street, New York, NY 10286.

Recent Developments

On June 18, 2003, Buhrmann announced that it had been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited. The Australia-based merchanting and paper production group has offered Buhrmann EUR 746 million (on a debt free and cash-free basis).

The envisaged sale of the Paper Merchanting Division is subject, amongst other things, to completion of due diligence by PaperlinX, regulatory approvals, the consent of Buhrmann’s banking syndicate, negotiation of a definitive sale and purchase agreement, completion of works council and trade union consultation procedures and the approval of Buhrmann shareholders.

It is expected that a sale and purchase agreement will be entered into with the subsequent completion of the transaction anticipated in the third quarter of 2003.

Following the execution of a sale and purchase agreement, the transaction, together with the revised terms of the Preference Shares C will subsequently be submitted to Buhrmann’s shareholders for approval.

Buhrmann has secured the required consent of the holders of Preference Shares C (see Item 10 “Additional Information- Articles of Association of Buhrmann NV- Preference Shares C”) for the proposed transaction. Contingent on the completion of the sale of the Paper Merchanting Division, these shareholders have been offered the following revisions of the terms of the Preference Shares C:

	Existing terms	Revised terms
Initial conversion rate (1)	EUR 18.1125	EUR 13.00
Date of cancellation or repurchase of the shares at 100% of the liquidation preference (USD 10,000, plus accrued dividend) (2)	October 2011	October 2010
Annual dividend (3)	5.5%	2004 and 2005: 6.0% 2006, 2007 and 2008: 6.5% 2009: 7.5% 2010: 8.5%
Cancellation or repurchase right if trading price of Ordinary Shares exceeds conversion price under certain conditions (4)	150%	125%

(1) Conversion price as defined in Article 34 of the Articles of Association of Buhrmann N.V.

(2) The twelfth anniversary of Issue Date per Article 34 of the Articles of Association of Buhrmann N.V. shall become the eleventh anniversary of Issue Date.

(3) The dividend of 5.5% per Article 33 of the Articles of Association of Buhrmann N.V. shall be replaced with the schedule set out in the table and the rates set out in the table will apply to calendar years.

(4) In Article 14, paragraph 2 c (ii) A (i) of the Articles of Association the clause “150% of the then prevailing Conversion Price” shall be replaced with “125% of the then prevailing Conversion Price”.

As a consequence of the reduced initial conversion rate under the revised terms set out above, the Preference Shares C, if converted, would convert into approximately 34 million Ordinary Shares per year-end 2003, as compared to approximately 24 million Ordinary Shares per year-end 2003 under the existing terms.

Business Overview

Introduction

Buhrmann is a major global distributor of office products, paper and graphic systems for the business market. Stemming from the notion that every successful product represents added value to its users, it is our role to increase the availability of these products in an optimum way. Buhrmann offers producers distribution capacity, efficiency in logistics, speed of delivery, and product integrity to the point of delivery. A combination of state-of-the-art information technology and advanced logistic infrastructure allows Buhrmann to distribute more products, faster and more efficiently to a wider group of users. At the same time we are able to serve end-users by supplying them with a wider selection of products, at lower procurement costs, more quickly and with greater flexibility. By getting the right products delivered to the right places at the right time, we provide a service of economic importance. Offering distribution capacity means that manufacturers can increase production to an optimum level, have better capacity utilization, and earn their investments back more quickly. In turn, consumers benefit from the increased availability of wider ranges of products, which can be offered at a lower price per unit.

Buhrmann generated sales in the year 2002 of EUR 9.9 billion. Buhrmann’s activities are grouped into three segments: Office Products, Paper Merchanting and Graphic Systems. The Office Products Divisions’ customer base is spread over many industries and sectors including governmental agencies; most of these customers are large- or medium-sized. The Paper Merchanting and Graphic Systems Divisions depend primarily on graphic markets in Europe. Buhrmann’s overall concentration of customers is very low (no customer represents more than 1 % of Group sales) and customer turnover is historically modest. Goods and services are sourced from many different suppliers with the exception of Graphic Systems which distributes primarily printing equipment from one supplier exclusively (Heidelberger) and the desk-top software business, ASAP, for which more than half the sales value is derived from one software publisher (Microsoft).

At the end of 2002, Buhrmann had approximately 25,000 employees in 30 countries.

Office Products

Combined, Buhrmann’s Office Products Divisions are the world’s market leaders in the business-to-business distribution of office products, based on revenue. We operate in North America, Europe, Australia/New Zealand and, through a joint marketing alliance, in Asia under the global brand name Corporate Express. A widespread proprietary distribution network enables us to provide service capacity to both local customers and organizations with an international presence. Technologically advanced infrastructure and on-line ordering tools enable our customers to realize valuable efficiency gains in their procurement processes. The product range is broad with over 50,000 items, including the following product categories:

•                       Traditional consumable office supplies such as pencils, pens, paper clips, paper and writing pads;

•                       Consumable computer products such as toner and inkjet cartridges, magnetic media products, CDs, and diskettes;

•                       Office furniture such as desks, filing cabinets and chairs;

•                       Desktop software products such as anti-virus applications and CD label printing software;

•                       Digital printing equipment and services, including copiers;

•                       Print and forms management services such as business cards, general business forms, labels and direct mail;

•                       Customized corporate gifts and promotional items such as caps and mugs;

•                       Janitorial equipment and supplies such as paper towels, liquid soap and dusters;

•                       Safety equipment and supplies such as pad-locks and fire extinguishers;

•                       Break room supplies such as coffee, plastic cups and chewing gum.

Paper Merchanting

Buhrmann is Europe’s leading distributor of paper and related products to the graphic, office and display markets, based on tons of paper sold. Annually, Buhrmann distributes over two million tons of paper to different types of printers, publishers, sign makers and office market users, predominantly in Europe. This ranges from paper for copiers and laser and inkjet printers to large sheets for printing presses. In addition to paper, Buhrmann distributes a large range of packaging materials and self-adhesive and synthetic materials for the display and digital print market. These products are used for lettering on building signs, as well as advertising slogans on buses, trains and aircraft.

Buhrmann’s aim is to excel in providing value-added services to customers who require a diversity of high-quality paper products for printing time-sensitive publications. Buhrmann is a pioneer in branding in the European paper industry with a growing portfolio of proprietary brand names (Hello, Motif, ON, Core and IBM).

Graphic Systems

Buhrmann is the largest distributor of graphic equipment (such as printing presses), printing materials, and related services to the graphic arts industry in the Netherlands, Belgium, Luxembourg, Italy, Spain and Greece, based on revenue. The product range is led by the industry-leading Heidelberg printing presses. Buhrmann is a total solutions provider offering state-of-the art pre-press, press, and post-press equipment, as well as services, supplies and spare parts.

Business Strategy

Our business

As an international business services and distribution group, our focus is exclusively on the marketing and distribution of products and services in the business-to-business markets. We strive towards leading market positions in product categories with limited disintermediation risk. We aim to grow both organically and by acquisitions.

A number of core principles guide the pursuit of our vision:

• A ‘best in class’ distribution infrastructure with a broad geographic scope;

• The relentless pursuit of superior customer service;

• A wide range of high quality products;

• Technological leadership, including significant eCommerce expertise;

• Dedicated, experienced management and staff;

• Commitment to the highest ethical, sustainability, corporate governance and social responsibility standards and practices.

The markets we target are those in developed countries with a high Gross Domestic Product (GDP) per capita.

We do not pursue manufacturing and retailing activities, as we operate as a distributor. In selecting areas of operation, we focus particularly on markets with the following attributes:

• A large number of suppliers with a wide variety of products that require our product assortment consolidation services;

• A broad spread and number of customers, resulting in a relatively low concentration of business per customer;

• The opportunity to deliver appreciable added-value to both our suppliers and customers through our distribution services function; and

• The potential to create significant competitive advantages in operational and procurement costs, as well as in customer service.

Creating leading positions in these markets enables us to capitalize on our considerable scale advantages and cost efficiencies. Accordingly, we strive to be the leading distributor in our regional markets.

Growth strategy

On the basis of our recent regular strategy review we are maintaining the chosen strategic direction of the Buhrmann Group. This is underpinned by an additional number of opportunities for improvement and renewed sustainable growth.

• In our core Office Products business segment aimed at strategic and large accounts, we will continue to consolidate our prominent market positions, while we increase our global contract business. We provide office products sourcing coverage for these global customers who operate in our North-American, European and Australasian markets;

• In the graphic arts industry in Europe we aim to enhance the profitability of our Paper Merchanting business by continuing to focus on purchasing rationalization, while further strengthening our product range diversification by increasing our presence in the display materials market. In our Graphic Systems business we will continue to build on its services, supplies and spare parts offer and the further introduction of digital printing equipment;

• We will continue to pursue integrated branding strategies aimed at strengthening our group brands offer, in order to underpin the clear benefits we deliver to our customers in terms of service and product assortment, while at the same time supporting our goals with regard to margin management;

• Our investments in eCommerce and internal systems will continue to yield operational efficiencies and will continue to help us differentiate ourselves from competitors. Our office products platforms in North America, Europe and Australia provide customers with sophisticated business-to-business capabilities with a business-to-consumer ease of use that improve the customers’ overall ability to fulfill and track orders as well as to reduce their supply chain expenses;

• We will employ the flexibility of our state-of-the-art operating and distribution systems in delivering more value added services to our customers. In Paper Merchanting, for example, we can help our customers manage their inventories more effectively with our eCommerce platform and highly responsive distribution capabilities. Customers can order what they need when they need it, and reduce their need to carry larger inventories of paper stock;

• We will offer a broader range of products and services to our existing office supplies customer base. They have already experienced the benefits that we bring to their non-production supply chain management. We will focus on further extensions to our product offering, such as janitorial and break room supplies;

• We are stepping up our efforts to reach out to small and medium-sized office supplies customers who can greatly benefit from a total supply solution. We believe that we can significantly help these customers fulfill their sourcing needs in addition to lowering their overall supply chain costs.

Industry Trends

Globalization/outsourcing

Our customers are increasingly concentrating their purchase volumes of office products, paper or related products, while the customers expect delivery and services rendered to multiple locations. In addition, customers concentrate on their key processes, while they outsource non-strategic tasks. This trend has contributed to the formation of our global office products business.

Size and scale/consolidation

In order to service our customers, extensive logistical, sales and information technology infrastructure is required. In addition, purchasing volumes determine largely how attractive products can be sourced. These factors underlie the economies of scale of our business model, hence the trend in our industry for the formation of larger entities both in Office Products and Paper Merchanting.

Internet/eCommerce

Due to the low value per order, high order volume, dispersed ordering points at our customers, extensive assortments and relatively high administrative costs, our business model is suitable for eCommerce developments. This has resulted in significant growth of volumes sold over the internet.

Service

Notwithstanding the importance of attractive pricing and ease of ordering, service in terms of quick and complete delivery is essential in our industry.

Seasonality

Sales in Office Products primarily relate to office employees at work in the office. Sales in Paper Merchanting primarily relate to printers running their printing presses. Therefore, our sales are spread more or less in accordance with the effective working days in a quarter. Discretionary items such as software or furniture are typically negotiated at month or quarter ends. For Graphic Systems, historically, most printing presses are sold in the last quarter of the fiscal year which is driven by fiscal benefits related to purchasing capital goods for our customers. In a general sense, profitability tracks sales development.

Divisions

Buhrmann’s three business activities are organized into five divisions. These are the three Office Products Divisions of North America, Europe and Australia, the Paper Merchanting Division and the Graphic Systems Division. For reporting purposes, the Office Products Divisions Europe and Australia are combined. Therefore, both of them are addressed together in this section.

Office Products North America

Key figures (in millions of euro, except number of employees)

	2002	2001	2000
Net sales	4,931	5,221	4,703
Operating result before amortization and impairment of goodwill (EBITA) *	197	242	333
Number of employees at year-end	12,211	14,240	13,262

* the use of EBITA is explained in Item 5 “Operating and Financial Review and Prospects”.

General

The Office Products North America Division operates under the name Corporate Express and is a leading full-service distributor of office products and related services to businesses in the United States and Canada. Corporate express manages a dynamic assortment of about 50,000 items, its product range encompasses office products, computer and imaging supplies, furniture, desktop software, promotional marketing products, forms management services, and, expanded in 2002, facility, break room and safety supplies.

The USOP acquisition in May 2001 (see “Company History” above) improved the market leadership position of Corporate Express, because it immediately provided direct access to a growing market of medium-sized businesses in the United States. The integration of the acquired USOP activities was completed in 2002 and enabled Corporate Express North America to realize significant synergies in the area of consolidation of Corporate Express’ and USOP’s warehouses and distribution facilities as well as administrative, marketing and support services functions. In addition, Corporate Express is realizing synergies from improved purchasing scale benefits.  Corporate Express North America’s strategic and large account customer base includes a significant number of Fortune 1000 companies as well as major buyers’ co-operatives and governmental entities. It is also increasingly expanding its service for small to medium-sized companies across the United States and Canada. Its distribution network encompasses more than 180 office product locations (including 38 distribution centers), 33 specialty business locations (including 8 distribution centers) and approximately 1,700 office products delivery vehicles which helps provide its customers with excellent levels of next business day delivery services. The Division’s head office is located in Broomfield, Colorado.

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

Strategy

In order to address the market conditions in the US office products industry, Buhrmann has supplemented internal growth with acquisitions, acquiring a large number of office product distributors in the United States. The practice has been to integrate acquired companies into the overall infrastructure with a goal of improving purchasing power and reducing selling, administrative and other costs. In the coming years, Corporate Express North America will strive to grow organically and continue to improve quality, lower operating costs and enhance margins, potentially supported by small acquisitions. To reduce costs, Corporate Express North America is further centralizing and/or regionalizing certain administrative functions as well as increasingly automating the distribution centers and integrating the branch offices.

Future organic growth will also have to come from selling more products and services to existing customers.

Corporate Express North America will expand its product and services range to help them reduce the number of vendors from whom they need to order. Over 75% of surveyed customers have said that they have strong desire to purchase a broader range of products from Corporate Express. To respond to this need, Corporate Express North America added an expanded offer of janitorial, sanitary, safety and break room products to its growing range. With regard to new customers, Corporate Express North America will also be focusing on serving an increased number of small to medium-sized firms. Its eCommerce systems and total supplier capabilities are very valuable to these potential customers, who in many cases do not have established supply chain procedures.

E-commerce

E-commerce sales, as a percentage of total sales of the Division, increased significantly and are expected to grow in the years to come.

Customer service was considerably enhanced during 2002 through the implementation of new “E-Way”, the Division’s next generation electronic commerce ordering and fulfillment system. In addition to reducing the Division’s cost of sales, this system also greatly helps its customers to control their costs. E-way is linked to internal enterprise systems and greatly enhances the Division’s customers’ supply chain management as if it were an in-house capability. E-way provides customers with expanded access to information about order status and centralized, consolidated invoicing.

The Division plans to continue to participate in third-party procurement selling models and integrate next-generation ordering systems with its customers’ electronic procurement platforms. The Division will continue to integrate its Internet technologies with its back-end infrastructure systems to better serve its customers by receiving, fulfilling and delivering orders as efficiently as possible.

Sales and marketing

Customer service continues to be the hallmark of Corporate Express North America. In a customer survey conducted late in 2002, over 10,000 customers gave Corporate Express unsurpassed satisfaction ratings including exceptional performance in the areas of delivery services, order packaging, on-time deliveries, customer service, sales representatives, billing accuracy and billing services.

The marketing strategy is designed to increase the customer base of large and medium-sized businesses and institutions by demonstrating to customers and potential customers that the total overall cost of managing their office products needs can be reduced by focusing on process cost reduction.

Corporate Express North America works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues, electronic as well as paper requisition forms, EDI and Internet ordering.

Corporate Express North America markets its products and services to customers using Corporate Express’ Office and Computer Products Catalogue. Many of the office products offered in this catalogue are kept in stock at Corporate Express’ distribution centers. Additionally, Corporate Express North America is linked electronically to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and its inventory levels can be better managed. In addition to the catalogue, Corporate Express North America produces a substantial number of customized and promotional catalogues.

Corporate Express North America markets and sells its products and services to both contract and non-contract business customers through a network of national account managers and local employee sales representatives. Contract customers enter into agreements with Corporate Express North America setting prices for certain products over an agreed time period. The primary responsibility and priority of the national account managers is to acquire, retain and increase sales of Corporate Express’ range of products and services to large, multiple - location customers. The local sales force is generally commission-based and is organized within each of the major product categories. Corporate Express North America is focusing on expanding its national account customer base to increase the cross-selling opportunities among its various product lines.

Logistics and Purchasing

Corporate Express North America receives orders through its E-Way eCommerce tool and through its Electronic Data Interchange systems, or EDI, as well as by traditional telephone and fax order methods.  After an order has been placed with Corporate Express, a picking document is created for those items in stock and routed to the appropriate distribution center for order fulfillment. At the same time, Corporate Express’ EDI system transmits those portions of the orders not in stock to Corporate Express’ vendors. Corporate Express North America is able to acquire many items not in its own inventory on the same day and to combine such items with the in-stock items to yield a first time fill rate in the United States exceeding 99%. This means that over 99% of the office products ordered are delivered to the customer within 24 hours.

Corporate Express North America’s, larger distribution centers typically have in stock approximately 10,000 Stock Keeping Units, or SKUs, of office supplies. These are the most popular items contained in Corporate Express’ catalogue in both printed and electronic versions which provide a comprehensive selection of more than 13,000 items in the core categories of office and computer supplies. Corporate Express North America offers manufacturers name brands, as well as its own “EXP” private label. A large majority of these items are maintained in inventory in the distribution centers. Corporate Express North America also has access, through EDI and other supplier ordering systems, to over 50,000 additional SKUs of office products, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling it to provide its customers with immediate access to a broad range of products, including those not stocked at its facilities.

The distribution centers generally have a logistical reach of up to approximately four to five hours by truck in any direction and Corporate Express North America uses a combination of their own vehicles and third-party delivery services to deliver office products. Corporate Express North America intends to continue to invest aggressively in enhanced warehouse and distribution technology in order to improve customer service capabilities. Technologies such as ‘pick-to-voice’ (automated voice picking technology) in its distribution centers increase our ability to assemble multi-line orders accurately and efficiently. Another example is ‘RoadNet’ for its vehicles, which directs deliveries in the timeliest manner. During 2002, two new technologically advanced distribution centers went on line in two of Corporate Express North America’s biggest market areas – the New York and Los Angeles metropolitan areas.

Corporate Express North America purchases a large majority of the products in volume directly from manufacturers or major office products wholesalers, who deliver the merchandise to each of the distribution centers. To maximize purchasing power, Corporate Express North America’s purchasing strategy has been to establish preferred relations with certain suppliers with whom it can capitalize on purchasing economies. This “preferred supplier” strategy creates advantageous pricing relationships and has led to competition among suppliers for inclusion in this group. In addition, the office products sold under the EXP brand name are being sourced. The EXP product line consists of some 515 large volume products which represent an offering to customers of high quality merchandise at attractive pricing.

Competition

Corporate Express operates in North America in a highly competitive environment, which has resulted in the requirement to continuously improve service offerings to customers in order to maintain gross profit margins per customer. The primary competitive factors in the US office products distribution industry are service, including IT and eCommerce capabilities, price and product offerings.

Corporate Express’ principal competitors in the United States, which vary in the different regions in which Corporate Express operates, are national office products distributors, traditional contract stationers and direct mail order companies. Corporate Express’ target market is large and medium-sized businesses and institutions. Buhrmann believes that large value-added office products distributors, such as Corporate Express, can provide the lowest total overall cost of managing its customers’ office products needs, high levels of service, convenience and rapid delivery.

Information technology

Corporate Express North America is using EDI, reporting and other information technology systems designed to decrease response times and error rates and improve customer service, and has several operating systems to enhance its operations. Its eCommerce tool E-Way generates an increasing amount of fully automated orders, reducing costs for both the customers and Corporate Express. This system is linked to the general order entry system which is part of the ERP (Enterprise Resource Planning) system called ISIS used in the United States nationwide. Key features of the ISIS system are the use of three-tier client server architecture that allows customers and suppliers to better communicate with Corporate Express and a relational database designed to handle customer inquiry, data warehouse and management information applications.

Corporate Express North America also provides its customers with billing and usage information in hard copy or magnetic tape, cartridge or diskette media, in each case designed to a particular customer’s specifications. Customized cost center billing gives the customer the ability to analyze and rationalize its ordering and usage of office supplies and to use such information for budgeting purposes.

Office Products Europe and Australia

Key figures (in millions of euro, except number of employees)

	2002	2001	2000
Net sales	1,540	1,496	1,330
Operating result before amortization and impairment of goodwill (EBITA) *	64	53	41
Number of employees at year-end	6,023	6,228	6,100

* the use of EBITA is explained in Item 5 “Operating and Financial Review and Prospects”.

General

All of Buhrmann’s office products businesses in Europe now operate under the Corporate Express brand name. Based on 2002 sales, Corporate Express is among the leaders in business-to-business distribution of office products in Europe. It offers its customers a full range of office products including office supplies (such as computer supplies, stationery and office paper), office furniture, copiers and business machines and provides services relating to business forms. Corporate Express is not only selling “branded” products but is also selling private label products

Corporate Express’ position was enhanced by the acquisition in April 2001 of the office supplies division of Samas (see “Company History” above), which strengthened its market position in the Benelux, the United Kingdom, Ireland and Germany. During 2002, the integration of the acquired Samas businesses was completed. A major part of the integration activity took place in the United Kingdom, and consisted of migrating two IT systems and 6,000 customers into one system as well as consolidating five logistic centers into one location in Birmingham (which has been completed ahead of schedule). The larger scale that the Samas office supplies acquisition provides will foster margin improvement in Europe as Corporate Express combines its increased purchasing volumes by integration and by emphasizing pan-European products rather than local ones. Increased integration efforts in the logistics area also yields margin improvements. Improvements in economies of scale in Corporate Express Europe’s warehouses and investments in technology to automate its processes reduced overall costs per orderline and also provided an increased ability to satisfy its customers with on-time, error-free, complete deliveries.

Corporate Express Europe holds significant market positions in most Western European countries. Elsewhere in Europe, Corporate Express has partnerships to serve international customers. Corporate Express operates across Europe with 13 distribution centers and 120 sales offices and had approximately 4,400 employees at the end of 2002.

Also operating under the name of Corporate Express is the Office Products Australia Division. Buhrmann owns a

52 percent interest in Corporate Express Australia Ltd, which is listed on the Australian Stock Exchange, the remaining shares are held by public shareholders.  Corporate Express is the number one business-to-business office products distributor in Australia and number two in this market in New Zealand, based on 2002 sales. Corporate Express Australia serves its customers from 28 sales and distribution centers and had approximately 1,700 employees at the end of 2002. Corporate Express Australia is successful as a single-source supplier for large to medium-sized customers with regard to all their non-production supply needs. As such, it is a powerful agent for improvement in our customers’ supply chain cost structure. More specifically, Corporate Express Australia supports its customers with:

•                       Innovative eCommerce ordering solutions;

•                       Comprehensive nation-wide distribution;

•                       Consolidated billing and reporting;

•                       Pro-active account management;

•                       Flexible and timely delivery solutions;

•                       Cost-saving products marketed under our own brand name;

•                       Procurement process management tools.

The private label brand, “EXP” available throughout Australia and New Zealand provides customers with high quality, cost saving product alternatives.

Corporate Express Australia completed six acquisitions in 2002 adding EUR 25 million to annualized sales. These acquisitions improved the regional coverage as well as adding to the product range offered to customers.

Industry overview

The office products business in Europe and Australia are following similar trends to those seen in the United States in recent years. The industry in Europe is fragmented and is being consolidated by major office product suppliers. As in the United States, large contract stationers are establishing customer relationships with medium and large corporations that are seeking to lower the cost of procurement for office supplies. In addition, there is growing interest, particularly in European markets, in multinational relationships between large global corporations and the major contract stationers with international operations, such as Corporate Express.

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

Strategy

In order to realize the necessary volume in the European market, which is needed to take maximum advantage of economies of scale, Corporate Express Europe will continue to focus on organic growth. Its practice has been to integrate acquired companies into its overall infrastructure with the objective to reduce selling, administrative and logistic costs in the long-term. However, in the short-term, such acquisitions have sometimes created and could create additional costs, as existing systems are kept operational while new systems are implemented. Corporate Express Europe expects to generate further cost savings by further integrating sales and back offices.

As larger customers are increasingly seeking international contracts Corporate Express will further centralize certain functions, such as purchasing, international account management, international product management and eCommerce management on a European level. These customers want to reduce the number of their suppliers and accordingly are looking to Corporate Express to broaden its product and service range, for example in the area of forms management. This will help Corporate Express to become a single-source supplier for more of its customers.

Corporate Express Europe believes that the medium-sized and small businesses market segments provide attractive growth opportunities. Therefore Corporate Express Europe will increase its focus on small to medium-sized customers.

Branding is a key strategic priority for Corporate Express Europe. It has introduced ‘Corporate Express’ as its own brand for essential office products. This brand will comprise more than 1,000 European products in addition to many local items. With a quality equivalent to manufacturers’ brands, products sold under its corporate brand offer its customers value for money. In general, office products enjoy very little brand awareness. By putting its own name and corporate identity on a selection of premium quality office supplies, it aims to capitalize on the high service level and other positive attributes associated with Corporate Express. At the same time, this will contribute to meeting its margin objectives.

Corporate Express Australia’s growth strategy focuses on expanding its product range to gain more of its existing customers’ business. In addition, Corporate Express Australia will be increasing efforts to expand its customer base by focusing on the small to medium-sized enterprises market segment. Corporate Express Australia will continue to make acquisitions to expand its geographic coverage and product range. All these efforts are aligned to reinforce Corporate Express’ position as the pre-eminent single-source supplier of office products in Australia and New Zealand.

Sales and marketing

Corporate Express Europe focuses its marketing efforts on medium to large-sized accounts.  A tailored approach is used to reach these customers through different channels using electronic and printed catalogues of its products and services. Corporate Express works with customers to try to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues and electronic ordering and product information systems. In addition, a substantial number of promotional catalogues are produced.

Corporate Express runs a European catalogue which contains a range of approximately 3,000 common products. These products are included in the country catalogues together with 1,500-2,000 additional products, which are specific for the local markets and for customers. The catalogue is also available in Corporate Express Europe’s eCommerce Internet tool as well as on CD-ROM. Corporate Express developed a new catalogue that will be used by its international customers throughout Europe. Corporate Express believes that the new catalogue will be helpful to its international customers, in that the customers will have a uniform catalogue full of items available for immediate delivery to any of the customers’ European locations.

Corporate Express Europe has established dedicated sales organizations through which it markets its products and services for each of its different market segments. For example, an international account department is established to service large, international companies, while individual countries have both large account and regional sales forces, addressing the different market segments.

Corporate Express Europe keeps most of the office products it offers in its catalogues in stock at its distribution centers. Additionally, Corporate Express Europe maintains electronic links to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis, enabling Corporate Express Europe to deal efficiently with working capital and warehouse capacity.

Maximizing its unique geographic infrastructure, linked via one computer system and with outlets located throughout Australia, Corporate Express Australia is able to offer customers a common national service. A specialist National Accounts Team, offering a unique service unmatched within the industry, manages these national customers. Corporate Express Australia is employing new sales channels such as telemarketing and direct mail to reach customers efficiently.

Logistics and Purchasing

Corporate Express Europe receives orders through EDI, as well as by traditional telephone and fax. Orders are routed to the warehouse to be picked and packed. Corporate Express Europe achieves an average first order fill ratio of over 95% (i.e., over 95% of orders are delivered complete the first time). The distribution centers use different technologies for picking orders. Corporate Express Europe has decided to change or replace methods and systems for those distribution centers that have become obsolete or inefficient operations or for which the capacity must be extended in order to serve higher volumes. A new distribution center is under construction in the Netherlands in order to solve capacity limitations and to increase productivity and service levels. In the United Kingdom, Corporate Express has concentrated all its logistic operations in Birmingham by doubling its capacity there. All other distribution centers in the United Kingdom have been closed. Corporate Express Europe is constantly reviewing the efficiency and effectiveness of its warehouses.

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

Corporate Express purchases most of its products in high volume directly from manufacturers who deliver the merchandise to distribution centers. Corporate Express Europe’s goal has been to establish strong relationships with preferred suppliers with a view to achieving both lower prices and lower inventory levels as a result of the suppliers’ willingness to provide prompt delivery out of their inventory. Corporate Express Europe has accomplished this by entering into agreements to purchase large quantities from certain suppliers on a centralized basis. It is thus able to negotiate favorable discounts and rebates that apply to purchases by all of Corporate Express Europe’s operations.

Corporate Express Europe’s strategy has led to competition among certain suppliers to be chosen as one of its suppliers. As a result, Corporate Express Europe will consider further consolidating its purchases from key suppliers to increase its importance to those suppliers, thereby increasing its bargaining power with its largest suppliers.

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

Except for price efficiency, the most significant competitive factor in the office products distribution industry in Europe is service level (in particular, delivery speed and reliability). A relatively new element in the competitive environment is the power of eCommerce. Having the ability to offer a wide variety of products through the internet can give a company in the industry a certain competitive advantage. Corporate Express Europe offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products.

Corporate Express Europe’s target market is medium and large-sized businesses and other institutions. It believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, such as Corporate Express, which can provide customers the lowest total overall (procurement) costs of managing their office products needs, high levels of service, convenience and rapid delivery.

Information technology

Corporate Express Europe currently uses a variety of national ERP systems, sales, order entry and warehouse management applications as a result of the different systems used by the numerous businesses it acquired over the last few years.

Corporate Express Europe uses the SyntraNet Internet solution, which allows for the on-line placement of orders. The office products industry is witnessing strong growth in the number of electronic orders. The option of placing orders on-line supplements the other common methods of placing orders such as by telephone, fax and PC-based remote order entry. In 2003, a new state-of-the-art eCommerce platform will be introduced in which the multiple platforms from the former Samas office supplies and Corporate Express Europe operating units are integrated into a common, shared platform. This platform will offer a specific solution for all segments of the market from the largest to the smallest customer.

Corporate Express Europe has introduced a new catalogue database management system, which enables Corporate Express Europe to produce catalogues in a flexible and efficient manner. In particular, Corporate Express Europe is able to produce customer specific catalogues that can be viewed and printed at the customers’ premises by salespeople using special software on their laptop computers.

Corporate Express Australia introduced the third generation of its Internet ordering site, NetXpress.biz in 2002 which provides an even more sophisticated business-to-business Internet tool. One of the features of this system is that customers can customize the web site to the extent that it looks like their own internal system. ECommerce sales continue to rise as customers increasingly turned to this very efficient manner of ordering and tracking their supply needs. Customers using the web are able to increase expenditure control via user log-in and tailored product selection. They are also able to speed up their ordering process by viewing stock availability and pricing.  E-commerce sales accounted for 34% of total sales for 2002, up from 28% last year.

Paper Merchanting

Key figures (in millions of euro, except number of employees)

	2002	2001	2000
Net sales	2,988	3,126	3,014
Operating result before amortization and impairment of goodwill (EBITA) *	74	93	130
Number of employees at year-end	5,411	5,519	5,666

* the use of EBITA is explained in Item 5 “Operating and Financial Review and Prospects”.

General

Buhrmann’s Paper Merchanting Division purchases a wide range of paper products directly from manufacturers and sells them to different types of printers, publishers, sign makers and office market users in 25 countries, most of which are in Europe. Outside Europe, the Division maintains operations in the United States, South Africa and Southeast Asia. The market, which is becoming increasingly pan European, requires strong local or regional logistic services since customers need reliable service for relatively small orders to produce (very often) time sensitive publications. In terms of products, the Division focuses on high quality paper grades and specialities, with the goal of increasing the net operating result per ton of goods sold. Key success factors in this business include purchasing power (bulk buying discounts), regional market share (utilization of local warehouses), product range (one-stop shopping) and reliability of deliveries (time sensitive publications).

Industry overview

Buhrmann estimates that the European market for paper and related products is 28 million tons, with approximately 50 percent distributed from paper merchants directly to end customers and 50 percent by paper mills to end customers. The latter sales mainly comprise high volume end-user customers such as magazine and newspaper publishers and mail order catalogues. Paper merchants on the other hand play a significant role in the distribution of the higher value-added products for time-sensitive publications where product assortment, advice and service are the key differentiating factors. Buhrmann believes its Paper Merchanting Division is the market leader in this sector of the paper industry.

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

Customers are increasingly employing purchasing patterns that favor rapid delivery of small quantities of paper from a wide assortment of products and services. In addition, customers are requiring new levels of service, such as cutting sheets to specific lengths in the display market. Digital printing technologies are bringing a whole new class of customers to Buhrmann, as well as creating growth opportunities with existing customers.

Strategy

The Paper Merchanting Division serves four major markets through customer-oriented segment-specific business units: the commercial print market, the office market, the display market, and the packaging market.  Paper delivered to commercial printers is used in the production of high quality publications such as fashion magazines, automobile marketing materials, art books, and corporate publications such as annual reports. Office papers for use in copiers and desktop printers are sold to the office market, either directly to end-users or to resellers. This segment has maintained a growth rate that was higher than GDP development. Display products include materials used by screen printers to create advertising billboards, posters and the lettering and designs for shop windows, buses, aircraft and a number of other point-of-sale applications. The packaging consumables business is a niche market with significant growth potential, with both existing and new customers.

The Paper Merchanting Division will continue to pursue its strategy to increase profit margins, based on four pillars: retain existing customers and increase market share through offering superior customer service, the growth of sales under our own group brands, the growth of sales in profitable niches such as the display and packaging markets, and the increase of operational efficiencies by expanding sophisticated eCommerce solutions and by controlling internal costs.

The Paper Merchanting Division has been a pioneer in branding in the European paper industry. This strategy differentiates it from our competition and helps us to improve margins and consolidate our assortment. Its  ‘Hello’ brand remains the number one recognized coated wood-free paper in Europe (source: Opticom International Research 2002). ‘Hello’ is a premium brand that offers printers a wide range of coating surfaces. In 2002, the Division introduced ‘Core’ as a basic value brand of essential coated papers which provides printers with a less comprehensive service offer compared to the flagship brand ‘Hello’, and a different value proposition. ‘ON’, the Division’s wood-free premium uncoated paper continued to gain customer loyalty and displayed fast growth. In office papers, our ‘Motif’ and licensed ‘IBM’ papers offer sound customer value propositions to the office market. The Division’s proprietary branded sales in 2002 rose significantly as a percentage of total Division sales compared to the previous year.

Established trends in the industry favor paper merchants, indicating a growing need for faster deliveries of smaller quantities of specialized goods. As a market leader, the Paper Merchanting Division is well positioned to tap into the wide array of new opportunities. In the commercial print market the growth of smaller web-offset presses is driven by automatic make-ready and computer-to-plate systems. On the sheet-fed offset side the same drivers are bringing economic order quantities down. New digital printing presses are leading to entirely new customers and to entirely new opportunities with existing customers in all business units of the Paper Merchanting Division. The Division’s opportunity is to capitalize on its reputation for high service levels, technical assistance, stable local market operations and strong portfolio of exclusive brands. With this strategy, the company can grow its preferred partner status with all its customers.

Sales and marketing

Sales activities are organized in a decentralized way, based on the local structure of the operating companies. Sales are made by both field sales people and tele-sales staff, and in the larger companies sales methods are targeted by customer type. Local marketing activities are organized at operating company level. However, a central marketing strategy is applied to the Division’s brands which today already forms a considerable part of each merchant’s local assortment.

Logistics and purchasing

In 2002, the Paper Merchanting Division distributed 2.5 million tons of paper in 25 countries through its network of 38 operating companies (each with their own central warehouse), 247 customer service offices and 146 distribution centers which have cross-docking facilities and some storage capacity. Of the major warehouses, four are fully automated warehouses, and two have partial automation. Several are equipped with radio frequency systems, which allow speedy and accurate communication between order pickers and the warehouse control systems. Individual operating companies handle purchasing at the operational level and all are equipped with real-time order entry, credit control and order processing systems. The role of division management involves seeking strategic opportunities to align the objectives of major suppliers with individual merchants, acting as a central reservoir of market intelligence and facilitating intra-group relations.

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

Stock or warehouse sales

Stock or warehousing sales occur where customers order stock from the merchant frequently (average order size of around 250kg) where they require same or next-day delivery. The merchant typically carries 5,000-10,000 line items in stock, to meet the very wide range of products required by the merchant’s customers. Gross margins are higher than in the indent sales sector, since customers are prepared to remunerate for these services.

The volume split of business between indent and stock sales has changed little over recent years and in most countries in which the Paper Merchanting Division operates, is about 50:50. Although the consolidation of publishers and major (often reel-fed) printers increasingly tends to favor buying directly from paper mills, the growth of print-on-demand, office printing/copying, and the requirement for faster service favors the merchant channel, as does the continued fragmentation of the end-users market.

Competition

Individual companies typically have strong market positions in specific markets. Buhrmann estimates that, based on tons of paper sold, its Paper Merchanting Division is the market leader in the Netherlands and the United Kingdom and is among the leading merchants in Austria, Belgium, France, Germany, Italy and Ireland.

Information technology

Technology is a major enabler for operational efficiency. The Divisions has developed an eCommerce tool to connect with suppliers and customers. This eCommerce tool which it shares with the Graphic Systems Division was rolled out in 2002 to eight of its operating companies that together represent 57% of the Paper Merchanting Division’s sales. The Division plans to add more operating companies in 2003. Sales forces across Europe are working hard to familiarize customers with the benefits of making smaller, recurring orders on-line. The Division’s experience is that this tool is particularly effective in driving business when we are able to integrate it with its customers’ estimating and purchasing software systems. The Division is also leading the development of a European eCommerce platform to link large paper mills and paper merchants to improve supply chain efficiencies, progressively reducing our purchasing costs and driving down inventories.

Graphic Systems

Key figures (in millions of euro, except number of employees)

	2002	2001	2000
Net sales	489	565	556
Operating result before amortization and impairment of goodwill (EBITA) *	23	38	50
Number of employees at year-end	1,139	1,176	1,198

* the use of EBITA is explained in Item 5 “Operating and Financial Review and Prospects”.

General

Buhrmann’s Graphic Systems Division supplies consumables, graphic equipment (pre-press systems, printing presses, folding, cutting and binding machines) and provides service and maintenance for the graphic industry in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. The Division maintains and services an installed machine base that is valued at approximately EUR 5.6 billion. Some 8,000 different consumables are offered, ranging from offset plates to printing inks. The Division sells each product under its manufacturer’s brand name.

The Graphic Systems Division is an exclusive agent for Heidelberger, the largest manufacturer of printing equipment in the world, but also sells related products. In October 2002, Buhrmann and Heidelberg celebrated the 75th anniversary of their relationship. In December 2002,Buhrmann reached an agreement with Heidelberg on the continuation of Buhrmann’s distribution rights in the six European countries mentioned above. The new contract, which is included as Exhibit 4.14 to this annual report on Form 20-F, takes effect as of July 1, 2003 and runs for five years.

Heidelberger products account for approximately 70% of the Division’s sales. The emergence of new technologies has led to more streamlined and simplified printing processes. The application of these new technologies allows information to be transferred directly from the computer to the print-plate and via the printer to the finishing equipment where the cutting, folding and binding takes place. To complement the range of Heidelberger printing presses, Heidelberger also supplies high quality digital printers for the commercial printing and corporate environment. The Division distributes these digital printers mainly to the graphic arts market, which are able to diversify the product offerings and enhance the flexibility of the print capacity.

The Graphic Systems Division experiences more cyclicality in its results than Buhrmann’s other divisions because a substantial part of its sales consists of capital goods, such as printing presses, and thus is more directly susceptible to changes in the general economic climate.

Industry overview

The market for graphic systems consists of three basic categories: sales of pre-presses, printing and finishing machinery, services (on call and on contract), and sales of print consumables. Approximately 85% of the sales are attributable to distribution activities, and approximately 15% of the sales are a result of providing services. Buhrmann operates in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain as the exclusive distributor for Heidelberg.

The distribution of graphic systems is a fairly cyclical business, depending on the economic environment and technological changes. Offset printing accounts for a significant portion of the market and has grown at a steady rate of 2 to 3% per annum over the last decade. The existing population of printing presses historically needs to be replaced or adapted to directly receive digitized information. Since there are lead times between ordering and installing the equipment, an economic upswing does not immediately correlate with sales for the Division. Also, the major trade show for the graphic arts industry – DRUPA – is held only once every four years. This event usually results in increased sales of printing equipment because new technology is showcased or expected to be shown at this fair. The next DRUPA will be in May 2004. Buhrmann expects that the combination of improvements in the economy and the impact of the DRUPA fair will favorably affect sales in 2004.

The majority of printhouses in Europe are small companies employing no more than 20 people. By tradition, printers handle all the steps of the printing process (pre-press, printing, assembling and mailing) under one roof. Few printers specialize, for example, as a service bureau (essentially for pre-press), as a bindery or as a print center (handling low quality and short run print).

Strategy

Following a restructuring of the Graphic Systems Division in 1998 and a number of divestments, the Division is concentrating on the distribution and service of graphic equipment in six European countries. The Division continues its focus on reducing the cyclical nature of the graphic equipment business through expansion of its services contracts, supplies and spare parts businesses:

• Services, such as equipment maintenance/upgrading and customer training;

• Supplies stands for consumables used in the printing process, such as inks, plates and films;

• Spare parts for printing presses and other graphic machinery; together called the “3 Ss”.

As a benchmark, the gross margin of the “3 Ss” is now covering 58% of the total cost of the entire Graphic Systems Division, compared to 53% in 2001. The Divisions intends to grow its business by expanding the range of its offering in the “3s”.

In line with the Division’s focus on reducing the impact of the cyclical nature of the offset printing press business, the division will continue to invest in the digital printing segment. The digital market is a new channel for the Division, primarily comprised of corporate customers who do large amounts of in-house printing. The Division will serve this market with a state-of-the-art direct color imaging system branded NexPress, which is a joint development product of Heidelberg and Kodak, as well as providing service, technical support, and consumable supplies. Direct imaging technology enables personalized printing – a significant benefit for direct marketers – providing high quality, smaller print run quantities and very fast print job turnaround.

In 2002, the Division made an interactive internet sales system available for the sale of its supplies. This advanced sales application tool is contributing to an increase in sales of supplies.

The underlying strategic goal is to remain Heidelberger’s preferred distribution channel to the graphic arts market in Europe.

Sales and marketing

The Graphic Systems Division’s marketing strategy focuses on the selling and servicing of total printshop solutions, from equipment to training to service and support, to consumables/supplies. Heidelberger’s willingness to give exclusive distribution rights results in part from the value the Division adds through customer knowledge, the training and support programs. In addition, the customer relationships that the Division has maintained over the years are particularly important in marketing investment goods such as printing systems. The Division’s customer base is comprised of print shops and related specialized service bureaus. The sales cycle of printing equipment is lengthy and can spread over several years. Sales are generated through the sales force. Customer dedicated sales managers receive commissions on sales, providing an incentive for meeting sales targets.

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

Competition

The Graphic Systems Division’s competitors are the sales and marketing operations of other printing press manufacturers. Competition is primarily with respect to product quality, pricing, service and sales coverage. The Division has participated in the graphic arts markets for more than 75 years and has achieved a high market penetration in such markets. Graphic equipment sold by the Division can be found in print shops throughout the markets in which it operates. Good customer database management and printing knowledge combined with high quality service and equipment provide entrance barriers in these markets. The consumables market (film, plates and ink) is more fragmented and characterized by many small orders to be delivered on very short notice.

Information technology

Printing systems have become increasingly complex due to built-in functionalities and integrated expert guidance is needed to understand the benefits of one equipment offering versus another. The Graphic Systems Division employs sophisticated simulation tools to allow the customers to select the investment and machine configurations appropriate for them.

Each operating company has an Internet website that is linked to the worldwide Buhrmann and Heidelberger networks. An in-house eCommerce platform has been developed in close co-operation with the Paper Merchanting Division. Besides supplies, the services and spare parts business will be migrated to the new eCommerce platform which enables lower-cost sales growth and greater efficiency in ordering, servicing and distribution.

Risk control

Buhrmann has a Management Charter in place that describes most of the responsibilities and authority levels for the divisional and operational managers, including instructions with respect to risk control. Adherence to the Management Charter and Buhrmann’s policies is being monitored at various levels in the organization. There are also procedures for authorizing investments and acquisitions. Buhrmann uses a comprehensive management reporting system to monitor the Company’s performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Reporting of actual results takes place on a monthly basis and covers not only results, but also balance sheet and cash flow information. The management of risks associated with business activities, and compliance with local legislation and regulations is, in principle, the responsibility of local operational management. A system of authority limits for divisional and local operational management has been established. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system also triggers a flow of information to senior management of Buhrmann. The adequacy of the design and proper functioning of the internal control systems at the operating companies are periodically investigated by our internal audit department who reports its findings to division management, the Executive Board and the Audit Committee. Actions required to be taken pursuant to the reports are monitored by the same bodies. Operational and financial risks and the effectiveness of our internal control systems are evaluated by the Executive Board on an ongoing basis. Regularly, business reviews are carried out by senior management and the Executive Board. The Audit Committee of the Supervisory Board monitors adherence to the Company’s financial policy, the quality of the financial reporting and the effectiveness of it’s internal control systems and reviews the way in which the Executive Board is managing and monitoring the financial risks. The external auditors report on findings on internal control as part of the audit of the Consolidated Financial Statements.

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

Office Products

Our office products companies began to formulate an environmental policy plan in 1999.  This plan covers a number of areas. In-house environmental protection is aimed at further improving environmental awareness within our office products companies and in the systems employed to minimize the environmental impact. In the field of logistics, attention is given to the optimization of transport routes, efficient use of materials and the return of toners, pallets and packaging materials. We enable and encourage our customers to use environmentally friendly products by offering an extensive range of sustainable, or “green” products. In order to help our customers identify them, we use icons in catalogues as well as identifying labels, such as “EarthSaver®“ in the US, and we have issued a number of dedicated publications to support the awareness of these initiatives.

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

Our Office Products North America Division implemented dynamic routing systems which further increased the efficiency of our distribution processes, while at the same time reduced fuel consumption and carbon emission.

Paper Merchanting

The paper producers supplying our paper merchants have been conducting a pro-active policy for many years now in order to reduce the impact on the environment as far as possible. Partly at the instigation of our merchanting organization, the paper industry has for many years been actively engaged in further optimizing its sustainable forestry activities, using its raw materials and energy more efficiently in the mills and handling waste water safely. Given the importance of a responsible approach towards the use of natural resources and environmentally friendly production methods in the industry, Buhrmann’s Paper Merchanting Division chooses to select as its business partners suppliers that comply with sustainability standards. Paper producers are subject to independent environmental compliance and wood supply audits. For example, our paper laboratory at Proost & Brandt in the Netherlands offers environmentally conscientious customers of our Paper Merchanting Division scientific analyses of paper products. Our distribution companies are also to respond flexibly and swiftly to market requirements, such as the increasing demand for recycled paper or paper produced from chlorine-free bleached pulp.

The Paper Merchanting Division is pursuing the further increase of the efficiency of its distribution processes, while at the same time aiming to reduce fuel consumption and carbon emissions. Robert Horne (one of our paper merchanting subsidiaries in the UK) for example, introduced double-deckers in May 2001 which, as of mid-December 2002, saved approximately 521,000 miles in transportation and also reduced carbon emissions by an estimated 900 tonnes.

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

ORGANIZATION

Buhrmann NV is the ultimate parent company for the subsidiary companies that conduct its business on a worldwide basis. All significant subsidiaries are wholly owned, except for our Australian and New Zealand subsidiaries (Corporate Express Australia Ltd and Corporate Express New Zealand Ltd), in which Buhrmann owns a 52% interest. A list of significant subsidiaries is included as exhibit 8.1.

PROPERTY, PLANT AND EQUIPMENT

We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States and Europe for use in the ordinary course of business, which includes numerous sales offices, distribution centers and warehouses. Land and buildings had a book value of EUR 262 million at December 31, 2002.  Many of our leases contain options to renew and/or purchase the property. We do not own or lease any physical property which is considered material to us as a whole.

We periodically reasses the adequacy of our facilities and acquire or lease new properties as is necessary to provide adequate facilities for our business. We believe that our facilities are adequate for our current level of business. We are considering closing and selling or subleasing certain of our existing facilities, including the facilities we acquired rights to through acquisitions (see Item 5 “Operating and Financial Review and Prospects – Acquisitions and Divestments”), as part of the integration and rationalization process.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this section should be read in conjunction with, and is qualified by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this annual report. Our Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which in certain aspects differs from US GAAP. For a discussion of the principal differences between Dutch GAAP and US GAAP which affect the determination of our net result and group equity, see Note 32 to our Consolidated Financial Statements.

Operating result under US GAAP amounted to a loss of EUR 757 million in 2002 compared to a loss of EUR 301 million under Dutch GAAP and in 2001 an income of EUR 195 million under US GAAP compared to an income of EUR 341 million under Dutch GAAP. Amortization and impairment of goodwill in 2002 amounted to EUR 1,013 million under US GAAP and EUR 643 million under Dutch GAAP and in 2001 EUR 73 million under US GAAP and EUR 67 million under Dutch GAAP. Operating result before amortization and impairment of goodwill amounted to an income under US GAAP of EUR 256 million in 2002 compared to an income of EUR 342 million under Dutch GAAP and in 2001 an income of EUR 268 million under US GAAP compared to an income of EUR 408 million under Dutch GAAP.

A significant difference in classification between Dutch GAAP and US GAAP is the classification of expenses relating to restructuring measures, integration of acquired companies and write-offs on IT systems and distribution facilities which under Dutch GAAP are classified as extraordinary expenses and under US GAAP as operating expenses. Excluding the aforementioned restructuring and integration expenses, which were under US GAAP EUR 101 million in 2002 and EUR 152 million in 2001, operating result amounted to a loss of EUR 656 million under US GAAP in 2002 compared to a loss of EUR 301 million under Dutch GAAP and in 2001 an income of EUR 347 million under US GAAP compared to an income of EUR 341 million under Dutch GAAP. Operating result before amortization and impairment of goodwill of EUR 1,013 million under US GAAP and EUR 643 million under Dutch GAAP in 2002  and excluding the aforementioned expenses that are classified as extraordinary under Dutch GAAP, amounted to an income of EUR 357 million under US GAAP compared to an income of EUR 342 million under Dutch GAAP. In 2001, operating result before amortization and impairment of goodwill of EUR 73 million under US GAAP and EUR 67 million under Dutch GAAP and excluding the aforementioned expenses that are classified as extraordinary under Dutch GAAP, amounted to an income of EUR 420 million under US GAAP compared to an income of EUR 408 million under Dutch GAAP.

Buhrmann believes that by excluding expenses relating to restructuring measures, integration of acquired companies and write-offs on IT systems and distribution facilities and by excluding amortization and impairment of goodwill from operating result, comparability is enhanced because under Dutch GAAP these expenses are presented as extraordinary expenses whereas under US GAAP they are presented as operating expenses. In addition, as of 2002 goodwill is no longer amortized under US GAAP but tested annually for impairment. Operating result before restructuring and integration expenses as well as before amortization and impairment of goodwill should not be considered as a substitute for operating result, net result, cash flow or other statements of operations or cash flow computed in accordance with Dutch GAAP or US GAAP or as a measure of the Company’s result of operations or liquidity.

Under US GAAP net result in 2002 was a loss of EUR 941 million and in 2001 an income of EUR 35 million. Under Dutch GAAP net result in 2002 was a loss of EUR 588 million and an income of EUR 55 million in 2001.

Critical accounting policies

The preparation of financial statements in accordance with accounting principles generally accepted in the Netherlands and in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Buhrmann bases its estimates on historical experience which are evaluated on an on-going basis. If actual amounts are ultimately different than previously estimated, the revisions are included in the Company’s results for the period in which the actual amounts become known. Buhrmann believes that the accounting policies that are both important in determining financial conditions and results of operations and require the most difficult, subjective judgments, relate to: impairment and amortization of goodwill; impairment and depreciation of tangible fixed assets; accounting for legal proceedings; deferred taxes; provision for uncollectable accounts receivable; rebates from suppliers;valuation of inventories; provisions for restructuring and integration; currency translation and exchange differences on loans and currency swaps; and accounting for pensions. Buhrmann’s accounting policies, including the aforementioned critical accounting policies, are discussed in the Notes to the Consolidated Financial Statements in Item 18, including Note 32 which discusses the differences between Dutch GAAP and US GAAP.

Impairment of goodwill

Goodwill is tested for impairment at least once annually or more frequently if changes in circumstances indicate that an impairment may have occurred. Under the impairment test under Dutch GAAP, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Under Dutch GAAP, any excess of book value over fair value is recorded as an impairment of goodwill, if the impairment is expected to be permanent. The fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values. Under US GAAP, a two-step process is performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. The fair value of the reporting unit is calculated based on discounted future cash flows and residual values as under Dutch GAAP. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step is performed. The second step is to measure the amount of impairment loss, if any, and requires that assets and liabilities, including unrecognized intangible assets such as brand names and customer and supplier relationships, be assigned fair values in a hypothetical purchase price allocation to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded for the difference.

In 2002, Buhrmann recorded an impairment charge on goodwill of EUR 573 million under Dutch GAAP and EUR 1,012 million under US GAAP. The Company’s judgments relating to the expected future cash flows, residual values and the fair value of assets and liabilities including unrecognized intangible assets are affected by factors such as changes in economic conditions and changes in operating performance. These factors may change over time and may cause the Company to record additional impairment charges which may adversely impact operating result and net result. The impairment charge is sensitive to the discount rate chosen. The discount rate is reflecting the risk inherent to the Company’s business and the normative financing profile as apparent in the industry. A 0.5% higher discount rate would have resulted in an approximately EUR 160 million higher impairment charge under both Dutch GAAP and US GAAP. Conversely, a 0.5% lower discount rate would have resulted in an approximately EUR 180 million lower impairment charge under both Dutch GAAP and US GAAP. As almost the full amount of the impairment charge is not tax deductible, the higher or lower amount of impairment would impact net result almost fully.

Amortization of goodwill

Under US GAAP, as of January 1, 2001 goodwill is no longer amortized. Under Dutch GAAP, goodwill is amortized over the expected economic life. The assessment of the economic life is based on the consideration that a permanent advantage is being realized. Consequently, the maximum amortization period of 40 years, as allowed under Dutch GAAP, has been applied. The table below demonstrates the impact to amortization charge in the event that the economic life is less than originally assessed by showing the amount by which the amortization charge of EUR 70 million in 2002 would be increased (amounts in millions of euro):

Revised economic life:	Increase in amortization charge (annualized):

30 years	23
20 years	70
10 years	210

As almost the full amount of this amortization charge is not tax deductible, the above additional charges would impact net result almost fully.

Impairment and depreciation of tangible fixed assets

When facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability is performed by comparing the carrying value of the assets to their fair values to determine if an impairment needs to be recorded.  Fair values are estimated based on projected discounted future cash flows under Dutch GAAP and undiscounted future cash flows under US GAAP. Under Dutch GAAP, an impairment charge is only recorded if the impairment is expected to be permanent. In 2002, the Company recorded impairment losses on IT, distribution infrastructure and other long-lived assets of EUR 51 million. The Company’s judgments relating to the expected useful lives of tangible fixed assets and its ability to realize cash flows in excess of the carrying value of these assets are affected by factors such as the ongoing maintenance and improvements of these assets, changes in economic conditions and changes in operating performance. These factors may change over time and may cause the Company to record impairment charges which may adversely impact operating result and net result.

Legal proceedings

Buhrmann is involved in various legal and regulatory proceedings arising in the normal course of its business.  Buhrmann may accrue for the estimated probable costs to resolve these proceedings. The accruals are determined in consultation with in-house and outside counsels and are based on the analysis of potential results, assuming a combination of litigation and settlement strategies. Operating result and net result could be materially affected by changes in our assumptions or the effectiveness of our strategies relating to these proceedings.

Deferred taxes

Buhrmann has a considerable amount of loss-carryforwards. For these loss-carryforwards and for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes, deferred tax assets and liabilities are recognized. Buhrmann records valuation allowances to reduce deferred tax assets to the amount the deferred tax assets are likely to be realized. In determining these valuation allowances and deferred tax liabilities, Buhrmann’s assessment of future taxable income, tax planning strategies and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with in-house and outside tax experts. If actual future taxable income is different than originally assessed, if tax planning strategies fail to materialize or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation allowances on deferred tax assets and the deferred tax liabilities may have to be adjusted which may affect Buhrmann’s reported tax expense and net result in future years.

Provision for uncollectable accounts receivable

Buhrmann records provisions for uncollectable accounts receivables. These provisions are based on historical information taking into account current and expected market conditions, assessment of service disputes with customers as well as estimates of potential non-collection of the receivables. If the financial condition of Buhrmann’s customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for uncollectability may be required which affect operating result and net result.

Rebates from suppliers

Buhrmann receives various types of rebates from suppliers, most of which are based on purchased volumes or on the inclusion of certain products in Buhrmann’s assortment (catalogue) or received for entering into a contract with a certain supplier. Volume based rebates are settled in arrears, usually on a quarterly or annual basis.  Buhrmann accrues volume based supplier rebates on the basis of prudently estimated volumes for the reporting period and if the rebates are expected to be received within nine months after year-end or longer if a payment schedule is agreed with the suppliers. Rebates received or accrued relating to unsold goods at balance sheet date are deducted from the value of the related inventories and are not included in income. The unearned rebates at balance sheet date are recognized in income in the following year when the relevant inventories are sold to third parties. Rebates received for entering into a contract with suppliers are recorded as income evenly over the contract period, with a maximum of three years. No provisions for collection risk are recorded unless specific events indicate that collection of the rebates is less certain either due to a credit event at the supplier or a dispute on the actual rebate amount.

Actual rebates received could be different than originally accrued which could impact operating result and net result.

Valuation of inventories

Inventories are valued at historic cost or at management’s best estimate of lower market value if applicable. Historic cost includes the purchase price, net of volume related rebates and cash discounts received from suppliers, duties, insurance and in-bound transportation costs. Overhead costs are not included in historic cost due to immateriality. In addition, a provision for obsolesence is recorded based on historical information, taking into account current and expected market conditions. If actual market conditions are less favorable than originally expected, additional markdowns or additional provisions for obsolesence may be required which may have an adverse affect on operating result and net result.

Provisions for restructuring and integration

Buhrmann records provisions for integration and restructuring relating to the integration of acquired businesses and cost saving restructuring measures. These provisions are based on Buhrmann’s best estimate of costs to be incurred for, among other things, severance payments, termination fees and penalties for rental and other contracts. If actual costs are different than originally estimated, the provisions for restructuring and integration may be insufficient which could affect operating result and net result. Furthermore, additional restructuring measures may be necessary depending on changes in economic conditions and operating performance which may result in additional provisions which in turn may affect operating result and net result. Buhrmann records a restructuring provision under US GAAP under the same guidelines as Dutch GAAP, except that communication to the affected employees must occur prior to period-end under US GAAP and under Dutch GAAP prior to the publication date of the financial statements.

Currency translation and exchange differences on loans and currency swaps

In principle, currency translation and exchange differences on loans (intercompany and external third party loans) and currency swaps are recorded in income. Translation and exchange differences on intercompany loans extended by a Group company (including the parent) to another Group company are recorded directly in shareholders’ equity insofar as these loans are designated as permanently invested.

The designation of loans as permanently invested requires certain subjective judgments from management as to, among other things, the intended renewal of loans at maturity and hedge effectiveness.

Pensions

Buhrmann’s operating companies in Europe offer a variety of defined benefit plans, in addition to government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, these defined benefit plans are insured in separate trusts (pension funds) to which Buhrmann makes contributions.

Under Dutch GAAP, these pension funds are not included in the Consolidated Financial Statements. The periodically paid contributions to these pension funds are expensed when incurred. In case the Company is obligated to make additional contributions to the pension plans in order to meet minimum funding levels, as required by local law or specific arrangements, an accrual is recorded. The funding levels are based on, among other things, actuarial assumptions and market value of the pension funds’ assets. Actual circumstances could change the impact of these assumptions which could result in additional contributions which could have an adverse affect on Buhrmann’s operating result and net result.

Under US GAAP, the Company accounts for pensions in accordance with SFAS No. 87 under which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. SFAS No. 87 requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of SFAS No. 87 requires that management makes use of assumptions regarding discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing plan assets and benefit obligations. Actual circumstances could change the impact of these assumptions giving rise to different plan assets and benefit obligations, reflected as additional income or expense which could affect Buhrmann’s operating result and net result.

Forward-looking statements

This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under “Risk Factors” in Item 3 and elsewhere in this document, our actual results may differ materially from those anticipated in these forward-looking statements. We assume no obligation to update the forward-looking statements of such factors.

Overview

As an international business services and distribution group, Buhrmann is a major global distributor of office products, paper and graphic systems for the business market. Buhrmann’s activities are grouped into three segments: Office Products, Paper Merchanting and Graphic Systems. Witin Office Products, there are three divisions: North America, Europe and Australia. For reporting purposes, the Office Products Europe and Office Products Australia Divisions are combined. The Office Products Divisions’ customer base is spread over many industries and sectors including governmental agencies; most of these customers are large- or medium-sized. The Paper Merchanting and Graphic Systems Divisions depend primarily on graphic markets in Europe.

Major events

The following events substantially affected the Consolidated Financial Statements in 2002 and 2001:

2002

In December, extraordinary charges of EUR 111 million before tax were taken for restructuring plans which include further reductions in the workforce and write-offs of redundant IT systems and distribution facilities.

In December, an impairment charge on goodwill of EUR 573 million was recorded.

The year-end exchange rate of the US dollar against the euro was 19% lower and the average exchange rate was 6% lower compared to 2001.

2001

In March, Buhrmann raised EUR 665 million, net of expenses, through an issue of Ordinary Shares. The share issue was primarily done for funding the acquisitions of the office supplies divisions of Samas Groep NV US Office Products Company (USOP).

In April, the office supplies division of Samas was acquired for a debt-free price of EUR 321 million in cash. This acquisition resulted in goodwill of EUR 290 million.

In May, Corporate Express, Inc. acquired the assets of USOP’s North American office products business. The purchase price for the USOP business was USD 172 million (EUR 193 million) in cash. This acquisition resulted in goodwill of USD 151 million (EUR 144 million).

In May, extraordinary expenses of EUR 86 million before tax were recorded in connection with cost reduction measures, including a reduction in the work force principally in North America and in Europe, and for expenses relating to the integration of the office supplies divisions of Samas and USOP.

In 2000 no events took place that substantially affected the Consolidated Financial Statements.

Acquisitions and Divestments

Acquisitions

In the course of 2001, Buhrmann made major acquisitions and divestments which affect comparability as these acquisitions and divestments are included for the full year in the 2002 Consolidated Financial Statements. In April 2001, Buhrmann acquired the office supplies division of Samas and in May 2001 Buhrmann acquired the North American office products activities of USOP. In 2002 and 2000, no major acquisitions or divestments took place.

Buhrmann has realized synergies as a result of the integration of the acquired Samas and USOP activities which was completed in the course of 2002. The synergies connected with these integrations relate to favorable sourcing capabilities and scale-of-operation efficiencies, such as the consolidation of warehouses and distribution facilities.

In 2002, 2001 and 2000 a number of smaller acquisitions and divestments were made.

In 2002, total spending on acquisitions amounted to EUR 10 million, excluding assumption of debt, in 2001 EUR 578 million and in 2000 EUR 113 million.

The following table lists per division sustantially all of Buhrmann’s acquisitions since the beginning of 2000 through 2002.

Acquired Business	Year	Division	Country
North American office products activities of US Office Products Company	2001	Office Products North America	United States
Office supplies division Samas - Groep NV	2001	Office Products Europe	The Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland
ANFA	2000	Office Products Europe	France
Windscreen	2002	Office Products Australia	Australia
Jupiter	2002	Office Products Australia	Australia
Transcript	2002	Office Products Australia	Australia
Storewide Office National	2001	Office Products Australia	Australia
Allied Office Products	2001	Office Products Australia	Australia
Graphico Office Choice	2001	Office Products Australia	Australia
Ambassador Stationary	2000	Office Products Australia	Australia
Promotif Marketing	2000	Office Products Australia	Australia
QCS	2000	Office Products Australia	Australia
Joy Hunt	2000	Office Products Australia	Australia
Erivier	2001	Paper Merchanting	Belgium
Papernet Scandinavia	2001	Paper Merchanting	Denmark
Udesen Grafisk Fagcenter	2001	Paper Merchanting	Denmark
Finpapperspecialisten	2000	Paper Merchanting	Sweden, Denmark, Finland
Precision Publishing Papers	2000	Paper Merchanting	United Kingdom
Wilhelm	2000	Paper Merchanting	Germany
Williaam Cox	2000	Paper Merchanting	United Kingdom

Acquired Business	Year	Division	Country
Krijt Krommenie	2000	Paper Merchanting	The Netherlands
Ropapin	2000	Paper Merchanting	The Netherlands
Christian Christensen & Co	2000	Paper Merchanting	Denmark
Union Papelera	2000	Paper Merchanting	Spain
Caledonia	2000	Paper Merchanting	Italy
Grafiskt Papper	2000	Paper Merchanting	Sweden

Divestments

At the end of 1999, Buhrmann sold part of its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), as it was no longer considered core business. In May 2000, Buhrmann sold the remaining part of this former division to Specialist Computer Holdings plc of Great Britain, a large privately owned technology group. Buhrmann financed a portion of the consideration through loan notes issued by the purchaser. Compu’Train, the IT training unit , was sold separately in February 2000.

In addition, Buhrmann has divested several smaller non-core businesses. In 2000, the Call Center Services of Corporate Express in North America were sold. In early 2001, the IT and Telecom Unit of Corporate Express in the Netherlands was sold and in June 2001 the sale of NPO Sistemi S.p.A., the value added reseller business of Corporate Express Italy, was completed. A precondition for approval from the European Commission for the Company’s acquisition of the Samas office supplies division was the sale of Buhrmann’s Dutch subsidiary Corporate Express Nederland BV (Zwolle). This sale was affected in November 2001, but the name was retained by Buhrmann.

The following table lists Buhrmann’s significant divestments since the beginning of 2000 through 2002:

Divested Business	Year
Corporate Express Nederland BV	2001
NPO Sistemi S.p.A.	2001
Call Center Services	2000
Compu’ Train	2000
Information Systems Division	2000

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, net sales, added value and operating result by Buhrmann’s divisions as well as net sales and operating result by geographic region.

	Year ended December 31,
	2002	2001	2000
	(in millions of euro)
SUMMARY BY DIVISION
Net Sales:
Office products North America	4,931	5,221	4,703
Office products Europe and Australia	1,540	1,496	1,330
Paper Merchanting	2,988	3,126	3,014
Graphic Systems	489	565	556
Total	9,948	10,408	9,603

Added Value:
Office products North America	1,261	1,388	1,354
Office products Europe and Australia	413	398	357
Paper Merchanting	461	475	487
Graphic Systems	118	135	143
Total	2,253	2,396	2,341

Operating Result:
Office products North America	197	242	333
Office products Europe and Australia	64	53	41
Paper Merchanting	74	93	130
Graphic Systems	23	38	50
Corporate	(16)	(18)	(8)
Operating result before amortization and impairment of goodwill	342	408	546
Amortization of goodwill	(70)	(67)	(55)
Impairment of goodwill	(573)	—	—
Total	(301)	341	491

	Year ended December 31,
	2002	2001	2000
	(in millions of euro)
SUMMARY BY GEOGRAPHIC REGION
Net Sales:
United States	4,665	4,952	4,424
United Kingdom	1,251	1,294	1,183
The Netherlands	961	995	916
Rest of EMU members	2,111	2,243	2,252
Rest of Europe	281	273	223
Rest of the World	679	651	605
Total	9,948	10,408	9,603

Operating Result:
United States	179	224	314
United Kingdom	32	28	37
The Netherlands	27	27	40
Rest of EMU members	31	63	70
Rest of Europe	6	6	12
Rest of the World	67	60	73
Operating result before amortization and impairment of goodwill	342	408	546
Amortization of goodwill	(70)	(67)	(55)
Impairment of goodwill	(573)	—	—
Total	(301)	341	491

Use of EBITA

Buhrmann evaluates operating performance based on several factors, including its primary financial measure of operating result before amortization and impairment of goodwill (EBITA). Buhrmann believes EBITA to be an important indicator of the operational strength and performance of its business, including the ability to generate cash to repay long-term debt. In addition, EBITA eliminates the uneven effect across all the Company’s business segments of amortization of goodwill which under Dutch GAAP was written-off directly to shareholders’ equity prior to January 1, 1997. However, EBITA should be considered in addition to and not as a substitute for, operating result, net result and other primary financial measures of performance.

Results of operations - year ended December 31, 2002 compared to year ended December 31, 2001

Nearly every segment of our business was challenged by unfavorable economic circumstances as our customers reduced spending on office products and graphic products and supplies. In our largest market –the United States – approximately 75% of our existing customers purchased less office products in 2002 than in the previous year.

In order to cope with this environment, we diligently explored opportunities to conserve resources and to help the company to continue to generate a positive cash flow.

In the fourth quarter of 2002, we started the implementation of further restructuring initiatives in the wake of continued uncertainties regarding overall business activity in our major markets. We took an extraordinary charge of EUR 111 million before tax in the fourth quarter of 2002 to account for the actions which include restructurings, as well as write-offs of redundant IT assets and distribution facilities.

In addition – and perhaps more importantly – we took the following further decisive actions throughout the year to enhance the competitive strengths of the Company:

• we continued to refine our world-class business-to business distribution infrastructure that enables us to offer superior customer service. This provides us with a tangible competitive advantage. In many cases, our businesses improved market positions;

• our operational efficiency, particularly in our office products businesses, improved significantly during the year, which puts our Company in an excellent position to benefit from a future economic upturn;

• our Paper Merchanting Division continued to demonstrate the economic importance of its customer service orientation by simultaneously gaining more market share and improving margins while the overall market volume slightly decreased;

• we completed the integration of the acquired USOP activities and the office supplies division of Samas, ahead of schedule;

• our eCommerce initiatives continued to make progress. Our new E-way platform for our US office supplies customers became fully operational in the third quarter of 2002. The Paper Merchanting and Graphic Systems Divisions continued the roll-out of our eCommerce initiative during the year. Buhrmann’s total eCommerce sales in 2002 increased to an annual run-rate of about EUR 1.5 billion;

• we continued to make progress in managing our working capital by reducing the number of days receivables were outstanding and increasing inventory turnover. Average working capital decreased from 13.3% to 12.9% of sales.

Consolidated results

In the course of 2001, Buhrmann made major acquisitions and divestments which affect comparability as these acquisitions and divestments are included for the full year in the 2002 Consolidated Financial Statements. In April 2001, the office supplies division of Samas was acquired and in May 2001, Buhrmann acquired the North American office products activities of USOP. In November 2001, the sale of Corporate Express Nederland B.V. (Zwolle) was completed.

The results of operations measured in euro in 2002 were also substantially affected by the 6% lower average exchange rate of the US dollar against the euro in 2002 compared to 2001.  The changes at constant rates, as set forth in the tables below, exclude the effect of currency exchange rate movements.

Net sales; added value; operating result

In millions of euro

	2002	2001	change in EUR	change at constant rates
Net sales	9,948	10,408	(4.4)%	(1.6)%
Added value	2,253	2,396	(6.0)%	(2.9)%
Operating result before amortization and impairment of goodwill (EBITA)	342	408	(16.2)%	(13.4)%
Amortization of goodwill	(70)	(67)	4.5%	6.1%
Impairment of goodwill	(573)	—	—	—
Operating result	(301)	341	—	—

Added value as a percentage of net sales	22.6%	23.0%
EBITA as a percentage of net sales	3.4%	3.9%
Operating result as a percentage of net sales	(3.0)%	3.3%

Net sales. As stated earlier, adverse economic conditions negatively affected our 2002 results, resulting in a net sales decrease of 4.4% to EUR 9,948 million in 2002 from EUR 10,408 million in 2001 for the Buhrmann Group.  At constant rates, net sales decreased by 1.6%. The organic decline (excluding the effects of acquisitions, divestments and currency exchange rate movements) was 2%. With the notable exception of our software business, ASAP, our North American and European Office Products Divisions experienced reduced demand from customers, who continued to reduce overall employee headcounts as well as per capita spending on office products during 2002. The continued slowdown in advertising and direct marketing expenditure resulted in reduced spending by customers of our Paper Merchanting and Graphic Systems Divisions. Our Australian Office Products Division, however, enjoyed excellent sales growth in 2002 compared to 2001.

Added value. In 2002, total added value decreased as a result of lower net sales and changes in the sales mix. The full year consolidation in 2002 of the businesses acquired in 2001 had a positive effect on added value. The net effect was a decrease in added value of 6.0% to EUR 2,253 million in 2002 from EUR 2,396 million in 2001. Measured at constant exchange rates, the decline in added value in 2002 compared to 2001 was 2.9%.

Operating result. Operating result before amortization and impairment of goodwill decreased by 16.2% to EUR 342 million in 2002 from EUR 408 million in 2001. Measured at constant exchange rates, the operating result before amortization and impairment of goodwill decreased by 13.4% in 2002. Operating costs (excluding depreciation of tangible fixed assets and amortization and impairment of goodwill) decreased by EUR 82 million in 2002 compared to 2001. At constant rates the decrease was EUR 22 million. This operating result has been achieved as cost savings resulting from the successful integration of acquired businesses and additional restructuring measures have partly offset the effects of lower sales volumes and a sales mix that included a larger proportion of lower-margin products. Depreciation costs of tangible fixed assets increased by 4.6% mainly due to the full year consolidation of the aforementioned acquisitions and a reduction in 2001 following the reassessment of the useful lives of some tangible assets in the Paper Merchanting Division.

Amortization costs of goodwill were EUR 70 million in 2002 compared to EUR 67 million in 2001. Following the outcome of the annual impairment test, an impairment of EUR 573 million on the remaining goodwill was recorded in the fourth quarter of 2002. Buhrmann’s solvency ratio (group equity as a percentage of total assets) remains well above 30%. The write-down reflects the recent business performance, which is lower than expected when the relevant acquisitions were made. These include acquired businesses in our Office Products Divisions, both in Europe and in the US, and in the Paper Merchanting Division. In addition, reduced visibility concerning future performance has led to a higher discount factor (cost of capital) for calculating the fair value of the business.

Operating result after amortization and impairment of goodwill was a loss of EUR 301 million in 2002 compared to an income of EUR 341 million in 2001.

Financial income and expense; Minority interests; Taxation

in millions of euro

	2002	2001

Net financing costs	(199)	(210)
Results from participations and other financial results	16	(3)
Minority interests	(12)	(9)
Tax expense on result from operations	(18)	(24)
Total	(213)	(246)

Net financing costs. Net financing costs consist primarily of interest costs and amortization of capitalized financing fees, relating primarily to the Senior Credit Facility entered into in 1999 to fund the merger with Corporate Express and the securitization program. Net financing costs decreased by 5.4% to EUR 199 million in 2002 from EUR 210 million in 2001. Lower interest margins following the expansion of the securitization program with the issue of Medium Term Notes, lower average interest-bearing debt, lower overall interest rates and foreign currency exchange gains caused net financing cost to decrease. Lower interest was partly offset by an increase in amortization of financing fees to EUR 22 million in 2002 from EUR 16 million in 2001, mainly due to a write-off in connection with early redemption of debt.

Results from participations and other financial results. A number of incidental items, such as the release of a provision for uncollectibility of loan notes related to the sale of the Information Systems Division, resulted in EUR 16 million income under results from participations and other financial results.

Minority interests. Minority interests mainly represents the 48% share of third parties in the result of Corporate Express Australia Ltd.

Tax expense on result from operations. The effective tax rate amounted to 12.2% in 2002, compared to 11.8% in 2001, and is below Buhrmann’s weighted average statutory tax rate of 25.6% in 2002, compared to 26.2% in 2001,  due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives. Tax expense in 2002 benefited from changes in the composition of the geographic distribution of taxable earnings and finalized tax audits leading to a release of allowances which were recorded in previous years and which are no longer deemed necessary.

Result from continuing operations;  extraordinary result from continuing operations

in millions of euro

	2002	2001

Result from continuing operations before extraordinary items and before amortization and impairment of goodwill	129	162
Amortization and impairment of goodwill	(643)	(67)
Result from continuing operations before extraordinary items	(514)	95
Extraordinary result from continuing operations	(74)	(40)
Net result	(588)	55

Result from continuing operations before extraordinary items. Result from continuing operations before extraordinary items was a loss of EUR 514 million in 2002 compared to an income of EUR 95 million in 2001. Result from continuing operations before amortization and impairment of goodwill (cash earnings) was an income of EUR 129 million in 2002 compared to EUR 162 million in 2001, a reduction of 20.2%. Per Ordinary Share, fully diluted result from continuing operations before amortization and impairment of goodwill decreased by 27.5% to EUR 0.74 in 2002 from EUR 1.02 in 2001.

Extraordinary result from continuing operations. Extraordinary result from continuing operations was a loss of EUR 74 million in 2002 compared to EUR 40 million in 2001.

Extraordinary result from continuing operations in 2002 consisted of extraordinary income of EUR 10 million and extraordinary losses of EUR 113 million and a related tax gain of EUR 29 million. Extraordinary income relates to a release of EUR 10 million of a provision for warranties relating to divested companies in previous years which were settled in 2002. Extraordinary losses in 2002 includes a charge of EUR 111 million relating to both restructuring measures and write-offs on IT and distribution infrastructure. The restructuring aims to achieve operational cost reductions in both the Office Products Divisions in North America and Europe as well as the Paper Merchanting Division. It concerns a net headcount reduction of about 1,100 fulltime employees.

Extraordinary result from continuing operations in 2001 consisted of extraordinary income of EUR 20 million, extraordinary losses of EUR 86 million and a related tax gain of EUR 26 million. In February 2001, Buhrmann sold its remaining interest in Sappi Limited. After the settlement of hedging and other transaction costs, this resulted in extraordinary income of EUR 20 million. Extraordinary expense in 2001 consisted of expenses relating to cost reduction measures, including a reduction in the workforce, of EUR 45 million and EUR 41 million for expenses relating to the integration of the office supplies divisions of USOP and Samas that did not qualify as goodwill and for certain expenses relating to the sale of Corporate Express Nederland BV.

Net result. Consequently, net result was a loss of EUR 588 million in 2002 compared to an income of EUR 55 million in 2001.

Office Products North America

Key figures in millions of euro

	2002	2001	change in EUR	change at constant rates
Net sales	4,931	5,221	(5.5)%	(0.5)%
Added value	1,261	1,388	(9.1)%	(4.1)%
Operating result before amortization and impairment of goodwill (EBITA)	197	242	(18.7)%	(14.3)%
Amortization of goodwill	(48)	(48)	—	(5.4)%
Impairment of goodwill	(423)	—	—	—
Operating result	(274)	194	—	—

Added value as a percentage of net sales	25.6%	26.6%
EBITA as a percentage of net sales	4.0%	4.6%
Operating result as a percentage of net sales	(5.5)%	3.7%

Net sales. In the Office Products North America Division, net sales decreased by 5.5% to EUR 4,931 million in 2002 from EUR 5,221 million in 2001. At constant rates, sales were almost level, posting a 0.5% decline. When comparing sales, the acquisition of the USOP activities in mid-May 2001 should be taken into account. In 2002, the organic sales growth was nil. Sales of office supplies declined, whereas the demand in sales of computer supplies and desktop software increased in 2002. Within office supplies and furniture, we experienced a lower demand from our existing customers, which can be attributed to the negative economic conditions in the United States and Canada, which could not be compensated by our new account wins. Furthermore, within office supplies, sales volumes of computer supplies increased markedly, while sales of furniture along with other higher margin discretionary items decreased, due in part to cost-cutting measures by strategic account customers. In response to the lower demand for office products, the division has reduced inventories, which had led to both a reduction in capital employed and a consequent decrease in volume related rebates from our suppliers. Another activity that did increase sales, however, was the Division’s software business ASAP, which can be attributed in part to strong promotions by a software supplier during the year.

Added value. In the Office Products North America Division, added value decreased by 9.1% to EUR 1,261 million in 2002 from EUR 1,388 million in 2001. Excluding currency translation effects, the decrease was 4.1%. The percentage of lower margin software and computer supplies sales increased relative to sales of furniture and other higher margin discretionary items compared to 2001. The proportion of contract sales increased and, in addition, strategic and large-account customers accounted for an increasingly large portion of the Division’s sales. As a consequence, the gross margin was lower. In general, gross margins for individual products and services were relatively stable. Apart from the pressure on the overall gross margin, the decrease in volume related supplier rebates and higher allowances paid to our customers had an adverse effect on added value. This was partly offset by the full year consolidation in 2002 of the previously acquired USOP business.

Operating result before amortization and impairment of goodwill. In the Office Products North America Division, operating result before amortization and impairment of goodwill decreased by 18.7% to EUR 197 million in 2002 from EUR 242 million in 2001. Adjusted for currency translation effects, the decrease is 14.3%. Lower added value was only partly compensated by a decrease of more than 7% in labor and other operating costs compared to 2001. Significant synergy savings were realized through the successful integration of the acquired USOP business, which was completed in the course of 2002 and the implementation of the restructuring program announced in May 2001. Total operating costs including depreciation improved as a percentage of sales from 21.9% in 2001 to 21.6% in 2002.

Office Products Europe and Australia

Key figures in millions of euro

	2002	2001	change in EUR	change at constant rates
Net sales	1,540	1,496	2.9%	3.2%
Added value	413	398	3.6%	3.9%
Operating result before amortization and impairment of goodwill (EBITA)	64	53	20.3%	20.6%
Amortization of goodwill	(15)	(13)	14.3%	12.8%
Impairment of goodwill	(124)	—	—	—
Operating result	(75)	40	—	—

Added value as a percentage of net sales	26.8%	26.6%
EBITA as a percentage of net sales	4.2%	3.6%
Operating result as a percentage of net sales	(4.9)%	2.7%

Net sales. Net sales in the Office Products Europe and Australia Divisions combined increased by 2.9% to EUR 1,540 million in 2002 from EUR 1,496 million in 2001. Measured at constant exchange rates, the increase amounted to 3.2%. This is mainly due to the full year consolidation in 2002 of the acquired office supplies division of Samas-Groep in April 2001. Organically, sales in the Office Products Europe and Australia Divisions combined were approximately 2% lower than last year.

 In Europe, sales declined by about 7% organically. As with other Buhrmann Divisions, Corporate Express Europe experienced lower business volumes because of the continuing economic slowdown. Many large customers considerably decreased their white-collar headcount and further reduced their operating costs by restricting their  consumption of office supplies. The decline particularly occurred in countries in which we depend to a major extent on the large-account customers market segment. This is especially the case in Germany, the UK and the Netherlands. In other European countries we have a strong position in the customer segment of medium-sized companies. Here our operations continued to enjoy healthy sales growth.

Our Australian/New Zealand based Office Products Division again recorded excellent profitability on buoyant sales levels, though signs of weakening in the Australian economy began to put pressure on the still robust earnings growth in second half of the year. Net sales in this Division increased by 18.6% to EUR 419 million in 2002 from EUR 353 million in 2001 with organic growth accounting for about 14% of the increase and acquisitions for about 5%. The company completed six acquisitions for the year, adding EUR 25 million in annualized sales. These acquisitions improved regional coverage as well as added to the product range offered to customers.

Added value. Added value in the Office Products Europe and Australia Divisions combined increased by 3.6% to EUR 413 million in 2002 from EUR 398 million in 2001, or 3.9% measured at constant exchange rates. This increase is predominantly a result of the sales growth in Australia and the full year consolidation in 2002 of the acquired Samas business. In the Office Products Europe Division, the gross margin increased as a result of the further penetration of products sold under its own corporate brand and the use of customer profitability analyses.  Overall gross margins for individual products and services were relatively stable. Added value was negatively impacted by an increase in delivery expenses.

Operating result before amortization and impairment of goodwill. Operating result before amortization and impairment in the Office Products Europe and Australia Divisions combined increased by 20.3% to EUR 64 million in 2002 from EUR 53 million in 2001. Adjusted for currency translation effects, the improvement amounted to 20.6%. The increase is attributable to the increase in added value, whereas labor and other operating costs increased by only 1.9%, despite the full year consolidation in 2002 of the acquired Samas activities in 2001. This is primarily due to synergy savings realized by the successful integration of the Samas activities, which was completed in the course of 2002, and by cost savings as a result of restructuring measures, which were taken in 2001 and fully affected in 2002. Depreciation costs increased by 13.4% in 2002 compared to 2001, predominantly as a result of the full year consolidation of the acquired Samas activities.

Paper Merchanting

Key figures in millions of euro

	2002	2001	change in EUR	change at constant rates
Net sales	2,988	3,126	(4.4)%	(3.8)%
Added value	461	475	(2.9)%	(2.1)%
Operating result before amortization and impairment of goodwill (EBITA)	74	93	(21.0)%	(20.7)%
Amortization of goodwill	(3)	(3)	0%	0%
Impairment of goodwill	(26)	—	—	—
Operating result	45	90	(50.0)%	(51.8)%

Added value as a percentage of net sales	15.4%	15.2%
EBITA as a percentage of net sales	2.5%	3.0%
Operating result as a percentage of net sales	1.5%	2.9%

Net sales. Net sales in the Paper Merchanting Division decreased by 4.4% to EUR 2,988 million in 2002 from EUR 3,126 million in 2001. Measured at constant exchange rates, the decrease amounted to 3.8%. The negative economic conditions that began in 2001 continued throughout 2002. Low levels of advertising and direct marketing activity adversely affected demand for paper in the commercial print segment. This was particularly the case for coated paper, which accounts for approximately 50% of this segment. The display business segment suffered as advertising screen-printing activity was lower and point-of-sale materials printing declined. The sales volume in the office paper market increased, whereas it declined in the secondary packaging market. In this adverse environment, Buhrmann increased its market share by maintaining excellent customer service levels – the primary variable in the paper merchanting business. The Division’s branding strategy is also a clear contributor to increasing customer loyalty. Overall Buhrmann tonnage shipped was slightly lower compared with the year earlier in a market where industry tonnage was down by 5%.  Average paper prices were almost 4% lower than in 2001. Organically, sales were also 4% lower than last year. The sales mix between ‘stock’ and lower priced ‘indent’ (paper ordered through merchants but delivered directly from the mills) was stable in 2002.

Added value. Added value in the Paper Merchanting Division decreased by 2.9% to EUR 461 million in 2002 from EUR 475 million in 2001. Measured at constant exchange rates, the decline was 2.1%. This decrease was due to lower average paper prices while gross margins were slightly higher in 2002 compared to 2001. In order to improve profitability, the Division has initiated actions to address specific business areas that yield unsatisfactory returns. In addition, the strategy aimed at increasing the share of paper sales under Buhrmann’s group brands is contributing to maintaining or improving gross margins.

Operating result before amortization and impairment of goodwill. Operating result before amortization and impairment in the Paper Merchanting Division decreased by 21.0% to EUR 74 million in 2002 from EUR 93 million in 2001. Adjusted for currency translation effects, the decline was 20.7%. The decrease is due to lower added value. Labor and other operating costs were comparable with 2001 as savings achieved through controlling internal costs and modest headcount reduction programs were more or less offset by cost inflation.

Graphic Systems

Key figures in millions of euro

	2002	2001	change in EUR	change at constant rates
Net sales	489	565	(13.6)%	(13.6)%
Added value	118	135	(12.5)%	(12.5)%
Operating result before amortization and impairment of goodwill (EBITA)	23	38	(39.0)%	(39.0)%
Amortization and impairment of goodwill	—	—	—	—
Operating result	23	38	(39.0)%	(39.0)%

Added value as a percentage of net sales	24.2%	23.9%
EBITA as a percentage of net sales	4.7%	6.7%
Operating result as a percentage of net sales	4.7%	6.7%

Net sales. Net sales in the Graphic Systems Division decreased by 13.6% to EUR 489 million in 2002 from EUR 565 million in 2001. The continuing economic malaise affected the Division’s customer base in 2002 as reduced advertising and direct marketing programs hurt the demand for printing. Accordingly, printers avoided making capital expenditures on printing presses. The Graphic Systems Division experiences more cyclicality in its results than Buhrmann’s other divisions as the sale of capital goods such as printing presses is more susceptible to changes in the general economic climate.

Sales of services, supplies and spare parts (‘3 Ss’) further increased which has partly offset the decline in the sale of machinery. The strategic significance of the ‘3s’ activities is to make the results of our entire graphic business less sensitive to the traditional economic cycle than the printing press market. As a benchmark, the gross margin of this business is now covering 58% of the total cost of the entire Graphic Systems Division, up 5 percent from 53% in 2001.

Added value. Added value in the Graphic Systems Division decreased by 12.5% to EUR 118 million in 2002 from EUR 135 million in 2001. The increased contribution of the ‘3Ss’ business, which have higher margins, and lower inventory provisions following increased inventory turns of offset printing equipment, could not compensate for the decrease in added value of machinery.

Operating result before amortization and impairment of goodwill. In the Graphic Systems Division, operating result before amortization and impairment decreased by 39.0% to EUR 23 million in 2002 from EUR 38 million in 2001. This decrease is a result of a decline in added value while labor, other operating, and depreciation costs, slightly increased. The investments associated with this year’s launch of the NexPress digital printing press caused an increase in operating costs. Excluding these investments, the Division’s costs would have been lower than in 2001 as the total number of staff was further reduced to adjust to the lower levels of business activity.

Corporate

Corporate operating expenses  not allocated to the Divisions were EUR 16 million in 2002 compared to EUR 18 million in 2001. The decrease in 2002 is mainly a result of incidental gains such as insurance benefits and some property gains.

Results of operations - year ended December 31, 2001 compared to year ended December 31, 2000

In 2000 and 2001, Buhrmann made acquisitions and divestments that affect comparability with other years, most notably the acquisition of the office supplies division of Samas-Groep NV in April 2001 and the acquisition of the North American office products activities of USOP in May 2001. The Information Systems Division, which was sold in May 2000, has been treated as discontinued operations for the years presented.

Consolidated results

Net sales; added value; operating result

In millions of euro

	2001	2000	change in EUR
Net sales	10,408	9,603	8.4%
Added value	2,396	2,341	2.3%
Operating result before amortization and impairment of goodwill (EBITA)	408	546	(25.3)%
Amortization and impairment of goodwill	(67)	(55)	21.8%
Operating result	341	491	(30.5)%

Added value as a percentage of net sales	23.0%	24.4%
EBITA as a percentage of net sales	3.9%	5.7%
Operating result as a percentage of net sales	3.3%	5.1%

Net sales. Net sales in 2001 were EUR 10,408 million, compared with EUR 9,603 million in 2000, an increase of 8.4%. Excluding translation differences (most notably the US dollar), net sales increased by 7.4%. This increase was attributable to the impact of the USOP and Samas acquisitions; our organic sales were level with last year. Slowing economies in North America and Europe resulted in lower than anticipated sales of office products as our customers reduced their number of white-collar workers and also reduced spending on office products per capita. A slowdown in advertising and direct marketing activities due to negative economic conditions reduced spending by our paper merchanting and graphic systems customers.

Added value. In 2001, added value increased as a result of acquisitions but this positive effect was partly offset by changes in the sales mix as the portion of sales from products and services with lower margins increased. Gross margins for individual categories of products and services remained relatively stable. Added value was negatively impacted by an increase in delivery costs. The net effect of these and other factors was an increase in added value of 2.3% to EUR 2,396 million in 2001 from EUR 2,341 million in 2000.

Operating result. Operating result decreased by 30.5% to EUR 341 million in 2001 from EUR 491 million in 2000. Labor and other operating costs increased by 12% due to acquisitions, as well as wage and other price increases, partly offset by the benefits from integration and restructuring carried out. Depreciation and amortization of goodwill increased by 5% mainly due to acquisitions. Lower sales volumes, a shift in the sales mix towards a larger proportion of lower margin product categories, and a lower capacity utilization of our infrastructure had a negative impact upon our operating result. Operating result before amortization of goodwill declined to EUR 408 million in 2001 from EUR 546 a year earlier.

We have realized cost savings as a result of the integration of recent acquisitions. These cost savings relate primarily to purchasing, facilities consolidation (e.g. reductions in rent expense), payroll and other occupancy costs. In the United States, the integration of warehouses and distribution facilities was 95% complete by December 2001 and we are making adequate progress in Europe.

Financial income and expense; Minority interests; Taxation

in millions of euro

	2001	2000

Net financing costs	(210)	(221)
Results from participations	(3)	5
Minority interests	(9)	(9)
Tax expense on result from operations	(24)	(55)
Total	(246)	(280)

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

Results from participations. Results from participations in 2001 comprise of the result of the office products division of Corporate Express Nederland BV from April to when it was sold in November. In 2000, the results from participations related to the dividend from Sappi Limited, in which Buhrmann had an interest until it was sold in February 2001.

Minority interests. Minority interests mainly represents the 48% share of third parties in the result of Corporate Express Australia Ltd.

Tax expense on result from  operations. Buhrmann’s effective tax rate (taxes as a percentage of result from operations before amortization of goodwill and taxes) was 12% in 2001, compared to 17% in 2000. Of the 5% decrease of the effective tax rate in 2001, 4% was due to a release of EUR 7 million of allowances which were recorded in previous years and which were no longer deemed necessary.

Result from continuing operations; discontinued operations; extraordinary result

in millions of euro

	2001	2000

Result from continuing operations before extraordinary items and before amortization of goodwill	162	266
Amortization of goodwill	(67)	(55)
Result from continuing operations before extraordinary items	95	211
Result on disposal of discontinued operations	—	(3)
Extraordinary result from continuing operations	(40)	13
Net result	55	221

Result from continuing operations before extraordinary items. Result from continuing operations before extraordinary items was an income of EUR 95 million in 2001 compared to an income of EUR 211 million in 2000. Result from continuing operations before extraordinary items and before amortization of goodwill (cash earnings) was an income of EUR 162 million in 2001 compared to EUR 266 million in 2000, a reduction of 39.1%.

Result on disposal of discontinued operations. This relates to the finalization of the sale of the Information Systems Division in 2000. There were no discontinued operations in 2001.

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

Extraordinary result in 2000 consisted of extraordinary income of EUR 31 million, extraordinary losses of

EUR 11 million and related tax losses of EUR 7 million. Extraordinary income in 2000 consisted of a repayment from the Company’s pension fund in the Netherlands. The extraordinary expense of EUR 11 million was predominantly the result of divestments of non-core activities.

Office Products North America

Key figures in millions of euro

	2001	2000	change in EUR
Net sales	5,221	4,703	11.0%
Added value	1,388	1,354	2.5%
Operating result before amortization and impairment of goodwill (EBITA)	242	333	(27.3)%
Amortization and impairment of goodwill	(48)	(44)	9.1%
Operating result	194	289	(32.9)%

Added value as a percentage of net sales	26.6%	28.8%
EBITA as a percentage of net sales	4.6%	7.1%
Operating result as a percentage of net sales	3.7%	6.1%

Net sales. Net sales increased by 11.0% to EUR 5,221 million in 2001 from EUR 4,703 million in 2000.  The increase can be attributed primarily to the USOP acquisition that occurred in May 2001. The increase in the average exchange rate of the US dollar against the Euro had an additional positive effect. Organic sales were level with last year, as a strong increase in software sales was offset by a decline within the office supplies business.

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

Added value. Added value in the Office Products North America Division increased by 2.5% to EUR 1,388 million in 2001 from EUR 1,354 million in 2000. This increase is attributable to the USOP acquisition. Added value was adversely affected by the change in the sales mix predominantly from office supplies to lower margin software products.

Operating result before amortization of goodwill. Operating result before amortization of goodwill decreased by 27.3% to EUR 242 million in 2001 from EUR 333 million in 2000. This is mainly a result of the adverse effect of the change in sales mix on added value. The increase in labor, other operating and depreciation costs is mainly attributable to the consolidation of USOP. In the course of the year, cost reduction measures were implemented, including a reduction in the number of staff, which resulted in structural cost savings. In addition, we are realizing favorable synergies from the integration of the USOP acquisition. These actions lessened the impact of the negative economic environment.

Office Products Europe and Australia

Key figures in millions of euro

	2001	2000	change in EUR
Net sales	1,496	1,330	12.5%
Added value	398	357	11.5%
Operating result before amortization and impairment of goodwill (EBITA)	53	41	29.3%
Amortization and impairment of goodwill	(13)	(8)	62.5%
Operating result	40	33	21.2%

Added value as a percentage of net sales	26.6%	26.8%
EBITA as a percentage of net sales	3.6%	3.1%
Operating result as a percentage of net sales	2.7%	2.5%

Net sales. Net sales in the combined Office Products Europe and Australia Division increased by 12.5% to EUR 1,496 million in 2001 from EUR 1,330 million in 2000. The increase is mainly a result of the acquisition of the office supplies division of Samas and strong sales growth in Australia, partly offset by a negative translation impact caused by a weaker Australian dollar.

In the Office Products Europe Division total sales increased to EUR 1,143 million in 2001 from EUR 1,020 million in 2000. The Samas acquisition had a significant positive effect on this Division’s sales growth in 2001, while sales were negatively affected by the economic slowdown. The overall organic sales showed a decline of 2%. In the office supplies segment of the business, however, organic sales increased by 2% compared to the previous year. In Germany, a strong e-commerce strategy provided healthy sales growth in office supplies there, which was partly offset by a decline in furniture and copier sales. In addition, the Benelux, France, Austria and Ireland recorded good sales performances in office supplies.

Corporate Express Australia continued its robust sales performance as it had an excellent year with sales increasing to EUR 353 million in 2001 compared to EUR 310 million in 2000. Organic sales growth was 26%. The weakening of the Australian dollar versus the euro had a negative effect on sales reported in euro.

Added value. Added value in the Office Products Europe and Australia Division increased by 11.5% to EUR 398 million in 2001 from EUR 357 million in 2000. This increase is due to the acquisition of the office products business of Samas and the continuing good performance of the Australian operations.

Operating result before amortization of goodwill. Operating result before amortization of goodwill increased by 29.3% to EUR 53 million in 2001 from EUR 41 million in 2000. The increase is attributable to the acquisition of the office supplies division of Samas and the continuing good performance of the Australian operations. The negative effects of the economic slowdown in our markets were somewhat offset by realized synergies from the integration of the Samas office supplies acquisition and an implemented cost reduction program.

Paper Merchanting

Key figures in millions of euro

	2001	2000	change in EUR
Net sales	3,126	3,014	3.7%
Added value	475	487	(2.5)%
Operating result before amortization and impairment of goodwill (EBITA)	93	130	(28.5)%
Amortization and impairment of goodwill	(3)	(3)	—
Operating result	90	127	(29.1)%

Added value as a percentage of net sales	15.2%	16.2%
EBITA as a percentage of net sales	3.0%	4.3%
Operating result as a percentage of net sales	2.9%	4.2%

Net sales. Net sales in the Paper Merchanting Division increased by 3.7% to EUR 3,126 million in 2001 from EUR 3,014 million in 2000. Despite lower volumes, sales increased, mostly due to higher overall paper prices, which were partly offset by a shift in the sales mix from ‘stock’ to lower priced ‘indent’ (paper ordered through merchants, but delivered directly from the mills) and due to acquisitions in 2001 and 2000. On a comparable basis, volumes for the full year decreased by 4%. The overall full-year paper price level was 5% higher than full-year 2000. Organic sales, which excludes the impact of acquisitions and translation differences, were on the same level as last year.

The adverse economic conditions of our markets in 2001 and their immediate negative effect on advertising and direct marketing spending contributed to lower commercial print sales by Buhrmann. The decline was particularly felt in the coated paper category, which accounts for approximately 65% of this business unit’s sales. The display business unit suffered from the apparent reduction in point-of-sale material ordered by retail companies. The office market maintained its strong sales pattern in 2001, showing good growth in sales via re-sellers as well as directly to large corporations. The packaging market showed a healthy growth for the third consecutive year.

Added value. Added value decreased by 2.5% to EUR 475 million in 2001 from EUR 487 million in 2000. The decrease was due to the adverse change in product mix from stock sales to lower margin indent sales, whereby paper is delivered directly from the paper mills. While the paper merchant continues to be responsible for all selling and administration activities, this type of delivery negatively affects our margins. Indent sales typically occur when over-capacity enables the paper mills to offer quicker-than-normal deliveries. Indent sales should decrease in favor of stock sales once demand recovers. Pricing discipline and continuous efforts to improve the product mix partially offset the effect of negative volume and sales mix development.

Operating result before amortization of goodwill. Operating result before amortization of goodwill decreased by 28.5% to EUR 93 million in 2001 from EUR 130 million in 2000. This decrease is due to the lower added value and an increase in labor, other operating and depreciation costs, mainly resulting from the full year impact of the various acquisitions. Cost reductions and operational efficiencies partially offset the decrease in operating result.

Graphic Systems

Key figures in millions of euro

	2001	2000	change in EUR
Net sales	565	556	1.6%
Added value	135	143	(5.6)%
Operating result before amortization and impairment of goodwill (EBITA)	38	50	(24.0)%
Amortization and impairment of goodwill	—	—	—
Operating result	38	50	(24.0)%

Added value as a percentage of net sales	23.9%	25.7%
EBITA as a percentage of net sales	6.7%	9.0%
Operating result as a percentage of net sales	6.7%	9.0%

Net sales. Net sales in the Graphic Systems Division increased by 1.6% to EUR 565 million in 2001 from EUR 556 million in 2000. The economic downturn effects of 2001 negatively affected our customers. Printing levels were reduced as advertising and direct marketing programs and expenditures were scaled down and as a result, our customers were reluctant to make capital equipment purchases.  Non-machinery activities, such as supplies, services and spare parts (“3 Ss”) were largely responsible for the slight growth in sales in the Graphic Systems Division.

Added value. Added value decreased by 5.6% to EUR 135 million in 2001 from EUR 143 million in 2000. Added value decreased due to overall lower margins, partly offset by an increase in sales of the “3 Ss”, which have higher margins.

Operating result before amortization of goodwill. Operating result before amortization of goodwill decreased by 24.0% to EUR 38 million in 2001 from EUR 50 million in 2000. This decrease is a result of a decline in added value and modest increases in labor and other operating and depreciation costs, which are predominantly fixed. In 2001, the gross margin of the “3 Ss” covered 53 % of total cost of the entire Graphic Systems Division, up from 52% in 2000.

Corporate

Corporate operating expenses  not allocated to the Divisions increased from EUR 8 million in 2000 to EUR 18 million in 2001, mainly due to non-recurring gains in 2000 which were absent in 2001. These gains relate to releases of allowances for uncollectable accounts receivable and provisions for pensions.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Buhrmann’s liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring.

We have a USD 350 million working capital facility under the Senior Credit Facility (see Capital Resources, Financing activities below) which is mainly used to fund the fluctuation in working capital that the Company experiences in the ordinary course of its business. At December 31, 2002, an amount of EUR 44 million was drawn under the working capital facility. This facility is a revolving credit facility and is available until October 2005.

Under Buhrmann’s Accounts Receivable Securitization Program, there is a potential for issuing asset backed commercial paper (Short-Term Notes) up to EUR 50 million in addition to the outstanding EUR 260 million of borrowings under the program (see” Capital Resources - Financing Activities” below).

At December 31, 2002, committed credit lines available amounted to EUR 245 million. Buhrmann believes that its operating cash flows and available credit facilities will be sufficient to fund its working capital, capital expenditures, restructuring and other current financial obligations in 2003.

Capital Resources

Cash flow analysis

Cash flow from operating activities:

Cash flow from operating activities was EUR 258 million in 2002 compared to EUR 469 million in 2001.

The decrease in cash flow from operating activities is predominantly due to lower operating result. In 2002, working capital was further reduced which had a positive impact on cash flow from operating activities. Average working capital as a percentage of net sales decreased from 13.3% in 2001 to 12.9% in 2002 as accounts receivable and inventories continued to be reduced which was partly offset by lower trade payables.

Lower interest payments and profit tax payments in 2002 compared to 2001 had a positive impact on cash flow from operating activities. Interest payments were lower due to lower interest margins following the expansion of the securitization program with the issue of Medium Term Notes, lower average interest-bearing debt and lower overall interest rates. Profit tax payments were lower due to the deterioration of results.

Cash flow from operating activities includes EUR 29 million of cash expenditure relating to cost saving restructuring measures taken in 2001 and 2002. In 2003, Buhrmann expects to pay the remaining liability of EUR 60 million in connection with these cost saving restructuring measures.

Cash flow from investing activities:

Cash flow from investing activities was EUR 138 million negative in 2002 compared to EUR 766 million negative in 2001.

Capital expenditure amounted to EUR 107 million in 2002 compared to EUR 127 million in 2001. At December 31, 2002, Buhrmann had investment commitments of EUR 26 million, payable in 2003. Buhrmann expects to incur a level of capital expenditure over the next few years of approximately EUR 100 million per year, subject to unforeseen circumstances. A significant portion of our capital expenditure represents the development of IT, eCommerce and logistics systems. Buhrmann is committed to investing further in these systems.

Cash used for acquisitions was EUR 9 million in 2002 compared to EUR 578 million in 2001. In 2001, this includes the acquisition of the office supplies companies of Samas (EUR 321 million) and the North American office products activities of USOP (EUR 193 million).

Divestment proceeds in 2002 were EUR 68 million compared to EUR 147 million in 2001.  In 2002, this includes the proceeds of an early redemption of loan notes which we received as part of the consideration for the sale of the Information Systems Division in 2000.  In 2001, the interest in Sappi (EUR 75 million) was sold as well as NPO Sistemi (EUR 30 million) and the office products activities of Corporate Express Nederland BV (EUR 22 million of which EUR 5 million was received in January 2002).

Payments for integration of acquisitions amounted to EUR 90 million in 2002 compared to EUR 208 million in 2001. These payments relate predominantly to the integration of the acquired Samas and USOP businesses.  Buhrmann expects to pay the remaining liability of EUR 39 million in 2003.

The resulting available cash flow operations after giving effect to investment activities was EUR 120 million positive in 2002 compared to EUR 297 million negative in 2001.

Cash flow from financing activities:

Cash flow from financing activities was EUR 208 million negative in 2002 compared to EUR 420 million positive in 2001.

In 2001, an issue of Ordinary Shares raised EUR 665 million, net of expenses, part of which was used to finance the acquisition of the North American office products assets of USOP. In 2002, no share issuances took place.

In 2001, EUR 407 million additional long-term debt was drawn of which EUR 357 million was used to finance the acquisition of the Samas office supplies activities. No additional debt was drawn in 2002.

In 2002, Buhrmann paid cash dividends on its Preference Shares A of EUR 14 million and on its Ordinary Shares EUR 11 million for the year ended December 31, 2001. The cash dividend for the year ended December 31, 2002, payable in 2003, on Preference Shares A will amount to EUR 11 million. The dividend on Ordinary Shares for the year ended December 31, 2002 will be entirely paid in shares.

Total repayment of long-term debt was EUR 162 million in 2002 and EUR 577 million in 2001. In 2002, this includes a repayment of EUR 71 million funded out of the proceeds of the aforementioned early redemption of loan notes and a voluntary repayment of EUR 100 million out of other positive available cash flow.  Repayment of long-term debt in 2001 includes part of the proceeds of the sale of the Sappi shares (EUR 68 million), the share issue in March 2001 (EUR 118 million) and the accounts receivable securitization program (EUR 82 million).

The resulting net cash flow was EUR 88 million negative in 2002 compared to EUR 123 million positive in 2001.

Financing activities

Buhrmann incurred substantial indebtedness in connection with the acquisition of Corporate Express in October 1999 which was partly funded through the Senior Credit Facility and the issuance of the 12¼% Notes. The Senior  Credit Facility and the indenture for the 12¼% Notes impose certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Also, Buhrmann is required to apply a percentage of the proceeds of any equity offering and sale of assets to the prepayment of debt under the facility. Under the Senior Credit Facility, Buhrmann must also comply with certain financial maintenance covenants. Buhrmann was in compliance with these financial covenants at December 31, 2002. It is noted that among other things, the operating result before depreciation of tangible fixed assets and amortization and impairment of goodwill (EBITDA) used for banking covenant calculation purposes may differ significantly from the EBITDA as published in the Consolidated Financial Statements due to specific contractual definitions. Also, profit and loss items are calculated on a rolling four-quarterly basis. If Buhrmann fails to comply with the covenants in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. In addition, the lenders under the Senior Credit Facility could demand repayment of the debt under the Senior Credit Facility, and seek to foreclose on Buhrmann’s assets that secure the Senior Credit Facility. Buhrmann can on occasion obtain consent from its lenders to amend certain terms and conditions of the Senior Credit Facility, which may involve additional fees.  On December 3, 2002, Buhrmann agreed the most recent amendment (see exhibit 4.9 to this annual report on Form 20-F), primarily related to covenants, such as consolidated leverage ratios and consolidated net cash interest coverage ratios, to ensure sufficient, financial flexibility. As part of the agreed amendment, the applicable interest margins as laid down in the pricing grid have been increased by 0.5% and a number of restrictions were accepted aiming to retain cash in the Company. Fees paid upfront amounted to EUR 4 million including advisory costs.

The Senior Credit Facility consists of Term loans A, and Term loans B with tranches in EUR and USD plus a working capital facility of USD 350 million. The indebtedness under the Senior Credit Facility is secured by a pledge of the assets of Buhrmann, all of the assets of its existing and future operating companies in the United States and the greater part of its operating companies outside the United States. Borrowings under the Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. The interest rate margins vary with the leverage ratio (pricing grid). Over 2002 these margins fluctuated for both the working capital facility and the Term loans A between 2.375% and 3.25% and for the Term loans B between 3.25% and 4.0%.  The working capital facility carries a fee of 0.50% for the undrawn balance.

During 2002, an amount of EUR 171 million was redeemed early on the Term Loans A and B, funded primarily out of the positive available cash flow which includes EUR 71 million of proceeds out of the early redemption of loan notes which we received as part of the consideration for the sale of the Information Systems Division in 2000. At year-end 2002, the outstandings under the Term Loans A and B amounted to EUR 1,098 million including mandatory redemptions in 2003 of EUR 61 million.

At December 31, 2002, the Term loan A had an amount outstanding of EUR 587 million compared to EUR 789 million in 2001. Contractual redemptions on the Term loans A will have a total of EUR 59 million in 2003 with the final redemption in 2005. The Term Loans B had an amount outstanding at the end of 2002 EUR 511 million compared to EUR 605 million in 2001. Contractual redemptions on the Term Loans B will be EUR 2 million in 2003 with a final redemption in 2007. At December 31, 2002 an amount of EUR 44 million was drawn under the working capital facility.  Buhrmann may prepay indebtedness under the Senior Credit Facility at any time.

The 12 1/4 % Notes are issued for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on November 1, 2009. Buhrmann has the option to redeem the notes sooner, but not before November 1, 2004. Thereafter, all or a portion of the notes can be redeemed at contractual rates above par.

Buhrmann has an Accounts Receivable Securitization Program under which funds are raised by pledging accounts receivable from subsidiaries in the Netherlands, UK and USA as security for short-term and medium-term borrowings. The accounts receivable are sold to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of Short Term Notes and starting in 2002 also in the form of Medium Term Notes. The transactions with regard to this program are further explained under “Accounts Receivable Securitization Program” below. The Short Term Notes are issued in EUR, GBP and USD, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged, fluctuate as a result of liquidity requirements, advance rates calculated and invoices outstanding. The maximum amount of Short Term Notes outstanding during 2002 was EUR 379 million. To ensure availability of re-financing for the notes, a back-up liquidity facility has been arranged. At December 31, 2001, an amount of EUR 290 million of Short Term Notes was issued and at December 31, 2002 no Short Term Notes were issued. In July 2002, the securitization program was extended with the issue of Medium Term Notes. The Medium Term Notes are issued in GBP and USD and will mature in 2007. Fees incurred upfront amounted to EUR 9 million including advisory costs.  At December 31, 2002, GBP 107 million and USD 100 million of Medium Term Notes were issued. The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in the Consolidated Balance Sheet. The proceeds are used to reduce long-term borrowings and drawings can only be used for redemption of the Term Loans A and B under the Senior Credit Facility. At December 31, 2002, accounts receivables of EUR 563 million were pledged under this program. The average interest margin, including issuers cost, is approximately 0.67% over LIBOR.

As at December 31, 2002, Buhrmann is required to make the following scheduled long-term debt payments:

Total Payment Amount

(in millions of euro)

Year

2003	68
2004	235
2005	347
2006	249
2007	510
After 2007	337
Total	1,746

Of the long-term debt at December 31, 2002, 64% was issued in USD, 26% in euro and 10% in GBP. Buhrmann aims to incur debt by currency in accordance with the proportion of the main currencies in forecasted operating result before depreciation and amortization and impairment of goodwill (EBITDA). Forward foreign exchange and currency swaps are used to adjust the currency profile to the desired profile. After hedging with these swaps the currency profile of the long-term debt at December 31, 2002 was 64% in USD, 29% in euro, 4% in GBP and 3% in other currencies. For more information about our hedging policies and forward foreign exchange and currency swaps, we refer to Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann’s interest cost with respect to its long-term debt, of which 81% was issued at variable interest rates and 19% at fixed interest rates at December 31, 2002. The principal hedging agreements are a series of interest rate swaps (in euro and US dollars) with a total principal of EUR 1,388 million at December 31, 2002 for appropriate maturities. These swaps adjusted the interest rate profile of the long-term debt at December 31, 2002 to 81% fixed and 19% variable. For more information about our hedging policies and interest rate swaps, we refer to Item 11 “Quantitative and Qualitative Disclosure about Market Risk”.

Buhrmann also purchases various financial instruments and enters into certain agreements in the ordinary course of business in order to hedge price and foreign currency risks arising from the purchase of raw materials and the sale of its products.

Buhrmann US Inc. is the principal borrower under the Senior Credit Facility and the issuer of the 12¼% Notes for the Buhrmann group. Proceeds from borrowings received by Buhrmann US Inc. are used to finance the Group.

Accounts Receivable Securitization Program

The transactions relating to the accounts receivable securitization program are as follows:

The Buhrmann operating companies in the United Kingdom, the Netherlands and the United States that sell their accounts receivable into Buhrmann’s securitization program are called the Originators. The Dutch and UK Originators sell their receivables on a true sale basis to the European Receivables Warehouse: Buhrmann Silver SA. Buhrmann Silver SA (a wholly owned Buhrmann subsidiary) sells the receivables onward to the European Master Purchaser Silver Securitisation BV. Silver Securitisation BV is a separate company of which the shares are held by a Stichting (Dutch Foundation) which is controlled by a board independent from Buhrmann. Silver Securitisation BV holds the European receivables and issues Buhrmann Notes with the receivables as security to the investors in these Notes. Investors in the Notes are Rheingold no 11 Ltd (a Jersey company sponsored by Deutsche Bank AG) as Initial Buhrmann Note Purchaser and Silver Funding Ltd as MTN issuer. The shares of Silver Funding are held by the Silver Funding Charitable Trust which is controlled by a board that is independent from Buhrmann.

In the United States the US Originators sell their receivables to the US Master Purchaser: Buhrmann Silver US LLC, which is a partnership with the US Originators as partners.  The US Master Purchaser issues Buhrmann US Notes to both the Initial Buhrmann Notes Purchaser and the MTN Issuer. The US Master Purchaser and the European Master Purchaser have issued a cross guarantee on their respective receivables.

With the Buhrmann Notes and Buhrmann US Notes as collateral, Rheingold no 11 Ltd and Silver Funding Ltd raise funds in the market. Rheingold no 11 issues Commercial Paper (Short Term Notes) through the CP Issuer Rheingold Securitisation Ltd. Silver Funding Ltd has issued Medium Term Notes, which are listed on the Luxembourg Stock Exchange, in GBP, USD and EUR. As the EUR denominated notes have the USD pool as their primary collateral, the Notes outstanding in EUR have been swapped to USD until the maturity of the Notes.

Buhrmann Stafdiensten BV (a Dutch Buhrmann company) services the program.

The receivables sold by the Originators to Buhrmann Silver SA and Buhrmann Silver US LLC are included in Buhrmann’s Consolidated Balance Sheet, both under Dutch GAAP and US GAAP. Also the Buhrmann Notes issued by Silver Securitisation BV and the Buhrmann US Notes issued by Buhrmann Silver US LLC are included in Buhrmann’s Consolidated Balance Sheet, both under Dutch GAAP and US GAAP.

Research and development

Buhrmann’s policy is to expense costs of research as incurred and to capitalize costs of development. Costs of research were insignificant in the years 2002, 2001 and 2000.

Inflation

Cost inflation has been in line with the general economic conditions at around 3% in Buhrmann’s primary US and European markets for each of the last three fiscal years.

Contractual Obligations, Contingent Liabilities, Commitments and Guarantees

The table below presents our on- and off balance sheet contractual cash obligations as at December 31, 2002 (in millions of euro).

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total gross borrowings	1,746	68	582	759	337
Rent and Operating Leases	646	107	167	114	258
Investment obligations	26	26	—	—	—
Other contractual obligations and guarantees	83	28	43	11	1
Total contractual cash obligations	2,501	229	792	884	596

Total gross borrowings of EUR 1,746 million in total at December 31, 2002 is further detailed under “Financing Activities” above.

Rent and Operating Leases of EUR 646 million in total at December 31, 2002 relate to certain distribution facilities, equipment and offices that the Company leases under non-cancelable operating leases.

Investment obligations of EUR 26 million in total at December 31, 2002 mainly relate to the development of IT, eCommerce and logistics systems.

Other contractual obligations and guarantees of EUR 83 million in total at December 31, 2002 mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

In addition, the Company had certain contingent liabilities, commitments and guarantees which are not included in the table above and which are discussed below.

Buhrmann’s operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are separated from Buhrman in pension funds to which Buhrmann makes contributions. For its employees in the United States, Buhrmann sponsors several defined contribution plans and a defined benefit plan  with a relatively small number of participants. Depending on specific financing arrangements and funding levels, Buhrmann may incur liablities for certain deficits which amount to USD 3.9 million at December 31, 2002. No provisions were recorded in the balance sheet at December 31, 2002 in connection with this liability.

Buhrmann has entered into a number of forward foreign exchange and currency swap contracts and interest rate swap contracts which had an estimated negative market value of EUR 77 million at December 31, 2002. The estimated market value of the outstanding forward foreign exchange and currency swap contracts and interest rate swap contracts indicates how much Buhrmann would have to pay as per the balance sheet date in exchange for termination of these contracts without further commitments.

Buhrmann has indemnification commitments related to divestment of businesses which include indemnification for the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law. For these indemnification commitments, a provision of EUR 18 million is included in the balance sheet at December 31, 2002. This provision is calculated based on the expected payments to be made under these indemnification commitments. The estimated maximum amount of these commitments is EUR 25 million and will expire latest on December 31, 2009.

Buhrmann has issued certain performance guarantees, usually in the form of standby letters of credit, to an estimated maximum amount of EUR 10 million at December 31, 2002. The major part of these guarantees expire latest on December 31, 2004.

Buhrmann has issued guarantees of the indebtedness of a third party to a maximum amount of EUR 2 million at December 31, 2002.

Variable Interest Entities

FASB Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities” requires certain disclosures of variable interest entities and, as of January 1, 2003, the consolidation of certain of these variable interest entities. Buhrmann is assessing the impact of FIN 46, see “New Accounting Pronouncement” below.

Based on a preliminary review, Buhrmann has determined that at December 31, 2002 it had a variable interest in Silver Securitisation BV, Rheingold no 11 Ltd and Silver Funding Ltd, as described under “Accounts Receivable Securitization Program” above. In the course of 2003, Buhrmann acquired a variable interest in an entity in Europe to which Buhrmann sells graphic machines which are then leased by this entity to Buhrmann’s customers. This entity is a third party leasing company and has transactions with various other parties. Buhrmann’s exposure to the losses of this entity does not exceed EUR 500,000. Total sales by Buhrmann to this entity were EUR 3 million until May 31, 2003. In addition, in the course of 2003, Buhrmann acquired a variable interest in an entity in Europe to which Buhrmann sells copiers which are then leased by this entity to Buhrmann’s customers. Buhrmann is the only party that has sales to this entity which were EUR 7 million until May 31, 2003. Buhrmann’s exposure to the losses of this entity does not exceed 5% of the fair value of the copiers that were sold to this entity.

NEW ACCOUNTING PRONOUNCEMENTS

Dutch GAAP

In 2002 and 2001, Buhrmann incurred EUR 113 million and EUR 86 million respectively of expenses relating to restructuring measures and integration of acquisitions which were under Dutch GAAP presented as extraordinary expenses and as operating expenses under US GAAP. Under the new Guidelines for Annual Reporting applicable in the Netherlands effective as of January 1, 2003, these expenses do no longer meet the definition of extraordinary and would under Dutch GAAP be classified as exceptional operating expenses.

In addition, under the new Guidelines for Annual Reporting applicable in the Netherlands effective as of January 1, 2003, revenue with respect to the sale of machines in the Graphic Systems Division, that are shipped subject to installation and the installation is a significant part of the sales contract, can only be recognized when the installation has been completed. Until January 1, 2003, Buhrmann recognized, under Dutch GAAP, sales of graphic machines at the point of delivery.  The full year effect on sales and operating result in 2003 is estimated to be EUR 35 million and EUR 8 million respectively.

US GAAP

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  This statement became effective for Buhrmann as of January 1, 2003. Buhrmann does not expect the adoption of this statement to have a material impact on its consolidated results of operations, financial position or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Recission of SFAS No. 4, 44, and 64, amendment of SFAS No. 13, and technical corrections”.  This statement amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Buhrmann does not expect the adoption of  this statement to have a material impact on its consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and initially measured at fair value in the period in which the liability is incurred. This statement is  effective prospectively for exit or disposal activities initiated after December 31, 2002. Buhrmann does not expect the adoption of this statement to have a material impact on its consolidated results of operations, financial position or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 clarifies the requirements of a guarantor’s accounting for and disclosure of certain issued and outstanding guarantees. It also clarifies that at the time a company issues a guarantee the company must recognize that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. Buhrmann is currently reviewing the impact of the adoption of FIN 45 on its consolidated results of operations, financial position and cash flows.

In November 2002, the EITF reached a Consensus on Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor’s products or for the promotion of sales of the vendor’s products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. As clarified by the EITF in January 2003, this issue is effective for arrangements with vendors initiated on or after January 1, 2003. Buhrmann is currently reviewing the impact of the adoption of EITF 02-16 on its consolidated results of operations, financial position and cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123”.  SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS No. 148 became effective for Buhrmann as of January 1, 2003. SFAS No. 148 has no material impact on Buhrmann’s consolidated results of operations, financial position or cash flows, as Buhrmann does currently not plan to adopt the fair value method of accounting for stock options.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. Buhrmann is currently reviewing the impact of the adoption of FIN 46 on its consolidated results of operations, financial position and cash flows.

In January 2003, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on how to determine whether an arrangement involving multiple deliverables requires that such deliverables be accounted for separately. EITF 00-21 allows for prospective adoption for arrangements entered into after June 15, 2003 or adoption via a cumulative effect of a change in accounting principal. Buhrmann is currently reviewing the impact of the adoption of EITF 00-21 on its consolidated results of operations, financial position and cash flows.

Recent developments

In February and March 2003, Buhrmann received indemnity payments of  EUR 79 million in total as a result of a decision rendered in arbitration proceedings initiated by Buhrmann against Ipfo Bail S.A (formerly named Locafrance S.A.).  This resulted in a net income of EUR 58 million, after deduction of expenses, which was recorded in the first quarter of 2003. These proceeds were used to repay long-term debt.

In April 2003, Buhrmann reached an agreement about the sale of its subsidiary DocVision BV.  This sale was completed and resulted in a book profit of EUR 6 million which was recorded in the second quarter of 2003. Docvision had sales of EUR 23 million in 2002. Buhrmann is assessing the book result on the sale of Docvision under US GAAP.

On June 18, 2003, Buhrmann announced that it had been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited. The Australia-based merchanting and paper production group has offered Buhrmann EUR 746 million (on a debt free and cash-free basis).

The envisaged sale of the Paper Merchanting Division is subject, amongst other things, to completion of due diligence by PaperlinX, regulatory approvals, the consent of Buhrmann’s banking syndicate, negotiation of a definitive sale and purchase agreement, completion of works council and trade union consultation procedures and the approval of Buhrmann shareholders.

It is expected that a sale and purchase agreement will be entered into with the subsequent completion of the transaction anticipated in the third quarter of 2003.

Following the execution of a sale and purchase agreement, the transaction will subsequently be submitted to Buhrmann’s shareholders for approval.

The envisaged sale of the Paper Merchanting Divison will result in a book loss before tax that is preliminary estimated to be EUR 120 million under Dutch GAAP. This includes an estimated EUR 50 million non-cash tax charge. As a consequence of applying the proceeds from the envisaged sale of the Paper Merchanting Division to reduce debt, it is foreseen that in addition to the book loss, a loss of EUR 60 million (of which EUR 40 million cash) will be incurred under Dutch GAAP due to unwinding of interest rate swaps and a write-off of related capitalized financing fees. Buhrmann is assessing the book result on the envisaged sale of the Paper Merchanting Division under US GAAP.

Trend information

Given the continued uncertain economic and political situation Buhrmann refrains from giving an earnings forecast for the full year 2003.

The rate of decline in office products sales in North America and Europe is slowing down. In paper merchanting, Buhrmann does not see any short-term recovery of advertising spend. Buhrmann expects the result in graphic systems in 2003 to be below 2002. The implemented cost reduction measures in 2001 and 2002 are expected to have a positive effect on earnings development.

Buhrmann expects a continuation of positive available cash flow in 2003 which will contribute to a continued decline in net debt.

In the period January 1, 2003 to May 31, 2003, the exchange rate of the US dollar against the euro declined by 12% which had a negative impact on Buhrmann’s result of operations.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Buhrmann has a two-tiered board structure, consisting of a Supervisory Board, with seven non-executive Members, and an Executive Board with five executive Members as of June 1, 2003.

Supervisory Board

The Supervisory Board is responsible for supervising and advising the Executive Board. In doing so, the Supervisory Directors are guided by the interests of the Company and its businesses. Internal rules govern the allocation of tasks and working methods of the Supervisory Board. The Members of the Supervisory Board are appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board. Under the terms of a share purchase agreement, dated October 28, 1999, among Buhrmann on the one hand and Apollo and Bain on the other hand, it has been agreed that under certain conditions, the Company will nominate and cause the appointment to the Supervisory Board of two individuals, one proposed by each of Apollo and Bain (see Item 7 “Major Shareholders and Related Party Transactions – Apollo and Bain – Board representation”). A resolution to appoint or to remove a Member of the Supervisory Board other than on the proposal of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital. The remuneration of the Members of the Supervisory Board is determined by the General Meeting of Shareholders.  The Supervisory Board has established a profile for  individual Members and the composition of the Supervisory Board. Pursuant to the profile, the Supervisory Board can consist of at least four non-executive Members (currently seven) and not more than eight Members, their number being fixed by the Supervisory Board. The Members of the  Supervisory Board shall be in majority independent (and are currently all independent).

The Members of the Supervisory Board as of December 31, 2002 were as follows:

Name	Age	Principal Occupation	Year of Appointment
P.C. van den Hoek, Chairman	64	Lawyer	1993
A.G. Jacobs, Vice Chairman	67	Former Chairman of the Executive Board of ING Groep NV	1998
R.C. Gay	51	Managing Director of Bain Capital, Inc.	1999
J. Peelen	63	Former Member of the Executive Committee of Unilever and Member of Unilever Board	1999
A.P. Ressler	42	Managing Partner of Apollo Advisors, L.P.	1999
G.H. Smit	55	Former Chairman of the Executive Board of Vedior NV and currently Managing Director of Trifinance Holding BV	1998
R. Zwartendijk	63	Former Member of the Executive Board of Koninklijke Ahold NV	1999

P.C. Van den Hoek Mr. Van den Hoek was appointed in 1993. His current term of office expires in 2004. His nationality is Dutch. He is a lawyer with Stibbe in Amsterdam and currently holds Supervisory Directorships in AON Groep Nederland BV, ASM International NV (Chairman), Ballast Nedam NV (Chairman), Euronext Amsterdam NV, Het Financieele Dagblad Holding BV (Chairman), Robeco Groep NV (Chairman), Robeco NV (Chairman), Rolinco NV (Chairman), Rorento NV (Chairman) and Wavin BV (Chairman).

A.G. Jacobs Mr. Jacobs was appointed in 1998. His current term of office expires in 2004. His nationality is Dutch. He was formerly Chairman of the Executive Board of ING Groep NV. He currently holds Supervisory Directorships in Euronext NV, IHC Caland NV, Imtech NV (Chairman), ING Groep NV, Johan Enschedé BV (Chairman), NV Koninklijke Nederlandsche Petroleum Maatschappij (Chairman) and VNU NV.

R.C. Gay Mr. Gay was appointed in 1999. His first term of office expired in 2003. At the Annual General Meeting of Shareholders, which was held on April 29, 2003, Mr. Gay was re-appointed as Member of the Supervisory Board. His current term of office expires in 2007. He is a Managing Director of Bain Capital, Inc. His nationality is American. He currently holds Supervisory Directorships in Alliance Laundry, IHF Capital, Maxim Crane and Nutraceutical, Inc. Mr. Gay was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

J. Peelen Mr. Peelen was appointed in 1999. His current term of office expires in 2006. He was formerly a Member of the Executive Committee of Unilever with responsibility for personnel, and a Member of the Executive Board of Unilever NV. His nationality is Dutch. He currently holds Supervisory Directorships in Albron BV, Arcadis NV, Friesland Coberco Dairy Foods Holding NV and VVVA Groep BV.

A.P. Ressler Mr. Ressler was appointed in 1999. His first term of office expired in 2003. At the Annual General Meeting of Shareholders, which was held on April 29, 2003, Mr. Ressler was re-appointed as Member of the Supervisory Board. His current term of office expires in 2007. He is a Founder/Partner of Apollo Advisors, L.P., Lion Advisors, L.P. and Ares Management, L.P. His nationality is American. He currently holds Supervisory Directorships in Allied Waste Industries, Inc. Mr. Ressler was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

G.H. Smit Mr. Smit was appointed in 1998. His current term of office expires in 2005. He was formerly Chairman of the Executive Board of Vedior NV. His nationality is Dutch. He currently holds Supervisory Directorships in Endemol BV and Transavia Airlines CV.

R. Zwartendijk Mr. Zwartendijk was appointed in 1999. His current term of office expires in 2005. He was formerly Member of the Executive Board of Koninklijke Ahold NV. His nationality is Dutch. He currently holds Supervisory Directorships in Blokker Holding BV (Chairman), InnoConcepts NV, Koninklijke Numico NV (Chairman), Lincoln Snacks Company, Nutreco Holding NV (Chairman), Randstad Holding NV and Telepanel Systems, Inc.

The Supervisory Board has established two committees, an Audit Committee and a Compensation, Nominating and Corporate Governance Committee. These committees advise the plenary Supervisory Board. Their purpose, authority and responsibility are laid down in a Charter (see exhibit 11.2 and 11.3) for each of the committees.

As of December 31, 2002, the Members of the Audit Committee were P.C. van den Hoek, A.G. Jacobs and G.H. Smit. As of December 31, 2002, the Members of the Compensation, Nominating and Corporate Governance Committee were P.C. van den Hoek, J. Peelen and R. Zwartendijk.

Executive Board

The Executive Board is responsible for the management of Buhrmann and its businesses. Each of the Executive Board Members has a specific area of responsibility as part of an allocation of tasks approved by the Supervisory Board. The Members, who are Buhrmann employees, are appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board. A resolution to appoint or to remove a Member of the Executive Board other than on the proposal of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than one third of the issued capital. The remuneration and other conditions of employment of the Members of the Executive Board are determined by the Supervisory Board.

The Members of the Executive Board as of December 31, 2002 are as follows:

Name	Age	Position	Year Joined Company
Frans H.J. Koffrie	51	Chairman of the Executive Board; President and Chief Executive Officer	1988
Rudi De Becker	56	Member of the Executive Board; President of the Office Products Europe Division	2001
George Dean	56	Member of the Executive Board; President of the Paper Merchanting Division	1990
Mark S. Hoffman	50	Member of the Executive Board; President and CEO of the Office Products North America Division	1997
Floris F. Waller	44	Member of the Executive Board; Chief Financial Officer	1999

Frans H.J. Koffrie Mr. Koffrie joined Buhrmann in 1988 and was appointed Chairman of the Executive Board in 1998. Mr. Koffrie is a director of Buhrmann US Inc. From 1993, he served as a Member of the Executive Board of KNP BT. In 1990, he was appointed to the Executive Board of VRG where he had served as a managing director of the Business Systems division since 1988.  From 1975 to 1988, Mr. Koffrie worked for Triumph-Adler Nederland BV and from 1971 to 1975 for Vroom en Dreesmann. Mr. Koffrie currently holds Supervisory Directorships in Libertel NV and Wessanen NV, two Dutch public companies. Mr. Koffrie has a masters degree in economics from the University of Amsterdam, and a bachelors degree in law from Erasmus University, Rotterdam.

Rudi De Becker Mr. De Becker joined Buhrmann in 2001 as President of the Office Products Europe Division. At the Annual General Meeting of Shareholders on May 2, 2002, Mr. De Becker was appointed as a Member of the Executive Board of Buhrmann. Prior to this, Mr. De Becker had been a Member of the Executive Board of Samas Groep NV since 1998 and held senior management positions on an European level with Black and Decker and Xerox Corporation. He was previously active in management consulting with Booz, Allen & Hamilton and McKinsey. Mr. De Becker holds a master’s degree in economics and an MBA from the University of Ghent, Belgium.

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

Mark S. Hoffman  Mr. Hoffman was appointed President and Chief Executive Officer of Buhrmann’s Office Products North America Division in 2001. At the Annual General Meeting of Shareholders on May 2, 2002, Mr. Hoffman was appointed as a Member of the Executive Board of Buhrmann. Mr. Hoffman is a director of Buhrmann US Inc. Upon the closing of the merger with Corporate Express, Mr. Hoffman became President of North American office products.  Mr. Hoffman joined Corporate Express as President of North American Operations during 1997. Before Mr. Hoffman joined Corporate Express, he served as President, Chief Executive Officer and a director of APS Holdings, Inc. from August 1992 to March 1997.  Mr. Hoffman was Vice President Planning and Development at W.W. Grainger, Inc., from April 1991 to July 1992.  From 1987 to April 1991, he was with TRW, Inc., a manufacturer of automotive parts and other products and a provider of information system services, in various executive capacities, including Vice President and General Manager of TRW, Inc.’s Asia Pacific steering and suspension operations and Managing Director of TRW Products, Ltd.

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

Compensation

The compensation in 2002 for Members of the Executive Board was as follows (in thousands of euro):

	Salary	Pension charges

F.H.J. Koffrie	545	169
R.W.A. de Becker *	212	247
G. Dean	408	258
M.S. Hoffman *	423	19
F.F. Waller	295	103
Total	1,883	796

*  The compensation for Mr De Becker and Mr Hoffman relates to the period as of May 2, 2002 when they were appointed as Members of the Executive Board.

The remuneration reported relates to the period of membership of the Executive Board.

Compensation (including bonuses) for the Executive Board is determined by the Supervisory Board (as advised by the Compensation, Nomination and Corporate Governance Committee). Salary in the compensation table does not include bonuses. Bonuses are awarded for performance against financial targets of which the internal annual budget is the most relevant. For Messrs. Koffrie and Waller,  the performance of the total Buhrmann Group is the determining factor, while for Messrs. De Becker and Dean  50% of the bonus calculation is related to Group targets and 50% to the respective division targets. The bonus of Mr. Hoffman relates entirely to the performance of Buhrmann’s North American Office Products business. As during 2002 the various targets were not achieved, no bonuses were awarded.

The Members of the Executive Board have pension plans for retirement at the age of 65. These pension plans  are defined contribution plans. In addition, Dutch Members of the Executive Board participate in an early retirement plan which gives them the right to retire at the age of 60. The Company has not insured the early retirement plan. Pension premiums in the compensation table represent pension premiums paid for the defined contribution pension plans and the annual charge to net result relating to the liability in the Company’s balance sheet regarding the early retirement plan.

In addition, North American based executives, including Mr. Hoffman, participate in a long-term incentive scheme designed specifically for the Office Products North America Division. Under this incentive arrangement, Mr. Hoffman can earn once every three years a bonus of maximum 2.5 times his annual base salary subject to achievement of his performance conditions. In respect of the three-year period 2000 to 2002, a bonus of USD 1,093,700 was paid to Mr. Hoffman in 2003, of which USD 493,700 was accrued at December 31, 2002.  This bonus is not included in the compensation table.

Buhrmann’s form of employment contract for Netherlands based Executive Board Members  provides such Members with compensation in the form of a base salary and bonus which are reviewed and determined annually by the Supervisory Board. In the event of occupational disability, Buhrmann is required, in accordance with Dutch law, to guarantee 100% of any such Executive Board Member’s salary for a period of two years after which time the Member will receive an adjusted disability pension based on a predetermined schedule.  If an Executive Board Member’s employment is terminated or the Member resigns as a result of a change in control, such member is entitled to: (1) receipt of a lump sum payment equal to three times the executive’s salary during the last full calendar year prior to such termination or resignation; and (2) the accumulation of pension benefits for a three year period.

The compensation in 2002 for Members of the Supervisory Board was as follows (in thousands of euro):

	Salary

P.C. van den Hoek	58	(1)(2)
A.G. Jacobs	43	(1)(2)
R.C. Gay	28
K. de Kluis (3)	10	(2)
J. Peelen	30	(2)
A.P. Ressler	28
G.H. Smit	30	(2)
R. Zwartendijk	30	(2)
Total	257

(1)          including (pro rata) remuneration received as member of the Supervisory Board of Buhrmann Nederland Holding B.V.

(2)          including remuneration of the Audit Committee and the Compensation, Nominating and Corporate Governance Committee membership.

(3)          Mr de Kluis retired from the Supervisory Board on May 2, 2002.

Ownership of Securities

Of the Members of the Executive Board, only the following persons held Ordinary Shares in Buhrmann at June 1, 2003 as set forth below:

Ordinary Shares
F.H.J. Koffrie	50,595
M.S. Hoffman	50,000
F.F. Waller	3,098
103,693

Of the Members of the Supervisory Board, only the following persons held Ordinary Shares and depositary receipts of Preference Shares A in Buhrmann at June 1, 2003 as set forth below:

	Ordinary Shares	Depositary receipts of Preference Shares A
P.C. van den Hoek	31,057	0
A.G. Jacobs	945	411
	32,002	411

Members of the Executive Board and the Supervisory Board individually and in the aggregate own less than one percent of Ordinary Shares and (depositary receipts of ) Preference Shares A in Buhrmann.

Option Plan

There is a share option plan in place for managers of the Company.

The option plan is designed as an incentive, limited to managers working within the Group. There are approximately 450 managers eligible. The maximum percentage of option rights that may be granted under the plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities. The number of options granted is based on the individual’s  contribution to Group results.

In addition, the number of options that can be granted under the plan to any individual manager is capped at the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) which can not exceed an amount equal to twice the base salary of the relevant individual. The options have a term of five years and can be exercised only after three years from the date of grant. The exercise price for option rights is the closing price of Buhrmann’s Ordinary Shares on the first trading day (on which day Buhrmann’s Ordinary Shares are quoted ex-dividend) after the annual meeting of shareholders.

Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2002 and 2001.

At the end of 2002, the Members of the Executive Board held option rights on 460,000 Buhrmann Ordinary Shares:

	January 1, 2002		Granted in 2002	Exercised in 2002	Lapsed in 2002	Outstanding at Decem- ber 31, 2002	Option exercise price in euro	Exercisable until

F.H.J. Koffrie	100,000			—	(100,000)	—	16.74	08.04.2002
	25,000			—		25,000	15.40	11.04.2004
	40,000			—		40,000	32.94	16.04.2005
	40,000			—		40,000	24.52	19.04.2006
	—		55,000	—		55,000	13.69	05.05.2007
	205,000		55,000	—	(100,000)	160,000

R.W.A. de Becker	10,000			—	—	10,000	19.61	19.04.2006
	—		30,000	—	—	30,000	13.69	05.05.2007
	10,000		30,000	—	—	40,000

G. Dean	30,000	*		—	(30,000)	—	16.74	08.04.2002
	20,000			—		20,000	15.40	11.04.2004
	25,000			—		25,000	26.35	16.04.2005
	27,500			—		27,500	19.61	19.04.2006
	—		35,000	—		35,000	13.69	05.05.2007
	102,500		35,000	—	(30,000)	107,500

M.S. Hoffman	15,000			—	—	15,000	26.35	16.04.2005
	17,500			—	—	17,500	19.61	19.04.2006
	—		50,000	—	—	50,000	13.69	05.05.2007
	32,500		50,000	—	—	82,500

F.F. Waller	20,000			—		20,000	32.94	16.04.2005
	20,000			—		20,000	24.52	19.04.2006
	—		30,000	—		30,000	13.69	05.05.2007
	40,000		30,000			70,000

Total	390,000		200,000		(130,000)	460,000

* In addition, Mr Dean had the right to be compensated for the increase in value with respect to 30,000 shares, which right was granted in 1997 and lapsed in April 2002.

The Members of the Supervisory Board do not participate in the Buhrmann Option Plan.

Employees

	2002	2001	2000

Average number of employees	25,984	27,443	25,782

Number of employees per division at year end:
Office Products North America	12,211	14,240	13,262
Office Products Europe and Australia	6,023	6,228	6,100
Paper Merchanting	5,411	5,519	5,666
Graphic Systems	1,139	1,176	1,198
Corporate Headquarters	74	72	70
Total	24,858	27,235	26,296

Number of employees per geographical region at year end:
United States	11,517	13,496	12,412
United Kingdom	2,161	2,458	2,294
The Netherlands	2,373	2,490	2,560
Rest of EMU members	5,158	5,220	5,526
Rest of Europe	953	990	1,056
Rest of the world

2,696

2,581

2,448

Total	24,858	27,235	26,296

A continued slowdown in business activities in 2002 necessitated further adjustment to Buhrmann’s cost base.  Following a period of post-merger integration, 2002 was a year of maximizing efficiencies, and difficult decisions were made to streamline the organization, resulting in a reduction in employment by about 2,300 full time employees at year-end. In addition, the reorganization we announced towards the end of 2002 will affect another 1,100 positions.

Labor Relations

Buhrmann estimates that in 2002 less than 5% of our workforce in the European countries was covered under collective bargaining agreements. In Europe, our staff in the distribution centers are in general represented by trade unions. Buhrmann has various local and European works councils. These works councils primarily serve an advisory role.

Buhrmann is also required by Dutch law to consult with the works councils in some decision-making processes if they affect operations in the Netherlands.

In the United States, approximately 800 employees are currently covered by collective bargaining agreements, which is 7% of the workforce in the United States.  The primary union in the United States is the Teamsters.

Neither Buhrmann nor any of its subsidiaries or affiliates has recently experienced labor actions or disruptions that had a materially adverse impact on its operations. In general, Buhrmann believes that the work climate is stable throughout the Company.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Buhrmann NV has an authorized share capital of 610,000,000 shares, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C. The Ordinary Shares may, at the option of the shareholder, be bearer shares or registered shares. The Preference Shares A and B can only be registered shares. The Preference Shares C are registered shares, but may under certain conditions be bearer shares. On June 1, 2003, the issued and paid-in share capital was divided into 190,015,293 issued shares, consisting of 136,691,918 Ordinary Shares, 53,281,979 Preference Shares A, no Preference Shares B, and 41,396 Preference Shares C, all of which have been fully paid up.

As of April 30, 2003, 1,509,982 Ordinary Shares were held in the form of ADS’s by 6 registered ADR holders.

The Preference Shares A are held by Stichting Administratiekantoor Preferente Aandelen Buhrmann NV, which we refer to as the “Trust Office”, accounting for approximately 29% of the issued share capital of Buhrmann NV as at June 1, 2003. The Trust Office has issued depositary receipts against the Preference Shares A, which depositary receipts are listed on the Amsterdam Stock Exchange.  The holders of the depositary receipts receive all of the economic benefits which attach to ownership of the Preference Shares A.

At June 1, 2003, 67% of the Preference Shares C were held by Apollo and 33% were held by Bain, see “Related Party Transactions” below.

See Item 10 “Additional Information – Articles of Association” for a discussion of the voting rights relating to our different classes of shares.

Under Dutch law any person,

• who acquires or disposes of an interest in the capital or the voting rights of a Dutch public limited company that has an official listing on a stock exchange within the European Economic Area; and

• whose percentage of capital interest or voting rights falls within a different percentage range than the percentage range held before the acquisition or disposal must give written notice of that acquisition or disposal and the resulting percentage range thereafer. The specified percentage ranges are 0-5%, 5-10%, 10-25%, 25-50%, 50-66 2/3% and over 66 2/3%.

As the notices provided to us do not include the class of shares held by the entity, but rather just the percentage of all voting shares held, we are not able to accurately identify the number of Ordinary Shares and depositary receipts of Preference Shares A held. As of June 1, 2003, we had received notice from the following entities of an interest of 5% or more in our Ordinary Shares and Preference Shares A and C:

Entity	% of Total Shares (1)
AEGON NV	5.18
Apollo Investment Fund IV, L.P. (potential interest) (2)	8.8
Cobepa NV	5.2
Dexia SA	5.1
Fortis Utrecht NV	6.3
ING Groep NV	10.02
NIB Capital NV	7.6

(1) Calculated on basis of total number of outstanding Ordinary Shares, Preference Shares A and Preference Shares C.

(2) Calculated on a fully converted basis. See “Related Party Transactions – Apollo and Bain” below.

The information provided in the table above is based on notifications by these entities and is as of the date of each respective notice. As a matter of Dutch law, shareholders are not required to provide us regularly with updated notifications.  As a result, unless we receive such notifications, we are not, nor would be likely to be, aware of any significant changes in the ownership of our Ordinary Shares and Preference Shares A and C.  Nevertheless, under the U.S. federal securities laws, any person who acquires, directly or indirectly, the beneficial ownership of  more than 5% of our Ordinary Shares or ADS’s will be required to file certain reports with the SEC. To date, no such notifications have been filed.

The Company’s major shareholders do not have any special voting rights, except Apollo and Bain which is explained in Item 10 “Additional Information- Articles of Association of Buhrmann NV- Preference Shares C”.

We are not aware of any corporation or foreign government which could be deemed to directly or indirectly own or control Buhrmann NV.

Buhrmann believes that at December 31, 2002, approximately 16% of Buhrmann’s Ordinary Shares were held in the United States (approximately 21 million shares, all held by institutional investors). This is based on a third party investigation relating to the geographical spread of Buhrmann’s Ordinary Shares. This investigation is made once a year and the latest available information is as at September 30, 2002.

Related Party Transactions

Apollo and Bain

On October 28, 1999, affiliates of Apollo and affiliates of co-investor Bain purchased a total of  35,000 Preference Shares C for an aggregate purchase price of USD 350 million. The Apollo group purchased 23,500 Preference Shares C for a purchase price of USD 235 million and the Bain group purchased 11,500 Preference Shares C for a purchase price of USD 115 million, including 300 Preference Shares C purchased by Peder Smedvig Capital AS for a purchase price of USD 3 million. Apollo and Bain have each designated one representative to be appointed to Buhrmann NV’s Supervisory Board, and  have other special rights both as holders of Preference Shares C and under the stock purchase agreement.  In the aggregate, Preference Shares C account for less than one percent of the vote on matters to be voted on by shareholders of Buhrmann NV.  The Preference Shares C are convertible at the option of their holders into Ordinary Shares (see Item 10 “Additional Information- Articles of Association of Buhrmann NV- Preference Shares C”). If Apollo and Bain had converted all of their Preference Shares C into Ordinary Shares at December 31, 2002, the number of Ordinary Shares held by Apollo and Bain would represent approximately 9% and 5% respectively of the outstanding Ordinary Shares after conversion at December 31, 2002.

Certain of the material rights of Apollo and Bain which exist under the stock purchase agreement are summarized below (and are qualified by reference to the Stock Purchase Agreement which is filed as Exhibit 4.1 to this annual report on Form 20-F).

On June 18, 2003, Buhrmann announced that it had been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited. Buhrmann has secured the required consent of Apollo and Bain for the proposed transaction. Contingent on the completion of the sale of the Paper Merchanting Division, a number of  revisions to the stock purchase agreement have been offered which are listed in Item 4  “Information on the Company – Recent Developments”.

Board Representation

So long as the Apollo holders and the Bain holders hold 75% of their initial investment, Buhrmann NV will nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of two people, one proposed by each of the Apollo holders and the Bain holders.  If either the group of Apollo holders or the group of Bain holders hold at least 75% of their initial investment and the other group holds an amount of shares that is less than this percentage, Buhrmann NV will nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of one person proposed by the Apollo holders or the Bain holders.  In addition, if neither the Apollo holders nor the Bain holders hold 75% of their initial investment, but together the Apollo holders and the Bain holders hold 50% of their combined initial investment, Buhrmann NV will nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of one person proposed jointly by the Apollo holders and the Bain holders.

Special Covenants

So long as the Apollo holders or the Bain holders have the right to nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s  Supervisory Board of at least one person, Buhrmann NV is required to obtain the consent of the holders of a majority of the Preference Shares C, or the Ordinary Shares into which the Preference Shares C are convertible, held by the Apollo holders or the Bain holders before it can take certain actions. These actions include making acquisitions and divestments for values over a certain amount, declaring or paying any dividends on Ordinary Shares if the aggregate value of all dividends paid or payable by Buhrmann NV exceed 35% of Buhrmann NV’s consolidated net income and, subject to certain exceptions, issuing any equity securities of Buhrmann NV or its subsidiaries.

If the Apollo holders or the Bain holders fail to give consent to one of these actions during the two years after the date the Preference Shares C are issued, Buhrmann NV has an option to redeem all, but not less than all, of the Preference Shares C, or the Ordinary Shares into which the Preference Shares C are convertible, subject to the following conditions:

• The option must be exercised within a stated period of time following the date on which the proposed action is scheduled to take place; and

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

Standstill;Lock-up

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

Interest of management in certain transactions

The following table sets forth the amounts oustanding during the year 2002 and as at June 1, 2003 of loans extended to Members of the Executive Board (in thousands of euro):

	Principal	Interest	Outstan- ding as at December 31, 2001	Extended in 2002	Repaid in 2002	Outstan- ding as at December 31, 2002	Outstan- ding as at June 1, 2003
F.H.J. Koffrie:
1997	80	4.60%	7	—	7	—	—
1999	46	4.00%	23	—	9	14	10
2000	25	5.00%	18	—	5	13	11
2001	16	5.25%	15	—	3	12	10
2002	78	5.25%	—	78	6	72	65
			63	78	30	111	96

F.F. Waller:
2000	13	5.00%	9	—	3	6	5
2001	8	5.25%	7	—	1	6	5
2002	43	5.25%	—	43	4	39	36
			16	43	8	51	46

Total			79	121	38	162	142

These loans have been granted by the Company within the context of the Buhrmann option plan and serve to finance the upfront Dutch income tax which is due by the optionees on the basis of the option grant. They are repaid over a period of five years.

No loans have been extended to Members of the Supervisory Board.

ITEM 8: FINANCIAL INFORMATION

Our Consolidated Financial Statements are included in Item 18 of this annual report.

Legal proceedings

Buhrmann ISD Groupe S.A. / Ipfo Bail S.A. - Arbitration

The Buhrmann Group was involved as plaintiff in French arbitration proceedings, initiated in 1994 against the French company Ipfo Bail S.A (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of the company in the closing balance sheet at the time of the acquisition. On the basis of the decision rendered in these arbitration proceedings, Buhrmann received indemnity payments totalling EUR 79 million in February and March 2003,  resulting in a net income of EUR 58 million, after deduction of expenses.

Deutsche Papier / Bundeskartellamt

In June 2002, the German competition authorities (the Bundeskartellamt or “BKA”) launched an investigation against a number of German paper merchants, among which is Buhrmann’s subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany.  The potential maximum fine for the alleged violation is EUR 500,000 plus three times the surplus profit resulting from the violation of the anti-trust rules. The fine has not yet been imposed by the BKA but based on the BKA’s initial assessment of surplus profit, the maximum fine would be approximately EUR 25 million. A third party investigation into the alleged surplus profit substantiated Buhrmann’s position that there has been no or at the most a minor surplus profit in the challenged period. Based on the foregoing, Buhrmann believes that if a fine would be applicable at all, it will not exceed EUR 5 million.

Other

Buhrmann is involved in various other routine legal and regulatory proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

Dividend Policy

The dividend policy of Buhrmann is aimed at achieving an average long-term pay-out rate of around 35% of the net profit from ordinary operations after deduction of the dividend on the preference shares. This dividend can be paid either in new Ordinary Shares debited to the share premium reserve, or in cash, at the option of the shareholder.

The following table sets out, for the years indicated, the dividends in euro declared by Buhrmann in respect of its Ordinary Shares.

Dividend per Financial Year	Share
1999	0.60
2000	0.60
2001	0.16
2002 (*)	0.07

(*) For calculation of the dividend pay-out, Buhrmann decided to exclude not only the extraordinary items, but also the goodwill impairment. The dividend was paid entirely in shares on May 16, 2003. For shareholders who expressed the wish to receive a cash amount, the Company sold the shares in which the stock dividends were converted. These shareholders then received a cash amount of EUR 0.07 gross per Ordinary Share. A total number of 4,063,857 Ordinary Shares were issued for this purpose.

Dividend payments may be subject to Netherlands statutory withholding taxes.

Significant Changes

Except as otherwise disclosed in this annual report, there have been no material changes in Buhrmann’s financial position since December 31, 2002.

ITEM 9 THE OFFER AND LISTING

Our Ordinary Shares are listed in Amsterdam on Euronext Amsterdam N.V. which is the principal trading market for our Ordinary Shares. Our Ordinary Shares are also listed on the New York Stock Exchange, or NYSE, trading in the form of American Depositary Shares, or ADSs, evidenced by ADRs. Each ADS represents one Ordinary Share.  We have a sponsored ADR facility with the Bank of New York as depositary. The ADSs have been listed on the New York Stock Exchange since September 20, 2001.

The following table sets forth, for the periods indicated, the per share high and low closing market prices of our Ordinary Shares on the Euronext Amsterdam and of our ADSs on the NYSE.

	Ordinary Shares (in euro)		ADSs (in dollars)
	High	Low	High	Low
Fiscal Year Ended

December 31, 2002	15.83	2.40	13.59	2.43
December 31, 2001	33.00	5.33	11.40	5.40
December 31, 2000	35.00	16.58	NA	NA
December 31, 1999	19.95	10.30	NA	NA
December 31, 1998	26.19	12.93	NA	NA

Fiscal Year Ended December 31, 2001

First Quarter	33.00	25.65	NA	NA
Second Quarter	30.26	10.00	NA	NA
Third Quarter	11.25	5.33	6.15	5.40
Fourth Quarter	13.00	5.86	11.40	5.60

Fiscal Year Ending December 31, 2002

First Quarter	15.83	11.65	13.59	10.20
Second Quarter	15.14	8.90	13.39	8.92
Third Quarter	9.86	5.07	9.89	5.35
Fourth Quarter	5.30	2.40	5.46	2.43

Fiscal Year Ending December 31, 2003

First Quarter	5.00	1.97	5.42	2.15

Calendar Month

December 2002	5.08	4.09	5.25	4.24
January 2003	5.00	3.36	5.42	3.64
February 2003	3.50	2.41	3.92	2.73
March 2003	2.66	1.97	2.96	2.15
April 2003	3.18	2.03	3.65	2.35
May 2003	3.63	2.85	4.20	3.22

ITEM 10 ADDITIONAL INFORMATION

Articles of Association of Buhrmann NV

Following is a description of the material provisions of our Articles of Association pertaining to the rights and restrictions applicable to our Ordinary and Preference Shares. This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association filed as Exhibit 1.1 to this annual report on Form 20-F.

General

Buhrmann was incorporated under Dutch law on January 6, 1875 as a public limited liability company (naamloze vennootschap). The Buhrmann Articles of Association were last amended by a notarial deed dated July 4, 2002.  The object of Buhrmann is the participation in, management of, financing of and rendering services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of graphical and office systems, graphical paper, etc. and, generally, the carrying out of such activities which, in the broadest meaning of the word, are connected with the above described objects or are conducive thereto.

Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share Capital

Buhrmann’s current authorized share capital amounts to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, each with a nominal value of EUR 1.20 per share. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

On June 1, 2003, the issued and paid-in share capital was divided over 190,015,293 issued shares, consisting of 136,691,918 Ordinary  Shares, 53,281,979 Preference Shares A and 41,396 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

Voting rights

Annual general meetings of shareholders are held within six months of the end of the financial year, for the purpose of, among other things, adopting the annual accounts. Extraordinary general meetings of shareholders may be convened by the Executive Board or the Supervisory Board. General meetings of shareholders are held in Amsterdam. Each shareholder is entitled to attend a general meeting of shareholders in person or be represented by written proxy, address the meeting and exercise voting rights with due observance of the provisions of the Articles of Association. Each share in Buhrmann’s capital is entitled to one vote. Unless the Articles of Association or mandatory law provides otherwise, all shareholders’ resolutions require an absolute majority of the votes. Meetings of holders of a separate class of shares will be convened by the Executive Board or the Supervisory Board, as frequently as necessary.

Preference Shares A

As of June 1, 2003, all Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann (“Trust Office”), against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Trust Office is to acquire and administer Preference Shares A for which it issues depositary receipts by way of title and for administrative purposes. The holders of the depositary receipts receive all of the economic benefits which attach to ownership of the Preference Shares A and they are authorized to attend and speak at the general meeting of shareholders. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association, subject to certain limitations. The depositary receipts are listed on Euronext NV, Amsterdam.

 The Trust Office exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, the companies affiliated with Buhrmann in a group and everybody involved with the group as effectively as possible. The holders of Preference Shares A vote together with the holders of Ordinary Shares as one class. The Trust Office votes in accordance with the decision of a majority of the board of the Trust Office. The board of the Trust Office comprises five members: two members A, two members B and one member C. The members A are appointed by the board of the Trust Office. The member C is appointed by the Supervisory Board. The two members B are appointed by the holders of depository receipts representing Preference Shares A. As at June 1, 2003, these members are Messrs. R.A.H. van der Meer and W.O. Wentges. The other members of the Trust Office are Messrs. A.A. Loudon, L.C. van Wachem and P.C. van den Hoek. In the collective opinion of the Executive Board of Buhrmann and the Directors of the Trust Office, the Trust Office Directors are in compliance with the independence requirements of the Listing Rules of Euronext NV, Amsterdam.

On March 25, 2003, a meeting of holders of depositary receipts was held. At this meeting changes to the administration conditions were decided in such a way, subject to certain limitations, that the holders of depositary receipts are now entitled to vote in the shareholders’ meeting and that the number of voting rights attached to the (depositary receipts of the) Preference Shares A is based on the stock market price of the depositary receipts in relation to the stock market price of the Ordinary Shares as follows:

(i)                                     The voting rights attached to the Preference Shares A held by the Trust Office that can be exercised at a general meeting of shareholders of the Company, is related to the value of the Preference Shares A in proportion to the value of the Ordinary Shares in the capital of the Company. The voting right is calculated on the basis of the total value (based on the stock market price of a depositary receipt) of the Preference Shares A held by the Trust Office, divided by the stock market price of one Ordinary Share. The stock market price shall be the closing price of the last stock market trading day of the month prior to the month in which the general meeting of shareholders is convened. The outcome of this calculation is rounded off as usual to whole numbers, which rounded off amount shall reflect the number of votes the Trust Office may cast.

(ii)                                  The Trust Office shall at such request of a holder of depositary receipts grant a written proxy, with the power of substitution, to exercise the voting rights attached to the shares in exchange for which the depositary receipts were issued that are held by the holder. The number of shares a holder of depositary receipts, as proxy of the trust office, may cast is related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the Ordinary Shares, and is calculated on the basis of the provisions set out in the last preceding paragraph. A holder of depositary receipts thus authorized may exercise the voting right at his own discretion.

(iii)                               The proxies to be granted to the holders of the depositary receipts may be refused by the Trust Office in the event:
a) of a public bid,

b) of a shareholder holding 25% of the issued share capital, and

c) the Trust Office deems the granting of such proxy incompatible with the interests of the Company.

Preference Shares B

As of June 1, 2003, no Preference Shares B had been issued. A put and call option agreement has been signed between Stichting Preferente Aandelen Buhrmann NV and the Company relating to Preference Shares B.  Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Each Preference Share B is entitled to one vote on all matters to be voted upon generally by the holders of the Ordinary Shares, and the holders of Preference shares B vote together with the holders of Ordinary Shares as one class. The holders of Preference Shares B are entitled to vote separately as a class on any amendment to the Articles of Association that adversely affects the holders of the Preference Shares B. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, so as to exclude, as far as possible, influences which could threaten, among other things, the continuity, independence and identity of Buhrmann. The aim of the Preference Shares B is to provide a protective measure against unfriendly take-over bids. As of December 31, 2002 the Board of Stichting Preferente Aandelen Buhrmann comprises: A.L. Asscher

(Chairman), P. Bouw, J.F. van Duyne, A.G. Jacobs and K. Vuursteen. Each Board Member is entitled to cast one vote. In the collective opinion of the Executive Board of Buhrmann NV and the Directors of Stichting Preferente Aandelen Buhrmann NV, the conditions with regard to the independence of the Directors of Stichting Preferente Aandelen Buhrmann NV, as referred to in appendix X of the listing rules of Euronext NV, Amsterdam, have been complied with.

Preference Shares C

An aggregate of 35,000 Preference Shares C were issued to two U.S. venture capital groups, Apollo Investment Fund IV and Bain Capital Fund VI, on October 28, 1999, at the occasion of the closing of the acquisition of Corporate Express. Each Preference Share C has a nominal value of EUR 1.20 per share.

On June 18, 2003, Buhrmann announced that it had been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited. Contingent on the completion of the sale of the Paper Merchanting Division, a number of revisions to the terms regarding the Preference Shares C, as described below, have been offered which are described in Item 4  “Information on the Company – Recent Developments”.

Conversion

The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The initial conversion rate amounted to EUR 18.1125 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2000, May 2001 and May 2002 in respect of the financial years 1999, 2000 and 2001 respectively, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 17.8125, EUR 17.5125 and EUR 17.4325, respectively. After the dividend  for the fiscal year 2002, payable in May 2003, the conversion rate decreased to EUR 17.3975. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends (“The Liquidation Preference”).

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

Voting

Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares, and the holders of Preference Shares C vote together with the holders of Ordinary Shares as one class. Amendments of the Articles of Association that will affect the rights of Preference Shares C will require specific approval of the holders of Preference Shares C.

Redemption

If after four years after the Preference Shares C were issued the closing price of the Ordinary Shares is at any time at or above 150% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the Liquidation Preference”; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the Liquidation Preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the Liquidation Preference”. On the twelfth anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the Liquidation Preference. In addition, on the twelfth anniversary of the issue date, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase the Preference Shares C at 100% of the Liquidation Preference. If Buhrmann elects not to follow such request, the conversion price will be reduced to the lower of (a) 50% of the then current conversion price, or (b) 50% of the then current market price of Buhrmann Ordinary Shares. If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the Liquidation Preference.

Dividends

The proposed dividend for a financial year must be approved by the annual general meeting of shareholders, which is typically held in April or May of the following financial year. The dividend is paid after this meeting. Dividend payments are allowed only to the extent that the shareholders’ equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year before any dividend will be paid to any other class of shares.

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

On the Preference (protection) Shares B a dividend shall be paid, the percentage of which – to be calculated over the paid up part of the nominal value – is equal to the repo-rate of the European Central Bank, decreased or increased by a discount or upcount, with a maximum of three percentage points, to be determined by the Executive Board under the approval of the Supervisory Board, averaged over the number of days over which the payment is made.

The Executive Board determines - subject to the approval of the Supervisory Board - which part of the profit remaining after payment of the dividends on the Preference Shares will be allocated to the reserves. Any part of the profit remaining thereafter shall be paid as a dividend on the Ordinary Shares. The Executive Board may decide to pay an interim dividend. The decision is subject to the approval of the Supervisory Board.

If , over any year, a loss has been suffered, the general meeting may, on the proposal of the Executive Board which has been approved by the Supervisory Board, resolve to clear the loss and/or to make distributions to shareholders, to the debit of the distributable part of the capital and reserves, provided that no charge may be made to the share premium reserves A and C.

The amount of dividends, if any, paid to the holders of the Ordinary Shares will be determined in accordance with the Articles of Association as described above, and in light of existing conditions, including earnings, financial conditions and requirements and other relevant factors.

Capital reduction

Upon the proposal of the Executive Board and subject to the approval of the Supervisory Board, the general meeting of shareholders may resolve to reduce Buhrmann’s issued share capital by cancellation of shares or by reducing the nominal value of the shares through amendment of the Articles of Association, subject to certain statutory provisions and the provisions of the Articles of Association.

Global Note and transfer

Ordinary Shares may be issued in registered or bearer form. All Ordinary Shares issued in bearer form are represented by one single share certificate (“the Global Note”). The Global Note has an appendix which states the number of shares represented by the Global Note. This appendix forms an inseparable part of the Global Note. Changes to the number of outstanding bearer shares will be recorded on the appendix to the Global Note by Nederlandse Centraal Instituut voor Giraal Effectenverkeer B.V. (“Necigef”), which is authorized to do so by the Company. The Global Note is deposited with Necigef for safe custody and may be traded on Euronext Amsterdam. The Global Note is transferable through the book-entry transaction system of Ordinary Shares in bearer form may be converted into Ordinary Shares in registered form, and vice versa. No Global Note shall be issued for Ordinary Shares in registered form. Entries shall be made in the shareholders’ register of the names and addresses of all holders of registered shares. Such register must also include the number of shares held by each shareholder. The transfer of registered shares held by each registered shareholder requires a deed of transfer, signed by the transferor and signed or otherwise accepted by the transferee and, if Buhrmann is not a party to the transfer, a written acknowledgement by Buhrmann or service of the deed of transfer on Buhrmann. No approvals are required for a transfer of Ordinary Shares.

Issue of Shares; Pre-emptive rights

The authority to issue Ordinary Shares and Preference Shares B has partly been delegated by the general meeting of shareholders to the Executive Board pursuant to a resolution dated April 29, 2003. The Executive Board, with the consent of the Supervisory Board, is generally authorized to issue Ordinary Shares up to a maximum of 10% of the issued share capital in the form of Ordinary Shares, and up to a maximum of 30% of the issued share capital in the form of Ordinary Shares in the event of an issue for reasons of a merger or an acquisition. The Executive Board is authorized to issue Preference Shares B up to a maximum of 100% of the issued share capital in the form of Ordinary Shares, Preference Shares A and Preference Shares C. For these purposes, issuances of Ordinary Shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue Ordinary Shares and Preference Shares B will terminate on October 28, 2004 unless extended by a resolution of the general meeting of shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue Ordinary Shares and/or Preference Shares B.

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

At the annual general meeting of shareholders of Buhrmann on April 29, 2003 the Executive Board was authorized to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire Ordinary Shares up to October 28, 2004, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

Restriction on Non-Dutch Shareholders’ Rights

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

Executive Board and Supervisory Board

The responsibility for the conduct of Buhrmann’s business is entrusted to the Executive Board under the supervision of the Supervisory Board.

(i)        Executive Board

The members of the Executive Board are appointed by the general meeting of shareholders on the proposal of the Supervisory Board. A resolution to appoint or to remove a member of the Executive Board other than on the proposal of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital. The remuneration and other conditions of employment of the members of the Executive Board are determined by the Supervisory Board.

(ii)     Supervisory Board

The members of the Supervisory Board are appointed by the general meeting of shareholders on the proposal of the Supervisory Board. A resolution to appoint or to remove a member of the Supervisory Board other than on the proposal of the Supervisory Board requires a majority of at least two-thirds of the votes cast representing more than one-third of the issued capital. The remuneration of the members of the Supervisory Board is determined by the general meeting of shareholders. A member of the Supervisory Board must retire not later than on the day on which the general annual meeting of shareholders is held in the financial year in which the Member reaches the age of seventy.

Annual accounts and discharge

Within five months following the end of each financial year, the Executive Board must prepare annual accounts accompanied by an annual report. This period may be extended by the general meeting of shareholders on account of special circumstances for up to six months. The annual accounts and annual report must, within the same period, be submitted to the Supervisory Board, which will present a report to the general meeting of shareholders. The annual accounts and the annual report will be available to shareholders from the date of the notice convening Buhrmann’s annual general meeting of shareholders. The annual accounts must be adopted by the general meeting of shareholders. After distribution of dividends in respect of the Preference Shares and subject to prior approval of the Supervisory Board, the Executive Board may determine which part of the profits shall be reserved.

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

American Depositary Shares

We incorporate by reference the disclosure regarding our American Depositary Share program included in the Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 28, 2001.

Material Contracts

In July 2002, the Buhrmann operating companies in the United Kingdom, the Netherlands and the United States entered into various contracts relating to Buhrmann’s accounts receivable securitization program including: (1) the Dutch Master Receivables Purchase Agreement, amended and restated on July 18, 2002 between Buhrmann-Ubbens BV, Proost and Brandt BV, Buhrmann Silver S.A., Buhrmann Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann N.V.; (2) the US Contribution Agreement, amended and restated on July 18, 2002 between Corporate Express Office Products, Inc., Corporate Express of Texas, Inc., Burhmann Silver US LLC, Buhrmann N.V. and Deutsche Trustee Company Limited; (3) the English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002 by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.; (4) the Master Definitions and Framework Deed, amended and restated July 18, 2002 between various parties in the securitization program; and (5) the English Standard Terms and Conditions, amended and restated July 18, 2002 between various parties in the securitization program.  For a summary of the principal terms of the accounts receivable securitization program, see “Accounts Receivable Securitization Program” in Item 5 in this annual report on Form 20-F.

On December 10, 2002,  Buhrmann NV and Heidelberger Druckmaschinen Aktiengesellschaft entered into a Distributor Agreement which extends Buhrmann’s right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxemburg, Italy, Greece and Spain. The agreement takes effect as of July 1, 2003 and applies for five years. After the five years period, the agreement will continue to be in effect unless terminated by an eighteen months prior written notice by one of the parties. This agreement is filed as Exhibit 4.14 to this annual report on Form 20-F.

Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of Buhrmann NV, on the rights of non-residents to hold or vote Ordinary Shares.  Cash distributions, if any, payable in euros on Ordinary Shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions.  However, for statistical purposes, any such payments and transactions which exceed EUR 10,000 must be reported to the Dutch Central Bank.  In addition, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or regulations of the European Union.

Taxation

The information set out below is only a summary of certain material US tax consequences of an investment in Buhrmann’s 12¼% Notes, American Depositary Shares and  Ordinary Shares and of the principle Dutch tax consequences of an investment in Ordinary Shares.

US and Dutch taxation may change from time to time. Investors should consult their professional advisors as to the tax consequences of an investment in the 12¼% Notes, American Depositary Shares and Ordinary Shares, including the effect of tax laws of any other jurisdiction.

US Federal Income Taxation

The following discussion describes the material US federal income tax considerations of an investment in the 12¼% Notes, American Depositary Shares or Ordinary Shares.  For purposes of this discussion, a “US Holder” means a beneficial owner of a 12¼% Note, American Depositary Share or Ordinary Share that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for US tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source, or (iv) a trust the administration over which a US court can exercise primary supervision and for which one or more US persons have the authority to control all substantial decisions.  If a partnership holds 12¼% Notes, American Depositary Shares or Ordinary Shares, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership.  Partners of partnerships holding 12¼% Notes, American Depositary Shares or Ordinary Shares should consult their own tax advisors.  Except as otherwise provided, the discussion below deals only with US Holders who hold the 12¼% Notes, American Depositary Shares or Ordinary Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion also does not deal with persons who may be subject to special treatment under the US tax laws (including, without limitation, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, broker-dealers, corporations that own (or are deemed to own) 10% or more (by vote and value) of the stock of Buhrmann NV, persons that will hold a 12¼% Note, American Depositary Share or Ordinary Share through a partnership or other pass-through entity, an entity (and the beneficial owners thereof) that is a “conduit entity” holding a 12¼% Note, American Depositary Share or Ordinary Share as part of a “conduit financing arrangement” within the meaning of the Treasury Regulations promulgated under the authority of Section 7701(l) of the Code, persons whose “functional currency” is not the US dollar, individuals who are subject to Section 877 of the Code and persons that will hold a 12¼% Note, American Depositary Share or Ordinary Share as a position in a “straddle,” “hedge,” “constructive sale transaction” or “conversion transaction”. This summary also does not discuss tax consequences under state, local or foreign tax laws.

This summary is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein.  This discussion is not binding on the IRS or the courts.  No ruling has been sought or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the 12¼% Notes, American Depositary Shares or Ordinary Shares or that any such position would not be sustained.  Investors in 12¼% Notes, American Depositary Shares or Ordinary Shares should consult their own tax advisors with regard to the application of the US federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

12¼% Notes

Payments of interest.  A US Holder will be required to report interest on a 12¼% Note as ordinary interest income for US federal income tax purposes at the time it accrues or is received in accordance with such holder’s regular method of tax accounting.

Should a default occur under the terms of the Indenture and a payment of interest or penalty be required from a foreign guarantor and foreign taxes must be withheld by such guarantor or paid by the US Holder with respect to such payment of interest or penalty, the foreign guarantor would, with certain exceptions, be liable for the payment of additional amounts so that the US Holder would receive the same amounts payable had no such withholding taxes been imposed (additional amounts). If additional amounts are paid due to the imposition of foreign withholding taxes, the US Holder will be treated as having actually received the amount of foreign taxes withheld by the foreign Guarantor with respect to a 12¼% Note, and as then having paid over such withheld taxes to the foreign taxing authorities.  As a result, the amount of interest income included in gross income for US federal income tax purposes by a US Holder with respect to a payment of interest may be greater than the amount of cash actually received by the US Holder with respect to such payment.  Subject to certain limitations, a US Holder would generally be entitled to a credit against its United States federal income tax liability, or a deduction in computing its United States federal taxable income, for the foreign withholding taxes withheld by the foreign guarantor and paid over to the foreign taxing authorities or for any taxes paid directly to the foreign taxing authorities.

Market discount.  If a US Holder purchases, subsequent to its original issuance, a 12¼% Note for an amount that is less than its principal amount, the amount of the difference generally will be treated as “market discount,” unless such difference is less than a specified de minimis amount.  Under the market discount rules generally, a US Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a 12¼% Note as ordinary income to the extent of the accrued market discount that has not previously been included in income.  In addition, a US Holder may be required to defer, until the maturity date of the 12¼% Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.  Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the US Holder elects to accrue under a constant yield method.  A US Holder may elect to include market discount in income currently as it accrues (under either the ratable or constant yield method), in which case, the rule described above regarding deferral of interest deductions will not apply.  This election to include currently, once made, applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.  Other rules may apply if a US Holder has made an election to treat all interest received on the 12¼% Notes under the constant yield method.

Bond premium.  If a US Holder purchases a 12¼% Note for an amount that exceeds the sum of all amounts payable on the instrument after the purchase date (other than stated interest), the 12¼% Note has “bond premium.”  A US Holder may elect to amortize such bond premium over the remaining term of such 12¼% Note (or if it results in a smaller amount of amortizable bond premium, until an earlier call date) using a constant yield method.  If bond premium is amortized, the amount of interest that must be included in the US Holder’s income for each period ending on an interest payment date or at the stated maturity, as the case may be, will be reduced by the portion of premium allocable to such period based on the 12¼% Note’s yield to maturity.  If such an election to amortize bond premium is not made, a US Holder must include the full amount of each interest payment in income in accordance with its regular method of accounting and will receive a tax benefit from the premium only in computing such US Holder’s gain or loss upon the sale or other disposition or payment of the principal amount of the 12¼% Note. An election to amortize premium will apply to amortizable bond premium on all obligations, the interest on which is includable in the US Holder’s gross income, acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

Sale, exchange and retirement of 12¼%  Notes.  Upon the sale, exchange or retirement of a 12¼% Note, a US Holder will recognize gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and the US Holder’s adjusted tax basis in the 12¼% Note.  A US Holder’s adjusted tax basis in a 12¼% Note will, in general, equal the holder’s purchase price for the 12¼% Note increased by amounts includable in income as market discount (if the US Holder elects to include market discount on a current basis) and reduced by any bond premium amortized by such US Holder.  The amount realized by a US Holder will equal the amount received.  Gain or loss recognized by a US Holder on the sale, exchange or retirement of a 12¼% Note will be capital gain or loss (except to the extent described above under “-Market discount” or attributable to accrued but unpaid interest) and generally will be long-term if held more than one year.  Generally, for US Holders who are individuals, long-term gain will be subject to tax at a preferential rate.  The distinction between capital gain or loss and ordinary income or loss is also important in other contexts, for example, for purposes of the limitations on a US Holder’s ability to offset capital losses against ordinary income.

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

Dividends on American Depositary Shares or Ordinary Shares.  The gross amount of any distribution by Buhrmann NV of cash or property (other than certain distributions, if any, of Ordinary Shares distributed pro rata to all shareholders of Buhrmann NV) with respect to American Depositary Shares or Ordinary Shares will be includable in income by a US Holder as dividend income at the time of receipt, which, for a holder of American Depositary Shares, generally will be the date of receipt by the depositary, to the extent such distributions are made from the current or accumulated earnings and profits of Buhrmann NV as determined under US federal income tax principles.  Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders.  To the extent, if any, that the amount of any distribution by Buhrmann NV exceeds Buhrmann NV’s current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder’s adjusted tax basis in the American Depositary Shares or Ordinary Shares and thereafter as capital gain.  Notwithstanding the foregoing, Buhrmann NV does not intend to maintain calculations of earnings and profits as determined under US federal income tax principles.

Includable distributions paid in euros, including any Dutch withholding taxes, will be included in the gross income of a US Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the euros are converted into US dollars at that time. If euros are converted into US dollars on the date of receipt, a US holder generally should not be required to recognize any foreign exchange gain or loss.

Sale or Exchange of American Depositary Shares or Ordinary Shares.  A US Holder generally will recognize gain or loss on the sale or exchange of American Depositary Shares or Ordinary Shares equal to the difference between the amount realized on such sale or exchange and the US Holder’s adjusted tax basis in the American Depositary Shares or Ordinary Shares.  Gain or loss recognized by a US Holder on the sale or exchange of an American Depositary Share or Ordinary Share generally will be capital gain or loss and generally will be long-term if held more than 1 year.  Generally, for US Holders who are individuals, long-term gain will be subject to tax at a preferential rate.  The distinction between capital gain or loss and ordinary income or loss is also important in other contexts; for example, for purposes of the limitations on a US Holder’s ability to offset capital losses against ordinary income.

Foreign Tax Credit Considerations.  For purposes of the US foreign tax credit limitations, dividends on the American Depositary Shares or Ordinary Shares will be foreign source income and will generally be “passive income” (or “financial services income” in the hands of certain persons engaged in financial businesses).  In general, for foreign tax credit limitation purposes, gain or loss realized upon sale or exchange of the American Depositary Shares or Ordinary Shares by a US Holder will be US source income or loss, as the case may be.  Subject to certain complex limitations, including holding period requirements, a US Holder will generally be entitled to a credit against its US federal income tax liability or a deduction in computing its US federal taxable income in respect of any Dutch taxes withheld by Buhrmann NV.

US Holders should consult their tax advisors as to the consequences of Dutch withholding taxes and the availability of a foreign tax credit or deduction.

Passive Foreign Investment Company Considerations.  The Code provides special anti-deferral rules regarding certain distributions received by United States persons with respect to, and sales and other dispositions, including pledges, of stock of, a “passive foreign investment company” (“PFIC”).  A foreign corporation, such as Buhrmann NV, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%.  Buhrmann NV believes that it was not a PFIC for the taxable year ended December 31, 2002 and, furthermore, expect to conduct its affairs in such a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future.

Information reporting requirements and backup withholding tax

A US Holder (other than an “exempt recipient,” including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 30% (subject to phased-in rate reductions until the rate equals 28% for payments in 2006 and thereafter) on, and to information reporting requirements with respect to, payments of principal or interest on, and to proceeds from the sale, exchange or retirement of, 12¼% Notes and with respect to dividends on, and to proceeds from the sale or exchange of, American Depositary Shares or Ordinary Shares.  In general, if a non-corporate US Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply.  The backup withholding tax is not an additional tax and may be credited against a US Holder’s regular US federal income tax liability or refunded by the IRS where applicable.

Netherlands taxation for Non-Resident Holders of Ordinary Shares

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Ordinary Shares Buhrmann. It is a general summary that does not apply to certain categories of investors and it does not discuss every aspect of taxation that may be relevant to a particular holder of Ordinary Shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that Buhrmann is organized, and that its business will be conducted, in the manner outlined in this Annual Report.  Any potential investor should consult his own tax adviser  for more information about the tax consequences of acquiring, owning and disposing of Ordinary Shares.

Unless stated otherwise, this summary is based on the tax laws of the Netherlands as they are in force and in effect on the date of this Annual Report. These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws and if such occurs, the information in this summary could become invalid.

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

General

The summary of certain Dutch taxes set out in this section ‘Dutch taxation of non-resident holders of Ordinary Shares’ only applies to a holder of Ordinary Shares who is a Non-Resident Holder of Ordinary Shares.

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

Taxes on income and capital gains

A Non-Resident Holder of Ordinary Shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by Buhrmann (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of Ordinary Shares, unless:

•    he derives profits from an enterprise, whether as an entrepreneur or pursuant to a co-entitlement to the net worth of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and his Ordinary Shares are attributable to that enterprise; or

•    in the case of an individual) he derives benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

The concept “dividends distributed by Buhrmann” as used in this section includes, but is not limited to, the following:

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

Dividend withholding tax

Dividends distributed by Buhrmann to a Non-Resident Holder of Ordinary Shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See the sub-section “Taxes on income and capital gains” for a description of the concept “dividends distributed by Buhrmann”.

If a double tax treaty is in effect between The Netherlands and the country of residence of a Non- Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by X. The Netherlands tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Netherlands dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of The Netherlands.

If a Non-Resident Holder of Ordinary Shares is resident in the Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double tax treaty with the Netherlands, Buhrmann is not required to withhold Dutch dividend withholding tax from a dividend distributed by Buhrmann to such Holder of Ordinary Shares to the extent that the temporary special distribution tax, discussed below in the section “Distribution tax”, applies to the distribution.

Under the convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (the “U.S./NL Income Tax Treaty”), the Dutch dividend withholding tax rate on dividends paid by Buhrmann on Ordinary Shares held by a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such Ordinary Shares, provided that the holder thereof or, if applicable, the paying agent, has supplied Buhrmann with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, Buhrmann generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefor.

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

Non-Resident holders of shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact to such investors of Buhrmann’s potential ability to receive a reduction as meant in the previous paragraph.

Gift and inheritance taxes

A person who acquires Ordinary Shares as a gift (in form or in substance) or who acquires or is deemed to acquire Ordinary Shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

•the donor or the deceased is resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax, as the case may be; or

•the Ordinary Shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

•the donor makes a gift of shares, then becomes a resident or deemed resident of the Netherlands, and dies as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

If the donor or the deceased is an individual who holds Dutch nationality, he will be deemed to be resident in the Netherlands for purposes of Dutch gift and inheritance taxes if he has been resident in the Netherlands at any time during the ten years preceding the date of the gift or his death. If the donor is an individual who does not hold Dutch nationality, or an entity, he or it will be deemed to be resident in the Netherlands for purposes of Dutch gift tax if he or it has been resident in the Netherlands at any time during the twelve months preceding the date of the gift.

Furthermore, in exceptional circumstances, the donor or the deceased will be deemed to be resident in the Netherlands for purposes of Dutch gift and inheritance taxes if the beneficiary of the gift, or all beneficiaries under the estate jointly, as the case may be, make an election to that effect.

Distribution tax

Buhrmann is subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by Buhrmann during the period from January 1, 2001 up to and including December 31, 2005 are classified as “excessive”. For purposes of this distribution tax, dividends distributed by Buhrmann are considered to be “excessive” to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

•                  4% of the market capitalization of Buhrmann at the beginning of the relevant calendar year;

•                  twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

•                  Buhrmann’s consolidated commercial results for the preceding book year, subject to certain adjustments.

See the section “Dutch taxation of non-resident holders of Ordinary Shares - Taxes on income and capital gains” for a description of the concept “dividends distributed by Buhrmann”.

The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by Buhrmann during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the “excessive” distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. The special distribution tax is not a withholding tax; it is imposed directly on Buhrmann. Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital,

Buhrmann will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

Capital tax

Buhrmann is subject to Dutch capital tax at a rate of 0.55% on any contribution received in respect of Ordinary Shares.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of or in connection with the subscription, issue, placement, allotment or delivery of Ordinary Shares.

Documents on Display

Copies of the annual reports on Form 20-F of Buhrmann N.V. and documents referred to within this Form 20-F are available for inspection upon request at the Buhrmann Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands (tel. +31-20-651 11 11) and the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC, 20549. In addition, Buhrmann’s SEC filings are also available through the SEC’s website www.sec.gov.

ITEM 11  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Buhrmann is exposed to financial market risks including adverse changes in interest rates and currency exchange rates and availability of short-term liquidity. Buhrmann’s financial policy is designed to mitigate these risks by restricting the impact of interest and currency movements on its financial position while safeguarding its liquidity.

The aim is to obtain a capital structure which enables Buhrmann to achieve its strategic objectives. The degree of flexibility of the capital structure, the financing of working capital fluctuations and costs of financing are among the factors taken into consideration.

With respect to the level of debt financing, Buhrmann focuses on projected interest cover on a cash basis (operating result before depreciation of tangible fixed assets and amortization and impairment of goodwill/interest on cash basis) and on the relationship (the “leverage”) between borrowings and total enterprise value (market capitalization of shareholders’ equity plus interest-bearing debt). The objective is to restrict the interest coverage to a minimum of 3 and average market value based leverage over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which total debt over operating result before depreciation of tangible fixed assets and amortization and impairment of goodwill is the most relevant.

Buhrmann aims to incur debt by currency after hedges in proportion to the forecasted split of operating result before depreciation of tangible fixed assets and amortization and impairment of goodwill over the main currencies (USD, EUR and GBP). Forward foreign exchange and currency swap contracts are used to adjust the currency profile of the loans issued towards the desired position, in order to achieve the hedging as per policy. Valuation of these contracts at year-end against the prevailing market prices then obtained matches the valuation of the underlying financing source.

The operations of subsidiaries are predominantly financed through internal debt denominated in local currencies. In general, the remaining translation risk in these subsidiaries is not covered. This is based on the assumption that the investments in subsidiaries are long-term investments.

Regarding currency risk exposure on trading transactions (transaction risk), it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are used to cover these risks. The occurrence of these exposures is relatively low as most business activities are conducted locally in local currencies. Valuation of these contracts at year-end at the prevailing rate matches the valuation of the commercial transaction concerned.

Buhrmann’s interest policy is designed to restrict the impact of fluctuations in interest rates and to keep the interest burden as low as possible. Interest swaps are used to a significant degree to adjust the fixed interest or floating interest nature of the financing towards the required profile.

Financial instruments are only used to hedge against financial market risks. No speculative positions are entered into. These financial instruments are not used for trading purposes.

Currency and interest swap contracts are entered into by Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV who act as the main financing companies for the Group. The Treasury function does not operate under an own profit objective but does pursue benefits of scale and efficiency as well as provide in-house services in the area of financial logistics.  For the securitization program, Buhrmann Silver SA and Buhrmann US LLC act as financing companies.

Buhrmann’s loans and borrowings as of December 31, 2002 are included in the table below. This table provides information about the cash flows, fair value, weighted average interest rate, maturity and contract terms of Buhrmann’s debt which includes both variable and fixed rate debt. Foreign currencies have been translated at the applicable euro rates at December 31, 2002.

For cash, accounts receivable, other short-term assets, accounts payable, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

(in millions of euro)	2003	2004	2005	2006	>2006	TOTAL	Fair Value
Fixed rate debt:
12 ¼% Notes	0	0	0	0	334	334	312
Interest rate	—	—	—	—	12.25%	—	—
Other	0	0	0	0	3	3	3
Total fixed rate debt	0	0	0	0	337	337	315

Variable rate debt:
Securitized Notes	0	0	0	0	260	260
Term Loans A	59	230	298	0	0	587
Term Loans B	2	5	5	249	250	511
Overdrafts + Others	7	0	44	0	0	51
Total variable rate debt	68	235	347	249	510	1,409

Total debt	68	235	347	249	847	1,746

The fair values of Buhrmann’s fixed rate loans have been estimated based on applicable market interest rates available to Buhrmann for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value.

Interest rate risks

Buhrmann’s policy is to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position, in order to achieve the hedging as per policy.

At December 31, 2002, approximately 81% of the interest bearing debt was, after taking into account the effect of interest rate swaps, at fixed interest rates. The average blended effective interest rate (including margin, currency and hedging effects) was approximately 8.6% in 2002.

Buhmann’s Interest Rate Swap contracts at December 31, 2002

IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR

Maturity	Notional amount (in millions of euro)	Average interest rate in%	Fair value (in millions of euro)
<1 year	150	4.47	(2)
<2 years	150	4.80	(6)
<4 years	200	5.29	(10)
<5 years	125	5.18	(9)
Subtotal A	625		(27)

IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR

Maturity	Notional amount (in millions of euro)	Average interest rate in %	Fair value (in millions of euro)
<1 year	215	6.54	(11)
<2 years	381	4.53	(20)
<3 years	95	6.54	(11)
<5 years	72	5.64	(8)
Subtotal B	763		(50)

Total A+B	1,388		(77)

Currency rate risks

Buhrmann’s operations are conducted by entities in many countries and, accordingly, Buhrmann’s results of operations are subject to currency translation risk and currency transaction risk. Currency instruments are used to hedge against exchange rate risks resulting from business activities and financing arrangements in foreign currencies.

Currency forward contracts with terms up to one year are used to cover exchange rate risks resulting from business activities. The policy is to cover these risks. Given the volatility of currency exchange rates, there can be no assurance that Buhrmann will be able to effectively manage its currency transaction risks or that any volatility in currency exchanges rates will not have a material adverse effect on Buhrmann’s financial conditions or results of operations.

Buhrmann generally attempts to cover a portion of its currency translation risk by financing its operations in subsidiaries through internal debt denominated in local currencies In general, the remaining translation risk is not covered. This is based on the assumption that the investments in subsidiaries are long-term investments. However, this risk is monitored and reviewed periodically and if this risk is deemed to be too high, Buhrmann will consider hedges against this risk wherever possible. The economic currency risk is limited, as operating companies generally operate on local markets with local competitors.

Buhrmann’s forward foreign exchange and currency swap contracts at December 31, 2002

Contract	Maturity	Weighted average contractual exchange rate	Notional amount (in millions of euro)	Fair value (in millions of euro)
sell EUR/buy USD	<1 year	1.02	104	(3)
sell GBP/buy EUR	<1 year	0.64	35	0
sell USD/buy EUR	<1 year	1.00	95	5
sell EUR/buy GBP	<1 year	0.64	114	(1)
Other	<1 year	—	68	0

Total			416	1

The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On March 25, 2003, a meeting of holders of depositary receipts of Preference Shares A was held. At this meeting changes to the administration conditions were decided in such a way, subject to certain limitations, that the holders of depositary receipts of Preference Shares A are now entitled to vote in the shareholders’ meeting and that the number of voting rights attached to the (depositary receipts of the) Preference Shares A is based on the stock market price of the depositary receipts in relation to the stock market price of the Ordinary Shares, see Item 10 “Additional Information- Articles of Association of Buhrmann NV- Preference Shares A”.

There have been no other material modifications to the rights of security holders.

ITEM 15: CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company’s Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in this connection management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Within 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective.

There have been no significant changes in the Company’s internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

ITEM 16B: CODE OF ETHICS

Buhrmann has a code of business principles and code of ethics which applies to all employees of the Buhrmann Companies worldwide, including Buhrmann’s principal executive office, principal financial officer, principal accounting officer or controlller and other persons performing similar functions. A copy of our business principles and code of ethics is included as exhibit 11.1 to this annual report on Form 20-F.  On February 27, 2003, we amended our code of business principles and code of ethics in order to reflect recent SEC rule adoptions under Sarbanes-Oxley and proposed New York Stock Exchange Rules.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

In 2002 and 2001, Buhrmann paid to PricewaterhouseCoopers Accountants NV, our principal accountant, the following fees (in millions of euro):

	2002	2001
Audit fees	4.3	4.7
Audit-related fees	2.0	5.0
Tax fees	0.2	1.0

Audit-related fees in 2002 mainly relate to services in connection with the accounts receivable securitization program and the filing of Form 20-F. In 2001, audit-related fees mainly relate to due dilligence and assurance work for acquisitions and the filing of Form 20-F.

Tax fees relate to tax compliance services.

Policy regarding External Auditor Indepence and Services

Under the Buhrmann Policy regarding External Auditor Indepence and Services (as amended June 24, 2003), the external auditors are only allowed to provide permissible audit services, audit-related services and non-audit services that are pre-approved by the Audit Committee (except as otherwise set forth below). The Audit Committee annually reviews the list of permissable services and may add or subtract from the list from time to time.

Permissable audit services include:

• statutory audits or financial audits for subsidiaries or affiliates of the Company, including issuing the audit opinion for group reporting purposes and on the statutory financial statements;

• issuing the audit opinion on the Form 20-F, and other services associated with SEC registration statements, periodic reports and other documents filed with the SEC;

Permissable audit-related services include due diligence work, audits on divestments and acquisitions and advice on accounting policies.

Permissable non-audit services include:

• risk management advisory services (such as assessment and testing of security controls);

• treasury advisory services;

These non-audit services require the pre-approval of the Audit Committee unless:

(i)                                     the aggregate amount of all such services provided constitutes no more than EUR 250,000 in any fiscal year;

(ii)                                  such services were not recognized by the Company at the time of the engagement to be non-audit services; and

(iii)                               such services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee prior to the completion of the audit.

ITEM 17: FINANCIAL STATEMENTS

Not applicable

ITEM 18 FINANCIAL STATEMENTS

See pages F-1 through F-82 incorporated by reference herin.

ITEM 19: EXHIBITS

Exhibit Number	Description of Exhibits
1.1	Articles of Association of Buhrmann NV, as amended, dated July 4, 2002.

*2.1

Indenture, dated as of October 29, 1999 for the 12¼% Senior Subordinated Notes due 2009 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee (including form of note).

*2.2

First Supplemental Indenture, dated as of January 31, 2000 for the 12¼% Senior Subordinated Notes due 2009 among the Additional Guarantors, the Guarantors under the Indenture, Buhrmann US Inc. and The Bank of New York, as Trustee.

*2.3

Registration Rights Agreement, dated October 29, 1999 for the 12¼% Senior Subordinated Notes due 2009 among Buhrmann US Inc, Buhrmann NV and the other guarantors listed therein and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.

*2.4	Guarantee of the 12¼% Senior Subordinated Notes due 2009, dated October 29, 1999 among the German Guarantors listed therein.

*4.1	Stock Purchase Agreement, dated as of September 3, 1999 by and between Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.

*4.2	Amendment No. 1 to Stock Purchase Agreement, dated October 26, 1999 among Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.

*4.3

Purchase Agreement, dated October 26, 1999 for the 12¼% Senior Subordinated Notes due 2009 by and among Buhrmann NV, Buhrmann US Inc. and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.

*4.4

Credit Agreement, dated October 26, 1999 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.

**4.5

First Amendment to Credit Agreement, dated August 4, 2000, by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.

**4.6

Second Amendment to Credit Agreement, dated January 26, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Lender and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.

Exhibit Number	Description of Exhibits
***4.7

Third Amendment to Credit Agreement, dated October 4, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Arranger and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.

***4.8

Fourth Amendment to Credit Agreement, dated December 3, 2001 by and among Buhrmann NV, as guarantor, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc., as Lead Arranger and Sole Book Manager, Paribas, as Syndication Agent, ABN AMRO Bank N.V., as Documentation Agent, and Bankers Trust Company, as Administrative Agent.

4.9

Fifth Amendment to Credit Agreement, dated as of December 2, 2002, by and among Buhrmann N.V., as guarantor,, Buhrmann US Inc., as Borrower, various lenders, Deutsche Bank Securities Inc. , as lead arranger and Sole Book Manager, BNP Paribas, as Syndication Agent , ABN AMRO BANK N.V., as Documentation Agent, and Deutsche Bank Trust Company Americas, as Administrative Agent.

*4.10	Guaranty, dated as of October 26, 1999 made by each of the guarantors party thereto.

*4.11

Pledge Agreement, dated as of October 26, 1999 made by each of the pledgors party thereto to Bankers Trust Company, as Collateral Agent for the benefit of the secured creditors under the senior credit facility for the benefit of the secured creditors under the senior credit facility.

*4.12	Security Agreement, dated as of October 26, 1999 among Buhrmann NV, Buhrmann US Inc., certain subsidiaries and affiliates of Buhrmann US Inc. and Bankers Trust Company as Collateral Agent.

*4.13	Master Agreement, dated March 1, 1994 between Heidelberger Druckmaschinen Aktiengesellschaft (Heidelberg) and NV Koninklijke KNP BT (KNP BT), effective until June 30, 2003.

4.14	Distributor Agreement, dated December 10, 2002 between Heidelberger Druckmaschinen Aktiengesellschaft (Heidelberg) and Buhrmann NV, effective as of July 1, 2003.

****4.15

Deposit Agreement, dated as of December 21, 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV and The Bank of  New York as Depositary and Owners and Holders of American Depositary  Receipts.

4.16	Form of employment contract for Members of the Executive Board.

4.17

Dutch Master Receivables Purchase Agreement, amended and restated on July 18, 2002 between Buhrmann-Ubbens  BV, Proost and Brandt BV, Buhrmann Silver S.A, Buhrmann Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann N.V.

4.18

US Contribution Agreement, amended and restated on July 18, 2002 between Corporate Express Office Products, Inc. , Corporate Express of Texas, Inc., Burhmann Silver US LLC, Buhrmann N.V. and Deutsche Trustee Company Limited.

4.19

English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002 by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.

4.20	Master Definitions and Framework Deed, amended and restated July 18, 2002 between various parties in the securitization program.

4.21	English Standard Terms and Conditions, amended and restated July 18, 2002 between various parties in the securitization program.

8.1	List of significant Subsidiaries of Buhrmann NV.

11.1	Business Principles and Code of Ethics of Buhrmann NV, as amended and restated February 27, 2003.

11.2	Audit Committee Charter, as amended and restated on June 24, 2003.

11.3	Compensation, Nominating and Corporate Governance Committee Charter.

12.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act.

*         Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4 dated March 31, 2000, File No. 333-11768.

**       Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F dated June 26, 2001,
File No. 333-11768.

***    Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F dated May 17, 2002,
File No. 001-16663.

****  Incorporated by reference to Post Effective Amendment No. 1 to the Form F-6 Registration Statement filed with the Securities and Exchange Commission on August 24, 2001.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BUHRMANN NV

By:	/s/ Frans H.J. Koffrie

Name: Frans H.J. Koffrie
Title: Chief Executive Officer

By:	/s/ Floris F. Waller

Name: Floris F. Waller
Title: Chief Financial Officer

Dated: June 27, 2003

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Frans H.J. Koffrie, certify that:

1.          I have reviewed this annual report on Form 20-F of Buhrmann NV (the “registrant”);

2.          Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.          Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.          The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.           designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.          evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.           presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.          The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.           all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.          any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.          The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

/s/ Frans H.J. Koffrie

Frans H.J. Koffrie
Chief Executive Officer

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Floris F. Waller, certify that:

1.          I have reviewed this annual report on Form 20-F of Buhrmann NV (the “registrant”);

2.          Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.          Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.          The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a.          designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.         evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.           presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.          The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.           all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.          any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.          The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Dated: June 27, 2003

/s/ Floris F. Waller

Floris F. Waller
Chief Financial Officer

ITEM 18 FINANCIAL STATEMENTS

The following Consolidated Financial Statements, together with the report of PricewaterhouseCoopers Accountants N.V., independent accountants, are filed as part of this annual report:

The listed financial statements contain the financial position, results of operations and cash flow for the consolidated and combined entities that include the non - guarantor subsidiaries as well as the issuer and its guarantors. See Note 35 for the financial position, results of operations and cash flows of the issuer and its guarantors.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and to the Shareholders of Buhrmann NV.

In our opinion the accompanying Consolidated Balance Sheets and the related Consolidated Statements of Income, of Cash Flows and of Group Equity present fairly, in all material respects, the financial position of Buhrmann NV as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the Netherlands. These Consolidated Financial Statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these Consolidated Financial Statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Netherlands and the United States of America which require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net income for the years ended December 31, 2002, 2001 and 2000 and the determination of consolidated group equity at December 31, 2002 and 2001, respectively to the extent summarized in Note 32 to the Consolidated  Financial Statements.

Amsterdam, February 27, 2003, except for Note 31 as to which the date is June 24, 2003.

PricewaterhouseCoopers Accountants N.V.

Buhrmann NV

Consolidated Statements of Income

for the years ended December 31, 2002, 2001 and 2000

In millions of euro

	2002	2001	2000

Net sales	9,948	10,408	9,603

Costs of trade goods sold	(7,392)	(7,702)	(7,004)
Other costs of sales	(303)	(310)	(258)
	(7,695)	(8,012)	(7,262)
Added value	2,253	2,396	2,341

Labor costs	(1,330)	(1,390)	(1,246)
Other operating costs	(467)	(489)	(436)
Depreciation of tangible fixed assets	(114)	(109)	(113)
Amortization of goodwill	(70)	(67)	(55)
Impairment of goodwill	(573)	—	—
Operating costs	(2,554)	(2,055)	(1,850)

Operating result	(301)	341	491
Net financing costs	(199)	(210)	(221)

Result from operations before taxes	(500)	131	270
Taxes	(18)	(24)	(55)
Results from participations and other financial results	16	(3)	5
Minority interests	(12)	(9)	(9)

Result from continuing operations before extraordinary items	(514)	95	211
Result on disposal of discontinued operations (Note 28)	—	—	(3)
Extraordinary result from continuing operations (less income tax gain of EUR 29 million in 2002 and EUR 26 million in 2001 and an income tax loss of EUR 7 million in 2000)	(74)	(40)	13

Net result	(588)	55	221

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann NV

Consolidated Balance Sheets as of December 31, 2002 and 2001

(before appropriation of current year profit)

In millions of euro

	December 31,
	2002	2001
ASSETS
Fixed assets
Intangible fixed assets	1,788	2,684
Tangible fixed assets	592	713
Financial fixed assets	481	635
	2,861	4,032
Current assets
Inventories of trade goods	683	756
Accounts receivable	1,507	1,826
Other receivables	321	404
	2,511	2,986
Cash and cash equivalents	37	99

Total assets	5,409	7,117

GROUP EQUITY AND LIABILITIES
Group equity
Ordinary Shares	158	157
Preference Shares	64	64
Additional paid in capital	2,034	1,993
Other reserves	102	379
Undistributed profit	(588)	41
Minority interests	41	37
	1,811	2,671
Commitments and contingencies (see Note 24 and 26)

Provisions
Pensions	26	25
Deferred taxes	221	340
Other	90	80
	337	445
Long-term liabilities
Subordinated loans	334	397
Other loans	1,344	1,662
	1,678	2,059
Current liabilities
Loans	68	44
Bank overdrafts	26	—
Accounts payable	1,064	1,340
Other liabilities	425	558
	1,583	1,942

Total group equity and liabilities	5,409	7,117

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann NV

Consolidated Statements of Cash Flows
for the years ended December 31 2002, 2001 and 2000

In millions of euro

	2002	2001	2000
Cash flow from operating activities
Cash flow from operations
Operating result	(301)	341	491
Adjustments for:
Depreciation, amortization and impairment	757	176	168
Addition to/(release of) provisions	1	13	(29)
(Increase)/decrease in working capital:
(Increase)/decrease inventories	11	85	(106)
(Increase)/decrease accounts receivable	195	208	(230)
Increase/(decrease) accounts payable	(172)	(19)	207
(Increase)/decrease other receivables and liabilities	18	(67)	(165)
Net (increase)/decrease in working capital	52	207	(294)
Net cash flow from operations	509	737	336

Other operational payments
Interest paid	(184)	(202)	(211)
Profit taxes paid	(16)	(27)	(39)
Payments charged to provisions	(51)	(39)	(20)
	(251)	(268)	(270)
Net cash provided by operating activities	258	469	66

Cash flow from investing activities
Net investments in tangible fixed assets	(107)	(127)	(122)
Acquisition of Group companies and participations	(9)	(578)	(113)
Payments related to integration of acquired Group companies	(90)	(208)	(158)
Divestment of Group companies and participations	68	147	76

Net cash used in investing activities	(138)	(766)	(317)

Cash flow from financing activities
Ordinary Shares issued (see Note 17)	—	665	172
Dividend payments (see Note 17)	(25)	(60)	(53)
Surplus pension fund	—	—	31
Payment to and repurchase of interests of minority shareholders	(5)	(2)	(2)
Paid financing fees (see Note 14)	(16)	(13)	—
Drawn long-term debt (see Note 20)	—	407	222
Repayment of long-term debt (see Note 20)	(162)	(577)	(207)

Net cash provided by financing activities	(208)	420	163

(Decrease)/increase in liquid funds (see Note 27)	(88)	123	(88)

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann NV
Consolidated Statements of Group Equity
for the years ended December 31, 2002, 2001 and 2000

In millions of euro, except number of shares (in thousands)

	Ordinary Shares		Prefe- rence Shares A	Prefe- rence Shares C	Issued and Paid-in Capital	Additional paid in capital	Other Reserves	Undistri- buted profit	Minority interest in group companies	Total group equity
	Issued	In deposit
	Number of shares
December 31, 1999	96,394	(1,605)	53,282	35	171	1,194	75	72	31	1,543
Dividend Ordinary Shares 1999	—	—	—	—	—	—	—	(39)	—	(39)
Profit appropriation 1999	—	—	—	—	—	—	33	(33)	—	—
Option exercised	—	—	—	—	—	—	16	—	—	16
Re-issued in connection with exercised option rights	—	1,094	—	—	—	—	—	—	—	—
Issued shares	4,100	—	—	—	4	153	(3)	—	—	154
Issued shares for stock dividend	2,050	(19)	—	—	2	—	—	—	—	2
Acquisition/disposal	—	—	—	—	—	—	—	—	(3)	(3)
Result 2000	—	—	—	—	—	—	—	221	—	221
Dividend Preference Shares A 2000	—	—	—	—	—	—	—	(14)	—	(14)
Minority share	—	—	—	—	—	—	—	—	8	8
Dividend minority share	—	—	—	—	—	—	—	—	(2)	(2)
Translation differences (net of taxes)	—	—	—	—	—	—	64	—	(2)	62
December 31, 2000	102,544	(530)	53,282	35	177	1,347	185	207	32	1,948
Dividend Ordinary Shares C 2000	—	—	—	—	—	—		(46)	—	(46)
Profit appropriation 2000	—	—	—	—	—	—	161	(161)	—	—
Option exercised	—	—	—	—	—	—	1	—	—	1
Re-issued in connection with exercised option rights	—	37	—	—	—	—	—	—	—	—
Redenomination face value shares	—	—	—	—	13	(13)	—	—	—	—
Issued shares	27,600	—	—	—	29	659	(25)	—	—	663
Issued shares for stock dividend	1,691	(16)	—	2	2	—	—	—	—	2
Purchase shares	—	—	—	—	—	—	—		(3)	(3)
Result 2001	—	—	—	—	—	—	—	55	—	55
Dividend Preference Shares A 2001	—	—	—	—	—	—		(14)	—	(14)
Minority share	—	—	—	—	—	—	—	—	9	9
Translation differences (net of taxes)	—	—	—	—	—	—	57	—	(1)	56
December 31, 2001	131,835	(509)	53,282	37	221	1,993	379	41	37	2,671
Reclassification Additional paid-in capital Preference Shares C	—	—	—	—	—	42	(42)	—	—	—
Dividend Ordinary Shares 2001	—	—	—	—	—	—		(10)	—	(10)
Profit appropriation 2001	—	—	—	—	—	—	31	(31)	—	—
Issued shares	—	—	—	—	1	(1)	—	—	—	—
Issued shares for stock dividend	793	(6)	—	2	—	—	—	—	—	—
Purchase shares	—	—	—	—	—	—	—		(5)	(5)
Result 2002	—	—	—	—	—	—	—	(588)	—	(588)
Dividend Preference Shares A 2002	—	—	—	—	—	—	(11)	—	—	(11)
Dividend Preference Shares C 2002	—	—	—	—	—	—	(21)	—	—	(21)
Preference Shares C to be issued	—	—	—	—	—	—	21	—	—	21
Minority share	—	—	—	—	—	—	—	—	12	12
Translation differences (net of taxes)	—	—	—	—	—	—	(255)	—	(3)	(258)
December 31, 2002	132,628	(515)	53,282	39	222	2,034	102	(588)	41	1,811

Dividend on cumulative preference shares A of EUR 11 million and C of EUR 21 million are included in equity considering their cumulative nature.

The accompanying notes are an integral part of these Consolidated Financial Statements

BUHRMANN NV

Notes to Consolidated Financial Statements

1. Business

Buhrmann NV and its subsidiaries (“the Company”), headquartered in the Netherlands, are engaged in supplying office products and office furniture, distributing paper to the graphic industry and to the office market. The Company also supplies and maintains pre-press systems, printing presses and folding, cutting and binding machines.

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

2. Summary of significant accounting policies

Basis of presentation

The accompanying Consolidated Financial Statements are presented in euro and are based on the historical cost convention prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”) and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

These standards vary in certain material respects from accounting principles generally accepted in the United States (“US GAAP”). See Note 32 for a summary of differences between Dutch GAAP and US GAAP as applicable to Buhrmann NV.

These Consolidated Financial Statements differ in certain respects from the Consolidated Financial Statements and disclosures included in the Buhrmann NV Annual Report 2002 furnished to Buhrmann’s shareholders. Among other things, the parent company balance sheet and income statement and related disclosures are not included in these Consolidated Financial Statements. In addition, certain reclassifications have been made and additional footnote disclosures have been added in order for these Consolidated Financial Statements to comply with the reporting and disclosure requirements of the US Securities and Exchange Commission.

Unless otherwise stated in the following notes, assets and liabilities are shown at face value.

Where necessary, the assets have been reduced by provisions to reflect permanent diminutions in value.

Use of estimates

The Consolidated Financial Statements are prepared in conformity with generally accepted accounting principles in the Netherlands and, accordingly, include amounts that are based on management’s best estimate and judgments particularly in the areas of impairment and amortization of goodwill and tangible fixed assets, accounting for legal proceedings, deferred taxes, provisions for uncollectable accounts receivable,  provisions for restructuring and integration and accounting for pensions.  Actual results could differ from these estimates.

Consolidation policies

The consolidation of Buhrmann includes Buhrmann NV and the companies in which it can exert a controlling influence on the commercial and financial policy (Group companies).

Group companies are fully consolidated. Minority interests in equity and results of Group companies are shown separately.

Divested businesses that meet the definition of discontinued operation are deconsolidated retrospectively. Divested businesses that do not meet the definition of discontinued operation are consolidated in continuing operations until the moment of divestment.

The assets and liabilities of foreign Group companies are translated at the rates prevailing at the Balance Sheet date. The resulting translation differences are recorded directly in shareholders’ equity. Translation differences, net of related taxation, arising from long-term loans to Group companies which are regarded as permanently invested, are also recorded directly in shareholders’ equity. Profit and loss accounts of foreign Group companies are translated at the average rates for the reporting period.

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

Presentation

From 2002, cash, deposits, accruals for income tax and interest are no longer included in working capital (see Note 16). The net effect on working capital at December 31, 2001 was a decrease of EUR 95 million.

In 2002 and 2001, Buhrmann incurred EUR 113 million and EUR 86 million of expenses relating to restructuring measures and integration of acquisitions which were presented as extraordinary expenses. Under the new Guidelines for Annual Reporting applicable in the Netherlands effective as of January 1, 2003, these expenses do no longer meet the definition of extraordinary but would be classified as exceptional operating expenses (see Note 9).

Foreign currencies

Accounts receivable, cash and deposits and liabilities denominated in foreign currencies are translated at the rates prevailing at the balance sheet date, unless these are reflected in currency forward contracts. In such cases, valuation occurs using a currency forward rate. The resulting translation differences are included in income.

The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	December 31, 2002	Average 2002	December 31, 2001	Average 2001	December 31, 2000	Average 2000

AUD	1.8556	1.7365	1.7270	1.7325	1.6770	1.5893

CAD	1.6550	1.4828	1.4077	1.3868	1.3965	1.3712

GBP	0.6505	0.6287	0.6080	0.6218	0.6241	0.6094

USD	1.0487	0.9448	0.8813	0.8955	0.9305	0.9240

Policies for the Consolidated Statement of Income

Net sales

Net sales represent the invoiced value, net of sales tax, of deliveries and services to third parties, less discounts and volume rebates to customers and commissions to agents.

Sales of services are recognized in the period in which the services are rendered.

The Company has five divisions: Office Products North America, Office Products Europe, Office Products Australia, Paper Merchanting and Graphic Systems. For reporting purposes, the Office Products Europe and Australia Division are combined.

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

The Graphic Systems Division sells machines, material and the related services to printers. The sales are recognized when the risk of ownership passes to the customer which usually is at the shipping point, taking into account any future performance obligations by the Company.

Cost of trade goods sold

Cost of trade goods sold represents the purchase price of trade goods sold, net of rebates, cash discounts received from suppliers and net catalogue contributions from suppliers, including duties, insurance and in-bound transportation costs.

Other cost of sales

Other costs of sales mainly comprise out-bound, third party delivery expenses as well as expenses relating to  uncollectable accounts receivable, obsolete inventories and temporary personnel.

Added value
Added value is arrived at by subtracting cost of trade goods sold and other cost of sales from net sales.

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

Results from participations and other financial results

These include:

•                  Results of associated companies determined in accordance with Buhrmann’s accounting policies. For these companies, the proportionate share in the result is shown.

•                  Dividends received from other participations.

•                  Result on the sale of participations.

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

Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the balance sheet date. Within tax groups, where the exercise periods permit, deferred tax assets and liabilities are netted. Resulting deferred tax assets are included in the Balance Sheet under ‘Financial fixed assets’, insofar as realization is more likely than not. The realizability is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under ‘Provisions’.

No withholding taxes are provided for the undistributed earnings of foreign subsidiaries.

Extraordinary income and expense

Profits and losses that are of a non-recurring nature and that are not directly related to normal business operations are treated as extraordinary. This includes reorganization expenses of existing operations, expenses related to the integration of acquired companies that did not qualify as goodwill and result on the sale of divested companies. From 2003 onwards, these expenses will be included in operating result as exceptional expenses (see Note 2 under Presentation).

Policies for the Consolidated Balance Sheet

Intangible fixed assets

Goodwill paid after December 31, 1996 is recorded under this heading. The period of amortization depends on the expected economic life of goodwill with a maximum of forty years. No other intangible fixed assets are recognized.

At least annually a goodwill impairment test is performed to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated for the relevant entity carrying the goodwill based on discounted future cash flows. The fair value is compared to the book value of the entity, including allocated goodwill. In case the fair value is below the book value, the difference will be charged to income as an impairment.

Prior to January 1, 1997 goodwill was written off directly to Group equity.

Tangible fixed assets
Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average economic life.

The depreciation rates are as follows:

Land	No depreciation
Buildings	3 - 7%
Plant and equipment	5 - 10%
E-commerce software	20-33%
Other fixed equipment	10 - 33%

The Company periodically evaluates the carrying value of tangible fixed assets to be held and used when events and circumstances warrant such a review. The carrying value of a tangible fixed asset is considered impaired when the anticipated discounted cash flows from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the discounted cash flow value of the tangible fixed asset if the impairment is deemed to be permanent. The cash flows are for this purpose discounted at a rate commensurate with the risk involved. Repairs and maintenance costs are expensed as incurred.

Financial fixed assets
This item includes:

•             Participations, which consist of associated companies and other companies. Associated companies are participations in which Buhrmann can exert significant influence on the commercial and financial policy. These companies are valued at net equity value. Other companies are investments in which Buhrmann is unable to exert influence of significance. These companies are valued at cost price or long-term lower market value.

•             Long-term receivables from participations.

•             Costs related to financing. These costs are capitalized and amortized based on repayment of the related loans.

•             Deferred taxes insofar as they are long-term in nature (see Taxation).

Financial instruments

Carrying amounts of the Company’s cash and cash equivalents, participations, accounts receivable, accounts payable, other receivables, other liabilities and bank overdrafts approximate fair value due to their short term maturities. Information about the fair value of the Company’s long-term loans is included in Note 20.

Gains and losses on derivative financial instruments, including forward foreign exchange, currency and interest swaps, that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on derivative financial instruments not meeting the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the Consolidated Statement of Income. Information about the estimated fair value of the Company’s derivative financial instruments is included in Note 20. The estimated fair value of derivative financial instruments is determined using quoted market prices, or market pricing models.

Inventories
Inventories of trade goods are valued at historic cost which includes the purchase price, net of volume related rebates and cash discounts received from suppliers, duties, insurance and in-bound transportation costs. Overhead costs are not included in historic cost due to immateriality. If the market value of trade goods is lower than the historic cost, valuation takes place at market value. A provision for obsolescence is recorded if deemed necessary.

Accounts receivable
Accounts receivable are stated at face value less a provision for uncollectability, if deemed necessary.

Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less to be cash and cash equivalents.

Minority interests
Minority interests in Group companies are included at net asset value or at market value if the minority interest can be acquired at that value.

Provisions

The provision for pension relates to insured and uninsured defined benefit plans, both accrued at actuarial value. Most defined benefit plans are insured in separate trusts (pension funds) to which the Company makes contributions. An accrual is recorded if additional contributions must be committed to meet minimum funding levels of these pension plans as defined by local law. The exact amount of the accrual depends on the level of underfunding and the specific financing arrangements.

The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

Other provisions include integration and reorganization accruals following acquisitions, divestments and restructuring of the business as well as provisions for product warranties.

Policies for the Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flow is derived from the Consolidated Statement of Income and other changes between the opening and closing balance sheets in local currencies (the indirect method), translated at average exchange rates. The changes in provisions include movements in provisions for accounts receivable and inventories.

The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds or short-term debt to credit institutions.

3. Significant Acquisitions and Divestments

Acquisitions

All of the Companies major acquisitions were accounted for as purchases with the results of operations of the acquired companies included in the Consolidated Statement of Income from the date of acquisition. On and after January 1, 1997, goodwill is no longer written off directly to Group equity but is capitalized and amortized over a straight-line basis with a maximum of forty years.

The Company’s business was significantly affected by the acquisition in October 1999 of Corporate Express, a leading global supplier of office and computer supplies, office furniture, imaging and computer graphic supplies and computer desktop software to large corporations. The aggregate consideration that the Company paid for all of the outstanding capital stock of Corporate Express was approximately EUR 2.3 billion including assumed debt of approximately EUR 1.2 billion.  The total amount of goodwill paid for this acquisition was EUR 1,771 million.

In May 2000, the Company acquired ANFA, a French distributor of office products for an amount of EUR 46 million. In addition, the Company made a number of smaller acquisitions in 2000, mainly in the Paper Merchanting Division. The total amount paid for all acquisitions, other than ANFA was EUR 67 million. The total amount of goodwill paid for the acquisitions in 2000 was EUR 101 million which is amortized over forty years.

In April 2001, the office supplies division of Samas-Groep NV was acquired for a debt-free price of EUR 321 million in cash. All of the operations of the Samas office supplies division in the Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland were transferred to Buhrmann. More than 90 percent of the sales of this division were generated in the Netherlands and the United Kingdom. In April 2002, the Company finalized the process of determining the goodwill. The final total amount of goodwill paid for this acquisition was EUR 290 million, which is amortized in forty years, and is determined as follows (in millions of euro):

Purchase price	321
Less cash acquired	(13)
Transaction costs	7
Total purchase price	315
Less historical combined net assets, excluding existing goodwill & cash	(50)
Excess of total purchase price over historical net assets	265

Integration provisions	8
Fair value adjustments to the historical combined net assets	17
Goodwill	290

Historical combined net assets:
Net Equity	63
Net Goodwill	—
Cash	(13)
Net	50

In May 2001, Corporate Express, Inc. acquired from US Office Products Company (USOP) the assets of its North American office products business. USOP offered a full range of office products, including traditional office products, office furniture, computer supplies and accessories, business forms and software. The purchase price for the USOP business was USD 172 million (EUR 193 million) in cash. In May 2002, the Company finalized the process of determining the goodwill. The final total amount of goodwill paid for this acquisition was USD 151 million (EUR 144 million) which is amortized in forty years, and is determined as follows (in millions of US dollars):

Purchase price	172
Less cash acquired	—
Transaction costs	15
Total purchase price	187
Less historical combined net assets, excluding existing goodwill & cash	(149)
Excess of total purchase price over historical net assets	38

Integration provisions	105
Fair value adjustments to the historical combined net assets	8
Goodwill	151

Historical combined net assets:
Net Equity	149
Net Goodwill	—
Cash	—
Net	149

In addition, the Company made a number of smaller acquisitions in 2001. The amount paid for all acquisitions in 2001 was EUR 535 million and resulted in EUR 457 million of goodwill.

In 2002, a number of small acquisitions were made for which a total amount of EUR 10 million was paid in 2002. These acquisitions resulted in goodwill of EUR 15 million in total.

Divestments

In May 2000 the sale of the Information Systems Division was completed. For details see Note 28.

A precondition for approval of the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann’s subsidiary Corporate Express Nederland BV. This sale was effected in November 2001 at a debt-free price of EUR 22 million in cash.

In June 2001, Buhrmann sold its Italian ict-reseller, NPO Sistemi S.p.A. based in Milan, to the company’s management at a debt-free price of EUR 30 million in cash. This transaction resulted in a loss of EUR 3 million.

In 2002, there were no major divestments.

Pro-forma summary

The following unaudited pro forma summary presents the consolidated results of operations of the Group as if the Samas and USOP acquisitions had occurred at January 1 of the respective years, for each acquisition separately, and includes the consequences of financing. The expenses relating to the integration of the office supplies divisions of USOP and Samas of EUR 41 million that were recorded in 2001 as extraordinary expenses have also been included in the pro forma results for 2000 as extraordinary expenses, for each acquisition separately. Synergy benefits have not been included. This pro forma summary does not necessarily reflect the results of operations as they would have been if the acquisition had been completed as of the beginning of the periods and is not necessarily indicative of future results (in millions of euro).

Buhrmann + Samas	2001	2000

Net sales	10,516	9,972
Net result from continuing operations before extraordinary items	99	217
Discontinued operations	—	(3)
Extraordinary result from continuing operations	(40)	(3)
Net result	59	211

Buhrmann + USOP	2001	2000

Net sales	10,890	10,804
Net result from continuing operations before extraordinary items	94	211
Discontinued operations	—	(3)
Extraordinary result from continuing operations	(40)	(1)
Net result	54	207

Notes to the Consolidated Statements of Income

in millions of euro, unless stated otherwise

4. Labor costs

	2002	2001	2000

Wages and salaries	(1,113)	(1,181)	(1,064)
Social security contributions	(188)	(182)	(162)
Pension schemes	(29)	(27)	(20)
Total	(1,330)	(1,390)	(1,246)

Pension schemes include defined contribution plans (EUR 18 million in 2002 and 2001 and EUR 14 million in 2000) and defined benefit plans (EUR 11 million in 2002, EUR 9 million in 2001 and EUR 6 million in 2000).

Average number of employees	25,984	27,443	25,782

Number of employees per division at year end
Office Products North America	12,211	14,240	13,262
Office Products Europe and Australia	6,023	6,228	6,100
Paper Merchanting	5,411	5,519	5,666
Graphic Systems	1,139	1,176	1,198
Holdings	74	72	70
Total	24,858	27,235	26,296

Number of employees per geographical region at year end

United States	11,517	13,496	12,412
United Kingdom	2,161	2,458	2,294
The Netherlands	2,373	2,490	2,560
Rest of EMU members	5,158	5,220	5,526
Rest of Europe	953	990	1,056
Rest of the World	2,696	2,581	2,448
Total	24,858	27,235	26,296

5. Other operating costs

	2002	2001	2000

Rent and maintenance costs	(140)	(144)	(134)
General management costs	(209)	(221)	(188)
Other operating costs	(124)	(127)	(120)
Other operating income	6	3	6
Total	(467)	(489)	(436)

Advertising costs (net) during the years ended December 31, 2002, 2001 and 2000 were EUR 18 million, EUR 18 million and EUR 20 million respectively.

6. Net financing costs

	2002	2001	2000

Interest charges	(182)	(195)	(207)
Amortization of capitalized financing costs	(22)	(16)	(14)
Translation differences	5	1	—
Total	(199)	(210)	(221)

7. Results from participations and other financial results

Results from participations and other financial results in 2002 comprise the share in the result of a 25% participation in an Italian paper merchant of EUR 3 million and the release of EUR 13 million of a provision for uncollectability of loan notes. The loan notes were early redeemed in 2002 (see Note 28). In 2001, results from participations and other financial results comprise the result of the office products division of Corporate Express Nederland BV (Zwolle) from April to when it was sold in November. In 2000 this item mainly comprise the dividend from Sappi Limited in which Buhrmann had an interest until it was sold in February 2001.

8. Income taxes

Buhrmann’s international operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

Buhrmann’s effective tax rate was 12.2% in 2002, compared to 11.8% in 2001. The effective tax rate is determined based on the ratio of taxes on result from continuing operations to the amount of result from continuing operations before amortization and impairment of goodwill as amortization and impairment of goodwill are not tax deductable. For reporting purposes, total tax as per Consolidated Statement of Income has been allocated between the Netherlands and abroad.

Result from continuing operations before amortization of goodwill and taxes:	2002	2001	2000

Ordinary activities:
Netherlands	86	108	80
Foreign	57	90	245
	143	198	325
Extraordinary items:
Netherlands	5	12	17
Foreign	(108)	(78)	—
	(103)	(66)	17

Total	40	132	342

Income taxes on:

Result from ordinary activities:
Netherlands	(16)	(33)	(3)
Foreign	(2)	9	(52)
	(18)	(24)	(55)

Result from extraordinary items:
Netherlands	1	1	(7)
Foreign	28	25	—
	29	26	(7)

Total	11	2	(62)

Current	(26)	(17)	(37)
Deferred	37	19	(25)
Total income taxes	11	2	(62)

There were no benefits recognized in 2002 from the release of valuation allowances on deferred tax assets for operating loss carry-forward.

A reconciliation from Buhrmann’s Dutch statutory tax rate to its weighted average statutory tax rate and effective tax rate is as follows:

	2002	2001	2000

Statutory tax rate in the Netherlands	34.5%	35.0%	35.0%
Tax rate differential resulting from geographical mix *	(8.9)%	(8.8)%	(1.8)%
Weighted average statutory tax rate	25.6%	26.2%	33.2%
Changes in deferred tax assets and allowances	(5.3)%	(6.6)%	(10.9)%
Other (including exempt income, non-deductible expenses and incentives)	(8.1)%	(7.8)%	(5.4)%
Effective tax rate	12.2%	11.8%	16.9%

*  in a number of countries respectively tax units, specific tax loss carry-forwards are kept which have not been valued, often due to  the specific circumstances under which they can be utilized .

9. Extraordinary result from continuing operations

	2002	2001	2000

Extraordinary income	10	20	31
Extraordinary expense	(113)	(86)	(11)
Extraordinary result before tax	(103)	(66)	20
Taxes	29	26	(7)
Extraordinary result net	(74)	(40)	13

Extraordinary income in 2002 of EUR 10 million consists of a release of a provision for warranties relating to divested companies which were settled in 2002. Extraordinary expense in 2002 of EUR 113 million includes a charge of EUR 111 million relating to both restructuring measures of EUR 60 million and non-cash write-offs on IT, distribution infrastructure and some other assets of EUR 51 million. Additional information about the restructuring measures is included in Note 18.

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

10. Remuneration and loans Members of the Executive Board and Supervisory Board

Remuneration of Members of the Executive Board (in thousands of euro):

	Salary		Bonus		Pension charges
	2002	2001	2002	2001	2002	2001

F.H.J. Koffrie	545	545	—	—	169	171
R.W.A. de Becker *	212	—	—	—	247	—
G. Dean	408	408	—	—	258	265
M.S. Hoffman *	423	—	—	—	19	—
R.L. King**	—	699	—	—	—	6
F.F. Waller	295	295	—	—	103	103
Total	1,883	1,947	—	—	796	545

*  Mr de Becker and Mr Hoffman were appointed on May 2, 2002

**  Mr King retired from the Executive Board on October 8, 2001

The remuneration reported relates to the period of membership of the Executive Board.

Compensation (including bonuses) for the Executive Board is determined by the Supervisory Board (as advised by the Compensation, Nomination and Corporate Governance Committee). Bonuses are awarded for performance against financial targets of which the internal annual budget is the most relevant. For Messrs. Koffrie and Waller, the performance of the total Buhrmann Group is the determining factor, while for Messrs. de Becker and Dean 50% of the bonus calculation is related to Group targets and 50% to the respective division targets. The bonus of Mr. Hoffman entirely relates to the performance of Buhrmann’s North American Office Products business. Since over 2002 the various targets were not achieved, no bonuses were awarded.

The Members of the Executive Board have pension plans for retirement at the age of 65. These pension plans  are defined contribution plans. In addition, Dutch Members of the Executive Board participate in an early retirement plan which gives them the right to retire at the age of 60. The Company has not insured the early retirement plan. Pension premiums in the compensation table represent pension premiums paid for the defined contribution pension plans and the annual charge to net result relating to the liability in the Company’s balance sheet regarding the early retirement plan.

In addition, North American based executives, including Mr. Hoffman, participate in a long-term incentive scheme designed specifically for the Office Products North America Division. Under this incentive arrangement, Mr. Hoffman can earn once every three years a bonus of maximum 2.5 times his annual base salary subject to achievement of his performance conditions. In respect of  the three year period 2000 to 2002, a bonus of USD 1,093,700 was paid to Mr. Hoffman in 2003, of which USD 493,700 was accrued at December 31, 2002. This bonus is not included in the compensation table above.

Loans totaling EUR 162 thousand (2001: EUR 79 thousand) were extended to Members of the Executive Board at the end of 2002. These loans are repaid over a period of five years. They have been granted by the Company within the context of the Buhrmann option plan and serve to finance the upfront Dutch income tax which is due by the optionees on the basis of the option grant. Specification (in thousands of euro):

	Principal	Interest	Outstanding as at Decem- ber 31, 2001	Extended in 2002	Repaid in 2002	Outstanding as at Decem- ber 31, 2002
F.H.J. Koffrie:
1997	80	4.60%	7	—	7	—
1999	46	4.00%	23	—	9	14
2000	25	5.00%	18	—	5	13
2001	16	5.25%	15	—	3	12
2002	78	5.25%	—	78	6	72
			63	78	30	111

F.F. Waller:
2000	13	5.00%	9	—	3	6
2001	8	5.25%	7	—	1	6
2002	43	5.25%	—	43	4	39
			16	43	8	51

Total			79	121	38	162

Information about the option rights and shareholdings held by the Members of the Executive Board is included in Note 23.

Remuneration of Members of the Supervisory Board

Remuneration to Members of the Supervisory Board amounted to EUR 257 thousand (2001: EUR 270 thousand). The remuneration of Members of the Supervisory Board is not dependent upon Buhrmann’s result. Specification (in thousands of euro):

	2002		2001
P.C. van den Hoek	58	(1)(2)	55	(2)
A.G. Jacobs	43	(1)(2)	41	(2)
R.C. Gay	28		28
K. de Kluis (3)	10	(2)	30	(2)
J. Peelen	30	(2)	28
A.P. Ressler	28		28
G.H. Smit	30	(2)	30	(2)
R. Zwartendijk	30	(2)	30	(2)
Total	257		270

(1) including (pro rata) remuneration received as member of the Supervisory Board of Buhrmann Nederland Holding B.V.

(2) including remuneration of the Audit Committee and the Compensation, Nominating and Corporate Governance Committee membership.

(3) Mr de Kluis retired from the Supervisory Board on May 2, 2002.

Information about the shareholdings held by the Members of the Supervisory Board is included in Note 23.

11. Earnings per share

Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 32 million, EUR 34 million and EUR 33 million in 2002, 2001 and 2000 respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year of all outstanding options combined.

The computation of basic and fully diluted earnings per Ordinary Share is as follows (in millions of euro, except per share data):

	2002	2001	2000
Computation basic earnings per share
Net result	(588)	55	221
Less dividends on Preference Shares A and C	(32)	(34)	(33)
Net result after deduction of dividend on Preference Shares	(620)	21	188
Discontinued operations	—	—	3
Extraordinary result from continuing operations	74	40	(13)
Result from continuing operations before extraordinary items after deduction of dividend on Preference Shares	(546)	61	178
Amortization and impairment of goodwill	643	67	55
Result from continuing operations before extraordinary items and amortization and impairment of goodwill and after deduction of dividend on Preference Shares	97	128	233

Weighted average number of Ordinary Shares outstanding (thousands)	131,818	123,760	98,790

Basic earnings per share
Result from continuing operations before extraordinary items and amortization and impairment of goodwill	0.74	1.03	2.35
Result from continuing operations before extraordinary items after amortization and impairment of goodwill	(4.14)	0.49	1.80
Net result	(4.70)	0.17	1.90

Computation fully diluted earnings per share
Net result	(588)	55	221
Less dividend on Preference Shares A	(11)	(14)	(14)
Net result after deduction of dividend on Preference Shares after assuming dilution	(599)	41	207
Discontinued operations	—	—	3
Extraordinary result from continuing operations	74	40	(13)
Result from continuing operations before extraordinary items and after deduction of dividend on Preference Shares after assuming dilution	(525)	81	197
Amortization and impairment of goodwill	643	67	55
Result from continuing operations before extraordinary items and amortization of goodwill and after deduction of dividend on Preference Shares after assuming dilution	118	148	252

	2002	2001	2000
Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding	131,818	123,760	98,790
Conversion of Preference Shares C	23,157	21,893	20,403
Exercise of option rights	0	0	424
	154,975	145,653	119,617

Fully diluted earnings per share * (in euro)
Result from continuing operations before extraordinary items and amortization and impairment of goodwill	0.74	1.02	2.10
Result from continuing operations before extraordinary items after amortization and impairment of goodwill	(4.14)	0.49	1.64
Net result	(4.70)	0.17	1.72

* A mathematical calculation of result from continuing operations before extraordinary items and amortization and impairment of goodwill per Ordinary Share on fully diluted basis would be EUR 0.76 for 2002. Result from continuing operations before extraordinary items after amortization and impairment of goodwill per Ordinary Share on fully diluted basis would be EUR 3.39 negative for 2002 (EUR 0.56 for 2001). Net result per Ordinary Share on fully diluted basis would be EUR 3.87 negative (EUR 0.28 for 2001). Under Dutch accounting guidelines, in case fully diluted earnings per share figures are higher than basic earnings per share figures, fully diluted earnings per share figures should be adjusted downwards to basic earning per share figures.

Result from continuing operations before extraordinary items and amortization and impairment of goodwill is stated because management believes it is a useful indicator of performance of the Company. Result from continuing operations before extraordinary items and amortization and impairment of goodwill should not be considered as a substitute for operating income, net income, cash flow or other statements of operations or cash flow computed in accordance with Dutch GAAP or as a measure of the Company’s result of operations or liquidity.

Notes to the Consolidated Balance Sheet

in millions of euro, unless stated otherwise

12. Intangible fixed assets

This consists of goodwill. The movements are as follows:

	2002	2001	2000

Book value at beginning of year	2,684	2,195	1,883

Acquisition/disposal	37	457	252
Amortization	(70)	(67)	(55)
Impairment	(573)	—	—
Translation differences	(290)	99	115
Book value at end of year	1,788	2,684	2,195

Acquisition/disposal in 2002 includes the adjustments on goodwill relating to the acquisition in 2001 of the office supplies division of Samas and the North American office products activities of US Office Products (see Note 3) and goodwill related to acquisitions in Australia in 2002. The goodwill paid for companies acquired is (generally) amortized over a period of 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realized. This is based on the following characteristics of the business:

• The high entry barriers and sales and information technology to acquire a major position in the relevant markets. This is explained by a combination of high customer loyalty, the extensiveness of the distribution network and the substantial benefits of scale in purchasing;

• The relatively low investment required to subsequently maintain established market positions;

• The large number of suppliers and customers, none of whom individually has a major impact on Buhrmann.

At least annually a goodwill impairment test is performed to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated based on discounted future cash flows, which is compared to the book value, including goodwill. A reduced level of profitability in 2002 and reduced visibility concerning future performance resulting in a higher cost of capital, caused a decline in the calculated fair value of our businesses. As the fair value of the relevant businesses was lower than the book value, an impairment of goodwill in the amount of EUR 573 million in total was recognized (Office Products North America EUR 423 million, Office Products Europe EUR 124 million and Paper Merchanting EUR 26 million).

13. Tangible fixed assets

The movements in tangible fixed assets are as follows:

	Total	land and buildings	Plant and machinery	Other fixed assets	Fixed assets in process

Book value December 31, 2001	713	296	142	194	81

Net investments	107	5	23	109	(30)
Depreciation	(114)	(15)	(31)	(68)	—
Permanent value adjustments	(45)	(4)	—	(15)	(26)
Transfer	—	4	—	(4)	—
Reclassification	—	(13)	(11)	33	(9)
Translation differences	(69)	(24)	(15)	(23)	(7)
Book value December 31, 2002	592	249	108	226	9

Cumulative depreciation	659	143	198	318	—
Historic cost	1,251	392	306	544	9

Permanent value adjustments includes write-offs of redundant IT investments and distribution facilities in the United States and Europe (see Note 9).

The reclassification was not recorded in Buhrmann’s Annual Report 2002 and relates to software.

Depreciation cost in 2001 was EUR 109 million  and in 2000 EUR 113 million. Depreciation cost in 2001 includes a reduction of EUR 5 million in connection with a reassesment of the useful lives of some tangible fixed assets.

14. Financial fixed assets

The movements in financial fixed assets are as follows:

	Total	Partici- pations	Other receivables	Capitalized Financing costs	Deferred taxes

Book value December 31, 2001	635	15	99	103	418

Result from participations and other financial results	16	3	13	—	—
Consolidation/deconsolidation	(1)	(2)	1	—	—
Investments/capitalized costs	15	2	—	13	—
Early redemption	(76)	—	(76)	—	—
Transfers deferred tax liabilities	(51)	—	—	—	(51)
Transfer to short-term	(2)	—	—	—	(2)
Tax receipt	(6)	—	—	—	(6)
Amortization of financing costs	(22)	—	—	(22)	—
Addition in benefit of result	53	—	2	—	51
Translation differences	(80)	—	(1)	(14)	(65)
Book value December 31, 2002	481	18	38	80	345

Other receivables per December 31, 2001 includes loan notes, which were received as part of the consideration of the sale by Buhrmann of its Information Systems Division in 2000 (see Note 28). In May 2002 these loan notes were redeemed early at nominal value resulting in the release of a provision for uncollectability. The balance per December 31, 2002 mainly comprises capitalized fees related to legal proceedings (see Note 25) and some remaining long-term receivables resulting from acquisitions and divestments.

During 2002, EUR 13 million of financing fees were capitalized. These fees are related to the trade receivables securitization program and amendments to the Senior Secured Credit Facility (see Note 20).  As a result of early repayments of long-term debt, a pro rata write-off of capitalized financing fees of EUR 6 million was recorded in net financing costs.

Deferred tax assets are detailed in Note 19.

15. Receivables

	December 31, 2002		December 31, 2001

Accounts receivable		1,507		1,826

Other receivables
Accrued income	199		272
Receivables working capital related	96		108
Receivables non-working capital	26		24
		321		404
Total receivables		1,828		2,230

Of the total receivables of EUR 1,828 million, an amount of EUR 1 million will mature after more than one year (2001: EUR 3 million).

As per December 31, 2002, accounts receivable of EUR 563 million were pledged under the accounts receivable securitization program (2001 EUR 452 million). These receivables and related borrowings are included in the Consolidated Balance Sheet (see Note 20).

Accrued income consists mainly of accrued supplier rebates and catalogue income.

The movements in the allowance for doubtful accounts receivable are shown in Note 34.

16. Working Capital

	December 31,
	2002	2001
Working Capital
Inventory	683	756
Accounts receivable	1,507	1,826
Accrued income	199	272
Other working capital receivables	96	108
Accounts payable	(1,064)	(1,340)
Other working capital liabilities	(318)	(390)
	1,103	1,232

The comparative number for 2001 has been restated (see Note 2 under Presentation).

17. Issued and Paid in Capital and Additional Paid-in Capital

Buhrmann NV’s authorized share capital at December 31, 2002 amounted to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a face value of EUR 1.20 each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be bearer shares.

At December 31, 2002, the issued and paid-in share capital was divided over 185,949,320 issued shares, consisting of 132,628,061 Ordinary Shares, 53,281,979 Preference Shares A and 39,280 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

At December 31, 2002, a total number of 515,418 Ordinary Shares were held in deposit in connection with the Option Plan (see Note 23).  The carrying amount was EUR 13 million at December 31, 2002.

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

Issued and paid- in capital and additional paid in capital can be specified as follows (in millions of euro):

As of December 31, 2002

	Issued and paid- in capital	Additional paid- in capital

Ordinary Shares	158	1,539
Preference Shares A	64	163
Preference Shares C	0	332
	222	2,034

As of December 31, 2001

	Issued and paid- in capital	Additional paid- in capital

Ordinary Shares	157	1,540
Preference Shares A	64	121
Preference Shares C	0	332
	221	1,993

As of December 31, 2000

	Issued and paid- in capital	Additional paid- in capital

Ordinary Shares	116	894
Preference Shares A	61	121
Preference Shares C	0	332
	177	1,347

The additional paid-in capital for commercial and tax purposes is almost equal. The additional paid-in capital resulting from Preference Shares A and C can only be paid to the holders of these shares.

Voting rights

Annual general meetings of shareholders are held within six months of the end of the financial year, for the purpose of, among other things, adopting the annual accounts. Extraordinary general meetings of shareholders may be convened by the Executive Board or the Supervisory Board. General meetings of shareholders are held in Amsterdam. Each shareholder is entitled to attend a general meeting of shareholders in person or be represented by written proxy, address the meeting and exercise voting rights with due observance of the provisions of the Articles of Association. Each share in Buhrmann’s capital is entitled to one vote. Unless the Articles of Association or mandatory law provides otherwise, all shareholders’ resolutions require an absolute majority of the votes. Meetings of holders of a separate class of shares will be convened by the Executive Board or the Supervisory Board, as frequently as necessary.

Preference Shares A

As of December 31, 2002, 53,281,979 Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann (“Trust Office”), against which depository receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The Trust Office exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, the companies affiliated with Buhrmann in a group and everybody involved with the group as effectively as possible. The holders of Preference Shares A vote together with the holders of Ordinary Shares as one class. The Trust Office votes in accordance with the decision of a majority of the board of the Trust Office.

On March 25, 2003, a meeting of holders of depositary receipts was held. At this meeting changes to the administration conditions were decided in such a way, subject to certain limitations, that the holders of depositary receipts are now entitled to vote in the shareholders’ meeting and that the number of voting rights attached to the (depositary receipts of the) Preference Shares A is based on the stock market price of the depositary receipts in relation to the stock market price of the Ordinary Shares

Preference Shares B

As of December 31, 2002 no Preference Shares B had been issued. A put and call option agreement has been signed between Stichting Preferente Aandelen Buhrmann NV and the Company relating to Preference Shares B.

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

Preference Shares C

An aggregate of 35,000 Preference Shares C were issued to two U.S. venture capital groups, Apollo Investment Fund IV and Bain Capital Fund VI, on October 28, 1999, at the occasion of the closing of the acquisition of Corporate Express. Each Preference Shares C has a nominal value of EUR 1.20 per share.  On June 18, 2003, Buhrmann announced that it had been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited.  Contingent on the completion of the sale of the Paper Merchanting Division, a number of revisions to the terms regarding the Preference Shares C, as described below, have been offered (see Note 31).

Conversion

The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The initial conversion rate amounted to EUR 18.1125 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2000, May 2001 and May 2002 in respect of the financial years 1999, 2000 and 2001 respectively, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 17.8125, EUR 17.5125 and EUR 17.4325, respectively. After the dividend for the fiscal year 2002, payable in May 2003, the conversion rate will decrease to EUR 17.3975. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends (“The Liquidation Preference”).

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

Voting

Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares, and the holders of Preference Shares C vote together with the holders of Ordinary Shares as one class. Amendments of the Articles of Association that will affect the rights of Preference Shares C will require specific approval of the meeting of holders of Preference Shares C.

Redemption

If after four years after the Preference Shares C were issued the closing price of the Ordinary Shares is at any time at or above 150% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the Liquidation Preference”; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the Liquidation Preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the Liquidation Preference”. On the twelfth anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the Liquidation Preference. In addition, on the twelfth anniversary of the issue date, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase the Preference Shares C at 100% of the Liquidation Preference. If Buhrmann elects not to follow such request, the conversion price will be reduced to the lower of (a) 50% of the then current conversion price, or (b) 50% of the then current market price of Buhrmann Ordinary Shares. If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the Liquidation Preference.

Dividends

The proposed dividend for a financial year must be approved by the annual general meeting of shareholders, which is typically held in April or May of the following financial year. The dividend is paid after this meeting. Dividend payments are allowed only to the extent that the shareholders’ equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year before any dividend will be paid to any other class of shares.

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

On the Preference (protection) Shares B a dividend shall be paid, the percentage of which – to be calculated over the paid up part of the nominal value – is equal to the repo-rate of the European Central Bank, decreased or increased by a discount or upcount, with a maximum of three percentage points, to be determined by the Executive Board under the approval of the Supervisory Board, averaged over the number of days over which the payment is made.

The Executive Board determines - subject to the approval of the Supervisory Board - which part of the profit remaining after payment of the dividends on the Preference Shares will be allocated to the reserves. Any part of the profit remaining thereafter shall be paid as a dividend on the Ordinary Shares. The Executive Board may decide to pay an interim dividend. The decision is subject to the approval of the Supervisory Board.

If, over any year, a loss has been suffered, the general meeting may, on the proposal of the Executive Board which has been approved by the Supervisory Board, resolve to clear the loss and/or to make distributions to shareholders, to the debit of the distributable part of the capital and reserves, provided that no charge may be made to the share premium reserves A and C.

The amount of dividends, if any, paid to the holders of the Ordinary Shares will be determined in accordance with the Articles of Association as described above, and in light of existing conditions, including earnings, financial conditions and requirements and other relevant factors.

18. Provisions

The movements in provisions are as follows:

				Other provisions
	Total	Pensions	Deferred taxes	Integration and restructuring	Product warranties	Other

Position at December 31, 2001	445	25	340	38	5	37

Utilization	(21)	(3)	—	—	(5)	(13)
Additions charged to result:
• operating result	21	2	14	—	5	—
• Extraordinary result from continuing operations	47	—	—	57	—	(10)
Additions set up through goodwill	23	2	—	21	—	—
Transfer to current liabilities	(97)	—	(26)	(66)	(2)	(3)
Transfer deferred tax assets	(51)	—	(51)	—	—	—
Transfer provisions	—	—	(34)	—	—	34
Translation differences	(30)	—	(22)	(8)	—	—

Position at December 31, 2002	337	26	221	42	3	45

The provision for pensions at December 31, 2002 and 2001 primarily relates to obligations regarding uninsured defined benefit plans. Operating companies in Europe offer a variety of defined benefit plans, in addition to government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are insured in separate trusts (pension funds). Premiums and other contributions paid to these funds are included in labor costs. In case these (non-consolidated) funds require additional contributions due to certain obligations in relation to minimum funding requirements, a provision is recorded.

Deferred taxes are detailed in Note 19.

Provisions for integration and restructuring mainly relate to the integration of the acquired businesses of Samas and USOP and cost saving restructuring measures in the office products operations in North America and Europe as well as paper merchanting operations in Europe. The balance at December 31, reflects amounts payable after more than one year. Amounts payable within one year are transferred to current liabilities. In 2002, Buhrmann introduced additional restructuring plans in the wake of continued uncertainties regarding overall business activity in its major markets. These plans include reductions in the number of staff of approximately 1,100 in total, especially in back-office and support functions. Under the plans, Buhrmann accrued in 2002 EUR 60 million before tax.

The provision for product warranties relates to potential liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not expired yet.  The additions charged to result only relate to warranties issued during 2002 and are calculated as a percentage of net sales. This percentage is based on past experience.

Other provisions include primarily warranties regarding divestments.

19. Deferred taxes

The components of deferred tax assets and deferred tax liabilities are as follows:

	December 31
	2002	2001
Deferred tax assets
Restructuring and integration provisions	—	122
Tax loss carryforwards	565	512
Nominal deferred tax asset	565	634

Valuation allowances	(220)	(216)
Deferred tax asset (under Financial Fixed Assets)	345	418

Deferred tax liabilities
Fixed assets	(114)	(150)
Other	(107)	(190)
Deferred liabilities (under Provisions)	(221)	(340)

Total	124	78

Buhrmann has operating loss carryforwards at December 31, 2002 of approximately EUR 1,427 million. Expiration is approximately as follows (in millions of euro):

2004 to 2017	68
2018 to 2021	393
Beyond 2021 and unlimited	966
1,427

20. Long-term liabilities

	December 31, 2002		December 31, 2001
	Total	> 5 years	Total	> 5 years
Subordinated loans:
High Yield Bond (USD 350 million)	334	334	397	397

Other loans:
Term Loans A	528	—	757	—
Term Loans B	509	—	603	293
Revolver (USD 350 million facility)	44	—	—	—
Securitized notes	260	—	290	290
Other	3	3	12	4
	1,678	337	2,059	984

High Yield Bond

A 10-year SEC registered, subordinated bond loan was issued in 1999 for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on November 1, 2009. Buhrmann has the option to redeem this loan sooner, but not before November 1, 2004. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par. The market value of the High Yield Bond at December 31, 2002 amounted to USD 327 (EUR 312 million) and at December 31, 2001 to USD 350 million (EUR 397 million).

Senior Secured Credit Facility (Term loans A, B and Revolver)

The Senior Secured Credit Facility was originally arranged in 1999. Meanwhile amendments have been passed to adjust some of the terms and conditions in relation to acquisitions, financing transactions and covenant levels. The facility consists of ‘Term Loans A’, and ‘Term Loans B’ with tranches in EUR and USD plus a working capital facility of USD 350 million (Revolver). The security provided for the Senior Secured Credit Facility is a pledge on the assets of Buhrmann NV, all its existing and future operating companies in the United States and the greater part of its operating companies outside the United States. The interest rate margins vary with the leverage ratio (pricing grid). Over 2002 these margins fluctuated for both the Working capital facility and the Term Loans A between 2.375% and 3.25% and for the Term Loans B between 3.25% and 4.0%. The working capital facility carries a 0.50% charge for the undrawn balance. During 2002, EUR 171 million was redeemed early on the Term Loans A and B.

The interest rates in effect at December 31, 2002 and 2001 were as follows:

	2002	2001

Term loan A USD	4.909%	4.625%
Term loan B USD	5.659%	5.500%

Term loan A EUR	6.486%	5.884%
Term loan B EUR	7.235%	6.759%

Revolver USD	—	—
Revolver EUR	6.310%	—

The Senior Secured Credit Facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific financial ratios are monitored by the lenders such as:

Interest coverage ratio :	EBITDA/Cash interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/Fixed charges
Leverage ratio:	Indebtedness/EBITDA

It is noted that among other things, the EBITDA (operating result before depreciation of tangible fixed assets and amortization and impairment of goodwill) used for banking covenant calculation purposes may differ significantly from the EBITDA as published in these Financial Statements due to specific contractual definitions. Also, income items are calculated on a rolling twelve months basis. More detailed information on the covenants is available on the website www.Buhrmann.com (among other things within the press releases related to financing). On December 3, 2002, Buhrmann agreed the most recent amendment, primarily related to covenants, to ensure sufficient, financial flexibility. In exchange, the applicable interest margins as laid down in the pricing grid have been increased by 0.5% and some clauses have additional restrictions aiming to retain cash in the Company. Fees paid upfront amounted to EUR 4 million including advisory costs. These fees have been capitalized and will be amortized over the remaining life-time of the facility (see Note 14).

The market value of the Senior Secured Credit Facility is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, market values can be indicated by the agent of the bank syndicate. The market value has moved generally within a 10% range below the book value.

Short Term and Medium Term Securitized Notes

The Company has an accounts receivable securitization program under which funds are raised by pledging accounts receivable from subsidiaries in the Netherlands, UK and USA as security for short-term andmedium-term borrowings. The accounts receivable are sold to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of short-term notes and starting in 2002 also in the form of medium-term notes. The short-term notes are issued in EUR, GBP and USD, reflecting the currency of the pledged receivables. The amount of short-term notes outstanding against the receivables pledged, fluctuate as a result of liquidity requirements, advance rates calculated and invoices outstanding. The maximum amount of short-term notes outstanding during 2002 was EUR 379 million. To ensure availability of re-financing for the notes, a back-up liquidity facility has been arranged. At December 31, 2001, an amount of EUR 290 million of short-term notes was issued and at December 31, 2002 no short-term notes were issued. In July 2002, the securitization program was extended with the issue of medium-term notes. The medium-term notes are issued in GBP and USD and will mature in 2007. Fees incurred upfront amounted to EUR 9 million including advisory costs. These fees were capitalized and are amortized over the remaining life-time of the facility (see Note 20). At December 31, 2002, GBP 107 million and USD 100 million of medium-term notes were issued.

The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in the Consolidated Balance Sheet. The proceeds are used to reduce long-term borrowings and drawings can only be used for redemption of the Term Loans A and B under the Senior Secured Credit Facility. At December 31, 2002, accounts receivable of EUR 563 million were pledged under this program. In addition to the outstanding EUR 260 million of borrowings under the program, there is a potential for issuing asset backed commercial paper (short-term notes) to an amount of EUR 50 million. The average interest margin, including issuers cost, is approximately 0.67% over LIBOR.

The market value of these notes, due to the nature of the program, approximates the bookvalue.

Breakdown of long-term debt by currency

	December 31,
	2002	2001
As issued:
EUR	435	569
USD	1,076	1,331
GBP	167	159
	1,678	2,059

After hedging with forward exchange and currency swaps:
EUR	479	527
USD	1,082	1,349
GBP	69	137
Other currencies	48	46
	1,678	2,059

Buhrmann aims to incur debt by currency after hedges approximately in proportion to the forecasted split of operating result before depreciation of tangible fixed assets and amortization and impairment of goodwill over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Buhrmann’s forward foreign exchange and currency swap contracts at December 31, 2002

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Market value
Sell EUR/buy USD	< 1 year	1.02	104	(3)
Sell GBP/buy EUR	< 1 year	0.64	35	0
Sell USD/buy EUR	< 1 year	1.00	95	5
Sell EUR/buy GBP	< 1 year	0.64	114	(1)
Other	< 1 year		68	0
			416	1

The total market value at December 31, 2002 of the forward foreign exchange and currency swap contracts was EUR 1 million positive (2001: EUR 3 million negative).

Breakdown of long-term debt by interest profile

	December 31, 2002
	Fixed	%	Floating	%

Subordinated private loans and bank overdrafts	334	20	—	—
Private loans and bank overdrafts	3	0	1,341	80
	337	20	1,341	80
Interest swaps > 1 year	1,023		(1,023)
Total	1,360	81	318	19

Our policy is to incur a certain minimum level of fixed rate debt in relation to the interest cover.  Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy.

Buhrmann’s Interest Rate Swap (IRS) contracts at December 31, 2002

IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	150	4.47	(2)
< 2 years	150	4.80	(6)
< 4 years	200	5.29	(10)
< 5 years	125	5.18	(9)
Subtotal A	625		(27)

IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	215	6.54	(11)
< 2 years	381	4.53	(20)
< 3 years	95	6.54	(11)
< 5 years	72	5.64	(8)
Subtotal B	763		(50)

Total A+B	1,388		(77)

The total market value at December 31, 2002 of the interest rate swap contracts was EUR 77 million negative (2001: EUR 54 million negative).

The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above.

Effective interest rate

The average blended effective interest rate (including margin, currency and hedging effects) was approximately 8.6% in 2002 and 8.5% in 2001.

Repayment schedule for long-term debt

	Year	Term Loans A	Term Loans B	Other	Total Redemption
Short-term	2003	59	2	7	68

Long-term	2004	230	5	—	235
	2005	298	5	44	347
	2006	—	249	—	249
	2007	—	250	260	510
	2008	—	—	—	—
	2009	—	—	337	337
		528	509	641	1,678

Total		587	511	648	1,746

The installments in 2003 of EUR 61 million for both Term Loans A and B fall due in September and December. Other includes the Revolver (EUR 44 million), the Medium-Term Notes (EUR 260 million) and the High Yield Bond (EUR 334 million). Cash available at year-end 2002 was EUR 37 million and committed credit lines available amounted to EUR 245 million. There were no short-term securitized notes outstanding at December 31, 2002. The average remaining term of long-term debt is approximately 4 years.

21. Other liabilities

	December 31,
	2002	2001

Taxes and social security contributions	104	121
Advance payments on orders	9	11
Short-term provisions	5	7
Accrued liabilities	200	251
Other working capital liabilities	318	390

Other non-working capital liabilities	30	28
Short-term provisions acquisition and restructuring related (see Note 18)	66	126
Dividend Preference Shares A	11	14
Total	425	558

Accrued liabilities consist mainly of accrued rent, interest and labor costs such as over-time wage and salary, bonuses and vacation benefits.

22. Credit risks

As of December 31, 2002 and 2001 the Company’s accounts include cash and accounts receivable, which are denominated in currencies other than the euro. Realization of such amounts is subject to the risk of fluctuations in foreign exchange rates relative to the euro.

Management believes it has adequately provided for the collection risk in the Company’s accounts receivable, which for a substantial part are insured, by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value.

Because the Company deals only with major commercial banks with high-quality credit ratings, it does not anticipate non-performance by any of these counterparties. The Company has deposited its cash and cash equivalents with reputable financial institutions and believes the risk of loss to be remote.

23. Option plan

At the end of 2002, 3,936,111 unexercised personnel options on shares in Buhrmann remained, at an average price of EUR 18.79. The latest exercise date of these options is in 2007.

The option plan is designed as an incentive, limited to managers working within the Group. There are approximately 450 managers eligible. The maximum percentage of option rights that may be granted under the plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities. The number of options granted is based on the individual’s contribution to Group results.

In addition, the number of options that can be granted under the plan to any individual manager is capped at the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) which cannot exceed an amount equal to twice the base salary of the relevant individual. The options have a term of five years and can be exercised only after three years from the date of grant. The exercise price for option rights is the closing price of Buhrmann’s Ordinary Shares on the first trading day on which day Buhrmann’s Ordinary Shares are quoted ex-dividend after the annual meeting of shareholders.

Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2002 and 2001. A total number of 515,418 purchased shares were held in deposit for this purpose at December 31, 2002.

The market price of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2002	2001	2000

Expected dividend yield	2.3%	2.3%	2.3%
Expected share price volatility	65%	55%	50%
Risk-free interest rate	4.5%	4.5%	5.0%
Expected term	4 years	4 years	4 years

The pro-forma remuneration cost of the option rights assigned to management is EUR 6 million for 2002 (EUR 6 million for 2001 and EUR 2 million for 2000). The annual remuneration cost is calculated by taking the economic cost of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years. Expected dividend yield and share price volatility are based on historic track records at the date of granting the options. These assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.

At the end of 2002, the Members of the Executive Board held option rights on 460,000 Buhrmann Ordinary Shares which is summarized in the following table:

	January 1, 2002		Granted in 2002	Exercised in 2002	Lapsed in 2002	Outstanding at Decem- ber 31, 2002	Option exercise price in euro	Exercisable until

F.H.J. Koffrie	100,000			—	(100,000)	—	16.74	08.04.2002
	25,000			—		25,000	15.40	11.04.2004
	40,000			—		40,000	32.94	16.04.2005
	40,000			—		40,000	24.52	19.04.2006
	—		55,000	—		55,000	13.69	05.05.2007
	205,000		55,000	—	(100,000)	160,000

R.W.A. de Becker	10,000			—	—	10,000	19.61	19.04.2006
	—		30,000	—	—	30,000	13.69	05.05.2007
	10,000		30,000	—	—	40,000

G. Dean	30,000	*		—	(30,000)	—	16.74	08.04.2002
	20,000			—		20,000	15.40	11.04.2004
	25,000			—		25,000	26.35	16.04.2005
	27,500			—		27,500	19.61	19.04.2006
	—		35,000	—		35,000	13.69	05.05.2007
	102,500		35,000		(30,000)	107,500

M.S. Hoffman	15,000			—	—	15,000	26.35	16.04.2005
	17,500			—	—	17,500	19.61	19.04.2006
	—		50,000	—	—	50,000	13.69	05.05.2007
	32,500		50,000	—	—	82,500

F.F. Waller	20,000			—		20,000	32.94	16.04.2005
	20,000			—		20,000	24.52	19.04.2006
	—		30,000	—		30,000	13.69	05.05.2007
	40,000		30,000			70,000

Total	390,000		200,000		(130,000)	460,000

* In addition, Mr Dean had the right to be compensated for the increase in value with respect to 30,000 shares, which right was granted in 1997 and lapsed in April 2002.

The Members of the Supervisory Board do not participate in the Buhrmann Option Plan.

Ownership of Securities by Members of the Executive Board and Supervisory Board

The Members of the Executive Board held the following numbers of shares in Buhrmann at December 31, 2002:

Ordinary Shares
F.H.J. Koffrie	50,595
M.S. Hoffman	50,000
F.F. Waller	3,035
103,630

The Members of the Supervisory Board held the following numbers of shares in Buhrmann at December 31, 2002:

	Ordinary Shares	Depositary receipts of Preference Shares A
P.C. van den Hoek	30,423	0
A.G. Jacobs	926	411
	31,349	411

Specified statement of all options outstanding (including option rights held by the Members of the Executive Board)

	Number of outstanding option rights		Average exercise price	Term

Granted in 1997*:
Balance at the end of 2001	191,650
Lapsed in 2002	(191,650)
Outstanding at the end of 2002		—	—	—

Granted in 1999**:
Balance at the end of 2001	538,000
Lapsed in 2002	(78,500)
Outstanding at the end of 2002		459,500	EUR 15.61	2004

Granted in 2000:
Balance at the end of 2001	979,302
Lapsed in 2002	(77,581)
Outstanding at the end of 2002		901,721	***EUR 27.35	2005

Granted in 2001:
Balance at the end of 2001	1,167,958
Lapsed in 2002	(99,784)
Outstanding at the end of 2002		1,068,174	***EUR 20.04	2006

Granted in 2002:
Granted in May 2002	1,563,928
Lapsed in 2002	(57,212)
Outstanding at the end of 2002		1,506,716	***EUR 13.75	2007

Total outstanding at the end of 2002		3,936,111	EUR 18.79

* in addition, a number of managers had the right to be compensated for the increase in value with respect to a total of 44,500 Ordinary Shares, on the basis of an average exercise price of EUR 16.74. This right was only granted in 1997 and lapsed in 2002.

** no option rights were granted in 1998.

*** under Dutch fiscal rules, management receiving options can elect to accept a 25% higher exercise price. The base exercise price was set at EUR 13.69 in 2002, EUR 19.61 in 2001 and EUR 26.35 in 2000, equaling stock price at close of business on the Amsterdam Stock Exchanges on May 6, 2002, April 20, 2001 and April 17, 2000 respectively. The EUR 13.75 in 2002, EUR 20.04 in 2001 and EUR 27.35 in 2000, are the weighted average exercise prices as actually achieved following acceptance of the grant by management involved.

The Company extends interest-bearing loans to the Dutch optionees to finance their upfront tax obligations resulting from the option grant and which are due at the date of grant. The loans of Members of the Executive Board extended within this context are listed in Note 10.

24. Commitments not included in the Balance Sheet

	December 31, 2002		December 31, 2001

Rental and operational lease commitments (see Note 26)
These are due as follows:
Within 1 year	107		91
After 1 year but within 5 years	282		230
After 5 years	257		161
		646		482

Repurchase guarantees
These lapse as follows:
Within 1 year	21		25
After 1 year but within 5 years	51		62
After 5 years	1		4
		73		91

Investment commitments
Within 1 year		26		51

Other commitments
These lapse as follows:
Within 1 year	7		3
After 1 year but within 5 years	3		—
		10		3
Total commitments		755		627

Rental and operational lease commitments are primarily related to distribution facilities and offices.

Repurchase guarantees concern graphic machines sold to customers, and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann at book value, which, in general, will be lower than market value. Buhrmann monitors the development of the market value of the respective machines. If there is reason to do so, a provision will be recorded. The amount stated here indicates the maximum exposure under these guarantees.

Investment commitments relate to expenditure on projects, such as the development of IT systems.

In addition, the Company had certain contingent liabilities, commitments and guarantees which are not included in the table above and which are discussed below.

Buhrmann’s operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are separated from Buhrman in pension funds to which Buhrmann makes contributions.  Depending on specific financing arrangements and funding levels, Buhrmann may incur liabilities for certain deficits which amount to USD 3.9 million at December 31, 2002.  No provisions were recorded in the balance sheet at December 31, 2002 in connection with this liability.

Buhrmann has entered into a number of forward foreign exchange and currency swap contracts and interest rate swap contracts which had an estimated negative market value of EUR 77 million at December 31, 2002 and which are not included in the table above. The estimated market value of the outstanding forward foreign exchange and currency swap contracts and interest rate swap contracts indicates how much Buhrmann would have to pay as per the balance sheet date in exchange for termination of these contracts without further commitments.

Buhrmann has indemnification commitments related to divestment of businesses which include indemnification for the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law. For these indemnification commitments, a provision of EUR 18 million is included in the balance sheet at December 31, 2002. This provision is calculated based on the expected payments to be made under these indemnification commitments. The estimated maximum amount of these commitments is EUR 25 million and will expire latest on December 31, 2009.

Buhrmann has issued certain performance guarantees, usually in the form of standby letters of credit, to an estimated maximum amount of EUR 10 million at December 31, 2002. The major part of these guarantees expire latest on December 31, 2004.

Buhrmann has issued guarantees of the indebtedness of a third party to a maximum amount of EUR 2 million at December 31, 2002.

25. Legal proceedings

Buhrmann ISD Groupe S.A. / Ipfo Bail S.A. - Arbitration

The Buhrmann Group was involved as plaintiff in French arbitration proceedings, initiated in 1994 against the French company Ipfo Bail S.A (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of the company in the closing balance sheet at the time of the acquisition. On the basis of the decision rendered in these arbitration proceedings, Buhrmann received indemnity payments totalling EUR 79 million in February and March 2003,  resulting in a net income of EUR 58 million, after deduction of expenses.

Deutsche Papier / Bundeskartellamt

In June 2002, the German competition authorities ( the Bundeskartellamt or “BKA”) launched an investigation against a number of German paper merchants, among which is Buhrmann’s subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany.  The potential maximum fine for the alleged violation is EUR 500,000 plus three times the surplus profit resulting from the violation of the anti-trust rules. The fine has not yet been imposed by the BKA but based on the BKA’s initial assessment of surplus profit, the maximum fine would be approximately EUR 25 million. A third party investigation into the alleged surplus profit substantiated Buhrmann’s position that there has been no or at the most a minor surplus profit in the challenged period. Based on the foregoing, Buhrmann believes that if a fine would be applicable at all, it will not exceed EUR 5 million.

Other

Buhrmann is involved in various other routine legal and regulatory proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

26. Lease commitments

The Company leases certain distribution facilities, equipment and offices under non-cancelable operating leases. Future minimum lease payments under all non-cancelable operating leases are as follows:

	December 31,
	2002	2001

Within 1 year	107	91
After 1 year but within 2 years	91	78
After 2 years but within 3 years	76	66
After 3 years but within 4 years	62	49
After 4 years but within 5 years	53	37
After 5 years	257	161
Total	646	482

Lease expenses for non-cancelable operating leases for distribution facilities and offices charged to the income statement during the periods ended December 31, 2002, 2001 and 2000 were EUR 58 million, EUR 59 million and EUR 41 million respectively.

27. Notes to the Consolidated Statement of Cash Flows

in millions of euro	2002	2001	2000

Net cash flow: link with balance sheet movements
Liquid funds at beginning of year
Bank overdrafts	—	(104)	(2)
Cash and deposits	99	57	74
	99	(47)	72
Translation differences	—	(1)	2
Short-term liabilities purchased and disposed of	—	24	(33)
	99	(24)	41
Liquid funds at end of year
Bank overdrafts	(26)	—	(104)
Cash and deposits	37	99	57
	11	99	(47)

Increase/(decrease) in liquid funds	(88)	123	(88)

28. Discontinued operations

The following operations are reflected as discontinued operations for all periods presented, in accordance with US GAAP.

In May 2000, the sale of the Information Systems Division was completed. Net sales of discontinued operations amounted to EUR 194 million in 2000. The sale of the Information Systems Division resulted in a bookloss of EUR 123 million (EUR 1.29 per share) of which EUR 120 million was recorded in 1999. In consideration of this sale the Company received cash of EUR 57 million and loan notes of EUR 73 million. These loan notes were early redeemed in May 2002 (see Note 14).

Liabilities of discontinued operations to be retained by the Company as of December 31, 2002 amounted to EUR 22 million (2001: EUR 35 million) which is included in the Company’s Consolidated Balance Sheet.

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

Operating segments 2002

in millions of euro	Office Products North America	Office Products Europe/ Australia	Paper Merchan- ting	Graphic Systems	Sub total	Eli- mina- tions	Corpo- rate items	Total

Year ended December 31, 2002
Sales, external	4,931	1,540	2,988	489	9,948			9,948
Depreciation	(69)	(20)	(21)	(4)	(114)		—	(114)
Operating result before amortization and impairment of goodwill	197	64	74	23	358		(16)	342
Amortization and impairment of goodwill	(471)	(139)	(29)	—	(639)		(4)	(643)
Operating result	(274)	(75)	45	23	(281)		(20)	(301)
Total assets	2,928	695	1,129	240	4,992	(12)	429	5,409
Capital expenditure	62	21	19	5	107			107

Operating segments 2001

in millions of euro	Office Products North America	Office Products Europe/ Australia	Paper Merchan- ting	Graphic Systems	Sub total	Eli- mina- tions	Corpo- rate items	Total

Year ended December 31, 2001
Sales, external	5,221	1,496	3,126	565	10,408			10,408
Depreciation	(71)	(17)	(19)	(4)	(111)		2	(109)
Operating result before amortization of goodwill	242	53	93	38	426		(18)	408
Amortization and impairment of goodwill	(48)	(13)	(3)	—	(64)		(3)	(67)
Operating result	194	40	90	38	362		(21)	341
Total assets	4,203	1,066	1,261	242	6,772	(12)	357	7,117
Capital expenditure	87	14	21	5	127			127

Operating segments 2000

in millions of euro	Office Products North America	Office Products Europe/ Australia	Paper Merchan- ting	Graphic Systems	Sub total	Eli- mina- tions	Corpo- rate items	Total

Year ended December 31, 2000
Sales, external	4,703	1,330	3,014	556	9,603			9,603
Depreciation	(71)	(17)	(18)	(3)	(109)		(4)	(113)
Operating result before amortization of goodwill	333	41	130	50	554		(8)	546
Amortization and impairment of goodwill	(44)	(8)	(3)	—	(55)		—	(55)
Operating result	289	33	127	50	499		(8)	491
Total assets	3,712	791	1,304	237	6,044	(6)	380	6,418
Capital expenditure	85	8	25	3	121		1	122

30. Enterprise wide disclosures

in millions of euro	United States	United Kingdom	The Nether- lands	Rest of EMU members	Rest of Europe	Rest of the world	Total

Sales by country of destination
Year ended December 31, 2002	4,665	1,251	961	2,111	281	679	9,948
Year ended December 31, 2001	4,952	1,294	995	2,243	273	651	10,408
Year ended December 31, 2000	4,424	1,183	916	2,252	223	605	9,603

Long lived assets*
Year ended December 31, 2002	1,538	124	100	118	36	464	2,380
Year ended December 31, 2001	2,304	227	104	298	51	413	3,397

*long-lived assets include property, plant and equipment and intangible fixed assets

31. Subsequent Events

On June 18, 2003, Buhrmann announced that it had been approached regarding a possible sale of its Paper Merchanting Division to PaperlinX Limited. The Australia-based merchanting and paper production group has offered Buhrmann EUR 746 million (on a debt free and cash-free basis).

The envisaged sale of the Paper Merchanting Division is subject, amongst other things, to completion of due diligence by PaperlinX, regulatory approvals, the consent of Buhrmann’s banking syndicate, negotiation of a definitive sale and purchase agreement, completion of works council and trade union consultation procedures, and the approval of Buhrmann shareholders.

It is expected that a sale and purchase agreement will be entered into with the subsequent completion of the transaction anticipated in the third quarter of 2003.

Following the execution of a sale and purchase agreement, the transaction, together with the revised terms of the preference shares C will subsequently be submitted to Buhrmann’s shareholders for approval.

Buhrmann has secured the required consent of the holders of Preference Shares C (see Note 17).  Contingent on the completion of the sale of the Paper Merchanting Division, these shareholders have been offered the following revisions of the terms of the Preference Shares C:

	Existing terms	Revised terms
Initial conversion rate (1)	EUR 18.1125	EUR 13.00
Date of cancellation or repurchase of the shares at 100% of the liquidation preference (USD 10,000, plus accrued dividend) (2)	October 2011	October 2010
Annual dividend (3)	5.5%	2004 and 2005: 6.0%
		2006, 2007 and 2008: 6.5%
		2009: 7.5%
		2010: 8.5%

Cancellation or repurchase right if trading price of Ordinary Shares exceeds conversion price under certain conditions (4)	150%	125%

(1)     Conversion price as defined in Article 34 of the Articles of Association of Buhrmann N.V.

(2)     The twelfth anniversary of Issue Date per Article 34 of the Articles of Association of Buhrmann N.V. shall become the eleventh anniversary of Issue Date.

(3)     The dividend of 5.5% per Article 33 of the Articles of Association of Buhrmann N.V. shall be replaced with the schedule set out in the table and the rates set out in the table will apply to calendar years.

(4)     In Article 14, paragraph 2 c (ii) A (i) of the Articles of Association the clause “150% of the then prevailing Conversion Price” shall be replaced with “125% of then prevailing Conversion Price”.

As a consequence of the reduced initial conversion rate under the revised terms set out above, the Preference Shares C, if converted, would convert into approximately 34 million Ordinary Shares per year-end 2003, as compared to approximately 24 million Ordinary Shares per year-end 2003 under the existing terms.

The envisaged sale of the Paper Merchanting Divison will result in a book loss before tax that is preliminary estimated to be EUR 120 million under Dutch GAAP. This includes an estimated EUR 50 million non-cash tax charge. As a consequence of applying the proceeds from the envisaged sale of the Paper Merchanting Division to reduce debt, it is foreseen that in addition to the book loss, a loss of EUR 60 million (of which EUR 40 million cash) will be incurred under Dutch GAAP due to unwinding of interest rate swaps and a write-off of related capitalized financing fees. Buhrmann is assessing the book result on the envisaged sale of the Paper Merchanting Division under US GAAP.

32. Summary of differences between generally accepted accounting principles in the Netherlands and generally accepted accounting principles in the United States

The Company’s Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which differ in certain significant respects from generally accepted accounting principles in the United States (US GAAP). The effect of the application of US GAAP to net result and Group equity is set out in the tables below.

Certain differences between Dutch GAAP and US GAAP reporting requirements lead to reconciling items set out below. Other items relate only to the disclosure of additional information. These items are noted as US GAAP additional disclosures.

In millions of euro

		2002	2001	2000

Net result under Dutch GAAP		(588)	55	221
a)	Goodwill amortization	70	(6)	(4)
a)	Goodwill impairment	(439)	—	—
b)	Intangible fixed assets amortization	(6)	(8)	(8)
c)	Discontinued operations	—	—	(28)
d)	Restructuring and integration provisions	7	(66)	(112)
e)	Capitalized software provision	(1)	(2)	(11)
f)	Derivatives	(7)	10	(7)
g)	Pension	27	26	(9)
h)	Financing fees	3	—	—
i)	Revenue recognition	1	(2)	(2)
j)	Other	(1)	(2)	(3)
k)	Deferred taxes	(7)	30	50

Net result under US GAAP		(941)	35	87

		December 31,
		2002	2001

Group equity under Dutch GAAP		1,811	2,671
a)	Goodwill at cost, net of accumulated amortization	(172)	168
b)	Intangible fixed assets	86	101
d)	Restructuring and integration provisions	30	12
f)	Derivatives - Other Comprehensive Income	(67)	(51)
f)	Derivatives	(10)	(3)
g)	Pension, including additional minimum liability	130	152
h)	Financing fees	3	—
i)	Revenue recognition	(41)	(42)
j)	Other	(3)	(1)
k)	Deferred taxes	143	150

Group equity under US GAAP		1,910	3,157

a) Goodwill

This item consists of the following:

i)                      For acquisitions occurring prior to January 1, 1997, goodwill was directly written off to Group equity under Dutch GAAP. Under US GAAP this goodwill is capitalized and amortized over the estimated useful life of forty years.

ii)                   Buhrmann repurchased the outstanding public 30% minority share of its former US subsidiary, BT Office Products Inc. (BTOPI) in October 1998. Under Dutch GAAP this transaction was accounted for as a repurchase of Group equity and was shown as a movement in Group equity. Under US GAAP, the accounting treatment is to consider the surplus paid over fair value of net assets as goodwill.

iii)                On November 1, 1999, Buhrmann purchased all the outstanding shares of Corporate Express Inc. Certain fair value adjustments, including provisions for restructuring and integration, which were made for Dutch GAAP purposes, did not qualify for US GAAP. This lead to a lower amount of goodwill under US GAAP. In addition, for US GAAP purposes only, certain intangible assets (the workforce, Corporate Express brandname and software) were valued and recognized separately from goodwill, see point b) below. Under Dutch GAAP these intangible assets are included in goodwill. Furthermore deferred taxes on certain of the above-mentioned fair value adjustments and certain valuation allowances on deferred tax assets that did not qualify for US GAAP which resulted in differences in goodwill under US GAAP compared to Dutch GAAP.

iv)               With the Samas and USOP acquisitions in April and May 2001, some provisions for redundancy payments for employees were recorded and included in goodwill under Dutch GAAP whereas under US GAAP these payments are expensed over the period these employees are working for Buhrmann. As of January 1, 2001, the rules regarding restructuring and integration provisions under Dutch GAAP are practically the same as under US GAAP. Consequently there were no other fair value adjustments than the provisons for redundancy payments regarding the Samas and USOP acquisitions.

The net effect of the items mentioned above was a higher gross amount of goodwill under US GAAP of EUR 271 million at December 31, 2001 and EUR 300 million at December 31, 2002.  Some of this goodwill is denominated in US dollars and was amortized over its estimated useful life of forty years until December 31, 2001. Amortization expense on this goodwill was EUR 6 million in 2001 and EUR 4 million in 2000. Accumulated amortization was EUR 103 million at December 31, 2001.

As of January 1, 2002, goodwill is no longer amortized under US GAAP. On January 1, 2002, SFAS No. 142 “Goodwill and Other Intangible Assets” became effective.  SFAS No. 142 eliminates the amortization of goodwill and other intangible assets with indefinite lives. However, SFAS No. 142 requires goodwill and other intangible assets to be tested at least once annually for impairment. Separable other intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives. SFAS No. 142 requires that the useful lives of separable other intangible assets be reassessed and the remaining amortization periods adjusted. The adoption of SFAS No. 142 resulted in the elimination of amortization of goodwill in 2002 under US GAAP which was EUR 70 million under Dutch GAAP.

SFAS No. 142 required that within six months after its adoption, goodwill must be initially tested for impairment. Buhrmann determined that the adoption of SFAS No. 142 did not result in an initial impairment of goodwill. Under the impairment test under Dutch GAAP, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Under Dutch GAAP, any excess of book value over fair value is recorded as an impairment of goodwill, if the impairment is expected to be permanent. The fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values. Under US GAAP, a two-step process is performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. The fair value of the reporting unit is calculated based on discounted future cash flows and residual values as under Dutch GAAP. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step is performed. The second step is to measure the amount of impairment loss, if any, and requires that assets and liabilities, including unrecognized intangible assets such as brand names and customer and supplier relationships, be assigned fair values in a hypothetical purchase price allocation to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded for the difference.

In accordance with SFAS No. 142, Buhrmann performed an annual impairment test on goodwill as at December 31, 2002. A reduced level of profitability in 2002 and reduced visibility concerning future performance resulting in a higher cost of capital, caused a decline in the calculated fair value of our businesses which resulted in an impairment of goodwill of EUR 573 million under Dutch GAAP at December 31, 2002. Under US GAAP the impairment was EUR 439 million higher compared to Dutch GAAP.  This is predominantly a result of the higher amount of goodwill previously capitalized under US GAAP, as explained above, for EUR 248 million and the valuation of unrecognized intangible assets (brandnames and customer and supplier contracts) for EUR 124 million.

b) Intangible assets

With the acquisition of Corporate Express in October 1999, certain intangible assets were valued and recognized separately from goodwill under US GAAP. These include the workforce (USD 10 million), the Corporate Express brandname (USD 75 million) and software (USD 20 million). These intangibles are amortized over their estimated useful lives of 4, 40 and 7 years respectively.

Under SFAS No. 142 “Goodwill and Other Intangible Assets”, the workforce does no longer not meet the criteria for separate recognition and the bookvalue therof was reclassified to goodwill at January 1, 2002.

The amortization expense of the Corporate Express Brandname was USD 2 million in 2002 and the accumulated amortization at December 31, 2002 USD 5 million.  The annual amortization expense of the Corporate Express Brandname will be USD 2 million in the next 5 years.

The amortization expense of the software was USD 3 million in 2002 and the accumulated amortization at December 31, 2002 USD 9 million.  The annual amortization expense of the software will be USD 3 million until the year 2005.

(c) Discontinued operations

During 1999, the Company disposed of a portion of the Information Systems Division and sold the remainder of this division in May 2000. At December 31, 1999, the Company had received notification from interested parties that the price to be paid for the remainder of the Information Systems Division was significantly lower than the net book value. As a result, for Dutch GAAP, the Company recorded a provision at December 31, 1999 to accrue for the expected bookloss on the net assets and the costs associated with the disposal of the remainder of the Information Systems Division. Included in this provision was a general provision for EUR 28 million, which did not qualify under US GAAP.  This provision was reversed for US GAAP purposes in 1999, which consequently lead to a loss under US GAAP of EUR 28 million in 2000.

(d) Restructuring and integration provisions

Until 2000, under Dutch GAAP when a decision was made to restructure part of the Company’s business, provisions were made for redundancies as well as other closing, integration and moving costs.  Under US GAAP only costs that qualify as exit costs and therefore do not relate to the ongoing operations of the Company may be provided for. In addition, a number of specific criteria must be met before these costs can qualify as exit costs and can be recognized as an expense. Among these is the requirement that all the significant actions to be taken as part of the reorganization must be identified along with their expected completion dates and the exit program must be approved and communicated by the balance sheet date. Costs that do not qualify as exit costs are expensed when the obligation exists to pay cash or otherwise sacrifice assets. As of January 1, 2001 practically the same rules apply under Dutch GAAP except that Dutch GAAP requires the restructuring plan to be communicated by the publication date of the Financial Statements.

Following the acquisition in October 1999 of Corporate Express and subsequent integration, the Company’s office product activities in the US and Europe underwent a restructuring. As explained in item a) Goodwill above, at the time of acquisition, under Dutch GAAP some restructuring and integration provisions were recorded, and included in goodwill, that did not qualify for USGAAP. As a consequence, some restructuring and integration payments in the years after the acquisition were expensed under US GAAP whereas under Dutch GAAP these payments were deducted from the provisions. In 2002 an amount of EUR 9 million was expensed under US GAAP, EUR 71 million in 2001 and EUR 106 million in 2000.

This item also includes redundancy payments to former USOP employees of EUR 2 million in 2002 and EUR 5 million in 2001 which were expensed under US GAAP and for which under Dutch GAAP provisions were recorded at the time of acquisition in 2001 as part of goodwill.

In addition, in 2001 and 2002 the Company introduced additional restructuring plans for its office products operations in North America and Europe as well as its papermerchating operations in Europe. Under Dutch GAAP an accrual of EUR 45 million was recorded in connection with these restructuring plans of which EUR 10 million did not qualify for US GAAP for recognition in 2001 and was, as a consequence, expensed under US GAAP in 2002. In 2002 Buhrmann accrued EUR 60 million under Dutch GAAP for the additional restructuring plans and EUR 51 million for non-cash write-offs on IT, distribution infrastructure and some other assets.  Under US GAAP, EUR 28 million of this accrual, mainly related to the restructuring plans, did not qualify for recognition in 2002 and as a consequence will be expensed in subsequent years, predominantly in 2003.

(e) Capitalized software provision

The Company’s former US subsidiary, BT Office Products Inc. initiated Project Millennium, a project designed to create a common system platform for numerous processes in the Company, including distribution, warehousing, order entry, financing and human resources. In 1998, under Dutch GAAP provisions were recorded for future expenses related to Project Millennium which did not qualify for US GAAP and were thus reversed. In 2002, EUR 1 million of these provisions were utilized and therefore expensed under US GAAP (2001: EUR 2 million, 2000: EUR 11 million).

(f) Derivatives

The amount of EUR 67 million negative in Accumulative Other Comprehensive Income at December 31, 2002 is the market value of interest rate swaps which are designated as cash flow hedges as defined under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” which became effective January 1, 2001. The adoption of  SFAS No. 133 resulted in a cumulative pre-tax reduction of Other Comprehensive Income of EUR 13 million (EUR 8 million net of tax). In 2002 an amount of EUR 16 million was recorded as a reduction to Other Comprehensive Income and in 2001 an amount of EUR 38 million. In 2002 a loss of EUR 5 million related to hedge ineffectiveness was recorded. In 2001 no gain or loss related to hedge ineffectiveness was recorded. The interest rate swaps were entered into to hedge variable rate debt to fixed rate. The amount of EUR 67 million recorded in Other Comprehensive Income at December 31, 2002 will affect earnings when the variable rate interest for the periods being hedged affect earnings. An amount of EUR 31 million is expected to be reclassified to earnings in 2003.  The reduction of Group Equity under US GAAP of EUR 10 million as at December 31, 2002 is the market value of the interest rate swaps for which no hedge accounting is applied.

The EUR 7 million loss under US GAAP in 2002 consists of a loss of EUR 5 million due to hedge ineffectiveness on interest rate swaps for which hedge accounting is applied and a loss of EUR 2 million on interest rate swaps for which no hedge accounting is applied. The EUR 10 million gain under US GAAP in 2001 consists of a loss of EUR 3 million on interest rate swaps for which no hedge accounting is applied, a gain of EUR 6 million on currency swaps for which no hedge accounting is applied and a gain of EUR 7 million on the sale of a ‘zero cost collar’ that was taken out to safeguard the value of Buhrmann’s 5% interest in Sappi Limited. The interest in Sappi and the ‘zero cost collar’ were sold in 2001. As part of the collar was already sold in 2000 and the loss thereon of EUR 7 million deferred under Dutch GAAP only, the gain on the sale in 2001 was EUR 7 million higher under US GAAP.

(g) Pension

Buhrmann has defined benefit plans for substantially all its employees in Europe. For its employees in the United States, Buhrmann sponsors several defined contribution plans. The benefits are in general based on years of service and average salary.

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

Under US GAAP, SFAS 132 requires the following disclosures by an employer that sponsors one or more defined benefit pension plans.

In millions of euro	2002	2001	2000
Net periodic pension cost
Service cost	(14)	(13)	(11)
Interest cost	(41)	(36)	(34)
Expected return on plan assets	60	59	60
Settlement / curtailment gain	1	2	—
Net amortization and deferral and other expenses	(16)	(13)	(11)
Net periodic pension costs under US GAAP	(10)	(1)	4

	December 31,
	2002	2001
Change in projected benefit obligation:
Benefit obligation at beginning of year	(687)	(565)
Service cost	(14)	(13)
Interest cost	(41)	(36)
Plan participant’s contributions	(3)	(3)
Amendments	(12)	(25)
Actuarial gain/(loss)	(37)	(70)
Benefits paid	30	28
Other (including currency translation adjustments)	8	(3)
Projected benefit obligation at end of year	(756)	(687)

Change in plan assets:
Fair value of plan assets at beginning of year	798	751
Actual return on plan assets	(38)	33
Employer contribution	10	6
Plan participants’ contributions	3	3
Amendments	11	29
Benefits paid	(30)	(27)
Other (including currency translation adjustments)	(7)	3
Fair value of plan assets at end of year	747	798

	December 31,
	2002	2001

Funded Status	(9)	111
Unrecognized transition cost	(8)	(16)
Unrecognized prior service cost	(4)	(4)
Unrecognized net actuarial (gain)/loss	191	54
Other pension arrangements	(10)	(11)
Prepaid/(accrued) benefit cost	160	134

Additional minimum liability at end of year	51	1
Intangible asset	—	—
Reduction to equity	51	1

Weighted average assumptions

	2002	2001	2000

Discount rate	5.5%	6.0%	6.2%
Expected return on plan assets	7.0%	7.7%	7.9%
Rate of compensation increase	3.1%	3.6%	3.6%
Increase of state pension	2.1%	2.6%	2.5%
Pension increases	2.1%	2.5%	2.6%

The retirement plans in Germany and Italy are non-contributory defined benefit plan covering substantially all employees. Benefits for retired employees or their beneficiaries of the plans are based primarily on years of service and amounts per year of service.

The aggregate projected benefit obligation and fair value of plan assets at December 31, 2002, of the pension plans of which the benefit obligation exceeds the fair value of plan assets, was EUR 212 million and EUR 126 million respectively.

(h) Financing fees

This item relates to a write-off of capitalized financing fees which was recorded under Dutch GAAP in 2002 as a result of early repayments of long-term debt. This write-off did not qualify under US GAAP.

(i) Revenue recognition

This item includes revenues with respect to graphic machines sold to customers, and financed by external financing companies and for which repurchase guarantees exist. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann. Under US GAAP these types of revenues can only be recognized when the right of recourse has ended.

This item also includes sales of graphic machines of which installation has not yet occurred and/or not all performance obligations have been completed, in accordance with Staff Accounting Bulletin No. 101 “Revenue Recognition in Financial Statements” (“SAB 101”), issued by the staff of the Securities and Exchange Commission in December 1999. Under Dutch GAAP sales are in general recognized when delivery takes place.

(j) Other

This category of reconciling items is other US GAAP adjustments related to subsidiaries of the Company.

(k) Deferred taxes

The Company recorded under Dutch GAAP valuation allowances on deferred tax assets for operating loss carryforwards. Under US GAAP, of these valuation allowances EUR 141 million at December 31, 2002 and EUR 163 million at December 31, 2001 did not qualify and were thus reversed. The effect on net result under US GAAP was a loss of EUR 4 million in 2002, a gain of EUR 10 million in 2001 and nil in 2000.

Furthermore, deferred taxes on US GAAP adjustments positively affected Group equity under US GAAP in the amount of EUR 2 million at December 31, 2002 and negatively EUR 13 million at December 31, 2001. The effect on net result under US GAAP was a loss of EUR 3 million in 2002, a gain of EUR 20 million in 2001 and a gain of EUR 50 million in 2000.

The components of deferred tax under USGAAP is as follows:

In millions of euro

	December 31,
	2002	2001
Deferred tax assets
Restructuring and integration provisions	6	126
Derivatives	29	21
Tax loss carryforwards	565	512
Nominal deferred tax asset	600	659

Valuation allowances	(79)	(53)
Deferred tax asset	521	606

Deferred tax liabilities
Fixed assets	(114)	(150)
Pension	(47)	(54)
Other	(93)	(174)
Deferred liabilities	(254)	(378)

Total	267	228

US GAAP Additional Disclosures

Restructuring and integration plans

As a consequence of the acquisition and subsequent integration of the businesses of Corporate Express in 2000 and of Samas and USOP in 2001 and as a result of a slow down in its markets in 2001, the Company introduced restructuring and integration plans for its office products operations in North America and Europe. The restructuring and integration plans include reductions in the number of staff , closure and consolidation of sales offices and distribution centers, the closure of the BTOPI headoffice in Chicago, the migration of Corporate Express’ order processing system ISIS into former BTOPI (Buhrmann’s former US subsidiary) warehouses and the harmonization of systems. In 2002, the integration plans of the acquired Samas and USOP businesses were finalized. This lead to an increase, under US GAAP, in restructuring provisions of EUR 7 million which was set-up through income and a EUR 9 million increase in integration provisions which was set-up through goodwill.

In 2002, Buhrmann introduced additional restructuring plans for mainly its office products operations in North America and Europe as well as paper merchanting operations in Europe, in the wake of continued uncertainties regarding overall business activity in its major markets (see Note 18 for further details). Under the plans, Buhrmann accrued in 2002 EUR 43 million through income under US GAAP.

The restructuring lead to a reduction in the workforce, especially in back-office and support functions, of about 2,300 full time employees in 2002.

The movements in the restructuring provisions in 2002 under US GAAP was as follows:

(in millions of euro)	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
Balance at December 31, 2001	29	1	22	52
Set-up	25	2	18	45
Cash utilization	(29)	—	(13)	(42)
Transfer to assets	—	(2)	—	(2)
Currency translation	(2)	—	(1)	(3)
Balance at December 31, 2002	23	1	26	50

The movements in the integration provisions in 2002 under US GAAP was as follows:

(in millions of euro)	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
Balance at December 31, 2001	20	10	33	63
Set-up	10	—	4	14
Cash utilization	(19)	—	(24)	(43)
Transfer to assets	—	(4)	—	(4)
Currency translation	(2)	(1)	(2)	(5)
Balance at December 31, 2002	9	5	11	25

Stock Options

For details about the Company’s Stock Option Plans see Note 23 of the Consolidated Financial Statements.

If the Company had elected to recognize compensation expense based on the fair value of the stock options at grant date as allowed by SFAS 123, “Accounting for Stock Based Compensation,” compensation expense of EUR 6 million for the year ended December 31, 2002 would have been recorded, EUR 6 million for the year ended December 31, 2001 and EUR 2 million for the year ended December 31, 2000.

Net result would have been reduced to the pro forma amounts indicated below:

In millions of euro, except per share data

	2002	2001	2000
US GAAP net result:
As reported	(941)	35	87
Pro forma	(947)	29	85

US GAAP basic net result per share:
As reported	(7.38)	0.01	0.55
Pro forma	(7.43)	(0.04)	0.53

Operating result and result from operations under US GAAP presentation

Under Dutch GAAP, certain non-recurring items were classified as extraordinary income or expenses. Under US GAAP none of these items met the criteria to be classified as such and thus were included in operating result. The income statement presented in the US GAAP format would result in a reclassification of extraordinary items to operating result or result from operations, as these items are neither unusual nor infrequent according to the US GAAP definition.

The office products division of Corporate Express Nederland BV was sold in October 2001. Under Dutch GAAP the operating result of this division from April 2001 to October 2001 of EUR 3 million negative is included in other financial results. The operating result of this division for this period would under US GAAP be included in operating result.

Operating result and result from operations before taxes under US GAAP is as follows (in millions of euro):

	2002	2001	2000

Operating result	(757)	195	362
Result from operations before taxes	(960)	12	139

Earnings per share

Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 32 million, EUR 34 million and EUR 33 million in 2002, 2001 and 2000 respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year of all outstanding options combined.

The computation of basic and fully diluted earnings under US GAAP per Ordinary Share is as follows (in millions of euro, except per share data):

	2002	2001	2000
Computation basic earnings per share
Net result	(941)	35	87
Less dividends on Preference Shares A and C	(32)	(34)	(33)
Net result after deduction of dividend on Preference Shares	(973)	1	54
Discontinued operations	—	—	30
Result from continuing operations before extraordinary items after deduction of dividend on Preference Shares	(973)	1	84

Weighted average number of Ordinary Shares outstanding (thousands)	131,818	123,760	98,790

Basic earnings per share
Result from continuing operations before extraordinary items	(7.38)	0.01	0.85
Discontinued operations	—	—	(0.30)
Net result	(7.38)	0.01	0.55

	2002	2001	2000
Computation fully diluted earnings per share
Net result	(941)	35	87
Less dividends on Preference Shares A and C	(32	(34)	(33)
Net result after deduction of dividend on Preference Shares after assuming dilution	(973)	1	54
Discontinued operations	—	—	30
Result from continuing operations before extraordinary items and after deduction of dividend on Preference Shares after assuming dilution	(973)	1	84

Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding	131,818	123,760	98,790
Exercise of option rights	0	0	424
	131,818	123,760	99,214

Fully diluted earnings per share
Result from continuing operations before extraordinary items	(7.38)	0.01	0.85
Discontinued operations	—	—	(0.30)
Net result	(7.38)	0.01	0.54

In the years ended December 31, 2002, 2001 and 2000, the conversion of 39,280 respectively 37,268 and 35,336 Preference Shares C outstanding were not included in the calculation of diluted earnings per share because it would have an anti-dilutive effect on net result per Ordinary Share. The number of Ordinary Shares that would arise after conversion of the Preference shares C at December 31, 2002, 2001 and 2000 was 23,147 respectively 21,893 and 20,403. The dividend on Preference Shares C was EUR 21 million, EUR 20 million and EUR 19 million for 2002, 2001 and 2000 respectively.

In the year ended December 31, 2002 and 2001 option rights exercisable were not included in the calculation of diluted earnings per share because they would have an anti-dilutive effect on net result per Ordinary Share.

Consolidated Statements of Comprehensive Income

In millions of euro

The calculation of Comprehensive Income is as follows:

	2002	2001	2000

Net Result US GAAP	(941)	35	87
Other comprehensive income net of tax:
Foreign currency translation adjustments	(247)	54	65
Unrealized gains and losses on marketable securities	—	(45)	(30)
Unrealized gains and losses on derivative instruments	(11)	(12)	27
Minimum pension liability	(35)	—	—
Comprehensive Income	(1,234)	32	149

Foreign currency translation adjustments includes a tax expense of EUR 25 million (in 2001 a tax benefit of EUR 9 million and in 2000 a tax benefit of EUR 6 million). Unrealized gains and losses on derivative instruments in 2002 includes a tax benefit of EUR 5 million (2001: EUR 21 million and 2000: nil). Minimum pension liability in 2002 includes a tax benefit of EUR 16 million.

Consolidated Statement of Cash Flows

As permitted under Dutch GAAP changes in bank overdrafts as shown in Note 27 include changes in short term borrowings. Under US GAAP changes in bank overdrafts should be included in financing activities.

Cash paid for acquisitions in the cash flow statement represents the total cash paid for the acquired company (i.e., not net of cash received). Similarly cash received for divestments in the cash flow statement represent the total cash receipt. The cash received/disposed of as part of acquisitions/ disposals is included in the change of cash and cash equivalents as shown in Note 27. Under US GAAP, cash paid for acquisitions should be shown net of cash received in investing activities. Similarly, cash consideration received for divestments should be shown net of cash disposed of in investing activities.

Under US GAAP, costs related to the integration of Group companies are expensed as incurred and are classified within operating activities, whereas under Dutch GAAP, payments for these costs are included within investing activities.

Under US GAAP the categories of the cash flow statement would be as follows (in millions of euro):

	2002	2001	2000
Net cash provided by (used in) operating activities	168	261	(92)
Net cash used in investing activities	(48)	(534)	(159)
Net cash provided by financing activities	(182)	316	265
(Decrease)/increase in liquid funds	(62)	43	14

(Increase)/decrease in working capital:
(Increase)/decrease inventories	11	85	(106)
(Increase)/decrease accounts receivable	195	208	(230)
Increase/(decrease) accounts payable	(172)	(19)	207
(Increase)/decrease other receivables and liabilities	17	(64)	(163)
	51	210	(292)
Non- cash investing activities:
Assets and liabilities (net) acquired in a business combination	—	203	35

Non- cash financing activities:
Redenomination par value shares	—	13	—

Variable Interest Entities

FASB Interpretation No. 46 (FIN 46) “Consolidation of Variable Interest Entities” requires certain disclosures of variable interest entities and, as of January 1, 2003, the consolidation of certain of these variable interest entities. Buhrmann is assessing the impact of FIN 46, see “New Accounting Pronouncement” below.

Based on a preliminary review, Buhrmann has determined that at December 31, 2002 it had a variable interest in Silver Securitisation BV, Rheingold no 11 Ltd and Silver Funding Ltd, as described under “Accounts Receivable Securitization Program” above. In the course of 2003, Buhrmann acquired a variable interest in an entity in Europe to which Buhrmann sells graphic machines which are then leased by this entity to Buhrmann’s customers. This entity is a third party leasing company and has transactions with various other parties. Buhrmann’s exposure to the losses of this entity does not exceed EUR 500,000. Total sales by Buhrmann to this entity were EUR 3 million until May 31, 2003. In addition, in the course of 2003, Buhrmann acquired a variable interest in an entity in Europe to which Buhrmann sells copiers which are then leased by this entity to Buhrmann’s customers. Buhrmann is the only party that has sales to this entity which were EUR 7 million until May 31, 2003. Buhrmann’s exposure to the losses of this entity does not exceed 5% of the fair value of the copiers that were sold to this entity.

33. New accounting pronouncements

Dutch GAAP

In 2002 and 2001, Buhrmann incurred EUR 113 million and EUR 86 million respectively of expenses relating to restructuring measures and integration of acquisitions which were under Dutch GAAP presented as extraordinary expenses and as operating expenses under US GAAP. Under the new Guidelines for Annual Reporting applicable in the Netherlands effective as of January 1, 2003, these expenses do no longer meet the definition of extraordinary and would under Dutch GAAP be classified as exceptional operating expenses.

In addition, under the new Guidelines for Annual Reporting applicable in the Netherlands effective as of January 1, 2003, revenue with respect to the sale of machines in the Graphic Systems Division, that are shipped subject to installation and the installation is a significant part of the sales contract, can only be recognized when the installation has been completed. Until January 1, 2003, Buhrmann recognized, under Dutch GAAP, sales of graphic machines at the point of delivery.  The full year effect on sales and operating result in 2003 is estimated to be EUR 35 million and EUR 8 million respectively.

US GAAP

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  This statement became effective for Buhrmann as of January 1, 2003. Buhrmann does not expect the adoption of this statement to have a material impact on its consolidated results of operations, financial position or cash flows.

In April 2002, the FASB issued SFAS No. 145, “Recission of SFAS No. 4, 44, and 64, amendment of SFAS No. 13, and technical corrections”.  This statement amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. Buhrmann does not expect the adoption of  this statement to have a material impact on its consolidated results of operations, financial position or cash flows.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. This statement requires that a liability for a cost associated with an exit or disposal activity be recognized and initially measured at fair value in the period in which the liability is incurred. This statement is effective prospectively for exit or disposal activities initiated after December 31, 2002. Buhrmann does not expect the adoption of this statement to have a material impact on its consolidated results of operations, financial position or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN 45 clarifies the requirements of a guarantor’s accounting for and disclosure of certain issued and outstanding guarantees. It also clarifies that at the time a company issues a guarantee the company must recognize that information in its interim and annual financial statements. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements ending after December 15, 2002. Buhrmann is currently reviewing the impact of the adoption of FIN 45 on its consolidated results of operations, financial position and cash flows.

In November 2002, the EITF reached a Consensus on Issue No. 02-16, “Accounting by a Customer (including a Reseller) for Certain Consideration Received from a Vendor” (“EITF 02-16”). EITF 02-16 addresses the accounting and income statement classification for consideration given by a vendor to a retailer in connection with the sale of the vendor’s products or for the promotion of sales of the vendor’s products. The EITF concluded that such consideration received from vendors should be reflected as a decrease in prices paid for inventory and recognized in cost of sales as the related inventory is sold, unless specific criteria are met qualifying the consideration for treatment as reimbursement of specific, identifiable incremental costs. As clarified by the EITF in January 2003, this issue is effective for arrangements with vendors initiated on or after January 1, 2003. Buhrmann is currently reviewing the impact of the adoption of EITF 02-16 on its consolidated results of operations, financial position and cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123”.  SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  SFAS No. 148 became effective for Buhrmann as of January 1, 2003. SFAS No. 148 has no material impact on Buhrmann’s consolidated results of operations, financial position or cash flows, as Buhrmann does currently not plan to adopt the fair value method of accounting for stock options.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51”. FIN 46 addresses consolidation by business enterprises of variable interest entities, which are entities subject to consolidation according to the provisions of FIN 46. For interests acquired on or after February 1, 2003, FIN 46 applies immediately. For existing interests as of January 31, 2003, FIN 46 is effective on July 1, 2003. Buhrmann is currently reviewing the impact of the adoption of FIN 46 on its consolidated results of operations, financial position and cash flows.

In January 2003, the Emerging Issues Task Force (“EITF”) reached consensus on Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables”. EITF 00-21 provides guidance on how to determine whether an arrangement involving multiple deliverables requires that such deliverables be accounted for separately. EITF 00-21 allows for prospective adoption for arrangements entered into after June 15, 2003 or adoption via a cumulative effect of a change in accounting principal. Buhrmann is currently reviewing the impact of the adoption of EITF 00-21 on its consolidated results of operations, financial position and cash flows.

34. Valuation and Qualifying accounts

In millions of euro	Balance at the beginning of the period	Charges to costs and expenses	Utilization/ release	Charged to other accounts *	Balance at the end of the period
Year ended December 31, 2002
Allowance for doubtful accounts receivable	58	29	(31)	(5)	51
Inventory obsolescence reserve	56	13	(14)	(4)	51

Year ended December 31, 2001
Allowance for doubtful accounts receivable	53	25	(24)	4	58
Inventory obsolescence reserve	51	13	(11)	3	56

Year ended December 31, 2000
Allowance for doubtful accounts receivable	74	(3)	(16)	(2)	53
Inventory obsolescence reserve	55	15	(18)	(1)	51

* Includes effect of acquisitions and disposals and foreign currency translation adjustments

35. Supplemental Guarantor Information

As part of the Credit Agreement of the Senior Subordinated Notes as well as the Senior Secured Credit Facility, Buhrmann NV and certain subsidiaries of Buhrmann NV act as guarantors. Presented below is consolidating information for Buhrmann US Inc. the issuer of the debt, Buhrmann NV the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann NV (listed below), and the non-guarantor subsidiaries of Buhrmann NV. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann NV. Pursuant to the indentures and the notes, Buhrmann NV and their subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US Inc’s debt securities.

Most reconciling items from Dutch GAAP to US GAAP as detailed in Note 32 are related to the operating activities of the guarantors. The US GAAP adjustment to the guarantor column would reduce net result for the year 2002 by EUR 357 million and would increase non-guarantor net result by EUR 4 million (2001: reduction of EUR 28 million and increase of EUR 8 million respectively, 2000: reduction of EUR 106 million and EUR 28 million respectively). The US GAAP adjustment would increase the guarantor equity at December 31, 2002 by EUR 104 million and decrease non-guarantor equity by EUR 5 million (2001: increase of EUR 497 million and decrease of EUR 11 million respectively).

GUARANTORS as of December, 31 2002

a) U.S.A.

ASAP Software Express, Inc.

BTOP USA Corp.

BTOPI Holding (U.S.)

Buhrmann Swaps, Inc.

Corporate Express Delivery Systems - Expedited, Inc.

Corporate Express Document & Print Management Inc.

Corporate Express of Texas, Inc.

Corporate Express Office Products, Inc.

Corporate Express Philadelphia Real Estate, Inc.

Corporate Express Promotional Marketing, Inc.

Corporate Express Real Estate, Inc.

Corporate Express, Inc.

Distribution Resources Co.

Kelly Paper Company

License Technologies Group, Inc.

Moore Labels, Inc.

b) The Netherlands

Brabantse Poort B.V.

Buhrmann Financieringen B.V. (f/k/a KNP BT Financieringen B.V.)

Buhrmann Fined B.V. (f/k/a Finbelco B.V.)

Buhrmann II B.V. (f/k/a KNP BT II B.V.)

Buhrmann International B.V.

Buhrmann Nederland B.V.

Buhrmann Nederland Holding B.V. (f/k/a Scadisbel B.V.)

Buhrmann Office Products Austria B.V.

Buhrmann Office Products Nederland BV (f/k/a Corporate Express Benelux B.V.)

Buhrmann Stafdiensten B.V.

Bührmann-Ubbens B.V.

Corporate Express Document Automatisering B.V.

Corporate Express Europe B.V. (f/k/a BT Office Products Europe B.V.)

Corporate Express Holding B.V.

DocVision B.V.

Driem Papier BV

KNP Nederland (Holding) B.V.

KNP Nederland B.V.

Papiermaatschappij Amsterdam-West B.V.

Proost en Brandt B.V.

Rhosili Amsterdam C.V.

Tetterode-Nederland B.V.

Tricom Paper International BV

Velpa Enveloppen BV

VRG Insurances B.V.

Wapen van Amsterdam BV, Het

c) Germany

Buhrmann Beteiligungen Deutschland GmbH

Buhrmann Holding GmbH & Co. KG

Buhrmann Holding Verwaltungs GmbH

Corporate Express Deutschland GmbH (f/k/a Buhrmann Office Products Deutschland GmbH)

Corporate Express Deutschland GmbH & Co. Vertriebs KG (f/k/a Buhrmann Office Products GbmH & Co. Vertriebs KG)

Corporate Express Verwaltungs GmbH (f/k/a Buhrmann Office Products Verwaltungs GbmH)

Deutsche Papier Grundstücks GmbH & Co. KG

Deutsche Papier Holding GmbH

Deutsche Papier Vertriebs GmbH

FSMA Verwaltungs-und Beteiligungs GmbH

Joseph Fröhlen Papiergrosshandlung – Willi Reddemann Import Export GmbH

d) England

Adhesive and Display Products Ltd.

Buhrmann Paper UK Ltd.

Buhrmann UK Ltd.

Contract Paper Ltd.

Copygraphic Plc.

Corporate Express (Holdings) Ltd.

Corporate Express Ltd.

Corporate Express UK Ltd.

Howard Smith Paper Ltd.

Pinnacle Film & Board Sales Ltd.

Ramchester Furnishings International Ltd.

Robert Horne Group Plc.

Robert Horne Paper Company Ltd.

Savory Paper Ltd.

The Howard Smith Paper Group Ltd.

The M6 Paper Group Ltd.

Trade Paper Ltd.

W. Lunnon & Company Ltd.

e) Belgium

Buhrmann Europcenter N.V.

Buhrmann NV Consolidated Statement of Income December 31, 2002

In millions of euro

	Guarantor			Non- guarantor Subsidiaries
	Issuer of debt	Parent	Subsidiaries		Eliminations	Total

Net sales	—	—	7,670	2,278	—	9,948

Costs of trade goods sold	—	—	(5,659)	(1,733)	—	(7,392)
Other costs of sales	—	—	(230)	(73)	—	(303)
Added value	—	—	1,781	472	—	2,253

Labor costs	—	—	(1,084)	(246)	—	(1,330)
Other operating costs	(1)	—	(359)	(107)	—	(467)
Depreciation, amortization and impairment	—	—	(572)	(185)	—	(757)
Operating costs	(1)	—	(2,015)	(538)	—	(2,554)

Operating result	(1)	—	(234)	(66)	—	(301)
Net financing costs	160	28	(412)	25	—	(199)

Result from operations before taxes	159	28	(646)	(41)	—	(500)
Taxes	(62)	(9)	(8)	61	—	(18)
Results from participations and other financial results	—	—	16	—	—	16
Minority interest	—	—	—	(12)	—	(12)
Result subsidiaries	(363)	(533)	—	—	896	—

Result from continuing operations before extraordinary items	(266)	(514)	(638)	8	896	(514)
Extraordinary result continued operations	—	—	(69)	(5)	—	(74)
Extraordinary result subsidiaries	(63)	(74)	—		137	—
Net result	(329)	(588)	(707)	3	1,033	(588)

Buhrmann NV Consolidated Statement of Income December 31, 2001

In millions of euro

	Guarantor			Non- guarantor Subsidiaries
	Issuer of debt	Parent	Subsidiaries		Eliminations	Total

Net sales	—	—	8,098	2,310	—	10,408

Costs of trade goods sold	—	—	(5,931)	(1,771)	—	(7,702)
Other costs of sales	—	—	(238)	(72)	—	(310)
Added value	—	—	1,929	467	—	2,396

Labor costs	—	—	(1,150)	(240)	—	(1,390)
Other operating costs	(1)	—	(389)	(99)	—	(489)
Depreciation and amortization	—	—	(146)	(30)	—	(176)
Operating costs	(1)	—	(1,685)	(369)	—	(2,055)

Operating result	(1)	—	244	98	—	341
Net financing costs	156	91	(468)	11	—	(210)

Result from operations before taxes	155	91	(224)	109	—	131
Taxes	(61)	(28)	125	(60)	—	(24)
Other financial results	—	—	—	(3)	—	(3)
Minority interest	—	—	—	(9)	—	(9)
Result subsidiaries	(76)	32	—	—	44	—

Result from continuing operations before extraordinary items	18	95	(99)	37	44	95
Extraordinary result continued operations	—	—	(12)		(28)	(40)
Extraordinary result subsidiaries	(23)	(40)	—		63	—
Net result	(5)	55	(111)	37	79	55

Buhrmann NV Consolidated Statement of Income December 31, 2000

In millions of euro

	Guarantor			Non- guarantor Subsidiaries
	Issuer of debt	Parent	Subsidiaries		Eliminations	Total

Net sales	—	—	7,225	2,378	—	9,603

Costs of trade goods sold	—	—	(5,183)	(1,821)	—	(7,004)
Other costs of sales	—	—	(209)	(49)	—	(258)
Added value	—	—	1,833	508	—	2,341

Labor costs	—	—	(1,009)	(237)	—	(1,246)
Other operating costs	(1)	—	(340)	(95)	—	(436)
Depreciation and amortization	—	—	(142)	(26)	—	(168)
Operating costs	(1)	—	(1,491)	(358)	—	(1,850)

Operating result	(1)	—	342	150	—	491
Net financing costs	123	46	(354)	(36)	—	(221)

Result from operations before taxes	122	46	(12)	114	—	270
Taxes	(50)	(13)	52	(44)	—	(55)
Other financial results	—	—	5	—	—	5
Minority interest	—	—	—	(9)	—	(9)
Result subsidiaries	29	178	—	—	(207)	—

Result from continuing operations before extraordinary items	101	211	45	61	(207)	211
Discontinued operations:
Result on disposal discontinued operations	—	(3)	—	(3)	3	(3)
Extraordinary result continued operations	—	—	20	(7)	—	13
Extraordinary result subsidiaries	—	13	—	—	(13)	—
Net result	101	221	65	51	(217)	221

Buhrmann NV Consolidated Balance Sheet December 31, 2002

In millions of euro

	Guarantor			Non- guarantor Subsidiaries
	Issuer of debt	Parent	Subsidiaries		Eliminations	Total
Fixed assets
Intangible fixed assets	—	—	1,673	115	—	1,788
Tangible fixed assets	—	—	460	132	—	592
Financial fixed assets	72	—	371	38	—	481
	72	—	2,504	285	—	2,861

Group Participations	—	295	—	—	(295)	—

Current assets
Inventories	—	—	485	198	—	683
Accounts receivable	—	—	1,007	501	(1)	1,507
Other receivables	—	34	243	73	(29)	321
	—	34	1,735	772	(30)	2,511
Cash	—	—	66	10	(39)	37
Total assets	72	329	4,305	1,067	(364)	5,409

Group equity
Ordinary Shares	—	158	—	—	—	158
Preference Shares	—	64	—	—	—	64
Additional paid in capital	—	2,034	—	—	—	2,034
Other reserves	1,682	102	(1,897)	510	(295)	102
Undistributed profit		(588)				(588)
Minority interest	—	—	—	41	—	41
	1,682	1,770	(1,897)	551	(295)	1,811
Provisions
Pensions	—	—	17	9	—	26
Deferred taxes	3	30	186	2	—	221
Other	—	—	54	36	—	90
	3	30	257	47	—	337
Long term liabilities
Subordinated loans and loans	1,357	—	52	269	—	1,678
Intercompany financing	(3,094)	(1,482)	4,846	(270)	—	—
	(1,737)	(1,482)	4,898	(1)	—	1,678
Current liabilities
Current portion long term loans	60	—	1	6	1	68
Bank overdrafts	44	—	14	7	(39)	26
Accounts payable	—	—	730	335	(1)	1,064
Other liabilities	20	11	302	122	(30)	425
	124	11	1,047	470	(69)	1,583
Group Equity and liabilities	72	329	4,305	1,067	(364)	5,409

Buhrmann NV Consolidated Balance Sheet December 31, 2001

In millions of euro

	Guarantor			Non- guarantor Subsidiaries
	Issuer of debt	Parent	Subsidiaries		Eliminations	Total
Fixed assets
Intangible fixed assets	—	—	2,460	224	—	2,684
Tangible fixed assets	—	—	574	139	—	713
Financial fixed assets	33	—	501	101	—	635
	33	—	3,535	464	—	4,032

Group Participations	—	956	—	—	(956)	—

Current assets
Inventories	—	—	556	200	—	756
Accounts receivable	—	—	1,285	545	(4)	1,826
Other receivables	—	68	345	51	(60)	404
	—	68	2,186	796	(64)	2,986
Cash	—	—	117	13	(31)	99
Total assets	33	1,024	5,838	1,273	(1,051)	7,117

Group equity
Ordinary Shares	—	157	—	—	—	157
Preference Shares	—	64	—	—	—	64
Additional paid in capital	—	1,993	—	—	—	1,993
Other reserves	2,395	379	(2,035)	596	(956)	379
Undistributed profit		41				41
Minority interest	—	—	—	37	—	37
	2,395	2,634	(2,035)	633	(956)	2,671
Provisions
Pensions	—	—	15	10	—	25
Deferred taxes	4	8	326	2	—	340
Other	—	—	62	18	—	80
	4	8	403	30	—	445
Long term liabilities
Subordinated loans and loans	1,757	—	133	169	—	2,059
Intercompany financing	(4,180)	(1,632)	5,876	(64)	—	—
	(2,423)	(1,632)	6,009	105	—	2,059
Current liabilities
Current portion long term loans	33	—	6	5	—	44
Bank overdrafts	—	—	31	—	(31)	—
Accounts payable	—	—	998	346	(4)	1,340
Other liabilities	24	14	426	154	(60)	558
	57	14	1,461	505	(95)	1,942
Group Equity and liabilities	33	1,024	5,838	1,273	(1,051)	7,117

Buhrmann NV Consolidated Balance Sheet December 31, 2000

In millions of euro

	Guarantor			Non- guarantor Subsidiaries
	Issuer of debt	Parent	Subsidiaries		Eliminations	Total
Fixed assets
Intangible fixed assets	—	—	1,933	262	—	2,195
Tangible fixed assets	—	—	482	146	—	628
Financial fixed assets	51	—	314	122	—	487
	51	—	2,729	530	—	3,310

Group Participations	—	832	—	—	(832)	—

Current assets
Inventories	—	—	550	234	—	784
Accounts receivable	—	—	1,243	626	(1)	1,868
Other receivables	—	1	329	73	(4)	399
	—	1	2,122	933	(5)	3,051
Cash	—	—	57	24	(24)	57
Total assets	51	833	4,908	1,487	(861)	6,418

Group equity
Ordinary Shares	—	116	—	—	—	116
Preference Shares	—	61	—	—	—	61
Additional paid in capital	—	1,347	—	—	—	1,347
Other reserves	1,980	185	(1,823)	675	(832)	185
Undistributed profit		207				207
Minority interest	—	—	—	32	—	32
	1,980	1,916	(1,823)	707	(832)	1,948
Provisions
Pensions	—	—	16	9	—	25
Deferred taxes	8	—	236	(1)	—	243
Other	—	—	91	23	—	114
	8	—	343	31	—	382
Long term liabilities
Subordinated loans and loans	1,789	—	18	263	—	2,070
Intercompany financing	(3,805)	(1,097)	5,111	(209)	—	—
	(2,016)	(1,097)	5,129	54	—	2,070
Current liabilities
Current portion long term loans	—	—	27	64		91
Bank overdrafts	47	—	—	81	(24)	104
Accounts payable	—	—	905	340	(1)	1,244
Other liabilities	32	14	327	210	(4)	579
	79	14	1,259	695	(29)	2,018
Group Equity and liabilities	51	833	4,908	1,487	(861)	6,418

Buhrmann NV Consolidated Statement of Cash Flows December 31, 2002

In millions of euro

	Guarantor			Non- guarantor Subsidia- ries
	Issuer of debt	Parent	Subsidia- ries		Elimina- tions	Total

Cash flows from operating activities
Operating result	(1)	—	(233)	(67)	—	(301)
Adjustments for:
Depreciation, amortization and impairment	—	—	570	187	—	757
Addition to/(release of) provisions	—	—	(8)	9	—	1
(Increase)/decrease working capital	1	(1)	48	4	—	52
Other operational receipts/(payments):
Interest paid	197	59	(460)	20	—	(184)
Profit tax paid	—	—	34	(50)	—	(16)
Payments charged to provisions	—	—	(40)	(11)	—	(51)
Net cash provided by operating activities	197	58	(89)	92	—	258

Cash flows from investing activities
Net investments in tangible fixed assets	—	—	(85)	(22)	—	(107)
Acquisition of group companies and participations	—	—	11	(20)	—	(9)
Payments related to integration of Group companies	—	—	(86)	(4)	—	(90)
Divestment of Group companies and participations	—	—	6	62	—	68
Net cash provided by investing activities	—	—	(154)	16	—	(138)

Cash flows from financing activities
Dividend payments	—	(25)	—	—	—	(25)
Payment to and repurchase of interests of minority shareholders	—			(5)	—	(5)
Paid financing fees	(16)	—	—	—	—	(16)
IC Loans	(59)	(33)	316	(224)	—
Repayment of long-term debt	(167)	—	(107)	112	—	(162)
Net cash used by financing activities	(242)	(58)	209	(117)	—	(208)

(Decrease)/Increase liquid funds	(45)	—	(34)	(9)	—	(88)

Buhrmann NV Consolidated Statement of Cash Flows December 31, 2001

In millions of euro

	Guarantor			Non- Guarantor
	Issuer of debt	Parent	Subsidia- ries	Subsidia- ries	Elimina- tions	Total

Cash flows from operating activities
Operating result	(1)	—	244	98	—	341
Adjustments for:
Depreciation and amortization	—	—	146	30	—	176
Addition to/(release of) provisions	—	—		13	—	13
(Increase)/decrease working capital	(11)	—	155	63	—	207
Other operational receipts/(payments):
Interest paid	171	79	(464)	12	—	(202)
Profit tax paid	—	—	(19)	(8)	—	(27)
Payments charged to provisions	—	—	(28)	(11)	—	(39)
Net cash provided by operating activities	159	79	34	197	—	469

Cash flows from investing activities
Net investments in tangible fixed assets	—	—	(102)	(25)	—	(127)
Acquisition of group companies and participations	—	—	(578)	—	—	(578)
Payments related to integration of Group companies	—	—	(208)	—	—	(208)
Divestment of Group companies and participations	—	—	147	—	—	147
Net cash provided by investing activities	—	—	(741)	(25)	—	(766)

Cash flows from financing activities
Ordinary Shares issued	—	665	—	—	—	665
Dividend payments	—	(60)	—	—	—	(60)
Payment to and repurchase of interests of minority shareholders	—			(2)	—	(2)
Paid financing fees	—	—	(13)	—	—	(13)
IC Loans	(112)	(684)	920	—	—
Drawn long-term debt	—	—	407	—	—	407
Repayment of long-term debt	—	—	(577)	—	—	(577)
Net cash used by financing activities	(112)	(79)	737	(2)	—	420

(Decrease)/Increase liquid funds	47	—	30	46	—	123

Buhrmann NV Consolidated Statement of Cash Flows December 31, 2000

In millions of euro

	Guarantor			Non- guarantor Subsidia- ries
	Issuer of debt	Parent	Subsidia- ries		Elimina- tions	Total

Cash flows from operating activities
Operating result	(1)	—	345	146	1	491
Adjustments for:
Depreciation and amortization	—	—	145	22	1	168
Addition to/(release of) provisions	—	—	(29)	—	—	(29)
(Increase)/decrease working capital	33	—	(269)	(58)	—	(294)
Other operational receipts/(payments):
Interest paid	112	46	(355)	(14)	—	(211)
Profit tax paid	—	—	(27)	(12)	—	(39)
Payments charged to provisions	—	—	(20)	—	—	(20)
Net cash provided by operating activities	144	46	(210)	84	2	66

Cash flows from investing activities
Investments in tangible fixed assets	—	—	(105)	(17)	—	(122)
Acquisition of group companies and participations	—	—	(113)	—	—	(113)
Payments related to integration of Group companies	—	—	(158)	—	—	(158)
Divestment of group companies and participations	—	—	76	—	—	76
Net cash provided by investing activities	—	—	(300)	(17)	—	(317)

Cash flows from financing activities
Ordinary Shares issued	—	172	—	—	—	172
Dividend payments	—	(53)	—	—	—	(53)
Surplus Pension Fund	—	—	31	—	—	31
Payment to minority shareholders	—	—	—	(2)	—	(2)
IC Loans	(191)	(165)	568	(212)	—	—
Repayment (Drawn) long term debt (net)	—	—	(136)	151	—	15
Net cash used by financing activities	(191)	(46)	463	(63)	—	163

(Decrease)/Increase liquid funds	(47)	—	(47)	4	2	(88)