Form 20-F
period 2003-12-31
BUHRMANN NV
filed 2004-06-21
CIK 948634

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

136,691,918 Ordinary Shares
53,281,979 Preference Shares A
0 Preferences Shares B
41,396 Preference Shares C

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

ITEM 17 ☐    ITEM 18 ☒

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3: KEY INFORMATION

Selected Financial Data

        The following tables present selected financial data for Buhrmann as of and for the years ended December 31, 1999, 2000, 2001, 2002 and 2003. The selected financial data should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included in Item 18 of this annual report on Form 20-F. The selected financial data set forth below is presented in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP) and in accordance with accounting principles generally accepted in the United States of America (US GAAP). For a discussion of the material differences between Dutch GAAP and US GAAP, as applicable to Buhrmann, please see Note 34 of the Notes to the Consolidated Financial Statements. Additionally, please see Item 4 "Information on the Company" and Item 5 "Operating and Financial Review and Prospects—Major Events" and "—Acquisitions and Divestments" for a description of major events and significant acquisitions or divestments that may affect the comparability of the results of operations presented below.

        We note that under Dutch GAAP, as from January 1, 2002 the results and cash flows from discontinued operations are included in operating results and cash flows until the date the operations are actually sold (before 2002 until the moment divestment was decided) whereas under US GAAP, the results and cash flows from discontinued operations are presented separately from continuing operations. Accordingly, under US GAAP the consolidated statements of income and consolidated statements of cash flows for previous years are restated for discontinuance of an operation. The Paper Merchanting Division which was sold on October 31, 2003 and the Information Systems Division which was deconsolidated on July 1, 1999 as a result of the decision to sell the business qualify as discontinued operations.

	Year Ended December 31,
	1999	2000	2001	2002	2003	2003
	(in millions of euro)					(in millions of US dollars(1))
Statement of Income:
Amounts in accordance with Dutch GAAP
Net sales	5,834	9,603	10,408	9,948	8,053	10,170
Added value	1,258	2,341	2,396	2,253	1,854	2,341
Operating result	199	491	341	(301)	171	216
Result from operations before taxes	150	270	131	(500)	(86)	(109)
Total taxes on result from operations	(32)	(55)	(24)	(18)	68	86
Total results from participations and other financial results	21	5	(3)	16	(102)	(129)
Total minority interests	(1)	(9)	(9)	(12)	(12)	(15)
Net result from operations	138	211	95	(514)	(132)	(167)
Extraordinary result (after tax)	(55)	10	(40)	(74)	—	—

Net result	83	221	55	(588)	(132)	(167)

Amounts in accordance with US GAAP
Net sales(2)	2,874	6,581	7,310	6,967	5,840	7,376
Operating result(2)	67	248	116	(718)	182	230
Result from continuing operations before extraordinary items(2)	161	56	13	(849)	(59)	(75)
Discontinued operations(2)	(132)	31	22	(92)	(249)	(314)
Extraordinary result continuing operations(2)	(4)	—	—	—	—	—
Net result before cumulative effect of change in accounting principles(2)	25	87	35	(941)	(308)	(389)
Cumulative effect of change in accounting principles (after tax)(2)	—	—	—	—	(29)	(37)
Net result(2)	25	87	35	(941)	(337)	(426)
Balance Sheet Data (at period end):
Amounts in accordance with Dutch GAAP
Total assets	5,508	6,418	7,117	5,409	3,677	4,644
Long-term debt	1,898	2,070	2,059	1,678	949	1,199
Group equity	1,543	1,948	2,671	1,811	1,484	1,874
Amounts in accordance with US GAAP
Total assets(2)	6,130	7,127	7,701	5,607	3,791	4,788
Long-term debt	1,898	2,070	2,059	1,678	949	1,199
Group equity	2,374	2,513	3,157	1,910	1,504	1,899

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in euro, unless otherwise indicated)
Other Data:
Amounts in accordance with or derived from Dutch GAAP
EBITDA (in millions of euro)(3)	204	672	439	(216)	213
Depreciation of tangible fixed assets and internally used software (in millions of euro)	(57)	(113)	(109)	(114)	(104)
Amortization of goodwill (in millions of euro)	(10)	(55)	(67)	(70)	(52)
Impairment of goodwill (in millions of euro)	—	—	—	(573)	(53)
Operating result (in millions of euro)	199	491	341	(301)	171
Capital expenditures (in millions of euro)	80	122	127	107	79
Capital stock—Ordinary (in millions of euro)	110	116	157	158	164
Number of Ordinary Shares outstanding at year-end (in thousands)	96,394	102,544	131,835	132,628	136,692
Dividend declared in euro per Ordinary Share	0.60	0.60	0.16	0.07	0.07
Net result per Ordinary Share before extraordinary results basic	1.55	1.80	0.49	(4.14)	(1.23)
Extraordinary result per Ordinary Share basic	(0.71)	0.10	(0.32)	(0.56)	—
Net result per Ordinary Share basic	0.84	1.90	0.17	(4.70)	(1.23)
Net result per Ordinary Share before extraordinary results fully diluted(5)	1.53	1.64	0.49	(4.14)	(1.23)
Extraordinary result per Ordinary Share fully diluted(5)	(0.71)	0.08	(0.28)	(0.48)	—
Net result per Ordinary Share fully diluted(5)	0.82	1.72	0.17	(4.70)	(1.23)
In millions of euro:
Net cash provided (used) by operating activities	50	66	469	258	272
Net cash provided (used) by investing activities	(1,194)	(317)	(766)	(138)	544
Net cash provided (used) by financing activities	1,159	163	420	(208)	(681)
Dividend declared per Ordinary Share (in USD) (4)	0.71	0.71	0.19	0.08	0.09
Amounts in accordance with US GAAP
Result from continuing operations per Ordinary Share basic	1.87	0.24	(0.16)	(6.68)	(0.68)
Net result before cumulative effect of change in accounting principle per Ordinary Share basic	0.11	0.55	0.01	(7.38)	(2.53)
Net result per Ordinary Share basic	0.11	0.55	0.01	(7.38)	(2.75)
Result from continuing operations per Ordinary Share fully diluted	1.53	0.24	(0.16)	(6.68)	(0.68)
Net result before cumulative effect of change in accounting principle per Ordinary Share fully diluted	0.11	0.54	0.01	(7.38)	(2.53)
Net result per Ordinary Share fully diluted	0.11	0.54	0.01	(7.38)	(2.75)

(1)
Certain euro amounts have been translated into United States dollars at the rate at December 31, 2003 of EUR 0.7918 to the United States dollar. Such translations should not be construed as representation that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)
Several US GAAP adjustments have been made to operating result under Dutch GAAP to comply with US GAAP. These adjustments have been made to recognize discontinuance of certain operations, goodwill on acquisitions that was previously written off to equity, to adjust goodwill for restructuring and integration provisions that did not qualify under US GAAP, to reverse these restructuring and integration provisions and other provisions not allowed under US GAAP, to amortize intangible assets, to write-off capitalized software, to add extraordinary items to operating income, to record derivative instruments at fair value, to recognize additional pension assets, to reverse revenue deferred under US GAAP, to reverse write-off of financing fees, to, as of 2002, reverse amortization and adjust impairment of goodwill and as of 2003 defer revenue from catalogue contributions. The extraordinary items classified as such under Dutch GAAP until 2002 mainly consist of provisions for restructuring and integration costs, losses on the sale of businesses, a provision for excess costs that will be incurred on a software development project and a repayment from the Buhrmann pension fund. Under US GAAP these items did not qualify to be classified as extraordinary.

  Several US GAAP adjustments have been made to total assets under Dutch GAAP to comply with US GAAP. These adjustments have been made to recognize goodwill on acquisitions that was written off to equity under Dutch GAAP, to adjust goodwill for restructuring and integration provisions not allowed under US GAAP, to recognize intangible assets, to expense software costs which do not qualify for capitalization under US GAAP, to recognize the gain (loss) on available-for-sale securities, to recognize deferred tax assets under US GAAP, to recognize additional pension assets, to reverse write-off of financing fees, as of 2002 to reverse amortization and adjust impairment of goodwill and as of 2003 to defer revenue from catalogue contributions.

(3)
We define "EBITDA" as net result before interest, taxes, depreciation of tangible fixed assets and internally used software and before amortization of goodwill. This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is "net result". In the past we defined EBITDA as operating result before depreciation of tangible fixed assets and internally used software and amortization and impairment of goodwill and therefore our presentation of EBITDA in past disclosure documentation cannot be compared to the presentation of EBITDA in this annual report of Form 20-F.

  Buhrmann evaluates its operating performance based on several factors, including its primary financial measure of EBITDA. Buhrmann believes EBITDA to be an important indicator of the operational strength and performance of its business, including the ability to generate cash and to repay long-term debt. For a discussion of the reasons we use EBITDA to evaluate our operating performance and a reconciliation between the GAAP measure of "net result" and the non-GAAP financial measure "EBITDA" please see Item 5 "EBITDA".

(4)
The dividend was translated from euros to US dollar at the May 31, 2004 Noon Buying Rate (as defined below in "Exchange Rates") for cable transfers of 1 euro = 1.2217 US dollar.

(5)
A mathematical calculation of net result per Ordinary Share before extraordinary result on fully diluted basis would be EUR (0.76) in 2003, EUR (3.39) in 2002 and EUR 0.56 in 2001. Net result per Ordinary Share on fully diluted basis would be EUR (0.76) in 2003, EUR (3.87) in 2002 and EUR 0.28 in 2001.

  Under Dutch GAAP, in case fully diluted earnings per share figures are higher than basic earnings per share figures, fully diluted earnings per share figures should be adjusted downwards to basic earning per share figures.

Exchange Rates

        In January 1999, Buhrmann started reporting in euro. On May 31, 2004 the Noon Buying Rate for euros for cable transfers in US dollar was 1.2217.

        The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the euro (1999–2003). The term "Noon Buying Rate" means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

        Noon Buying Rates for euro:

	US dollar per euro
Year
	Year end	Average	High	Low
1999	1.0070	1.0588	1.1812	1.0016
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1315	1.2597	1.0361

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

        In determining earnings originally stated in foreign currencies, Buhrmann used an average of daily exchange rates of the respective currency versus the euro. For the balance sheet, Buhrmann used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

	Balance sheet as of December 31, 2001	Income statement year ended December 31, 2001
Australian Dollar per euro	1.7270	1.7325
Canadian Dollar per euro	1.4077	1.3868
Great Britain Pound per euro	0.6080	0.6218
United States Dollar per euro	0.8813	0.8955
	Balance sheet as of December 31, 2002	Income statement year ended December 31, 2002
Australian Dollar per euro	1.8556	1.7365
Canadian Dollar per euro	1.6550	1.4828
Great Britain Pound per euro	0.6505	0.6287
United States Dollar per euro	1.0487	0.9448
	Balance sheet as of December 31, 2003	Income statement year ended December 31, 2003
Australian Dollar per euro	1.6802	1.7384
Canadian Dollar per euro	1.6234	1.5821
Great Britain Pound per euro	0.7048	0.6918
United States Dollar per euro	1.2630	1.1307

        The following table sets forth the high and low Noon Buying Rate for the euro of each of the monthly periods indicated (US dollar per euro):

Month	High	Low
December 2003	1.2597	1.1956
January 2004	1.2853	1.2389
February 2004	1.2848	1.2426
March 2004	1.2431	1.2088
April 2004	1.2358	1.1802
May 2004	1.2274	1.1801

Risk Factors

        The key risks relating to our business and industry are included below. Additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

Risks Relating to Our Business

Buhrmann has material debt

        Buhrmann has indebtedness that is material in relation to its shareholders' equity. A substantial portion of Buhrmann's cash flow from operations is dedicated to the payment of principal and interest on Buhrmann's debt. Buhrmann's indebtedness could have important consequences, including that:

  •
  Buhrmann's ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired;

  •
  certain of Buhrmann's borrowings are and will continue to be at variable rates of interest, which exposes Buhrmann to the risk of increasing interest rates;

  •
  a substantial part of Buhrmann's assets has been pledged to secure Buhrmann's obligations under the Senior Credit Facility and in connection with its securitization program and will be unavailable to secure other debt;

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

Buhrmann is restricted by the terms of its debt

        The terms of such debt limit Buhrmann's flexibility in operating its business. In particular, these agreements limit Buhrmann's ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. The Senior Credit Facility also requires Buhrmann to meet certain financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. This may cause Buhrmann to renegotiate the terms of the Senior Credit Facility which may lead to an increase of interest expenses and may further restrict Buhrmann's ability to operate its business, including making acquisitions and paying dividends. In addition, if an event of default occurs, the lender under the Senior Credit Facility could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann's assets that secure the Senior Credit Facility. If there is a default under the Senior Credit Facility, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

        In addition, other funding instruments such as the Accounts Receivable Securitization Program, the High Yield Bond, the Subordinated Convertible Bond and the Preference Shares C have certain restrictions attached. Failure to comply with the restrictions of the Accounts Receivable Securitization Program or the High Yield Bond could result in a default under those agreements.

Buhrmann may not be able to manage its growth effectively

        Challenges which may result from organic growth as well as growth through acquisitions include Buhrmann's ability to:

  •
  improve the efficiency of growing operations;

  •
  manage efficiently the operations and employees of expanding businesses;

  •
  hire and retain enough qualified personnel to staff new or expanded operations;

  •
  maintain its existing customer base and the amount of sales to these customers;

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

Adverse developments in equity and bond markets may require Buhrmann to make additional contributions to its pension funds

        Buhrmann has a number of defined benefit plans which are maintained in separate trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. The funding levels are calculated based on certain assumptions, including expected return on plan assets. Declining returns on equity and bond markets may require Buhrmann to make additional contributions to these pension funds in order to meet the minimum funding levels which may adversely affect Buhrmann's business, financial condition and results of operations.

Buhrmann may be required to indemnify purchasers of the businesses that Buhrmann sold for pre-sale liabilities

        Buhrmann has divested various subsidiaries and divisions, some of which were substantial. In connection with these divestments, Buhrmann has agreed to indemnify the purchasers against various potential liabilities, such as liabilities related to legal and regulatory proceedings, environmental liabilities and liabilities related to taxes. Buhrmann has established reserves for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot assure that these reserves will in fact be sufficient to cover these potential liabilities. The lack of adequate reserves could have a material adverse effect on Buhrmann's business, financial condition and results of operations.

Buhrmann's exposure to exchange rate fluctuations may affect its reported results of operations and financial condition

        A significant portion of Buhrmann's subsidiaries conduct their activities in currencies other than the euro which is Buhrmann's reporting currency. The position in relation to the US dollar is in particular relevant. Excluding the Paper Merchanting Division which was sold in the course of 2003, approximately two-thirds of Buhrmann's revenues and more than two-thirds of Buhrmann's operating results. This results in foreign exchange translation exposure when results of these subsidiaries are translated into euro in Buhrmann's Consolidated Financial Statements. Under the Company's foreign exchange policy, translation risks in these subsidiaries are, in general, not hedged. This means that fluctuations in exchange rates may positively or negatively affect results of operations reported in euro. For example, net sales reported in euro for the total Buhrmann Group decreased by 19.0% in 2003 compared to 2002 whereas the decrease was 10.8% excluding the effect of fluctuations in exchange rates.

        Of Buhrmann's external long-term debt at December 31, 2003, 70% was denominated in US dollars and 30% in euro. Buhrmann finances its subsidiaries predominantly through internal debt denominated in local currencies. Exchange rate fluctuations may lead to currency translation adjustments which may have a direct negative impact on the Buhrmann Group's equity and may negatively affect net result reported in euro.

Inability to maintain and improve its information systems effectively could disrupt Buhrmann's business processes

        Buhrmann needs to maintain and consistently improve sophisticated information systems to grow its businesses and achieve operating efficiencies. If Buhrmann fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on Buhrmann's ability to perform administrative functions and process and distribute customer orders. This in turn would have an adverse impact on Buhrmann's results of operations. If Buhrmann fails to implement information technology improvements within the anticipated time frame, such failure could have a material adverse effect on Buhrmann's business, financial condition and results of operations.

If Buhrmann's contract with Heidelberg Druckmaschinen AG (Heidelberg) were to be terminated, or Heidelberg were to cease operations, Buhrmann could lose most of its Graphic Systems Division's revenues

        Buhrmann's Graphics Systems Division is the exclusive distributor of printing equipment manufactured by Heidelberg in a number of countries. The Graphic Systems Division derives most of its revenues from the sale of that equipment. The exclusive distribution agreement runs until June 30, 2008 but may be terminated earlier by either party for cause. If Heidelberg were to terminate the distribution agreement or cease operations (without a successor), Buhrmann's business, financial condition and results of operations could be adversely affected.

Our restructuring programs may not achieve expected benefits

        From time to time, Buhrmann implements restructuring programs, including reductions in the number of staff. Buhrmann expects that these programs will result in structural cost savings and will improve Buhrmann's operating results. However, this expectation involves a number of assumptions and uncertainties, and as a result, Buhrmann may not achieve the expected benefits. The savings expected from these programs are often significant and need to be realized on a timely basis. Buhrmann recorded reserves in 2002 and 2003 for these restructuring programs. Buhrmann cannot assure you that additional reserves for restructuring programs will not be required in the future as well. In addition, these restructuring programs absorb management time and can interrupt normal business operations.

Volatility of the market for the Ordinary Shares, High Yield Bond and Subordinated Convertible Bond

        The market price of Buhrmann's Ordinary Shares, High Yield Bond and Subordinated Convertible Bond could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of Buhrmann. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Buhrmann Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities market, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Risks Relating to Our Industry

The demand for Buhrmann's products and services relates to the number of white collar workers employed by Buhrmann's customers

        Buhrmann's Office Products business is concentrated in North America, Western Europe and Australia. The demand for Buhrmann's products and services, most notably in office products, relates to the number of white collar workers employed by Buhrmann's customers in these markets. An interruption of growth in these markets or a reduction of white collar workers employed by Buhrmann's customers may adversely affect Buhrmann's operating results. In addition, Buhrmann's customers may, on short term notice, postpone or reduce spending on Buhrmann's products and services per white collar worker. Customers may also, on short term notice, substitute certain of Buhrmann's products and services for its other—lower margin—products and services. Any such postponement, reduction or substitution may also adversely affect Buhrmann's business, financial condition and results of operations.

        For example, in the last few years, the U.S. and other western economies have been in a downturn. This has had an adverse impact on a number of our customers, resulting in some cases in cutbacks in their employment of white collar workers and the related cutbacks in expenditures for office supplies and other products and services that we sell to them. Any continuation of the general economic downturn, together with the negative effect this has on the number of white collar workers employed, may adversely affect Buhrmann's business, financial condition and results of operations.

Buhrmann could lose market share and profit margins due to increased competitive pressures

        Each of Buhrmann's divisions operates in a highly competitive market. Many of Buhrmann's competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann's competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Buhrmann's markets such as new Internet based businesses, may alter the competitive landscape to Buhrmann's disadvantage. If Buhrmann's competitors successfully exploit these advantages, they could force Buhrmann to lower its prices or may cause Buhrmann to sell fewer of its products, either of which could adversely affect Buhrmann's business, financial condition and results of operations.

Revenues in Buhrmann's Graphic Systems Division are cyclical

        A substantial part of the Graphic Systems Division's revenues derives from the sale of printing equipment which is regarded as a high-value investment good. The demand for this type of good depends to a large extent on developments in macro-economic circumstances and innovation of technology at the Division's main suppliers. As a result, the Graphic Systems Division experiences cyclicity in its revenues which could adversely affect Buhrmann's business, financial condition and results of operations.

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

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Company History

        Buhrmann was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken N.V. (KNP). In 1993 KNP merged with Buhrmann-Tetterode N.V. and VRG-Groep N.V., forming N.V. Koninklijke KNP BT (KNP BT). KNP BT was active in three main areas: paper manufacturing, packaging, and business services and distribution. In 1997 and early 1998, certain strategic decisions were made concerning the future of KNP BT. As a result in April 1997, the protective and flexible packaging activities of KNP BT were divested for EUR 454 million to Tenneco, Inc. and in December 1997, the paper manufacturing subsidiary, KNP LEYKAM, was sold to Sappi Ltd. (Sappi), a South African paper group. In consideration for the sale of KNP LEYKAM, KNP BT received EUR 335 million in the form of loan notes (sold immediately following the closing for EUR 307 million in cash) and 44.6 million shares in Sappi. Buhrmann sold these shares in two tranches; 31.5 million as part of a global offering by Sappi in November 1999 and in February 2001 the remaining 13.1 million. The remainder of KNP BT's packaging business was sold in June 1998 for EUR 1.4 billion to CVC and Cinven, two venture capital groups.

        In August 1998, KNP BT was renamed Buhrmann NV, which can be regarded as the continuation of KNP BT's business services and distribution activities.

        On October 28, 1999, Buhrmann acquired 100% of the outstanding capital stock of Corporate Express Inc., a global supplier of office and computer supplies, office furniture, imaging and computer graphic supplies and computer desktop software. The acquisition and the related refinancing costs amounted to approximately USD 2.9 billion, raised by means of the Senior Credit Facility in the amount of USD 1.9 billion, the issue of USD 350 million 12 1/4% Senior Subordinated Notes due 2009, the issue of Preference Shares C in the amount of USD 350 million and EUR 300 million newly issued Buhrmann Ordinary Shares.

        In the first half of 2000, Buhrmann divested its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an IT training business), which was no longer considered a core business.

        In April 2001, the office supplies division of Samas Groep N.V. (Samas) was acquired for EUR 321 million in cash and in May 2001 the North American office products business of U.S. Office Products Company (USOP) was acquired for USD 172 million in cash. The Samas and USOP acquisitions were financed partly by means of additional debt under the Senior Credit Facility and partly by means of an issue of Buhrmann Ordinary Shares in March 2001 which raised EUR 665 million, net of expenses. A precondition for approval by the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann's then existing Dutch office products subsidiary. This sale was effected in November 2001.

        In September 2001, Buhrmann listed American Depository Shares (ADSs), representing its Ordinary Shares, on the New York Stock Exchange. The ADSs are quoted under the symbol "BUH". The ADSs, evidenced by American Depositary Receipts (ADRs), each represent one Ordinary Share of Buhrmann NV Buhrmann's primary listing of Ordinary Shares remains at Euronext N.V. in Amsterdam, quoted under the symbol "BUHR".

        With effect from October 31, 2003, Buhrmann completed the sale of its Paper Merchanting Division to PaperlinX Limited, an Australian-based paper manufacturer. The Division was sold on a debt-free and cash-free basis for a base cash consideration of EUR 706 million. The sale resulted in a net consideration of EUR 637 million after deduction of estimated debt and cash and net asset value adjustments. The net consideration from the sale of the Paper Merchanting Division was used to reduce the Company's indebtedness by approximately EUR 600 million. The remainder was used to pay various costs related to the transaction.

        In December, 2003, Buhrmann completed the issuance of its EUR 115 million aggregate principal amount 2.0% Subordinated Convertible Bonds due 2010 and entered into a 7-year Senior Secured Credit Facility in the amount of up to EUR 730 million. The net proceeds from the issuance of the Subordinated Convertible Bonds and the new Senior Secured Credit Facility were used to reduce the Company's debt under the previous senior credit facility, which was entered into in 1999 when Corporate Express Inc. was acquired.

        The legal name of the Company is Buhrmann NV (Naamloze Vennootschap). It is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (the Netherlands). Buhrmann's Corporate Head Office is located at, and its registered office address is, Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. Our telephone number is +31 20 6511111. Our website is www.buhrmann.com (please note that the contents of our website are not incorporated into this Form 20-F or any registration statement filed with the SEC).

        Our agent in the United States for service of process in connection with our 12 1/4% Notes is CT Corporation, 111 Eighth Avenue, New York, NY 10011. The transfer agent, registrar and depositary for the ADSs is The Bank of New York, located at 101 Barclay Street, New York, NY 10286.

Business Overview

Introduction

        Buhrmann is an international business-to-business services and distribution group, supplying office products and graphic systems and related services for the business market. A combination of modern Internet technology and advanced logistic processes allows Buhrmann to distribute its products in an efficient way. Internet sales account for a growing proportion of the Company's total sales.

        We believe we are a market leader based on revenue, in the business-to-business market for office products in North America and Australia. We operate in these markets under the name Corporate Express. In Europe, we believe that Corporate Express is one of the market leaders, based on revenue. Furthermore, we believe that we are one of the largest independent distributors of graphic systems in Europe, based on revenue.

        Buhrmann generated sales in 2003 of EUR 5.8 billion, excluding the divested Paper Merchanting Division. At the end of 2003, Buhrmann had approximately 18,000 employees in 18 countries after the sale of the Paper Merchanting Division.

Office Products

        Buhrmann believes that it is one of the world leaders in the sale, distribution and service of office and computer products to the business market, based on revenue. Products of this type are ideally suited for Internet selling. The vast majority of the Company's customers have Internet access. Orders can be placed more easily, efficiently and accurately via the Internet than using traditional methods such as telephone or fax where there is a greater risk of incorrect data input. The costs are also lower as the process circumvents a number of administrative tasks. Customers place e-commerce orders by accessing a web site. Buhrmann arranges next-day on-site delivery. Due to the geographical spread of its activities, Buhrmann is able to offer a high level of service to companies operating on a worldwide basis.

Graphic Systems

        Buhrmann's graphic systems business is active in six European countries, supplying graphic machines, materials and related services to the graphic industry. Buhrmann is an agent for Heidelberg. In addition to the well-known Heidelberg presses, Buhrmann sells pre-press systems, cutting, folding and binding equipment and also supplies consumables, such as ink and spare parts.

        To complement its range of printing presses, Buhrmann also supplies high quality Heidelberg printers and copiers for the professional environment, in which the imprint is made using toner technology.

Business strategy

Increase sales by leveraging global service capabilities

        Buhrmann intends to increase sales through continued emphasis on service quality across all of its business segments. Buhrmann believes that, in its Office Products business segment, service quality (for example fill rates, lead time, delivery reliability and a high degree of customization of ordering processes through adaptive IT solutions) and the ability to provide a breadth of product offerings in a large number of markets are the key criteria that its customers consider when selecting preferred suppliers. Buhrmann believes that it will further strengthen its position as a preferred supplier to corporations in America, Europe and Australia, and to governments and semi-governmental entities in these regions, as these entities increasingly demand single-source suppliers for their global office product needs. Furthermore, Buhrmann is also stepping up efforts to reach out to small- and medium-sized office supplies customers who can benefit from a total supply solution. Buhrmann can help these customers fulfill their sourcing needs in addition to lowering their overall supply chain costs.

Consolidate market positions

        In our core Office Products business segment aimed at strategic and large accounts, we will continue to consolidate our prominent market positions, while increasing our global contract business through which we provide office products sourcing coverage for global customers who operate in our North American, European and Australian and New Zealand markets.

Extend product lines

        By further leveraging its distribution network through product range extensions including print (forms), promotional items, facility, break room and safety supplies, Buhrmann has expanded its product-line. We will continue to focus on broadening our product line in order to further increase growth in our existing business.

Extend our customer base

        We believe that in our major geographical markets the strategic and large-accounts market segment represents approximately 80% of our total sales. Small- and medium-sized companies account for the remainder of our total office product sales. We seek to increase sales to small- and medium-sized companies with a goal of increasing our overall customer base across different market segments and utilise more fully the capacity of our distribution infrastructure.

Expand private label

        Buhrmann has also successfully introduced private label product ranges, of which the "Corporate Express" brand name is the most important. The introduction of the private label range has positively impacted gross margins and operational profitability and it represents a profit growth opportunity which Buhrmann will continue to exploit.

Focus on improving operating margins

        Buhrmann has identified opportunities to improve the operating margins in each of its business segments. In the Office Products Divisions, Buhrmann will try to improve operating margins by (i) engaging in targeted marketing programs to increase sales of value-added products that carry higher margins, (ii) eliminating unprofitable product lines and (iii) centralizing or regionalizing certain administrative and operational functions. In the Graphic Systems Division, Buhrmann will continue to develop its services, supplies and spare parts (which we call the 3 S's) in order to reduce the effects of cyclicality of equipment sales on the operating margin of this Division.

Differentiation through eCommerce

        We believe that our investments in eCommerce and internal systems will continue to yield operational efficiencies and that this will continue to help us differentiate ourselves from competitors. Our office products platforms in North America, Europe and Australia provide customers with sophisticated business-to-business capabilities with a business-to-consumer ease of use that improve the customers' overall ability to fulfill and track orders as well as to reduce their supply chain expenses.

Industry Trends

Globalization/outsourcing

        Our customers are increasingly concentrating their purchase volumes of office products or related products, while the customers expect delivery and services rendered to multiple locations. In addition, customers concentrate on their key processes, while they outsource non-strategic tasks. We believe this trend has contributed to the formation of our global office products business.

Size and scale/consolidation

        In order to service our customers, extensive logistical, sales and information technology infrastructure is required. In addition, purchasing volumes determine largely how attractive products can be sourced. These factors underlie the economies of scale of our business model, hence the trend in our industry for the formation of larger entities in Office Products.

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

Seasonality

        The seasonality of sales in the Office Products business segment is limited as sales primarily relate to employees at work in the office. Therefore, sales in this segment are spread more or less in accordance with the effective working days in a quarter. Discretionary items such as software or furniture are typically negotiated at month or quarter ends. In the Graphic Systems business segment, historically, most printing presses are sold in the last quarter of the fiscal year.

DIVISIONAL OVERVIEW

        Buhrmann's business activities are organized into four divisions. These are the three Office Products Divisions of North America, Europe and Australia and the Graphic Systems Division. For reporting purposes, the Office Products Europe Division and Office Products Australia Division are combined. Therefore, both of them are addressed together in this section.

Office Products North America

        Key figures (in millions of euro, except number of employees)

	2003	2002	2001
Net sales	3,939	4,931	5,221
Operating Result	115	(273)	194
Number of employees at year-end	10,775	12,211	14,240

General

        We believe our Office Products North America Division is a market leader, based on revenue, in the business-to-business market for office products and related services in the United States and Canada. Its Office Products business operates under the name Corporate Express (Corporate Express North America). Corporate Express North America manages a dynamic assortment of about 50,000 items. Its product range encompasses office products, computer and imaging supplies, furniture, promotional marketing products, forms management services, and, increasingly in 2002 and 2003, facility, break room and safety supplies. Corporate Express North America has over 175 office product locations and approximately 1,400 dedicated delivery vehicles which helps provide customers with next business day delivery services and has approximately 11,000 employees, including approximately 2,500 sales and marketing representatives. The Division's head office is located in Broomfield, Colorado. The Office Products North America Division also includes the specialty business ASAP Software Inc. (ASAP).

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

Industry overview

        The office products industry consists primarily of companies that operate in one or more of three broad sales channels: the contract stationer (or contract distribution) channel, the direct marketing channel and the retail channel. Contract distributors typically serve medium and large-size business customers through the use of a product catalogue and a direct sales organization and typically stock certain products in distribution centers and deliver these products to customers on the next business day. The major contract stationers carry a significant proportion of their merchandise in-stock, relying only upon wholesaler intermediaries for inventory backup and increased product breadth, while smaller contract distributors carry a much smaller portion of their merchandise in stock. Direct marketers of office products typically target small business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, direct marketers rely almost exclusively on catalogues and other direct marketing programs, rather than direct sales forces, to sell their products, and generally use third parties to deliver products. Office product retailers typically serve smaller businesses, home offices and individual customers.

        The non-store business-to-business office product distribution industry in North America has been rapidly consolidating and undergoing other significant changes. As a result of this consolidation, the number of independent, mid-size office products contract distribution companies has declined significantly. Large companies (including Corporate Express North America) serving a broad range of customers have acquired many of these smaller businesses. As the office products industry continues to consolidate, Buhrmann believes that many of the remaining smaller office products distribution companies will be unable to compete effectively due, in part, to their inability to purchase products at favorable prices or provide all of the services customers require. Buhrmann expects that many of these independent businesses will be acquired by larger companies or will cease to operate. Medium- and large-size companies, the market segments in which Corporate Express North America operates, are increasingly opting to use a single national supplier. Central purchasing of office products (such as office supplies, computer supplies and office furniture) and services provides several advantages for customers. For example, a customer could take advantage of the economies of scale Corporate Express North America offers and achieve uniformity in its office products services and distribution company-wide while reducing its procurement process costs by dealing with one supplier and a uniform system.

Strategy

        In 2003, Corporate Express North America completed its restructuring program announced in December 2002. Increased efficiencies were realized by centralizing and right-sizing the operation. Back-office functions have been harmonized and were brought together to a large extent in one shared service centre. Since early 2003, an enterprise-wide information system has been fully deployed throughout the United States (except Alaska). Following the completion of this integration and restructuring Corporate Express North America will now be fully focused on driving growth in its existing businesses through a number of strategic initiatives.

        Corporate Express North America aims to consolidate its leading position in the strategic and large client segment which represents approximately 80% of sales. We believe the newly reorganized strategic sales organization should drive sales conversion, penetration and retention across product lines with large and strategic accounts. Additionally, Corporate Express North America will focus on growing sales in the small- and medium-sized enterprise market segment. The new approach will use database marketing techniques as part of an integrated sales effort utilizing direct sales, telemarketing sales, direct mail, email and other communication tools to optimise customer contacts.

        In addition, we aim to leverage our strong core distribution channel to extend Corporate Express North America's product range, with a particular focus on the facilities, break room and safety supplies market which we believe is significant in size.

        Corporate Express North America is also pursuing various global sourcing initiatives including forming partnerships with key suppliers on a global basis in order to maximize purchasing power and expanding the private brands, which should increase sourcing potential, brand awareness and customer loyalty while contribute to improving margins.

        Buhrmann has also become a significant provider of desktop software to organizations through its subsidiary ASAP. Together with its partners, ASAP helps its clients purchase, manage and deploy software solutions and volume licensing programmes. ASAP plans to expand by gaining market share in the segment of small- and medium-sized organizations and by penetrating new geographic markets, mostly in Europe. It will further enhance its strong technological position by integrating its systems into a single worldwide application, introducing an enhanced eBusiness capability into new markets, and expanding the scope of its offering of management tools for monitoring software installation, utilization and licensing.

Product offerings

        Corporate Express North America offers its customers a full range of office products, including:

  •
  traditional consumable office supplies such as pencils, pens, paper clips, paper and writing pads;

  •
  consumable computer products including toner and inkjet cartridges, magnetic media products, CDs, and diskettes;

  •
  office furniture such as desks, filing cabinets and chairs;

  •
  desktop software products such as well known operating systems and applications as well as anti-virus applications and CD label printing software;

  •
  digital printing equipment and services, including copiers;

  •
  print and forms management services such as business cards, general business forms, labels and direct mail;

  •
  customized corporate gifts and promotional items such as caps and mugs;

  •
  facility equipment and supplies such as paper towels, liquid soap and dusters;

  •
  break room supplies, including coffee, plastic cups and chewing gum; and

  •
  safety equipment and supplies, for example padlocks and fire extinguishers.

Sales and marketing

        The marketing strategy is designed to increase the customer base of medium and large-sized businesses and institutions by flexibly and responsively demonstrating to customers and potential customers that the total overall cost of managing their office products needs can be reduced by focusing on process alignment. Corporate Express North America works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized, sophisticated e-commerce procurement solutions.

        Corporate Express North America markets its products and services to customers using a centrally produced catalogue of its products and services. A large part of the products offered in these full-line catalogues are kept in stock at the distribution centers. Additionally, Corporate Express North America is linked electronically to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and the inventory levels of the customer can be managed better. In addition to the full-line catalogue, Corporate Express North America produces a substantial number of customized and promotional catalogues. Customers can also place orders through the Internet using E-Way, Corporate Express North America's full-line Internet ordering system.

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

        Account managers are assigned a list of prospective customers for whom the account manager takes responsibility in directing all marketing efforts. Additional responsibilities of the account managers include designing and implementing customized merchandise and service packages for each of their accounts as well as responding to all special service requests. A company-wide network of personnel and resources supports all account managers, including information technology resources. The local sales force is generally commission-based and is organized within each of the major customer segments with specialists in each of the product categories. In order to maximize the productivity as well as the product and service knowledge of the sales force, Corporate Express North America is focusing on expanding its national account customer base to increase the cross-selling opportunities among its various product lines and gaining share in the mid and small markets by structuring the sales force to reflect customer segmentation.

Logistics and Purchasing

        Corporate Express North America receives approximately 50% of its office products orders through Electronic Data Interchange (EDI) systems and through E-Way, its electronic commerce ordering and fulfillment system, and the remaining amount of its orders by telephone, fax, mail-in purchase order and other traditional methods. After an order has been placed, picking documents are created for those items in stock and routed to the appropriate distribution center for order fulfillment. At the same time, the EDI systems transmit those portions of the orders not in stock to the vendors and wholesalers. Corporate Express North America is able to acquire many items unavailable in their own inventory on the same day and to combine such items with the in-stock items to yield a first time fill rate in the United States exceeding 99%.

        The Division's larger distribution centers typically have in stock over 10,000 Stock Keeping Units (SKUs) of office supplies. The most popular items are contained in Corporate Express North America's catalogue available in both printed and electronic versions, providing a comprehensive selection of more than 13,000 items in the core categories of office and computer supplies. Corporate Express North America offers brands such as 3M, Microsoft and Hewlett-Packard, as well as its own "Corporate Express" private label. A large majority of these items are maintained in inventory in the distribution centers. Corporate Express North America also has access, through EDI and other supplier ordering systems, to about 50,000 additional SKUs of office supplies, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling it to provide its customers with immediate access to a broad range of products, including those not stocked at its facilities. Corporate Express North America provides a wide variety of customized value added services, such as customer specific electronic catalogues, which are designed to reduce the customer's total overall cost of managing its office products needs.

        Most of the distribution centers use bar coding, radio frequency and scanning technology to ensure accuracy and efficiency. After an order is picked and packed, conveyors and overhead scanning systems are utilized to route and manifest outgoing customers' deliveries. Significant detailed reporting is available to optimize warehouse productivity, inventory turns, SKU selection and to evaluate vendor performance.

        The distribution centers generally have a logistical reach of up to approximately four to five hours by truck in any direction and a combination of owned vehicles and third-party delivery services are used to deliver office products. Corporate Express North America typically operates from a single regional distribution center that generally supports multiple distribution breakpoints and satellite sales offices. Generally, items stocked in these regional office products' distribution centers consist of the most commonly ordered items for which customers demand next day delivery.

        Corporate Express North America intends to continue to invest in enhanced warehouse and distribution technology in order to improve customer service capabilities. Technologies such as "pick-to-voice" (automated voice picking technology) in its distribution centers increase the group's ability to assemble multi-line orders accurately and efficiently. Another example is "RoadNet" for its vehicles, which directs deliveries in the timeliest manner. During 2002, two new technologically advanced distribution centers went on line in two of Corporate Express North America's biggest market areas-the New York and Los Angeles metropolitan areas. In 2003, another state-of-the-art distribution center was opened in Baltimore serving the Baltimore/Washington DC metropolitan area.

        Corporate Express North America purchases a large majority of the products in volume directly from manufacturers or major office products wholesalers, who deliver the merchandise to each of the distribution centers.

        To maximize its purchasing capabilities, Buhrmann's purchasing strategy has been to establish preferred relations with certain suppliers with whom it can capitalize on purchasing economies. This "preferred supplier" strategy creates advantageous pricing relationships and has led to competition among suppliers for inclusion in this group. To further maximize its purchasing power, Corporate Express North America has been consolidating, and will continue to consolidate, its purchases from key suppliers to increase its importance to those suppliers, including the sourcing of the office products sold under the private brand names of which "Corporate Express" is the most important. Additionally, Corporate Express North America has utilized, and will continue to utilize, the ability to further consolidate sourcing by combining with the European and Australian Office Products Divisions as part of the purchasing strategy.

Competition

        Corporate Express operates in North America in a highly competitive environment. The primary competitive factors in the US office products distribution industry are service, ability to customize supply chain efficiency and product offerings including price. The North American office products industry is estimated to be USD 100 to USD 120 billion, including retail.

        The principal competitors, varying in the different regions, are national office products distributors, traditional contract stationers, direct mail order companies, retail office products superstores and stationery stores. The target market is medium and large-sized businesses and other institutions. Buhrmann believes that existing customers and potential customers in this market prefer to deal with large value-added office products distributors, which can provide the lowest total overall cost of managing their office products needs, high levels of service, convenience and rapid delivery.

        The largest competitors are Boise Office Solutions, part of Boise Cascade Office Products Corporation, and the Business Services Divisions of Office Depot Inc. and Staples, Inc. These businesses, and many smaller office products distributors and other businesses penetrating the office products market, compete for and sell office products to many of the same kind of customers as Corporate Express. Buhrmann believes that Corporate Express competes favorably with these companies on the basis of its customized and value-added services and the breadth of its product offerings.

        On the other hand some of our main competitors have greater financial resources than Buhrmann and, particularly in the case of the retail office product superstores in the United States, significant name recognition.

Information technology

        Corporate Express North America currently employs automated order entry, EDI, reporting and other information technology systems designed to decrease response times and error rates and improve customer service, and has several operating systems to enhance its operations. E-Way is the Internet on-line catalogue ordering system, which generates an increasing amount of fully automated orders thus reducing costs for both the customers and Corporate Express.

        This system is linked to the general order entry system, called ISIS. Key features of the ISIS system include the use of three-tier client server architecture that allows customers and suppliers to better communicate with Corporate Express, object oriented design techniques, and a relational database designed to handle customer inquiry, data warehouse, and management information applications.

        Through the implementation of these enhanced systems, Buhrmann plans to make the products and services available to a broader range of customers and to further personalize customer services and account information while lowering the customer's overall procurement cost.

        Corporate Express North America also provides the customers with billing and usage information in hard copy, magnetic tape, cartridge or diskette media, in each case designed to a particular customer's specifications. Customized cost center billing allows a customer with this assistance to analyze and rationalize its ordering and usage of office supplies and to use such information for budgeting purposes.

        The information initiatives and administrative programs, together with the increased sales and purchasing power, are designed to decrease operating costs as a percentage of sales and increase operating profitability.

Office Products Europe and Australia

        Key figures (in millions of euro, except number of employees)

	2003	2002	2001
Net sales	1,479	1,540	1,496
Operating result	(23)	(75)	40
Number of employees at year-end	5,873	6,023	6,228

General

        The Office Products Europe Division, operating under the name Corporate Express (Corporate Express Europe), is a supplier and service provider of office supplies: stationery, office papers, IT consumables, office furniture, presentation equipment, document printing equipment (including copiers, fax machines and printers), promotional products, telecommunications and facility management. Corporate Express Europe operates from 134 locations in Austria, Belgium, Germany, France, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Sweden and the United Kingdom, and employs approximately 3,900 employees. In addition, Corporate Express Europe has partnerships in Norway, Finland, Switzerland, Denmark and Spain.

        Also operating under the name of Corporate Express is the Australian Office Products Division (Corporate Express Australia), covering both Australia and New Zealand. We believe that Corporate Express Australia is one of the largest providers of office products and related services in the region, based on revenue. Corporate Express Australia employs approximately 1,900 staff and services customers from 49 sales and distribution facilities located throughout Australia and New Zealand.

Industry overview

        The office products business in most major international markets is following similar trends to those seen in the United States in recent years. The industry in Europe is fragmented and is being consolidated by major office product distributors, including Corporate Express. As in the United States, large contract stationers are establishing customer relationships with medium and large corporations that are seeking to lower the cost of procurement for consumable office supplies. In the case of smaller customers, the direct marketing segment is developing in global markets, especially in Europe. The retail superstore concept in the United States is not as widely accepted in the other international markets, due to the high cost of real estate in major global markets and strong ties between small end-users and traditional small retail dealers. There is growing interest, particularly in European markets, in multinational relationships between large global corporations and the major contract stationers with international operations, such as Corporate Express. Increasingly, medium- and large-sized companies, the market segment in which Corporate Express Europe operates, are opting to use a single pan-European supplier. There are several advantages for customers which use central purchasing of office supplies, office furniture, machines and services. For example, a customer could take advantage of the economies of scale offered by Corporate Express Europe and achieve uniformity in its office products services and distribution company-wide while reducing procurement process costs by dealing with one supplier and system.

Strategy

        Corporate Express Europe continues to harmonize its European business and operations and to integrate its international account management in order to strengthen its position as a full-service distributor of office products and related services to businesses and institutions in Europe. In 2003, Corporate Express Europe focused on cost savings and right-sizing the organization. Headcount was reduced and Corporate Express Europe continued to strengthen management and sales.

        Corporate Express Europe will continue to focus on growth of its existing business. We believe Corporate Express Europe can leverage its strong infrastructure and IT systems to enable it to offer its customers a superior office products procurement solution through a single source. We believe significant opportunities exist to allow Corporate Express Europe to gain market share in every national market in its current large-account customer base and the small- and medium-sized markets.

        Certain European functions, like purchasing, international account management, international product management and eCommerce management, will be centralized on a European level.

        Corporate Express Australia's growth strategy focuses on being the single-source provider of choice via expanding its product range and geographic coverage through continued acquisitions, to gain a larger share of its existing customers' business. In addition, Corporate Express Australia will increasingly aim to expand its customer base by focusing on the small- and medium-sized enterprise market segments.

Product Offerings

        Corporate Express Europe offers its customers a full range of office products including office supplies (such as computer supplies, stationery and office paper), office furniture, copiers and office equipment. It also offers services relating to advertising specialty and promotional products and business (printing and distribution) forms. Corporate Express Europe increasingly acts as a single source supplier with print-forms, janitorial and catering products. Corporate Express Europe has approximately 5,000 to 6,000 SKUs of office supplies contained in its separate European country catalogues. It also has access, through its EDI and other ordering systems, to thousands of additional SKUs of office supplies, computer supplies and catalogue furniture from wholesalers and other suppliers, enabling Corporate Express Europe to provide its customers with immediate access to an increasing range of products. Corporate Express Europe has a strong private brand, "Corporate Express", which accounts for approximately 30% of its office supplies sales. Corporate Express Europe will seek to increase the percentage of office supplies sales attributable to the "Corporate Express" brand, through leveraging existing distribution networks, to a level of 50% over the next years.

        The Australian and New Zealand businesses also offer customers a comprehensive range of office supplies including computer supplies, stationery, IT products, office furniture, print and forms management and promotional products. The private brand, "EXP" available throughout Australia and

New Zealand, provides customers with high quality, cost saving product alternatives. The EXP private brand program continues to expand, developing the brand as an alternative to the higher cost original products.

Sales and marketing

        Products are marketed through a dedicated sales force in each national market which focuses on medium to large-size accounts using catalogues of the product and service offerings. Buhrmann works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogues and electronic ordering and information systems. Buhrmann intends to make greater use of direct marketing, through eCommerce and telephone sales to small customers in an effort to reduce costs and to grow sales.

        Corporate Express Europe markets its products and services to customers through a local dedicated sales force using a separate full-color catalogue of its product and service offerings in each country. Corporate Express runs a European catalogue which contains a range of approximately 2,700 common articles to all the markets plus 2,000 to 3,000 additional products, which are specific for the local markets. The catalogue is also available in Corporate Express' eCommerce Internet tool as well as on CD-ROM. Corporate Express Europe developed a new catalogue that is increasingly being used by its international customers throughout Europe. It believes that the new catalogue will be helpful to its international customers, in that the customers will have a uniform catalogue of items available for immediate delivery to any of the customers' European locations. The catalogue will also enhance the image and presence of Corporate Express as an international player in the European office products industry.

        Corporate Express Europe employs a "differentiated sales approach" whereby it tailors its sales approach to the type of customer Corporate Express is targeting. For example, an international account management approach is frequently used for large, national companies, while direct marketing is more appropriate for small office and home office operations. Corporate Express Europe keeps most of the office products it offers in its catalogues in stock at its distribution centers. Additionally, Corporate Express maintains electronic links to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and it can better manage its inventory levels. In addition to Corporate Express' main catalogues, Corporate Express Europe produces a substantial number of customized and promotional catalogues. Together, Corporate Express Europe's local sales force and catalogues are key elements of its marketing strategy.

        Leveraging its broad geographic infrastructure, linked via one computer system, Corporate Express Australia is able to offer customers with outlets located throughout Australia, a common national service. A specialist national accounts team, offering a high level of service, manages these national customers. Corporate Express Australia is also employing new sales channels such as telemarketing and direct mail to reach customers efficiently.

Logistics and Purchasing

        Corporate Express Europe receives orders through EDI, as well as by traditional telephone, fax and PC-based ordering tools. Orders are routed to the warehouse to be picked up. Corporate Express Europe achieves an average first order fill ratio of over 95%. The distribution centers use different technologies for picking up orders and delivery. Corporate Express Europe has decided to change or replace methods and systems for those distribution centers that have become obsolete or inefficient operations or for which the capacity must be extended in order to serve more customers. It has built new distribution centers in the Netherlands and the United Kingdom to replace regional distribution centers.

        The new distribution centers use conveyor belts, automatic bar code scanning, (pallet) flow racks, wave-based order picking, weight checks and case calculation, all with the objective of achieving high quality and efficiency. Corporate Express Europe has introduced a new warehouse management system that should improve the operational control of all the pick and pack activities as well as all resource management activities. Corporate Express Europe uses different transportation options, such as delivery by truck and parcel services. The transportation method chosen depends on the size of the order and the location of the customer. Corporate Express Europe both owns delivery trucks and contracts deliveries out to third parties.

        Corporate Express Europe purchases most of its products in high volume, directly from manufacturers who deliver the merchandise to distribution centers. Corporate Express' goal has been to establish strong relationships with a limited number of suppliers with a view to achieving both lower prices and lower inventory levels as a result of the suppliers' willingness to provide prompt delivery out of their inventory. Corporate Express Europe has accomplished this by entering into agreements to purchase large quantities from certain suppliers on a centralized basis. It is then able to negotiate favorable discounts and rebates that apply to purchases by all of Corporate Express' branches. This strategy has led to competition among certain suppliers to be chosen as one of its suppliers. As a result, Corporate Express Europe will consider further consolidating its purchases from key suppliers to increase its importance to those suppliers, thereby increasing its bargaining power with its largest suppliers.

        Certain of Corporate Express Europe's suppliers are linked through EDI with its on-line order entry system. If products ordered through the Corporate Express' on-line order entry system are not in stock, Corporate Express purchases such products automatically through EDI from such suppliers. The suppliers deliver these products to Corporate Express' warehouses in time for next-day delivery to the customer.

        Corporate Express Australia has achieved a rationalization in supply partners in Australia and New Zealand. That rationalization has resulted in increased trading with a consolidated group of major suppliers. It also increases the level of service available to customers while reducing costs through efficiency in the supply chain and elimination of duplicative processess.

Competition

        Corporate Express Europe operates in a highly competitive environment. The two most significant competitive factors in the office products distribution industry in Europe are service (including, in particular, delivery speed and reliability) and price. A new element in the competitive environment is the power of eCommerce. Having a wide variety of product offerings can also give a company in the industry a certain competitive advantage. Product quality is less significant than in many other industries, due to the perceived uniformity of products.

        The office products industry in Europe is highly fragmented, with no single company accounting for more than 10% of the total European market. Corporate Express Europe offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products. Corporate Express Europe's competitors include national office products distributors, traditional contract stationers, direct mail order companies, e-tailers and portals and, to a lesser extent, office products superstores and stationery stores. Its principal competitors include Lyreco and Guilbert/Office Depot. In addition, Corporate Express Europe faces increasing competition from direct marketing companies such as Viking.

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

        We believe that Corporate Express Australia is the market leader in the office products market in Australia and is placed second in this respect in New Zealand, based on revenue. Corporate Express Australia has demonstrated an ability to maintain these leading market positions in the past five years.

Information technology

        The office products industry is witnessing strong growth in the number of orders placed on-line. The option of placing orders on-line, supplements the other common methods of placing orders such as by telephone, fax and PC-based remote order entry. Corporate Express Europe currently uses a variety of national electronic retail price systems for sales, order entry and warehouse management applications as a result of the different systems used by the numerous businesses it acquired over the last few years.

        In 2003, Corporate Express Europe started to replace "SyntraNet" with the new generation "ExpressNet", which allows for the on-line placement of orders. ExpressNet is being enhanced and in 2004 four packages will be launched which will offer varying levels of features and integration solutions tailored to each market segment:

  •
  ExpressConnect® for strategic and large accounts, a software solution that interfaces with customer systems, delivering 100% data integration;

  •
  ExpressProcure® for large organizations, an eProcurement service that offers on-line supply chain management tools;

  •
  ExpressDirect®, an open web shop for small businesses.

        A newly introduced catalogue database management system enables Corporate Express Europe to produce catalogues in a flexible and efficient manner. In particular, Corporate Express Europe expects to be able to produce customer-specific catalogues that can be printed at the customers' premises by sales staff using their laptop computers.

        Corporate Express Australia introduced its third generation Internet ordering site, NetXpress.biz, which enables customers to customize their web site so it looks like their own internal system. Sales via the Internet represented 56% of Corporate Express Australia's total lines ordered at the end of 2003, up from 53% in 2002, and continues to provide an excellent cost saving alternative to traditional paper-based processes. Customers using the Internet are able to increase expenditure control via user log-in and tailored product selection. They are also able to speed up their ordering process by viewing stock availability and pricing.

Graphic Systems

        Key figures (in millions of euro, except number of employees)

	2003	2002	2001
Net sales	369	489	565
Operating result	(13)	23	38
Number of employees at year-end	1,114	1,139	1,176

General

        Buhrmann's Graphic Systems Division supplies graphic consumables, equipment (pre-press systems, printing presses, folding, cutting and binding machines) and provides service and maintenance for the graphic industry in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain.

        The Graphic Systems Division is an agent for Heidelberg, the largest manufacturer of printing equipment in the world. The Division has been a preferred Heidelberg distributor in the countries mentioned above for over 75 years and currently operates under a distribution contract which took effect as of July 1, 2003. The distribution contract runs for five years and has a termination period of 18 months. The distribution contract was filed as Exhibit 4.4 to Buhrmann's annual report on Form 20-F dated June 27, 2003 and is incorporated by reference to this annual report on Form 20-F.

        The Division offers its customers a full range of Heidelberg offset printing presses, both sheetfed and webfed, together with digital pre-press (scanner equipment, computer-to-film and computer to-plate equipment) as well as finishing systems. It also sells products manufactured by Polar BASF, Kodak, and Polychrome Graphics. Heidelberg products currently account for approximately 70% of the Division's sales.

        The Division maintains and services an installed machine base that is valued at approximately EUR 5.6 billion and holds over 40,000 stock items in six spare parts warehouses in Europe. The Division offers some 4,000 different consumables ranging from offset plates to printing inks.

        The emergence of new technologies has led to more streamlined and simplified printing processes. The application of these new technologies allows information to be transferred directly from the computer to the print-plate and via the printer to the finishing equipment where the cutting, folding and binding takes place.

        The Graphic Systems Division experiences more cyclicality in its results than Buhrmann's other Divisions because a substantial part of its sales consists of capital goods with dominant market shares, such as printing presses, and thus is more directly susceptible to changes in the general economic climate. However, the increasing non-cyclical income derived from service, supplies and spare parts enhance the Division's resilience throughout the economic cycle.

Industry overview

        The market for graphic systems is comprised of three basic categories: (i) sales of printing systems hardware, (ii) service contracts, and (iii) sale of consumables. Approximately 60% of the industry's sales are attributable to hardware, and approximately 40% of sales result from providing spare parts, supplies and services.

        Offset printing accounts for a significant portion of the market and has grown at a steady rate of 2 to 3% per annum over the last decade, although sales have shown significant cyclicality depending on the economic environment and technological changes. A good portion of the existing population of printing presses need to be replaced or adapted to directly receive digitized information. Since there are lead times between ordering and installing the equipment, an economic upswing does not immediately correlate with sales for the Division.

        Also, the major trade show for the graphic arts industry (DRUPA) is held only once every four years. This event usually results in slightly increased sales of printing equipment in the year of the DRUPA because new technology is showcased or expected to be shown at this trade show. The most recent DRUPA was held in May 2004.

        The majority of printhouses in Europe are small companies employing no more than 20 people. By tradition, printers handle all the steps of the printing process (pre-press, printing, assembling and mailing) under one roof. Few printers specialize, for example, as a service bureau (essentially for pre-press), as a bindery or as a print center (handling low-quality and short-run print).

Strategy

        The Division is concentrating on the distribution and service of graphic equipment in six European countries. Its underlying strategic goal is to remain Heidelberg's preferred distribution channel to the graphic arts market in Europe.

        In addition, the Division will continue to focus on its service, supplies and spare parts businesses. The income from service, supplies and spare parts has increased as a percentage of net sales over the last few years and accounts for approximately 40% of the Division's sales in 2003, compared to approximately 30% in 2002. This focus has made the Division less dependent than it has been previously on the distribution of capital goods, as a result of which the Division expects its operating results to be less vulnerable to downturns in the economy than they were in the past.

Sales and marketing

        The Division's marketing strategy focuses on the selling and servicing of total solution printing systems. This includes its training, support programs and extended knowledge of print processes. In addition, the customer relationships that the Division has maintained over the years are particularly important in marketing investment goods such as printing systems.

        The Division's customer base is comprised of print shops and related specialized service bureaus. The sales cycle of printing equipment is lengthy and can spread over several years. Sales are generated through the sales force. Customer dedicated sales managers receive commissions on sales, providing an incentive for meeting sales targets.

Logistics and Purchasing

        The Graphic Systems Division has six main logistics centers which are located in Amsterdam, Athens, Barcelona, Brussels, Milan and Rome. These centers stock spare parts, graphic consumables and smaller equipment. Shipping is mainly through third-party delivery services. Large printing presses are shipped directly from Heidelberg to the Division's customers.

        The Division purchases all of its products directly from Heidelberg and other manufacturers and is the distributor for Heidelberg in the six European markets in which its operates. Annual purchasing volumes are agreed upon with vendors and updated monthly. Delivery lead-time (time between purchase and delivery to the customer) for large presses can be up to six months and occasionally even more when new technology is introduced such as at the DRUPA. The Division requires a down payment from the customer prior to purchasing the printing press.

Competition

        Competition in this market is primarily driven by product quality, pricing, service and sales coverage. The Division believes it has a strong advantage as to service and sales coverage over its competitors.

        Buhrmann's Graphic Systems Division has participated in the graphic arts markets for more than 75 years and has achieved a high market penetration in such markets. Graphic equipment sold by the Division can be found in print shops throughout the markets in which it operates. Good customer database management and complex printing process knowledge combined with high quality service and equipment provide entrance barriers in these markets.

        The consumables market (film, plates and ink) is more fragmented and characterized by many small orders which need to be delivered on very short notice.

Information technology

        Printing systems have become increasingly complex due to built-in functionalities and integrated expert guidance is needed to understand the benefits of one equipment offering versus another. The Graphic Systems Division employs sophisticated simulation tools to allow the customers to select the investment and machine configurations appropriate for them.

        Each operating company has an Internet website that is linked to the worldwide Buhrmann and Heidelberg networks. An in-house eCommerce platform has been developed. Besides supplies, also the services and spare parts business will be migrated to the new eCommerce platform which enables lower-cost sales growth and greater efficiency in ordering, servicing and distribution.

RISK CONTROL

        Buhrmann has a Management Charter in place that describes most of the responsibilities and authority levels for the divisional and operational managers, covering most aspects of our risk control. It also includes our Business Principles and Code of Ethics. Various aspects of the Management Charter are further defined in a set of mandatory policies, manuals and (best practice) guidelines. These include specific authorizations for capital expenditure, acquisitions and divestments, restructuring and remuneration issues. Adherence is being monitored at various levels in the organization.

        Buhrmann uses a comprehensive management reporting system to monitor the Company's performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using an economic-value-creation-based concept. Reporting and analysis of actual results take place on a monthly basis and covers not only results, but also balance sheet and cash flow information.

        The management of risks associated with business activities, and compliance with local legislation and regulations are the responsibility of local operational management. A system of authority limits for divisional and local operational management has been established. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system also triggers a flow of information to senior management of Buhrmann. In respect of corporate matters, a structure of attaching responsibility to specific functions in combination with the requirement of obtaining authorization is in place.

        In the context of the corporate governance developments around internal control (Sarbanes-Oxley Act of 2002 in the United States and the Code on Corporate Governance in the Netherlands) an extensive review of the design, documentation and functioning of critical control processes is being carried out. This has resulted in enhanced requirements on the level of internal control. Also, every quarter, operational management is required to confirm by means of a letter-of-representation that compliance is maintained to internal control, representation and disclosure requirements. In order to support the Executive Board (and specifically the CEO and the CFO in the context of the certification requirements under the Sarbanes-Oxley Act) in matters related to disclosure controls and procedures a, Disclosure Committee has been installed. The main purpose of the Disclosure Committee is to ensure that all disclosures made by Buhrmann are accurate, complete, timely, and fairly present the financial condition and the results of operations in all material respects.

        The adequacy of the design and proper functioning of these and other internal control systems of the operations are periodically investigated by our internal audit department who reports its findings to Division management and the Executive Board. Although the internal audit department functions directly under the responsibility of the Executive Board, the head of internal audit discusses at least annually the control status of the operations with the Audit Committee. The external auditor has full access to these reports and meetings.

        The external auditor reports on findings on internal control as part of the audit of the Consolidated Financial Statements. These reports are discussed at the appropriate levels in the organization. The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report, a final reporting takes place to the Executive Board and Supervisory Board jointly.

        Operational and financial risks and the effectiveness of our internal control systems are evaluated by the Executive Board on an on-going basis. Regularly, business reviews are carried out by senior management and the Executive Board. The Audit Committee regularly reviews Buhrmann's adherence to our financial policies, the quality of the financial reporting, the effectiveness of our internal control systems and the way in which the Executive Board is managing and monitoring financial risks. However, in designing and evaluating the risk control framework, it is recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective. In this connection management necessarily is required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures. Our framework for risk control continues to be evaluated and adjusted taking into account developments in our business as well as the external environment.

Environmental Overview

        In general, we believe that we have relatively little impact on the environment, given the fact that we are not a manufacturer. Despite the fact that we are considered to be active in a low impact industry, we do provide environmental information upon request where relevant data is available. For example, in this past year we have responded to questionnaires from various research firms, banks, investment advisers, fund managers, governments, and non-governmental organizations as well as numerous requests from customers.

        Our guiding principle is to conduct business activities in a responsible manner that meets or exceeds all recognized standards for environmental issues. As such, we are implementing policies and practices to help better manage the environmental impacts of our products, services and supporting activities. In general we therefore adhere to the following principles:

  •
  ensure environmentally appropriate sourcing of the products we sell;

  •
  determine measurable objectives that promote continuous improvement toward pollution prevention;

  •
  conduct effective communication and training to maintain environmental protection;

  •
  communicate to employees and subcontractors that environmental protection is a condition of employment;

  •
  integrate environmental considerations, including identifying and controlling risks, into business decisions, plans and operations, and

  •
  comply with all applicable legislation, regulations and relevant industry standards.

        We are active in environmental associations and place great emphasis on offering environmental friendly products to customers. For example, in 2003 Corporate Express North America participated in an industry-wide initiative, the Environmental Responsibility Task Force, to define industry environmental procurement standards under the auspices of the School, Home, and Office Products Association. Corporate Express Europe is represented in The Environmental Standard for Office Supplies Association. This industry association promotes a proactive environmental sustainability policy throughout the entire sector, by providing clear, uniform, and standardized environmental information on a product level for all office products.

        Corporate Express North America has worked extensively with suppliers since 1991 to offer its customers a comprehensive line of EarthSaver(r) products. In catalogues, this symbol identifies products that contain recycled materials. Today approximately 2,700 products containing recycled materials are available through our sourcebook, representing over 20% of our catalogue product offering.

        One of our most successful customer initiatives is in toner and inkjet printer cartridge collection. Corporate Express North America conducts toner refill and disposal programs for numerous contract clients. In 2003, Corporate Express North America encouraged customers to recycle over 225,000 inkjet cartridges. Internally, environmental policies reduce energy use in our own office space, the materials we use for our promotional activities, and our employees are encouraged to adopt positive environmental practices in all of their everyday tasks. In our warehouses, software automatically selects the optimal size box or bag for every product shipment in order to eliminate waste. Whenever possible, factory cartons are used for full case shipments. Bags are composed of 35% recycled materials and envelopes are used for small items. Use of bags in the shipping process increased in 2003 and we continue to emphasize using fewer corrugated boxes and more bags in field operations.

ORGANIZATION

        Buhrmann NV is the ultimate parent company over the subsidiary companies which conduct their business on a worldwide basis. All significant subsidiaries are wholly owned, except for our Australian and New Zealand subsidiaries (Corporate Express Australia Ltd and Corporate Express New Zealand Ltd), in which Buhrmann owns a 52% interest. A list of significant subsidiaries is included as exhibit 8.1.

PROPERTY, PLANT AND EQUIPMENT

        We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States and Europe for use in the ordinary course of business, which includes numerous sales offices, distribution centers and warehouses. Land and buildings had a book value of EUR 107 million at December 31, 2003. Many of our leases contain options to renew and/or purchase the property. We do not own or lease any physical property which is considered material to us as a whole.

        We periodically reassess the adequacy of our facilities and acquire or lease new properties as is necessary to provide adequate facilities for our business. We believe that our facilities are adequate for our current level of business. We are considering closing and selling or subleasing certain of our existing facilities as part of the rationalization process.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The information in this section should be read in conjunction with, and is qualified by reference to, our Consolidated Financial Statements and the Notes thereto included elsewhere in this annual report. This discussion contains forward-looking statements. Our actual results may differ materially from those contemplated in the forward-looking statements. Forward looking statements involve a number of risks, uncertainties and assumptions, and include trend information and other factors that could cause actual results to differ materially, including, but not limited to those set forth under the section entitled "Item 3—Risk Factors."

General

        The following discussion and analysis of our results of operations and financial condition, which should be read together with our Consolidated Financial Statements and the Notes thereto appearing elsewhere in this document, is organized as follows:

  •
  Overview. This section provides a brief summary of Buhrmann's results of operations with respect to certain key operating performance measures for the years ended December 31, 2003, 2002 and 2001.

  •
  Use of Non-GAAP Financial Measures. This section discusses the presentation and use by the Company of certain non-GAAP financial measures in this annual report and provides an explanation of why we believe each of these non-GAAP financial measures provides useful information regarding the Company's financial condition and results of operations.

  •
  Critical Accounting Policies. This section provides a discussion of certain accounting estimates and assumptions involved in the application of Dutch GAAP and US GAAP that may have a material impact on our reported financial condition and operating performance, and on the comparability of this information over different periods.

  •
  Major Events and Acquisitions and Divestments. These sections provide a brief description of major events and significant acquisitions or divestments that may impact the comparability of the results of operations being analyzed.

  •
  Results of Operations. This section provides an analysis of Buhrmann's results of operations for the year ended December 31, 2003 as compared to the year ended December 31, 2002 and an analysis of results of operations for the year ended December 31, 2002 as compared to the year ended December 31, 2001. The analysis in this section is presented on a consolidated and on a segment basis.

  •
  Liquidity and Capital Resources. This section provides an analysis of Buhrmann's financial condition and cash flows as of and for the year ended December 31, 2003, and includes a discussion of our off-balance sheet arrangements, contingent liabilities and contractual obligations.

  •
  New Accounting Pronouncements. This section provides a brief analysis of new accounting changes for Buhrmann which might have an impact on results of operations, financial position and cash flows from January 1, 2004.

        Our Consolidated Financial Statements have been prepared in accordance with Dutch GAAP, which, in certain significant aspects, differ from US GAAP. For a discussion of the principal differences between Dutch GAAP and US GAAP, as they relate to us, and a reconciliation of net result and group equity from Dutch GAAP to US GAAP, please see Note 34 to our Consolidated Financial Statements.

Overview

        We believe Buhrmann is one of the world's leading suppliers of office products to businesses and institutions in North America, Europe, Australia and New Zealand, based on revenue. Our Office Products business is comprised of three divisions: North America, Europe and Australia. For reporting purposes, the Office Products Europe and Office Products Australia Divisions are combined. The Office Products Divisions combined represented 94% of Buhrmann's total sales in 2003, excluding the divested Paper Merchanting Division.

        In addition, we believe Buhrmann is a leading supplier of graphic equipment and related services, supplies and spare parts to commercial printers in six European countries, based on revenue. Our Graphic Systems Division sells, maintains and services graphic equipment. For related services it holds over 40,000 stock items in six warehouses in Europe. The Graphic Systems Division represented 6% of Buhrmann's total sales in 2003, excluding the divested Paper Merchanting Division.

        With effect from October 31, 2003, Buhrmann completed the sale of its Paper Merchanting Division. Buhrmann's Paper Merchanting Division was a distributor of paper and related products to the graphic, office and display markets.

Use of Non-Gaap Financial Measures

        Our non-GAAP financial measures should be considered in addition to, and not as a substitute for or as a superior measure to, measures of financial performance reported in our primary financial statements. Where we discuss non-GAAP financial measures, the most directly comparable GAAP figures have been presented together with a reconciliation of the GAAP and non-GAAP figures. Below is an explanation of why we believe each of the non-GAAP financial measures used in this annual report provides useful information regarding our financial condition and results of operations. Our financial statements are presented on pages F-1 to F-97.

EBITDA

        We define "EBITDA" as "net results before interest, taxes, depreciation of tangible fixed assets and internally used software and before amortization of goodwill". This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is "net result." We present EBITDA because we consider it, and we believe that our equity investors and lenders consider it, to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In the past we defined EBITDA as operating result before depreciation of tangible fixed assets and internally used software and before amortization and impairment of goodwill and therefor the presentation of EBITDA in our past disclosure documentation cannot be compared to the presentation of EBITDA in this annual report of Form 20-F.

        Buhrmann evaluates its operating performance based on several factors, including its primary financial measure of EBITDA. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, Dutch GAAP or U.S. GAAP. EBITDA is not a measure of our financial performance under Dutch GAAP or U.S. GAAP and should not be considered as an alternative to net result, operating result or any other performance measures derived in accordance with Dutch GAAP or U.S. GAAP or as alternatives to cash flow from operating activities as a measure of our operating liquidity.

        In addition, we believe that the presentation of "EBITDA" as a financial measure provides useful information because it excludes the inconsistent impact of amortization and impairment of goodwill on operating result across the Company's Divisions. Prior to January 1, 1997, under Dutch GAAP, goodwill was written-off directly to shareholders' equity. This means that no amortization or impairment expense is recorded for goodwill on acquisitions which were made prior to January 1, 1997.

        EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under Dutch GAAP or U.S. GAAP.

        The reconciliation between the Dutch GAAP measure of "net result" and the non-GAAP financial measure "EBITDA" is as follows (based on Dutch GAAP):

	Year ended December 31,
	2003	2002	2001
	(in millions of euro)
Net result	(132)	(588)	55
Interest and other financing costs	257	199	210
Taxes	(68)	(11)	(2)
Depreciation of tangible fixed assets and internally used software	104	114	109
Amortization of goodwill	52	70	67

EBITDA	213	(216)	439

Constant exchange rates

        We present our results in euro. Results of subsidiaries denominated in currencies other than the euro are translated into euro at an average exchange rate for the period. In our operating and financial review and prospects we include discussions on the performance of our business based on constant exchange rates. We use constant exchange rate analysis to give a year-on-year measure of change which excludes the effect of fluctuations in currency exchange rates because fluctuations in currency exchange rates are outside of our control and may distort our underlying performance and result.

        Changes of results at constants rates as disclosed elsewhere in this Item 5 are calculated by translation of prior year results into euro at a current year average exchange rate.

        Changes of results at constant rates can be materially different to changes based on our reported results because prior year average exchange rates can be significantly different from current year average exchange rates.

Critical Accounting Policies

        The preparation of financial statements in accordance with Dutch GAAP and US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Buhrmann bases its estimates on historical experience which are evaluated on an on-going basis. If actual amounts or estimates are different than previously estimated, the revisions are included in the Company's results for the period in which the revised amounts become known. Buhrmann believes that the accounting policies that are most critical in determining the presentation of the financial condition and which require subjective or complex judgments from management, are the following:

  •
  impairment and amortization of goodwill.

  •
  other receivables in respect of rebates from suppliers.

  •
  provisions for restructuring and integration.

  •
  provisions for legal proceedings.

  •
  pensions.

  •
  taxation in respect of deferred taxes.

  •
  currency translation and exchange differences on loans and currency swaps.

        Buhrmann's accounting policies, including the aforementioned critical accounting policies, are discussed in the Notes to the Consolidated Financial Statements in Item 18, including Note 34, which also discusses the differences between Dutch GAAP and US GAAP.

Impairment of goodwill

        Goodwill is tested for impairment at least once annually or more frequently if changes in circumstances indicate that an impairment may have occurred. Under the impairment test under Dutch GAAP, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Under Dutch GAAP, any excess of book value over fair value is recorded as an impairment of goodwill, if the impairment is expected to be permanent. The fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values. Under US GAAP, a two-step process is performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. The fair value of the reporting unit is calculated based on discounted future cash flows and residual values as under Dutch GAAP. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step is performed. The second step is to measure the amount of impairment loss, if any, and requires that assets and liabilities, including unrecognized intangible assets such as customer and supplier relationships and brand names, be assigned fair values in a hypothetical purchase price allocation to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded for the difference.

        In 2003, Buhrmann recorded an impairment charge on goodwill of EUR 53 million under Dutch GAAP and EUR 49 million under US GAAP. In 2002, an impairment charge of EUR 573 million under Dutch GAAP and EUR 1,012 million under US GAAP was recorded. The Company's judgments relating to the fair value of assets and liabilities, including unrecognized intangible assets, is affected by such factors as assumed economic conditions and expectations about our markets and our operating performance. These factors may change over time and may cause the Company to record additional impairment charges which may adversely impact operating result and net result. Also the fair value and hence the impairment charge is sensitive to the discount rate chosen. The discount rate is derived from the estimated weighted cost of capital, reflecting the risks inherent to our business and a normative financing profile. A 0.5% higher discount rate would have resulted in an approximately EUR 14 million higher impairment under both Dutch GAAP and US GAAP in 2003 and EUR 160 million in 2002. Conversely, a 0.5% lower discount rate would have resulted in an approximately EUR 16 million lower impairment charge under both Dutch GAAP and US GAAP in 2003 and EUR 180 million in 2002. As almost the full amount of the impairment charge is not tax deductible, the higher or lower amount of impairment would impact net result almost fully.

Amortization of goodwill

        Under Dutch GAAP, goodwill is amortized over the expected economic life of the asset. The assessment of the economic life of an asset is based on the consideration that a permanent advantage is being realized. Consequently, Buhrmann applies the maximum amortization period of 40 years as allowed under Dutch GAAP. The table below demonstrates the increase in the amortization charge in the event that the economic life of the asset is less than originally assessed by showing the amount by which the amortization charge of EUR 52 million in 2003 would be increased (amounts in millions of euro):

Revised economic life:	Increase in amortization charge (annualized):
30 years	69
20 years	103
10 years	207

        As almost the full amount of this amortization charge is not tax deductible, the above additional charges would impact net result almost fully.

Other receivables in respect of rebates from suppliers

        Buhrmann receives various types of rebates from suppliers, which are based on the volume of goods purchased (volume-based rebates) or based on the inclusion of certain products of the supplier in Buhrmann's catalogue offerings (catalogue contributions) or are received for entering into a contract with a supplier (contract-based rebates).

        Volume-based rebates are settled in arrears, mostly not exceeding one year. For each reporting period Buhrmann accrues volume-based rebates on the basis of prudently estimated purchased volumes for the rebate period. Rebates received or accrued relating to goods not yet sold are deducted from the value of the related inventories. These inventory related rebates are recognized as income in the period when the relevant inventories are sold to third parties.

        Catalogue contributions from suppliers are usually settled in arrears and are based on the number of pages dedicated to the products of a supplier in a catalogue or on purchased volumes from a catalogue. Before January 1, 2003, catalogue contributions were recognized as income over the life of the related catalogue both under US GAAP and Dutch GAAP. As of January 1, 2003, for US GAAP purposes only, Buhrmann adopted a policy of treating all catalogue contributions as a reduction of purchase cost in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor". This means that under US GAAP, as of January 1, 2003, a portion of the catalogue contributions will be deferred in inventory and will be recognized as a reduction of cost of sales when the products are sold, similar to the practice for volume-related rebates. The allocation to purchase costs of catalogue contributions that are based on the number of pages in a catalogue is based on an implied relationship with purchases of products, as they are not related to volumes. The designation of an implied relationship requires certain subjective judgments from management.

        Contract-based rebates are recorded as income evenly over the life of the contract, unless it qualifies as compensation for costs incurred in relation to the changing of a specific supply arrangement.

        Provisions for collection risk are recorded up to recoverable value only if specific events indicate that collection of the rebates is less certain due to a credit event at the supplier or a dispute on the actual rebate amount accrued.

        Actual rebates received and the allocation to purchase costs could be different than originally assessed which could impact operating result and net result.

Provisions for restructuring and integration

        Buhrmann records provisions for restructuring and integration relating to cost saving restructuring measures and the integration of acquired businesses. These provisions are based on Buhrmann's best estimate of costs to be incurred for, among other things, severance payments, termination fees and penalties for rental and other contracts. If actual costs are different than originally estimated, the provisions for restructuring and integration may be insufficient which could affect operating result and net result. Furthermore, additional restructuring measures may be necessary depending on changes in economic conditions and operating performance, which may result in additional provisions, which in turn may affect operating result and net result.

Provisions for legal proceedings

        Buhrmann is involved in various legal and regulatory proceedings arising in the normal course of its business. Buhrmann accrues for the estimated probable costs to resolve these proceedings if a reasonable estimate can be made of the outcome of which the incurrence is judged to be probable. After consultation of in-house and outside legal counsels, these accruals are based on the analysis of possible outcomes of litigation and settlements. Operating result and net result could be affected if actual outcomes are different than originally estimated.

Pensions

        Buhrmann's operating companies in Europe offer a variety of defined benefit plans. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are maintained in separate trusts (pension funds) to which Buhrmann makes contributions.

        Under Dutch GAAP, these pension funds are not included in the Consolidated Financial Statements. The periodically paid contributions to these pension funds are expensed when incurred. In case the Company is obligated to make additional contributions to the pension plans in order to meet minimum funding levels, as required by local law or specific arrangements, an accrual is recorded. The funding levels are based on, among other things, actuarial assumptions, estimated returns and the market value of the pension funds' assets. Actual circumstances could change the impact of these assumptions which could result in additional contributions which could have an adverse affect on Buhrmann's operating result and net result.

        Under US GAAP, the Company accounts for pensions in accordance with SFAS No. 87 under which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. SFAS No. 87 requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of SFAS No. 87 requires that management makes use of assumptions regarding discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing plan assets and benefit obligations. Actual circumstances could change the impact of these assumptions giving rise to different plan assets and benefit obligations, reflected as additional income or expense which could have an affect on Buhrmann's operating result and net result.

Taxation in respect of deferred taxes

        Buhrmann has a considerable amount of loss-carryforwards. For these loss-carryforwards and for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes, deferred tax assets and deferred tax liabilities are recognized. Buhrmann records valuation allowances to reduce deferred tax assets to the amount the deferred tax assets are likely to be realized. In determining these valuation allowances and deferred tax liabilities, Buhrmann's assessment of future taxable income, tax planning strategies and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with in-house and outside tax experts. If actual future taxable income is different than originally assessed, if tax planning strategies fail to materialize or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation allowances on deferred tax assets and the deferred tax liabilities may have to be adjusted which may have an affect on Buhrmann's reported tax expense and net result in future years.

Currency translation and exchange differences on loans and currency swaps

        Translation and exchange differences on loans and currency swaps are recorded in income except if they relate to inter-company loans extended by a Group company (including the parent) to another Group company insofar as these loans are designated as permanently invested, in which case differences are recorded directly in shareholders' equity. Translation differences on loans extended by third parties and currency swaps concluded with third parties, which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are also recorded directly in shareholders' equity.

        The designation of loans as permanently invested requires certain subjective judgments from management as to, among other things, the intended renewal of loans at maturity and hedge effectiveness.

Major Events

        The following events substantially affected our results of operations for the periods presented and our Consolidated Financial Statements for 2003, 2002 and 2001 and should be considered in light of these events:

2003

        In February, an indemnity payment of EUR 79 million was received which resulted in an exceptional net profit of approximately EUR 58 million.

        On October 31, 2003, the sale of the Paper Merchanting Division was completed which resulted in an exceptional loss after tax of EUR 167 million, which includes related costs of impairment of financing fees and settlement of interest rate swaps. This sale resulted in a net cash inflow of EUR 637 million.

        In December, the then existing senior credit facility was repaid and replaced by the Senior Credit Facility and the issuance of EUR 115 million Subordinated Convertible Bond.

        In December, an impairment charge on goodwill for Office Products Europe of EUR 53 million was recorded.

        The US dollar continued to weaken against the euro with the year-end exchange rate 20% lower, and the average exchange rate 20% lower as compared to 2002.

2002

        In December, extraordinary charges of EUR 111 million before tax were taken for restructuring plans which include further reductions in the workforce and write-offs of redundant IT systems and distribution facilities.

        In December, an impairment charge on goodwill of EUR 573 million was recorded.

        The year-end exchange rate of the US dollar against the euro was 19% lower and the average exchange rate was 6% lower as compared to 2001.

2001

        In March, Buhrmann raised EUR 665 million, net of expenses, through an issue of Ordinary Shares. The share issue was primarily done in order to fund the acquisition of the office supplies division of Samas Groep NV and the assets of the North American office products business of US Office Products Company (USOP).

        In April, the office supplies division of Samas was acquired for a debt-free price of EUR 321 million in cash. This acquisition resulted in a final goodwill amount of EUR 290 million.

        In May, Corporate Express, Inc. acquired the assets of USOP's North American office products business. The purchase price for the USOP business was USD 172 million (EUR 193 million) in cash. This acquisition resulted in a final goodwill amount of USD 151 million (EUR 144 million).

        In May, extraordinary expenses of EUR 86 million before tax were recorded in connection with cost reduction measures, including a reduction in the work force principally in North America and in Europe, and for expenses relating to the integration of the acquired businesses of Samas and USOP.

Acquisitions and Divestments

        Buhrmann made major acquisitions and divestments which affect the comparability of its results of operations over the three year period ending December 31, 2003.

Acquisitions

        In April 2001, Buhrmann acquired the office supplies division of Samas and in May 2001 Buhrmann acquired the North American office products activities of USOP. In 2003 and 2002, no major acquisitions were made.

        Buhrmann has realized operating efficiencies as a result of the integration of the acquired Samas and USOP businesses which was completed in the course of 2002. The operating efficiencies connected with these integrations relate to favorable sourcing capabilities and scale-of-operation efficiencies, such as the consolidation of warehouses and distribution facilities. In 2003, 2002 and 2001 a number of smaller acquisitions were made mainly in the Office Products Australia Division.

        In 2003, total spending on acquisitions amounted to EUR 10 million, in 2002 EUR 10 million and in 2001 EUR 535 million, excluding assumption of debt.

        The following table lists per division substantially all of Buhrmann's acquisitions since the beginning of 2001 through 2003.

Acquired Business	Year	Division	Country
North American office products businesses of US Office Products Company	2001	Office Products North America	United States
Office supplies division of Samas—Groep NV	2001	Office Products Europe	The Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland
Sydney Pincombe	2003	Office Products Australia	Australia
KS Office Supplies	2003	Office Products Australia	Australia
Sands & McDougall	2003	Office Products Australia	Australia
The Wiper Co	2002	Office Products Australia	Australia

Planet Cellars	2002	Office Products Australia	Australia
Transcript	2002	Office Products Australia	Australia
Storewide Office National	2001	Office Products Australia	Australia
Allied Office Products	2001	Office Products Australia	Australia
Graphico Office Choice	2001	Office Products Australia	Australia
Erivier	2001	Former Paper Merchanting	Belgium
Papernet Scandinavia	2001	Former Paper Merchanting	Denmark
Udesen Grafisk Fagcenter	2001	Former Paper Merchanting	Denmark

Divestments

        In early 2001, the IT and Telecom Unit of Corporate Express in the Netherlands was sold and in June 2001 the sale of NPO Sistemi S.p.A., the value added reseller business of Corporate Express Italy, was completed. A precondition for approval from the European Commission for the Company's acquisition of the Samas office supplies division was the sale of Buhrmann's Dutch subsidiary Corporate Express Nederland B.V. (Zwolle). This sale was effected in November 2001, but the name was retained by Buhrmann.

        In 2002, there were no major divestments.

        In April 2003, Buhrmann sold DocVision B.V. (mailroom, copy and print services and archives management).

        With effect from October 31, 2003, Buhrmann completed the sale of the Paper Merchanting Division to PaperlinX Limited. The initial consideration for the sale was EUR 706 million. As the sale was made on a debt-free and cash-free basis, the consideration was accordingly reduced by EUR 6 million. Under the terms of the final purchase agreement, there were certain agreed purchase price adjustments mainly related to the net asset value of the Paper Merchanting Division, pensions and restructuring. These purchase price adjustments resulted in a further reduction of the purchase price of EUR 63 million. For further information, see Note 3 to our Consolidated Financial Statements. Net sales of the Paper Merchanting Division were EUR 2,266 million in 2003, EUR 2,988 million in 2002 and EUR 3,126 million in 2001.

        The following table lists per division substantially all of Buhrmann's divestments since the beginning of 2001 through 2003:

Divested Business	Year	Division	Country
Paper Merchanting Division	2003	Paper Merchanting	The Netherlands, United Kingdom, Germany, United States and several other countries
DocVision B.V.	2003	Office Products Europe	The Netherlands
Corporate Express Nederland B.V.	2001	Office Products Europe	The Netherlands
NPO Sistemi S.p.A.	2001	Office Products Europe	Italy
IT and Telecom Unit of Corporate Express	2001	Office Products Europe	The Netherlands

Results of Operations

        The following table sets forth, for the periods indicated, net sales, added value and operating result by Buhrmann's divisions as well as net sales and operating result by geographic region.

	Year ended December 31,
	2003	2002	2001
	(in millions of euro)
Summary by Division
Net Sales:
Office products North America	3,939	4,931	5,221
Office products Europe and Australia	1,479	1,540	1,496
Graphic Systems	369	489	565

Sub-total excluding Paper Merchanting	5,787	6,960	7,282
Paper Merchanting	2,266	2,988	3,126

Total Group	8,053	9,948	10,408

Added Value:
Office products North America	1,018	1,261	1,388
Office products Europe and Australia	392	413	398
Graphic Systems	85	118	135

Sub-total excluding Paper Merchanting	1,495	1,792	1,921
Paper Merchanting	359	461	475

Total Group	1,854	2,253	2,396

Operating Result:
Office products North America	115	(273)	194
Office products Europe and Australia	(23)	(75)	40
Graphic Systems	(13)	23	38
Corporate	37	(20)	(21)

Sub-total excluding Paper Merchanting	116	(345)	251
Paper Merchanting	55	44	90

Total Group	171	(301)	341

	Year ended December 31,
	2003	2002	2001
	(in millions of euro)
Summary by Geographic Region
Net Sales:
United States	3,667	4,665	4,952
United Kingdom	884	1,251	1,294
The Netherlands	772	961	995
Germany	701	817	898
Rest of European Union members	1,188	1,458	1,354
Australia and New Zealand	496	419	353
Rest of the World	345	377	562

Total Group	8,053	9,948	10,408

Operating Result:
United States	96	(296)	174
United Kingdom	22	28	24
The Netherlands (including Corporate)	—	33	26
Germany	(10)	(15)	7
Rest of European Union members	12	(101)	61
Australia and New Zealand	31	33	28
Rest of the World	20	17	21

Total Group	171	(301)	341

Results of operations—year ended December 31, 2003 compared to year ended December 31, 2002

        The majority of Buhrmann's business activities are conducted in US dollars. Buhrmann's financial position, results of operations and cash flows reported in euro were significantly affected by the weakening of the exchange rate of the US dollar to the euro in 2003. Changes at constant rates in the tables below exclude the effect of currency exchange rate movements on reported numbers in euro.

        In general, our business was affected by continuing difficult economic conditions in our major markets. Personnel reductions and lower spend per white-collar employee resulted in lower demand from our existing office products customers. We partially compensated for this reduction in demand through product range extensions and the addition of new customers. In addition, customers of our graphic equipment have been postponing their investments, leading to reduced sales levels in our Graphic Systems Division.

        As these difficult economic conditions restricted the growth of our business, we focused on restructuring our office products operations, strengthening our management teams, modifying our sales and marketing strategies, integrating companies acquired over the past years, reducing costs, managing working capital and realizing a satisfactory cash flow. Ongoing investments were made in technology and the launch of our global sourcing and private label initiatives. We achieved significant debt reduction in 2003 due to strong cash flow generation from operating activities and the sale of the Paper Merchanting Division.

        Our global office products business, mainly operating under the name of Corporate Express, made great progress in optimizing operations. Our North American office supplies business completed streamlining its operations and centralizing back-office functions improving labor productivity by more than 10% in 2003. It will now focus on implementing its enhanced sales and marketing strategy. Our European office products operations were strengthened by the appointment of several new national management teams, reduced personnel numbers and further aligned their infrastructure. Our operations in Australia and New Zealand continued to expand geographic coverage and multiple lines of business through selective acquisitions. We continued to invest in it to strengthen our sales and marketing approach and enhance customer experience while helping them take cost out of their procurement process, thus maintaining our competitive advantage. In addition, IT-investments continued to drive operational efficiencies, fostering a more efficient internal administrative and operational service.

        The sale of the Paper Merchanting Division in 2003 facilitated a substantial reduction in our net debt. The net consideration for the sale amounted to EUR 637 million. The sale of the Paper Merchanting Divisions also enabled us to focus more of our attention and efforts on the office products business. We believe that the office products market offers attractive growth opportunities, a high profit margin, and a good return on capital employed.

        During 2003 we reduced our total interest-bearing debt by EUR 899 million. At the end of 2003, Buhrmann's total interest bearing debt amounted to EUR 836 million compared to EUR 1,735 million at the end of the previous year. In view of the relatively high financing costs in relation to the Company's earnings performance, debt reduction was given the highest priority, while available cash flow was maximized through further stringent working capital management. The changed composition of the Group, the composition of our debt portfolio and the favorable capital market environment gave rise to an in-depth and favorable revision of Buhrmann's financing structure with the refinancing of our senior credit facility with our new Senior Credit Facility and the issue of a Subordinated Convertible Bond (see "Financing Activities" below). Particular attention was given to optimizing the duration and the composition of the debt portfolio, to match the requirements of the Group going forward. In addition, the new Senior Credit Facility enhances the flexibility in our operational and financial activities.

Consolidated results

Net sales; Added value; Operating result

        The following table shows net sales, added value and operating result of the Buhrmann Group including the Paper Merchanting Division which was sold with effect from October 31, 2003 (in millions of euro).

	2003	2002	Change in EUR	Change at constant rates(1)
Net sales	8,053	9,948	(19.0%)	(10.8%)
Added value	1,854	2,253	(17.7%)	(8.6%)
Operating result	171	(301)	—	—
Added value as a percentage of net sales	23.0%	22.6%
Operating result as a percentage of net sales	2.1%	(3.0%)

        The following table shows net sales, added value and operating result excluding the Paper Merchanting Division and related Corporate holding companies (in millions of euro).

	2003	2002	Change in EUR	Change at constant rates(1)
Net sales	5,787	6,960	(16.9%)	(6.4%)
Added value	1,495	1,792	(16.5%)	(5.7%)
Operating result	116	(348)	—	—
Added value as a percentage of net sales	25.9%	25.7%
Operating result as a percentage of net sales	2.0%	(5.0%)

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales of the Group in 2003 were EUR 8,053 million compared with EUR 9,948 million in 2002, a decrease of 19.0%. Excluding the Paper Merchanting Division, net sales in 2003 were EUR 5,787 million compared with EUR 6,960 million in 2002, a decrease of 16.9%. This decrease is to a large extent attributable to the weakening of the US dollar, which adversely affected net sales in the

Office Products North America Division. At constant rates, the decrease in net sales was 10.8% of the total Group and a decrease of 6.4% excluding the Paper Merchanting Division.

        Personnel reductions and lower spend on office products per employee continued across our customer base in 2003. Especially with respect to our large-account customers, which we serve primarily in our key markets, such as the United States, Germany, and the Netherlands, we experienced reduced demand for office products. Our business in the United Kingdom was negatively impacted by internal restructuring, leading to a decline in sales. In Australia, New Zealand, Canada and in most other European countries we continued to grow. This is primarily attributable to increased sales to small- and medium-sized businesses. Even in the face of difficult market conditions in our major markets, most Buhrmann businesses increased market share within our core customer segment, the large and strategic accounts.

        The organic sales growth for Burhrmann as a whole, excluding the Paper Merchanting Division, was negative 4.0% in 2003 as compared to 2002. This eliminates all factors that disturb a like-for-like comparison. These factors are currency exchange rate movements, acquisitions, divestments, variations in the number of working days, the change to a commission-based model at our ASAP software subsidiary and the change in the sales recognition of the Graphic Systems Division. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of underlying growth year-on-year. The factors mentioned above can have a significant impact on our reported results. Their exclusion provides a useful insight into the underlying performance of the Buhrmann Group and enables us to monitor the performance of both our underlying businesses and our acquired businesses. Our organic performance can be materially different to our reported performance.

Added value

        Total added value of the Group was EUR 1,854 million in 2003 compared to EUR 2,253 million in 2002. This represented a decrease of 17.7% or 8.6% at constant rates. Total added value excluding the Paper Merchanting Division was EUR 1,495 million in 2003 compared to EUR 1,792 million in 2002, a decrease of 16.5%, or 5.7% at constant rates. This decrease was predominantly a result of lower sales volumes. Added value as a percentage of net sales before exceptional results, excluding the Paper Merchanting Division, was 25.9% in 2003 compared to 25.7% in 2002.

        In 2003, an exceptional charge of EUR 5 million was recorded in added value in the Australian Division to fully comply with Buhrmann's rebate and catalogue income recognition policies.

Operating result.

        The operating result of the Buhrmann Group was an income of EUR 171 million in 2003, compared to a loss of EUR 301 million in 2002.

        In 2003, a goodwill impairment charge of EUR 53 million was recorded following the annual goodwill impairment test, as the calculated fair value of the European Office Products Division was lower than the book value. This reflects primarily the Division's recent business performance, which is lower than expected when last year's impairment test was made. Following the annual goodwill impairment test in 2002, a goodwill impairment charge of EUR 573 million was recorded which includes the Office Products North America Division (EUR 423 million), the Office Products Europe Division (EUR 124 million) and the Paper Merchanting Division (EUR 26 million).

        The amortization of goodwill was EUR 52 million in 2003 compared to EUR 70 million in 2002, a reduction of 25.7% or 15.2% measured at constant rates which is due to a lower amount of goodwill as a result of an impairment charge in 2002.

        As from the financial year 2003, Buhrmann's operating result includes a number of "exceptional" results that are disclosed separately in order to increase comparability of results from normal operations (following new Guidelines for Annual Reporting in The Netherlands). In 2002, most of these exceptional results were excluded from operating result and classified as extraordinary result.

        Total exceptional results in 2003 as part of operating result amounted to EUR 51 million and consisted of the following:

  •
  Office Products North America: a reassessment of lease commitments of vacant properties which were included in the 2002 restructuring charge (EUR 6 million negative).

  •
  Office Products Europe and Australia: an adjustment of catalogue income recognition of Office Products Australia to fully comply with Buhrmann accounting policies (EUR 5 million negative); and additional restructuring charges in Office Products Europe (EUR 3 million negative).

  •
  Graphic Systems: a restructuring charge (EUR 1 million negative).

  •
  Corporate: primarily the result of an indemnity payment (EUR 58 million positive net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.

  •
  Paper Merchanting: a reassessment of restructuring commitments related to revised numbers of redundancies and a continuation of property usage (EUR 8 million positive).

        Depreciation costs of tangible fixed assets and internally used software was EUR 104 million in 2003 compared to EUR 114 million in 2002. This is a decrease of 8.1%, however, measured at constant rates an increase of 2.5%. The increase is a result of large investments in IT systems, internally used software and distribution facilities in the past years.

        Operating result was negatively affected by lower sales volumes which were partially offset by lower labor and other operating costs, mainly as a result of our restructuring and integration efforts.

        Excluding the Paper Merchanting Division and related corporate holding companies, the operating result was an income of EUR 116 million in 2003 compared to a loss of EUR 348 million in 2002.

Financial income and expense; Minority interests; Taxation in millions of euro

	2003	2002
Net financing costs	(257)	(199)
Results from participations and other financial results	(102)	16
Minority interests	(12)	(12)
Taxes on result from ordinary operations	68	(18)

Total financial items	(303)	(213)

Net financing costs

        Interest costs were substantially reduced in 2003 to EUR 144 million from EUR 182 million in 2002, a reduction of 20.9%. This is predominantly a result of lower average interest-bearing debt due to early repayments, especially from the proceeds of the sale of the Paper Merchanting Division, as well as from the positive cash flow from operations. Interest costs were also reduced in the course of 2003 as a number of interest rate swaps with relatively high fixed rates either matured or were cancelled. Interest rate margins in 2003, however, were slightly higher than in 2002 due to the application of the pricing structure of the Senior Credit Facility.

        Amortization of capitalized financing fees was EUR 14 million in 2003 and EUR 22 million in 2002. In 2003, an exceptional impairment of capitalized financing fees of EUR 53 million was recorded as a result of repayments of debt following the proceeds from the sale of the Paper Merchanting Division, the replacement of the Senior Credit Facility and the issue of a Convertible Subordinated bond.

        As a consequence of the debt reduction, interest rate swaps were settled in order to achieve a fixed to variable rate profile in line with our policy for hedging interest rate risks. This resulted in an exceptional charge of EUR 40 million.

        In addition, in connection with the refinancing of our senior credit facility with our new Senior Credit Facility and the issue of the Convertible Subordinated Bond, exceptional advisory costs of EUR 5 million were recorded.

        Net financing costs also includes the resulting currency translation differences on accounts receivable, cash and liabilities after application of currency forward contracts and certain currency translation differences on intercompany loans.

Results from participations and other financial results

        The sale of the Paper Merchanting Division resulted in a loss of EUR 112 million in 2003, consisting of a book loss of EUR 79 million, related transaction costs of EUR 15 million and provisions for indemnities and warranties of EUR 18 million. The profit from the sale of DocVision B.V. of EUR 7 million was also included in the 2003 results. In 2002 an income of EUR 13 million was recorded as a result of the release of a provision related to uncollectability of loan notes which were received with the sale of the Information Systems Division in 2000. These loan notes were redeemed in 2002 prior to their stated maturity.

Minority interests

        Minority interests mainly represent the 48% share of third parties in the result of Corporate Express Australia Ltd, a publicly traded company. This includes an exceptional income of EUR 2 million in connection with the adjustment of the recognition of catalogue contributions in the Office Products Australia Division to fully comply with Buhrmann accounting policies.

Taxes on result from ordinary operations

        In 2003, exceptional (non-cash) tax benefits of EUR 76 million were recorded which include a tax gain of EUR 30 million as a result of the receipt of the indemnity payment awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A. Furthermore, the transaction structure of the sale of the Paper Merchanting Division resulted in a EUR 15 million non-cash tax expense and the related settlement of interest rate swaps, and the amortization of capitalized financing fees resulted in a tax gain of EUR 23 million. In addition, the impairment of financing fees following the replacement of the Senior Credit Facility resulted in a tax gain of EUR 11 million. Finally, a release of EUR 25 million of valuation allowances and tax provisions was recorded, stemming from a re-evaluation of our tax position.

        Tax expense on result from operations before exceptional tax results was EUR 8 million in 2003 compared to EUR 18 million in 2002. The decrease in tax expense is mainly due to lower taxable income in 2003 due to lower operating result before amortization and impairment of goodwill which are predominantly non-deductible. In addition, taxes on result from operations in 2003 and 2002 benefited from changes in the composition of the geographic distribution of taxable income and finalized tax audits which lead to a release of allowances on deferred tax assets which were recorded in previous years and which are no longer deemed necessary.

        Buhrmann's effective tax rate was 12% both in 2003 and 2002. The effective tax rate is determined based on the ratio of taxes on result from operations to the amount of result from operations before taxes and exceptional and extraordinary results and before, as these items are predominantly exempted from taxes, amortization and impairment of goodwill. Buhrmann's effective tax rate is below Buhrmann's weighted average statutory tax rate of 28% in 2003 (2002: 26%) due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives.

Result from operations; Extraordinary results; Net result in millions of euro

	2003	2002
Operating result	171	(301)
Total financial items	(303)	(213)

Result from operations before extraordinary result	(132)	(514)
Extraordinary result	—	(74)

Net result	(132)	(588)

Extraordinary results

        Extraordinary result in 2002 consisted of extraordinary income of EUR 10 million and extraordinary losses of EUR 113 million and a related tax gain of EUR 29 million. Extraordinary income relates to a release of EUR 10 million of a provision for warranties relating to divested companies in previous years which were settled in 2002. Extraordinary losses in 2002 includes a charge of EUR 111 million relating to both restructuring measures and write-offs on IT and distribution infrastructure. As of January 1, 2003, these items are no longer presented as extraordinary results.

Office Products North America

	2003	2002	Change in EUR	Change at constant rates(1)
		(in millions of euro)
Net sales	3,939	4,931	(20.1%)	(5.6%)
Added value	1,018	1,261	(19.2%)	(4.0%)
Operating result	115	(273)	—	—
Added value as a percentage of net sales	25.9%	25.6%
Operating result as a percentage of net sales	2.9%	(5.5%)

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales in the Office Products North America Division decreased by 20.1% to EUR 3,939 million in 2003, compared to EUR 4,931 million in 2002. At constant rates, sales were 5.6% lower than in 2002. The perceived recovery of the economic growth in the United States has not resulted in 2003 in an increase in employment rates, and has therefore not yet result in increased in sales in the Office Products North America Division, as the demand for office products relates primarily to the number of office workers employed by our customers and their spending per office worker. Sales of office supplies on an organic basis were almost level with 2002. The office supplies business excludes the Division's specialty businesses for software (ASAP), forms and promotional marketing. The Division's software sales also declined due to a continuing shift from invoiced sales to a commission based system. Also in 2002, software sales benefited strongly from promotional activities of a major supplier, which were not repeated to the same extent in 2003.

        Organically, sales were 3% lower in 2003 compared to 2002. The "organic" analysis eliminate all factors that disturb a like-for-like comparison in the Division. These factors are currency exchange rate movements, variations in the number of working days, the change to a commission-based model at our ASAP software subsidiary. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of the underlying growth year-on-year. The factors mentioned above can have a significant impact on the Division's reported results. Their exclusion provides a useful insight into the underlying performance of the Division and enables us to monitor the performance of both the underlying businesses and acquired businesses. Organic performance can be materially different to the Division's reported performance.

Added value

        In our Office Products North America Division, added value decreased by 19.2% to EUR 1,018 million in 2003 from EUR 1,261 million in 2002. Measured at constant rates, the decrease was 4.0%. Added value as a percentage of net sales increased slightly to 25.9% in 2003 from 25.6% in 2002, reflecting the change in the product mix with a lower share of software sales. Within the office supplies business, the share of the strategic and large-account customers remained high and the proportion of competitively priced "contract" sales increased further. Margin levels per product group were relatively stable, however margins in the mid- and small-market segment increased. Margin improvements were achieved through global sourcing initiatives and the expansion of the Division's private brand program. Rebates from suppliers increased and allowances paid to customers increased, both in comparison with sales levels. In 2003, software sales contributed EUR 66 million to the Division's added value or 8.3% of software sales which is at the same level as in 2002.

Operating result

        Amortization of goodwill decreased to EUR 37 million in 2003 from EUR 48 million in 2002 due to the lower exchange rate of the US dollar and a lower amount of goodwill after the impairment recorded in 2002. Following the outcome of the annual goodwill impairment test, an impairment of EUR 423 million on the remaining goodwill was recorded in 2002 as the business performance was lower than expected when the relevant acquisitions were made. In 2003, the annual impairment test did not result in a goodwill impairment.

        Depreciation of tangible fixed assets and internally used software was EUR 63 million in 2003 compared to EUR 69 million in 2002. This is a decrease of 8.7%, however, measured at constant rates, an increase of 8.7%. This increase is due to the large investments in IT systems, internally used software and distribution facilities made in the past years.

        Operating result was negatively affected by lower added value which was partially compensated by lower labor and other operating costs, largely due to restructuring measures implemented in the course of 2003. The restructuring entailed among others a significant reduction in the number of employees, the closure of several facilities and the expansion of the Division's shared service facility. Total operating costs, excluding depreciation of tangible fixed assets and internally used software, as a percentage of net sales were 20.4% in 2003 as compared to 20.2% in 2002, despite the decline in sales and an exceptional expense of EUR 6 million in 2003 due to a reassessment of lease commitments of vacant properties which were included in the 2002 restructuring program. The charge for the restructuring program in 2002 was recorded as an extraordinary expense.

Office Products Europe and Australia

	2003	2002	Change in EUR	Change at constant rates(1)
	(in millions of euro)
Net sales	1,479	1,540	(4.0%)	(3.0%)
Added value	392	413	(5.1%)	(3.6%)
Operating result	(23)	(75)	(69.3%)	(69.3%)
Added value as a percentage of net sales	26.6%	26.8%
Operating result as a percentage of net sales	(1.6%)	(4.9%)

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales in the Office Products Europe and Australia Divisions combined, decreased by 4.0% to EUR 1,479 million in 2003 from EUR 1,540 million in 2002. Measured at constant exchange rates, the decrease amounted to 3.0%. Sales in particular declined in Germany and the Benelux. In these markets our strategic and large-account customers implemented personnel rationalization and cost-reduction initiatives. In addition, our business in the United Kingdom lost sales due to internal restructuring, which was resolved in the second half of 2003. In those European countries where the customers are predominantly small- and medium-sized, sales continued to grow. The Office Products Europe Division has made progress in harmonizing its local European businesses. In each of the Division's local businesses, dedicated sales teams were established for both the strategic and large account and the mid-market account segment.

        Our Australia and New Zealand-based office products business continued to perform strongly in 2003 with an increase in net sales of 18.4% to EUR 496 million in 2003 from EUR 419 million in 2002. The increase at constant rates was practically the same at 18.5%. Large customers decreased their office products spending but this was more than offset by growth and increased penetration in the mid- and small-markets, using dedicated sales teams. The expansion of specialty product categories (such as facility, breakroom and safety supplies) reflected the successful development of the single-source business model.

        On an organic basis, sales in the Office Products Europe Division were 9% lower than in 2002 whereas sales in the Office Products Australia Division were 11% higher than in 2002 on an organic basis. The "organic" analysis eliminate all factors that disturb a like-for-like comparison in the Divisions. These factors are currency exchange rate movements, acquisitions, divestments, variations in the number of working days. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of the underlying growth year-on-year. The factors mentioned above can have a significant impact on the Divisions' reported results. Their exclusion provides a useful insight into the underlying performance of the Divisions and enables us to monitor the performance of both the underlying businesses and acquired businesses. Organic performance can be materially different to the Divisions' reported performance.

Added value

        Added value in the Office Products Europe and Australia Divisions combined, decreased by 5.1% to EUR 392 million in 2003 from EUR 413 million in 2002 or 3.6% measured at constant exchange rates. Added value as a percentage of net sales was 26.6% in 2003, the same level as in 2002. In 2003, an exceptional charge of EUR 5 million was recorded in the Australian Division to fully comply with Buhrmann's rebate and catalogue income recognition policies. In Europe, sales of stationery supplies showed a decline whereas sales of computer supplies remained stable. As a result of the continuing weak economic climate and competitive pressure, price and margin pressure remains present. The European business launched a new private brand offering in 2003 and the Australian business increased the share of sales under their own brand which helps to maintain margins and offers our customers an attractive alternative to manufacturers' brands.

Operating result

        Amortization of goodwill decreased to EUR 8 million in 2003 from EUR 15 million in 2002 due to a lower amount of goodwill after the impairment recorded in 2002. Following the outcome of the annual goodwill impairment test, an impairment of EUR 53 million was recorded in 2003 as the calculated fair value of the European Office Products businesses combined was lower than the book value. This reflects primarily the recent business performance, which is lower than we expected when last year's impairment test was made which resulted in an impairment of goodwill of EUR 124 million.

        Depreciation of tangible fixed assets and internally used software was stable at EUR 20 million in both 2003 and 2002.

        Operating result in the Office Products Europe and Australia Divisions combined, was negatively affected by the decline in added value in Europe, due to lower sales levels, which was only partly offset by the increase in added value in Australia.

        In Europe, labor and other operating costs were 4.3% lower, which was the result of further integration and streamlining of the operations. In the Netherlands, a new distribution center was brought into use while in other countries, such as Italy, facilities were modernized. The implementation of a new warehouse system in Australia had a temporary negative impact on labor and operating costs.

        In 2003, exceptional operating costs of EUR 3 million for additional restructuring charges in Europe were recorded. In 2002, the charge for restructuring was recorded as an extraordinary expense.

Graphic Systems

	2003	2002	Change in EUR	Change at constant rates(1)
	(in millions of euro)
Net sales	369	489	(24.5%)	(24.5%)
Added value	85	118	(28.0%)	(28.0%)
Operating result	(13)	23	—	—
Added value as a percentage of net sales	23.0%	24.1%
Operating result as a percentage of net sales	(3.5%)	4.7%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales in the Graphic Systems Division decreased by 24.5% to EUR 369 million in 2003 from EUR 489 million in 2002, and organically by 21%. Sales of machinery were sharply down from 2002 as the European graphic industry continued to postpone capital investments in the wake of low business volumes in the market for print publications. Traditionally, sales of machinery in our Graphic Systems Division correlate with the investment cycle, and therefore experiences more cyclicality than Buhrmann's other divisions. Additionally, the tight lending climate in 2003 made it difficult for printers to buy new equipment. Overall however, the Division made good progress in its strategy to make its sales less dependent on the economic cycle. Sales of services (such as configuration and repairs), supplies and spare parts continued to grow to approximately 40% of the Division's total sales in 2003.

Added value

        Added value in the Graphic Systems Division decreased by 27.9% to EUR 85 million in 2003 from EUR 118 million in 2002. The added value as a percentage of net sales decreased to 23.0% in 2003 from 24.1% in 2002. Margins on machinery declined in 2003 due to severe competition as commercial printers are still facing a low capacity utilization and manufacturers have overcapacity. Higher inventory and receivables provisions also had a negative impact on added value. Conversely, the increase in sales of services, supplies and spare parts, which have higher margins, had a positive effect on added value.

Operating result

        The decrease in operating result was due to a decline in added value as a result of lower sales while employee levels were reduced and cost levels, including depreciation, remained stable.

        The Division did not incur amortization or impairment cost of goodwill in 2003 or 2002.

        Exceptional costs of EUR 1 million in 2003 were recorded as additional restructuring charges. In 2002, the charge for restructuring was recorded as an extraordinary expense.

Paper Merchanting Division

	2003	2002	Change in EUR	Change at constant rates(1)
	(in millions of euro)
Net sales	2,266	2,988	(24.2%)	(21.0%)
Added value	359	461	(22.1%)	(18.7%)
Operating result	55	44	25.0%	32.8%
Added value as a percentage of net sales	15.8%	15.4%
Operating result as a percentage of net sales	2.4%	1.5%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales in the Paper Merchanting Division from January 1 to October 31, 2003 (Buhrmann divested its Paper Merchanting Division with effect from October 31, 2003) were 10.3% lower compared to the same period in 2002. Sales measured in euro were negatively impacted by a weaker exchange rate of the British pound sterling. Measured at constant exchange rates, the decrease in sales amounted to 6.5%. The sales mix between stock and lower priced indent (paper ordered through merchants but delivered directly from the mills) was stable in 2003.

Added value

        Added value in the Paper Merchanting Division decreased by 8.2% in the period January 1 to October 31, 2003 compared to the same period in 2002. Measured at constant exchange rates, the decline was 3.7%. This decrease was due to lower average paper prices while gross margins were stable in 2003 compared to 2002. Added value as a percentage of net sales in the Paper Merchanting Division was slightly higher at 15.8% in 2003 compared to 15.4% in 2002.

Operating result

        Operating result in the Paper Merchanting Division increased to EUR 55 million in 2003 from EUR 44 million in 2002. This is predominantly due to the impairment charge of goodwill of EUR 26 million in 2002 resulting from the annual goodwill impairment test. In 2003, no goodwill impairment was recorded.

        There was no major change in depreciation of tangible fixed assets and internally used software in the period January 1 to October 31, 2003 compared to the same period in 2002.

        Operating result was negatively affected by the decrease in added value while labor and other operating costs were 5.3% lower than in the same period in 2002, or 1.0% at constant rates. This was compensated by an exceptional operating income of EUR 8 million in 2003 due to a reassessment of restructuring commitments resulting from the 2002 restructuring program. In 2002, the charge for these restructuring commitments was recorded as an extraordinary expense.

Corporate

        Corporate net operating costs not allocated to the Divisions were EUR 16 million in 2003 and in 2002. In 2003, higher labor costs could be compensated by lower other operating costs (such as insurance and consultancy costs).

        Furthermore, there was an exceptional income, not allocated to the Divisions, in 2003 of EUR 58 million which is the result of an indemnity payment (net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.

        Amortization cost of goodwill not allocated to the Divisions was EUR 5 million in 2003 and EUR 4 million in 2002.

Results of operations—year ended December 31, 2002 compared to year ended December 31, 2001

        Nearly every segment of our business was challenged by difficult economic conditions as our customers reduced spending on office products and graphic products and supplies. In our largest market—the United States—a significant portion of our existing customers purchased less office products in 2002 than in the previous year.

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

        In addition, we took the following further actions throughout the year to enhance the competitive strengths of the Company:

  •
  we continued to refine our world-class business-to-business distribution infrastructure that enables us to offer superior customer service. This provides us with a tangible competitive advantage;

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

        The following table shows net sales, added value and operating result of the Buhrmann Group including the Paper Merchanting Division which was sold with effect from October 31, 2003.

Net sales; Added value; Operating result

	2002	2001	Change in EUR	Change at constant rates(1)
	(in millions of euro, except for percentages)
Net sales	9,948	10,408	(4.4%)	(1.6%)
Added value	2,253	2,396	(6.0%)	(2.9%)
Operating result	(301)	341	—	—
Added value as a percentage of net sales	22.6%	23.0%
Operating result as a percentage of net sales	(3.0%)	3.3%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        As stated earlier, adverse economic conditions negatively affected our 2002 results, resulting in a net sales decrease of 4.4% to EUR 9,948 million in 2002 from EUR 10,408 million in 2001 for the Buhrmann Group. At constant rates, net sales decreased by 1.6%. With the notable exception of our software business, ASAP, our Office Products North America and Europe Divisions experienced reduced demand from customers, who continued to reduce overall employee headcounts as well as per capita spending on office products during 2002. The continued slowdown in advertising and direct marketing expenditure resulted in reduced spending by customers of our Paper Merchanting and Graphic Systems Divisions. Our Office Products Australia Division, however, enjoyed excellent sales growth in 2002 compared to 2001.

        The organic decline in sales was 2% in 2002 compared to 2001. This eliminates all factors that disturb a like-for-like comparison. These factors are currency exchange rate movements, acquisitions, divestments, variations in the number of working days. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of underlying growth year-on-year. The factors mentioned above can have a significant impact on our reported results. Their exclusion provides a useful insight into the underlying performance of the Group and enables us to monitor the performance of both our underlying businesses and our acquired businesses. Our organic performance can be materially different to our reported performance.

Added value

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

Operating result

        Operating result was a loss of EUR 301 million in 2002 compared to an income of EUR 341 million in 2001. Following the outcome of the annual impairment test, an impairment of EUR 573 million on the remaining goodwill was recorded in the fourth quarter of 2002. Buhrmann's solvency ratio (group equity as a percentage of total assets) remains well above 30%. The write-down reflects the recent business performance, which is lower than expected when the relevant acquisitions were made. These include acquired businesses in our Office Products Divisions, both in Europe and in the US, and in the Paper Merchanting Division. In addition, reduced visibility concerning future performance has led to a higher discount factor (cost of capital) for calculating the fair value of the business. Amortization costs of goodwill were EUR 70 million in 2002 compared to EUR 67 million in 2001.

        Operating costs (excluding depreciation of tangible fixed assets and amortization and impairment of goodwill) decreased by EUR 82 million in 2002 compared to 2001. At constant rates the decrease was EUR 22 million. This operating result has been achieved as cost savings resulting from the successful integration of acquired businesses and additional restructuring measures have partly offset the effects of lower sales volumes and a sales mix that included a larger proportion of lower-margin products. Depreciation costs of tangible fixed assets and internally used software increased by 4.6% to EUR 114 million in 2002 from EUR 109 million in 2001, or at constant rates 9.7%, mainly due to the full year consolidation of the acquired businesses and a reduction in 2001 following the reassessment of the useful lives of some tangible assets in the Paper Merchanting Division.

Financial income and expense; Minority interests; Taxation

	2002	2001
	(in millions of euro)
Net financing costs	(199)	(210)
Results from participations and other financial results	16	(3)
Minority interests	(12)	(9)
Tax expense on result from operations	(18)	(24)

Total financial items	(213)	(246)

Net financing costs

        Net financing costs consist primarily of interest costs and amortization of capitalized financing fees, relating primarily to the Senior Credit Facility entered into in 1999 to fund the merger with Corporate Express and the securitization program. Net financing costs decreased by 5.6% to EUR 199 million in 2002 from EUR 210 million in 2001. Lower interest margins following the expansion of the securitization program with the issue of Medium Term Notes, lower average interest-bearing debt, lower overall interest rates and foreign currency exchange gains caused net financing cost to decrease. Lower interest was partly offset by an increase in amortization of financing fees to EUR 22 million in 2002 from EUR 16 million in 2001, mainly due to a write-off in connection with early redemption of debt.

Results from participations and other financial results

        A number of incidental items, such as the release of a provision for uncollectibility of loan notes related to the sale of the Information Systems Division, resulted in an income of EUR 16 million in results from participations and other financial results in 2002.

Minority interests

        Minority interests mainly represents the 48% share of third parties in the result of Corporate Express Australia Ltd.

Tax expense on result from operations

        The effective tax rate amounted to 12.2% in 2002, compared to 11.8% in 2001, and is below Buhrmann's weighted average statutory tax rate of 25.6% in 2002, compared to 26.2% in 2001, due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives. Tax expense in 2002 benefited from changes in the composition of the geographic distribution of taxable earnings and finalized tax audits leading to a release of allowances which were recorded in previous years and which are no longer deemed necessary.

Result from operations; Extraordinary result

	2002	2001
	(in millions of euro)
Operating result	(301)	341
Total financial items	(213)	(246)

Result from operations before extraordinary result	(514)	95
Extraordinary result	(74)	(40)

Net result	(588)	55

Extraordinary result

        Extraordinary result in 2002 consisted of extraordinary income of EUR 10 million and extraordinary losses of EUR 113 million and a related tax gain of EUR 29 million. Extraordinary income relates to a release of EUR 10 million of a provision for warranties relating to divested companies in previous years which were settled in 2002. Extraordinary losses in 2002 includes a charge of EUR 111 million relating to both restructuring measures and write-offs on IT and distribution infrastructure. The restructuring aims to achieve operational cost reductions in both the Office Products Divisions in North America and Europe as well as the Paper Merchanting Division. It concerns a net headcount reduction of about 1,100 fulltime employees.

        Extraordinary result in 2001 consisted of extraordinary income of EUR 20 million, extraordinary losses of EUR 86 million and a related tax gain of EUR 26 million. In February 2001, Buhrmann sold its remaining interest in Sappi Limited. After the settlement of hedging and other transaction costs, this resulted in extraordinary income of EUR 20 million. Extraordinary expense in 2001 consisted of expenses relating to cost reduction measures, including a reduction in the workforce, of EUR 45 million and EUR 41 million for expenses relating to the integration of the office supplies divisions of USOP and Samas that did not qualify as goodwill and for certain expenses relating to the sale of Corporate Express Nederland B.V.

Office Products North America

	2002	2001	Change in EUR	Change at constant rates(1)
	(in millions of euro, except for percentages)
Net sales	4,931	5,221	(5.5%)	(0.5%)
Added value	1,261	1,388	(9.1%)	(4.1%)
Operating result	(273)	194	—	—
Added value as a percentage of net sales	25.6%	26.6%
Operating result as a percentage of net sales	(5.5%)	3.7%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        In the Office Products North America Division, net sales decreased by 5.5% to EUR 4,931 million in 2002 from EUR 5,221 million in 2001. At constant rates, sales were almost level, posting a 0.5%

decline. When comparing sales, the acquisition of the USOP activities in mid-May 2001 should be taken into account. Sales of office supplies declined, whereas the demand in sales of computer supplies and desktop software increased in 2002. Within office supplies and furniture, we experienced a lower demand from our existing customers, which can be attributed to the negative economic conditions in the United States and Canada, which could not be compensated by our new account wins. Furthermore, within office supplies, sales volumes of computer supplies increased markedly, while sales of furniture along with other higher margin discretionary items decreased, due in part to cost-cutting measures by strategic account customers. In response to the lower demand for office products, the division has reduced inventories, which had led to both a reduction in capital employed and a consequent decrease in volume related rebates from our suppliers. Another activity that did increase sales, however, was the Division's software business ASAP, which can be attributed in part to strong promotions by a software supplier during the year.

        In 2002, the organic sales growth was nil. The "organic" analysis eliminates all factors that disturb a like-for-like comparison in the Division. These factors are currency exchange rate movements, the acquisition of the USOP activities, variations in the number of working days. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of the underlying growth year-on-year. The factors mentioned above can have a significant impact on the Division's reported results. Their exclusion provides a useful insight into the underlying performance of the Division and enables us to monitor the performance of both the underlying businesses and acquired businesses. Organic performance can be materially different to the Division's reported performance.

Added value

        In the Office Products North America Division, added value decreased by 9.1% to EUR 1,261 million in 2002 from EUR 1,388 million in 2001. Excluding currency translation effects, the decrease was 4.1%. The percentage of lower margin software and computer supplies sales increased relative to sales of furniture and other higher margin discretionary items compared to 2001. The proportion of contract sales increased and, in addition, strategic and large-account customers accounted for an increasingly large portion of the Division's sales. As a consequence, the gross margin was lower. In general, gross margins for individual products and services were relatively stable. Apart from the pressure on the overall gross margin, the decrease in volume related supplier rebates and higher allowances paid to our customers had an adverse effect on added value. This was partly offset by the full year consolidation in 2002 of the previously acquired USOP business.

Operating result

        Following the outcome of the annual goodwill impairment test, an impairment of EUR 423 million was recorded in 2002 as the business performance was lower than expected when the relevant acquisitions were made. Amortization of goodwill remained was stable at EUR 47 million in 2002 compared to EUR 48 million in 2001. In 2001, no goodwill impairment was recorded

        Lower added value was only partly compensated by a decrease in labor and other operating costs compared to 2001. Significant synergy savings were realized through the successful integration of the acquired USOP business, which was completed in the course of 2002 and the implementation of the restructuring program announced in May 2001. Total operating costs excluding depreciation of tangible fixed assets and internally used software improved as a percentage of sales from 20.6% in 2001 to 20.2% in 2002.

        Depreciation of tangible fixed assets and internally used software was EUR 69 million in 2002 and EUR 71 million in 2001. Measured at constant rates, depreciation increased by 1.5%.

Office Products Europe and Australia

	2002	2001	Change in EUR	Change at constant rates(1)
	(in millions of euro, except for percentages)
Net sales	1,540	1,496	2.9%	3.2%
Added value	413	398	3.8%	3.9%
Operating result	(75)	40	—	—
Added value as a percentage of net sales	26.8%	26.6%
Operating result as a percentage of net sales	(4.9%)	2.7%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

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

        Our Australian/New Zealand based Office Products Division again recorded excellent profitability on buoyant sales levels, though signs of weakening in the Australian economy began to put pressure on the still robust earnings growth in second half of the year. Net sales in this Division increased to EUR 419 million in 2002 from EUR 353 million in 2001, an increase of 18.7% of which about 5% is attributable to acquisitions. The company completed six acquisitions for the year, adding EUR 25 million in annualized sales. These acquisitions improved regional coverage as well as added to the product range offered to customers.

        In 2002, sales in the Office Products Europe Division, declined by about 7% organically whereas sales in the Office Products Australia Division increased by about 14% organically. The "organic" analysis eliminate all factors that disturb a like-for-like comparison in the Divisions. These factors are currency exchange rate movements, acquisitions (such as the Samas activities), divestments, variations in the number of working days. We use "organic" analysis, in conjunction with constant exchange rates to give a measure of the underlying growth year-on-year. The factors mentioned above can have a significant impact on the Divisions' reported results. Their exclusion provides a useful insight into the underlying performance of the Divisions and enables us to monitor the performance of both the underlying businesses and acquired businesses. Organic performance can be materially different to the Divisions' reported performance.

Added value

        Added value in the Office Products Europe and Australia Divisions combined increased by 3.8% to EUR 413 million in 2002 from EUR 398 million in 2001, or 3.9% measured at constant exchange rates. This increase is predominantly a result of the sales growth in Australia and the full year consolidation in 2002 of the acquired Samas business. In the Office Products Europe Division, the gross margin increased as a result of the further penetration of products sold under its own corporate brand and the use of customer profitability analyses. Overall gross margins for individual products and services were relatively stable. Added value was negatively impacted by an increase in delivery expenses.

Operating result

        Following the outcome of the annual goodwill impairment test, an impairment of EUR 124 million was recorded in 2002 as the calculated fair value of the European Office Products businesses combined was lower than the book value. In 2001, no goodwill impairment was recorded. Amortization of goodwill was EUR 15 million in 2002 and EUR 13 million in 2001.

        Operating result was positively affected due the increase in added value, whereas labor and other operating costs increased by only 1.9%, despite the full year consolidation in 2002 of the acquired Samas activities in 2001. This is primarily due to synergy savings realized by the successful integration of the Samas activities, which was completed in the course of 2002, and by cost savings as a result of restructuring measures, which were taken in 2001 and fully affected in 2002. Depreciation costs increased by 12.3% in 2002 compared to 2001 at constant rates, predominantly as a result of the full year consolidation of the acquired Samas activities.

Graphic Systems

	2002	2001	Change in EUR	Change at constant rates(1)
	(in millions of euro, except for percentage)
Net sales	489	565	(13.5%)	(13.5%)
Added value	118	135	(12.6%)	(12.6%)
Operating result	23	38	(39.5%)	(39.5%)
Added value as a percentage of net sales	24.1%	23.9%
Operating result as a percentage of net sales	4.7%	6.7%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales in the Graphic Systems Division decreased by 13.5% to EUR 489 million in 2002 from EUR 565 million in 2001. The continuing economic malaise affected the Division's customer base in 2002 as reduced advertising and direct marketing programs hurt the demand for printing. Accordingly, printers avoided making capital expenditures on printing presses. The Graphic Systems Division experiences more cyclicality in its results than Buhrmann's other divisions as the sale of capital goods such as printing presses is more susceptible to changes in the general economic climate.

        Sales of services, supplies and spare parts ("3 S's") further increased which has partly offset the decline in the sale of machinery. The strategic significance of the "3 S's" activities is to make the results of our entire graphic business less sensitive to the traditional economic cycle than the printing press market. As a benchmark, the gross margin of this business is now covering 58% of the total cost of the entire Graphic Systems Division, up 5 percent from 53% in 2001.

Added value

        Added value in the Graphic Systems Division decreased by 12.6% to EUR 118 million in 2002 from EUR 135 million in 2001. The increased contribution of the "3 S's" business, which have higher margins, and lower inventory provisions following increased inventory turns of offset printing equipment, could not compensate for the decrease in added value of machinery.

Operating result

        In the Graphic Systems Division, operating result decreased due to a decline in added value while labor, other operating, and depreciation costs, slightly increased. The investments associated with this year's launch of the NexPress digital printing press caused an increase in operating costs. Excluding these investments, the Division's costs would have been lower than in 2001 as the total number of staff was further reduced to adjust to the lower levels of business activity.

Paper Merchanting

	2002	2001	Change in EUR	Change at constant rates(1)
	(in millions of euro, except for percentages)
Net sales	2,988	3,126	(4.4%)	(3.8%)
Added value	461	475	(2.9%)	(2.1%)
Operating result	44	90	(50.0%)	(51.8%)
Added value as a percentage of net sales	15.4%	15.2%
Operating result as a percentage of net sales	1.5%	2.9%

(1)
We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the "Use of Non-GAAP Financial Measures" section of this Item 5.

Net sales

        Net sales in the Paper Merchanting Division decreased by 4.4% to EUR 2,988 million in 2002 from EUR 3,126 million in 2001. Measured at constant exchange rates, the decrease amounted to 3.8%. The negative economic conditions that began in 2001 continued throughout 2002. Low levels of advertising and direct marketing activity adversely affected demand for paper in the commercial print segment. This was particularly the case for coated paper, which accounts for approximately 50% of this segment. The display business segment suffered as advertising screen-printing activity was lower and point-of-sale materials printing declined. The sales volume in the office paper market increased, whereas it declined in the secondary packaging market. In this adverse environment, Buhrmann increased its market share by maintaining excellent customer service levels—the primary variable in the paper merchanting business. The Division's branding strategy is also a clear contributor to increasing customer loyalty. Overall Buhrmann tonnage shipped was slightly lower compared with the year earlier in a market where industry tonnage was down by 5%. Average paper prices were almost 4% lower than in 2001. Organically, sales were also 4% lower than last year. The sales mix between "stock" and lower priced "indent" (paper ordered through merchants but delivered directly from the mills) was stable in 2002.

Added value

        Added value in the Paper Merchanting Division decreased by 2.9% to EUR 461 million in 2002 from EUR 475 million in 2001. Measured at constant exchange rates, the decline was 2.1%. This decrease was due to lower average paper prices while gross margins were slightly higher in 2002 compared to 2001. In order to improve profitability, the Division has initiated actions to address specific business areas that yield unsatisfactory returns. In addition, the strategy aimed at increasing the share of paper sales under Buhrmann's group brands is contributing to maintaining or improving gross margins.

Operating result

        Following the outcome of the annual goodwill impairment test, an impairment of EUR 26 million was recorded in 2002. In 2001, no goodwill impairment was recorded. Amortization of goodwill was stable at EUR 4 million in 2002 and EUR 3 million in 2001.

        Operating result was negatively affected by lower added value whereas labor and other operating costs were comparable with 2001 as savings achieved through controlling internal costs and modest headcount reduction programs were more or less offset by cost inflation.

Corporate

        Corporate net operating expenses not allocated to the Divisions were EUR 16 million in 2002 and EUR 18 million in 2001. In 2002, some incidental gains such as insurance benefits and some property gains were recorded.

        Amortization cost of goodwill not allocated to the Divisions was EUR 4 million in 2002 and EUR 3 million in 2001.

Liquidity and Capital Resources

Liquidity

        Buhrmann's liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring. Our primary source of liquidity is cash generated from operations. The following table sets forth cash flow movements for the periods indicated:

	2003	2002	2001
Net cash provided by operating activities	272	258	469
Net cash provided by (used in) investing activities	544	(138)	(766)

Available cash flow	816	120	(297)
Net cash provided by (used in) financing activities	(681)	(208)	420

Net cash flow	135	(88)	123

Net cash provided by operating activities:

        Net cash from operating activities was EUR 272 million in 2003 compared to EUR 258 million in 2002, an increase of EUR 14 million.

        Lower working capital levels of EUR 29 million and lower interest payments of EUR 50 million caused an increase in cash flow from operating activities in 2003 compared to 2002 which was offset by a EUR 58 million lower operating result adjusted for non-cash items (depreciation of tangible fixed assets and internally used software, amortization and impairment of goodwill, additions to provisions and other financial income) and higher profit tax payments of EUR 6 million in 2003 compared to 2002.

        Average working capital as a percentage of net sales decreased further from 12.9% in 2002 to 12.4% in 2003.

        Interest payments were lower in 2003 compared to 2002 as a result of lower average interest bearing debt due to early repayments, especially from the proceeds of the sale of the Paper Merchanting Division as well as the positive cash flow from operations.

        Cash flow from operating activities in 2003 includes a receipt of EUR 79 million of indemnities resulting from the arbitration proceedings against the French company Ipfo Bail.

        Operating result in 2003 was lower than in 2002 mainly due to lower sales levels as explained under "Results of operations—year ended December 31, 2003 compared to year ended December 31, 2002" above.

        Profit tax payments were higher in 2003 compared to 2002 due to higher taxable income in certain countries where no loss carry-forwards exist.

        Cash flow from operating activities includes EUR 50 million of cash expenditure in 2003 and EUR 29 million in 2002 relating to cost saving restructuring measures. In 2004, Buhrmann expects to pay the remaining liability of EUR 42 million in connection with these cost saving restructuring measures.

Net cash provided by (used in) investing activities:

        Net cash from investing activities was EUR 544 million positive in 2003 compared to EUR 138 million negative in 2002.

        Capital expenditure amounted to EUR 79 million in 2003 compared to EUR 107 million in 2002. Buhrmann expects to incur a level of capital expenditure over the next few years of approximately EUR 90 million per year, subject to unforeseen circumstances. A significant portion of our capital expenditure represents the development of IT, eCommerce and logistics systems. Buhrmann is committed to investing further in these systems.

        Cash used for acquisitions predominantly relates to Office Products Australia and amounted to EUR 10 million in 2003 compared to EUR 9 million in 2002.

        Divestment proceeds in 2003 were EUR 645 million compared to EUR 68 million in 2002. Divestment proceeds in 2003 consist of the proceeds from the sale of the Paper Merchanting Division (EUR 637 million) and the sale of DocVision B.V. (EUR 8 million). In 2002, divestment proceeds includes an early redemption of loan notes which Buhrmann received as part of the consideration for the sale of the Information Systems Division in 2000.

        Payments for integration of acquisitions amounted to EUR 8 million in 2003 compared to EUR 90 million in 2002. These payments relate predominantly to the integration of the acquired Samas and USOP businesses.

        The resulting available cash flow operations after giving effect to investment activities was EUR 816 million in 2003 compared to EUR 120 million in 2002.

Net cash provided by (used in) financing activities:

        Net cash used in financing activities was EUR 681 million in 2003 compared to EUR 208 million in 2002.

        Total net repayment of long-term debt was EUR 600 million in 2003 and EUR 162 million in 2002. In 2003, early repayments were mostly funded out of the proceeds of the sale of the Paper Merchanting Division supplemented by cash flows from operations. Total net repayments in 2002 includes EUR 71 million funded out of the proceeds of the aforementioned early redemption of loan notes and a voluntary repayment of EUR 100 million out of other positive available cash flow. In December 2003, Buhrmann placed its EUR 115 million of Convertible Subordinated Bond and entered into the Senior Credit Facility which together replaced the former Senior Credit Facility.

        The financing fees and related advisory costs paid for the issue of the Convertible Subordinated Bonds and the entering into the Senior Credit Facility amounted to EUR 25 million. As a result of the repayment of long-term debt, some interest rate swaps were settled, in accordance with Buhrmann's policy on hedging for interest rate risks, which resulted in a cash outflow of EUR 40 million in 2003. The remaining forward foreign exchange- and interest rate swap contracts had an estimated negative market value of EUR 10 million at December 31, 2003 which will result in cash outflows in the coming years.

        In 2003, Buhrmann paid cash dividends on its Preference Shares A of EUR 11 million. The cash dividend for the year 2003, payable in 2004, on Preference Shares A is also EUR 11 million. The dividend on Preference Shares C for 2002 and 2003 was paid entirely in additional Preference Shares C. The dividend on Ordinary Shares for 2002 which was EUR 0.07 per share was paid in additional Ordinary Shares whereby shareholders had the option to receive the equivalent in cash. The dividend on Ordinary Shares for 2003 was also EUR 0.07 per Ordinary which was paid out entirely in additional Ordinary Shares.

        The resulting net cash flow was EUR 135 million positive in 2003 compared to EUR 88 million negative in 2002 which was reflected in the movements in net liquid funds.

Capital Resources

        Our cash requirements for needs in excess of cash generated by operations are largely funded by borrowings under arrangements with commercial banks and debt raised in the capital markets.

        Buhrmann incurred substantial indebtedness in connection with the acquisition of Corporate Express in October 1999 which was partly funded through a Senior Credit Facility and the issuance of the 12 1/4% Notes. After the sale of the Paper Merchanting Division, the original Senior Credit Facility was replaced with the Senior Credit Facility in December 2003. In addition to the new Senior Credit Facility, Buhrmann issued its EUR 115 million Subordinated Convertible Bond in December 2003 with listing on the Amsterdam Stock Exchange. Buhrmann also has an Accounts Receivable Securitization Program under which funds are raised by pledging accounts receivable from subsidiaries in the Netherlands and the USA as security for short-term and medium-term borrowings.

The New Senior Credit Facility and the 12 1/4% Notes

        The new Senior Credit Facility was arranged in the course of 2003 and funded on December 31, 2003. The new Senior Credit Facility consists of a Term Loan A of EUR 120 million and Term Loans B with tranches of EUR 50 million and USD 380 million plus a working capital facility of EUR 255 million. The security provided for the new Senior Credit Facility is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. The interest rate margins vary with the leverage ratio (pricing grid). The initial margin for both the working capital facility and the Term Loan A is 2.50% and for the Term Loans B 2.75%. The working capital facility carries a fee of 0.75% for the undrawn balance. The documentation of the new Senior Credit Facility allows for an increase in the working capital facility as well as increases in term loans subject to meeting certain conditions such as a maximum leverage ratio. This gives the Company the opportunity to raise funds for refinancing other components of the capital structure such as the 12 1/4% Notes.

        The 12 1/4% Notes are issued for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on November 1, 2009. From November 1, 2004 Buhrmann has the option to redeem all, or a portion of, the notes at contractual rates above par.

        The new Senior Credit Facility and the indenture for the 12 1/4% Notes impose certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Also, Buhrmann is required to apply a percentage of the proceeds of any equity offering and sale of assets to the prepayment of debt under the facility. Under the new Senior Credit Facility, Buhrmann must also comply with certain financial covenants. Buhrmann was in compliance with these financial covenants at December 31, 2003. It is noted that among other things, the earnings before depreciation of tangible fixed assets and amortization and impairment of goodwill used for banking covenant calculation purposes may differ significantly as derived from the Consolidated Financial Statements due to specific contractual definitions. Also, profit and loss items are calculated on a rolling four-quarterly basis. If Buhrmann fails to comply with the covenants in the Senior Credit Facility, there could be an event of default under the new Senior Credit Facility. In addition, the lenders under the new Senior Credit Facility could demand repayment of the debt under the new Senior Credit Facility, and seek to foreclose on Buhrmann's assets that secure the new Senior Credit Facility. Buhrmann can on occasion obtain consent from its lenders to amend certain terms and conditions of the new Senior Credit Facility, which may involve additional fees.

7-year Subordinated Convertible Bond

        In addition to the new Senior Credit Facility, in December 2003, Buhrmann issued its EUR 115 million Subordinated Convertible Bond in December 2003 with listing on the Amsterdam Stock Exchange. The Subordinated Convertible Bond has a coupon of 2% which is payable annually on June 18 and is convertible in Buhrmann Ordinary Shares at a conversion price of EUR 8.40 per Ordinary Share. The Subordinated Convertible Bond must be redeemed on or before December 18, 2010. Buhrmann has the option to redeem the Subordinated Convertible Bond after July 9, 2008 if the official closing price of Buhrmann's Ordinary Shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

Accounts Receivable Securitization Program

        Buhrmann has an Accounts Receivable Securitization Program under which funds are raised by pledging accounts receivable from operating companies in the Netherlands and the US as security for short-term and medium-term borrowings. The operating companies sell their accounts receivable to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of Short Term Notes and Medium Term Notes. At December 31, 2003, accounts receivables of EUR 248 million were pledged under this program. The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in the Consolidated Balance Sheet.

        The Short Term Notes are issued in USD, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged, fluctuate as a result of liquidity requirements, advance rates calculated and invoices outstanding. The maximum amount of Short Term Notes outstanding during 2003 was EUR 69 million. To ensure availability of re-financing for the notes, a back-up liquidity facility has been arranged. At December 31, 2003 and December 31, 2002 no Short Term Notes were outstanding.

        In July 2002, Medium Term Notes in USD and GBP were issued. As a consequence of the sale of the Paper Merchanting Division, the collateral for the Notes denominated in GBP in the form of accounts receivables denominated in GBP generated by Paper Merchanting companies in the UK, no longer existed. The Notes outstanding in GBP, amounting to GBP 107 million were therefore redeemed on November 25, 2003. At December 31, 2003, USD 100 million of Medium Term Notes were outstanding. The average interest margin, including issuers cost, is approximately 0.50% over LIBOR.

        The transactions relating to the accounts receivable securitization program are as follows:

        The Buhrmann operating companies in the Netherlands and the United States that sell their accounts receivable into Buhrmann's securitization program are called the Dutch Originators and US Originators, respectively. The Dutch Originators sell their receivables on a true sale basis to the European Receivables Warehouse: Buhrmann Silver SA. Buhrmann Silver SA (a wholly owned Buhrmann subsidiary) sells the receivables onward to the Silver Securitisation B.V. (the European Master Purchaser). Silver Securitisation B.V. is a separate company of which the shares are held by a Stichting (Dutch Foundation) which is controlled by a board independent from Buhrmann. Silver Securitisation B.V. holds the European receivables and issues Buhrmann Notes with the receivables as security to the investors in these Notes. Investors in the Notes are Rheingold no 11 Ltd (a Jersey company sponsored by Deutsche Bank AG) as Initial Buhrmann Note Purchaser and Silver Funding Ltd as MTN issuer. The shares of Silver Funding are held by the Silver Funding Charitable Trust which is controlled by a board that is independent from Buhrmann.

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

        With the Buhrmann Notes and Buhrmann US Notes as collateral, Rheingold no 11 Ltd and Silver Funding Ltd raise funds in the market. Rheingold no 11 issues Commercial Paper (Short Term Notes) through the CP Issuer Rheingold Securitisation Ltd. Silver Funding Ltd issues Medium Term Notes, which are listed on the Luxembourg Stock Exchange, in USD and EUR. As the EUR denominated notes have the USD pool as their primary collateral, the Notes outstanding in EUR have been swapped to USD until maturity of the Notes.

        Buhrmann Stafdiensten B.V. (a Dutch Buhrmann company) services the program.

        The receivables sold by the Dutch Originators and the US Originators to Buhrmann Silver SA and Buhrmann Silver US LLC are included in Buhrmann's Consolidated Balance Sheet, both under Dutch GAAP and US GAAP. Also the Buhrmann Notes issued by Silver Securitisation B.V. and the Buhrmann US Notes issued by Buhrmann Silver US LLC are included in Buhrmann's Consolidated Balance Sheet, both under Dutch GAAP and US GAAP.

Total scheduled debt payments, interest rate and currency hedges

        As at December 31, 2003, Buhrmann is required to make the following scheduled debt payments:

	2004	2005	2006	2007	2008	>2008	TOTAL
	(in millions of euro)
Term Loan A	8	16	16	26	26	28	120
Term Loans B	4	4	4	4	4	331	351
12 1/4% Notes	—	—	—	—	—	277	277
Convertible Bonds	—	—	—	—	—	115	115
Securitized Notes	—	—	—	79	—	—	79
Overdrafts + Others	21	15	—	—	—	3	39

Total debt	32	35	20	109	30	755	981

        Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann's interest cost with respect to its long-term debt, of which 58% was issued at variable interest rates and 42% at fixed interest rates at December 31, 2003. The principal hedging agreements are a series of interest rate swaps (in euro and US dollars) with a total principal of EUR 238 million at December 31, 2003 for appropriate maturities. These swaps adjusted the interest rate profile of the long-term debt at December 31, 2003 to 67% fixed and 33% variable. For more information about our hedging policies and interest rate swaps, we refer to Item 11 "Quantitative and Qualitative Disclosure about Market Risk".

        Buhrmann also purchases various financial instruments and enters into certain agreements in the ordinary course of business in order to hedge price and foreign currency risks arising from the purchase of raw materials and the sale of its products.

        Buhrmann US Inc. is the principal borrower under the new Senior Credit Facility and the issuer of the 12 1/4% Notes for the Buhrmann Group. Proceeds from borrowings received by Buhrmann US Inc. are used to finance the Group.

Research and development

        Buhrmann's policy is to expense costs of research as incurred and to capitalize costs of development. Costs of research were insignificant in the years 2003, 2002 and 2001.

Inflation

        Cost inflation has been in line with the general economic conditions at around 2% in Buhrmann's primary US and European markets for each of the last three fiscal years.

Contractual Obligations, Contingent Liabilities, Commitments and Guarantees

        The table below presents our on- and off balance sheet contractual cash obligations as at December 31, 2003 (in millions of euro).

	Payments due by period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Total gross borrowings and interest	1,312	91	167	244	810
Rent and Operating Leases	436	85	123	93	135
Repurchase guarantees	64	20	27	13	4
Other contractual obligations and guarantees	24	22	2	—	—

Total contractual cash obligations	1,836	218	319	350	949

        Total gross borrowings at December 31, 2003 were EUR 981 million in total which is further detailed under "Financing Activities" above. Interest included in the table above does not include the effect of interest rate swaps which are described under off balance sheet arrangements below.

        Rent and Operating Leases of EUR 436 million in total at December 31, 2003 are primarily related to distribution facilities and offices that the Company leases under non-cancelable operating leases. The amounts are the nominal value of future lease payments are netted for sub-leases.

        Repurchase guarantees of EUR 64 million in total at December 31, 2003 mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

        Other contractual obligations and guarantees include investment commitments relating to expenditure on projects, such as the development of IT systems.

Off-balance sheet arrangements

        On October 28, 1999, Buhrmann entered into a Stock Purchase Agreement with affiliates of Apollo and affiliates of Bain for the purchase of 35,000 of Buhrmann Preference Shares C. Under the terms of the Stock Purchase Agreement, Apollo and Bain have certain rights, among which is the right to convert the Preference Shares C into Ordinary Shares at a certain conversion price and the right in case of a change in control to request that Buhrmann cancel or repurchase the Preference Shares C. Buhrmann has the right to cancel or repurchase all outstanding Preference Shares C if certain conditions are met. Certain of the material rights of Apollo and Bain which exist under the Stock Purchase Agreement are summarized in Item 7 "Major Shareholders and Related Party Transactions—Related Party Transactions" and Item 10 "Additional Information—Articles of Association of Buhrmann NV—Preference Shares C". The Stock Purchase Agreement has been filed as exhibit 4.1 to this annual report.

        Buhrmann's operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are separated from Buhrmann in pension funds to which Buhrmann makes contributions. For its employees in the United States, Buhrmann sponsors several defined contribution plans and a defined benefit plan with a relatively small number of participants.

        Buhrmann has commitments to purchasers of divested businesses with respect to indemnifications and representations and warranties. These commitments include indemnifications for the imposition of additional taxes upon the divested company and/or the purchaser over the period before the divestment. For these indemnification and warranty commitments, a provision of EUR 35 million is included in the consolidate balance sheet at December 31, 2003. This provision is calculated based on the expected payments to be made under these indemnification and warranty commitments.

        In connection with the Accounts Receivable Securitization Program, or the Program, Buhrmann has entered into agreements pursuant to which Buhrmann has agreed to guarantee the performance of the Dutch and US Originators and the Servicers (including compliance with the terms of the documentation under the Program relating to selection and servicing of receivables). However, Buhrmann does not guarantee payment on any accounts receivable sold to the Master Purchasers in accordance with the documentation under the Program nor does Buhrmann guarantee repayment of the Notes. Buhrmann's obligations under the guarantees issued in connection with the Program are not quantifiable and are contingent in nature. For more information about the agreed guarantees in connection with the Program, we refer to the material contracts related to the Program which are filed as Exhibits 4.7 through 4.16. The transactions in the Program are described under "Accounts Receivable Securitization Program" above.

        Buhrmann has entered into a number of forward foreign exchange and currency swap contracts and interest rate swap contracts which had an estimated negative market value of EUR 10 million at December 31, 2003. The estimated market value of the outstanding forward foreign exchange and currency swap contracts and interest rate swap contracts indicates how much Buhrmann would have to pay as per the balance sheet date in exchange for termination of these contracts without further commitments.

        Buhrmann has issued certain performance guarantees, usually in the form of standby letters of credit, to an estimated maximum amount of EUR 10 million at December 31, 2003. The major part of these guarantees expire latest on December 31, 2004.

Variable Interest Entities

        FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities" requires certain disclosures of variable interest entities and, as of January 1, 2003, the consolidation of certain of these variable interest entities under US GAAP, see "New Accounting Pronouncement" below.

        Based on a preliminary review, Buhrmann has determined that at December 31, 2003 it had a variable interest in Silver Securitisation B.V., Rheingold no 11 Ltd and Silver Funding Ltd, as described under "Accounts Receivable Securitization Program" above. The consolidation under US GAAP of these variable interest entities would not have had a material impact on net result or Group equity.

New Accounting Pronouncements

Dutch GAAP

        In December 2003, new Guidelines for Annual Reporting applicable in the Netherlands were issued, most of which became effective January 1, 2004. Under the new Guidelines, in addition to more extensive disclosure requirements, the most important accounting changes that might have an impact on Buhrmann's consolidated results of operations, financial position and cash flows as of January 1, 2004 are the following:

  •
  clarification of the conditions under which website development costs are to be capitalized (RJ 210);

  •
  impairments foreseeable in the near future can no longer be taken into account in the valuation of current assets (RJ 220);

  •
  explicit distinction between equity in the statutory and consolidated financial statements and additional guidance with respect to classification of an equity financial instruments (RJ 240);

  •
  detailed guidance with respect to the recognition of results on intercompany transactions in the statutory and consolidated financial statements (RJ 520).

        Buhrmann is currently reviewing the impact of these new Guidelines on its consolidated results of operations, financial position and cash flows.

        Furthermore, a new guideline regarding Employee Benefits (RJ 271) was released which contains clarifications and changes for accounting of, among others, defined benefit plans. This guideline is based on IAS 19 as part of the convergence project between Dutch GAAP and IFRS. This guideline is not mandatory until January 1, 2005. Buhrmann will not implement this guideline before January 1, 2005.

US GAAP

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting and (2) if an arrangement consists of more than one unit of accounting, how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. For Buhrmann, EITF 00-21 is effective as of January 1, 2004. Buhrmann is currently reviewing the impact that adoption of EITF 00-21 will have on its consolidated results of operations, financial position and cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For variable interest entities created or acquired on or after January 31, 2003, FIN 46 was effective immediately. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 is effective for Buhrmann's 2004 Consolidated Financial Statements. The disclosures requirements of FIN 46 are effective for Buhrmann's 2003 Consolidated Financial Statements for all variable interests which are within the scope of FIN 46. In December 2003 the FASB issued FASB Interpretation No. 46 R, or FIN 46R, "Consolidation of Variable Interest Entities (Revised)." FIN 46R modifies the scope exceptions provided in FIN 46. As of the end of the first interim or annual reporting period ending after March 15, 2004, the provisions of FIN 46R replace the provisions of FIN 46 for all variable interest entities created or acquired after January 31, 2003. Buhrmann currently does not expect that FIN 46 or FIN46R will have a material impact on its consolidated results of operations, financial position and cash flows.

        In December 2003, the FASB issued revised SFAS No. 132, "Employers' Disclosure about Pensions and Other Post Retirement Benefits an amendment of FASB Statement No. 87, 88 and 106". The revision of SFAS No. 132 does not change the measurement or recognition of post retirement benefit plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". This statement retains the disclosure requirements of SFAS No. 132, which it replaces. It requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations of defined benefit pension plans and other defined benefit postretirement plans. Buhrmann has adopted the effective provisions of SFAS No. 132 (revised) for its 2003 Consolidated Financial Statements and will adopt the remaining provisions for its 2004 Consolidated Financial Statements.

IFRS

        From January 1, 2005, all European publicly listed companies are required to report on the basis of International Financial Reporting Standards (IFRS). In 2003, Buhrmann has started preparations for the transition in 2003, aiming to begin external reporting on the basis of IFRS from the 2005 reporting periods onwards. If changes in our Dutch GAAP based accounting principles need to be made in the period ahead, we aim to align as much as possible to the accounting principles as expected under IFRS. Although still some of the accounting standards under IFRS are not yet finalized, it is expected that our reporting will be influenced especially in the areas of pensions, goodwill and financial instruments including equity components such as preference shares and options. At December 31, 2003 no firm indications of the effects on the reported performance can be provided.

Recent developments

        On June 3, 2004 Buhrmann announced a tender offer with respect to all of its USD 350 million 12 1/4% Notes.

        The tender offer, subject to withdrawal, comprises a total consideration which will be determined, in accordance with customary market practice, by reference to a fixed spread of 50 basis points over the yield to maturity of the 7 7/8% US Treasury Note due November 15, 2004. The total consideration includes a consent payment equal to USD 10 per USD 1,000 principal amount of the 12 1/4% Notes purchased.

        Buhrmann expects to obtain the funds necessary to consummate the Offer through the offer and sale of debt securities, borrowings under its Senior Credit Facility and with cash on hand.

Trend information

        In addition to Buhrmann's stronger financial and operational base, the re-aligned and more focused marketing and sales efforts targeted at specific customer segments are having a positive effect on sales volumes. Global sourcing initiatives and growth in our private brands should be beneficial to our absolute margins, although average, selling prices are lower for our private brands than for manufacturers' brands. We expect available cash flow for the full year 2004 to be positive.

        In our largest market, the United States, large organizations within public services and the corporate sector continue to focus on productivity improvements. Provided gross domestic product growth figures remain positive and employment rates rise, we expect white-collar employment rates also to rise in due course.

        In our three major European markets, the United Kingdom, Germany, and the Benelux, we see a mixed picture: positive gross domestic product and employment trends in the United Kingdom, offset by continuing weakness in Germany and the Benelux. Our business performance in these markets broadly reflects these macro trends, but the impact of management actions is becoming more visible.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

        In accordance with Dutch law, Buhrmann has a two-tiered board structure, consisting of a Supervisory Board, with seven non-executive Members, and an Executive Board with four executive Members as of June 1, 2004.

Supervisory Board

        The following briefly describes the functions and characteristics of the Supervisory Board and its various committees.

Tasks and procedure

        Pursuant to the rules and regulations governing the Supervisory Board it is the Supervisory Board's responsibility to supervise the policy of the Executive Board and the general affairs of Buhrmann as well as to assist the Executive Board by providing advice. In doing so, the Supervisory Board is guided by the interests of the Company and the relevant interests of the Company's stakeholders. The Supervisory Board is responsible for the quality of its own functioning. In addition, the Rules and Regulations of the Supervisory Board govern the allocation of tasks and working methods of the Supervisory Board.

Independence

        The Supervisory Board is composed of persons such that the Members can act critically and independently of one another, and of the management and any particular self-interest.

        The Rules and Regulations of the Supervisory Board determine that the majority of the Members of the Supervisory Board shall be independent. As Holders of the Company's Preference Shares C, each of Apollo and Bain have the conditional right to propose for nomination one Member of the Supervisory Board (See Item 7 "Major Shareholders and Related Party Transactions—Holders of Preference Shares C—Board Representation"). The Members of the Supervisory Board appointed pursuant to this right are not considered "independent" Members as under the Rules and Regulations of the Supervisory Board.

Expertise and composition

        The qualification requirements for individual Members of the Supervisory Board and the requirements for the composition of the Supervisory Board are regulated in the profile of the Supervisory Board and provide that every Supervisory Board Member should be qualified to assess the outlines of the overall policy of Buhrmann and should have the specific expertise necessary for the fulfillment of his duty as described in the profile of the Supervisory Board. The Rules and Regulations further provide that the Supervisory Board should be composed in such a way that it can carry out its duty properly, and that the re-appointment of a Supervisory Board Member will only take place after careful consideration.

        The Rules and Regulations for the Supervisory Board determine that a Board Member should limit the number of board memberships and other functions such that he is able to guarantee satisfactory execution of his function at Buhrmann. This topic should be considered in the annual evaluation of the functioning of the Board, among others.

        A resolution to appoint or to remove a Member of the Supervisory Board other than on the proposal of the Supervisory Board requires a majority of the votes cast representing more than one-third of the issued capital. Members of the Supervisory Board are appointed by the General Meeting of Shareholders for a period of four years.

        As of January 1, 2004, a new re-appointment schedule has been drawn up, on the assumption that Board Members may in principle serve a maximum of three terms of four years on the Board.

Committees of the Supervisory Board

        Without prejudice to its own mandatory responsibilities pursuant to Dutch law, the Supervisory Board has formed an Audit Committee and a Compensation, Nominating and Corporate Governance Committee, each consisting of three Members of the Supervisory Board. Aside from the specific mandates given the Committees pursuant to their respective charters, the overall task of these Committees is in general to prepare the foundation to support and inform decision-making processes of the Supervisory Board. In its report the Supervisory Board reports on the duties of the Committees that have been carried out in the financial year.

        The Supervisory Board can delegate decisions, concerning the execution of policies adopted by it, to its Committees. This delegated authority should in all cases be limited to a maximum of one year with the possibility of renewal and the respective Committee should report to the Supervisory Board those decisions it has made on the basis of such delegation.

Audit Committee

        The function of the Audit Committee is to assist the Supervisory Board on the execution of its supervisory responsibility concerning, among other things, the execution, policy and procedures of the Company in the area of financial administration and financial reporting and internal control systems, the integrity of the financial reports and the evaluation and independence of the external auditor. The current Audit Committee Members are Messrs. Jacobs, Peelen and Smit.

        The meetings of the Audit Committee are attended by the Chief Executive Officer, the Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit and the external auditor, among others.

        The Audit Committee has a delegated authority to take independent decisions about the approval of the "non-audit services" as set forth in the "Policy on the External Auditor Independence and Services." See Item 16C "Principal Accountant Fees and Services—Policy Regarding External Auditor Independence and Services".

        Pursuant to the Audit Committee Charter all Members of the Audit Committee shall be independent in accordance with the definition of independence in the Rules and Regulations of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee

        Given the size of the Board, it was decided to combine the tasks in the areas of the Board nomination, remuneration policy and corporate governance into one Committee. The current members of the Compensation, Nominating and Corporate Governance Committee are Messrs. Van den Hoek, Peelen and Zwartendijk.

        The Compensation, Nominating and Corporate Governance Committee is tasked with assisting the Supervisory Board with, among other things, the policies underlying compensation of management, the proposal for and regular review of the Company's remuneration policy, in general the compensation, function and nominating of Members to both the Executive Board and the Supervisory Board and advising the Supervisory Board with respect to the corporate governance practices of the Company.

Conflicts of interests

        Pursuant to the Rules and Regulations, every form and appearance of a conflict of interest between Buhrmann and the Supervisory Board should be avoided. Decisions to engage in transactions in which interests of Board Members play a role, which have a material significance for the Company and/or for the Board Members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for all decision-making concerning the handling of conflicts of interest of Members of the Executive Board and Supervisory Board, major shareholders and the external auditor in relation to the Company.

        In addition, the Rules and Regulations require that transactions with natural persons or legal entities be disclosed if these natural persons or legal entities control at least 10% of the voting power in the Company.

Members of the Supervisory Board

        The Members of the Supervisory Board as of December 31, 2003 were as follows:

Paul C. van den Hoek (1939), Chairman

        Position: Barrister in Amsterdam (Stibbe). Nationality: Dutch. Appointed in 1993, current term of office until 2004. Supervisory directorships: ASM International N.V. (Chairman), Ballast Nedam N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V. (Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), AON Groep Nederland B.V., Wavin B.V. (Chairman), Euronext Amsterdam N.V. Mr. van den Hoek is a Member of the Compensation, Nominating and Corporate Governance Committee.

Aad G. Jacobs (1936), Vice Chairman

        Previous position: Chairman of the Executive Board of ING Groep N.V. Nationality: Dutch. Appointed in 1998, current term of office until 2004. Supervisory directorships: N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Chairman), VNU N.V. (Chairman), ING Groep N.V., Johan Enschedé B.V. (Chairman), IHC Caland N.V., Imtech N.V. (Chairman). Mr. Jacobs is a Member of the Audit Committee.

Robert C. Gay (1951)

        Position: Managing Director Bain Capital, llc. Nationality: American. Appointed in 1999, current term of office until 2007. Supervisory directorships: IHF Capital, Nutraceutical, Maxim Crane, Alliance Laundry, SigmaKalon Group, Walco International and US Synthetics.

John J. Hannan (1953)

        Position: Managing Partner Apollo Management, l.p. Nationality: American. Appointed in October 2003, current term of office until 2007. Supervisory directorships: Apollo Investment Corporation, Vail Resorts, Inc., Pacer International, inc., Mt Sinai Children's Center Foundation, The Center for Arts Education, The Nightingale Bamford School, The Allen-Stevenson School. Mr. Hannan was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

Jan Peelen (1940)

        Previous position: Member Executive Committee of Unilever and member of Unilever Board. Nationality: Dutch. Appointed in 1999, current term of office until 2006. Supervisory directorships: VVAA Groep B.V., Friesland Coberco Dairy Foods Holding N.V., Arcadis N.V., Albron B.V. Mr. Peelen

is a Member of the Audit Committee and of the Compensation, Nominating and Corporate Governance Committee.

Gert H. Smit (1948)

        Previous position: Chairman of the Executive Board of Vedior N.V. Principal position: Managing Director TriFinance Holding B.V. nationality: Dutch. Appointed in 1998, current term of office until 2005. Supervisory directorships: Transavia Airlines C.V., Endemol B.V., Martin Schilder Holding B.V. Mr. Smit is a Member of the Audit Committee.

Rob Zwartendijk (1939)

        Previous position: Member of the Executive Board of Koninklijke Ahold N.V. Nationality: Dutch. Appointed in 1999, current term of office until 2005. Supervisory directorships: Nutreco Holding N.V. (Chairman), Koninklijke Numico N.V. (Chairman), Randstad Holding N.V., InnoConcepts N.V., Blokker Holding B.V. (Chairman), Telepanel Systems, inc., Lincoln Snacks Company. Mr. Zwartendijk is a Member of the Compensation, Nominating and Corporate Governance Committee.

Remuneration

        The General Meeting of Shareholders determines the remuneration for the Supervisory Board Members. The remuneration for a Supervisory Board Member does not depend on the Company's results. Remuneration for the Members of the Supervisory Board is composed entirely of base salary. Members of the Supervisory Board are not eligible to participate in any bonus or profit-sharing plans, or in any other incentive-based plans maintained by the Company. In addition, the Company does not provide pension benefits for Members of the Supervisory Board.

        The total remuneration to Members of the Supervisory Board in 2003 amounted to approximately EUR 270,000 and may be specified as follows (in thousands of euro):

	2003
P.C. van den Hoek	70.2	(1)(2)
A.G. Jacobs	53.3	(1)(2)
R.C. Gay	28.0
J.J. Hannan(3)	7.0
J. Peelen	30.3	(2)
A.P. Ressler(4)	21.0
G.H. Smit	30.3	(2)
R. Zwartendijk	30.3	(2)

Total	270.4

(1)
Including (pro rata) remuneration received as a Member of the Supervisory Board of Buhrmann Nederland Holding B.V.

(2)
Including remuneration received as a Member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable.

(3)
Mr. Hannan was appointed as a Member of the Supervisory Board on October 8, 2003.

(4)
Mr. Ressler retired from the Supervisory Board on October 8, 2003.

Share Ownership

        Of the Members of the Supervisory Board, only the following persons held interests in the capital stock of Buhrmann at June 1, 2004 as set forth below:

	Ordinary Shares	Depositary receipts of Preference Shares A(2)
P.C. van den Hoek(1)	31,364	—
A.G. Jacobs	954	411

	32,318	411

(1)
Mr. Van den Hoek transferred the discretionary management of his securities portfolio to an independent third party.

(2)
See Item 10 "Additional Information—Articles of Association" for a discussion of the voting rights relating to Preference Shares A.

        The Members of the Supervisory Board held no option rights to Buhrmann shares during 2003 and as at June 1, 2004.

        Members of the Supervisory Board individually and in the aggregate own less than one percent of Ordinary Shares and (depositary receipts of) Preference Shares A in Buhrmann.

Executive Board

        The following briefly describes the functions and characteristics of the Executive Board of Buhrmann.

Role and procedure

        The Executive Board is responsible for managing the Company's operations, which includes, among other things, the responsibility for determining and achieving the objectives of the Company for overseeing the implementation and direction of the Company's business strategy and policies and for the Company's results of operations. The Executive Board reports on these matters to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board focuses on the interests of the Company taking into consideration the interests of its stakeholders.

        The Executive Board is responsible for managing the Company's compliance with all relevant legislation and regulations, managing the risks associated with the Company's activities and the financing of the Company. The Executive Board reports to the Supervisory Board and the Audit Committee on these matters and with respect to risk management and internal control systems of the Company.

        The current Members of the Executive Board are appointed indefinitely. New Members of the Executive Board will be appointed for a term of four years, provided that market circumstances so permit. The Members, who are all Buhrmann employees, are appointed by the General Meeting of Shareholders on the proposal of the Supervisory Board. A resolution to appoint or to remove a Member of the Executive Board other than on the proposal of the Supervisory Board requires a majority of the votes cast representing more than one third of the issued capital.

Conflicts of interest

        It is the policy of the Company to avoid any conflict of interest or apparent conflict of interest between the Company and Members of the Executive Board. Decisions to engage in transactions where conflicts of interest of Executive Board Members are present, which are of material significance for the Company and/or for the Members of the Executive Board concerned, require the approval of the Supervisory Board.

Members of the Executive Board

        The Members of the Executive Board as of December 31, 2003 were as follows:

Frans Koffrie (1952)

        Mr. Koffrie is President and CEO and joined Buhrmann in 1988. In 1990 he was appointed a Member of the Executive Board and became the Group's President and CEO in 1998. Mr. Koffrie is a Dutch national, born in Weert, the Netherlands on May 15, 1952. He holds a Master's degree in Business Economics (Amsterdam University) and a Bachelors degree in Law (Erasmus University Rotterdam). Before he joined Buhrmann's predecessor VRG-Groep, he worked for Vroom & Dreesmann and Triumph-Adler Nederland B.V. Within the Executive Board he holds responsibility for: Strategy, Investor Relations & Corporate Communications, General and Legal Affairs, and Internal Audit. Mr. Koffrie currently holds a Supervisory Directorship in Wessanen NV, a Dutch public company.

Rudi de Becker (1946)

        Mr. de Becker joined Buhrmann in 2001 and was President of the Office Products Europe Division until he left the Company as of February 29, 2004, having accepted a position at another company. He was appointed a Member of the Executive Board in 2002 and non-executive board member of Corporate Express Australia Limited. Mr. de Becker was born in Bruges, Belgium, on September 2, 1946. He holds a degree in Economics from the University of Ghent and did a postgraduate study in Marketing at the same university. He joined Buhrmann following Buhrmann's acquisition of the Office Supplies Division of Samas-Groep N.V. where he had been an executive board member since 1998. Prior to that he held various senior management positions, amongst others with Bekaert, Rank Xerox Europe, and Black & Decker Professional Power Tools and Security Hardware.

George Dean (1947)

        Mr. Dean is responsible for the Graphic Systems Division and the Office Products Australia Division and joined Buhrmann in 1990. He was appointed a Member of the Executive Board in 1998 and he is also a non-executive board member of Corporate Express Australia Limited. He was President of the Paper Merchanting Division until the divestment of these activities on October 31, 2003. In addition to his responsibility for supervising the two afore-mentioned Divisions, Mr. Dean also holds responsibility within the Executive Board for Human Resources and Group Real Estate. Mr. Dean is a British national and was born in Perth (Scotland) on February 18, 1947. He holds a Bachelor of Science Honours Degree in Chemical Engineering from the University of Edinburgh. Before he joined Buhrmann's predecessor VRG-Groep in 1990, he worked with the Wiggins Teape Group for 21 years.

Mark Hoffman (1952)

        Mr. Hoffman is President and CEO of the Office Products North America Division and joined Buhrmann in 1999. He was appointed a Member of the Executive Board in 2002. Mr. Hoffman is an American national, born in Jackson, MI on August 31, 1952. He holds a Master's Degree in Business Administration from the Harvard Business School. Before he joined Buhrmann, he was the President and CEO of APS Holdings and held several other management functions with W.W. Grainger, TRW, inc. and Lockheed Corporation.

Floris Waller (1958)

        Mr. Waller joined Buhrmann in 1999, and was appointed a Member of the Executive Board and CFO in the same year. Mr. Waller is a Dutch national, born in Leiden, the Netherlands on December 21, 1958. He has a Master's Degree in Business Economics and a CPA Degree (both from the Erasmus University Rotterdam). Before he joined Buhrmann he worked with Unilever for 15 years in various financial management positions. Within the Executive Board he holds responsibility for: Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, the Holdings, and—jointly with the CEO—Investor Relations and Internal Audit.

Compensation

        The Remuneration Policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation Nominating and Corporate Governance Committee and adopted by the General Meeting of Shareholders. Any material amendments to the Remuneration Policy must be submitted to the General Meeting.

        The determination of the remuneration for each individual Board Member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Compensation Nominating and Corporate Governance Committee. As of January 1, 2004 this delegation will be reviewed each year by the Supervisory Board. Pursuant to this delegation of authority, and acting within the principles of the remuneration Policy, the Compensation Nominating and Corporate Governance Committee sets the remuneration packages for the members of the Executive Board, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any severance payments. The Compensation Nominating and Corporate Governance Committee may make decisions, which reflect special circumstances and make remuneration plan alterations which will be accounted for in the next annual report. The Compensation Nominating and Corporate Governance Committee does not retain remuneration consultants but seeks professional advice from external advisors as it sees fit.

Remuneration policy for Members of the Executive Board

        The objective of the remuneration policy is to attract and retain Executive Board Members with an international outlook and to motivate them to perform in such a way that the value of Buhrmann is enhanced. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Levels of remuneration are reviewed annually in the light of external expert advice taking account of competitive levels of remuneration according to relevant industry comparisons in each country environment. In addition, employment contracts and main conditions of employment for Members of the Executive Board are annually reviewed.

        Currently, Members of the Executive Board have been appointed for an indefinite term. In the event that new Members are appointed a maximum period of four years will apply provided that market circumstances so permit. Notice periods of up to six months for termination of employment have been set for each Executive Board Member. The current contracts of the Members of the Executive Board determine that where employment is terminated in the event of an acquisition of the Company or where actual control passes into other hands ("change of control"), or in the case of reorganization, termination of the Company's activities or in other comparable circumstances that cannot be considered as blameworthy function fulfillment on the part of the Board Member concerned, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr. Hoffman) and the pension accumulation over this period will continue. Buhrmann believes that this provision ensures that the Executive Board can fully concentrate on the interests of the Company and those associated with the Company when evaluating a possible merger, acquisition or reorganization. With regard to other situations, no fixed severance payment has been arranged with the Members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Code. The performance by a Board Member of his duties will in any event be an important factor.

  Remuneration

        The remuneration for Members of the Executive Board consists of a base salary, variable pay comprising an annual performance bonus, share option plan, pension, long-term incentive plan (North America only) and pre-pension provision (Europe only). In addition allowances and fringe benefits similar to many other employees at Buhrmann are paid. The details of the remuneration package are as follows:

  Base salary

        The base salary for Members of the Executive Board is set at a market competitive level. Where Members of the Executive Board reside outside the Netherlands, benchmark salary levels are referenced for Europe and North America.

  Variable pay

        Variable pay is an important part of the remuneration package for the Executive Board. Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets, which reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share. Target bonus levels for the Executive Board range from 50% to 75% of base salary. The amount of annual bonus is determined by the Committee based on the achievement of targets set by the Committee. For the Chief Executive Officer and Chief Financial Officer the performance of the total Buhrmann Group is the determining factor, while for the other, European based Board Members, 50% is related to Group targets and 50% to the respective Division targets. As from 2004, the Group related bonus targets for the CEO, CFO and other European based Board Members may be a combination of the performance of the total Group, division based targets and individual targets. The bonus of Mr. Hoffman entirely relates to the performance of Buhrmann's Office Products North America business. The Compensation, Nominating and Corporate Governance Committee has the right to change targets as a result of unforeseen circumstances, and may also decide to grant a special bonus for special circumstances if such is justified in the opinion of the Committee. Such bonuses will always be reported in the annual report. In addition to the annual bonus plan, Mr. Hoffman, participates in a long-term incentive plan designed specifically for the senior management of the Office Products North America Division. Under this incentive plan, which has a three year duration, a bonus of 2.5 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets.

  Share Option Plan

        Buhrmann operates a share option plan, the Buhrmann Incentive Plan, which aims to focus senior management on the growth of long-term sustainable value for shareholders. The Executive Board Members participate in this new share option plan. The allocation of the share options granted to the individual Executive Board Members is determined by the Committee, on an annual basis.

        The options have a term of seven years and vest after three years. Currently no performance conditions apply to either the grant or the vesting of the options. The exercise price for option rights granted is the closing price of Buhrmann Ordinary Shares on the first trading on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice. For 2004 the plan will be redesigned to include performance-based conditions in line with current corporate governance requirements. The new Buhrmann Incentive Plan was adopted by the Annual General Meeting of Shareholders held on April 29, 2004. Further details of the new Buhrmann Incentive Plan are summarized below under "New Buhrmann Incentive Plan".

  Pension and pre-pension provision

        The aim of the Compensation, Nominating and Corporate Governance Committee is that retirement benefits should be in line with good practice and consistent with those provided by other multinational companies, in each country of residence of the Executive Board Members. Current pension arrangements are based on individual defined contribution plans with a normal retirement age of 65 (Europe). Mr. Hoffman, who is a resident of North America, is eligible to participate in the Company US defined contribution plan. Pre-pension arrangements provide for retirement of Executive Board Members (Europe) from age 60 to 62. In addition, pension arrangements include an entitlement to a pension in the event of ill-health or disability and a spouse's or dependant's pension on death on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund.

  Personal loans

        The Company does not grant personal loans or guarantees to Members of the Executive Board. Since 2003 no loans have been, or will be, granted to meet upfront Dutch income tax on share options granted. These loans have been granted up to and including 2002.

Remuneration in 2003

        The remuneration in 2003 for Members of the Executive Board was as follows (in thousands of euro):

	Salary	Bonus		Pension charges
F.H.J. Koffrie	555	—		220
R.W.A. de Becker	375	—		439
G. Dean	417	375		282
M.S. Hoffman	548	1,402	(1)	43
F.F. Waller	340	68		119

Total	2,235	1,845		1,103

(1)
An amount of EUR 398 thousand (USD 450 thousand) relates to Mr. Hoffman's 2002 bonus under the long-term incentive plan 2000-2002 as granted in 2003.

        Salaries were paid in euros with exception of Mr. Hoffman, whose remuneration is paid in US dollars. Correcting for currency translation effects and period of Membership of the Executive Board, the annualized increase of the total salary costs for members of the executive Board was about 6% as compared to 2002.

        Bonuses related to 2003 amounted to EUR 1,447 thousand of which EUR 663 thousand relates to the annual bonus plan and EUR 784 thousand (USD 886 thousand) to an accrual for the long-term incentive plan for Mr. Hoffman. This latter amount will be paid in the first quarter of 2006, together with any amounts accruing for 2004 and 2005 financial performance under the long term incentive plan. Should Mr. Hoffmann voluntarily resign during the period of the long-term incentive plan, 50% of the accrued amount would be paid on a pro rata basis. The actual financial performance of the Group and the European Divisions in 2003 has resulted in no bonuses having been granted to the European Executive Board Members over this year. However, special bonuses have been awarded to Mr. Dean related to the divestment of the former Paper Merchanting Division and to Mr. Waller related both to this divestment and to the re-financing of the Group. For Mr. Hoffman, an additional bonus of EUR 220 thousand (USD 251 thousand) was accrued during 2003 on the basis of the financial performance of the Office Products North America Division.

        Pension charges of EUR 1,103 thousand consist of payments made to the relevant pension schemes and accruals for early retirement according to the regular, contractual rates. The Members of the Executive Board have pension plans for retirement at the age of 65. These pension plans are defined contribution plans. In addition, Dutch Members of the Executive Board participate in an early retirement plan which gives them the right to retire at the age of 60. The Company has not insured the early retirement plan. Pension premiums in the compensation table represent pension premiums paid for the defined contribution pension plans and the annual charge to net result relating to the liability in the Company's balance sheet regarding the early retirement plan.

Share Ownership

        Of the Members of the Executive Board, the following persons held interests in the capital stock of Buhrmann at June 1, 2004 as set forth below:

Ordinary Shares
F.H.J. Koffrie	50,595
M.S. Hoffman	50,000
F.F. Waller	3,129

103,724

        Members of the Executive Board individually and in the aggregate own less than one percent of Ordinary Shares in Buhrmann.

Share Option Plan

        There is a share option plan in place, the "Buhrmann Incentive Plan", which is designed as an incentive to managers working within the Group. In additon, the Annual General Shareholders' meeting held on April 29, 2004 adopted a new share option plan as described below under "New Buhrmann Incentive Plan".

Buhrmann Incentive Plan

        In 2003, approximately 450 were managers eligible to participate in the Buhrmann Incentive Plan. The maximum percentage of option rights that may be granted under the previous Option Plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities.

        For individual managers, the number of options granted is related to his or her contribution to Group results. In addition, the number of options that can be granted under the plan to any individual manager is capped at the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) which cannot exceed an amount equal to twice the base salary of the relevant individual. The options granted up to and including 2002 have a term of five years and can be exercised only after three years. From 2003, the options have a term of seven years.

        The exercise price for option rights is the closing price of Buhrmann's Ordinary Shares on the first trading day on which day Buhrmann's Ordinary Shares are quoted ex-dividend. Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2003 and 2002.

        On June 1, 2004, the Members of the Executive Board held option rights on 545,000 Buhrmann Ordinary Shares granted under the Buhrmann Incentive Plan. The table below sets forth the movements in the number of outstanding option rights granted under the Buhrmann Incentive Plan to Members of the Executive Board. Mr. De Becker retired from the Executive Board as of February 29, 2004.

	Outstanding January 1, 2003	Granted during the year	Option exercise price*	Theoretical value of grant in EUR**	Granted in 2003	Outstanding Dec 31, 2003	Lapsed in 2004***	Outstanding June 1, 2004	Expiry date
F.H.J. Koffrie	25,000	1999	15.40	101,000	—	25,000	(25,000)	—	11.04.2004
	40,000	2000	32.94	418,000	—	40,000	—	40,000	16.05.2005
	40,000	2001	24.52	317,200	—	40,000	—	40,000	19.04.2006
	55,000	2002	13.69	348,150	—	55,000	—	55,000	05.05.2007
	—	2003	2.85	72,600	55,000	55,000	—	55,000	01.05.2010

	160,000				55,000	215,000	(25,000)	190,000

R.W.A. de Becker	10,000	2001	19.61	79,300	—	10,000	(10,000)	—	19.04.2006
	30,000	2002	13.69	189,900	—	30,000	(30,000)	—	05.05.2007
	—	2003	2.85	39,600	30,000	30,000	(30,000)	—	01.05.2010

	40,000				30,000	70,000	(70,000)	—

G. Dean	20,000	1999	15.40	80,800	—	20,000	(20,000)	—	11.04.2004
	25,000	2000	26.35	261,250	—	25,000	—	25,000	16.05.2005
	27,500	2001	19.61	218,075	—	27,500	—	27,500	19.04.2006
	35,000	2002	13.69	221,550	—	35,000	—	35,000	05.05.2007
	—	2003	2.85	46,200	35,000	35,000	—	35,000	01.05.2010

	107,500				35,000	142,500	(20,000)	122,500

M.S. Hoffman	15,000	2000	26.35	156,750	—	15,000	—	15,000	16.05.2005
	17,500	2001	29.61	138,775	—	17,500	—	17,500	19.04.2006
	50,000	2002	13.69	316,500	—	50,000	—	50,000	05.05.2007
	—	2003	2.85	66,000	50,000	50,000	—	50,000	01.05.2010

	82,500				50,000	132,500	—	132,500

F.F. Waller	20,000	2000	32.94	209,000	—	20,000	—	20,000	16.05.2005
	20,000	2001	24.52	158,600	—	20,000	—	20,000	19.04.2006
	30,000	2002	13.69	189,900	—	30,000	—	30,000	05.05.2007
	—	2003	2.85	39,600	30,000	30,000	—	30,000	01.05.2010

	70,000				30,000	100,000	—	100,000

Total	460,000				200,000	660,000	(115,000)	545,000

*
Under Dutch fiscal rules, management receiving options could under the Buhrmann Incentive Plan up to and including 2003 elect to accept a 25% higher exercise price. The base exercise price was set at EUR 2.85 in 2003, EUR 13.69 in 2002, EUR 19.61 in 2001, EUR 26.35 in 2000 and EUR 15.40 in 1999, equaling the share price at close of business on the Amsterdam Stock Exchange on May 2, 2003, May 6, 2002, April 20, 2001, April 17, 2000 and April 7, 1999 respectively.

**
The fair value of the options is estimated by using the Black & Scholes option price determination model using assumptions at the moment of the grant. It does not reflect the current market value. Details on the assumptions used for the calculation are provided in Note 26 to the Consolidated Financial Statements included elsewhere in this annual report on Form 20-F.

***
As of June 1, 2004.

New Buhrmann Incentive Plan

        At the Annual General Shareholders' meeting held on April 29, 2004, our shareholders approved the adoption of a new share option plan, the new Buhrmann Incentive Plan. Pursuant to the new Buhrmann Incentive Plan, the number of options granted to eligible employees and the vesting of the options granted will be dependent on the performance of the Company relative to a peer group as measured over a three-year period. Approximately 330 managers will be eligible to participate in the Buhrmann Incentive Plan which will be effective as from May 1, 2004.

        In determining options to be granted under the new Buhrmann Incentive Plan and the terms upon which they are to be granted, the performance of the Company will be measured by the concept of total shareholder return, or TSR. Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, we will be able to compare the performance of the Company's shares against other companies' shares over time.

        Under the terms of the new Buhrmann Incentive Plan, the financial performance of the Company as measured by TSR will be compared to the TSR of a reference (or peer) group of twelve companies. The criteria for a company to fit within this peer group of companies includes, among other things, that such company (i) be in the same of similar industry as Buhrmann; (ii) have a comparable business model to Buhrmann; (iii) be listed or traded on a major stock exchange; (iv) have a minimum market capitalization; (v) be present in at least North America or Europe; and (vi) be considered a peer of Buhrmann by both the investor community and by Buhrmann itself.

        The peer group companies for option grants under the new Buhrmann Incentive Plan in 2004 are: Boise Cascade Corp.; Office Depot, Inc.; Staples, Inc.; United Stationers, Inc.; W.W. Grainger, Inc.; Hagemeyer N.V.; Manutan International S.A.; Rexel S.A.; Genuine Parts Company; Bunzl PLC; Randstad Holding NV; and Wesco International, Inc. The composition of the peer group may be changed by the Supervisory Board after 2004, provided that the above listed peer group criteria are met. In addition, where options have been granted, but have not yet begun vesting, the Supervisory Board may change the composition of the peer group with respect to that grant, if a peer group company at the time of grant no longer meets one or more of the criteria.

        The TSR for each peer group company will be calculated over the three-year period following each annual grant of options under the new Buhrmann Incentive Plan, and each peer group company will be ranked in descending order of generated TSR to determine the relative position of the Company. The vesting of options granted under the new Buhrmann Incentive Plan will be conditional upon the TSR ranking of Buhrmann relative to the applicable peer group after three years, as follows:

TSR ranking of Buhrmann	% of options granted vesting
1	200
2	175
3	150
4	125
5	100
6	75
7	50
8–13	0

        The Company will report its relative TSR performance in its annual report from the 2004 annual report onwards.

        The maximum number of options authorized for grant under the new Buhrmann Incentive Plan, 1,708,649, represents 1.25% of the total number of Ordinary Shares outstanding as of 3 May 2004, the date of the option grant. This amount may be increased to up to 2.5% if, as a result of the Company's performance relative to the peer group, more than 100% of the granted options vest. In addition, a maximum of 20% of the total number of options granted in any one year may be granted to Members of the Executive Board. The allocation of options granted under the new Buhrmann Incentive Plan to individual Members of the Executive Board will be determined by the Compensation, Nominating and Corporate Governance Committee.

        On June 1, 2004, the Members of the Executive Board held option rights on 229,000 Buhrmann Ordinary Shares granted under the New Buhrmann Incentive Plan:

	June 1, 2004	Granted during the year	Option exercise price in EUR	Expiry date
F.H.J. Koffrie	85,000	2004	7.79	02.05.2011
G. Dean	42,000	2004	7.79	02.05.2011
M.S. Hoffman	60,000	2004	7.79	02.05.2011
F.F. Waller	42,000	2004	7.79	02.05.2011

Total	229,000

EMPLOYEES

	2003		2002	2001
Average number of employees	18,614		20,350	21,833
Number of employees per division at year end(1):
Office Products North America	10,775		12,211	14,240
Office Products Europe and Australia	5,873		6,023	6,228
Graphic Systems	1,114		1,139	1,176
Corporate Headquarters	70		74	72

Total	17,832	(2)	19,447	21,716

Number of employees per geographical region at year end(1):
United States	9,727		11,149	13,134
United Kingdom	596		685	935
The Netherlands	1,076		1,350	1,448
Germany	1,478		1,644	1,862
Rest of EMU members	2,639		2,029	1,871
Australia and New Zealand	1,941		1,619	1,460
Rest of the World	375		971	1,006

Total	17,832	(2)	19,447	21,716

(1)
Excluding employees of the Company's Paper Merchanting Division which was divested with effect from October 31, 2003.

(2)
Excludes 447 temporary employees.

Labor Relations

        We estimate that in 2003 less than 5% of our workforce in European countries was covered under collective bargaining agreements. In Europe, the staff in our distribution centers are in general represented by trade unions. Buhrmann has various local and European works councils. Pursuant to local country law, these works councils primarily serve an advisory role.

        Buhrmann is also required by Dutch law to consult with the works councils in some decision-making processes if they affect operations in the Netherlands.

        In the United States, approximately 500 employees are currently covered by collective bargaining agreements, which is equivalent to approximately 5% of the workforce in the United States. The primary union in the United States is the International Brotherhood of Teamsters.

        Neither Buhrmann nor any of its subsidiaries or affiliates has recently experienced labor actions or disruptions that had a materially adverse impact on its operations. In general, Buhrmann believes that the work climate is stable throughout the Company.

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major shareholders

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

        On June 1, 2004, the issued and paid-in share capital was divided into 191,452,135 issued shares, consisting of 138,126,528 Ordinary Shares, 53,281,979 Preference Shares A and 43,628 Preference Shares C, all of which have been fully paid-up. No Preference Shares B have been issued or are otherwise outstanding.

        As of June 1, 2004, 2.52 million Ordinary Shares were held in the form of American Depositary Shares (ADS) by 4 registered American Depositary Receipt (ADR) holders. See Item 10 "Additional Information—Articles of Association" for a discussion of the rights and benefits relating to our different classes of shares.

        All of the outstanding Preference Shares A representing approximately 27.8% of the total voting power in Buhrmann NV at June 1, 2004 are held in "trust" by Stichting Administratiekantoor van Preferente Aandelen Buhrmann, or the Trust Office. The Trust Office has issued depositary receipts against the Preference Shares A, which depositary receipts are listed on the Amsterdam Stock Exchange.

        At June 1, 2004, of the total outstanding Preference Shares C 64.3% were held by Apollo and 30.6% were held by Bain, see "Related Party Transactions" below.

        Under the Disclosure of Major Holdings in Listed Companies Act 1996 in the Netherlands, shareholders in listed companies are required to give notice to the Dutch Authority Financial Markets when their shareholdings exceed certain thresholds based on the total amount of voting capital stock outstanding of the listed company, the lowest of which is 5%. Because the obligation to file the notice is based on the holder's percentage interest of the entire outstanding voting capital stock of the listed company, rather than the holder's percentage interest of a particular class of stock, we are not notified of, or otherwise able to accurately identify, the number of shares held by such persons by class of stock and/or depositary receipts. In addition, as a matter of Dutch law, shareholders are not required to provide us regularly with updated notifications. As a result, unless and until we receive such notifications, we are not, nor would be likely to be, aware of any significant changes in the ownership of our Ordinary Shares and Preference Shares A and C.

        In addition to notifications filed under the Disclosure of Major Holdings in Listed Companies Act 1996, under the U.S. federal securities laws any person who acquires, directly or indirectly, the beneficial ownership of more than 5% of our Ordinary Shares or ADS's is required to file certain reports as to such ownership with the SEC.

        As far as we are aware, including from our review of available filings under the Disclosure of Major Holdings in Listed Companies Act 1996 and the U.S. federal securities laws, the following persons are the only holders of more than 5% of any class of our voting shares (excluding the Trust Office which holds 100% of our Preference Shares A):

Entity	% of Total Shares (1)
AEGON NV	5.2
Apollo Investment Fund IV, L.P.(2)	11.7
Bain Capital, Inc.(2)	5.6
Cobepa NV	5.2
Dexia SA	5.1
FMR Corp	5.3
Fortis Utrecht NV	6.3
ING Groep NV	10.0
NIB Capital NV	7.6

(1)
Pursuant to the rules of the Disclosure of Major Holdings in Listed Companies Act 1996, percentage of total shares is calculated on the basis of shares held in proportion to the total number of outstanding shares of our capital stock; provided that percentage of total shares held by FMR Corp. are calculated pursuant to the U.S. federal securities laws and represent the percentage of total outstanding Ordinary Shares held by such person.

(2)
Pursuant to the rules of the Disclosure of Major Holdings in Listed Companies Act 1996, the number of Ordinary Shares into which the Preference Shares C are convertible are deemed outstanding for purposes of determining the number of shares held by such person (and not for any other person), but are not deemed to be otherwise outstanding for purposes of calculating the percentage of total outstanding shares of capital stock of the Company held by such person.

        The Company's major shareholders do not have any special voting rights, except for Apollo and Bain as described below in "—Related party Transactions" and in Item 10 "Additional Information—Articles of Association of Buhrmann NV—Preference Shares C".

        We are not aware of any corporation, foreign government or other natural or legal person which could be deemed to directly or indirectly own or control Buhrmann NV.

        Buhrmann believes that at September 30, 2003, approximately 17% of Buhrmann's Ordinary Shares (approximately 23 million shares) were held in the United States, all of which, we believe, were held by institutional investors. The foregoing is based on a third party investigation relating to the geographical spread of Buhrmann's Ordinary Shares. This investigation is made once a year and the latest available information is as at September 30, 2003.

Related Party Transactions

Holders of Preference Shares C

        On October 28, 1999, affiliates of Apollo and affiliates of Bain purchased a total of 35,000 Preference Shares C for an aggregate purchase price of USD 350 million. The Apollo group purchased 23,500 Preference Shares C for a purchase price of USD 235 million and the Bain group purchased 11,500 Preference Shares C for a purchase price of USD 115 million, including 300 Preference Shares C purchased by Peder Smedvig Capital AS for a purchase price of USD 3 million. Pursuant to distributions of dividend in kind, the total number of Preference Shares C as at June 1, 2004 is 43,628 of which 28,059 Preference Shares C are held by the Apollo Group and 13,329 are held by the Bain Group. Certain of the material rights of Apollo and Bain which exist under the Stock Purchase Agreement executed in connection with their purchase of the Preference Shares C are summarized below.

Board Representation

        So long as the Apollo holders and the Bain holders hold 75% of their initial investment, Buhrmann NV will nominate and propose to the shareholders' meeting the appointment to Buhrmann NV's Supervisory Board of two people, one proposed by each of the Apollo holders and the Bain holders. If either the group of Apollo holders or the group of Bain holders hold at least 75% of their initial investment and the other group holds an amount of shares that is less than this percentage, Buhrmann NV will nominate and propose to the shareholders' meeting the appointment to Buhrmann NV's Supervisory Board of one person proposed by the Apollo holders or the Bain holders. In addition, if neither the Apollo holders nor the Bain holders hold 75% of their initial investment, but together the Apollo holders and the Bain holders hold 50% of their combined initial investment, Buhrmann NV will nominate and propose to the shareholders' meeting the appointment to Buhrmann NV's Supervisory Board of one person proposed jointly by the Apollo holders and the Bain holders.

Special Covenants

        So long as the Apollo holders or the Bain holders have the right to nominate and propose to the shareholders' meeting the appointment to Buhrmann NV's Supervisory Board of at least one person, Buhrmann NV is required to obtain the consent of the holders of a majority of the Preference Shares C, or the Ordinary Shares into which the Preference Shares C are convertible, held by the Apollo holders or the Bain holders before it can take certain actions. These actions include making acquisitions and divestments for values over USD 350 million, declaring or paying any dividends on Ordinary Shares if the aggregate value of all dividends paid or payable by Buhrmann NV exceeds 35% of Buhrmann NV's consolidated net income and, subject to certain exceptions, issuing any equity securities of Buhrmann NV or its subsidiaries.

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

Interest of Management in Certain Transactions

        The following table sets forth the total amounts outstanding of loans extended to Members of the Executive Board as at the periods ended December 31, 2002 and 2003 and as at the period ended June 1, 2004 (in thousands of euro):

	Principal	Interest	Outstanding as at December 31, 2002	Repaid in 2003	Outstanding as at December 31, 2003	Repaid in 2004 (1)	Outstanding as at June 1, 2004
F.H.J. Koffrie:
1999	46	4.00%	14	9	5	4	1
2000	25	5.00%	13	5	8	2	6
2001	16	5.25%	12	4	8	1	7
2002	78	5.25%	72	16	56	6	50

			111	34	77	13	64

F.F. Waller:
2000	13	5.00%	6	2	4	1	3
2001	8	5.25%	6	2	4	1	3
2002	43	5.25%	39	8	31	4	27

			51	12	39	6	33

Total			162	46	116	19	97

(1)
As of June 1, 2004.

        No new loans have been granted to Members of the executive Board since 2002. The outstanding loans are generally repaid over a period of five years from their date of grant. Historically, these loans have been granted by the Company within the context of the Buhrmann Share Option Plan and served to finance the upfront payment of income taxes due from the optionees upon the grant of the options under Dutch tax law.

        No loans have been extended to Members of the Supervisory Board.

ITEM 8: FINANCIAL INFORMATION

        Our Consolidated Financial Statements are included in the section of this annual report entitled "Item 18—Financial Statements".

Legal proceedings

        Buhrmann is involved in various routine legal and regulatory proceedings incidental to the conduct of its business, except as set forth below. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

Paper Merchanting Germany

        In June 2002, the German competition authorities (the Bundeskartellamt or BKA) launched an investigation against a number of German paper merchants, including Buhrmann's former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in a number of regions in Germany.

        On April 30, 2004 the BKA imposed a final fine on Deutsche Papier Vertriebs GmbH (in an amount of EUR 7,602,880) and on eleven other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers the whole of Germany with the exception of the South. Buhrmann and Deutsche Papier Vertriebs GmbH do not agree with the fine and the calculation thereof and will lodge an appeal. Buhrmann believes that third party investigations into the alleged surplus profit in a number of regions and into the calculation of the surplus profit used by the BKA substantiate Buhrmann's position that the imposed fine reflects an overestimation of any alleged surplus profit.

Buhrmann ISD Groupe S.A./Ipfo Bail S.A.—Arbitration

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

Policy on Additions to Reserves and Dividends

Reserves

        Buhrmann aims to add respectively charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and C and after deducting the proposed dividend on Ordinary Shares. Significant developments for the Company such as financing requirements, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

Dividends on Ordinary Shares

        Buhrmann aims to propose to declare annually a dividend on each Ordinary Share representing around 35% of the consolidated net result available to holders of Ordinary Shares divided by the number of Ordinary Shares outstanding at year-end. In case exceptional or extraordinary items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (non-cash) elements of these charges. The dividend declared may be distributed in cash and/or stock.

        The following table sets out, for the years indicated, the dividends in euro declared by Buhrmann in respect of its Ordinary Shares.

Financial Year	Dividend per Ordinary Share
2000	0.60
2001	0.16
2002(*)	0.07
2003(*)	0.07

(*)
The dividend over the fiscal years 2002 and 2003 was paid entirely in shares. For those shareholders who expressed the wish to receive a cash amount in lieu of shares, the Company converted their stock dividends into Ordinary Shares and sold such shares on the open market. These shareholders then received a cash amount of EUR 0.07 gross per Ordinary Share. A total number of 1,434,610 Ordinary Shares were issued with respect to the 2003 dividend.

        Dividend payments may be subject to Netherlands statutory withholding taxes.

Significant Changes

        Except as otherwise disclosed in this annual report, there have been no significant changes in Buhrmann's financial position since December 31, 2003.

ITEM 9: THE OFFER AND LISTING

        Our Ordinary Shares are listed in Amsterdam on Euronext Amsterdam N.V. which is the principal trading market for our Ordinary Shares. Our Ordinary Shares are also listed on the New York Stock Exchange, or NYSE, trading in the form of American Depositary Shares, or ADS's, evidenced by ADR's. Each ADS represents one Ordinary Share. We have a sponsored ADR facility with the Bank of New York as depositary. The ADS's have been listed on the NYSE since September 20, 2001.

        The following table sets forth, for the periods indicated, the per share high and low closing market prices of our Ordinary Shares on the Euronext Amsterdam, and of our ADS's on the NYSE.

	Ordinary Shares (in euro)		ADS's (in dollars)
	High	Low	High	Low
Fiscal Year Ended
December 31, 2003	8.03	1.97	9.05	2.10
December 31, 2002	15.83	2.40	13.59	2.43
December 31, 2001	33.00	5.33	11.40	5.40
December 31, 2000	35.00	16.58	NA	NA
December 31, 1999	19.95	10.30	NA	NA
Fiscal Year Ending December 31, 2002
First Quarter	15.83	11.65	13.59	10.20
Second Quarter	15.14	8.90	13.39	8.92
Third Quarter	9.86	5.07	9.89	5.35
Fourth Quarter	5.30	2.40	5.46	2.43
Fiscal Year Ending December 31, 2003
First Quarter	5.00	1.97	5.42	2.15
Second Quarter	6.10	2.03	7.15	2.30
Third Quarter	8.03	5.71	8.90	4.20
Fourth Quarter	7.92	6.28	9.05	7.25
Fiscal Year Ending December 31, 2004
First Quarter	9.15	6.76	11.73	8.62
Calendar Month
December 2003	6.91	6.38	8.75	7.75
January 2004	7.57	6.76	9.76	8.83
February 2004	9.15	7.30	11.73	9.39
March 2004	8.71	7.02	11.05	8.62
April 2004	8.29	7.60	10.10	9.43
May 2004	7.80	6.79	9.70	8.25

ITEM 10: ADDITIONAL INFORMATION

Articles of Association of Buhrmann NV

        The following is a description of certain of the provisions of our Articles of Association. This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association filed as Exhibit 1.1 to this annual report on Form 20-F.

General

        Buhrmann was incorporated under Dutch law on January 6, 1875 as a public limited liability company (naamloze vennootschap). Buhrmann's Articles of Association were last amended by a notarial deed dated May 6, 2004.

        Pursuant to Chapter II, Article 3 of the Articles of Association, the object of Buhrmann is the participation in, management of, financing of and rendering services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of graphical and office systems, graphical paper and office products and, for its own account or for the account of third parties, the manufacturing, processing and trading of paper, cardboard, packing and related materials, and, generally, the carrying out of such activities which are connected with or are conducive to the attainment of the objects as set forth above.

        Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share Capital

        Buhrmann's current authorized share capital amounts to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of EUR 1.20 per share each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer Ordinary Shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be converted into bearer shares.

        On June 1, 2004, the issued share capital was divided into 138,126,528 Ordinary Shares, 53,281,979 Preference Shares A and 43,628 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

Shareholder Meetings; Voting Rights

        The annual general meeting shall be held annually, and not later than 6 months after the end of the financial year. Extraordinary general meetings of shareholders shall be held as often as the Executive Board or the Supervisory Board deem necessary. Any general meeting of shareholders shall be held in Amsterdam.

        General meetings of shareholders shall be convened by the Supervisory Board or the Executive Board. The convocation shall take place no later than the fifteenth day prior to the date of the meeting, and shall be effected by means of a notice in a national daily paper and in the Official Price List. The notice of the meeting shall state the requirement for admission to the meeting.

        Each shareholder is entitled to attend a general meeting of shareholders in person or be represented by written proxy, address the meeting and exercise voting rights with due observance of the provisions of the Articles of Association, provided that such shareholder is a holder of such interests on the applicable record date set by the Executive Board with respect to the meeting.

        In order to gain admittance, holders of registered Ordinary Shares or depositary receipts must notify the Executive Board in writing of their intention to attend the meeting not later than the applicable date mentioned in the notice, which date may not be later than seventh day prior to date of the meeting. In addition, instruments of proxy with respect to Ordinary Shares or depositary receipts must be delivered to the Executive Board not later than the applicable date set forth in the notice, which date may not be later than the third day prior to the meeting; provided that where the shares are held by the Trust Office, the instrument of proxy must be received by the Executive Board no later than at the signing of the attendance list prior to the commencement of the meeting. A holder of Ordinary Shares which are bearer shares, will be entitled to attend upon the delivery of a written statement, not later than seven days before the meeting, from a Necigef-participant that such person is a Necigef-beneficiary. In the case of bearer depositary receipts, the depositary receipt certificates must be deposited at the place and by the applicable date stated in the notice, which date may not be prior to the seventh day prior to the meeting.

        Pursuant to the Articles of Association, each share of capital stock is entitled to one vote, so that each share of Preference Shares A, Preference Shares B, Preference Shares C or Ordinary Shares is entitled to one vote in all matters properly brought before the shareholders of Buhrmann. Unless the Articles of Association or mandatory law provides otherwise, all shareholders' resolutions require an absolute majority of the votes.

Preference Shares A

        As of June 1, 2004, all Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

        The purpose of the Trust Office is to issue and administer registered depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares in accordance with the provisions of the Articles of Association, subject to certain limitations. The depositary receipts are listed on Euronext N.V., Amsterdam.

        Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists with respect to the Preference Shares A such that the voting right attached to each Preference Share A is calculated on the basis of the total value (based on the stock market price of the depositary receipt) of one Preference Share A, divided by the stock market price of one Ordinary Share, on the last trading day of the month prior to the month in which the applicable shareholders' meeting is convened, capped at a maximum of one vote per Preference Share A.

        Except in certain situations as discussed below, at the request of a holder of depositary receipts the Trust Office will grant a written proxy, with the power of substitution, to the holder to exercise the voting rights attached to the underlying Preference Shares A. The voting right that may then be exercised by the holder, as proxy of the Trust Office, is calculated on the basis of the value that a depositary receipt bears to the value of an Ordinary Share. Once granted a proxy by the Trust Office, a holder of depositary receipts may exercise the voting right attached to the Preference Shares A at his own discretion.

        The Trust Office is charged with exercising the voting rights attached to the Preference Shares A except for those Preference Shares A for which it has issued a proxy in a manner which safeguards the interests of Buhrmann, its affiliates and all of its stakeholders as effectively as possible.

        Under this mandate, the Trust Office may only restrict the granting of a proxy, or exclude or revoke a proxy already granted to a holder of depositary receipts, if:

(a)
a public bid is announced or made for shares in the capital of Buhrmann or for depositary receipts, or in case of justified expectation that this will happen, without agreement yet with Buhrmann on the bid;

(b)
a holder of depositary receipts or various holders of depositary receipts and shares under a co-operative arrangement, either jointly with subsidiary companies or not, provide at least 25% of the issued capital in Buhrmann, or have this provided; or

(c)
in the opinion of the Trust Office the exercising of its voting rights by a holder of depositary receipts is fundamentally incompatible with the interest of Buhrmann and the enterprise with which it forms a part.

        In these instances, the Trust Office shall advise the holders of depositary receipts and any other shareholders of its decision to restrict, exclude or revoke the holders' voting rights in the Preference Shares A and explain the reasons for such restriction or revocation. The Preference Shares A held by the Trust Office may then be voted in accordance with the decision of a majority of the board of the Trust Office.

        The board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann comprises five members: three members A and two members B. The members A are appointed by the board of the Trust Office. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As at June 1, 2004, these members are Messrs R.A.H. van der Meer and W.O. Wentges, who have been re-appointed in a meeting of holders of depositary receipts held on March 25, 2003. The other members of the Trust Office are Messrs A.A. Loudon, R.W.F. van Tets and C.J.A. Reigersman. All members of the board of the Trust Office are independent of Buhrmann as referred to in appendix X of the Listing Rules of Euronext, and as referred to in the Dutch Corporate Governance Code.

Preference Shares B

        As of June 1, 2004, no Preference Shares B had been issued. Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises.

        As at June 1, 2004, the board of Stichting Preferente Aandelen Buhrmann comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The board members are all independent of Buhrmann.

Preference Shares C

        On October 28, 1999, an aggregate of 35,000 Preference Shares C were issued to two US venture capital groups, Apollo Management IV and Bain Capital to provide part of the financing of the acquisition of Corporate Express. On June 1, 2004, a total number of 43,628 Preference Shares C were issued to Apollo Management IV and Bain Capital. Each Preference Share C has a nominal value of EUR 1.20 per share. The terms of the Preference Shares C were changed substantially as a result of a change in the articles of association that was approved by the Extraordinary General Meeting of Shareholders in October 2003.

        Conversion

        The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The base conversion rate amounts to EUR 13 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2004 in respect of the financial year 2003, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 11.8968. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends.

        Ranking

        The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of common and Preference Shares, provided that they rank equal to the Preference Shares A. As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel Ordinary Shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C.

        Voting right

        Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares, and the holders of Preference Shares C vote together with the holders of Ordinary Shares as one class. Only changes to the Articles of Association that negatively affect the rights pertaining to the Preference Shares C as well as certain other decisions such as acquisitions and divestments with a value in excess of USD 350 million and share issues require the prior approval of the holders of Preference Shares C.

        Redemption

        If the closing price of the Ordinary Shares is at any time at or above 125% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the "liquidation preference"; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the "liquidation preference"; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the "liquidation preference". The "liquidation preference" for each Preference Share C is USD 10,000.

        On the eleventh anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the "liquidation preference".

        If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the liquidation preference.

Ordinary Shares

        As of June 1, 2004, Buhrmann had issued 138,126,528 Ordinary Shares. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer Ordinary Shares are represented by one single share certificate, the Necigef Global Certificate.

Dividends

        The proposed dividend for a financial year must be approved by the Annual General Meeting of Shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year.

        The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is USD 10,000). For the year 2003, the percentage is equal to 5.5%, for the years 2004 and 2005 the percentage is equal to 6%, for the years 2006, 2007 and 2008 the percentage is equal to 6.5%, for the year 2009 the percentage is equal to 7.5% and for the year 2010 and the following years the percentage is equal to 8.5%, subject to adjustment under certain circumstances as set forth in the Articles of Association.

        The annual dividend on the Preference Shares C may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

        The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending December 31, 2009 the dividend is equal to EUR 0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is EUR 3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

        From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board.

        In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. The profit remaining after payment of dividends on the Preference Shares C may be distributed as a dividend to the holders of the Ordinary Shares, subject to any allocation to reserves (see "Policy on Additions to Reserves and Dividends").

Liquidation

        Upon the liquidation or dissolution of Buhrmann, any remaining balance after the payment of debts shall be distributed first to the Preference Shares A and Preference Shares C to the extent of the sum of (1) any unpaid and accrued dividends and (2) an amount per Preference Share A and Preference Share C, equal to a yield basis per share of EUR 3.40355 and US $10,000, respectively. In the event that the existing balance of funds is not sufficient to effect the above distribution to holders of Preference Shares A and Preference Shares C in full, the available balance will be distributed amongst the holder thereof on a pro rata basis equal in proportion to the yield basis per share as set forth above.

        Any balance of funds remaining after the distribution to holders of Preference Shares A and Preference Shares C shall then be distributed to holders of Preference Shares B, if such Preference Shares B have been issued, to the extent of the sum of (1) any outstanding dividend payable on the Preference Shares B and (2) the nominal amount paid with respect to the Preference Shares B. If the remaining balance is not sufficient for a distribution in full to the holders of Preference Shares B, the distribution shall be effected in proportion to the amounts paid on the shares.

        Any remaining balance after the distribution of funds to holders of Preference Shares A and Preference Shares C and to holders of Preference Shares B shall be distributed to holders of Ordinary Shares on a pro rata basis with respect to the total amount of Ordinary Shares held.

Issue of shares; Pre-emptive Rights

        The authority to issue Ordinary Shares and Preference Shares B has partly been delegated by the General Meeting of Shareholders to the Executive Board pursuant to a resolution dated April 29, 2004. The Executive Board is authorized to issue Ordinary Shares up to a maximum of 10% of the issued share capital, which percentage is extended to 20% of the issued share capital in the event the issue is related to a merger or an acquisition. The Executive Board is authorized to issue Preference Shares B up to a maximum of 100% of the issued share capital. For these purposes, issuances of Ordinary Shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue Ordinary Shares and Preference Shares B will terminate on October 28, 2005 unless extended by a resolution of the General Meeting of Shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue Ordinary Shares and/or Preference Shares B.

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

        At the Annual General Meeting of Shareholders held on April 29, 2004 the Executive Board was authorized to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire Ordinary Shares up to October 28, 2005, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

Dilution

        Apart from the dilution resulting from the exercise of employee stock options and from the issuance of the shares, Buhrmann's earnings per share may be diluted as a result of conversion of Preference Shares C. As of December 31, 2003, conversion of all issued and outstanding Preference Shares C would result in the issuance of approximately 26.1% of the Ordinary Share capital pro forma for the change of the conversion price as described in the description of the Preference Shares C. Buhrmann's earnings per share may be diluted by the issuance of approximately 10% of the outstanding Ordinary Share Capital as a result of the conversion of the Convertible Bonds (for the description of Convertible Bonds see the notes to the consolidated Statement of Income). As of December 31, 2003 the Convertible Bonds were not yet convertible.

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

Share Certificates and Transfer

        On the occasion of the issuance of Ordinary Shares any person entitled to receive such share shall obtain a bearer Ordinary Share unless the person entitled to such share submits a written request to Buhrmann for a registered Ordinary Share. The bearer Ordinary Shares in issue shall be represented by one single share certificate, the Necigef Global Certificate.

        Buhrmann shall confer a right to a bearer Ordinary Share on a person by having Necigef enable Buhrmann to add an Ordinary Share to the Necigef Global Certificate, and the entitled person shall designate a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant's collective deposit of Ordinary Shares in Buhrmann.

        Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending co-operation in the crediting and debiting of the Necigef Global Certificate, without prejudice to the provisions in article 42, paragraph 4, of the Articles of Association of Buhrmann.

        No individual bearer Ordinary Share shall be handed over. A Necigef-beneficiary may at any time require the conversion of one or more bearer Ordinary Shares up to the maximum number he is entitled to into registered Ordinary Shares. Such conversion of one or more Ordinary Shares is only allowed to the maximum number for which he is Necigef-participant and subject to the requirements as mentioned in the article 5 of the Articles of Association of Buhrmann.

        A holder of registered Ordinary Shares may at any time require the conversion of such Ordinary Shares into bearer Ordinary Shares, subject to the requirements mentioned in article 5 of the Articles of Association of Buhrmann.

Restriction on Non-Dutch Shareholders' Rights

        Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

Disclosure of Share Ownership

        Dutch law (the Disclosure of Major Holdings in Listed Companies Act 1996) requires public disclosure to a supervising government agency and the company involved with respect to the (potential) ownership of and (potential) voting rights on listed shares when the following thresholds are passed: 5%, 10%, 25%, 50% and 66 2/3%.

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

Material Contracts

        In July 2002, the Buhrmann operating companies in the United Kingdom, the Netherlands and the United States entered into various contracts relating to Buhrmann's accounts receivable securitization program including: (1) the Dutch Master Receivables Purchase Agreement, amended and restated on July 18, 2002 between Buhrmann-Ubbens BV, Proost and Brandt BV, Buhrmann Silver S.A., Silver Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann NV; (2) the US Contribution Agreement, amended and restated on July 18, 2002 between Corporate Express Office Products, Inc., Corporate Express of Texas, Inc., Burhmann Silver US LLC, Buhrmann NV and Deutsche Trustee Company Limited; (3) the English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002 by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.; (4) the Master Definitions and Framework Deed, amended and restated July 18, 2002 between various parties in the securitization program; and (5) the English Standard Terms and Conditions, amended and restated July 18, 2002 between various parties in the securitization program. In April 2003, Buhrmann Office Products Nederland B.V. and ASAP Software Express, Inc., entered into the accounts receivable securitization program by executing the New Dutch Originator Accession Agreement and the New US Originator Accession Agreement respectively, both dated April 16, 2003. Due to the sale of the Paper Merchanting Division, Buhrmann-Ubbens BV, Proost and Brandt BV repurchased their receivables on October 31, 2003 through the

Onward Dutch Receivable Re-Purchase Agreement. Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited repurchased their receivables on October 31, 2003 through the European Warehouse Company Sale and Purchase Agreement. For a summary of the principal terms of the accounts receivable securitization program, see "Accounts Receivable Securitization Program" in Item 5 in this annual report on Form 20-F.

        On December 10, 2002, Buhrmann NV and Heidelberg Druckmaschinen AG entered into a Distributorship Agreement which extends Buhrmann's right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxemburg, Italy, Greece and Spain. The agreement took effect as of July 1, 2003 and applies for five years. After the five years period, the agreement will continue to be in effect unless terminated by an eighteen months prior written notice by one of the parties. This agreement was filed as Exhibit 4.4 to Buhrmann's annual report on Form 20-F dated June 27, 2003 and is incorporated by reference to this annual report on Form 20-F.

        On December 23, 2003, Buhrmann entered into a Senior Facilities Agreement to replace the Senior Credit Facility entered into in 1999 with a new Senior Credit Facility. The new Senior Credit Facility arranged with a syndicate of banks led by Deutsche Bank and ABN AMRO, consists of "Term Loans A" of EUR 120 million, "Term Loans B" with tranches of EUR 50 million and USD 380 million and a working capital facility of EUR 255 million. The new Senior Credit Facility imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Under the new Senior Credit Facility, Buhrmann must also comply with certain financial maintenance covenants. The security provided for the new Senior Credit Facility is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. See "Item 5—The Senior Facilities Agreement" for a more complete description of the terms and conditions of the agreement. The Senior Facilities Agreement is filed as Exhibit 4.17 to this annual report on Form 20-F.

        In December 2003, Buhrmann issued a EUR 115 million 7-year Subordinated Convertible Bond with listing on the Amsterdam Stock Exchange. The Bond has a coupon of 2% which is payable annually on June 18 and is convertible in Buhrmann Ordinary Shares at a conversion price of EUR 8.40 per Ordinary Share. The Bond must be redeemed on or before December 18, 2010. Buhrmann has the option to redeem the Bond after July 9, 2008 if the official closing price of Buhrmann's Ordinary Shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days. The terms and conditions of the Bond are set forth in Exhibit 2.5 to this annual report on Form 20-F.

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

Taxation

        The information set out below is only a summary of certain material US tax consequences of an investment in Buhrmann NV's American Depositary Shares and Ordinary Shares and of the principle Dutch tax consequences of an investment in Ordinary Shares.

        US and Dutch taxation may change from time to time. Investors should consult their professional advisors as to the tax consequences of an investment in American Depositary Shares and Ordinary Shares, including the effect of tax laws of any other jurisdiction.

US Federal Income Taxation

        The following discussion describes the material US federal income tax considerations of an investment in American Depositary Shares or Ordinary Shares. For purposes of this discussion, a "US Holder" means a beneficial owner of a American Depositary Share or Ordinary Share that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more US persons have the authority to control all substantial decisions. If a partnership holds American Depositary Shares or Ordinary Shares, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding American Depositary Shares or Ordinary Shares should consult their own tax advisors. Except as otherwise provided, the discussion below deals only with US Holders who hold American Depositary Shares or Ordinary Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

        This discussion also does not deal with persons who may be subject to special treatment under the US federal income tax laws (including, without limitation, Holders other than U.S. Holders, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, broker-dealers, corporations that own (or are deemed to own) 10% or more (by vote and value) of the stock of Buhrmann NV, persons that will hold an American Depositary Share or Ordinary Share through a partnership or other pass-through entity, an entity (and the beneficial owners thereof) that is a "conduit entity" holding an American Depositary Share or Ordinary Share as part of a "conduit financing arrangement" within the meaning of the Treasury Regulations promulgated under the authority of Section 7701(l) of the Code, persons whose "functional currency" is not the US dollar, individuals who are subject to Section 877 of the Code and persons that will hold an American Depositary Share or Ordinary Share as a position in a "straddle," "hedge," "constructive sale transaction" or "conversion transaction"). This summary also does not discuss tax consequences under state, local or foreign tax laws.

        This summary is based on the Code, Treasury Regulations promulgated there under, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein. This discussion is not binding on the IRS or the courts. No ruling has been sought or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of American Depositary Shares or Ordinary Shares or that any such position would not be sustained. Investors in American Depositary Shares or Ordinary Shares should consult their own tax advisors with regard to the application of the US federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

American Depositary Shares and Ordinary Shares

        This section is based in part on representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. The United States Treasury has expressed concerns that parties to whom American Depositary Shares are pre-released may be taking actions that are inconsistent with the claiming, by United States persons of American Depositary Shares, of foreign tax credits for United States federal income tax purposes. Accordingly, the analysis of the creditability of Dutch taxes described below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

        Ownership of American Depositary Shares in General.    A beneficial owner of American Depositary Shares will be treated as the beneficial owner of the Ordinary Shares represented by such American Depositary Shares for US federal income tax purposes. Deposits and withdrawals of common stock by you in exchange for American Depositary Shares will not result in the realization of gain or loss for U.S. federal income tax purposes.

        Dividends on American Depositary Shares or Ordinary Shares.    The gross amount of any distribution by Buhrmann NV of cash or property (other than certain distributions, if any, of Ordinary Shares distributed pro rata to all shareholders of Buhrmann NV) with respect to American Depositary Shares or Ordinary Shares will be includable in income by a US Holder as dividend income at the time of receipt (which, for a holder of American Depositary Shares, generally will be the date of receipt by the depositary) to the extent such distributions are made from the current or accumulated earnings and profits of Buhrmann NV as determined under US federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by Buhrmann NV exceeds Buhrmann NV's current and accumulated earnings and profits as determined under US federal income tax principles, it will be treated first as a tax-free return of the US Holder's adjusted tax basis in the American Depositary Shares or Ordinary Shares and thereafter as capital gain. Notwithstanding the foregoing, Buhrmann NV does not intend to maintain calculations of earnings and profits as determined under US federal income tax principles.

        For taxable years beginning before January 1, 2009, dividends received by an individual are eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) either (a) our American Depositary Shares continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Netherlands income tax treaty, and (3) we are not a "passive foreign investment company". The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

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

        Sale or Exchange of American Depositary Shares or Ordinary Shares. A US Holder generally will recognize gain or loss on the sale or exchange of American Depositary Shares or Ordinary Shares equal to the difference between the amount realized on such sale or exchange and the US Holder's adjusted tax basis in the American Depositary Shares or Ordinary Shares. Gain or loss recognized by a US Holder on the sale or exchange of an American Depositary Share or Ordinary Share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Generally, for US Holders who are individuals, long-term gain is subject to tax at preferential rates, while short-term gain is taxed at the rates applicable to ordinary income, which, for gains recognized before January 1, 2009, may be higher than the rates applicable to dividends. The distinction between capital gain or loss and ordinary income or loss is also important in other contexts; for example, for purposes of the limitations on a US Holder's ability to offset capital losses against ordinary income.

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

        Passive Foreign Investment Company Considerations.    The Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions, including pledges, of stock of, a "passive foreign investment company", or PFIC. A foreign corporation, such as Buhrmann NV, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%. Buhrmann NV believes that it was not a PFIC for the taxable year ended December 31, 2003, and expects to conduct its affairs in such a manner so that it will not be a PFIC in the foreseeable future.

Information reporting requirements and backup withholding tax

        A US Holder (other than an "exempt recipient," including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28% on, and to information reporting requirements with respect to dividends on, and to proceeds from the sale or exchange of, American Depositary Shares or Ordinary Shares. In general, if a non-corporate US Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a US Holder's regular US federal income tax liability or refunded by the IRS where applicable.

Netherlands taxation of non-resident holders of Ordinary Shares

        This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Ordinary Shares. It is a general summary that does not apply to certain categories of investors and it does not discuss every aspect of taxation that may be relevant to a particular holder of Ordinary Shares under special circumstances or who is subject to special treatment under applicable law. This summary also assumes that Buhrmann NV is organized, and that its business will be conducted, in the manner outlined in this Annual Report. Changes in the organizational structure or the manner in which Buhrmann NV conducts its business may invalidate this summary. Any potential investor should consult his own tax adviser for more information about the tax consequences of acquiring, owning and disposing of Ordinary Shares.

        Unless stated otherwise, this summary is based on the Dutch tax laws as they are in force and in effect on the date of this Annual Report. These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws and if such occurs, the information in this summary could become invalid.

        This is a general summary and the tax consequences described may not apply to each holder of shares of Buhrmann NV Any potential investor should consult his own tax advisor for more information about the tax consequences of acquiring, owning and disposing of shares of Buhrmann NV in particular circumstances.

        We have not addressed every potential tax consequence of an investment in Ordinary Shares under the laws of the Netherlands.

General

        The summary of certain Dutch taxes set out in this section "Dutch taxation of non-resident holders of Ordinary Shares" only applies to a holder of Ordinary Shares who is a non-resident holder of Ordinary Shares.

        A holder of Ordinary Shares is a non-resident holder, or Non-Resident Holder, of Ordinary Shares if:

  •
  he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and

  •
  in the case of an individual, he neither is nor has been, nor is deemed to be nor has been deemed to be an employee of Buhrmann NV nor of any entity related to Buhrmann NV; and

  •
  his Ordinary Shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang) in Buhrmann NV, unless such interest forms part of the assets of an enterprise.

        If a person holds an interest in Buhrmann NV, such interest forms part or is deemed to form part of a substantial interest in Buhrmann NV if any one or more of the following circumstances is present:

  •
  he alone or, in the case of an individual, together with his partner (partner) has, directly or indirectly, the ownership of shares of Buhrmann NV representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann NV, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann NV, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of Buhrmann NV or to 5% or more of the liquidation proceeds of Buhrmann NV

  •
  his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) of him or of his partner has a substantial interest in Buhrmann NV

  •
  his shares, profit participating certificates or rights to acquire shares or profit participating certificates in Buhrmann NV have been acquired by him or are deemed to have been acquired by him under a non-recognition provision.

        For purposes of the above, a person who is only entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

Taxes on income and capital gains

        A Non-Resident Holder of Ordinary Shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by Buhrmann NV (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of Ordinary Shares, unless:

  •
  he derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and his Ordinary Shares are attributable to that enterprise; or

  •
  (in the case of an individual) he derives benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

        The concept "dividends distributed by Buhrmann NV" as used in this section includes, but is not limited to, the following:

  •
  distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of Ordinary Shares by Buhrmann NV (other than a repurchase as a temporary investment) in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  liquidation proceeds and proceeds of redemption of Ordinary Shares in excess of the average capital recognized as paid-in for Dutch dividend withholding tax purposes;

  •
  the par value of Ordinary Shares issued by Buhrmann NV to a holder of Ordinary Shares or an increase of the par value of Ordinary Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

  •
  partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of Buhrmann NV has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of Buhrmann NV

        A Non-Resident Holder of Ordinary Shares may, inter alia, derive benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands in the following circumstances:

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

  •
  if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax

        Dividends distributed by Buhrmann NV to a Non-Resident Holder of Ordinary Shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See the sub-section "Taxes on income and capital gains" for a description of the concept "dividends distributed by Buhrmann NV".

        If a double tax treaty is in effect between The Netherlands and the country of residence of a Non- Resident holder of shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by Buhrmann NV The Netherlands tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Netherlands dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of The Netherlands.

        If a Non-Resident Holder of Ordinary Shares is resident in the Netherlands Antilles or Aruba or in a member state of the European Union or in a country that has concluded a double tax treaty with the Netherlands, Buhrmann NV is not required to withhold Dutch dividend withholding tax from a dividend distributed by Buhrmann NV to such Holder of Ordinary Shares to the extent that the temporary special distribution tax, discussed below in the section "Distribution tax", applies to the distribution.

        Under the convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income, or the U.S./NL Income Tax Treaty, the Dutch dividend withholding tax rate on dividends paid by Buhrmann NV on Ordinary Shares held by a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such Ordinary Shares, provided that the holder thereof or, if applicable, the paying agent, has supplied Buhrmann NV with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely supplied, Buhrmann NV generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

Reduction

        If Buhrmann NV has received a profit distribution from a foreign entity, or a repatriation of foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, Buhrmann NV may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by Buhrmann NV

        Non-Resident Holders of Ordinary Shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact to such investors of Buhrmann NV's potential ability to receive a reduction as meant in the previous paragraph.

Gift and inheritance taxes

        A person who acquires Ordinary Shares as a gift (in form or in substance) or who acquires or is deemed to acquire Ordinary Shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

  •
  the donor is or the deceased was resident or deemed to be resident of the Netherlands for purposes of gift or inheritance tax, as the case may be; or

  •
  the Ordinary Shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

  •
  the donor makes a gift of Ordinary Shares, then becomes a resident or deemed resident of the Netherlands, and dies as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

Distribution tax

        Buhrmann NV is subject to a temporary special distribution tax at a rate of 20% to the extent that dividends distributed by Buhrmann NV during the period from January 1, 2001 up to and including December 31, 2005 are classified as "excessive". For purposes of this distribution tax, dividends distributed by Buhrmann NV are considered to be "excessive" to the extent that, during a particular calendar year, the total thereof exceeds the highest of the following three amounts:

  •
  4% of the market capitalization of Buhrmann NV at the beginning of the relevant calendar year;

  •
  twice the amount of the average annual dividends (exclusive of extraordinary distributions) distributed in the three calendar years immediately preceding January 1, 2001; and

  •
  Buhrmann NV's consolidated commercial results for the preceding book year, subject to certain adjustments.

        See the section "Dutch taxation of non-resident holders of Ordinary Shares—Taxes on income and capital gains" for a description of the concept "dividends distributed by Buhrmann NV"

        The special distribution tax will not be due if and to the extent the aggregate of dividends distributed by Buhrmann NV during the period from January 1, 2001 up to and including December 31, 2005 exceeds the fair market value of the assets at the end of the book year ending on December 31, 2000, net of liabilities and provisions and reduced by the paid-in capital. The special distribution tax will be reduced in proportion to the percentage of the shares that were held, at the time of the "excessive" distribution, during an uninterrupted period of three years, by individuals or entities (other than investment institutions (beleggingsinstellingen) as defined in the Dutch Corporate Income Tax Act 1969) holding at least 5% of the nominal paid-in capital, provided such shareholders are resident in The Netherlands, The Netherlands Antilles or Aruba, or in a member state of the EU, or in a country that has concluded a double tax treaty with The Netherlands. The special distribution tax is not a withholding tax; it is imposed directly on Buhrmann NV Therefore, if it is reduced because certain shareholders own at least 5% of the nominal paid-in capital, Buhrmann NV will receive the benefit of the reduction and it will inure indirectly not only to the shareholders whose shareholdings caused the reduction to apply.

Capital tax

        Buhrmann NV is subject to Dutch capital tax at a rate of 0.55% on any contribution received in respect of Ordinary Shares, unless an exemption applies

Other taxes and duties

        No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands by a Non-Resident Holder of Ordinary Shares in respect of or in connection with the subscription, issue, placement, allotment or delivery of Ordinary Shares.

Documents on Display

        Copies of the annual reports on Form 20-F of Buhrmann NV and documents referred to within this Form 20-F are available for inspection upon request at the Buhrmann Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands (tel. +31-20-651 11 11) and the SEC's public reference room located at 450 Fifth Street, NW, Washington DC, 20549. In addition, Buhrmann's SEC filings are also available through the SEC's website www.sec.gov.

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        Buhrmann is exposed to financial market risks including changes in interest rates and currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

        The financing policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on cash interest cover (operating result before depreciation of tangible fixed assets and software and before amortization and impairment of goodwill and exceptional items over cash interest) and the relationship between borrowings and total enterprise value ("market value based leverage", which is calculated by using the market capitalization of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of 3 times and the market value based leverage over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest-bearing debt over operating result before depreciation of tangible fixed assets and software and before amortization and impairment of goodwill and exceptional items) is the most relevant. The details on these ratios are given in the appropriate notes to the Consolidated Financial Statements. Actual cash interest cover at December 31, 2003 was 2.2, which is below our minimum target level of 3, and market value based leverage was 36%. Both the debt reduction and the refinancing carried out in 2003 are expected to have a positive effect on the financial ratios.

        The interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Interest hedging instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile.

        External interest-bearing debt after currency hedging is distributed primarily among the main currencies (i.e. US dollar and euro) on the basis of anticipated operating profit before amortization and impairment of goodwill and excluding exceptional items. The remaining translation risk is not covered. At December 31, 2003, the actual split of the external debt (after currency hedges) is 73% in US dollar, 24% in euro and 3% in other currencies.

        Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are used to cover these risks. The occurrence of these exposures is relatively low as most purchases and sales are conducted at a local level.

        Financial instruments such as currency and interest swaps are used only to hedge against financial market risks. No speculative positions are entered into. Financial instruments are primarily dealt with third parties by Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV. These entities also act as the main financing companies for the Group. In addition an Accounts Receivable Securitisation Program is being run using Buhrmann Silver SA and Buhrmann Silver US LLC as financing companies.

        The Treasury function does not operate under an own profit objective but it pursues benefits of scale and efficiency as well as provides in-house services in the area of financial logistics. Cash and third-party debt is concentrated in the main financing companies to ensure maximum efficiency in meeting changing business needs, while local operations are largely financed by a mix of equity and long-term inter-company loans denominated in local currencies.

        Buhrmann's loans and borrowings as of December 31, 2003 are included in the table below. This table provides information about the cash flows, fair value, weighted average interest rate, maturity and contract terms of Buhrmann's debt which includes both variable and fixed rate debt. Foreign currencies have been translated at the applicable euro rates at December 31, 2003.

        For cash, accounts receivable, other short-term assets, accounts payable, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

	2004	2005	2006	2007	>2007	TOTAL	Fair Value
	(in millions of euro)
Fixed rate debt:
12 1/4% Notes	—	—	—	—	277	277	310
Interest rate	—	—	—	—	12.25%	—	—
Convertible Bonds					115	115	121
Interest rate					2.00%
Other	—	—	—	—	3	3	3

Total fixed rate debt	—	—	—	—	395	395	434

Variable rate debt:
Securitized Notes	—	—	—	79	—	79	79
Term Loan A	8	16	16	26	53	120	120
Term Loans B	4	4	4	4	337	351	351
Overdrafts + Others	21	15	—	—	—	36	36

Total variable rate debt	32	35	20	109	390	586	586

Total debt	32	35	20	109	785	981	1,020

        The fair values of Buhrmann's fixed rate loans have been estimated based on applicable market interest rates available to Buhrmann for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value.

Interest rate risks

        Buhrmann's policy is to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position, in order to achieve the hedging as per policy. Buhrmann currently aims to have at least 75% of the interest rate fixed, given the present level of interest cover. Actual fixed % was 67% at December 31, 2003.

        The average blended effective interest rate (including margin, currency and hedging effects) was approximately 9.1% in 2003.

Buhrmann's Interest Rate Swap (IRS) contracts at December 31, 2003

	IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR:
Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	150	4.80	(3.7)

Subtotal A	150		(3.7)

	IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR:
Maturity	Notional amount	Average interest rate in %	Fair value
< 1 year	139	1.88	(0.5)
< 2 years	139	2.33	(0.3)
< 3 years	40	2.74	0.0
< 5 years	59	5.64	(5.3)

Subtotal B	376		(6.0)

Total A+B	526		(9.7)

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

        Buhrmann generally attempts to cover a portion of its currency translation risk by financing its operations in subsidiaries through internal debt denominated in local currencies. In general, the remaining translation risk is not covered. This is based on the assumption that the investments in subsidiaries are long-term investments. However, this risk is monitored and reviewed periodically and if this risk is deemed to be too high, Buhrmann will consider hedges against this risk wherever possible. The economic currency risk is limited, as operating companies generally operate on local markets with local competitors.

Buhrmann's forward foreign exchange and currency swap contracts at December 31, 2003

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Market value
Buy GBP/sell EUR	< 1 year	0.71	12	0.0
Buy EUR/sell SEK	< 1 year	9.12	38	(0.2)
Buy EUR/sell USD	< 1 year	1.25	27	0.3
Buy EUR/sell GBP	< 1 year	1.42	2	0.0

			79	0.1

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

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
USE OF PROCEEDS

        On March 25, 2003, a meeting of holders of depositary receipts of Preference Shares A was held. At this meeting certain changes to the Administration Conditions governing the administration of the Preference Shares A were made so that the holders of depositary receipts of Preference Shares A are now entitled, subject to certain limitations, to vote the underlying Preference Shares A at shareholders' meetings. In addition, the number of votes attached to the Preference Shares A are now based on the stock market price of the depositary receipts in relation to the stock market price of the Ordinary Shares. See Item 10 "Additional Information—Articles of Association of Buhrmann NV—Preference Shares A" for a more detailed description of the voting rights of the Preference Shares A.

        Further, at an Extraordinary General Meeting of Shareholders held in October 2003, amendments to the articles of association of the Company were approved which materially affected the terms of the Preference Shares C. These changes include a modification of the annual dividend on the Preference Shares C which was amended from a fixed 5.5% per annum to 5.5% in 2003, 6.0% in 2004 and 2005, 6.5% in 2006, 2007 and 2008, 7.5% in 2009 and 8.5% in 2010. Furthermore, the basis-conversion price decreased from EUR 18.1125 to EUR 13. The right of the Company to withdraw or repay the Preference Shares C has also been modified; it is now possible for the Company to withdraw or repay the Preference Shares C if the share price of the Preference Shares C has been 125% or more of the conversion price for 30 trading days which percentage was reduced from 150%. The "duration" of the Preference Shares C has been reduced from 12 to 11 years. Although the Preference Shares C do not have a duration as such, the terms concerning the rights attached to the Preference Shares C ensure that after 11 years (i.e. October 2010) it becomes very unattractive for the Company to withdraw the Preference Shares C.

        There have been no other material modifications to the rights of security holders.

ITEM 15: CONTROLS AND PROCEDURES

        The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and in this connection management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

        As of the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

        During the period covered by this Annual Report on Form 20-F, there have been no changes in the Company's internal controls or in other factors that could significantly affect the internal controls subsequent to the date the Company completed its evaluation.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

        Our Supervisory Board has determined that each member of the Audit Committee (messrs A.G. Jacobs, G.H. Smit and J. Peelen) is an audit committee financial expert.

ITEM 16B: CODE OF ETHICS

        Buhrmann has a code of ethics (Business Principles and Code of Ethics) which applies to all employees of Buhrmann worldwide, including Buhrmann's chief executive officer, chief financial officer, principal accounting officer and other persons performing similar functions. We amended our Business Principles and Code of Ethics on February 27, 2003 and February 26, 2004 in order to reflect SEC rules adopted under U.S. Sarbanes-Oxley Act of 2002 and to reflect amendments by the New York Stock Exchange to its corporate governance rules for listed companies. In 2003, no waivers were granted with respect to our Business Principles and Code of Ethics.

        A copy of our code of ethics is included as exhibit 11.1 to this annual report on Form 20-F and is available, along with the Company's remaining corporate governance policies, on our website at www.buhrmann.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

        In 2003 and 2002, Buhrmann paid to PricewaterhouseCoopers Accountants N.V., our principal accountant, the following fees (in millions of euro):

	2003	2002
Audit fees	4.7	4.6
Audit-related fees	1.5	1.7
Tax fees	0.2	0.2
All other fees	0.8	—

Total fees	7.2	6.5

        Audit-related fees in 2003 and 2002 mainly relate to services in connection with the divestment of the Paper Merchanting Division, the issue of the Subordinated Convertible Bond and the accounts receivable securitization program.

        Tax fees relate to tax compliance services.

        All other fees mainly relate to services in connection with rules relating to internal controls over financial reporting as adopted by the SEC under the Sarbanes-Oxley Act.

Policy regarding External Auditor Indepence and Services

        Buhrmann has established a policy addressing the independence of its external auditors and the provision of services by its external auditors. Pursuant to the Buhrmann Policy regarding External Auditor Independence and Services, the Company's external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been pre-approved by the Audit Committee (except as otherwise set forth below). The Audit Committee annually reviews the list of permissible pre-approved services and may add or subtract services from the list from time to time.

        The following lists certain of the permissible pre-approved audit services, audit-related services and non-audit services as set forth in the Buhrmann Policy regarding External Auditor Independence and Services:

        Permissible audit services include:

  •
  statutory audits or financial audits for subsidiaries or affiliates of the Company, including issuing the audit opinion for group reporting purposes and on the statutory financial statements; and

  •
  issuing the audit opinion relating to the financial statements contained in the Company's annual report on Form 20-F, and other services associated with SEC registration statements, periodic reports and other documents filed with the SEC.

        Permissible audit-related services include:

  •
  due diligence work;

  •
  audits on divestments and acquisitions; and

  •
  advice on accounting policies.

        Permissible non-audit services include:

  •
  risk management advisory services (such as assessment and testing of security controls); and

  •
  treasury advisory services.

        These non-audit services require the pre-approval of the Audit Committee unless:

  •
  the aggregate amount of all such services provided constitutes no more than EUR 250,000 in any fiscal year;

  •
  such services were not recognized by the Company at the time of the engagement to be non-audit services; and

  •
  such services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee prior to the completion of the audit.

        The foregoing description is qualified in its entirety by reference to the Buhrmann Policy regarding External Auditor Independence and Services, a copy of which is available on our website at.

        In 2003, all audit fees, audit-related fees and tax fees and approximately 75% of the non-audit fees originating from PricewaterhouseCoopers Accountants N.V. were pre-approved by the Audit Committee in accordance with the pre-approval policy.

ITEM 17: FINANCIAL STATEMENTS

        Not applicable.

ITEM 18: FINANCIAL STATEMENTS

        The following Consolidated Financial Statements, together with the report of PricewaterhouseCoopers Accountants N.V., independent accountants, are filed as part of this annual report:

REPORT OF INDEPENDENT AUDITORS

        To the Board of Directors and to the Shareholders of Buhrmann N.V.

        In our opinion the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of group equity present fairly, in all material respects, the financial position of Buhrmann N.V. and its subsidiaries at December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the Netherlands. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Netherlands and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis our opinion.

        Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34, as restated and disclosed on page F-60, to the consolidated financial statements.

Amsterdam, The Netherlands,
February 26, 2004, except for Note 33,
for which the date is June 3, 2004

PricewaterhouseCoopers Accountants N.V.

Buhrmann N.V.

Consolidated Statements of Income

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(in millions of euro, except per share data)
Net sales	8,053	9,948	10,408
Costs of trade goods sold	(5,933)	(7,392)	(7,702)
Other costs of sales	(261)	(303)	(310)
Exceptional costs of sales (Note 4)	(5)	—	—

Total costs of sales	(6,199)	(7,695)	(8,012)

Added value	1,854	2,253	2,396

Labor costs (Note 5)	(1,137)	(1,330)	(1,390)
Other operating costs (Note 6)	(393)	(467)	(489)
Exceptional operating results (Note 7)	56	—	—
Depreciation of tangible fixed assets and software	(104)	(114)	(109)
Amortization of goodwill	(52)	(70)	(67)
Impairment of goodwill (Note 15)	(53)	(573)	—

Total operating costs	(1,683)	(2,554)	(2,055)

Operating result	171	(301)	341
Net financing costs	(161)	(199)	(210)
Exceptional financing costs	(96)	—	—

Total financing costs (Note 8)	(257)	(199)	(210)

Result from operations before taxes	(86)	(500)	131
Taxes on result from operations	(8)	(18)	(24)
Exceptional tax results	76	—	—

Total taxes (Note 10)	68	(18)	(24)

Results from participations and other financial results	1	16	(3)
Exceptional results from participations and other financial results	(103)	—	—

Total results from participations and other financial results (Note 9)	(102)	16	(3)

Minority interests	(14)	(12)	(9)
Exceptional minority interests	2	—	—

Total minority interests (Note 9)	(12)	(12)	(9)

Net result from operations	(132)	(514)	95
Extraordinary result (after tax) (Note 12)	—	(74)	(40)

Net result	(132)	(588)	55

Net result per Ordinary Share, basic and fully diluted (Note 14)	(1.23)	(4.70)	0.17

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Balance Sheets as of December 31, 2003 and 2002

(before appropriation of net result)

	December 31,
	2003	2002
	(in millions of euro)
ASSETS
Fixed assets
Intangible fixed assets (Note 15)	1,518	1,939
Tangible fixed assets (Note 16)	233	441
Financial fixed assets (Note 17)	421	481

	2,172	2,861

Current assets
Inventories of trade goods	423	683
Accounts receivable (Note 18)	736	1,507
Other receivables (Note 18)	201	321
Cash and deposits	145	37

	1,505	2,548

Total assets	3,677	5,409

GROUP EQUITY, PROVISIONS AND LIABILITIES
Group equity
Ordinary Shares (Note 21)	164	158
Preference Shares (Note 21)	64	64
Additional paid in capital (Note 21)	2,055	2,034
Retained earnings	(705)	112
Treasury shares	(10)	(10)
Undistributed net result	(132)	(588)
Minority interests	48	41

	1,484	1,811

Provisions
Pensions (Note 22)	18	26
Deferred taxes (Note 22)	177	221
Other (Note 22)	79	90

	274	337

Long-term liabilities
Subordinated loans (Note 24)	392	334
Other loans (Note 24)	557	1,344

	949	1,678

Current liabilities
Loans	28	68
Bank overdrafts	5	26
Accounts payable	644	1,064
Other liabilities (Note 25)	293	425

	970	1,583

Total group equity, provisions and liabilities	3,677	5,409

Working capital (Note 19)	456	1,103
Capital employed (Note 20)	2,207	3,483
Interest-bearing debt (Note 27)	836	1,735
Guarantee capital (Note 28)	1,876	2,145
Commitments not included in the balance sheet (Note 29)	524	755

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Statements of Cash Flows

for the years ended December 31, 2003, 2002 and 2001

	2003	2002	2001
	(in millions of euro)
Cash flow from operating activities
Operating result	171	(301)	341
Adjustments for:
Depreciation of tangible fixed assets and software	104	114	109
Amortization of goodwill	52	70	67
Impairment of goodwill	53	573	—
Addition to/(release of) provisions	—	1	13
(Increase)/decrease in working capital:
(Increase)/decrease inventories	1	11	85
(Increase)/decrease accounts receivable	109	195	208
Increase/(decrease) accounts payable	(43)	(172)	(19)
(Increase)/decrease other receivables and liabilities	14	18	(67)

Net (increase)/decrease in working capital	81	52	207

Cash flow from operations	461	509	737
Other operational payments:
Interest paid	(134)	(184)	(202)
Other financial income	18	—	—
Profit taxes paid	(22)	(16)	(27)
Payments charged to provisions (see Note 22)	(51)	(51)	(39)

	(189)	(251)	(268)

Net cash provided by operating activities (A)	272	258	469

Cash flow from investing activities
Net investments in tangible fixed assets and internally used software	(79)	(107)	(127)
Acquisitions	(10)	(9)	(578)
Payments related to integration of acquisitions	(8)	(90)	(208)
Divestment of group companies and participations	641	68	147

Net cash provided by (used in) investing activities (B)	544	(138)	(766)

Available cash flow (A+B)	816	120	(297)

Cash flow from financing activities
Ordinary Shares issued (see Note 21)	—	—	665
Dividend payments (see Note 21)	(9)	(25)	(60)
Payment to minority shareholders	(7)	(5)	(2)
Paid financing fees (see Note 17)	(25)	(16)	(13)
Settlement of interest rate swaps (Note 24)	(40)	—	—
Net repayment of long-term debt (see Note 24)	(600)	(162)	(170)

Net cash provided by (used in) financing activities (C)	(681)	(208)	420

Net cash flow (A+B+C)	135	(88)	123

Net increase in liquid funds
Liquid funds at year-end:
Cash and deposits	145	37	99
Short-term borrowings with credit institutions	(5)	(26)	—

	140	11	99

Minus liquid funds at beginning of year:
Cash and deposits	37	99	57
Short-term borrowings with credit institutions	(26)	—	(104)
Translation differences	(6)	—	(1)
Short-term liabilities purchased and disposed of	—	—	24

	5	99	(24)

Net increase in liquid funds	135	(88)	123

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Statements of Group Equity

for the years ended December 31, 2003, 2002 and 2001

			Preference Shares
	Ordinary Shares				Issued and Paid-in Capital					Minority interest in group companies
						Additional paid in capital	Retained earnings	Treasury shares	Undistribu- ted net result		Total Group Equity
	Issued	Treasury	A	C
	Number of shares
	(in millions of euro, except number of shares (in thousands))
December 31, 2000	102,544	(530)	53,282	35	177	1,347	195	(10)	207	32	1,948
Dividend Ordinary Shares for 2000	—	—	—	—	—	—	—	—	(46)	—	(46)
Profit appropriation 2000	—	—	—	—	—	—	161	—	(161)	—	—
Option exercised	—	—	—	—	—	—	1	—	—	—	1
Re-issued in connection with exercised option rights	—	37	—	—	—	—	—	—	—	—	—
Redenomination face value shares	—	—	—	—	13	(13)	—	—	—	—	—
Issued shares	27,600	—	—	—	29	659	(25)	—	—	—	663
Issued shares for stock dividend	1,691	(16)	—	2	2	—	—	—	—	—	2
Dividend payments to third parties	—	—	—	—	—	—	—	—		(3)	(3)
Result 2001	—	—	—	—	—	—	—	—	55	—	55
Dividend Preference Shares A for 2001	—	—	—	—	—	—	—		(14)	—	(14)
Minority share	—	—	—	—	—	—	—	—	—	9	9
Translation differences (net of taxes)	—	—	—	—	—	—	57	—	—	(1)	56

December 31, 2001	131,835	(509)	53,282	37	221	1,993	389	(10)	41	37	2,671
Reclassification additional paid-in capital Preference Shares C	—	—	—	—	—	42	(42)	—	—	—	—
Dividend Ordinary Shares for 2001	—	—	—	—	—	—		—	(10)	—	(10)
Profit appropriation 2001	—	—	—	—	—	—	31	—	(31)	—	—
Issued shares	—	—	—	—	1	(1)	—	—	—	—	—
Issued shares for stock dividend	793	(6)	—	2	—	—	—	—	—	—	—
Dividend payments to third parties	—	—	—	—	—	—	—	—		(5)	(5)
Result 2002	—	—	—	—	—	—	—	—	(588)	—	(588)
Dividend Preference Shares A for 2002	—	—	—	—	—	—	(11)	—	—	—	(11)
Dividend Preference Shares C for 2002	—	—	—	—	—	—	(21)	—	—	—	(21)
Preference Shares C to be issued	—	—	—	—	—	—	21	—	—	—	21
Minority share	—	—	—	—	—	—	—	—	—	12	12
Translation differences (net of taxes)	—	—	—	—	—	—	(255)	—	—	(3)	(258)

December 31, 2002	132,628	(515)	53,282	39	222	2,034	112	(10)	(588)	41	1,811

Dividend Ordinary Shares for 2002	—	—	—	—	—	—	(4)	—		—	(4)
Profit appropriation 2002	—	—	—	—	—	—	(588)	—	588	—	—
Issued shares for stock dividend	4,064	(11)	—	2	6	—	—	—	—	—	6
Consolidation/deconsolidation	—	—	—	—	—	—	—	—	—	(2)	(2)
Dividend payments to third parties	—	—	—	—	—	—	—	—		(7)	(7)
Result 2003	—	—	—	—	—	—	—	—	(132)	—	(132)
Dividend Preference Shares C issued for 2002	—	—	—	—	—	21	(21)	—	—	—	—
Dividend Preference Shares A for 2003	—	—	—	—	—	—	(11)	—	—	—	(11)
Dividend Preference Shares C for 2003	—	—	—	—	—	—	(22)	—	—	—	(22)
Preference Shares C to be issued	—	—	—	—	—	—	22	—	—	—	22
Minority share	—	—	—	—	—	—	—	—	—	12	12
Translation differences (net of taxes)	—	—	—	—	—	—	(193)	—	—	4	(189)

December 31, 2003	136,692	(526)	53,282	41	228	2,055	(705)	(10)	(132)	48	1,484

        Dividend on cumulative preference shares A of EUR 11 million and C of EUR 21 million for 2003 are included in group equity considering their cumulative nature.

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Notes to Consolidated Financial Statements

1.     Business

        Buhrmann N.V. and its subsidiaries ("the Company"), headquartered in the Netherlands, are engaged in supplying office products and office furniture directly to end users. The Company also supplies and maintains pre-press systems, printing presses and folding, cutting and binding machines directly to end users.

        Following the sale of the packaging activities in 1998, the Company began to concentrate fully on its service and distribution activities. Consequently a US company in the office product industry, Corporate Express Inc., was acquired on October 28, 1999.

        In April 2001, the Company acquired the office supplies division of Samas-Groep N.V. and in May 2001 substantially all of the assets of the North American office products business of US Office Products Company (USOP) were acquired. The Samas and USOP acquisitions are included in the Consolidated Financial Statements as of the respective date of acquisition, which has an impact on comparability of, among others, Consolidated Statements of Income and Cash Flows.

        With effect from October 31, 2003, the Company completed the sale of its Paper Merchanting Division to PaperlinX Limited. The Paper Merchanting Division was a distributor of paper and related products to the graphic, office and display markets, mainly in Europe.

        After this sale, Buhrmann continues as a focused leader in business services and distribution in the office products markets. Divestments are further described in Note 3.

        After the sale of the Paper Merchanting Division, the Company has activities in the Netherlands, United States, United Kingdom, Germany, Italy, France, Australia, Canada, Austria, Belgium, Greece, Hungary, Ireland, Luxembourg, New Zealand, Poland, Spain and Sweden.

2.     Summary of significant accounting policies

Basis of presentation

        The accompanying Consolidated Financial Statements are presented in euro and are based on the historical cost convention prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code.

        These standards vary in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). Information relating to the nature and effect of such differences is presented in Note 34.

        These Consolidated Financial Statements differ in certain respects from the Consolidated Financial Statements and disclosures included in the Buhrmann N.V. Annual Report 2003 furnished to Buhrmann's shareholders. Among other things, the parent company balance sheet and income statement and related disclosures are not included in these Consolidated Financial Statements. Also, additional footnote disclosures have been added in order for these Consolidated Financial Statements to comply with US GAAP and the requirements of the US Securities and Exchange Commission. Lastly, the summary of differences between Dutch GAAP and US GAAP contained in Note 34 has been changed to, among other things, reflect the adoption of Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor", on a cumulative effect basis.

        As a general principle, an asset is recognized in the Consolidated Balance Sheet when it is probable that the future economic benefits will flow to the Company and the asset can be measured reliably. A liability is recognized in the Consolidated Balance Sheet when it is probable that an outflow of resources will result from the settlement of a present obligation, and the amount at which the settlement will take place can be measured reliably. If the criteria for recognition are no longer met, the assets and liabilities are derecognized. Unless otherwise stated in the following Notes, assets and liabilities are shown at face value. Where necessary, the assets have been reduced to reflect permanent diminutions in value.

        In 2003, the following accounting policies and estimates changed compared to 2002:

  •
  Exceptional items—In accordance with the new Guideline for Annual Reporting on extraordinary and exceptional items applicable in the Netherlands, the notion of exceptional results was introduced (comparative figures of previous years have not been adjusted).

  •
  Revenue recognition—Following the release of the new Guideline for Annual Reporting on revenue recognition applicable in the Netherlands as of January 1, 2003, equipment sales in the Graphic Systems Division are recognized after installation instead of at delivery.

  •
  As of December 31, 2003, internally used software is presented as an intangible fixed asset. The depreciation of internally used software is included in "Depreciation of tangible fixed assets and internally used software" in the Consolidated Statements of Income. This change has been implemented in the figures retrospectively.

        In 2002 and 2001, Buhrmann incurred EUR 113 million and EUR 86 million of expenses relating to restructuring measures and integration of acquisitions for its continuing operations which were presented as extraordinary expenses. Under the new Guideline described above, these expenses would have been classified as exceptional operating expenses (see Note 7).

        From 2002, cash, deposits, accruals for income tax and interest are no longer included in working capital (see Note 19). The net effect on working capital at December 31, 2001 was a decrease of EUR 95 million and the comparative numbers have been adjusted.

Use of estimates

        The Consolidated Financial Statements include amounts that are based on management's best estimate and judgments particularly in the areas of intangible fixed assets, specifically for goodwill impairment, other receivables in respect of rebates from suppliers, provisions for restructuring and integration, provisions for legal proceedings, provisions for pensions, taxation in respect of deferred taxes and currency translation and exchange differences on loans and currency swaps. Estimates are mainly based on past experience and are evaluated on an on-going basis. Actual results could differ from these estimates.

Consolidation policies

        The consolidation of Buhrmann includes Buhrmann N.V. and the companies in which it can exert a controlling influence on the commercial and financial policy (group companies). These companies are fully consolidated.

        Companies in which Buhrmann can exert significant, but not a controlling influence on the commercial and financial policy are not consolidated but valued at net equity value according to Buhrmann's accounting policies (associated companies). Investments in companies in which Buhrmann is unable to exert significant influence are valued at cost or lower long-term market value. All balances and transactions between group companies have been eliminated in consolidation. Minority interests in group companies are disclosed separately in the Consolidated Statement of Income and in the Consolidated Balance Sheet.

        The assets and liabilities of foreign group companies are translated into euros at the rates prevailing at the Balance Sheet date. Income Statements of foreign group companies are translated into euros at the average rates for the reporting period. The resulting translation differences are recorded directly in Group equity.

        The results and cash flows of group companies acquired by the Group are included as of the date of acquisition. This also applies to the results of associated companies. When group companies and associated companies are acquired, the difference between the acquisition price and the net equity value is recorded as goodwill and is amortized over the expected economic life with a maximum of forty years.

        From the date the control of a group company or associated company has ceased, for example due to divestment, the difference between the realizable value and the net equity value, including the book value of capitalized goodwill, is recorded in the income statement. Divested group companies are consolidated until the moment of divestment.

Presentation

        The Consolidated Statements of Income are presented in an extended format that is more detailed than the models prescribed by the Guidelines for Annual Reporting applicable in the Netherlands. Figures are often presented before exceptional items and where applicable before amortization and impairment of goodwill. These figures are regarded by Buhrmann as key performance indicators increasing the transparency of the reporting.

Foreign currencies

        Accounts receivable, cash and deposits and liabilities denominated in foreign currencies are translated at the rates prevailing at the balance sheet date, unless these are reflected in currency forward contracts. In such cases, valuation occurs using a currency forward rate. The resulting translation differences are included in income. Translation and exchange differences, net of related taxation, arising from long-term loans to group companies and associated companies that have the nature of permanent investment, are recorded directly in Group equity. Translation and exchange differences on loans extended by and swaps entered into with third parties which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a foreign Group company or associated company are also recorded directly in Group equity.

        The following translation rates against the euro have been used (main currencies only):

Currency per 1 euro	December 31, 2003	Average 2003	December 31, 2002	Average 2002	December 31, 2001	Average 2001
AUD	1.6802	1.7384	1.8556	1.7365	1.7270	1.7325
CAD	1.6234	1.5821	1.6550	1.4828	1.4077	1.3868
GBP	0.7048	0.6918	0.6505	0.6287	0.6080	0.6218
USD	1.2630	1.1307	1.0487	0.9448	0.8813	0.8955

Policies for the Consolidated Statements of Income

Net sales

        Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax.

        The Company had the following divisions: Office Products North America, Office Products Europe, Office Products Australia, Graphic Systems and the Paper Merchanting Division until its sale with effect from October 31, 2003. For reporting purposes, the Office Products Europe Division and Office Products Australia Division are combined.

        Sales in the Office Products Divisions (such as office supplies, furniture, consumable computer products) are in general recognized at the point of delivery, as Buhrmann has no future performance obligations.

        In the Graphic Systems Division, sales of machines are recognized after installation as of January 1, 2003. Sales of supplies and spare parts are in general recognized at the point of delivery.

        The sales in the Paper Merchanting Division comprise of paper to printers, publishers and the office market. The sales of these products are recognized at the point of delivery to the customer in accordance with the shipping terms.

        In all Divisions, sales of services are recognized in the period in which the services are rendered.

Costs of trade goods sold

        Cost of trade goods sold represents the purchase price of trade goods sold, including duties, insurance and in-bound transportation costs. Rebates and catalogue contributions (net of related costs) received from suppliers are deducted from costs of trade goods sold. Rebates received from suppliers are accrued into income based on volume and specific vendor programs. Rebates received or accrued relating to unsold inventories at balance sheet date are deducted from the value of the inventories. Catalogue contributions (net of related costs) reduce costs of trade goods sold in the period for which the catalogue is in use.

Other cost of sales

        Other costs of sales mainly comprise out-bound, third party delivery expenses as well as expenses relating to doubtful accounts receivable, obsolete inventories and temporary personnel.

Added value

        Added value is arrived at by subtracting costs of trade goods sold and other costs of sales from net sales.

Advertising costs

        Advertising costs are expensed as incurred.

Research and development

        Costs of research are expensed as incurred and included in labor and other operating costs. Costs of research are insignificant. Costs of development, which predominantly relates to internally used software, are capitalized and after being put into use, amortized over the expected life of the asset.

Exceptional results

        During the course of a year, certain events take place that may be viewed as part of a Company's normal business operations. These events however, have unique characteristics that set them apart from the Company's standard day-to-day operations. These events may be so infrequent and of such a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the Company's operations and cost structure so significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. In order to increase transparency, these events have been separately disclosed as exceptional results as of January 1, 2003. In the periods prior to January 1, 2003, this type of results were reported as extraordinary.

Results from participations and other financial results

        These include:

  •
  The proportional share in the result of associated companies determined in accordance with Buhrmann's accounting policies;

  •
  Dividends received from investments in other companies, and

  •
  Result on the sale of companies.

Taxation

        The amount of tax included in the Consolidated Statements of Income is based on pre-tax reported income and calculated at current local tax rates, taking into account timing differences and the likelihood of realization of deferred tax assets and liabilities.

        Deferred tax assets and liabilities are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carryforwards. Deferred taxes are stated at nominal value and are determined using the local tax rates prevailing on the balance sheet date. Within tax groups, where the exercise periods permit and is legally enforceable, deferred tax assets and liabilities are netted. Resulting deferred tax assets are included in the consolidated balance sheet under "Financial fixed assets", insofar as realization is more likely than not. The realizability is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under "Provisions".

        No withholding taxes are provided for the undistributed earnings of foreign subsidiaries on the basis that these amounts are permanently reinvested in these subsidiaries.

Policies for the Consolidated Balance Sheet

Intangible fixed assets

        Goodwill paid after December 31, 1996 and costs of the development of internally used software are recorded under this heading.

        Goodwill is amortized over the expected economic life of goodwill with a maximum of forty years. Prior to January 1, 1997 goodwill was written off directly to Group equity.

        Costs of development of internally used software are capitalized and, after being put into use, amortized over the expected life (between 3–5 years).

        The Company performs at least annually a goodwill impairment test to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated for the relevant entity carrying the goodwill based on discounted expected future cash flows. The fair value is compared to the book value of the entity, including allocated goodwill. In case the fair value is below the book value, the difference is charged to income as an impairment if the impairment is deemed to be permanent. The cash flows are for this purpose discounted at a rate commensurate with the risk involved.

Tangible fixed assets

        Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average economic life. Repairs and maintenance costs are expensed as incurred.

        The depreciation rates per year are as follows:

Land	Not depreciated
Buildings	3–7%
Plant and equipment	5–10%
Other fixed equipment	10–33%

        The Company periodically evaluates the carrying value of tangible fixed assets and internally used software to be held and used when events and circumstances warrant such a review. The carrying value of a tangible fixed asset and internally used software is considered impaired when the anticipated discounted cash flows from such an asset is less than its carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the discounted cash flow value of the tangible fixed asset and internally used software, if the impairment is deemed to be permanent. The cash flows are for this purpose discounted at a rate commensurate with the risk involved.

Financial fixed assets

        This item includes:

  •
  Participations, which consist of investments in associated companies and other companies.

  •
  Long-term receivables from participations.

  •
  Costs related to long-term financing. These costs are capitalized and amortized based on repayment of the related loans.

  •
  Deferred taxes insofar as they are long-term in nature (see Taxation).

Financial instruments

        Carrying amounts of the Company's cash and deposits, participations, accounts receivable, accounts payable, other receivables, other liabilities and bank overdrafts approximate fair value due to their short-term maturities. Information about the fair value of the Company's long-term loans is included in Note 24.

        Gains and losses on derivative financial instruments, including forward foreign exchange, currency and interest swaps, that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on derivative financial instruments not meeting the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swap agreements are recognized as adjustments to interest expense over the life of each swap, thereby adjusting the interest rate on the hedged obligation. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative will be recorded in the Consolidated Statement of Income. Information about the estimated fair value of the Company's derivative financial instruments is included in Note 24. The estimated fair value of derivative financial instruments is determined using quoted market prices, or market pricing models.

Credit risks

        The Company's customer base is spread over many industries and sectors,including government institutions, and most of these customers are large corporations or institutions. No individual customer represents 10% or more of the Company's total sales or trade accounts receivable balance in any year.

        Management believes it has adequately provided for the collection risk in the Company's accounts receivable, which for a substantial part are insured, by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value.

        Because the Company deals only with major commercial banks with high-quality credit ratings, it does not anticipate non-performance by any of these counterparties. The Company has deposited its cash and deposits with reputable financial institutions and believes the risk of loss to be remote.

Inventories

        Inventories of trade goods are valued at average historic cost which includes the purchase price, net of volume related rebates and cash discounts received from suppliers, duties, insurance and in-bound transportation costs. Overhead costs related to inventories are not significant and are not included in historic cost. If the market value of trade goods is lower than the historic cost, valuation takes place at market value. A provision for obsolescence is recorded if deemed necessary.

Accounts receivable

        Accounts receivable are stated at face value less a provision for doubtful receivables, if deemed necessary.

Other receivables

        Other receivables are stated against the lower of face value or recoverable amount and include:

  •
  Rebates accrued against costs of trade goods sold following the purchase of the goods for resale.

  •
  Catalogue income accrued against costs of trade goods sold.

Cash and deposits

        The Company considers all highly liquid instruments with an original maturity of three months or less to be cash and deposits.

Minority interests

        Minority interests in group companies are valued at net equity value in accordance with Buhrmann's accounting policies.

Provisions

        A provision is recognized when the Company has a present obligation to transfer economic benefits as a result of past events, it is probable that such a transfer will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. The amount recognized is the best estimate of the cost required to settle the present obligation at the balance sheet date. A present obligation exists when the company has little or no discretion to avoid incurring the expenditure.

        The provision for pension relates to insured and uninsured defined benefit plans, both determined at actuarial value. Most defined benefit plans are insured in separate trusts (pension funds) to which the Company makes contributions. For these insured schemes an accrual is only recorded if additional contributions are committed to meet minimum funding levels as defined by local law. The exact amount of the accrual depends on the funding level and the specific financing arrangements.

        The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

        Other provisions include integration and reorganization accruals following acquisitions, divestments and restructuring of the business as well as provisions for product warranties.

Policies for the Consolidated Statements of Cash Flows

        The Consolidated Statements of Cash Flows are derived from the Consolidated Statements of Income and other changes between the opening and closing balance sheets in local currencies, translated at average exchange rates. The indirect method is used. The changes in provisions include movements in provisions for doubtful accounts receivable and obsolete inventories.

        Cash flows resulting from exceptional items are accounted for by their nature as cash flows from operating, investing or financing activities.

        The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds or short-term debt to credit institutions.

3.     Significant Acquisitions and Divestments

Acquisitions

        All of the Companies major acquisitions were accounted for as purchases with the results of operations of the acquired companies included in the Consolidated Statements of Income and Consolidated Statements of Cash Flows from the date of acquisition. As of January 1, 1997, goodwill is no longer written off directly to Group equity but capitalized and amortized over a straight-line basis with a maximum of forty years.

        In April 2001, the office supplies division of Samas-Groep N.V. was acquired for a debt-free price of EUR 321 million in cash. All of the operations of the Samas office supplies division in the Netherlands, Belgium, Luxembourg, Germany, the United Kingdom and Ireland were transferred to Buhrmann. More than 90 percent of the sales of this division were generated in the Netherlands and the United Kingdom. In April 2002, the Company finalized the process of determining the goodwill. The final total amount of goodwill paid for this acquisition was EUR 290 million, which is amortized in forty years.

        In May 2001, Corporate Express, Inc. acquired from US Office Products Company (USOP), the assets of its North American office products business. USOP offered a full range of office products, including traditional office products, office furniture, computer supplies and accessories, business forms and software. The purchase price for the USOP business was USD 172 million (EUR 193 million) in cash. In May 2002, the Company finalized the process of determining the goodwill. The final total amount of goodwill paid for this acquisition was USD 151 million (EUR 144 million) which is amortized in forty years.

        In addition, the Company made a number of smaller acquisitions in 2001. The amount paid for all acquisitions in 2001 was EUR 535 million and resulted in EUR 457 million of goodwill.

        In 2002 and 2003, a number of small acquisitions were made, mainly in the Office Products Australia Division, for which a total amount of EUR 10 million was paid both in 2002 and 2003. These acquisitions resulted in goodwill of EUR 15 million in 2002 and EUR 6 million in 2003 in total.

Divestments

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

        In April 2003, Buhrmann sold the assets DocVision B.V., which is active in mailroom, copy/print services and archives management, for a cash consideration of EUR 8 million on a debt free basis.

        With effect from October 31, 2003, Buhrmann completed the sale of its Paper Merchanting Division to PaperlinX Limited. The initial consideration for the sale was EUR 706 million. As the sale was made on a debt-free and cash-free basis, the initial consideration was reduced by EUR 6 million. Under the terms of the final purchase agreement, there were certain agreed purchase price adjustments mainly related to the net equity value of the Paper Merchanting Division, pensions and restructuring. These purchase price adjustments resulted in a further reduction of the purchase price of EUR 63 million. In addition, a provision for warranties is included in the results as Buhrmann has indemnified PaperlinX for certain existing claims as from October 31, 2003. The final amounts arising from these adjustments are subject to final agreement with PaperlinX and might change. In 2003, a loss of EUR 112 million on this sale was recognized which is summarized in the table below:

(in millions of euro)
Initial consideration	706
less:
Net debt and cash adjustment	(6)
Other purchase price adjustments	(63)

Net	637

Net equity value Paper Merchanting Division as at November 1, 2003:
Shareholders' equity (net)	625
Goodwill	97
Net debt and cash	(6)

716

Book result	(79)
Transaction fees	(15)
Warranties	(18)

Total result (loss)	(112)

        The major balance sheet classes included in assets and liabilities of the Paper Merchanting Division as of October 31, 2003 were as follows:

October 31, 2003
Intangible fixed assets (excluding goodwill)	15
Tangible fixed assets	156
Financial fixed assets	12

Total fixed assets	183

Inventories	213
Receivables	642
Cash	19

Total current assets	874

Total assets	1,057

Provisions	25
Current liabilities	407

Total provisions and liabilities	432

Shareholders' equity (net)	625

        Under Dutch GAAP, the results and cash flows from a discontinued operation are included in operating results and cash flows until the date the operations are actually sold. Under US GAAP, the results and cash flows from discontinued operations are presented separately from continuing operations whereby the Consolidated Statements of Income and Consolidated Statements of Cash Flows for previous years are restated for discontinuance of an operation. The Paper Merchanting Division qualifies as a discontinued operation under US GAAP.

        The following table shows the Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001 as if the Paper Merchanting Division and related holding companies would have been presented as a discontinued operation. Taxes have been allocated to discontinued

operations as if the companies were separate fiscal entities. Net financing costs allocated to discontinued operations is the interest based on net intercompany debt.

	2003	2002	2001
	(in millions of euro)
Net sales	5,787	6,960	7,282
Costs of trade goods sold	(4,096)	(4,953)	(5,136)
Other costs of sales	(191)	(215)	(225)
Exceptional costs of sales	(5)	—	—

Total costs of sales	(4,292)	(5,168)	(5,361)

Added value	1,495	1,792	1,921
Labor costs	(938)	(1,087)	(1,145)
Other operating costs	(300)	(346)	(375)
Exceptional operating results	48	—	—
Depreciation of tangible fixed assets and internally used software	(87)	(93)	(87)
Amortization of goodwill	(49)	(67)	(64)
Impairment of goodwill	(53)	(547)	—

Total operating costs	(1,379)	(2,140)	(1,671)

Operating result	116	(348)	250
Net financing costs	(135)	(154)	(168)
Exceptional financing costs	(96)	—	—

Total financing costs	(231)	(154)	(168)

Result from continuing operations before taxes	(115)	(502)	82
Taxes on result from continuing operations	6	(5)	(10)
Exceptional tax results of continuing operations	76	—	—

Total taxes	82	(5)	(10)

Results from participations and other financial results	1	13	(3)
Exceptional results from participations and other financial results	9	—	—

Total results from participations and other financial results	10	13	(3)

Minority interests	(14)	(12)	(9)
Exceptional minority interests	2	—	—

Total minority interests	(12)	(12)	(9)

Net result from continuing operations	(35)	(506)	60
Extraordinary result from continuing operations	—	(41)	(30)
Discontinued operations (including result on disposal)	(97)	(41)	25

Net result	(132)	(588)	55

Notes to the Consolidated Statements of Income
(in millions of euro, unless stated otherwise)

4.     Exceptional costs of sales

        The timing of the recognition of catalogue income for the Office Products Australia Division has been brought fully in line with Buhrmann's accounting policy. This harmonization has resulted in an exceptional charge of EUR 5 million.

5.     Labor costs

	2003	2002	2001
Wages and salaries	(919)	(1,072)	(1,132)
Social security contributions	(155)	(188)	(182)
Pension schemes	(35)	(29)	(27)
Other	(28)	(41)	(49)

Total	(1,137)	(1,330)	(1,390)

Number of employees at year end	17,832	24,858	27,235
Average number of employees per division
Office Products North America	11,463	13,000	14,286
Office Products Europe and Australia	5,947	6,124	6,279
Graphic Systems	1,132	1,153	1,198
Corporate	72	73	70

Sub-total excluding Paper Merchanting	18,614	20,350	21,833
Paper Merchanting	4,453	5,634	5,610

Total Group	23,067	25,984	27,443

Average number per geographical region
United States	10,711	12,285	13,495
United Kingdom	1,852	2,333	2,529
The Netherlands	2,039	2,444	2,513
Germany	2,217	2,527	2,800
Rest of EMU members	3,034	3,187	3,124
Australia and New Zealand	1,793	1,507	1,368
Rest of the World	1,421	1,701	1,614

Total	23,067	25,984	27,443

6.     Other operating costs

	2003	2002	2001
Rent and maintenance costs	(121)	(140)	(144)
General management costs	(177)	(209)	(221)
Other operating costs	(95)	(118)	(124)

Total	(393)	(467)	(489)

7.     Exceptional operating results

	2003	2002	2001
Indemnity payments received	58	—	—
Other	(2)	—	—

Total	56	—	—

        Indemnity payments:

        Buhrmann was involved in an arbitration case initiated in 1994 against the French company Ipfo Bail S.A. (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares in the capital of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of that company in the closing Balance Sheet at the time of the acquisition. An indemnity payment of EUR 79 million was awarded to Buhrmann as the outcome of this arbitration case. After deduction of costs, this resulted in an exceptional operating profit of EUR 58 million.

        Other:

        The exceptional loss of EUR 2 million is the result of a reassessment of the 2002 restructuring charge for lease commitments of vacant properties in the Office Products North America Division (EUR 6 million), additional restructuring charges in the Office Products Europe Division (EUR 3 million) and the Graphic Systems Division (EUR 1 million). These charges were partly offset by a reassessment of restructuring commitments for the Paper Merchanting Division related to revised numbers of redundancies and a continuation of the property usage which were included in the 2002 restructuring charge (EUR 8 million).

8.     Total financing costs

	2003	2002	2001
Net financing costs:
Interest costs	(144)	(182)	(195)
Amortization of capitalized financing costs	(14)	(22)	(16)
Foreign exchange differences	(3)	5	1

	(161)	(199)	(210)

Exceptional financing costs:

        As a result of the sale of the Paper Merchanting Division and the subsequent early redemption of debt and the refinancing carried out in the fourth quarter of 2003, the following exceptional financing results were recorded:

	2003	2002	2001
Impairment capitalized financing fees	(53)	—	—
Refinancing related advisory fees	(5)	—	—
Exchange rate differences	2	—	—
Costs of interest rate swap settlements	(40)	—	—

	(96)	—	—

Total financing costs	(257)	(199)	(210)

9.     Total results from participations and other financial results

	2003	2002	2001
Results from participations and other financial results	1	16	(3)
Exceptional results from participations and other financial results	(103)	—	—

Total results from participations and other financial results	(102)	16	(3)

        Results from participations and other financial results in 2002 comprise the share in the result of a 25% participation in an Italian paper merchant of EUR 3 million and the release of EUR 13 million of a provision for uncollectibility of loan notes. The loan notes were early redeemed in 2002. In 2001, results from participations and other financial results comprise the result of the office products division of Corporate Express Nederland B.V. (Zwolle) from April to when it was sold in November.

        The sale of the Paper Merchanting Division in 2003 resulted in a loss of EUR 112 million which was recorded as an exceptional other financial results (see Note 3). The sale of the assets of DocVision B.V. in the second quarter of 2003 resulted in a book profit of EUR 7 million. EUR 2 million profit was the result of a release of provisions related to former divestments which were no longer needed.

10.   Income taxes

        Buhrmann's international operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

        Buhrmann's effective tax rate was 12.5% in 2003, compared to 12.2% in 2002 and 11.8% in 2001. The effective tax rate is determined based on the ratio of taxes on result from operations to the amount of result from operations before exceptional and extraordinary results and before, as these items are predominantly exempted from taxes, amortization and impairment of goodwill. For reporting purposes, total tax as per Consolidated Statement of Income has been allocated between the Netherlands and abroad.

        In 2003, exceptional (non-cash) tax benefits of EUR 76 million were recorded. Following the receipt of the aforementioned indemnity payment (see Note 7), a tax benefit of EUR 30 million was recognized resulting from the release of a valuation allowance regarding the former Information

Systems Division (France). The transaction structure for the sale of the Paper Merchanting Division and the subsequent debt reduction resulted in a EUR 8 million tax benefit. The refinancing of Buhrmann led to a further impairment of capitalized financing fees resulting in the recognition of a tax asset of EUR 11 million. Improved outlook on future taxable results triggered the release of a valuation allowance of EUR 15 million. Tax provisions related to the acquisitions of both Corporate Express in 1999 and USOP in 2001 were released to an amount of EUR 10 million.

        The split of result before amortization and impairment of goodwill and before exceptional and extraordinary results is as follows:

	2003	2002	2001
Result from operations before taxes	(86)	(500)	131
Exceptional cost of sales	5	—	—
Exceptional operating result	(56)	—	—
Amortization of goodwill	52	70	67
Impairment of goodwill	53	573	—
Exceptional financing costs	96	—	—

	64	143	198

Ordinary operations:
The Netherlands	57	86	108
Foreign	7	57	90

	64	143	198

Exceptional result in 2003 and extraordinary result in 2002 and 2001:
The Netherlands	38	5	12
Foreign	(83)	(108)	(78)

	(45)	(103)	(66)

Total result before amortization and impairment of goodwill and taxes	19	40	132

        The allocation of taxes as per Consolidated Statement of Income is as follows:

	2003	2002	2001
Ordinary operations:
The Netherlands	(14)	(16)	(33)
Foreign	6	(2)	9

	(8)	(18)	(24)

Exceptional result in 2003 and extraordinary results in 2002 and 2001:
The Netherlands	22	1	1
Foreign	54	28	25

	76	29	26

Total taxes	68	11	2

        A reconciliation from Buhrmann's Dutch statutory tax rate to its weighted average statutory tax rate and effective tax rate is as follows:

	2003	2002	2001
Statutory tax rate in the Netherlands	34.5%	34.5%	35.0%
Tax rate differential resulting from geographical mix	(6.6)%	(8.9)%	(8.8)%

Weighted average statutory tax rate	27.9%	25.6%	26.2%
Changes in deferred tax assets and allowances	(3.6)%	(5.3)%	(6.6)%
Other (including exempt income, non-deductible expenses and incentives)	(11.8)%	(8.1)%	(7.8)%

Effective tax rate	12.5%	12.2%	11.8%

        In a number of countries specific tax loss carry-forwards (EUR 200 million at December 31, 2003) are kept which have not been valued, often due to the specific circumstances under which they can be utilized.

11.   Total minority interest

        Minority interests mainly represent the 48% share of third parties in the result of Corporate Express Australia Ltd. The exceptional result is the adjustment of the recognition of catalogue contributions in the Office Products Australia Division to fully comply with Buhrmann accounting policies.

12.   Extraordinary result (after tax)

        Extraordinary income in 2002 was EUR 10 million which consists of a release of a provision for warranties relating to divested companies which were settled in 2002. Extraordinary expense in 2002 was EUR 113 million which includes a charge of EUR 111 million relating to both restructuring measures of EUR 60 million and non cash write-offs on it and distribution infrastructure of EUR 51 million. A tax benefit of EUR 29 million related to these charges was taken into account.

        In 2001, Buhrmann sold its remaining interest in Sappi Limited. After the settlement of hedging and other transaction costs, this resulted in a positive cash flow of EUR 75 million and extraordinary income of EUR 20 million. In 2001, extraordinary expenses of EUR 86 million were recorded consisting of expenses relating to cost reduction measures, including a reduction in the workforce, of EUR 45 million and EUR 41 million for expenses relating to the integration of the office supplies divisions of USOP and Samas that did not qualify as goodwill and for certain expenses relating to the sale of Corporate Express Nederland BV. A tax benefit of EUR 26 million was recorded on these extraordinary results.

13.   Remuneration and loans Members of the Executive Board and Supervisory Board

Remuneration policy Members of the Executive Board

        The Remuneration Policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation Nominating and Corporate Governance Committee ("the Committee") and adopted by the General Meeting of Shareholders. Any material amendments to the Remuneration Policy must be submitted to the General Meeting.

        The determination of the remuneration for each individual Board Member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Committee. As of January 1, 2004 this delegation will be reviewed each year by the Supervisory Board. Pursuant to this delegation of authority, and acting within the principles of the remuneration Policy, the Committee sets the remuneration packages for the members of the Executive Board, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any severance payments. The Committee may make decisions, which reflect special circumstances and make remuneration plan alterations which will be accounted for in the next annual report. The Committee does not retain remuneration consultants but seeks professional advice from external advisors as it sees fit.

        The objective of the remuneration policy is to attract and retain Executive Board Members with an international outlook and to motivate them to perform in such a way that the value of Buhrmann is enhanced. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Levels of remuneration are reviewed annually in the light of external expert advice taking account of competitive levels of remuneration according to relevant industry comparisons in each country environment. In addition, employment contracts and main conditions of employment for Members of the Executive Board are annually reviewed.

        Currently, Members of the Executive Board have been appointed for an indefinite term. In the event that new Members are appointed a maximum period of four years will apply provided that market circumstances so permit. Notice periods of up to six months for termination of employment have been set for each Executive Board Member. The current contracts of the Members of the Executive Board determine that where employment is terminated in the event of an acquisition of the Company or where actual control passes into other hands ("change of control"), or in the case of reorganization, termination of the Company's activities or in other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board Member concerned, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr Hoffman) and the pension accumulation over this period will continue. Buhrmann believes that this provision ensures that the Executive Board can fully concentrate on the interests of the Company and those associated with the Company when evaluating a possible merger, acquisition or reorganization. With regard to other situations, no fixed severance payment has been arranged with the Members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Code. The performance by a Board Member of his duties will in any event be an important factor.

        The remuneration for Members of the Executive Board consists of a base salary, variable pay comprising an annual performance bonus, share option plan, pension, long-term incentive plan (North America only) and pre-pension provision (Europe only). In addition allowances and fringe benefits similar to many other employees at Buhrmann are paid. The details of the remuneration package are as follows:

Base salary:

        The base salary for Members of the Executive Board is set at a market competitive level. Where Members of the Executive Board reside outside the Netherlands, benchmark salary levels are referenced for Europe and North America.

Variable pay:

        Variable pay is an important part of the remuneration package for the Executive Board. Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets, which reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share. Target bonus levels for the Executive Board range from 50% to 75% of base salary. The amount of annual bonus is determined by the Committee based on the achievement of targets set by the Committee. For the Chief Executive Officer and Chief Financial Officer the performance of the total Buhrmann Group is the determining factor, while for the other, European based Board Members, 50% is related to Group targets and 50% to the respective Division targets. As from 2004, the Group related bonus targets for the CEO, CFO and other European based Board Members may be a combination of the performance of the total Group, division based targets and individual targets. The bonus of Mr. Hoffman entirely relates to the performance of Buhrmann's Office Products North America business. The Compensation, Nominating and Corporate Governance Committee has the right to change targets as a result of unforeseen circumstances, and may also decide to grant a special bonus for special circumstances if such is justified in the opinion of the Committee. Such measures will always be accounted for in the annual report. In addition to the annual bonus plan, Mr. Hoffman, participates in a long-term incentive plan designed specifically for the senior management of the Office Products North America Division. Under this incentive plan, which has a three year duration, a bonus of 2.5 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets.

Share Option Plan:

        Buhrmann operates a share option plan, which aims to focus senior management on the growth of long-term sustainable value for shareholders. The Executive Board Members participate in this share option plan. The allocation of the share options granted to the individual Executive Board Members is determined by the Committee, on an annual basis.

        The options have a term of seven years and vest after three years. Currently no performance conditions apply to either the grant or the vesting of the options. The exercise price for option rights granted is the closing price of Buhrmann Ordinary Shares on the first trading on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice.

Pension and pre-pension provision:

        The aim of the Compensation, Nominating and Corporate Governance Committee is that retirement benefits should be in line with good practice and consistent with those provided by other multinational companies, in each country of residence of the Executive Board Members. Current pension arrangements are based on individual defined contribution plans with a normal retirement age of 65 (Europe). Mr. Hoffman, who is a resident of North America, is eligible to participate in the Company US defined contribution plan. Pre-pension arrangements provide for retirement of Executive Board Members (Europe) from age 60 to 62. In addition, pension arrangements include an entitlement to a pension in the event of ill-health or disability and a spouse's or dependant's pension on death on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund.

Personal loans:

        The Company does not grant personal loans or guarantees to Members of the Executive Board. Since 2003 no loans have been, or will be, granted to meet upfront Dutch income tax on share options granted. These loans have been granted up to and including 2002.

Remuneration Members of the Executive Board (in thousands of euro):

	Salary		Bonus			Pension charges
	2003	2002	2003		2002	2003	2002
F.H.J. Koffrie	555	545	—		—	220	169
R.W.A. de Becker*	375	212	—		—	439	247
G. Dean	417	408	375		—	282	258
M.S. Hoffman*	548	423	1,402	**	—	43	19
F.F. Waller	340	295	68		—	119	103

Total	2,235	1,883	1,845		—	1,103	796

*
Mr. de Becker and Mr. Hoffman were appointed on May 2, 2002. The remuneration reported relates only to the period of Membership of the Executive Board and is based on the performance for the period.

**
An amount of EUR 398 thousand (USD 450 thousand) relates to the 2002 bonus under the long-term incentive plan 2000–2002 as granted in 2003.

        Salaries were paid in euros with exception of Mr. Hoffman, whose remuneration is paid in US dollars. Correcting for currency translation effects and period of Membership of the Executive Board, the annualized increase of the total salary costs for members of the executive Board was about 6% as compared to 2002.

        Bonuses related to 2003 amounted to EUR 1,447 thousand of which EUR 663 thousand relates to the annual bonus plan and EUR 784 thousand (USD 886 thousand) to an accrual for the long-term incentive plan for Mr. Hoffman. The actual financial performance of the Group and the European Divisions in 2003 has resulted in no bonuses having been granted to the European Executive Board Members over this year. However, special bonuses have been awarded to Mr. Dean related to the divestment of the former Paper Merchanting Division and to Mr. Waller related both to this divestment and to the re-financing of the Group. For Mr. Hofmann, a bonus of EUR 220 thousand (USD 251 thousand) was accrued on the basis of the financial performance of the Office Products North America Division.

        Pension charges of EUR 1,103 thousand consist of payments made to the relevant pension schemes and accruals for early retirement according to the regular, contractual rates. The Members of the Executive Board have pension plans for retirement at the age of 65. These pension plans are defined contribution plans. In addition, Dutch Members of the Executive Board participate in an early retirement plan which gives them the right to retire at the age of 60. The Company has not insured the early retirement plan. Pension premiums in the compensation table represent pension premiums paid for the defined contribution pension plans and the annual charge to net result relating to the liability in the Company's balance sheet regarding the early retirement plan.

Share options for Members of the Executive Board

        At the end of 2003, the Members of the Executive Board held option rights on 660,000 Buhrmann Ordinary Shares:

	January 1, 2003	Granted during the year*	Option exercise price	Theoretical Value of grant in EUR**	Granted in 2003	Exercised in 2003	Outstanding Dec 31, 2003	Expiry date
F.H.J. Koffrie	25,000	1999	15.40	101,000	—	—	25,000	11.04.2004
	40,000	2000	32.94	418,000	—	—	40,000	16.05.2005
	40,000	2001	24.52	317,200	—	—	40,000	19.04.2006
	55,000	2002	13.69	348,150	—	—	55,000	05.05.2007
	—	2003	2.85	72,600	55,000	—	55,000	01.05.2010

	160,000				55,000	—	215,000

R.W.A. de Becker	10,000	2001	19.61	79,300	—	—	10,000	19.04.2006
	30,000	2002	13.69	189,900	—	—	30,000	05.05.2007
	—	2003	2.85	39,600	30,000	—	30,000	01.05.2010

	40,000				30,000	—	70,000

G. Dean	20,000	1999	15.40	80,800	—	—	20,000	11.04.2004
	25,000	2000	26.35	261,250	—	—	25,000	16.05.2005
	27,500	2001	19.61	218,075	—	—	27,500	19.04.2006
	35,000	2002	13.69	221,550	—	—	35,000	05.05.2007
	—	2003	2.85	46,200	35,000	—	35,000	01.05.2010

	107,500				35,000	—	142,500

M.S. Hoffman	15,000	2000	26.35	156,750	—	—	15,000	16.05.2005
	17,500	2001	29.61	138,775	—	—	17,500	19.04.2006
	50,000	2002	13.69	316,500	—	—	50,000	05.05.2007
	—	2003	2.85	66,000	50,000	—	50,000	01.05.2010

	82,500				50,000	—	132,500

F.F. Waller	20,000	2000	32.94	209,000	—	—	20,000	16.05.2005
	20,000	2001	24.52	158,600	—	—	20,000	19.04.2006
	30,000	2002	13.69	189,900	—	—	30,000	05.05.2007
	—	2003	2.85	39,600	30,000	—	30,000	01.05.2010

	70,000				30,000	—	100,000

Total	460,000				200,000	—	660,000

*
Under Dutch fiscal rules, management receiving options can elect to accept a 25% higher exercise price. The base exercise price was set at EUR 2.85 in 2003, EUR 13.69 in 2002, EUR 19.61 in 2001, EUR 26.35 in 2000 and EUR 15.40 in 1999, equaling the share price at close of business on the Amsterdam Stock Exchange on May 2, 2003, May 6, 2002, April 20, 2001, April 17, 2000 and April 7, 1999 respectively.

**
The fair value of the options is estimated by using the Black & Scholes option price determination model using assumptions at the moment of the grant. It does not reflect the current market value. Details on the assumptions used for the calculation are provided in Note 26.

Loans to Members of the Executive Board

        Loans totaling EUR 116 thousand (2002: EUR 162 thousand) were outstanding to Members of the Executive Board at the end of 2003. No new loans have been granted to Members of the executive Board since 2002. The outstanding loans are generally repaid over a period of five years from their date of grant. Historically, these loans have been granted by the Company within the context of the Buhrmann Share Option Plan and served to finance the upfront payment of income taxes due from the optionees upon the grant of the options under Dutch tax law. Specification:

	Principal	Interest	Outstanding as at December 31, 2002	Repaid in 2003	Outstanding as at December 31, 2003
			(in thousands of euro)
F.H.J. Koffrie:
1999	46	4.00%	14	9	5
2000	25	5.00%	13	5	8
2001	16	5.25%	12	4	8
2002	78	5.25%	72	16	56

			111	34	77

F.F. Waller:
2000	13	5.00%	6	2	4
2001	8	5.25%	6	2	4
2002	43	5.25%	39	8	31

			51	12	39

Total			162	46	116

Ownership of Securities by Members of the Executive Board

        Of the Members of the Executive Board, the following persons held shares in Buhrmann at December 31, 2003 as set forth below:

Ordinary Shares
F.H.J. Koffrie	50,595
M.S. Hoffman	50,000
F.F. Waller	3,098

103,693

        Members of the Executive Board individually and in the aggregate own less than one percent of Ordinary Shares and (depositary receipts of) Preference Shares A in Buhrmann.

Remuneration of Members of the Supervisory Board

        The General Meeting of Shareholders determines the remuneration for the Supervisory Board Members. The remuneration for a Supervisory Board Member does not depend on the Company's results.

        The total remuneration to Members of the Supervisory Board in 2003 amounted to approximately EUR 270,000 and may be specified as follows:

	2003		2002
	(in thousands of euro)
P.C. van den Hoek	70.2	(1)(2)	57.7	(1)(2)
A.G. Jacobs	53.3	(1)(2)	43.3	(1)(2)
R.C. Gay	28.0		28.0
J.J. Hannan(3)	7.0		—
K. de Kluis(4)	—		10.1
J. Peelen	30.3	(2)	29.5	(2)
A.P. Ressler(5)	21.0		28.0
G.H. Smit	30.3	(2)	30.3	(2)
R. Zwartendijk	30.3	(2)	30.3	(2)

Total	270.4		257.2

(1)
Including (pro rata) remuneration received as Member of the Supervisory Board of Buhrmann Nederland Holding B.V. from November 2002.

(2)
Including remuneration of the Membership of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee Membership, as applicable.

(3)
Mr. Hannan was appointed as Member of the Supervisory Board as per October 8, 2003.

(4)
Mr. de Kluis retired from the Supervisory Board on May 2, 2002.

(5)
Mr. Ressler retired from the Supervisory Board on October 8, 2003.

Ownership of Securities by Members of the Supervisory Board

        Of the Members of the Supervisory Board, only the following persons held Ordinary Shares and depositary receipts of Preference Shares A in Buhrmann at December 31, 2003 as set forth below:

	Ordinary Shares	Depositary receipts of Preference Shares A
P.C. van den Hoek	31,057	—
A.G. Jacobs	945	411

	32,002	411

        Mr. Van den Hoek transferred the discretionary management of his securities portfolio to an independent third party.

14.   Earnings per share

        Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 33 million in 2003, EUR 32 million in 2002 and EUR 34 million in 2001 were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year. The computation of basic and fully diluted earnings per Ordinary Share is as follows:

		2003	2002	2001
		(in millions of euro, unless otherwise indicated)
Computation basic earnings per share
Net result		(132)	(588)	55
Less dividends on Preference Shares A and C		(33)	(32)	(34)

C—	Net result after deduction of dividend on Preference Shares	(165)	(620)	21
	Exceptional result	70	—	—
	Extraordinary result	—	74	40

B—	Net result before exceptional and extraordinary results after deduction of dividend on Preference Shares	(95)	(546)	61
	Amortization and impairment of goodwill	105	643	67

A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill after deduction of dividend on Preference Shares	10	97	128

Weighted average number of Ordinary Shares outstanding (in thousands)		134,653	131,818	123,760
Basic earnings per share (in euro)

A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill	0.08	0.74	1.03
B—	Net result before exceptional and extraordinary results after amortization and impairment of goodwill	(0.70)	(4.14)	0.49
C—	Net result including exceptional and extraordinary results and after amortization and impairment of goodwill	(1.23)	(4.70)	0.17
Computation fully diluted earnings per share
Net result		(132)	(588)	55
Add-back: interest Subordinated Convertible Bond		2	—	—
Less: dividend on Preference Shares A		(11)	(11)	(14)

C—	Net result after deduction of dividend on Preference Shares after assuming dilution	(141)	(599)	41
	Exceptional result	70	—	—
	Extraordinary result	—	74	40

B—	Net result before exceptional and extraordinary results after deduction of dividend on Preference Shares after assuming dilution	(71)	(525)	81
	Amortization and impairment of goodwill	105	643	67

A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill after deduction of dividend on Preference Shares after assuming dilution	34	118	148

	2003	2002	2001
Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding	134,653	131,818	123,760
Conversion of Subordinated Convertible Bond(1)	13,669	—	—
Conversion of Preference Shares C(2)	35,658	23,157	21,893
Exercise of Share Option Rights(3)	651	—	—

	184,630	154,975	145,653

Fully diluted earnings per share* (in euro)
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill	0.08	0.74	1.02
B—	Net result before exceptional and extraordinary results after amortization and impairment of goodwill	(0.70)	(4.14)	0.49
C—	Net result including exceptional and extraordinary results and after amortization and impairment of goodwill	(1.23)	(4.70)	0.17

*
A mathematical calculation of the fully diluted earnings per share would be as follows:

		2003	2002	2001
		(in euro)
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill	0.19	0.76	1.02
B—	Net result before exceptional and extraordinary results after amortization and impairment of goodwill	(0.38)	(3.39)	0.56
C—	Net result including exceptional and extraordinary results and after amortization and impairment of goodwill	(0.76)	(3.87)	0.28

        As fully diluted earnings per share figures are higher than basic earnings per share, fully diluted earnings per share are adjusted downwards to basic earnings per share.

(1)   Subordinated Convertible Bond

        A 7-year Subordinated Convertible Bond loan with listing at the Euronext Exchange in Amsterdam was issued in 2003 for the amount of EUR 114,819,000, with a coupon of 2%. The bonds are convertible in Buhrmann Ordinary Shares at a conversion price of EUR 8.40 per share which would result in the issuance of 13,669 (in thousands) Ordinary Shares.

(2)   Preference Shares C

        The dilution resulting from conversion of the Preference Shares C is calculated on the basis of the statutory conversion price taking into account the dividend on these shares over the last book year. The conversion price amounted to EUR 11.9318 at the end of 2003 (2002 EUR 17.4325). The number of Ordinary Shares obtained from conversion is calculated by dividing the paid-in value of USD 10,000 per share by the conversion price on the basis of the fixed exchange rate euro=USD 1.02547. At year-end 2003, 41,396 Preference Shares C (2002 year-end 39,280) were outstanding entitled to a dividend of 2,232 new Preference Shares C.

(3)   Share Option Rights

        The calculation is based on the assumption that the proceeds resulting from the exercise of options are used to acquire Ordinary Shares on the stock market. In case the market price is higher than the exercise price, dilution occurs. In case the exercise price is higher than the market price, no dilution occurs. At December 31, 2003 the following calculation was made:

Options in the money: options granted in 2003 at an average exercise price of	EUR	2.87	A
Average market price Ordinary Share Buhrmann	EUR	5.16	B
Number of options granted in 2003 outstanding at December 31, 2003		1,467,067	C
Theoretical proceeds from exercise of options	EUR	4,212,823	D=C×A
Theoretical purchase treasury stock at average market price		816,358	E=D/B
Theoretical increase in outstanding Ordinary Shares		650,709	F=C-E

Notes to the Consolidated Balance Sheets
(in millions of euro, unless stated othwise)

15.   Intangible fixed assets

        The changes in intangible fixed assets are as follows:

	Total	Goodwill	Internally used Software
Balance as of December 31, 2002:
Cost	2,566	2,566	—
Accumulated amortization	(205)	(205)	—
Accumulated impairment	(573)	(573)	—
Reclassification internally used software from tangible fixed assets:
—Cost	299	—	299
—Accumulated depreciation	(148)	—	(148)

Book value	1,939	1,788	151

Changes in consolidation	(107)	(97)	(10)
Net investment	48	7	41
Amortization	(101)	(52)	(49)
Impairment	(53)	(53)	—
Release provisions (net of tax)	(6)	(6)	—
Reclassification	5	—	5
Translation differences	(207)	(187)	(20)

Total changes	(421)	(388)	(33)

Balance as of December 31, 2003:
Cost	2,459	2,137	322
Accumulated amortization	(442)	(238)	(204)
Accumulated impairment	(499)	(499)	—

Book value	1,518	1,400	118

        Net investment in 2003 primarily relates to acquisitions in the Office Products Australia Division.

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

        An organic decline of sales leading to a reduced level of profitability for our Office Products Europe Division caused a reduction in the calculated fair value of that business in 2003. Since this fair value was lower than the book value, an impairment of goodwill of EUR 53 million for Office Products Europe Division was recognized in 2003.

        Amortization cost of goodwill was EUR 70 million in 2002 and EUR 67 million in 2001 and amortization cost of internally used software was EUR 45 million in 2002 and EUR 39 million in 2001.

16.   Tangible fixed assets

        The movements in tangible fixed assets are as follows:

	Total	Land and buildings	Machinery and equipment	Other equipment	Prepayments and under construction
Balance as of December 31, 2002:
Cost	1,250	405	317	510	18
Accumulated depreciation	(658)	(143)	(198)	(317)	—
Reclassification internally used software to intangible fixed assets:
—Cost	(299)	—	—	(299)	—
—Accumulated depreciation	148	—	—	148	—

Book value	441	262	119	42	18

Net investments	38	—	25	3	10
Depreciation	(56)	(14)	(25)	(17)	—
Changes in consolidation	(152)	(121)	(25)	(6)	—
Reclassification	(5)	(1)	(14)	10	—
Translation differences	(33)	(19)	(10)	(1)	(3)

Total changes	(208)	(155)	(49)	(11)	7

Balance as of December 31, 2003:
Cost	501	173	189	114	25
Accumulated depreciation	(268)	(66)	(119)	(83)	—

Book value	233	107	70	31	25

        Depreciation cost was EUR 69 million in 2002 and EUR 70 million in 2001.

17.   Financial fixed assets

        The movements in financial fixed assets are as follows:

	Total	Partici- pations	Financial receivables	Capitalized financing costs	Deferred taxes
Book value December 31, 2002	481	18	38	80	345
Result from participations and other financial results	1	1
Changes in consolidation	(11)	(11)
Investments/capitalized costs	22	(1)	1	22	—
Received indemnity payment	(18)	—	(18)	—	—
Transfers deferred tax liabilities	27	—	—	—	27
Transfer to short-term	(1)	—	—	—	(1)
Amortization of financing costs	(14)	—	—	(14)	—
Impairment of financing costs	(53)	—	—	(53)	—
Addition in benefit of result	62	—	—	—	62
Translation differences	(75)	(1)	(2)	(5)	(67)

Book value December 31, 2003	421	6	19	30	366

        Financial receivables relate to various claims and receivables resulting from acquisitions and divestments with a long-term nature.

        Financing fees are the capitalized costs related to the issuance and contractual efforts for the various components of the debt. The capitalized financing fees are amortized over the duration of the related debt instrument. During 2003, an impairment amounting to EUR 53 million was recorded as a result of debt reduction following the sale of the Paper Merchanting Division (EUR 23 million) and the refinancing of the old Senior Credit Facility (EUR 30 million). Fees incurred in the refinancing for the Subordinated Convertible Bond and the Senior Credit Facility amounted to EUR 22 million.

        Deferred tax assets are detailed in Note 23.

18.   Receivables

	December 31, 2003		December 31, 2002
Accounts receivable		736		1,507
Other receivables
Accrued income	126		199
Other prepayments and accruals	57		96
Financial receivables and accruals	18		26

		201		321

Total receivables		937		1,828

        Of the total receivables of EUR 937 million, an amount of EUR 1 million will mature after more than one year (2002: EUR 1 million).

        As per December 31, 2003, accounts receivable of EUR 248 million were pledged under the accounts receivable securitization program. These receivables and related borrowings are included in the Consolidated Balance Sheet (see Note 24).

        Accrued income consists mainly of accrued vendor rebates and catalogue income.

        Other prepayments and accruals include among others prepayments for labor costs and operating costs (such as rent and insurance premiums).

        Financial receivables and accruals relate to accruals for interest and profit tax.

        The movements in the allowance for doubtful accounts receivable are shown in Note 36.

19.   Working Capital

	December 31,
	2003	2002
Inventories	423	683
Accounts receivable	736	1,507
Accrued income (Note 18)	126	199
Other prepayments and accruals (Note 18)	57	96
Accounts payable	(644)	(1,064)
Other payables and accruals (Note 25)	(243)	(318)

	456	1,103

20.   Capital Employed

	December 31,
	2003	2002
Tangible fixed assets	233	441
Internally used software	118	151
Working capital	456	1,103

Capital employed before goodwill	807	1,695
Goodwill	1,400	1,788

Total capital employed including goodwill	2,207	3,483

21.   Issued and Paid in Capital and Additional Paid-in Capital

        Buhrmann's authorized share capital at December 31, 2003 amounted to EUR 732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of EUR 1.20 per share each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be converted into bearer shares.

        At December 31, 2003, the issued and paid-in share capital was divided over 190,015,293 issued shares, consisting of 136,691,918 Ordinary Shares, 53,281,979 Preference Shares A and 41,396 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

        At December 31, 2003, a total number of 526,155 Ordinary Shares were held in deposit in connection with the Share Option Plan (see Note 26). The carrying amount was EUR 10 million at December 31, 2003 which is the value at which it was purchased.

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

        Issued and paid-in capital and additional paid in capital can be specified as follows:

As of December 31, 2003

	Issued and paid-in capital	Additional paid-in capital
	(in millions of euro)
Ordinary Shares	164	1,539
Preference Shares A	64	121
Preference Shares C	0	395

	228	2,055

As of December 31, 2002

	Issued and paid-in capital	Additional paid-in capital
	(in millions of euro)
Ordinary Shares	158	1,539
Preference Shares A	64	121
Preference Shares C	0	374

	222	2,034

As of December 31, 2001

	Issued and paid-in capital	Additional paid-in capital
	(in millions of euro)
Ordinary Shares	157	1,540
Preference Shares A	64	121
Preference Shares C	0	332

	221	1,993

        The additional paid-in capital for commercial and tax purposes is almost equal. The additional paid-in capital resulting from Preference Shares A and C can only be paid to the holders of these shares.

Voting rights

        The Annual General Meeting shall be held not later than 6 months after the end of the financial year. Extraordinary general meetings of shareholders shall be held as often as the Executive Board or the Supervisory Board deem necessary. Any general meeting of shareholders shall be held in Amsterdam.

        Pursuant to the Articles of Association, each share of capital stock is entitled to one vote, so that each share of Preference Shares A, Preference Shares B, Preference Shares C and Ordinary Shares is entitled to one vote in all matters properly brought before the shareholders of Buhrmann. Unless the Articles of Association or mandatory law provides otherwise, all shareholders' resolutions require an absolute majority of the votes.

Preference Shares A

        As of December 31, 2003, all issued and outstanding Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann ("Trust Office"), against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

        The purpose of the Trust Office is to issue and administer registered depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares in accordance with the provisions of the Articles of Association, subject to certain limitations. The depositary receipts are listed on Euronext NV, Amsterdam.

        The Preference Shares A held by the Trust Office are voted in accordance with the decision of a majority of the board of the Trust Office. The Trust Office exercises the voting rights attached to the Preference Shares A in a manner which safeguards the interests of Buhrmann, its affiliates and all stakeholders as effectively as possible.

        The voting right attached to one Preference Share A held by the Trust Office can be exercised at a General Meeting of Shareholders. Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists with respect to the Preference Shares A such that the voting right attached to each Preference Share Ais related to the value of the Preference Shares A in proportion to the value of the Ordinary Shares in the capital of Buhrmann. The voting right with respect to the Preference Shares A is calculated on the basis of the total value (based on the stock market price of a depositary receipt) of one Preference Share A, divided by the stock market price of one Ordinary Share, both on the last trading day of the month prior to the month in which the shareholders' meeting is convened, with a maximum of one.

        The Preference Shares A are non-redeemable and earn cumulative dividends.

Preference Shares B

        As of December 31, 2003 no Preference Shares B had been issued. Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises.

Preference Shares C

        On October 28, 1999, an aggregate of 35,000 Preference Shares C were issued to two US venture capital groups, Apollo Management IV and Bain Capital to provide part of the financing of the acquisition of Corporate Express. As of December 31, 2003, a total number of 41,396 Preference Shares C had been issued to Apollo Management IV and Bain Capital. Each Preference Share C has a nominal value of EUR 1.20 per share. The terms of the Preference Shares C were changed substantially as a result of a change in the articles of association that was approved by the Extraordinary General Meeting of Shareholders in October 2003.

Conversion

        The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The base conversion rate amounts to EUR 13 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to certain anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2004 in respect of the financial year 2003, each Preference Share

C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by EUR 11.8968. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends.

Ranking

        The Preference Shares C rank equal to the Preference Shares A and have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of ordinary and preference shares, provided that they rank equal to the Preference Shares A. As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel Ordinary Shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C.

Voting right

        Each Preference Share C is entitled to one vote on all matters to be voted upon generally by the holders of Ordinary Shares, and the holders of Preference Shares C vote together with the holders of Ordinary Shares as one class. Only changes to the Articles of Association that negatively affect the rights pertaining to the Preference Shares C as well as certain other decisions such as acquisitions and divestments with a value in excess of USD 350 million and share issues require the prior approval of the holders of Preference Shares C.

Redemption

        If the closing price of the Ordinary Shares is at any time at or above 125% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the liquidation preference; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the liquidation preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the liquidation preference. The liquidation preference for each Preference Share C is USD 10,000.

        On the eleventh anniversary of the issue date, Buhrmann has the right, in its sole discretion, to cancel or repurchase the Preference Shares C at 100% of the "liquidation preference".

        If there is a change of control (as such term is defined in the Articles of Association) of Buhrmann or the office products business of Buhrmann in the United States, the holders of the Preference Shares C can request that Buhrmann cancel or repurchase all of the outstanding Preference Shares C at 101% of the liquidation preference.

Dividends

        The proposed dividend for a financial year must be approved by the Annual General Meeting of Shareholders and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders' equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year.

        The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is USD 10,000). For the year 2003, the percentage is equal to 5.5%, for the years 2004 and 2005 the percentage is equal to 6%, for the years 2006, 2007 and 2008 the percentage is equal to 6.5%, for the year 2009 the percentage is equal to 7.5% and for the year 2010 and the following years the percentage is equal to 8.5%, subject to adjustment under certain circumstances as set forth in the Articles of Association.

        The annual dividend on the Preference Shares C may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

        The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending December 31, 2009 the dividend is equal to EUR 0.21 per share per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is EUR 3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam. Preference Shares C earn cumulative dividends.

        From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board.

        In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. The profit remaining after payment of dividends on the Preference Shares C may be distributed as a dividend to the holders of the Ordinary Shares, subject to any allocation to reserves.

22.   Provisions

        The movements in provisions are as follows:

				Other provisions
	Total	Deferred taxes	Pensions	Integration and restructuring	Other
Position at December 31, 2002:
Long-term	337	221	26	42	48
Short-term	71	—	—	66	5

Total provision	408	221	26	108	53

Consolidation/deconsolidation	(18)	—	(9)	(6)	(3)
Payments	(59)	—	(1)	(50)	(8)
Additions charged to result	52	1	2	10	39
Releases to result	(51)	(37)	—	(8)	(6)
Releases to goodwill	(9)	—	—	(9)	—
Transfer deferred tax assets	27	27	—	—	—
Allocation tax from other provisions	—	(14)	—	—	14
Translation differences	(24)	(21)	—	(3)	—

Total changes	(82)	(44)	(8)	(66)	36

Position at December 31, 2003:
Long-term	274	177	18	11	68
Short-term	52	—	—	31	21

Total provision	326	177	18	42	89

        The long-term balance at December 31 reflects amounts payable after more than one year. Amounts payable within one year are recorded as current liabilities.

        The provision for pensions at December 31, 2003 and 2002 primarily relates to obligations regarding uninsured defined benefit plans. Except for defined contribution plans and government schemes, a number of defined benefit plans are in place most notably in the Netherlands and the United Kingdom. For these countries, the defined benefit plans are insured in separate trusts (pension funds). Premiums and other contributions paid to these funds are included in labor costs. In case these (non-consolidated) funds require additional contributions due to local statutory minimum funding requirements, a provision is recorded.

        Deferred taxes are detailed in Note 23.

        Provisions for integration and restructuring mainly relate to the cost saving restructuring measures in the Office Products operations in North America and Europe. During 2003, EUR 50 million was spent. The additions amounted to EUR 10 million and resulted from new restructuring for the Office Products Division Europe and the Graphic Systems Division and a reassessment of lease obligations for vacant properties for the Office Products North America Division offset by reduced redundancy costs and continuing usage of properties.

        Other provisions include primarily warranties regarding product liability, indemnifications and warranties with respect to divested businesses and various other contractual risks.

23.   Deferred taxes

        The components of deferred tax assets and deferred tax liabilities are as follows:

	December 31,
	2003	2002
Loss carry-forwards	1,078	1,427
Deferred tax assets
Tax loss carryforwards	420	565
Temporary differences	57	—

Nominal deferred tax asset	477	565
Valuation allowances	(111)	(220)

Deferred tax asset (under Financial Fixed Assets)	366	345

Deferred tax liabilities
Fixed assets	(115)	(114)
Other	(62)	(107)

Deferred tax liabilities (under Provisions)	(177)	(221)

        Buhrmann has operating loss carryforwards at December 31, 2003 of approximately EUR 1,078 million (2002: EUR 1,427 million). Expiration is approximately as follows:

(in millions of euro)
2004 to 2017	—
2018 to 2021	236
Beyond 2021 and unlimited	842

1,078

24.   Long-term liabilities

	December 31,
	2003		2002
	Total	>5 years	Total	>5 years
Subordinated loans:
Convertible Bond	115	115	—	—
High Yield Bond	277	277	334	334

	392	392	334	334

Other loans:
Term Loans A	112	27	528	—
Term Loans B	347	333	509	—
Revolver	—	—	44	—
Securitized Notes	79	—	260	—
Other	19	3	3	3

	557	363	1,344	3

Total Subordinated and other loans	949	755	1,678	337

Convertible Bond

        A 7-year Subordinated Convertible Bond Loan with listing at the Amsterdam Stock Exchange was issued in 2003 for the amount of EUR 115 million, with a coupon of 2% payable annually on June 18. The bonds are convertible in Buhrmann Ordinary Shares at a conversion price of EUR 8.40 per share. This loan must be redeemed on or before December 18, 2010. Buhrmann has the option to redeem the loan after July 9, 2008 if the official closing price of Buhrmann's Ordinary Shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days. The Convertible Bonds were issued at par. The market value of the Convertible Bond at December 31, 2003 amounted to EUR 121 million.

High Yield Bond

        A 10-year SEC registered, subordinated bond loan was issued in 1999 for the amount of USD 350 million, with a coupon of 12.25%, payable semi-annually. This loan must be redeemed on November 1, 2009. After November 1, 2004 the whole loan, or part of it, can be redeemed at contractual rates above par. The market value of the High Yield Bond at December 31, 2003 amounted to USD 392 million (EUR 310 million) and at December 31, 2002 to USD 327 million (EUR 312 million).

Senior Credit Facility (Term loan A, Term Loans B and Revolver)

        In the course of 2003, the Senior Credit Facility which was entered into in 1999, was replaced with a new Senior Credit Facility which was funded on December 31, 2003. The new Senior Credit Facility consists of a Term Loan A of EUR 120 million and Term Loans B with tranches of EUR 50 million and USD 380 million plus a working capital facility of EUR 255 million (Revolver). The security provided for the new Senior Credit Facility is a pledge on assets of Buhrmann N.V., all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. The interest rate margins vary with the leverage ratio (pricing grid). The initial margin for both the Revolver and the Term Loan A is 2.50% and for the Term Loans B 2.75%. The Revolver carries a fee of 0.75% for the undrawn balance. The documentation of the new Senior Credit Facility allows for an increase in the Revolver as well as increases in term loans subject to meeting certain conditions such as a maximum leverage ratio. This gives the Company the opportunity to raise funds for refinancing other components of the capital structure such as the High Yield Bond.

        The interest rates in effect at December 31, 2003 and 2002 were as follows:

	2003	2002
Term loan A EUR	4.750%	6.486%
Term loan B EUR	5.000%	7.235%
Term loan A USD	—	4.909%
Term loan B USD	3.908%	5.659%
Revolver EUR	—	6.310%

        The market value of the new Senior Credit Facility is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent. The market value at December 31, 2003 approximated the book value.

        The new Senior Credit Facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific minimum or maximum financial ratios ("covenants") must be met such as:

Interest coverage ratio:	EBITDA/Interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/Fixed charges
Leverage ratio:	Indebtedness/EBITDA

        The definitions of certain accounting numbers for covenant calculation purposes (for example: operating result before depreciation of tangible fixed assets and internally used software and before amortization and impairment of goodwill (EBITDA) as well as exceptional items and indebtedness) may differ from figures as published in these Consolidated Financial Statements due to specific contractual arrangements. Also, income statement items used in covenants are calculated on a rolling twelve monthly basis. More detailed information on the covenant levels is available on the website of Buhrmann. The actual covenant ratios at December 31, 2003 comply with the threshold ratios as per loan covenants.

Securitized Notes

        The Company has an Accounts Receivable Securitization Program under which funds are raised by pledging accounts receivable from subsidiaries in the Netherlands and the USA as security for short-term and medium-term borrowings. The accounts receivable are sold to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of Short Term Notes and Medium Term Notes. At December 31, 2003, accounts receivables of EUR 248 million were pledged under this program. The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in the Consolidated Balance Sheet.

        The Short Term Notes are issued in USD, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged, fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. The maximum amount of Short Term Notes outstanding during 2003 was EUR 69 million. To ensure availability of re-financing for the Notes, a back-up liquidity facility has been arranged. At December 31, 2003 and December 31, 2002 no Short Term Notes were issued.

        In July 2002, Medium Term Notes in USD and GBP were issued. As a consequence of the sale of the Paper Merchanting Division, the collateral for the Notes denominated in GBP in the form of receivables denominated in GBP generated by Paper Merchanting companies in the UK, no longer existed. The Notes outstanding in GBP, amounting to GBP 107 million were therefore redeemed on November 25, 2003. At December 31, 2003, USD 100 million of Medium Term Notes were outstanding. The average interest margin including issuers cost, is approximately 0.50% over LIBOR (1.62% at December 31, 2003).

        The market value of the Medium Term Notes approximates their bookvalue as the Notes bear variable interest and ue to their relatively short maturities.

Breakdown of long-term debt by currency

	December 31,
	2003	2002
As issued:
EUR	280	435
USD	666	1,076
Other	3	167

	949	1,678

After hedging with forward exchange and currency swaps:
EUR	225	479
USD	693	1,082
Other currencies	31	117

	949	1,678

        Buhrmann aims to incur gross debt by currency after hedges approximately in proportion to the forecasted split of operating result before depreciation of tangible fixed assets and internally used software and before amortization and impairment of goodwill and before exceptional results over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Buhrmann's forward foreign exchange and currency swap contracts at December 31, 2003

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Market value
Buy GBP/sell EUR	<1 year	0.71	12	0.0
Buy EUR/sell SEK	<1 year	9.12	38	(0.2)
Buy EUR/sell USD	<1 year	1.25	27	0.3
Buy EUR/sell GBP	<1 year	1.42	2	0.0

			79	0.1

        The total market value at December 31, 2002 of the forward foreign exchange and currency swap contracts was EUR 1 million positive.

Breakdown of long-term debt by interest profile

	December 31, 2003
	Fixed	%	Floating	%
Subordinated Loans	392	41	—	—
Private loans and bank overdrafts	3	0	554	58

	395	42	554	58
Interest swaps >1 year	238		(238)

Total	632	67	317	33

        Buhrmann aims to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy. On December 31, 2003, the fixed percentage of 67% is below the target of 75%.

Buhrmann's Interest Rate Swap (IRS) contracts at December 31, 2003

        IRS in EUR; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
<1 year	150	4.80	(3.7)

Subtotal A	150		(3.7)

        IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
<1 year	139	1.88	(0.5)
<2 years	139	2.33	(0.3)
<3 years	40	2.74	0.0
<5 years	59	5.64	(5.3)

Subtotal B	376		(6.0)

Total A+B	526		(9.7)

        The total market value at December 31, 2002 of the interest rate swap contracts was EUR 77 million negative.

        The estimated market value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above.

Effective interest rate

        The average blended effective interest rate, including margin, was 9.1% in 2003 and 8.6% in 2002.

Repayment schedule for long-term debt

	Year	Term Loans A	Term Loans B	Other	Total Redemption
Short-term	2004	8	4	21	32

Long-term	2005	16	4	15	35
	2006	16	4	—	20
	2007	26	4	79	109
	2008	26	4	—	30
	2009	27	4	280	310
	2010	—	330	115	445

		112	347	489	949

Total		120	351	510	981

        The installments in 2004 of EUR 12 million for both Term Loans A and B fall due in March, June, Septembe and December. Other includes the High Yield Bond, Revolver and Medium-term Securitized Notes. There were no Short-term Securitized Notes outstanding at December 31, 2003. The average remaining term of Long-term debt is approximately 6 years.

25.   Other liabilities

	December 31,
	2003	2002
Taxes and social security contributions	59	104
Employee benefits other than pensions	77	90
Advance payments on orders	10	9
Short-term provisions	21	5
Other accrued liabilities	76	110

	243	318
Short-term provisions acquisition and restructuring related (see Note 22)	31	66
Financial payables and accruals	8	30
Dividend Preference Shares A	11	11

Total	293	425

        Financial payables and accruals mainly includes interest.

26.   Share Option Plan

        On December 31, 2003, 5,048,698 unexercised personnel options on shares in Buhrmann remained, at an average price of EUR 14.18. The latest exercise date of these options is in 2010.

        The option plan is designed as an incentive, limited to managers working within the Group. In 2003, some 450 were managers eligible. The maximum percentage of option rights that may be granted under the previous Option Plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities.

        For individual managers, the number of options granted is related to his or her contribution to Group results. In addition, the number of options that can be granted under the plan to any individual manager is capped at the maximum nominal value (based on the number of shares to which the option right relates, multiplied by the option exercise price) which cannot exceed an amount equal to twice the base salary of the relevant individual. The options granted up to and including 2002 have a term of five years and can be exercised only after three years. From 2003, the options have a term of seven years.

        The exercise price for option rights is the closing price of Buhrmann's Ordinary Shares on the first trading day on which day Buhrmann's Ordinary Shares are quoted ex-dividend. Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as the capital structure of the Group. On the basis thereof it was decided not to purchase shares for this purpose in 2003 and 2002. At December 31, 2003, 526,155 acquired own shares were held in deposit ("Treasury stock") for this purpose, or 10% of the unexercised personnel options.

        The fair value of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2003	2002	2001
Expected dividend yield	2.3%	2.3%	2.3%
Expected share price volatility	65%	65%	55%
Risk-free interest rate	4.5%	4.5%	4.5%
Expected term	4 years	4 years	4 years

        The pro-forma remuneration cost of the option rights assigned to management is EUR 5 million for 2003 (EUR 6 million for 2002 and EUR 6 million for 2001). The annual remuneration cost is calculated by taking the fair value of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years. The fair value of the option rights is estimated by using expected dividend yield and share price volatility based on historic track records at the date of granting the options. These values do not constitute the market value. The assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.

        Specified statement of all options outstanding (including option rights held by the Members of the Executive Board):

	Number of outstanding option rights		Average exercise price	Term	Theoretical value**
Granted in 1999 (690,000):					EUR 2.8 million
Balance at the end of 2002	459,500
Lapsed in 2003	(43,000)

Outstanding at the end of 2003		416,500	*EUR 15.61	2004
Granted in 2000 (1,141,021):					EUR 11.9 million
Balance at the end of 2002	901,721
Lapsed in 2003	(82,583)

Outstanding at the end of 2003		819,138	*EUR 27.43	2005
Granted in 2001 (1,263,200):					EUR 10.0 million
Balance at the end of 2002	1,068,174
Lapsed in 2003	(99,646)

Outstanding at the end of 2003		968,528	*EUR 20.07	2006
Granted in 2002 (1,563,928):					EUR 9.9 million
Balance at the end of 2002	1,506,716
Lapsed in 2003	(131,251)

Outstanding at the end of 2003		1,375,465	*EUR 13.76	2007
Granted in 2003 (1,575,000):					EUR 2.1 million
Granted in May 2003	1,575,000
Lapsed in 2003	(107,933)

Outstanding at the end of 2003		1,467,067	*EUR 2.87	2010

Total outstanding at the end of 2003		5,046,698	EUR 14.18

*
Under Dutch fiscal rules, management receiving options can elect to accept a 25% higher exercise price. The base exercise price was set at EUR 2.85 in 2003, EUR 13.69 in 2002, EUR 19.61 in 2001, EUR 26.35 in 2000 and EUR 15.40 in 1999, equaling stock price at close of business on the Amsterdam Stock Exchanges on May 2, 2003, May 6, 2002, April 20, 2001, April 17, 2000 and April 7, 1999 respectively. The EUR 2.87 in 2003, EUR 13.76 in 2002, EUR 20.07 in 2001, EUR 27.43 in 2000 and EUR 15.61 in 1999, are the weighted average exercise prices as actually achieved following acceptance of the grant by management involved.

**
The theoretical value is calculated using the Black & Scholes option price determination model as explained above; it does not reflect the market value.

        The Company granted interest-bearing loans to the Dutch optionees up to and including 2002 to finance their upfront tax obligations resulting from the options granted and which are due at the date of grant. The loans of Members of the Executive Board extended within this context are listed in Note 13. As of 2003, these loans have not been and will no longer be granted.

27.   Interest-bearing debt

	December 31,
	2003	2002
Long-term liabilities:
—Subordinated Convertible Bond	115	—
—Subordinated High Yield Bond	277	334
—Other loans	557	1,344
Current liabilities:
—Loans	28	68
—Credit institutions	5	26
Cash and deposits	(145)	(37)

	836	1,735

        Movements schedule interest-bearing debt:

	2003		2002
Interest-bearing debt at the beginning of the financial year		1,735		2,004
Decrease due to cash flow from operational activities		(272)		(258)
Decrease due to cash flow from investment activities		(544)		138
Other:
Dividend payments	9		25
Payments for interest rate swap settlements	40		—
Paid financing fees	25		16
Payments to minority shareholders	7		5

		81		46
Translation differences		(164)		(195)

Interest-bearing debt at the end of the financial year		836		1,735

28.   Guarantee Capital

	December 31,
	2003	2002
Group equity	1,484	1,811
Subordinated Loans	392	334

Total	1,876	2,145

29.   Commitments not included in the Balance Sheet

	December 31, 2003		December 31, 2002
Rental and operational lease commitments
These are due as follows:
Within 1 year	85		107
After 1 year but within 5 years	216		282
After 5 years	135		257

		436		646
Repurchase guarantees
These lapse as follows:
Within 1 year	20		21
After 1 year but within 5 years	40		51
After 5 years	4		1

		64		73
Other
These lapse as follows:
Within 1 year	22		33
After 1 year but within 5 years	2		3

		24		36

Total commitments		524		755

        Rent and operational lease commitments of EUR 436 million in total at December 31, 2003 are primarily related to distribution facilities and offices that the Company leases under non-cancelable operating leases. The amounts are the nominal value of future lease payments netted for sub-leases.

        Repurchase guarantees of EUR 64 million in total at December 31, 2003 mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

        Other commitments not included in the balance sheet include investment commitments relating to expenditure on projects, such as the development of IT systems and sundry relatively small commitments such as related to our Mexican partnership and real estate.

        In addition, the Company had certain contingent liabilities, commitments and guarantees which are not included in the table above and which are discussed below.

        Buhrmann's operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are separated from Buhrmann in pension funds to which Buhrmann makes contributions. For its employees in the United States, Buhrmann sponsors several defined contribution plans and a defined benefit plan with a relatively small number of participants.

        Buhrmann has entered into a number of forward foreign exchange and currency swap contracts and interest rate swap contracts which had an estimated negative market value of EUR 10 million at December 31, 2003. The estimated market value of the outstanding forward foreign exchange and currency swap contracts and interest rate swap contracts indicates how much Buhrmann would have to pay as per the balance sheet date in exchange for termination of these contracts without further commitments.

        Buhrmann has issued certain performance guarantees, usually in the form of standby letters of credit, to an estimated maximum amount of EUR 10 million at December 31, 2003. The major part of these guarantees expire latest on December 31, 2004.

30.   Legal proceedings

        Buhrmann is involved in various routine legal and regulatory proceedings incidental to the conduct of its business, except as set forth below. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition, results of operations or cash flows.

Paper Merchanting Germany

        In June 2002, the German competition authorities (Bundeskartellamt or "BKA") launched an investigation against a number of German paper merchants, among which is Buhrmann's former subsidiary Deutsche Papier Vertriebs GmbhH, alleging a violation of anti-trust rules in Germany. The potential maximum fine for the alleged violation is EUR 500,000 plus three times the surplus profit resulting from the violation of the anti-trust rules. The fine has not yet been imposed by the BKA and the investigation by the BKA is still ongoing. A third-party investigation into the alleged surplus profit substantiated Buhrmann's position that there has been no or at the most a minor surplus profit in the challenged period. As the BKA has recently extended its investigation to more regions in Germany, it is at this stage not possible to estimate the potential exposure. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division, of which Deutsche Papier is a part, with respect to this case.

31.   Segment Information

        As of December 31, 2003, the Buhrmann Group consist of four divisions. The Office Products North America Division, Office Products Europe Division and Office Products Australia Division supply office products and office furniture to large and medium-sized companies. The Office Products Europe Division and Office Products Australia Division are combined for reporting purposes. The Graphic Systems Division supplies pre-press systems, printing presses, folding, cutting and binding machines in six European countries and also provides service and maintenance for its customers. The Paper Merchanting Division sold paper to printers, publishers and the office market until it was sold with effect from October 31, 2003.

        Corporate items are not allocated to the Divisions and include costs incurred by the Corporate Head Office as well as costs and assets relating to geographical holding companies.

Operating segments 2003

	Office Products North America	Office Products Europe/ Australia	Graphic Systems	Corporate items	Sub total	Paper Merchanting	Total Group
	(in millions of euro)
Net sales	3,939	1,479	369	—	5,787	2,266	8,053
Depreciation of tangible fixed assets and internally used software	(63)	(20)	(4)	—	(87)	(17)	(104)
Operating result before amortization and impairment of goodwill	152	38	(13)	42	219	57	276
Amortization and impairment of goodwill	(37)	(61)	—	(5)	(103)	(2)	(105)
Operating result	115	(23)	(13)	37	116	55	171
Exceptional results	(7)	(7)	(1)	58	43	8	51
Goodwill	1,017	197	3	183	1,400	—	1,400
Total assets	2,494	619	219	345	3,677	—	3,677
Total liabilities	597	266	113	1,217	2,193	—	2,193
Capital employed before goodwill	553	162	108	(16)	807	—	807
Capital expenditure	40	22	6	—	68	11	79

Operating segments 2002

	Office Products North America	Office Products Europe/ Australia	Graphic Systems	Corporate items	Sub total	Paper Merchanting	Total
	(in millions of euro)
Net sales	4,931	1,540	489	—	6,960	2,988	9,948
Depreciation of tangible fixed assets and internally used software	(69)	(20)	(4)	—	(93)	(21)	(114)
Operating result before amortization and impairment of goodwill	197	64	23	(16)	268	74	342
Amortization and impairment of goodwill	(470)	(139)	—	(4)	(613)	(30)	(643)
Operating result	(273)	(75)	23	(20)	(345)	44	(301)
Goodwill	1,262	249	3	172	1,686	102	1,788
Total assets	3,088	695	240	231	4,254	1,155	5,409
Total liabilities	775	288	130	1,963	3,156	442	3,598
Capital employed before goodwill	731	193	116	1	1,041	654	1,695
Capital expenditure	62	21	5	—	88	19	107

Operating segments 2001

	Office Products North America	Office Products Europe/ Australia	Graphic Systems	Corporate items	Sub total	Paper Merchanting	Eliminations	Total
	(in millions of euro)
Net sales	5,221	1,496	565		7,282	3,126	—	10,408
Depreciation of tangible fixed assets and internally used software	(71)	(17)	(4)	2	(90)	(19)	—	(109)
Operating result before amortization and impairment of goodwill	242	53	38	(18)	315	93	—	408
Amortization of goodwill	(48)	(13)	—	(3)	(64)	(3)	—	(67)
Operating result	194	40	38	(21)	251	90	—	341
Goodwill	1,819	576	3	156	2,554	130	—	2,684
Total assets	4,203	1,066	242	357	5,868	1,261	(12)	7,117
Total liabilities	1,131	338	159	2,313	3,941	505	—	4,446
Capital employed before goodwill	731	193	116	19	1,059	636	—	1,695
Capital expenditure	87	14	5		106	21	—	127

32.   Enterprise wide disclosures

	United States	United Kingdom	The Netherlands (incl. Corporate)	Germany	Rest of European Union members	Australia/ New Zealand	Rest of the world	Total
	(in millions of euro)
Sales by country of destination
Year ended December 31, 2003	3,667	884	772	701	1,188	496	345	8,053
Year ended December 31, 2002	4,665	1,251	961	817	1,458	419	377	9,948
Year ended December 31, 2001	4,952	1,294	995	898	1,354	353	562	10,408
Depreciation of tangible fixed assets and internally used software
Year ended December 31, 2003	(61)	(7)	(11)	(8)	(10)	(4)	(3)	(104)
Year ended December 31, 2002	(67)	(7)	(12)	(8)	(11)	(3)	(6)	(114)
Year ended December 31, 2001	(69)	(10)	(6)	(7)	(11)	(3)	(3)	(109)
Operating result
Year ended December 31, 2003	96	22	—	(10)	12	31	20	171
Year ended December 31, 2002	(296)	28	33	(15)	(101)	33	17	(301)
Year ended December 31, 2001	174	24	26	7	61	28	21	341
Net investments in tangible fixed assets and internally used software
Year ended December 31, 2003	38	5	13	2	11	7	3	79
Year ended December 31, 2002	63	5	17	2	9	8	3	107
Year ended December 31, 2001	82	5	12	8	9	4	7	127
Long lived assets*
Year ended December 31, 2003	1,227	12	27	10	180	257	38	1,751
Year ended December 31, 2002	1,538	124	100	37	300	233	48	2,380
Capital employed before goodwill
Year ended December 31, 2003	508	9	31	43	137	42	37	807
Year ended December 31, 2002	701	225	211	115	314	39	90	1,695
Total assets
Year ended December 31, 2003	2,421	39	153	80	528	375	81	3,677
Year ended December 31, 2002	2,955	476	347	201	946	330	154	5,409
Total liabilities
Year ended December 31, 2003	1,444	42	314	46	238	87	22	2,193
Year ended December 31, 2002	2,346	165	158	102	661	71	95	3,598

*
Long-lived assets include tangible and intangible fixed assets.

33.   Subsequent Events

       As discussed in Note 30, the German competition authorities (the Bundeskartellamt or "BKA") launched an investigation against Buhrmann's former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany in a number of regions. On April 30, 2004, the BKA imposed a final fine on Deutsche Papier Vertriebs GmbH in the amount of EUR 7,602,880 and on eleven other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers the whole of Germany with the exception of the South. Buhrmann and Deutsche Papier Vertriebs GmbH do not agree with the fine and the calculation thereof and will lodge an appeal.

        On June 3, 2004 Buhrmann announced a tender offer with respect to all of its USD 350 million 12 1/4% Notes. The tender offer, subject to withdrawal, comprises a total consideration which will be determined, in accordance with customary market practice, by reference to a fixed spread of 50 basis points over the yield to maturity of the 7 7/8% US Treasury Note due November 15, 2004. The total consideration includes a consent payment equal to USD 10 per USD 1,000 principal amount of the 12 1/4% Notes purchased. Buhrmann expects to obtain the funds necessary to consummate the Offer through the offer and sale of debt securities, borrowings under its Senior Credit Facility and with cash on hand.

34.   Summary of differences between generally accepted accounting principles in the Netherlands and generally accepted accounting principles in the United States and related disclosures

        Buhrmann's Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The tables below give the effect that application of US GAAP would have on net result and group equity.

		2003	2002	2001
		as restated*
		(in millions of euro)
Net result under Dutch GAAP		(132)	(588)	55
(a)	Goodwill amortization	52	70	(6)
(a)	Goodwill impairment	4	(439)	—
(b)	Intangible fixed assets amortization	(6)	(6)	(8)
(c)	Restructuring and integration provisions	(26)	7	(66)
(d)	Capitalized software provision	—	(1)	(2)
(e)	Derivatives	7	(7)	10
(f)	Pensions	8	27	26
(g)	Financing fees	(12)	3	—
(h)	Revenue recognition	12	1	(2)
(i)	Catalogue contributions	5	—	—
(j)	Sale Paper Merchanting Division	(132)	—	—
(k)	Other	—	(1)	(2)
(l)	Deferred taxes	(88)	(7)	30

Net result under US GAAP before cumulative effect of change in accounting principles		(308)	(941)	35
Cumulative effect of change in accounting principle for:
(i)	Catalogue contributions (net of EUR 19 million tax gain)	(29)	—	—

Net result under US GAAP		(337)	(941)	35

*
The US GAAP information for 2003 included in the Company's annual report to shareholders presented the adoption of EITF 02-16, "Accounting by a Reseller for Cash Consideration Received from a Vendor," as a direct reduction of equity. This US GAAP information has been restated to record the effect of adopting this new guidance in the income statement. As a result, the loss increased by EUR 29 million (net of EUR 19 million tax benefit) from EUR 308 million to EUR 337 million. This change had no impact on Group equity under US GAAP.

		December 31,
		2003	2002
		(in millions of euro)
Group equity under Dutch GAAP		1,484	1,811
(a)	Goodwill at cost, net of accumulated amortization	(175)	(172)
(b)	Intangible fixed assets	75	86
(c)	Restructuring and integration provisions	1	30
(e)	Derivatives—Accumulated Other Comprehensive Income	(8)	(67)
(e)	Derivatives	(2)	(10)
(f)	Pensions	187	181
(g)	Pensions—Accumulated Other Comprehensive Income	(9)	(51)
(h)	Financing fees	(9)	3
(i)	Revenue recognition	(29)	(41)
(j)	Catalogue contributions	(36)	—
(k)	Other	(3)	(3)
(l)	Deferred taxes	28	143

Group equity under US GAAP		1,504	1,910

        The differences between Dutch GAAP and US GAAP as indicated in the tables are explained below, including related disclosures required under US GAAP.

(a)   Goodwill

        This item consists of the following:

  (i)
  For acquisitions occurring prior to January 1, 1997, goodwill was directly written off to Group equity under Dutch GAAP. Under US GAAP this goodwill is capitalized and amortized over the estimated useful life of forty years until December 31, 2001.

  (ii)
  Buhrmann repurchased the outstanding public 30% minority share of its former US subsidiary, BT Office Products Inc. (BTOPI) in October 1998. Under Dutch GAAP this transaction was accounted for as a repurchase of Group equity and was shown as a movement in Group equity. Under US GAAP, the accounting treatment is to consider the surplus paid over fair value of net assets as goodwill.

  (iii)
  On November 1, 1999, Buhrmann purchased all the outstanding shares of Corporate Express Inc. Certain fair value adjustments, including provisions for restructuring and integration, which were made for Dutch GAAP purposes, did not qualify for US GAAP. This lead to a lower amount of goodwill under US GAAP. In addition, for US GAAP purposes only, certain intangible assets (the workforce, Corporate Express brandname and internally used software) were valued and recognized separately from goodwill, see point (b) below. Under Dutch GAAP these intangible assets are included in goodwill. Furthermore deferred taxes on certain of the above-mentioned fair value adjustments and certain valuation allowances on deferred tax assets that did not qualify for US GAAP resulted in differences in goodwill under US GAAP compared to Dutch GAAP.

  (iv)
  With the Samas and USOP acquisitions in April and May 2001, some provisions for redundancy payments for employees were recorded and included in goodwill under Dutch GAAP whereas under US GAAP these payments are expensed over the period these employees worked for Buhrmann.

        The net effect of the items mentioned above was a higher amount of goodwill under US GAAP which was amortized over its estimated useful life of forty years until December 31, 2001. The book value of this goodwill was EUR 168 million at December 31, 2001. Some of this goodwill is denominated in US dollars. Amortization expense on this goodwill was EUR 6 million in 2001. As of January 1, 2002, goodwill is no longer amortized under US GAAP. Amortization of goodwill recorded under Dutch GAAP of EUR 52 million in 2003 and EUR 70 million in 2002 has been reversed under US GAAP.

        Under US GAAP, the company reviews goodwill for impairment in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets", which requires a two-step process to analyze whether or not goodwill has been impaired.

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

        The adoption of SFAS No. 142 did not result in an initial impairment of goodwill. Buhrmann performed an annual impairment test on goodwill as at December 31, 2002. A reduced level of profitability in 2002 and reduced visibility concerning future performance resulting in a higher cost of capital, caused a decline in the calculated fair value of our businesses which resulted in an impairment of goodwill of EUR 573 million under Dutch GAAP at December 31, 2002. Under US GAAP the impairment was EUR 439 million higher compared to Dutch GAAP. This is predominantly a result of the higher amount of goodwill previously capitalized under US GAAP, as explained above, for EUR 248 million and the valuation of unrecognized intangible assets (brandnames and customer and supplier contracts) for EUR 124 million. The amount of goodwill impairment under US GAAP for the Office Products North America Division was EUR 648 million, for the Office Products Europe Division EUR 266 million and for the Paper Merchanting Division EUR 98 million.

        In 2002, translation adjustments of EUR 44 million on these goodwill items and additions of EUR 15 million were recorded under Dutch GAAP as goodwill were either classified as intangible fixed assets or did not qualify under US GAAP.

        The net effect of the items mentioned above was a lower book value of goodwill under US GAAP of EUR 172 million at December 31, 2002.

        In connection with the sale of the Paper Merchanting Division in 2003, an amount of EUR 104 million of capitalized goodwill was written-off under US GAAP. This write-off is included as part of the sale of the Paper Merchanting Division in the reconciliation of net result. Under Dutch GAAP, this goodwill was directly written-off from Group equity before 1 January 1997.

        The annual impairment test on goodwill at December 31, 2003 resulted in an impairment of EUR 53 million under Dutch GAAP and EUR 49 million under US GAAP. The lower impairment under US GAAP is mainly due to a lower carrying value of goodwill under US GAAP of the related businesses.

        In 2003, translation adjustments of EUR 48 million on these goodwill items were recorded and additions of EUR 3 million recorded under Dutch GAAP as goodwill were either classified as intangible fixed assets or did not qualify under US GAAP.

        The net effect at December 31, 2003 of the items mentioned above was a lower amount of goodwill under US GAAP of EUR 175 million.

        The movements in goodwill under US GAAP are as follows:

	2003	2002	2001
Book value at beginning of year	1,616	2,852	2,388
Investments	4	22	446
Divestments	(201)	—	—
Amortization	—	—	(73)
Impairment	(49)	(1,012)	—
Release provisions (net of tax)	(6)	—	—
Translation differences	(139)	(246)	91

Book value at end of year	1,225	1,616	2,852

Accumulated cost	2,226	2,872	3,096
Accumulated amortization	(177)	(244)	(244)
Accumulated impairment	(824)	(1,012)	—

Book value at end of year	1,225	1,616	2,852

(b)   Intangible fixed assets

        With the acquisition of Corporate Express in October 1999, certain intangible assets were valued and recognized separately from goodwill under US GAAP. These include the workforce (USD 10 million), the Corporate Express brandname (USD 75 million) and internally used software (USD 20 million). These intangibles are amortized over their estimated useful lives of 4, 40 and 7 years respectively.

        Under SFAS No. 142, the workforce no longer meets the criteria for separate recognition and the book value thereof was reclassified to goodwill at January 1, 2002.

        The book value of the Corporate Express brandname at December 31, 2003 was USD 68 million and at December 31, 2002 was USD 70 million. The accumulated amortization at December 31, 2003 was USD 7 million and at December 31, 2002 USD 5 million, respectively. The amortization expense was USD 2 million in each of 2003, 2002 and 2001 and will be USD 2 million in each of the next 5 years.

        The book value of the internally used software at December 31, 2003 was USD 8 million and at December 31, 2002 was USD 11 million The accumulated amortization at December 31, 2003 was USD 12 million and at December 31, 2002 was USD 9 million. The amortization expense was USD 3 million in each of 2003, 2002 and 2001 and will be USD 3 million in 2004 and 2005 and USD 2 million in 2006.

        Also included under "Intangible fixed assets", are amounts allocated to customer relationships of companies acquired in 2002 and 2003 which are classified as goodwill under Dutch GAAP. Under US GAAP these amounts are classified as intangible fixed assets and amortized over a period of ten years. The book value under US GAAP was EUR 10 million at December 31, 2002 and EUR 15 million at December 31, 2003. The accumulated amortization at December 31, 2003 was EUR 2 million. The amortization expense under US GAAP was EUR 1 million in 2003 and 2002 and will be EUR 2 million in each of the next 5 years.

(c)   Restructuring and integration provisions

        Until 2000, under Dutch GAAP when a decision was made to restructure part of the Company's business, provisions were recorded for redundancies as well as other closing, integration and moving costs. Under US GAAP only costs that qualified as exit costs and therefore did not relate to the ongoing operations of the Company could be provided for. In addition, a number of specific criteria had to be met before these costs could qualify as exit costs and could be recognized as an expense. Among these was the requirement that all the significant actions to be taken as part of the reorganization had to be identified along with their expected completion dates and the exit program had to be approved and communicated by the balance sheet date. Costs that did not qualify as exit costs were expensed when the obligation existed to pay cash or otherwise sacrifice assets. As of January 1, 2001 Dutch GAAP was substantially similar to US GAAP except that Dutch GAAP required the restructuring plan to be communicated by the publication date of the Financial Statements. As of January 1, 2003 under US GAAP a provision for a cost associated with an exit or disposal activity can only be recognized in the period in which the liability is incurred and should be measured at fair value.

        Following the acquisition in October 1999 of Corporate Express and subsequent integration, the Company's office product activities in the US and Europe underwent a restructuring. As explained in item (a) Goodwill above, at the time of acquisition, some restructuring and integration provisions were recorded and included in goodwill under Dutch GAAP, that did not qualify for US GAAP. As a consequence, some restructuring and integration payments in the years after the acquisition were expensed under US GAAP whereas under Dutch GAAP these payments were deducted from the provisions. In 2003, no amounts were expensed under US GAAP whereas in 2002 EUR 9 million was expensed and in 2001 EUR 71 million was expensed. In 2003, the unused portion of EUR 9 million of these provisions was reversed against goodwill as it became clear that no more payments were going to be made.

        This item also includes redundancy payments to former USOP employees of EUR 2 million in 2002 and EUR 5 million in 2001 which were expensed under US GAAP and for which under Dutch GAAP provisions were recorded at the time of acquisition in 2001 as part of goodwill.

        In addition, in 2001 and 2002, the Company introduced additional restructuring plans for its office products operations in North America and Europe as well as its former papermerchanting operations in Europe. Under Dutch GAAP an accrual of EUR 45 million was recorded in 2001 in connection with these restructuring plans (for the continuing and discontinued operations) of which EUR 10 million did not qualify for US GAAP for recognition in 2001 and was expensed under US GAAP in 2002. In 2002, Buhrmann accrued EUR 60 million under Dutch GAAP for additional restructuring plans and EUR 51 million for non-cash write-offs on IT, distribution infrastructure and some other assets. Under US GAAP, EUR 28 million of this accrual, mainly related to the restructuring plans, did not qualify for recognition in 2002 and as a consequence was expensed in 2003.

        Furthermore, adjustments of EUR 2 million to the 2002 restructuring plans which were recorded under Dutch GAAP in 2003 were under US GAAP already recorded in 2002. In addition, at the end of 2003, a reassessment was made of the accruals for the 2002 restructuring plans which resulted in an additional accrual of EUR 6 million in the Office Products North America Division, of EUR 3 million in the Office Products Europe Division and of EUR 1 million in the Graphic Systems Division, both under Dutch GAAP and US GAAP.

        Furthermore, adjustments of EUR 2 million to the 2002 restructuring plans which were recorded under Dutch GAAP in 2003 were under US GAAP already recorded in 2002. In addition, at the end of 2003, a reassessment was made of the accruals for the 2002 restructuring plans which resulted in an additional accrual of EUR 6 million in the Office Products North America Division (mainly as a result of a reassessment of lease obligations for vacant properties offset by reduced redundancy costs and continuing usage of properties), of EUR 3 million in the Office Products Europe Division (mainly for an additional reduction in the workforce of 135 employees) and of EUR 1 million in the Graphic Systems Division, both under Dutch GAAP and US GAAP.

        The movements in the restructuring provisions in 2003 for the continuing and discontinued operations under US GAAP were as follows:

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of euro)
Balance at December 31, 2002	23	1	26	50
Deconsolidation	—	—	(8)	(8)
Set-up/finalization	20	—	5	25
Cash utilization	(27)	—	(14)	(41)
Transfer to assets	—	(1)	—	(1)
Currency translation	(1)	—	(1)	(2)

Balance at December 31, 2003	15	—	8	23

        The movements in the integration provisions in 2003 for the continuing operations under US GAAP were as follows:

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of euro)
Balance at December 31, 2002	9	5	11	25
Set-up/finalization	(3)	(2)	—	(5)
Cash utilization	(3)	—	(3)	(6)
Transfer to assets	—	(1)	—	(1)
Currency translation	—	—	(2)	(2)

Balance at December 31, 2003	3	2	6	11

(d)   Capitalized software provision

        The Company's former US subsidiary, BT Office Products Inc. initiated Project Millennium, a project designed to create a common system platform for numerous processes in the Company, including distribution, warehousing, order entry, financing and human resources. In 1998, under Dutch GAAP provisions were recorded for future expenses related to Project Millennium which did not qualify for US GAAP and were thus reversed. In 2002, EUR 1 million of these provisions were utilized and therefore expensed under US GAAP (2001: EUR 2 million after which these provisions are fully utilized.

(e)   Derivatives

        This item relates to interest rate swaps which under US GAAP are valued at market value whereby changes in the market value are predominantly recorded directly in Group equity as most interest rate swaps meet the criteria for hedge accounting. Currency swaps are also valued at market value under US GAAP based on forward rates whereas the valuation under Dutch GAAP is based on spot rates. The valuation under US GAAP of the currency swaps approximates the valuation under Dutch GAAP and therefore no reconciling item was recorded in 2003 or 2002.

        The EUR 7 million gain under US GAAP in 2003 consists of a gain of EUR 3 million due to hedge ineffectiveness on interest rate swaps for which hedge accounting was applied, a gain of EUR 1 million on interest rate swaps for which no hedge accounting was applied and also a gain of EUR 3 million for the difference between Dutch GAAP and US GAAP in the cost of settlement of interest rate swaps (see Note 8). Under US GAAP, certain of these interest rate swaps had already been recorded at their fair value in previous years, with changes in the fair value being recorded in net results because hedge accounting was not applied. Under Dutch GAAP, these interest rate swaps were not adjusted for changes in the fair value, as a result of which the loss on settlement was higher under Dutch GAAP than under US GAAP. In 2002, the EUR 7 million loss under US GAAP consists of a loss of EUR 5 million due to hedge ineffectiveness on interest rate swaps for which hedge accounting was applied and a loss of EUR 2 million on interest rate swaps for which no hedge accounting was applied. The EUR 10 million gain under US GAAP in 2001 consists of a loss of EUR 3 million on interest rate swaps for which no hedge accounting was applied, a gain of EUR 6 million on currency swaps for which no hedge accounting is applied and a gain of EUR 7 million on the sale of a "zero cost collar" that was taken out to safeguard the value of Buhrmann's 5% interest in Sappi Limited. The interest in Sappi and the "zero cost collar" were sold in 2001. As part of the collar was already sold in 2000 and the loss thereon of EUR 7 million was deferred under Dutch GAAP only, the gain on the sale in 2001 was EUR 7 million higher under US GAAP.

        The amount of EUR 8 million negative in Accumulated Other Comprehensive Income at December 31, 2003 and EUR 67 million negative at December 31, 2002 is the market value of interest rate swaps which are designated as cash flow hedges as defined under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" which became effective January 1, 2001. The reduction of Group Equity under US GAAP of EUR 2 million as at December 31, 2003 and EUR 10 million as at December 31, 2002 is the market value of the interest rate swaps for which no hedge accounting was applied. The adoption of SFAS No. 133 resulted in a cumulative (pre-tax) reduction of Accumulated Other Comprehensive Income of EUR 13 million. In 2003, a gain of EUR 60 million was recorded as an addition to Other Comprehensive Income of which EUR 36 million relates to settlement of interest rate swaps. In 2002, an amount of EUR 16 million was recorded as a reduction to Other Comprehensive Income and in 2001 an amount of EUR 38 million was recorded as a reduction to Other Comprehensive Income. In 2003, a gain of EUR 3 million was recorded related to hedge ineffectiveness and in 2002 a loss of EUR 5 million. In 2001 no gain or loss related to hedge ineffectiveness was recorded. The interest rate swaps were entered into to hedge variable rate debt to fixed rate. The amount of EUR 8 million negative recorded in Accumulated Other Comprehensive Income at December 31, 2003 will affect earnings when the variable rate interest for the periods being hedged affect earnings. An amount of EUR 3 million is expected to be reclassified to earnings in 2004. All amounts stated above are before taxes.

(f)    Pension

        Substantially all employees of Buhrmann in Europe participate in defined benefit plans. For most of our employees in the United States, Canada and Australia Buhrmann sponsors several defined contribution plans.

        In 2003, curtailment and settlement of a number of defined benefit plans occurred mainly in the United Kingdom and the Netherlands in connection with the sale of the Paper Merchanting Division.

        With regard to the defined benefit plans, US GAAP requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Additionally, only those accumulated gains or losses arising in the plan from a difference between the actual experience of the plan and the actuarial assumptions made, falling outside ten percent of the greater of the projected benefit obligation or the market value of the assets, are being amortized. The excess of plan assets over projected benefit obligation, as of January 1, 1989, the transition date, is recognized as a part of periodic pension costs on a prospective basis.

        This method significantly differs from the accounting under Dutch GAAP, whereby a provision for pensions, which relates primarily to non-reinsured pension entitlements, past-service premiums falling due in the future and commitments to former employees, is accrued at its present value.

        The components of net periodic pension cost, for the continuing and discontinued operations, under US GAAP are set forth below.

	2003	2002	2001
	(in millions of euro)
Net periodic pension cost
Service cost	(14)	(14)	(13)
Interest cost	(40)	(41)	(36)
Expected return on plan assets	51	60	59
Settlement/curtailment gain	5	1	2
Net amortization and deferral and other expenses	(21)	(16)	(13)

Net periodic pension costs under US GAAP	(19)	(10)	(1)

        In 2003, Buhrmann recognized EUR 5 million in pretax settlement and curtailment gains under US GAAP in connection with the sale of the Paper Merchanting Division. The difference is included in sale of the Paper Merchanting Division in the reconciliation of net result under US GAAP as discussed under item (j) below.

        Under Dutch GAAP, the Company recognized pension costs of EUR 35 million, EUR 29 million and EUR 27 million for the years ended December 31, 2003, 2002 and 2001 respectively. This includes costs related to defined contribution plans of EUR 20 million in 2003, EUR 18 million in 2002 and EUR 18 million in 2001 and costs related to defined benefit plans of EUR 15 million in 2003, EUR 11 million in 2002 and EUR 9 million in 2001.

        Information required to be disclosed under US GAAP with respect to the funded status of defined benefit plans is set forth below. These disclosures are for the continuing and discontinued operations.

	December 31,
	2003	2002
	(in millions of euro)
Change in projected benefit obligation:
Benefit obligation at beginning of year	(756)	(687)
Service cost	(15)	(14)
Interest cost	(40)	(41)
Plan participant's contributions	(3)	(3)
Amendments	—	(12)
Actuarial gain/(loss)	(7)	(37)
Benefits paid	32	30
Settlement/curtailment	158	—
Other (including currency translation adjustments)	10	8

Projected benefit obligation at end of year	(621)	(756)

Change in plan assets:
Fair value of plan assets at beginning of year	747	798
Actual return on plan assets	79	(38)
Employer contribution	11	10
Plan participants' contributions	3	3
Amendments	—	11
Benefits paid	(32)	(30)
Settlement/curtailment	(85)	—
Other (including currency translation adjustments)	(8)	(7)

Fair value of plan assets at end of year	715	747

Funded Status	94	(9)
Unrecognized transition cost	—	(8)
Unrecognized prior service cost	(1)	(4)
Unrecognized net actuarial (gain)/loss	92	191
Other pension arrangements	(14)	(10)

Prepaid/(accrued) benefit cost	171	160

Additional minimum liability at end of year	9	51
Intangible asset	—	—

Reduction to equity	9	51

        Under US GAAP, Buhrmann recorded a minimum pension liability for the actuarial present value of accumulated benefits that exceeded plan assets. The accrued additional minimum pension liability at December 31, 2003 and 2002 were EUR 9 million and EUR 51 million respectively. The decrease in additional minimum pension liability is predominantly due curtailment and settlement in connection with the sale of the Paper Merchanting Division and has been recorded as other comprehensive income under US GAAP.

        In estimating expected return on plan assets, appropriate consideration is taken into account of historical performance for the major asset classes held or anticipated to be held by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

        The funded status of EUR 94 million at December 31, 2003 predominantly relates to the Buhrmann Pension Fund in the Netherlands ("the Fund"). The weighted average asset allocation of the Fund at December 31, 2003 and 2002 and target allocation for the year 2004 are as follows:

Asset category

	Target 2004	Allocation 2003	Allocation 2002
Equity Securities	30%	28%	25%
Debt Securities	60%	61%	64%
Real Estate	10%	11%	11%
Cash	—%	—%	—%

        The assumptions used to measure pension cost and benefit obligation of the Buhrmann Pension Fund in the Netherlands:

	2003	2002	2001
Discount rate	5.5%	5.5%	6.0%
Expected return on plan assets	7.0%	7.0%	8.0%
Rate of compensation increase	3.0%	3.0%	3.5%
Increase of state pension	2.0%	2.0%	2.5%
Pension increases	2.0%	2.0%	2.5%

        The goal of the Fund's investment policies is to reach an optimum between maximum return on plan assets, minimum and stable contributions to the fund, and to maintain a sufficient funding level. Investments in debt securities are primarily made in fixed income instruments. The policy is to hedge 50% of the currency risks related to investments in equity securities and in real estate which are denominated in other currencies than the euro. Currency risks related to investments in debt securities in currencies other than the euro are in principle completely hedged. Derivatives are only used to minimize financial market risk exposures such as currency risks. No speculative positions are entered into.

        The Company expects to contribute EUR 3 million to the Fund in 2004.

        Buhrmann has several other, relatively small, defined benefit plans mainly in the United States and the United Kingdom.

        The projected benefit obligation and fair value of plan assets of the pension plans of which the benefit obligation exceeds the fair value of plan assets, was EUR 42 million and EUR 26 million, respectively, at December 31, 2003 and EUR 212 million and EUR 126 million, respectively, at December 31, 2002. The accumulated benefit obligation and fair value of plan assets of the pension plans of which the benefit obligation exceeds the fair value of plan assets was EUR 39 million and

EUR 26 million, respectively, at December 31, 2003 and EUR 159 million and EUR 126 million, respectively, at December 31, 2002.

        Weighted average assumptions used to measure pension cost and benefit obligation of the defined pension plans outside the Netherlands:

	2003	2002	2001
Discount rate	5.9%	5.6%	6.3%
Expected return on plan assets	8.4%	6.8%	8.0%
Rate of compensation increase	3.4%	3.5%	3.8%
Increase of state pension	2.4%	2.4%	2.5%
Pension increases	2.4%	2.4%	2.5%

(g)   Financing fees

        In 2003 and 2002, this item relates to a difference in write-off methods used under Dutch GAAP and US GAAP. When repayments of long-term debt are made, a portion of the related fees may need to be written off so that the amount of unamortized fees is commensurate with the amount of debt remaining. In 2002, a write-off of capitalized financing fees relating to the Term Loans under the Senior Credit Facility entered into in 1999 was recorded which was EUR 3 million lower under US GAAP. In 2003, certain fees relating to the new Senior Credit Facility entered into in 2003 amounting to EUR 12 million are capitalized under Dutch GAAP, but they are treated as costs to extinguish the loans under the old Senior Credit Facility under US GAAP and therefore expensed. Additionally, the impairment of the financing fees in 2003 relating to the Revolver under the old Senior Credit Facility was EUR 3 million lower under US GAAP whereas the impairment of the financing fees related to the Term Loans under the old Senior Credit Facility was EUR 3 million higher under US GAAP. The net impact of these two differences is a lower amount of capitalized financing fees under US GAAP of EUR 9 million at December 31, 2003.

(h)   Revenue recognition

        As of 1 January 2003, this item relates primarily to sales of graphic machines sold to customers and financed by external financing companies and for which repurchase guarantees exist. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann. Under US GAAP these types of revenues can only be recognized when the right of recourse has ended, which is generally 5 years from the date of sale.

        Before 1 January 2003, this item also included differences in the recognition of sales of graphic machines without repurchase commitments because under Dutch GAAP these sales were in general recognized at delivery and under US GAAP after installation of the machines and/or after completion of all performance obligations. As of January 1, 2003, also under Dutch GAAP these sales are recognized after installation of the machines and/or after completion of all performance obligations.

(i)    Catalogue contributions

        As of January 1, 2003, for US GAAP purposes only, Buhrmann adopted Emerging Issues Task Force ("EITF") Issue No. 02-16, "Accounting by a Reseller for Cash Consideration Received from a

Vendor". This guidance primarily affects our accounting for catalogue contributions received from vendors. Before January 1, 2003, catalogue contributions were recognized as income over the life of the related catalogue both under US GAAP and Dutch GAAP and there was no relationship with inventories. Under EITF No. 02-16, there is a presumption that amounts received from vendors should be considered a reduction of inventory costs. This presumption can be overcome if certain restrictive provisions are met. For US GAAP purposes only, Buhrmann adopted a policy of considering all catalogue contributions to be a reduction of inventory cost because the administrative cost of tracking the related expenses of producing the catalogue, to determine whether Buhrmann meets the restrictive conditions required by Issue No. 02-16, would exceed the benefit.

        The adoption of EITF No. 02-16 resulted in a reduction of inventory and an accrual for catalogue contributions received in advance, predominantly in the Office Products North America Division, under US GAAP compared to Dutch GAAP. To record the initial amount at January 1, 2003 of catalogue contributions as a reduction of inventory and the accrual for catalogue contributions received in advance, Buhrmann recorded a cumulative effect adjustment under US GAAP of EUR 48 million (EUR 29 million after tax). The impact of the new accounting method decreased cost of goods sold in 2003 under US GAAP by EUR 5 million.

(j)    Sale Paper Merchanting Division

        The loss on the sale of the Paper Merchanting Division in 2003 is higher under US GAAP mainly due to the write-off of EUR 104 million of capitalized goodwill under US GAAP which was written-off directly from Group equity under Dutch GAAP prior to January 1, 1997. The recognition under US GAAP of translation adjustments relating to the Paper Merchanting Division which were recorded directly in Group equity in previous years, resulted in a loss of EUR 26 million net of taxes. Furthermore, the effect of this sale on the valuation of pensions resulted in an additional loss of EUR 2 million under US GAAP.

(k)   Other

        This category of reconciling items is other, individually insignificant, US GAAP adjustments related to subsidiaries of the Company.

(l)    Deferred taxes

        Under Dutch GAAP, the Company recorded valuation allowances on deferred tax assets for operating loss carryforwards. Under US GAAP, of these valuation allowances EUR 57 million at December 31, 2003 and EUR 141 million at December 31, 2002 did not qualify. The effect on net result under US GAAP was a loss of EUR 77 million in 2003, of which EUR 1 million is recorded as part of the result on the sale of the Paper Merchanting Division, a loss of EUR 4 million in 2002 and a gain of EUR 10 million in 2001.

        The loss of EUR 77 million in 2003 is mainly due to a reduction of operating loss carry forwards due to a profit on an intercompany transaction. As a result, valuation allowances on deferred tax assets for operating loss carry forwards which were recorded under Dutch GAAP in previous years were no longer deemed necessary. As these valuation allowances were not recorded under US GAAP, a tax expense of EUR 85 million was recorded under US GAAP in 2003.

        Furthermore, deferred taxes on US GAAP adjustments negatively affected Group equity under US GAAP in the amount of EUR 29 million at December 31, 2003 and positively in the amount of EUR 2 million at December 31, 2002. The effect on net result under US GAAP was a loss of EUR 2 million in 2003 which includes a gain of EUR 10 million recorded as part of the result on the sale of the Paper Merchanting Division. Furthermore in 2003, an amount of EUR 35 million of tax expense was recorded directly in Group equity as part of Accumulated Other Comprehensive Income which includes the valuation of derivatives (EUR 23 million) and the valuation of pensions (EUR 12 million). In 2002, the effect on net result of deferred taxes on US GAAP adjustments was a loss of EUR 3 million and in 2001 a gain of EUR 20 million.

        The components of deferred tax under US GAAP are as follows:

	December 31,
	2003	2002
	(in millions of euro)
Deferred tax assets:
Restructuring and integration provisions	—	6
Derivatives	4	29
Catalogue contributions	14	—
Tax loss carryforwards	420	565
Other	73	—

Nominal deferred tax asset	511	600
Valuation allowances	(55)	(79)

Deferred tax asset	456	521

Current	32	49
Non current	424	472

Deferred tax asset	456	521

Deferred tax liabilities:
Fixed assets	(115)	(114)
Pension	(62)	(47)
Other	(62)	(93)

Deferred tax liabilities	(239)	(254)

Current	(9)	(2)
Non current	(230)	(252)

Deferred tax liabilities	(239)	(254)

        Total tax (expense) income under US GAAP for the continuing and discontinued operations is as follows:

	2003	2002	2001
	(in millions of euro)
Current	(17)	(18)	(17)

Deferred:
Benefits operating loss carryforwards	(15)	(8)	23
Adjustments to deferred taxes for enacted changes in tax laws or a change in the tax status	—	(3)	—
Adjustments in the valuation allowances due to change in judgment about realizability	3	29	24
All other deferred tax items	28	4	0

Total deferred	16	22	47

Total income taxes	(1)	4	30

Additional US GAAP disclosures

Operating result, result from operations and discontinued operations under US GAAP presentation

        Under Dutch GAAP, the results and cash flows from a discontinued operation are included in the results and cash flows from continuing operations until the date the operations are actually sold. Under US GAAP, the results and cash flows from discontinued operations are presented separately from continuing operations whereby the Consolidated Statements of Income and Consolidated Statements of Cash Flows for previous years are restated for discontinuance of an operation. The Paper Merchanting Division, which was sold with effect from October 31, 2003, qualifies as a discontinued operation.

        The extent to which the reconciling items between Dutch GAAP and US GAAP relate to the Paper Merchanting Division is summarized below:

Impact on net result

	2003	2002	2001
	(in millions of euro)
Goodwill amortization	2	4	(6)
Goodwill impairment	—	(72)	—
Restructuring and integration provisions	(17)	17	—
Pensions	(3)	(2)	2
Sale Paper Merchanting Division	(132)	—	—
Deferred taxes	1	1	1

Total	(149)	(52)	(3)

Impact on group equity

December 31, 2002
Goodwill at cost, net of accumulated amortization	104
Restructuring and integration provisions	18
Pensions	4
Pensions—Accumulated Other Comprehensive Income	(37)
Deferred taxes	12

Total	101

        Under Dutch GAAP, certain non-recurring items were classified as extraordinary income or expenses in 2002 and 2001. The income statement presented in the US GAAP format would result in a reclassification of extraordinary items to operating result or result from operations, as these items are neither unusual nor infrequent according to the US GAAP definition.

        The office products division of Corporate Express Nederland B.V. was sold in October 2001. Under Dutch GAAP the operating result of this division from April 2001 to October 2001 of EUR 3 million negative is included in other financial results. The operating result of this division for this period would under US GAAP be included in operating result.

        Operating result, result from continuing operations, income from discontinued operations, result on disposal of discontinued operations and net result under US GAAP are as follows:

	2003	2002	2001
	(in millions of euro)
Operating result	182	(718)	116
Result from continuing operations	(59)	(849)	13
Result from discontinued operations	1	(92)	22
Result on disposal of discontinued operations	(250)	—	—

Net result before cumulative effect of change in accounting principle	(308)	(941)	35
Cumulative effect of change in accounting principle	(29)	—	—

Net result	(337)	(941)	35

        Result from discontinued operations and result on the sale of discontinued operations in the table above for the years ended December 31, 2003, 2002 and 2001 includes the Paper Merchanting Division only.

        Result from discontinued operations includes an income tax loss of EUR 15 million in 2003, EUR 11 million in 2002 and EUR 12 million in 2001.

        The result on the sale of the Paper Merchanting Division under US GAAP recorded in 2003 is summarized as follows:

(in millions of euro)
Initial consideration	706
less:
Net debt and cash adjustment	(6)
Other purchase price adjustments	(63)

Net	637

Net equity value Paper Merchanting Division as at October 31, 2003:
Shareholders' equity (net)	633
Goodwill	201
Net debt and cash	(6)

828

Book result	(185)
Realized translation adjustments, net of taxes	(26)
Transaction fees	(15)
Warranties	(18)

Total result (loss)	(250)

        Liabilities of discontinued operations and other divested companies to be retained by the Company as of December 31, 2003 amounted to EUR 35 million (2002: EUR 22 million) which is included in the Company's Consolidated Balance Sheet.

Consolidated Statement of Cash Flows under US GAAP presentation

        As permitted under Dutch GAAP, changes in liquid funds include changes in bank overdrafts. Under US GAAP changes in bank overdrafts should be included in financing activities.

        Under US GAAP, costs related to the integration of group companies are expensed as incurred and are classified within operating activities, whereas under Dutch GAAP, payments for these costs are included within investing activities.

        The following cash flow disclosures are provided to quantify the significant differences between the Consolidated Statement of Cash Flows as presented under Dutch GAAP and cash flow statements that would be required under US GAAP:

	2003	2002	2001
	(in millions of euro)
Net result	(337)	(941)	35
Adjustments to reconcile net result to cash flows from operating activities:
Cumulative effect of change in accounting principle before tax	48	—	—
Result on disposal of discontinued operations	244	—	—
Minority interests	12	12	9
Result from participations and other financial results	(10)	(16)	(20)
Tax expense (income)	1	(4)	(30)
Financing costs	262	203	200
Depreciation, amortization and impairment	159	1,131	192
Addition to/(release of) provisions	26	96	164
Accrued pension costs	(8)	(27)	(26)
(Increase)/decrease in working capital (see below)	65	55	214
Payments related to integration of acquisitions	(8)	(90)	(208)
Interest paid	(134)	(184)	(202)
Other financial income	18	—	—
Profit taxes paid	(22)	(16)	(27)
Payments charged to provisions	(51)	(51)	(40)

Net cash provided by (used in) operating activities from continuing and discontinued operations	265	168	261
Net cash provided by (used in) investing activities	552	(48)	(534)
Net cash provided by (used in) financing activities	(685)	(182)	316

(Decrease)/increase in cash and deposits	132	(62)	43

(Increase)/decrease in working capital:
(Increase)/decrease inventories	1	13	88
(Increase)/decrease accounts receivable	109	195	208
Increase/(decrease) accounts payable	(43)	(172)	(19)
(Increase)/decrease other receivables and liabilities	(2)	19	(63)

	65	55	214

Net cash used in investing activities:

        Proceeds from the sale of tangible fixed assets and internally used software were insignificant in the years ended December 31, 2003, 2002 and 2001.

	2003	2002	2001
Net cash provided by financing activities:
Ordinary Shares issued	—	—	665
Dividend payments	(9)	(25)	(60)
Payment to minority shareholders	(7)	(5)	(2)
Paid financing fees	(25)	(16)	(13)
Settlement of interest rate swaps	(40)	—	—
Proceeds from issuance of Subordinated Convertible Bond	114	—	—
Drawn long-term debt	440	—	407
Repayment of long-term debt	(1,158)	(136)	(618)

	(685)	(182)	316

Non-cash investing activities:
Assets and liabilities (net) acquired in a business combination	—	—	203
Assets and liabilities (net) disposed of in sale of a discontinued operation	(625)	—	—
Non-cash financing activities:
Redenomination par value shares	—	—	13

Earnings per share under US GAAP

        Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of EUR 33 million, EUR 32 million and EUR 34 million in 2003, 2002 and 2001 respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average marketprice was higher than the average exercise price during the financial year.

        The computation of basic and fully diluted earnings under US GAAP per Ordinary Share is as follows:

	2003	2002	2001
	(in millions of euro, unless otherwise indicated)
Computation basic and fully diluted earnings per share
Net result	(337)	(941)	35
Less dividends on Preference Shares A and C	(33)	(32)	(34)

Net result after deduction of dividend on Preference Shares	(370)	(973)	1
Cumulative effect of change in accounting principle	29	—	—
Net result before cumulative effect of change in accounting principle after deduction of dividend on Preference Shares	(341)	(973)	1
Discontinued operations	249	92	(22)

Result from continuing operations after deduction of dividend on Preference Shares	(92)	(881)	(21)

Weighted average number of Ordinary Shares outstanding (in thousands)	134,653	131,818	123,760
Basic and fully diluted earnings per share (in euro)
Result from continuing operations	(0.68)	(6.68)	(0.16)
Discontinued operations	(1.85)	(0.71)	0.17
Net result before cumulative effect of change in accounting principle	(2.53)	(7.38)	0.01
Cumulative effect of change in accounting principle	(0.22)	—	—
Net result	(2.75)	(7.38)	0.01

        Basic and fully diluted earnings per share are equal as the the conversion of the Subordinated Convertible Bond that was issued in 2003, the Preference Shares C and the option rights exercisable would have an anti-dilutive effect on earnings per Ordinary Shares.

        The number of Ordinary Shares that would arise after conversion of the Subordinated Convertible Bond at December 31, 2003 was 13,669 (see Note 14). The annual interest on the Subordinated Convertible Bond is EUR 2 million.

        The number of Ordinary Shares that would arise after conversion of the Preference shares C at December 31, 2003, 2002 and 2001 was 35,658, 23,157 and 21,893 respectively. The dividend on Preference Shares C was EUR 22 million, EUR 21 million and EUR 20 million for 2003, 2002 and 2001 respectively (see Note 14).

        The number of Ordinary Shares that would arise after exercise of the option rights at December 31, 2003 was 651 (see Note 14) and none at December 31, 2002 and 2001.

Stock Options

        For details about the Company's Stock Option Plan, see Note 26 of the Consolidated Financial Statements.

        Below are additional disclosures required under US GAAP.

        The movements in the outstanding number of options and weighted average exercise price are as follows:

	Number of options	Weighted average exercise price per share in euro
Balance at December 31, 2000	1,971,007	22.36
Options granted	1,263,200	20.00
Options exercised	(37,100)	16.74
Options expired	—	—
Options forfeited	(320,197)	22.38
Balance at December 31, 2001	2,876,910	21.44
Options granted	1,563,928	13.75
Options exercised	—	—
Options expired	(191,650)	16.74
Options forfeited	(313,077)	19.20
Balance at December 31, 2002	3,936,111	18.79
Options granted	1,575,000	2.87
Options exercised	—	—
Options expired	—	—
Options forfeited	(464,413)	14.93

Balance at December 31, 2003	5,046,698	14.18

        The total of options exercisable at the end of the year are:

	Number of options	Weighted average exercise price per share in euro
2001	191,650	16.74
2002	459,500	15.61
2003	1,235,638	23.45

        The weighted average fair values and weighted average exercise prices per share at the date of grant for the options outstanding are as follows:

	December 31,
	2003	2002	2001
	(in euro)
Weighted average fair value of options granted with exercise prices equal to the market value of the stock at the date of grant	5.51	7.35	7.40
Weighted average exercise price of options granted with exercise prices equal to the market value of the stock at the date of grant	13.48	18.12	20.74
Weighted average fair value of options granted with exercise prices above the market value of the stock at the date of grant	7.89	8.65	8.91
Weighted average exercise price of options granted with exercise prices above the market value of the stock at the date of grant	24.91	27.42	28.56

        The following table summarizes information about options outstanding at December 31, 2003:

	Options outstanding			Options exercisable
	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price per share in euro	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price per share in euro
Range of exercise price in euro
2.85–3.80	1,467,067	6.34	2.87	—	—	—
13.69–19.61	2,669,493	2.52	15.97	416,500	0.27	15.61
24.52–32.94	910,138	1.39	27.14	819,138	1.29	27.43

Total	5,046,698	3.43	14.18	1,235,638	0.95	23.45

        If the Company had elected to recognize compensation expense based on the fair value of the stock options at grant date in accordance with SFAS 123, "Accounting for Stock Based Compensation", compensation expense of EUR 5 million for the year ended December 31, 2003, EUR 6 million for the year ended December 31, 2002 and EUR 6 million for the year ended December 31, 2001 would have been recorded.

        Net result would have been reduced to the pro forma amounts indicated below:

	2003	2002	2001
	(in millions of euro, except per share data)
US GAAP net result:
As reported	(337)	(941)	35
Pro forma	(342)	(947)	29
US GAAP basic net result per share:
As reported	(2.75)	(7.38)	0.01
Pro forma	(2.79)	(7.43)	(0.04)

Consolidated Statements of Comprehensive Income

        The calculation of Comprehensive Income is as follows:

	2003	2002	2001
	(in millions of euro)
Net Result US GAAP	(337)	(941)	35
Other comprehensive income net of tax:
Foreign currency translation adjustments (net)	(130)	(246)	57
Unrealized gains and losses on marketable securities	—	—	(45)
Unrealized gains and losses on derivative instruments (net)	37	(11)	(7)
Minimum pension liability	29	(35)	—

Comprehensive Income (Loss)	(401)	(1,233)	40

        Foreign currency translation adjustments includes a tax gain of EUR 9 million in 2003 (in 2002 a tax gain of EUR 25 million and in 2001 a tax gain of EUR 9 million). Unrealized gains and losses on derivative instruments in 2003 includes a tax expense of EUR 23 million (in 2002 a tax benefit of EUR 5 million and in 2001 a tax benefit of EUR 21 million). Minimum pension liability in 2003 includes a tax expense of EUR 11 million (in 2002 a tax benefit of EUR 16 million).

        The balance of Accumulated Other Comprehensive Income (after tax) is as follows:

	Total	Foreign currency translation adjustments	Unrealized gains and losses on marketable securities	Unrealized gains and losses on derivative instruments	Minimum pension liability
Balance at December 31, 2000	83	54	45	(16)	—
Other Comprehensive Income (loss)	(3)	57	(45)	(15)	—

Balance at December 31, 2001	80	111	—	(31)	—
Other Comprehensive Income (loss)	(292)	(246)	—	(11)	(35)

Balance at December 31, 2002	(212)	(135)	—	(42)	(35)
Other Comprehensive Income (loss)	(63)	(129)	—	37	29

Balance at December 31, 2003	(275)	(264)	—	(5)	(6)

        The Accumulated Other Comprehensive Income at December 31, 2003 is net of EUR 26 million taxes on foreign currency translation adjustments, EUR 3 million taxes on unrealized gains and losses on derivative instruments and EUR 3 million taxes on minimum pension liability.

Group equity

        The movements in group equity under US GAAP are as follows:

	Year ended December 31,
	2003	2002	2001
Group equity beginning of the year	1,910	3,157	2,513
Dividend Ordinary Shares	(4)	(10)	(46)
Share issue	6	—	665
Exercised option rights	—	—	1
Net result under US GAAP	(337)	(941)	35
Dividend Preference Shares A	(11)	(11)	(14)
Consolidation/deconsolidation	(2)	—	—
Purchase shares	—	—	(3)
Dividend payment to third parties	(7)	(5)	—
Minority share	12	12	9
Other comprehensive income (loss)	(63)	(292)	(3)

Group equity end of the year	1,504	1,910	3,157

Operating lease commitments

        The Company leases certain distribution facilities, equipment and offices under non-cancelable operating leases. Future minimum lease payments under all non-cancelable operating leases at December 31, 2003 are as follows:

(in millions of euro)
Year ended December 31,
2004	85
2005	69
2006	54
2007	44
2008	49
Thereafter	135

Total	436

        Certain of these distribution facilities and offices are subleased by the Company. Income to be received from these subleases is not included in the table above. Lease expenses for non-cancelable operating leases for distribution facilities and offices charged to the income statement for the continuing and discontinued operations during the periods ended December 31, 2003, 2002 and 2001 were EUR 111 million, EUR 126 million and EUR 125 million respectively. Income from subleases was EUR 3 million, EUR 4 million and EUR 4 million respectively for the years ended December 31, 2003, 2002 and 2001.

Advertising costs

        Advertising costs (net) of the continuing and discontinued operations during the years ended December 31, 2003, 2002 and 2001 were EUR 14 million, EUR 18 million and EUR 18 million respectively.

Provision for product warranties

        The provision for product warranties relates to potential liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not expired yet. The additions charged to result only relate to warranties issued during 2003 and are calculated as a percentage of net sales. This percentage is based on past experience.

        The movements in this provision for the continuing and discontinued operations were as follows:

(in millions of euro)
Balance at December 31, 2002	5
Payments	(1)
Releases to result	(1)

Balance at December 31, 2003	3

Variable Interest Entities

        FASB Interpretation No. 46 (FIN 46) "Consolidation of Variable Interest Entities" requires certain disclosures of variable interest entities and, as of January 1, 2003, the consolidation of certain of these variable interest entities.

        Based on a preliminary review, Buhrmann has determined that at December 31, 2003 it had a variable interest in Silver Securitisation B.V., Rheingold no 11 Ltd and Silver Funding Ltd. These entities facilitate the accounts receivable securitization program which is described below. The consolidation of these variable interest entities would not have had a material impact on net result or Group equity under US GAAP.

        The transactions relating to the accounts receivable securitization program are as follows:

        The Buhrmann operating companies the Netherlands and the United States that sell their accounts receivable into Buhrmann's securitization program are called the Originators. The Dutch Originators sell their receivables on a true sale basis to the European Receivables Warehouse: Buhrmann Silver SA. Buhrmann Silver SA (a wholly owned Buhrmann subsidiary) sells the receivables onward to the European Master Purchaser Silver Securitisation BV. Silver Securitisation BV is a separate company of which the shares are held by a Stichting (Dutch Foundation) which is controlled by a board independent from Buhrmann. Silver Securitisation BV holds the European receivables and issues Buhrmann Notes with the receivables as security to the investors in these Notes. Investors in the Notes are Rheingold no 11 Ltd (a Jersey company sponsored by Deutsche Bank AG) as Initial Buhrmann Note Purchaser and Silver Funding Ltd as MTN issuer. The shares of Silver Funding are held by the Silver Funding Charitable Trust which is controlled by a board that is independent from Buhrmann.

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

        With the Buhrmann Notes and Buhrmann US Notes as collateral, Rheingold no 11 Ltd and Silver Funding Ltd raise funds in the market. Rheingold no 11 issues Commercial Paper (Short Term Notes) through the CP Issuer Rheingold Securitisation Ltd. Silver Funding Ltd has issued Medium Term Notes, which are listed on the Luxembourg Stock Exchange, in USD and EUR. As the EUR denominated notes have the USD pool as their primary collateral, the Notes outstanding in EUR have been swapped to USD until the maturity of the Notes.

        Buhrmann Stafdiensten BV (a Dutch Buhrmann company) services the program.

        The receivables sold by the Originators to Buhrmann Silver SA and Buhrmann Silver US LLC are included in Buhrmann's Consolidated Balance Sheet, both under Dutch GAAP and US GAAP. Also the Buhrmann Notes issued by Silver Securitisation BV and the Buhrmann US Notes issued by Buhrmann Silver US LLC are included in Buhrmann's Consolidated Balance Sheet, both under Dutch GAAP and US GAAP.

35.   New accounting pronouncements

Dutch GAAP

        In December 2003, new Guidelines for Annual Reporting applicable in the Netherlands were issued, most of which became effective January 1, 2004. Under the new Guidelines, in addition to more extensive disclosure requirements, the most important accounting changes that might have an impact on Buhrmann's consolidated results of operations, financial position and cash flows as of January 1, 2004 are the following:

  •
  clarification of the conditions under which website development costs are to be capitalized (RJ 210);

  •
  impairments foreseeable in the near future can no longer be taken into account in the valuation of current assets (RJ 220);

  •
  explicit distinction between equity in the statutory and consolidated financial statements and additional guidance with respect to classification of an equity financial instruments (RJ 240);

  •
  detailed guidance with respect to the recognition of results on intercompany transactions in the statutory and consolidated financial statements (RJ 520).

        Buhrmann is currently reviewing the impact of these new Guidelines on its consolidated results of operations, financial position and cash flows.

        Furthermore, a new guideline regarding Employee Benefits (RJ 271) was released which contains clarifications and changes for accounting of, among others, defined benefit plans. This guideline is based on IAS 19 as part of the convergence project between Dutch GAAP and IFRS. This guideline is not mandatory until January 1, 2005. Buhrmann will not implement this guideline before January 1, 2005.

US GAAP

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". EITF 00-21 addresses the issues of (1) how to determine whether an arrangement with multiple deliverables consists of more than one unit of accounting and (2) if an arrangement consists of more than one unit of accounting, how the arrangement consideration should be allocated among the separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. For Buhrmann, EITF 00-21 is effective as of January 1, 2004. Buhrmann is currently reviewing the impact that adoption of EITF 00-21 will have on its consolidated results of operations, financial position and cash flows.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities", an interpretation of ARB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. For variable interest entities created or acquired on or after January 31, 2003, FIN 46 was effective immediately. For variable interest entities created or acquired prior to February 1, 2003, FIN 46 is effective for Buhrmann's 2004 Consolidated Financial Statements. The disclosures requirements of FIN 46 are effective for Buhrmann's 2003 Consolidated Financial Statements for all variable interests which are within the scope of FIN 46. In December 2003 the FASB issued FASB

Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities (Revised)." FIN 46R modifies the scope exceptions provided in FIN 46. As of the end of the first interim or annual reporting period ending after March 15, 2004, the provisions of FIN 46R replace the provisions of FIN 46 for all variable interest entities created or acquired after January 31, 2003. Buhrmann currently does not expect that FIN 46 or FIN 46R will have a material impact on its consolidated results of operations, financial position and cash flows.

        In December 2003, the FASB issued revised SFAS No. 132, "Employers' Disclosure about Pensions and Other Post Retirement Benefits an amendment of FASB Statement No. 87, 88 and 106". The revision of SFAS No. 132 does not change the measurement or recognition of post retirement benefit plans required by SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions". This statement retains the disclosure requirements of SFAS No. 132, which it replaces. It requires additional disclosures about plan assets, investment strategy, measurement dates, plan obligations of defined benefit pension plans and other defined benefit postretirement plans. Buhrmann has adopted the effective provisions of SFAS No. 132 (revised) for its 2003 Consolidated Financial Statements and will adopt the remaining provisions for its 2004 Consolidated Financial Statements.

IFRS

        From January 1, 2005, all European publicly listed companies are required to report on the basis of International Financial Reporting Standards (IFRS). In 2003, Buhrmann has started preparations for the transition in 2003, aiming to begin external reporting on the basis of IFRS from the 2005 reporting periods onwards. If changes in our Dutch GAAP based accounting principles need to be made in the period ahead, we aim to align as much as possible to the accounting principles as expected under IFRS. In addition, we strive towards the maximum of convergence with US GAAP. Although still some of the accounting standards under IFRS are not yet finalized, it is expected that our reporting will be influenced especially in the areas of pensions, goodwill and financial instruments including equity components such as preference shares and options. At December 31, 2003 no firm indications of the effects on the reported performance can be provided.

36.   Valuation and Qualifying accounts

	Balance at the beginning of the period	Charges to costs and expenses	Utilization/ release	Deconso- lidation	Charges to other accounts*	Balance at the end of the period
	(in millions of euro)
Year ended December 31, 2003
Allowance for doubtful accounts receivable	51	10	(9)	(19)	(3)	30
Inventory obsolescence reserve	51	10	(12)	(7)	(1)	41
Year ended December 31, 2002
Allowance for doubtful accounts receivable	58	29	(31)	—	(5)	51
Inventory obsolescence reserve	56	13	(14)	—	(4)	51
Year ended December 31, 2001
Allowance for doubtful accounts receivable	53	25	(24)	—	4	58
Inventory obsolescence reserve	51	13	(11)	—	3	56

*
Includes effect of acquisitions and disposals and foreign currency translation adjustments.

37.   Supplemental Guarantor Information

        As part of the Credit Agreement of the Senior Subordinated Notes as well as the Senior Credit Facility, Buhrmann N.V. and certain subsidiaries of Buhrmann N.V. act as guarantors. Presented below is consolidated information for Buhrmann US Inc., the issuer of the debt, Buhrmann N.V., the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann N.V. (listed below), and the non-guarantor subsidiaries of Buhrmann N.V. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann N.V. Pursuant to the Credit Agreement of the Senior Subordinated Notes as well as the Senior Credit Facility, Buhrmann N.V. and their subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US Inc's debt securities.

        Excluding the impact of the sale of the Paper Merchanting Division (decrease EUR 132 million) most reconciling items from Dutch GAAP to US GAAP as detailed in Note 34 are related to the operating activities of the guarantors. The US GAAP adjustment to the guarantor column would reduce net result for the year 2003 by EUR 42 million and would reduce non-guarantor net result by EUR 134 million (2002: reduction of EUR 167 million and EUR 186 million respectively and 2001: reduction of EUR 12 million and EUR 8 million respectively). The US GAAP adjustment would decrease the guarantor equity at December 31, 2003 by EUR 52 million and would increase non-guarantor equity by EUR 72 million (2002: decrease of EUR 65 million and increase of EUR 164 million respectively).

GUARANTORS as of December, 31 2003

(a)   United States

ASAP Software Express, Inc.
BTOP USA Corp.
BTOPI Holding (U.S.)
Buhrmann Swaps, Inc.
Corporate Express Document & Print Management Inc.
Corporate Express Office Products, Inc.
Corporate Express Philadelphia Real Estate, Inc.
Corporate Express Promotional Marketing, Inc.
Corporate Express Real Estate, Inc.
Corporate Express of Texas, Inc.
Corporate Express, Inc.
License Technologies Group, Inc.
Moore Labels, Inc.

(b)   The Netherlands

Buhrmann Financieringen B.V. (f/k/a KNP BT Financieringen B.V.)
Buhrmann Fined B.V. (f/k/a Finbelco B.V.)
Buhrmann II B.V. (f/k/a KNP BT II B.V.)
Buhrmann International B.V.
Buhrmann Nederland B.V.
Buhrmann Nederland Holding B.V. (f/k/a Scadisbel B.V.)
Tetterode-Nederland B.V.
Veenman B.V. (f/k/a Corporate Express Document Automatisering B.V.)
Buhrmann Office Products Nederland B.V. (f/k/a Corporate Express Benelux B.V.)

(c)   Belgium

Buhrmann Europcenter N.V.

(d)   Luxemburg

Buhrmann Luxembourg S.A.R.L.

Note:

        Due to the sale of Paper Merchanting Division on October 31, 2003, subsidiaries within this division are no longer guarantors. Additionally, certain subsidiaries within the Office Products Europe Division were removed as guarantors. The 2002 and 2001 figures have been restated accordingly.

Consolidated Statement of Income December 31, 2003

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Net sales	—	—	3,882	4,171	—	8,053
Costs of trade goods sold	—	—	(2,742)	(3,191)	—	(5,933)
Other costs of sales	—	—	(100)	(161)	—	(261)
Exceptional costs of sales	—	—	—	(5)	—	(5)
Total costs of sales	—	—	(2,842)	(3,357)	—	(6,199)
Added value	—	—	1,040	814	—	1,854
Labor costs	—	—	(634)	(503)	—	(1,137)
Other operating costs	(1)	—	(184)	(208)	—	(393)
Exceptional results	—	—	51	5	—	56
Depreciation of tangible fixed assets and software	—	—	(65)	(39)	—	(104)
Amortization of goodwill	—	—	(47)	(5)	—	(52)
Impairment of goodwill	—	—	(53)	—	—	(53)
Operating costs	(1)	—	(932)	(750)	—	(1,683)
Operating result	(1)	—	108	64	—	171
Net financing costs	135	26	(296)	(26)	—	(161)
Exceptional financing costs	(67)	2	(31)	—	—	(96)
Result from operations before taxes	67	28	(219)	38	—	(86)
Taxes on result from operations	(52)	(13)	92	(35)	—	(8)
Exceptional tax results	26	(3)	40	13	—	76
Results from participations and other financial results	—	—	—	1	—	1
Exceptional results from participations and other financial results	—	(32)	(84)	13	—	(103)
Results from subsidiaries	(136)	(112)	—	—	248	—
Minority interests	—	—	—	(14)	—	(14)
Exceptional minority interests	—	—	—	2	—	2
Net result from operations	(95)	(132)	(171)	18	248	(132)
Net result	(95)	(132)	(171)	18	248	(132)

Consolidated Statement of Income December 31, 2002

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Net sales	—	—	4,893	5,055	—	9,948
Costs of trade goods sold	—	—	(3,470)	(3,922)	—	(7,392)
Other costs of sales	—	—	(138)	(165)	—	(303)
Total costs of sales	—	—	(3,608)	(4,087)	—	(7,695)
Added value	—	—	1,285	968	—	2,253
Labor costs	—	—	(790)	(540)	—	(1,330)
Other operating costs	(1)	—	(225)	(241)	—	(467)
Depreciation of tangible fixed assets and software	—	—	(71)	(43)	—	(114)
Amortization of goodwill	—	—	(50)	(20)	—	(70)
Impairment of goodwill	—	—	(547)	(26)	—	(573)
Operating costs	(1)	—	(1,683)	(870)	—	(2,554)
Operating result	(1)	—	(398)	98	—	(301)
Net financing costs	160	28	(386)	(1)	—	(199)
Result from operations before taxes	159	28	(784)	97	—	(500)
Taxes on result from operations	(62)	(9)	3	50	—	(18)
Results from participations and other financial results	—	—	13	3	—	16
Results from subsidiaries	(363)	(566)	—	—	929	—
Minority interests	—	—	—	(12)	—	(12)
Net result from operations	(266)	(547)	(768)	138	929	(514)
Extraordinary result (after tax)	—	—	(33)	(41)	—	(74)
Extraordinary result subsidiaries	(63)	(41)	—	—	104	—
Net result	(329)	(588)	(801)	97	1,033	(588)

Consolidated Statement of Income December 31, 2001

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Net sales	—	—	5,161	5,247	—	10,408
Costs of trade goods sold	—	—	(3,607)	(4,095)	—	(7,702)
Other costs of sales	—	—	(148)	(162)	—	(310)
Total costs of sales	—	—	(3,755)	(4,257)	—	(8,012)
Added value	—	—	1,406	990	—	2,396
Labor costs	—	—	(840)	(550)	—	(1,390)
Other operating costs	(1)	—	(256)	(232)	—	(489)
Depreciation of tangible fixed assets and software	—	—	(66)	(43)	—	(109)
Amortization of goodwill	—	—	(49)	(18)	—	(67)
Operating costs	(1)	—	(1,211)	(843)	—	(2,055)
Operating result	(1)	—	195	147	—	341
Net financing costs	156	91	(435)	(22)	—	(210)
Result from operations before taxes	155	91	(240)	125	—	131
Taxes on result from operations	(61)	(28)	129	(64)	—	(24)
Results from participations and other financial results	—	—	—	(3)	—	(3)
Results from subsidiaries	(76)	32	—	—	44	—
Minority interests	—	—	—	(9)	—	(9)
Net result from operations	18	95	(111)	49	44	95
Extraordinary result (after tax)	—	—	0	(40)	—	(40)
Extraordinary result subsidiaries	(23)	(40)	—	—	63
Net result	(5)	55	(111)	9	107	55

Consolidated Balance Sheet December 31, 2003

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Fixed assets
Intangible fixed assets	—	—	1,402	116	—	1,518
Tangible fixed assets	—	—	156	77	—	233
Financial fixed assets	4	4	405	8	—	421
	4	4	1,963	201	—	2,172
Group participations	—	187	—	—	(187)	—
Current assets
Inventories of trade goods	—	—	248	175	—	423
Accounts receivable	—	—	411	325	—	736
Other receivables	—	—	156	45	—	201
Cash and deposits	—	—	128	17	—	145
	—	—	943	562	—	1,505
Total assets	4	191	2,906	763	(187)	3,677
Group equity
Ordinary Shares	—	164	—	—	—	164
Preference Shares	—	64	—	—	—	64
Additional paid in capital	—	2,055	—	—	—	2,055
Retained earnings	1,433	(705)	(2,019)	773	(187)	(705)
Treasury shares	—	(10)	—	—	—	(10)
Undistributed profit	—	(132)	—	—	—	(132)
Minority interests	—	—	—	48	—	48
	1,433	1,436	(2,019)	821	(187)	1,484
Provisions
Pensions	—	—	2	16	—	18
Deferred taxes	2	35	125	15	—	177
Other	—	—	60	19	—	79
	2	35	187	50	—	274
Long-term liabilities
Subordinated loans	277	115	—	—	—	392
Other loans	460	—	81	16	—	557
Intercompany financing	(2,187)	(1,442)	4,114	(485)	—	—
	(1,450)	(1,327)	4,195	(469)	—	949
Current liabilities
Loans	11	—	2	15	—	28
Bank overdrafts	—	—	21	(16)	—	5
Accounts payable	—	—	373	271	—	644
Other liabilities	8	47	147	91	—	293
	19	47	543	361	—	970
Total group equity, provisions and liabilities	4	191	2,906	763	(187)	3,677

Consolidated Balance Sheet December 31, 2002

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Fixed assets
Intangible fixed assets	—	—	1,700	239	—	1,939
Tangible fixed assets	—	—	199	242	—	441
Financial fixed assets	72	—	365	44	—	481
	72	—	2,264	525	—	2,861
Group participations	—	295	—	—	(295)	—
Current assets
Inventories of trade goods	—	—	307	376	—	683
Accounts receivable	—	—	544	963	—	1,507
Other receivables	—	34	159	128	—	321
Cash and deposits	—	—	19	18	—	37
	—	34	1,029	1,485	—	2,548
Total assets	72	329	3,293	2,010	(295)	5,409
Group equity
Ordinary Shares	—	158	—	—	—	158
Preference Shares	—	64	—	—	—	64
Additional paid in capital	—	2,034	—	—	—	2,034
Retained earnings	1,682	112	(1,997)	610	(295)	112
Treasury shares	—	(10)	—	—	—	(10)
Undistributed profit	—	(588)	—	—	—	(588)
Minority interests	—	—	—	41	—	41
	1,682	1,770	(1,997)	651	(295)	1,811
Provisions
Pensions	—	—	2	24	—	26
Deferred taxes	3	30	174	14	—	221
Other	—	—	41	49	—	90
	3	30	217	87	—	337
Long-term liabilities
Subordinated loans	334	—	—	—	—	334
Other loans	1,024	—	58	262	—	1,344
Intercompany financing	(3,094)	(1,482)	4,351	225	—	—
	(1,736)	(1,482)	4,409	487	—	1,678
Current liabilities
Loans	60	—	1	7	—	68
Bank overdrafts	44	—	6	(24)	—	26
Accounts payable	—	—	490	574	—	1,064
Other liabilities	19	11	167	228	—	425
	123	11	664	785	—	1,583
Total group equity, provisions and liabilities	72	329	3,293	2,010	(295)	5,409

Consolidated Statement of Cash Flows December 31, 2003

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Cash flow from operating activities
Operating result	(1)	—	108	64	—	171
Adjustments for:
Depreciation of tangible fixed assets and software	—	—	65	39	—	104
Amortization and impairment of goodwill	—	—	101	4	—	105
Addition to/(release of) provisions	—	—	(8)	8	—	—
Net (increase)/decrease in working capital	(14)	—	67	28	—	81
Other operational payments:
Interest received/(paid)	189	51	(348)	(26)	—	(134)
Other financial income	—	—	17	1	—	18
Profit taxes received/(paid)	—	—	(28)	6	—	(22)
Payments charged to provisions	—	—	(8)	(43)	—	(51)
Net cash provided by operating activities	174	51	(34)	81	—	272
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software	—	—	(45)	(34)	—	(79)
Acquisitions	—	—	—	(10)	—	(10)
Payments related to integration of acquisitions	—	—	(8)	—	—	(8)
Divestment of group companies and participations	—	641	—	—	—	641
Net cash provided by (used in) investing activities	—	641	(53)	(44)	—	544
Cash flow from financing activities
Dividend payments	—	(9)	—	—	—	(9)
Payment to and repurchase of interests of minority shareholders	—	—	—	(7)	—	(7)
Paid financing fees	(25)	—	—	—	—	(25)
Intercompany financing	495	(683)	221	(33)	—	—
Settlement interest rate swaps	—	—	(40)	—	—	(40)
Repayment of long-term debt	(600)	—	—	—	—	(600)
Net cash (used in) provided by financing activities	(130)	(692)	181	(40)	—	(681)
Net cash flow	44	—	94	(3)	—	135

Consolidated Statement of Cash Flows December 31, 2002

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Cash flow from operating activities
Operating result	(1)	—	(271)	(29)	—	(301)
Adjustments for:
Depreciation of tangible fixed assets and software	—	—	71	43	—	114
Amortization and impairment of goodwill	—	—	470	173	—	643
Addition to/(release of) provisions	—	—	(6)	7	—	1
Net (increase)/decrease in working capital	1	(1)	60	(8)	—	52
Other operational payments:
Interest received/(paid)	197	59	(434)	(6)	—	(184)
Profit taxes received/(paid)	—	—	43	(59)	—	(16)
Payments charged to provisions	—	—	(6)	(45)	—	(51)
Net cash provided by operating activities	197	58	(73)	76	—	258
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software	—	—	(67)	(40)	—	(107)
Acquisitions	—	—	—	(9)	—	(9)
Payments related to integration of acquisitions	—	—	(82)	(8)	—	(90)
Divestment of group companies and participations	—	—	6	62	—	68
Net cash provided by (used in) investing activities	—	—	(143)	5	—	(138)
Cash flow from financing activities
Dividend payments	—	(25)	—	—	—	(25)
Payment to and repurchase of interests of minority shareholders	—	—	—	(5)	—	(5)
Paid financing fees	(16)	—	—	—	—	(16)
Intercompany financing	(64)	(33)	195	(98)	—	—
Repayment of long-term debt	(162)	—	—	—	—	(162)
Net cash (used in) provided by financing activities	(242)	(58)	195	(103)	—	(208)
Net cash flow	(45)	—	(21)	(22)	—	(88)

Consolidated Statement of Cash Flows December 31, 2001

	Guarantor
	Issuer of debt	Parent	Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Total
	(in millions of euro)
Cash flow from operating activities
Operating result	(1)	—	195	147	—	341
Adjustments for:
Depreciation of tangible fixed assets and software	—	—	66	43	—	109
Amortization and impairment of goodwill	—	—	49	18	—	67
Addition to/(release of) provisions	—	—	3	10	—	13
Net (increase)/decrease in working capital	(10)	—	142	75	—	207
Other operational payments:
Interest received/(paid)	171	79	(432)	(20)	—	(202)
Profit taxes received/(paid)	—	—	18	(45)	—	(27)
Payments charged to provisions	—	—	7	(46)	—	(39)
Net cash provided by operating activities	160	79	48	182	—	469
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software	—	—	(84)	(43)	—	(127)
Acquisitions	—	—	(484)	(94)	—	(578)
Payments related to integration of acquisitions	—	—	(208)	—	—	(208)
Divestment of group companies and participations	—	—	139	8	—	147
Net cash provided by (used in) investing activities	—	—	(637)	(129)	—	(766)
Cash flow from financing activities
Ordinary Shares issued	—	665	—	—	—	665
Dividend payments	—	(60)	—	—	—	(60)
Payment to and repurchase of interests of minority shareholders	—	—	—	(2)	—	(2)
Paid financing fees	(13)	—	—	—	—	(13)
Intercompany financing	71	(684)	258	355	—	—
Repayment of long-term debt	(170)	—	—	—	—	(170)
Net cash (used in) provided by financing activities	(112)	(79)	258	353	—	420
Net cash flow	48	—	(331)	406	—	123

ITEM 19: EXHIBITS

Exhibit Number	Description
1.1	Articles of Association of Buhrmann NV, as amended, dated May 6, 2004.
*2.1
Indenture, dated as of October 29, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee (including form of note).
*2.2
First Supplemental Indenture, dated as of January 31, 2000 for the 12 1/4% Senior Subordinated Notes due 2009 among the Additional Guarantors, the Guarantors under the Indenture, Buhrmann US Inc. and The Bank of New York, as Trustee.
*2.3
Registration Rights Agreement, dated October 29, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc, Buhrmann NV and the other guarantors listed therein and Deutsche Bank Securities Inc., Paribas Corporation and ABN MRO Incorporated as initial purchasers.
*2.4	Guarantee of the 12 1/4% Senior Subordinated Notes due 2009, dated October 29, 1999 among the German Guarantors listed therein.
2.5	Term and conditions of the 2.00% Guaranteed Convertible Subordinated Bonds due 2010.
*4.1	Stock Purchase Agreement, dated as of September 3, 1999 by and between Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.
*4.2	Amendment No. 1 to Stock Purchase Agreement, dated October 26, 1999 among Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.
*4.3
Purchase Agreement, dated October 26, 1999 for the 12 1/4% Senior Subordinated Notes due 2009 by and among Buhrmann NV, Buhrmann US Inc. and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.
**4.4	Distributor Agreement, dated December 10, 2002 between Heidelberg Druckmaschinen Aktiengesellschaft (Heidelberg) and Buhrmann NV, effective as of July 1, 2003.
***4.5
Deposit Agreement, dated as of December 21, 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV and The Bank of New York as Depositary and Owners and Holders of American Depositary Receipts.
**4.6	Form of employment contract for Members of the Executive Board.
**4.7
Dutch Master Receivables Purchase Agreement, amended and restated on July 18, 2002 between Buhrmann-Ubbens BV, Proost and Brandt BV, Buhrmann Silver S.A, Silver Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann NV.
4.8	New US Originator Accession Agreement, dated April 16, 2003, between ASAP Software Expres, Inc. and Deutsche Trustee Company Limited and Buhrmann NV.
4.9	New Dutch Originator Accession Agreement, dated April 16, 2003, between Buhrmann Office Products Nederland B.V. and Deutsche Trustee Company Limited.
4.10	Onward Dutch Receivables Re-Purchase Agreement, dated October 31, 2003, between Buhrmann Silver S.A., Buhrmann Ubbens B.V., Proost and Brandt B.V. and Deutsche Trustee Company Limited.

**4.11
US Contribution Agreement, amended and restated on July 18, 2002, between Corporate Express Office Products, Inc., Corporate Express of Texas, Inc., Burhmann Silver US LLC, Buhrmann NV and Deutsche Trustee Company Limited.
**4.12
English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002, by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.
4.13
European Receivables Warehouse Company Sale and Purchase Agreement, dated October 31, 2003, between Buhrmann Silver S.A., Horne Group PLC, The Howard Smith Paper Group Limited, The M6 Paper Group Limited and Deutsche Trustee Company Limited.
**4.14	Master Definitions and Framework Deed, amended and restated July 18, 2002 between various parties in the securitization program.
**4.15	English Standard Terms and Conditions, amended and restated July 18, 2002 between various parties in the securitization program.
4.16	Master Deed of Release and Termination, dated October 31, 2003, between various parties in the Securitsation Programme.
4.17
Senior Facilities Agreement, dated December 23, 2003, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.
8.1	List of significant Subsidiaries of Buhrmann NV.
11.1	Business Principles and Code of Ethics.
12.1	Certifications of Buhrmann's Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of Buhrmann's Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
**14.1	Audit Committee Charter, as amended and restated on June 24, 2003.
**14.2	Compensation, Nominating and Corporate Governance Committee Charter.

*
Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4 dated March 31, 2000, File No. 333-11768.

**
Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F dated June 27, 2003, File No. 001-16663.

***
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

        Dated: June 21, 2004

QuickLinks

ITEM 1: IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
ITEM 2: OFFER STATISTICS AND EXPECTED TIMETABLE
ITEM 3: KEY INFORMATION
ITEM 4: INFORMATION ON THE COMPANY
HISTORY AND DEVELOPMENT OF THE COMPANY
DIVISIONAL OVERVIEW
RISK CONTROL
ORGANIZATION
PROPERTY, PLANT AND EQUIPMENT
ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS
ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
ITEM 8: FINANCIAL INFORMATION
ITEM 9: THE OFFER AND LISTING
ITEM 10: ADDITIONAL INFORMATION
ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
ITEM 15: CONTROLS AND PROCEDURES
ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B: CODE OF ETHICS
ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES
ITEM 17: FINANCIAL STATEMENTS
ITEM 18: FINANCIAL STATEMENTS
REPORT OF INDEPENDENT AUDITORS
Buhrmann N.V. Consolidated Statements of Income for the years ended December 31, 2003, 2002 and 2001
Buhrmann N.V. Consolidated Balance Sheets as of December 31, 2003 and 2002 (before appropriation of net result)
Buhrmann N.V. Consolidated Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001
Buhrmann N.V. Consolidated Statements of Group Equity for the years ended December 31, 2003, 2002 and 2001
Buhrmann N.V. Notes to Consolidated Financial Statements
ITEM 19: EXHIBITS
SIGNATURES