Form 20-F
period 2004-12-31
BUHRMANN NV
filed 2005-03-14
CIK 948634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

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

8¼% Senior Subordinated Notes due 2014 and

Ordinary Shares at a par value of EUR 1.20 per share each,

represented by American Depositary Shares
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

138,126,528 Ordinary Shares

53,281,979 Preference Shares A

0 Preferences Shares B

43,628 Preference Shares C

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

Not applicable

ITEM 3: KEY INFORMATION

Selected Financial Data

The following tables present selected consolidated financial data for Buhrmann as of and for the years ended December 31, 2000, 2001, 2002, 2003 and 2004. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto included in Item 18 of this Annual Report. The selected financial data set forth below is presented in accordance with Dutch GAAP, and where specified, in accordance with U.S. GAAP. For a discussion of the material differences between Dutch GAAP and U.S. GAAP, as applicable to Buhrmann, please see note 34 to our consolidated financial statements. Additionally, please see Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects—Major Events” and “—Acquisitions and Divestments” for a description of major events and significant acquisitions or divestments that may affect the comparability of the results of operations presented below.

We note that under Dutch GAAP, as from January 1, 2002, the results from discontinued operations are included in operating results until the date the operations are actually sold (prior to 2002, such results were included until the moment the divestment decision was made), whereas under U.S. GAAP, the results from discontinued operations are presented separately from continuing operations. Accordingly, under U.S. GAAP the consolidated statements of income for previous years are restated for discontinuance of an operation. The Paper Merchanting Division, which was sold with effect from October 31, 2003, qualifies as a discontinued operation.

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(in millions except ratios)
	(audited)

Statement of Income Data:
Amounts in accordance with Dutch GAAP
Net sales	€9,603	€10,408	€9,948	€8,053	€5,539	$7,499
Added value	2,341	2,396	2,253	1,854	1,476	1,999

Operating result	491	341	(301)	171	161	218

Result from operations before taxes	270	131	(500)	(86)	58	79
Total taxes	(55)	(24)	(18)	68	33	45
Total results from participations and other financial results	5	(3)	16	(102)	6	8
Total minority interests	(9)	(9)	(12)	(12)	(17)	(22)
Net result from operations	211	95	(514)	(132)	80	109
Extraordinary result, after tax	10	(40)	(74)	—	0	0
Net result	€221	€55	€(588)	€(132)	€80	$109

	Year ended December 31,
	2000	2001	2002	2003	2004	2004(1)
	(in millions except ratios)
	(audited)

Amounts in accordance with U.S. GAAP
Net sales(2)	€6,581	€7,310	€6,967	€5,840	€5,550	$7,514
Operating result(2)	250	116	(718)	182	213	288

Result from continuing operations(2)	57	13	(849)	(59)	104	141
Discontinued operations(2)	30	22	(92)	(249)	4	5
Net result before cumulative effect of change in accounting principles(2)	87	35	(941)	(308)	108	146
Cumulative effect of change in accounting principles, after tax(2)	—	—	—	(29)	—	—
Net result(2)	€87	€35	€(941)	€(337)	€108	$146

Balance Sheet Data (at period end):
Amounts in accordance with Dutch GAAP
Total assets	€6,418	€7,117	€5,409	€3,677	€3,481	$4,713
Long-term debt	2,070	2,059	1,678	949	822	1,112
Group equity	1,948	2,671	1,811	1,484	1,474	1,996

Amounts in accordance with U.S. GAAP
Total assets(2)	€7,127	€7,701	€5,607	€3,791	€3,683	$4,986
Long-term debt	2,070	2,059	1,678	949	862	1,167
Group equity(2)	2,513	3,157	1,910	1,504	1,530	2,071

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in €, unless otherwise indicated)
Other Data:
Amounts in accordance with or derived from Dutch GAAP
EBITDA (in millions of €) (3)	672	439	(216)	213	280
Depreciation of tangible fixed assets and internally used software (in millions of €)	(113)	(109)	(114)	(104)	(84)
Amortization of goodwill (in millions of €)	(55)	(67)	(70)	(52)	(45)
Impairment of goodwill (in millions of €)	—	—	(573)	(53)	—
Operating result (in millions of €)	491	341	(301)	171	161

Capital expenditures (in millions of €)	122	127	107	79	59
Capital stock - Ordinary (in millions of €)	116	157	158	164	166
Number of Ordinary Shares outstanding at year-end (in thousands)	102,544	131,835	132,628	136,692	138,12727
Dividend declared in € per Ordinary Share	0.60	0.16	0.07	0.07	0.07

Basic net result per Ordinary Share before extraordinary results	1.80	0.49	(4.14)	(1.23)	0.32
Basic extraordinary result per Ordinary Share	0.10	(0.32)	(0.56)	—	—
Basic net result per Ordinary Share	1.90	0.17	(4.70)	(1.23)	0.32

Fully diluted net result per Ordinary Share before extraordinary results (5)	1.64	0.49	(4.14)	(1.23)	0.32
Fully diluted extraordinary result per Ordinary Share (5)	0.08	(0.28)	(0.48)	—	—
Fully diluted net result per Ordinary Share (5)	1.72	0.17	(4.70)	(1.23)	0.32

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(in €, unless otherwise indicated)

In millions of €:
Net cash provided by operating activities	66	469	258	272	223
Net cash provided by (used in) investing activities	(317)	(766)	(138)	544	(82)
Net cash provided by (used in) financing activities	163	420	(208)	(681)	(127)

Dividend declared per Ordinary Share (in USD) (4)	0.81	0.22	0.09	0.09	0.09

Amounts in accordance with U.S. GAAP
Basic result from continuing operations per Ordinary Share	0.24	(0.16)	(6.68)	(0.68)	0.49
Basic net result before cumulative effect of change in accounting principle per Ordinary Share	0.55	0.01	(7.38)	(2.53)	0.52
Basic net result per Ordinary Share	0.55	0.01	(7.38)	(2.75)	0.52

Fully diluted result from continuing operations per Ordinary Share	0.24	(0.16)	(6.68)	(0.68)	0.45
Fully diluted net result before cumulative effect of change in accounting principle per Ordinary Share	0.54	0.01	(7.38)	(2.53)	0.48
Fully diluted net result per Ordinary Share	0.54	0.01	(7.38)	(2.75)	0.48

(1)          Certain euro amounts for 2004 have been translated into United States dollars at the Noon Buying Rate at December 31, 2004 of 1.3538 U.S. dollars to the euro. Such translations should not be construed as representation that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)          Several U.S. GAAP adjustments have been made to net result under Dutch GAAP to comply with U.S. GAAP. These adjustments have been made, among other things to:

•                  recognize discontinuance of certain operations;

•                  recognize goodwill on acquisitions that was previously written off to equity;

•                  adjust goodwill for restructuring and integration provisions that did not qualify under U.S. GAAP;

•                  reverse those restructuring and integration provisions and other provisions not allowed under U.S. GAAP;

•                  amortize intangible assets;

•                  write-off capitalized software;

•                  add extraordinary items to operating income;

•                  record derivative instruments at fair value;

•                  recognize pension assets;

•                  defer revenue for timing differences in recognition;

•                  write-off and amortize financing fees;

•                  expense operating lease payments on a straight-line basis;

•                  as of 2002, reverse amortization and adjust impairment of goodwill; and

•                  as of 2003, defer revenue from catalog contributions.

Several U.S. GAAP adjustments have been made to total assets under Dutch GAAP to comply with U.S. GAAP. These adjustments have been made, among other things, to:

•                  recognize goodwill on acquisitions that was written off to equity under Dutch GAAP;

•                  adjust goodwill for restructuring and integration provisions not allowed under U.S. GAAP;

•                  recognize intangible assets;

•                  expense software costs which do not qualify for capitalization under U.S. GAAP;

•                  recognize deferred tax assets under U.S. GAAP;

•                  recognize pension assets;

•                  adjust our capitalization of financing fees;

•                  accrue for operating lease payments on a straight-line basis;

•                  as of 2002, reverse amortization and adjust impairment of goodwill; and

•                  as of 2003, reduce inventory values for catalog contributions.

(3)          We define “EBITDA” as “net result before interest and other financing costs, taxes, depreciation of tangible fixed assets and internally used software and before amortization of goodwill.” This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is “net result.” In the past we defined EBITDA as operating result before depreciation of tangible fixed assets and internally used software and amortization and impairment of goodwill and therefore our presentation of EBITDA in certain past disclosure documentation cannot be compared to the presentation of EBITDA in this annual report of Form 20-F.

Buhrmann evaluates its operating performance based on several factors, including the financial measure EBITDA. Buhrmann believes EBITDA to be an important indicator of the operational strength and performance of its business, including the ability to generate cash and to repay long-term debt. For a discussion of the reasons we use EBITDA to evaluate our operating performance, and its limitations, and a reconciliation between the GAAP measure of “net result” and the non-GAAP financial measure “EBITDA”, see Item 5 “Operating and Financial Review and Prospects —Use of Non-GAAP Financial Measures—EBITDA”.

(4)          The dividend was translated from euro to U.S. dollar at the March 11, 2005 Noon Buying Rate (as defined below in “Exchange Rates”) for cable transfers of €1 = 1.3465 U.S. dollar.”

(5)          A mathematical calculation of net result per Ordinary Share before extraordinary result on fully diluted basis would be € 0.38 in 2004, € (0.76) in 2003, € (3.39) in 2002 and € 0.56 in 2001. Net result per Ordinary Share on fully diluted basis would be € 0.38 in 2004, € (0.76) in 2003, € (3.87) in 2002 and € 0.28 in 2001. Under Dutch GAAP, in case fully diluted earnings per share figures are higher than basic earnings per share figures, fully diluted earnings per share figures should be adjusted downwards to basic earning per share figures.

EXCHANGE RATE INFORMATION

Amounts expressed in this Annual Report in “euro,” “EUR” or “€ “ relate to the single currency of the member states of the European Union that have adopted such currency in accordance with legislation of the European Union relating to European Economic and Monetary Union. Amounts expressed in “GBP” relate to the British pound, amounts in “AUD” relate to Australian dollars and amounts expressed in “USD,” “$” or “U.S. dollar” relate to dollars of the United States of America.

In January 1999, Buhrmann started reporting in euro. We prepare our financial statements in euro.

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the euro for the period 2000-2004. The term “Noon Buying Rate” means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

	U.S. dollar per euro
Year	Year end	Average	High	Low

2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1315	1.2597	1.0361
2004	1.3538	1.2439	1.3625	1.1801

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

In determining earnings originally stated in foreign currencies, Buhrmann used an average of daily exchange rates of the respective currency versus the euro. For the balance sheet, Buhrmann used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

	Balance sheet as of December 31, 2002	Income statement for year ended December 31, 2002

Australian dollar per euro	1.8556	1.7365
Canadian dollar per euro	1.6550	1.4828
British pound per euro	0.6505	0.6287
U.S. dollar per euro	1.0487	0.9448

	Balance sheet as of December 31, 2003	Income statement for year ended December 31, 2003

Australian dollar per euro	1.6802	1.7384
Canadian dollar per euro	1.6234	1.5821
British pound per euro	0.7048	0.6918
U.S. dollar per euro	1.2630	1.1307

	Balance sheet as of December 31, 2004	Income statement for year ended December 31, 2004

Australian dollar per euro	1.7459	1.6891
Canadian dollar per euro	1.6416	1.6169
British pound per euro	0.7051	0.6785
U.S. dollar per euro	1.3621	1.2434

The following table sets forth the high and low Noon Buying Rate for the euro of each of the monthly periods indicated in U.S. dollar per euro:

Month	High	Low

September 2004	1.2417	1.2052
October 2004	1.2783	1.2271
November 2004	1.3288	1.2703
December 2004	1.3625	1.3224
January 2005	1.3476	1.2954
February 2005	1.3274	1.2773

On March 11, 2005, the exchange rate of the euro to the U.S. dollar based on the Noon Buying Rate of the Federal Reserve Bank of New York was €1.00 = $1.3465.

RISK FACTORS

The key risks related to our business and our industry are described below.  These risks are not the only ones we face; additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business.

Risks Relating to Our Business

Buhrmann has material debt.

Buhrmann has indebtedness that is material in relation to its shareholders’ equity. A substantial portion of Buhrmann’s cash flow from operations is dedicated to the payment of principal and interest on Buhrmann’s debt. At December 31, 2004, we had a total indebtedness of approximately €861 million. As a result, we are a highly leveraged company.

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

•                  it may increase our vulnerability to general adverse economic and industry conditions;

•                  it may make it more difficult for us to satisfy our obligations with respect to the 8 1/4% Senior Subordinated Notes due 2014 (the 2014 Notes);

•                  it may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•                  a substantial part of Buhrmann’s assets has been pledged to secure Buhrmann’s obligations under the Senior Credit Facility and in connection with its securitization program and will be unavailable to secure other debt; and

•                  Buhrmann may be more leveraged than certain of its competitors, which may place Buhrmann at a competitive disadvantage.

Buhrmann’s ability to make scheduled payments or to refinance its obligations with respect to its indebtedness will depend on Buhrmann’s financial and operating performance, which, in turn, is subject to prevailing economic conditions and to certain financial, business and other factors beyond its control, including interest rate exposure and credit risks. Buhrmann’s operating performance, cash flow and capital resources may not be sufficient for payment of its debt in the future. If Buhrmann’s cash flow and capital resources are insufficient to fund its debt service obligations, Buhrmann may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. In the event that Buhrmann is required to dispose of material assets or operations, obtain additional capital, or restructure its debt to meet its debt service and other obligations, the terms of any such transaction may not be as advantageous to Buhrmann as they otherwise might be.

Buhrmann is restricted by the terms of its debt.

The terms of the Senior Credit Facility limit Buhrmann’s flexibility in operating its business. In particular, the Senior Credit Facility limits Buhrmann’s ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. The Senior Credit Facility also requires Buhrmann to meet certain financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. This may cause Buhrmann to renegotiate the terms of the Senior Credit Facility, which may lead to an increase of interest expenses and may further restrict Buhrmann’s ability to operate its business, including making acquisitions and paying dividends. In addition, if an event of default occurs, the lenders under the Senior Credit Facility could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann’s assets that secure the Senior Credit Facility. If there is a default under the Senior Credit Facility, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

In addition, other funding instruments such as the accounts receivable securitization program, our 2% Subordinated Convertible Bonds due 2010 (the Subordinated Convertible Bonds), and the 8 (1)/4% Senior Subordinated Notes due 2014 (the 2014 Notes) have certain restrictions attached. Failure to comply with the restrictions imposed in relation to any such instruments could result in a default under those agreements.

Buhrmann may not be able to manage its growth effectively.

Challenges which may result from organic growth, as well as growth through acquisitions, include Buhrmann’s ability to:

•                  improve the efficiency of growing operations;

•                  manage efficiently the operations and employees of expanding businesses;

•                  hire and retain enough qualified personnel to staff new or expanded operations;

•                  maintain its existing customer base and the amount of sales to these customers; and

•                  assess the value, strength and weaknesses of acquisition candidates.

Buhrmann cannot ensure that it will be able to adequately address these concerns. Buhrmann’s failure to address these concerns could prevent Buhrmann from achieving its strategic initiatives and could also lead to a material adverse effect on its business, financial condition and results of operations.

Adverse developments in equity and bond markets may require Buhrmann to make additional contributions to its pension funds.

Buhrmann is operating a variety of pension funds, including a number of defined pension schemes that are separately insured in trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. The funding levels are calculated based on certain assumptions, including expected return on plan assets. The value of the assets under management of these trusts varies, particularly with developments in the equity and bond markets, which can affect the costs to Buhrmann. Declining returns on the equity and bond markets may require Buhrmann to make additional contributions to these pension funds in order to meet the minimum funding levels, which may adversely affect Buhrmann’s business, financial condition and results of operations.

We face risks associated with acquisitions and divestitures.

We have made a number of acquisitions over the last five years, and our growth strategy relies in part on selective acquisitions in the industries in which we operate. Risks we could face with respect to recent and future acquisitions include:

•                  difficulties in the integration of operations, technologies, products and personnel of the acquired entity;

•                  diversion of management’s attention away from other business concerns; and

•                  expenses of any undisclosed or unknown potential liabilities of the acquired entity.

In addition, future acquisitions could result in the incurrence of debt and the assumption of liabilities, including contingent liabilities. Any of the foregoing could have a significant negative impact on our business, financial condition and results of operations.

Buhrmann has also divested various subsidiaries and divisions, some of which were substantial. In connection with these divestments, Buhrmann has agreed to indemnify the purchasers against various potential liabilities, such as liabilities related to legal and regulatory proceedings, environmental liabilities and liabilities related to taxes. Buhrmann has established reserves for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot assure you that these reserves will in fact be sufficient to cover these potential liabilities. The lack of adequate reserves could have a material adverse effect on Buhrmann’s business, financial condition and results of operations.

Buhrmann’s exposure to exchange rate fluctuations may affect its reported results of operations and financial condition.

A major proportion of Buhrmann’s activities is conducted in currencies other than the euro, which is Buhrmann’s reporting currency. The position in relation to the U.S. dollar is, in particular, relevant, as approximately two-thirds of Buhrmann’s revenues and more than two-thirds of Buhrmann’s operating results were generated in U.S. dollars in 2004. This results in foreign exchange translation exposure when our results are translated into euro in our consolidated financial statements included elsewhere in this Annual Report. For example, a 10% weakening in the value of the U.S. dollar in relation to the euro (i.e., a 10% change in the U.S. dollar/euro exchange rate) would have decreased the net result from ordinary operations before amortization and impairment of goodwill in 2004 by approximately 7%. Under the Company’s foreign exchange policy, translation risks in these subsidiaries are, in general, not hedged. This means that fluctuations in exchange rates may positively or negatively affect results of operations reported in euro.

Of Buhrmann’s external long-term debt at December 31, 2004, approximately 80% was denominated in U.S. dollars and approximately 20% in other currencies after hedging. Buhrmann finances its subsidiaries predominantly through internal debt denominated in local currencies. Exchange rate fluctuations may lead to currency translation adjustments which may have a direct negative impact on the Buhrmann Group’s equity and may negatively affect net result reported in euro.

Inability to maintain and improve its information systems effectively, and prevent and recover from serious breakdowns, could disrupt Buhrmann’s business processes.

Buhrmann needs to maintain and consistently improve sophisticated information systems to grow its businesses and achieve operating efficiencies. If Buhrmann fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on Buhrmann’s ability to perform administrative functions and process and distribute customer orders. This, in turn, could have an material adverse impact on Buhrmann’s results of operations. Furthermore, in the event of a serious breakdown of information systems, customers will expect a timely recovery. If Buhrmann fails to implement information technology improvements or recover from serious breakdowns within the anticipated time frame, such failure could have a material adverse effect on Buhrmann’s business, financial condition and results of operations.

If Buhrmann’s contract with Heidelberg were to be terminated, or Heidelberg were to cease operations, Buhrmann could lose most of its Graphic Systems Division’s revenues.

Buhrmann’s Graphics Systems Division is the authorized distributor in a number of countries of printing equipment manufactured by Heidelberg. The Graphic Systems Division derives most of its revenues from the sale of that equipment. The exclusive distribution agreement runs until June 30, 2008 but may be terminated earlier by either party for cause. If Heidelberg were to terminate the distribution agreement or cease operations (without a successor), Buhrmann’s business, financial condition and results of operations could be materially adversely affected.

If Buhrmann’s relationship with Microsoft were to be terminated, or Microsoft were to cease operations, Buhrmann could lose most of its revenues derived from its specialty business, ASAP Software, Inc.

ASAP is a distributor of Microsoft software in a number of countries. The Office Products North America Division derives more than half of its revenues from the sale of Microsoft products through ASAP’s operations. If Microsoft were to appoint a third-party exclusive distributor of its products in the markets in which ASAP operates or otherwise terminate its relationship with ASAP, or cease operations (without a successor), Buhrmann’s business, financial condition and results of operations could be materially adversely affected.

Our restructuring programs may not achieve expected benefits.

From time to time, Buhrmann implements restructuring programs, including reductions in the number of staff. Buhrmann expects that these programs will result in structural cost savings and will improve Buhrmann’s operating results. However, this expectation involves a number of assumptions and uncertainties, and as a result, Buhrmann may not achieve the expected benefits. The savings expected from these programs are often significant and need to be realized on a timely basis. Buhrmann has recorded reserves for these restructuring programs. Buhrmann cannot assure you that additional reserves for restructuring programs will not be required in the future as well. In addition, these restructuring programs absorb management time and can interrupt normal business operations.

Changes in the assumptions underlying Buhrmann’s estimated utilization of its considerable amount of tax loss carry-forwards could have a material adverse impact on its tax assets and effective tax burden.

Buhrmann has a considerable amount of tax loss carry-forwards, pursuant to which it records deferred tax assets. In addition, Buhrmann records certain valuation allowances to reduce these deferred tax assets to the amount that Buhrmann estimates the deferred tax assets are likely to be realized. In determining these valuation allowances and deferred tax liabilities, Buhrmann takes into account estimated future taxable income, tax planning, applicable limitations on the use of tax loss carry-forwards and the possibility that prior year tax returns will be challenged by the tax authorities. If actual future taxable income is different than originally assessed, if tax planning fails to materialize, if limitations on the use of tax loss carry-forwards apply or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation allowances on deferred tax assets and deferred tax liabilities may have to be adjusted which could have a material adverse affect on Buhrmann’s reported tax expense and net result in future years and a corresponding effect on its financial condition and results of operations.

Volatility of the market for our Ordinary Shares, the 2014 Notes and the Subordinated Convertible Bonds.

The market price of Buhrmann’s Ordinary Shares, the 2014 Notes and the Subordinated Convertible Bonds could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of Buhrmann. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Buhrmann Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities market, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Risks Relating to Our Industry

The demand for Buhrmann’s products and services relates to the number of white collar workers employed by Buhrmann’s customers, and as a result, to general economic conditions.

Buhrmann’s Office Products business is concentrated in North America, Western Europe and Australia. The demand for Buhrmann’s products and services, most notably in office products, relates to the number of white collar workers employed by Buhrmann’s customers in these markets. An interruption of growth in these markets or a reduction of white collar workers employed by Buhrmann’s customers may adversely affect Buhrmann’s operating results. A downturn in the United States and other western economies has recently had an adverse impact on a number of our customers, resulting in some cases in cutbacks in the employment of white collar workers and the related cutbacks in expenditures for office supplies and other products and services that we sell to them. Any future general economic downturn, together with the negative effect this has on the number of white collar workers employed, may adversely affect Buhrmann’s business, financial condition and results of operations.

Customers are able to reduce their spend per white collar worker on short term notice, by postponing the purchase of items or through the substitution of lower-cost items and services.

Buhrmann’s customers may, on short notice, postpone or reduce spending on Buhrmann’s products and services per white collar worker, for instance, through the use of our eCommerce platforms. As a result, our level of sales can significantly change over a short period of time. In addition, customers may also, on short notice, substitute certain of Buhrmann’s products and services for its other, lower margin, products and services. We cannot assure you that a significant amount of our customers will not choose to postpone, reduce or eliminate their spending on short notice, whether in response to market conditions or otherwise. Any such postponement, reduction or substitution would adversely affect Buhrmann’s business, financial condition and results of operations.

Although our customer base is spread over many industries and sectors, including government institutions, most of our customers are large corporations or institutions which frequently re-tender their office products contracts.

Many of our large account customers frequently re-tender their office products contracts in order to take advantage of the competitive pricing within the office products industries and achieved efficiencies in office products distribution. Although we have tens of thousands of customers, and no single customer represents more than 1% of our revenues, the loss of several large account customers in a relatively short period as a result of contract re-tendering could materially adversely affect our business, financial condition and results of operations.

Buhrmann could lose market share and profit margins due to increased competitive pressures, or due to a disruption in its service levels.

Each of Buhrmann’s divisions operates in a highly competitive market. Many of Buhrmann’s competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann’s competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Buhrmann’s markets such as new Internet based businesses may, by offering alternative distribution channels, alter the competitive landscape to Buhrmann’s disadvantage. If Buhrmann’s competitors successfully exploit these advantages, they could force Buhrmann to lower its prices or may cause Buhrmann to sell fewer of its products, either of which could adversely affect Buhrmann’s business, financial condition and results of operations.

Furthermore, the continuation of office products contracts with our existing customers, and the successful retention of new office products contracts, primarily depends on pricing and service levels. We believe that one of the key factors differentiating Buhrmann from its competitors is its ability to provide competitive pricing on products combined with high quality service levels. Any disruption in the service levels that our customers have come to expect from us could result in the loss of their business to our competitors and adversely impact sales going-forward, which, in turn, could adversely affect Buhrmann’s business, financial condition and results of operations.

Our reliance on suppliers’ allowances and promotional incentives could impact profitability.

We derive important benefits from suppliers’ allowances and promotional incentives provided by certain suppliers of products and services. We cannot be certain that we will be able to take advantage of any such suppliers’ allowances and promotional incentives that may be offered.

Should any of our key suppliers reduce or otherwise eliminate suppliers’ allowances and promotional benefits, our profit margin for these products and services may be harmed. These occurrences may have a material adverse effect on our business, financial condition and results of operations.

Revenues in Buhrmann’s Graphic Systems Division are cyclical.

A substantial part of the Graphic Systems Division’s revenues derives from the sale of printing equipment which is regarded as a high-value investment good. The demand for this type of good depends to a large extent on developments in macro-economic circumstances, particularly in relation to the activity levels at commercial printers, and innovation of technology at the Graphic Systems Division’s main suppliers. As a result, the Graphic Systems Division experiences cyclicality in its revenues which could adversely affect Buhrmann’s business, financial condition and results of operations.

There may be substantial differences between our financial condition as reported under Dutch GAAP from the equivalent data we would report under IFRS.

We prepare our financial statements in accordance with Dutch GAAP. From January 1, 2005, all European publicly listed companies are required to report on the basis of International Financial Reporting Standards (IFRS). Buhrmann started preparing for the transition in 2003, aiming to begin external reporting on the basis of IFRS from the 2005 reporting periods onwards. Within the limits of the IFRS framework we strive towards convergence with our U.S. GAAP reporting. There may be substantial differences between the results of operations, cash flows and financial condition Buhrmann reports under Dutch GAAP from the equivalent data Buhrmann would report under IFRS. Some of the accounting standards under IFRS, including their practical implementation, are not yet fully finalized, but we expect that the classification as debt of our Preference Shares A under IFRS, which are classified as part of shareholders’ equity under Dutch GAAP, will have a material impact. In addition, the European Financial Reporting Advisory Group has not yet fully endorsed the adoption of all IFRS standards. Separate IFRS information may not be available for periods prior to our 2004 financial year.

Forward-Looking Statements.

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

ITEM 4: INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

Company History

Buhrmann was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken N.V. (KNP). In 1993, KNP merged with Buhrmann-Tetterode N.V. and VRG-Groep N.V., forming N.V. Koninklijke KNP BT (KNP BT). KNP BT was active in three main areas: paper manufacturing, packaging, and business services and distribution. In 1997 and early 1998, certain strategic decisions were made concerning the future of KNP BT. As a result, in April 1997, the protective and flexible packaging activities of KNP BT were divested for €454 million to Tenneco, Inc. and, in December 1997, the paper manufacturing subsidiary, KNP LEYKAM, was sold to Sappi Ltd. (Sappi), a South African paper group. In consideration for the sale of KNP LEYKAM, KNP BT received €335 million in the form of loan notes (sold immediately following the closing for €307 million in cash) and 44.6 million shares in Sappi. Buhrmann sold these shares in two tranches; 31.5 million as part of a global offering by Sappi in November 1999 and in February 2001 the remaining 13.1 million. The remainder of KNP BT’s packaging business was sold in June 1998 for €1.4 billion to CVC and Cinven, two venture capital groups.

In August 1998, KNP BT was renamed Buhrmann NV, which can be regarded as the continuation of KNP BT’s business services and distribution activities.

On October 28, 1999, Buhrmann acquired 100% of the outstanding capital stock of Corporate Express Inc., a global supplier of office and computer supplies, office furniture, imaging and computer graphic supplies and computer desktop software. The acquisition and the related refinancing costs amounted to approximately $2.9 billion, raised by means of the Senior Credit Facility in the amount of $1.9 billion, the issue of the 2009 Notes in the amount of $350 million, the issue of Preference Shares C in the amount of $350 million and €300 million newly issued Buhrmann Ordinary Shares.

In the first half of 2000, Buhrmann divested its Information Systems Division (comprising value added resellers of personal computers, computer networks, peripheral equipment and related services, as well as an information technology training business), which was no longer considered a core business.

In April 2001, the office products division of Samas Groep NV (Samas) was acquired for €321 million in cash and in May 2001 the North American office products business of U.S. Office Products Company (USOP) was acquired for $172 million in cash. The Samas and USOP acquisitions were financed partly by means of additional debt under the Senior Credit Facility and partly by means of an issue of Buhrmann Ordinary Shares in March 2001 which raised €665 million, net of expenses. A precondition for approval by the European Commission of the acquisition of the Samas office supplies division was the sale of the office products division of Buhrmann’s then existing Dutch office products subsidiary. This sale was effected in November 2001.

In September 2001, Buhrmann listed American Depository Shares (ADSs), representing its Ordinary Shares, on the New York Stock Exchange. The ADSs are quoted under the symbol “BUH.” The ADSs, evidenced by American Depositary Receipts (ADRs), each represent one Ordinary Share of Buhrmann NV. Buhrmann’s primary listing of Ordinary Shares remains at Euronext N.V. in Amsterdam, quoted under the symbol “BUHR”.

With effect from October 31, 2003, Buhrmann completed the sale of its Paper Merchanting Division to PaperlinX Limited, an Australian-based paper manufacturer. The Division was sold on a debt-free and cash-free basis for a base cash consideration of €706 million. The sale resulted in a net consideration of €637 million after deduction of estimated debt and cash and net asset value adjustments. The net consideration from the sale of the Paper Merchanting Division was used to reduce the Company’s indebtedness by approximately €600 million. The remainder was used to pay various costs related to the transaction.

In December 2003, Buhrmann completed the issuance of its €115 million Subordinated Convertible Bonds and entered into the Senior Credit Facility in the amount of up to €730 million. The net proceeds from the issuance of the Subordinated Convertible Bonds and the Senior Credit Facility were used to reduce the Company’s debt under the previous senior credit facility, which was entered into in 1999 when Corporate Express Inc. was acquired.

In July 2004, the Term Loans B were replaced by Term Loans C with tranches of €50 million and $503 million. This increased the borrowings under the Senior Credit Facility by $125 million. The other terms and conditions under the Senior Credit Facility remained the same except for a reduction in the payable interest margin. In addition, Buhrmann issued $150 million 2014 Notes in a private placement. These Notes were exchanged for newly registered bonds in October 2004.

The proceeds of both the 2014 Notes and the increase in the Senior Credit Facility were, together with available cash, used for a tender offer of Buhrmann’s existing $350 million 2009 Notes. The tender offer and redemption of these bonds was completed in September 2004.

The legal name of the Company is Buhrmann NV (Naamloze Vennootschap). It is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (the Netherlands). Buhrmann’s corporate head office is located at, and its registered office address is, Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. Our telephone number is +31 20 651 1111, and our website is www.buhrmann.com. Information included on our website does not form part of this Annual Report. Our agent in the United States for service of process in connection with the 2014 Notes is CT Corporation System, 111 Eighth Avenue, 13th Floor, New York, New York 10011. The transfer agent, registrar and depositary for the ADSs is The Bank of New York, located at 101 Barclay Street, New York, NY 10286.

Recent developments

Repurchase Preference Shares C

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of

$520 million in cash together with certain options to acquire Ordinary Shares of Buhrmann in certain defined circumstances. For further information regarding the repurchase of Preference Shares C, see Item 7 “Major Shareholders and Related Party Transactions— Related Party Transactions— Holders of Preference Shares C”. Provided that all conditions are fulfilled, Buhrmann expects to complete the repurchase of the Preference Shares C on or about April 1, 2005.

From January 1, 2005 Buhrmann will report its financial results on the basis of International Financial Reporting Standards (IFRS). Under IFRS, the Preference Shares C are accounted for as debt, combining a liability calculated by using the historic effective interest method and a derivative using the fair value approach. Consequently, under IFRS, the repurchase of the Preference Shares C is expected to result in an exceptional charge of €80 million to €100 million in the first quarter of 2005. The exceptional charge constitutes the difference between the value paid and the bookvalue, reflecting among others, accrued interest, the buy-back premium of the conversion option and the value of the specific contractual rights attached to the Preference Shares C.

Placement of 7 7/8% Senior Subordinated Notes due 2015

On February 24, 2005 Buhrmann announced that it had successfully placed 77/8% Senior Subordinated Notes due 2015 (2015 Notes) with an aggregate principal amount of $150 million.  The proceeds of the 2015 Notes are intended to be used to finance the planned repurchase of the Preference Shares C, together with a discounted rights issue of approximately €250 million and cash on hand.  The proceeds of the 2015 Notes are being placed in escrow pending the completion of the repurchase transaction, which is expected to occur on or about April 1, 2005.

The 2015 Notes have been issued at a price of 99.151% of the par value to institutional investors in the United States and in Europe through a private placement pursuant to Rule 144A and Regulation S under the US Securities Act of 1933. The effective yield on the 2015 Notes is 8%. This transaction was closed on March 2, 2005.

Business Overview

Introduction

Buhrmann is an international business-to-business services and distribution group, supplying office products and graphic systems and related services for the business market. A combination of modern Internet technology and advanced logistic processes allows Buhrmann to distribute its products in an efficient way. Internet sales account for a growing proportion of the Company’s total sales.

We believe we are a market leader based on revenue, in the business-to-business market for office products in North America and Australia. We operate in these markets mostly under the name Corporate Express. In Europe, we believe that Corporate Express is one of the market leaders, based on revenue. Furthermore, we believe that we are one of the largest independent distributors of graphic systems in Europe, based on revenue.

Buhrmann generated sales in 2004 of €5.5 billion. At the end of 2004, Buhrmann had approximately 18,000 employees in 18 countries.

Office Products

Buhrmann believes that it is one of the world leaders in the sale, distribution and service of office and computer products to the business market, based on revenue. Products of this type are ideally suited for Internet selling. The vast majority of Buhrmann’s customers have Internet access. Orders can be placed more easily, efficiently and accurately via the Internet than using traditional methods such as telephone or fax, where there is a greater risk of incorrect data input. The costs are also lower as the process circumvents a number of administrative tasks. Customers place e-commerce orders by accessing one of our websites. Buhrmann arranges next-day on-site delivery. Due to the geographical spread of its activities, Buhrmann is able to offer a high level of service to companies operating on a worldwide basis.

Graphic Systems

Buhrmann’s graphic systems business is active in six European countries, supplying graphic machines, materials and related services to the graphic industry. Buhrmann is an authorized distributor for Heidelberger Druckmaschinen AG. In addition to the well-known Heidelberg presses, Buhrmann sells pre-press systems, cutting, folding and binding equipment and also supplies consumables, such as ink and spare parts.

Business strategy

Continued focus on growth

We continue to focus on growth in our existing businesses through the consolidation of our leadership in the large account segment, the penetration of the mid-market segment, the further growth of our private brand product ranges and the extension of our product range across all our geographic markets. We may support the growth in our existing businesses with selective acquisitions. Over the past five years we have demonstrated the flexible and efficient nature of our business model through the successful integration of three significant acquisitions (namely Corporate Express, the office products business of USOP, and the office products division of Samas) as well as a number of smaller acquisitions. Following up on these successful experiences, Buhrmann intends to pursue this balanced strategy.

Increase sales by leveraging global service capabilities

Buhrmann intends to increase sales through continued emphasis on service quality across all of its business segments. Buhrmann believes that, in its Office Products business segment, service quality (for example fill rates, lead time, delivery reliability and a high degree of customization of ordering processes through adaptive information technology solutions) and the ability to provide a breadth of product offerings in a large number of markets are the key criteria that its customers consider when selecting suppliers for office products. Buhrmann believes that it will further strengthen its position with businesses and institutions in North America, Europe and Australia, as these entities increasingly demand single-source suppliers for their global office product needs. Furthermore, Buhrmann has also been stepping up efforts to reach out to small- and medium-sized office supplies customers who can benefit from a total supply solution. Buhrmann can help these customers fulfill their sourcing needs in addition to lowering their overall supply chain costs.

Consolidate market positions

In our core Office Products business segment aimed at strategic and large accounts, we will continue to consolidate our prominent market positions, while increasing our global contract business through which we provide office products sourcing coverage for global customers who operate in our North American, European and Australian markets.

Extend product lines

By further leveraging its distribution network through product range extensions including forms, promotional items, facility, break room and safety supplies, Buhrmann has expanded its product-line. We will continue to focus on broadening our product line in order to further increase growth in our existing business.

Extend our customer base

We believe that in our major geographical markets the strategic and large accounts market segment represents approximately 80% of our total sales. Small- and medium-sized companies account for the remainder of our total office product sales. We seek to increase sales to small- and medium-sized companies with a goal of increasing our overall customer base across different market segments and to utilize more fully the capacity of our distribution infrastructure.

Expand private brands

Buhrmann has also successfully introduced private brand product ranges, of which the “Corporate Express” brand name is the most important. The extension of the private brand range has positively impacted gross margins and operational profitability and it represents a profit growth opportunity which Buhrmann will continue to exploit.

Extend preferred supplier relations

Buhrmann actively pursues a strategy of working with fewer, more strategic suppliers for a growing number of product categories. Category management is an essential part of our merchandising strategy. By strategically sourcing a core range of consumable supplies for our customers’ business environment from preferred suppliers, we are able to streamline the supply chain and improve our cost base. This preferred supplier initiative has positively impacted gross margins and operational profitability and it represents a profit growth opportunity which Buhrmann will continue to exploit.

Focus on improving operating margins

Buhrmann has identified opportunities to improve the operating margins in each of its business segments. In the Office Products Divisions, Buhrmann will try to improve operating margins by (i) engaging in targeted marketing programs to increase sales of value-added products that carry higher margins, (ii) eliminating unprofitable product lines and (iii) centralizing or regionalizing certain administrative and operational functions. In the Graphic Systems Division,

Buhrmann will continue to develop its Triple S (service, supplies and spare parts) in order to reduce the effect of cyclicality of equipment sales on the operating margin of this Division.

Risks associated with our strategy

You should also consider the risks we face that could limit our ability to implement our business strategies, including:

•                  a reduction in the number of white collar workers employed by our customers or a reduction in the spending per white collar worker could adversely affect growth in our existing businesses;

•                  if we do not efficiently manage our growth, whether through organic growth or as a result of acquisitions, we may not fully realize the expected growth of our revenues;

•                  the terms of our debt may limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate and may limit our ability to, among other things, make acquisitions;

•                  if we are unable to maintain and improve our information systems in a timely manner in order to correctly and efficiently process and distribute customers’ orders on a global basis, this could adversely affect our ability to successfully leverage our global service capabilities;

•                  the highly competitive nature of the markets in which we operate, combined with the fact that many of our competitors offer the same or similar products, could adversely affect our ability to extend our customer base and maintain our existing customers resulting in a loss of market share; and

•                  our strategy for the improvement of operating margins relies on the successful implementation of certain measures which may not be sufficiently realized.

In addition, while we may implement individual elements of our strategies, the benefits derived from such implementation may be mitigated in part, or in whole, if we suffer from one or more of the risks described in this Annual Report. As a result of these or other risks, we may decide to alter or discontinue aspects of our strategy and may adopt alternative or additional strategies. Any failure to successfully implement our strategies could adversely affect our business, results of operation or financial condition. See “Risk Factors” and “Disclosure Regarding Forward-Looking Statements.”

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

Seasonality

The seasonality of sales in the office products business segment is limited as sales primarily relate to employees at work in the office. Therefore, sales in this segment are spread more or less in accordance with the effective working days in a quarter. Discretionary items such as software or furniture are typically negotiated at month or quarter ends. In the Graphic Systems Division, historically, most printing presses are sold in the last quarter of the fiscal year.

DIVISIONAL OVERVIEW

Buhrmann’s business activities are organized into four divisions. These are the three Office Products Divisions of North America, Europe and Australia and the Graphic Systems Division. For reporting purposes, the Office Products Europe Division and Office Products Australia Division are combined. Therefore, both of them are addressed together in this section.

Office Products North America

Key figures (in millions of euro, except number of employees)

	2004	2003	2002
Net sales	3,628	3,939	4,931
Operating result	138	115	(273)
Number of employees at year-end	10,544	10,775	12,211

General

We believe our Office Products North America Division is a market leader, based on revenue, in the business-to-business market for office products and related services in the United States and Canada. Its Office Products business operates under the name Corporate Express (Corporate Express North America). Corporate Express North America manages a dynamic assortment of about 50,000 items. Its product range encompasses office products, computer and imaging supplies, furniture, promotional marketing products, forms management services, and, increasingly in 2003 and 2004, facility, break room and safety supplies. Corporate Express North America has more than 200 facilities, including 38 distribution centers, and approximately 1,400 dedicated delivery vehicles, which helps provide customers with next business day delivery services and has approximately 10,500 employees, including approximately 2,500 sales and marketing representatives. The Division’s head office is located in Broomfield, Colorado. The Office Products North America Division also includes ASAP (distributor of desktop software).

Buhrmann believes that large companies are increasingly opting to use a single supplier in order to consolidate purchasing power and eliminate the internal costs associated with multiple invoices, multiple deliveries, complex and varied ordering procedures, uneven service levels and inconsistent product availability. Many large companies operate from multiple locations and can benefit from selecting suppliers who can service them in many of their locations.

Industry overview

The office products industry consists primarily of companies that operate in one or more of three broad sales channels: the contract stationer (or contract distribution) channel, the direct marketing channel and the retail channel. Contract distributors typically serve medium- and large-size business customers through the use of a product catalog and a direct sales organization and typically stock certain products in distribution centers and deliver these products to customers on the next business day. The major contract stationers carry a significant proportion of their merchandise in-stock, relying only upon wholesaler intermediaries for inventory backup and increased product breadth, while smaller contract distributors carry a much smaller portion of their merchandise in stock. Direct marketers of office products typically target small business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, direct marketers rely almost exclusively on catalogs and other direct marketing programs, rather than direct sales forces, to sell their products, and generally use third parties to deliver products. Office product retailers typically serve smaller businesses, home offices and individual customers.

The non-store business-to-business office product distribution industry in North America has been rapidly consolidating and undergoing other significant changes. As a result of this consolidation, the number of independent, mid-size office products contract distribution companies has declined significantly. Large companies (including Corporate Express North America) serving a broad range of customers have acquired many of these smaller businesses. As the office products industry continues to consolidate, Buhrmann believes that many of the remaining smaller office products distribution companies will be unable to compete effectively due, in part, to their inability to purchase products at favorable prices or provide all of the services customers require. Buhrmann expects that many of these independent businesses will be acquired by larger companies or will cease to operate. Medium- and large-size companies, the market segments in which Corporate Express North America operates, are increasingly opting to use a single national supplier. Central purchasing of office products (such as office supplies, computer supplies and office furniture) and services provides several advantages for customers. For example, a customer could take advantage of the economies of scale Corporate Express North America offers and achieve uniformity in its office products services and distribution company-wide, while reducing its procurement process costs by dealing with one supplier and a uniform system.

Strategy

In 2003, Corporate Express North America completed its restructuring program announced in December 2002. Increased efficiencies were realized by centralizing and right-sizing the operation. Back-office functions have been harmonized and were brought together to a large extent in one shared service center. Since early 2003, an enterprise-wide information system has been fully deployed throughout the United States. Following the completion of this integration and restructuring, Corporate Express North America, is now fully focused on driving growth in its existing businesses through a number of strategic initiatives.

Corporate Express North America aims to consolidate its leading position in the strategic and large client segment, which represents approximately 80% of sales. We believe our dedicated strategic sales organization should drive sales conversion, penetration and retention across product lines with large and strategic accounts. Additionally, Corporate Express North America is focusing on growing sales in the small- and medium-sized enterprise market segment. Our approach consists of database marketing techniques as part of an integrated sales effort utilizing direct sales, telemarketing sales, integrated sales teams, direct mail, email and other communication tools to optimize customer contacts.

In addition, we aim to continue leveraging our strong core distribution channel to extend Corporate Express North America’s product range, with a particular focus on the facilities, break room and safety supplies market which we believe is significant in size.

Corporate Express North America is also pursuing various global sourcing initiatives including forming partnerships with key suppliers on a global basis in order to maximize purchasing power and expanding private brands, which should increase sourcing potential, brand awareness and customer loyalty and contribute to improving margins.

Buhrmann is also a significant provider of desktop software to organizations through its subsidiary, ASAP. Together with its partners, ASAP helps its clients purchase, manage and deploy software solutions and volume licensing programs. ASAP plans to expand by gaining market share in the segment of small- and medium-sized organizations and by penetrating new geographic markets, mostly in Europe. It will further enhance its strong technological position by integrating its systems into a single worldwide application, introducing an enhanced eBusiness capability into new markets, and expanding the scope of its offering of management tools for monitoring software installation, utilization and licensing.

Product offerings

Corporate Express North America offers its customers a full range of office products, including:

•                  traditional consumable office supplies, such as pencils, pens, paper clips, paper and writing pads;

•                  consumable computer products, including toner and inkjet cartridges, magnetic media products, CDs, and diskettes;

•                  office furniture such as desks, filing cabinets and chairs;

•                  desktop software products such as well known operating systems and applications as well as anti-virus applications and CD label printing software;

•                  digital printing equipment and services, including copiers;

•                  print and forms management services, such as business cards, general business forms, labels and direct mail;

•                  customized corporate gifts and promotional items such as caps and mugs;

•                  facility equipment and supplies, such as paper towels, liquid soap and dusters;

•                  break room supplies, including coffee, plastic cups and chewing gum; and

•                  safety equipment and supplies, such as padlocks and fire extinguishers.

Sales and marketing

The marketing strategy is designed to increase the customer base of medium- and large-sized businesses and institutions by flexibly and responsively demonstrating to customers and potential customers that the total overall cost of managing their office products needs can be reduced by focusing on process alignment. Corporate Express North America works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized, sophisticated e-commerce procurement solutions.

Corporate Express North America markets its products and services to customers using a centrally produced catalog of its products and services. A large part of the products offered in these full-line catalogs are kept in stock at the distribution centers. Additionally, Corporate Express North America is linked electronically to certain wholesalers so that items not in stock can also be delivered to a customer on a next-day basis. In addition to the full-line catalog, Corporate Express North America produces a substantial number of customized and promotional catalogs. Customers can also place orders through the Internet using E-Way, Corporate Express North America’s full-line Internet ordering system.

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

Account managers are assigned a list of prospective customers for whom the account manager takes responsibility in directing all marketing efforts. Additional responsibilities of the account managers include designing and implementing customized merchandise and service packages for each of their accounts as well as responding to all special service requests. A company-wide network of personnel and resources supports all account managers, including information technology resources. The local sales force is generally commission-based and is organized within each of the major customer segments with specialists in each of the product categories. In order to maximize the productivity as well as the product and service knowledge of the sales force, Corporate Express North America is focusing on expanding its national account customer base to increase the cross-selling opportunities among its various product lines and gaining share in the mid-market by structuring the sales force to reflect customer segmentation.

Logistics and Purchasing

Corporate Express North America receives approximately 65% of its office supplies orders through EDI systems and through E-Way, its electronic commerce ordering and fulfillment system, and the remaining amount of its orders by telephone, fax, mail-in purchase order and other traditional methods. After an order has been placed, picking documents are created for those items in stock and routed to the appropriate distribution center for order fulfillment. At the same time, the EDI systems transmit those portions of the orders not in stock to the vendors and wholesalers. Corporate Express North America is able to acquire many items unavailable in their own inventory on the same day and to combine such items with the in-stock items to yield a first time fill rate in the United States exceeding 99%.

The Division’s larger distribution centers typically have in stock over 10,000 SKUs of office products. The most popular items are contained in Corporate Express North America’s catalog available in both printed and electronic versions, providing a comprehensive selection of more than 13,000 items in the core categories of office and computer supplies. Corporate Express North America offers brands such as 3M, Microsoft and Hewlett-Packard, as well as its own “Corporate Express” private label. A large majority of these items are maintained in inventory in the distribution centers. Corporate Express North America also has access, through EDI and other supplier ordering systems, to about 50,000 SKUs of office supplies, computer supplies and catalog furniture from wholesalers and other suppliers, enabling it to provide its customers with immediate access to a broad range of products, including those not stocked at its facilities. Corporate Express North America provides a wide variety of customized value added services, such as customer specific electronic catalogs, which are designed to reduce the customer’s total overall cost of managing its office products needs.

Most of the distribution centers use bar coding, radio frequency and scanning technology to ensure accuracy and efficiency. After an order is picked and packed, conveyors and overhead scanning systems are utilized to route and manifest outgoing customers’ deliveries. Significant detailed reporting is available to optimize warehouse productivity, inventory turns, SKU selection and to evaluate vendor performance.

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

Corporate Express North America intends to continue to invest in enhanced warehouse and distribution technology in order to improve customer service capabilities. Technologies such as “Pick-to-Voice” (automated voice picking technology) in its distribution centers increase the group’s ability to assemble multi-line orders accurately and efficiently. Another example is “RoadNet”, a program for vehicles that directs deliveries quickly. During 2002, two new technologically advanced distribution centers went on line in the New York and Los Angeles metropolitan areas. In 2003, another state-of-the-art distribution center was opened in Baltimore serving the Baltimore/Washington DC metropolitan area.

Corporate Express North America purchases a large majority of the products in volume directly from manufacturers or major office products wholesalers, who deliver the merchandise to each of the distribution centers.

To maximize its purchasing capabilities, Buhrmann’s purchasing strategy has been to establish preferred relations with certain suppliers with whom it can capitalize on purchasing economies. This “preferred supplier” strategy creates advantageous pricing relationships and has led to competition among suppliers for inclusion in this group. To further maximize its purchasing power, Corporate Express North America has been consolidating, and will continue to consolidate, its purchases from key suppliers to increase its importance to those suppliers, including the sourcing of the office products sold under the private brand names, of which “Corporate Express” is the most important. Additionally, Corporate Express North America has utilized, and will continue to utilize, the ability to further consolidate sourcing by combining with the European and Australian Office Products Divisions as part of the purchasing strategy.

Competition

Corporate Express operates in North America in a highly competitive environment. The primary competitive factors in the North American office products distribution industry are service, ability to customize supply chain efficiency and product offerings, including price. The North American office products industry is estimated to be $100 billion to $120 billion, including retail.

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

The largest competitors are the Contract Division of OfficeMax, Inc. and the Business Services Divisions of Office Depot, Inc. and Staples, Inc. These businesses, and many smaller office products distributors and other businesses penetrating the office products market, compete for and sell office products to many of the same kind of customers as Corporate Express. Buhrmann believes that Corporate Express competes favorably with these companies on the basis of its customized and value-added services and the breadth of its product offerings. On the other hand, some of our main competitors have greater financial resources than Buhrmann and, particularly in the case of the retail office product superstores in the United States, significant name recognition.

Information technology

Corporate Express North America currently employs automated order entry, EDI, reporting and other information technology systems designed to decrease response times and error rates and improve customer service, and has several operating systems to enhance its operations. E-Way is the Internet on-line catalog ordering system, which generates an increasing amount of fully automated orders, thus reducing costs for both the customers and Corporate Express.

This system is linked to the general order entry system, called ISIS. Key features of the ISIS system include the use of three-tier client server architecture that allows customers and suppliers to better communicate with Corporate Express, object oriented design techniques, and a relational database designed to handle customer inquiry, data warehouse, and management information applications.

Through the implementation of these enhanced systems, Buhrmann plans to make the products and services available to a broader range of customers and to further personalize customer services and account information while lowering the customer’s overall procurement cost.

Corporate Express North America also provides its customers with billing and usage information in hard copy, magnetic tape, cartridge or diskette media, in each case designed to a particular customer’s specifications. Customized cost center billing allows a customer with this assistance to analyze and rationalize its ordering and usage of office supplies and to use such information for budgeting purposes.

The information initiatives and administrative programs, together with the increased sales and purchasing power, are designed to decrease operating costs as a percentage of sales and increase operating profitability.

Office Products Europe and Australia

Key figures (in millions of euro, except number of employees)

	2004	2003	2002
Net sales	1,500	1,479	1,540
Operating Result	47	(23)	(75)
Number of employees at year-end	6,003	5,873	6,023

General

The Office Products Europe Division, operating under the name Corporate Express (Corporate Express Europe), is a supplier and service provider of office supplies: stationery, office papers, information technology consumables, office furniture, presentation equipment, document printing equipment (including copiers, fax machines and printers), promotional products, telecommunications and facility management. Corporate Express Europe operates from approximately 130 locations in Austria, Belgium, Germany, France, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Sweden and the United Kingdom, and employs approximately 3,800 employees. Through partnerships in countries like Denmark, Norway, Spain, Slovenia and Switzerland, Corporate Express Europe has a European network that spans 24 nations in total.

Also operating under the name of Corporate Express is the Australian Office Products Division (Corporate Express Australia), covering both Australia and New Zealand. We believe that Corporate Express Australia is one of the largest providers of office products and related services in the region, based on revenue. Corporate Express Australia employs approximately 2,200 staff and services customers from 49 locations throughout Australia and New Zealand.

Industry overview

The office products business in most major international markets is following similar trends to those seen in the United States in recent years. The industry in Europe is fragmented and is being consolidated by major office product distributors, including Corporate Express. As in the United States, large contract stationers are establishing customer relationships with medium and large corporations that are seeking to lower the cost of procurement for consumable office supplies. In the case of smaller customers, the direct marketing segment is developing in global markets, especially in Europe. The retail superstore concept in the United States is not as widely accepted in other international markets, due to the high cost of real estate in major global markets and strong ties between small end-users and traditional small retail dealers. There is growing interest, particularly in European markets, in multinational relationships between large global corporations and the major contract stationers with international operations, such as Corporate Express. Increasingly, medium- and large-sized companies, the market segment where Corporate Express Europe operates, are opting to use a single pan-European supplier. There are several advantages for customers which use central purchasing of office supplies, office furniture, machines and services. For example, a customer could take advantage of the economies of scale offered by Corporate Express Europe and achieve uniformity in its office products services and distribution company-wide while reducing procurement process costs by dealing with one supplier and system.

Strategy

Corporate Express Europe continues to harmonize its European business and operations and to integrate its international account management in order to strengthen its position as a full-service distributor of office products and related services to businesses and institutions in Europe. In 2003, Corporate Express Europe focused on cost savings and right-sizing the organization. Headcount was reduced and Corporate Express Europe continued to strengthen management and sales. Certain European functions, like purchasing, international account management, international category management and eCommerce management, have been centralized on a European level in Amsterdam.

We continue to strengthen our sales organization, particularly in Germany, Benelux, the United Kingdom and France. With management concentrating on an extended period of integration and restructuring in recent years, development of dedicated sales organizations for each market sector has been a mixed success. Also hampered by unfavorable economic circumstances, our major operating companies were unable to fulfill their ambitions to boost top-line growth. Nevertheless, significant progress has been made in stabilizing the business and ramping up new prospects.

Corporate Express Europe will continue to focus on growth of its existing business. We believe Corporate Express Europe can leverage its strong infrastructure and information technology systems to enable it to offer its customers a superior office products procurement solution through a single source. We believe significant opportunities exist to allow Corporate Express Europe to gain market share in every national market in the market segments for medium- and large-sized companies.

We have clustered our merchandising organization into four regions (Central, West, South and North). The markets within each region show a similarity in product assortment, customer usage habits and brand presence. The four regions are supported by centralized procurement, marketing and international sales organizations.

Corporate Express Australia’s growth strategy focuses on being the single-source provider of choice via expanding its product range and geographic coverage through organic growth and continued acquisitions, to gain a larger share of its existing customers’ business. In addition, Corporate Express Australia will increasingly aim to expand its customer base by focusing on the small and medium-sized enterprise market segments.

Product Offerings

Corporate Express Europe offers its customers a full range of office products, including office supplies (such as computer supplies, stationery and office paper), office furniture, copiers and office equipment. It also offers services relating to advertising specialty and promotional products and business (printing and distribution) forms. Corporate Express Europe increasingly acts as a single-source supplier with print-forms, janitorial and catering products. Corporate Express Europe has approximately 5,000 to 6,000 SKUs of office supplies contained in its separate European country catalogs. It also has access, through its EDI and other ordering systems, to thousands of additional SKUs of office supplies, computer supplies and catalog furniture from wholesalers and other suppliers, enabling Corporate Express Europe to provide its customers with immediate access to an increasing range of products. Corporate Express Europe has a strong private brand, “Corporate Express”, which accounts for approximately 25% of its office supplies sales. Corporate Express Europe will seek to increase the percentage of office supplies sales attributable to the “Corporate Express” brand, through leveraging existing distribution networks.

The Australian and New Zealand businesses also offer customers a comprehensive range of supplies for the office, including computer supplies, stationery, information technology products, office furniture, facility and break room, print and forms management and promotional products. The private brand “EXP,” available throughout Australia and New Zealand, provides customers with high-quality, cost-saving product alternatives. The EXP private brand program continues to expand, developing the brand as an alternative to the higher cost original products.

Sales and marketing

Products are marketed through a dedicated sales force in each national market which focuses on medium- to large-size accounts using catalogs of the product and service offerings. Buhrmann works with customers to simplify and reduce the costs of the office product procurement process by providing services such as customized and tailored catalogs and electronic ordering and information systems. Buhrmann intends to make greater use of direct marketing, through eCommerce and telephone sales to small customers in an effort to reduce costs and to grow sales.

Corporate Express Europe markets its products and services to customers through a local dedicated sales force using a separate full-color catalog of its product and service offerings in each country. Corporate Express runs a European catalog which contains a range of approximately 2,800 common articles to all the markets plus approximately 3,000 additional products, which are specific for the local markets. The catalog is also available in Corporate Express’ eCommerce tool, as well as on CD-ROM. Corporate Express Europe developed a new pan-European catalog that is increasingly being used by its international customers throughout Europe. It believes that the new catalog will be helpful to its international customers, in that the customers will have a uniform catalog of items available for immediate delivery to any of the customers’ European locations. The catalog will also enhance the image and presence of Corporate Express as an international player in the European office products industry.

Corporate Express Europe employs a “differentiated sales approach” whereby it tailors its sales approach to the type of customer Corporate Express is targeting. For example, an international account management approach is frequently used for large international companies, while direct marketing is more appropriate for small office and home office operations. Corporate Express Europe keeps most of the office products it offers in its catalogs in stock at its distribution centers. Additionally, Corporate Express maintains electronic links to certain suppliers so that items not in stock can be delivered to a customer on a next-day basis and it can better manage its inventory levels. In addition to Corporate Express’ main catalogs, Corporate Express Europe produces a substantial number of customized and promotional catalogs. Together, Corporate Express Europe’s local sales force and catalogs are key elements of its marketing strategy.

Leveraging its broad geographic infrastructure, linked via one computer system, Corporate Express Australia is able to offer customers a common national service with outlets located throughout Australia and New Zealand. A specialist national accounts team, offering a high level of service, manages these national customers. Corporate Express Australia also employs new sales channels such as telemarketing and direct mail to reach customers efficiently.

Logistics and Purchasing

Corporate Express Europe receives orders increasingly through eCommerce, as well as by telephone, fax and other traditional methods. Orders are routed to the warehouse to be picked up. Corporate Express Europe achieves an average first order fill ratio of over 95%. The distribution centers use different technologies for picking up orders and delivery. Corporate Express Europe has decided to change or replace methods and systems for those distribution centers that have become obsolete or inefficient operations or for which the capacity must be extended in order to serve more customers. New distribution centers in the Netherlands and the United Kingdom were built in 2002 and 2003 to replace regional distribution centers.

The distribution centers use conveyor belts, automatic bar code scanning, (pallet) flow racks, wave-based order picking, weight checks and case calculation, all with the objective of achieving high quality and efficiency. Corporate Express Europe has introduced a new warehouse management system that has improved the operational control of all the pick and pack activities, as well as all resource management activities. Corporate Express Europe uses different transportation options, such as delivery by truck and parcel services. The transportation method chosen depends on the size of the order and the location of the customer. Corporate Express Europe both owns delivery trucks and contracts deliveries out to third parties.

Corporate Express Europe purchases most of its products in high volume, directly from manufacturers who deliver the merchandise to distribution centers. Corporate Express’ goal has been to establish strong relationships with a limited number of suppliers with a view to achieving both lower prices and lower inventory levels as a result of the suppliers’ willingness to provide prompt delivery out of their inventory. Corporate Express Europe has accomplished this by entering into agreements to purchase large quantities from certain suppliers on a centralized basis. It is then able to negotiate favorable discounts and rebates that apply to purchases by all of Corporate Express’ branches. This strategy has led to competition among certain suppliers to be chosen as one of its suppliers. As a result, Corporate Express Europe will consider further consolidating its purchases from key suppliers to increase its importance to those suppliers, thereby increasing its bargaining power with its largest suppliers.

Certain of Corporate Express Europe’s suppliers are linked through EDI with its on-line order entry system. If products ordered through the Corporate Express’ on-line order entry system are not in stock, Corporate Express purchases such products automatically through EDI from such suppliers. The suppliers deliver these products to Corporate Express’ warehouses in time for next-day delivery to the customer.

Corporate Express Australia has achieved a rationalization in supply partners in Australia and New Zealand. That rationalization has resulted in increased trading with a consolidated group of major suppliers. It also increases the level of service available to customers, while reducing costs through efficiency in the supply chain and elimination of duplicative processes.

Competition

Corporate Express Europe operates in a highly competitive environment. The two most significant competitive factors in the office products distribution industry in Europe are service (including, in particular, delivery speed and reliability) and price. New elements in the competitive environment are the power of eCommerce and the ability to deliver products to a customer on a pan-European basis. Having a wide variety of product offerings can also give a company in the industry a certain competitive advantage. Product quality is less significant than in many other industries, due to the perceived uniformity of products.

The office products industry in Europe is highly fragmented, with no single company accounting for more than 10% of the total European market. Corporate Express Europe offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products. Corporate Express Europe’s competitors include national office products distributors, traditional contract stationers, direct mail order companies, e-tailers and portals and, to a lesser extent, office products superstores and stationery stores. Its principal competitors include Lyreco and Guilbert/Office Depot. In addition, Corporate Express Europe faces increasing competition from direct marketing companies.

Corporate Express Europe’s target market is medium- and large-sized businesses and other institutions. It believes that existing customers and potential customers in this market prefer to deal with large value added office products distributors, such as Corporate Express, which can provide customers the lowest total overall costs of managing their office products needs, high levels of service, convenience and rapid delivery.

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

In 2003, Corporate Express Europe started to replace “SyntraNet” with the new generation “ExpressNet®”, which allows for the on-line placement of orders. ExpressNet was enhanced and, since 2004, four solutions have been operational which offer varying levels of features and integration solutions tailored to each market segment:

•                  ExpressConnect for strategic and large accounts, a software solution that interfaces with customer systems, delivering 100% data integration;

•                  ExpressProcure for large organizations, an eProcurement service that offers on-line supply chain management tools;

•                  ExpressOrder for medium-sized companies, an easy to use Internet-based ordering system; and

•                  ExpressDirect, an open web shop for small businesses.

Our catalog database management system enables Corporate Express Europe to produce catalogs in a flexible and efficient manner. In particular, Corporate Express Europe expects to be able to produce customer-specific catalogs that can be printed at the customers’ premises by sales staff using their laptop computers.

Customers of Corporate Express Australia increasingly use its Internet ordering site, NetXpress.biz, one of the most transacted business-to-business systems in Australia. Sales via the Internet represented 53% of Corporate Express Australia’s total lines ordered at the end of 2004, down from 56% in 2003, and continues to provide an excellent cost saving alternative to traditional paper-based processes. Customers using the Internet are able to increase expenditure control via user log-in and tailored product selection. They are also able to speed up their ordering process by viewing stock availability and pricing.

Graphic Systems

Key figures (in millions of euro, except number of employees)

	2004	2003	2002
Net sales	411	369	489
Operating Result	0	(13)	23
Number of employees at year-end	1,002	1,114	1,139

General

Buhrmann’s Graphic Systems Division supplies graphic consumables, equipment (pre-press systems, printing presses, folding, cutting and binding machines) and provides service and maintenance for the graphic industry in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain.

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

The Division offers its customers a full range of Heidelberg offset printing presses, both sheetfed and webfed, together with digital pre-press (scanner equipment, computer-to-film and computer-to-plate equipment), as well as finishing systems. It also sells products manufactured by Polar BASF, Kodak, and Polychrome Graphics.

The Division maintains and services a large installed machine base that holds over 80,000 stock items in five spare parts warehouses in Europe. The Division offers some 4,000 different consumables, ranging from offset plates to printing inks.

The emergence of new technologies has led to more streamlined and simplified printing processes. The application of these new technologies allows information to be transferred directly from the computer to the print-plate and via the printer to the finishing equipment where the cutting, folding and binding takes place.

The Graphic Systems Division experiences more cyclicality in its results than Buhrmann’s other Divisions because a substantial part of its sales consists of capital goods with dominant market shares, such as printing presses, and thus is more directly susceptible to changes in the general economic climate. However, the increasing non-cyclical income derived from service, supplies and spare parts enhance the Division’s resilience throughout the economic cycle.

Industry overview

The market for graphic systems is comprised of three basic categories: (i) sales of printing systems hardware, (ii) service contracts, and (iii) sale of consumables. Approximately 60% of the industry’s sales are attributable to hardware, and approximately 40% of sales result from providing spare parts, supplies and services.

Offset printing accounts for a significant portion of the market and has grown at a steady rate of 2% to 3% per annum over the last decade, although sales have shown significant cyclicality depending on the economic environment and technological changes. A good portion of the existing population of printing presses need to be replaced or adapted to directly receive digitized information. Since there are lead times between ordering and installing the equipment, an economic upswing does not immediately correlate with sales for the Division.

A major trade show for the graphic arts industry, DRUPA, is held only once every four years. This event usually results in increased order intake of printing equipment in the year of the DRUPA because new technology is showcased at this trade show. The most recent DRUPA was held in May 2004.

The majority of printhouses in Europe are small companies employing no more than 20 people. By tradition, printers handle all the steps of the printing process (pre-press, printing, assembling and mailing) under one roof. Few printers specialize, for example, as a service bureau (essentially for pre-press), as a bindery or as a print center (handling low-quality and short-run print).

Strategy

The Division is concentrating on the distribution and service of graphic equipment in six European countries. Its underlying strategic goal is to remain Heidelberg’s preferred distribution channel to the graphic arts market.

Offering Triple S is our primary strategy to balance the cyclical revenues associated with capital investments in printing equipment. In 2004, our sales in Triple S grew to €151, representing 37% of total divisional sales. Our focus continues to be on growing Triple S sales, which will not only continue to enhance our resilience to future cyclical reductions in equipment sales but also strengthen our relationships with customers. This focus has made the Division less dependent than it has been previously on the distribution of capital goods, as a result of which the Division expects its operating results to be less vulnerable to downturns in the economy than they were in the past.

We continue to encourage our customers to convert from the traditional forms of ordering to the more efficient and simpler Internet model. All product lines are available through the online system. In 2004, Internet orders for supplies increased to 30% as compared to 25% in 2003.

Customers in all our markets continue to experience cautious spend in graphic production. We expect that consolidation of the printing industry will reduce the number of commercial printing companies in Europe in the coming years. We will continue to invest in building strong customer relationships by offering a total solution service that includes the best printing equipment available in the market and the specialist expertise to support our customers.

In 2004, Heidelberg divested its digital printing business, partly due to disappointing growth. We, in turn, have also adjusted our expectations for growth in this sector, and divested the assets related to our digital sales and service organizations.

Sales and marketing

The Division’s marketing strategy focuses on the selling and servicing of total solution printing systems. This includes its training, support programs and extended knowledge of print processes. In addition, the customer relationships that the Division has maintained over the years are particularly important in marketing investment goods such as printing systems.

The Division’s customer base is comprised of print shops and related specialized service bureaus. The sales cycle of printing equipment is lengthy and can spread over several years. Sales are generated through the sales force. Customer dedicated sales managers receive commissions on sales, providing an incentive for meeting sales targets.

Logistics and purchasing

The Graphic Systems Division has five main logistics centers which are located in Amsterdam, Athens, Barcelona, Brussels and Milan. These centers stock spare parts, graphic consumables and smaller equipment. Shipping is mainly through third-party delivery services. Large printing presses are shipped directly from Heidelberg to the Division’s customers.

The Division purchases all of its products directly from Heidelberg and other manufacturers and is an authorized distributor for Heidelberg in the six European markets in which its operates. Annual purchasing volumes are agreed upon with vendors and updated monthly. Delivery lead-time (time between purchase and delivery to the customer) for large presses can be up to six months and occasionally even more when new technology is introduced, such as at the DRUPA. The Division requires a down payment from the customer prior to purchasing the printing press.

Competition

Competition in this market is primarily driven by product quality, pricing, service and sales coverage. The Division believes it has a strong advantage as to service and sales coverage over its competitors.

Buhrmann’s Graphic Systems Division has participated in the graphic arts markets for more than 75 years and has achieved a high market penetration in such markets. Graphic equipment sold by the Division can be found in print shops throughout the markets in which operates. Good customer database management and complex printing process knowledge combined with high-quality service and equipment provide entrance barriers in these markets.

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

Risk control framework

Company-level controls, control environment

In combination with our corporate governance structure, the internal arrangements as defined in our Management Charter provide the base for Buhrmann’s control system. Except for detailing our Business Principles and Code of Ethics (see our web site: www.buhrmann.com), it outlines our risk assessment processes (describing most of the responsibilities and authority levels for the divisional and operational managers), our mission and our performance approach. It includes specific authorisation levels for items such as capital expenditure, acquisitions and divestments, restructuring and remuneration issues.

Various aspects of the Management Charter are further defined in a set of mandatory policies and manuals completed with best practice guidelines. Our policies address for instance the application of financial disclosures procedures, insider-trading rules and compliance to Competition Laws. Manuals are available on subjects like accounting principles and reporting, insurance and financial management. As strong recommendations we have guidelines in place for example on ICT business continuity matters.

Also a ‘whistle-blower’ procedure is in existence. Adherence is being monitored at various levels in the organisation.

In terms of arrangements of the Company on internal control, we have taken guidance from the COSO internal control framework (COSO-I).

Monitoring, assessment and reporting

Buhrmann uses a comprehensive management reporting system to monitor the Company’s performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using an economic-value-creation based concept. Reporting and analysis of actual results take place on a monthly basis and covers not only results, but also balance sheet and cash flow information.

The management of risks associated with business activities, and compliance with local legislation and regulations functions through the responsibility of local operational management following normal reporting lines to senior management. A system of authority limits for divisional and local operational management has been established. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system also triggers a flow of information to senior management of Buhrmann. The same approach to applies to corporate matters.

Following new more formal internal control requirements (the Sarbanes-Oxley Act in the United States and the Dutch Code on Corporate Governance), an extensive review of the design, documentation and functioning of critical internal control processes related to financial reporting has been carried out.  This resulted in specific minimum requirements on the level of control laid down in a draft internal control manual. Also, every quarter, operational management is required to confirm by means of a letter-of-representation that compliance is maintained with, among other things, the Management Charter, policies, manuals, internal control standards, fraud procedures and representation and disclosure requirements.

In order to support the Executive Board in matters related to disclosure controls and procedures, our internal Disclosure Committee reviews, discusses and reports on disclosure related issues quarterly (the minutes of the Disclosure Committee are also provided to the Audit Committee).The main purpose is to ensure that all disclosures made by Buhrmann are accurate, complete, timely and fairly present the financial condition and the results of operations in all material respects.

The adequacy of the design and proper functioning of internal control systems of our operations are periodically investigated by the Internal Audit Department who reports its findings to division management and the Executive Board. Although the Internal Audit Department functions directly under the responsibility of the Executive Board, the head of internal audit discusses at least annually the control status of our operations with the Audit Committee. The external auditor has full access to these reports. The head of Internal Audit attends the meetings with the Audit Committee.

External auditor

The external auditor reports on findings on internal control as part of the audit of the Consolidated Financial Statements. Also the external auditor attends the meetings with the Audit Committee. The external auditor’s reports are discussed at the appropriate levels in the organization.  The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report a final reporting takes place to the Executive Board and Supervisory Board jointly.

The independence of our external auditor is required by the rules under the provisions of our Policy on External Auditors Independence and Services. This policy stipulates, among other things, what services may not be provided and to what extent certain non-audit services may be provided by the external auditor. Other provisions require, for example, that the lead audit partner and review partner rotate from their position after a maximum period of five years.In the context of a pending court case against Béfec (a predecessor of PricewaterhouseCoopers, France), the independence of our external auditors was discussed between the Executive Board, the Audit Committee and the signing partners of our external auditors, PricewaterhouseCoopers Accountants N.V. after which it was concluded that there are appropriate measures in place at the external auditor to safeguard their independence.

Evaluation of risk control framework

The Executive Board of Buhrmann is responsible for the design and operation of the Company’s internal risk control systems. Although the purpose of these systems is to enable risks to be optimally managed, such systems, no matter how well designed and operated, can never provide absolute assurance regarding achievement of our Company’s objectives, or entirely prevent material losses, fraud and the violation of laws or regulations from occurring. Also, like with other business propositions, we need to apply our judgement in evaluating the cost-benefit relationship of possible controls and control procedures, while taking into account the developments in our business and the external environment.

During 2004, as part of its ongoing involvement in our Company, the Executive Board has continuously analysed and assessed the performance, the control environment and risks to which our Company is exposed. We also reviewed the operating effectiveness of the risk control systems and have initiated improvements if and when deemed necessary.

Our operational and corporate senior management have carried out similar assessments and reported results to the Executive Board in business reviews, letters-of-representations and ad hoc meetings where required. The Executive Board has assessed their findings, in conjunction with the results of internal and external audits; it resulted in identifying a small number of cases where additional activities have been respectively are being carried out to further strengthen controls. No major issues were reported.

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

Corporate Express North America has worked extensively with suppliers since 1991 to offer its customers a comprehensive line of EarthSaver(r) products. In catalogs, this symbol identifies products that contain recycled materials. Today approximately 2,700 products containing recycled materials are available through our sourcebook, representing over 20% of our catalog product offering.

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

Property, Plant and Equipment

We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States and Europe for use in the ordinary course of business, which includes numerous sales offices, distribution centers and warehouses. Land and buildings had a book value of €99 million at December 31, 2004. Many of our leases contain options to renew and/or purchase the property. We do not own or lease any physical property which is considered material to us as a whole.

We periodically reassess the adequacy of our facilities and acquire or lease new properties as is necessary to provide adequate facilities for our business. We believe that our facilities are adequate for our current level of business. We are considering closing and selling or subleasing certain of our existing facilities as part of our ongoing rationalization process.

ITEM 5: OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this section should be read in conjunction with, and is qualified by reference to, our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. This discussion contains forward-looking statements. Our actual results may differ materially from those contemplated in the forward-looking statements. Forward looking statements involve a number of risks, uncertainties and assumptions, and include trend information and other factors that could cause actual results to differ materially, including, but not limited to, those set forth under the section entitled “Risk Factors” in Item 3.

General

The following discussion and analysis of our results of operations and financial condition, which should be read together with our consolidated financial statements and the notes thereto appearing elsewhere in this document, is organized as follows:

•                  Overview. This section provides a brief description of the activities of Buhrmann and its Divisions.

•                  Use of Non-GAAP Financial Measures. This section discusses the presentation and use by the Company of certain non-GAAP financial measures in this Annual Report and provides an explanation of why we believe each of these non-GAAP financial measures provides useful information regarding the Company’s financial condition and results of operations.

•                  Critical Accounting Policies. This section provides a discussion of certain accounting estimates and assumptions involved in the application of Dutch GAAP and U.S. GAAP that may have a material impact on our reported financial condition and operating performance, and on the comparability of this information over different periods.

•                  Major Events and Acquisitions and Divestments. These sections provide a brief description of major events and significant acquisitions or divestments that may impact the comparability of the results of operations being analyzed.

•                  Results of Operations. This section provides an analysis of Buhrmann’s results of operations for the year ended December 31, 2004 as compared to the year ended December 31, 2003 and an analysis of results of operations for the year ended December 31, 2003 as compared to the year ended December 31, 2002. The analysis in this section is presented on a consolidated and a segment basis.

•                  Liquidity and Capital Resources. This section provides an analysis of Buhrmann’s financial condition for the year ended December 31, 2004, and cash flows for the year ended December 31, 2004 as compared to the year ended December 31, 2003, and includes a discussion of our off-balance sheet arrangements, contingent liabilities and contractual obligations.

•                  New Accounting Pronouncements. This section provides a brief analysis of new accounting changes for Buhrmann which might have an impact on results of operations, financial position and cash flows from January 1, 2005, including the impact of the IFRS, which is Buhrmann’s primary basis of accounting as of January 1, 2005.

Our consolidated financial statements have been prepared in accordance with Dutch GAAP, which, in certain significant aspects, differ from U.S. GAAP. For a discussion of the principal differences between Dutch GAAP and U.S. GAAP, as they relate to us, and a reconciliation of net result and group equity from Dutch GAAP to U.S. GAAP, please see note 34 to our consolidated financial statements included elsewhere in this Annual Report.

Overview

We believe Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions in North America, Europe, Australia and New Zealand, based on revenue. Our Office Products business is comprised of three divisions: North America, Europe and Australia. For reporting purposes, the Office Products Europe and Office Products Australia Divisions are combined. The Office Products Divisions combined represented 93% of Buhrmann’s total sales in 2004.

In addition, we believe Buhrmann is a leading supplier of graphic equipment and related services, supplies and spare parts to commercial printers in six European countries, based on revenue. Our Graphic Systems Division sells, maintains and services graphic equipment. For related services it holds over 80,000 stock items in five warehouses in Europe. The Graphic Systems Division represented 7% of Buhrmann’s total sales in 2004.

On October 31, 2003, Buhrmann completed the sale of its Paper Merchanting Division. Buhrmann’s Paper Merchanting Division was a distributor of paper and related products to the graphic, office and display markets.

Use of Non-GAAP Financial Measures

Our non-GAAP financial measures should be considered in addition to, and not as a substitute for or as a superior measure to, measures of financial performance reported in our primary financial statements. Where we discuss non-GAAP financial measures, the most directly comparable GAAP figures have been presented together with a reconciliation of the GAAP and non-GAAP figures. Below is an explanation of why we believe each of the non-GAAP financial measures used in this Annual Report provides useful information regarding our financial condition and results of operations. Our financial statements are presented in this Annual Report beginning on page F-1.

EBITDA

We define “EBITDA” as “net result before interest and other financing costs, taxes, depreciation of tangible fixed assets and internally used software and before amortization of goodwill.” This is a non-GAAP financial measure for which the most directly comparable GAAP financial measure is “net result.” We present EBITDA because we consider it, and we believe that our investors and lenders consider it, to be an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We believe issuers of “high yield” securities also present EBITDA because investors, lenders, analysts and rating agencies consider them useful in measuring the ability of those issuers to meet debt service obligations. We believe EBITDA is an appropriate supplemental measure of debt service capacity because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up. Depreciation and amortization are non-cash charges.

In the past we defined EBITDA as operating result before depreciation of tangible fixed assets and internally used software and before amortization and impairment of goodwill and therefore the presentation of EBITDA in certain of our past disclosure documentation cannot be compared to the presentation of EBITDA in this Annual Report.

EBITDA has limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under Dutch GAAP or U.S. GAAP. Some of these limitations are:

•                  EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•                  EBITDA does not reflect changes in tax;

•                  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•                  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•                  other companies may calculate EBITDA differently than we do, limiting its usefulness as comparative measures.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our Dutch GAAP results and using EBITDA only as supplementary measure.

Buhrmann evaluates its operating performance based on several factors, including its financial measure of EBITDA. EBITDA is a supplemental measure of our performance that is not required by, or presented in accordance with, Dutch GAAP or U.S. GAAP. EBITDA is not a measure of our financial performance under Dutch GAAP or U.S. GAAP and should not be considered as an alternative to net result, operating result or any other performance measures derived in accordance with Dutch GAAP or U.S. GAAP or as an alternative to cash flow from operating activities as a measure of our operating liquidity.

In addition, we believe that the presentation of EBITDA as a financial measure provides useful information because it excludes the inconsistent impact of amortization of goodwill on operating result across the Company’s Divisions. Prior to January 1, 1997, under Dutch GAAP, goodwill was written off directly to shareholders’ equity. This means that no amortization or impairment expense is recorded for goodwill on acquisitions which were made prior to January 1, 1997.

The reconciliation between the Dutch GAAP measure of “net result” and the non-GAAP financial measure “EBITDA” is as follows (based on Dutch GAAP):

	Year ended December 31,
	2004	2003	2002
	(in millions)
Net result	€80	€(132)	€(588)
Interest and other financing costs	103	257	199
Taxes	(33)	(68)	(11)
Depreciation of tangible fixed assets and internally used software	84	104	114
Amortization of goodwill	45	52	70
EBITDA	€280	€213	€(216)

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

Changes of results at constant exchange rates as disclosed elsewhere in this Annual Report are calculated by translation of prior year results into euro at a current year average exchange rate.

Changes of results at constant exchange rates can be materially different to changes based on our reported results because prior year average exchange rates can be significantly different from current year average exchange rates.

“Organic” Analysis

The “organic” analysis presented in this Annual Report eliminates all factors that disturb a like-for-like comparison in our relevant business Divisions. In addition to the currency exchange rate movements discussed above, these factors include such items as acquisitions, divestitures, variations in the number of working days, and with respect to our Office Products North America Division, the change to a commission-based model at our subsidiary ASAP Software Express, Inc. (ASAP), and the change in the sales recognition of the Graphic Systems Division. We use “organic” analysis, in conjunction with constant exchange rates to give a measure of the underlying growth year-on-year. The factors mentioned above can have a significant impact on a Division’s reported results. Their exclusion provides a useful insight into the underlying performance of the Division and enables us to monitor the performance of both the underlying businesses and acquired businesses. Organic performance can be materially different to the Division’s reported performance. In each instance where we present organic results, we also present a table which illustrates the basis on which the result is derived and a reconciliation to the nearest comparable GAAP measure.

Critical Accounting Policies

The preparation of financial statements in accordance with Dutch GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. Buhrmann bases its estimates on historical experience which are evaluated on an on-going basis. If actual amounts or estimates are different than previously estimated, the revisions are included in the Company’s results for the period in which the revised amounts become known. Buhrmann believes that the accounting policies that are most critical in determining the presentation of the financial condition and which require subjective or complex judgments from management are the following:

•                  impairment and amortization of goodwill;

•                  other receivables in respect of rebates from suppliers;

•                  provisions for restructuring and integration;

•                  provisions for legal proceedings;

•                  pensions;

•                  taxation in respect of deferred taxes; and

•                  currency translation and exchange differences on loans and currency swaps.

Buhrmann’s accounting policies, including the aforementioned critical accounting policies, are discussed in the notes to the consolidated financial statements included elsewhere in this Annual Report, including note 34, which also discusses the principal differences between Dutch GAAP and U.S. GAAP as they relate to Buhrmann.

Impairment of goodwill

Goodwill is tested for impairment at least once annually or more frequently if changes in circumstances indicate that an impairment may have occurred. Under the impairment test under Dutch GAAP, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Under Dutch GAAP, any excess of book value over fair value is recorded as an impairment of goodwill, if the impairment is expected to be permanent. The fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values. Under U.S. GAAP, a two-step process is performed to analyze whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. The fair value of the reporting unit is calculated based on discounted future cash flows and residual values as under Dutch GAAP. If the fair value is higher than the book value, no impairment is recognized. If the fair value is lower than the book value, a second step is performed. The second step is to measure the amount of impairment loss, if any, and requires that assets and liabilities, including unrecognized intangible assets such as customer and supplier relationships and brand names, be assigned fair values in a hypothetical purchase price allocation to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded for the difference.

The annual impairment test did not result in an impairment of goodwill in 2004 under Dutch GAAP or U.S. GAAP. In 2003, Buhrmann recorded an impairment charge on goodwill of €53 million under Dutch GAAP and €49 million under U.S. GAAP. In 2002, an impairment charge of €573 million under Dutch GAAP and €1,012 million under U.S. GAAP was recorded. Our judgment relating to the fair value of assets and liabilities, including unrecognized intangible assets, is affected by such factors as assumed economic conditions and expectations about our markets and our operating performance. These factors may change over time and may cause the Company to record additional impairment charges which may adversely impact operating result and net result. Also the fair value and hence the impairment charge is sensitive to the discount rate chosen. The discount rate is derived from the estimated weighted cost of capital, reflecting the risks inherent to our business and a normative financing profile. A 0.5% higher discount rate would have resulted in an approximately €14 million higher impairment under both Dutch GAAP and U.S. GAAP in 2003 and €160 million in 2002. Conversely, a 0.5% lower discount rate would have resulted in an approximately €16 million lower impairment charge under both Dutch GAAP and U.S. GAAP in 2003 and €180 million in 2002. As almost the full amount of the impairment charge is not tax deductible, the higher or lower amount of impairment would impact net result almost fully.

Amortization of goodwill

Under Dutch GAAP, goodwill is amortized over the expected economic life of the asset; goodwill is not amortized under U.S. GAAP. The assessment of the economic life of an asset is based on the consideration that a permanent advantage is being realized. Consequently, Buhrmann applies the maximum amortization period of 40 years as allowed under Dutch GAAP. The table below demonstrates the increase in the amortization charge in the event that the economic life of the asset is less than originally assessed by showing the amount by which the amortization charge of €45 million in 2004 would be increased (amounts in millions of euro):

Revised economic life:	Increase in amortization charge (annualized):
30 years	60
20 years	91
10 years	181

As almost the full amount of this amortization charge is not tax deductible, the above additional charges would impact net result almost fully.

Other receivables in respect of rebates from suppliers

Buhrmann receives various types of rebates from suppliers, which are based on the volume of goods purchased (volume-based rebates) or based on the inclusion of certain products of the supplier in Buhrmann’s catalog offerings (catalog contributions) or are received for entering into a contract with a supplier (contract-based rebates).

Volume-based rebates are settled in arrears, mostly not exceeding one year. For each reporting period Buhrmann accrues volume-based rebates on the basis of prudently estimated purchased volumes for the rebate period. Rebates received or accrued relating to goods not yet sold are deducted from the value of the related inventories. These inventory related rebates are recognized as income in the period when the relevant inventories are sold to third-parties.

Catalog contributions from suppliers are usually settled in arrears and are based on the number of pages dedicated to the products of a supplier in a catalog or on purchased volumes from a catalog. Before January 1, 2003, catalog contributions were recognized as income over the life of the related catalog both under U.S. GAAP and Dutch GAAP. As of January 1, 2003, for U.S. GAAP purposes only, Buhrmann adopted a policy of treating all catalog contributions as a reduction of purchase cost in accordance with Emerging Issues Task Force (EITF) Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor.” This means that under U.S. GAAP, as of January 1, 2003, a portion of the catalog contributions will be deferred in inventory and will be recognized as a reduction of cost of sales when the products are sold, similar to the practice for volume-related rebates. The allocation to purchase costs of catalog contributions that are based on the number of pages in a catalog is based on an implied relationship with purchases of products, as they are not related to volumes. The designation of an implied relationship requires certain subjective judgments from management.

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

Provisions for restructuring and integration

Buhrmann records provisions for restructuring and integration relating to cost-saving restructuring measures and the integration of acquired businesses. These provisions are based on Buhrmann’s best estimate of costs to be incurred for, among other things, severance payments, termination fees and penalties for rental and other contracts. If actual costs are different than originally estimated, the provisions for restructuring and integration may be insufficient which could affect operating result and net result. Furthermore, additional restructuring measures may be necessary depending on changes in economic conditions and operating performance, which may result in additional provisions, which in turn may affect operating result and net result. Restructuring and integration activities in 2004 and 2003 were not significant.

Provisions for legal proceedings

Buhrmann is involved in various legal and regulatory proceedings arising in the normal course of its business. Buhrmann accrues for the estimated probable costs to resolve these proceedings if a reasonable estimate can be made of the outcome of which the incurrence is judged to be probable. After consultation of in-house and outside legal counsel, these accruals are based on the analysis of possible outcomes of litigation and settlements. Operating result and net result could be affected if actual outcomes are different than originally estimated.

Pensions

Buhrmann’s operating companies in Europe offer a variety of defined benefit plans. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are maintained in separate trusts (pension funds) to which Buhrmann makes contributions.

Under Dutch GAAP, these pension funds are not included in the consolidated financial statements. The periodically paid contributions to these pension funds are expensed when incurred. In case the Company is obligated to make additional contributions to the pension plans in order to meet minimum funding levels, as required by local law or specific arrangements, an accrual is recorded. The funding levels are based on, among other things, actuarial assumptions, estimated returns and the market value of the pension funds’ assets. Actual circumstances could change the impact of these assumptions, which could result in additional contributions, which in turn could have an adverse affect on Buhrmann’s operating result and net result.

Under U.S. GAAP, the Company accounts for pensions in accordance with SFAS No. 87 under which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. SFAS No. 87 requires re-adjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Amounts are reflected in the income statement systematically over the service lives of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of SFAS No. 87 requires that management makes use of assumptions regarding discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing plan assets, benefit obligations and periodic pension costs. Actual circumstances could change the impact of these assumptions giving rise to different plan assets and benefit obligations, reflected as additional income or expense which could have an affect on Buhrmann’s operating result and net result.

Taxation in respect of deferred taxes

Buhrmann has a considerable amount of loss carry forwards. For these loss carry forwards and for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes, deferred tax assets and deferred tax liabilities are recognized. Buhrmann records valuation allowances to reduce deferred tax assets to the amount of the deferred tax assets likely to be realized. In determining these valuation allowances and deferred tax liabilities, Buhrmann’s assessment of future taxable income, tax planning and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with in-house and outside tax experts. If actual future taxable income is different than originally assessed, if tax planning fails to materialize or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation allowances on deferred tax assets and the deferred tax liabilities may have to be adjusted which may have an affect on Buhrmann’s reported tax expense and net result in future years.

Currency translation and exchange differences on loans and currency swaps

Translation and exchange differences on loans and currency swaps are recorded in income except if they relate to inter-company loans extended by a Group company, including the parent, to another Group company insofar as these loans are designated as permanently invested, in which case differences are recorded directly in shareholders’ equity. Translation differences on loans extended by third parties and currency swaps concluded with third parties, which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are also recorded directly in shareholders’ equity.

The designation of loans as permanently invested requires certain subjective judgments from management as to, among other things, the intended renewal of loans at maturity and hedge effectiveness.

Major Events

The following events substantially affected our results of operations for the periods presented and our Consolidated Financial Statements for 2004, 2003 and 2002 and should be considered in light of these events:

2004

In the second and third quarter of 2004, changes to the capital structure were made. We repaid the $350 million 12 1/4% Senior Subordinated Notes due 2009. We funded the repayment by issuing $150 million of new 8 1/4% Senior Subordinated Notes due 2014, increasing the Term Loans under the Senior Credit Facility by $125 million and using available liquidity in the Company. Simultaneously, certain term loans (Term Loans B) were replaced by the Term Loans C, thereby lowering the interest rate throughout the pricing matrix by 25 basis points.

The U.S. dollar continued to weaken against the euro with the year-end exchange rate 7% lower, and the average exchange rate 9% lower as compared to 2003.

A number of exceptional items were reported affecting the net result by negative €14 million.

2003

In the fourth quarter, the existing senior credit facility was repaid and replaced by the Senior Credit Facility and the issuance of the €115 million Subordinated Convertible Bonds.

In the fourth quarter, an impairment charge on goodwill for Office Products Europe of €53 million was recorded.

In the fourth quarter, the sale of the Paper Merchanting Division was completed, leading to an exceptional loss after tax of €167 million, and to a net cash inflow of €637 million.

In the first quarter, an indemnity payment of €79 million was received which resulted in an exceptional net profit of approximately €58 million.

The U.S. dollar continued to weaken against the euro with the year-end exchange rate 17% lower, and the average exchange rate 16% lower as compared to 2002.

2002

In the fourth quarter, extraordinary charges of €111 million before tax were taken for restructuring plans, which include further reductions in the workforce and write-offs of redundant IT systems and distribution facilities.

In the fourth quarter, an impairment charge on goodwill of €573 million was recorded.

The year-end exchange rate of the U.S. dollar against the euro was 19% lower and the average exchange rate was 6% lower as compared to 2001.

Acquisitions and Divestments

In 2004, 2003 and 2002, Buhrmann made a number of smaller acquisitions, mainly in the Office Products Australia Division.

In the fourth quarter of 2004, Buhrmann sold the digital printing activities of its Graphic Systems Division to NexPress Solutions, Inc., a subsidiary of Eastman Kodak Company (NexPress).

On October 31, 2003, Buhrmann completed the sale of the Paper Merchanting Division to PaperlinX Limited. The initial consideration for the sale was €706 million. As the sale was made on a debt-free and cash-free basis, the consideration was accordingly reduced by €6 million. Under the terms of the final purchase agreement, there were certain agreed purchase price adjustments mainly related to the net asset value of the Paper Merchanting Division, pensions and restructuring. These purchase price adjustments resulted in a further reduction of the purchase price of €63 million. For further information, see note 3 to our consolidated financial statements included elsewhere in this Annual Report. Net sales of the Paper Merchanting Division were €2,266 million in 2003, until October 31, 2003, and €2,988 million in 2002.

In April 2003, Buhrmann sold the assets of DocVision B.V. (DocVision) (mailroom, copy and print services and archives management).

In 2002, no major divestments were made by Buhrmann.

These acquisitions and divestments affect the comparability of Buhrmann’s results of operations over the three-year period ending December 31, 2004.

Results of Operations

The following table sets forth, for the periods indicated, net sales, added value and operating result by Buhrmann’s divisions as well as net sales and operating result by geographic region.

	Year ended December 31,
	2004	2003	2002
	(in millions)
Summary by Division
Net Sales:
Office products North America	€3,628	€3,939	€4,931
Office products Europe and Australia	1,500	1,479	1,540
Graphic Systems	411	369	489
Sub-total excluding the Paper Merchanting Division	5,539	5,787	6,960
Paper Merchanting Division	—	2,266	2,988
Total Group	€5,539	€8,053	€9,948

Added Value:
Office products North America	€961	€1,018	€1,261
Office products Europe and Australia	420	392	413
Graphic Systems	95	85	118
Sub-total excluding the Paper Merchanting Division	1,476	1,495	1,792
Paper Merchanting Division	—	359	461
Total Group	€1,476	€1,854	€2,253

Operating Result:
Office products North America	€138	€115	€(273)
Office products Europe and Australia	47	(23)	(75)
Graphic Systems	0	(13)	23
Corporate	(24)	37	(20)
Sub-total excluding the Paper Merchanting Division	161	116	(345)
Paper Merchanting Division	—	55	44
Total Group	€161	€171	€(301)

Summary by Geographic Region
Net Sales:
United States	€3,268	€3,667	€4,665
United Kingdom	148	884	1,251
The Netherlands	281	772	961
Germany	321	701	817
Rest of European Union members	710	1,188	1,458
Australia and New Zealand	589	496	419
Rest of the World	222	345	377
Total Group	€5,539	€8,053	€9,948

Operating Result:
United States	€116	€96	€(296)
United Kingdom	0	22	28
The Netherlands (including Corporate)	(14)	0	33
Germany	(10)	(10)	(15)
Rest of European Union members	6	12	(101)
Australia and New Zealand	48	31	33
Rest of the World	15	20	17
Total Group	€161	€171	€(301)

Results of operations—year ended December 31, 2004 compared to year ended December 31, 2003

Net sales for the Buhrmann Group were €5,539 million in 2004 compared to €5,787 million in 2003, excluding the Paper Merchanting Division. At constant exchange rates this is an increase of 1.1%. Added value decreased from €1,495 to €1,476. At constant exchange rates, this is an increase of 4.3%, excluding the Paper Merchanting Division. Market conditions in North America gradually improved, while Europe remained difficult and Australia continued to grow.

Margin enhancement was supported by two of our key strategic initiatives: our Private Brand program and our Preferred Supplier initiative. There was an increase of orders and sales for printing equipment in our Graphic Systems Division.

We continued our disciplined working capital management and cost control. Combined with our improved operating results, return on capital employed improved further.

Our capital structure was further optimized. The Senior Credit Facility and the issue of the Subordinated Convertible Bonds in the fourth quarter of 2003 resulted in lower financing costs in 2004. In the third quarter of 2004, the maturity of our debt portfolio was extended. This was achieved by the successful placing of the 2014 Notes and an increase of loans under the Senior Credit Facility. Cash on hand from the proceeds was used to fund the tender for our 12 1/4% Senior Subordinated Notes due 2009 (the 2009 Notes).

We again achieved a positive available cash flow in 2004.

With effect from October 31, 2003, we divested our Paper Merchanting Division, which affects the comparability of our results of operations for the year ended December 31, 2004 with the year ended December 31, 2003. The consolidated statements of income and cash flows for 2003 only include income and cash flows of the Paper Merchanting Division for the period January 1 to October 31.

In December 2003, we recorded an impairment charge on goodwill for the Office Products Europe Division. No goodwill impairment charges were required in 2004.

Although the major proportion of our activities is conducted in U.S. dollars, our financial position, results of operations and cash flows as reported in euro were affected by the translation effects of the weakening of the exchange rate of the U.S. dollar to the euro in both 2004 and 2003. Changes at constant exchange rates in the tables below exclude the effect of fluctuations in currency exchange rates on reported numbers in euro.

Consolidated Results

Net sales; Added value; Operating result

The following table shows net sales, added value and operating result, excluding the Paper Merchanting Division and its related Corporate holding companies.

	2004	2003	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€5,539	€5,787	(4.3)%	1.1%
Added value	1,476	1,495	(1.2)%	4.3%
Operating result	€161	€116	38.4%	47.5%
Added value as a percentage of net sales	26.7%	25.8%
Operating result as a percentage of net sales	2.9%	2.0%

The following table shows net sales, added value and operating result, including the Paper Merchanting Division and its related corporate holding companies (until October 31, 2003).

	2004	2003	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€5,539	€8,053	(31.2)%	(27.3)%
Added value	1,476	1,854	(20.3)%	(15.8)%
Operating result	€161	€171	(6.0)%	0.2%
Added value as a percentage of net sales	26.7%	23.0%
Operating result as a percentage of net sales	2.9%	2.1%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales of our Group were €5,539 million in 2004 compared with €5,787 in 2003, excluding the Paper Merchanting Division, a decrease of 4.3% which is attributable to the further weakening of the U.S. dollar. At constant exchange rates, net sales were up 1.1%, excluding the Paper Merchanting Division. Net sales in the Office Products Europe and Australia Divisions combined, were level with last year at constant exchange rates, whereas the Graphics Systems Division increased net sales by 11.6%.

In 2004, the organic sales growth of the Group, excluding the Paper Merchanting Division, was 2% positive against a decline of 4% in 2003, mainly reflecting the recovery of demand in North America. Sales to our existing large account customers increased as a result of our initiative to extend the product range. Also, software sales progressed markedly in 2004 compared to 2003. We noticed encouraging signs of recovery in our business in the United Kingdom while our continental European operations continued to experience difficult market conditions. Our Australia and New Zealand based office products business continued to perform strongly in 2004.

Globally, our mid-market sales did not live up to our expectations, but we continued our investments in marketing, sales and service models for these markets.

Our Graphic Systems Division achieved noticeable growth in printing equipment orders in the second half of 2004, primarily reflecting the impact of the DRUPA exhibition in May 2004 and increased investment relating to the economic recovery.

The following table presents a calculation, on an organic basis, of net sales for the Group in 2004 as compared to 2003.

	2004	2003	Change in %
	(in millions, except percentages)
Net sales	€5,539	€8,053
Divestment of the Paper Merchanting Division	—	(2,266)
Net sales excluding the Paper Merchanting Division	5,539	5,787
Effect of currency exchange rate movements	—	(312)
Net sales at constant exchange rates excluding Paper Merchanting Division	5,539	5,474
Acquisitions and divestments	(14)	9
Variation in the number of working days	(14)	—
Change to commission-based model at ASAP(1)	243	153
Change in sales recognition of Graphic Systems Division(2)	—	13
Net sales on an organic basis	€5,743	€5,649	2%

(1)                                  Change to commission-based model at ASAP relates to sales of software products by ASAP whereby the manufacturer performs the billing and ASAP receives a commission from the manufacturer which is recorded as sales by ASAP. In the past, ASAP performed the billing of these sales and ASAP recorded sales and cost of sales separately rather than only the commission.

(2)                                  Change in sales recognition in the Graphic Systems Division relates to graphic machines of which the sale, as of January 1, 2003, is recognized at installation whereas prior to January 1, 2003, the sale was recognized at delivery of the machines.

Added value

In 2004, the added value of the Group benefited from increased sales and margin enhancement. The added value was €1,476 million in 2004 compared to €1,495 million in 2003, excluding the Paper Merchanting Division, a decrease of 1.2%. At constant exchange rates however, added value improved by 4.3% despite competitive pricing pressure. Added value as a percentage of net sales, excluding the Paper Merchanting Division, improved from 25.8% to 26.7% in 2004. This is largely attributable to our successful strategic initiatives to increase our share of private brand products and to convert customers to the products of preferred suppliers.

Graphic Systems continued its strategy to make sales less dependent on the economic cycle by increasing sales of Triple S, which also has higher margins.

In 2003, an exceptional charge of €5 million was recorded in added value in the Australian Division to fully comply with Buhrmann’s rebate and catalog income recognition policies. In 2004, no exceptional results were recorded in added value.

Operating result

Operating result of the Group increased 38.4% from €116 million in 2003, excluding the Paper Merchanting Division, to €161 million in 2004. At constant exchange rates the increase amounted to 47.5%, excluding the Paper Merchanting Division, driven by the increased added value.

Amortization of goodwill in 2004 amounted to €45 million, compared with €49 million in 2003, excluding the Paper Merchanting Division, predominantly due to the lower exchange rate of the U.S. dollar and a lower goodwill number due to an impairment charge of €53 million in 2003. This charge was recorded following the annual goodwill impairment test, as the calculated fair value of the European Office Products Division was lower than the book value. For 2004, no impairment charge was required, reflecting the improved business performance and prospects.

Depreciation costs of tangible fixed assets and internally used software decreased by 3.4% (at constant exchange rates, the increase was 2.4%) to €84 million in 2004 from €87 million in 2003, excluding the Paper Merchanting Division. Depreciation costs for 2004 include an incidental charge of €2 million for the write-off of software that could not be effectively used.

The number of full time employees, excluding the Paper Merchanting Division, was reduced by 1.2% to 17,618 at year-end 2004.

In 2004, exceptional results as part of operating result amounted to a loss of €5 million which consisted of a provision for announced restructuring activities in Office Products Europe. These restructuring activities included reorganizations at the Benelux offices as well as the copier division in Germany.

In 2003, total exceptional operating results amounted to an income of €43 million, excluding the Paper Merchanting Division, and consisted of the following:

•                  Office Products North America: a reassessment of lease commitments of vacant properties, which were included in the 2002 restructuring charge (expense of €6 million).

•                  Office Products Europe and Australia: an adjustment of catalog income recognition of Office Products Australia to fully comply with Buhrmann accounting policies (expense of €5 million); and additional restructuring charges in Office Products Europe (expense of €3 million).

•                  Graphic Systems: a restructuring charge (expense of €1 million).

•                  Corporate: primarily the result of an indemnity payment (income of €58 million net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.

The above mentioned factors resulted in an improvement of operating result as a percentage of net sales from 2.0% in 2003 (excluding the Paper Merchanting Division) to 2.9% in 2004.

Financial income and expense; Minority interests; Taxation

	2004	2003
	(in millions)
Total financing costs	€(103)	€(257)
Results from participations and other financial results	6	(102)
Total minority interests	(17)	(12)
Total taxes	33	68
Total financial items	€(81)	€(303)

Total financing costs

Net financing costs consist of interest costs and amortization of capitalized financing fees.

Excluding translation differences, interest costs were reduced by €79 million from €144 million in 2003 to €65 million in 2004, as a result of the lower average interest bearing debt level and lower interest rates following the optimization of the capital structure. After obtaining the Senior Credit Facility and issuing the Subordinated Convertible Bonds in the fourth quarter of 2003, we repaid our $350 million 2009 Notes in the third quarter of 2004. We financed the repayment with an issue of $150 million of new 2014 Notes, an increase of $125 million of Term Loans under the Senior Credit Facility and the balance and fees out of cash on hand. Simultaneously, the Term Loans B were replaced by Term Loans C as we used the opportunity to lower the interest on the Term Loans C by 0.25% compared to the Term Loans B.

Amortization of capitalized financing fees was €5 million in 2004 and €14 million in 2003.

In 2004, exceptional financing costs, before taxes, in a total amount of €35 million were recorded, consisting of:

•                  a premium paid to holders of the 2009 Notes in June 2004 of € 27 million;

•                  a non-cash write-off of capitalized financing fees of €4 million; and

•                  an exceptional financing cost of €4 million was recorded for actuarial results on the pensions of our U.S. forms management business.

In 2003, exceptional financing costs of €96 million were recorded. This includes an impairment of capitalized financing fees of €53 million as a result of repayments of debt with the proceeds from the sale of the Paper Merchanting Division, the replacement of our old Senior Credit Facility and the issue of the Subordinated Convertible Bonds. This also includes a charge of €40 million as a result of settlement of interest rate swaps following the debt reduction in order to achieve a fixed to variable rate profile in line with our policy for hedging interest rate risks. In addition, in connection with the refinancing of our old senior credit facility with the Senior Credit Facility and the issue of the Subordinated Convertible Bonds, exceptional advisory costs of €5 million were recorded.

Total financing costs also includes the resulting currency translation differences on accounts receivable, cash and liabilities after application of currency forward contracts and certain currency translation differences on intercompany loans amounting to an income of €2 million in 2004 and a loss of €3 million in 2003.

Results from participations and other financial results

Exceptional other financial results in 2004, of €6 million in total, include exceptional income from the release of contractual provisions related to former divestments as well as write-offs of some minor investments.

Exceptional other financial results in 2003 include a book loss of € 79 million from the sale of the Paper Merchanting Division, related transaction costs of €15 million and provisions for indemnities and warranties of €18 million. Also included is a €7 million gain from the sale of DocVision and a gain of €2 million due to a release of a divestment related provision which was no longer needed.

Minority interests

Minority interests mainly represent the 48.5% share of third-parties in the result of Corporate Express Australia Ltd., a publicly traded company. In 2003, exceptional results of €2 million of income were included relating to the adjustment of catalog income recognition of Office Products Australia to fully comply with Buhrmann accounting policies.

Taxes on result from ordinary operations

The effective tax rate amounted to negative 9% in 2004 (2003: positive 12%) and is below Buhrmann’s weighted average statutory tax rate of 31% (2003: 28%) due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives. Tax results in 2004 and 2003 benefited from changes in the composition of the geographic distribution of taxable earnings and finalized tax audits leading to a release of allowances, which were recorded in previous years, and which are no longer deemed necessary. As a result of finalizing tax audits €8 million of tax provisions was released in 2004. Exceptional profit tax in 2004 of €20 million includes an exceptional non-cash benefit of €14 million related to the refinancing and financial results on the pensions of our U.S. forms management business. In addition, a tax benefit of €6 million was recorded on the fiscal finalization of the divestment of the Paper Merchanting Division.

In 2003, exceptional non-cash tax benefits of €76 million were recorded. Following the receipt of the indemnity payment, a tax benefit of €30 million was recognized resulting from the release of a valuation allowance regarding the former ISD (France) investments. The transaction structure for the sale of the Paper Merchanting Division and the subsequent debt reduction resulted in an €8 million tax benefit. The refinancing of Buhrmann led to a further impairment of capitalized financing fees resulting in the recognition of a tax asset of €11 million. Improved outlook on future taxable results triggered the release of a valuation allowance of €15 million. Tax provisions related to the acquisitions of both Corporate Express in 1999 and USOP in 2001 were released to an amount of €10 million.

Net result

	2004	2003
	(in millions)
Operating result	€161	€171
Total financial items	(81)	(303)
Net result	€80	€(132)

Office Products North America

	2004	2003	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€3,628	€3,939	(7.9)%	0.5%
Added value	961	1,018	(5.6)%	3.2%
Operating result	€138	€115	19.5%	30.0%
Added value as a percentage of net sales	26.5%	25.9%
Operating result as a percentage of net sales	3.8%	2.9%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales in the Office Products North America Division decreased by 7.9% from €3,939 million to €3,628 million, but increased by 0.5% at constant exchange rates. The office products business strengthened its position in the large account segment benefiting from the single sourcing strategy and product range extensions. As an example, the category of facility products achieved double-digit growth, exceeding expectations. Also, customers’ total procurement costs were addressed by our eCommerce tools and OneShopExpress® (one order, one invoice, one payment for multiple product lines) and as a result, new contracts have been won. Mid-market sales did not live up to our expectations, but we continued our investments in marketing, sales and service models for these markets.

ASAP sales decreased from €788 million in 2003 to €768 million in 2004. At constant exchange rates, however, net sales increased by 5.3%. Reported net sales declined due to the continued shift of invoiced sales to a commission-based system whereby the manufacturer performs the billing and ASAP receives a commission from the manufacturer. In the past, ASAP performed the billing of these sales and ASAP recorded sales and costs of sales rather than only the commission. However, this shift had a minimal effect on the profitability of the business. ASAP continued its successful expansion and opened a new sales office in Canada.

Sales in the Office Products North America Division increased by 3%, on an organic basis, reflecting the gradually improved economic conditions with growth of white collar employment and stabilized spend on office products per white collar employee. Organic sales growth of office supplies (the office supplies business excludes the Division’s speciality business: software, forms and promotional marketing) was level with last year. This includes the impact of the increased share of lower priced products under our own Corporate Express brand name which results in a lower sales value but higher returns. Adjusting for this substitution effect, organic sales growth was 4% for the whole Division.

The following table presents a calculation, on an organic basis, of net sales for the Office Products North America Division in 2004 as compared to 2003.

	2004	2003	Change in %
	(in millions, except percentages)
Net sales	€3,628	€3,939
Effect of currency exchange rate movements	—	(329)
Net sales at constant exchange rates	3,628	3,610
Variation in the number of working days	—	—
Change to commission-based model at ASAP(1)	243	153
Net sales on an organic basis before effect of sales under Corporate Express brand name(2)	3,871	3,763	3%
Effect of sales under Corporate Express brand name	35	—
Net sales on an organic basis after effect of sales under Corporate Express brand name	€3,907	€3,763	4%

(1)                                  Change to commission-based model at ASAP relates to sales of software products by ASAP whereby the manufacturer performs the billing and ASAP receives a commission from the manufacturer which is recorded as sales by ASAP. In the past, ASAP performed the billing of these sales and ASAP recorded sales and cost of sales separately rather than only the commission.

(2)                                  This includes the impact of the increased share of lower priced products under our own Corporate Express Brand name.

Added value

Added value of Office Product North America Division decreased by 5.6%, from €1,018 million in 2003 to €961 million in 2004, reflecting the weakening of the U.S. dollar. At constant exchange rates, added value improved by 3.2%.

In addition to higher sales volumes, costs of goods sold were lower as a result of our successful strategic initiatives to increase the share of our own Corporate Express brand products and to convert customer products to our Preferred Supplier program, which allowed us to benefit from suppliers’ allowances and promotional incentives.

ASAP delivered an added value of €73 million in 2004 (an increase of 11.2% compared to 2003 and at constant exchange rates an increase of 20.4%).

As a result of the initiatives, added value as a percentage of net sales of the Office Products North America division increased from 25.9% in 2003 to 26.5% in 2004, despite the negative impact of the higher share of lower margin software sales. ASAP realized an added value as percentage of net sales of 9.5% (8.3% in 2003).

Operating result

The operating result in Office Products North America Division benefited from the improved added value, maintaining high productivity, following the restructuring effort in previous years, and efficient logistics infrastructure. Operating result increased from €115 million in 2003 to €138 million in 2004 (an increase of 19.5%). At constant exchange rates, operating result increased 30.0%.

Total operating costs, excluding depreciation of tangible fixed assets and internally used software, as a percentage of net sales were 20.1% in 2004 as compared to 20.4% in 2003. In 2003, this included an exceptional expense of €6 million which was recorded due to a reassessment of lease commitments of vacant properties which were included in the 2002 restructuring program. In 2004, no exceptional operating expenses were recorded.

Amortization of goodwill decreased to €33 million in 2004 from €37 million in 2003 due to the lower exchange rate of the U.S. dollar.

Depreciation of tangible fixed assets and internally used software was €60 million in 2004 compared to €63 million in 2003. This is a decrease of 3.4%, however, measured at constant exchange rates, an increase of 5.8%. The depreciation charge of 2004 includes an incidental charge of €2 million for the write-off of software that could not be effectively used.

As a percentage of net sales, operating result improved, from 2.9% in 2003 to 3.8% in 2004. ASAP achieved an operating result of €31 million (4.0% of net sales). At constant exchange rates, ASAP’s operating result improved 32.3% compared to 2003.

Office Products Europe and Australia

	2004	2003	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€1,500	€1,479	1.4%	0.1%
Added value	420	392	7.1%	5.7%
Operating result	€47	€(23)
Added value as a percentage of net sales	28.0%	26.6%
Operating result as a percentage of net sales	3.1%	(1.6)%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales in the Office Products Europe and Australia Divisions combined increased by 1.4%, from €1,479 million in 2003 to €1,500 million in 2004. At constant exchange rates net sales were level with last year.

In Europe, we strengthened our position within the segment of large businesses and institutions, both locally and internationally. Our business in the United Kingdom showed first signals of gaining momentum and had a positive turn in the sales per day trend in the second half of 2004. In Germany, the largest European operating unit, the core office products business outperformed the market, but the copier business suffered from losses and has now been brought under the management of our Dutch business in an attempt to improve its efficiency. In the Netherlands we were impacted by the weak economic climate. In addition, we discontinued the unprofitable portions of our Dutch wholesale business, leading to a reduced sales value. Our operations in France showed particularly good growth rates while our other European operations showed a mixed but generally stable picture.

In Australia and New Zealand, net sales increased 15.3% in 2004 compared to 2003 measured at constant exchange rates. We maintained our strong performance in these markets as a leading full service distributor, due to our single-source business model, extended market coverage and new product categories. The facility products offer was extended and established in the majority of our locations with designated marketing and sales people. CE Direct (a dedicated sales and marketing team, rolling out a low cost “maximum touch point strategy”) was launched for the medium and small business segments in the Sydney market.

Organically, sales in the Office Products Europe and Australia Divisions combined decreased by 2% in 2004 compared to 2003 due to a 7% organic sales decline in Europe, partly offset by organic growth of 8% in Australia and New Zealand.

The following tables present a calculation, on an organic basis, of net sales for the Office Products Europe and Australia Divisions, respectively, in 2004 as compared to 2003.

Office Products Europe Division

	2004	2003	Change in %
	(in millions, except percentages)
Net sales	€911	€983
Effect of currency exchange rate movements	—	3
Net sales at constant exchange rates	911	986
Acquisitions and divestments	—	(7)
Variation in the number of working days	(5)	—
Net sales on an organic basis	€905	€978	(7)%

Office Products Australia Division

	2004	2003	Change in %
	(in millions, except percentages)
Net sales	€589	€496
Effect of currency exchange rate movements	—	14
Net sales at constant exchange rates	589	510
Acquisitions and divestments	(14)	17
Variation in the number of working days	(4)	—
Net sales on an organic basis	€571	€527	8%

Added value

Added value in the Office Products Europe and Australia Divisions combined showed an improvement of 7.1%, from €392 million in 2003 to € 420 million in 2004; at constant exchange rates, the increase was 5.7%. In 2003, this included an exceptional charge for the Australian Division of €5 million to fully comply with Buhrmann’s rebate and catalog income recognition policies. As a percentage of net sales, added value improved significantly to 28.0%, supported by our strategic initiatives. Both Divisions increased their share of private brand sales; the Australian Division extended the program to most of its specialty businesses (facilities, catering, promotional marketing, furniture). The European Division continued its product harmonization and rationalization initiative.

Operating result

The operating result for the combined Office Products Europe and Australia Divisions, increased from a loss of €23 million in 2003 to a profit of €47 million in 2004. Operating result as a percentage of net sales improved from negative 1.6% in 2003 to positive 3.1% in 2004 as a result of increased added value due to improved sourcing, private brand progress and margin management initiatives particularly in Germany. In Europe, operating costs were lowered in 2004 compared to 2003 due to reduction in staff levels, while in Australia headcount and costs increased.

Amortization of goodwill decreased to €6 million in 2004 from €8 million in 2003 due to a lower amount of goodwill after the impairment recorded in 2003. Following the outcome of the annual goodwill impairment test, an impairment of €53 million was recorded in 2003 as the calculated fair value of the European Office Products businesses combined was lower than the book value. No impairment charge was recorded in 2004.

Depreciation of tangible fixed assets and internally used software was stable at €20 million in both 2004 and 2003.

In 2004 and 2003, exceptional operating costs of €5 and €3 million, respectively, for additional restructuring charges in Europe were recorded.

Graphic Systems

	2004	2003	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€411	€369	11.6%	11.6%
Added value	95	85	11.9%	11.9%
Operating result	€0	€(13)
Added value as a percentage of net sales	23.2%	23.1%
Operating result as a percentage of net sales	0.0%	(3.6)%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales in the Graphic Systems Division increased by 11.6%, from € 369 million in 2003 to €411 million in 2004. While macro-economic conditions are still delaying a recovery, the lowest point of the investment cycle seems to have passed. Traditionally, sales of equipment of the Division correlate with the long-term investment cycle and therefore experience a level of cyclicality. The increase in orders for printing equipment in 2004 was in part a direct result of the successful presentation of productivity improvement for equipment shown at the DRUPA exhibition. The Division continued its strategy to make sales less dependent on the investment cycle by increasing the sales of Triple S in the Division’s total sales. The Division also sold its digital printing activities to NexPress in the fourth quarter of 2004.

Added value

The added value of the Graphic Systems Division was €95 million in 2004 compared with €85 million in 2003, an increase of 11.9%. Graphic Systems Division continued its strategy to make sales less dependent on the economic cycle by increasing Triple S sales which produce higher margins. Added value as a percentage of net sales increased slightly to 23.2% in 2004.

Operating result

Operating result in the Graphic Systems Division improved from a loss of €13 million in 2003 to break even in 2004. This was the result of higher sales volumes and slightly better added value margins. Also, the Division further reduced its cost base due to the divestment of its digital print and reduced staffing levels. Operating results improved from negative 3.6% in 2003 to break even in 2004.

The Division did not incur amortization or impairment cost of goodwill in 2004 or 2003.

Depreciation costs were stable at €4 million in 2004.

In 2003, exceptional operating costs of €1 million were recorded as additional restructuring charges. In 2004, no exceptional operating costs were recorded.

Corporate

Net corporate operating costs not allocated to the Divisions, were €18 million in 2004, an increase of €2 million compared to 2003 mainly because, in 2003, we benefited from some non-recurring benefits in operating costs.

In 2003, an exceptional operating income, not allocated to the Divisions, of €58 million was recorded which is the result of an indemnity payment (net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A. In 2004, no exceptional operating income or costs were recorded.

Amortization cost of goodwill not allocated to the Divisions was € 6 million in 2004 and €5 million in 2003.

Results of operations—year ended December 31, 2003 compared to year ended December 31, 2002

The majority of Buhrmann’s business activities are conducted in U.S. dollars. Buhrmann’s financial position, results of operations and cash flows reported in euro were significantly affected by the weakening of the exchange rate of the U.S. dollar to the euro in 2003. Changes at constant exchange rates in the tables below exclude the effect of currency exchange rate movements on reported numbers in euro.

In general, our business was affected by continuing difficult economic conditions in our major markets. Personnel reductions and lower spend per white collar employee resulted in lower demand from our existing office products customers. We partially compensated for this reduction in demand through product range extensions and the addition of new customers. In addition, customers of our graphic equipment were postponing their investments, leading to reduced sales levels in our Graphic Systems Division.

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

Our global office products business, mainly operating under the name of Corporate Express, made significant progress in optimizing operations. Our North American office supplies business completed streamlining its operations and centralizing back-office functions improving labor productivity by more than 10% in 2003. Our European office products operations were strengthened by the appointment of several new national management teams, reduced personnel numbers and further aligned their infrastructure. Our operations in Australia and New Zealand continued to expand geographic coverage and multiple lines of business through selective acquisitions. We continued to invest in these operations to strengthen our sales and marketing approach and enhance customer experience while helping them take cost out of their procurement process, thus maintaining our competitive advantage. In addition, information technology investments continued to drive operational efficiencies, fostering a more efficient internal administrative and operational service.

The sale of the Paper Merchanting Division in 2003 facilitated a substantial reduction in our net debt. The net consideration for the sale amounted to €637 million. The sale of the Paper Merchanting Division also enabled us to focus more of our attention and efforts on the office products business. We believe that the office products market offers attractive growth opportunities, a high profit margin, and a good return on capital employed.

During 2003 we reduced our total interest bearing debt by €899 million. At the end of 2003, Buhrmann’s total interest bearing debt amounted to €836 million compared to €1,735 million at the end of the previous year. In view of the relatively high financing costs in relation to the Company’s earnings performance, debt reduction was given the highest priority, while available cash flow was maximized through further stringent working capital management. The changed composition of the Group, the composition of our debt portfolio and the favorable capital market environment gave rise to an in-depth and favorable revision of Buhrmann’s financing structure with the refinancing of our senior credit facility with the Senior Credit Facility and the issue of the Subordinated Convertible Bonds, see “Financing activities” below. Particular attention was given to optimizing the duration and the composition of the debt portfolio to match the requirements of the Group going forward. In addition, the Senior Credit Facility enhances the flexibility in our operational and financial activities.

Consolidated results

Net sales; Added value; Operating result

The following table shows net sales, added value and operating result of the Buhrmann Group, including the Paper Merchanting Division which was sold with effect from October 31, 2003.

	2003	2002	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€8,053	€9,948	(19.0)%	(10.8)%
Added value	1,854	2,253	(17.7)%	(8.6)%
Operating result	€171	€(301)	—	—
Added value as a percentage of net sales	23.0%	22.6%
Operating result as a percentage of net sales	2.1%	(3.0)%

The following table shows net sales, added value and operating result excluding the Paper Merchanting Division and related Corporate holding companies.

	2003	2002	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€5,787	€6,960	(16.9)%	(6.4)%
Added value	1,495	1,792	(16.5)%	(5.7)%
Operating result	€116	€(348)	—	—
Added value as a percentage of net sales	25.9%	25.7%
Operating result as a percentage of net sales	2.0%	(5.0)%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales of the Group in 2003 were €8,053 million compared with €9,948 million in 2002, a decrease of 19.0%. Excluding the Paper Merchanting Division, net sales in 2003 were €5,787 million compared with €6,960 million in 2002, a decrease of 16.9%. This decrease is to a large extent attributable to the weakening of the U.S. dollar, which adversely affected net sales in the Office Products North America Division. At constant exchange rates, the decrease in net sales was 10.8% for the total Group and a decrease of 6.4% excluding the Paper Merchanting Division.

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

The organic sales growth for Buhrmann as a whole, excluding the Paper Merchanting Division, was negative 4.0% in 2003 as compared to 2002.

The following table presents a calculation, on an organic basis, of net sales for the Group in 2003 as compared to 2002.

	2003	2002	Change in %
	(in millions, except percentages)
Net sales	€8,053	€9,948
Divestment of the Paper Merchanting Division	(2,266)	(2,988)
Net sales excluding the Paper Merchanting Division	5,787	6,960
Effect of currency exchange rate movements	—	(780)
Net sales at constant exchange rates excluding the Paper Merchanting Division	5,787	6,180
Acquisitions	(26)	17
Divestments (excluding the Paper Merchanting Division)	(7)	(28)
Variation in the number of working days	41	—
Change to commission-based model at ASAP(1)	168	87
Change in sales recognition in the Graphic Systems Division(2)	16	—
Net sales on an organic basis	€5,979	€6,256	(4)%

(1)                                  Change to commission-based model at ASAP relates to sales of software products by ASAP whereby the manufacturer performs the billing and ASAP receives a commission from the manufacturer which is recorded as sales by ASAP. In the past, ASAP performed the billing of these sales and ASAP recorded sales and cost of sales separately, rather than only the commission.

(2)                                  Change in sales recognition in the Graphic Systems Division relates to graphic machines of which the sale, as of January 1, 2003, is recognized at installation, whereas prior to January 1, 2003 the sale was recognized at delivery of the machines.

Added value

Total added value of the Group was €1,854 million in 2003 compared to €2,253 million in 2002. This represented a decrease of 17.7%, or 8.6% at constant exchange rates. Total added value excluding the Paper Merchanting Division was €1,495 million in 2003 compared to €1,792 million in 2002, a decrease of 16.5%, or 5.7% at constant exchange rates. This decrease was predominantly a result of lower sales volumes. Added value as a percentage of net sales before exceptional results, excluding the Paper Merchanting Division, was 25.9% in 2003 compared to 25.7% in 2002.

In 2003, an exceptional charge of €5 million was recorded in added value in the Australian Division to fully comply with Buhrmann’s rebate and catalog income recognition policies.

Operating result

The operating result of the Buhrmann Group was an income of €171 million in 2003, compared to a loss of €301 million in 2002.

In 2003, a goodwill impairment charge of €53 million was recorded following the annual goodwill impairment test, as the calculated fair value of the European Office Products Division was lower than the book value. This reflects primarily the Division’s business performance, which was lower than expected when 2002’s impairment test was made. Following the annual goodwill impairment test in 2002, a goodwill impairment charge of €573 million was recorded which includes the Office Products North America Division (€ 423 million), the Office Products Europe Division (€124 million) and the Paper Merchanting Division (€26 million).

The amortization of goodwill was €52 million in 2003 compared to €70 million in 2002, a reduction of 25.7% or 15.2% measured at constant exchange rates which is due to a lower amount of goodwill as a result of an impairment charge in 2002.

As from the financial year 2003, Buhrmann’s operating result includes a number of “exceptional” results that are disclosed separately in order to increase comparability of results from normal operations (following new Guidelines for Annual Reporting in the Netherlands). In 2002, most of these exceptional results were excluded from operating result and classified as extraordinary result.

Total exceptional results in 2003 as part of operating result amounted to €51 million and consisted of the following:

•                  Office Products North America: a reassessment of lease commitments of vacant properties which were included in the 2002 restructuring charge (€ 6 million negative).

•                  Office Products Europe and Australia: an adjustment of catalog income recognition of Office Products Australia to fully comply with Buhrmann accounting policies (€5 million negative); and additional restructuring charges in Office Products Europe (€3 million negative).

•                  Graphic Systems: a restructuring charge (€1 million negative).

•                  Corporate: primarily the result of an indemnity payment (€58 million positive net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.

•                  Paper Merchanting Division: a reassessment of restructuring commitments related to revised numbers of redundancies and a continuation of property usage (€8 million positive).

Depreciation costs of tangible fixed assets and internally used software was €104 million in 2003 compared to €114 million in 2002. This is a decrease of 8.5%, however, measured at constant exchange rates it was an increase of 2.5%. The increase is a result of large investments in information technology systems, internally used software and distribution facilities in the past years.

Operating result was negatively affected by lower sales volumes which were partially offset by lower labor and other operating costs, mainly as a result of our restructuring and integration efforts.

Excluding the Paper Merchanting Division and related corporate holding companies, the operating result was an income of €116 million in 2003 compared to a loss of €348 million in 2002.

Financial income and expense; Minority interests; Taxation

	2003	2002
	(in millions)
Total financing costs	€(257)	€(199)
Results from participations and other financial results	(102)	16
Total minority interests	(12)	(12)
Total taxes	68	(18)
Total financial items	€(303)	€(213)

Total financing costs

Interest costs were substantially reduced in 2003 to €144 million from €182 million in 2002, a reduction of 20.9%. This is predominantly a result of lower average interest-bearing debt due to early repayments, especially from the proceeds of the sale of the Paper Merchanting Division, as well as from the positive cash flow from operations. Interest costs were also reduced in the course of 2003 as a number of interest rate swaps with relatively high fixed rates either matured or were cancelled. Interest rate margins in 2003, however, were slightly higher than in 2002 due to the application of the pricing structure of the Senior Credit Facility.

Amortization of capitalized financing fees was €14 million in 2003 and €22 million in 2002. In 2003, an exceptional impairment of capitalized financing fees of €53 million was recorded as a result of repayments of debt following the proceeds from the sale of the Paper Merchanting Division, the replacement of the Senior Credit Facility and the issue of the Subordinated Convertible Bonds.

As a consequence of the debt reduction, interest rate swaps were settled in order to achieve a fixed to variable rate profile in line with our policy for hedging interest rate risks. This resulted in an exceptional charge of €40 million.

In addition, in connection with the refinancing of our senior credit facility with the Senior Credit Facility and the issue of the Subordinated Convertible Bonds, exceptional advisory costs of €5 million were recorded.

Total financing costs also includes the resulting currency translation differences on accounts receivable, cash and liabilities after application of currency forward contracts and certain currency translation differences on intercompany loans.

Results from participations and other financial results

The sale of the Paper Merchanting Division resulted in a loss of €112 million in 2003, consisting of a book loss of €79 million, related transaction costs of €15 million and provisions for indemnities and warranties of €18 million. The profit from the sale of the assets of DocVision of €7 million was also included in the 2003 results. In 2002, an income of €13 million was recorded as a result of the release of a provision related to uncollectability of loan notes which were received with the sale of the Information Systems Division in 2000. These loan notes were redeemed in 2002 prior to their stated maturity.

Minority interests

Minority interests mainly represent the 48% share of third parties in the result of Corporate Express Australia Ltd, a publicly traded company. This includes an exceptional income of €2 million in connection with the adjustment of the recognition of catalog contributions in the Office Products Australia Division to fully comply with Buhrmann accounting policies.

Taxes on result from ordinary operations

In 2003, exceptional non-cash tax benefits of €76 million were recorded which include a tax gain of €30 million as a result of the receipt of the indemnity payment awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A. The transaction structure for the sale of the Paper Merchanting Division and the subsequent debt reduction resulted in an €8 million tax benefit. The refinancing of Buhrmann led to a further impairment of capitalized financing fees resulting in the recognition of a tax asset of €11 million. Improved outlook on future taxable results triggered the release of a valuation allowance of €15 million. Tax provisions related to the acquisitions of both Corporate Express in 1999 and USOP in 2001 were released to an amount of €10 million.

Tax expense on result from operations before exceptional tax results was €8 million in 2003 compared to €18 million in 2002. The decrease in tax expense is mainly due to lower taxable income in 2003 due to lower operating result before amortization and impairment of goodwill which are predominantly non-deductible. In addition, taxes on result from operations in 2003 and 2002 benefited from changes in the composition of the geographic distribution of taxable income and finalized tax audits which led to a release of allowances on deferred tax assets which were recorded in previous years and which are no longer deemed necessary.

Buhrmann’s effective tax rate was 12.5% in 2003 and 12.2% in 2002. The effective tax rate is determined based on the ratio of taxes on result from operations to the amount of result from operations before taxes and exceptional and extraordinary results and before, as these items are predominantly exempted from taxes, amortization and impairment of goodwill. Buhrmann’s effective tax rate is below Buhrmann’s weighted average statutory tax rate of 28% in 2003 (2002: 26%) due to changes in valuation allowances, predominantly related to the valuation of losses carried forward, exempt income, non-deductible expenses and incentives.

Result from operations; Extraordinary result; Net result

	2003	2002
	(in millions)
Operating result	€171	€(301)
Total financial items	(303)	(213)
Result from operations before extraordinary result	(132)	(514)
Extraordinary result	—	(74)
Net result	€(132)	€(588)

Extraordinary result

Extraordinary result in 2002 consisted of extraordinary income of €10 million and extraordinary losses of €113 million and a related tax gain of €29 million. Extraordinary income relates to a release of €10 million of a provision for warranties relating to divested companies in previous years which were settled in 2002. Extraordinary losses in 2002 includes a charge of €111 million relating to both restructuring measures and write-offs on information technology and distribution infrastructure. As of January 1, 2003, these items are no longer presented as extraordinary results.

Office Products North America Division

	2003	2002	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€3,939	€4,931	(20.1)%	(5.6	) %
Added value	1,018	1,261	(19.2)%	(4.0)%
Operating result	€115	€(273)	—	—
Added value as a percentage of net sales	25.9%	25.6%
Operating result as a percentage of net sales	2.9%	(5.5)%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales in the Office Products North America Division decreased by 20.1% to €3,939 million in 2003, compared to €4,931 million in 2002. At constant exchange rates, sales were 5.6% lower than in 2002. The perceived recovery of the economic growth in the United States did not result in 2003 in an increase in employment rates, and therefore did not result in increased sales in the Office Products North America Division, as the demand for office products relates primarily to the number of office workers employed by our customers and their spending per office worker. Sales of office supplies on an organic basis were almost level with 2002. The office supplies business excludes the Division’s specialty businesses ASAP, forms and promotional marketing. The Division’s software sales also declined due to a continuing shift from invoiced sales to a commission-based system. Also in 2002, software sales benefited strongly from promotional activities of a major supplier, which were not repeated to the same extent in 2003.

Organically, sales were 3% lower in 2003 compared to 2002.

The following table presents a calculation, on an organic basis, of net sales for the Office Products North America Division in 2003 as compared to 2002.

	2003	2002	Change in %
	(in millions, except percentages)
Net sales	€3,939	€4,931
Effect of currency exchange rate movements	—	(760)
Net sales at constant exchange rates	3,939	4,171
Acquisitions	(14)	—
Variation in the number of working days	33	—
Change to commission-based model at ASAP(1)	168	87
Net sales on an organic basis	€4,126	€4,258	(3)%

(1)                                  Change to commission-based model at ASAP relates to sales of software products by ASAP whereby the manufacturer performs the billing and ASAP receives a commission from the manufacturer which is recorded as sales by ASAP. In the past ASAP performed the billing of these sales and ASAP recorded sales and cost of sales separately, rather than only the commission.

Added value

In our Office Products North America Division, added value decreased by 19.2% to €1,018 million in 2003 from €1,261 million in 2002. Measured at constant exchange rates, the decrease was 4.0%. Added value as a percentage of net sales increased slightly to 25.9% in 2003 from 25.6% in 2002, reflecting the change in the product mix with a lower share of software sales. Within the office supplies business, the share of the strategic and large-account customers remained high and the proportion of competitively priced “contract” sales increased further. Margin levels per product group were relatively stable, however margins in the mid- and small-market segment increased. Margin improvements were achieved through global sourcing initiatives and the expansion of the Division’s private brand program. Rebates from suppliers increased and allowances paid to customers increased, both in comparison with sales levels. In 2003, software sales contributed €66 million to the Division’s added value or 8.3%, of software sales, which is at the same level as in 2002.

Operating result

Amortization of goodwill decreased to €37 million in 2003 from €48 million in 2002 due to the lower exchange rate of the U.S. dollar and a lower amount of goodwill after the impairment recorded in 2002. Following the outcome of the annual goodwill impairment test, an impairment of €423 million on the remaining goodwill was recorded in 2002 as the business performance was lower than expected when the relevant acquisitions were made. In 2003, the annual impairment test did not result in a goodwill impairment for Office Products North America.

Depreciation of tangible fixed assets and internally used software was €63 million in 2003 compared to €69 million in 2002. This is a decrease of 8.7%, however, measured at constant exchange rates, this is an increase of 8.7%. This increase is due to the large investments in information technology systems, internally used software and distribution facilities made in the past years.

Operating result was negatively affected by lower added value which was partially compensated by lower labor and other operating costs, largely due to restructuring measures implemented in the course of 2003. The restructuring entailed among other things a significant reduction in the number of employees, the closure of several facilities and the expansion of the Division’s shared service facility. Total operating costs, excluding depreciation of tangible fixed assets and internally used software, as a percentage of net sales were 20.4% in 2003 as compared to 20.2% in 2002, despite the decline in sales and an exceptional expense of €6 million in 2003 due to a reassessment of lease commitments of vacant properties which were included in the 2002 restructuring program. The charge for the restructuring program in 2002 was recorded as an extraordinary expense.

Office Products Europe and Australia Division

	2003	2002	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€1,479	€1,540	(4.0)%	(3.0)%
Added value	392	413	(5.1)%	(3.6)%
Operating result	€(23)	€(75)	(68.8)%	(69.3)%
Added value as a percentage of net sales	26.6%	26.8%
Operating result as a percentage of net sales	(1.6)%	(4.9)%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales in the Office Products Europe and Australia Divisions combined, decreased by 4.0% to €1,479 million in 2003 from €1,540 million in 2002. Measured at constant exchange rates, the decrease amounted to 3.0%. Sales in particular declined in Germany and the Benelux. In these markets our strategic and large-account customers implemented personnel rationalization and cost-reduction initiatives. In addition, our business in the United Kingdom lost sales due to internal restructuring, which was resolved in the second half of 2003. In those European countries where the customers are predominantly small- and medium-sized, sales continued to grow. The Office Products Europe Division made progress in harmonizing its local European businesses. In each of the Division’s local businesses, dedicated sales teams were established for both the strategic and large account and the mid-market account segment.

Our Australia and New Zealand-based office products business continued to perform strongly in 2003 with an increase in net sales of 18.4% to € 496 million in 2003 from €419 million in 2002. The increase at constant exchange rates was practically the same at 18.5%. Large customers decreased their office products spending but this was more than offset by growth and increased penetration in the mid- and small-markets, using dedicated sales teams. The expansion of specialty product categories (such as facility, break room and safety supplies) reflected the successful development of the single-source business model.

On an organic basis, sales in the Office Products Europe Division were 9% lower than in 2002 whereas sales in the Office Products Australia Division were 11% higher than in 2002 on an organic basis.

The following tables present a calculation, on an organic basis, of net sales for the Office Products Europe and Australia Divisions, respectively, in 2003 as compared to 2002.

Office Products Europe Division

	2003	2002	Change in %
	(in millions, except percentages)
Net sales	€983	€1,121
Effect of currency exchange rate movements	—	(20)
Net sales at constant exchange rates	983	1,101
Divestments	(7)	(28)
Variation in the number of working days	(4)	—
Net sales on an organic basis	€972	€1,072	(9)%

Office Products Australia Division

	2003	2002	Change in %
	(in millions, except percentages)
Net sales	€496	€419
Effect of currency exchange rate movements	—	(1)
Net sales at constant exchange rates	496	418
Acquisitions	(12)	17
Net sales on an organic basis	€484	€435	11%

Added value

Added value in the Office Products Europe and Australia Divisions combined, decreased by 5.1% to €392 million in 2003 from €413 million in 2002 or 3.6% measured at constant exchange rates. Added value as a percentage of net sales was 26.6% in 2003, the same level as in 2002. In 2003, an exceptional charge of €5 million was recorded in the Australian Division to fully comply with Buhrmann’s rebate and catalog income recognition policies. In Europe, sales of stationery supplies showed a decline whereas sales of computer supplies remained stable. As a result of the continuing weak economic climate and competitive pressure, price and margin pressure remained present in 2003. The European business launched a new private brand offering in 2003 and the Australian business increased the share of sales under its own brand which helped to maintain margins and offers our customers an attractive alternative to manufacturers’ brands.

Operating result

Amortization of goodwill decreased to €8 million in 2003 from € 15 million in 2002 due to a lower amount of goodwill after the impairment recorded in 2002. Following the outcome of the annual goodwill impairment test, an impairment of €53 million was recorded in 2003 as the calculated fair value of the European Office Products businesses combined was lower than the book value. This reflects primarily the recent performance of the European Office Products Division, which is lower than we expected when the 2002 impairment test was made which resulted in an impairment of goodwill of €124 million.

Depreciation of tangible fixed assets and internally used software was stable at €20 million in both 2003 and 2002.

Operating result in the Office Products Europe and Australia Divisions combined, was negatively affected by the decline in added value in Europe due to lower sales levels, which was only partly offset by the increase in added value in Australia.

In Europe, labor and other operating costs were 4.3% lower, which was the result of further integration and streamlining of the operations. In the Netherlands, a new distribution center was brought into use while in other countries, such as Italy, facilities were modernized. The implementation of a new warehouse system in Australia had a temporary negative impact on labor and operating costs.

In 2003, exceptional operating costs of €3 million for additional restructuring charges in Europe were recorded. In 2002, the charge for restructuring was recorded as an extraordinary expense.

Graphic Systems Division

	2003	2002	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€369	€489	(24.5)%	(24.5)%
Added value	85	118	(28.0)%	(28.0)%
Operating result	€(13)	€23	—	—
Added value as a percentage of net sales	23.1%	24.1%
Operating result as a percentage of net sales	(3.6)%	4.7%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

Net sales

Net sales in the Graphic Systems Division decreased by 24.5% to €369 million in 2003 from €489 million in 2002, and organically by 21%. Sales of machinery were sharply down from 2002 as the European graphic industry continued to postpone capital investments in the wake of low business volumes in the market for print publications. Traditionally, sales of machinery in our Graphic Systems Division correlate with the investment cycle, and therefore experiences more cyclicality than Buhrmann’s other divisions. Additionally, the tight lending climate in 2003 made it difficult for printers to buy new equipment. Overall however, the Division made good progress in its strategy to make its sales less dependent on the economic cycle. Sales of services (such as configuration and repairs), supplies and spare parts continued to grow to approximately 40% of the Division’s total sales in 2003.

Added value

Added value in the Graphic Systems Division decreased by 28.0% to €85 million in 2003 from €118 million in 2002. The added value as a percentage of net sales decreased to 23.1% in 2003 from 24.1% in 2002. Margins on machinery declined in 2003 due to severe competition as commercial printers continued to face a low capacity utilization and manufacturers have overcapacity. Higher inventory and receivables provisions also had a negative impact on added value. Conversely, the increase in sales of services, supplies and spare parts, which have higher margins, had a positive effect on added value.

Operating result

The decrease in operating result was due to a decline in added value as a result of lower sales while employee levels were reduced and cost levels, including depreciation, remained stable.

The Division did not incur amortization or impairment cost of goodwill in 2003 or 2002.

Exceptional costs of €1 million in 2003 were recorded as additional restructuring charges. In 2002, the charge for restructuring was recorded as an extraordinary expense.

Paper Merchanting Division

	2003	2002	Change in €	Change at constant rates(1)
	(in millions, except percentages)
Net sales	€2,266	€2,988	(24.2)%	(21.0)%
Added value	359	461	(22.1)%	(18.7)%
Operating result	€55	€44	25.0%	32.8%
Added value as a percentage of net sales	15.8%	15.4%
Operating result as a percentage of net sales	2.4%	1.5%

(1)                                  We present our results on a constant currency basis by converting our prior year results into euro at the current year average exchange rate. We explain why we believe the presentation of this non-GAAP financial measure provides useful information regarding our financial performance in the “Use of Non-GAAP Financial Measures” section of this Item 5.

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

Operating result

Operating result in the Paper Merchanting Division increased to €55 million in 2003 from €44 million in 2002. This is predominantly due to the impairment charge of goodwill of €26 million in 2002 resulting from the annual goodwill impairment test. In 2003, no goodwill impairment was recorded.

There was no major change in depreciation of tangible fixed assets and internally used software in the period January 1 to October 31, 2003 compared to the same period in 2002.

Operating result was negatively affected by the decrease in added value while labor and other operating costs were 5.3% lower than in the same period in 2002, or 1.0% at constant exchange rates. This was compensated for by an exceptional operating income of €8 million in 2003 due to a reassessment of restructuring commitments resulting from the 2002 restructuring program. In 2002, the charge for these restructuring commitments was recorded as an extraordinary expense.

Corporate

Corporate net operating costs not allocated to the Divisions were €16 million in 2003 and in 2002. In 2003, higher labor costs could be compensated by lower other operating costs (such as insurance and consultancy costs).

Furthermore, there was an exceptional income, not allocated to the Divisions, in 2003 of €58 million which was the result of an indemnity payment (net of costs) awarded to Buhrmann as the outcome of arbitration proceedings against the French company Ipfo Bail S.A.

Amortization cost of goodwill not allocated to the Divisions was € 5 million in 2003 and €4 million in 2002.

Liquidity and Capital Resources

Liquidity

Buhrmann’s liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring. Our primary source of liquidity is cash generated from operations. The following table sets forth cash flow movements for the periods indicated (includes the Paper Merchanting Division until October 31, 2003):

	Twelve Months ended December 31,
	2004	2003	2002
	(in millions)
Net cash provided by operating activities	€223	€272	€258
Net cash provided by (used in) investing activities	(82)	544	(138)
Available cash flow	141	816	120
Net cash (used in) financing activities	(127)	(681)	(208)
Net cash flow	€14	€135	€(88)

Net cash provided by operating activities

Net cash provided by operating activities was €223 million in 2004, compared with €272 million in 2003 (including the Paper Merchanting Division).

An €83 million lower operating result in 2004 compared 2003 adjusted for non-cash items (depreciation of tangible fixed assets and internally used software, amortization and impairment of goodwill, additions to/releases from provisions) was more then compensated by lower spending related to cost saving restructuring activities of €25 million and lower interest payments of €72 million. Operating result in 2003 includes the Paper Merchanting Division until October 31.

Working capital was further reduced by €36 million in 2004 and €81 million in 2003. Average working capital as a percentage of net sales decreased from 12.3% in 2003 to 9.5% in 2004.

Interest payments decreased as a result of the lower average interest-bearing debt at lower average interest rates following the optimization of our debt portfolio in fourth quarter of 2003 and the third quarter of 2004.

Profit tax payments were stable at €22 million.

Cash flow from operating activities in 2003 includes a receipt of € 79 million of indemnities resulting from the arbitration proceedings against the French company Ipfo Bail.

Net cash provided by (used in) investing activities

Net cash used in investing activities was €82 million in 2004 compared to €544 million provided in 2003.

Capital expenditure amounted to €59 million in 2004 compared to €79 million in 2003. A significant portion of our capital expenditure represents the development of information technology, eCommerce and logistics systems.

Cash used for acquisitions predominantly relates to the Office Products Australia Division and amounted to €6 million in 2004, compared with €10 million in 2003.

In 2004, €10 million was paid for transaction fees related to divested companies.

Divestment proceeds in 2003 were €641 million, which include the proceeds from the sale of the Paper Merchanting Division (€637 million) and the sale of the assets of DocVision (€8 million), reduced by related payments.

The resulting available cash flow from operations after giving effect to investment activities was €141 million in 2004 compared to € 816 million in 2003.

Net cash (used in) financing activities

Net cash used in financing activities was €127 million in 2004 compared to €681 million in 2003.

In 2004, Buhrmann successfully tendered for the $350 million 2009 Notes. The tender, including a premium of $27 million paid to holders who tendered their 2009 Notes, and the remaining 2009 Notes which were not tendered were funded by an issue of $150 million of new 2014 Notes, an increase of $125 million of Term Loans and cash on hand of $118 million. In 2004, the financing fees, related advisory costs, tender premium for the tender, the issue of new 2014 Notes and the increase of Term Loans amounted to €35 million. Also, in 2004, fees of €4 million were paid related to the refinancing of 2003.

In 2003, early repayments of long-term debt were mostly funded out of the proceeds of the sale of the Paper Merchanting Division supplemented by cash flows from operations. In December 2003, Buhrmann placed its €115 million of Subordinated Convertible Bonds and entered into the Senior Credit Facility.

The financing fees and related advisory costs paid for the issue of the Subordinated Convertible Bonds and the entering into the new Senior Credit Facility in December 2003 amounted to €25 million. As a result of the repayment of long-term debt, some interest rate swaps were settled, in accordance with Buhrmann’s policy on hedging for interest rate risks, which resulted in a cash outflow of €40 million in 2003.

In 2004, Buhrmann paid cash dividends on its Preference Shares A of € 11 million. The dividend on Preference Shares C for 2003, paid in 2004, was paid entirely in additional Preference Shares C. The dividend on Ordinary Shares for 2003, which was €0.07 per share, was paid out in additional Ordinary Shares.

Payments to minority shareholders amounted to €8 million in 2004 compared to €7 million in 2003.

The resulting net cash flow was positive €14 million in 2004 compared to positive €135 million in 2003 which was reflected in the movements in net liquid funds.

Capital Resources

Buhrmann’s cash requirements for needs in excess of cash generated by operations are largely funded by borrowings under arrangements with commercial banks and debt raised in the capital markets.

Buhrmann incurred substantial indebtedness in connection with the acquisition of Corporate Express in October 1999 which was partly funded through a senior credit facility and the issuance of $350 million 2009 Notes. After the sale of the Paper Merchanting Division, the original senior credit facility was replaced with the Senior Credit Facility in December 2003. In addition to the new Senior Credit Facility, Buhrmann issued its €115 million Subordinated Convertible Bonds in December 2003 which are listed on the Amsterdam Stock Exchange.

In July 2004, Buhrmann successfully tendered for the $350 million 2009 Notes. The tender was funded by an issue of 2014 Notes, an increase of Term Loans under the Senior Credit Facility and cash on-hand.

Buhrmann also has an accounts receivable securitization program under which funds are raised by pledging accounts receivable from subsidiaries in the Netherlands and the United States as security for short-term and medium-term borrowings.

The Senior Credit Facility

The Senior Credit Facility was arranged in the course of 2003 and funded on December 31, 2003. The Senior Credit Facility initially consisted of a Term Loan A of €120 million and Term Loans B with tranches of € 50 million and $380 million plus a working capital facility of €255 million. On July 1, 2004, the Term Loans B were converted into Term Loans C. The U.S. dollar tranche Term Loans C was increased by $125 million. The security provided for the Senior Credit Facility is a pledge on assets by Buhrmann NV, Buhrmann US Inc. and substantially all of Buhrmann’s existing and future U.S. subsidiaries and certain of its material non-U.S. subsidiaries. Borrowings under the Senior Credit Facility bear interest at floating rates related to LIBOR or EURIBOR, as applicable, for the relevant currency for varying fixed interest periods. The interest rate margins for the working capital facility, the Term Loan A and the Term Loans C vary with the leverage ratio (pricing grid). The initial margin for the working capital facility and the Term Loan A is 2.50%. The initial margin for the Term Loans C is 2.50%. The working capital facility carries a fee of 0.75% for the undrawn balance. The documentation of the Senior Credit Facility provides for uncommitted increases in the working capital facility and term loans subject to meeting certain conditions such as a maximum senior leverage ratio.

The Senior Credit Facility imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Also, Buhrmann is required to apply a percentage of the proceeds of any equity offering (other than certain equity offerings to finance the purchase of the Preference Shares C) and sale of assets to the prepayment of debt under the facility. Under the Senior Credit Facility, Buhrmann must also comply with certain financial covenants. Buhrmann was in compliance with these financial covenants as of December 31, 2004. It is noted that among other things, the earnings before depreciation of tangible fixed assets and internally used software and amortization of goodwill used for banking covenant calculation purposes may differ significantly from the EBITDA as derived from our consolidated financial statements due to specific contractual definitions. Also, profit and loss items are calculated on a rolling four-quarterly basis. If Buhrmann fails to comply with the covenants in the Senior Credit Facility, there could be an event of default under the Senior Credit Facility. In addition, the lenders under the Senior Credit Facility could demand repayment of the debt under the Senior Credit Facility, and seek to foreclose on Buhrmann’s assets that secure the Senior Credit Facility. Buhrmann can on occasion obtain consent from its lenders to amend certain terms and conditions of the Senior Credit Facility, which may involve additional fees.

8 1/4% Senior Subordinated Notes due 2014

In June 2004, Buhrmann US Inc. issued $150 million in aggregate principal amount of 8 1/4% Senior Subordinated Notes due 2014 in a private placement. These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In September 2004, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for $150 million in aggregate principal amount of the 2014 Notes, the terms of which were substantially identical to the unregistered bonds issued in June. The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding unregistered 2014 Notes for the newly registered 2014 Notes. Pursuant to this exchange offer, which closed in October 2004, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

7-year Subordinated Convertible Bonds

In addition to the Senior Credit Facility, in December 2003, Buhrmann issued its €115 million Subordinated Convertible Bonds, which are listed on the Amsterdam Stock Exchange. The Subordinated Convertible Bonds have a coupon of 2% which is payable annually on June 18 and is convertible into Buhrmann Ordinary Shares at a conversion price of €8.40 per Ordinary Share. The Subordinated Convertible Bonds must be redeemed on or before December 18, 2010. Buhrmann has the option to redeem the Subordinated Convertible Bonds after July 9, 2008 if the official closing price of Buhrmann’s Ordinary Shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

Accounts Receivable Securitization Program

Buhrmann has an accounts receivable securitization program under which funds are raised by pledging accounts receivable from operating companies in the Netherlands and the United States as security for short-term and medium-term borrowings. The operating companies sell their accounts receivable to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of short term notes (Short Term Notes) and medium term notes (Medium Term Notes, and together with the Short Term Notes, the Term Notes). At December 31, 2004, accounts receivables of €239 million were pledged under this program. The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in our consolidated balance sheet.

The Short Term Notes are issued in U.S. dollars, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged, fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. To ensure availability of re-financing for the notes, a back-up liquidity facility has been arranged. At December 31, 2004 and December 31, 2003, no Short Term Notes were issued or outstanding.

In July 2002, Medium Term Notes in U.S. dollars and GBP were issued. As a consequence of the sale of the Paper Merchanting Division, the collateral for the Medium Term Notes denominated in GBP in the form of accounts receivables denominated in GBP generated by Paper Merchanting companies in the United Kingdom, no longer existed. The Medium Term Notes outstanding in GBP, amounting to GBP 107 million were therefore redeemed on November 25, 2003. At December 31, 2004, $100 million of Medium Term Notes were outstanding. The average interest margin, including issuers cost, is approximately 0.50% over LIBOR.

The transactions relating to the accounts receivable securitization program are as follows:

The Dutch Originators sell their receivables on a true sale basis to the European receivables warehouse: Buhrmann Silver SA. Buhrmann Silver SA (a wholly owned Buhrmann subsidiary) sells the receivables onward to the Silver Securitisation B.V. (the European Master Purchaser). Silver Securitisation B.V. is a separate company of which the shares are held by a Stichting (Dutch Foundation) which is controlled by a board independent from Buhrmann. Silver Securitisation B.V. holds the European receivables and issues notes (Buhrmann Notes) with the receivables as security to the investors in the Buhrmann Notes. Investors in the Buhrmann Notes are Rheingold no 11 Ltd (a Jersey company sponsored by Deutsche Bank AG) as Initial Buhrmann Term Note Purchaser and Silver Funding Ltd as MTN issuer. The shares of Silver Funding are held by the Silver Funding Charitable Trust which is controlled by a board that is independent from Buhrmann.

In the United States the U.S. Originators sell their receivables to Buhrmann Silver US LLC (the U.S. Master Purchaser), which is a partnership with the U.S. Originators as partners. The U.S. Master Purchaser issues notes (Buhrmann U.S. Notes) to both the Initial Buhrmann Notes Purchaser and the MTN Issuer. The U.S. Master Purchaser and the European Master Purchaser have issued a cross guarantee on their respective receivables.

With the Buhrmann Notes and Buhrmann U.S. Notes as collateral, Rheingold no 11 Ltd and Silver Funding Ltd raise funds in the market. Rheingold no 11 issues Short Term Notes in the form of commercial paper through the CP Issuer Rheingold Securitisation Ltd. Silver Funding Ltd issues Medium Term Notes, which are listed on the Luxembourg Stock Exchange, in U.S. dollars and euro. As the euro denominated notes have the U.S. dollars pool as their primary collateral, the Term Notes outstanding in euro have been swapped to U.S. dollars until maturity of the Term Notes.

Buhrmann Stafdiensten B.V. (a Dutch Buhrmann company) services the program.

The receivables sold by the Dutch Originators and the U.S. Originators to Buhrmann Silver SA and Buhrmann Silver US LLC are included in Buhrmann’s consolidated balance sheet, both under Dutch GAAP and U.S. GAAP. Also the Buhrmann Notes issued by Silver Securitisation B.V. And the Buhrmann U.S. Notes issued by Buhrmann Silver US LLC are included in Buhrmann’s consolidated balance sheet, both under Dutch GAAP and U.S. GAAP.

Total scheduled debt payments, interest rate and currency hedges

As at December 31, 2004, Buhrmann is required to make the following scheduled debt payments:

	2005	2006	2007	2008	2009	>2009	TOTAL
	(in millions)
Term Loan A	€16	€16	€26	€26	€27	€0	€112
Term Loans C	4	4	4	4	4	396	417
2014 Notes	—	—	—	—	—	110	110
Subordinated Convertible Bonds	—	—	—	—	—	115	115
Account receivables securitization	—	—	74	—	—	—	74
Overdrafts & Others	19	12	—	—	2	—	33
Total debt	€39	€32	€104	€31	€34	€621	€861

Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann’s interest cost with respect to its long-term debt, of which 72% was issued at variable interest rates and 28% at fixed interest rates at December 31, 2004. The principal hedging agreements are a series of interest rate swaps (in euro and U.S. dollars) with a total principal of €294 million at December 31, 2004 for appropriate maturities. These swaps adjusted the interest rate profile of the long-term debt at December 31, 2004 to 63% fixed and 37% variable. For more information about our hedging policies and interest rate swaps, we refer to Item 11  “Quantitative and Qualitative Disclosures about Market Risk.”

Buhrmann also purchases various financial instruments and enters into certain agreements in the ordinary course of business in order to hedge price and foreign currency risks arising from the purchase of raw materials and the sale of its products.

Buhrmann US Inc. is the principal borrower under the Senior Credit Facility and the issuer of the 2014 Notes for the Buhrmann Group. Proceeds from borrowings received by Buhrmann US Inc. are used to finance the Group.

Research and development

Buhrmann’s policy is to expense costs of research as incurred and to capitalize costs of development. Costs of research were insignificant in the years 2004, 2003 and 2002.

Inflation

Cost inflation has been in line with the general economic conditions at around 2% in Buhrmann’s primary U.S. and European markets for each of the last three fiscal years.

Contractual Obligations, Contingent Liabilities, Commitments and Guarantees

The table below presents our on- and off-balance sheet contractual cash obligations as at December 31, 2004 (in millions).

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Total gross borrowings and interest	€1,047	€71	€194	€112	€670
Rent and operating leases	388	75	114	77	122
Repurchase guarantees	52	16	16	14	6
Other contractual obligations and guarantees	11	9	0	2	0
Total contractual cash obligations	€1,498	€171	€324	€205	€798

Total gross borrowings at December 31, 2004, were €861 million in total, which is further detailed under “Capital Resources “ above. Interest included in the table above does not include the effect of interest rate swaps which are described under off-balance sheet arrangements below.

Buhrmann has certain contingent liabilities, commitments and guarantees which are not included in the consolidated balance sheet, but are disclosed in the related notes.

Rent and Operating Leases of €388 million in total at December 31, 2004 (€436 million at December 31, 2003) are primarily related to distribution facilities and offices which the Company leases under non-cancelable operating leases. The amounts are the nominal value of future lease payments and are netted for sub-leases.

Repurchase guarantees of €52 million in total at December 31, 2004 (€64 million at December 31, 2003) mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

Other contractual obligations and guarantees of €11 million in total at December 31, 2004 (€24 million at December 31, 2003) mainly relate to investment commitments relating to expenditure on projects, such as the development of information technology systems.

Off-balance sheet arrangements

Buhrmann’s operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are separated from Buhrmann in pension funds to which Buhrmann makes contributions. For its employees in the United States, Buhrmann sponsors several defined contribution plans and a defined benefit plan with a relatively small number of participants. Depending on specific financing arrangements and funding levels, Buhrmann may incur liabilities for certain deficits which amounted to €10 million at December 31, 2004. No provisions were recorded in the balance sheet at December 31, 2004 in connection with this liability.

Buhrmann has commitments to purchasers of divested businesses with respect to indemnifications and representations and warranties. These commitments include indemnifications for the imposition of additional taxes upon the divested company and/or the purchaser covering the period before the divestment. For these indemnification and warranty commitments, a provision of €21 million is included in the consolidated balance sheet at December 31, 2004. This provision is calculated based on the expected payments to be made under these indemnification and warranty commitments.

In connection with the accounts receivable securitization program (the Program), Buhrmann has entered into agreements pursuant to which Buhrmann has agreed to guarantee the performance of the Buhrmann operating companies in the Netherlands and the United States that sell their accounts receivable into the Program (the Dutch Originators and the U.S. Originators respectively), and the servicers of the Program (including compliance with the terms of the documentation under the Program relating to selection and servicing of receivables). However, Buhrmann does not guarantee payment on any accounts receivable sold to the master purchasers (Master Purchasers) in accordance with the documentation under the Program nor does Buhrmann guarantee repayment of any notes issued in connection with the Program. Buhrmann’s obligations under the guarantees issued in connection with the Program are not quantifiable and are contingent in nature. For more information about the agreed guarantees in connection with the Program, we refer to the material contracts related to the Program which are filed as Exhibits 4.8 through 4.17. The transactions in the Program are described under “Accounts Receivable Securitization Program” above.

Buhrmann has entered into a number of forward foreign exchange and currency swap contracts and interest rate swap contracts which had an estimated negative fair value of €5 million at December 31, 2004. The estimated fair value of the outstanding forward foreign exchange and currency swap contracts and interest rate swap contracts indicates how much Buhrmann would have to pay as per the balance sheet date in exchange for termination of these contracts without further commitments.

Buhrmann has issued certain performance guarantees, usually in the form of standby letters of credit, to an estimated maximum amount of €4 million at December 31, 2004. The major part of these guarantees expire latest on September 1, 2007.

Variable Interest Entities

FASB Interpretation No. 46 (FIN 46) ”Consolidation of Variable Interest Entities” requires certain disclosures of variable interest entities and, as of January 1, 2003, the consolidation of certain of these variable interest entities under U.S. GAAP.

Buhrmann has determined that at December 31, 2004 it had a variable interest in Silver Securitisation B.V., Silver Funding Ltd and Rheingold Securitisation Ltd which facilitate the accounts receivable securitization program described above.  Aside from the accounts receivable and liabilities in connection with the accounts receivable securitization program that are included in Buhrmann’s Consolidated Balance Sheet, these entities do not have other significant assets or liabilities.  Buhrmann has also determined that at December 31, 2004 it had a variable interest in Faison Inc. which sells office products mainly to government institutions in the United States.  The consolidation of this entity would not have a material impact on net result or Group equity under US GAAP.

New Accounting Pronouncements

U.S. GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) must be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Buhrmann is currently reviewing the impact that adoption of SFAS No. 151 will have on its consolidated results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments,” which revises SFAS No. 123, “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123 (revised 2004) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123, are no longer an alternative to financial statement recognition. Buhrmann intends to adopt this revised standard from January 1, 2005. Buhrmann is currently reviewing the impact that adoption of SFAS No. 123 (revised 2004) will have on its consolidated results of operations, financial position and cash flows. Buhrmann has not yet determined whether adoption of SFAS No. 123 will result in amounts that are similar to the pro forma disclosures in note 34.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. Buhrmann is currently reviewing the impact that adoption of SFAS No. 153 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

International Financial Reporting Standards (IFRS)

The 2004 financial statements of Buhrmann have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP). Therefore reviews, analyses and accounting policies disclosed in this Annual Report are based on Dutch GAAP. From January 1, 2005, Buhrmann reports on the basis of IFRS. In the process of conversion to IFRS, we have selected accounting policies of which the main policies are described below. These policies might change, among others, because the European Financial Reporting Advisory Group has not yet fully endorsed the adoption of all IFRS standards.

The conversion of our reporting to IFRS does not affect the underlying performance of our business. Also, the conversion will not trigger any event related to our existing business or financing arrangements. In respect of our financial policies (including our policy on additions to retained earnings and dividends), an amendment may be necessary for maintaining the same effects in economic terms.

Within the limits of the IFRS framework we strive towards convergence with our U.S. GAAP reporting. We have decided to use some of the optional exemptions granted by IFRS 1 “First-time Adoption of International Financial Reporting Standards” for, among others, pensions and business combinations. We have decided not to use the exemption provided by IFRS 1 that allows comparative information in the 2005 financial statements to not comply with standards 32 and 39 (financial instruments).

Buhrmann Accounting Policies under IFRS

Basis of preparation

The financial statements have been prepared under the historical cost convention, unless indicated differently in the accounting policies below or in the notes. Preparing financial statements requires the use of estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the reporting and the amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on management’s best knowledge of current events and actions.

Basis of consolidation

The consolidated financial statements will include Buhrmann N.V. and the entities controlled by Buhrmann (Group companies). Control is achieved when Buhrmann has the power to govern the financial and operating policies of an investee (subsidiary) so as to obtain benefits from its activities.

Subsidiaries are consolidated from the date on which control is obtained and are excluded from consolidation from the date that control ceases. The purchase method of accounting is used to account for the acquisition of subsidiaries.

On acquisition, the identifiable assets, liabilities and contingent liabilities of a Group company are accounted for at their fair values, based on Buhrmann’s accounting policies, that existed at the date of acquisition. Any excess of the cost of acquisition over the fair values of the Group’s share in the identifiable net assets acquired is recognized as goodwill. Goodwill is capitalized. After initial recognition goodwill is measured at cost less accumulated impairment losses. An excess of the fair value of the Group’s share in the identifiable net assets acquired over the cost of acquisition is recorded, after reassessment of the purchase price allocation as a gain in the income statement.

At the date a Group company is divested (cessation of control), the difference between the realizable value and the net asset value, including the book value of capitalized goodwill, is recorded in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated; unrealized losses are only eliminated if cost can be recovered in an external transaction.

The interest of minority shareholders is stated at the minority’s proportion of the net asset (equity) values.

Foreign currencies

Transactions in currencies other than the local currency are recorded at the exchange rates prevailing on the dates of the transactions. Monetary items (e.g. receivables, cash and deposits and liabilities) denominated in currencies other than the local currency are translated at the rates prevailing on the balance sheet date. The resulting translation differences are reflected in the income statement.

Translation differences, net of related taxation, arising from long-term loans to Group companies that have the nature of permanent investments, are recorded directly in shareholders’ equity.

Translation and exchange differences on loans extended by third parties which are designated as, and effective as, hedges of net investments (equity investments or permanently invested loans) in a foreign Group company are recorded directly in shareholders’ equity.

In the consolidated financial statements, the income statements and cash flow statement of Group companies whose local currency is not the euro, are translated into euro at average exchange rates. The assets and liabilities of these companies are translated into euro at the rates prevailing at the balance sheet date.

Resulting translation differences are recorded directly into shareholders’ equity.

When a Group company is divested, the translation differences that were recorded in shareholder’s equity are recognized in the income statement as part of the result on sale.

Borrowing costs

Borrowing costs that are directly attributable to an acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets, until such assets are substantially ready for their use.

All other borrowing costs are recognized in the income statement in the period in which they are incurred.

Long-term employee benefits

Pension plans:

Group companies have various pension schemes in accordance with local conditions and practices in the countries in which they operate.

Defined contribution plans are post-employment plans under which an entity pays fixed contributions into a separate entity (a fund) and will have no legal or constructive obligation to pay additional contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

Defined benefit plans are post-employment benefit plans other than defined contribution plans.

The liability or (contingent) asset in respect of defined benefit pension plans is recorded in the balance sheet. The liability or (contingent) asset is the net of the fair value of plan assets and the defined benefit obligation at the balance sheet date, including adjustments for unrecognized actuarial gains/losses and past service costs. In case of an asset the amount recognized does not exceed the present value of any benefits in the form of refunds or reductions in future employer contributions to the plan.

Actuarial gains and losses are amortized over the remaining service period when their net cumulative amount exceeds 10% of the assets or obligations of the plan (whichever is higher).

Other employee benefits:

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. Buhrmann recognizes termination benefits when it is demonstrably committed to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits due more than 12 months after the balance sheet date are discounted to present value.

Income taxes, deferred taxes and tax liabilities

The amount of tax included in the income statement is based on the reported accounting profit plus or minus permanent differences and includes changes in valuation allowances on deferred taxes.

Current tax assets and liabilities are stated at nominal value using the tax rates prevailing on the balance sheet date.

Deferred tax assets and liabilities are recognized for temporary differences in the carrying value in the balance sheet of assets and liabilities and their tax base and for loss carry-forwards.

Deferred taxes are stated at nominal value and are determined at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Within tax groups, where the exercise periods permit and offsetting is legally enforceable, deferred tax assets and liabilities are netted.

Deferred tax assets are recognized insofar as realization is probable. In connection with the probability of realization, valuation allowances are recorded. Realization is dependent upon the generation of future taxable income before losses expire.

Tax expense and income related to items that are recorded in shareholders’ equity are recorded likewise.

No withholding taxes are provided for the undistributed earnings of foreign subsidiaries.

Property, plant and equipment

Property, plant and equipment (PP&E) are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized as an expense and calculated in principle on a straight-line basis over the expected useful lives of the assets, taking into account a potential residual value.

Land is not depreciated.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over its own useful life.

Borrowing costs to finance the construction of property, plant and equipment are capitalized as part of the costs of the asset, during the period of time that is required to complete and prepare the asset for its intended use.

Maintenance, repairs and renewals are generally charged to expense during the period in which they are incurred. However, major renovations are capitalized and included in the carrying amount of the asset when it is probable that future economic benefits will increase beyond the originally assessed level. Major improvements are depreciated over the useful life of the component, not exceeding the remaining useful life of the related asset.

Where the estimated recoverable amount falls below the carrying amount of an asset, the asset is written down immediately (impairment) to its recoverable amount.

The recoverable amount is the higher of the net selling price and its value in use.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. These results are recorded in the income statement.

Goodwill

Acquisitions of companies are accounted for using the purchase accounting method.

Goodwill represents the excess of the cost of an acquisition over the fair value (based on Buhrmann accounting policies) of the Group’s share of the net assets of the acquired company at the date of the acquisition.

Goodwill on acquisitions of Group companies is included in goodwill. Goodwill on acquisition of associates is included in investments in associates.

Goodwill on acquisitions that occurred prior to January 1, 1997 has been charged in full to retained earnings in shareholders’ equity; such goodwill has not been retroactively capitalized and amortized.

After the initial recognition, goodwill is measured at cost less accumulated impairment losses and less, until 2004, accumulated amortization. As per January 1, 2004, under IFRS, amortization of goodwill has ceased.

Goodwill is tested for impairment at least annually. Goodwill related to cash-generating units whose carrying values exceed their recoverable amount are written down to the higher of the net selling price or the discounted net future cash flows expected to be generated. Impairment losses are recognized as an expense immediately.

Other intangible assets

Intangible assets other than goodwill, such as software, are stated at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized as an expense and calculated on a straight-line basis over the expected useful lives of the assets, taking into account a potential residual value.

Borrowing costs to finance the development of software are included in the cost of the asset during the period of time that is required to complete and prepare the asset for its intended use.

Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence, but not control, in the financial and operational policy decisions of the investee through participation. Significant influence is assumed when the Group holds 20% or more of the voting power.

Investments in associates are carried in the balance sheet at the Group’s share in the value of the net assets of the associate, plus the goodwill recognized at acquisition, less any impairment in the value of individual investments.

Results of associated companies are determined in accordance with Buhrmann’s accounting policies. For these companies, the proportional share in the result is shown using the equity method. Distributions received from the investee reduce the carrying amount of the investment.

Derivatives

Derivatives (such as interest rate swaps and currency swaps) are measured at their fair value. The movements in the fair value of derivatives are in principle recorded in the income statement. The movements in the fair value of the interest rate swaps, which are designated as hedges and which meet the criteria for hedge accounting, are recorded directly in shareholders’ equity.

Inventories

Inventories related to goods for resale, used machines and goods in transit are valued at the lower of costs or net realizable value. Cost is based on the weighted average cost (taking into account discounts and rebates from suppliers) and includes import duties and other taxes (other than those subsequently recoverable from the tax authority) and inbound transportation, handling and other costs directly attributable to the acquisition of finished goods.

Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. However, cash discounts from suppliers for prompt payment are recognized when incurred. The difference between cost of purchase and net realizable value (if the latter is lower) is the allowance for obsolete and slow moving items.

Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for doubtful receivables.

Other receivables

Other receivables and prepayments are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less an allowance for doubtful receivables and includes rebates and catalog income receivables.

Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at fair value comprising:

•                                          cash on hand, deposits held at call with banks; and

•                                          other short-term highly liquid investments with original maturities of three months or less.

Ordinary Shares, Preference Shares and Subordinated Convertible Bonds

Buhrmann’s Ordinary Shares are classified as shareholders’ equity.

Buhrmann’s Preference Shares A are classified as a liability. The Subordinated Convertible Bonds are classified as a compound financial instrument and recorded accordingly partly under equity and partly as liabilities. Buhrmann’s Preference Shares C are classified as compound financial instruments and accordingly recorded as liabilities. The Preference Shares C have a conversion option. As this option is indexed to both the share price and the USD/EUR exchange rate, the conversion option classifies as a derivative. Therefore it is valued separately as a derivative (liability) at fair value.

External costs directly attributable to the issue of new shares, other than in connection with business combinations, are shown in shareholders’ equity as a deduction, net of tax, from the share premium.

Stock option plans

Stock options are granted to a group of employees and directors. The plans meet the definition of equity settled share based compensation.

The fair value of the options is recognized as labor cost during the vesting period, with a corresponding increase in shareholders’ equity.

Minority interest

The portion of third parties in the net equity of fully consolidated subsidiaries in which Buhrmann has less than 100% of the issued share capital is disclosed as minority interests in the balance sheet.

Minority interests in the net assets consist of:

•                                          the amount of those minority interests at the date of the original acquisition calculated at fair value at that date; and

•                                          the minority’s share of changes in equity since the date of the combination.

Provisions

Provisions are recognized when the Group has:

•                                          a present legal or constructive obligation as a result of past events;

•                                          it is probable that an outflow of resources will be required to settle the obligation; and

•                                          a reliable estimate of the amount can be made.

Provisions include integration and reorganization accruals following divestments and restructuring of the business.

Provisions for restructuring as a result of an acquisition are only recognized as part of the cost of the acquisition if the acquired company has an existing liability for restructuring recognized before the acquisition date.

A provision recognized after an acquisition cannot be recognized as part of the cost of the acquisition and is therefore not part of goodwill as result of the acquisition. In this case the provision is set up through the income statement.

Non-current financial liabilities

Non-current financial liabilities are recognized initially at the fair value (proceeds received net of transaction costs incurred).

Non-current financial liabilities are subsequently stated at amortized cost. The difference between the net proceeds and the redemption value is recognized (accretion) on the basis of the effective interest method in the income statement over the period of the non-current financial liabilities.

Leases

Leases are classified as financial leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset.

All other leases are classified as operational leases.

Assets under finance leases are recognized as assets of the Group at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments.

The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Payments under operating leases are expensed on a straight-line basis over the term of the relevant lease.

Current financial liabilities

Current liabilities, other than derivatives, are initially recognized at fair value (proceeds net of transaction costs incurred) and subsequently stated at the amortized cost using the effective interest method.

Revenue recognition

Net sales represent the invoiced value, net of sales tax, of deliveries and services rendered to third parties, less discounts and rebates to customers.

Sales of goods are recognized when:

•                                          significant risks and rewards of ownership have been transferred to the buyer. In most cases, the significant risks and rewards of ownership are transferred at the point of delivery or at the moment after installation (ready to operate), depending on shipping terms, contractual arrangements and performance obligations;

•                                          Buhrmann retains neither continuing managerial involvement nor effective control over the goods sold;

•                                          the amount of revenue can be measured reliably and collectibility is reasonably assured; and

•                                          the related cost (of sales) can be measured reliably.

If an entity retains only an insignificant risk of ownership, the transaction is a sale and revenue is recognized.

Sales of services are recognized in the period in which the services are rendered. Rebates to clients are recognized based on the volumes sold over the contract period. During the year the accrual is based on estimates of volumes to be realized.

Total cost of trade goods sold

Cost of trade goods sold represent the purchase price of trade goods sold plus import duties and other taxes (other than those subsequently recoverable from the tax authority) and inbound transportation, handling and other costs directly attributable to the acquisition of finished goods. The purchase price is net of discounts and rebates received from suppliers.

Non-volume related catalog income (unconditional) less the costs to produce a catalog is recognized under cost of goods sold linear over the period the catalog is generating sales (street-life).

Volume related catalog income (conditional) is treated as volume rebates.

Other operating expenses

Other operating expenses include costs of uncollectible amounts receivable.

Disclosure of material items of income and expense

During the course of a year, certain events take place that may be viewed as part of normal business operations. These events however, may have unique characteristics that set them apart from the Company’s standard day-to-day operations. These events may be infrequent and of such a size that reporting them separately provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as material restructurings, impact the Group’s operations and cost structure significantly, such that reporting them separately clarifies the effect of these decisions on the results of operations.

Cash Flow Statement

The consolidated cash flow statement is reported under the indirect method and it is derived from the income statement and from other changes between the opening and closing balance sheets in local currencies, translated at average exchange rates.

The cash flow statement shows three separate flows, each linked to a certain activity:

•                                          Cash flow resulting from operating activities;

•                                          Cash flow resulting from investing activities; and

•                                          Cash flow resulting from financing activities.

Recent developments

Repurchase Preference Shares C

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of $520 million in cash together with certain options to acquire Ordinary Shares of Buhrmann in certain defined circumstances. For further information regarding the repurchase of Preference Shares C, see Item 7 “Major Shareholders and Related Party Transactions— Related Party Transactions— Holders of Preference Shares C”.. Provided that all conditions are fulfilled, Buhrmann expects to complete the repurchase of the Preference Shares C on or about April 1, 2005.

From January 1, 2005 Buhrmann will report its financial results on the basis of International Financial Reporting Standards (IFRS). Under IFRS, the Preference Shares C are accounted for as debt, combining a liability calculated by using the historic effective interest method and a derivative using the fair value approach. Consequently, under IFRS, the repurchase of the Preference Shares C is expected to result in an exceptional charge of €80 million to €100 million in the first quarter of 2005. The exceptional charge constitutes the difference between the value paid and the bookvalue, reflecting among others, accrued interest, the buy-back premium of the conversion option and the value of the specific contractual rights attached to the Preference Shares C.

Placement of 7 7/8% Senior Subordinated Notes due 2015

On February 24, 2005 Buhrmann announced that it had successfully placed 7 7/8% Senior Subordinated Notes due 2015 (“2015 Notes”) with an aggregate principal amount of $150 million.  The proceeds of the 2015 Notes are intended to be used to finance the planned repurchase of the Preference Shares C, together with a discounted rights issue of approximately €250 million and cash on hand. The proceeds of the 2015 Notes are being placed in escrow pending the completion of the repurchase transaction, which is expected to occur on or about April 1, 2005.

The 2015 Notes have been issued at a price of 99.151% of the par value to institutional investors in the United States and in Europe through a private placement pursuant to Rule 144A and Regulation S under the US Securities Act of 1933. The effective yield on the 2015 Notes is 8%. This transaction was closed on March 2, 2005.

Trend information

Buhrmann is in a good position, both operationally and financially, and we are poised for future growth in 2005. We have strong competitive market positions in our key markets in North America, Europe, and Australia/New Zealand. There are nascent signs of an improvement in the employment situation for white collar workers in the United States and we have a solid structure in place to support our key strategic initiatives. We continue concentrate on profitable sales growth and intend to strengthen our customer-focused and sales-driven corporate culture.

ITEM 6: DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

In accordance with Dutch law, Buhrmann has a two-tiered board structure, consisting of a Supervisory Board, with seven non-executive members, and an Executive Board with four executive members as of December 31, 2004.

Supervisory Board

The following briefly describes the functions and characteristics of the Supervisory Board and its various committees.

Tasks and procedure

Pursuant to the rules and regulations governing the Supervisory Board it is the Supervisory Board’s responsibility to supervise the policy of the Executive Board and the general affairs of Buhrmann as well as to assist the Executive Board by providing advice. In doing so, the Supervisory Board is guided by the interests of the Company and the relevant interests of the Company’s stakeholders. The Supervisory Board is responsible for the quality of its own functioning.

Independence

The Supervisory Board is composed of persons such that the members can act critically and independently of one another, and of the management and any particular self-interest.

The By-Laws of the Supervisory Board determine that the majority of the members of the Supervisory Board shall be independent as defined in the Dutch Corporate Governance Code. As Holders of the Company’s Preference Shares C, each of Apollo and Bain have the conditional right to propose for nomination one Member of the Supervisory Board, see Item 7 “Major Shareholders and Related Party Transactions— Related Party Transactions— Holders of Preference Shares C—Board Representation.” The members of the Supervisory Board appointed pursuant to this right may not be considered “independent” members as defined in the Dutch Corporate Governance Code.

Expertise and composition

The qualification requirements for individual members of the Supervisory Board and the requirements for the composition of the Supervisory Board are regulated in the profile and the By-Laws of the Supervisory Board and provide that every Supervisory Board Member should be qualified to assess the broad outlines of the overall policy of Buhrmann and should have the specific expertise necessary for the fulfillment of his duty, as described in the profile of the Supervisory Board. The By-Laws of the Supervisory Board further provide that the Supervisory Board should be composed in such a way that it can carry out its duties properly, and that the re-appointment of a Supervisory Board Member will only take place after careful consideration.

Buhrmann does not apply the limit of five board memberships in Dutch listed companies as recommended by the Dutch Corporate Governance Code. Instead, the By-Laws of the Supervisory Board determine that a Supervisory Board Member should limit the number and nature of his other positions so as to ensure due performance of his duties as a Supervisory Board Member. This topic should be considered in the annual evaluation of the functioning of the Supervisory Board. Our opinion is that the qualitative criterion we apply is a better standard than a limit on the number of board memberships, as is advised by the Dutch Corporate Governance Code, as the amount of time involved in board membership in a company can vary greatly and the availability of a board member is not exclusively dependent on the number of companies where he is a member of the supervisory board.

Members of the Supervisory Board are appointed by the General Meeting of Shareholders for a period of four years. As of January 1, 2004, a new re-appointment schedule has been drawn up, on the assumption that Supervisory Board members may in principle serve a maximum of three terms of four years on the Supervisory Board.

Composition and Role of Committees of the Supervisory Board

Without prejudice to its own mandatory responsibilities pursuant to Dutch law and the By-Laws of the Supervisory Board, the Supervisory Board has formed an Audit Committee and a Compensation, Nominating and Corporate Governance Committee (the CNCG Committee), each consisting of at least three members of the Supervisory Board. Aside from the specific mandates given the Committees pursuant to their respective charters, the overall task of these Committees is in general to prepare the foundation to support and inform decision-making processes of the Supervisory Board. In its report the Supervisory Board reports on the duties of the Committees that have been carried out in the financial reporting year.

The Supervisory Board can delegate decisions, concerning the execution of policies adopted by it, to its Committees. This delegated authority should in all cases be limited to a maximum of one year with the possibility of renewal and the respective Committee should report to the Supervisory Board those decisions it has made on the basis of such delegation.

Audit Committee

The purpose of the Audit Committee is to assist the Supervisory Board in its oversight responsibility concerning, among other things: the accounting and financial reporting practice, policies and procedures of the Company; the quality of the Company’s internal control systems and risk assessment; the quality of its disclosure controls and procedures; the integrity of the financial statements; and the performance and evaluation of the external auditor. The current Audit Committee members are Messrs. Jacobs, Peelen and Smit.

The meetings of the Audit Committee are attended by the Chief Executive Officer, the Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit and the external auditor, among others, unless, in the opinion of the Chairman of the Audit Committee or the majority of the members of the Audit Committee such non-members should not attend.

The Audit Committee has a delegated authority to make recommendations to the Supervisory Board about the approval of the “non-audit services” as set forth in the Company’s Policy on the External Auditor Independence and Services.

Considering their major interests in the Company, matters concerning Buhrmann’s financing are discussed integrally in the meetings of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee

Given the size of the Supervisory Board, it was decided to combine the tasks in the areas of the Board nomination, remuneration policy and corporate governance into one Committee. The CNCG Committee is tasked with assisting the Supervisory Board with, among other things, drafting the remuneration policy for members of the Executive Board as well as drafting the remuneration report, making proposals with respect to the remuneration of individual members of the Executive Board, reviewing share-based compensation schemes, assessing the composition and performance of the Executive Board and the Supervisory Board and advising on selection criteria and appointment procedures, reviewing the succession plan, evaluation process, selection criteria and appointment procedures and compensation structure of the Company’s top management, and advising on the development and implementation of corporate governance guidelines.

The Supervisory Board considers it important that the Chairman of the Supervisory Board occupies himself intensively with the appointment and re-appointment of members of the Supervisory Board and the Executive Board and with the corporate governance structure, two of three areas that are part of the Committee’s duty. For this reason, this Committee is chaired by the Chairman of the Supervisory Board. However, the CNCG Committee Charter determines that the CNCG Committee cannot be chaired by a former Buhrmann Executive Board Member or by a Member of the Supervisory Board who is a member of an executive board of another Dutch listed Company.

The current members of the Compensation, Nominating and Corporate Governance Committee are Messrs. Van den Hoek, Peelen and Zwartendijk.

Conflicts of interests

Pursuant to the By-Laws of the Supervisory Board, every form and appearance of a conflict of interest between Buhrmann and the Supervisory Board should be avoided. Decisions to engage in transactions in which interests of Supervisory Board members play a role, which have a material significance for the Company and/or for the Supervisory Board members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for approving all decision-making concerning the handling of conflicts of interest of members of the Executive Board and Supervisory Board, major shareholders and the external auditor in relation to the Company.

In addition, the By-Laws of the Supervisory Board require that transactions with natural persons or legal entities be disclosed if these natural persons or legal entities control at least 10% of the voting power in the Company.

Members of the Supervisory Board

The members of the Supervisory Board as of December 31, 2004 were as follows:

Paul C. Van den Hoek (1939), Chairman

Position: Barrister in Amsterdam (Stibbe). Nationality: Dutch. Appointed in 1991, current term of office until 2008. Supervisory directorships: AON Groep Nederland B.V. (Chairman), ASM International N.V. (Chairman), Ballast Nedam N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V. (Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), Wavin B.V. (Chairman), Euronext Amsterdam N.V. Mr. Van den Hoek is a Member of the CNCG Committee.

Aad G. Jacobs (1936), Vice Chairman

Previous position: Chairman of the Executive Board of ING Groep N.V. Nationality: Dutch. Appointed in 1998, current term of office until 2008. Supervisory directorships: N.V. Koninklijke Nederlandsche Petroleum Maatschappij (Chairman), VNU N.V. (Chairman), ING Groep N.V., Johan Enschedé B.V. (Chairman), IHC Caland N.V., Imtech N.V. (Chairman). Mr. Jacobs is a Member of the Audit Committee.

Steve W. Barnes (1960)

Position: Managing Director Bain Capital, LLC, Boston U.S.A. Nationality: American. Appointed in April 2004, current term of office until 2008. Supervisory directorships: SigmaKalon Group, Sealy Corporation, Unisource Worldwide, BrenntagMattress Holdings, Inc., Overseers of Children’s Hospital, Boston, Syracuse University School of Management Corporate Advisory Council, Executive Committee of the Young President’s Organization in New England. Mr. Barnes was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

John J. Hannan (1953)

Position: Managing Partner Apollo Management, L.P. Nationality: American. Appointed in October 2003, current term of office until 2007. Supervisory directorships: Apollo Investment Corporation, Vail Resorts Inc., Pacer International, Inc., Mt Sinai Children’s Centre Foundation, The Centre for Arts Education, The Nightingale Bamford School, The Allen-Stevenson School. Mr. Hannan was named to the Supervisory Board under the terms of the October 1999 stock purchase agreement between and among Buhrmann, Apollo and Bain.

Jan Peelen (1940)

Previous position: Member Executive Committee of Unilever and member of Unilever Board. Nationality: Dutch. Appointed in 1999, current term of office until 2006. Supervisory directorships: VVAA Groep B.V. (Chairman), Friesland Coberco Dairy Foods Holding N.V., Arcadis N.V., Albron B.V. Mr. Peelen is a Member of the Audit Committee and of the CNCG Committee.

Gert H. Smit (1948)

Previous position: Chairman of the Executive Board of Vedior N.V. Principal position: Managing Director TriFinance Holding B.V. Nationality: Dutch. Appointed in 1998, current term of office until 2005. Supervisory directorships: Transavia Airlines C.V., Endemol B.V., Martin Schilder Holding B.V., M.S.J. Beheer B.V. (Chairman). Mr. Smit is a Member of the Audit Committee.

Rob Zwartendijk (1939)

Previous position: Member of the Executive Board of Koninklijke Ahold N.V., President and CEO Ahold USA, Inc. Nationality: Dutch. Appointed in 1999, current term of office until 2005. Supervisory directorships: Nutreco Holding N.V. (Chairman), Koninklijke Numico N.V. (Chairman), Randstad Holding N.V., InnoConcepts N.V., Blokker Holding B.V. (Chairman), Telepanel Systems, Inc. Mr. Zwartendijk is a Member of the CNGC Committee.

Mr. Hannan and Mr. Barnes will resign from their positions as members of the Supervisory Board upon consummation of the Company’s repurchase of the Preference Shares C from Apollo and Bain (see Item 7 “Related Party Transactions - Holders of Preference Shares C”).

Remuneration

The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. The remuneration for members of the Supervisory Board does not depend on the Company’s results. Remuneration for the members of the Supervisory Board is composed entirely of base remuneration. Members of the Supervisory Board are not eligible to participate in any bonus or profit-sharing plans, or in any other incentive-based plans maintained by the Company. The Company does not provide pension benefits for members of the Supervisory Board.

Remuneration to members of the Supervisory Board in 2004 amounted to approximately €270,000 and may be specified as follows (in thousands of euro):

	2004
P.C. Van den Hoek	€65.6	(1)(2)
A.G. Jacobs	55.6	(1)(2)
R.C. Gay(3)	9.3
J.J. Hannan	28.0
S.W. Barnes(4)	18.6
J. Peelen	32.6	(2)
G.H. Smit	30.3	(2)
R. Zwartendijk	30.3	(2)
Total	€270.3

(1)                                  Including remuneration received as a Member of the Supervisory Board of Buhrmann Nederland Holding B.V.

(2)                                  Including remuneration received as a Member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable.

(3)                                  Mr. Gay retired from the Supervisory Board on April 29, 2004.

(4)                                  Mr. Barnes was appointed as a Member of the Supervisory Board on April 29, 2004.

Shareholdings of Members of the Supervisory Board

Of the members of the Supervisory Board, only the following persons held interests in the capital stock of Buhrmann at December 31, 2004 as set forth below:

	Ordinary Shares	Depositary receipts of Preference Shares A
P.C. Van den Hoek(1)	31,364	—
A.G. Jacobs	954	411
Total	32,318	411

(1)                                  Mr. Van den Hoek transferred the discretionary management of his securities portfolio to an independent third party.

Members of the Supervisory Board individually and in the aggregate own less than one percent of Ordinary Shares and (depositary receipts of) Preference Shares A in Buhrmann.

Share Options Held by Members of the Supervisory Board

The members of the Supervisory Board hold no option rights to Buhrmann shares.

Executive Board

The following briefly describes the functions and characteristics of the Executive Board of Buhrmann.

Role and procedure

The Executive Board is responsible for managing the Company, which includes, among other things, the responsibility for determining and achieving the objectives of the Company, the strategy and policies, the development of results of operations and a sound personnel policy. The Executive Board reports on these matters to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board focuses on the interests of the Company taking into consideration the interests of its stakeholders. The Executive Board provides the Supervisory Board with all the information necessary for the exercise of its duties in a timely fashion.

The Executive Board is responsible for managing the Company’s compliance with all relevant legislation and regulations, managing the risks associated with the Company’s activities and the financing of the Company. The Executive Board reports to the Supervisory Board and the Audit Committee on these matters and discusses the internal risk management and control systems with these bodies.

Currently, members of the Executive Board have been appointed for an indefinite term. Buhrmann is of the opinion that these appointments cannot be changed unilaterally by the Company into fixed term contracts. New members are appointed to a maximum period of four years provided that market circumstances so permit.

Conflicts of interest

It is the policy of the Company to avoid any conflict of interest or apparent conflict of interest between the Company and members of the Executive Board. Decisions to engage in transactions where conflicts of interest of Executive Board members are involved, which are of material significance for the Company and/or for the members of the Executive Board concerned, require the approval of the Supervisory Board.

Members of the Executive Board

The members of the Executive Board as of December 31, 2004 were as follows:

Frans Koffrie (1952)

Mr. Koffrie is President and CEO and joined Buhrmann in 1988. In 1990 he was appointed a Member of the Executive Board and became the Group’s President and CEO in 1998. Mr. Koffrie is a Dutch national, born in Weert, the Netherlands on May 15, 1952. He holds a Master’s degree in Business Economics (Amsterdam University) and a Bachelors degree in Law (Erasmus University Rotterdam). Before he joined Buhrmann’s predecessor VRG-Groep, he worked for Vroom & Dreesmann and Triumph-Adler Nederland B.V. Within the Executive Board he holds responsibility for Strategy, Investor Relations & Corporate Communications, General and Legal Affairs, and Internal Audit. Mr. Koffrie currently holds a Supervisory Directorship in Wessanen NV, a Dutch public company.

George Dean (1947)

Mr. Dean is responsible for the Graphic Systems Division and the Office Products Australia Division and joined Buhrmann in 1990. He was appointed a Member of the Executive Board in 1998 and he was President of the Paper Merchanting Division until the divestment of these activities on October 31, 2003. In addition to his responsibility for supervising the two aforementioned Divisions, Mr. Dean also holds responsibility within the Executive Board for Human Resources and Group Real Estate. Mr. Dean is a British national and was born in Perth (Scotland) on February 18, 1947. He holds a Bachelor of Science Honours Degree in Chemical Engineering from the University of Edinburgh. Before he joined Buhrmann’s predecessor VRG-Groep in 1990, he worked with the Wiggins Teape Group for 21 years.

Mark Hoffman (1952)

Mr. Hoffman is President and CEO of the Office Products North America Division and joined Buhrmann in 1999. He was appointed a Member of the Executive Board in 2002. Mr. Hoffman is an American national, born in Jackson, MI on August 31, 1952. He holds a Master’s Degree in Business Administration from Harvard Business School. Before he joined Buhrmann, he was the President and CEO of APS Holdings and held several other management functions with W.W. Grainger, TRW, Inc. and Lockheed Corporation.

Floris Waller (1958)

Mr. Waller joined Buhrmann in 1999, and was appointed a Member of the Executive Board and CFO in the same year. Mr. Waller is a Dutch national, born in Leiden, the Netherlands on December 21, 1958. He has a Master’s Degree in Business Economics and a CPA Degree (both from the Erasmus University Rotterdam). Before he joined Buhrmann he worked with Unilever for 15 years in various financial management positions. Within the Executive Board he holds responsibility for: Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, the Holdings, and—jointly with the CEO—Investor Relations and Internal Audit.

Compensation

The Remuneration Policy for the Executive Board is determined by the Supervisory Board on the recommendation of the CNGC Committee and adopted by the General Meeting of Shareholders. Any material amendments to the Remuneration Policy must be submitted to the General Meeting. In 2004, no changes were made to the remuneration policy, with the exception of the New Buhrmann Incentive Plan, which was approved by the General Meeting of Shareholders held on April 29, 2004.

The determination of the remuneration for each individual Executive Board Member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the CNGC Committee. Pursuant to this delegation of authority, and acting within the principles of the remuneration policy, the CNGC Committee sets the remuneration packages for the members of the Executive Board, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any severance payments. The CNGC Committee may make decisions, which reflect special circumstances and make remuneration plan alterations which will be accounted for in the next annual report. The CNGC Committee does not retain remuneration consultants but seeks professional advice from external advisors as it sees fit.

Remuneration policy for Members of the Executive Board

The objective of the remuneration policy is to attract and retain qualified and expert Executive Board members with an international outlook and to motivate them to perform in such a way that the value of Buhrmann is enhanced. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Levels of remuneration are reviewed annually taking account of competitive levels of remuneration according to relevant industry comparisons in each country environment. From time to time the CNCG Committee will seek expert advice on the remuneration levels.

In addition, employment contracts and main conditions of employment for members of the Executive Board are annually reviewed. Currently, members of the Executive Board have been appointed for an indefinite term. Notice periods of up to six months for termination of employment have been set for each Executive Board member.

Remuneration

The remuneration for members of the Executive Board consists of a base salary, variable pay comprising an annual performance bonus, share option plan, pension, long-term incentive plan (North America only) and pre-pension provision (Europe only). In addition, allowances and fringe benefits similar to those of many other employees at Buhrmann are paid. The details of the remuneration package are as follows:

Base salary

The base salary for members of the Executive Board is set at a market competitive level, using industry survey data provided by outside remuneration advisors. Where members of the Executive Board reside outside the Netherlands, benchmark salary levels are referenced for Europe and North America.

Variable pay

Variable pay is an important part of the remuneration package for the Executive Board. Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets, which reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share.

Target bonus levels for the Executive Board range from 50% to 75% of base salary. The amount of the annual bonus is determined by the CNCG Committee based on the achievement of targets set by the CNCG Committee. For the Chief Executive Officer, Chief Financial Officer and other European based Board members, the bonus targets may be a combination of the performance of the total Group, division based targets and individual targets. The bonus of the North American Executive Board Member, Mr. Hoffman, entirely relates to the performance of Buhrmann’s Office Products North America business and includes an overachievement bonus range for above target performance. The CNGC Committee has the right to change targets as a result of unforeseen circumstances, and may also decide to grant a special bonus award for special circumstances if justified in the opinion of the CNCG Committee. Such measures will always be accounted for in the annual report.

In addition to the annual bonus plan, Mr. Hoffman participates in a long-term incentive plan designed specifically for the senior management of the Office Products North America Division. Under this incentive plan, which has a three year duration, a bonus of 2.5 times base salary can be earned annually, subject to the achievement of specific performance conditions related to annual economic value creation targets. In the event of an overachievement of the target, the long-term incentive payment may be increased unto 3.125 times the base salary.

Share Option Plan

Buhrmann operates a share option plan, the “Buhrmann Incentive Plan”, which aims to focus senior management on the growth of long-term sustainable value for shareholders. The Executive Board members participate in this new share option plan. The allocation of the share options granted to the individual Executive Board members is determined by the CNCG Committee, on an annual basis.

The options have a term of seven years and vest after three years. The Buhrmann Incentive Plan up to and including 2003 did not apply performance conditions to either the grant or the vesting of the options. The exercise price for option rights granted is the closing price of Buhrmann Ordinary Shares on the first trading on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice.

In 2004, the share option plan was redesigned to include performance-based conditions. Further details of the new Buhrmann Incentive Plan are summarized below under “New Buhrmann Incentive Plan.”

The maximum percentage of option rights that may be granted under the previous Buhrmann Incentive Plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular the United States of America) and specific human resource management needs for critical business activities. The options granted up to and including 2002 have a term of five years and can be exercised only after three years. From 2003, the options have a term of seven years.

Those entitled to options are bound by internal regulations designed to prevent insider trading.

Pension and Pre-Pension provision

Retirement benefits are designed to be in line with the relevant market practice and consistent with those provided by other multinational companies in each country of residence. For the two Dutch Executive Board members, Mr. F.H.J. Koffrie and Mr. F.F. Waller, current pension arrangements are based on individual defined contribution plans with a retirement age of 65, and with premium payments (based on a table increasing relative to age) until the age of 60. Pre-pension arrangements provide for retirement from the age of 60 to 62 depending on agreement with the Supervisory Board. In addition, pension arrangements include an entitlement to a pension in the event of ill-health or disability and a spouse’s or dependant’s pension on death, on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund. Mr. G. Dean, who is a U.K. citizen, has pension arrangements divided between the United Kingdom and the Netherlands. His current pension arrangement consists partly of the individual defined contribution plan in place for the Dutch Executive Board members and partly of the participation in the defined benefit scheme of Corporate Express U.K. Ltd., with a retirement age of 61. Pre-pension arrangements are again identical to those of the Dutch members of the Executive Board, while the pension arrangements in the event of ill health, disability and death are a combination of terms applying to employees participating in the Corporate Express UK Ltd Pension Fund, and the Dutch members of the Executive Board. Mr. M. Hoffman, who is a U.S. resident, is eligible to participate in the regular U.S. Corporate Express, Inc. defined contribution plan (401K) on terms similar to other employees of Corporate Express, Inc. Participants in the 401K are eligible, at the earliest, to take their contributions at age 59.5, or at the latest, by age 70.

Personal loans

The Company does not grant personal loans or guarantees to members of the Executive Board. Since 2003, no loans have been, or will be, granted. Loans have been granted to meet upfront Dutch income tax on share options granted up to and including 2002.

Severance Payments

The current contracts of the members of the Executive Board determine that where employment is terminated in the event of an acquisition of the Company or where actual control passes into other hands (change of control), or in the case of reorganization, termination of the Company’s activities or in other comparable circumstances that cannot be considered as blameworthy on the part of the Board Member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Buhrmann in the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr. Hoffman) and the pension accumulation over the period that annual salary is meant to compensate will continue.

As regards to other situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Dutch Corporate Governance Code. The performance by a Board Member of his duties will in any event be an important factor.

Remuneration in 2004

The remuneration in 2004 for members of the Executive Board was as follows (in thousands of euro):

	Salary	Bonus(2)		Other incentives(3)	Pension charges
F.H.J. Koffrie	€561	€252	(60)%	—	€217
R.W.A. De Becker(1)	63	—	(0)%	—	19
G. Dean	421	210	(100)%	250	335
M.S. Hoffman	522	449	(114)%	1,335	6
F.F. Waller	344	172	(100)%	—	125
Total	€1,911	€1,083		€1,585	€702

(1)                                  Mr. De Becker left the Company as of February 29, 2004. The remuneration reported relates only to the period of membership of the Executive Board and is based on the performance for the period.

(2)                                  The percentage in parenthesis represents the percentage score of the total bonus opportunity for the individual that was awarded over the respective year’s performance and paid out in the first quarter of the following year.

(3)                                  Other incentives are cash remunerations or accruals for cash remunerations such as the long-term incentive plan for Mr. Hoffman or any special awards granted.

Remuneration is paid in euros with the exception of Mr. Hoffman, whose remuneration is paid in U.S. dollars. Correcting for currency translation effects and period of membership of the Executive Board, the total salary costs in 2004 for members of the Executive Board resulted in a total increase of about 2% compared to 2003, and the total increase reflected a 1% increase for the European Executive Board members and a 5% increase for the North American Executive Board member.

Bonuses related to 2004 amounted to €1,083 thousand, and other incentives amounted to €1,585 thousand. These include a special bonus of €250 thousand to Mr. Dean for the finalization of the divestment of the Paper Merchanting Division. The bonus amount for Mr. Hoffman relates entirely to the accrual for the long-term incentive plan for senior management of the Office Products North America division.

Pension charges of €702 thousand consist of payments made to the relevant pension schemes and accruals for early retirement according to the regular, contractual rates. The early retirement provision for Mr. De Becker was released after he left the Company. For an explanation of these charges, see “—Pension and Pre-Pension Provision” above. The Company has not insured the early retirement plan. Pension premiums in the compensation table represent pension premiums paid for the defined contribution pension plans and the annual charge to net result relating to the liability in the Company’s balance sheet regarding the early retirement plan.

Share Ownership

Of the members of the Executive Board, the following persons held interests in the capital stock of Buhrmann at December 31, 2004 as set forth below:

Ordinary Shares
F.H.J. Koffrie	50,595
M.S. Hoffman	75,000
F.F. Waller	3,129
128,724

Members of the Executive Board individually and in the aggregate own less than one percent of Ordinary Shares in Buhrmann.

Share Option Plan

There is a share option plan in place, the “Buhrmann Incentive Plan,” which is designed as an incentive to managers working within the Group. In addition, the Annual General Meeting of Shareholders held on April 29, 2004 adopted a new share option plan as described below under “New Buhrmann Incentive Plan.”

Buhrmann Incentive Plan

In 2004, approximately 370 managers were invited to participate in the Buhrmann Incentive Plan. The maximum percentage of option rights that may be granted under the previous Option Plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular, the United States of America) and specific human resource management needs for critical business activities.

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

The exercise price for option rights is the closing price of Buhrmann’s Ordinary Shares on the first trading day on which day Buhrmann’s Ordinary Shares are quoted ex-dividend. Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position of the Group gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as its capital structure. On the basis thereof it was decided not to purchase shares for this purpose in 2004, 2003 and 2002.

On December 31, 2004, the members of the Executive Board held option rights on 774,000 Buhrmann Ordinary Shares granted under the Buhrmann Incentive Plan and the new Buhrmann Incentive Plan. The table below sets forth the movements in the number of outstanding option rights granted to current members of the Executive Board.

	January 1, 2004	Granted during the year	Option exercise price (1)	Fair value of grant in euro (2)	Granted in 2004	Exercised in 2004	Outstanding December 31, 2004	Expiry date

F.H.J. Koffrie	25,000	1999	15.40	101,000	—	lapsed	—	4/11/2004
	40,000	2000	32.94	418,000	—	—	40,000	5/16/2005
	40,000	2001	24.52	317,200	—	—	40,000	4/19/2006
	55,000	2002	13.69	348,150	—	—	55,000	5/5/2007
	55,000	2003	2.85	72,600	—	—	55,000	5/1/2010
	—	2004	7.79	215,900	85,000	—	85,000	5/2/2011
	215,000				85,000	—	275,000
G. Dean	20,000	1999	15.40	80,800	—	lapsed	—	4/11/2004
	25,000	2000	26.35	261,250	—	—	25,000	5/16/2005
	27,500	2001	19.61	218,075	—	—	27,500	4/19/2006
	35,000	2002	13.69	221,550	—	—	35,000	5/5/2007
	35,000	2003	2.85	46,200	—	—	35,000	5/1/2010
	—	2004	7.79	106,680	42,000	—	42,000	5/2/2011
	142,500				42,000	—	164,500
M.S. Hoffman	15,000	2000	26.35	156,750	—	—	15,000	5/16/2005
	17,500	2001	19.61	138,775	—	—	17,500	4/19/2006
	50,000	2002	13.69	316,500	—	—	50,000	5/5/2007
	50,000	2003	2.85	66,000	—		50,000	5/1/2010
	—	2004	7.79	152,400	60,000	—	60,000	5/2/2011
	132,500				60,000	—	192,500
F.F. Waller	20,000	2000	32.94	209,000	—	—	20,000	5/16/2005
	20,000	2001	24.52	158,600	—	—	20,000	4/19/2006
	30,000	2002	13.69	189,900	—	—	30,000	5/5/2007
	30,000	2003	2.85	39,600	—	—	30,000	5/1/2010
	—	2004	7.79	106,680	42,000		42,000	5/2/2011
	100,000				42,000	—	142,000
Total	590,000				229,000	—	774,000

(1)                                  Under Dutch fiscal rules, management receiving options could under the Buhrmann Incentive Plan up to and including 2003 elect to accept a 25% higher exercise price. The base exercise price was set at € 7.79 in 2004, €2.85 in 2003, €13.69 in 2002, €19.61 in 2001, €26.35 in 2000 and €15.40 in 1999, equalling the share price at close of business on the Amsterdam Stock Exchange on May 3, 2004, May 2, 2003, May 6, 2002, April 20, 2001, April 17, 2000 and April 7, 1999 respectively.

(2)                                  The fair value of the options is estimated by using an option price determination model using assumptions at the moment of the grant. It does not reflect the current market value. Details on the model and assumptions used for the calculation are provided in the note 26 to the financial statements.

New Buhrmann Incentive Plan

At the Annual General Shareholders’ meeting held on April 29, 2004, our shareholders approved the adoption of a new share option plan, the “new Buhrmann Incentive Plan”. Pursuant to the new Buhrmann Incentive Plan, the number of options granted to eligible employees and the vesting of the options granted will be dependent on the performance of the Company relative to a peer group as measured over a three-year period. Approximately 370 managers are invited to participate in the new Buhrmann Incentive Plan effective as from May 1, 2004.

In determining options to be granted under the new Buhrmann Incentive Plan and the terms upon which they are to be granted, the performance of the Company will be measured by the concept of total shareholder return, or TSR. Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, the performance of the Company’s shares against other companies’ shares can be compared over the relevant three-year period.

Under the terms of the new Buhrmann Incentive Plan, the financial performance of the Company, as measured by TSR, will be compared to the TSR of a reference (or peer) group of twelve companies. The criteria for a company to fit within this peer group of companies includes, among other things, that such company (i) be in the same or similar industry as Buhrmann; (ii) have a comparable business model to Buhrmann; (iii) be listed or traded on a major stock exchange; (iv) have a minimum market capitalization; (v) be present in at least North America or Europe; and (vi) be considered a peer of Buhrmann by both the investor community and by Buhrmann itself.

The peer group companies for option grants under the new Buhrmann Incentive Plan in 2004 are: Boise Cascade Corporation (renamed OfficeMax, Inc. after a restructuring in 2004); Office Depot, Inc.; Staples, Inc.; United Stationers, Inc.; W.W. Grainger, Inc.; Hagemeyer N.V.; Manutan International S.A.; Rexel S.A.; Genuine Parts Company; Bunzl PLC; Randstad Holding NV; and Wesco International, Inc. The composition of the peer group may be changed by the Supervisory Board after 2004, provided that the above listed peer group criteria are met. In addition, where options have been granted, but have not yet begun vesting, the Supervisory Board may change the composition of the peer group with respect to that grant, if a peer group company at the time of grant no longer meets one or more of the criteria. In view of the announcement that Rexel S.A. will be delisted in the course of 2005, the Supervisory Board has decided not to replace this company in the peer group, therefore the peer group will be reduced from twelve companies to eleven companies. The Supervisory Board continues to regard Boise Cascade, Corp. as a company in the peer group after its restructuring and name change to OfficeMax, Inc. Thus, the peer group under the Buhrmann Incentive Plan in 2005 will consist of eleven companies, including OfficeMax, Inc. (f/k/a Boise Cascade Corporation), but excluding Rexel S.A.

The TSR for each peer group company will be calculated over the three-year period following each annual grant of options under the New Buhrmann Incentive Plan, and each peer group company will be ranked in descending order of generated TSR to determine the relative position of the Company. After three years, the vesting of options granted under the New Buhrmann Incentive Plan will be based upon the TSR ranking of Buhrmann relative to the applicable peer group, as follows:

TSR ranking of Buhrmann	Percentage of options granted vesting
1	200
2	175
3	150
4	125
5	100
6	75
7	50
8-13(1)	0

(1)                                  After the reduction of the peer group as described above, this ranking will be for places 8-12.

As of December 31, 2004, Buhrmann’s relative TSR performance was ten out of thirteen (including Rexel S.A.) under the New Buhrmann Incentive Plan.

The maximum number of options authorized for the 2004 grant under the New Buhrmann Incentive Plan was 1,708,649, representing 1.25% of the total number of Ordinary Shares outstanding as of May 3, 2004, the date of the option grant. The number of options vesting may be increased up to 2.5% if, as a result of the Company’s performance relative to the peer group, more than 100% of the granted options vest. In addition, a maximum of 20% of the total number of options granted in any one year may be granted to members of the Executive Board. The allocation of options granted under the New Buhrmann Incentive Plan to individual members of the Executive Board will be determined by the CNGC Committee.

EMPLOYEES

	2004		2003	2002
Average number of employees	17,628		18,614	20,350

Number of employees per division at year end(1):
Office Products North America	10,544		10,775	12,211
Office Products Europe and Australia	6,003		5,873	6,023
Graphic Systems	1,002		1,114	1,139
Corporate Headquarters	69		70	74
Total	17,618	(2)	17,832	19,447

Number of employees per geographical region at year end(1):
United States	9,491		9,727	11,149
United Kingdom	512		596	685
The Netherlands	1,024		1,076	1,350
Germany	1,422		1,478	1,644
Rest of EMU members	1,989		2,044	2,029
Australia and New Zealand	2,200		1,941	1,619
Rest of the World	980		972	971
Total	17,618	(2)	17,832	19,447

(1)                                  Excluding employees of the Company’s Paper Merchanting Division which was sold with effect from October 31, 2003.

(2)           Excludes 425 temporary employees.

Labor Relations

As of December 31, 2004, less than 5% of our workforce in European countries was covered under collective bargaining agreements. In Europe, the staff in our distribution centers are in general represented by trade unions. Buhrmann has various local and European works councils. Pursuant to local country law, these works councils primarily serve an advisory role.

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

ITEM 7: MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

At December 31, 2004, Buhrmann NV had an authorized share capital of 610,000,000 shares, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C. The Ordinary Shares may, at the option of the shareholder, be bearer shares or registered shares. The Preference Shares A and B can only be registered shares. The Preference Shares C are registered shares, but may under certain conditions be bearer shares.

On December 31, 2004, the issued and paid-in share capital was divided into 191,452,135 issued shares, consisting of 138,126,528 Ordinary Shares, 53,281,979 Preference Shares A and 43,628 Preference Shares C, all of which have been fully paid-up. No Preference Shares B have been issued or are otherwise outstanding.

At the end of February 2005, 5.16 million Ordinary Shares were held in the form of American Depositary Shares by five registered American Depositary Receipt holders.

All of the outstanding Preference Shares A representing approximately 27.8% of the total number of outstanding shares in Buhrmann NV at December 31, 2004 are held in “trust” by Stichting Administratiekantoor van Preferente Aandelen Buhrmann, or the Trust Office. The Trust Office has issued depositary receipts against the Preference Shares A, which depositary receipts are listed on the Amsterdam Stock Exchange.

At December 31, 2004, of the total outstanding Preference Shares C 64.3% were held by Apollo and 30.6% were held by Bain. The remaining 5.1% were held by two other investors.

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C, see “—Related Party Transactions.”

Under the Disclosure of Major Holdings in Listed Companies Act 1996 in the Netherlands, shareholders in listed companies are required to give notice to the Dutch Authority Financial Markets when their shareholdings exceed certain thresholds based on the total amount of voting capital stock outstanding of the listed company, the lowest of which is 5%. Because the obligation to file the notice is based on the holder’s percentage interest of the entire outstanding voting capital stock of the listed company, rather than the holder’s percentage interest of a particular class of stock, we are not notified of, or otherwise able to accurately identify, the number of shares held by such persons by class of stock and/or depositary receipts. In addition, as a matter of Dutch law, shareholders are not required to provide us regularly with updated notifications. As a result, unless and until we receive such notifications, we are not, nor would be likely to be, aware of any significant changes in the ownership of our Ordinary Shares and Preference Shares A and C. Certain shareholders do, however, notify us of their exact shareholdings on an ad hoc basis.

In addition to notifications filed under the Disclosure of Major Holdings in Listed Companies Act 1996, under the U.S. federal securities laws any person who acquires, directly or indirectly, the beneficial ownership of more than 5% of our Ordinary Shares or ADSs is required to file certain reports as to such ownership with the SEC.

As far as we are aware, including from our review of available filings under the Disclosure of Major Holdings in Listed Companies Act 1996 and the U.S. federal securities laws, as well as the voluntary notifications received from certain shareholders, as of December 31, 2004, the following persons are the only holders of more than 5% of any class of our voting shares (excluding the Trust Office, which holds 100% of our Preference Shares A):

Entity	Percentage of Total Shares(1)
AEGON NV	5.2
Apollo Investment Fund IV, L.P.(2)	11.7
Bain Capital, LLC(2)	5.6
Brandes Investment Partners, LP(1)	6.4
Cobepa NV	5.2
FMR Corp.(1)	5.3
Fortis Utrecht NV	6.3
ING Groep NV	10.0
Merrill Lynch Asset Management Inc.(1)	9.3
NIB Capital NV	7.6

(1)                                  Pursuant to the rules of the Disclosure of Major Holdings in Listed Companies Act 1996, percentage of total shares is calculated on the basis of shares held in proportion to the total number of outstanding shares of our capital stock; provided that percentage of total shares held by Brandes Investment Partners, LP, FMR Corp and Merill Lynch Asset Management Inc. is calculated pursuant to the U.S. federal securities laws and represents the percentage of total outstanding Ordinary Shares held by such person.

(2)                                  Pursuant to the rules of the Disclosure of Major Holdings in Listed Companies Act 1996, the number of Ordinary Shares into which the Preference Shares C are convertible are deemed outstanding for purposes of determining the number of shares held by such person, but are not deemed to be otherwise outstanding for purposes of calculating the percentage of total outstanding shares of capital stock of the Company held by such person.

The Company’s major shareholders do not have any special voting rights, except for Apollo and Bain as described in “—Related Party Transactions.”

We are not aware of any corporation, foreign government or other natural or legal person which could be deemed to directly or indirectly own or control Buhrmann NV.

Buhrmann believes that at September 30, 2004, approximately 17% of Buhrmann’s Ordinary Shares (approximately 23 million shares) were held in the United States (in either ordinary or ADR form), all of which, we believe, were held by institutional investors. The foregoing is based on a third-party investigation relating to the geographical spread of Buhrmann’s Ordinary Shares. This investigation is made once a year and the latest available information is as at September 30, 2004.

Related Party Transactions

Holders of Preference Shares C

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of USD 520 million in cash together with certain options to acquire Ordinary Shares of Buhrmann in certain defined circumstances (the Preference C Repurchase). The agreement has been filed as exhibit 4.3 to this Annual Report.

The Preference C Repurchase is conditional on, among other things:

•                                          the approval of the Preference C Repurchase by an extraordinary meeting of shareholders;

•                                          the raising of adequate finance for the repurchase of the Preference Shares C in a form and amount satisfactory to us; and

•                                          the approval of the agent security trustee under the Senior Credit Facility.

An Extraordinary General Meeting of Shareholders was held on March 11, 2005 in which the shareholders approved the repurchase of the outstanding Preference Shares C, a change of articles of association (see Item 10 “Additional Information – Description of Share Capital and Articles of Association”) and the issue of up to 80 million new Ordinary Shares. The agent security trustee under the Senior Credit Facility has approved the Preference Share C Repurchase. The amendment to the Senior Credit Facility has been filed as Exhibit 4.21 to this Annual Report.

On February 24, 2005 Buhrmann announced that it had successfully placed 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) with an aggregate principal amount of USD 150 million. The proceeds of the 2015 Notes are intended to be used to finance the planned Preference C Repurchase, together with a discounted rights issue of approximately EUR 250 million and cash on hand.

The rights issue has been fully underwritten by a syndicate of banks that has agreed to underwrite up to 43 million shares at a minimum issue price of EUR 5.82 per share.

Buhrmann expects to complete the Preference C Repurchase on or about April 1, 2005. Should completion occur on or after April 2, 2005, interest shall accrue on the purchase price at 6% per annum.

Part of the consideration in relation to the Preference C Repurchase consists of our granting to all sellers of Preference Shares C options to acquire, in aggregate, 36,500,000 of our Ordinary Shares at a price of € 10 per share. These options may only be exercised where on, or before December 30, 2005, either (i) we and a third party together or separately make an announcement that we and they expect to reach an agreement on the terms of a bid for all of our outstanding shares, or (ii) we and a third party enter into a non-binding letter of intent or a binding agreement in relation to a public bid on all our outstanding shares. Exercise of the option is further dependent on a bid actually being made at a price of more than €10 per share. In the event that consideration in the offer is all or partially in shares, the share price of the consideration shares at the close of business on the day prior to the first announcement of the successful bid shall be utilized to determine whether the bid price exceeds €10 per share. The options lapse if not exercised on or before December 30, 2006.

It is not contemplated that the option holders will be required to make any cash payment for any Ordinary Shares to which they are entitled on exercise of their options. Instead, upon exercise of the options we may determine, subject to agreement with the third party bidder, whether the difference between the offer price under the public bid and the exercise price of the options will be paid either (i) by the bidder in cash or in shares in the capital of the bidder (or, depending on the nature of the bid, a combination of cash or shares), or (ii) by Buhrmann in cash or in our shares.

Any Ordinary Shares acquired pursuant to an exercise of an option must be tendered in the public bid which triggers the exercise of the options. Each option holder has given us an irrevocable power of attorney to tender any shares so acquired on their behalf.

The options are not transferable other than to affiliates or to financial parties that have undertaken to exercise the option and to tender any shares acquired pursuant to the exercise of the option in the public bid.

The exercise price of the option shall be adjusted in certain circumstances, including upon share splits or consolidations, cash dividends, stock dividends and issuing shares or granting rights to shares at a discount. Should the exercise price be adjusted in response to any such events, a corresponding adjustment will be made in the number of shares in respect of which the option can be exercised. No adjustment in the exercise price will be made in connection with the conversion of the guaranteed subordinated convertible bonds of December 16, 2003, due 2010, the issuance of the 2015 Notes and the carrying out of the rights issue, stock dividends declared in the ordinary course in lieu of or in connection with a cash dividend, or any shares issued in connection with our employee stock option plan.

Messrs. Hannan and Barnes, who are members of our Supervisory Board, have agreed to resign on completion of the Preference C Repurchase. See item 6 “Directors, Senior Management and Employees —Members of the Supervisory Board.”

On October 28, 1999, affiliates of Apollo and affiliates of Bain purchased a total of 35,000 Preference Shares C for an aggregate purchase price of $350 million. The Apollo group purchased 23,500 Preference Shares C for a purchase price of $235 million and the Bain group purchased 11,500 Preference Shares C for a purchase price of $115 million, including 300 Preference Shares C purchased by Peder Smedvig Capital AS for a purchase price of $3 million. Pursuant to distributions of dividend in kind, the total number of Preference Shares C as at December 31, 2004 is 43,628 of which 28,059 Preference Shares C are held by the Apollo Group and 13,329 are held by the Bain Group. Certain of the material rights of Apollo and Bain which exist under the Stock Purchase Agreement executed in connection with their purchase of the Preference Shares C are summarized below.

Board representation

So long as the Apollo holders and the Bain holders hold 75% of their initial investment, Buhrmann NV will nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of two people, one proposed by each of the Apollo holders and the Bain holders. If either the group of Apollo holders or the group of Bain holders hold at least 75% of their initial investment and the other group holds an amount of shares that is less than this percentage, Buhrmann NV will nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of one person proposed by the Apollo holders or the Bain holders, as applicable. In addition, if neither the Apollo holders nor the Bain holders hold 75% of their initial investment, but together the Apollo holders and the Bain holders hold 50% of their combined initial investment, Buhrmann NV will nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of one person proposed jointly by the Apollo holders and the Bain holders.

Special covenants

So long as the Apollo holders or the Bain holders have the right to nominate and propose to the shareholders’ meeting the appointment to Buhrmann NV’s Supervisory Board of at least one person, Buhrmann NV is required to obtain the consent of the holders of a majority of the Preference Shares C, or the Ordinary Shares into which the Preference Shares C are convertible, held by the Apollo holders or the Bain holders before it can take certain actions. These actions include making acquisitions and divestments for values over $350 million, declaring or paying any dividends on Ordinary Shares if the aggregate value of all dividends paid or payable by Buhrmann NV exceeds 35% of Buhrmann NV’s consolidated net income and, subject to certain exceptions, issuing any equity securities of Buhrmann NV or its subsidiaries.

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

Interest of Management in Certain Transactions

The following table sets forth the total amounts outstanding of loans extended to members of the Executive Board as at the periods ended December 31, 2002, 2003 and 2004 (in thousands of euro):

	Principal	Interest	Outstanding as at December 31, 2002	Repaid in 2003	Outstanding as at December 1, 2003	Repaid in 2004	Outstanding as at December 2004
F.H.J. Koffrie:
1999	46	4.00%	14	9	5	5	0
2000	25	5.00%	13	5	8	5	3
2001	16	5.25%	12	4	8	3	5
2002	78	5.25%	72	16	56	16	40
			111	34	77	29	48
F.F. Waller:
2000	13	5.00%	6	2	4	3	1
2001	8	5.25%	6	2	4	1	3
2002	43	5.25%	39	8	31	9	22
			51	12	39	13	26
Total			162	46	116	42	74

No new loans have been granted to members of the executive Board since 2003. The outstanding loans are generally repaid over a period of five years from their date of grant. Historically, these loans have been granted by the Company within the context of the Buhrmann share option plan and served to finance the upfront payment of income taxes due from the options upon the grant of the options under Dutch tax law.

No loans have been extended to members of the Supervisory Board.

ITEM 8: FINANCIAL INFORMATION

Our Consolidated Financial Statements are included in the section of this annual report entitled “Item 18—Financial Statements”.

Legal proceedings

Buhrmann is involved in various routine legal and regulatory proceedings incidental to the conduct of its business. Except as set forth below,  Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition or results of operations.

Paper Merchanting Germany: Anti-trust

In April 2000, the German competition authorities (the Bundeskartelamt or BKA) launched an investigation against a number of German paper merchants, among which is Buhrmann’s former subsidiary Deutsche Papier Vertriebs GmbH (Deutsche Papier), alleging a violation of anti-trust rules in a number of regions in Germany.

On April 30, 2004, the BKA imposed a fine of approximately € 7.6 million on Deutsche Papier Vertriebs GmbH and on eleven other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers the whole of Germany with the exception of the South. Deutsche Papier and the accused individuals do not agree with the fine and the calculation thereof and have appealed the fine. A third-party investigation into the alleged surplus profit in a number of regions and a third-party investigation into the calculation of the surplus profit used by the BKA substantiate Buhrmann’s position that the imposed fine reflects an overestimation of any alleged surplus profit. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division, of which Deutsche Papier is a part, with respect to this case.

Paper Merchanting Germany: Completion Accounts

Under an agreement for the sale and purchase of the Paper Merchanting Division of Buhrmann N.V., dated September 8, 2003, a post-completion dispute has arisen as to the valuation of a property in Germany for the purpose of inclusion in the completion accounts. The completion accounts are the basis for the calculation of the final purchase price. The valuation difference amounts to approximately €7 million. The matter is currently pending the decision of an arbitration award. Once the value of the property has been fully determined, the final settlement for the purchase price can take place.

Holdings: Agena S.A.—Béfec

In 1994, Buhrmann initiated arbitration proceedings against the sellers of the French company Agena S.A. (Agena), an acquisition made in 1991. Buhrmann’s claim for damages was based on a misrepresentation in the acquisition balance sheet. These proceedings resulted in an arbitral award adjudicating damages in the amount of €79 million. In 1995, proceedings were also started against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who had certified the acquisition balance sheet in 1991. These proceedings were adjourned in anticipation of the outcome of the arbitration proceedings against the sellers. The matter against Béfec was resumed after the arbitral award. Béfec raised a preliminary defense against the claim, which was rejected in the first instance. Although the defendant appealed against this judgment, it may reasonably be anticipated that the principal matter will be permitted to proceed. Buhrmann is claiming damages in the amount of €134 million plus interest and costs. It is estimated that a final decision may still take a considerable period.

Under U.S. GAAP, a contingent asset is disclosed when it is probable that an inflow of an economic benefit will be realized and the amount is estimable. In practice, contingent assets are not disclosed until the amount and timing of the inflow is known to the company (e.g., there is a firm commitment from the counter party). Accordingly, the above contingent asset would not be disclosed in accordance with U.S. GAAP, FAS 5, given the uncertainty as to its realization and timing of realization, if at all.

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

The following table sets out, the dividends in euro declared in the years indicated by Buhrmann in respect of its

Ordinary Shares for the preceding year.

Share
2001	0.16
2002 (*)	0.07
2003 (*)	0.07
2004 (*)	0.07

(*) The dividend declared in the fiscal years 2002, 2003 and 2004 was paid entirely in shares. For those shareholders who expressed the wish to receive a cash amount in lieu of shares, the Company converted their stock dividends into Ordinary Shares and sold such shares on the open market. These shareholders then received a cash amount of €0.07 gross per Ordinary Share. A total number of 1,434,610 Ordinary Shares were issued with respect to the dividend declared in 2004.

Dividend payments may be subject to Netherlands statutory withholding taxes.

Significant Changes

Except as otherwise disclosed in this annual report (for example, see Item 4 “Information on the Company – Recent developments”), there have been no significant changes in Buhrmann’s financial position since December 31, 2004.

ITEM 9: THE OFFER AND LISTING

Our Ordinary Shares are listed in Amsterdam on Euronext Amsterdam N.V. which is the principal trading market for our Ordinary Shares. Our Ordinary Shares are also listed on the New York Stock Exchange, or NYSE, trading in the form of American Depositary Shares, or ADS’s, evidenced by ADR’s. Each ADS represents one Ordinary Share. We have a sponsored ADR facility with the Bank of New York as depositary. The ADS’s have been listed on the NYSE since September 20, 2001.

The following table sets forth, for the periods indicated, the per share high and low closing market prices of our Ordinary Shares on the Euronext Amsterdam, and of our ADS’s on the NYSE.

	Ordinary Shares (in euro)		ADS’s (in dollars)
	High	Low	High	Low
Fiscal Year Ended

December 31, 2004	9.15	5.73	11.73	7.30
December 31, 2003	8.03	1.97	9.05	2.10
December 31, 2002	15.83	2.40	13.59	2.43
December 31, 2001	33.00	5.33	11.40	5.40
December 31, 2000	35.00	16.58	NA	NA

Fiscal Year Ending December 31, 2003

First Quarter	5.00	1.97	5.42	2.10
Second Quarter	6.10	2.03	7.15	2.30
Third Quarter	8.03	5.71	8.90	4.20
Fourth Quarter	7.92	6.28	9.05	7.25

Fiscal Year Ending December 31, 2004

First Quarter	9.15	6.76	11.73	8.62
Second Quarter	8.29	6.79	10.10	8.25
Third Quarter	8.29	6.02	10.16	7.42
Fourth Quarter	7.22	5.73	9.87	7.30

Calendar Month
September 2004	6.79	6.02	8.30	7.42
October 2004	6.46	5.83	7.92	7.40
November 2004	7.22	5.73	9.40	7.30
December 2004	7.15	6.66	9.87	8.90
January 2005	8.00	7.46	10.55	9.92
February 2005	8.85	7.96	11.44	10.32

ITEM 10: ADDITIONAL INFORMATION

Description of Share Capital and Articles of Association of Buhrmann NV

The following is a description of certain of the provisions of our Articles of Association, as last amended by a notarial deed dated May 6, 2004, and Dutch law. This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association filed as Exhibit 1.1 to Buhrmann’s annual report on Form 20-F dated June 21, 2004 and is incorporated by reference to this annual report on Form 20-F.

An Extraordinary General Meeting of Shareholders was held on March 11, 2005 in which the shareholders approved amendments to the Articles of Association for, among others, the repurchase of the Preferences Shares C (see item 7 “Related Party Transactions- Holders of Preference Shares C”) and an increase in the authorized share capital to €1,080,000,000, divided into 395,000,000 Ordinary Shares, 55,000,000 Preference Shares A and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. After their repurchase, the Preference Shares C will be converted into an equal number of Ordinary Shares which will be held by Buhrmann as treasury stock.

General

Buhrmann was incorporated under Dutch law on January 6, 1875 as a public limited liability company (naamloze vennootschap). Buhrmann’s Articles of Association were last amended by a notarial deed dated May 6, 2004.

Pursuant to Chapter II, Article 3 of the Articles of Association, the objectives of Buhrmann are the participation in, management of, financing of and rendering services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of graphic and office systems, graphic paper and office products and, for its own account or for the account of third parties, the manufacturing, processing and trading of paper, cardboard, packing and related materials, and, generally, the carrying out of such activities which are connected with or are conducive to the attainment of the objects as set forth above.

Buhrmann has its head office at Hoogoorddreef 62, (1101 BE) Amsterdam and its registered seat in Maastricht. Buhrmann is registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share Capital

Buhrmann’s authorized share capital at December 31, 2004 amounted to €732,000,000, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C, with a nominal value of €1.20 per share each. The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer Ordinary Shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares. The Preference Shares C are registered shares, but may under certain circumstances be converted into bearer shares.

On December 31, 2004, the issued share capital was divided into 138,126,528 Ordinary Shares, 53,281,979 Preference Shares A and 43,628 Preference Shares C, all of which have been fully paid up. There are currently no Preference Shares B outstanding.

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

In order to gain admittance, holders of registered Ordinary Shares or depositary receipts must notify the Executive Board in writing of their intention to attend the meeting not later than the applicable date mentioned in the notice, which date may not be later than seventh day prior to date of the meeting.  In addition, instruments of proxy with respect to Ordinary Shares or depositary receipts must be delivered to the Executive Board not later than the applicable date set forth in the notice, which date may not be later than the third day prior to the meeting; with respect to Preference Shares A held by the Stichting Administratiekantoor Preferente Aandelen Buhrmann (Trust Office), the instrument of proxy must be received by the Executive Board no later than at the signing of the attendance list prior to the commencement of the meeting.  A holder of Ordinary Shares which are bearer shares, will be entitled to attend upon the delivery of a written statement, not later than seven days before the meeting, from a Necigef-participant that such person is a Necigef-beneficiary. In the case of bearer depositary receipts, the depositary receipt certificates must be deposited at the place and by the applicable date stated in the notice, which date may not be prior to the seventh day prior to the meeting.

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

Approval of major change in identy or character of the company

Decisions of the Executive Board on a major change in the identity or character of the company are submitted to the general meeting of shareholders for approval, as required under Dutch law.

Preference Shares A

On December 31, 2004, all Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Trust Office is to issue and administer registered depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association. The Articles of Association provide that Preference Shares A may be transferred to natural persons only and that a transfer or issue of Preference Shares A or voting rights relating to Preference Shares A shall not be possible if such transfer would result in the acquirer acquiring more than one per cent. of the capital issued in the form of Preference Shares A or one per cent. of the voting rights attached to such shares. Our Articles of Association contain certain exceptions to these transfer restrictions and the Executive Board may under certain circumstances grant an exemption from these transfer restrictions.. The depositary receipts are listed on Euronext N.V., Amsterdam.

Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists such that the voting rights attached to the Preference Shares A held by the Trust Office that can be exercised at a general meeting of shareholders is determined by reference to the value of the Prefernce Shares A in proportion to the value of the Ordinary Shares in the capital of Buhrmann. The voting right is calculated on the basis of the total value of all Preference Shares A (calculated by multiplying the number of Preference Shares A outstanding and the stock market price of one depositary receipt for such Preference Share A) divided by the stock market price of one Ordinary Share, both on the last trading day of the month prior to the month in which the applicable shareholders’ meeting is convened, capped at a maximum of one vote per Preference Share A.

At the request of a holder of depositary receipts and subject to the transfer restrictions described above and certain limitations set out in the Articles of Association, the Trust Office will grant a written proxy, with the power of substitution, to the holder to exercise the voting rights attached to the underlying Preference Shares A. The administration conditions of the Trust Office provide that the voting rights to be exercised by a holder of depositary receipts, as proxy of the Trust Office, is also related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the Ordinary Shares, calculated in accordance with what is set out above. The voting right that may then be exercised by the depositary receipt holder, as proxy of the Trust Office, may be exercised at his own discretion.

The Trust Office is charged with exercising the voting rights attached to the Preference Shares A (except for those Preference Shares A for which it has issued a proxy) in a manner which primarily safeguards the interests of the holders of depositary receipts, taking into account the interests of Buhrmann, its affiliates and all of its stakeholders.

Pursuant to an amendment of the articles of association of the Trust Office effected in October 2004, the Trust Office may no longer restrict the granting of a proxy, or exclude or revoke a proxy already granted.

The board of the Stichting Administratiekantoor van Preferente Aandelen Buhrmann comprises five members: three members A and two members B. The members A are appointed by the board of the Trust Office. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As at December 31, 2004, these members are Messrs R.A.H. van der Meer and W.O. Wentges, who have been re-appointed in a meeting of holders of depositary receipts held on March 25, 2003. The other members of the board of the Trust Office are Messrs A.A. Loudon, R.W.F. van Tets and C.J.A. Reigersman. All members of the board of the Trust Office are independent of Buhrmann as referred to in appendix X of the Listing Rules of Euronext, and as referred to in the Dutch Corporate Governance Code.

Preference Shares B

Buhrmann may issue Preference Shares B, inter alia, as a (preventive) measure against a hostile acquisition of control or takeover bid. For this purpose, Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from the Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Under these circumstances, Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises. Upon issue of Preference Shares B, only 25 per cent. of the nominal value is required to be paid-up. As of December 31, 2004, no Preference Shares B had been issued.

As at December 31, 2004, the board of Stichting Preferente Aandelen Buhrmann comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The board members are all independent of Buhrmann.

Preference Shares C

On October 28, 1999, an aggregate of 35,000 Preference Shares C were issued to two US venture capital groups, Apollo Management IV L.P. and Bain Capital, LLC to provide part of the financing of the acquisition of Corporate Express. On December 31, 2004, a total number of 43,628 Preference Shares C were issued to Apollo Management IV and Bain Capital. Each Preference Share C has a nominal value of €1.20 per share. The terms of the Preference Shares C were changed substantially as a result of a change in the articles of association that was approved by the Extraordinary General Meeting of Shareholders in October 2003.

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of USD 520 million in cash together with certain options to acquire Ordinary Shares of Buhrmann in certain defined circumstances. For further information regarding the repurchase of Preference Shares C, see Item 7 “Related Party Transactions - Holders of Preference Shares C”. Provided that all conditions are fulfilled, Buhrmann expects to complete the repurchase of Preference Shares C on or about April 1, 2005.

Conversion

The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The base conversion rate amounts to €13 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2004 in respect of the financial year 2003, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by €11.8968. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends.

Ranking

The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of common and Preference Shares, provided that they rank equal to the Preference Shares A.

Approval rights

As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel Ordinary Shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C. Changes to the Articles of Association that negatively affect the rights pertaining to the Preference Shares C as well as certain other decisions such as acquisitions and divestments with a value in excess of USD 350 million and share issues require the prior approval of the meeting of holders of Preference Shares C or, depending on the type of decision, of certain holders of Preference Shares C.

Redemption

If the closing price of the Ordinary Shares is at any time at or above 125% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the liquidation preference; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the liquidation preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the liquidation preference. The liquidation preference for each Preference Share C is USD 10,000 plus accrued dividends.

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

Ordinary Shares

As of December 31, 2004, Buhrmann had issued 138,126,528 Ordinary Shares.  The Ordinary Shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares.  The issued bearer Ordinary Shares are represented by one single share certificates, the Necigef Global Certificate.

Dividends

The proposed dividend for a financial year must be approved by the Annual General Meeting of Shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders’ equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year.

The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is USD 10,000). For the year 2003, the percentage was equal to 5.5%, for the years 2004 and 2005 the percentage is equal to 6%, for the years 2006, 2007 and 2008 the percentage is equal to 6.5%, for the year 2009 the percentage is equal to 7.5% and for the year 2010 and the following years the percentage is equal to 8.5%, subject to adjustment under certain circumstances as set forth in the Articles of Association.

The annual dividend on the Preference Shares C may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending December 31, 2009 the dividend is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board. The profit remaining after payment of dividends on the Preference Shares A, Preference Shares C and (where applicable) Preference Shares B may be distributed as a dividend to the holders of the Ordinary Shares, subject to any allocation to reserves. The general meeting of shareholders may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that a payment of dividend on Ordinary Shares be wholly or partly in shares.

In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. First insofar as possible pro rata parte on the Preference Shares A and Preference Shares C and thereafter on the issued Preference Shares B if any are issued.

Liquidation

Upon the liquidation or dissolution of Buhrmann, any remaining balance after the payment of debts shall be distributed first to the Preference Shares A and Preference Shares C to the extent of the sum of (1) any unpaid and accrued dividends and (2) an amount per Preference Share A and Preference Share C, equal to a yield basis per share of € 3.40355 and USD 10,000, respectively.  In the event that the existing balance of funds is not sufficient to effect the above distribution to holders of Preference Shares A and Preference Shares C in full, the available balance will be distributed amongst the holder thereof on a pro rata basis equal in proportion to the yield basis per share as set forth above.

Any balance of funds remaining after the distribution to holders of Preference Shares A and Preference Shares C shall then be distributed to holders of Preference Shares B, if such Preference Shares B have been issued, to the extent of the sum of (1) any outstanding dividend payable on the Preference Shares B and (2) the nominal amount paid on the Preference Shares B.  If the remaining balance is not sufficient for a distribution in full to the holders of Preference Shares B, the distribution shall be effected in proportion to the amounts paid on the shares.

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

At the Annual General Meeting of Shareholders held on April 29, 2004 the Executive Board was authorized to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire Ordinary Shares up to October 28, 2005, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares except for Preference Shares C that are convertible into Ordinary Shares.

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

Buhrmann shall confer a right to a bearer Ordinary Share on a person by having Necigef enable Buhrmann to add an Ordinary Share to the Necigef Global Certificate, and the entitled person shall designate a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant’s collective deposit of Ordinary Shares in Buhrmann.

Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending co-operation in the crediting and debiting of the Necigef Global Certificate, without prejudice to the provisions in article 42, paragraph 4, of the Articles of Association.

No individual bearer Ordinary Share shall be handed over. A Necigef-beneficiary may at any time require the conversion of one or more bearer Ordinary Shares up to the maximum number he is entitled to into registered Ordinary Shares. Such conversion of one or more Ordinary Shares is only allowed to the maximum number for which he is Necigef-participant and subject to the requirements as mentioned in the article 5 of the Articles of Association.

A holder of registered Ordinary Shares may at any time require the conversion of such Ordinary Shares into bearer Ordinary Shares, subject to the requirements mentioned in article 5 of the Articles of Association.

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

Following the amendment to our Articles of Association to be effectuated subsequent to the completion of the repurchase of Preference Shares C, each member of the Executive Board and each member of the Supervisory Board will be indemnified by us under our Articles of Association against any and all liabilities, claims, judgements, fines and penalties incurred by such member as a result of any civil, criminal or administrative action, brought by any party other than Buhrmann itself, in relation to acts or omissions in or related to his capacity as a member of the Executive Board or Supervisory Board, as applicable. This indemnity will exclude any claims in so far as they relate to any actual gain of personal profit, advantage or remuneration to which such member was not legal entitled, or where such member has been adjudged to be liable on the basis of gross negligence (grove nalatigheid), wilful misconduct (opzel) or intentional recklessness (bewuste roekeloosheid).

Amendment of the Articles of Association and Dissolution

Pursuant to a proposal of the Executive Board and subject to the approval of the Supervisory Board, the general meeting of shareholders may amend the Articles of Association or decide to dissolve the Company by absolute majority of votes cast. Any amendment to the Articles of Association that adversely affects the holders of the Preference Shares C is subject to prior approval of the general meeting of the holders of Preference Shares C, which approval must be granted with a majority of 90% of the votes cast.

American Depositary Shares

We incorporate by reference the disclosure regarding our American Depositary Share program included in the Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on August 28, 2001.

Material Contracts

In July 2002, the Buhrmann operating companies in the United Kingdom, the Netherlands and the United States entered into various contracts relating to Buhrmann’s accounts receivable securitization program including: (1) the Dutch Master Receivables Purchase Agreement, amended and restated on July 18, 2002 between Buhrmann-Ubbens BV, Proost and Brandt BV, Buhrmann Silver S.A., Silver Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann NV; (2) the US Contribution Agreement, amended and restated on July 18, 2002 between Corporate Express Office Products, Inc., Corporate Express of Texas, Inc., Burhmann Silver US LLC, Buhrmann NV and Deutsche Trustee Company Limited; (3) the English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002 by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.; (4) the Master Definitions and Framework Deed, amended and restated July 18, 2002 between various parties in the securitization program; and (5) the English Standard Terms. In2003, Buhrmann Office Products Nederland B.V. and ASAP Software Express, Inc., entered into the accounts receivable securitization program by executing the New Dutch Originator Accession Agreement and the New US Originator Accession Agreement respectively, both dated April 16, 2003. Due to the sale of the Paper Merchanting Division, Buhrmann-Ubbens BV and Proost and Brandt BV repurchased their receivables on October 31, 2003 through the Onward Dutch Receivable Re-Purchase Agreement. Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited repurchased their receivables on October 31, 2003 through the European Warehouse Company Sale and Purchase Agreement. For a summary of the principal terms of the accounts receivable securitization program, see “Accounts Receivable Securitization Program” in Item 5 in this annual report on Form 20-F.

On December 10, 2002, Buhrmann NV and Heidelberg Druckmaschinen AG entered into a Distributorship Agreement which extends Buhrmann’s right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxemburg, Italy, Greece and Spain. The agreement took effect as of July 1, 2003 and applies for five years. After the five years period, the agreement will continue to be in effect unless terminated by an eighteen months prior written notice by one of the parties. This agreement was filed as Exhibit 4.4 to Buhrmann’s annual report on Form 20-F dated June 27, 2003 and is incorporated by reference in this annual report on Form 20-F.

In September 2003, Buhrmann sold its Paper Merchanting Division to PaperlinX Ltd (Melbourne Australia) for a purchase price of €706 million on a cash- and debt-free basis, subject to certain purchase price adjustments. Pursuant to the agreement for the sale and purchase of the Paper Merchanting Division, dated September 8, 2003, Buhrmann had to give representations and warranties to the buyer customary for contracts of that type and size as well as hold the buyer harmless for certain known and threatened liabilities. The agreement for the sale and purchase of the Paper Merchanting Division of Buhrmann N.V. , dated September 8, 2003, has been filed as Exhibit 4.18 to this annual report on Form 20-F.

On December 23, 2003, Buhrmann entered into a Senior Facilities Agreement to replace the Senior Credit Facility entered into in 1999 with a new Senior Credit Facility. The new Senior Credit Facility arranged with a syndicate of banks led by Deutsche Bank and ABN AMRO, consists of ‘Term Loans A’ of €120 million, ‘Term Loans B’ with tranches of €50 million and USD 380 million and a working capital facility of €255 million. The new Senior Credit Facility imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Under the new Senior Credit Facility, Buhrmann must also comply with certain financial maintenance covenants. The security provided for the new Senior Credit Facility is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. On June 28, 2004, the Term Loans B were replaced by Term Loans C with tranches of €50 million and USD 503 million. The terms and conditions remained the same except for a reduction in the interest margin payable.  On March 10, 2005, the Senior Credit Facility was amended in connection with the repurchase of Preference Shares C, see Item 7 “Major Shareholders and Related Party Transactions —Related Party Transactions —Holders of Preference Shares C”.  The Senior Credit Facility, as amended June 28, 2004, and amendments dated December 1, 2004 and March 10, 2005 are filed as Exhibits 4.19, 4.20 and 4.21 to this annual report on Form 20-F.

In December 2003, Buhrmann issued a €115 million 7-year Subordinated Convertible Bond with listing on the Amsterdam Stock Exchange. The Bond has a coupon of 2% which is payable annually on June 18 and is convertible in Buhrmann Ordinary Shares at a conversion price of €8.40 per Ordinary Share. The Bond must be redeemed on or before December 18, 2010. Buhrmann has the option to redeem the Bond after July 9, 2008 if the official closing price of Buhrmann’s Ordinary Shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.  The terms and conditions of the Bond were filed as Exhibit 2.5 to Buhrmann’s annual report on Form 20-F dated June 21, 2004 and is incorporated by reference in this annual report on Form 20-F.

In June 2004, Buhrmann US Inc. issued USD 150 million in aggregate principal amount of 8-1/4% Senior Subordinated Notes due 2014 in a private placement.  These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteed by Buhrmann and certain of its subsidiaries.  In September 2004, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for USD 150 million in aggregate principal amount of 8-1/4% Senior Subordinated Notes due 2014, the terms of which were substantially identical to the unregistered bonds issued in June.  The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding 8-1/4% Senior Subordinated Notes due 2014 for the newly registered 8-1/4% Senior Subordinated Notes due 2014.  Pursuant to this exchange offer, which closed in October 2004, the registered bonds were issued to existing holders in exchange for their unregistered bonds. The Indenture governing the Notes due 2014, dated as of July 1, 2004, was filed as Exhibit 2.6 to Amendment No. 1 to Registration Statement of Buhrmann NV on Form F-4 dated September 7, 2004 and is incorporated by reference in this annual report on Form 20-F.

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of USD 520 million in cash together with certain options to acquire Ordinary Shares of Buhrmann in certain defined circumstances. For key terms of the agreement, see Item 7 “Related Party Transactions - Holders of Preference Shares C”. The agreement has been filed as Exhibit 4.3 in this Annual Report on Form 20-F.

Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in the Articles of Association of Buhrmann NV, on the rights of non-residents to hold or vote Ordinary Shares. Cash distributions, if any, payable in euros on Ordinary Shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. However, for statistical purposes, any such payments and transactions which exceed € 10,000 must be reported to the Dutch Central Bank. In addition, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or regulations of the European Union.

Taxation

The information set out below is only a summary of certain material US tax consequences of an investment in Buhrmann NV’s American Depositary Shares and Ordinary Shares and of the principle Dutch tax consequences of an investment in Ordinary Shares.

US and Dutch taxation may change from time to time. Investors should consult their professional advisors as to the tax consequences of an investment in American Depositary Shares and Ordinary Shares, including the effect of tax laws of any other jurisdiction.

US Federal Income Taxation

The following discussion describes the material US federal income tax considerations of an investment in American Depositary Shares or Ordinary Shares. For purposes of this discussion, a “US Holder” means a beneficial owner of a American Depositary Share or Ordinary Share that is, for US federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for US federal income tax purposes, created or organized in or under the laws of the United States, any State or the District of Columbia, (iii) an estate the income of which is includable in gross income for US federal income tax purposes regardless of its source, or (iv) a trust the administration of which is subject to the primary supervision of a court in the United States and for which one or more US persons have the authority to control all substantial decisions. If a partnership holds American Depositary Shares or Ordinary Shares, the US federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding American Depositary Shares or Ordinary Shares should consult their own tax advisors. Except as otherwise provided, the discussion below deals only with US Holders who hold American Depositary Shares or Ordinary Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This discussion also does not deal with persons who may be subject to special treatment under the US federal income tax laws (including, without limitation, Holders other than U.S. Holders, insurance companies, tax-exempt organizations, individual retirement accounts and other tax-deferred accounts, financial institutions, broker-dealers, corporations that own (or are deemed to own) 10% or more (by vote and value) of the stock of Buhrmann NV, persons that will hold an American Depositary Share or Ordinary Share through a partnership or other pass-through entity, an entity (and the beneficial owners thereof) that is a “conduit entity” holding an American Depositary Share or Ordinary Share as part of a “conduit financing arrangement” within the meaning of the Treasury Regulations promulgated under the authority of Section 7701(l) of the Code, persons whose “functional currency” is not the US dollar, individuals who are subject to Section 877 of the Code and persons that will hold an American Depositary Share or Ordinary Share as a position in a “straddle,” “hedge,” “constructive sale transaction” or “conversion transaction”). This summary also does not discuss tax consequences under state, local or foreign tax laws.

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

For taxable years beginning before January 1, 2009, dividends received by an individual are eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) either (a) our American Depositary Shares continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United States-Netherlands income tax treaty, and (3) we are not a “passive foreign investment company”. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

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

Foreign Tax Credit Considerations. For purposes of the US foreign tax credit limitations, dividends on the American

Depositary Shares or Ordinary Shares will be foreign source income and will generally be “passive income” (or “financial services income” in the hands of certain persons engaged in financial businesses). Under recently enacted legislation, for taxable years beginning after December 31, 2006, dividends on the American Depository Shares will generally be “passive category income”(or “general category income” in the case of certain persons engaged in financial business). In general, for foreign tax credit limitation purposes, gain or loss realized upon sale or exchange of the American Depositary Shares or Ordinary Shares by a US Holder will be US source income or loss, as the case may be. Subject to certain complex limitations, including holding period requirements, a US Holder will generally be entitled to a credit against its US federal income tax liability or a deduction in computing its US federal taxable income in respect of any Dutch taxes withheld by Buhrmann NV.

US Holders should consult their tax advisors as to the consequences of Dutch withholding taxes and the availability of a foreign tax credit or deduction.

Passive Foreign Investment Company Considerations. The Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions, including pledges, of stock of, a “passive foreign investment company”, or PFIC. A foreign corporation, such as Buhrmann NV, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%. Buhrmann NV believes that it was not a PFIC for the taxable year ended December 31, 2004, and expects to conduct its affairs in such a manner so that it will not be a PFIC in the foreseeable future.

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

Netherlands taxation of non-resident holders of Ordinary Shares

This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of Ordinary Shares. It is a general summary which does not discuss every aspect of taxation that may be relevant to a particular holder of Ordinary Shares under special circumstance, or who is subject to special treatment under applicable law. This summary also assumes that Buhrmann NV is organized, and that its business will be conducted, in the manner outlined in this Annual Report. Changes in the organizational structure or the manner in which Buhrmann NV conducts its business may invalidate this summary.

This summary is based on the tax laws of the Netherlands as they are in force and in effect on the date of this Annual Report. These laws could change and a change could be effective retroactively. This summary will not be updated to reflect changes in laws and if such change occurs the information in this summary could become invalid.

This is a general summary and the tax consequences described may not apply to each holder of shares of Buhrmann NV.

Any potential investor should consult his own tax advisor for more information about the tax consequences of acquiring, owning and disposing of shares of Buhrmann NV in particular circumstances.

We have not addressed every potential tax consequence of an investment in Ordinary Shares under the laws of the Netherlands.

General

The summary of certain Dutch taxes set out in this section “Netherlands taxation of non-resident holders of Ordinary Shares” only applies to a holder of Ordinary Shares who is a non-resident holder of Ordinary Shares. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall therefore be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

A holder of Ordinary Shares is a non-resident holder, or Non-Resident Holder, of Ordinary Shares if:

• he is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and

• his Ordinary Shares and income or capital gains derived therefrom has no connection with his past, present or future employment, if any; and

• his Ordinary Shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang), in Buhrmann NV, unless such interest forms part of the assets of an enterprise.

Generally, if a person holds an interest in Buhrmann NV, such interest forms part or is deemed to form part of a substantial interest in Buhrmann NV if any one or more of the following circumstances is present:

• he alone or, in the case of an individual, together with his partner (partner, if any) has, directly or indirectly, the ownership of shares of Buhrmann NV representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann NV, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann NV, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of Buhrmann NV or to 5% or more of the liquidation proceeds of Buhrmann NV.

• his shares, profit participating certificates or rights to acquire shares or profit participating certificates in Buhrmann NV have been acquired by him or are deemed to have been acquired by him under a non-recognition Provision.

• his partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of his partner has a substantial interest (as described here above) in Buhrmann NV.

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

Taxes on income and capital gains

A Non-Resident Holder of Ordinary Shares will not be subject to any Dutch taxes on income or capital gains in respect of dividends distributed by Buhrmann NV (other than the dividend withholding tax described below) or in respect of any gain realized on the disposal of Ordinary Shares, unless:

• he derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in the Netherlands or, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and his Ordinary Shares are attributable to that enterprise; or,

• (in the case of an individual) he derives benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands (resultaat uit overige werkzaamheden in Nederland).

The concept “dividends distributed by Buhrmann NV” as used in this section includes, but is not limited to, the following:

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

• the par value of Ordinary Shares issued by Buhrmann NV to a holder of Ordinary Shares or an increase of the par value of Ordinary Shares, as the case may be, to the extent that it does not appear that a contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and

• partial repayment of capital, recognized as paid-in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the general meeting of shareholders of Buhrmann NV has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the articles of association of Buhrmann NV.

A Non-Resident Holder of Ordinary Shares may, inter alia, derive benefits from Ordinary Shares that are taxable as benefits from miscellaneous activities in the Netherlands in the following circumstances:

• if his investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

• if he makes Ordinary Shares available or is deemed to make Ordinary Shares available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;

if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax

Dividends distributed by Buhrmann NV to a Non-Resident Holder of Ordinary Shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See the sub-section “Taxes on income and capital gains” for a description of the concept “dividends distributed by Buhrmann NV”.

If a double tax treaty is in effect between The Netherlands and the country of residence of a Non- Resident holder of Ordinary Shares, such holder may be eligible for a full or partial relief from the Dutch dividend withholding tax, provided that such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by Buhrmann NV. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the tax Arrangement for the Kingdom of the Netherlands(Belastingregeling voor het Koninkrijk).

A holder of shares who receives proceeds therefrom shall not be recognised as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in shares or similar instruments, comparable to its interest in shares or prior to the time the composite transaction was first initiated.

Under the convention of December 18, 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (U.S./NL Income Tax Treaty), the Dutch dividend withholding tax rate on dividends paid by Buhrmann NV on Ordinary Shares held by a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organizations, as defined therein. Except in the case of exempt organizations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such Ordinary Shares, provided that the holder thereof or, if applicable, the paying agent, has supplied Buhrmann NV with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely provided, Buhrmann NV generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident Holder of Ordinary Shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

Reduction

If Buhrmann NV has received a profit distribution from a foreign entity, or a repatriation of foreign branch profit, that is exempt from Dutch corporate income tax and that has been subject to a foreign withholding tax of at least 5%, Buhrmann NV may be entitled to a reduction of the amount of Dutch dividend withholding tax withheld that must be paid over to the Dutch tax authorities in respect of dividends distributed by Buhrmann NV.

Non-Resident Holders of Ordinary Shares are urged to consult their tax advisors regarding the general creditability or deductibility of Dutch dividend withholding tax and, in particular, the impact to such investors of Buhrmann NV’s potential ability to receive a reduction as meant in the previous paragraph.

Gift and inheritance taxes

A person who acquires Ordinary Shares as a gift (in form or in substance) or who acquires or is deemed to acquire Ordinary Shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

• the donor is or the deceased was resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax, as the case may be; or

• the Ordinary Shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

• the donor makes a gift of Ordinary Shares, then becomes a resident or deemed resident of the Netherlands, and dies as a resident or deemed resident of the Netherlands within 180 days after the date of the gift.

Capital tax

Buhrmann NV is subject to Dutch capital tax at a rate of 0.55% on any contribution received in respect of Ordinary Shares, unless an exemption applies.

Other taxes and duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands by a Non- Resident Holder of Ordinary Shares in respect of or in connection with the subscription, issue, placement, allotment or delivery of Ordinary Shares.

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

ITEM 11: QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Buhrmann is exposed to financial market risks, including adverse changes in interest rates and currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

The financing policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure, including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on cash interest cover (operating result before depreciation of tangible fixed assets and software and before amortization and impairment of goodwill and exceptional items over cash interest) and the relationship between borrowings and total enterprise value (market value based leverage, which is calculated by using the market capitalization of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of three times and the market-value based gearing (net interest-bearing debt over total enterprise value) over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest-bearing debt over operating result before depreciation of tangible fixed assets and software and before amortization and impairment of goodwill and exceptional items) is the most relevant. Actual cash interest cover at December 31, 2004 was 4.8 (2003: 2.2), which is above our minimum target level of 3. Market value-based gearing stands at 31% (2003: 36%), while the leverage ratio is 2.4 (2003: 2.5). Both the debt reduction and the refinancing carried out in 2004 had a positive effect on the financial ratios.

Our interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Interest hedging instruments are used to adjust the fixed interest or floating interest nature of the financing towards the required profile. We currently aim to have around 60% of the interest rate fixed, given the present, improved, level of interest cover. Actual fixed interest was 63% at December 31, 2004.

External interest-bearing debt after currency hedging is distributed primarily among our main currencies (i.e., U.S. dollar and euro) on the basis of anticipated operating profit before amortization and impairment of goodwill and excluding exceptional items. The remaining translation risk is not covered. At December 31, 2004, the actual split of the external debt (after currency hedges) is 81% in U.S. dollar, 13% in euro and 6% in other currencies.

Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are also used to cover these risks. The occurrence of these exposures is relatively low as most purchases and sales are conducted in local currencies.

Financial instruments such as currency and interest swaps are used only to hedge against financial market risks, rather than for speculative purposes. Financial instruments are primarily dealt with third parties by Buhrmann NV, Buhrmann US, Inc. and Buhrmann Europcenter NV. These entities also act as the main financing companies for the Group. In addition, an accounts receivable securitization program is being operated using Buhrmann Silver SA and Buhrmann Silver US LLC. Details on the various components of the capital structure, including liquidity aspects, are provided in the notes to the consolidated financial statements included elsewhere in this Annual Report.

Our treasury function does not operate under an own profit objective but it pursues benefits of scale and efficiency as well as provides in-house services in the area of financial logistics. Cash and third-party debt is concentrated in the main financing companies to ensure maximum efficiency in meeting changing business needs, while local operations are largely financed by a mix of equity and long-term inter-company loans denominated in local currencies.

The table below provides information about Buhrmann’s debt obligations as of December 31, 2004. This table provides information about the cash flows, fair value, weighted average interest rate, maturity and contract terms of Buhrmann’s debt which includes both variable and fixed rate debt. Foreign currencies have been translated at the applicable euro rates at December 31, 2004. For cash, accounts receivable, other short-term assets, accounts payable, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

	2005	2006	2007	2008	>2008	Total	Fair Value
	(in millions)
Fixed rate debt:
2014 Notes					110	110	112
Interest rate					8.25%
Subordinated Convertible Bonds					115	115	125
Interest rate					2.00%
Other					2	2	2
Total fixed rate debt					€227	€227	€239

Variable rate debt:
Account receivables securitization			74			74
Term Loan A	16	16	26	26	27	112
Term Loans C	4	4	4	4	400	417
Overdrafts & Others	19	12	—	—	—	31
Total variable rate debt	€39	€32	€104	€31	€427	€634

Total debt	€39	€32	€104	€31	€654	€861

The fair values of Buhrmann’s fixed rate loans have been estimated based on applicable market interest rates available to Buhrmann for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value.

Interest rate risks

Buhrmann’s policy is to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position, in order to achieve the hedging as per policy. Buhrmann currently aims to have around 60% of the interest rate fixed, given the present level of interest cover. The actual fixed percent was 63% at December 31, 2004.

Our average blended effective interest rate (including margin, currency and hedging effects) was approximately 6.8% in 2004.

Buhrmann’s Interest Rate Swap contracts at December 31, 2004

Maturity	Notional amount(1)	Average interest rate in%(2)	Fair value
	(in millions)		(in millions)
< 1 year	128	2.33	0
< 2 years	37	2.74	0
< 3 years	128	4.27	(2)
< 5 years	128	4.71	(3)
Total	€422		€(5)

(1)                                  The notional amount of these interest rates swaps are denominated in U.S. dollars and have been translated at an assumed exchange rate of €1.00=$1.3621. This was the exchange rate used for currency translation purposes in the Company’s consolidated balance sheet for the year ended December 31, 2004.

(2)                                  Pursuant to these swaps, Buhrmann pays the fixed interest rates indicated in the table and receives floating rates based on 3-month LIBOR.

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

Buhrmann’s forward foreign exchange and currency swap contracts at December 31, 2004

Contract	Maturity	Weighted average contractual exchange rate	Notional amount	Fair value
	(in millions)
Buy €/sell Swedish Kronor	< 1 year	8.98	39	0
Buy €/sell USD	< 1 year	1.36	109	0
Buy €/sell GBP	< 1 year	0.71	10	0
Total			158	0

The estimated fair value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date.

ITEM 12: DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On March 25, 2003, a meeting of holders of depositary receipts of Preference Shares A was held. At this meeting certain changes to the Administration Conditions governing the administration of the Preference Shares A were made so that the holders of depositary receipts of Preference Shares A are now entitled, subject to certain limitations, to vote the underlying Preference Shares A at shareholders’ meetings. In addition, the number of votes attached to the Preference Shares A are now based on the stock market price of the depositary receipts in relation to the stock market price of the Ordinary Shares.  In October 2004, the Articles of Association and Administration Conditions have been amended in accordance with the Dutch Corporate Governance Code. The holders of depositary receipts are now entitled to vote the underlying Preference Shares A without limitations. Furthermore, holders of depositary receipts that (on their own or jointly) represent more than 10% of the number of depositary receipts issued, have the right to call a meeting of depositary receipt holders.

See Item 10 “Additional Information—Articles of Association of Buhrmann NV—Preference Shares A” for a more detailed description of the voting rights of the Preference Shares A.

There have been no other material modifications to the rights of security holders since January 1, 2004.

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

As of the end of the period covered by this annual report, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level.

During the period covered by this Annual Report on Form 20-F, there have been no changes in the Company’s internal controls over financial reporting that have materially affected , or are reasonably likely to materially affect,  the Company’s internal controls over financial reporting.

ITEM 16A: AUDIT COMMITTEE FINANCIAL EXPERT

Our Supervisory Board has determined that each member of the Audit Committee (messrs A.G. Jacobs, G.H. Smit and J. Peelen) is an audit committee financial expert.

ITEM 16B: CODE OF ETHICS

Buhrmann has a code of ethics (Business Principles and Code of Ethics) which applies to all employees of Buhrmann worldwide, including Buhrmann’s chief executive officer, chief financial officer, principal accounting officer and other persons performing similar functions. We amended our Business Principles and Code of Ethics on February 27, 2003 and February 26, 2004 in order to reflect SEC rules adopted under U.S. Sarbanes-Oxley Act of 2002 and to reflect amendments by the New York Stock Exchange to its corporate governance rules for listed companies. In 2003, no waivers were granted with respect to our Business Principles and Code of Ethics.

A copy of our code of ethics has been filed as Exhibit 11.1 to Buhrmann’s annual report on Form 20-F dated June 21, 2004 and is incorporated by reference in this annual report on Form 20-F.  A copy of our code of ethics is also available, along with the Company’s remaining corporate governance policies, on our website at www.buhrmann.com.

ITEM 16C: PRINCIPAL ACCOUNTANT FEES AND SERVICES

In 2004 and 2003, Buhrmann paid to PricewaterhouseCoopers Accountants N.V., our principal accountant, the following fees (in millions of euro):

	2004	2003
Audit fees	4.5	4.7
Audit-related fees	1.6	1.5
Tax fees	0.1	0.2
All other fees	0.2	0.8
Total fees	6.4	7.2

Audit-related fees in 2004 mainly relate to the issue of the 2014 Notes, the implementation of IFRS and services regarding compliance with the rules relating to internal controls over financial reporting as adopted by the SEC under the Sarbanes-Oxley Act.  Audit-related fees in 2003 mainly relate to services in connection with the divestment of the Paper Merchanting Division, the issue of the Subordinated Convertible Bond and the accounts receivable securitization program.

Tax fees relate to tax compliance services.

All other fees mainly relate to advisory services in connection with rules relating to internal controls over financial reporting as adopted by the SEC under the Sarbanes-Oxley Act.

Policy regarding External Auditor Indepence and Services

Buhrmann has established a policy addressing the independence of its external auditors and the provision of services by its external auditors. Pursuant to the Buhrmann Policy regarding External Auditor Independence and Services, the Company’s external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been pre-approved by the Audit Committee (except as otherwise set forth below). The Audit Committee annually reviews the list of permissible pre-approved services and may add or subtract services from the list from time to time.

The following lists certain of the permissible pre-approved audit services, audit-related services and non-audit services as set forth in the Buhrmann Policy regarding External Auditor Independence and Services:

Permissible audit services include:

• statutory audits or financial audits for subsidiaries or affiliates of the Company, including issuing the audit opinion for group reporting purposes and on the statutory financial statements; and

• issuing the audit opinion relating to the financial statements contained in the Company’s annual report on Form 20-F, and other services associated with SEC registration statements, periodic reports and other documents filed with the SEC.

Permissible audit-related services include:

• due diligence work;

• audits on divestments and acquisitions; and

• advice on accounting policies.

Permissible non-audit services include:

• risk management advisory services (such as assessment and testing of security controls);

• treasury advisory services; and

• tax planning and tax consultation services.

These non-audit services require the pre-approval of the Audit Committee unless:

• the aggregate amount of all such services provided constitutes no more than €250,000 in any fiscal year;

• such services were not recognized by the Company at the time of the engagement to be non-audit services; and

• such services are promptly brought to the attention of the Audit Committee and approved by the Audit Committee prior to the completion of the audit.

The foregoing description is qualified in its entirety by reference to the Buhrmann Policy regarding External Auditor Independence and Services, a copy of which is available on our website.

In 2004, all audit fees, audit-related fees and tax fees originating from PricewaterhouseCoopers Accountants N.V. were pre-approved by the Audit Committee in accordance with the pre-approval policy.  The non-audit fees originating from PricewaterhouseCoopers Accountants N.V., included in all other fees in the table above, were not pre-approved as the aggregate amount of these services was less than € 250,000 in 2004.

ITEM 17: FINANCIAL STATEMENTS

Not applicable.

ITEM 18: FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm
Consolidated Financial Statements:
Consolidated Statements of Income for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003
Consolidated Statements of Cash Flows for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Consolidated Statement of Group Equity for the years ended December 31, 2004, December 31, 2003 and December 31, 2002
Notes to Consolidated Financial Statements
Guarantor information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and to the Shareholders of Buhrmann N.V.

In our opinion the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows and of group equity present fairly, in all material respects, the financial position of Buhrmann N.V. and its subsidiaries at December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the Netherlands. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Netherlands and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the Netherlands vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

PricewaterhouseCoopers Accountants N.V.

Amsterdam, the Netherlands,

February 22, 2005, except for Note 33,

for which the date is March 11, 2005

Buhrmann N.V.

Consolidated Statements of Income

for the years ended December 31, 2004, 2003 and 2002

	2004	2003	2002
	(In millions of €, except per share data)
Net sales	5,539	8,053	9,948
Costs of trade goods sold	(3,884)	(5,933)	(7,392)
Other costs of sales	(179)	(261)	(303)
Exceptional costs of sales (Note 4)	—	(5)	—
Total costs of sales	(4,063)	(6,199)	(7,695)
Added value	1,476	1,854	2,253
Labor costs (Note 5)	(889)	(1,137)	(1,330)
Other operating costs (Note 6)	(292)	(393)	(467)
Exceptional operating results (Note 7)	(5)	56	—
Depreciation of tangible fixed assets and internally used software	(84)	(104)	(114)
Amortization of goodwill	(45)	(52)	(70)
Impairment of goodwill (Note 15)	—	(53)	(573)
Total operating costs	(1,315)	(1,683)	(2,554)
Operating result	161	171	(301)
Net financing costs	(68)	(161)	(199)
Exceptional financing costs	(35)	(96)	—
Total financing costs (Note 8)	(103)	(257)	(199)
Result from operations before taxes	58	(86)	(500)
Taxes on result from operations	13	(8)	(18)
Exceptional tax results	20	76	—
Total taxes (Note 10)	33	68	(18)
Other financial results	—	1	16
Exceptional other financial results	6	(103)	—
Total and other financial results (Note 9)	6	(102)	16
Minority interests	(17)	(14)	(12)
Exceptional minority interests	—	2	—
Total minority interests (Note 11)	(17)	(12)	(12)
Net result from operations	80	(132)	(514)
Extraordinary result (after tax) (Note 12)	—	—	(74)
Net result	80	(132)	(588)

Net result per Ordinary Share basic and fully diluted (Note 14)	0.32	(1.23)	(4.70)

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Balance Sheets as of December 31, 2004 and 2003

(before appropriation of net result)

	December 31
	2004	2003
	(In millions of €)
ASSETS
Fixed assets
Intangible fixed assets (Note 15)	1,403	1,543
Tangible fixed assets (Note 16)	190	208
Financial fixed assets (Note 17)	384	421
	1,977	2,172
Current assets
Inventories of trade goods	422	423
Accounts receivable (Note 18)	731	736
Other receivables (Note 18)	197	201
Cash and deposits	154	145
	1,504	1,505
Total assets	3,481	3,677

GROUP EQUITY, PROVISIONS AND LIABILITIES
Group equity
Ordinary Shares (Note21)	166	164
Preference Shares (Note 21)	64	64
Additional paid in capital (Note 21)	2,080	2,055
Retained earnings	(961)	(705)
Treasury shares	(10)	(10)
Undistributed net result	80	(132)
Minority interests	55	48
	1,474	1,484
Provisions
Pensions (Note 22)	16	18
Deferred taxes (Note 22)	109	177
Other (Note 22)	74	79
	199	274
Long-term liabilities
Subordinated loans (Note 24)	225	392
Other loans (Note 24)	597	557
	822	949
Current liabilities
Loans	33	28
Bank overdrafts	6	5
Accounts payable	663	644
Other liabilities (Note 25)	284	293
	986	970
Total group equity, provisions and liabilities	3,481	3,677

Working capital (Note 19)	419	456
Capital employed (Note 20)	2,012	2,207
Interest-bearing debt (Note 27)	707	836
Guarantee capital (Note 28)	1,699	1,876
Commitments not included in the balance sheet (Note 29)	451	524

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Statements of Cash Flows

for the years ended December 31 2004, 2003 and 2002

	2004	2003	2002
	(In millions of €)
Cash flow from operating activities
Operating result	161	171	(301)
Adjustments for:
Depreciation of tangible fixed assets and software	84	104	114
Amortization of goodwill	45	52	70
Impairment of goodwill	—	53	573
Addition to/(release of) provisions	7	—	1
(Increase)/decrease in working capital:
(Increase)/decrease inventories	(17)	1	11
(Increase)/decrease accounts receivable	(19)	109	195
Increase/(decrease) accounts payable	50	(43)	(172)
(Increase)/decrease other receivables and liabilities	22	14	18
Net (increase)/decrease in working capital	36	81	52
Cash flow from operations	333	461	509
Other operational payments:
Interest paid	(62)	(134)	(184)
Other financial income	—	18	—
Profit taxes paid	(22)	(22)	(16)
Payments charged to provisions (see Note 22)	(26)	(51)	(51)
	(110)	(189)	(251)
Net cash provided by operating activities (A)	223	272	258
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software	(59)	(79)	(107)
Acquisitions	(6)	(10)	(9)
Investments in financial fixed assets	(4)	—	—
Payments related to integration of acquisitions	(3)	(8)	(90)
Divestments including transaction expenses	(10)	641	68
Net cash provided by (used in) investing activities (B)	(82)	544	(138)
Available cash flow (A+B)	141	816	120
Cash flow from financing activities
Dividend payments (see Note 21)	(11)	(9)	(25)
Payment to minority shareholders	(8)	(7)	(5)
Paid financing fees and tender premiums	(39)	(25)	(16)
Settlement of interest rate swaps	—	(40)	—
Net repayment of long-term debt	(69)	(600)	(162)
Net cash provided by (used in) financing activities (C)	(127)	(681)	(208)
Net cash flow (A+B+C)	14	135	(88)

Net increase in liquid funds
Liquid funds at year-end:
Cash and deposits	154	145	37
Short-term borrowings with credit institutions	(6)	(5)	(26)
	148	140	11
Minus liquid funds at beginning of year:
Cash and deposits	145	37	99
Short-term borrowings with credit institutions	(5)	(26)	—
Translation differences	(6)	(6)	—
	134	5	99
Net increase in liquid funds	14	135	(88)

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.

Consolidated Statements of Group Equity

for the years ended December 31, 2004, 2003 and 2002

					Issued and Paid-In Capital	Additional paid in capital	Retained earnings	Treasury Shares	Undistributed net result	Mintority Interest in group companies	Total Group Equity

	Ordinary Shares		Preference Shares
	Issued	Treasury	A	C
	(In millions of €, except number of shares (in thousands))
December 31, 2001	131,835	(509)	53,282	37	221	1,993	389	(10)	41	37	2,671
Reclassification additional paid-in capital Preference Shares C	—	—	—	—	—	42	(42)	—	—	—	—
Dividend Ordinary Shares for 2001	—	—	—	—	—	—		—	(10)	—	(10)
Profit appropriation 2001	—	—	—	—	—	—	31	—	(31)	—	—
Issued shares	—	—	—	—	1	(1)	—	—	—	—	—
Issued shares for stock dividend	793	(6)	—	2	—	—	—	—	—	—	—
Dividend payments to third parties	—	—	—	—	—	—	—	—		(5)	(5)
Result 2002	—	—	—	—	—	—	—	—	(588)	—	(588)
Dividend Preference Shares A for 2002	—	—	—	—	—	—	(11)	—	—	—	(11)
Dividend Preference Shares C for 2002	—	—	—	—	—	—	(21)	—	—	—	(21)
Preference Shares C to be issued	—	—	—	—	—	—	21	—	—	—	21
Minority share	—	—	—	—	—	—	—	—	—	12	12
Translation differences (net of taxes)	—	—	—	—	—	—	(255)	—	—	(3)	(258)
December 31, 2002	132,628	(515)	53,282	39	222	2,034	112	(10)	(588)	41	1,811
Dividend Ordinary Shares for 2002	—	—	—	—	—	—	(4)	—		—	(4)
Profit appropriation 2002	—	—	—	—	—	—	(588)	—	588	—	—
Issued shares for stock dividend	4,064	(11)	—	2	6	—	—	—	—	—	6
Consolidation/deconsolidation	—	—	—	—	—	—	—	—	—	(2)	(2)
Dividend payments to third parties	—	—	—	—	—	—	—	—		(7)	(7)
Result 2003	—	—	—	—	—	—	—	—	(132)	—	(132)
Dividend Preference Shares C issued for 2002	—	—	—	—	—	21	(21)	—	—	—	—
Dividend Preference Shares A for 2003	—	—	—	—	—	—	(11)	—	—	—	(11)
Dividend Preference Shares C for 2003	—	—	—	—	—	—	(22)	—	—	—	(22)
Preference Shares C to be issued	—	—	—	—	—	—	22	—	—	—	22
Minority share	—	—	—	—	—	—	—	—	—	12	12
Translation differences (net of taxes)	—	—	—	—	—	—	(193)	—	—	4	(189)
December 31, 2003	136,692	(526)	53,282	41	228	2,055	(705)	(10)	(132)	48	1,484

					Issued and Paid-In Capital	Additional paid in capital	Retained earnings	Treasury Shares	Undistributed net result	Mintority Interest in group companies	Total Group Equity

	Ordinary Shares		Preference Shares
	Issued	Treasury	A	C

Dividend Ordinary Shares for 2003	—	—	—	—	—	—	(4)	—		—	(4)
Profit appropriation 2003	—	—	—	—	—	—	(132)	—	132	—	—
Issued shares for stock dividend	1,435	(5)	—	2	2	3	—	—	—	—	5
Dividend payments to third parties	—	—	—	—	—	—	—	—		(8)	(8)
Result 2004	—	—	—	—	—	—	—	—	80	—	80
Dividend Preference Shares C issued for 2003	—	—	—	—	—	22	(22)	—	—	—	—
Dividend Preference Shares A for 2004	—	—	—	—	—	—	(11)	—	—	—	(11)
Dividend Preference Shares C for 2004	—	—	—	—	—	—	(26)	—	—	—	(26)
Preference Shares C to be issued	—	—	—	—	—	—	26	—	—	—	26
Minority share	—	—	—	—	—	—	—	—	—	17	17
Translation differences (net of taxes)	—	—	—	—	—	—	(87)	—	—	(2)	(89)
December 31, 2004	138,127	(531)	53,282	43	230	2,080	(961)	(10)	80	55	1,474

Dividend on cumulative preference shares A of €11 million and C of €26 million for 2004 are included in group equity considering their cumulative nature.

The accompanying notes are an integral part of these Consolidated Financial Statements

Buhrmann N.V.
Notes to Consolidated Financial Statements

1.                                      Business

Buhrmann N.V. and its subsidiaries (the “Company” or “Buhrmann”), headquartered in the Netherlands, are engaged in supplying office products and office furniture directly to end users. The Company also supplies and maintains pre-press systems, printing presses and folding, cutting and binding machines directly to end users.

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

2.                                      Summary of significant accounting policies

Basis of presentation

The accompanying Consolidated Financial Statements are presented in € and are based on the historical cost convention prepared in accordance with accounting principles generally accepted in the Netherlands (“Dutch GAAP”) and comply with the financial reporting requirements included in Title 9, Book 2 of the Netherlands Civil Code.

These standards vary in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). Information relating to the nature and effect of such differences as they relate to the Company is presented in Note 34.

These Consolidated Financial Statements differ in certain respects from the Consolidated Financial Statements and disclosures included in the Buhrmann N.V. Annual Report 2004 furnished to Buhrmann’s shareholders. The parent company balance sheet and income statement and related disclosures are not included in these Consolidated Financial Statements. Also, additional footnote disclosures have been added in order for these Consolidated Financial Statements to comply with US GAAP and the requirements of the US Securities and Exchange Commission.

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

Buhrmann’s accounting policies and estimates for 2004 did not change compared to the policies and estimates applied for 2003.

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

•                  As of December 31, 2003, internally used software is presented as an intangible fixed asset. The depreciation of internally used software is included in “Depreciation of tangible fixed assets and internally used software” in the Consolidated Statements of Income. This change has been implemented in the figures retrospectively.

Use of estimates

The Consolidated Financial Statements include amounts that are based on management’s best estimate and judgments particularly in the areas of intangible fixed assets, specifically for goodwill impairment, other receivables in respect of rebates from suppliers, provisions for legal proceedings, provisions for pensions, provisions for restructuring and integration, taxation in respect of deferred taxes and currency translation and exchange differences on loans and currency swaps. Estimates are mainly based on past experience and are evaluated on an on-going basis. Actual results could differ from these estimates.

Consolidation policies

The consolidation of Buhrmann includes Buhrmann N.V. and the companies in which it can exert a controlling influence on the commercial and financial policy (group companies). These companies are fully consolidated.

Companies in which Buhrmann can exert significant, but not a controlling influence on the commercial and financial policies are not consolidated but recorded in the Consolidated Balance Sheet at net equity value according to Buhrmann’s accounting policies (associated companies). Investments in companies in which Buhrmann is unable to exert significant influence are valued at cost or lower long-term market value. All balances and transactions between group companies have been eliminated in the consolidation. Minority interests in group companies are disclosed separately in the Consolidated Statement of Income and in the Consolidated Balance Sheet.

In the consolidation, assets and liabilities of group companies whose local currency is not the €, are translated into euros at the rates prevailing at the Balance Sheet date. Income Statements of these group companies are translated into euros at the average rates for the reporting period. The resulting translation differences are recorded directly in Group equity. The rates used for translation are listed under “Foreign currencies”.

The results and cash flows of group companies acquired by the Group are included as of the date control is obtained. This also applies to the results of associated companies. When group companies and associated companies are acquired, the difference between the acquisition price and the net equity at fair value of the acquired company is recorded as goodwill and is amortized over the expected economic life with a maximum of forty years.

From the date the control of a group company or associated company has ceased, for example due to divestment, the difference between the realizable value and the net equity value, including the book value of capitalized goodwill, is recorded in the income statement. Divested group companies are consolidated until the moment control has ceased.

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

Starting in 2004, in the Consolidated Financial Statements prepayments for software are included in intangible fixed assets. Until 2004, these prepayments were included in the tangible fixed assets. This reclassification only affects tangible and intangible fixed assets (for 2004 €13 million and for 2003 €25 million). The comparable figures have been adjusted likewise.

Foreign Currencies

Accounts receivable, cash and deposits and liabilities denominated in a currency other than the local currency are translated into the local currency at the rates prevailing at the balance sheet date, unless these are reflected in currency forward contracts. In such cases, valuation occurs using a currency forward rate. The resulting translation differences are included in income. Translation and exchange differences, net of related taxation, arising from long-term loans to group companies that have the nature of permanent investment, are recorded directly in Group equity. Translation and exchange differences on loans extended by and swaps entered into with third parties which are designated as, and effective as, economic hedges of net investments (equity investments or permanently invested loans) in a Group company or associated company are also recorded directly in Group equity.

The following translation rates against the € have been used (main currencies only):

Currency per 1 €	December 31, 2004	Average 2004	December 31, 2003	Average 2003	December 31, 2002	Average 2002
AUD	1.7459	1.6891	1.6802	1.7384	1.8556	1.7365
CAD	1.6416	1.6169	1.6234	1.5821	1.6550	1.4828
GBP	0.7051	0.6785	0.7048	0.6918	0.6505	0.6287
USD	1.3621	1.2434	1.2630	1.1307	1.0487	0.9448

Policies for the Consolidated Statements of Income

Net sales

Net sales represent the invoiced value of deliveries and services to third parties, less discounts, commissions to agents and sales tax.

The Company had the following divisions: Office Products North America, Office Products Europe, Office Products Australia, Graphic Systems and, until its sale as of October 31, 2003, Paper Merchanting. For reporting purposes, the Office Products Europe Division and Office Products Australia Division are combined.

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

The sales in the former Paper Merchanting Division are comprised of paper to printers, publishers and the office market. The sales of these products are recognized at the point of delivery to the customer in accordance with the shipping terms.

In all Divisions, sales of services are recognized in the period in which the services are rendered.

Costs of trade goods sold

Costs of trade goods sold represent the purchase price of trade goods sold, including duties, insurance and in-bound transportation costs less catalog contributions (net of related costs). Rebates from suppliers are based on volume and specific vendor programs and are deducted from the purchase price of trade goods. Catalog contributions (net of related costs) are recognized as a reduction of costs of trade goods sold in the period for which the catalog is in use.

Other costs of sales

Other costs of sales mainly comprise out-bound, third-party delivery expenses as well as expenses relating to doubtful accounts receivable, obsolete inventories and temporary personnel.

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

Exceptional results

During the course of a year, certain events take place that may be viewed as part of the company’s normal business operations. These events however, have unique characteristics that set them apart from the company’s standard day-to-day operations. These events may be infrequent and of a size that reporting them as exceptional items provides the opportunity to give a more operationally oriented view on the results of the business. Other events, such as restructurings are so large and impact the Company’s operations and cost structure significantly, that reporting them as exceptional items aims to clarify the effect of these decisions on the results of operations. These events have been separately disclosed as exceptional results as of January 1, 2003. In the periods prior to January 1, 2003, this type of results were reported as extraordinary.

Other financial results

These include:

•                  The proportional share in the result of associated companies determined in accordance with Buhrmann’s accounting policies;

•                  Dividends received from investments in other companies, and

•                  Result on the sale of companies.

Taxation

The amount of tax included in the Consolidated Statements of Income is based on pre-tax reported income and calculated at current local tax rates, taking into account permanent differences and the likelihood of realization of deferred tax assets and liabilities.

Deferred tax assets and liabilities are provided for temporary differences in the valuation of assets and liabilities for reporting and fiscal purposes and for loss carry-forwards. Deferred taxes are stated at nominal value and are determined using the local tax rates at which the deferred taxes will likely be settled. Within tax groups, where the exercise periods permit and is legally enforceable, deferred tax assets and liabilities are netted. Resulting deferred tax assets are recognized in the consolidated balance sheet under “Financial fixed assets”, insofar as realization is more likely than not. The realizability is dependent upon the generation of future taxable income. Resulting deferred tax liabilities are included under “Provisions”.

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

Costs of development of internally used software are capitalized and, after being put into use, amortized over the expected life (between 3-5 years). Software is valued at purchase price less the relevant linear depreciation over its expected average economic life.

The Company performs at least annually a goodwill impairment test to determine if a write-off for permanent diminution in value needs to be recorded. Under the impairment test, the fair value is calculated for the relevant entity carrying the goodwill based on discounted expected future cash flows. The fair value is compared to the book value of the entity, including allocated goodwill. In case the fair value is below the book value, the difference is charged to income as an impairment. The cash flows are for this purpose discounted at a rate commensurate with the risk involved.

Tangible fixed assets

Tangible fixed assets are valued at purchase price less the relevant linear depreciation over its expected average economic life. Repairs and maintenance costs are expensed as incurred.

The depreciation rates per year are as follows:

Land	Not depreciated
Buildings	3-7%
Plant and equipment	5-10%
Other fixed equipment	10-33%

The Company periodically evaluates the carrying value of tangible fixed assets and internally used software when events and circumstances warrant such a review. The carrying value of a tangible fixed asset and internally used software is considered impaired when the estimated discounted cash flows from such an asset is less than its carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the discounted cash flow value of the tangible fixed asset and internally used software. The cash flows are for this purpose discounted at a rate commensurate with the risk involved.

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

Financial instruments

Carrying amounts of the Company’s cash and deposits, participations, accounts receivable, accounts payable, other receivables, other liabilities and bank overdrafts approximate fair value due to their short-term maturities. Information about the fair value of the Company’s long-term loans is included in Note 24.

Gains and losses on derivative financial instruments, including forward foreign exchange, currency and interest swaps, that meet the criteria for hedge accounting, including those on terminated contracts, are deferred and included in income in the same period that the hedged transaction is realized. Realized gains and losses and unrealized losses on derivative financial instruments which do not meet the criteria for hedge accounting treatment are included in income. Any differences between amounts paid or received on interest rate swaps are recognized as adjustments to interest expense of the hedged obligation during the life of the swap. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative are recorded in the Consolidated Statement of Income. Information about the estimated fair value of the Company’s derivative financial instruments is included in Note 24. The estimated fair value of derivative financial instruments is determined using quoted market prices or market pricing models.

Credit risks

The Company’s customer base is spread over many industries and sectors,including government institutions, and most of these customers are large corporations or institutions. No individual customer represents 10% or more of the Company’s total sales or trade accounts receivable balance in any year.

Management believes it has adequately provided for the collection risk in the Company’s accounts receivable, by recording an allowance for doubtful accounts, which reduces such amounts to their net realizable value, taking into consideration that the accounts receivable are to a certain extent insured.

The Company has deposited its cash and deposits with and has obtained its loans from reputable financial institutions with high-quality credit ratings. The Company believes that the risk of non-performance by any of these institutions is remote.

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

Other receivables

Other receivables are stated at the lower of face value or recoverable amount and includes amongst others supplier rebates and catalog contributions.

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

The provision for pension mainly relates to unfunded defined benefit plans determined at actuarial value. Most defined benefit plans are funded with plan assets segregated in separate trusts to which the Company makes contributions. For these funded plans, provisions are only recorded if additional contributions are to be made in the future to meet local minimum funding requirements as defined by local law and for the present value of past-service premiums falling due in the future. The exact amount of these provisions depends on the funding level and the specific financing arrangements with the trusts.

The provision for deferred taxes is stated at face value of the estimated net liability (see Taxation).

Other provisions include accruals for integrations and reorganizations following acquisitions, divestments and restructuring of businesses as well as provisions for product warranties.

Policies for the Consolidated Statements of Cash Flows

The Consolidated Statements of Cash Flows are derived from the Consolidated Statements of Income and other changes between the opening and closing balance sheets in local currencies, translated into euros at average exchange rates. This is the indirect method.

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

3.                                      Significant Acquisitions and Divestments

All of the Company’s major acquisitions were accounted for as purchases with the results of operations of the acquired companies included in the Consolidated Statements of Income and Consolidated Statements of Cash Flows from the date of acquisition. As of January 1, 1997, goodwill is no longer written off directly to Group equity but capitalized and amortized over a straight-line basis with a maximum of forty years.

In 2004, 2003 and 2002 a number of small acquisitions were made, mainly in the Office Products Australia Division, for which a total amount of € 6 million was paid in 2004 and €10 million in both 2002 and 2003. The acquisitions resulted in goodwill of €6 million in both 2004 and in 2003 and €15 million in 2002.

In April 2003, Buhrmann sold DocVision B.V. which is active in mailroom, copy/print services and archives management, for a cash consideration of €8 million on a debt free basis.

With effect from October 31, 2003, Buhrmann completed the sale of its Paper Merchanting Division to PaperlinX Limited. The initial consideration for the sale was €706 million. As the sale was made on a debt-free and cash-free basis, the initial consideration was reduced by €6 million. Under the terms of the final purchase agreement, there were certain agreed purchase price adjustments mainly related to the net equity value of the Paper Merchanting Division, pensions and restructuring. These purchase price adjustments resulted in a further reduction of the purchase price of €63 million. In addition, a provision for warranties was recorded in 2003 as Buhrmann has indemnified PaperlinX for certain existing claims as at October 31, 2003. The final amounts arising from these adjustments are subject to final agreement with PaperlinX and might change. In 2003, a total book loss of €112 million on this sale was recognized which is summarized in the table below (in millions of €):

Initial consideration	706
less:
Net debt and cash adjustment	(6)
Other purchase price adjustments	(63)
Net	637
Net equity value Paper Merchanting Division as at October 31, 2003 Shareholders’ equity (net)	625
Goodwill	97
Net debt and cash	(6)
716
Book result	(79)
Transaction fees	(15)
Warranties	(18)
Total result (loss)	(112)

The major balance sheet classes included in assets and liabilities of the Paper Merchanting Division as of October 31, 2003 were as follows:

October 31, 2003
Intangible fixed assets (excluding goodwill)	15
Tangible fixed assets	156
Financial fixed assets	12
Total fixed assets	183

Inventories	213
Receivables	642
Cash	19
Total current assets	874

Total assets	1,057

Provisions	25
Current liabilities	407
Total provisions and liabilities	432

Shareholders’ equity (net)	625

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

The following table shows the Consolidated Statements of Income for the years ended December 31, 2003 and 2002 as if the Paper Merchanting Division and related holding companies would have been presented as a discontinued operation. Taxes have been allocated to discontinued operations as if the companies were separated into separate financial entities. Net financing costs allocated to discontinued operations is the interest based on net intercompany debt. Amounts are in millions of euro.

	2003	2002
Net sales	5,787	6,960
Costs of trade goods sold	(4,096)	(4,953)
Other costs of sales	(191)	(215)
Exceptional costs of sales	(5)	—
Total costs of sales	(4,292)	(5,168)
Added value	1,495	1,792
Labor costs	(938)	(1,087)
Other operating costs	(300)	(346)
Exceptional operating results	48	—
Depreciation of tangible fixed assets and internally used software	(87)	(93)
Amortization of goodwill	(49)	(67)
Impairment of goodwill	(53)	(547)
Total operating costs	(1,379)	(2,140)
Operating result	116	(348)
Net financing costs	(135)	(154)
Exceptional financing costs	(96)	—
Total financing costs	(231)	(154)
Result from continuing operations before taxes	(115)	(502)
Taxes on result from continuing operations	6	(5)
Exceptional tax results of continuing operations	76	—
Total taxes	82	(5)
Other financial results	1	13
Exceptional other financial results	9	—
Other financial results	10	13
Minority interests	(14)	(12)
Exceptional minority interests	2	—
Total minority interests	(12)	(12)
Net result from continuing operations	(35)	(506)
Extraordinary result from continuing operations	—	(41)
Discontinued operations (including result on disposal)	(97)	(41)
Net result	(132)	(588)

Notes to the Consolidated Statements of Income

(In millions of, € unless stated otherwise)

4.                                      Exceptional costs of sales

In 2003, the timing of the recognition of catalog income for the Office Products Australia Division has been brought fully in line with Buhrmann’s accounting policy. This harmonization resulted in an exceptional charge of €5 million in 2003.

5.                                      Labor Costs

	2004	2003	2002
Wages and salaries	(721)	(919)	(1,072)
Social security contributions	(114)	(155)	(188)
Pension schemes	(24)	(35)	(29)
Other	(30)	(28)	(41)
Total	(889)	(1,137)	(1,330)

Number of employees at year end	17,618	17,832	24,858
Average number of employees per division
Office Products North America	10,551	11,463	13,000
Office Products Europe and Australia	5,940	5,947	6,124
Graphic Systems	1,067	1,132	1,153
Corporate	70	72	73
Sub-total excluding Paper Merchanting	17,628	18,614	20,350
Paper Merchanting	—	4,453	5,634
Total Group	17,628	23,067	25,984

Average number of employees per geographical region
United States	9,505	10,711	12,285
The Netherlands	1,050	2,039	2,444
Germany	1,444	2,217	2,527
United Kingdom	539	1,852	2,333
Rest of European Union	2,033	3,034	3,187
Australia and New Zealand	2,089	1,793	1,507
Rest of the World	968	1,421	1,701
Total	17,628	23,067	25,984

6.                                      Other operating costs

	2004	2003	2002
Rent and maintenance costs	(92)	(121)	(140)
General management costs	(136)	(177)	(209)
Other operating costs	(64)	(95)	(118)
Total	(292)	(393)	(467)

7.                                      Exceptional operating results

	2004	2003	2002
Indemnity payments received	—	58	—
Other	(5)	(2)	—
Total	(5)	56	—

Indemnity payments:

Buhrmann was involved in an arbitration case initiated in 1994 against the French company Ipfo Bail S.A. (formerly named Locafrance S.A.). The claim related to the acquisition by the Buhrmann Group from Ipfo Bail S.A. of all of the shares in the capital of the French company Agena S.A. in 1991. The claim was based on misrepresentation of the financial position of that company in the closing balance sheet at the time of the acquisition. In 2003, an indemnity payment of €79 million was awarded to Buhrmann as the outcome of this arbitration case. After deduction of costs, this resulted in an exceptional operating profit of €58 million.

Other:

In 2004, exceptional results included a provision for restructuring activities in Office Products Europe (primarily reorganization of the copier activities in Germany and rightsizing of the Benelux Office Products business).

The exceptional loss in 2003 of €2 million is the result of a reassessment of the 2002 restructuring charge for lease commitments of vacant properties in the Office Products North America Division (€6 million), additional restructuring charges in the Office Products Europe Division (€3 million) and the Graphic Systems Division (€1 million). These charges were partly offset by a reassessment of restructuring commitments for the former Paper Merchanting Division related to revised numbers of redundancies and a continuation of the usage of property which were included in the 2002 restructuring charge (€8 million).

8.                                      Total financing costs

	2004	2003	2002
Net financing costs:
Interest costs	(65)	(144)	(182)
Amortization of capitalized financing costs	(5)	(14)	(22)
Foreign exchange differences	2	(3)	5
	(68)	(161)	(199)

Exceptional financing costs:

	2004	2003	2002
Impairment capitalized financing fees	(4)	(53)	—
Tender premium	(27)	—	—
Financing results pensions	(4)	—	—
Refinancing related advisory fees	—	(5)	—
Exchange rate differences	—	2	—
Costs of interest rate swap settlements	—	(40)	—
	(35)	(96)	—

Total financing costs:	(103)	(257)	(199)

The exceptional financing costs in 2004 primarily relate to the refinancing (see Note 24) and in 2003 to the early redemption of debt and the refinancing following the sale of the Paper Merchandising Division.

Also in 2004, an exceptional financing costs of €4 million was recorded related to the write-down of financing results recorded in the past on pension plans of our U.S. Forms Management business.

9.                                      Total other financial results

	2004	2003	2002
Other financial results	—	1	16
Exceptional other financial results	6	(103)	—
Total other financial results	6	(102	16

Exceptional other financial results in 2004 include an income from the (partial) release of contractual provisions related to divested companies (such as the Paper Merchanting Division) as well as write-offs of some small investments that were valued at cost to lower fair value.

Exeptional other financial results in 2003 includes the book loss on the sale of the Paper Merchanting Division of €112 million (see Note 3), the book profit on the sale of DocVision B.V. of €7 million and a gain of €2 million due to a release of provisions related to other divestments which were no longer needed.

Other financial results in 2002 comprise the share in the result of a 25% participation of the former Paper Merchanting Division of €3 million and the release of €13 million of a provision for uncollectability of loan notes. The loan notes were early redeemed in 2002.

10.                               Income taxes

Buhrmann’s international operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

Buhrmann’s effective tax rate was negative 8.9% in 2004 compared to a positive 12.5% in 2003 and a positive 12.2% in 2002. The effective tax rate is determined based on the ratio of taxes on result from operations to the amount of result from operations before exceptional and extraordinary results and before, as these items are predominantly exempted from taxes, amortization and impairment of goodwill. For reporting purposes, total tax as per Consolidated Statement of Income has been allocated between the Netherlands and abroad.

In 2004, the tax benefit on result of operations is mainly due to the release of tax provisions of €8 million as a result of finalized tax audits and the recognition of additional deferred tax assets for, among others, our Belgium business.

In 2004, an exceptional tax benefit of €20 million was recorded which primarily relates to the refinancing of the USD 350 million 12 1/4% Notes (2009 Notes) for € 14 million and the fiscal finalization of the divestment of the Paper Merchanting Division for €6 million.

In 2003, exceptional (non-cash) tax benefits of €76 million were recorded. Following the receipt of the aforementioned indemnity payment (see Note 7), a tax benefit of €30 million was recognized resulting from the release of a valuation allowance regarding the former Information Systems Division (France). The transaction structure for the sale of the Paper Merchanting Division and the subsequent debt reduction resulted in a €8 million tax benefit. The refinancing of Buhrmann led to a further impairment of capitalized financing fees resulting in the recognition of a tax asset of €11 million. Improved outlook on future taxable results triggered the release of a valuation allowance of €15 million. Tax provisions related to the acquisitions of both Corporate Express in 1999 and USOP in 2001 were released to an amount of €10 million.

The split of result before amortization and impairment of goodwill and before exceptional and extraordinary results is as follows:

	2004	2003	2002
Result from operations before taxes	58	(86)	(500)
Exceptional cost of sales	—	5	—
Exceptional operating result	5	(56)	—
Amortization of goodwill	45	52	70
Impairment of goodwill	—	53	573
Exceptional financing costs	35	96	—
	143	64	143

Ordinary operations:
The Netherlands	50	57	86
Foreign	93	7	57
	143	64	143

Exceptional result in 2004 and 2003 and extraordinary result in 2002:
The Netherlands	(2)	38	5
Foreign	(38)	(83)	(108)
	(40)	(45)	(103)

Total result before amortization and impairment of goodwill and taxes	103	19	40

The allocation of taxes as per Consolidated Statement of Income is as follows:

	2004	2003	2002
Ordinary operations:
The Netherlands	29	(14)	(16)
Foreign	(16)	6	(2)
	13	(8)	(18)

Exceptional result in 2004 and 2003 and extraordinary result in 2002:
The Netherlands	—	22	1
Foreign	20	54	28
	20	76	29

Total taxes	33	68	11

A reconciliation from Buhrmann’s Dutch statutory tax rate to its weighted average statutory tax rate and effective tax rate is as follows:

	2004	2003	2002
Statutory tax rate in the Netherlands	34.5%	34.5%	34.5%
Tax rate differential resulting from geographical mix	(3.9)%	(6.6)%	(8.9)%
Weighted average statutory tax rate	30.6%	27.9%	25.6%
Changes in deferred tax assets and allowances	(24.8)%	(3.6)%	(5.3)%
Other (including exempt income, non-deductible expenses and incentives)	(14.7)%	(11.8)%	(8.1)%
Effective tax rate	(8.9)%	12.5%	12.2%

In a number of countries, tax loss carry-forwards (€150 million at December 31, 2004) are kept which have not been valued, due to the specific circumstances under which they can be utilized.

11.                               Total minority interest

Minority interests mainly represent the 48.5% share of third parties in the result of Corporate Express Australia Ltd. The exceptional result in 2003 is the adjustment of the recognition of catalog contributions in the Office Products Australia Division to fully comply with Buhrmann accounting policies (see Note 4).

12.                               Extraordinary result (after tax)

Extraordinary income in 2002 was €10 million which consists of a release of a provision for warranties relating to divested companies which were settled in 2002. Extraordinary expense in 2002 was €113 million which includes a charge of €111 million relating to both restructuring measures of €60 million and non cash write-offs on IT and distribution infrastructure of €51 million. A tax benefit of €29 million related to these charges was taken into account.

13.                     Remuneration and loans Members of the Executive Board and Supervisory Board

Remuneration policy Members of the Executive Board

The remuneration policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee (“CNCG Committee”). The remuneration policy was adopted in the Annual General Meeting of Shareholders held on April 29, 2004. Any material amendments to the policy shall be submitted to the General Meeting of Shareholders. In the reporting year, no changes were made to the remuneration policy, with the exception of the new Share Option Plan, which was approved by the General Meeting of Shareholders held on April 29, 2004.

Determination of the remuneration for each individual Executive Board Member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the CNCG Committee. Pursuant to this delegation of authority, and acting within the principles of the remuneration policy, the CNCG Committee determines the remuneration packages for the Members of the Executive Board, including base salary, pension rights, bonus and long-term incentive awards, grants of share options and any severance payments. The CNCG Committee may make decisions which reflect special circumstances and make remuneration alterations which will be explained in the next annual report. The CNCG Committee does not retain remuneration consultants but seeks professional advice from external advisors as it sees fit.

The objective of the remuneration policy for Members of the Executive Board is to attract and retain qualified and expert Executive Board Members with an international outlook and motivate them to perform in such a way that the value of Buhrmann is enhanced. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Levels of remuneration are reviewed annually taking account of competitive levels of remuneration according to relevant industry comparisons in each country environment. From time to time the CNCG Committee will seek expert advice on remuneration levels.

In addition, employment contracts and main conditions of employment for Members of the Executive Board are annually reviewed. Currently, Members of the Executive Board have been appointed for an indefinite term. Notice periods of up to six months for termination of employment have been set for each Executive Board Member.

The remuneration for Members of the Executive Board consists of a base salary, variable pay comprising an annual performance bonus, share option plan, pension, long-term incentive plan (North America only) and pre-pension provision (Europe only). In addition, allowances and fringe benefits similar to those of many other employees at Buhrmann are paid. The details of the remuneration package are as follows:

Base salary:

The base salary for Members of the Executive Board is set at a market competitive level, using industry survey data provided by outside remuneration advisors. Where a Member of the Executive Board resides outside the Netherlands, benchmark salary levels are referenced for Europe or North America.

Variable pay:

Variable pay is an important part of the remuneration package for the Executive Board. Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets, which reflect key drivers for value creation, long-term growth in shareholder value and the development of earnings per share.

Target bonus levels for the Executive Board range from 50% to 75% of base salary. The amount of the annual bonus is determined by the CNCG Committee based on the achievement of targets set by the CNCG Committee. For the Chief Executive Officer, Chief Financial Officer and other European based Board Members, the bonus targets may be a combination of the performance of the total Group, division based targets and individual targets. The bonus of the North American based Executive Board member entirely relates to the performance of Buhrmann’s Office Products North America business and includes an overachievement bonus range for above-target performance. The CNCG Committee has the right to change targets as a result of unforeseen circumstances and it may also decide to grant a special award for special circumstances if such is justified in the opinion of the CNCG Committee. Such measures will be accounted for in the annual report.

In addition to the annual bonus plan, Mr Hoffman participates in a long-term incentive plan designed specifically for the senior management of the Office Products North America Division. Under this incentive plan, which has a three year duration, a bonus of 2.5 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets. In the event of an overachievement of the target, the long-term incentive payment may be increased to up to 3.125 times base salary.

Share Option Plan:

Buhrmann operates a share option plan, the “Buhrmann Incentive Plan”, which aims to focus senior management on the growth of long-term sustainable value for shareholders. The Executive Board Members participate in this plan. The allocation of the share options granted to the individual Executive Board Members is determined by the CNCG Committee, on an annual basis. At the Annual General Shareholders’ meeting held on April 29, 2004, shareholders approved the adoption of a new share option plan. Pursuant to this “new Buhrmann Incentive Plan”, the number of options granted is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date. For details about the “Buhrmann Incentive Plan” and the “new Buhrmann Incentive Plan”, see Note 26.

Pension and Pre-Pension provision:

Retirement benefits are designed to be in line with the relevant market practice and consistent with those provided by other multinational companies in each country of residence. For the two Dutch Executive Board Members, Mr. F.H.J. Koffrie and Mr. F.F. Waller, current pension arrangements are based on individual defined contribution plans with a retirement age of 65, and with premium payments (based on a table increasing relative to age) until the age of 60. Pre-pension arrangements provide for retirement from the age of 60 to 62 dependent on agreement with the Supervisory Board. In addition, pension arrangements include an entitlement to a pension in the event of ill-health or disability and a spouse’s or dependant’s pension on death, on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund. Mr. G. Dean, who is a U.K. citizen, has pension arrangements divided between the U.K. and the Netherlands. His current pension arrangement consists partly of the individual defined contribution plan in place for the Dutch Executive Board Members and partly of a participation in the defined benefit scheme of Corporate Express U.K. Ltd., with a retirement age of 61. Pre-pension arrangements are again identical to those of the Dutch Members of the Executive Board, while the pension arrangements in the event of ill health, disability and death are a combination of terms applying to employees participating in the Corporate Express UK Ltd Pension Fund and the Dutch Members of the Executive Board. Mr. M. Hoffman, who is a U.S. resident, is eligible to participate in the regular U.S. Corporate Express, Inc. defined contribution plan (401K) on terms similar to other employees of Corporate Express, Inc. Participants are eligible, at the earliest, to take their contributions at age 59.5, or latest age 70.

Personal Loans

The Company does not grant personal loans or guarantees to Members of the Executive Board. Since 2003 no loans have been granted. Outstanding loans have been granted to meet upfront Dutch income tax on share options granted up to and including 2002.

Severance Payments

The current contracts of the Members of the Executive Board determine that where employment is terminated in the event of an acquisition of the Company or where actual control passes into other hands (“change of control”), or in the case of reorganisation, termination of the Company’s activities or in other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board Member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr. M.S. Hoffman) and the pension accumulation over the period of three, respectively two years (in the case of the contract with Mr. Hoffman), will continue.

As regards to other situations, no fixed severance payment has been arranged with the Members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Dutch Corporate Governance Code. The performance by a Board Member of his duties will in any event be an important factor.

Remuneration Members of the Executive Board in 2004 (in thousands of €):

	Salary		Bonus**				Other		Pension
							incentives***
	2004	2003	2004		2003		2004	2003	2004	2003
F.H.J. Koffrie	561	555	252	(60)%	—	(0)%	—	—	217	220
R.W.A. de Becker*	63	375	—	(0)%	—	(0)%	—	—	19	439
G. Dean	421	417	210	(100)%	—	(0)%	250	375	335	282
M.S. Hoffman	522	548	449	(114)%	220	(54)%	1,335	1,182	6	6
F.F. Waller	344	340	172	(100)%	—	(0)%	—	68	125	119
Total	1,911	2,235	1,083		220		1,585	1,625	702	1,066

*                                         Mr. De Becker left the Company as of February 29, 2004. The remuneration reported relates only to the period of Membership of the Executive Board and is based on the performance for the period.

**                                  The percentage in parenthesis represents the percentage score of the total bonus opportunity for the individual that was awarded over the respective year’s performance paid out in the first quarter of the following year.

***                           Other incentives are cash remunerations or accruals for cash remunerations such as the long-term incentive plan for Mr. Hoffman or any special awards granted.

Remuneration is paid in euros with exception of the remuneration of Mr Hoffman whose remuneration is paid in US dollars. Correcting for currency translation effects and period of membership of the Executive Board the annualized increase of the total salary costs was about 2% compared to 2003. The total increase reflected a 1% increase for the European Executive Board members and a 5% increase for the North American Executive Board member.

Bonuses related to 2004 amounted to € 1,083 thousand. The other incentives amount to € 1,585 thousand. These include a special bonus of € 250 thousand to Mr. Dean for the finalization of the divestment of the Paper Merchanting Division. The amount for Mr. Hoffman relates entirely to the accrual for the North American Long-term Incentive Plan.

Pension charges of € 702 thousand consist of payments made to the relevant pension schemes and accruals for early retirement according to the regular, contractual rates. The early retirement provision for Mr. De Becker was released after he left the Company. For an explanation of these charges please refer to the paragraph “Pension and Pre-Pension provision” above. The Company has not insured the early retirement plan.

Share options for Members of the Executive Board

On December 31, 2004, the Members of the Executive Board held option rights on 774,000 Buhrmann Ordinary Shares granted under the Buhrmann Incentive Plan and the new Buhrmann Incentive Plan.

The table below sets forth the movements in the number of outstanding option rights granted to current Members of the Executive Board.

	January 1, 2004	Granted during the year(1)	Option exercise price	Fair value of grant in €(2)	Granted in 2004	Exercised in 2004	Expired in 2004	Outstanding Dec 31, 2004	Expiry date
F.H.J. Koffrie	25,000	1999	15.40	101,000	—	—	(25,000)	—	11.04.2004
	40,000	2000	32.94	418,000	—	—	—	40,000	16.05.2005
	40,000	2001	24.52	317,200	—	—	—	40,000	19.04.2006
	55,000	2002	13.69	348,150	—	—	—	55,000	05.05.2007
	55,000	2003	2.85	72,600	—	—	—	55,000	01.05.2010
	—	2004	7.79	215,900	85,000	—	—	85,000	02.05.2011
	215,000				85,000	—	(25,000)	275,000
G. Dean	20,000	1999	15.40	80,800	—	—	(20,000)	—	11.04.2004
	25,000	2000	26.35	261,250	—	—	—	25,000	16.05.2005
	27,500	2001	19.61	218,075	—	—	—	27,500	19.04.2006
	35,000	2002	13.69	221,550	—	—	—	35,000	05.05.2007
	35,000	2003	2.85	46,200	—	—	—	35,000	01.05.2010
	—	2004	7.79	106,680	42,000	—	—	42,000	02.05.2011
	142,500				42,000	—	(20,000)	164,500
M.S. Hoffman	15,000	2000	26.35	156,750	—	—	—	15,000	16.05.2005
	17,500	2001	19.61	138,775	—	—	—	17,500	19.04.2006
	50,000	2002	13.69	316,500	—	—	—	50,000	05.05.2007
	50,000	2003	2.85	66,000	—	—	—	50,000	01.05.2010
	—	2004	7.79	152,400	60,000	—	—	60,000	02.05.2011
	132,500				60,000	—	—	192,500
F.F. Waller	20,000	2000	32.94	209,000	—	—	—	20,000	16.05.2005
	20,000	2001	24.52	158,600	—	—	—	20,000	19.04.2006
	30,000	2002	13.69	189,900	—	—	—	30,000	05.05.2007
	30,000	2003	2.85	39,600	—	—	—	30,000	01.05.2010
	—	2004	7.79	106,680	42,000	—	—	42,000	02.05.2011
	100,000				42,000	—	—	142,000
Total	590,000				229,000	—	(45,000)	774,000

(1)                                  Under Dutch fiscal rules, management receiving options could under the Buhrmann Incentive Plan up to and including 2003 elect to accept a 25% higher exercise price. The base exercise price was set at €7.79 in 2004, €2.85 in 2003, €13.69 in 2002, €19.61 in 2001, €26.35 in 2000 and € 15.40 in 1999, equalling the share price at close of business on the Amsterdam Stock Exchange on May 3, 2004, May 2, 2003, May 6, 2002, April 20, 2001 and April 17, 2000 respectively.

(2)                                  The fair value is calculated using the Black & Scholes option price determination model as explained in Note 26. It does not reflect the market value.

Loans to Members of the Executive Board

At the end of 2004, loans totaling €74 thousand were outstanding to Members of the Executive Board (2003: €116 thousand). No new loans have been granted to Members of the executive Board since 2002. The outstanding loans are generally repaid over a period of five years from their date of grant. Historically, these loans have been granted by the Company within the context of the Buhrmann Share Option Plan and served to finance the upfront payment of income taxes due from the optionees upon the grant of the options under Dutch tax law. Specification (in thousands of €):

	Principal	Interest	Outstanding as at	Repaid in	Outstanding as at
			December 31,		December 31,
			2003	2004	2004
F.H.J. Koffrie:
1999	46	4.00%	5	5
2000	25	5.00%	8	5	3
2001	16	5.25%	8	3	5
2002	78	5.25%	56	16	40
			77	29	48

F.F. Waller:
2000	13	5.00%	4	3	1
2001	8	5.25%	4	1	3
2002	43	5.25%	31	9	22
			39	13	26

Total			116	42	74

Ownership of Securities by Members of the Executive Board

Of the Members of the Executive Board, the following persons held shares in Buhrmann at December 31, 2004 as set forth below:

Ordinary Shares
F.H.J. Koffrie	50,595
M.S. Hoffman	75,000
F.F. Waller	3,129
128,724

Members of the Executive Board individually and in the aggregate own less than one percent of Ordinary Shares and (depositary receipts of) Preference Shares A in Buhrmann.

Remuneration of Members of the Supervisory Board

The General Meeting of Shareholders determines the remuneration for the Supervisory Board Members. The remuneration for a Supervisory Board Member does not depend on the Company’s results.

Remuneration to Members of the Supervisory Board in 2004 amounted to approximately €270,000 and may be specified as follows (in thousands of €):

	2004
P.C. Van den Hoek	€65.6	(1)(2)
A.G. Jacobs	55.6	(1)(2)
R.C. Gay(3)	9.3
J.J. Hannan	28.0
S.W. Barnes(4)	18.6
J. Peelen	32.6	(2)
G.H. Smit	30.3	(2)
R. Zwartendijk	30.3	(2)
Total	€270.3

(1)                                  Including remuneration received as a Member of the Supervisory Board of Buhrmann Nederland Holding B.V.

(2)                                  Including remuneration received as a Member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable.

(3)                                  Mr. Gay retired from the Supervisory Board on April 29, 2004.

(4)                                  Mr. Barnes was appointed as a Member of the Supervisory Board on April 29, 2004.

Ownership of Securities by Members of the Supervisory Board

Of the Members of the Supervisory Board, only the following persons held Ordinary Shares and depositary receipts of Preference Shares A in Buhrmann at December 31, 2004 as set forth below:

	Ordinary Shares	Depositary receipts of Preference Shares A
P.C. van den Hoek	31,364	—
A.G. Jacobs	954	411
	32,318	411

Mr. Van den Hoek transferred the discretionary management of his securities portfolio to an independent third-party.

The Members of the Supervisory Board held no option rights to Buhrmann shares during 2004 and as at December 31, 2004.

14.                     Earnings per share

Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of €37 million in 2004, €33 million in 2003 and €32 million in 2002 were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercized, insofar as the average marketprice was higher than the average exercise price during the financial year.

The computation of basic and fully diluted earnings per Ordinary Share is as follows (in millions of €, unless otherwise indicated):

		2004	2003	2002
Computation basic earnings per share
Net result		80	(132)	(588)
Less dividends on Preference Shares A and C		(37)	(33)	(32)
C—	Net result after deduction of dividend on Preference Shares	43	(165)	(620)
	Exceptional result	14	70	—
	Extraordinary result	—	—	74
B—	Net result before exceptional and extraordinary results after deduction of dividend on Preference Shares	57	(95)	(546)
	Amortization and impairment of goodwill	45	105	643
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill after deduction of dividend on Preference Shares	103	10	97
Weighted average number of Ordinary Shares outstanding (in thousands)		137,059	134,653	131,818
Basic earnings per share (in €)
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill	0.75	0.08	0.74
B—	Net result before exceptional and extraordinary results after amortization and impairment of goodwill	0.42	(0.70)	(4.14)
C—	Net result including exceptional and extraordinary results and after amortization and impairment of goodwill	0.32	(1.23)	(4.70)
Computation fully diluted earnings per share
Net result		80	(132)	(588)
Add-back: interest Subordinated Convertible Bond		2	2	—
Less: dividend on Preference Shares A		(11)	(11)	(11)
C—	Net result after deduction of dividend on Preference Shares after assuming dilution	71	(141)	(599)
	Exceptional result	14	70	—
	Extraordinary result	—	—	74
B—	Net result before exceptional and extraordinary results after deduction of dividend on Preference Shares after assuming dilution	85	(71)	(525)
	Amortization and impairment of goodwill	45	105	643
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill after deduction of dividend on Preference Shares after assuming dilution	130	34	118

		2004	2003	2002
Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding		137,059	134,653	131,818
Conversion of Subordinated Convertible Bond(1)		13,669	13,669	—
Conversion of Preference Shares C(2)		37,868	35,658	23,157
Exercise of Share Option Rights(3)		854	651	0
		189,450	184,630	154,975
Fully diluted earnings per share* (in €)
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill	0.69	0.08	0.74
B—	Net result before exceptional and extraordinary results after amortization and impairment of goodwill	0.42	(0.70)	(4.14)
C—	Net result including exceptional and extraordinary results and after amortization and impairment of goodwill	0.32	(1.23)	(4.70)

*	A mathematical calculation of the fully diluted earnings per share would be as follows (in €):
		2004	2003	2002
A—	Net result before exceptional and extraordinary results and before amortization and impairment of goodwill	0.69	0.19	0.76
B—	Net result before exceptional and extraordinary results after amortization and impairment of goodwill	0.45	(0.38)	(3.39)
C—	Net result including exceptional and extraordinary results and after amortization and impairment of goodwill	0.38	(0.76)	(3.87)

When fully diluted earnings per share figures are higher than basic earnings per share, fully diluted earnings per share are adjusted downwards to basic earnings per share.

(1)                                 Subordinated Convertible Bond

A 7-year Subordinated Convertible Bond loan with listing at the Euronext Exchange in Amsterdam was issued in December 2003 for the amount of € 114,819,000, with a coupon of 2%. The bonds are convertible in Buhrmann Ordinary Shares at a conversion price of €8.40 per share which would result in the issuance of 13,669 (in thousands) Ordinary Shares.

(2)                                 Preference Shares C

The dilution resulting from conversion of the Preference Shares C is calculated on the basis of the statutory conversion price taking into account the dividend on these shares over the last financial year. The conversion price amounted to €11.8968 at the end of 2004 (2003 €11.9318). The number of Ordinary Shares to be issued at conversion is calculated by dividing the paid-in value of USD 10,000 per share by the conversion price on the basis of the fixed exchange rate €=USD 1.02547. At year-end 2004, 43,628 Preference Shares C (2003 year-end 41,396) were outstanding entitled to a dividend of 2,568 new Preference Shares C or a cash dividend of 6%. In 2005 the Company announced to pay the cash dividend for an amount of €21 million (US$ 26 million).

(3)           Share Option Rights

The calculation is based on the assumption that the proceeds resulting from the exercise of options are used to acquire Ordinary Shares on the stock market. In case the market price is higher than the exercise price, dilution occurs. In case the exercise price is higher than the market price, no dilution occurs. At December 31, 2004 the following calculation was made:

Options in the money: options granted per 2004 at an average exercise price of	€2.87	A
Average market price Ordinary Share Buhrmann in 2004	€7.24	B
Number of options granted in 2003 outstanding at December 31, 2004	1,414,700	C
Theoretical proceeds from exercise of options	€4,063,578	D=C×A
Theoretical purchase treasury stock at average market price	561,139	E=D/B
Theoretical increase in outstanding Ordinary Shares	853,561	F=C-E

Notes to the Consolidated Balance Sheets

(in millions of €, unless stated otherwise)

15.                     Intangible fixed assets

The changes in intangible fixed assets are as follows:

	Total	Goodwill	Internally used	Prepayments
			Software

Balance as of December 31, 2003:
Cost	2,484	2,137	322	25
Accumulated amortization	(442)	(238)	(204)	—
Accumulated impairment	(499)	(499)	—	—
Book value	1,543	1,400	118	25

Net investment	37	6	31	—
Put into use	—	—	11	(11)
Amortization	(91)	(45)	(46)	—
Translation differences	(86)	(79)	(6)	(1)
Total changes	(140)	(118)	(10)	(12)

Balance as of December 31, 2004:
Cost	2,315	2,027	275	13
Accumulated amortization	(436)	(269)	(167)	—
Accumulated impairment	(476)	(476)	—	—
Book value	1,403	1,282	108	13

The goodwill paid for companies acquired is (generally) amortized over a period of 40 years. The assessment of the economic life is based on the consideration that a permanent advantage is being realized. This is based on the following characteristics of the business:

•                  The high entry to acquire a major position in the relevant markets. This is explained by a combination of high customer loyalty, the extensiveness of the distribution network, relatively complex information technology required and the substantial benefits of scale in purchasing;

•                  The relatively low investment required to subsequently maintain established market positions;

•                  The large number of suppliers and customers, none of whom individually has a major impact on the relevant entity (cash generating unit).

At least annually a goodwill impairment test is performed to determine if an impairment for permanent diminution in value needs to be recorded. Under the impairment test, the fair value of the cash generating unit that contains the goodwill is calculated based on estimated discounted future cash flows, which is compared to the book value of the cash generating, including goodwill.

In 2004, the calculated fair value was in excess of the book value. An organic decline of sales leading to a reduced level of profitability for our Office Products Europe Division caused a reduction in the calculated fair value of that business in 2003. Since this fair value was lower than the book value, an impairment of goodwill of € 53 million for Office Products Europe Division was recognized in 2003.

Amortization cost of goodwill was €52 million in 2003 and € 70 million in 2002 and amortization cost of internally used software was €49 million in 2003 and €45 million in 2002.

16.                     Tangible fixed assets

The movements in tangible fixed assets are as follows:

	Total	Land and buildings	Machinery and equipment	Other equipment
Balance as of December 31, 2003:
Cost	476	173	189	114
Accumulated depreciation	(268)	(66)	(119)	(83)
Book value	208	107	70	31

Net investments	28	5	14	9
Depreciation	(38)	(9)	(17)	(12)
Reclassification	—	1	(1)	—
Translation differences	(8)	(5)	(2)	(1)
Total changes	(18)	(8)	(6)	(4)

Balance as of December 31, 2004:
Cost	452	168	180	104
Accumulated depreciation	(262)	(69)	(116)	(77)
Book value	190	99	64	27

Depreciation cost was €56 million in 2003 and €69 million in 2002.

17.                     Financial fixed assets

The movements in financial fixed assets are as follows:

	Total	Participations	Financial receivables	Capitalized financing costs	Deferred taxes
Book value December 31, 2003	421	6	19	30	366
Other financial results	(5)	(1)	(4)	—	—
Investments/capitalized costs	11	—	4	7	—
Transfers deferred tax liabilities	(33)	—	—	—	(33)
Transfer to short-term	1	—	—	—	1
Amortization of financing costs	(5)	—	—	(5)	—
Impairment of financing costs	(4)	—	—	(4)	—
Additions charged to result	26	—	—	—	26
Translation differences	(28)	—	(1)	(2)	(25)
Book value December 31, 2004	384	5	18	26	335

Financial receivables relate to various claims and receivables resulting from acquisitions and divestments with a long-term nature.

Financing fees are the capitalized costs related to the issuance and contractual efforts for the various components of the debt. The capitalized financing fees are amortized over the duration of the related debt instrument.

Deferred tax assets are detailed in Note 23.

18.                     Receivables

	December 31, 2004		December 31, 2003
Accounts receivable		731		736
Other receivables
Accrued income	112		126
Financial receivables	22		18
Other receivables and accruals	63		57
		197		201
Total receivables		928		937

Of the total receivables of €928 million, an amount of €5 million will mature after more than one year (2003: €1 million).

As per December 31, 2004, accounts receivable of €239 million were pledged under the accounts receivable securitization program. These receivables and borrowings related to this program are included in the Consolidated Balance Sheet (see Note 24).

Accrued income consists mainly of supplier rebates and catalog contributions.

Financial receivables relate to accruals for interest and profit tax.

Other receivables and accruals include among others prepayments for labor costs and other operating costs (such as rent and insurance premiums).

The movements in the allowance for doubtful accounts receivable are shown in Note 36.

19.                     Working Capital

	December 31,
	2004	2003
Inventories	422	423
Accounts receivable	731	736
Accrued income (Note 18)	112	126
Other receivables and accruals (Note 18)	63	57
Accounts payable	(663)	(644)
Other payables and accruals (Note 25)	(246)	(243)
	419	456

20.                     Capital Employed

	December 31,
	2004	2003
Tangible fixed assets	190	208
Internally used software (including prepayments)	121	143
Working capital	419	456
Capital employed before goodwill	730	807
Goodwill	1,282	1,400
Total capital employed including goodwill	2,012	2,207

21.                     Issued and Paid in Capital and Additional Paid-in Capital

Buhrmann had an authorized share capital at December 31, 2004 of 610,000,000 shares, divided into 250,000,000 Ordinary Shares, 54,940,000 Preference Shares A, 305,000,000 Preference Shares B and 60,000 Preference Shares C. The Ordinary Shares may, at the option of the shareholder, be bearer shares or registered shares. The Preference Shares A and B can only be registered shares. The Preference Shares C are registered shares, but may under certain conditions be bearer shares. Each share has a nominal value of € 1.20.

At December 31, 2004, the issued and paid-in share capital was divided into 191,452,135 issued shares, consisting of 138,126,528 Ordinary Shares, 53,281,979 Preference Shares A and 43,628 Preference Shares C, all of which have been fully paid-up. No Preference Shares B have been issued or are otherwise outstanding.

At December 31, 2004, a total number of 531,364 Ordinary Shares were held in deposit in connection with the Share Option Plan (see Note 26). The carrying amount was €10 million at December 31, 2004 which is the value at which the shares were purchased.

Issued and paid-in capital and additional paid in capital can be specified as follows:

As of December 31, 2004

	Issued and paid-in capital	Additional paid-in capital
Ordinary Shares	166	1,546
Preference Shares A	64	117
Preference Shares C	0	417
	230	2,080

As of December 31, 2003

	Issued and paid-in capital	Additional paid-in capital
Ordinary Shares	164	1,543
Preference Shares A	64	117
Preference Shares C	0	395
	228	2,055

As of December 31, 2002

	Issued and paid-in capital	Additional paid-in capital
Ordinary Shares	158	1,543
Preference Shares A	64	117
Preference Shares C	0	374
	222	2,034

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

Preference Shares A

On December 31, 2004, all Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Trust Office is to issue and administer registered depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association. The Articles of Association provide that Preference Shares A may be transferred to natural persons only and that a transfer or issue of Preference Shares A or voting rights relating to Preference Shares A shall not be possible if such transfer would result in the acquirer acquiring more than one per cent. of the capital issued in the form of Preference Shares A or one per cent. of the voting rights attached to such shares. Our Articles of Association contain certain exceptions to these transfer restrictions and the Executive Board may under certain circumstances grant an exemption from these transfer restrictions. The depositary receipts are listed on Euronext N.V., Amsterdam.

Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists such that the voting rights attached to the Preference Shares A held by the Trust Office that can be exercised at a general meeting of shareholders is determined by reference to the value of the Preference Shares A in proportion to the value of the Ordinary Shares in the capital of Buhrmann. The voting right is calculated on the basis of the total value of all Preference Shares A (calculated by multiplying the number of Preference Shares A outstanding and the stock market price of one depositary receipt for such Preference Share A) divided by the stock market price of one Ordinary Share, both on the last trading day of the month prior to the month in which the applicable shareholders’ meeting is convened, capped at a maximum of one vote per Preference Share A.

At the request of a holder of depositary receipts and subject to the transfer restrictions described above and certain limitations set out in the Articles of Association, the Trust Office will grant a written proxy, with the power of substitution, to the holder to exercise the voting rights attached to the underlying Preference Shares A. The administration conditions of the Trust Office provide that the voting rights to be exercised by a holder of depositary receipts, as proxy of the Trust Office, is also related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the Ordinary Shares, calculated in accordance with what is set out above. The voting right that may then be exercised by the depositary receipt holder, as proxy of the Trust Office, may be exercized the voting right attached to the Preference Shares A at his own discretion.

The Trust Office is charged with exercising the voting rights attached to the Preference Shares A (except for those Preference Shares A for which it has issued a proxy) in a manner which primarily safeguards the interests of the holders of depositary receipts, taking into account the interests of Buhrmann, its affiliates and all of its stakeholders.

Pursuant to an amendment of the articles of association of the Trust Office effected in October 2004, the Trust Office may no longer restrict the granting of a proxy, or exclude or revoke a proxy already granted.

The Preference Shares A are non-redeemable and earn cumulative dividends.

Preference Shares B

Buhrmann may issue Preference Shares B, inter alia, as a (preventive) measure against a hostile acquisition of control or takeover bid. For this purpose, Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the share capital of Buhrmann other than in the form of Preference Shares B, minus one. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, Buhrmann has the right to repurchase from Stichting Preferente Aandelen Buhrmann such Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Under these circumstances, Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann, the enterprise connected therewith and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises. Upon issue of Preference Shares B, only 25 per cent of the nominal value is required to be paid-up. As of December 31, 2004, no Preference Shares B had been issued.

Preference Shares C

On October 28, 1999, an aggregate of 35,000 Preference Shares C were issued to two US venture capital groups, Apollo Management IV L.P. and Bain Capital, LLC to provide part of the financing of the acquisition of Corporate Express. As of December 31, 2004, a total number of 43,628 Preference Shares C were issued to Apollo Management IV and Bain Capital. Each Preference Share C has a nominal value of €1.20 per share. The terms of the Preference Shares C were changed substantially as a result of a change in the Articles of Association that was approved by the Extraordinary General Meeting of Shareholders in October 2003.

Conversion

The Preference Shares C are convertible, at the option of the holders, in whole or in part, into Ordinary Shares. The base conversion rate amounts to €13 (converted into US dollar as set forth in the Articles of Association). The Preference Shares C are subject to the usual anti-dilution protections, which can lead to an adjustment of the conversion price in case of share issuances subject to certain exceptions as described in the Articles of Association. In addition, the conversion price shall be reduced annually with an amount equal to 50% of the dividend distributed on Ordinary Shares. Following the dividend paid in April 2004 in respect of the financial year 2003, each Preference Share C is convertible into a number of Ordinary Shares equal to the liquidation preference divided by €11.8968. The liquidation preference of each Preference Share C is USD 10,000, plus accrued dividends.

Ranking

The Preference Shares C have a preference with regard to dividend distributions and rights during liquidation and dissolution in respect of all existing and future series of common and preference shares, provided that they rank equal to the Preference Shares A.

Approval rights

As long as there are outstanding Preference Shares C, Buhrmann may not repurchase or cancel Ordinary Shares and/or other Preference Shares, except for Preference Shares B, without the prior approval of the meeting of holders of Preference Shares C. Changes to the Articles of Association that negatively affect the rights pertaining to the Preference Shares C as well as certain other decisions such as acquisitions and divestments with a value in excess of USD 350 million and share issues require the prior approval of the meeting of holders of Preference Shares C or, depending on the type of decision, of certain holders of Preference Shares C. Furthermore, holders of Preference Shares C, under certain conditions, have the right to nominate a member of the Supervisory Board. For a description of this right please refer to the Report of the Supervisory Board.

Redemption

If the closing price of the Ordinary Shares is at any time at or above 125% of the then prevailing conversion price for the Preference Shares C for a period of 30 consecutive trading days, Buhrmann may cancel or repurchase all outstanding Preference Shares C. The amount per Preference Share C to be paid will be, in the event that such cancellation or repurchase takes place (1) after the fourth anniversary but on or before the fifth anniversary of the issuance of the Preference Shares C, 105.50% of the liquidation preference; (2) after the fifth anniversary but on or before the sixth anniversary of the issuance of the Preference Shares C, 102.75% of the liquidation preference; and (3) following the sixth anniversary of the issuance of the Preference Shares C, 100% of the liquidation preference. The liquidation preference for each Preference Share C is USD 10,000 plus accrued dividends.

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

Dividends

The proposed dividend for a financial year must be approved by the Annual General Meeting of Shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders’ equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A and Preference Shares C must be paid first from the profits earned in any given financial year.

The annual dividend on the Preference Shares C is equal to a percentage of the liquidation preference of such shares (which is USD 10,000). For the year 2003, the percentage was equal to 5.5%, for the years 2004 and 2005 the percentage is equal to 6%, for the years 2006, 2007 and 2008 the percentage is equal to 6.5%, for the year 2009 the percentage is equal to 7.5% and for the year 2010 and the following years the percentage is equal to 8.5%, subject to adjustment under certain circumstances as set forth in the Articles of Association.

The annual dividend on the Preference Shares C may, at the option of Buhrmann, be distributed in cash or in the form of additional Preference Shares C.

The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending December 31, 2009 the dividend is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

From the balance of the remaining profits after the dividend on the Preference Shares A and Preference Shares C have been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued, the percentage of which to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board. The profit remaining after payment of dividends on the Preference Shares A, Preference Shares C and (where applicable) Preference Shares B may be distributed as a dividend to the holders of the Ordinary Shares, subject to any allocation to reserves. The general meeting of shareholders may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that a payment of dividend on Ordinary Shares be wholly or partly in shares.

In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. First insofar as possible pro rata parte on the Preference Shares A and Preference Shares C and thereafter on the issued Preference Shares B if any are issued.

22.                     Provisions

The movements in provisions are as follows:

				Other provisions
	Total	Deferred taxes	Pensions	Integration and restructuring	Other
Position at December 31, 2003:
Long-term	274	177	18	11	68
Short-term	52	—	—	31	21
Total provision	326	177	18	42	89

Payments	(40)	—	(3)	(29)	(8)
Additions charged to result	18	—	2	8	8
Releases to result	(40)	(29)	—	—	(11)
Transfer deferred tax assets	(33)	(33)	—	—	—
Translation differences	(7)	(6)	—	—	(1)
Total changes	(103)	(68)	(1)	(21)	(13)

Position at December 31, 2004:
Long-term	199	109	16	12	62
Short-term	24	—	1	9	14
Total provision	223	109	17	21	76

The long-term balance at December 31 reflects amounts payable after more than one year. Amounts payable within one year are recorded as current liabilities.

Deferred taxes are detailed in Note 23.

The provision for pensions at December 31, 2004 and 2003 primarily relates to obligations regarding unfunded defined benefit plans. In the Netherlands and the United Kingdom, these defined benefit plans are funded with plan assets segregated in separate trusts to which the Company makes contributions. In case these (non-consolidated) trusts require additional contributions due to local statutory minimum funding requirements, a provision is recorded. Premiums and other contributions paid to these trusts are included in labor costs.

Provisions for integration and restructuring mainly relate to the cost saving restructuring measures in the Office Products operations in North America and Europe. During 2004, €17 million was spent. The additions amounted to €8 million and related mainly to restructuring activities and vacant properties in the Office Products Europe Division.

Other provisions include primarily warranties regarding product liability, indemnifications with respect to divested businesses and various other contractual risks.

23.                     Deferred taxes

The components of deferred tax assets and deferred tax liabilities are as follows:

	December 31
	2004	2003
Loss carry-forwards	1,108	1,078
Deferred tax assets
Tax loss carry-forwards	424	420
Temporary differences	63	57
Nominal deferred tax asset	487	477
Valuation allowances	(152)	(111)
Deferred tax asset (under Financial Fixed Assets)	335	366

Deferred tax liabilities
Fixed assets	(73)	(115)
Other	(36)	(62)
Deferred liabilities (under Provisions)	(109)	(177)

Buhrmann has operating loss carry-forwards at December 31, 2004 of approximately €1,108 million (2003: €1,078 million). Expiration is approximately as follows:

2005 to 2018	138
2019 to 2022	214
Beyond 2022 and unlimited	756
1,108

24.                     Long-term liabilities

	December 31,
	2004		2003
	Total	>5 years	Total	>5 years
Subordinated loans:
Convertible Bond	115	115	115	115
High Yield Bonds	110	110	277	277
	225	225	392	392
Other loans:
Term Loans A	96	—	112	27
Term Loans B	—	—	347	333
Term Loans C	413	396	—	—
Revolver	—	—	—	—
Securitized Notes	74	—	79	—
Other	14	—	19	3
	597	396	557	363
Total Subordinated and other loans	822	621	949	755

Convertible Bond

A 7-year Subordinated Convertible Bond Loan with listing at the Amsterdam Stock Exchange was issued in 2003 for the amount of €115 million, with a coupon of 2% payable annually on June 18. The bonds are convertible into Buhrmann Ordinary Shares at a conversion price of €8.40 per share. This loan must be redeemed on or before December 18, 2010. Buhrmann has the option to redeem the loan after July 9, 2008 if the official closing price of Buhrmann’s Ordinary Shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days. The Convertible Bonds were issued at par. The market value of the Convertible Bond at December 31, 2004 amounted to €125 million.

High Yield Bonds

A 10-year, Subordinated Bond Loan was issued in 2004 for the amount of USD 150 million (2014 Notes), with a coupon of  8 1/4%, payable semi-annually. This loan must be redeemed on July 1, 2014. At any time before July 1, 2007, Buhrmann can choose to redeem up to 35% of this loan at a redemption price of 108.25% of the principal amount, with proceeds raised in one or more equity offerings made by Buhrmann, as long as certain conditions are met. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par (starting per July 1, 2009 at 104.125%, decreasing annually). The market value of the High Yield Bond at December 31, 2004 amounted to USD 152 million (€112 million).

In July 2004, Buhrmann made a succesfull tender offer for its USD 350 million Subordinated Bond Loan which was issued in 1999 (2009 Notes). A premium of €27 million was paid to holders who tendered their bonds. The bonds that were not tendered were early redeemed in November 2004 at contractual rates.

Senior Credit Facility (Term loan A, Term Loans B, Term Loans C and Revolver)

The Senior Credit Facility was arranged in 2003 and funded on December 31, 2003. The Senior Credit Facility consisted of a Term Loan A of €120 million and Term Loans B with tranches of €50 million and USD 380 million plus a working capital facility of €255 million (Revolver). The collateral provided for the Senior Credit Facility is a pledge on assets of Buhrmann N.V., including all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the Senior Credit Facility bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. The interest rate margins vary with the leverage ratio (pricing grid). The initial margin for both the Revolver and the Term Loan A is 2.50% and for the Term Loans B 2.75%. The Revolver carries a fee of 0.75% for the undrawn balance. The documentation of the Senior Credit Facility allows for an increase in the Revolver as well as increases in term loans subject to meeting certain conditions such as a maximum leverage ratio. This gives the Company the opportunity to raise funds for refinancing other components of the capital structure such as the High Yield Bond.

In July 2004, the Term Loans B were converted into Term Loans C. At the same time, the Term Loans C were increased by USD 125 million and the initial interest rate margin was decreased to 2.50%. Currently, the Senior Credit Facility consists of the Term Loan A of €112 million, the Term Loans C with tranches of €50 million and USD 500 million and the Revolver of €255 million. At December 31, 2004 the applicable margins were 2.25% and 2.50% for the Term Loans A and C, respectively.

The interest rates in effect at December 31, 2004 and 2003 were as follows:

	2004	2003
Term loan A €	4.412%	4.750%
Term loan B €	—	5.000%
Term loan C €	4.660%	—
Term loan B USD	—	3.908%
Term loan C USD	4.940%	—

The market value of the new Senior Credit Facility is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent. The market value at December 31, 2004 approximated the book value.

The new Senior Credit Facility is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific minimum or maximum financial ratios (“covenants’) must be met such as:

Interest coverage ratio:	EBITDA/Interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/Fixed charges
Leverage ratio:	Indebtedness/EBITDA

The definitions of certain accounting numbers for covenant calculation purposes (for example: operating result before depreciation of tangible fixed assets and internally used software and before amortization and impairment of goodwill (EBITDA) as well as exceptional items and indebtedness) may differ from figures as published in these Consolidated Financial Statements due to specific contractual arrangements. Also, income statement items used in covenants are calculated on a rolling twelve monthly basis. More detailed information on the covenant levels is available on the website of Buhrmann. The actual covenant ratios at December 31, 2004 comply with the threshold ratios as per loan covenants.

Securitized Notes

The Company has an Accounts Receivable Securitization Program under which funds are raised by pledging accounts receivable from subsidiaries in the Netherlands and the USA as security for short-term and medium-term borrowings. The accounts receivable are sold to Buhrmann Silver SA and Buhrmann Silver US LLC, which in turn pledge the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of Short Term Notes and Medium Term Notes. At December 31, 2004, accounts receivables of €239 million were pledged under this program. The program delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. Both receivables and borrowings related to this program are included in the Consolidated Balance Sheet.

The Short Term Notes are issued in USD, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged, fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. No Short Term Notes were outstanding during 2004. To ensure availability of re-financing for the Notes, a back-up liquidity facility has been arranged.

In July 2002, Medium Term Notes in USD and GBP were issued. As a consequence of the sale of the Paper Merchanting Division, the collateral for the Notes denominated in GBP in the form of receivables denominated in GBP generated by Paper Merchanting companies in the UK, no longer existed. At December 31, 2004, USD 100 million of Medium Term Notes were outstanding. The average interest margin including issuers cost, is approximately 0.5% over LIBOR at December 31, 2004 and 2003.

The market value of the Medium Term Notes approximates their book value as the Notes bear variable interest and due to their relatively short maturities.

Breakdown of long-term debt by currency

	December 31,
	2004	2003
As issued:
	€265	280
USD	555	666
Other	2	3
	822	949

After hedging with forward exchange and currency swaps:
	€107	225
USD	664	693
Other	51	31
	822	949

Buhrmann aims to incur its debt by currency after hedges approximately in proportion to the forecasted split of operating result before depreciation of tangible fixed assets and internally used software and before amortization and impairment of goodwill and before exceptional results over the major currencies. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Buhrmann’s forward foreign exchange and currency swap contracts at December 31, 2004

Contract	Maturity	Weighted average Contractual exchange rate	Notional amount	Fair Value
Buy €/sell SEK	<1 year	8.98	39	0
Buy €/sell USD	<1 year	1.36	109	0
Buy €/sell GBP	<1 year	0.71	10	0
			158	0

The total fair value at December 31, 2003 of the forward foreign exchange and currency swap contracts was less than €1 million negative.

Breakdown of long-term debt by interest profile

	December 31, 2004
	Fixed	%	Floating	%
Subordinated Loans	225	28	—	—
Private loans and bank overdrafts	2	0	595	72
	227	28	595	72
Interest swaps >1 year	294		(294)
Total	521	63	301	37

Buhrmann aims to incur a certain minimum level of fixed rate debt in relation to the interest cover. Interest rate swaps are used to adjust the interest profile of the loans towards the desired position in order to achieve the hedging as per policy.

Buhrmann’s Interest Rate Swap (IRS) contracts at December 31, 2004

IRS in USD; Buhrmann pays fixed and receives 3 month LIBOR:

Maturity	Notional amount	Average interest rate in %	Fair value
<1 year	128	2.33	0
<2 years	37	2.74	0
<3 years	128	4.27	(2)
<5 years	128	4.27	(3)
Total	422	3.68	(5)

The total fair value at December 31, 2003 of the interest rate swap contracts was €10 million negative.

The estimated fair value of the outstanding currency and interest swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above.

Effective interest rate

The average blended effective interest rate, including margin, was 6.8% in 2004 and 9.1% in 2003.

Repayment schedule for long-term debt

	Year	Term Loans A	Term Loans C	Other	Total Redemption
Short-term	2005	16	4	19	39

Long-term	2006	16	4	12	32
	2007	26	4	74	104
	2008	26	4	—	31
	2009	27	4	2	34
	2010	—	396	115	511
	2011 and beyond	—	—	110	110
		96	413	312	822

Total		112	417	331	861

The installments in 2005 of €20 million for both Term Loans A and C fall due in March, June, September and December. Other includes the High Yield Bond, Revolver and Medium-term Securitized Notes. There were no Short-term Securitized Notes outstanding at December 31, 2004. The average remaining term of long-term debt is approximately 5.7 years.

25.                     Other liabilities

	December 31,
	2004	2003
Taxes and social security contributions	57	59
Employee benefits other than pensions	88	77
Advance payments on orders	16	10
Short-term provisions	15	21
Other accrued liabilities	70	76
	246	243
Short-term provisions acquisition and restructuring related (see Note 22)	9	31
Financial payables and accruals	18	8
Dividend Preference Shares A	11	11
Total	284	293

Financial payables and accruals mainly includes interest.

26.                     Share Option Plan

There is a share option plan in place, the “Buhrmann Incentive Plan,” which is designed as an incentive to managers working within the Group. In addition, the Annual General Meeting of Shareholders held on April 29, 2004 adopted a new share option plan as described below under “New Buhrmann Incentive Plan.”

Buhrmann Incentive Plan

The maximum percentage of option rights that may be granted under this Plan in any year is 1.25% of the number of outstanding Ordinary Shares. This reflects the requirements of the business given our geographic spread (in particular, the United States of America) and specific human resource management needs for critical business activities.

The options granted up to and including 2002 have a term of five years and can be exercised only after three years. From 2003, the options have a term of seven years. The Buhrmann Incentive Plan (up to and including 2003) did not apply performance conditions to either the grant or the vesting of options.

New Buhrmann Incentive Plan

At the Annual General Shareholders’ meeting held on April 29, 2004, shareholders approved the adoption of a new share option plan. Pursuant to this new Buhrmann Incentive Plan, the number of options granted is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date. Approximately 370 managers have been invited to participate in the new Buhrmann Incentive Plan effective as from May 1, 2004.

The performance of the Company will be measured by the concept of total shareholder return, or TSR. Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, the performance of the Company’s shares against other companies’ shares can be compared over the relevant (three-year) period.

The financial performance of the Company, as measured by TSR will be compared to the TSR of a peer group of up to twelve companies. The criteria for a company to fit within this peer group of companies includes, among other things, that such company (i) be in the same or similar industry as Buhrmann; (ii) have a comparable business model to Buhrmann; (iii) be listed or traded on a major stock exchange; (iv) have a minimum market capitalization; (v) be present in at least North America or Europe; and (vi) be considered a peer of Buhrmann by both the investor community and by Buhrmann itself.

The peer group companies for option grants under the new Buhrmann Incentive Plan in 2004 are: Boise Cascade Corp. (after a restructuring in 2004, renamed: OfficeMax, Inc.); Office Depot, Inc.; Staples, Inc.; United Stationers, Inc.; W.W. Grainger, Inc.; Hagemeyer N.V.; Manutan International S.A.; Rexel S.A.; Genuine Parts Company; Bunzl PLC; Randstad Holding NV and Wesco International, Inc. The composition of the peer group may be changed by the Supervisory Board after 2004, provided that the above listed peer group criteria are met. In addition, where options have been granted, but have not yet begun vesting, the Supervisory Board may change the composition of the peer group with respect to that grant, if a peer group company at the time of grant no longer meets one or more of the criteria. In this respect it is noted that in view of the announcement that Rexel S.A. will be delisted in the course of 2005, the Supervisory Board has decided not to replace this company in the peer group, which will therefore effectively be reduced to 11 companies. The Supervisory Board continues to regard Boise Cascade, Corp. as a company in the peer group after its restructuring and name change to OfficeMax, Inc. Thus, the peer group for the options to be granted under the Buhrmann Incentive Plan in 2005 will consist of eleven companies, including OfficeMax, Inc., but excluding Rexel S.A.

The TSR for each peer group company will be calculated over the three-year period following each annual grant of options under the new Buhrmann Incentive Plan, and each peer group company will be ranked in descending order of generated TSR to determine the relative position of Buhrmann. After three years the vesting of options granted under the new Buhrmann Incentive Plan will be based upon the TSR ranking of Buhrmann relative to the applicable peer group, as follows:

TSR ranking of Buhrmann	% of options granted vesting
1	200
2	175
3	150
4	125
5	100
6	75
7	50
8-13*	0

*                                         This will be 8-12 after the reduction of the peer group to eleven companies as described above.

The provisional ranking of Buhrmann for the 2004 grant as at December 31, 2004 was number ten out of thirteen.

The maximum number of options authorized for the 2004 grant under the new Buhrmann Incentive Plan was 1,708,649, representing 1.25% of the total number of Ordinary Shares outstanding as of 3 May 2004, the date of the option grant. The number of options vesting may be increased up to 2.5% if, as a result of the Company’s performance relative to the peer group, more than 100% of the granted options vest. In addition, a maximum of 20% of the total number of options granted in any one year may be granted to Members of the Executive Board. The allocation of options granted under the new Buhrmann Incentive Plan to individual Members of the Executive Board will be determined by the CNCG Committee.

The exercise price for option rights is the closing price of Buhrmann’s Ordinary Shares on the first trading day on which day Buhrmann’s Ordinary Shares are quoted ex-dividend. Those entitled to options are bound by internal regulations designed to prevent insider trading. Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position of the Group gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as its capital structure. On the basis thereof it was decided not to purchase shares for this purpose in 2004, 2003 and 2002.

The fair value of the option rights was estimated on the basis of the Black & Scholes option price determination model, based on the following assumptions:

	2004	2003	2002
Expected dividend yield	2.3%	2.3%	2.3%
Expected share price volatility	63.5%	65%	65%
Risk-free interest rate	4.0%	4.5%	4.5%
Expected term	5 years	4 years	4 years

The pro-forma remuneration cost of all the option rights assigned to management is €6 million for 2004 (€5 million for 2003 and €6 million for 2002). Due to the performance hurdle introduced in 2004, the Black & Scholes’ value is discounted for the probability of granting the option rights, assuming a one-period approach (discount factor amounts to 33%). The annual remuneration cost is calculated by taking the fair value of the options granted over the last three years spread evenly over the blocked exercise period (vesting) of three years. The fair value of the option rights is estimated by using expected dividend yield and share price volatility based on historic track records at the date of granting the options. These values do not constitute the market value. The assumptions were used exclusively for this calculation and do not necessarily provide an indication of expectations of management regarding developments in the future.

Specified statement of all options outstanding (including option rights held by the Members of the Executive Board)

	Number of outstanding option rights		Average exercise price in €	Term	Fair value in €**
Granted in 1999 (690,000):					2.8 million
Balance at the end of 2003	416,500
Lapsed in 2004	(416,500)
Outstanding at the end of 2004		—	*—	—
Granted in 2000 (1,141,021):					11.9 million
Balance at the end of 2003	819,138
Lapsed in 2004	(32,489)
Outstanding at the end of 2004		786,649	*27.48	2005
Granted in 2001 (1,263,200):					10.0 million
Balance at the end of 2003	968,528
Lapsed in 2004	(47,255)
Outstanding at the end of 2004		921,273	*20.09	2006
Granted in 2002 (1,563,928):					9.9 million
Balance at the end of 2003	1,375,465
Lapsed in 2004	(51,872)
Outstanding at the end of 2004		1,323,593	*13.76	2007
Granted in 2003 (1,575,000):					2.1 million
Balance at the end of 2003	1,467,067
Lapsed in 2004	(52,367)
Outstanding at the end of 2004		1,414,700	*2.87	2010
Granted in 2004 (1,708,649):					4.4 million
Granted in May 2004	1,708,649
Lapsed in 2004	(100,623)
Outstanding at the end of 2004		1,608,026	*7.79	2011
Total outstanding at the end of 2004		6,054,241	12.38

*                                         Under Dutch fiscal rules, management receiving options could under the Buhrmann Incentive Plan up to and including 2003 elect to accept a 25% higher exercise price. The base exercise price was set at €7.79 in 2004, €2.85 in 2003, €13.69 in 2002, €19.61 in 2001 and €26.35 in 2000, equalling the share price at close of business on the Amsterdam Stock Exchange on May 3, 2004, May 2, 2003, May 6, 2002, April 20, 2001 and April 17, 2000 respectively.

**                                  The fair value is calculated using the Black & Scholes option price determination model.

The Company granted interest-bearing loans to the Dutch optionees up to and including 2002 to finance their upfront tax obligations resulting from the options granted and which are due at the date of grant. The loans of Members of the Executive Board extended within this context are listed in Note 13. As of 2003, these loans have not been and will no longer be granted.

27.                     Interest-bearing debt

	December 31,
	2004	2003
Long-term liabilities:
Subordinated Convertible Bonds	115	115
Subordinated High Yield Bonds	110	277
Other loans	597	557
Current liabilities:
Loans	33	28
Credit institutions	6	5
Cash and deposits	(154)	(145)
	707	836

Movements schedule interest-bearing debt:

	2004		2003
Interest-bearing debt at the beginning of the financial year		836		1,735
Decrease due to cash flow from operational activities		(223)		(272)
Increase/decrease due to cash flow from investment activities		82		(544)
Other:
Dividend payments	11		9
Payments for interest rate swap settlements	—		40
Paid financing fees and tender premiums	39		25
Payments to minority shareholders	8		7
		58		81
Translation differences		(46)		(164)
Interest-bearing debt at the end of the financial year		707		836

28.                     Guarantee Capital

	December 31,
	2004	2003
Group equity	1,474	1,484
Subordinated Loans	225	392
Total	1,699	1,876

29.                     Commitments not included in the Balance Sheet

	December 31, 2004		December 31, 2003
Rental and operational lease commitments
These are due as follows:
Within 1 year	75		85
After 1 year but within 5 years	191		216
After 5 years	122		135
		388		436
Repurchase guarantees
These lapse as follows:
Within 1 year	16		20
After 1 year but within 5 years	30		40
After 5 years	6		4
		52		64
Other
These lapse as follows:
Within 1 year	9		22
After 1 year but within 5 years	2		2
		11		24
Total commitments		451		524

Rent and operational lease commitments of €388 million in total at December 31, 2004 are primarily related to distribution facilities and offices that the Company leases under non-cancelable operating leases. The amounts are the nominal value of future lease payments netted for sub-lease income.

Repurchase guarantees of €52 million in total at December 31, 2004 mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

Other commitments not included in the balance sheet include investment commitments relating to expenditure on projects, such as the development of IT systems.

In addition, the Company had certain contingent liabilities, commitments and guarantees which are not included in the table above and which are discussed below.

Buhrmann’s operating companies in Europe offer a variety of defined benefit plans, in addition to Government schemes, as part of the remuneration package. In countries like the Netherlands and the United Kingdom, the defined benefit plans are separated from Buhrmann in pension funds to which Buhrmann makes contributions. For its employees in the United States, Buhrmann sponsors several defined contribution plans and a defined benefit plan with a relatively small number of participants. Depending on specific financing arrangements and funding levels, Buhrmann may incur liabilities for certain deficits which amounted to €10 million at December 31, 2004. No provisions were recorded in the balance sheet at December 31, 2004 in connection with this liability.

Buhrmann has entered into a number of forward foreign exchange and currency swap contracts and interest rate swap contracts which had an estimated negative fair value of €5 million at December 31, 2004. The estimated fair value of the outstanding forward foreign exchange and currency swap contracts and interest rate swap contracts indicates how much Buhrmann would have to pay as per the balance sheet date in exchange for termination of these contracts without further commitments.

Buhrmann has issued certain performance guarantees, usually in the form of standby letters of credit, to an estimated maximum amount of €4 million at December 31, 2004. The major part of these guarantees expire latest on September 1, 2007.

Buhrmann has issued guarantees of the indebtedness of a third-party to a maximum amount of €3 million at December 31, 2004.

30.                     Legal proceedings

Buhrmann is involved in various routine legal proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition, results of operations or cash flows other than the proceedings disclosed below.

Paper Merchanting Germany: Anti-trust

In April 2000, the German competition authorities (the Bundeskartellamt or “BKA”) launched an investigation against a number of German paper merchants, among which is Buhrmann’s former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany in a number of regions. On April 30, 2004 the BKA imposed a fine of €7.6 million on Deutsche Papier Vertriebs GmbH and eleven other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers the whole of Germany with the exception of the South. Deutsche Papier and the accused individuals do not agree with the fine and the calculation thereof and have appealed against this fine. A third-party investigation into the alleged surplus profit in a number of regions and a third-party investigation into the calculation of the surplus profit used by the BKA substantiated Buhrmann’s position that the fine reflects an overestimation of any assumed possible surplus profit. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division, of which Deutsche Papier is a part, with respect to this case.

Paper Merchanting Germany: completion accounts

Under the Agreement for the Sale and Purchase of the Paper Merchanting Division of Buhrmann N.V. dated September 8, 2003 a post-completion dispute has arisen as to the valuation of a property in Germany for the purpose of inclusion in the completion accounts. The completion accounts are the basis for the calculation of the final purchase price. The valuation difference amounts to € 7 million. The matter is currently pending the decision of an arbitral award. Once the value of the property has been determined, final settlement of the purchase price can take place.

Holdings: Agena S.A.—Béfec

In 1994 Buhrmann issued arbitration proceedings against the sellers of the French company Agena S.A., an acquisition made in 1991. Buhrmann’s claim for damages was based on a misrepresentation of the financial position of the company in the acquisition balance sheet. These proceedings resulted in an arbitral award adjudicating damages to the amount of € 79 million received in 2003. In 1995 proceedings had also started against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who in 1991 had certified the acquisition balance sheet. These proceedings were adjourned in anticipation of the outcome of the arbitration proceedings against sellers. The matter against Béfec was resumed after the arbitral award. Béfec raised preliminary defence against the claim which was rejected in the first instance. Although the defendant appealed against this judgment it may reasonably be anticipated that the principal matter will be permitted. Buhrmann is claiming damages to the amount of € 134 million plus interests and costs. It is estimated that a final decision may still take a considerable period.

Under U.S. GAAP, a contingent asset is disclosed when it is probable that an inflow of an economic benefit will be realized and the amount is estimable. In practice, contingent assets are not disclosed until the amount and timing of the inflow is known to the company (e.g., there is a firm commitment from the counter party). Accordingly, the above contingent asset would not be disclosed in accordance with U.S. GAAP, FAS 5, given the uncertainty as to its realization and timing of realization, if at all.

31.                     Segment Information

As of December 31, 2004, the Buhrmann Group consist of four divisions. The Office Products North America Division, Office Products Europe Division and Office Products Australia Division supply office products and office furniture to large and medium-sized companies. The Office Products Europe Division and Office Products Australia Division are combined for reporting purposes. The Graphic Systems Division supplies pre-press systems, printing presses, folding, cutting and binding machines in six European countries and also provides service and maintenance for its customers. The Paper Merchanting Division sold paper to printers, publishers and the office market until it was sold with effect from October 31, 2003.

Corporate items are not allocated to the Divisions and include costs incurred by the Corporate Head Office as well as costs and assets relating to geographical holding companies.

Operating segments 2004

	Office Products North America	Office Products Europe/ Australia	Graphic Systems	Corporate items	Total

Net sales	3,628	1,500	411	—	5,539
Added value	961	420	95	—	1,476
Depreciation of tangible fixed assets and internally used software	(60)	(20)	(4)	—	(84)
Operating result before amortization and impairment of goodwill	171	53	—	(18)	206
Amortization of goodwill	(33)	(6)	—	(6)	(45)
Operating result	138	47	—	(24)	161
Exceptional operating results	—	(5)	—	—	(5)
Goodwill	914	194	3	171	1,282
Total assets	2,356	613	211	301	3,481
Total liabilities	693	275	114	925	2,007
Capital employed before goodwill	505	149	85	(9)	730
Capital expenditure	44	11	4	—	59

Operating segments 2003

	Office Products North America	Office Products Europe/ Australia	Graphic Systems	Corporate items	Sub total	Paper Merchanting	Total Group

Net sales	3,939	1,479	369	—	5,787	2,266	8,053
Added value	1,018	392	85	—	1,495	359	1,854
Depreciation of tangible fixed assets and internally used software	(63)	(20)	(4)	—	(87)	(17)	(104)
Operating result before amortization and impairment of goodwill	152	38	(13)	42	219	57	276
Amortization and impairment of goodwill	(37)	(61)	—	(5)	(103)	(2)	(105)
Operating result	115	(23)	(13)	37	116	55	171
Exceptional operating results	(7)	(7)	(1)	58	43	8	51
Goodwill	1,017	197	3	183	1,400	—	1,400
Total assets	2,494	619	219	345	3,677	—	3,677
Total liabilities	597	266	113	1,217	2,193	—	2,193
Capital employed before goodwill	553	162	108	(16)	807	—	807
Capital expenditure	40	22	6	—	68	11	79

Operating segments 2002

	Office Products North America	Office Products Europe/ Australia	Graphic Systems	Corporate items	Sub total	Paper Merchanting	Total

Net sales	4,931	1,540	489	—	6,960	2,988	9,948
Added value	1,261	413	118	—	1,792	461	2,253
Depreciation of tangible fixed assets and internally used software	(69)	(20)	(4)	—	(93)	(21)	(114)
Operating result before amortization and impairment of goodwill	197	64	23	(16)	268	74	342
Amortization and impairment of goodwill	(470)	(139)	—	(4)	(613)	(30)	(643)
Operating result	(273)	(75)	23	(20)	(345)	44	(301)
Goodwill	1,262	249	3	172	1,686	102	1,788
Total assets	3,088	695	240	231	4,254	1,155	5,409
Total liabilities	775	288	130	1,963	3,156	442	3,598
Capital employed before goodwill	731	193	116	1	1,041	654	1,695
Capital expenditure	62	21	5	—	88	19	107

32.                     Enterprise wide disclosures

	United States	The Netherlands (incl. Corporate)	Germany	United Kingdom	Rest of European Union members	Australia/ New Zealand	Rest of the world	Total

Sales by country of destination
Year ended December 31, 2004	3,268	281	321	148	710	589	222	5,539
Year ended December 31, 2003	3,667	772	701	884	1,188	496	345	8,053
Year ended December 31, 2002	4,665	961	817	1,251	1,458	419	377	9,948
Depreciation of tangible fixed assets and internally used software
Year ended December 31, 2004	(58)	(5)	(4)	(3)	(7)	(5)	(2)	(84)
Year ended December 31, 2003	(61)	(11)	(8)	(7)	(10)	(4)	(3)	(104)
Year ended December 31, 2002	(67)	(12)	(8)	(7)	(11)	(3)	(6)	(114)
Operating result
Year ended December 31, 2004	116	(14)	(10)	0	6	48	15	161
Year ended December 31, 2003	96	—	(10)	22	12	31	20	171
Year ended December 31, 2002	(296)	33	(15)	28	(101)	33	17	(301)
Net investments in tangible fixed assets and internally used software
Year ended December 31, 2004	42	3	1	1	5	5	2	59
Year ended December 31, 2003	38	13	2	5	11	7	3	79
Year ended December 31, 2002	63	17	2	5	9	8	3	107
Long lived assets*
Year ended December 31, 2004	1,095	23	7	10	175	246	37	1,593
Year ended December 31, 2003	1,227	27	10	12	180	257	38	1,751
Capital employed before goodwill
Year ended December 31, 2004	455	19	26	10	125	54	41	730
Year ended December 31, 2003	508	31	43	9	137	42	37	807
Total assets
Year ended December 31, 2004	2,235	98	69	45	567	379	88	3,481
Year ended December 31, 2003	2,421	153	80	39	528	375	81	3,677
Total liabilities
Year ended December 31, 2004	1,295	288	55	43	213	87	26	2,007
Year ended December 31, 2003	1,444	314	46	42	238	87	22	2,193

*                                         long-lived assets include tangible and intangible fixed assets

33. Subsequent Events

Repurchase Preference Shares C

On February 22, 2005, Buhrmann reached agreement with all the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of $520 million in cash together with certain options to acquire Ordinary Shares of Buhrmann in certain defined circumstances. The repurchase of the Preference Shares C is conditional on, among other things:

• the approval of the repurchase of Preference Shares C by an extraordinary meeting of shareholders;

• the raising of adequate finance for the repurchase of the Preference Shares C in a form and amount satisfactory to us; and

• the approval of the agent security trustee under the Senior Credit Facility.

An Extraordinary General Meeting of Shareholders was held on March 11, 2005 in which the shareholders approved the repurchase of the outstanding Preference Shares C, a change of Articles of Association and the issue of up to 80 million new Ordinary Shares.  The agent security trustee under the Senior Credit Facility has approved the repurchase of Preference Share C. Buhrmann expects that all other conditions to the repurchase of Preference Shares C will be satisfied on or around April 1, 2005.

Placement of 7 7/8% Senior Subordinated Notes due 2015

On March 2, 2005 Buhrmann received proceeds of the 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) with an aggregate principal amount of $150 million. The proceeds of the 2015 Notes are intended to be used to finance the planned repurchase of the Preference Shares C, together with a discounted rights issue of approximately €250 million and cash on hand. The proceeds of the 2015 Notes are being placed in escrow pending the completion of the repurchase transaction, which is expected to occur in early April 2005. The 2015 Notes have been issued at a price of 99.151% of the par value. The effective yield on the 2015 Notes is 8%.

34.                               Summary of differences between generally accepted accounting principles in the Netherlands and generally accepted accounting principles in the United States and related disclosures

Buhrmann’s Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the Netherlands (Dutch GAAP), which vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The tables below give the effect that application of US GAAP would have on net result and group equity (in millions of €).

		2004	2003	2002
Net result under Dutch GAAP		80	(132)	(588)
a)	Goodwill amortization	45	52	70
a)	Goodwill impairment	—	4	(439)
b)	Intangible fixed assets amortization	(5)	(6)	(6)
c)	Restructuring and integration provisions	—	(26)	7
d)	Derivatives	—	7	(7)
e)	Pensions	18	8	27
f)	Financing fees	2	(12)	3
g)	Revenue recognition	1	12	1
h)	Catalog contributions	1	5	—
i)	Sale Paper Merchanting Division	—	(132)	—
j)	Deferred lease	(4)	—	(2)
l)	Deferred taxes	(30)	(88)	(7)
Net result under US GAAP before cumulative effect of change in accounting principles		108	(308)	(941)
Cumulative effect of change in accounting principle for:
h)	Catalog contributions (net of €19 million tax gain)	—	(29)	—
Net result under US GAAP		108	(337)	(941)

		December 31,
		2004	2003
Group equity under Dutch GAAP		1,474	1,484
a)	Goodwill	(117)	(175)
b)	Intangible fixed assets	65	75
c)	Restructuring and integration provisions	—	1
d)	Derivatives—Accumulated Other Comprehensive Income	(3)	(8)
d)	Derivatives	(2)	(2)
e)	Pensions	205	187
e)	Pensions—Accumulated Other Comprehensive Income	(18)	(9)
f)	Financing fees	(7)	(9)
g)	Revenue recognition	(27)	(29)
h)	Catalog contributions	(32)	(36)
j)	Deferred lease	(5)	(2)
k)	Other	(1)	(1)
l)	Deferred taxes	(2)	28
Group equity under US GAAP		1,530	1,504

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

iii)                                   On November 1, 1999, Buhrmann purchased all the outstanding shares of Corporate Express Inc. Certain fair value adjustments, including provisions for restructuring and integration, which were made for Dutch GAAP purposes, did not qualify for US GAAP. This led to a lower amount of goodwill under US GAAP. In addition, for US GAAP purposes only, certain intangible assets (the workforce, Corporate Express brandname and internally used software) were valued and recognized separately from goodwill, see point b) below. Under Dutch GAAP these intangible assets are included in goodwill. Furthermore deferred taxes on certain of the above-mentioned fair value adjustments and certain valuation allowances on deferred tax assets that did not qualify for US GAAP resulted in differences in goodwill under US GAAP compared to Dutch GAAP.

iv)                                  With the Samas and USOP acquisitions in April and May 2001, some provisions for redundancy payments for employees were recorded and included in goodwill under Dutch GAAP whereas under US GAAP these payments were expensed over the period these employees worked for Buhrmann.

The net effect of the items mentioned above was a higher amount of goodwill under US GAAP which was amortized over its estimated useful life of forty years until December 31, 2001. The book value of this goodwill was €168 million at December 31, 2001. As of January 1, 2002, goodwill is no longer amortized under US GAAP. Amortization of goodwill recorded under Dutch GAAP of €45 million in 2004, €52 million in 2003 and €70 million in 2002 has been reversed under US GAAP.

Under US GAAP, the Company reviews goodwill for impairment in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets”, which requires a two-step process to analyze whether or not goodwill has been impaired.

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

The adoption of SFAS No. 142 as of January 1, 2002, did not result in an initial impairment of goodwill. A reduced level of profitability in 2002 and reduced visibility concerning future performance resulting in a higher cost of capital, caused a decline in the calculated fair value of our businesses which resulted in an impairment of goodwill of €573 million under Dutch GAAP at December 31, 2002. Under US GAAP the impairment was €439 million higher compared to Dutch GAAP. This was predominantly a result of the higher amount of goodwill previously capitalized under US GAAP, as explained above, for €248 million and the valuation of unrecognized intangible assets (brandnames and customer and supplier contracts) for €124 million. The amount of goodwill impairment at December 31, 2002 under US GAAP for the Office Products North America Division was €648 million, for the Office Products Europe Division €266 million and for the former Paper Merchanting Division €98 million.

The annual impairment test on goodwill at December 31, 2003 resulted in an impairment of €53 million under Dutch GAAP and €49 million under US GAAP for the Office Products Europe Division. The lower impairment under US GAAP is mainly due to a lower carrying value of goodwill under US GAAP of this Division.

The annual impairment test on goodwill at December 31, 2004 did not result in an impairment under Dutch GAAP or US GAAP.

In connection with the sale of the Paper Merchanting Division in 2003, an amount of €104 million of capitalized goodwill was written-off under US GAAP. This write-off is included in the result on the sale of the Paper Merchanting Division in the reconciliation of net result. Under Dutch GAAP, this goodwill was directly written-off from Group equity before January 1, 1997.

In 2004, 2003 and 2002 translation adjustments of €13 million, €48 million and €44 million on these goodwill items were recorded as some of these goodwill items are denominated in US dollars

In 2003 and 2002 additions to goodwill of €3 million and € 15 million recorded under Dutch GAAP were either classified as intangible fixed assets or did not qualify under US GAAP.

The net effect at December 31, 2004 of the items mentioned above was a lower amount of goodwill under US GAAP of €117 million.

The movements in goodwill under US GAAP were as follows (in millions of €):

	2004	2003	2002
Book value at beginning of year	1,225	1,616	2,852
Investments	6	4	22
Divestments	—	(201)	—
Impairment	—	(49)	(1,012)
Release provisions (net of tax)	—	(6)	—
Translation differences	(66)	(139)	(246)
Book value at end of year	1,165	1,225	1,616

Accumulated cost	2,120	2,226	2,872
Accumulated amortization	(168)	(177)	(244)
Accumulated impairment	(787)	(824)	(1,012)
Book value at end of year	1,165	1,225	1,616

b)                                      Intangible fixed assets

With the acquisition of Corporate Express in October 1999, certain intangible assets were valued and recognized separately from goodwill under US GAAP. These include the workforce (USD 10 million), the Corporate Express brandname (USD 75 million) and internally used software (USD 20 million). Under SFAS No. 142, the workforce no longer met the criteria for separate recognition and the book value thereof was reclassified to goodwill at January 1, 2002. The Corporate Express brandname and internally used software are amortized over their estimated useful lives of 40 and 7 years, respectively.

The book value of the Corporate Express brandname at December 31, 2004 was USD 66 million and at December 31, 2003 was USD 68 million. The accumulated amortization at December 31, 2004 was USD 9 million and at December 31, 2003 was USD 7 million. The amortization expense was USD 2 million in each of 2004, 2003 and 2002 and will be USD 2 million in each of the next 5 years.

The book value of the internally used software at December 31, 2004 was USD 5 million and at December 31, 2003 was USD 8 million. The accumulated amortization at December 31, 2004 was USD 15 million and at December 31, 2003 was USD 12 million. The amortization expense was USD 3 million in each of 2004, 2003 and 2002 and will be USD 3 million in 2005 and USD 2 million in 2006.

Also included under “Intangible fixed assets”, are amounts allocated to customer relationships of companies acquired in 2003 and 2002 of €7 million and €10 million, respectively, which are classified as intangible fixed assets under US GAAP and goodwill under Dutch GAAP. Under US GAAP these amounts are amortized over a period of ten years. The book value under US GAAP was €13 million at December 31, 2004 and €15 million at December 31, 2003. The accumulated amortization was €4 million at December 31, 2004 and €2 million at December 31, 2003. The amortization expense under US GAAP was €2 million in 2004 and €1 million in 2003 and 2002 and will be €2 million in each of the next 5 years.

(c)                                  Restructuring and integration provisions

Following the acquisition of Corporate Express in October 1999 and subsequent integration, the Company’s office product activities in the US and Europe underwent a restructuring. As explained in item a) Goodwill above, at the time of acquisition, some restructuring and integration provisions were recorded and included in goodwill under Dutch GAAP that did not qualify under US GAAP. As a consequence, some restructuring and integration payments in the years after the acquisition were expensed under US GAAP whereas under Dutch GAAP these payments were deducted from the provisions. In 2002 payments of €9 million were expensed. In 2003, no payments were expensed and the unused portion of €9 million of these provisions was reversed against goodwill as it became clear that no more payments were going to be made.

This item also includes redundancy payments to former USOP employees of €2 million in 2002 which were expensed under US GAAP and for which under Dutch GAAP provisions were recorded at the time of acquisition in 2001 as part of goodwill.

In addition, in 2001 and 2002, the Company introduced additional restructuring plans for its office products operations in North America and Europe as well as its former papermerchanting operations in Europe. As of January 1, 2001 Dutch GAAP was substantially similar to US GAAP with regard to recording provisions for restructuring plans except that Dutch GAAP required the plan to be communicated by the publication date of the Financial Statements and under US GAAP the plan had to be communicated by the balance sheet date. As of January 1, 2003 under US GAAP a provision for a cost associated with an exit or disposal activity can only be recognized in the period in which the liability is incurred and should be measured at fair value. Under Dutch GAAP an accrual of €45 million was recorded in 2001 in connection with these restructuring plans (for the continuing and discontinued operations) of which €10 million did not qualify for US GAAP for recognition in 2001 and was expensed under US GAAP in 2002. In 2002, Buhrmann accrued €60 million under Dutch GAAP for additional restructuring plans and €51 million for non-cash write-offs on IT, distribution infrastructure and some other assets. Under US GAAP, €28 million of this accrual, mainly related to the restructuring plans, did not qualify for recognition in 2002 and as a consequence was expensed in 2003.

Furthermore, adjustments of €2 million to the 2002 restructuring plans which were recorded under Dutch GAAP in 2003 were under US GAAP already recorded in 2002. In addition, at the end of 2003, a reassessment was made of the accruals for the 2002 restructuring plans which resulted in an additional accrual of €6 million in the Office Products North America Division (mainly as a result of a reassessment of lease obligations for vacant properties offset by reduced redundancy costs and continuing usage of properties), of €3 million in the Office Products Europe Division (mainly for an additional reduction in the workforce of 135 employees) and of €1 million in the Graphic Systems Division, both under Dutch GAAP and US GAAP.

The movements in the restructuring provisions in 2004 under US GAAP were as follows (in millions of €):

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of €)
Balance at December 31, 2003	15	—	8	23
Set-up/finalization	1	—	7	8
Cash utilization	(6)	—	(9)	(15)
Reclassification	—	—	3	3
Currency translation	(1)	—	—	(1)
Balance at December 31, 2004	9	—	9	18

The movements in the integration provisions in 2004 under US GAAP were as follows (in millions of €) :

	Employee costs	Write-down of assets	Lease termination and other closing costs	Total
	(in millions of €)
Balance at December 31, 2003	3	2	6	11
Cash utilization	—	—	(2)	(2)
Transfer to assets		(2)	—	(2)
Reclassification	(3)	—	(1)	(4)
Balance at December 31, 2004	—	—	3	3

(d)                                  Derivatives

This item relates to interest rate swaps which under US GAAP are valued at fair value. The interest rate swaps were entered into to hedge variable rate debt to fixed rate. Currency swaps are also valued at fair value under US GAAP based on forward rates whereas the valuation under Dutch GAAP is based on spot rates. The valuation of the currency swaps under US GAAP approximates the valuation under Dutch GAAP and therefore no reconciling item was recorded in 2004, 2003 or 2002.

In 2004, there was a gain of €3 million due to hedge ineffectiveness on interest rate swaps for which hedge accounting was applied and a €3 million loss on swaps for which no hedge accounting was applied.

The €7 million gain under US GAAP in 2003 consists of a gain of €3 million due to hedge ineffectiveness on interest rate swaps for which hedge accounting was applied, a gain of €1 million on interest rate swaps for which no hedge accounting was applied and also a gain of € 3 million for the difference between Dutch GAAP and US GAAP in the cost of settlement of interest rate swaps (see Note 8). Under US GAAP, certain of these settled interest rate swaps had already been recorded at their fair value in previous years, with changes in the fair value recorded in net results because hedge accounting was not applied. Under Dutch GAAP, these interest rate swaps were not adjusted for changes in the fair value, as a result of which the loss on settlement was higher under Dutch GAAP than under US GAAP.

In 2002, the €7 million loss under US GAAP consists of a loss of €5 million due to hedge ineffectiveness on interest rate swaps for which hedge accounting was applied and a loss of €2 million on interest rate swaps for which no hedge accounting was applied.

The amount of €3 million negative in Accumulated Other Comprehensive Income at December 31, 2004 and €8 million negative at December 31, 2003 is the fair value of interest rate swaps for which hedge accounting is applied as they are designated as cash flow hedges as defined under SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”. The reduction of Group Equity under US GAAP of € 2 million at December 31, 2004 and December 31, 2003 is the fair value of the interest rate swaps for which no hedge accounting was applied. In 2004, a gain of €5 million was recorded as an addition to Other Comprehensive Income relating to interest rate swaps for which hedge accounting is applied. In 2003, a gain of €60 million was recorded as an addition to Other Comprehensive Income of which €36 million relates to settlement of interest rate swaps. In 2002, an amount of € 16 million was recorded as a reduction to Other Comprehensive Income. The amount of €3 million negative recorded in Accumulated Other Comprehensive Income at December 31, 2004 will affect earnings when the variable rate interest for the periods being hedged affect earnings. An amount of €1 million is expected to be reclassified to earnings in 2005.

All amounts stated above are before taxes.

(e)                                  Pension

Buhrmann sponsors pension plans in accordance with legal requirements and local customs. Substantially all of Buhrmann’s employees in Europe are covered by defined benefit plans. For most of its employees in the United States, Canada and Australia, Buhrmann sponsors defined contribution plans. In addition, Buhrmann has some, relatively small, defined benefit plans in the United States of which the benefits were frozen as of January 1, 1998.

The benefits are in general based on years of service and average salary.

The defined benefit plans in the Netherlands and some foreign defined benefit plans are funded with plan assets which have been segregated and restricted in trusts. Contributions are made by Buhrmann, as necessary, to provide assets sufficient to meet benefit obligations in accordance with, among others, legal requirements and financing agreements with these trusts. When defined benefit plans are unfunded, Buhrmann recognizes a provision for the benefit obligation.

In 2003, curtailment or settlement of a number of defined benefit plans occurred mainly in the United Kingdom and the Netherlands in connection with the sale of the Paper Merchanting Division.

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

This method significantly differs from the accounting under Dutch GAAP, whereby contributions paid for defined benefit plans are expensed when incurred and provisions are recorded for past-service premiums falling due in the future, at their present value, as well as additional contributions to be made in the future to meet local minimum funding requirements.

Information required to be disclosed in accordance with US GAAP for the Dutch and foreign defined benefit plans is set forth below (in millions of €, unless stated otherwise). This information includes the funded and unfunded defined benefit plans of the continuing and discontinued operations.

	Dutch plans			Foreign plans			Total
	2004	2003	2002	2004	2003	2002	2004	2003	2002

Net periodic pension cost
Service cost	(8)	(10)	(7)	(2)	(4)	(7)	(10)	(14)	(14)
Interest cost	(32)	(31)	(32)	(4)	(9)	(9)	(36)	(40)	(41)
Expected return on plan assets	47	45	54	3	6	6	50	51	60
Settlement/curtailment gain	—	3	1	—	2	—	6	5	1
Net amortization and deferral and other expenses	6	3	4	(1)	(4)	(2)	(1)	(1)	2
Net periodic pension costs under US GAAP	13	10	20	(4)	(9)	(12)	9	1	8

In 2003, Buhrmann recognized €5 million in pretax settlement and curtailment gains under US GAAP in connection with the sale of the Paper Merchanting Division. This gain was €7 million under Dutch GAAP. The difference is included in sale of the Paper Merchanting Division in the reconciliation of net result as discussed under item i) below.

Costs related to defined contributions plans were €17 million in 2004, €20 million in 2003 and €18 million in 2002.

	Dutch plans		Foreign plans		Total
	2004	2003	2004	2003	2004	2003

Change in projected benefit obligation
Benefit obligation at beginning of year	(578)	(569)	(38)	(187)	(616)	(756)
Service cost	(8)	(10)	(2)	(5)	(10)	(15)
Interest cost	(32)	(31)	(4)	(9)	(36)	(40)
Plan participant’s contributions	—	(1)	—	(2)	—	(3)
Actuarial gain/(loss)	(47)	(5)	(28)	(2)	(75)	(7)
Benefits paid	31	28	4	4	35	32
Curtailment/settlenment	—	10	—	153	—	163
Currency translation adjustments		—	1	—	1
Other	—	—	(8)	10	(8)	10
Projected benefit obligation at end of year	(634)	(578)	(75)	(38)	(709)	(616)

	Dutch plans		Foreign plans		Total
	2004	2003	2004	2003	2004	2003

Change in plan assets
Fair value of plan assets at beginning of year	688	640	27	107	715	747
Actual return on plan assets	68	70	3	9	71	79
Employer’s contribution	3	5	4	6	7	11
Plan participants’ contributions	—	1	—	2	—	3
Actuarial gain/(loss)	—	—	13	—	13	—
Benefits paid	(31)	(28)	(3)	(4)	(34)	(32)
Curtailment/settlement	—	—	—	(85)	—	(85)
Currency translation adjustments	—	—	(1)	—	(1)
Other	6	—	—	(8)	6	(8)
Fair value of plan assets at end of year	734	688	43	27	777	715

	Dutch plans		Foreign plans		Total
	2004	2003	2004	2003	2004	2003

Funded Status	100	110	(32)	(11)	68	99
Unrecognized prior service cost	—	(1)	—	—	—	(1)
Unrecognized net actuarial (gain)/loss	102	79	25	13	127	92
Other pension arrangements	(5)	(6)	—	(13)	(5)	(19)
Prepaid/(accrued) benefit cost	197	187	(7)	(16)	190	171

	Dutch plans		Foreign plans		Total
	2004	2003	2004	2003	2004	2003

Additional minimum liability at end of year	—	—	18	9	18	9
Intangible asset	—	—	—	—	—	—
Reduction to equity	—	—	18	9	18	9

Under US GAAP, Buhrmann recorded a minimum pension liability for the actuarial present value of accumulated benefits that exceeded plan assets. The accrued additional minimum pension liability at December 31, 2004 and 2003 was €18 million and €9 million, respectively.

	Dutch plans		Foreign plans		Total
	2004	2003	2004	2003	2004	2003

Accumulated benefit obligation at end of year	619	559	67	36	686	595

	Dutch plans		Foreign plans		Total
	2004	2003	2004	2003	2004	2003

Projected benefit obligation exceeds fair value of plan assets:
Benefit obligation	(2)	(1)	(75)	(38)	(77)	(39)
Plan assets		—	43	27	43	27
Accumulated benefit obligation exceeds fair value of plan assets:
Benefit obligation	(2)	(1)	(67)	(36)	(69)	(37)
Plan assets	—	—	43	27	43	27

The pension benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows (in millions of €):

	Dutch plans	Foreign plans	Total
2005	33	2	35
2006	32	2	34
2007	32	2	34
2008	33	3	36
2009	34	3	37
2010-2014	179	15	194

33.                               Summary of differences between generally accepted accounting principles in the Netherlands and generally accepted accounting principles in the United States and related disclosures

The weighted average asset allocation of the funded defined benefit plans at December 31, 2004 and 2003 and target allocation for the year 2005 are as follows:

	Dutch plans			Foreign plans
	Target 2005	Allocation 2004	Allocation 2003	Target 2005	Allocation 2004	Allocation 2003
Asset category:
Equity Securities	30%	33%	28%	70%	71%	74%
Debt Securities	60%	58%	61%	2%	2%	—
Real Estate	10%	9%	11%		—	—
Cash	—	—	—	—	1%	—
Other (including insurance contracts)	—	—	—	28%	26%	26%

The assumptions used to measure net periodic pension cost were as follows:

	Dutch plans			Foreign Plans
	2004	2003	2002	2004	2003	2002
Discount rate	5.5%	5.5%	5.5%	5.7%	5.9%	5.6%
Expected return on plan assets	7.0%	7.0%	7.0%	7.8%	8.4%	6.8%
Rate of compensation increase	3.0%	3.0%	3.0%	3.5%	3.4%	3.5%
Increase of state pension	2.0%	2.0%	2.0%	2.5%	2.4%	2.4%
Pension increases	2.0%	2.0%	2.0%	2.5%	2.4%	2.4%

The assumptions used to measure the projected benefit obligation were as follows:

	Dutch plans			Foreign Plans
	2004	2003	2002	2004	2003	2002
Discount rate	4.9%	5.5%	5.5%	5.4%	5.9%	5.6%
Rate of compensation increase	3.0%	3.0%	3.0%	3.4%	3.4%	3.5%
Increase of state pension	2.0%	2.0%	2.0%	2.3%	2.4%	2.4%
Pension increases	2.0%	2.0%	2.0%	2.3%	2.4%	2.4%

In estimating expected return on plan assets, appropriate consideration is taken into account of historical performance for the major asset classes held or anticipated to be held by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

The goal of the Dutch pension trust’s investment policies is to reach an optimum between maximum return on plan assets, minimum and stable contributions to the plan, to grant a full indexation of the benefits and to maintain a sufficient funding level. Investments in debt securities are only made when they bear fixed interest. The policy is to hedge 50% of the currency risks related to investments in equity securities and in real estate which are denominated in other currencies than the €. Currency risks related to investments in debt securities in currencies other than the € are in principle completely hedged.

Derivatives are only used to minimize financial market risk exposures such as currency risks. No speculative positions are entered into.

(f)                                    Financing fees

This item relates to a difference in amortization and impairment methods used under Dutch GAAP and US GAAP.

When repayments of long-term debt are made, a portion of the related fees may need to be written off so that the amount of unamortized fees is commensurate with the amount of debt remaining. Additionally, fees may be treated differently due to differences in Dutch GAAP and US GAAP treatment of refinancing transactions. In 2002, a write-off of capitalized financing fees relating to the Term Loans under the Senior Credit Facility entered into in 1999 was recorded which was €3 million lower under US GAAP. In 2003, certain fees relating to the new Senior Credit Facility entered into in 2003 amounting to €12 million are capitalized under Dutch GAAP, but they are treated as costs to extinguish the loans under the old Senior Credit Facility under US GAAP and therefore expensed. Additionally, the impairment of the financing fees in 2003 relating to the Revolver under the old Senior Credit Facility was €3 million lower under US GAAP whereas the impairment of the financing fees related to the Term Loans under the old Senior Credit Facility was €3 million higher under US GAAP. The net impact of these differences is a lower amount of capitalized financing fees under US GAAP of €9 million at December 31, 2003.

In 2004, there was a €2 million lower amortization charge under US GAAP which is the net effect of lower capitalized financing fees and amortization on the basis of effective constant yield under US GAAP compared to linear amortization under Dutch GAAP. The net effect of the items mentioned above was a lower amount of capitalized financing fees under US GAAP of €7 million at December 31, 2004.

(g)                                 Revenue recognition

As of January 1, 2003, this item relates primarily to sales of graphic machines sold to customers and financed by external financing companies and for which repurchase guarantees exist. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann. Under US GAAP, Buhrmann recognizes revenue from these types of sales only when the right of recourse has ended, which is generally 5 years from the date of sale.

Before January 1, 2003, this item also included differences in the recognition of sales of graphic machines without repurchase commitments because under Dutch GAAP these sales were in general recognized at delivery and under US GAAP after installation of the machines and/or after completion of all performance obligations. As of January 1, 2003, also under Dutch GAAP these sales are recognized after installation of the machines and/or after completion of all performance obligations.

(h)                                 Catalog contributions

As of January 1, 2003, for US GAAP purposes only, Buhrmann adopted Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor”. This guidance primarily affects our accounting for catalog contributions received from vendors. Before January 1, 2003, catalog contributions were recognized as income over the life of the related catalog both under US GAAP and Dutch GAAP and there was no relationship with inventories. Under EITF No. 02-16, there is a presumption that amounts received from vendors should be considered a reduction of inventory costs. This presumption can be overcome if certain restrictive provisions are met. For US GAAP purposes only, Buhrmann adopted a policy of considering all catalog contributions to be a reduction of inventory cost because the administrative cost of tracking the related expenses of producing the catalog, to determine whether Buhrmann meets the restrictive conditions required by Issue No. 02-16, would exceed the benefit.

The adoption of EITF No. 02-16 resulted in a reduction of inventory and an accrual for catalog contributions received in advance, predominantly in the Office Products North America Division, under US GAAP compared to Dutch GAAP. To record the initial amount at January 1, 2003 of catalog contributions as a reduction of inventory and the accrual for catalog contributions received in advance, Buhrmann recorded a cumulative effect adjustment under US GAAP of €48 million (€29 million after tax). The impact of the new accounting method decreased cost of goods sold in 2004 under US GAAP by €1 million and decreased cost of goods sold in 2003 by €5 million under US GAAP.

(i)                                    Sale Paper Merchanting Division

The loss on the sale of the Paper Merchanting Division in 2003 is higher under US GAAP mainly due to the write-off of €104 million of capitalized goodwill under US GAAP which was written-off directly from Group equity under Dutch GAAP prior to January 1, 1997. The recognition under US GAAP of translation adjustments relating to the Paper Merchanting Division which were recorded directly in Group equity in previous years, resulted in a loss of €26 million net of taxes. Furthermore, the effect of this sale on the curtailment of pensions resulted in an additional loss of € 2 million under US GAAP.

(j)                                    Deferred lease

This item relates to lease of distribution facilities, equipment and offices under operating leases. Under US GAAP, these lease payments are recognized as an expense on a straight-line basis whereas under Dutch GAAP lease payments were usually expensed when incurred.

(k)                                Other

This category of reconciling items is other, individually insignificant, US GAAP adjustments related to subsidiaries of the Company.

(l)                                    Deferred taxes

Under Dutch GAAP, the Company recorded valuation allowances on deferred tax assets for operating loss carry-forwards. Under US GAAP, of these valuation allowances, €29 million at December 31, 2004 and €57 million at December 31, 2003 did not qualify. The effect on net result under US GAAP was a loss of €29 million in 2004, €77 million in 2003, of which €1 million is recorded as part of the result on the sale of the Paper Merchanting Division, and €4 million in 2002.

The loss of €77 million in 2003 is mainly due to a reduction of operating loss carry-forwards due to a profit on an intercompany transaction. As a result, valuation allowances on deferred tax assets for operating loss carry-forwards which were recorded under Dutch GAAP in previous years were no longer deemed necessary. As these valuation allowances were not recorded under US GAAP, a tax expense of €85 million was recorded under US GAAP in 2003.

Furthermore, deferred taxes on US GAAP adjustments negatively affected Group equity under US GAAP in the amount of €31 million at December 31, 2004 and €29 million at December 31, 2003. The effect on net result under US GAAP was a loss of €1 million in 2004 and a gain of €2 million in 2003 which includes a gain of €10 million in 2003 recorded as part of the result on the sale of the Paper Merchanting Division. In addition, in 2004, an income tax expense of €1 related to the valuation of derivatives and an income tax gain of €2 million related to the valuation of pensions was recorded directly in Group equity as part of Accumulated Other Comprehensive Income. In 2002, the effect on net result of deferred taxes on US GAAP adjustments was a loss of €3 million.

The components of deferred tax under US GAAP are as follows (in millions of €):

	December 31
	2004	2003
Deferred tax assets:
Derivatives	2	4
Catalog contributions	12	14
Tax loss carry-forwards	424	420
Other	77	73
Nominal deferred tax asset	515	511
Valuation allowances	(123)	(55)
Deferred tax asset	392	456

Current	63	32
Non current	329	424
Deferred tax asset	392	456

Deferred tax liabilities:
Fixed assets	(73)	(115)
Pension	(59)	(62)
Other	(36)	(62)
Deferred liabilities	(168)	(239)

Current	(4)	(9)
Non current	(164)	(230)
Deferred liabilities	(168)	(239)

Total tax income or (expense) under US GAAP for the continuing and discontinued operations is as follows (in millions of €):

	2004	2003	2002

Current	(23)	(17)	(18)

Deferred:
Benefits operating loss carry-forwards	37	(15)	(8)
Adjustments to deferred taxes for enacted changes in tax laws or a change in the tax status	6	0	(3)
Adjustments in the valuation allowances due to change in judgment about realizability	(16)	3	29
All other deferred tax items	(1)	28	4
Total deferred	26	16	22

Total income taxes	3	(1)	4

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

The extent to which the reconciling items between Dutch GAAP and US GAAP relate to the Paper Merchanting Division is summarized below (in millions of €):

Impact on net result

	2003	2002
Goodwill amortization	2	4
Goodwill impairment	—	(72)
Restructuring and integration provisions	(17)	17
Pensions	(3)	(2)
Sale Paper Merchanting Division	(132)	—
Deferred taxes	1	1
Total	(149)	(52)

In 2002, under Dutch GAAP, certain non-recurring items were classified as extraordinary income or expenses. The income statement presented in the US GAAP format would result in a reclassification of these extraordinary items to operating result or result from operations, as these items are neither unusual nor infrequent according to the US GAAP definition.

Operating result, result from continuing operations, result from discontinued operations, result on disposal of discontinued operations and net result under US GAAP are as follows (in millions of €):

	2004	2003	2002

Operating result	213	182	(718)

Result from continuing operations	104	(59)	(849)
Result from discontinued operations	—	1	(92)
Result on sale of discontinued operations	4	(250)	—
Net result before cumulative effect of change in accounting principle	108	(308)	(941)
Cumulative effect of change in accounting principle	—	(29)	—
Net result	108	(337)	(941)

Result from discontinued operations and result on the sale of discontinued operations in the table above only includes the Paper Merchanting Division. The result on the sale of discontinued operations in 2004 includes a € 4 million gain due to the release of the provision for warranties which was recorded in 2003 as part of the result on the sale of the Paper Merchanting Division. Under Dutch GAAP this amount is recorded as part of net result from operations.

Result from discontinued operations includes an income tax loss of € 15 million in 2003 and €11 million in 2002.

The result on the sale of the Paper Merchanting Division under US GAAP recorded in 2003 is summarized as follows (in millions of €):

Initial consideration	706
less:
Net debt and cash adjustment	(6)
Other purchase price adjustments	(63)
Net	637

Net equity value Paper Merchanting Division as at October 31, 2003:
Shareholders’ equity (net)	633
Goodwill	201
Net debt and cash	(6)
828

Book result	(191)
Realized translation adjustments, net of taxes	(26)
Transaction fees	(15)
Warranties	(18)
Total result (loss)	(250)

Liabilities of discontinued operations and other divested companies to be retained by the Company as of December 31, 2004 amounted to €21 million (2003: €35 million) which is included in the Company’s Consolidated Balance Sheet.

Consolidated Statement of Cash Flows under US GAAP presentation

As permitted under Dutch GAAP, changes in liquid funds (cash and deposits) include changes in bank overdrafts. Under US GAAP changes in bank overdrafts should be included in financing activities.

Under US GAAP, costs related to the integration of group companies are expensed as incurred and are classified within operating activities, whereas under Dutch GAAP, payments for these costs are included within investing activities.

The following cash flow disclosures are provided to quantify the significant differences between the Consolidated Statement of Cash Flows as presented under Dutch GAAP and cash flow statements that would be required under US GAAP (in millions of €):

	2004	2003	2002
Net result	108	(337)	(941)
Adjustments to reconcile net result to cash flows from operating activities:
Cumulative effect of change in accounting principle	—	48	—
Result on disposal of discontinued operations	(4)	244	—
Minority interests	17	12	12
Result from participations and other financial results	(2)	(10)	(16)
Non-cash tax expense (income)	(26)	(21)	(20)
Non-cash financing costs	40	128	19
Depreciation, amortization and impairment	89	159	1,131
Addition to/(release of) provisions	8	26	96
Accrued pension costs	(19)	(8)	(27)
Decrease in working capital (see below)	38	65	55
Payments related to integration of acquisitions and restructuring	(33)	(50)	(134)
Other financial income	—	18	—
Other payments and receivables	4	(9)	(7)
Net cash provided by operating activities from continuing and discontinued operations	220	265	168
Net cash provided by (used in) investing activities	(79)	552	(48)
Net cash used in financing activities (see below)	(126)	(685)	(182)
(Decrease)/increase in cash and deposits	15	132	(62)

Decrease in working capital:
(Increase)/decrease inventories	(17)	1	13
(Increase)/decrease accounts receivable	(19)	109	195
Increase/(decrease) accounts payable	50	(43)	(172)
(Increase)/decrease other receivables and liabilities	24	(2)	19
	38	65	55

Net cash used in investing activities:

Proceeds from the sale of tangible fixed assets and internally used software were insignificant in the years ended December 31, 2004, 2003 and 2002.

	2004	2003	2002
Net cash provided by financing activities (in millions of €):
Dividend payments	(11)	(9)	(25)
Payment to minority shareholders	(8)	(7)	(5)
Paid financing fees and tender premiums	(39)	(25)	(16)
Settlement of interest rate swaps	—	(40)	—
Proceeds from issuance of Subordinated Convertible Bond	—	114	—
Proceeds from issuance of 2014 Notes	116	—	—
Drawn long-term debt	—	440	—
Repayment of long-term debt	(184)	(1,158)	(136)
	(126)	(685)	(182)

Non-cash investing activities (in millions of €):
Net assets and liabilities disposed of in sale of a discontinued operation	—	625	—

Supplemental cash flow information (in millions of €):
Interest paid	62	134	184

Profit tax paid	22	22	16

Earnings per share under US GAAP

Basic earnings per share are computed by dividing result after deduction of dividend on Preference Shares by the weighted average number of Ordinary Shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A and C of €37 million, €33 million and €32 million in 2004, 2003 and 2002 respectively, were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the exercise price during the financial year.

The computation of basic and fully diluted earnings per Ordinary Share under US GAAP is as follows (in millions of €, unless otherwise indicated):

	2004	2003	2002
Computation basic earnings per share
Net result	108	(337)	(941)
Less dividends on Preference Shares A and C	(37)	(33)	(32)
Net result after deduction of dividend on Preference Shares	71	(370)	(973)
Cumulative effect of change in accounting principle	—	29	—
Net result before cumulative effect of change in accounting principle after deduction of dividend on Preference Shares	71	(341)	(973)
Discontinued operations	(4)	249	92
Result from continuing operations after deduction of dividend on Preference Shares	67	(92)	(881)

Weighted average number of Ordinary Shares outstanding (in thousands)	137,059	134,653	131,818

Basic earnings per share (in euro)
Result from continuing operations	0.49	(0.68)	(6.68)
Discontinued operations	0.03	(1.85)	(0.71)
Net result before cumulative effect of change in accounting principle	0.52	(2.53)	(7.38)
Cumulative effect of change in accounting principle	—	(0.22)	—
Net result	0.52	(2.75)	(7.38)

Computation fully diluted earnings per share
Net result	108
Add-back: interest Subordinated Convertible Bond	2
Less dividends on Preference Shares A and C	(37)
Net result after deduction of dividend on Preference Shares	73
Cumulative effect of change in accounting principle	—
Net result before cumulative effect of change in accounting principle after deduction of dividend on Preference Shares	73
Discontinued operations	(4)
Result from continuing operations after deduction of dividend on Preference Shares	69

Weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands)	151,582

Fully diluted earnings per share (in euro)
Result from continuing operations	0.45
Discontinued operations	0.03
Net result before cumulative effect of change in accounting principle	0.48
Net result	0.48

2004
Computation weighted average number of Ordinary Shares outstanding on fully diluted basis (in thousands):
Weighted average number of Ordinary Shares outstanding	137,059
Conversion of Subordinated Convertible Bond	13,669
Conversion of Preference Shares C	—
Exercise of Share Option Rights	854
151,582

In 2003 and 2002, basic and fully diluted earnings per share are equal as the conversion of the Subordinated Convertible Bond, the Preference Shares C and the option rights exercisable would have an anti-dilutive effect on earnings per Ordinary Share. In 2004, the conversion of Preference Shares C would have an anti-dilutive effect.

The number of Ordinary Shares that would arise after conversion of the Subordinated Convertible Bond was 13.7 million at December 31, 2004 and December 31, 2003 (see Note 14). The annual interest on the Subordinated Convertible Bond is €2 million before and after tax.

The number of Ordinary Shares that would arise after conversion of the Preference shares C at December 31, 2004, 2003 and 2002 was 37.9 million, 35.7 million and 23.2 million respectively. The dividend on Preference Shares C was €26 million, €22 million and € 21 million for 2004, 2003 and 2002 respectively (see Note 14).

The number of Ordinary Shares that would arise after exercise of the option rights at December 31, 2004 and 2003 was 0.9 million and 0.7 million respectively (see Note 14) and none at December 31, 2002.

Stock Options

Buhrmann operates a Share Option Plan, the “Buhrmann Incentive Plan”. The options have a term of seven years and vest after three years. The Buhrmann Incentive Plan up to and including 2003 did not apply performance conditions to either the grant or the vesting of the options. The exercise price for option rights granted is the closing price of Buhrmann ordinary shares on the first trading on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice.

At the Annual General Shareholders’ meeting held on April 29, 2004, shareholders approved the adoption of a new share option plan. Pursuant to this New Buhrmann Incentive Plan, the number of options granted to eligible employees and the vesting of the options granted will be dependent on the performance of the Company relative to a peer group as measured over a three-year period. The maximum number of options authorized for the 2004 grant under the New Buhrmann Incentive Plan was 1,708,649, representing 1.25% of the total number of Ordinary Shares outstanding as of May 3, 2004, the date of the option grant. The number of options vesting may be increased up to 2.5% if, as a result of the Company’s performance relative to the peer group, more than 100% of the granted options vest.

For details about Buhrmann Share Option Plan, see Note 26 of the Consolidated Financial Statements.

Below are additional disclosures required under US GAAP.

The movements in the outstanding number of options and weighted average exercise price are shown in the table below. Each option gives right to one Buhrmann Ordinary Share.

	Buhrmann Incentive Plan		New Buhrmann Incentive Plan
	Number of options	Weighted average exercise price per option in €	Number of options	Weighted average exercise price per option in €
Balance at December 31, 2001	2,876,910	21.44
Options granted	1,563,928	13.75
Options exercised	—	—
Options expired	(191,650)	16.74
Options forfeited	(313,077)	19.20
Balance at December 31, 2002	3,936,111	18.79
Options granted	1,575,000	2.87
Options exercised	—	—
Options expired	—	—
Options forfeited	(464,413)	14.93
Balance at December 31, 2003	5,046,698	14.18
Options granted	—		1,708,649	7.79
Options exercised			—	—
Options expired	(416,500)	15.61	—	—
Options forfeited	(183,983)	14.36	(100,623)	7.79
Balance at December 31, 2004	4,446,215	14.04	1,608,026	7.79

The total of options exercisable at the end of the year are:

	Buhrmann Incentive Plan
	Number of options	Weighted average exercise price per option in €
2002	459,500	15.61
2003	1,235,638	23.45
2004	1,707,922	23.50

The weighted average fair values and weighted average exercise prices per option at the date of grant for the options outstanding at December 31 are as follows (in €):

				New Buhrmann Incentive Plan 2004
	Buhrmann Incentive Plan
	2004	2003	2002
Weighted average fair value of options granted with exercise prices equal to the market value of the share at the date of grant	5.63	5.51	7.35	2.54
Weighted average exercise price of options granted with exercise prices equal to the market value of the share at the date of grant	13.26	13.48	18.12	7.79
Weighted average fair value of options granted with exercise prices above the market value of the share at the date of grant	8.19	7.89	8.65	—
Weighted average exercise price of options granted with exercise prices above the market value of the share at the date of grant	25.36	24.91	27.42	—

The following table summarizes information about options outstanding at December 31, 2004:

	Options outstanding			Options exercisable
	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price per option in €	Number of options	Weighted average remaining contractual life (in years)	Weighted average exercise price per option in €
Range of exercise price in €
2.85-3.80	1,414,700	5.34	2.87	—	—	—
13.69-19.61	2,153,866	1.94	16.02	830,273	1.30	19.61
24.52-32.94	877,649	0.40	27.17	877,649	0.40	27.17
Total	4,446,215	2.72	14.04	1,707,922	0.84	23.50

At December 31, 2004, a total number of 1,608,026 options were outstanding under the New Buhrmann Incentive Plan at an exercise price of €7.79 and a remaining contractual life of 6.34 years, none of which were exercisable at that date.

If the Company had elected to recognize compensation expense based on the fair value of all stock options at grant date in accordance with SFAS 123, “Accounting for Stock Based Compensation”, compensation expense of € 5 million for the year ended December 31, 2004, €5 million for the year ended December 31, 2003 and €6 million for the year ended December 31, 2002 would have been recorded. For assumptions used in calculating fair values, see Note 26.

Net result would have been reduced to the pro forma amounts indicated below:

	2004	2003	2002
	(in millions of €, except per share data)
US GAAP net result:
As reported	108	(337)	(941)
Pro forma	103	(342)	(947)
US GAAP basic earnings per share:
As reported	0.52	(2.75)	(7.38)
Pro forma	0.48	(2.79)	(7.43)
US GAAP fully diluted earnings per share:
As reported	0.48	(2.75)	(7.38)
Pro forma	0.45	(2.79)	(7.43)

Consolidated Statements of Comprehensive Income

The calculation of Comprehensive Income is as follows (in millions of €) :

	2004	2003	2002

Net result US GAAP	108	(337)	(941)
Other comprehensive income net of tax:
Foreign currency translation adjustments	(76)	(130)	(246)
Unrealized gains and losses on derivative instruments	4	37	(11)
Minimum pension liability	(7)	29	(35)
Comprehensive Income (Loss)	29	(401)	(1,233)

Foreign currency translation adjustments do not include tax in 2004 (in 2003 a gain of €9 million and in 2002 a gain of €25 million). Unrealized gains and losses on derivative instruments includes a tax expense of €1 million in 2004 (in 2003 a tax expense of €23 million and in 2002 a tax benefit of €5 million). Minimum pension liability in 2004 includes a tax benefit of €2 million (in 2003 a tax expense of €11 million and in 2002 a tax benefit of €16 million).

The balance of Accumulated Other Comprehensive Income (after tax) is as follows (in millions of €):

	Total	Foreign currency translation adjustments	Unrealized gains and losses on derivative instruments	Minimum pension liability
Balance at December 31, 2001	80	111	(31)	—
Other Comprehensive Income (loss)	(292)	(246)	(11)	(35)
Balance at December 31, 2002	(212)	(135)	(42)	(35)
Other Comprehensive Income (loss)	(63)	(129)	37	29
Balance at December 31, 2003	(275)	(264)	(5)	(6)
Other Comprehensive Income (loss)	(79)	(76)	4	(7)
Balance at December 31, 2004	(354)	(340)	(1)	(13)

The Accumulated Other Comprehensive Income at December 31, 2004 is net of €26 million taxes on foreign currency translation adjustments, €1 million taxes on unrealized gains and losses on derivative instruments and €5 million taxes on minimum pension liability.

Group equity

The movements in group equity under US GAAP are as follows (in millions of €) :

	Year ended December 31
	2004	2003	2002
Group equity beginning of the year	1,504	1,910	3,157
Dividend Ordinary Shares	(4)	(4)	(10)
Share issue	5	6	—
Net result under US GAAP	108	(337)	(941)
Dividend Preference Shares A	(11)	(11)	(11)
Consolidation/deconsolidation	—	(2)	—
Dividend payment to third parties	(8)	(7)	(5)
Minority share in net result	17	12	12
Minority share in translation adjustments	(2)	—	—
Other comprehensive income (loss)	(79)	(63)	(292)
Group equity end of the year	1,530	1,504	1,910

Under Dutch GAAP, the disclosure threshold for contingent assets is substantially lower than under U.S. GAAP. Under U.S. GAAP, contingent assets are disclosed when it is probable that an inflow of economic benefits will be realized and the amounts are estimable. In practice, contingent assets are not disclosed until the amount and timing of the inflow is known to the enterprise (e.g., there is a firm commitment from the counter party). Accordingly, the contingent asset related to the proceedings against PricewaterhouseCoopers, France disclosed in Note 30, would not be disclosed under U.S. GAAP given the uncertainty as to its realization and timing of realization, if at all.

Operating lease commitments

The Company leases certain distribution facilities, equipment and offices under non-cancelable operating leases. Future minimum lease payments under all non-cancelable operating leases at December 31, 2004 are as follows (in millions of €):

Year ended December 31,
2004	76
2005	62
2006	52
2007	43
2008	33
Thereafter	122
Total	388

Certain of these distribution facilities and offices are subleased by the Company. Income to be received from these subleases is deducted from the amounts in the table above. Lease expenses for non-cancelable operating leases for distribution facilities, equipment and offices charged to the income statement for the continuing and discontinued operations during the periods ended December 31, 2004, 2003 and 2002 were €89 million, € 111 million and €126 million respectively. Income from subleases was €1million, €3 million and €4 million respectively for the years ended December 31, 2004, 2003 and 2002.

Advertising costs

Advertising costs (net) of the continuing and discontinued operations during the years ended December 31, 2004, 2003 and 2002 were €10 million, €14 million and €18 million respectively.

Provision for product warranties

The provision for product warranties relates to potential liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not expired yet. The additions charged to result only relate to warranties issued during 2004 and are calculated as a percentage of net sales. This percentage is based on past experience.

The movements in this provision for the continuing and discontinued operations were as follows (in millions of €):

Balance at December 31, 2003	3
Payments	(2)
Additions	2
Balance at December 31, 2004	3

Variable Interest Entities

FASB Interpretation No. 46 (FIN 46)  “Consolidation of Variable Interest Entities” requires certain disclosures of variable interest entities and, as of January 1, 2003, the consolidation of certain of these variable interest entities.

Buhrmann has determined that at December 31, 2004 it had a variable interest in Silver Securitisation B.V., Silver Funding Ltd and Rheingold Securitisation Ltd which facilitate the accounts receivable securitization program described below. Aside from the accounts receivable and liabilities in connection with the accounts receivable securitization program that are included in Buhrmann’s Consolidated Balance Sheet, these entities do not have other significant assets or liabilities. Buhrmann has also determined that at December 31, 2004 it had a variable interest in Faison Inc. which sells office products mainly to government institutions in the United States. The consolidation of this entity would not have had a material impact on net result or Group equity under US GAAP.

The transactions relating to the accounts receivable securitization program are as follows:

The Buhrmann operating companies in the Netherlands and the United States that sell their accounts receivable into Buhrmann’s securitization program are called the Originators. The Dutch Originators sell their receivables on a true sale basis to the European Receivables Warehouse: Buhrmann Silver SA. Buhrmann Silver SA (a wholly owned Buhrmann subsidiary) sells the receivables onward to the European Master Purchaser Silver Securitisation BV. Silver Securitisation BV is a separate company of which the shares are held by a Stichting (Dutch Foundation) which is controlled by a board independent from Buhrmann. Silver Securitisation BV holds the European receivables and issues Buhrmann Notes with the receivables as security to the investors in these Notes. Investors in the Notes are Rheingold no 11 Ltd (a Jersey company sponsored by Deutsche Bank AG) as MTN Initial Buhrmann Note Purchaser and Silver Funding Ltd as issuer of the Medium Term Notes (MTN issuer). The shares of Silver Funding are held by the Silver Funding Charitable Trust which is controlled by a board that is independent from Buhrmann.

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

With the Buhrmann Notes and Buhrmann US Notes as collateral, Rheingold no 11 Ltd and Silver Funding Ltd raise funds in the market. Rheingold no 11 issues Commercial Paper (Short Term Notes) through the CP Issuer Rheingold Securitisation Ltd. Silver Funding Ltd has issued Medium Term Notes, which are listed on the Luxembourg Stock Exchange, in US dollars and euro. As the euro denominated notes have the US dollar pool as their primary collateral, the Notes outstanding in euro have been swapped to US dollar until the maturity of the Notes.

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

35.                               New accounting pronouncements

IFRS

From January 1, 2005, all European publicly listed companies are required to report on the basis of International Financial Reporting Standards (IFRS). Buhrmann started preparing for the transition in 2003, aiming to begin external reporting on the basis of IFRS from the 2005 reporting periods onwards. Within the limits of the IFRS framework we strive towards convergence with our US GAAP reporting. There may be substantial differences between the results of operations, cash flows and financial condition Buhrmann reports under Dutch GAAP from the equivalent data Buhrmann would report under IFRS. Some of the accounting standards under IFRS, including their practical implementation, are not yet fully finalized but we expect that the classification as debt of our Preference Shares A and Preference Shares C under IFRS, which are classified as part of shareholders’ equity under Dutch GAAP, will have a material impact.

US GAAP

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs—An Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) must be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal” as stated in ARB No. 43. Additionally, SFAS No. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005. Buhrmann is currently reviewing the impact that adoption of SFAS No. 151 will have on its consolidated results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payments”, which revises SFAS No. 123, “Accounting for Stock-Based Compensation”, and supercedes APB Opinion No. 25, “Accounting for Stock Issued to Employees”. SFAS No. 123 (revised 2004) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values, beginning with the first interim or annual period after June 15, 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123, are no longer an alternative to financial statement recognition. Buhrmann intends to adopt this revised standard from January 1, 2005. Buhrmann is currently reviewing the impact that adoption of SFAS No. 123 (revised 2004) will have on its consolidated results of operations, financial position and cash flows. Buhrmann has not yet determined whether adoption of SFAS No. 123 will result in amounts that are similar to the pro forma disclosures in Note 34.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, “Accounting for Nonmonetary Transactions,” and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for the fiscal periods beginning after June 15, 2005. Buhrmann is currently reviewing the impact that adoption of SFAS No. 153 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

36.                               Valuation and Qualifying accounts

	Balance at the beginning of the period	Charges to costs and expenses	Utilization/ release	Deconsolidation	Charges to other accounts *	Balance at the end of the period
	(in millions of €)
Year ended December 31, 2004
Allowance for doubtful accounts receivable	30	1	(8)	—	—	23
Inventory obsolescence reserve	41	10	(13)	—	(1)	37
Year ended December 31, 2003
Allowance for doubtful accounts receivable	51	10	(9)	(19)	(3)	30
Inventory obsolescence reserve	51	10	(12)	(7)	(1)	41
Year ended December 31, 2002
Allowance for doubtful accounts receivable	58	29	(31)	—	(5)	51
Inventory obsolescence reserve	56	13	(14)	—	(4)	51

*                                         Includes effect of acquisitions and disposals and foreign currency translation adjustments

37.                               Supplemental Guarantor Information

As part of the Senior Credit Facility and Indenture related to the Senior Subordinated Notes, Buhrmann N.V. and certain subsidiaries of Buhrmann N.V. act as guarantors. Presented below is consolidated information for Buhrmann US Inc., the issuer of the debt, Buhrmann N.V., the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann N.V. (listed below), and the non-guarantor subsidiaries of Buhrmann N.V. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann N.V. Pursuant to the Senior Credit Facility and the Indenture related to the Senior Subordinated Notes, Buhrmann N.V. and their subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US Inc.’s debt securities.

Most reconciling items from Dutch GAAP to US GAAP as detailed in Note 34 are related to the operating activities of the guarantors. The US GAAP adjustment to the guarantor column would increase net result for the year 2004 by €42 million and would reduce non-guarantor net result by €14 million (2003: reduction of €42 million and €134 million respectively and 2002: reduction of €167 million and € 186 million respectively). The US GAAP adjustment would increase the guarantor equity at December 31, 2004 by €4 million and would increase non-guarantor equity by €52 million (2003: decrease of € 52 million and increase of €72 million respectively).

GUARANTOR SUBSIDIARIES as of December, 31 2004

a)                                      United States

ASAP Software Express, Inc.

BTOP USA Corp.

BTOPI Holding (U.S.)

Buhrmann Swaps, Inc.

Corporate Express Document & Print Management Inc.

Corporate Express Office Products, Inc.

Corporate Express Philadelphia Real Estate, Inc.

Corporate Express Promotional Marketing, Inc.

Corporate Express of Texas, Inc.

Corporate Express, Inc.

License Technologies Group, Inc.

b)                                      The Netherlands

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

Buhrmann Nederland Holding B.V. (f/k/a Scadisbel B.V.)

Tetterode-Nederland B.V.

Veenman B.V. (f/k/a Corporate Express Document Automatisering B.V.)

Buhrmann Office Products Nederland B.V. (f/k/a Corporate Express Benelux B.V.)

c)                                      Belgium

Buhrmann Europcenter N.V.

d)                                      Luxemburg

Buhrmann Luxembourg S.A.R.L.

Buhrmann N.V. Consolidated Statement of Income December 31, 2004

	Guarantor			Non- guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Net sales	—	—	3,549	1,990		5,539
Costs of trade goods sold	—	—	(2,482)	(1,402)		(3,884)
Other costs of sales	—	—	(98)	(81)		(179)
Total costs of sales	—	—	(2,580)	(1,483)		(4,063)
Added value	—	—	969	507		1,476
Labor costs	—	—	(574)	(315)		(889)
Other operating costs	(1)	—	(171)	(120)		(292)
Exceptional operating results	—	—	(1)	(4)		(5)
Depreciation of tangible fixed assets and software	—	—	(63)	(21)		(84)
Amortization of goodwill	—	—	(43)	(2)		(45)
Total operating costs	(1)	—	(852)	(462)		(1,315)
Operating result	(1)		117	45		161
Net financing costs	114	26	(223)	15		(68)
Exceptional financing costs	(31)	—	(4)	—		(35)
Result from operations before taxes	82	26	(110)	60		58
Taxes on result from operations	(43)	(18)	45	29		13
Exceptional tax results	12	—	1	7		20
Other financial results	—	—	—	—		—
Exceptional other financial results	—	3	(1)	4		6
Results from subsidiaries	(103)	69	—	—	34
Minority interests				(17)		(17)
Net result from operations	(52)	80	(65)	83	34	80
Net result	(52)	80	(65)	83	34	80

Buhrmann N.V. Consolidated Statement of Income December 31, 2003

	Guarantor			Non- guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Net sales			3,882	4,171		8,053
Costs of trade goods sold			(2,742)	(3,191)		(5,933)
Other costs of sales			(100)	(161)		(261)
Exceptional costs of sales				(5)		(5)
Total costs of sales			(2,842)	(3,357)		(6,199)
Added value			1,040	814		1,854
Labor costs			(634)	(503)		(1,137)
Other operating costs	(1)		(184)	(208)		(393)
Exceptional operating results			51	5		56
Depreciation of tangible fixed assets and software			(65)	(39)		(104)
Amortization of goodwill			(47)	(5)		(52)
Impairment of goodwill			(53)	—		(53)
Total operating costs	(1)		(932)	(750)		(1,683)
Operating result	(1)		108	64		171
Net financing costs	135	26	(296)	(26)		(161)
Exceptional financing costs	(67)	2	(31)	—		(96)
Result from operations before taxes	67	28	(219)	38		(86)
Taxes on result from operations	(52)	(13)	92	(35)		(8)
Exceptional tax results	26	(3)	40	13		76
Other financial results				1		1
Exceptional other financial results	—	(32)	(84)	13		(103)
Results from subsidiaries	(136)	(112)	—	—	248	—
Minority interests				(14)		(14)
Exceptional minority interests				2		2
Net result from operations	(95)	(132)	(171)	18	248	(132)
Net result	(95)	(132)	(171)	18	248	(132)

Buhrmann N.V. Consolidated Statement of Income December 31, 2002

	Guarantor			Non- guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Net sales			4,893	5,055		9,948
Costs of trade goods sold			(3,470)	(3,922)		(7,392)
Other costs of sales			(138)	(165)		(303)
Total costs of sales			(3,608)	(4,087)		(7,695)
Added value			1,285	968		2,253
Labor costs			(790)	(540)		(1,330)
Other operating costs	(1)		(225)	(241)		(467)
Depreciation of tangible fixed assets and software			(71)	(43)		(114)
Amortization of goodwill			(50)	(20)		(70)
Impairment of goodwill			(547)	(26)		(573)
Total operating costs	(1)		(1,683)	(870)		(2,554)
Operating result	(1)		(398)	98		(301)
Net financing costs	160	28	(386)	(1)		(199)
Result from operations before taxes	159	28	(784)	97		(500)
Taxes on result from operations	(62)	(9)	3	50		(18)
Other financial results			13	3		16
Results from subsidiaries	(363)	(566)		—	929	—
Minority interests				(12)		(12)
Net result from operations	(266)	(547)	(768)	138	929	(514)
Extraordinary result (after tax)			(33)	(41)		(74)
Extraordinary result subsidiaries	(63)	(41)			104	—
Net result	(329)	(588)	(801)	97	1,033	(588)

Buhrmann N.V. Consolidated Balance Sheet December 31, 2004

	Guarantor			Non- guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Fixed assets
Intangible fixed assets	—	—	1,286	117	—	1,403
Tangible fixed assets	—	—	123	67	—	190
Financial fixed assets	23	3	378	17	(37)	384
	23	3	1,787	201	(37)	1,977
Group participations		1,549			(1,549)	—
Current assets
Inventories of trade goods	—	—	260	162		422
Accounts receivable	—	—	381	350		731
Other receivables	—	—	138	59		197
Cash and deposits	—	—	141	13		154
	—	—	920	584		1,504
Total assets	23	1,552	2,707	785	(1,586)	3,481
Group equity
Ordinary Shares		166				166
Preference Shares		64				64
Additional paid in capital		2,080				2,080
Retained earnings	1,392	(961)	(2,159)	680	87	(961)
Treasury shares		(10)				(10)
Undistributed profit		80				80
Minority interests				55		55
	1,392	1,419	(2,159)	735	87	1,474
Provisions
Pensions	—	—	1	15	—	16
Deferred taxes	34	1	109	2	(37)	109
Other	—	—	55	19	—	74
	34	1	165	36	(37)	199
Long-term liabilities
Subordinated loans	110	115	—	—		225
Other loans	504	—	79	14		597
Intercompany financing	(2,046)	—	4,075	(393)	(1,636)	—
	(1,432)	115	4,154	(379)	(1,636)	822
Current liabilities
Loans	20	—	—	13		33
Bank overdrafts	—	—	30	(24)		6
Accounts payable	—	—	383	280		663
Other liabilities	9	17	134	124		284
	29	17	547	393		986
Total group equity, provisions and liabilities	23	1,552	2,707	785	(1,586)	3,481

Buhrmann N.V. Consolidated Balance Sheet December 31, 2003

	Guarantor			Non- guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Fixed assets
Intangible fixed assets			1,421	122		1,543
Tangible fixed assets			137	71		208
Financial fixed assets	4	4	405	8		421
	4	4	1,963	201		2,172
Group participations		1,629			(1,629)	—
Current assets
Inventories of trade goods			248	175		423
Accounts receivable			411	325		736
Other receivables			156	45		201
Cash and deposits			128	17		145
			943	562		1,505
Total assets	4	1,633	2,906	763	(1,629)	3,677
Group equity
Ordinary Shares		164				164
Preference Shares		64				64
Additional paid in capital		2,055				2,055
Retained earnings	1,433	(705)	(2,019)	773	(187)	(705)
Treasury shares		(10)				(10)
Undistributed profit		(132)				(132)
Minority interests				48		48
	1,433	1,436	(2,019)	821	(187)	1,484
Provisions
Pensions			2	16		18
Deferred taxes	2	35	125	15		177
Other			60	19		79
	2	35	187	50		274
Long-term liabilities
Subordinated loans	277	115				392
Other loans	460		81	16		557
Intercompany financing	(2,187)	—	4,114	(485)	(1,442)	—
	(1,450)	(1,327)	4,195	(469)	(1,442)	949
Current liabilities
Loans	11		2	15		28
Bank overdrafts			21	(16)		5
Accounts payable			373	271		644
Other liabilities	8	47	147	91		293
	19	47	543	361		970
Total group equity, provisions and liabilities	4	191	2,906	763	(1,629)	3,677

Buhrmann N.V. Consolidated Statement of Cash Flows December 31, 2004

	Guarantor			Non- Guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Cash flow from operating activities
Operating result	(1)	—	118	44		161
Adjustments for:
Depreciation of tangible fixed assets and software	—	—	62	22		84
Amortization and impairment of goodwill	—	—	43	2		45
Addition to/(release of) provisions	—	—	(9)	16		7
Net (increase)/decrease in working capital	6	2	21	7		36
Other operational payments:
Interest received/(paid)	136	34	(235)	3		(62)
Profit taxes received/(paid)	—	(45)	44	(21)		(22)
Payments charged to provisions	—	—	(6)	(20)		(26)
Net cash provided by operating activities	141	(9)	38	53		223
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software	—	—	(45)	(14)		(59)
Acquisitions	—	—	—	(6)		(6)
Investments in financial fixed assets	—	—	(4)	—		(4)
Payments related to integration of acquisitions	—	—	(3)	—		(3)
Divestments including transaction expenses	—	(10)	—	—		(10)
Net cash provided by (used in) investing activities	—	(10)	(52)	(20)		(82)
Cash flow from financing activities
Dividend payments	—	(11)	—	—		(11)
Payment to and repurchase of interests of minority shareholders	—	—	—	(8)		(8)
Paid financing fees	(39)	—	—	—		(39)
Intercompany financing	(33)	30	24	(21)		—
Repayment of long-term debt (net)	(69)	—	—	—		(69)
Net cash (used in) provided by financing activities	(141)	19	24	(29)		(127)
Net cash flow	—	—	10	4		14

Buhrmann N.V. Consolidated Statement of Cash Flows December 31, 2003

	Guarantor			Non- Guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Cash flow from operating activities
Operating result	(1)		108	64		171
Adjustments for:
Depreciation of tangible fixed assets and software			65	39		104
Amortization and impairment of goodwill			101	4		105
Addition to/(release of) provisions			(8)	8		—
Net (increase)/decrease in working capital	(14)		67	28		81
Other operational payments:
Interest received/(paid)	189	51	(348)	(26)		(134)
Other financial income			17	1		18
Profit taxes received/(paid)			(28)	6		(22)
Payments charged to provisions			(8)	(43)		(51)
Net cash provided by operating activities	174	51	(34)	81		272
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software			(45)	(34)		(79)
Acquisitions				(10)		(10)
Payments related to integration of acquisitions			(8)			(8)
Divestments including transaction expenses		641				641
Net cash provided by (used in) investing activities	—	641	(53)	(44)		544
Cash flow from financing activities
Dividend payments		(9)				(9)
Payment to and repurchase of interests of minority shareholders				(7)		(7)
Paid financing fees	(25)					(25)
Intercompany financing	495	(683)	221	(33)		—
Settlement interest rate swaps			(40)			(40)
Repayment of long-term debt	(600)					(600)
Net cash (used in) provided by financing activities	(130)	(692)	181	(40)		(681)
Net cash flow	44	—	94	(3)		135

Buhrmann N.V. Consolidated Statement of Cash Flows December 31, 2002

	Guarantor			Non- guarantor Subsidiaries	Eliminations	Total
	Issuer of debt	Parent	Subsidiaries
	In millions of €
Cash flow from operating activities
Operating result	(1)		(271)	(29)		(301)
Adjustments for:
Depreciation of tangible fixed assets and software			71	43		114
Amortization and impairment of goodwill			470	173		643
Addition to/(release of) provisions			(6)	7		1
Net (increase)/decrease in working capital	1	(1)	60	(8)		52
Other operational payments:
Interest received/(paid)	197	59	(434)	(6)		(184)
Profit taxes received/(paid)			43	(59)		(16)
Payments charged to provisions			(6)	(45)		(51)
Net cash provided by operating activities	197	58	(73)	76		258
Cash flow from investing activities
Net investments in tangible fixed assets and internally used software			(67)	(40)		(107)
Acquisitions				(9)		(9)
Payments related to integration of acquisitions			(82)	(8)		(90)
Divestments including transaction expenses			6	62		68
Net cash provided by (used in) investing activities	—	—	(143)	5		(138)
Cash flow from financing activities
Dividend payments		(25)				(25)
Payment to and repurchase of interests of minority shareholders				(5)		(5)
Paid financing fees	(16)					(16)
Intercompany financing	(64)	(33)	195	(98)		—
Repayment of long-term debt	(162)					(162)
Net cash (used in) provided by financing activities	(242)	(58)	195	(103)		(208)
Net cash flow	(45)	—	(21)	(22)		(88)

ITEM 19: EXHIBITS

Exhibit number	Description
††1.1	Articles of Association of Buhrmann NV, as last amended, dated May 6, 2004.

*2.1

Indenture, dated as of October 29, 1999 for the 121/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee (including form of note).

*2.2

First Supplemental Indenture, dated as of January 31, 2000 for the 121/4% Senior Subordinated Notes due 2009 among the Additional Guarantors, the Guarantors under the Indenture, Buhrmann US Inc. and The Bank of New York, as Trustee.

*2.3

Registration Rights Agreement, dated October 29, 1999 for the 121/4% Senior Subordinated Notes due 2009 among Buhrmann US Inc, Buhrmann NV and the other guarantors listed therein and Deutsche Bank Securities Inc., Paribas Corporation and ABN MRO Incorporated as initial purchasers.

*2.4	Guarantee of the 121/4% Senior Subordinated Notes due 2009, dated October 29, 1999 among the German Guarantors listed therein.

†† 2.5	Term and conditions of the 2.00% Guaranteed Convertible Subordinated Bonds due 2010.

‡ 2.6

Indenture, dated as of July 1, 2004 for the 81/4% Senior Subordinated Notes due 2014 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee.

‡ 2.7	Form of 81/4% Senior Subordinated Notes due 2014 (included in exhibit 2.6)

*4.1	Stock Purchase Agreement, dated as of September 3, 1999 by and between Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.

*4.2	Amendment No. 1 to Stock Purchase Agreement, dated October 26, 1999 among Buhrmann NV, Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and Bain Capital Fund VI, L.P.

4.3

Share Sale and Purchase Agreement, dated February 22, 2005, between the Apollo Holders and the Bain Holders and others as the sellers and Buhrmann N.V. as the purchaser, all the issued and outstanding Preference Shares C in Buhrmann N.V.

*4.4

Purchase Agreement, dated October 26, 1999 for the 121/4% Senior Subordinated Notes due 2009 by and among Buhrmann NV, Buhrmann US Inc. and Deutsche Bank Securities Inc., Paribas Corporation and ABN AMRO Incorporated as initial purchasers.

**4.5	Distributor Agreement, dated December 10, 2002 between Heidelberg Druckmaschinen Aktiengesellschaft (Heidelberg) and Buhrmann NV, effective as of July 1, 2003.

†4.6

Deposit Agreement, dated as of December 21, 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV and The Bank of New York as Depositary and Owners and Holders of American Depositary Receipts.

**4.7	Form of employment contract for Members of the Executive Board.

**4.8	Dutch Master Receivables Purchase Agreement, amended and restated on July 18, 2002 between

Buhrmann-Ubbens BV, Proost and Brandt BV, Buhrmann Silver S.A, Silver Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann NV.

†† 4.9	New US Originator Accession Agreement, dated April 16, 2003, between ASAP Software Expres, Inc. and Deutsche Trustee Company Limited and Buhrmann NV.

†† 4.10	New Dutch Originator Accession Agreement, dated April 16, 2003, between Buhrmann Office Products Nederland B.V. and Deutsche Trustee Company Limited.

†† 4.11	Onward Dutch Receivables Re-Purchase Agreement, dated October 31, 2003, between Buhrmann Silver S.A., Buhrmann Ubbens B.V., Proost and Brandt B.V. and Deutsche Trustee Company Limited.

**4.12

US Contribution Agreement, amended and restated on July 18, 2002, between Corporate Express Office Products, Inc., Corporate Express of Texas, Inc., Burhmann Silver US LLC, Buhrmann NV and Deutsche Trustee Company Limited.

**4.13

English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002, by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.

†† 4.14

European Receivables Warehouse Company Sale and Purchase Agreement, dated October 31, 2003, between Buhrmann Silver S.A., Horne Group PLC, The Howard Smith Paper Group Limited, The M6 Paper Group Limited and Deutsche Trustee Company Limited.

**4.15	Master Definitions and Framework Deed, amended and restated July 18, 2002 between various parties in the securitization program.

**4.16	English Standard Terms and Conditions, amended and restated July 18, 2002 between various parties in the securitization program.

†† 4.17	Master Deed of Release and Termination, dated October 31, 2003, between various parties in the Securitsation Programme.

4.18	Agreement for the sale and purchase of the Paper Merchanting Division of Buhrmann N.V. , dated September 8, 2003 between Buhrmann N.V. and PaperlinX Limited.

4.19

Senior Facilities Agreement, as amended June 28, 2004, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

4.20

Amendment to Senior Facilities Agreement, dated December 1, 2004 between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

4.21

Amendment to Senior Facilities Agreement, dated March 10, 2005, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

8.1	List of significant Subsidiaries of Buhrmann NV.

†† 11.1	Business Principles and Code of Ethics.

12.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

14.1	Audit Committee Charter, as last amended, dated December 10, 2004.

14.2	Compensation, Nominating and Corporate Governance Committee Charter,as last amended, dated December 10, 2004.

* Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4, dated March 31, 2000, File No. 333-11768.

** Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated. June 27, 2003, File No. 001-16663.

† Incorporated by reference to Post Effective Amendment No. 1 to the Form F-6 Registration Statement filed with the Securities and Exchange Commission on August 24, 2001.

†† Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated. June 21, 2004, File No. 001-16663.

‡  Incorporated by reference to Amendment No. 1 to Registration Statement of Buhrmann NV on Form F-4 dated September 7, 2004, File No. 333-117584.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BUHRMANN NV

By:	/s/ FRANS H.J. KOFFRIE
Name: Frans H.J. Koffrie
Title: Chief Executive Officer

By:	/s/ FLORIS F. WALLER
Name: Floris F. Waller
Title: Chief Financial Officer

Dated: March 11, 2005