Form 20-F
period 2005-12-31
BUHRMANN NV
filed 2006-03-07
CIK 948634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From _______ to______

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

8¼% Senior Subordinated Notes due 2014,
7 7/8% Senior Subordinated Notes due 2015, and
Ordinary Shares at a par value of EUR 1.20 per share each,
represented by American Depositary Shares
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

179,324,704 Ordinary Shares
53,281,979 Preference Shares A
0 Preferences Shares B

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes:	No:

     Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17	ITEM 18

2005 Annual Report and Form 20-F

Delivering profitable growth

Buhrmann

Leaders in business services and distribution

Back to Contents
Buhrmann		1
2005 Annual Report and Form 20-F	4 Contents

Contents

	2	About this Report
1	Buhrmann in 2005
	5	Letter from the President and CEO
	7	Selected Financial Data
	8	Executive Board and Senior Management

2	About Buhrmann
	11	The Company
	16	Group Financial Review
	22	Overview of Business Segments

3	Corporate Responsibilities
	33	Our People
	36	Business Principles

4	Corporate Governance
	38	Introduction
	38	Executive Board
	39	Supervisory Board
	42	Regulations concerning Transactions in Securities
	42	The (General Meeting of) Shareholders
	44	The Audit of Financial Reporting and the Position of the Auditor
	45	NYSE Listing Standards

5	Report of the Supervisory Board
	47	Introduction
	47	Supervision and Advice
	48	Composition of the Supervisory Board and the Executive Board
	48	Independence
	48	Schedule of Attendance of the Supervisory Board and Committees
	49	Committees of the Supervisory Board
	50	Corporate Governance
	50	Remuneration Report
	50	Financial Statements and Dividend Proposal
	50	Discharge
	50	People
	50	Looking ahead
	51	Biographies Supervisory Board

6	Remuneration Report
	53	Remuneration Policy
	58	Remuneration Executive Board and Supervisory Board 2005
7	Other Financial Information
	63	Risk Factors
	67	Risk Control Framework
	70	Capital Resources
	72	Research and Development
	72	Inflation
	72	Contractual Obligations, Contingent Liabilities
	73	Off Balance Sheet Arrangements
	73	Property, Plant and Equipment
	74	Trend Information
	74	Selected Financial Data

8	Financial Statements
	76	Consolidated Statements of Income
	77	Consolidated Balance Sheets
	78	Consolidated Cash Flow Statements
	80	Consolidated Statement of Recognised Income and Expense
	81	Notes to the Consolidated Financial Statements
	139	Company Balance Sheets
	139	Company Statements of Income
	140	Notes to the Company Balance Sheets and Statements of Income
	144	Supplemental Guarantor Information

9	Other Information
	152	Description of Share Capital and Articles of Association of Buhrmann NV
	157	Significant Subsidiaries
	158	Policy on Additions to Reserves and Dividends
	159	Dividend Proposal
	160	Report of Independent Registered Public Accounting Firm

10	Information Required under Form 20-F
	162	Material Contracts
	163	Exchange Controls
	164	Exchange Rate Information
	165	Taxation
	171	Selected Financial Data US GAAP

11	Additional Information about Buhrmann Shares
	173	Buhrmann Shares
	177	Important Dates

Cross Reference to Form 20-F
	179	Cross Reference to Form 20–F

Back to Contents
2	Buhrmann
	2005 Annual Report and Form 20-F	4 About this Report

About this Report

Cautionary Statement
This Annual Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions are intended to identify such forward-looking statements. These statements are based on certain assumptions and analyses made by Buhrmann in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. Because of the risks and uncertainties that always exist in any operating environment or business, including, but not limited to, those set forth under ‘Risk factors’ (see page 63 to 67), we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, industry conditions, currency values, competitive pricing, customer demand, costs, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Buhrmann operates. You are cautioned not to place undue reliance on these forward-looking statements.

Use of non-GAAP financial measures
In this Annual Report certain non-GAAP financial measures are presented because Buhrmann believes each of these non-GAAP financial measures provides useful information regarding the Company’s financial condition and results of operations.

Our non-GAAP financial measures should be considered in addition to, and not as a substitute for or as a superior measure to, measures of financial performance reported in our primary financial statements. In the Group Financial Review and Financial Review per business segment, the most directly comparable GAAP figures have been presented together with a reconciliation of the GAAP and non-GAAP figures.

Below is an explanation of why we believe each of the non-GAAP financial measures used in this Annual Report provides useful information regarding our financial condition and results of operations.

Constant exchange rates
Our reporting currency is the euro. The majority of our business is conducted in currencies other than the euro. The position in relation to the US dollar is, in particular, relevant. Results of subsidiaries denominated in currencies other than the euro are translated into euro at an average exchange rate for the period. In this Annual Report, in particular the Group Financial Review and Financial Review per business segment in the chapter ‘About Buhrmann’, we include discussions on the performance of our businesses based on constant exchange rates. We use constant exchange rate analysis to give a year-on-year measure of change which excludes the effect of fluctuations in currency exchange rates because fluctuations in currency exchange rates are outside of our control and may distort our underlying performance and result.

Changes of results at constant exchange rates as disclosed in this Annual Report are calculated by translation of prior year results into euro at a current year average exchange rate.

Changes of results at constant exchange rates can be materially different to changes based on our reported results because prior year average exchange rates can be significantly different from current year average exchange rates.

Back to Contents
Buhrmann		3
2005 Annual Report and Form 20-F	4 About this Report

About this Report

‘Organic’ sales analysis
The ‘organic’ sales analysis presented in this Annual Report eliminates all factors that disturb a like-for-like comparison. In addition to the currency exchange rate movements discussed above, these factors include such items as acquisitions, divestitures, variations in the number of working days and the ongoing move from a gross sales-based to a commission-based model in ASAP Software. We use ‘organic’ sales analysis, in conjunction with constant exchange rates to give a measure of the underlying growth year-on-year. The factors mentioned above can have a significant impact on a business segment’s reported results. Their exclusion provides a useful insight into the underlying performance of the business segment and enables us to monitor the performance of both the underlying activities and acquired activities. Organic performance can be materially different to the reported performance of a business segment. In each instance where we present organic results, we also present a table which illustrates the basis on which the result is derived and a reconciliation to the nearest comparable GAAP measure.

Publications
This report complies with the regulations in the Netherlands regarding financial reporting and is also the basis of Buhrmann’s Annual Report on Form 20-F. A cross-reference table to Form 20-F is included in this report on page 178. Certain exhibits to the Form 20-F will be filed with the SEC.

Presentation of financial and other information
Buhrmann has adopted the International Financial Reporting Standards (‘IFRS’) with effect from 1 January 2005. Our transition date is 1 January 2004 as this is the start date of the earliest period for which full comparative information under IFRS is presented. Until 31 December 2004 Buhrmann reported under accounting principles generally accepted in the Netherlands (‘Dutch GAAP’). The effects of transition from Dutch GAAP to IFRS are shown on pages 131 to 138 in the chapter ‘Financial Statements’. The most important IFRS accounting policies are listed on pages 81 to 89.

IFRS differs, in certain significant aspects, from accounting principles generally accepted in the United States of America (US GAAP). For a discussion of the principal differences between IFRS and US GAAP, as they relate to Buhrmann, and a reconciliation of net result and shareholders’ equity from IFRS to US GAAP, please see Note 37 to our Consolidated Financial Statements included on page 120 to 129 in this Annual Report.

Amounts expressed in this Annual Report in ‘euro’, ‘EUR’ or ‘€’ relate to the single currency of the member states of the European Union that have adopted such currency in accordance with legislation of the European Union relating to European Economic and Monetary Union. The euro is Buhrmann’s reporting currency. Amounts expressed in ‘GBP’ or ‘£’ relate to the British pound, amounts in ‘AUD’ or ‘A$’ relate to Australian dollars and amounts expressed in ‘USD’, ‘$’, ‘US$’, or ‘US dollar’ relate to dollars of the United States of America.

Exchange rate information, including Noon Buying Rates in New York, is given on page 164.

Use in this Annual Report of the terms ‘we’, ‘us’, ‘our’, the ‘Buhrmann Group’, the ‘Group’, ‘Buhrmann’ and the ‘Company’ refer to Buhrmann NV and its subsidiaries on a consolidated basis except where otherwise specified or clear from the context.

Amounts in millions are rounded to the nearest million, therefore amounts may not equal (sub) totals due to rounding.

Documents on display
Copies of this Annual Reports and documents referred to within this Annual Report are available for inspection upon request at the Buhrmann Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands (telephone +31 (0)20 651 11 11) and the SEC’s public reference room located at 450 Fifth Street, NW, Washington DC, 20549. In addition, Buhrmann’s SEC filings are also available through the SEC’s website www.sec.gov.

Back to Contents

4

4 Chapter 1

Buhrmann in 2005

	5	Letter from the President and CEO
	7	Key Figures
	8	Executive Board and Senior Management

Back to Contents
Buhrmann	Chapter 1	5
2005 Annual Report and Form 20-F	4 Buhrmann in 2005

Letter from the President and CEO
A Year of Achievement

circumstances, we witnessed accelerating sales growth in Europe. Our operation in Australia has continued to lead the way with growth based on the single-source supplier concept.

Demand for new presses from Graphic Systems was up, but lower compared to previous cyclical recoveries. However, our Triple S strategy – service, supplies and spare parts – offering a total solution to print companies underpinned our performance. Next to reducing cyclicality it also serves as a platform on which to sustain long-term relationships with our customer base.

In order to provide international customers consistency in service and support, the Company extended its reach with partnerships in Latin America, Eastern Europe and Asia. This fully underlines our proposition of providing the widest global coverage of any office products supplier.

The Company improved its financial structure by repurchasing all the outstanding Preference Shares C funded primarily by a €250 million rights offering and a US$150 million Senior Subordinated Notes offering. Also our capital structure has benefited from continuous focus on the need to minimise working capital and cost control.

This has further put us in a position, as opportunities arise, to make acquisitions that will enhance our competitive position and create further value for our shareholders. In this regard we acquired several smaller companies in the packaging, janitorial and office products sector. This is in line with the desire to broaden our product categories and we are seeking acquisitions to support that expansion. In Europe acquisitions will be aimed at extending our geographical footprint.

Satisfying customer needs
By setting our sights on satisfying customer needs we have demonstrated our ability, not only to service customers, but to anticipate their requirements.

We have had success in demonstrating to our customers the benefits of our single-source supplier concept. We are pleased with the progress we have made. Growing numbers of our customers are buying in to the cost and time savings and the convenience that arises from concentrating purchases through a single supplier.

This is being achieved by the broader range of products we offer. We sell an increasingly wide selection of products to a growing proportion of our customer base. In addition to office and computer supplies, we deliver print and forms, promotional articles, furniture and computer

Dear Shareholder and other Readers,
 We are pleased with our performance in 2005. In particular we have seen the successful execution of strategies that reinforce Buhrmann’s reputation as a profitable, global business services and distribution company. This year of achievement resulted in the delivery of sustainable growth and significant value creation for our stakeholders.

All our businesses delivered significant sales growth. We increased our market share in the large account business, benefiting from our continuing investments in advanced logistics, eCommerce solutions and sales force effectiveness. We grew mid-market sales.

These favourable developments have been supported by healthy economic conditions in North America and Australia. Here, sustained growth was underwritten by a gradual growth of white-collar employment. Despite challenging economic

Back to Contents
6	Buhrmann	Chapter 1
	2005 Annual Report and Form 20-F	4 Buhrmann in 2005

Letter from the President and CEO

software, as well as facility and break room products. We expect sales from these new categories to increase significantly over the next couple of years. Demand for these products is ensuring that we further optimise our logistical capabilities.

Currently mid-market customers represent 20% of total office products sales. As a result of investments made and our refocus on the high-value end of the mid-market segment, we have been able to achieve modest sales growth in the second half of 2005.

The extension of our product range has gone hand-in-hand with the further development of our private brands programme. Customers are showing a growing appreciation of the value of private brand products which compete favourably in terms of both quality and price with other, heavily-marketed brands. Some 25% of our office supplies and computer supplies turnover in 2005 was represented by private brands, up from 20% in 2004.

Pursuing operational excellence
Our achievements in 2005 were spurred by our pursuit of operational excellence. By this we mean the streamlining of our management, sales, service, sourcing, IT and logistical processes in order to maximise growth opportunities and add value.

The centralisation of customer care operations in North America, bringing together operators from 28 sites to a facility in the Denver, Colorado area will improve the service we are able to offer benefiting our customers well into the future. Also the extension of our shared service activities for the back-office is resulting in improved, more efficient operations.

Our ongoing investment in sophisticated logistics infrastructure has ensured that we are able to deliver tomorrow what has been ordered today. Our distribution centres use advanced management systems and state-of-the-art technology. For example, in 2005 our U.S. operation implemented the Roadnet road management system that plans and executes delivery routes with greater efficiency.

We have more than justified our strategy of continuing investment in our eCommerce infrastructure. eCommerce transactions now account for more than 40% of office products turnover. eCommerce continues to shrink transaction costs and the integration of our systems with that of our customers promotes the principle of exclusivity, giving us a growing share of our customers’ spend.

We have continued the process of building relationships with preferred suppliers. In 2005 we started to see the rewards of our global sourcing initiative. We have taken the logical step of expanding our procurement catchment area beyond single markets. This keeps on adding to our purchasing power and entrenches the culture of cost-effective procurement in all our operations.

As a service-oriented business, it is no surprise that a large proportion of our employees are customer-facing, in the field and inside selling positions. The quality of our people is critical to our success so we regard them as an essential part of our foundation and future.

People
Buhrmann staff have played a vital role in ensuring that the strategies the Company has laid down are executed. On behalf of the Board and our shareholders I would like to thank Buhrmann’s employees for the high standards of customer service we have been able to achieve and for the sales growth and profitability to which they have contributed.

Delivering profitable growth
Building on the foundations laid over the past years we face 2006 in good position. With a future shaped by 18,000 dedicated employees, all the building blocks are in place. We are committed to further strengthening our competitive position in the industry and to play an active role in any industry consolidation.

We are poised to deliver sustainable growth by pursuing operational excellence and satisfying customer needs. In the years to come we will continue to grow the Company on the basis of our clear strategy. We will continue to provide businesses and institutions with everything they need to keep their offices running, to help our customers streamline their procurement processes and reduce their purchasing costs. Reinforcing our single-source supplier concept, we will supply the wider product ranges that are essential to the modern office environment.

Frans Koffrie
President and CEO

Back to Contents
Buhrmann	Chapter 1	7
2005 Annual Report and Form 20-F	4 Buhrmann in 2005

Key Figures

The following tables present key figures as of and for the years ended 31 December 2004 and 2005. The key figures should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Additionally, please see the Group Financial

Review in chapter 2 starting on page 16 for a description of major events that may affect the comparability of the results of operations presented below.

Income statement data

in millions of euro	2005	2004

Net sales	5,890	5,553

Gross contribution	1,776	1,671

Operating result	232	214

Result before taxes	46	94

Taxes	(25)	13

Net result	21	107

Attributable to:

Holders of ordinary shares Buhrmann NV	2	90

Minority interests in Group companies	19	18

	21	107

Balance sheet data

in millions of euro, at period end	2005	2004

Goodwill	1,499	1,322

Working capital	474	388

Total assets	4,042	3,659

Long-term borrowings	1,184	1,265

Total equity	1,510	1,118

Other data

in millions of euro, unless stated otherwise		2005		2004

	Basic net result attributable to shareholders of ordinary shares Buhrmann NV per ordinary share (in euro)	0.01		0.62

	Number of ordinary shares outstanding at year-end (in thousands)	178,750		137,595

	Dividend declared per ordinary share (in euro)	0.17	*	0.14

A	Net cash provided by operating activities	232		276

B	Net cash used in investing activities	(86)		(85)

A+B	Cash flow available for financing activities	145		191

* Subject for approval Annual General Meeting of Shareholders.

Back to Contents
8	Buhrmann	Chapter 1
	2005 Annual Report and Form 20-F	4 Buhrmann in 2005

Executive Board and Senior Management
Biographies of Executive Board

1   Frans Koffrie
President and CEO, joined Buhrmann in 1988. In 1990 he was appointed a member of the Executive Board and became the Group’s President and CEO in 1998. Mr Koffrie is a Dutch national, born in Weert, the Netherlands on 15 May 1952. He holds a Master’s degree in Business Economics (Amsterdam University) and a Bachelor’s degree in Law (Erasmus University Rotterdam). Before he joined Buhrmann predecessor VRG-Groep, he worked for Vroom & Dreesmann and Triumph-Adler Nederland BV. Within the Executive Board he holds responsibility for the Office Products Europe Division, Strategy, Investor Relations & Corporate Communications, General and Legal Affairs, and Internal Audit. Mr Koffrie is a member of the supervisory board of Royal Wessanen NV and a member of the supervisory board of Nyenrode Business Universiteit.

3   Mark Hoffman
President of the Office Products North America Division and President and CEO of Corporate Express, Inc., Mr Hoffman joined Buhrmann in 1999. He was appointed a member of the Executive Board in 2002. Mr Hoffman is an American national, born in Jackson, MI on 31 August 1952. He holds a Master’s of Business Administration from Harvard Business School. Before he joined Buhrmann, he was the CEO of APS Holdings and also held management positions with W.W. Grainger, TRW, Inc. and Lockheed Corporation.

2   George Dean
Responsible for the Graphic Systems Division and the Office Products Australia Division, he joined Buhrmann in 1990. He was appointed as a member of the Executive Board in 1998. He was President of the Paper Merchanting Division until the divestment of these activities on 31 October 2003. In addition to his responsibility for supervising the two aforementioned Divisions, Mr Dean also holds responsibility within the Executive Board for Human Resources and Group Real Estate. Mr Dean is a British national and was born in Perth (Scotland) on 18 February 1947. He holds a Bachelor of Science Honours Degree in Chemical Engineering from the University of Edinburgh. Before he joined Buhrmann’s predecessor VRG in 1990, he worked with the Wiggins Teape Group for 21 years.

4   Floris Waller
Joined Buhrmann in 1999, and was appointed a member of the Executive Board and CFO in the same year. Mr Waller is a Dutch national, born in Leiden, the Netherlands on 21 December 1958. He has a Master’s degree in Business Economics and a CPA Degree (both from the Erasmus University Rotterdam). Before he joined Buhrmann he worked with Unilever for 15 years in various financial management positions. Within the Executive Board he holds responsibility for: Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, the Holdings, and – jointly with the CEO – Investor Relations and Internal Audit. Mr Waller is a member of the supervisory board of Univar N.V.

Back to Contents
Buhrmann	Chapter 1	9
2005 Annual Report and Form 20-F	4 Buhrmann in 2005

Executive Board and Senior Management
Management Structure

Executive Board
Frans Koffrie 1952
President & CEO

George Dean 1947
Member

Mark Hoffman 1952
President North American operations

Floris Waller 1958
CFO

Corporate
Kees Bangma1956
Director Corporate Finance and Group Treasury

Herman Brauckmann 1948
Director Mergers, Acquisitions and Divestments

Gerard van Buttingha Wichers 1964
Director Investor Relations and Corporate
Communications

Neil Callahan 1943
Director Information Technology

Rutger Goldschmeding 1961
Director Accounting and Control

Roelof Hoving 1962
Director Corporate Tax and Pensions

Heidi van der Kooij 1962
General Counsel and Company Secretary

Chris Thrush 1951
Director Human Resources

Cor Zwart 1946
Director Internal Audit

Operations

Office Products North America
Mark Hoffman 1952
President and CEO

John Brenholt 1962
CFO

Corporate Express North America
Jay Mutschler 1952
President Central/East Region

Gary Gonsalves 1957
President West/South Region

Rick Toppin 1958
President Canada

Brian Kaplan 1959
President Imaging and Computer
Graphics Supplies

Michael Cate 1965
President Document and Print Management

Dennis Multack 1947
President Promotional Marketing

ASAP Software
Paul Jarvie 1952
President

Corporate Express Europe
Peter Ventress 1960
President

Robert VanHees 1969
CFO

Corporate Express Australia
Grant Harrod 1962
Managing Director and CEO

Grant Logan 1952
CFO

Office Products Global Merchandising
Ron Lalla 1958
Executive Vice President

Graphic Systems
Carl Thomas 1947
President

Gerhard Nijhuis 1949
Financial Director

Back to Contents

10

4 Chapter 2

About Buhrmann

	11	The Company
		11	General Information
		11	Structure
		12	History
		12	Strategy
		13	Industry Context
	16	Group Financial Review
	22	Overview of Business Segments
		22	Office Products
		30	Graphic Systems

Back to Contents
Buhrmann	Chapter 2	11
2005 Annual Report and Form 20-F	4 About Buhrmann

The Company

General information
Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions. This includes primarily its operations under the trade name Corporate Express and desktop software sold through ASAP Software. It has a global distribution network spanning North America, Europe and Australia. In addition, through its Graphics Systems business, Buhrmann is a distributor of graphic equipment and related services in six European countries. The Company generated net sales of €5.9 billion in 2005. Over the past years the Company has demonstrated the adaptable and efficient nature of its business model through the successful integration of three significant acquisitions, namely Corporate Express, the office products business of US Office Products Company and the office products division of Samas Groep NV, as well as a number of smaller acquisitions.

Buhrmann’s customer relationships, logistics and IT infrastructure have created the opportunity and the capacity that allows us to deliver more than traditional office and computer supplies. These include print and forms, promotional articles, furniture and desktop software, as well as facility and break room supplies. While expansion into such areas is a response to an evolution of customer demands towards single-sourcing, it also optimises the use of our logistic capacity.

The majority of office products sales arise from contracts with major companies with which Buhrmann has integrated its highly successful eCommerce platforms and other IT applications. eCommerce generates over 40% of Buhrmann’s total sales of office products. eCommerce considerably reduces customers’ transaction costs and allows customers to speed up their ordering process by viewing assortments and pricing. Buhrmann’s single-source supplier concept encourages customers to concentrate purchases through a single supplier, which further streamlines their procurement processes and enables them to reduce purchasing costs.

Structure
Buhrmann NV is the ultimate parent company over the subsidiary companies which conduct their business on a worldwide basis. Our significant subsidiaries are listed on pages 157. All subsidiaries are wholly owned, except for our Australian and New Zealand subsidiaries (Corporate Express Australia Ltd and Corporate Express New Zealand Ltd), in which Buhrmann owns a 53% interest.

Buhrmann NV is a public limited company (Naamloze Vennootschap), incorporated under the laws of the Netherlands and has its statutory seat in Maastricht, the Netherlands. Buhrmann’s corporate head office is located in Amsterdam, the Netherlands.

Buhrmann has five business segments which are organised into four divisions, reflecting a customer-focused and sales-driven structure:
–	Office Products North America, or ‘Corporate Express North America’ includes the activities of Corporate Express in the United States and Canada.
–	Office Products Europe, or ‘Corporate Express Europe’, covers the activities of Corporate Express in the Benelux, Germany, the United Kingdom and a number of other countries, as well as the Veenman copier businesses.
–	Office Products Australia, or ‘Corporate Express Australia’ covers the activities of Corporate Express in Australia and New Zealand.
–	ASAP Software operating mainly in North America.
–	The Graphic Systems businesses in six countries in Europe.

Each business segment has its own management reporting to Buhrmann’s Executive Board. Corporate Express North America and ASAP Software are managed through the North American Division, while the Corporate Express businesses in Europe are managed from the European Division and the Australian/New Zealand business through the Australian Division. Our remaining businesses are managed through the Graphic Systems Division.

Back to Contents
12	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

The Company

The Executive Board is supported by the Corporate Centre, primarily located in Amsterdam, the Netherlands. Corporate and holding costs are reported as a separate activity.

History
Incorporated in 1875, Buhrmann NV has evolved into an office products supplier from its origins as the Koninklijke Nederlandsche Papierfabrieken NV (KNP).

The transition from paper maker to an office products supplier began in 1993 when KNP merged with Buhrmann-Tetterode NV and VRG-Groep NV. The resulting conglomerate, NV Koninklijke KNP BT (KNP BT) defined packaging, business services and distribution as its portfolio.

In 1997 both the protective and flexible packaging activities and the paper-manufacturing subsidiary were sold. The following year the remainder of the packaging business was divested. The remaining business services and distribution services of KNP BT were renamed Buhrmann NV.

In 1999 Buhrmann complemented its office products activities with the acquisition of Corporate Express, Inc. Operating in North America, Europe and Australia, Corporate Express ran a distribution business for office and computer supplies, office furniture, imaging and computer graphic supplies and desktop software.

In 2000, Buhrmann divested the Information Systems Division.

In 2001, Buhrmann strengthened its office products activities with two acquisitions: the North American office products business of USOP and the European office products division of Samas.

Seeking to concentrate on the office products market while strengthening its capital structure, in 2003 Buhrmann divested its paper merchanting division to Australian-based PaperlinX Limited.

Following the Corporate Express acquisition, Buhrmann’s interest-bearing debt had increased significantly to €2.0 billion at December 1999. In order to adjust the capital structure to the development in the business, subsequent steps in debt restructuring and reduction have been made. These financial measures included the issuance of Subordinated Convertible Bonds in late 2003.

Furthermore, in July and September 2004 all outstanding 2009 Notes were redeemed through the issuance of US$150 million 81/4% Senior Subordinated Notes due 2014. Additionally, in March 2005 Buhrmann completed the repurchase of all its issued and outstanding Preference Shares C and renegotiated the terms of its Senior Facilities Agreement in November 2005.

Strategy
As a specialised services and distribution company, our focus is on servicing businesses and institutions by delivering an extensive range of products for their daily work. We have chosen to work on a purely business-to-business basis and we believe that direct distribution is a key value-added service helping our customers reduce their process-related procurement costs. We have a strong technological focus, being convinced that integrated IT solutions and intelligent eCommerce tools are key to streamline the supply chain.

We are committed to delivering sustainable and profitable growth. We aim to achieve this through generating organic sales growth and gaining market share in the large account segment that represents around 80% of our sales. Our strong market positions and our ongoing focus on cost control will drive profitability.

We have identified a number of initiatives that will help us achieve that ambition. One of the ways in which we are growing sales is to look beyond the successful penetration of the large account segment and to seek further opportunities in the more profitable, high end of the mid-market segment. Supply to the mid-market is still highly fragmented and we offer mid-market companies an excellent service where they too can benefit from outsourcing procurement and contracting with a single-source supplier.

Back to Contents
Buhrmann	Chapter 2	13
2005 Annual Report and Form 20-F	4 About Buhrmann

The Company

Another way in which we are growing sales and securing a greater share of our customers’ spend is by broadening our product range. By offering traditional and non-traditional office products such as print and forms, promotional articles, furniture, and computer software but also facility and break room products, we are meeting a wider set of needs among our customer base. This helps us in positioning Buhrmann as the preferred single-source supplier to our customers. By helping them streamline their ordering through Buhrmann they are removing the unnecessary hassle of multiple invoices and the additional administration of managing several suppliers. The proportion of our business from companies that have seen the value of this approach is growing steadily. We are taking advantage in this regard from the trend among large companies to outsource non-strategic tasks such as procurement.

As we focus on generating profitable sales growth, we also have identified a number of margin-enhancement initiatives. We have developed a successful range of private label products, notably the Corporate Express brand, where we deliver customers competitive alternatives to well-known branded products.

Additionally, our preferred supplier programme is helping us to concentrate procurement towards a reduced group of suppliers. This process is being reinforced by our global sourcing initiative where we are sourcing high quality products at competitive prices from Asian countries.

For a discussion of the risks associated with the implementation of the Company’s strategy, see pages 63 to 67.

Industry context
Structure
Our markets can be defined in terms of the demand for a certain number of office products categories. The demand arises from the usages in offices, office like environments (such as at home), but also in other environments like educational programmes or manufacturing facilities.

For Buhrmann, we define the office products market based on the office products categories we actually have on offer in the office market.

This office market is being served by many participants with widely different business models and sizes. Except for office products distributors it includes for example copier resellers, manufacturers of office products with direct distribution capabilities, paper merchants and other distributors, supermarket chains and general department stores. Buhrmann and its direct competitors are often referred to as the office products distributors industry. Although (potential) customers source office products in many different ways, generally three channels are distinguished: direct distributors, which can be subdivided into large national and small regional businesses; direct mail; and retail companies.

–	Large, national distributors (such as Corporate Express) serve mainly large- and medium-sized business customers often on the basis of a contractual framework. Products are presented in printed catalogues, brochure flyers and on the internet. These firms maintain a wide range of inventory items primarily sourced directly from vendors. They operate a network of distribution centres allowing them to deliver to customers on the next business day across a wide geographical area.

Smaller, transactional distributors carry a limited range of products in stock and use wholesalers extensively. Sales are generally made in a limited geographical area only to medium and small business customers without having formal contracts in place. They rely on wholesaler intermediaries for inventory backup, product depth and delivery. Some of these distributors operate as ‘stockless dealers’ relying entirely on wholesalers for their fulfilment.

Back to Contents
14	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

The Company

–	Direct mail companies generally target small home offices and medium size business customers.While their procurement and order fulfilment functions are similar to contract stationers, direct marketers rely on a narrower assortment of products.They operate primarily by using catalogues and other directmarketing programmes rather than a direct sales force. They generally use generic third parties to deliver products.

–	Office product retailers generally serve smaller businesses, home offices and individual customers.Customers obtain their products at the retail outlet which often offers a some what different range of products than in the business-to-business channels.

Competitive factors
Buhrmann operates in a highly dynamic marketplace, particularly because competition is not limited to market participants with a specific position in a channel. Also, within each channel, there are multiple players with different kinds of propositions to the customers, creating many alternative solutions for the demand side of the market. More details on competition within our channels are given in the sections on the Company’s business segments.

The three most significant competitive factors in the office products industry are service (for example ease of ordering, delivery speed and reliability), price and the total procurement costs from the perspective of the customer.

Customer demand for attractive pricing, IT capabilities, private brands and a wide choice of products gives larger players a competitive edge. However, components of service such as fast and complete delivery can be achieved by any size of player and thus ensure that competition remains vigorous.

Product quality is less of an issue since all distributors can carry or source the same or similar products. Private brand strategies also aim to differentiate in this area.

Seasonality
Sales correlate with white-collar employment and the average amount spent per employee, as people working in offices are the largest consumers of office supplies. Hence there is a relationship between sales and the number of effective working days in a quarter. Items such as software or furniture are typically negotiated at month or at quarter ends.

Trends
Customers increasingly seek to control purchases of office products by centralising their contractual arrangements. At the same time, they also expect delivery to multiple locations on a local, regional, national or international level. Lastly, large companies have been focusing on their cost structures leading to decisions to outsource non-strategic tasks such as procurement of non-mission critical purchases such as office products.

Therefore, Buhrmann strongly believes that large companies are increasingly attracted to the use of a single-source supplier. This allows them to consolidate purchasing power and eliminate the internal costs associated with complex, multiple deliveries, multiple invoices and varied ordering procedures, uneven service levels and inconsistent product availability. It also allows them to compare purchasing patterns of departments, locations and business units with each other.

Major players in the industry, such as our Corporate Express business, therefore keep investing in extensive information technology, eCommerce and logistical infrastructures. The low value per order, high order volume, dispersed ordering points and multiple delivery locations that customers seek, require a sizeable fixed cost base that allow to deliver what has been requested. As a result, the eCommerce business model becomes increasingly attractive to customers.

Sales, marketing and customer relations
Corporate Express markets and sells its products and services to both contract and non-contract business customers through a network of account managers servicing national accounts and local sales representatives.

Back to Contents
Buhrmann	Chapter 2	15
2005 Annual Report and Form 20-F	4 About Buhrmann

The Company

Many contract customers enter into agreements setting service levels for certain products over a particular period, typically two to three years minimum after which contracts are often rolled over.

Corporate Express also provides its customers with customised billing and usage information. This helps customers to analyse and rationalise their ordering and usage of office supplies and to use such information for budgeting purposes.

Sourcing, assortment and supplier relations
In volume terms a large majority of the products are purchased directly from manufacturers, who deliver the products to Buhrmann’s distribution centres. Additionally, lower volume items are sourced from various types of wholesalers.

To optimise sourcing, Buhrmann’s sourcing strategy has been to establish preferential relations with certain suppliers with whom it can derive mutually attractive supply chain economics.

To further maximise its purchasing power, Buhrmann has been consolidating, and will continue to consolidate its purchases from key suppliers. This includes the sourcing of the office products sold under the private brand names of which ‘Corporate Express’ is the most important. Promoting the preferred supplier initiative increases the importance of Buhrmann to those suppliers. This leads to better pricing, lower sourcing costs and working capital and it results in long-term supplier relationships that benefit Buhrmann and its customers.

To optimise our merchanting activities we have created a new position, responsible for the development of our merchandising on a global scale. This should lead to more efficient sourcing of private brands, a more effective assortment of products with improved category management and an optimal mix of global and regional suppliers.

Like all companies, Buhrmann is subject to price changes for commodities, including energy. The Company’s contractual arrangements with customers generally allow cost increases to be passed through albeit subject to review respectively negotiation with the customers.

IT and logistics
Customers have access to Buhrmann’s product assortment through the online ordering system and printed catalogues, including some catalogues tailored for specific markets.

Orders are placed either over its proprietary eCommerce system or by traditional means such as telephone, fax or mail. Buhrmann’s larger distribution centres typically have over 10,000 stock keeping units. Orders for items in stock are routed to the appropriate distribution centre for order fulfilment. Where items are not part of the regular stock, orders are transmitted mostly via the electronic data interchange (EDI) to vendors or wholesalers for fulfilment.

Buhrmann is able to acquire most items unavailable in its own inventory on the same order cycle as those kept in stock. At shipment these are combined with the in-stock items. In North America the first time fill rate is over 98%; in Europe it is 95%.

Buhrmann’s advanced logistics system is the key to its efficient distribution network that allows for next-day delivery across its office products markets.

Buhrmann typically operates from a single regional distribution centre that generally supports multiple distribution breakpoints and satellite sales offices. A combination of owned vehicles and third-party delivery services are used to deliver office products.

Back to Contents
16	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Group Financial Review

Major events in 2005 and 2004
The Financial Review should be considered in light of the following, major events:

2005
On 31 March 2005, the repurchase was completed of all our issued and outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash. For funding this transaction, Buhrmann placed 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) with an aggregate principal amount of US$150 million in February 2005. Also a discounted rights issue of 39.3 million ordinary shares was executed successfully, raising €250 million in March 2005.

As the majority proportion of our activities is conducted in US dollars, our financial position, results of operations and cash flows as reported in euro were affected by the translation effects of the exchange rate of the US dollar to the euro. In 2005, the US dollar strengthened against the euro with the year end rate up 15%; the average exchange rate was equal to last year’s average exchange rate.

Some special items were recorded of which the restructuring of customer care and back-office activities in North America was the most significant.

2004
In the second and third quarter of 2004, changes to the capital structure were made. We repaid the US$350 million 12¼% Senior Subordinated Notes due 2009 (2009 Notes). We funded the repayment by issuing US$150 million of new 8¼% Senior Subordinated Notes due 2014 (2014 Notes), increasing the Term Loans under the Senior Facilities Agreement by US$125 million and using available liquidity in the Company.

Special items were recorded for restructuring activities in the Office Products Europe business segment.

Critical accounting policies and estimates
Our principal accounting policies are set out in Note 2 to our Financial Statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. If actual amounts or estimates are different than previously estimated, the revisions are included in the Company’s results for the period in which the revised amounts become known. The accounting policies and estimates that are most critical in determining the presentation of the financial condition and which require subjective or complex judgments from management are listed in Note 3 to our Financial Statements.

Our Financial Statements prepared in accordance with IFRS differ, in certain significant aspects, from US GAAP. For a discussion of the principal differences between IFRS and US GAAP, as they relate to us, and a reconciliation of net result and shareholders’ equity from IFRS to US GAAP for 2005 and 2004, please see Note 37 to our Financial Statements included in this Annual Report.

Net sales
Net sales for the Buhrmann Group were €5,890 million in 2005 compared to €5,553 million in 2004, an increase of 6.1%. At constant exchange rates the increase was 5.4%. Net sales on an organic basis increased 6%.

Key figures

				Change at
			Change	constant
in millions of euro, unless stated otherwise	2005	2004	in %	rates[1]

Net sales	5,890	5,553	6.1%	5.4%

Gross contribution	1,776	1,671	6.3%	5.6%

Operating expenses	(1,544)	(1,456)	6.0%	5.5%

Operating result	232	214	8.2%	6.7%

Gross contribution as a percentage of net sales	30.1%	30.1%

Operating expenses as a percentage of net sales	26.2%	26.2%

Operating result as a percentage of net sales	3.9%	3.9%

1 See ‘Use of non-GAAP financial measures’ on page 2.

Back to Contents
Buhrmann	Chapter 2	17
2005 Annual Report and Form 20-F	4 About Buhrmann

Group Financial Review

We increased our market share in the large account business segment, benefiting from our single- source supplier concept and continuing investments in advanced logistics and eCommerce solutions. Our mid-market initiative contributed positively to sales growth albeit to a lesser extent. The net sales growth has been supported by positive economic conditions in North America and Australia. In these markets sustained growth was underwritten by a gradual growth of white-collar employment.

In Office Products North America we experienced significant growth. In Office Products Australia we continued the roll-out of the single-source supplier model including extending it into the small and medium customer sector. Office Products Europe, despite challenging economic circumstances resumed sales growth, mainly as a result of new customer wins in the large account segment, notably in Germany and the United Kingdom. Net sales on an organic basis for ASAP Software increased 7% benefiting from its strong position in the provisioning of software licences to companies and institutions.

Demand for new printing presses from Graphic Systems increased but at a lower pace compared to previous cyclical recoveries. Graphic Systems continued its strategy to make sales less dependent on the economic cycle by offering customers a total solution to their printer-related supply needs.

The table presents a calculation, on an organic basis, of the development of net sales for the Group.

Gross contribution
In 2005, gross contribution developed in line with our net sales growth and increased 6.3%, from €1,671 million in 2004 to €1,776 million in 2005. At constant exchange rates the increase was 5.6%.

Competitive pressure reflected in margin erosion due to re-tendering and incentives attached to new customer contracts as well as a stronger growth in the large account segment (which experiences lower gross contribution margins) and a stronger growth in lower margin product categories (such as computer hardware and software and computer supplies), had a negative impact on gross contribution. However, despite these challenges, gross contribution as a percentage of net sales was stable at 30.1% which was due to the positive impact on gross contribution of our private brand, preferred supplier and global sourcing initiatives. Graphic Systems contributed positively to gross contribution as a percentage of net sales thanks to improved margins on machinery sales.

Operating result
Operating result of the Group increased 8.2% from €214 million in 2004 to €232 million in 2005. At constant exchange rates the increase was 6.7%. Operating result as percentage of net sales was stable at 3.9%.

The increase in operating result was due to the increase in gross contribution of 5.6% at constant exchange rates which was partially offset by an increase in operating expenses of 5.5% at constant exchange rates.

in millions of euro, unless stated otherwise	2005	2004	Change in %

Net sales	5,890	5,553

Effect of currency exchange rate movements		19

Net sales at constant exchange rates	5,890	5,572	5%

Acquisitions and divestments	(12)	18

Variation in the number of working days	24	–

Change to commission-based model at ASAP[1]	302	243

Net sales on an organic basis	6,204	5,833	6%

1 See Financial Review of ASAP Software on page 29.

Back to Contents
18	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Group Financial Review

Operating expenses increased mainly as a result of higher delivery expenses due to higher sales volumes and the impact of higher fuel expenses. Total share-based payment charges amounted to €7 million in 2005 (€6 million in 2004), largely allocated to the business segments. Corporate operating expenses, not allocated to the business segments, were €12 million in 2005 compared with €6 million in 2004. This increase was mainly due to higher consultancy fees such as for the implementation of Sarbanes-Oxley and charges following the rationalisation of our holding organisation.

Total operating expenses included an income of €18 million in 2005 and €15 million in 2004 related to the financing part (interest cost less expected return on plan assets) of the pension plan in the Netherlands, which is a defined benefit plan. Of this income approximately €16 million in 2005 and €13 million in 2004 is included in Corporate operating expenses relating to the inactive participants in this plan. The assumptions used to calculate the pension income and benefit obligations of this plan are listed in Note 20 to the Financial Statements. In 2005, we used a discount rate of 4.9% and in 2004 of 5.5% for this plan which resulted in an approximately €1 million lower interest expense in 2005 compared to 2004. Both in 2005 and 2004 we used a rate of expected return on plan assets of 7%. The amount of expected return on plan assets in the Statement of Income increased by €3 million in 2005 compared to 2004. This is due to the higher value of the plan assets at 31 December 2004 compared to 31 December 2003 which is the basis for calculating the expected return for 2005 and 2004, respectively. The actual return on the assets of the pension plan in the Netherlands was 15% in 2005 and 10% in 2004.

Special items included in operating expenses in 2005 and 2004
In 2005, in the Office Products North America business segment we recorded a €10 million charge for the centralisation of its local, administrative operations such as credit and collections, and customer care. A charge of €4 million was recorded in the Office Products North America business segment to settle, with the U.S. Department of Justice, allegations that Corporate Express Office Products submitted false claims in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreement Act.

In the Office Products Europe business segment, we recorded an expense of €8 million in 2005 for the further restructuring of the German copier and furniture business as well as some restructuring activities of Corporate Express Benelux.

In 2004, an expense of €5 million was recorded for the restructuring of the copier business in Germany and restructuring activities of Corporate Express Benelux.

Excluding these special items, operating expenses increased 4.4% at constant exchange rates and operating result increased 15.4% at the same basis.

No impairment of goodwill was recorded in 2005 or 2004.

Financing expenses; taxes; other financial items

in millions of euro	2005	2004

Financing expenses related to refinancing	(85)	(35)

Other financing expenses	(106)	(92)

Subsequent result from disposal of operations	5	6

Taxes on special items and special tax items	3	18

Other taxes	(28)	(5)

Total financial items	(210)	(107)

Back to Contents
Buhrmann	Chapter 2	19
2005 Annual Report and Form 20-F	4 About Buhrmann

Group Financial Review

Financing expenses related to refinancing
In 2005 and 2004, expenses were recorded relating to refinancing activities. In February 2005, Buhrmann placed the 2015 Notes, the proceeds of which were used to repurchase the Preference Shares C, together with a discounted rights issue which raised €250 million in March 2005. The expenses related to the placement of the 2015 Notes and the discounted rights issue have been recorded as a deduction from the proceeds and have not been recorded in the income statement. The repurchase of the Preference Shares C resulted in a charge of €85 million in 2005. This special item constitutes the difference between the value paid and the book value of the liability and conversion option which were both recorded as debt.

In 2004, we incurred a special item when we repaid our 2009 Notes which resulted in a charge of €35 million which consists of a premium paid to holders of the 2009 Notes of €27 million and a non-cash write-off of capitalised financing fees of €7 million. The expenses related to the placement of the 2014 Notes in 2004 have been recorded as a deduction from the proceeds and have not been recorded in the income statement.

Other financing expenses

in millions of euro	2005	2004

Cash interest expenses	(64)	(68)

Interest income	3	3

Dividend Preference Shares	(19)	(42)

Non-cash interest	(8)	(8)

Exchange results due to
translation of long-term
internal and external borrowings	(18)	23

Total other financing expenses	(106)	(92)

Non-cash interest includes amortisation cost of long-term borrowings, such as the imputed interest on the convertible, and amortisation of capitalised financing costs.

The exchange results in the table above are predominantly due to the Preference Shares C which are denominated in US dollar and translated into euro.

Dividend on Preference Shares decreased due to the repurchase of the Preference Shares C.

Subsequent result from disposal of operations
This concerns the (partial) release of provisions regarding contractual obligations relating to the disposal of operations in previous years and mainly relates in 2005 to the divestment of Kappa Packaging in 1998 and in 2004 to the sale of the paper merchanting division which took effect in 2003.

Taxes
Our operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

Buhrmann’s effective tax rate was 15% in 2005 and 4% in 2004. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and expenses related to the Preference Shares A and C, as these items are exempted from taxes (for a detailed calculation of the effective tax rate, see Note 12 to the Financial Statements).

In 2005 taxes included a €7 million benefit due to the further recognition of deferred tax assets.

In 2004, taxes included a benefit due to the release of tax provisions of €8 million as a result of finalised tax audits and the recognition of additional deferred tax assets. In 2004, a benefit was also included of €14 million related to the refinancing of the US$350 million 2009 Notes and a benefit of €6 million was included for the fiscal finalisation of the divestment of the paper merchanting division.

Net result

in millions of euro	2005	2004

Operating result	232	214

Total financial items	(211)	(107)

Net result	21	107

Attributable to:

– Holders of ordinary shares
Buhrmann NV	2	90

– Minority interests in Group companies	19	18

Back to Contents
20	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Group Financial Review

Minority interests represent the 46.9% (2004: 48.5%) at year end share of third parties in the net result of Corporate Express Australia Ltd.

On 18 April 2005, Corporate Express Australia completed its off-market share buy-back. A total of 6.3 million of its own shares were purchased for A$35 million. Buhrmann chose not to participate in the buy-back, thereby raising its interest in Corporate Express Australia to 53.1%.

Net result attributable to holders of ordinary shares
The net result of €2 million attributable to holders of ordinary shares Buhrmann NV in 2005 translates to basic earnings per share (eps) of €0.01.

Excluding the tax-adjusted impact of special items, exchange results due to translation of long-term internal and external borrowings as reported under net financing costs, and other adjustments, net result in 2005 would have amounted to €118 million, compared to €82 million in 2004, a 44% increase, representing €0.70 per ordinary share in 2005, compared to €0.57 in 2004.

After considering the nature of the special items and the exchange results due to the translation of long-term internal and external borrowings in determining the base used to calculate the dividend, a dividend has been proposed of €0.17 per share.

Liquidity
Buhrmann’s liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring. Buhrmann’s primary source of liquidity is cash generated from operations. The table sets forth the cash flow movements for the periods indicated.

		12 months	12 months
		ended	ended
		31 December	31 December
in millions of euro		2005	2004

A	Net cash provided by operating activities	232	276

B	Net cash used in investing activities	(86)	(85)

A+B	Cash flow available for financing activities	145	191

C	Net cash used in financing activities	(199)	(177)

A+B+C	Net cash flow	(54)	14

Net cash provided by operating activities
Operating result adjusted for non-cash items (such as depreciation of tangible fixed assets, amortisation of internally used software and intangible assets and additions/releases of provisions) was €31 million higher in 2005 compared to 2004.

Working capital increased by €51 million in 2005 in comparison with a reduction of €32 million in 2004 as a consequence of the growth of our business. However, as a percentage of net sales, working capital (four-quarter rolling average) could be kept stable at 8.4%.

Profit tax payments were €8 million higher and other operational payments (such as for restructuring) were €18 million lower in 2005 compared to 2004. Payments regarding the defined benefit pension plans of €9 million were slightly higher than in 2004 (€7 million).

The net effect was a decrease of €44 million in cash provided by operating activities from €276 million in 2004 to €232 million in 2005. At constant exchange rates the decrease was approximately the same.

Back to Contents
Buhrmann	Chapter 2	21
2005 Annual Report and Form 20-F	4 About Buhrmann

Group Financial Review

Net cash used in investing activities
Net capital expenditure of €65 million in 2005 was almost level with the spend in 2004: €63 million. A significant portion of our capital expenditure represents the development of information technology, eCommerce and logistics systems.

Cash related to acquisitions and divestments amounted to €22 million in 2005, almost the same amount as in 2004. In 2005, several small asset acquisitions were made in the Office Products North America business segment and in the Office Products Australia business segment.

The net effect was that cash used in investing activities in 2005 was almost the same as in 2004.

Net cash used in financing activities
In 2005, Buhrmann placed the 2015 Notes with an aggregate principal amount of US$150 million. The net proceeds of the 2015 Notes were US$142million, (€110 million) after deduction of transaction expenses. Buhrmann also executed a discounted rights issue which raised €238 million, after deduction of transaction expenses. The proceeds of the 2015 Notes and discounted rights issue were used to finance the repurchase of the Preference Shares C of US$520 million (€401 million).

In 2004, Buhrmann successfully tendered for the US$350 million 2009 Notes. The tender, including a premium of €27 million paid to holders who tendered their 2009 Notes, and the remaining 2009 Notes which were not tendered were funded by an issue of US$150 million of 2014 Notes, an increase of US$125 million of Term Loans and cash on hand of US$118 million. The refinancing in 2004 resulted in a reduction of long-term borrowings of €72 million.

Interest payments in 2005 were €4 million higher than in 2004. Interest payments decreased as a result of the redemption of the 2009 Notes in 2004 (which bore interest of 12.25%). However due to changes in the timing of the interest payments, among others due to the issue of the 2014 and 2015 Notes, the net effect on interest payments in 2005 was an increase of €4 million compared to 2004.

In both 2005 and 2004, Buhrmann paid cash dividends on its Preference Shares A of €11 million.

As Buhrmann paid the dividend on its Preference Shares C in kind in 2004 and repurchased all Preference Shares C in 2005, no cash dividends were declared for these shares.

In 2005, Buhrmann paid €12 million in dividends on its ordinary shares which is about 48% of the total dividend declared on ordinary shares. The balance was paid out as dividend in stock at the option of the shareholder. In 2004, the dividend on ordinary shares was paid entirely in additional ordinary shares.

Payments to minority shareholders were €31 million in 2005 and €8 million in 2004. This includes dividends paid to minority shareholders of Corporate Express Australia of €9 million in 2005 and €8 million in 2004 and in 2005 the buy-back by Corporate Express Australia of its own shares for €22 million in which Buhrmann did not participate.

Net cash flow
The resulting net cash flow was negative €54 million in 2005 compared to positive €14 million in 2004 which was reflected in the movements in net liquid funds.

Back to Contents
22	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Office Products North America

The business also continues to leverage its strong distribution channel to extend Corporate Express North America’s product range. We focus particularly on the facility and break room supplies market, which Corporate Express North America believes is significant in size. In 2005, double- digit growth was achieved. This growth was supplemented by the acquisition of the US$31 million sales, facility products distributor, Portsmouth Paper Company in November 2005.

Corporate Express North America is pursuing various sourcing initiatives including forming partnerships with key suppliers on a global basis in order to maximise purchasing power and expanding private brands. The aim is to increase sourcing potential, brand awareness and customer loyalty as well as to improve margins.

Competition
Corporate Express North America believes that customers in the office market prefer to deal with large value-added office products suppliers. These can provide the lowest total overall cost of managing their office products needs, high levels of service, convenience and rapid delivery. From this perspective, the largest competitors are the contract division of OfficeMax, Inc. and the business services divisions of Office Depot, Inc. and Staples, Inc. These businesses – and many smaller, often regional, office products distributors and other businesses which are penetrating the office products market – compete for and sell office products to many of the same kinds of customers as Corporate Express.

Corporate Express North America believes that it competes favourably with these companies on the basis of its customised and value-added services and the breadth of its product offerings.
Highlights in 2005
•	Gained market share in the large account segment
•	Range extension successful
•	High customer acceptance for private brand

Priorities for 2006
•	Mid-market sales growth to benefit from refocus
•	Centralisation customer care function
•	Extending product offerings

Web link www.corporateexpress.com

Introduction
Office Products North America comprises our operations in the United States and Canada excluding those of ASAP Software. Headquartered in Broomfield, Colorado all activities are under the Corporate Express banner, including our promotional marketing, document and print management (DPM) and our imaging and computer graphic supplies (ICGS) operations.

Corporate Express North America is a market leader, based on revenue, in the business-to-business market for office products and related services in North America. Corporate Express North America manages a dynamic assortment of about 50,000 items within approximately 180 locations, including 38 distribution centres. It operates approximately 1,100 dedicated delivery vehicles and has around 10,000 employees, including 1,400 sales representatives.

Execution of strategy
Corporate Express North America aims to consolidate its leading position in the large account business, which represents over 80% of sales. Additionally, the business is focused on further growing sales in the mid-market.

Key figures

				Change at
				constant
in millions of euro, unless stated otherwise	2005	2004	Change in %	rates[1]

Net sales	3,047	2,869	6.2%	5.7%

Gross contribution	1,054	991	6.4%	5.9%

Operating expenses	(911)	(849)	7.3%	6.9%

Operating result	143	141	0.9%	0.0%

Gross contribution as a percentage of net sales	34.6%	34.5%

Operating expenses as a percentage of net sales	29.9%	29.6%

Operating result as a percentage of net sales	4.7%	4.9%

1 See ‘Use of non-GAAP financial measures’ on page 2.

Back to Contents
Buhrmann	Chapter 2	23
2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Office Products North America

Financial review
Net sales
Net sales of Office Products North America increased 6.2%, from €2,869 million in 2004 to €3,047 million in 2005. At constant exchange rates the increase was 5.7%. On an organic basis, sales increased 6%.

Market conditions in North America remained healthy with more people at work and a higher average spend on office products per employee. All regions and product groups contributed to the sales growth of the Office Products North America business segment. The large account segment showed significant sales growth while the mid-market segment also contributed positively helped by our integrated sales teams initiative. The relatively strong sales growth in facility supplies, furniture and promotional marketing products reflect the success of our single-source supplier concept.

Our Corporate Express brands offering was well received. In 2005, private brands accounted for 25% of our office supplies, computer supplies and furniture sales, compared with 18% in 2004.

The table presents a calculation, on an organic basis, of the development of net sales.

in millions of euro,			Change
unless stated otherwise	2005	2004	in %

Net sales	3,047	2,869

Effect of currency
exchange rate movements	–	12

Net sales at constant
exchange rates	3,047	2,882	6%

Acquisitions and
divestments	(3)

Variation in the number
of working days	12	–

Net sales on an
organic basis	3,056	2,882	6%

Gross contribution
Gross contribution increased by 6.4% in line with net sales growth. As a percentage of net sales, gross contribution was slightly up at 34.6%.

Our private brands programme and preferred supplier initiative could offset competitive margin pressure due to re-tendering and incentives attached to new customer contracts, especially in the large account segment, combined with stronger sales growth in this segment which has lower gross contribution margins. Gross contribution margins were also negatively affected by higher shares of lower margin product categories such as computer supplies.

Operating result
Operating result benefited from the increased gross contribution as a result of higher sales volumes and our strategic initiatives. Operating expenses increased 7.3%. At constant exchange rates the increase was 6.9%.

The increase in operating expenses is mainly due to higher delivery expenses as a result of the higher sales volumes and also higher fuel expenses had a negative impact. In 2005, the Roadnet road management system was implemented. This system plans and executes delivery routes with greater efficiency, the full benefits of which we expect to see in 2006.

Operating expenses included incidental expenses, such as double running costs, related to the centralisation of back-office activities, amounting to €4 million.

Operating expenses included special items. In 2005, a €10 million charge relating to a further streamlining of the administrative operations, was recorded. Activities such as credit and collections and customer care are being centralised into a shared service operation in the Denver area.

In the fourth quarter of 2005, a charge of €4 million was recorded to settle with the Department of Justice, allegations that Corporate Express Office Products submitted false claims in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreement Act.

Excluding these charges, operating expenses increased 5.3% at constant exchange rates instead of 6.9%.

Operating result of the Office Products North America business segment improved slightly to €143 million, an increase of 0.9%. Excluding the aforementioned special items, operating result increased 10.6%; at constant rates the increase amounted to 9.7%.

Back to Contents
24	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Office Products Europe

targeting. For example, an international account management approach is frequently used for large international companies, while direct marketing is more appropriate for small office and home office operations.

Corporate Express Europe continues to harmonise its European business and operations. It is integrating its international account management systems in order to strengthen its position as a full-service supplier of office products and related services to businesses and institutions. Certain functions, like purchasing, international account management, international category management and eCommerce management, have been centralised on a European level in Amsterdam, the Netherlands.

Veenman introduced a private brand solution for the copier market. After reaching agreement with Konica Minolta, Veenman markets its products under the Linium® brand.

Competition
The office products industry in Europe is highly fragmented with no single company accounting for more than 10% of the total market. Corporate Express Europe offers a wide variety of products and services, and frequently competes against companies that focus on only a few products or categories of products within one or only a few countries or even regions. From a European perspective, Corporate Express’s principal competitors include Lyreco and Guilbert/Office Depot. In addition, Corporate Express faces competition from various direct marketing companies and, in many countries, relatively strong local distributors.

Highlights in 2005
•	Sales trend turned positive
•	Copier and furniture business in Germany being restructured
•	European functions centralised and strengthened

Priorities for 2006
•	Development o fmid-market programme
•	European sourcing initiative leveraging global relationships
•	Merchandising initiatives focused on product range management

Web link www.corporateexpress.info

Introduction
Office Products Europe is active in 13 countries. Business is mainly conducted under the name Corporate Express. Our document and copier division is known under the name Veenman and is only active in the Netherlands and Germany. Veenman contributes around 11% of the total net sales of Office Products Europe.

Corporate Express Europe operates from more than 100 locations in Austria, Belgium, Germany, France, Hungary, Ireland, Italy, Luxembourg, the Netherlands, Poland, Spain, Sweden and the United Kingdom, and employs almost 3,700 people. It has partnerships in the Baltic States, Denmark, Norway, Slovenia and Switzerland. Corporate Express’s head office is located in Amsterdam, the Netherlands.

Execution of strategy
Corporate Express Europe is focused on growing its business through a ‘differentiated sales approach’ whereby it tailors its sales strategy to the type of customer Corporate Express is

Key figures

				Change at
				constant
in millions of euro, unless stated otherwise	2005	2004	Change in %	rates[1]

Net sales	948	914	3.7%	3.9%

Gross contribution	309	307	0.6%	0.8%

Operating expenses	(309)	(311)	(0.6%)	(0.4%)

Operating result	(0)	(4)

Gross contribution as a percentage of net sales	32.6%	33.6%

Operating expenses as a percentage of net sales	32.6%	34.0%

Operating result as a percentage of net sales	(0.0%)	(0.4%)

1 See ‘Use of non-GAAP financial measures’ on page 2.

Back to Contents
Buhrmann	Chapter 2	25
2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Office Products Europe

Financial review
Net sales
In the Office Products Europe business segment, we saw resumption of net sales growth in 2005 despite challenging economic circumstances in Europe. Net sales increased from €914 million in 2004 to €948 million in 2005, an increase of 3.9% at constant exchange rates. On an organic basis, net sales increased 4%.

Corporate Express Germany and Corporate Express UK, two of the business segment’s main European operations, contributed mostly to the sales growth, mainly driven by large account wins and to a lesser extent, a better mid-market performance in Germany. Germany reported sales of €289 million and the UK of €150 million. Additionally, noteworthy sales growth was achieved in Austria, Sweden and Ireland. Corporate Express Benelux saw declining sales due to the discontinuation of low-margin contracts with wholesale customers; it recorded sales of €144 million. Sales of our private brands in Europe remained stable at 23% of our office supplies and computer supplies sales.

The product groups office supplies and furniture benefited from new customers, notably in Germany. Facility products showed strong sales growth but still from a low base. Veenman, again performed solidly in the Netherlands whereas in Germany its performance remained unsatisfactorily but is gradually improving.

The table presents a calculation, on an organic basis, of the development of net sales.

in millions of euro,			Change
unless stated otherwise	2005	2004	in %

Net sales	948	914

Effect of currency exchange rate movements	–	(6)

Net sales at constant exchange rates	948	908	4%

Variation in the number of working days	2	–

Net sales on an organic basis	950	908	4%

Gross contribution
Gross contribution improved only slightly as the contribution from higher sales volumes was offset by severe margin pressure due to re-tendering as well as unfavourable mix effects, both in products (higher share of computer supplies) and countries (strong sales in Germany where the gross contribution margins are lower). Gross contribution increased from €307 million in 2004 to €309 million in 2005, an increase of 0.8% at constant exchange rates. As a percentage of net sales, gross contribution declined from 33.6% to 32.6%.

Operating result
Operating result improved from a loss of €4 million in 2004 to almost break-even in 2005. Gross contribution improved slightly while operating expenses could be effectively controlled.

Operating expenses declined from €311 million in 2004 to €309 million in 2005, at constant exchange rates a decrease of 0.4%. Employee benefit expenses declined mainly as a result of the reduction of 3% in the number of full-time employees following the restructuring efforts. Delivery expenses increased due to higher sales volumes and the impact of higher fuel expenses.

In this business segment we recorded special charges both in 2005 and 2004 relating to continued restructuring and centralisation efforts.

In 2005, restructuring charges were recorded for the further restructuring of the German copier business along with the implementation of best practices from Veenman Netherlands necessary to improve operating performance. At the German furniture business, some locations are to be closed and furniture activities have been integrated with the office products activities to benefit from a lower cost base and a more efficient market approach. Finally, some restructuring activities of Corporate Express Benelux are included in the charge. Total charges amounted to €8 million.

In 2004, a charge of €5 million was recorded for restructuring activities in the Benelux and the copier business in Germany.

Excluding the above mentioned special charges, operating expenses declined by 1.3% at constant rates and operating result would have improved from €0 million to €7 million.

Back to Contents
26	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Office Products Australia

At year end, Buhrmann owned 53% of the issued share capital of Corporate Express Australia Ltd. The remaining 47% is as a free-float quoted on the Australian Stock Exchange (ASX).

Execution of strategy
Corporate Express Australia’s growth strategy is focused on being the single-source supplier of choice in order to gain a larger share of its customers’ business. The business will achieve this via expanding its product range and geographic coverage through organic growth and acquisitions. In 2005, seven companies were acquired generating annualised revenue of about €19 million. In addition, Corporate Express Australia continues to expand its customer base by focusing on mid-market customers.

Competition
Corporate Express Australia is a leading single-source distributor of office and business supplies in Australia and New Zealand. As a result of our single-source model we operate across many different business sectors in a fragmented market place. Competition therefore comes from a multitude of local distributors who focus on only a few products or categories of products and from international competitors such as OfficeMax or Lyreco who have sizeable companies in Australia.

Highlights in 2005
•	Continued high growth rates
•	Increased presence in mid-market
•	Further expansion in new product categories

Priorities for 2006
•	Continue roll-out of single-source supplier business model
•	Further expand mid- and small-customer segments
•	Project One Source to maximise business efficiency

Web link www.ce.com.au

Introduction
Office Products Australia is active in both Australia and New Zealand under the name Corporate Express. Corporate Express Australia is one of the largest providers of office products and related services in the region, based on revenue. Corporate Express Australia employs more than 2,300 staff and services customers from 45 locations. Corporate Express Australia’s head office is located in Rosebery, near Sydney.

Key figures

				Change at
				constant
in millions of euro, unless stated otherwise	2005	2004	Change in %	rates[1]

Net sales	701	596	17.6%	13.7%

Gross contribution	216	191	12.8%	9.0%

Operating expenses	(156)	(138)	13.7%	9.9%

Operating result	59	54	10.3%	6.6%

Gross contribution as a percentage of net sales	30.7%	32.1%

Operating expenses as a percentage of net sales	22.3%	23.1%

Operating result as a percentage of net sales	8.4%	9.0%

1	See ‘Use of non-GAAP financial measures’ on page 2.

Back to Contents
Buhrmann	Chapter 2	27
2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Office Products Australia

Financial review
Net sales
Net sales growth of 13.7% was realised in Australia and New Zealand in 2005 compared to 2004, measured at constant exchange rates. We maintained our strong performance in these markets as a leading full-service distributor, mainly due to our single-source business model with continued expansion in new product categories underpinned by an increasing presence in the mid-market. The focus is on a continuous roll-out of this business model across all customer segments. The acquisition of small- and medium-sized businesses has contributed to the net sales growth. On an organic basis, net sales growth was 10%.

The table presents a calculation, on an organic basis, of the development of net sales.

in millions of euro,			Change
unless stated otherwise	2005	2004	in %

Net sales	701	596

Effect of currency
exchange rate movements	–	14

Net sales at constant
exchange rates	701	610	14%

Acquisitions and
divestments	(9)	21

Variation in the number
of working days	3	–

Net sales on an
organic basis	694	631	10%

Gross contribution
Gross contribution improved from €191 million in 2004 to €216 million in 2005, an increase of 9.0% at constant exchange rates. Gross contribution as a percentage of net sales declined from 32.1% in 2004 to 30.7% in 2005 due to competitive pressure with lower margin levels following the re-tendering of customers as well as relatively strong sales growth in lower margin product groups such as computer hard- and software and computer supplies.

Operating result
Operating result increased 6.6% at constant exchange rates, from €54 million in 2004 to €59 million in 2005. Gross contribution increased 9.0% at constant exchange rates whereas operating expenses increased by 9.9%. Corporate Express Australia has started a number of initiatives, project ‘OneSource’, to reduce expenses and improve operational leverage. Operating expenses as a percentage of net sales declined from 23.1% in 2004 to 22.3% in 2005.

Back to Contents
28	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
ASAP Software

Execution of strategy
ASAP Software plans to expand by gaining market share in the segment of small- and medium-sized organisations and by penetrating new geographic markets, mostly in Europe.

It is also broadening its product range to include computer hardware and peripherals. ASAP Software expects that the effect of this change will be more pronounced in 2006. ASAP Software will further enhance its strong technological position by integrating its systems into a single worldwide application, introducing an enhanced eCommerce capability into new markets. We aim to expand the scope of our offering of management tools for monitoring software installation, utilisation and licensing (eSmart). Also services are being delivered to the publisher community through our License Technologies Group.

Competition
In respect of the packaged software market, one can distinguish between PC software publishers who support a direct or indirect model (i.e. making use of entities like our ASAP Software operations). In the indirect channel there is competition from a variety of different types of businesses including hardware companies selling their products with installed software. Regarding indirect software distribution similar to ASAP Software, we compete with many different entities, for example companies such as Spectrum, CDW and Softchoice.

Highlights in 2005
•	Extended its geographic coverage by opening additional field offices in Canada, Germany and France
•	Realised strong gains in asset management solution eSmart
•	Strengthened sales organisation
•
Priorities for 2006
•	Increase penetration in small- and medium-sized businesses
•	Expand sales in the higher margin IT service area
•	Invest in future growth opportunities: consultancy services and mid-market

Web link www.asap.com

Introduction
ASAP Software is a reseller of desktop software; hardware and related services to commercial and government markets. ASAP Software generates its sales predominantly in the United States but also has operations in Canada, France and Germany. Relatively its position is strongest in the large account segment. ASAP Software and Corporate Express are cross-selling each other’s products and services. ASAP Software supports software publishers’ processes for licensing, renewals and control of digital rights. ASAP Software’s main supplier is Microsoft Corp. ASAP Software’s expertise is complemented by the ability to offer computer hardware and peripherals through a network of vendors allowing ASAP Software to operate practically without stock.

Key figures

				Change at
				constant
in millions of euro, unless stated otherwise	2005	2004	Change in %	rates[1]

Net sales	773	765	1.1%	1.2%

Gross contribution	79	72	10.8%	10.9%

Operating expenses	(46)	(41)	12.8%	12.9%

Operating result	33	31	8.1%	8.2%

Gross contribution as a percentage of net sales	10.3%	9.4%

Operating expenses as a percentage of net sales	6.0%	5.4%

Operating result as a percentage of net sales	4.3%	4.0%

1 See ‘Use of non-GAAP financial measures’ on page 2.

Back to Contents
Buhrmann	Chapter 2	29
2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
ASAP Software

Financial review
Net sales
Reported net sales increased 1.2% at constant exchange rates in 2005 compared with 2004. ASAP Software recognises sales primarily on a ‘full’ basis, i.e. sales and cost of sales are recorded. However, increasingly the software publisher performs the billing and ASAP Software receives a commission, which is recognised at the gross contribution level and not as net sales. This continued shift from invoiced sales to a commission-based system has a negative effect on reported net sales but no effect on the profitability of this business. On an organic basis (which eliminates the effect of this change on net sales among others) net sales growth was 7% in 2005, which is calculated as shown in the table.

in millions of euro,			Change
unless stated otherwise	2005	2004	in %

Net sales	773	765

Effect of currency exchange rate movements	–	(1)

Net sales at constant exchange rates	773	764	1%

Change to commission-based model (‘imputed sales’)	302	243

Variation in the number of working days	4

Net (‘equivalent’) sales on an organic basis	1,079	1,007	7%

Gross contribution
Gross contribution increased to €79 million in 2005 from €72 million in 2004. At constant exchange rates, gross contribution increased 10.9%, in excess of sales growth partly due to the successful roll-out of some service products.

Operating result
Operating result improved from €31 million in 2004 to €33 million in 2005, an increase of 8.2% at constant exchange rates. While gross contribution grew at 10.9%, operating expenses at constant exchange rates increased faster, by 12.9%. ASAP Software is making investments to expand in the segment of small- and medium-sized organisations and by penetrating new geographic markets. As a consequence, the hiring of new sales people led to higher operating expenses.

Back to Contents
30	Buhrmann	Chapter 2
	2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Graphic Systems

Highlights in 2005
•	Order intake for machines trending upwards
•	Successful cost management
•	Internet ordering grew by 20%

Priorities for 2006
•	Wider range of equipment on sale
•	Capitalise on recovery in printing industry
•	Streamlining operations

Web link
www.buhrmanngraphics.info

Introduction
The operations forming Graphic Systems are collectively the largest independent distributor of industry-leading Heidelberg printing equipment. Graphic Systems is active in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. Graphic Systems offers its customers a full range of Heidelberg offset printing presses, together with digital pre-press equipment, such as scanners, computer-to-film, computer-to-plate equipment and finishing systems. It also sells products manufactured by a.o. Polar, BASF, Kodak and Polychrome Graphics. Graphic Systems offers customers a total solution in addition to their printer-related needs by also providing service, supplies and spare parts (Triple S strategy).

Graphic Systems maintains and services a large installed machine base and holds over 80,000 stock items in five spare parts warehouses in Europe. Graphic Systems offers some 4,000 different consumables, ranging from offset plates to printing inks.

Cyclicality
The printing industry experiences a relatively high cyclicality because a substantial part of its sales consist of investment goods. Such investment decisions are often subject to the prevailing economic conditions. In general, printing firms decide to invest in new printing equipment either to increase their capacity or to upgrade, due to economic obsolescence of existing equipment. The lead time between ordering and installing the equipment is generally a number of months.

Execution of strategy
Graphic Systems seeks to leverage its position as a supplier of printing equipment. In order to reduce cyclicality, Graphic Systems has developed and refined its Triple S strategy. This strategy, where Triple S stands for service, supplies and spare parts, aims to offer customers a total solution to their printer-related needs. This strategy also reinforces long-term relationships with Graphic Systems’ customers.

Key figures

in millions of euro, unless stated otherwise	2005	2004	Change in	%[1]

Net sales	421	409	3.0%

Gross contribution	119	111	7.3%

Operating expenses	(109)	(112)	(2.2%)

Operating result	9	(1)

Gross contribution as a percentage of net sales	28.2%	27.0%

Operating expenses as a percentage of net sales	25.9%	27.3%

Operating result as a percentage of net sales	2.2%	(0.3%)

1	In the Graphic Systems business segment the changes at constant exchange rates are the same as in actual rates, as the business is only conducted in euro.

Back to Contents
Buhrmann	Chapter 2	31
2005 Annual Report and Form 20-F	4 About Buhrmann

Overview of Business Segments
Graphic Systems

Graphic Systems continues to encourage our customers to convert their ordering of supplies from traditional forms to the more efficient and simpler internet model. All product lines are available through our online ordering system E-BITE. Supplies sales via the E-BITE system rose to 36% on average in 2005.

Customers in all our markets continue to experience cautious spending on graphics production. The upturn in print advertising has been slower than in previous cycles. Graphic Systems expects that a reduction in the number of commercial printing companies will continue to take place.

Industry overview
The market for graphic systems comprises three categories: (i) printing systems hardware; (ii) service contracts; and (iii) consumables and software. In 2005 65% of the industry’s sales were attributable to hardware, and 35% of sales resulted from providing services, supplies and spare parts.

The emergence of new technologies has led to more streamlined and integrated printing processes. The application of these new technologies allows information to be transferred directly from computers to print-plates and via the printer to the finishing equipment where the cutting, folding and binding takes place.

A major trade show for the graphic arts industry, DRUPA, is held once every four years. DRUPA is a showcase for new technology and usually results in increased orders. The most recent DRUPA was held in May 2004.

Competition
Competition in this market is primarily driven by product quality, pricing, service and sales coverage. Buhrmann believes it has a strong advantage over its competitors in all of these areas.

Good customer database management and knowledge of complex printing processes, combined with high-quality service and equipment, provide entrance barriers in these markets.

The supplies market (film, plates and ink) is more fragmented and characterised by many small orders that need to be delivered on very short notice.

Financial review
Net sales
Net sales increased by 3.0%, from €409 million in 2004 to €421 million in 2005. Market conditions in the graphic arts industry improved gradually but at a lower pace compared to previous cyclical recoveries in this market. Order intake in 2005 improved in line with the cycle providing a healthy order book at the start of 2006.

The table presents a calculation, on an organic basis, of the development of net sales.

in millions of euro,			Change
unless stated otherwise	2005	2004	in %

Net sales	421	409

Effect of currency exchange rate movements	–	–

Net sales at constant exchange rates	421	409	3%

Acquisitions and divestments		(4)

Variation in the number of working days	2	–

Net sales on an organic basis	423	405	4%

Gross contribution
Gross contribution was €119 million in 2005 compared with €111 million in 2004, an increase of 7.3%. As a percentage of net sales, gross contribution improved from 27.0% in 2004 to 28.2% in 2005 as a result of improved margins on machinery sales.

Operating result
Operating result improved strongly from a loss of €1 million in 2004 to a profit of €9 million in 2005. Higher sales and higher margins have contributed to this improvement. Furthermore, Graphic Systems could reduce its operating cost level by 2.2% as a result of effective cost control and a 9% lower number of full-time employees.

Back to Contents

32

4 Chapter 3

Corporate Responsibilities

	33	Our People
	36	Business Principles

Back to Contents
Buhrmann	Chapter 3	33
2005 Annual Report and Form 20-F	4 Corporate Responsibilities

Our People

Providing a positive work environment by:
•	Maintaining a workplace where all employees feel valued and are able to perform to their full potential
•	Providing a fair and harmonious working environment for all employees
•	Making it a priority to eliminate discrimination in all forms, including harassment and bullying
•	Employing and assessing employees based solely on their skills and competence and the objective qualifications necessary to perform their job
•	Supporting our employees in their development
•	Meeting or exceeding the relevant statutory standards that govern the health and safety of employees and third parties visiting our workplace
•	Adopting a strong stance against workplace violence

Web link www.buhrmann.com

Our People
Buhrmann employs almost 18,000 people worldwide, covering 18 countries. As with any service-oriented business, the quality of our people is critical to our success. We regard our employees as an essential part of our foundation and future, so we invest as such.

Our policy is to employ well-qualified and motivated people, irrespective of gender, race, religion or any other criterion, which is covered by our non-discrimination policy. The Company has been forced by circumstances to make a number of restructurings and reduce total headcount. We are able to report that these have progressed smoothly and without disruption, which is testament to our open and fair approach to employee relations overall.

We have introduced a number of new or updated policies concerning equal opportunities, harassment and grievance procedures.

We are increasingly conscious of the gender mix within the Company. Overall, 41% of our employees are female. Importantly, in broadly defined ‘management’ positions, of which we have approximately 2,000, almost 30% of these are held by women. However, we have set ourselves targets to improve this position, and through our succession planning and development processes, we can be confident that we will progressively move forward, also at very senior levels.

Given our role as a sales- and marketing-driven company, it is no surprise that a large proportion of our employees are customer-facing, in field and inside selling positions. Also given our substantial logistics infrastructure, this is the second most important function of our employees.

Job function	% of employees

Direct and indirect selling	45

Warehouse, delivery and technical service	36

General and administration, of which:

Finance	6

ICT	4

Purchasing	4

Executive/corporate/others	5

The age and service profiles of our employees varies noticeably by geography, reflecting different levels of maturity and growth in our operations. In relatively fast-growing businesses, such as Australia, we see profiles skewed towards younger employees with shorter service, while our well-established graphic business has a relatively older composition.

Back to Contents
34	Buhrmann	Chapter 3
	2005 Annual Report and Form 20-F	4 Corporate Responsibilities

Our People

Age	% of employees

Below 30	18

30 to 39	31

40 to 49	31

Over 50	20

Years of service	% of employees

Less than 5	46

5 to 10	27

10 to 20	19

Over 20	8

Training and development programmes operate at all levels in Buhrmann, as we seek to provide employees with both the skills necessary to fulfil their present jobs effectively, and the opportunities to demonstrate their capability to progress to more demanding positions. We have begun to monitor the quantum of training undertaken and will report this in future years.

In the management training area, we continue our successful ‘Buhrmann Academy’ programme. The Academy targets all levels of Buhrmann management, so that learning and development opportunities are provided across a wide spectrum. In 2005, 160 European managers participated in a total of nine programmes aimed at providing the skills to improve execution of Company strategy. Programmes were focused on leadership development, people management skills, selling skills, supply chain management, finance skills and change management.

Succession planning and the associated process for management development requires annual input by managers at all operations so we have visibility of potential successors to all management team positions in each operation and country. In addition, a structured annual performance review process has been installed, which assists in identifying individual development needs and opportunities.

Building from operations upwards, the Executive Board reviews annually the potential for succession to the top 250 positions within the Company while the Supervisory Board reviews annually the top 50 positions. We have set targets that at least 70% of these top positions will be filled by internal candidates, when openings arise, and have achieved this level for the past two years. In addition, we have a target that at least 45 of the top 50 positions will have one identified successor, and that 20 of them will have at least two choices. We believe that our disciplined and systematic approach will secure the future leadership talent that will be central to the Company’s progress.

We have progressively introduced employee attitude surveys, as a regular feature in the Company. In 2005, 30 surveys were conducted in our North American, European and Australian operations, covering more than 50% of employees. These surveys provided a wealth of valuable information about our strengths and weaknesses as an organisation.They also provide an effective focus for dialogue between managers and their employees. Survey results indicate global strengths in such areas as understanding of the job, results expected and Company goals, the work environment and understanding customer needs. However, we see opportunities to provide more frequent internal communication, and use of a wider range of channels.

Back to Contents
Buhrmann	Chapter 3	35
2005 Annual Report and Form 20-F	4 Corporate Responsibilities

Our People

Relations with Works Councils at the local level, and with the Buhrmann European Works Council, continue to be effective and fruitful. Both the European and Netherlands Works Council meetings are routinely attended by our Chief Executive Officer, and the senior Group Human Resources staff. Collective agreements with relevant trade unions (where there exists a local agreement) are respected, and Buhrmann remains fully supportive of the rights of free association of its employees.

Health and safety
The pursuit of a safe and healthy working environment is a key goal of our management, and all operating companies have safety policies and procedures which meet or exceed the requirements of the jurisdiction where they are based.

At the Annual General Meeting of Shareholders in April 2005, we committed to developing a Company-wide reporting scheme aimed at disclosing our safety performance, and through this monitoring, to set standards of performance and improvements. We have adopted measurements based on the number of lost time injuries, the injury severity rate (being the average number of days lost per injury), and the lost time injury frequency rate, which is the number of lost time injuries divided by total hours worked, multiplied by one million.

The results for 2005 are based on individual reports which cover 95% of our total employees. We will increase the coverage in 2006, and work to ensure that all data is collected and recorded in the same way. There is a relatively wide spread of performances across our operations, which implies that we have the opportunity to improve the poorer performers, and hence the overall outcome.

To pursue this, we will progressively step up our monitoring of safety, and ensure that best practices are adopted across the Company, and that safety training is effective.

2005

Numbers of lost time injuries	343

Injury severity rate (average)	8 days

Lost time injury frequency rate	8

While no injury at work is acceptable, we also must recognise that a significant number of our employees (approximately 30%) are either driving delivery trucks, or are salesmen with cars, and therefore often exposed to risks which are not directly under our control. We are pleased that none of the injuries reported has resulted in a fatality.

Back to Contents
36	Buhrmann	Chapter 3
	2005 Annual Report and Form 20-F	4 Corporate Responsibilities

Business Principles

Business Principles
A comprehensive Code of Conduct has been in force within Buhrmann for well over a decade. Our Business Principles and Code of Ethics applies to all employees within the Company and governs the way we do business. These principles help us ensure high levels of customer service, the basis on which we relate to our suppliers, and the respect with which we treat our employees. The full text of our Business Principles and Code of Ethics can be downloaded from www.buhrmann.com.

Buhrmann has enrolled as an ‘Organisational Stakeholder’ in the Global Reporting Initiative (GRI), and we aim progressively to expand our reporting to our stakeholders, following the guidelines of GRI. This process has been initiated in 2005, and we expect it will take a number of years before we can claim that we are reporting fully ‘in accordance’ with the GRI guidelines. This results from the need to harmonise definitions across all of our operations, test the validity of data collected, and install appropriate processes to establish continuous improvement and effective monitoring. This can be considered akin to a financial reporting system, to the extent that we need to have full confidence in the validity of the reports we see, and that the standards we set ourselves can be properly measured and met.

Environment
Buhrmann is a supplier of office products, desktop software and a distributor of graphic equipment and related services. As such we do not manufacture so our footprint in the world is relatively light compared to others. There are two impacts which we consider – the products which we source from our suppliers and which we offer to our customers, and the impact of our own operations. Concerning products and our suppliers, we have issued a supplier compliance policy which requires our suppliers to comply with all applicable laws and regulations in respect of protecting the environment,and to provide us with a copy of their own environmental compliance policy. Additionally, this policy requires suppliers to operate in compliance with labour laws, rights of employees to free association, and health and safety regulations.

Ultimately, our customers decide what are the important features of the products they purchase. We do our utmost to supply them with a wide choice of environmentally acceptable products, and a clear explanation of the nature of these products.

Minimising the environmental impact of our own operations makes sound business sense. Corporate Express catalogues for instance, are printed with environmentally friendly ink on recycled paper. In North America we collected and recycled over 350 tons of catalogues. We invest in fuel-efficient delivery vehicles and maintain an up-to-date fleet. The increasing use of sophisticated route-planning software minimises distances travelled.

Operations participate actively in local business groups to share best practice, including larger-scale national activities aimed at promoting effective recycling, and certification of environmentally sensitive practices.

Community involvement
For more than a century we have recognised that the interests of Buhrmann and all its stakeholders are mutually dependent. We are selective in choosing the projects we provide with support, as we believe that we can make a bigger impact for the organisations involved through focused contributions. Our Business Principles and Code of Ethics clearly excludes making payments to political parties and organisations, or to their representatives.

Our community involvement reflects the way we operate. In 2005 virtually every Buhrmann business sponsored, supported or in some other way contributed to initiatives on a local, regional, national or global level. In 2005, the range and scale of activities by our operations and people exceeded anything seen in prior years. While our people continue to give freely of their time and energy to support hundreds of worthwhile local causes, two major events attracted remarkable support. The Asian tsunami and hurricane Katrina stimulated an enormous range of charitable activities, fundraising and donations across the Company, in addition to the many regular activities in which we participate.

At a corporate level, Buhrmann continued to support a number of initiatives in the preservation of cultural heritage, performing arts, disaster relief and health care. Our Divisions also support several different non-profit organisations and projects on a national and local level. During the year many directed their enthusiasm, passion, commitment and personal time to the benefit of a broad range of charities in child welfare, education, natural disastersand health care. Employees are encouraged to make charitable contributions to their local communities. The fact that so many do, speaks volumes for the culture of our businesses: a culture that embodies teamwork, a can-do attitude and a sense of community.

Back to Contents

37

4 Chapter 4

Corporate Governance

38	Introduction
38	Executive Board
39	Supervisory Board
42	Regulations Concerning Transactions in Securities
42	The (General Meeting of) Shareholders
44	The Audit of Financial Reporting and
the Position of the Auditor
45	NYSE Listing Standards

Back to Contents

38	Buhrmann	Chapter 4
	2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

Introduction
We endorse the importance of good corporate governance, which is understood to include honest and transparent actions on the part of management, correct supervision of this corporate governance and the acceptance of responsibility for the supervision. We apply the Dutch Corporate Governance Code (the Code), which was published by the Corporate Governance Commission on 9 December 2003, almost completely and endorse all principles thereof. The following paragraphs outline our corporate governance structure and explained which best practice provisions of the Code are not applied.

The Executive Board and the Supervisory Board are responsible for considering the interests of our shareholders and other capital providers, employees, customers and suppliers. In doing this we strive to create shareholder value in the long-term.

The corporate governance principles we employ are contained in the By-Laws Supervisory Board, the By-Laws Executive Board, the Charters of the Committees of the Supervisory Board, the Business Principles and Code of Ethics, the Policy on the External Auditor Independence and Services, and in the Regulations regarding Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members. These documents are posted on the web site of the Company (www.buhrmann.com). They will be reviewed and if necessary amended from time to time.

In the General Meeting of Shareholders (AGM) held on 29 April 2004, the Executive Board and the Supervisory Board gave account of the corporate governance structure of the Company. In the AGM held on 14 April 2005 the changes made after the AGM in 2004 were discussed. Although no formal vote was cast, it appeared that the corporate governance structure met the approval of this shareholders’ meeting.

Since the AGM of 2005 one amendment has been made to the corporate governance structure. The provision regarding the number of members of the Supervisory Board that may not be independent, has changed. The Company now applies the Code also in this respect (see page 39 and 40).

Material amendments to the corporate governance structure will be submitted to the General Shareholders’ Meeting for consideration.

Executive Board
The Executive Board at 31 December 2005 comprised:
Frans H.J. Koffrie, President and CEO
George Dean
Mark Hoffman
Floris F. Waller, CFO

For the biographies of the members of the Executive Board, see page 8.

Role and procedure
The Executive Board is responsible for managing the Company, which includes among other things responsibility for determining and achieving the objectives of the Company, the strategy and policies, the development of results and a sound personnel policy. The Executive Board reports on these matters to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board focuses on the interests of the Company, taking into consideration the interests of its stakeholders. The Executive Board provides the Supervisory Board with all the information necessary for the exercise of its duties in a timely fashion.

The Executive Board is responsible for compliance with all relevant legislation and regulations, managing the risks attached to the Company’s activities and the financing of the Company. The Executive Board reports on these matters to the Supervisory Board and the Audit Committee and gives account of the internal risk management and control systems.

The current members of the Executive Board are appointed indefinitely with the exception of Mr Hoffman, who has a contract of service until the end of 2008 (see Remuneration Report page 56). Buhrmann is of the opinion that these appointments cannot be changed unilaterally by the Company into fixed-term positions. As a matter of course, the performance of individual members of the Executive Board is reviewed annually by the Supervisory Board. New members of the Executive Board will be appointed for a term of four years, provided that market circumstances so permit.

Determination and disclosure of remuneration
The principal points of the report from the Supervisory Board on the remuneration of the members of the Executive Board are included in the Remuneration Report incorporated in the Annual Report (see page 52 to 61). The Remuneration

Back to Contents
Buhrmann	Chapter 4	39
2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

Report also contains the information about the amount and structure of the compensation of the individual Executive Board members. The remuneration policy, presented in the Remuneration Report has been adopted by the General Meeting of Shareholders held on 29 April 2004. Any material amendments to the remuneration policy will be submitted for adoption to the General Meeting of Shareholders.

The determination of the remuneration for each individual Executive Board member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Compensation, Nominating and Corporate Governance Committee. This delegation applies for one year and its renewal will be reviewed each year by the Supervisory Board.

The remuneration structure, including severance pay, aims to support the interests of the Company in the medium- and long-term, incites Board members to act in the interests of the Company and not in their own interests and does not ‘reward’ Board members upon termination of their employment (see Remuneration policy on page 53 to 57).

Severance pay
The current contracts with the members of the Executive Board determine that if employment is terminated in the event of an acquisition of the Company or actual control passes into other hands (‘change of control’), or in the case of reorganisation, termination of the Company’s activities or in comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board member concerned, a fixed severance payment will be made.

In such cases, compensation will be paid in the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract with Mr Hoffman) and the pension accumulation over the period of three years, (two years in the case of the contract with Mr Hoffman), will continue. We believe that this provision ensures that the Executive Board can fully concentrate on the interests of the Company and those associated with the Company when evaluating a possible merger, acquisition or reorganisation.

As regards other situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of the case should be taken into consideration, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of the severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Code. The performance by a Board member of his duties will in any event be an important factor.

Conflicts of interest
It is our policy to avoid any conflict of interest or apparent conflict of interest between the Company and members of the Executive Board. Decisions to engage in transactions in which conflicting interests of Executive Board members are involved, which are of material significance for the Company and/or for the members of the Executive Board concerned, require the approval of the Supervisory Board.

Supervisory Board
The Supervisory Board at 31 December 2005
comprised:
Paul C. van den Hoek, Chairman
Aad G. Jacobs, Vice Chairman
Gilles Izeboud (as from 14 April 2005)
Ben J. Noteboom (as from 14 April 2005)
Jan Peelen
Gert H. Smit

(Messrs John J. Hannan and Steven W. Barnes resigned from the Supervisory Board as from 31 March 2005. Mr Zwartendijk resigned from the Supervisory Board as from the AGM of 14 April 2005.)

For the biographies of the members of the Supervisory Board, see page 51.

It is the Supervisory Board’s responsibility to supervise the policy of the Executive Board and the general affairs of Buhrmann as well as to assist the Executive Board by providing advice. In doing so, the Supervisory Board is guided by the interests of the Company and the relevant interests of the Company’s stakeholders.

Independence
The Supervisory Board is composed of persons such that the members can act critically and independently of one another, and of the management and any particular interest. All members of the Supervisory Board are independent as defined in the By-Laws of the Supervisory Board, and none of the Supervisory Board members have a material relationship with the Company.

Back to Contents
40	Buhrmann	Chapter 4
	2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

The provision in the By-Laws of the Supervisory Board regarding the independence of members of the Supervisory Board has been amended during the reporting year. The amended provision determines that a maximum of one member of the Supervisory Board shall not be independent as defined in the By-Laws. Previously the provision determined that a majority of Board members shall be independent, as holders of the Company’s Preference Shares C had the right to propose for nomination two members of the Supervisory Board. The two members of the Supervisory Board appointed pursuant to this right could not be considered independent. As the Preference Shares C have been repurchased by the Company (see Material contracts on page 163) and subsequently have been converted into ordinary shares, best practice provision III.2.1 of the Code has now been applied.

Where the Code, in its definition of independence in clause III.2.2, refers to holding a certain interest in the capital of Buhrmann, the Company will start from the potential voting right of the person or entity holding such interest.

Expertise and composition
The qualification requirements for individual members of the Supervisory Board and the requirements for the composition of the Supervisory Board are regulated in the profile of the Supervisory Board and provide that every Supervisory Board member should be qualified to assess the broad outlines of the overall policy of Buhrmann and should have the specific expertise that is necessary for the fulfilment of his duty, as described in the profile of the Supervisory Board. The By-Laws of the Supervisory Board further provide that the Supervisory Board should be composed in such a way that it can carry out its duties properly and that the reappointment of a Supervisory Board member will only take place after careful consideration.

We do not apply the maximum of five board memberships in Dutch listed companies for members of the Supervisory Board as recommended by the Code. Instead, the By-Laws of the Supervisory Board determine that a Supervisory Board member should limit the number and nature of his other positions so as to ensure due performance of his duties as a Supervisory Board member. This topic is considered in the annual evaluation of the functioning of the Board. Our opinion is that the qualitative criterion we apply is a better standard than a limit on the number of board memberships, as is advised by the Code, as the amount of time involved in board membership in a company can vary greatly and the availability of a board member is not exclusively dependent on the number of companies where he is a member of the Supervisory Board.

Members of the Supervisory Board are appointed for a period of four years. As of 1 January 2004, a new reappointment schedule has been drawn up, on the assumption that Board members may in principle serve a maximum of three terms of four years each on the Board.

Role of the Chairman of the Supervisory Board and the Company Secretary
The Chairman of the Supervisory Board should determine the agenda and chair the meetings of the Supervisory Board, monitor the satisfactory functioning of the Board and its Committees, arrange for the adequate provision of information to the Board members, ensure that there is sufficient time for making decisions, arrange for the introduction and training programmes for Supervisory Board members, act on behalf of the Supervisory Board as the main contact for the Executive Board, initiate the evaluation of the functioning of the Supervisory Board and the Executive Board and as Chairman ensure the orderly and efficient conduct of the General Meeting of Shareholders. In this role the Chairman of the Supervisory Board will be assisted by the Company Secretary.

Composition and role of the Committees of the Supervisory Board
Without prejudice to its own responsibility pursuant to Dutch law, the Articles of Association and the By-Laws of the Supervisory Board, the Supervisory Board has formed an Audit Committee and a Compensation, Nominating and Corporate Governance Committee (‘CNCG Committee’), each consisting of at least three members of the Supervisory Board. Aside from the specific mandates given the Committees pursuant to their respective Charters, the overall task of these Committees is in general to prepare the foundation to support decision-making processes of the Supervisory Board. In its report the Supervisory Board reports on the duties of the Committees that have been carried out in the financial reporting year.

The Supervisory Board can delegate decisions concerning the execution of policies adopted by it to its Committees. This delegated authority should

Back to Contents
Buhrmann	Chapter 4	41
2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

in all cases be limited to a maximum of one year with the possibility of renewal and the respective Committee should report to the Supervisory Board the decisions it has made on the basis of such delegation.

Audit Committee
The Audit Committee at 31 December 2005 comprised:
Mr Aad G. Jacobs, Chairman
Mr Gilles Izeboud
Mr Gert Smit

All members are qualified as financial experts as defined in the Audit Committee Charter.

The purpose of the Audit Committee is to assist the Supervisory Board in its oversight responsibilities concerning, among other things:

–	the Company’s accounting and financial reporting practice, policies and procedures (including judgements and estimates, significant reporting issues, material adjustments and the robustness of the processes);
–	the quality of its internal control systems and risk assessment (understanding the risks the Company is exposed to and how they are effectively dealt with, reviews of assessments of the external auditor and oversight of the internal audit function);
–	the quality of the disclosure controls and procedures;
–	the integrity of the financial statements; and
–	the performance of and evaluation of the working relationship with the external auditor.

The meetings of the Audit Committee are attended by the Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit and the external auditor, among others. The Chief Executive Officer will attend the meetings whenever deemed appropriate by the Audit Committee or by himself.

The Audit Committee has a delegated authority to take independent decisions about the approval of the ‘non-audit services’ as set forth in the ‘Policy on the External Auditor Independence and Services’. Considering their major interest to the Company, matters concerning Buhrmann’s financing are discussed integrally in the meetings of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee)
Members of the CNCG Committee at 31 December 2005 were:
Mr Paul C. van den Hoek, Chairman
Mr Ben J. Noteboom
Mr Jan Peelen

The CNCG Committee is tasked to assist the Board with, among other things, drafting the remuneration policy for members of the Executive Board, drafting the Remuneration Report, making proposals with respect to the remuneration of individual members of the Executive Board, reviewing share-based compensation schemes, assessing the composition and performance of the Executive Board and the Supervisory Board and advising on selection criteria and appointment procedures, reviewing the succession plan, evaluation process, selection criteria and appointment procedures and compensation structure of the Company’s top management, and advising on the development and implementation of corporate governance guidelines.

Given the size of the Supervisory Board, it was decided to combine the tasks in the area of the Board nomination and remuneration policy and the corporate governance policy into one Committee. The Supervisory Board considers it important that the Chairman of the Supervisory Board occupies himself intensively with the appointment and reappointment of members of the Supervisory Board and the Executive Board and with the corporate governance structure, two of three areas that are part of the Committee’s duty. For this reason, this Committee is chaired by the Chairman of the Supervisory Board. However, the CNCG Committee Charter does determine that the CNCG Committee cannot be chaired by a member of the Supervisory Board who is a member of an executive board of another Dutch listed company or who is a former member of the Executive Board of the Company.

Remuneration of the Supervisory Board
The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. The remuneration for a Supervisory Board member does not depend on our results. The Remuneration Report (see page 52) contains information on the level and structure of the remuneration for the individual Supervisory Board members.

Back to Contents
42	Buhrmann	Chapter 4
	2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

Conflicts of interest
Pursuant to the By-Laws of the Supervisory Board, every form and appearance of conflict of interest between Buhrmann and the Supervisory Board should be avoided. Decisions to engage in transactions in which interests of Board members play a role, which have a material significance for the Company and/or for the Board members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for decision-making concerning the handling of conflicts of interest of members of the Executive Board and Supervisory Board, major shareholders and the external auditor in relation to the Company.

Regulations concerning ownership of and transactions in securities
The Regulations regarding the Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members (‘the Regulations’) concern the ownership of and transactions in securities in companies listed in the Netherlands, other than Buhrmann. We do not apply the Code in as far as it provides that at least once a quarter all Board members need to give notice to the Compliance Officer of the Company of any changes in their holdings of securities in Dutch listed companies. We believe that applying these provisions would create a cumbersome administrative burden. Buhrmann Board members, in carrying out their tasks, do not generally receive price-sensitive information about other Dutch listed companies. Furthermore, as all Board members have the responsibility to behave ethically and to comply with applicable law and regulations, they will in any case be restricted from trading in shares in companies about which they possess price-sensitive information. The regulations are posted on our web site.

The ownership of shares in the capital of Buhrmann NV by the members of the Executive Board is for long-term investment.

The (General Meeting of) Shareholders
Powers
Good corporate governance assumes full participation of shareholders in the decision-making process in the General Meeting of Shareholders. It is in the Company’s interest that as many shareholders as possible participate in the decision-making process in the General Meeting of Shareholders. We shall, insofar as possible, enable the shareholders to vote by proxy and to communicate with all other shareholders.

Buhrmann was one of the founders of the Stichting Communicatiekanaal Aandeelhouders (Shareholders’ Communication Channel Foundation or Communication Channel) in 1998. The Communication Channel offers participating shareholders the opportunity to cast their vote without personally being present or represented in the General Meeting of Shareholders and may also be used by (groups of) shareholders for proxy solicitation.

The General Meeting of Shareholders should be able to exert such influence on the policy of the Executive Board and the Supervisory Board of the Company that it plays a full role in the system of ‘checks and balances’ in the Company.

Decisions of the Executive Board on a major change in the identity or the character of the Company are submitted for approval by the General Meeting of Shareholders. For example, Buhrmann called an Extraordinary General Meeting of Shareholders in October 2003, to ask for the shareholders’ approval for the sale of the paper merchanting division. In March 2005 an Extraordinary General Meeting of Shareholders was called to ask approval for the repurchase of the Preference Shares C and related financing issues.

The most important powers of the General Meeting of Shareholders of Buhrmann NV are:

–	Adoption of financial statements, including appropriation of the results.
–	Determination of dividend in accordance with the provisions of the Articles of Association.
–	Granting discharge to the Executive Board and the Supervisory Board.
–	Appointment, suspension and dismissal of the members of the Executive Board and the Supervisory Board.
–	Adoption of the remuneration policy for the Executive Board.
–	Determination of the remuneration for the members of the Supervisory Board.
–	Approval of the share option plan.
–	Appointment and dismissal of the external auditor.
–	Delegation for a specified period to the Executive Board of the right to issue shares and to take up shares (option rights).
–	Amendment of the Articles of Association based on the proposal by the Executive Board.
–	Authorisation to the Executive Board for the Company to purchase own shares.

Back to Contents
Buhrmann	Chapter 4	43
2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

Furthermore, any substantial amendment to the corporate governance structure and amendments to the Policy on Additions to Reserves and Dividends will be presented to the General Meeting of Shareholders.

The right to place an item on the agenda
Shareholders can request the Executive Board or Supervisory Board to place certain items on the agenda of the General Meeting of Shareholders. These requests are granted if they:
i	are submitted at least 60 days preceding the General Meeting of Shareholders by
ii	shareholders, who, on their own or together, represent at least 1% of our issued capital or whose shares on the date of the announcement of the meeting have a market value of at least €10,000,000 and
iii	assuming that there are no important interests of the Company that could prevent them being placed on the agenda.

Appointment of Executive Board and Supervisory Board
The appointment of members of the Executive Board and of the Supervisory Board shall be made on a non-binding nomination of the Supervisory Board.

A resolution of the General Meeting to approve of an appointment in accordance with a nomination by the Supervisory Board shall require an absolute majority of the votes cast. In the event a candidate nominated by the Supervisory Board is not appointed by the General Meeting of Shareholders, the Supervisory Board will nominate a new candidate. Shareholders who have the right to place an item on the agenda of the General Meeting of Shareholders are also entitled to nominate a candidate. A resolution of the General Meeting to appoint a member of the Executive Board or of the Supervisory Board other than in accordance with a nomination by the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital. At a General Meeting of Shareholders, votes can only be cast for candidates named in the agenda of the meeting or explanatory notes thereto.

The General Meeting of Shareholders may decide to suspend or remove a member of the Executive Board or of the Supervisory Board. A resolution of the General Meeting of Shareholders to suspend or remove a Board member other than in accordance with a proposal of the Supervisory Board, shall require an absolute majority of the votes cast representing more than one-third of the issued capital.

Depositary receipts for shares
Depositary receipts have been issued only for Preference Shares A, by the Stichting Administratiekantoor Preferente Aandelen Buhrmann, (‘Trust Office’), who has taken all Preference Shares A into administration. All best practice provisions of the Code concerning depositary receipts have been applied. We go beyond the provision of the Code with respect to the appointment of the members of the Board of the Trust Office. Where the Code recommends that they shall be appointed by the Trust Office and that the meeting of holders of depositary receipts may make recommendations for these appointments, which recommendations are not binding, the holders of depositary receipts of Preference Shares A have the right to appoint two out of five Board members. The other three Board members are appointed by the Trust Office. The voting rights on Preference Shares A are restricted in such a way that they are commensurate to their economic value in comparison to that of ordinary shares.

For a detailed description of the rights attached to the Preference Shares A and the depositary receipts of Preference Shares A, see the chapter ‘Description of Share Capital and Articles of Association’ (page 153).

In 2005 a meeting of holders of depositary receipts of Preference Shares A was held. In this meeting the Board of the Trust Office explained the changes made to the corporate governance practice of the Trust Office. At this meeting, the holders of depositary receipts expressed their confidence in the Board of the Trust Office.

Provision of information
In accordance with the Dutch Market Abuse Act Buhrmann will ensure that any price-sensitive information – information that is concrete and has not publicly been disclosed and whose disclosure might significantly affect the Company’s share price – will be disclosed without delay to the general public in the form of a press release that will be disseminated over two or more major wire services, at least one international and one national daily newspaper and placement on the Buhrmann web site. To determine what information is of a material nature and could therefore constitute price-sensitive non-public information Buhrmann will act in accordance with the Explanatory Memorandum accompanying the Market Abuse Act, the explanatory brochure of the Netherlands Authority Financial Markets (AFM) and the SEC’s Regulation Fair Disclosure but also apply its good judgement and experience when and if appropriate.

Back to Contents
44	Buhrmann	Chapter 4
	2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

Price-sensitive information that has been publicly released by Buhrmann or is already in the public domain may be discussed by spokespersons designated by the Company on an individual or selective basis. However, if the provision of such information is regarded by Buhrmann to be of interest to the general public, for instance at an Annual General Shareholders Meeting or a quarterly earnings, or analyst presentation, Buhrmann will make this information available for general dissemination through a conference call, web cast or a presentation which will be broadcast live on a medium that will allow the public, without charge, to receive the information provided by Buhrmann. Following such an event, presentations will be posted on the Buhrmann web site and, to the extent reasonably possible, provision will be made for an audio replay to be available for a certain period thereafter.

In the ordinary course of business, designated spokespersons regularly communicate with outside parties such as media or securities industry professionals in one-on-one meetings, group meetings, site visits or industry conferences, to provide them with relevant information to enable them to gain better insight into the Company. Buhrmann adheres to the policy that at such meetings price-sensitive non-public information should not be discussed or disclosed in any way or form. Buhrmann will provide analysts and investors fair access to company information and management within the limits of its time and resources. Under no circumstances will Buhrmann compromise the independence of analysts or investors in relation to the Company, irrespective of their recommendation on Buhrmann stock or a decision to buy or sell Buhrmann stock.

To prevent inadvertent disclosure of price-sensitive information Buhrmann has imposed upon itself ‘closed periods’ in the weeks prior to an upcoming results announcement, during which it will not engage in any discussion or participate in any kind of meeting with the general public, media or securities industry professionals in which one could reasonably expect that price-sensitive non-public information could be discussed.

The audit of the financial reporting and the position of the internal audit function and of the external auditor
Financial reporting
The Executive Board is responsible for the quality and completeness of the financial information that is made public. It is the duty of the Supervisory Board to see to it that the Executive Board fulfils this responsibility. In this respect reference is made to the paragraphs concerning the risk control framework in the chapter Other Financial Information (page 67 to 69).

Role, appointment, remuneration and assessment of the functioning of the external auditor
The external auditor is appointed annually by the General Meeting of Shareholders. The Supervisory Board shall nominate a candidate, for which purpose both the Audit Committee and the Executive Board advise the Supervisory Board. The remuneration for the external auditor is approved by the Supervisory Board as proposed by the Audit Committee after consultation with the Executive Board. The approval of the assignment of non-audit services to the external auditor has been delegated to the Audit Committee for a period of one year, which delegated authority may be renewed by the Supervisory Board.

External auditors’ fees and services
In 2005 and 2004, Buhrmann paid to PricewaterhouseCoopers Accountants N.V., our principal accountant, the following fees:

in millions of euro	2005	2004

Audit fees	4.4	4.5

Audit-related fees	2.1	1.6

Tax fees	0.2	0.1

All other fees	0.0	0.2

Total fees	6.7	6.4

Audit-related fees in 2005 mainly related to the issue of the 2015 Notes and services regarding compliance with the rules relating to internal controls over financial reporting as adopted by the SEC under the Sarbanes-Oxley Act. Tax fees related to compliance services.

Back to Contents
Buhrmann	Chapter 4	45
2005 Annual Report and Form 20-F	4 Corporate Governance

Corporate Governance

Policy regarding external auditor independence and services
Buhrmann has established a policy addressing the independence of its external auditors and the provision of services by its external auditors. Pursuant to the Buhrmann Policy regarding External Auditor Independence and Services which is posted on our web site, the Company’s external auditors may only provide certain permissible audit services, audit-related services and non-audit services that have been preapproved by the Audit Committee (except as otherwise set forth below). The Audit Committee annually reviews the list of permissible preapproved services and may add or subtract services from the list from time to time.

In 2005, all audit fees and audit-related fees originating from PricewaterhouseCoopers Accountants N.V. were preapproved by the Audit Committee in accordance with the preapproval policy.

The non-audit fees, mainly tax fees, originating from PricewaterhouseCoopers Accountants N.V., included in all other fees in the table above, were not preapproved as the aggregate amount of these services was less than €250,000 in 2005.

Relationship and communication of the external auditor with the bodies of the Company
The external auditor attends the meeting of the Supervisory Board in which the financial statements are approved and shall in principle attend all meetings of the Audit Committee. The external auditor simultaneously reports its findings concerning the audit of the financial statements to the Executive Board, the Supervisory Board and the Audit Committee.

Internal audit function
The internal auditor operates under the responsibility of the Executive Board.

NYSE Listing Standards
We are listed on the New York Stock Exchange, and certain of the NYSE corporate governance rules applicable to listed domestic U.S. companies do not apply to listed non-U.S. companies. In particular, the following sets forth the significant ways in which Buhrmann’s corporate governance practices differ from those followed by listed domestic U.S. companies under NYSE listing standards:

–	Buhrmann has a two-tier board structure, consisting of a Supervisory Board of currently six members, and an Executive Board of currently four members.
–	Our Supervisory Board is entirely composed of independent directors, with the determination of independence being based upon whether a Supervisory Director has any direct or indirect material relationships with Buhrmann. The definition of independence, which is included in the By-Laws of the Supervisory Board, does not encompass a number of additional independence tests required under NYSE rules for listed domestic U.S.companies.
–	The goal and tasks of the Audit Committee are described in this chapter on page 41and in the Charter of the Audit Committee which is also published on our website. We may not meet certain additional requirements for audit committees that the NYSE mandates for listed domestic U.S. companies.

Back to Contents

46

4 Chapter 5

Report of the Supervisory Board

	47	Introduction
	47	Supervision and Advice
	48	Composition of the Supervisory Board
and the Executive Board
	48	Independence
	48	Schedule of Attendance of the
Supervisory Board and Committees
	49	Committees of the Supervisory Board
	50	Corporate Governance
	50	Remuneration Report
	50	Financial Statements and Dividend Proposal
	50	Discharge
	50	People
	50	Looking ahead
	51	Biographies Supervisory Board

Back to Contents
Buhrmann	Chapter 5	47
2005 Annual Report and Form 20-F	4 Report of the Supervisory Board

Report of the Supervisory Board

Introduction
In 2005, the Company has continued to improve results. Sales growth proved sustainable, notably in the large accounts segment. In the mid-market segment the Board is confident that management has chosen the right approach.

The Company has again increased its product range of private brands and in 2005 continued to expand its product offering to customers beyond the traditional office products range, with the aim to become a single-source supplier for its customers. The Board believes that in doing so the Company has successfully delivered on its strategy in the past year.

The financial structure improved as a result of the repurchase of the Preference Shares C from two venture capital groups. After this transaction we were able to improve our corporate governance structure by changing the provision regarding the independence of members of the Supervisory Board to apply the best practice provision of the Dutch Corporate Governance Code (see the section Composition of the Supervisory Board and the Executive Board below).

A continued focus on working capital and cost control has further improved the capital structure. Centralisation efforts in Corporate Express North America and Office Products Europe improve operational efficiency and thereby the Company’s service level. Moreover, such projects may contribute to reduce the cost level.

Supervision and Advice
During the reporting year the Supervisory Board met seven times. In the meetings, special attention was given to the capital structure of the Company, notably a repurchase of the Preference Shares C in the first quarter, which was financed by a rights issue, a new high yield bond and cash on hand.

We also discussed and approved a proposal of the Executive Board to further centralise Corporate Express North America’s administrative operations in order to drive cost efficiencies and streamline operations as well as improve the service offered to customers.

The implementation of a central merchandising function for all global office products activities, the Company’s approach to the mid-market and generally the course of business as well as the progress of the Company to deliver on its strategy and key performance indicators, were discussed with the Executive Board on a regular basis. Management of the North American and Australian operations made presentations to us on a wide variety of subjects relevant to their respective businesses, including strategy and course of business during our two-day ‘on-site’ meeting in North America. With management of the European Office Products business we discussed strategy and measures to improve certain underperforming businesses.

We reviewed and discussed management development and succession planning and agreed that progress had been made by the Company. Regular reports from the Audit Committee and the Compensation, Nominating and Corporate Governance Committee were received and discussed. We reviewed and approved a number of acquisitions in the Office Products Divisions. We also reviewed the relationship between the external auditor and the Company and discussed reports of the Executive Board and Audit Committee on its functioning. The main conclusions of this assessment were positive, and will be shared with the General Meeting of Shareholders to be held on 13 April 2006. At the beginning of the year, we discussed the draft Annual Report 2004.

In the absence of the Executive Board we discussed the functioning of the Executive Board and its individual members. Our conclusions were that the composition of the Executive Board is adequate and that each of the members is suited to his tasks and responsibilities. We also concluded that the division of responsibilities among the members of the Executive Board was balanced and that the functioning of the Executive Board as well as that of the individual members was satisfactory. We did not introduce changes in the composition of the Executive Board.

We also discussed our own functioning and that of the Committees of the Board while taking into account our profile, composition and the competencies of each of the members of the Supervisory Board. In particular we discussed the composition of the Supervisory Board after the resignation of Messrs Hannan and Barnes who are both U.S. citizens. Given the importance of the North American activities of the Company, we considered that the Board should be strengthened with members having experience with U.S. markets and businesses. As reflected in the schedule of attendance below, the attendance of current members of the Supervisory Board to the meetings of the Board and the Committees was proper. All members of the Board gave evidence of a strong

Back to Contents
48	Buhrmann	Chapter 5
	2005 Annual Report and Form 20-F	4 Report of the Supervisory Board

Report of the Supervisory Board

engagement with the Company and the Board concluded that the co-operation in the reporting year was productive and constructive. The meetings of the Board give room to an open exchange of thoughts resulting in balanced decision making for which the Board can carry collective responsibility.

Composition of the Supervisory Board and the Executive Board
During the reporting year the composition of the Supervisory Board was as follows:

Mr P.C. van den Hoek (Chairman), Mr S.W. Barnes (until 31 March 2005), Mr J.J. Hannan (until 31 March 2005), Mr G. Izeboud (from 14 April 2005), Mr A.G. Jacobs, Mr B.J. Noteboom (from 14 April 2005), Mr J. Peelen, Mr G.H. Smit and Mr R. Zwartendijk (until 14 April 2005). For the biographies of the members of the Supervisory Board, please refer to page 51.

Messrs J.J. Hannan and S.W. Barnes resigned from the Board on 31 March 2005, upon the finalisation of the repurchase of Preference Shares C by the Company. In accordance with agreements with two U.S. venture capital groups, Apollo Management IV, L.P. and Bain Capital, LLC, at the issue of Preference Shares C, Messrs Hannan and Barnes had been nominees in the Supervisory Board, representing Apollo and Bain, as long as Apollo and Bain retained 75% of their original interest in Preference Shares C.

The General Meeting of Shareholders held in April 2005 reappointed Mr G.H. Smit for a new term of four years. In the same meeting Messrs G. Izeboud and B.J. Noteboom were appointed members of the Supervisory Board. They received an introduction organised by the Company in consultation with the Chairman.

By virtue of the Board’s schedule of retirement, Mr J. Peelen will resign after the General Meeting of Shareholders to be held on 13 April 2006. Mr Peelen has advised the Board that he is available for reappointment. Mr Jacobs has indicated that, on account of reaching the age of 70 in 2006, he wishes to resign after the General Meeting of Shareholders in April. Mr Jacobs, currently Vice-

Chairman of the Board and Chairman of the Audit Committee, served eight years on the Supervisory Board and rendered outstanding services to Buhrmann, for which we owe him great thankfulness.

The Board will propose to the General Meeting of Shareholders in April to appoint Mr F.L.V. Meysman as a new member of the Supervisory Board. Mr Meysman, a Belgian citizen, has worked in executive management positions for U.S. public corporations in several countries, among which the U.S., for a succession of years, and brings the required experience with U.S. markets and businesses.

During the reporting year there were no changes in the composition of the Executive Board.

Independence
All members of the Supervisory Board in its composition as at 31 December 2005 may be considered independent as defined in the By-Laws Supervisory Board.

Schedule of Attendance of the Supervisory Board and Committees
During 2005 the Supervisory Board met seven times.

	Supervisory	Audit	CNCG
Supervisory	Board	Committee	Committee
Board members	meetings (7)	meetings (6)	meetings (4)
P.C. Van den Hoek	7	n/a	4

A.G. Jacobs	7	6	n/a

S.W. Barnes[1]	1	n/a	n/a

J.J. Hannan[1]	0	n/a	n/a

G. Izeboud[2]	4	4	n/a

B.J. Noteboom[2]	4	n/a	3

J. Peelen[3]	7	3	4

G.H. Smit	7	6	n/a

R. Zwartendijk[4]	3	n/a	1

1	Messrs Barnes and Hannan resigned from the Supervisory Board as at 31 March 2005.
2	Messrs Izeboud and Noteboom were appointed members of the Supervisory Board in the AGM of 14 April 2005.
3	Mr Peelen resigned as member of the Audit Committee as from 1 July 2005.
4	Mr Zwartendijk resigned from the Supervisory Board at the AGM of 14 April 2005, at the end of his term.

Back to Contents
Buhrmann	Chapter 5	49
2005 Annual Report and Form 20-F	4 Report of the Supervisory Board

Report of the Supervisory Board

Committees of the Supervisory Board
Without prejudice to its own responsibility, the Supervisory Board has formed two Committees, i.e. the Audit Committee and the Compensation, Nominating and Corporate Governance Committee (CNCG Committee), each consisting of members of the Board.

The purpose of both Committees is described in the Chapter Corporate Governance on page 37 to 45.

Audit Committee
In 2005 the Audit Committee paid attention to the implementation of IFRS and the projects aiming to achieve compliance with the Sarbanes-Oxley Act, in particular the requirements of section 404 of this Act. It concerns extensive activities in the area of internal control over financial reporting for which the Executive Board sought advice and support from a number of external experts. Also in the area of risk management, the usual assessment was made of the risks for the Company and particular attention was given to ICT business continuity and disaster recovery programmes. Good progress has been made. Finally the Audit Committee discussed with the CEO and CFO their certification (pursuant to section 302 of the Sarbanes-Oxley Act) of the Annual Report 2004 and agreed on the conclusions that the Annual Report fairly presented in all material respects the financial condition, results of operations and cash flows of the Company and that no untrue statements of a material fact were included and no material facts were omitted that could make the report misleading.

The Audit Committee reviewed the quarterly and annual results and particular attention was paid to special items and critical accounting policies as well as reports of the Disclosure Committee. The Audit Committee reviewed and discussed reports from the external auditor on the Company’s financial reporting as well as follow-up actions by management.

The audit scope and approach, independence and fees of the external auditor were discussed and an extensive assessment was made of its performance, and of the relationship between the external auditor and the Company. The appointment of the new lead partner was approved.

The tax and pension position of the Company were reviewed and discussed as well as the report of the internal audit function on the control status of the operating companies. With the Director Internal Audit, the Audit Committee also discussed his planning and resources for 2006.

The analysis of the fair enterprise value of the Company at the cash-generating unit level was discussed with management and the external auditor to determine the possible impairment under both IFRS and US GAAP and the Audit Committee agreed with its conclusions that an impairment of goodwill in 2005 is not appropriate.

During the reporting year the composition of the Audit Committee has been as follows:

Mr A.G. Jacobs (Chairman), Mr J. Peelen (until 1 July 2005), Mr G.H. Smit, Mr G. Izeboud (from 1 July 2005), who according to the Supervisory Board may all be qualified as ‘financial experts’ as defined in the Audit Committee Charter. During the reporting year, the Audit Committee met six times. All meetings were attended by the external auditor as well as representatives from management and the financial function. The Audit Committee also had regular, brief discussions with the external auditor in the absence of management.

In 2005 the Audit Committee received training on certain technical aspects of internal controls in the light of U.S. Securities laws. This training was organised by the Company with the help of outside advisers.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee)
In its meetings during 2005 the CNCG Committee paid special attention to executive remuneration. It spoke extensively about several modalities of executive long-term and short-term compensation and resolved that at present no changes were required to the existing system as such. Changes were discussed and made to certain elements of the long-term cash incentive plan available to senior executives in North America. The Committee also discussed the implications of changes in Dutch legislation that alter the fiscal climate in which the current pension promises to the Dutch-based members of the Executive Board were made.

Back to Contents
50	Buhrmann	Chapter 5
	2005 Annual Report and Form 20-F	4 Report of the Supervisory Board

Report of the Supervisory Board

It obtained outside expert advice and concluded to adjust the current pension arrangements for these Executive Board members at no additional cost for the Company. Amendments to the contract of the U.S.-based Board member were also discussed and agreed. For a description of the amendments, see the Remuneration Report on page 52 to 61. Long-term and short-term bonus targets for members of the Executive Board were determined for 2005 as well as the extent to which targets set for 2004 had been achieved.

The CNCG Committee reviewed and discussed a succession plan and the performance review structure for top management of the Company.

It also discussed corporate governance issues, particularly whether changes needed to be made to the corporate governance structure of the Company in the light of national and international developments. It proposed to change the provision regarding independence of Supervisory Board members (for a description please refer to the Corporate Governance chapter on page 40.

During the reporting year the CNCG Committee met four times. The CNCG Committee consisted of Mr P.C. van den Hoek (Chairman), Mr J. Peelen, Mr R. Zwartendijk (until his resignation from the Board in April 2005) and Mr B.J. Noteboom (as from 1 July 2005).

Corporate Governance
The corporate governance structure of Buhrmann is described in the chapter Corporate Governance on page 37 to 45. We endorse all principles and apply almost all of the best practice provisions of the Dutch Corporate Governance Code (the Code). All exceptions to the Code have been disclosed in the above mentioned Corporate Governance chapter. The corporate governance structure of the Company has been discussed with the General Meeting of Shareholders in April 2005.

Remuneration Report
The Remuneration Report forms part of and is incorporated in the Report of the Supervisory Board. During the reporting year no changes were made to the remuneration policy. Changes to the remuneration policy for members of the Executive Board concerning long-term and short-term incentives will be discussed in the General Meeting of Shareholders to be held on 13 April 2006.

Financial Statements and Dividend Proposal
The Annual Report at hand has been prepared by the Executive Board and consists of the Consolidated Financial Statements, the Financial Statements of Buhrmann NV and the management report of the past financial year. The financial statements have been audited by PricewaterhouseCoopers Accountants N.V. You will find the auditors’ report on page 160 of this report.

We have reviewed and can agree with these reports and will accordingly recommend their adoption to the General Meeting of Shareholders to be held on 13 April 2006.

The dividend proposal to the General Meeting of Shareholders, which is consistent with the dividend policy of the Company, is included in the Annual Report on page 159. The dividend will be paid either in cash or in new ordinary shares at the option of the shareholder.

Discharge
We also propose that the General Meeting of Shareholders, in accordance with Article 32, Paragraph 2 of the Articles of Association, discharges the Executive Board from management as carried out in the financial year and the Supervisory Board from its supervision of the same.

People
It follows from the nature of the activities of Buhrmann, that its success or failure is largely dependent on the quality, expertise and devotion of its people. All members of the Supervisory Board are convinced of this starting point and encourage that this value receives due attention in the policy of the Company. The Board also promotes that due notice is given to training and development on the job. The Board expresses its sincere thankfulness to the Company’s employees for their commitment to Buhrmann.

Looking ahead
We believe that the Company is fit and ready to reinforce its competitive position through further growth, possibly by making acquisitions if and when they are expected to bring shareholder value.

Supervisory Board
Amsterdam, 23 February 2006

Back to Contents
Buhrmann	Chapter 5	51
2005 Annual Report and Form 20-F	4 Report of the Supervisory Board

Biographies Supervisory Board

1 Paul C. van den Hoek 1939, Chairman Position: Barrister in Amsterdam (Stibbe). Nationality: Dutch. Appointed in 1993, current term of office until 2008. Supervisory directorships: AON Groep Nederland B.V. (Chairman), ASM International N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V. (Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), Wavin B.V. (Chairman), Euronext Amsterdam N.V.

2 Aad G. Jacobs 1936, Vice Chairman
Previous position: Chairman of the Executive Board of ING Groep N.V. Nationality: Dutch. Appointed in 1998, current term of office will end in 2006. Supervisory directorships: N.V. Royal Dutch Shell plc (Chairman), VNU N.V. (Chairman), ING Groep N.V., Johan Enschedé B.V. (Chairman), SBM Offshore N.V. (Vice Chairman), Imtech N.V. (Chairman).

3 Gilles Izeboud 1942
Previous position: Board member of PriceWaterhouseCoopers. Nationality: Dutch. Appointed in 2005, current term of office until 2009. Supervisory directorships: Robeco Groep N.V., Robeco N.V., Rolinco N.V., Rorento N.V., ConQuaestor BV, ENDEX European Derivatives Exchange NV.

4 Ben J. Noteboom 1958
Current position: CEO Randstad Holding nv. Nationality: Dutch. Appointed in 2005, current term of office until 2009. Supervisory directorships: none.

5 Jan Peelen 1940
Previous position: Member Executive Committee of Unilever and member of Unilever Board. Nationality: Dutch. Appointed in 1999, current term of office until 2006. Supervisory directorships: VVAA Groep B.V. (Chairman), Koninklijke Friesland Foods N.V., Arcadis N.V., Albron B.V.

6 Gert H. Smit 1948
Previous position: Chairman of the Executive Board of Vedior N.V. Principal position: Managing Director TriFinance Holding B.V. Nationality: Dutch. Appointed in 1998, current term of office until 2009. Supervisory directorships: Transavia Airlines C.V., Endemol N.V., Martin Schilder Holding B.V. (Chairman), M.S.J. Beheer B.V. (Chairman), UnivéRegio+ (Chairman).

Messrs Steven W. Barnes, John J. Hannan and Rob Zwartendijk resigned from the Supervisory Board in the course of the reporting year.

Back to Contents

52

4 Chapter 6

Remuneration Report

	53	Remuneration Policy
	58	Remuneration Executive Board and Supervisory Board 2005

Back to Contents
Buhrmann	Chapter 6	53
2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

This report of the Supervisory Board sets out the remuneration policy for the Executive Board. It also provides details of the remuneration in the reporting year of members of the Executive Board and the Supervisory Board.

Remuneration Policy
Procedure
The remuneration policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee (CNCG Committee). The tasks and responsibilities of the CNCG Committee are described in the Corporate Governance section (page 41). The remuneration policy was adopted in the Annual General Meeting of Shareholders held on 29 April 2004. Any material amendments to the policy shall be submitted to the General Meeting of Shareholders. In the reporting year, no material changes were made to the remuneration policy.

Determination of the remuneration for each individual Executive Board member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the CNCG Committee. Pursuant to this delegation of authority, and acting within the principles of the remuneration policy, the CNCG Committee determines the remuneration packages for the members of the Executive Board, including base salary, pension rights, annual bonus and long-term cash incentive awards, grants of share options and any severance payments. The CNCG Committee may make decisions which reflect special circumstances and make remuneration alterations which will be explained in the next Annual Report. The CNCG Committee does not retain remuneration consultants but seeks professional advice from external advisers as and when required.

Objective
The objective of the remuneration policy for members of the Executive Board is to attract and retain qualified and expert Executive Board members with an international outlook and motivate them to perform in such a way that the value of Buhrmann is enhanced. Remuneration of the Executive Board is aimed at balancing short-term operational performance with the longer-term objective of creating sustainable value and growth. Variable pay is a significant part of the total remuneration package for the members of the Executive Board.

Reward structure
The total remuneration package for members of the Executive Board consists of:
–	base salary;
–	annual performance bonus;
–	long-term cash incentive plan;
–	share option plan;
–	pension arrangements;
–	other benefits and allowances.

Levels of remuneration are reviewed annually taking account of competitive levels of remuneration according to relevant industry comparisons. From time to time the CNCG Committee will seek expert advice on remuneration levels.

The details of the remuneration packages of members of the Executive Board are as follows:

Base salary
The base salary for members of the Executive Board is set at a market competitive level, using industry survey data provided by outside remuneration advisers. Where a member of the Executive Board resides outside the Netherlands, benchmark salary levels are referenced for the relevant markets, currently being Europe and North America.

Back to Contents
54	Buhrmann	Chapter 6
	2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

Annual performance bonus
Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets determined at the beginning of each calendar year. Bonus levels for the Executive Board may range from 0% to 75% of base salary. The targets are set to be challenging and to reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share.

For the Chief Executive Officer, Chief Financial Officer and the other European-based Board members, the bonus targets may be a combination of the performance of the total Group, Division-based targets and individual targets. The bonus of the North American-based Executive Board member entirely relates to the performance of Buhrmann’s North American business and includes an over achievement bonus range for above-target performance. The targets for 2005 are described on page 58. Specific targets are not disclosed for reasons of commercial confidentiality.

At the end of each financial year the CNCG Committee measures the results against the targets set. The amount of the annual bonus is then calculated and is payable after the finalisation of the audited accounts of the financial year in question. The CNCG Committee has the right to change targets as a result of unforeseen circumstances and it may also decide to grant a special award for special circumstances if such is justified in the opinion of the Committee. Such measures will be accounted for in the Annual Report.

Long-term cash incentive plan
In addition to the annual bonus plan, the North American-based Executive Board member participates in a long-term cash incentive plan designed specifically for the senior management of the Office Products North America Division. Under the long-term incentive plan 2003–2005, a bonus of up to 2.5 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets. In the event of an overachievement of the target, the long-term cash incentive payment may be increased to up to 3.125 times base salary. Other members of the Executive Board do not participate in the long-term cash incentive plan.

Share option plan
Buhrmann operates a share option plan, the ‘Buhrmann Incentive Plan’, which aims to focus senior management on the growth of long-term sustainable value for shareholders. A varying number (300 to 400) of senior managers participates and includes the members of the Executive Board. The allocation of the share options granted to the individual Executive Board members is determined annually by the CNCG Committee and the aggregate number of options granted to members of the Executive Board in any year shall not exceed 20% of the total number of options granted in that year.

The exercise price for option rights granted is the closing price of Buhrmann ordinary shares on the first trading day on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice.

The options granted up to and including 2002 have a term of five years. From 2003, the options have a term of seven years. All options vest after three years, provided, in the case of options granted as from 2004, that the performance condition is met.

At the Annual General Shareholders’ meeting held in 2004, shareholders approved the adoption of a new share option plan. Pursuant to this new Buhrmann Incentive Plan, the number of options granted is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date.

Back to Contents
Buhrmann	Chapter 6	55
2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

The performance of the Company is measured by the concept of total shareholder return, or TSR. Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, the performance of the Company’s shares against other companies’ shares can be compared over the relevant (three-year) period. Using the TSR peer group ranking as a performance indicator demonstrates a clear link between the reward provided and the investment growth enjoyed by our shareholders (in comparison to that enjoyed by investors in the defined peer group companies).

The financial performance of the Company, as measured by TSR, is compared to the TSR of a peer group of up to12 companies. The criteria for a company to fit within this peer group include, among other things, that such company (i) be in the same or similar industry as Buhrmann; (ii) have a comparable business model to Buhrmann; (iii) be listed or traded on a major stock exchange; (iv) have a certain minimum market capitalisation; (v) be present in at least North America or Europe; and (vi) be considered a peer of Buhrmann by both the investor community and by Buhrmann itself.

The peer group companies for option grants under the new Buhrmann Incentive Plan in 2004 and 2005 are: Bunzl PLC; Genuine Parts Company; Hagemeyer N.V.; Manutan International S.A.; Office Depot, Inc.; OfficeMax, Inc.; Randstad Holding NV; Staples, Inc.; United Stationers, Inc.; Wesco International, Inc. and W.W. Grainger, Inc.

The composition of the peer group may be changed by the Supervisory Board for future option grants, provided that the above-listed peer group criteria are met. In addition, where options have been granted, but have not yet begun vesting, the Supervisory Board may change the composition of the peer group with respect to that grant, if a peer group company at the time of grant no longer meets one or more of the criteria. The peer group for both the 2004 and 2005 option grants originally included Rexel S.A., which was delisted in the course of 2005. The Supervisory Board has decided not to replace this company in the peer group, which as a result has effectively been reduced to 11 companies.

The TSR for each peer group company is calculated over the three-year period following each annual grant of options under the new Buhrmann Incentive Plan, and each peer group company is ranked in descending order of generated TSR to determine the relative position of Buhrmann. The conditional awards vest three years after the date of grant but the number of share options to vest is dependent upon Buhrmann’s ranking as follows:

TSR peer group ranking	Vested award (% of original conditional award that will vest)

1st	200%

2nd	175%

3rd	150%

4th	125%

5th	100%

6th	75%

7th	50%

8th to 12th	0%

As a matter of illustration, the provisional ranking of Buhrmann at 31 December 2005 for the 2004 grant was number 3, and for the 2005 grant was number 2.

The maximum number of options for the 2005 grant under the new Buhrmann Incentive Plan was 1,853,359, representing 1.25% of the total number of ordinary shares outstanding as of 18 April 2005, the date of the option grant. The number of options vesting of both the 2004 grant and the 2005 grant may be increased up to 2.5% if, as a result of the Company’s performance relative to the peer group, more than 100% of the granted options vest.

Pension arrangements
Retirement benefits are designed to be in line with the relevant market practice and consistent with those provided by other multinational companies in each country of residence. For the two Dutch Executive Board members, Mr F.H.J. Koffrie and Mr F.F. Waller, pension arrangements (until 2005) are based on individual defined contribution plans with a pension payment date at age 65, and with premium payments (based on a table increasing relative to age) until the age of 60. Pre-pension arrangements provide for potential retirement from the age of 60 to 62, dependent on the agreement of the Supervisory Board. In addition, pension arrangements include an entitlement to a pension in the event of ill health or disability and a spouse’s

Back to Contents
56	Buhrmann	Chapter 6
	2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

or dependant’s pension on death, on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund. As a result of changes in Dutch legislation, adjustments to these pension arrangements will be proposed to the Annual General Meeting to be held in April 2006 (see the paragraph Future developments on page 57).

Mr G. Dean, who is a U.K. citizen, has pension arrangements divided between the U.K. and the Netherlands. His current pension arrangement consists partly of the individual defined contribution plan in place for the Dutch Executive Board members and partly a participation in the defined benefit scheme of Corporate Express UK Ltd, with a retirement age of 61. Pre-pension arrangements are again identical to those of the Dutch members of the Executive Board, while the pension arrangements in the event of ill health, disability and death are a combination of terms applying to employees participating in the Corporate Express UK Ltd Pension Fund, and the Dutch Members of the Executive Board.

Mr M. Hoffman, who is a U.S. citizen, is eligible to participate in the regular US Corporate Express, Inc. defined contribution plan (401K) on terms similar to other employees of Corporate Express, Inc. Participants are eligible, at the earliest, to take their contributions at age 591/2, or latest age 70.

Other benefits and allowances
Members of the Executive Board enjoy similar benefits to many other employees of the Buhrmann Group. These may include subsidised medical insurance, the use of company cars, an allowance to cover small out-of-pocket expenses not covered by the reimbursement of their business entertaining expenses and contributions as part of certain deferred compensation schemes.

As from 2003, the Company does not grant personal loans or guarantees to members of the Executive Board. Loans outstanding to members of the Executive Board have been granted to meet upfront Dutch income tax on share options granted up to and including 2002.

Service contracts of members of the Executive Board
The members of the Executive Board have service contracts with Buhrmann NV, with the exception of the U.S.-based Board member who has a contract of service with Corporate Express, Inc. Service contracts and the main conditions of service for members of the Executive Board are reviewed annually. The contract of Mr Hoffman is for a fixed term, expiring at the end of 2008. The other members of the Executive Board have been appointed for an indefinite term provided however, that their contract will terminate when the individual has reached the age of 62. Notwithstanding this, contracts of service with members of the Executive Board may be terminated at the option of the Supervisory Board at a moment in the period when the member of the Executive Board has reached the age of between 60 and 62.

Notice periods of up to six months have been set for each Executive Board member.

The current contracts of the members of the Executive Board determine that where employment is terminated in the event of an acquisition of the Company or where actual control passes into other hands (change of control), or in the case of reorganisation, termination of the Company’s activities or in other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Buhrmann to the amount of three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr M.S. Hoffman) and the pension accumulation over the period of three years, or two years (in the case of the contract with Mr Hoffman), will continue.

With regard to other situations, no fixed severance payments have been arranged with the members of the Executive Board. Buhrmann believes that the circumstances of each case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, it could exceed the compensation mentioned in the Dutch Corporate Governance Code. The performance by a Board member of his duties will in any event be an important factor.

Back to Contents
Buhrmann	Chapter 6	57
2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

Future developments
The CNCG Committee keeps the remuneration policy for members of the Executive Board under review in the light of Company and market developments.

–	In view of this the Supervisory Board is of the opinion that the current target bonus levels

(annual and long-term cash bonus) as a percentage of the fixed salary should be increased for the U.S.-based Board member. It will therefore be proposed to the Annual General Meeting to be held in April 2006 to adopt the following changes to the Remuneration Policy:

	Current policy		Proposed change

Annual performance bonus

– range of payout at bonus target	0% – 75%		0% – 75% and
0% – 100% (U.S.-based
			Board member only	)

Long-term cash incentive plan
(U.S.-based Board member only)

– range of payout at target	2.5 times fixed salary		3.25 times fixed salary

– payout in case of overachievement	3.125 times salary		3.9 times salary
	(or 125% of target payout	)	(or 120% of target payout	)

–	Following changes in Dutch legislation that alter the fiscal climate in which the current pension promises to the Dutch-based members of the Executive Board were made, the current pension arrangements for these Board members, Mr Koffrie and Mr Waller, have been adjusted.

The defined contribution table has been adjusted for both individuals, in line with current fiscal requirements. With regard to pre-pension, a life cycle plan will be used by both individuals. In the case of Mr Koffrie who falls in an age group for which a special transition arrangement is applicable, the existing early retirement reserve of €1.4 million, which is released pursuant to the new legislation, will be contributed to the life cycle plan. In the case of Mr Waller, the early retirement reserve of €0.5 million will not be contributed to the life cycle plan, but the accrual will be released in the Company’s results; instead an annual contribution equal to 12% of Mr Waller’s fixed salary will be made by the Company to the life cycle plan.

Other amendments include an adjustment of the pensionable salary by including part of the bonus actually paid out (capped at 60% of the target bonus) for both individuals and increasing the fixed salary of Mr Waller by 0.64%. The changes to the pension and prepension arrangements are cost neutral to the Company and are not considered material by the Supervisory Board. They will therefore not be submitted for adoption by the Annual General Meeting.

Back to Contents
58	Buhrmann	Chapter 6
	2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

Remuneration of Executive Board and Supervisory Board 2005
The disclosures in this section are in compliance with the requirements of Title 9, Book 2 of the Dutch

Civil Code and the Dutch Corporate Governance Code and where applicable have been included in the audit by the external auditor.

Remuneration of members of the Executive Board

	Base salary				Annual bonus	**	Other incentives		***		Pension

in thousands of euro	2005	2004	2005		2004		2005	2004		2005	2004

F.H.J. Koffrie	567	561	319 (75%	)	252 (60%	)	–	–		198	217

R.W.A. de Becker*	–	63	–		–		–	–		–	19

G. Dean	425	421	255 (100%	)	210 (100%	)	–	250		323	335

M.S. Hoffman	548	522	455 (110%	)	449 (114%	)	1,228	1,335		6	6

F.F. Waller	425	344	242 (95%	)	172 (100%	)	–	–		138	125

Total	1,965	1,911	1,271		1,083		1,228	1,585		665	702

*	Mr De Becker left the Company as at 29 February 2004.
**	The percentage in parenthesis represents the percentage score of the total bonus opportunity for the individual that was awarded over the respective year’s performance paid out in the first quarter of the following year.
***	Other incentives are cash remunerations or accruals for cash remunerations such as the long-term incentive plan (Mr Hoffman) or any special awards granted.

Remuneration Executive Board 2005
Base salary
Remuneration is paid in euros with exception of the remuneration of Mr Hoffman whose remuneration is paid in US dollars. Correcting for currency translation effects and period of membership of the Executive Board, the annualised increase of the total salary costs was approximately 6% compared to 2004 and the total increase reflected a 7% increase for the European Executive Board members and a 5% increase for the North American Executive Board member. The increase was a result of the yearly benchmarking exercise whereby salary payable to members of the Executive Board was compared with salaries of other executive directors of similar companies based in the Netherlands, Europe and North America respectively.

Annual performance bonus Group, Divisional and personal targets were set by the CNCG Committee for 2005 as follows:
–	Group: these were based on the achievement of an earnings per share target.
–	Divisional: these were based on the achievement of targets for EBIT, economic value added and sales growth.
–	Personal: these were based on agreed key objectives relative to the Executive Board member’s specific responsibilities.

Bonuses related to 2005 amount to €1,271 thousand.The financial targets have generally been achieved. Personal targets for Mr Koffrie and Mr Waller were not completely achieved. Bonuses in 2004 amounted to €1,083 thousand.

Other incentives
The other incentives in 2005 amount to €1,228 thousand. The amount relates entirely to the accrual for the award for Mr Hoffman under the North American Long-term Incentive Plan. The other incentives in 2004 amount to €1,585 thousand.

Pension arrangements
Pension charges of €665 thousand in 2005 (€702 thousand in 2004) consist of payments made to the relevant pension schemes and accruals for potential early retirement according to the regular, contractual rates. The changes versus 2004 reflect minor adjustments in actuarial accrual rates. The early retirement provision for Mr De Becker was released after he left the Company in 2004. The early retirement plan until and including 2005 is kept as an unfunded retirement benefit accrual in the Company accounts, and any amounts eventually paid remain conditional on Supervisory Board approval. Pension premiums in the compensation table represent pension premiums paid to the defined contribution pension plans and the annual charge regarding the unfunded potential retirement benefit provision.

Back to Contents
Buhrmann	Chapter 6	59
2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

Share options for the members of the Executive Board
At the end of 2005, the members of the Executive Board held option rights on 954,650 Buhrmann ordinary shares granted under the Buhrmann Incentive Plan and the New Buhrmann Incentive

Plan. The table below sets forth the movements in the number of outstanding option rights to members of the Executive Board.

		Granted	Option	Fair value			Outstanding
	1 January	during	exercise	of grant	Granted	Exercised	31 December
	2005[1]	the year	price [1,2]	in euro [3]	in 2005	in 2005	2005	Expiry date

F.H.J. Koffrie

	42,288	2000	31.16	418,000	–	lapsed	0	15.04.2005

	42,288	2001	23.19	317,200	–	–	42,288	19.04.2006

	58,146	2002	12.95	348,150	–	–	58,146	05.05.2007

	58,146	2003	2.70	72,600	–	–	58,146	01.05.2010

	89,862	2004	7.37	440,324	–	–	89,862	02.05.2011

		2005	7.40	432,236	89,862	–	89,862	17.04.2012

	290,730				89,862	–	338,304

G. Dean

	26,430	2000	24.92	261,250	–	lapsed	0	15.04.2005

	29,073	2001	18.55	218,075	–	–	29,073	19.04.2006

	37,002	2002	12.95	221,550	–	–	37,002	05.05.2007

	37,002	2003	2.70	46,200	–	–	37,002	01.05.2010

	44,402	2004	7.37	217,570	–	–	44,402	02.05.2011

		2005	7.40	213,574	44,402	–	44,402	17.04.2012

	173,909				44,402	–	191,881

M.S. Hoffman

	15,858	2000	24.92	156,750	–	lapsed		15.04.2005

	18,501	2001	18.55	138,775	–	–	18,501	19.04.2006

	52,860	2002	12.95	316,500	–	–	52,860	05.05.2007

	52,860	2003	2.70	66,000	–	–	52,860	01.05.2010

	63,432	2004	7.37	310,817	–	–	63,432	02.05.2011

		2005	7.40	305,108	63,432	–	63,432	17.04.2012

	203,511				63,432	–	251,085

F.F. Waller

	21,144	2000	31.16	209,000	–	lapsed	0	15.04.2005

	21,144	2001	23.19	158,600	–	–	21,144	19.04.2006

	31,716	2002	12.95	189,900	–	–	31,716	05.05.2007

	31,716	2003	2.70	39,600	–	–	31,716	01.05.2010

	44,402	2004	7.37	217,570	–	–	44,402	02.05.2011

		2005	7.40	213,574	44,402	–	44,402	17.04.2012

	150,122				44,402	–	173,380

Total	818,272				242,098	–	954,650

1	In the reporting year, the number of options as well as the exercise price of the options granted upto and including in 2004 has been adjusted by a factor of 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005. The aggregate number of options outstanding at that time for members of the Executive Board increased by 44,272. The adjustment factor that was applied is derived from the ‘theoretical ex-rights price’ (TERP) of the Buhrmann share. The fair value of the options has not changed as a result of the application of the adjustment function.
2	Under Dutch fiscal rules, management receiving options could under the Buhrmann Incentive Plan upto and including 2003 elect to accept a higher exercise price (25% higher in 2001–2002 and 33.3% higher in 2003). The base exercise price was set at €7.40 in 2005, €7.37 in 2004, €2.70 in 2003, €12.95 in 2002, €18.55 in 2001 and €24.92 in 2000, equalling the share price at close of business on the Amsterdam Stock Exchange on 18 April 2005, 3 May 2004, 2 May 2003, 6 May 2002, 20 April 2001 and 17 April 2000 respectively as adjusted (see Note 1 above).
3	The fair value of the options is estimated by using an option price determination model using assumptions at the moment of the grant. It does not reflect the current market value. Details on the model and assumptions used for the calculation are provided on page 115 in the section ‘Financial Statements’. It is noted that due to the transition to IFRS, the statistical method of calculation of the fair value has changed as from 2004.

Back to Contents
60	Buhrmann	Chapter 6
	2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

Loans to members of the Executive Board
Loans totalling €42 thousand (2004: €74 thousand) were outstanding to members of the Executive Board as at 31 December 2005. No new loans have been made since 2002 and the outstanding loans will be fully redeemed in 2006. Historically they have been granted by the Company within the context of the Share Option Plan and served to finance the upfront Dutch income tax which is due by the optionees on the basis of the option grant.

Specification:

			Outstanding		Outstanding
			31 December	Repaid in	31 December
in thousands of euro, unless stated otherwise	Principal	Interest	2004	2005	2005

F.H.J. Koffrie

2000	25	5.00%	3	3	0

2001	16	5.25%	5	3	2

2002	78	5.25%	40	15	25

			48	21	27

F.F. Waller

2000	13	5.00%	1	1	0

2001	8	5.25%	3	2	1

2002	43	5.25%	22	8	14

			26	11	15

Total			74	32	42

No advances or guarantees have been given to or for members of the Executive Board.

Shareholdings by members of the Executive Board
As at 31 December 2005, the members of the Executive Board held the following number of shares in Buhrmann:

The members of the Executive Board have no special voting rights in the General Meeting of Shareholders.

		% Ordinary
	Ordinary	shares
	shares	outstanding

F.H.J. Koffrie	66,351	< 0.1%

M.S. Hoffman	25,000	< 0.1%

F.F. Waller	4,103	< 0.1%

	95,454	< 0.1%

Back to Contents
Buhrmann	Chapter 6	61
2005 Annual Report and Form 20-F	4 Remuneration Report

Remuneration Report

Remuneration of members of the Supervisory Board 2005
The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. The remuneration for members of the Supervisory Board does not depend on the Company’s results. Remuneration for the members of the Supervisory Board is composed entirely of base remuneration. Members of the Supervisory Board are not eligible to participate in any bonus or profit-sharing plans, or in any other incentive-based plans maintained by the Company. The Company does not provide pension benefits for members of the Supervisory Board.

Remuneration of members of the Supervisory Board was increased in 2005 as result of a resolution of the General Meeting of Shareholders held on 14 April 2005 and amounted to €296 thousand (2004: €270 thousand).

Specification:

in thousands of euro	2005	2004

P.C. van den Hoek [1,2]	74.6	65.6

A.G. Jacobs [1,2]	61.6	55.6

R.C. Gay [6]	–	9.3

J.J.Hannan [3]	7.0	28.0

S.W. Barnes [4]	7.0	18.6

J. Peelen [2]	39.5	32.6

G.H. Smit [2]	38.0	30.3

R. Zwartendijk [2]	11.0	30.3

G. Izeboud [2,7]	28.6	–

B.J. Noteboom [2,7]	28.6	–

Total	295.9	270.3

1	Including remuneration received as member of the Supervisory Board of Buhrmann Nederland Holding B.V.
2	Including remuneration received as member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable.
3	Mr Hannan was appointed as member of the Supervisory Board as per 8 October 2003 and resigned on 31 March 2005.
4	Mr Barnes was appointed as member of the Supervisory Board as per 29 April 2004 and resigned on 31 March 2005.
5	Mr Ressler resigned from the Supervisory Board on 8 October 2003.
6	Mr Gay resigned from the Supervisory Board on 29 April 2004.
7	Messr Izeboud and Noteboom were appointed on 14 April 2005.
8	Mr Zwartendijk resigned from the Supervisory Board on 14 April 2005.

Share Options for members of the Supervisory Board
The members of the Supervisory Board held no option rights to Buhrmann shares as at 31 December 2005.

Shareholdings by members of the Supervisory Board
Of the members of the Supervisory Board, as at 31 December 2005 only the following persons held interests in the capital stock of Buhrmann NV as set forth below:

The members of the Supervisory Board have no special voting rights in the General Meeting of Shareholders. No advances or guarantees have been given to or for members of the Supervisory Board.

		% of	Depositary	% of
		ordinary	receipts of	Preference
	Ordinary	shares	Preference	Shares A
	shares	outstanding	Shares A	outstanding

P.C. van den Hoek *	41,133	< 0.1%	–	0%

A.G. Jacobs	1,251	< 0.1%	411	< 0.1%

	42,384	< 0.1%	411	< 0.1%

*	Mr van den Hoek transferred the discretionary management of his securities portfolio to an independent third party.

Back to Contents

62

4 Chapter 7

Other Financial
Information

	63	Risk Factors
	67	Risk Control Framework
	70	Capital Resources
	72	Research and Development
	72	Inflation
	72	Contractual Obligations, Contingent Liabilities
	73	Off Balance Sheet Arrangements
	73	Property, Plant and Equipment
	74	Trend Information
	74	Selected Financial Data

Back to Contents
Buhrmann	Chapter 7	63
2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

Risk Factors
The key risks related to our industry, business operations and other risks and uncertainties related to our business are described below. These risks are not the only ones we face; additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business. Any of these risks may adversely affect Buhrmann’s execution of the strategy, financial condition and result of operations.

Risks relating to our industry
The demand for Buhrmann’s products and services relates to the number of white-collar workers employed by Buhrmann’s customers.
Buhrmann’s Office Products business is concentrated in North America, Western Europe and Australia. The demand for Buhrmann’s products and services, most notably in office products, relates to the number of white-collar workers employed by Buhrmann’s customers in these markets. A decline or interruption of economic and consequently employment growth in these markets or more specifically a reduction of white-collar workers employed by Buhrmann’s customers may adversely affect Buhrmann’s operating results.

Customers are able to reduce their spend per white-collar worker on short-term notice, by postponing the purchase of items or through the substitution towards lower-cost items.
Buhrmann’s customers may, on short notice, postpone or reduce spending on Buhrmann’s products and services per white-collar worker, for instance, through using our eCommerce platforms to control purchasing patterns at our customer. As a result, our level of sales can significantly change over a short period of time. In addition, customers may also, on short notice, substitute certain of Buhrmann’s products and services for its other, potentially lower margin, products and services.

Although our customer base is spread over many industries and sectors, including government institutions, most of our customers are large corporations or institutions which frequently re-tender their office products contracts.
Many of our large account customers frequently (every two to three years) re-tender their office products contracts in order to take advantage of the competitive pricing within the office products industries, eroding achieved efficiencies in our office products distribution activities. Although we have tens of thousands of customers, and no single customer represents more than 1% of our revenues, the loss of several large account customers in a relatively short period as a result of contract re-tendering could materially adversely affect our business.

Our reliance on suppliers’ allowances and promotional incentives could impact profitability.
We derive important benefits from suppliers’ allowances (‘rebates’) and promotional incentives (‘catalogue income’) provided by certain suppliers of products and services. We cannot be certain that we will be able to take advantage of any such suppliers’ allowances and promotional incentives that may be offered in the future.

Should any of our key suppliers reduce or otherwise eliminate suppliers’ allowances and promotional benefits, our profit margin for these products and services may be harmed, potentially resulting in a material adverse effect on our results of operations.

Revenues in Buhrmann’s Graphic Systems are cyclical.
A substantial part of the Graphic Systems Division’s revenues derives from the sale of printing equipment which is regarded as a high-value investment good. The demand for this type of good depends to a large extent on developments in economic circumstances, particularly in relation to the activity levels at commercial printers, and innovation of technology at Graphic Systems’ main supplier (‘economic obsolescence’). As a result, Graphic Systems experiences cyclicality in its revenues which could adversely affect Buhrmann’s operations over sustained periods (historically cycles had a duration of eight to nine years).

Back to Contents
64	Buhrmann	Chapter 7
	2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

Risks relating to our business operations
Buhrmann may not be able to manage its growth effectively, including the hire and retention of enough qualified staff.
Challenges which may result from organic growth, as well as growth through acquisitions, include Buhrmann’s ability to improve the efficiency of growing operations; hiring and retention of sufficient qualified personnel to staff new or expanded operations; maintain its existing customer base and the amount of sales to these customers; and assess the value, strengths and weaknesses of acquisition candidates. Buhrmann’s potential failure to address these concerns could prevent Buhrmann from achieving its strategic objectives.

Inability to maintain and improve its information systems effectively, and prevent and recover from serious breakdowns, could disrupt Buhrmann’s business processes.
Buhrmann needs to maintain and consistently improve sophisticated information systems to grow its businesses and achieve operating efficiencies. If Buhrmann fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on Buhrmann’s ability to perform administrative functions and process and distribute customer orders. This, in turn, could have a material adverse impact on Buhrmann’s results of operations. Furthermore, in the event of a serious breakdown of information systems, customers will expect a timely recovery. If Buhrmann fails to implement information technology improvements or recover from serious breakdowns within the anticipated time frame, such failure could have a material adverse effect on Buhrmann’s future business developments.

Our restructuring programmes may not achieve expected benefits.
From time to time, Buhrmann implements restructuring programmes, including reductions in the number of staff. Buhrmann expects that these programmes will result in structural cost savings and will improve Buhrmann’s operating results. However, this expectation involves a number of assumptions and uncertainties, and Buhrmann may not achieve the expected benefits. The savings expected from these programmes are often significant and need to be realised on a timely basis. In addition, these restructuring programmes absorb management time and can interrupt normal business operations.

Buhrmann could lose market share and profit margins due to increased competitive pressures from our direct competitors as well as other (new) distribution channels.
Buhrmann operates in a highly competitive market. Many of Buhrmann’s competitors offer the same or similar products that Buhrmann offers to the same customers or potential customers. Some of Buhrmann’s competitors may have advantages over Buhrmann, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Buhrmann’s markets may, by offering alternative distribution channels, change the competitive landscape to Buhrmann’s disadvantage. If Buhrmann’s competitors successfully exploit these advantages, they could force Buhrmann to lower its prices and reduce the volume sold.

Back to Contents
Buhrmann	Chapter 7	65
2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

The continuation and successful retention of office products contracts depends primarily on pricing and service levels; notwithstanding the contractual side, a disruption of service levels has a direct impact on sales levels achieved.
The continuation of office products contracts with our existing customers, and the successful retention of new office products contracts, primarily depends on pricing and service levels. We believe that one of the key factors differentiating Buhrmann from its competitors is its ability to provide competitive pricing on products combined with high-quality service levels. Any disruption in the service levels that our customers have come to expect from us could result in the loss of their business to our competitors and adversely impact sales going forward.

If Buhrmann’s contract with Heidelberg were to be terminated, or Heidelberg were to cease operations, Buhrmann could lose most of its Graphic Systems revenues.
Buhrmann’s Graphics Systems is the authorised distributor in a number of countries of printing equipment manufactured by Heidelberg. Graphic Systems derives most of its revenues from the sale of that equipment. The distribution agreement runs until 30 June 2008 but will continue in effect after 30 June 2008 unless terminated with 18 months, prior written notice by one of the parties. The agreement may nevertheless be terminated earlier by either party for cause.

If Buhrmann’s relationship with Microsoft were to be terminated, or Microsoft were to alter their business model, Buhrmann could lose most of its gross contribution derived from ASAP Software.
ASAP Software is, among others, a distributor of Microsoft software in a number of countries. More than half of its gross contribution is derived from the sale of Microsoft products.

Other risks and uncertainties related to our business
Buhrmann’s exposure to exchange rate fluctuations may affect its reported results of operations and financial condition.
The majority of Buhrmann’s activities is conducted in currencies other than the euro. The position in relation to the US dollar is particularly relevant as approximately two-thirds of Buhrmann’s operating results were generated in US dollars in 2005. This results in foreign exchange translation exposure when our results are translated into euro in our Consolidated Financial Statements. For example, a 10% weakening in the value of the US dollar in relation to the euro would have decreased the result after taxes in 2005 by approximately 5%. Under the Company’s foreign exchange policy, translation risks in these subsidiaries are not hedged. Also Buhrmann finances its subsidiaries predominantly through internal debt denominated in local currencies. Exchange rate fluctuations may lead to currency translation adjustments which may have a direct impact on the Buhrmann Group’s equity and results.

Buhrmann has material debt.
 At 31 December 2005, we had long-term borrowings of €1,184 million, based on IFRS. Generally we are categorised by rating agencies as a highly leveraged company. Buhrmann’s indebtedness could have important consequences, including that Buhrmann’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired, limiting our flexibility. Also it may increase our vulnerability to general adverse economic and industry conditions including that we experience difficulties in satisfying our obligations with respect to the 2014 Notes and 2015 Notes or our Senior Facilities Agreement.

Back to Contents
66	Buhrmann	Chapter 7
	2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

It is noted that a substantial part of Buhrmann’s assets has been pledged to secure Buhrmann’s obligations under the Senior Facilities Agreement and in connection with its securitisation programme and will be unavailable to secure other debt.

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
The Senior Facilities Agreement determines Buhrmann’s ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. The Senior Facilities Agreement also requires Buhrmann to meet certain minimum or maximum financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Facilities Agreement, there could be an event of default. This may cause Buhrmann to renegotiate the terms of the debt which may lead to an increase of interest expenses and may further restrict Buhrmann’s ability to operate its business, including making acquisitions and paying dividends. In addition, if an event of default occurs, the lenders under the Senior Facilities Agreement could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann’s assets that secure the Senior Facilities Agreement. If there is a default, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

In addition, other funding instruments such as the accounts receivable securitisation programme, our 2% Subordinated Convertible Bonds due 2010, the 2014 Notes and 2015 Notes have certain restrictions attached. Failure to comply with the restrictions imposed in relation to any such instruments could result in a default under those agreements.

Adverse developments in equity and bond markets may affect pension cost and may require Buhrmann to make additional contributions to its pension funds.
Buhrmann is operating a variety of pension funds, including a number of defined benefit schemes that are separately insured in trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. The pension costs and funding levels are calculated based on certain assumptions. The value of the assets under management of these trusts varies, particularly with developments in the equity and bond markets. Lower than projected returns on the equity and bond markets may require Buhrmann to adjust the assumptions underlying the calculation of the pension cost and may require Buhrmann to make additional contributions to these pension funds in order to meet the minimum funding levels.

Changes in the assumptions underlying Buhrmann’s estimated utilisation of its considerable amount of tax losses carry-forward could have a material adverse impact on its tax assets and effective tax burden.
Buhrmann has a considerable amount of tax losses carry-forward, pursuant to which it records deferred tax assets. Buhrmann records these deferred tax assets to the amount that Buhrmann estimates the deferred tax assets are likely to be realised. In determining deferred tax assets and deferred tax liabilities, Buhrmann takes into account estimated future taxable income, tax planning, applicable limitations on the use of tax losses carry-forward and the possibility that prior year tax returns will be challenged by the tax authorities. If actual future taxable income is different than originally assessed, if tax planning

Back to Contents
Buhrmann	Chapter 7	67
2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

fails to materialise, if limitations on the use of tax losses carry-forward apply or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, deferred tax assets and deferred tax liabilities may have to be adjusted which could have a material adverse effect on Buhrmann’s reported tax expense and net result in future years.

We face risks associated with acquisitions and divestitures.
Risks we could face with respect to recent and future acquisitions include difficulties in the integration of operations, technologies, products and personnel of the acquired entity; diversion of management’s attention away from other business concerns; and expenses of any undisclosed or unknown liabilities of the acquired entity.

In connection with our divestments, Buhrmann may have agreed to indemnify the purchasers against various potential liabilities, such as liabilities related to legal and regulatory proceedings, environmental liabilities and liabilities related to taxes if appropriate. Buhrmann has established provisions for such potential liabilities that Buhrmann believes are adequate. However, Buhrmann cannot ascertain that these provisions will in fact be sufficient to cover these potential liabilities.

Volatility of the market for our ordinary shares, the 2014 Notes, the 2015 Notes and the Subordinated Convertible Bonds.
The market price of Buhrmann’s ordinary shares, the 2014 Notes, the 2015 Notes and the Subordinated Convertible Bonds could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of Buhrmann. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Buhrmann Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities market, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Risk Control Framework
Company-level controls
Next to our corporate governance structure, our internal arrangements for Company-level controls are primarily derived from our Management Charter. The purpose of this Management Charter is to define for all our employees the most important aspects of fulfilling their individual and collective responsibilities towards Buhrmann. During 2005, the Management Charter has been updated reflecting developments in our business. The revised Management Charter contains our Corporate Profile, Responsibilities, Business Principles and Code of Ethics (see for this document also our web site: www.buhrmann.com), Authority Limits and the Letter of Representation Process. The charter also refers to our set of Mandatory Policies, Manuals and Other Instructions. These policies address matters such as the Disclosure of Company Information, Fair Treatment and Equal Opportunity, ICT Business Continuity and Disaster Recovery, and Compliance to Competition Laws.

Within this framework, the area of internal control over financial reporting is primarily covered by a policy statement on the Financial Management Process supported by the Accounting Manual respectively Internal Control Manual. Also procedures for ‘whistle-blowing’ and fraud reporting are in place.

In terms of these arrangements, if applicable, we have taken guidance from the COSO internal control framework (COSO-I).

Back to Contents
68	Buhrmann	Chapter 7
	2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

Industry, operations and other risks
The major risk factors are described in the preceding section. These risks are managed by a combination of assessing the potential impact and regular reviews. In general, considerations are part of our ongoing management process, to what extent risks can be avoided in an economical, sensible way respectively need to be taken as part of our business.

Monitoring, assessment and reporting
Buhrmann uses a comprehensive management reporting system to monitor the Company’s performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using performance measures based on economic-value creation. Reporting, analysis and review of actual results takes place on a monthly basis and covers not only results, but also balance sheet, cash flow information and some other operational performance indices.

The management of risks associated with business activities, and compliance with local legislation and regulations, functions through the responsibility of local operational management following normal reporting lines to senior management. In other words, risk management relies primarily on the frequently held business reviews at various levels in the Company. Also our system of authority limits for divisional and local operational management supports risk management. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system triggers a flow of information to senior management of Buhrmann. The same approach applies to corporate matters.

Also, every quarter, operational management is required to confirm by means of a Letter of Representation that compliance is maintained with the Management Charter, policies, manuals, internal control standards, fraud procedures and representation and disclosure requirements.

In order to support the Executive Board in matters related to disclosure controls and procedures, our internal Disclosure Committee reviews, discusses and reports on disclosure-related issues quarterly (the minutes of the Disclosure Committee are also provided to the Audit Committee). The main purpose is to ensure that all disclosures made by Buhrmann are accurate, complete, timely and fairly present the financial condition and the results of operations in all material respects.

The adequacy of the design and proper functioning of internal control systems of our operations are periodically investigated by the Internal Audit Department who report its findings to senior management and the Executive Board. The external auditor has full access to these reports. Although the Internal Audit Department functions directly under the responsibility of the Executive Board, the head of Internal Audit discusses at least annually the control status of our operations with the Audit Committee. In 2005, Internal Audit focused her effort into the area of the preparations for compliance with the U.S. Sarbanes-Oxley Act. Consequently only a limited number of ‘classical’ audits were carried out. The head of Internal Audit attends the meetings with the Audit Committee.

The Executive Board of Buhrmann is responsible for the design and operation of the Company’s internal risk control systems. Although the purpose of these systems is to enable risks to be optimally managed, such systems, no matter how well designed and operated, can never provide absolute assurance regarding achievement of our Company’s objectives, or entirely prevent material losses, fraud and the violation of laws or regulations from occurring. Also, as with other business propositions, we need to apply our judgement in evaluating the cost-benefit relationship of possible controls and control procedures, while taking into account the developments in our business and the external environment.

Developments in our control environment
In relation to our U.S. listing requirements, significant work continues to be done for compliance with the section 404 of the Sarbanes-Oxley Act. This refers particularly to the

Back to Contents
Buhrmann	Chapter 7	69
2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

requirements for scoping, documentation and testing of internal controls. Our Internal Control Manual was finalised in 2005 and an evaluation of the design of many internal control processes was carried out. Also a readiness review by our external auditors has been conducted. For clarity, the statements provided under ‘evaluation of internal controls over financial reporting’ cannot be treated as a statement in accordance with the requirements of the section 404 of the Sarbanes-Oxley Act.

External auditor
The external auditor reports on findings on internal control as part of the audit of the Financial Statements. Also the external auditor attends the meetings with the Audit Committee. The external auditor’s reports are discussed at the appropriate levels in the organisation. The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report a final reporting takes place to the Executive Board and Supervisory Board jointly.

The independence of our external auditor is required by the rules under the provisions of our Policy on External Auditors Independence and Services (for information on auditor independence and fees see page 44 to 45). This policy stipulates, among other things, what services may not be provided and to what extent certain non-audit services may be provided by the external auditor. Other provisions require, for example, that the lead audit partner and review partner rotate from their position after a maximum period of five years. The lead partner was replaced during 2005. In the context of a pending court case against Béfec (a predecessor of PricewaterhouseCoopers, France), the independence of our external auditors was discussed among the Executive Board, the Audit Committee and the signing partners of our external auditors, PricewaterhouseCoopers Accountants N.V. after which it was concluded that there are appropriate measures in place at the external auditor to safeguard their independence. In 2005, we carried out an in-depth assessment of the performance of our external auditors and the audit approach taken. This has resulted in a number of changes to improve the efficiency of the audit process and the continuation of the assignment subject to the normal, annual contracts and approval procedures.

Disclosure Controls and Procedures
We maintain disclosure controls and procedures to ensure that information is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this annual report, we carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and the Company’s Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective at a reasonable level of assurance.

During the period covered by this Annual Report, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Evaluation of internal controls over financial reporting (Dutch Corporate Governance Code)
The Executive Board has on various occasions analysed and assessed its internal controls over financial reporting. Our operational and senior management have carried out similar assessments and reported results on a quarterly basis to us in business performance reviews and Letters of Representation with follow-up meetings if required. We have assessed their findings in conjunction with the results of internal and external audits and any other information available. This resulted in identifying a small number of cases where additional activities have been respectively are being carried out to fully strengthen the controls. No major issues were reported nor do we have indications that our internal controls will not continue to properly function. Consequently, during the period covered by this Annual Report, we believe that our internal controls over financial reporting were adequate and have been operating appropriately, at reasonable levels of assurance.

Back to Contents

70	Buhrmann	Chapter 7
	2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

Capital Resources
Buhrmann’s cash requirements in excess of cash generated by operations are largely funded by borrowings under arrangements with commercial banks and debt raised in the capital markets.

The working capital levels reported over 2005 were sufficient.

The Senior Facilities Agreement
The Senior Facilities Agreement was arranged in the course of 2003 and funded on 31 December 2003. The Senior Facilities Agreement initially consisted of a Term Loan A of €120 million and Term Loans B with tranches of €50 million and US$380 million plus a working capital facility of €255 million. On 1 July 2004, the Term Loans B were converted into Term Loans C. The US dollar tranche Term Loans C was increased by US$125 million. On 30 November 2005 the Term Loans C were converted into the Term Loans D thereby reducing the applicable margin over LIBOR with 0.75%. The security provided for the Senior Facilities Agreement is a pledge on assets by Buhrmann NV, Buhrmann US Inc. and substantially all of Buhrmann’s existing and future U.S. subsidiaries and certain of its material non-U.S. subsidiaries. Borrowings under the Senior Facilities Agreement bear interest at floating rates related to LIBOR or EURIBOR, as applicable, for the relevant currency for varying fixed interest periods.

The interest rate margins for the working capital facility, the Term Loan A and the Term Loans D vary with the leverage ratio (pricing grid). The initial margin for the working capital facility and the Term Loan A is 2.50%. The initial margin for the Term Loans D is 1.75%. The working capital facility carries a fee of 0.75% for the undrawn balance. The documentation of the Senior Facilities Agreement provides for increases in the working capital facility and term loans subject to meeting certain conditions such as a maximum senior leverage ratio.

The Senior Facilities Agreement imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Buhrmann also is required to apply a percentage of the proceeds of any equity offering (other than certain equity offerings such as the transaction to finance the purchase of the Preference Shares C) and sale of assets to the prepayment of debt under the facility. Under the Senior Facilities Agreement, Buhrmann must comply with certain financial covenants. Buhrmann was in compliance with these financial covenants as of 31 December 2005. Buhrmann can on occasion obtain consent from its lenders to amend certain terms and conditions of the Senior Facilities Agreement, which may involve additional fees.

81/4% Senior Subordinated Notes due 2014 (2014 Notes)
In June 2004, Buhrmann US Inc. issued US$150 million in aggregate principal amount of 81/4% Senior Subordinated Notes due 2014 (2014 Notes) in a private placement. These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In September 2004, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of the 2014 Notes, the terms of which were substantially identical to the unregistered bonds issued in June. The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding unregistered 2014 Notes for the newly registered 2014 Notes. Pursuant to this exchange offer, which closed in October 2004, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

Back to Contents
Buhrmann	Chapter 7	71
2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

77/8% Senior Subordinated Notes due 2015
(2015 Notes)
On 31 March 2005, Buhrmann US Inc. issued US$150 million in aggregate principal amount of 77/8% Senior Subordinated Notes due 2015 (2015 Notes) in a private placement. These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteedby Buhrmann and certain of its subsidiaries. In August 2005, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of the 2015 Notes, the terms of which were substantially identical to the unregistered bonds issued on 31 March 2005. The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding unregistered 2015 Notes for the newly registered 2015 Notes. Pursuant to this exchange offer, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

Seven-year Subordinated Convertible Bonds
In December 2003, Buhrmann issued its €115 million Subordinated Convertible Bonds, which are listed on the Amsterdam Stock Exchange. The Subordinated Convertible Bonds have a coupon of 2% which is payable annually on 18 June and is convertible into Buhrmann ordinary shares. The conversion price was initially €8.40 per ordinary share and is adjusted annually, among others, for cash dividend. At 31 December 2005 the conversion price was €7.78 per ordinary share.

The Subordinated Convertible Bonds must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the Subordinated Convertible Bonds after 9 July 2008 if the official closing price of Buhrmann’s ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

Accounts receivable securitisation programme
Buhrmann has an accounts receivable securitisation programme under which funds are raised by pledging accounts receivable from operating companies in the United States as security for short-term and medium-term borrowings. The operating companies sell their accounts receivable to Buhrmann Silver US LLC, which in turn pledges the accounts receivable to third-party dedicated entities as security for short-term borrowings in the form of short-term notes and medium-term notes. At 31 December 2005, accounts receivables of US$379 million (€321 million) were pledged under this programme. The programme delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility.

The Short Term Notes are issued in US dollars, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. To ensure availability of refinancing for the notes, a back-up liquidity facility has been arranged. At 31 December 2005 and 31 December 2004, no Short Term Notes were issued or outstanding.

In July 2002, Medium Term Notes in US dollars and GBP were issued. As a consequence of the sale of the paper merchanting division, the collateral for the Medium Term Notes denominated in GBP in the form of accounts receivables denominated in GBP generated by paper merchanting companies in the United Kingdom, no longer existed. The Medium Term Notes outstanding in GBP, amounting to £107 million were therefore redeemed on 25 November 2003. At 31 December 2005, US$100 million of Medium Term Notes were outstanding. The average interest margin, including issuer’s cost, is approximately 4.64% over LIBOR.

Back to Contents
72	Buhrmann	Chapter 7
	2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

The receivables and liabilities in connection with the accounts receivable securitisation programme are included in Buhrmann’s Consolidated Balance Sheet, both under IFRS and US GAAP.

For transactions relating to the accounts receivable securitisation programme, see page 109 in the section ‘Financial Statements’.

Hedging
Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann’s interest cost with respect to its long-term debt. For more information about our hedging policies and interest rate swaps, we refer to Note 31 in the section ‘Financial Statements’.

Buhrmann also purchases various financial instruments and enters into certain agreements in the ordinary course of business in order to hedge price and foreign currency risks arising from the purchase of raw materials and the sale of its products.

Research and Development
Buhrmann’s policy is to expense costs of research as incurred and to capitalise costs of development. Costs of research were insignificant in the years 2005 and 2004.

Inflation
In North America, we estimate that price inflation as experienced by Buhrmann for office products was between 1% and 2% annually in 2005. Employee benefit costs typically increased with 3% to 4% due to inflationary factors.

In Europe, Buhrmann experienced a slight price deflation for office products in 2005. Employee benefit costs increased in these years with 2% to 3% annually due to inflationary factors.

Individual product categories may have had significant different price developments as noted above. This applies in particular to paper, computer supplies and stationery products.

Contractual obligations, contingent liabilities, commitments and guarantees
Long-term debt payments excluding Preference Shares A which are perpetual at 31 December 2005 were €1,055 million in total, which is further detailed under ‘Capital resources ‘ above. Interest included in the table on the next page does not include the effect of interest rate swaps.

Buhrmann has certain contingent liabilities, commitments and guarantees which are not included in the Consolidated Balance Sheet.

Rent and operating leases of €456 million in total at 31 December 2005 (€388 million at 31 December 2004) are primarily related to distribution facilities and offices which the Company leases under non-cancellable operating leases. The amounts are the nominal value of future lease payments and are netted for sub-leases.

As at 31 December 2005, Buhrmann is required to make the following scheduled long-term debt payments:

in millions of euro	2006	2007	2008	2009	2010	>2010	Perpetual	Total

Term Loan A	16	26	26	27				96

Term Loans D	5	5	5	5	449	–	–	469

Preference Shares A							181	181

2014 Notes						127		127

2015 Notes						127		127

Subordinated
Convertible Bonds					115			115

Account receivables
securitisation		85						85

Others	25	9		2				36

Total	46	125	31	34	564	254	181	1,236

Back to Contents
Buhrmann	Chapter 7	73
2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

Contractual obligations, contingent liabilities, commitments and guarantees
The table below presents our on- and off-balance sheet contractual cash obligations as at 31 December 2005.

in millions of euro,		Less than			More than
payments due by period	Total	1 year	1–3 years	3–5 years	5 years

Total long-term debt payments and interest*	1,393	106	263	686	338

Rent and operating leases	456	91	138	82	145

Repurchase guarantees	43	10	13	20	–

Other contractual obligations and guarantees	9	5	4	–	–

Total contractual cash obligations	1,901	212	418	788	483

* Excludes Preference Shares A which are perpetual.

Repurchase guarantees of €43 million in total at 31 December 2005 (€52 million at 31 December 2004) mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies.

Other contractual obligations and guarantees of €9 million in total at 31December 2005 (€11 million at 31 December 2004) mainly relate to investment commitments relating to expenditure on projects, such as the development of information technology systems.

Off-Balance Sheet Arrangements
Buhrmann has commitments to purchasers of divested businesses with respect to indemnifications and representations and warranties. These commitments include indemnifications for the imposition of additional taxes upon the divested company and/or the purchaser covering the period before the divestment. For these indemnification and warranty commitments, a provision of €14 million is included in the Consolidated Balance Sheet at 31 December 2005. This provision is calculated based on the expected payments to be made under these indemnification and warranty commitments.

In connection with the accounts receivable securitisation programme (the Programme), Buhrmann has entered into agreements pursuant to which Buhrmann has agreed to guarantee the performance of the Buhrmann operating companies in the United States that sell their accounts receivable into the Programme, and the servicers of the Programme (including compliance with the terms of the documentation under the Programme relating to selection and servicing of receivables). However, Buhrmann does not guarantee payment on any accounts receivable sold to the master purchasers in accordance with the documentation under the Programme nor does Buhrmann guarantee repayment of any notes issued in connection with the Programme. Buhrmann’s obligations under the guarantees issued in connection with the Programme are not quantifiable and are contingent in nature. For more information about the agreed guarantees in connection with the Programme, we refer to the material contracts related to the Programme described on page 162. The transactions in the Programme are described on page 110 in the section ‘Financial Statements’.

Buhrmann has issued certain performance guarantees, to an estimated maximum amount of €2 million at 31 December 2005. The major part of these guarantees expires latest on 1 September 2007.

Property, Plant and Equipment
We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States, Europe and Australia for use in the ordinary course of business. Land and buildings had a book value of €102 million at 31 December 2005. We do not own or lease any physical property that is considered material to us as a whole.

We periodically reassess the adequacy of our facilities. If necessary we renew, discontinue, acquire or lease properties to provide an adequate infrastructure for our business. We believe that our current facilities are adequate for our current level of business but are continuously evaluating potential for rationalisation.

Trend Information
Our 2005 performance underlines our ability to generate profitable sales growth. We benefited from our continuing investments in future growth opportunities. As a global player in fragmented markets, we are increasingly taking advantage of the trend of large companies to outsource

Back to Contents
74	Buhrmann	Chapter 7
	2005 Annual Report and Form 20-F	4 Other Financial Information

Other Financial Information

and consolidate non-strategic tasks such as procurement of office products. We are positive about prospects for sales growth in 2006, based on our expectations of continued favourable macroeconomic trends in North America and Australia and gradually recovering markets in Europe.

Selected financial data
The following tables present selected consolidated financial data as of and for the years ended 31 December 2004 and 2005. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Additionally, please see the Group Financial Review in chapter 2 starting on page 16 for a description of major events that may affect the comparability of the results of operations presented below.

Income statement data

in millions of euro	2005	2004

Net sales	5,890	5,553

Gross contribution	1,776	1,671

Operating result	232	214

Result before taxes	46	94

Taxes	(25)	13

Net result	21	107

Attributable to:

Holders of ordinary shares of Buhrmann NV	2	90

Minority interests in Group companies	19	18

	21	107

Balance sheet data

in millions of euro, at period end	2005	2004

Goodwill	1,499	1,322

Working capital	474	388

Total assets	4,042	3,659

Long-term borrowings	1,184	1,265

Total equity	1,510	1,118

Other data

in millions of euro, unless otherwise indicated	2005		2004

Depreciation of property, plant and equipment and amortisation of internally used software and other intangible assets	89		89

Capital expenditures	65		63

Capital stock – ordinary	215		166

Number of ordinary shares outstanding at year end (in thousands)	178,750		137,595

Dividend declared per ordinary share in euro	0.17	*	0.14

Basic net result per share attributable to holders of ordinary shares Buhrmann NV	0.01		0.62

Diluted net result per share attributable to holders of ordinary shares Buhrmann NV	0.01		0.53

* Subject to approval Annual General Meeting of Shareholders.

Back to Contents

75

4 Chapter 8

Financial Statements

76	Consolidated Statements of Income
77	Consolidated Balance Sheets
78	Consolidated Statements of Cash Flows
80	Consolidated Statements of Recognised Income
and Expense
81	Notes to the Consolidated Financial Statements
139	Company Balance Sheet
139	Company Statements of Income
140	Notes to the Company Balance Sheet
and Statements of Income
143	Supplemental Guarantor Information

Back to Contents
76	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Consolidated Statements of Income for the years ended 31 December 2005 and 2004
in millions of euro

	Notes		2005		2004

Net sales	6		5,890		5,553

Purchase value of trade goods sold			(4,114)		(3,882)

Gross contribution			1,776		1,671

Employee benefit expenses, excluding restructuring	7		(915)		(880)

Depreciation of property, plant and equipment and amortisation
of internally used software and other intangible assets			(89)		(89)

Charge Civil Settlement Agreement	8		(4)		–

Restructuring expenses	9		(17)		(5)

Other operating expenses	8		(519)		(483)

Operating result			232		214

Repurchase Preference Shares C	10	(85)		–

Repurchase 2009 Notes	10	–		(35)

Other financing expenses	10	(106)		(92)

Total financing expenses			(191)		(126)

Share in result of associates	11		0		0

Subsequent result from disposal of operations	14		5		6

Result before taxes			46		94

Taxes	12		(25)		13

Net result			21		107

Attributable to:

Holders of ordinary shares Buhrmann NV			2		90

Minority interests in Group companies	13		19		18

			21		107

Net result per share attributable to holders
of ordinary shares Buhrmann NV (in euro):

Basic	15		0.01		0.62

Diluted	15		0.01		0.53

The accompanying Notes are an integral part of these Financial Statements.

Back to Contents
Buhrmann	Chapter 8	77
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Consolidated Balance Sheets as at 31 December 2005 and 2004
in millions of euro

	Notes		2005		2004

Assets

Non-current assets

Goodwill	16	1,499		1,322

Internally used software	17	126		122

Other intangible assets	18	8		2

Property, plant and equipment	19	207		202

Net pension asset for funded schemes in surplus	20	90		97

Deferred tax assets	28	436		396

Investments in associates	11	4		4

Other non-current assets	21	26		24

			2,397		2,169

Current assets

Inventories	22	453		403

Trade receivables	23	874		754

Prepaid expenses and accrued income	24	188		158

Current tax receivable		16		21

Cash and cash equivalents	25	114		154

			1,645		1,490

Total assets			4,042		3,659

Equity and liabilities

Shareholders’ equity

Issued and paid-in capital	26,27	215		166

Additional paid-in capital	27	1,713		1,524

Treasury shares	27	(10)		(10)

Other reserves	27	117		(67)

Accumulated deficit	27	(586)		(552)

			1,450		1,062

Minority interests	13		59		56

Total equity			1,510		1,118

Non-current liabilities

Long-term borrowings	29	1,138		1,232

Deferred tax liabilities	28	136		149

Pensions	20	39		34

Other non-current liabilities		–		17

Other non-current provisions	30	67		85

			1,380		1,517

Current liabilities

Current portion of long-term borrowings	29	46		33

Short-term loans and bank overdrafts		10		6

Trade payables		725		673

Current tax payable		4		7

Other current provisions	30	33		18

Other current liabilities	32	334		286

			1,152		1,024

Total equity and liabilities			4,042		3,659

Commitments not included in the Balance Sheet	34		508		451

The accompanying Notes are an integral part of these Financial Statements.

Back to Contents
78	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Consolidated Statements of Cash Flows for the years ended 31 December 2005 and 2004
in millions of euro

		2005		2004

Cash flow from operating activities

Net result		21		107

Adjustments:

Taxes	25		(13)

Subsequent result from disposal of operations	(5)		(6)

Share in result of associates	–		–

Total financing expenses	191		126

		211		107

Operating result		232		214

Depreciation of property, plant and equipment and amortisation of internally used software and other intangible assets		89		89

Other adjustments for non-cash		17		4

(Increase)/decrease in working capital:

(Increase)/decrease inventories	1		(16)

(Increase)/decrease accounts receivable	(47)		(3)

Increase/(decrease) accounts payable	(11)		56

(Increase)/decrease prepaid expenses, accrued income and expenses and other receivables and liabilities	6		(4)

Net (increase)/decrease in working capital		(51)		32

Other operational payments and receivables:

Profit taxes (net)	(30)		(22)

Payments deducted from provisions for restructuring and other provisions excluding pensions	(17)		(35)

Payments for defined benefit pension plans	(9)		(7)

		(56)		(64)

Net cash provided by operating activities (A)		232		276

Cash flow from investing activities

Investments in property, plant and equipment and internally used software		(65)		(63)

Proceeds from the disposal of property, plant and equipment		1		1

Acquisitions of Group companies		(18)		(6)

Payments related to integration of acquisitions		(2)		(3)

Proceeds of divestments and transaction fees		–		(10)

Other		(2)		(5)

Net cash used in investing activities (B)		(86)		(85)

Cash flow available for financing activities (A+B)		145		191

Cash flow from financing activities

Dividend payments		(12)		–

Interest payments		(58)		(54)

Dividend Preference Shares A		(11)		(11)

Payment to minority shareholders		(31)		(8)

Proceeds from share issues		239		–

Repurchase Preference Shares C (including expenses)		(411)		–

Net proceeds/(repayments) of other long-term borrowings		85		(104)

Net cash used in financing activities (C)		(199)		(177)

Net cash flow (A+B+C)		(54)		14

Back to Contents
Buhrmann	Chapter 8	79
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Consolidated Statements of Cash Flows for the years ended 31 December 2005 and 2004
 in millions of euro

		2005		2004

Net increase in liquid funds

Liquid funds at year end:

Cash and cash equivalents	114		154

Bank overdrafts	(10)		(6)

		104		148

Minus liquid funds at beginning of year:

Cash and cash equivalents	154		145

Bank overdrafts	(6)		(5)

Translation differences	10		(6)

		158		134

Net cash flow		(54)		14

The accompanying Notes are an integral part of these Financial Statements.

Back to Contents
80	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Consolidated Statements of Recognised Income and Expense
for the years ended 31 December 2005 and 2004
in millions of euro

		2005		2004

Cash flow hedges:

Valuation gain/(loss) taken to equity	7		1

Transferred to Income Statement for the year	(2)		–

Tax	(2)		–

		3		1

Actuarial gains and (losses) on pension plans	(27)		(31)

Tax	8		10

		(19)		(21)

Exchange differences on translation of foreign operations		180		(87)

Net result taken directly to equity		164		(107)

Net result for the year		21		107

Total recognised income and expense for the year		185		–

Attributable to:

Holders of ordinary shares Buhrmann NV		166		(18)

Minority interests in Group companies		19		18

		185		–

The accompanying Notes are an integral part of these Financial Statements.

Back to Contents
Buhrmann	Chapter 8	81
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

1   Business
Buhrmann was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken NV (KNP). In 1993, KNP merged with Buhrmann-Tetterode NV and VRG-Groep NV and the legal entity was renamed NV Koninklijke KNP BT (KNP BT). In 1998, the name KNP BT was changed into Buhrmann NV. The Company is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (the Netherlands). Buhrmann’s corporate head office is located in Amsterdam, the Netherlands.

Buhrmann has five business segments: Office Products North America; Office Products Europe; Office Products Australia; ASAP Software; and Graphic Systems. Office Products North America, Europe and Australia mainly operate under the name Corporate Express and offer a full range of products to large- and medium-sized companies and institutions such as traditional office supplies and office furniture but also break room supplies, janitorial and sanitary products. ASAP Software supplies desktop software and related services and derives its sales predominantly in North America.

Buhrmann also supplies pre-press systems, printing presses, folding, cutting and binding machines and also provides related services and maintenance in six countries in Europe. These activities are grouped in Graphic Systems.

Buhrmann’s primary listing of ordinary shares is at Euronext NV in Amsterdam. Buhrmann also has American Depository Shares (ADS) listed on the New York Stock Exchange, representing its ordinary shares, evidenced by American Depositary Receipts (ADR), each represent one Ordinary Share of Buhrmann NV.

2   Summary of accounting policies
Basis of preparation
The Consolidated Financial Statements comply with Title 9, Book 2 of the Netherlands Civil Code. In accordance with Article 402, Title 9, Book 2 of the Netherlands Civil Code, an abbreviated Company Income Statement is included. Buhrmann’s accounting policies comply in all respects with IFRS as issued by the International Accounting Standards Board, the interpretations thereof by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). Some of the standards issued by the International Accounting Standards Board have not been endorsed by the European Union (also called ‘EU IFRS’). These standards however, do not affect Buhrmann’s accounting policies under IFRS.

Our transition date to IFRS is 1 January 2004 as this is the start date of the earliest period for which full comparative information under IFRS is presented. Until 31 December 2004 Buhrmann reported under accounting principles generally accepted in the Netherlands (‘Dutch GAAP’). Information relating to the nature and effect of transition from Dutch GAAP to IFRS is included in Note 39.

Buhrmann’s accounting policies under IFRS vary in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Information relating to the nature and effect of such differences as they relate to the Company is presented in Note 37 which also includes additional disclosures required by the U.S. Securities and Exchange Commission (SEC).

The Consolidated Financial Statements are presented in euro and are prepared under the historical cost convention, except for the financial assets and liabilities (including derivative instruments) which are valued at fair value as described in the Notes.

Amounts are rounded to the nearest million euro, therefore amounts may not equal (sub)totals due to rounding.

The Consolidated Statements of Income are presented by using a classification of expenses based on the nature of expenses.

As a general principle, an asset is recognised in the Consolidated Balance Sheet when it is probable that the future economic benefits will flow to the Company and the asset can be measured reliably. A liability is recognised in the Consolidated Balance Sheet when it is probable that an outflow of resources will result from the settlement of a present obligation, and the amount at which the settlement will take place can be measured reliably. Non-current liabilities are stated at discounted amounts, excluding deferred tax liabilities. If the criteria for recognition are no longer met, the assets and liabilities are derecognised. Where necessary, the assets have been reduced to reflect permanent diminutions in value.

Back to Contents
82	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2 Summary of accounting policies continued
Transition to IFRS
Buhrmann has prepared its IFRS opening balance sheet at 1 January 2004 in accordance with IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. In accordance with IFRS 1, Buhrmann has in its opening IFRS balance sheet:
–	Recognised all assets and liabilities whose recognition is required by IFRS.
–	Not recognised items as assets or liabilities if IFRS does not permit such recognition.
–	Reclassified items that were recognised under Dutch GAAP as one type of asset, liability or component of equity, but are a different type of asset, liability or component of equity under IFRS.
–	Applied IFRS in measuring all recognised assets and liabilities.

Buhrmann has used the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in these IFRS financial statements. Those accounting policies comply with each IFRS effective at 31 December 2005. These accounting policies differ from those Buhrmann used under Dutch GAAP. The resulting adjustments arise from events and transactions before the date of transition to IFRS. Therefore, Buhrmann recognised those adjustments directly in equity in the opening IFRS balance sheet.

IFRS 1 has various exemptions to the principle that an entity’s opening IFRS balance sheet shall comply with each IFRS effective at 31 December 2005. The following exemptions have been applied by Buhrmann in preparing these financial statements:

Business combinations
A first-time adopter of IFRS may elect not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. Buhrmann has decided to use this exemption which had the following practical implications for Buhrmann’s opening IFRS balance sheet at 1 January 2004:
–	The carrying amount under Dutch GAAP of assets acquired and liabilities assumed in business combinations prior to 1 January 2004 are their deemed cost under IFRS.
–	If an asset acquired, or liability assumed, in business combinations prior to 1 January 2004 was not recognised under Dutch GAAP, Buhrmann recognised and measured it in its Consolidated Balance Sheet on the basis that IFRS would require it in the balance sheet of the acquiree. No such adjustments were made in Buhrmann’s IFRS opening balance sheet.
–	A first-time adopter of IFRS must exclude from its opening IFRS balance sheet any items recognised under Dutch GAAP with respect to business combinations prior to 1 January 2004 that do not qualify for recognition as an asset or liability under IFRS. No such adjustments were made in Buhrmann’s IFRS opening balance sheet.
–	In principle, the carrying amount of goodwill under Dutch GAAP at 1 January 2004 is the carrying amount under IFRS in Buhrmann’s opening IFRS balance sheet.

Regardless of whether there is any indication that the goodwill may be impaired, IFRS 1 requires a first-time adopter of IFRS to test goodwill for impairment at the date of transition to IFRS. This impairment test did not result in an impairment.

Under IFRS, goodwill is treated as an asset of the acquired company. If the acquired company has a functional currency other than the euro, this goodwill is translated into euro. However, a first-time adopter of IFRS need not adjust goodwill for translation in the opening IFRS balance sheet. Buhrmann has decided to use this exemption.

Employee benefits
A first-time adopter of IFRS may elect to recognise all cumulative actuarial gains and losses at the date of transition to IFRS with respect to employee benefits. Buhrmann has decided to use this exemption which means the cumulative actuarial gains and losses, with respect to the pension plans which meet the definition of defined benefit plans, are recognised and included in equity in the IFRS opening balance sheet as at 1 January 2004.

Cumulative translation differences
Under this exemption, the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS. Consequently, the gain or loss on a subsequent disposal of any foreign operation excludes translation differences that arose before the date of transition to IFRS and will only include later translation differences.

IFRS 1 also has certain exceptions which prohibit retrospective application of IFRS standards. The following exceptions are relevant to Buhrmann:
–	Hedge accounting: It is not allowed to reflect a hedging relationship in the opening IFRS balance sheet if it does not qualify for hedge accounting under IFRS. Transactions entered into before the date of transition to IFRS should not be retrospectively designated as hedges in the opening IFRS balance sheet.
–	Estimates: Estimates made under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under Dutch GAAP, after adjustments to reflect any difference in accounting policies, unless there is objective evidence that those estimates were in error.

Back to Contents
Buhrmann	Chapter 8	83
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2 Summary of accounting policies continued
Principles of consolidation
The Consolidated Financial Statements include Buhrmann NV and the entities controlled by Buhrmann. Control is achieved when Buhrmann has the power to govern the financial and operating policies of an investee (subsidiary) so as to obtain benefits from its activities. Control is presumed to exist when Buhrmann NV owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be demonstrated that such ownership does not constitute control. Subsidiaries are fully consolidated (Group companies) from the date on which control is obtained.

Each Group company measures its balance sheet and income statement items in the currency of the primary economic environment in which the Group company operates (‘the functional currency’). The Consolidated Financial Statements are presented in euro, which is the Group’s presentation currency. In the consolidation, assets and liabilities of Group companies whose functional currency is not the euro are translated into euro at the rates prevailing at the balance sheet date. Income statements of these Group companies are translated into euros at the average rates for the reporting period. The resulting translation differences are recorded directly in equity as ‘cumulative translation adjustments’. The rates used for translation are listed under ‘Transactions in foreign currencies’.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

The interest of minority shareholders in a Group company is stated at the minority’s proportion of the net asset (equity) values and net income of the Group company.

A Group company is included in the consolidation until the date on which Buhrmann ceases to control the Group company through disposal.

In case of disposal or classification as held for sale of an entire component of the Company, comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company, that component is treated as a discontinued operation. Accordingly, the Consolidated Statements of Income of previous years are represented and the results of that operation, including the result on the sale of that operation, are disclosed as a single amount.

Transactions in foreign currencies
Transactions in currencies other than the functional currencies of the Group companies are recorded at the exchange rates prevailing on the dates of the transactions. Monetary items (such as receivables, cash and cash equivalents and liabilities) denominated in currencies other than the functional currencies of the Group companies are translated at the rates prevailing on the balance sheet date. The resulting translation differences are reflected in the income statement.

Translation differences, net of related taxation, arising from long-term loans granted to Group companies that have the nature of permanent investments (quasi equity) , are recorded directly in equity as ‘cumulative translation adjustments’ by analogy of translation differences on shareholdings in Group companies (see ‘Principles of consolidation’).

The following translation rates against the euro have been used (main currencies only):

	31 December		31 December
Currency per 1 EUR	2005	Average 2005	2004	Average 2004

AUD	1.6109	1.6327	1.7459	1.6891

CAD	1.3725	1.5096	1.6416	1.6169

GBP	0.6853	0.6839	0.7051	0.6785

USD	1.1797	1.2446	1.3621	1.2434

Net sales
The criteria for recognition of sales of goods are:
–	Significant risks and rewards of ownership have been transferred to the buyer. In most cases the significant risks and rewards of ownership are transferred at the point of delivery or at the moment after installation (ready to operate),depending on shipping terms, contractual arrangements and performance obligations.
–	Buhrmann retains neither continuing managerial involvement noreffective control over the goods sold.
–	The amount of revenue can be measured reliably and collectibility is reasonably assured.
–	The related cost (of sales)can be measured reliably.

Based on these criteria, sales of goods are in general recognised at the point of delivery, as Buhrmann has no future performance obligations. In Graphic Systems, sales of machines are recognised after installation while sales of supplies and spare parts are recognised at the point of delivery.

Sales of services are recognised in the period in which the services are rendered.

Back to Contents
84	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2 Summary of accounting policies continued
The Company sells copiers and graphic machines together with subsequent servicing usually to third-party lease companies who enter into long-term lease contracts with our customers. The revenue from these contracts is allocated to the delivery of copiers and graphic machines and subsequent servicing in proportion to their fair value which means that any price discount given is allocated in proportion to their fair value.

The Company also rents copiers and graphic machines to customers of which the revenue is recognised on a linear basis over the contractual rental period.

Buhrmann receives contributions from vendors for inclusion of their products in Buhrmann’s catalogues which have no relationship with purchased volumes. Catalogue contributions are in principle recognised as income on a linear basis over the period the catalogue is generating sales and included in net sales. Catalogue contributions received for promoting and advertising are recognised in income when the catalogue is released.

Sales are recorded on a gross basis when Buhrmann acts as the primary obligor in a sales transaction and/or whether based on an assessment of certain indicators, such as general inventory risk and credit risks, Buhrmann bears the major part of the risks and rewards in a sales transaction. If the supplier acts as the primary obligor and/or bears the major part of the risks and rewards in a sales transaction, Buhrmann records the sales on a net basis (sales value less purchase value of goods or services).

In the Statements of Income, net sales represents the invoiced value, excluding sales tax, of trade goods sold and services rendered to third parties, less discounts, rebates to customers and less goods returned by the customers. Also included in net sales are shipping and other handling costs separately charged to the customers.

Purchase value of trade goods sold
Purchase value of trade goods sold is the average purchase cost of trade goods (see ‘Inventories’). Cash discounts for prompt payment are deducted from the purchase value of trade goods sold when incurred.

Gross contribution
Gross contribution is arrived at by subtracting purchase value of trade goods sold from net sales.

Employee benefits
In general, employee benefits are recorded as an expense in the period in which services by the employee are rendered.

A liability and an expense is recognised for vacation days, vacation pay, bonuses and other short-term benefits when the employees render service that increases their entitlement to these benefits.

The expected cost of long-term benefits such as sabbatical leave, jubilee benefits, disability benefits and long-term bonus plans are recognised as a liability and an expense proportionally for the reporting period. The accounting policies regarding pensions and employee stock options is described below.

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognised as a liability and expense when Buhrmann is committed to either terminate the employment of current employees according to a detailed formal plan or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Pensions
Defined contribution plans are plans under which Buhrmann pays fixed contributions and will have no legal or constructive obligation to pay additional contributions. Contributions for defined contribution plans are recognised as an expense when incurred.

Defined benefit plans are post-employment benefit plans other than defined contribution plans. The defined benefit plans in the Netherlands and some foreign defined benefit plans are funded with plan assets which have been segregated and restricted in trusts. For the funded plans, contributions are made by Buhrmann, as necessary, to provide assets sufficient to meet benefit entitlements in accordance with, among others, legal requirements and financing agreements with these trusts. In the balance sheet, the pension obligation less, in the case of funded plans, fair value of the plan assets, is recorded either as a net pension provision or a net pension asset. A net pension asset is only recorded to the amount of economic benefits available for Buhrmann in the form of future refunds from the plan or reductions in future contributions to the plan.

Back to Contents
Buhrmann	Chapter 8	85
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2 Summary of accounting policies continued
The pension obligation of a defined benefit plan is measured as the present value of the estimated pension benefits, taking into account, among others, expected wage inflation and salary increases due to promotion, using the projected unit credit method under which the cost of providing pensions is charged to the income statement so as to spread the service cost over the service lives of employees. The discount rate used to calculate the present value is the interest on high-quality corporate bonds that have a maturity approximating the terms of the related obligations. The net periodic pension cost for defined benefit plans consists of the service cost and interest cost less, in the case of funded plans, expected return on plan assets. In case of an amendment of a defined benefit plan, past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are vested immediately following the changes to a defined benefit plan, past service costs are recognised immediately as an expense. Actuarial gains and losses arise due to, among others, changes in discount rates, differences between expected and realised returns on plan assets, differences in mortality and differences between expected and actual wage inflation and salary increases due to promotion. Actuarial gains and losses which arose before the date of transition to IFRS at 1 January 2004 are recognised, using the exemption as allowed by IFRS 1. Actuarial gains and losses arising after 1 January 2004 are recorded directly in equity (see Consolidated Statements of Recognised Income and Expense).

Employee stock options
Stock options are granted to a group of employees. The grants meet the definition of equity-settled, share-based compensation. The fair value of the options is measured at grant date allowing for any market-based performance conditions and recognised as expenses on a linear basis during the vesting period, based on the number of options that eventually vest, with a corresponding increase in equity as ‘option reserve’. Vesting conditions are taken into account in the measurement of the fair value and the related recognition of expense. When the options are exercised or lapsed, a reclassification within shareholders’ equity takes place from the option reserve to retained earnings. This policy is applied to all options that on 1 January 2005,the date of transition to IFRS, had not been exercised, vested or lapsed.

Acquisition of companies
The purchase method of accounting is used to account for the acquisition of companies. At the acquisition date, the identifiable assets, liabilities and contingent liabilities of the acquired company are recognised separately based on Buhrmann’s accounting policies, regardless of whether they had been previously recognised in the financial statements of the acquired company. The identified assets, liabilities and contingent liabilities of the acquired company are measured initially at their fair values at the acquisition date. This includes intangible assets such as customer lists, customer relationships and brand names, insofar as they can be reliably measured, regardless of whether they will be subsequently used. These intangibles assets are amortised over the estimated useful lives.

The cost of an acquisition includes the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by Buhrmann, in exchange for control of the acquired company plus any costs directly attributable to the acquisition.

Any excess of the cost of the acquisition over Buhrmann’s interest in the net fair value of the acquired company’s identified assets, liabilities and contingent liabilities is initially recognised as goodwill.

If Buhrmann’s interest in the net fair value of the items recognised exceeds the cost of the acquisition, the identification and measurement of the acquired company’s identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination are reassessed. Any excess remaining after that reassessment is recognised immediately in the income statement.

Goodwill acquired with acquisitions of Group companies is separately presented in the Consolidated Balance Sheet. Goodwill acquired with acquisition of associated companies is included in investments in associates.

After the initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortised but instead tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

In the impairment test, goodwill related to cash-generating units whose carrying values exceed their recoverable amount are written down to the higher of the net selling price or the discounted net future cash flows expected to be generated. The discount rate is derived from the pre-tax estimated weighted cost of capital, reflecting the risks inherent to the cash-generating unit and a normative financing profile. Impairment losses on goodwill are recognised as an expense immediately and are not reversible. The determination of a cash-generating unit for goodwill impairment testing purposes is based on the business structure (see Note 5).

Back to Contents
86	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2	Summary of accounting policies continued
Non-current assets held for sale and discontinued operations
A non-current asset or discontinued operation is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or discontinued operation must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or discontinued operations and its sale must be highly probable.

A non-current asset or discontinued operation classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. The carrying amount includes goodwill acquired in a business combination if the Group company or component of the Buhrmann Group is a cash-generating unit to which goodwill has been allocated (see Note 5).

At the time of sale, any gain on disposal is recognised in income, including the cumulative amount of any translation differences recognised directly in equity with respect to the assets or discontinued operation sold.

Impairment of non-current assets other than goodwill
At balance sheet date, the carrying amounts of property, plant and equipment, internally used software and other non-current assets is reviewed to determine whether there is any indication that those assets might have been impaired. Assets whose carrying values exceed their recoverable amount are written down to the higher of the net selling price and its value in use. Impairment losses are recognised as an expense immediately. Where an impairment loss of a non-current asset other than goodwill subsequently reverses, the carrying amount of these assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Internally used software
Internally used software is stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised as an expense and calculated on a straight-line basis over the expected useful life of the internally used software with a maximum of seven years.

The cost includes third-party costs and internal costs, such as employee benefit costs, insofar related to the development of the software. Also included in the cost are borrowing costs to finance the development of software.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognised as an expense and calculated on a straight-line basis over the expected useful lives of the assets, taking into account a potential residual value.

Land is not depreciated.

Each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over its own useful life, not exceeding the remaining useful life of the related asset.

Borrowing costs to finance the construction of property, plant and equipment are capitalised as part of the costs of the asset, during the period of time that is required to complete and prepare the asset for its intended use.

The depreciation rates per year are as follows:

Land	Not depreciated

Buildings	3–7%

Plant and equipment	5–10%

Other fixed equipment	10–33%

Maintenance, repairs and renewals are generally recognised as expenses during the period in which they are incurred. However, major renovations are capitalised when it is probable that future economic benefits will increase beyond the originally assessed level. Major improvements are recognised as a separate component and depreciated over the useful life of the component, not exceeding the remaining useful life of the related asset.

Back to Contents
Buhrmann	Chapter 8	87
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2	Summary of accounting policies continued
Catalogue production costs
The cost to produce catalogues is capitalised insofar as the catalogue enables the receipt of sales orders. The production costs of that part of a catalogue which is used for promoting and advertising products and services is expensed as incurred. The capitalised catalogue production costs includes third-party and internal costs of development and distribution.

The capitalised catalogue production costs are presented as a current asset and amortised on a linear basis over the period the catalogue is generating sales which usually does not exceed 12 months. The amortisation expense is included in other operating costs.

Income taxes and deferred taxes
The amount of tax included in the income statement is based on the reported accounting profit plus or minus non-deductible accounting expenses and non-taxable accounting income. The amount of tax included in the income statement includes changes in the valuation of deferred tax assets for loss carry-forwards.

Current tax assets and liabilities are not discounted and are calculated at tax rates prevailing at the balance sheet date.

Deferred tax assets and liabilities are recognised for temporary differences in the carrying value of assets and liabilities and their tax base and for loss carry-forwards. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. Deferred taxes are not discounted and are determined at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are offset when there is a legally enforcable right to offset.

Tax expense and income related to items that are recorded in equity are recorded likewise.

Investments in associates
An associate is an entity over which Buhrmann is in a position to exercise significant influence, but not control, in the financial and operational policy decisions of the investee through participation. Significant influence is assumed when Buhrmann holds 20% or more of the voting power. Investments in associates are initially measured at cost and subsequently amended for the Company’s share in the result (after tax) of the associate less, if applicable, impairments and less distributions received such as dividends. The result of an associate is determined in accordance with Buhrmann’s accounting policies.

Leases
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the asset. All other leases are classified as operational leases.

Assets under finance leases, with the Company as lessee are recognised as assets of the Company at their fair value at the date of acquisition or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Payments under operating leases with the Company as lessee are expensed on a straight-line basis over the term of the relevant lease.

Inventories
Inventories related to trade goods, used machines and goods in transit are valued at the lower of weighted average purchase cost or net realisable value. Weighted average purchase cost includes the purchase price, import duties and other taxes (other than those subsequently recoverable from the tax authority) and inbound third-party transportation, handling and other costs directly attributable to the acquisition of trade goods.

The purchase price is net of trade discounts and rebates received from suppliers. Cash discounts from suppliers for prompt payment are recognised as income when incurred. The difference between the weighted average purchase cost and net realisable value (if the latter is lower) is the provision for impairment for obsolete and slow-moving items.

Trade receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for doubtful receivables. The allowance is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of allowance is recognised in the income statement.

Back to Contents
88	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2	Summary of accounting policies continued
Other receivables
Other receivables and prepayments are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less an allowance for doubtful receivables.

Cash and cash equivalents
Cash and cash equivalents are carried in the balance sheet at fair value comprising cash on hand, deposits held at call with banks and other short-term, highly liquid investments with original maturities of three months or less.

Shareholders’ equity, ordinary shares, Preference Shares
Buhrmann’s ordinary shares are classified as shareholders’ equity. External costs directly attributable to the issue of new ordinary shares, other than in connection with business combinations, are deducted from shareholders’ equity net of tax.

Buhrmann’s Preference Shares A are classified as a financial liability and stated at fair value (proceeds received net of transaction costs incurred). Under IFRS, the critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation on one party (the issuer) to deliver cash or another financial asset to the other party (the holder) or to exchange another financial instrument with the holder under conditions that are potentially unfavourable to the issuer. When such a contractual obligation exists, that instrument meets the definition of a financial liability regardless of the manner in which the contractual obligation will be settled.

Further information regarding Buhrmann’s ordinary shares and Preference Shares is given in Note 26.

The ‘option reserve’ in shareholders’ equity is the amount of expenses recognised in connection with the employee share options. When the options are exercised or lapsed, a reclassification from the option reserve to retained earnings within shareholders’ equity takes place.

The ‘cumulative translation adjustments’ in shareholders’ equity relates to the euro translation of assets and liabilities of Group companies whose functional currency is not the euro. When a Group company is sold or otherwise disposed of, the cumulative translation adjustments, if any, are recognised in the income statement as part of the result on the sale or disposal. Also, cumulative translation adjustments with respect to long-term loans that are designated as permanent investments (quasi equity, see ‘Transactions in foreign currencies’) are recognised in the income statement when these loans are reduced.

The hedge reserve relates to changes in the fair value of the interest rate swaps for which hedge accounting is applied. The amounts recorded in the hedge reserve are recognised in the income statement, as other financing expenses, when the hedged item affects the income statement.

Subordinated Convertible Bonds
Buhrmann’s Subordinated Convertible Bonds are classified as a compound financial instrument. The liability component is initially stated at fair value (proceeds received net of transaction costs incurred) and is subsequently stated at amortised cost which is the initial amount minus interest and principal payments plus cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement. The value of the conversion option is determined using the residual method. The liability component is recorded as long-term borrowings and the value of the conversion option is recorded directly in shareholders’ equity (net of taxes).

High Yield Bonds, Senior Facilities Agreement and Securitised Notes
The High Yield Bonds and Term Loans A, B and D and Medium Term Notes are initially stated at fair value (proceeds received net of transaction costs incurred) and subsequently stated at amortised cost. The amortised cost is the initial amount minus principal and interest payments plus cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement as other financing costs.

The Revolver and Short Term Notes are stated at the proceeds received under long-term borrowings. Transaction costs incurred are recorded as ‘capitalised financing fees’ under other non-current assets as these borrowings have variable amounts outstanding. The interest paid on these types of borrowings is recorded in the income statement as other financing costs. The capitalised financing fees are amortised on a linear basis over the expected life of the related borrowing. The amortisation expense is presented in the income statement as other financing costs.

Back to Contents
Buhrmann	Chapter 8	89
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

2	Summary of accounting policies continued
Provisions
The accounting policies regarding pensions and other employee benefits are stated under ‘employee benefits’.

Provisions are recognised when the Group has:
–	A present legal or constructive obligation as a result of past events.
–	It is probable that an outflow of resources will be required to settle the obligation.
–	A reliable estimate of the amount can be made.

Other non-current provisions and liabilities in the balance sheet include provisions for integrations and reorganisation following acquisitions, divestments and restructuring of businesses as well as provisions for product warranties and reflect amounts payable after more than one year from the balance sheet date. Amounts payable within one year are recorded under current liabilities.

Provisions for restructuring as a result of an acquisition are only recognised as part of the cost of the acquisition if the acquired company has an existing liability for restructuring recognised before the acquisition date. A provision recognised after the acquisition date is not recognised as part of the cost of the acquisition and is therefore not part of the acquisition goodwill. In this case the provision is set up through the income statement.

Financial instruments
Buhrmann uses currency and interest rate swaps to hedge against financial market risks (see Note 31). Derivative financial instruments (such as currency and interest rate swaps) are measured at their fair value. In principle, changes in the fair value of derivative financial instruments are recognised in the income statement, unless the derivatives are designated, and effective, as cash flow hedges in which case the changes in the fair value are deferred and recorded directly in shareholders’ equity. Any ineffective portion is recognised immediately in the income statement.

All interest rate swaps are accounted for as cash flow hedges which means that changes in the fair value of these interest rate swaps are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The amounts deferred in equity are recognised in the income statement when the hedged items affect the income statement. At inception of the hedge the hedge documentation is prepared which includes the method of prospective and retrospective testing for effectiveness. An interest rate swap is only accounted for as a (cash flow) hedge if it is expected to be highly effective, based on the prospective effectiveness test at inception of the hedge. Each month a retrospective test is performed to determine whether swap has been highly effective. The ineffective portion is recorded in the income statement. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative are recorded in the income statement.

Information about the estimated fair value of the Company’s derivative financial instruments is included in Note 31. The estimated fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of currency swaps is determined using forward exchange market rates at the balance sheet date.

Carrying amounts of the Company’s cash and cash equivalents, participations, accounts receivable, accounts payable, other receivables, other liabilities and bank overdrafts approximate fair value due to their short-term maturities. Information about the fair value of the Company’s long-term borrowings is included in Note 29.

Advertising costs
Advertising costs are expensed as incurred and included in operating expenses.

Research and development
Costs of research are expensed as incurred and included in operating expenses. Costs of research are insignificant. Costs of development, which predominantly relate to internally used software, are capitalised and after being put into use, amortised over the expected life of the asset.

Disclosure of material items of income and expense
During the course of a year, certain events may take place which may have unique characteristics that set them apart from the Company’s standard day-to-day operations. If these events are significant in size, Buhrmann reports them separately to provide a more operationally oriented view on the results of the business.

Consolidated Statements of Cash Flows
The Consolidated Statements of Cash Flows are derived from the statements of income and other changes between the opening and closing balance sheets in the functional currencies of the Group companies and translated into euro at average exchange rates. This method is referred to as the indirect method.

The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds.

Back to Contents
90	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

3	Critical accounting estimates and assumptions
The Consolidated Financial Statements include amounts that are based on management’s best estimates, judgements and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, judgements and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Pensions
Buhrmann’s operating companies offer a variety of defined benefit plans. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are maintained in separate trusts (pension funds) to which Buhrmann makes contributions.

The Company accounts for pensions in accordance with IAS 19 under which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service periods of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of IAS 19 requires that management makes use of assumptions regarding, among others, discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing benefit obligations and periodic pension costs. IAS 19 requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Actual circumstances could change the impact of these assumptions giving rise to different benefit obligations, and may affect pension cost in the following years which could have an effect on Buhrmann’s future operating result and net result. For the effects on pension cost in 2005 of a change in discount rate and/or expected return on plan assets, see Note 20.

Goodwill impairment
Goodwill is tested for impairment at least once annually or when changes in circumstances indicate that impairment may have occurred. Under the impairment test, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Any excess of book value over fair value is recorded as an impairment of goodwill. This fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values. The determination of the estimated multi-year forecasts requires management to make assumptions and estimates regarding, amongst others, sales growth, gross contribution margins and operating expense developments. These assumptions are based, amongst others, on past performance and our expectations for market development.
Management assumptions and estimates are affected by factors such as assumed economic conditions, and expectations about our markets and our operating performance. These factors may change over time and may cause the Company to record additional impairment charges which may adversely impact operating result and net result. Also the fair value and hence the impairment charge is sensitive to the discount rate. The discount rate is derived from the pre-tax estimated weighted cost of capital, reflecting the risks inherent to the cash-generating unit and a normative financing profile. The discount rate after tax used for the impairment test at 31 December 2005 was between 8 and 9% dependent on the cash-generating unit. In 2005 and 2004, no goodwill impairments were recorded. We have performed a sensitivity analysis around the assumptions and have concluded that no reasonably possible changes in key assumptions would cause the carrying amount of each of the cash-generating units to exeed its recoverable amount.

Taxation in respect of deferred taxes
Buhrmann has a considerable amount of loss carry-forwards. For these loss carry-forwards and for temporary differences in the valuation of assets and liabilities for reporting and tax purposes, deferred tax assets and deferred tax liabilities are recognised. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In determining the valuation of deferred tax assets and liabilities, Buhrmann’s assessment of future taxable income, available taxable temporary differences, tax planning, applicable limitations on the use of tax loss carry-forwards and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with in-house and outside tax experts. If actual future taxable income is different than originally assessed, if tax planning fails to materialise, if limitations on the use of tax loss carry-forward apply or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation of deferred tax assets and liabilities may have to be adjusted which may have an effect on Buhrmann’s reported tax expense and net result in future years.

Other receivables in respect of rebates from suppliers
Buhrmann receives various types of rebates from suppliers, which are based on the volume of goods purchased (volume-based rebates) or based on the inclusion of certain products of the supplier in Buhrmann’s catalogue offerings (catalogue contributions) or are received for entering into a contract with a supplier (contract-based rebates).

Volume-based rebates are settled in arrears, mostly not exceeding one year. For each interim reporting period Buhrmann accrues volume-based rebates on the basis of a prudent estimate of the volumes to be purchased for the entire rebate period.

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

Back to Contents
Buhrmann	Chapter 8	91
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

3 Critical accounting estimates and assumptions continued
Provisions for legal proceedings
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

4 Acquisitions and divestments
In 2005, no major acquisitions took place. A number of small acquisitions took place which resulted in the recognition of €10 million in goodwill and €6 million in other intangible assets, mainly customer relations.

The goodwill is paid for the expected excess of return on the acquired companies and capitalised.

If the acquisitions had occurred at 1 January of the respective years, net sales would have been €5,923 million in 2005 and €5,573 million in 2004 and net result would have been €22 million in 2005 and €108 million in 2004. These pro forma amounts are unaudited and include the effects of financing. The pro forma amounts do not necessarily reflect net sales and net result as they would have been if the acquisitions had been completed as of the respective years and are not necessarily indicative of future results.

In 2003, Buhrmann’s paper merchanting division was sold to PaperlinX Limited. In 2004 certain adjustments to the purchase price were made and also in 2005 and 2004 certain adjustments were made to a provision for indemnifications granted to the buyer . This expense is presented as subsequent result from disposal of operations (see Note 14).

5 Segment information
Buhrmann has the following business segments: Office Products North America (OPNA); Office Products Europe (OPE); Office Products Australia (OPA); ASAP Software (ASAP); and Graphic Systems (see Note 1).

‘Unallocated’ in the tables below includes our financing costs and incurred by the corporate head office as well as costs and assets relating to geographical holding companies.

Business segment information

in millions of euro, except number of employees					Graphic		Total
	OPNA	OPE	OPA	ASAP	Systems	Unallocated	Buhrmann
	2005	2005	2005	2005	2005	2005	2005

Net sales	3,047	948	701	773	421	–	5,890

Purchase value trade goods sold	(1,993)	(639)	(485)	(694)	(303)	–	(4,114)

Depreciation and amortisation[1]	(58)	(13)	(7)	(3)	(7)	–	(89)

Operating result	143	0	59	33	9	(12)	232

Total net financing costs							(191)

Subsequent result from
disposal of operations							5

Result before taxes							45

Taxes							(25)

Net result							21

Attributable to:

Holders of ordinary shares Buhrmann NV							2

Minority interests in Group companies							19

Goodwill	1,014	134	269	79	3	–	1,499

Total assets	2,021	410	259	282	219	851	4,042

Total liabilities	455	206	109	185	151	1,426	2,532

Capital expenditure[1]	(40)	(8)	(9)	(5)	(2)	(1)	(65)

Number of employees at year end	9,976	3,694	2,337	544	954	71	17,575

1 Property, plant and equipment and internally used software.

Back to Contents

92	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

5	Segment information continued
Business segment information

					Graphic		Total
	OPNA	OPE	OPA	ASAP	Systems	Unallocated	Buhrmann
in millions of euro, except number of employees	2004	2004	2004	2004	2004	2004	2004

Net sales	2,869	914	596	765	409	–	5,553

Purchase value trade goods sold	(1,879)	(607)	(405)	(693)	(298)	–	(3,882)

Depreciation and amortisation[1]	(57)	(15)	(5)	(3)	(8)	–	(89)

Operating result	141	(4)	54	30	(1)	(6)	214

Total net financing costs							(126)

Subsequent result from disposal
of operations							6

Result before taxes							94

Taxes							13

Net result							107

Attributable to:

Holders of ordinary shares Buhrmann NV							90

Minority interests in Group companies							18

Goodwill	875	133	241	69	4	–	1,322

Total assets	1,719	397	219	243	232	849	3,659

Total liabilities	380	200	101	179	140	1,541	2,541

Capital expenditure[1]	(42)	(6)	(5)	(3)	(7)	(1)	(63)

Number of employees at year end	10,083	3,803	2,200	461	1,002	69	17,618

Geographical segment information

						Australia/		Total
		North America		Europe		New Zealand		Buhrmann

in millions of euro, except number of employees	2005	2004	2005	2004	2005	2004	2005	2004

Net sales	3,692	3,498	1,497	1,459	701	596	5,890	5,553

Depreciation and
amortisation[1]	(61)	(60)	(21)	(24)	(7)	(5)	(89)	(89)

Operating result	170	167	3	(6)	59	53	232	214

Capital expenditure[1]	(45)	(45)	(11)	(13)	(9)	(5)	(65)	(63)

Long-lived assets[2]	1,336	1,162	220	232	284	252	1,840	1,646

Total assets	2,706	2,325	876	941	460	392	4,042	3,659

Total liabilities	1,614	1,318	783	1,130	135	93	2,532	2,541

Number of employees at year end	10,395	10,421	4,843	4,997	2,337	2,200	17,575	17,618

1	Property, plant and equipment and internally used software.
2	Long-lived assets include tangible and intangible fixed assets.

Back to Contents
Buhrmann	Chapter 8	93
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

6	Net sales

	2005	2004

Trade goods	5,783	5,444

Services	87	89

Equipment rental	7	8

Catalogue income	13	12

Total	5,890	5,553

7	Employee benefit expenses

	Note	2005	2004

Wages and salaries		(758)	(729)

Social security contributions		(114)	(113)

Pensions		(13)	(13)

Stock options		(7)	(6)

Other		(51)	(38)

Total		(943)	(899)

Less:

Reclassification restructuring	9	13	4

Capitalisation expenses		15	15

Total		(915)	(880)

Pensions in 2005 includes an expense of €20 million related to defined contribution plans and an income of €8 million related to defined benefit plans. Pensions in 2004 includes an expense of €18 million related to defined contribution plans and an income of €5 million related to defined benefit plans. For details of the income related to defined benefit plans, see Note 20.

8	Other operating expenses

	Note	2005	2004

Rent and maintenance expenses		(95)	(92)

Delivery and subcontracting expenses		(192)	(177)

General management expenses		(142)	(136)

Other		(105)	(84)

Total operating expenses		(532)	(489)

Less:

Reclassification charge Civil Settlement Agreement		4	–

Reclassification restructuring	9	4	2

Capitalisation of expenses		5	4

Total		(519)	(483)

Other operating expenses include advertising expenses (net) of €7 million and €6 million during the years ended 31 December 2005 and 2004.

A charge of €4 million was recorded in the Office Products North America business segment to settle with the U.S. Department of Justice, allegations that Corporate Express Office Products submitted false claims in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreements Act.

Back to Contents

94	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

9	Restructuring expenses
For 2005 restructuring expenses of €10 million (US$12 million) were reported as a result of the centralisation of back-office functions in North America.

In the Office Products Europe business segment, we recorded an expense of €8 million in 2005 for the further restructuring of the German copier and furniture business as well as some restructuring activities of Corporate Express Benelux.

10	Total net financing costs
Repurchase Preference Shares C
On 22 February 2005, Buhrmann reached agreement with the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash.

The Preference Shares C are accounted for as debt, combining a liability and a derivative. The repurchase of the Preference Shares C resulted in a charge of €85 million in 2005 which constitutes the difference between the value paid and the book value, reflecting among others, accrued interest, the buy-back premium of the conversion option and the value of the specific contractual rights attached to the Preference Shares C.

Repurchase 2009 Notes
In 2004 we repaid our $350 million 2009 Notes which resulted in a charge of €35 million which consists of a premium paid to holders of the 2009 Notes of €27 million and the difference of €8 million between the amortised cost and the redemption payment.

Other net financing costs

	2005	2004

Cash interest expenses	(64)	(68)

Interest income	3	3

Dividend Preference Shares	(19)	(42)

Non-cash interest (including amortisation cost of long-term
borrowings and amortisation of capitalised financing costs)	(8)	(7)

Refinancing expenses	(85)	(35)

Exchange results due to translation of long-term internal
and external borrowings	(18)	23

Less: amounts included in the cost of qualifying assets	0	0

Total	(191)	(126)

Borrowing costs included in the cost of qualifying assets during the year are calculated by applying an average local capitalisation rate to expenditure on such assets.

11	Investments in associates and share in result of associates
This primarily relates to a 49% share of the Company in Faison Inc.

12	Income taxes
Buhrmann’s operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

In 2004, taxes in the Consolidated Statement of Income include a benefit due to the release of tax provisions of €8 million as a result of finalised tax audits and the recognition of additional deferred tax assets for, among others, our Belgium business. In 2004, a benefit of €14 million was also included related to the refinancing of the US$350 million 2009 Notes and a benefit of €6 million was included for the fiscal finalisation of the divestment of the paper merchanting division.

In 2005, taxes in the Consolidated Statement of Income include a €4 million benefit due to the further recognition of deferred tax assets.

Back to Contents
Buhrmann	Chapter 8	95
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

12	Income taxes continued
Buhrmann’s effective tax rate was 15% in 2005 and 4% in 2004. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and expenses related to the Preference Shares A and C, as these items are exempted from taxes. For calculating the effective tax rate, certain adjustments are made to the amount of taxes in the Consolidated Statement of Income and result from operations which is shown in the following tables.

		2005		2004

Net result		21		107

Adjustments:

Taxes		25		(13)

Add back non-deductible or non-taxable items:		–		–

Repurchase 2009 Notes	–		35

Interest Preference Shares A	11		11

Amortisation cost and fair value changes Preference Shares C	26		8

Repurchase Preference Shares C	85		–

Subsequent result from disposal of operations	(5)		(6)

		117		48

Total taxable result for calculating effective tax rate		163		142

	2005	2004

Taxes as per Consolidated Statement of Income	(25)	13

Adjustments:

Repurchase 2009 Notes	–	(14)

Other adjustments	–	(4)

Taxes for calculating effective tax rate	(25)	(5)

Effective tax rate	15.3%	3.5%

A reconciliation from Buhrmann’s weighted average statutory tax rate to its effective tax rate is as follows:

	2005		2004

Weighted average statutory tax rate	30.0%		29.3%

Changes in the valuation of deferred tax assets	(11.9%	)	(14.1%	)

Other (including exempt income, non-deductible expenses and incentives)	(2.8%	)	(11.7%	)

Effective tax rate	15.3%		3.5%

Taxes as per Consolidated Statement of Income can be specified as follows:

	2005	2004

Current	(27)	(21)

Deferred:

Benefits operating loss carry-forwards	1	29

Adjustments to deferred taxes for enacted changes
in tax laws or a change in the tax status	–	1

Adjustments in the valuation of deferrred tax assets
due to change in judgment about realisability	4	4

All other deferred tax items	(3)	–

Total deferred	2	34

Total income taxes	(25)	13

Back to Contents
96	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

13	Total minority interest
Minority interests mainly represent the 46.9% (2004: 48.5%) share of third parties in the result of Corporate Express Australia Ltd.

14	Subsequent result from disposal of operations
This item mainly concerns the (partial) releases of contractual provisions regarding the disposal of operations in previous years.

The amount in 2005 mainly relates to Buhrmann’s former subsidiary Kappa Packaging which was divested in 1998. The amount in 2004 mainly relates to the former paper merchanting division which was divested in 2003.

15	Earnings per share
Basic earnings per share are computed by dividing result by the weighted average number of ordinary shares outstanding for the periods under review.

Diluted earnings per share assume that dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the average exercise price during the financial year. Potential dilutive convertible securities are treated as dilutive when, and only when, their conversion to ordinary shares would decrease earnings per share or increase loss per share.

The computation of basic and diluted earnings per ordinary share is as follows:

Computation basic earnings per share

	2005	2004

Net result attributable to holders of ordinary shares Buhrmann NV	2	90

Weighted average number of ordinary shares outstanding (in thousands)	168,231	144,837	[1]

Net result per share attributable to holders of ordinary shares Buhrmann NV (in euro)	0.01	0.62

Computation diluted earnings per share

	2005	2004

Net result attributable to holders of ordinary shares Buhrmann NV	2	90

Add:

Amortisation cost, repurchase and fair value changes Preference Shares C	antidilutive	8

Amortisation cost Convertible Subordinated Bonds (net of taxes)	antidilutive	5

Net result on diluted basis	2	103

Computation weighted average number of ordinary shares
outstanding on diluted basis (in thousands):

Weighted average number of ordinary shares outstanding (in thousands)	168,231	144,837

Conversion Preference Shares C	antidilutive	35,761

Conversion Convertible Subordinated Bonds	antidilutive	14,451

Exercise of Share Option Rights[2]	2,005	934

	170,236	195,983	[1]

Diluted net result per share attributable to holders of ordinary shares Buhrmann NV (in euro)	0.01	0.53

Potential ordinary shares are only treated as dilutive when their conversion to ordinary shares would decrease earnings per share.When their conversion would increase earnings per share they are antidilutive and not taken into account.
1	The weighted average number of ordinary shares outstanding in 2004 has been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005.
2	Share Option Rights
The calculation is based on the assumption that the proceeds resulting from the exercise of options are used to acquire ordinary shares on the stock market. Incase the market price is higher than the exercise price, dilution occurs.In case the exercise price is higher than the market price, no dilution occurs. At 31 December 2005 the following calculation was made:

Options in the money: options granted per 2005 at an average exercise price of	€3.31	A

Average market price ordinary share Buhrmann in 2005	€8.86	B

Number of options granted and outstanding at 31 December 2005	4,771,036	C

Theoretical proceeds from exercise of options	€15,791,138	D=CxA

Saving of future expensing related options	€8,708,544	E

Total theoretical proceeds from exercise of options	€24,499,682	F=D+E

Theoretical purchase treasury stock at average market price	2,766,327	G=F/B

Theoretical increase in outstanding ordinary shares	2,004,709	H=C-G

Back to Contents
Buhrmann	Chapter 8	97
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

16	Goodwill
The movements in goodwill are as follows:

	2005	2004

Balance at 1 January:

Cost	1,827	1,925

Accumulated impairment	(505)	(525)

Book value	1,322	1,400

Investments	10	6

Translation difference:

Cost	205	(104)

Accumulated impairment	(38)	20

Total changes	177	(78)

Balance as at 31 December:

Cost	2,042	1,827

Accumulated impairment	(543)	(505)

Book value	1,499	1,322

For the allocation of goodwill to the business segments, see Note 5.

Goodwill is tested for impairment at least once annually or when changes in circumstances indicate that impairment may have occurred. Under the impairment test, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Any excess of book value over fair value is recorded as an impairment of goodwill. This fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values.

Back to Contents
98	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

17	Internally used software
The movements are as follows:

			Prepayments /
			being
	Total	In use	developed

Balance as of 1 January 2004:

Cost	347	322	25

Accumulated amortisation	(204)	(204)

Accumulated impairment	–	–

Book value	143	118	25

Net investment (excluding borrowing costs)	32	32	–

Capitalised borrowing costs	1	1	–

Put into use	–	10	(10)

Amortisation	(46)	(46)	–

Impairments	–	–	–

Translation differences	(8)	(7)	(1)

Total changes	(21)	(10)	(11)

Balance as of 31 December 2004:

Cost	290	276	13

Accumulated amortisation	(168)	(168)	–

Accumulated impairment	–	–	–

Book value	122	108	13

Net investment (excluding borrowing costs)	35	11	24

Capitalised borrowing costs	1	1

Put into use	–	18	(18)

Amortisation	(46)	(46)	–

Impairments	(1)	(1)	–

Translation differences	15	14	1

Total changes	4	(2)	7

Balance as of 31 December 2005:

Cost	361	341	20

Accumulated amortisation	(234)	(234)	–

Accumulated impairment	(1)	(1)	–

Book value	126	106	20

Back to Contents
Buhrmann	Chapter 8	99
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

18	Other intangible assets
The movements are as follows:

		Customer
	Total	relations	Other

Balance as of 1 January 2004:

Cost	–	–	–

Accumulated amortisation	–	–	–

Accumulated impairment	–	–	–

Book value	–	–	–

Acquisition	2	2	–

Amortisation	–	–	–

Impairments	–	–	–

Translation differences	–	–	–

Total changes	2	2	–

Balance as of 31 December 2004:

Cost	2	2	–

Accumulated amortisation	–	–	–

Accumulated impairment	–	–	–

Book value	2	2	–

Acquisition	6	5	1

Amortisation	(1)	(1)	–

Impairments	–	–	–

Translation differences	1	1	–

Total changes	6	5	1

Balance as of 31 December 2005:

Cost	9	8	1

Accumulated amortisation	(1)	(1)	–

Accumulated impairment	–	–	–

Book value	8	7	1

Back to Contents
100	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

19	Property, plant and equipment
The movements in tangible fixed assets are as follows:

		Land and	Machinery and	Other
	Total	buildings	equipment	equipment

Balance as of 1 January 2004:

Cost	494	176	189	129

Accumulated depreciation	(268)	(66)	(119)	(83)

Book value	225	110	70	46

Net investment (excluding borrowing costs)	31	5	14	12

Capitalised borrowing costs	–	–	–	–

Depreciation	(43)	(10)	(17)	(17)

Reclassification

Translation differences	(9)	(5)	(3)	(2)

Total changes	(23)	(10)	(6)	(8)

Balance as of 31 December 2004:

Cost	472	169	181	122

Accumulated depreciation	(270)	(69)	(117)	(84)

Book value	202	100	64	38

Net investment (excluding borrowing costs)	29	1	13	15

Capitalised borrowing costs	–	–	–	–

Depreciation	(42)	(9)	(18)	(15)

Translation differences	19	10	7	2

Total changes	5	2	2	1

Balance as of 31 December 2005:

Cost	515	180	202	132

Accumulated depreciation	(308)	(78)	(136)	(93)

Book value	207	102	66	39

20	Pensions
Buhrmann sponsors pension plans in accordance with legal requirements and local customs. For most of its employees in the United States, Canada and Australia, Buhrmann sponsors defined contribution plans. In the United States, these contributions are paid into a 401K plan of an individual employee. Contributions for defined contribution plans are recognised as an expense when incurred.The total cost of the defined contribution plans is disclosed in Note 7.

Most employees in Europe are covered by defined benefit plans. In addition Buhrmann has some, relatively small, defined benefit plans in the United States in which the benefits of the participants are no longer increased.

The defined benefit plans in the Netherlands (‘domestic’) and some foreign defined benefit plans are funded with plan assets which have been segregated and restricted in trusts. Contributions are made by Buhrmann, as necessary, to provide assets sufficient to meet benefit obligations in accordance with, among others, legal requirements and financing agreements with these trusts.

The information below includes the funded and unfunded defined benefit plans.

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Net periodic pension expenses

Service cost	(8)	(7)	(2)	(2)	(10)	(9)

Interest cost	(31)	(32)	(4)	(4)	(35)	(36)

Expected return on plan assets	50	47	3	3	53	50

Net periodic pension income/(expenses)	11	8	(3)	(3)	8	5

Back to Contents
Buhrmann	Chapter 8	101
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

20 Pensions continued

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Change in projected benefit obligation

Benefit obligation at beginning of year	639	584	75	70	714	654

Service cost	8	7	2	2	10	9

Interest cost	31	32	4	4	35	36

Plan participant’s contributions	–	–	1	1	1	1

Actuarial (gain)/loss	80	48	6	4	86	52

Benefits paid	(33)	(32)	(4)	(4)	(37)	(36)

Settlement	(4)	–	–	–	(4)	–

Currency translation adjustments	–	–	4	(2)	4	(2)

Other	4	–	–	–	4	–

Projected benefit obligation at end of year	725	639	88	75	813	714

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Change in plan assets

Fair value of plan assets at beginning of year	734	694	43	40	777	734

Estimated return on plan assets	50	47	3	3	53	50

Actuarial gains/(losses)	58	22	1	0	59	22

Total actual return on plan assets	108	69	4	3	112	72

Employer’s contribution	3	3	4	3	7	6

Plan participants’ contributions	–	–	1	1	1	1

Benefits paid	(33)	(32)	(3)	(3)	(36)	(35)

Settlement	(4)	–	–	–	(4)	–

Currency translation adjustments	–	–	3	(1)	3	(1)

Other	4	–	–	–	4	–

Fair value of plan assets at end of year	812	734	52	43	864	777

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Funded status/prepaid/(accrued) benefit cost	87	95	(36)	(32)	51	63

Movement in the amounts recognised in the balance sheet:

				2005				2004

		Pension provision				Pension provision
	Net pension				Net pension
	asset for	Funded	Unfunded		asset for	Funded	Unfunded
	funded plans	plans	plans	Total	funded plans	plans	plans	Total

Beginning of year	97	(19)	(15)	(34)	113	(17)	(15)	(32)

Net period pension expenses	11	(2)	(1)	(3)	9	(2)	(1)	(3)

Contributions	3	4	–	4	3	3	–	3

Benefits paid	–	–	2	2	–	–	1	1

Recognised actuarial gains/(losses)	(21)	(4)	(3)	(7)	(27)	(4)	–	(4)

Settlement	–	–

Currency translation adjustments	–	(1)		(1)		1		1

End of year	90	(22)	(17)	(39)	97	(19)	(15)	(34)

Actuarial losses of €27 million in 2005 and €31 million in 2004 were recorded directly in shareholders’ equity. The accumulative amount of actuarial losses recorded directly in shareholders’ equity at 31 December 2005 was €58 million.

Back to Contents
102	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

20 Pensions continued

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Accumulated benefit obligation at end of year	704	619	79	67	783	686

Projected benefit obligation exceeds fair value of plan assets:

Benefit obligation	(3)	(2)	(88)	(75)	(91)	(77)

Plan assets			52	43	52	43

Accumulated benefit obligation exceeds fair value of plan assets:

Benefit obligation	(3)	(2)	(79)	(67)	(82)	(69)

Plan assets		–	52	43	52	43

The accumulated benefit obligation excludes expected benefit increases due to expected salary increases.

The pension benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

	Domestic plans	Foreign plans	Total

2006	33	3	36

2007	34	3	37

2008	34	3	37

2009	34	5	39

2010	34	5	39

2011–2015	181	31	212

The employer’s contribution expected to be paid in each of the next five years and in the aggregate for the five years thereafter is as follows:

	Domestic plans	Foreign plans	Total

2006	3	3	6

2007	3	3	6

2008	3	3	6

2009	3	3	6

2010	3	3	6

2011–2015	15	14	29

The weighted average asset allocation of the funded defined benefit plans at 31 December 2005 and 2004 and target allocation for the year 2006 are as follows:

			Domestic plans			Foreign plans

	Target	Allocation	Allocation	Target	Allocation	Allocation
	2006	2005	2004	2006	2005	2004

Asset category:

Equity securities	30%	33%	33%	55%	54%	71%

Debt securities	60%	50%	58%	29%	28%	2%

Real estate	10%	9%	9%	–	–	–

Cash	–	8%	–	–	3%	1%

Other (including insurance contracts)	–	–	–	16%	15%	26%

At 31 December 2005, the cash held by the pension fund in the Netherlands was mainly for the transfer of the pensions obligations and related assets with regard to the former paper merchanting division which is expected to take place in the first quarter of 2006.

Back to Contents
Buhrmann	Chapter 8	103
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

20 Pensions continued
The weighted average assumptions used to measure net periodic pension expenses were as follows:

		Domestic plans		Foreign plans

	2005	2004	2005	2004

Discount rate	4.9%	5.5%	5.4%	5.7%

Expected return on plan assets:

Equity securities	8.5%	8.5%	8.5%	8.5%

Debt securities	5.5%	5.5%	5.5%	5.5%

Real estate	8.0%	8.0%	8.0%	8.0%

Other	8.0%	8.0%	8.0%	8.0%

Average	7.0%	7.0%	7.1%	7.1%

Rate of compensation increase	3.0%	3.0%	3.3%	3.5%

Increase of state pension	2.0%	2.0%	2.0%	2.5%

Pension increases	2.0%	2.0%	2.0%	2.5%

The weighted average assumptions used to measure the projected benefit obligation were as follows:

		Domestic plans		Foreign plans

	2005	2004	2005	2004

Discount rate	4.0%	4.9%	4.7%	5.4%

Rate of compensation increase	2.75%	3.0%	3.2%	3.4%

Increase of state pension	1.75%	2.0%	2.0%	2.3%

Pension increases	1.75%	2.0%	2.0%	2.3%

The discount rate used is the interest on high-quality (AA rated) corporate bonds that have a maturity approximating the terms of the related obligations. In estimating expected return on plan assets appropriate consideration is taken into account of historical performance for the major asset classes held or anticipated to be held by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

The following table shows the effect on total net pension income (for the domestic and foreign plans) in 2005 of a change in discount rate and/or a change in the expected return on plan assets:

		Change in discount rate
		-0.25%	–	+0.25%

	-0.25%	1	(2)	(5)

Change in expected return on plan assets	–	3	–	(3)

	+0.25%	5	2	(1)

A 0.25% lower or higher discount rate at 31 December 2005 would have resulted in an approximately €25 million higher or lower projected benefit obligation.

The ambition of the Dutch pension trust’s investment policies is to reach an optimum between maximising return on plan assets in the long-term while keeping contributions stable with the aim to grant, with a high likelihood, indexation for consumer price inflation of the benefits. In order to achieve this stability, a sufficient funding level is being maintained. Investments in debt securities are mostly made when they bear fixed interest. The policy is to hedge up to 50% of the currency risks related to investments in equity securities and in real estate. Currency risks related to investments in debt securities in currencies other than the euro are in principle completely hedged. At 31 December 2005 and 2004, pension plan assets of the Dutch pension trust did not include Buhrmann shares.

Back to Contents
104	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

21 Other non-current assets
The movements in other non-current assets are as follows:

		Financial	Capitalised
	Total	receivables	financing costs

Book value 31 December 2004	24	19	5

Investments/capitalised costs	1	1	1

Amortisation of financing costs	(2)	–	(2)

Translation differences	3	2	1

Book value 31 December 2005	26	21	5

Financial receivables relate to deposits for trust owned life insurances and security deposits.

Financing fees are the capitalised transaction expenses related to long-term borrowings with variable outstanding amounts. The capitalised financing fees are amortised on a straight-line basis over the expected useful life of the related debt instrument.

22 Inventories

	31 December	31 December
	2005	2004

Trade goods	487	435

Provision for impairment	(34)	(32)

Book value	453	403

The movements in the provision for impairment are shown on page 129. The amount of inventory recognised as an expense in 2005 was €4,114 million (2004: €3,882 million).

23 Trade receivables

	31 December	31 December
	2005	2004

Gross amount	897	778

Allowance for doubtful accounts receivable	(23)	(24)

Book value	874	754

The movements in the allowance for doubtful accounts receivable are shown on page 129.

As at 31 December 2005, an amount of €321 million of trade receivables were pledged under the trade receivables securitisation programme (see Note 29). The receivables and borrowings related to this programme are included in the Consolidated Balance Sheet.

24 Prepaid expenses and accrued income

	31 December	31 December
	2005	2004

Accrued income	106	94

Prepaid expenses	82	64

Total	188	158

Accrued income consists mainly of supplier rebates and catalogue contributions.

Prepaid expenses includes prepayments for employee benefit expenses and other operating costs (such as rent and insurance premiums).

25 Bank and cash

	31 December	31 December
	2005	2004

Cash at bank and in hand	114	116

Short-term bank deposits	–	38

Total	114	154

Back to Contents
Buhrmann	Chapter 8	105
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

26 Ordinary shares and Preference Shares A, B and C
Under IFRS, Buhrmann NV’s ordinary shares are recorded as shareholders’ equity. Buhrmann NV’s Preference Shares A are recorded as liabilities as well as the Preference Shares C until their repurchase in 2005 (see Note 35). There were no Preference Shares B issued during 2005 and 2004.

Under Dutch Law, Buhrmann NV’s ordinary shares, Preference Shares A and B are part of shareholders’ equity as well as the Preference Shares C until their repurchase in 2005.

Share capital
On 31 March 2005 we completed the repurchase of all outstanding Preference Shares C in the capital of the Company. Upon completion our Articles of Association were amended in order to convert the Preference Shares C into ordinary shares and the authorised share capital was increased.

As of 31 December 2005, our authorised share capital amounted to €1,080,000,000, divided into 395,000,000 ordinary shares, 55,000,000 Preference Shares A, and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares.

In order to finance part of the purchase price for the Preference Shares C, we made a rights offering pursuant to which 39,312,904 ordinary shares were issued on 24 March 2005 against an issue price of €6.37 per share.

As of 31 December 2005, the issued share capital was divided into 179,324,704 ordinary shares and 53,281,979 Preference Shares A, all of which have been fully paid up. No Preference Shares B were issued as of 31 December 2005.

27 Shareholders’ equity

	Number of ordinary shares				Additional	Treasury	Other reserves		Hedge	Retained	Shareholders’
				Issued
				and fully				Cumulative
in millions of euro,				paid up	paid in	shares,	Option	translation
except number of shares	Issued	Treasury	Outstanding	capital	capital	at cost	reserve	adjustment	reserve	earnings	equity

Balance at
1 January 2004	136,691,918	(526,155)	136,165,763	164	1,521	(10)	22	–	(6)	(619)	1,072

Total recognised
income and expense				–	–	–	–	(87)	1	68	(18)

Dividend 2003										(4)	(4)

Issued shares for
stock dividend	1,434,610	(5,209)	1,429,401	2	3					–	5

Options lapsed	–	–	–	–	–	–	(3)	–	–	3	–

Addition option reserve
share-based payments							6				6

Balance at
31 December 2004	138,126,528	(531,364)	137,595,164	166	1,524	(10)	25	(87)	(5)	(552)	(1,062)

Changes for 2005:

Total recognised
income and expense								180	5	(19)	166

Dividend 2004										(12)	(12)

Issued shares	41,198,176	(43,628)	41,154,548	49	189						238

Repurchase shares
CE Australia										(10)	(10)

Options lapsed							(8)			8	–

Addition option
reserve share-
based payments							7				7

Balance at
31 December 2005	179,324,704	(574,992)	178,749,712	215	1,713	(10)	24	93	–	(586)	1,450

Back to Contents
106	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

28 Deferred taxes
The movement in the components of deferred tax assets and liabilities is as follows:

	Tax loss
	carry-forwards	Other	Total

Deferred tax assets

Balance at 1 January 2004	343	96	439

(Charged)/credited to income statement	(26)	36	10

(Charged)/credited to equity		1	1

Reclassifications	–	(28)	(28)

Transfers to current tax		1	1

Translation differences	(22)	(5)	(27)

Balance at 31 December 2004	295	101	396

(Charged)/credited to income statement	26	(23)	3

(Charged)/credited o equity	–	(1)	(1)

Reclassifications	–	(22)	(22)

Transfers to current tax	3	3	6

Translation differences	41	13	54

Balance at 31 December 2005	365	71	436

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available. The amount of estimated future taxable profit for this purpose is based on the budget for the succeeding year and multi-year forecasts.

	Accelerated
	depreciation		Fair value
	and amortisation	Pensions	gains	Other	Total

Deferred tax liabilities

Balance at 1 January 2004	95	40	13	69	217

Charged/(credited) to income statement	(8)	–	(2)	(16)	(26)

Charged/(credited) to equity	–	(8)	–	–	(8)

Reclassifications	(28)	–	–	–	(28)

Transfers to current	–	–	–	–	–

Translation differences	(6)	–	–	–	(6)

Balance at 31 December 2004	53	32	11	53	149

Charged/(credited) to income statement	–	1	(2)	(1)	(2)

Charged/(credited) to equity	–	(6)	–	–	(6)

Reclassifications	(22)	–	–	–	(22)

Transfers to current	4	–	–	–	4

Translation differences	12	–	–	–	12

Balance at 31 December 2005	47	27	9	52	136

Back to Contents
Buhrmann	Chapter 8	107
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

28 Deferred taxes continued
Certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	Balance at	Balance at
	31 December	31 December
	2005	2004

Deferred tax assets	436	396
Deferred tax liabilities	136	149

Buhrmann has operating loss carry-forwards at 31 December 2005 of approximately €1,999 million . Expiration is approximately as follows:

2006 to 2010		53

2011 to 2016		–

2017 to 2022		423

Unlimited		1,523

		1,999

For an amount of €427 million of these operating loss carry-forwards no deferred tax assets were recognised in the balance sheet as at 31 December 2005 due to the fact that future realisation is not foreseen.

29 Long-term borrowings

				High Yield	High Yield		Term
	Preference	Preference	Convertible	Bonds due	Bonds due	Term	Loans	Securitised
	Shares A*	Shares C	Bond	2014	2015	Loans A	B/C/D	notes	Other	Total

Balance as at
31 December 2004:

Redemption value	181	294	115	110	–	112	417	74	28	1,331

Accretion/option value	–	(17)	(35)	–	–	–	–		–	(52)

Financing fees	(3)	0	(2)	(5)	–	0	(2)	(2)	0	(14)

Net (amortised cost)	178	277	78	105	–	112	415	72	28	1,265

Current	0	0	0	0	–	16	4	0	13	33

Long-term	178	277	78	105	–	96	411	72	15	1,232

Balance as at
31 December 2005:

Redemption value	181	–	115	127	127	96	469	85	35	1,236

Accretion/option value	–	–	(30)	–	–	–	–	–	–	(30)

Financing fees	(3)	–	(2)	(6)	(6)	0	(3)	(1)	0	(22)

Net (amortised cost)	178	–	83	121	121	96	466	84	35	1,184

Current	0	–	0	0	0	16	5	0	25	46

Long-term	178	–	83	121	121	80	461	84	10	1,138

*	The Preference Shares A are perpetual and do not have a redemption date.

Preference Shares A
Details about the Preference Shares A are given in Note 26. The financing fees related to the Preference Shares A are not amortised as the Preference Shares A are non-redeemable. The annual dividend is recorded as an interest expense.

Back to Contents

108	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

29 Long-term borrowings continued
Preference Shares C
On 28 October 1999, Preference Shares C were issued to two U.S. venture capital groups, Apollo Management IV L.P. and Bain Capital, LLC to provide part of the financing of the acquisition of Corporate Express. In 2005, the Preference Shares C were repurchased for an amount of US$520 million which resulted in a loss of €85 million (see Note 35).

The Preference Shares C had a conversion option. The conversion option was separately valued at fair value and recorded under ‘other non-current liabilities’. The liability component was stated as ‘long-term borrowings’ at amortised cost using an effective interest of 11.2%.

Convertible Bond
A seven-year Subordinated Convertible Bond Loan with listing at the Amsterdam Stock Exchange was issued in 2003 for an amount of €115 million, with a coupon of 2% payable annually on 18 June. At 31 December 2005, the bonds are convertible by the option of the holders into Buhrmann ordinary shares at a conversion price of €7.78 per share. The conversion price is adjusted annually, among others, for cash dividend. This loan must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the loan after 9 July 2008 if the official closing price of Buhrmann’s ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days. The Convertible Bonds were issued at par. The market value of the Convertible Bond at 31 December 2005 amounted to €191 million.

The conversion option was measured at issue of this bond using the residual method after deduction of the liability component (measured at fair value) and recorded directly in shareholders’ equity. The liability component is stated at amortised cost (fair value less financing fees) using an effective interest rate of 9.25%.

High Yield Bonds due 2014
A ten-year, Subordinated Bond Loan was issued in 2004 for the amount of US$150 million (2014 Notes), with a coupon of 8 1 /4%, payable semi-annually. This loan must be redeemed on 1 July 2014. At any time before 1 July 2007, Buhrmann can choose to redeem up to 35% of this loan at a redemption price of 108.25% of the principal amount, with proceeds raised in one or more equity offering made by Buhrmann, as long as certain conditions are met. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par (starting at 1July 2009 at 104.125%, decreasing annually).

This High Yield Bond is stated at amortised cost using an effective interest rate of 9.02%.

The market value of this High Yield Bond at 31 December 2005 amounted to US$151 million (€128 million).

High Yield Bonds due 2015
A ten-year, Subordinated Bond Loan was issued in 2005 for the amount of US$150 million (2015 Notes), with a coupon of 7 7 /8%, payable semi-annually. This loan must be redeemed on 1 March 2015. At any time before 1 March 2008, Buhrmann can choose to redeem up to 35% of this loan at a redemption price of 107.875% of the principal amount, with proceeds raised in one or more equity offerings made by Buhrmann, as long as certain conditions are met. Thereafter, the whole loan, or part of it, can be redeemed at contractual rates above par (starting from 1 March 2010 at 103.938%, decreasing annually).

This High Yield Bond is stated at amortised cost using an effective interest rate of 8.65%.

The market value of this High Yield Bond at 31 December 2005 amounted to US$147 million (€125 million).

Senior Facilities Agreement (Term Loan s A, B, C and D and Revolver)
The Senior Facilities Agreement was arranged in 2003 and funded on 31 December 2003. The Senior Facilities Agreement consisted of a Term Loan A of €120 million and Term Loans B with tranches of €50 million and US$380 million plus a working capital facility of €255 million (Revolver). The collateral provided for the Senior Facilities Agreement is a pledge on assets of Buhrmann NV, including all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the Senior Facilities Agreement bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. The interest rate margins vary with the leverage ratio (pricing grid). The initial margin for both the Revolver and the Term Loan A is 2.50% and for the Term Loans B 2.75%. The Revolver carries a fee of 0.75% for the undrawn balance. The documentation of the Senior Facilities Agreement allows for an increase in the Revolver as well as increases in Term Loans subject to meeting certain conditions such as a maximum leverage ratio. This gives the Company the opportunity to raise funds under the existing arrangements.

In July 2004, the Term Loans B were converted into Term Loans C. At the same time, the Term Loans C were increased by US$125 million and the initial interest rate margin was decreased to 2.50%. Subsequently, the Senior Facilities Agreement consisted of the Term Loan A of €112 million, the Term Loans C with tranches of €50 million and US$503 million and the Revolver of €255 million. On 30 November 2005 the Term Loans C were converted into the Term Loans D thereby reducing the applicable margin over LIBOR with 0.75%. At 31 December 2005 the applicable margins were 2.25% and 1.75% for the Term Loans A and D, respectively.

Back to Contents
Buhrmann	Chapter 8	109
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

29 Long-term borrowings continued
The interest rates in effect at 31 December 2005 and 2004 were as follows:

	2005	2004

Term Loan A EUR	4.72%	4.41%

Term Loan C EUR	–	4.66%

Term Loan D EUR	4.22%	–

Term Loan C USD	–	4.94%

Term Loan D USD	6.20%	–

The market value of the Senior Facilities Agreement is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent. The market value at 31 December 2005 approximated the book value.

The Senior Facilities Agreement is subject to a variety of conditions as is customary for these types of facilities and the financial position of Buhrmann. For example, specific minimum or maximum financial ratios (‘covenants’) must be met such as:

Interest coverage ratio:	EBITDA/interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/fixed charges
Leverage ratio:	Indebtedness/EBITDA

The definitions of certain accounting numbers for covenant calculation purposes (for example: operating result before depreciation of tangible fixed assets and internally used software and before amortisation and impairment of goodwill (‘EBITDA’) as well as exceptional items and indebtedness) differ from figures as published in these Consolidated Financial Statements due to specific contractual arrangements which are derived from our former Dutch GAAP reporting conventions. Also, income statement items used in covenants are calculated on a rolling 12 monthly basis. More detailed information on the covenant levels is available on the web site of Buhrmann. The actual covenant ratios at 31 December 2005 comply with the threshold ratios as per loan covenants.

The Term Loans C and D are stated at amortised cost using an average effective interest rate of 5.84% for the USD denominated loans and 4.65% for the EUR denominated loans. The Revolver is stated at its redemption value and the related financing fees are recorded as capitalised financing fees under ‘other non-current assets’. The Term Loans A are also stated at their redemption as no financing fees are allocated to these loans.

Securitised Notes
The Company has a trade receivable securitisation programme under which funds are raised by pledging trade receivables from subsidiaries in the USA as security for short-term and medium-term borrowings. Both trade receivables and borrowings related to this programme are included in the Consolidated Balance Sheet. The transactions under this programme are treated as collaterised borrowings.

The Short Term Notes are issued in USD, reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. No Short Term Notes were outstanding during 2004 and 2005. To ensure availability of re-financing for the Notes, a back up liquidity facility has been arranged.

In July 2002, Medium Term Notes in USD and GBP were issued. As a consequence of the sale of the paper merchanting division, the collateral for the Notes denominated in GBP in the form of receivables denominated in GBP generated by paper merchanting companies in the U.K., no longer existed. At 31 December 2005, US$100 million of Medium Term Notes were outstanding.

The Medium Term Notes are stated at amortised cost using an average effective interest rate of 4.64% .

The market value of the Medium Term Notes approximates their book value as the Notes bear variable interest and have relatively short maturities.

The Securitised Notes are stated at their redemption value and the related financing fees are recorded as capitalised financing fees under ‘other non-current assets’.

The trade receivables securitisation programme raises funds by pledging trade receivables from operating companies in the United States as security for short-term and medium-term borrowings which is treated as collaterised borrowings. The receivables and borrowings related to this programme are included in the Consolidated Balance Sheet.

Back to Contents
110	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

29 Long-term borrowings continued
The operating companies sell their trade receivables to Buhrmann Silver US LLC, which in turn pledge the trade receivables to third-party dedicated entities as security for short-term borrowings in the form of short term notes (Short Term Notes). The programme delivers funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility.

The transactions relating to the Trade Receivable Securitisation Programme are as follows:

The Originators in the United States contribute their receivables to Buhrmann Silver US LLC (the U.S. Master Purchaser), which is a partnership with the Originators as partners. The U.S. Master Purchaser issues notes (Buhrmann U.S. Notes) to Buhrmann Silver Financing, LLC (the Silver Note Issuer) and Silver Funding Ltd (the MTN issuer).

With the Buhrmann U.S. Notes as collateral the MTN issuer has issued Medium Term Notes, which are listed on the Luxembourg Stock Exchange, in US dollars and euro. As the euro denominated notes have the U.S. dollar pool as their primary collateral, the Medium Term Notes outstanding in euro have been swapped to U.S. dollar until maturity of the Medium Term Notes. The shares of Silver Funding Ltd are held by the Silver Funding Charitable Trust, which is controlled by a board that is independent from Buhrmann.

The Silver Note Issuer has the ability to issue Silver Notes to Erasmus Capital Corporation with the Buhrmann U.S. Notes as collateral. With the Silver Notes as collateral Erasmus Capital Corporation can raise short-term funds in the market. The Silver Note issuer is a wholly owned Buhrmann subsidiary and Erasmus Capital Corporation is a Delaware company sponsored by Rabobank International.

Buhrmann Stafdiensten B.V. (a Dutch Buhrmann subsidiary) services the programme.

Average effective interest rate
The average blended effective cash interest rate, including margin and dividend on preference shares, was 6.9% in 2005 and 8.4% in 2004.

Repayment schedule for long-term borrowings

	2006	2007	2008	2009	>2009	Perpetual	Total	Fair value

Fixed rate debt:

Preference Shares A						181	181	166

High Yield Bonds due 2014					127		127	128

High Yield Bonds due 2015					127		127	125

Subordinated Convertible Bonds					115		115	191

Other				2	–		2	2

Total redemption value
fixed rate debt				2	369	181	552	611

Variable rate debt:

Account receivables securitisation		85					85	85

Term Loan A	16	26	26	27			96	96

Term Loans D	5	5	5	5	449		469	469

Other	25	9					34	34

Total redemption value
variable rate debt	46	125	31	32	449	181	684	684

Total redemption value	46	125	31	34	818	181	1,236	1,295

The fair values of Buhrmann’s fixed rate loans have been estimated based on applicable market interest rates available to Buhrmann for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value. For cash, trade receivables, other short-term assets, trade payable, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

The instalments in 2006 of €4 million per quarter for Term Loans A and approximately €1 million per quarter for Term Loans D fall due in March, June, September and December. Other includes the Revolver and Medium Term Securitised Notes. There were no Short Term Securitised Notes outstanding at 31 December 2005. The average remaining term of long-term debt, excluding Preference Shares A, is approximately four years.

Back to Contents
Buhrmann	Chapter 8	111
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

30 Other provisions
The movements in provisions other than pensions are as follows:

		Integration and
	Total	restructuring	Other

Position at 31 December 2004:

Non-current	85	11	74

Current	18	8	10

Total	103	19	84

Payments	(18)	(7)	(11)

Additions charged to result	21	17	4

Releases to result/usage	(6)	(5)	(1)

Translation differences	2	1	1

Total changes	(1)	6	(7)

Position at 31 December 2005:

Non-current	67	10	57

Current	33	15	19

Total	101	25	77

The long-term balance at 31 December reflects amounts payable after more than one year. Amounts payable within one year are recorded as current provisions.

Integration and restructuring
Provisions for integration and restructuring mainly relate to the cost-saving restructuring measures in the Office Products operations in North America and Europe.

Other
Other provisions include primarily warranties regarding indemnifications with respect to divested businesses and various other contractual risks.

Also included is the provision for product warranties relating to potential liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not yet expired. The additions charged to result only relate to warranties issued during 2005 and are calculated as a percentage of net sales. This percentage is based on past experience.

31 Financial market risks
Buhrmann is exposed to financial market risks, including adverse changes in interest rates, currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

The financing policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure, including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on cash interest cover (operating result before depreciation of tangible fixed assets and internally used software and other intangible assets and before special items over cash interest) and the relationship between borrowings and total enterprise value (market value based leverage, which is calculated by using the market capitalisation of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of three times and the market-value based gearing (net interest-bearing debt over total enterprise value) over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest-bearing debt over operating result before depreciation of tangible fixed assets and internally used software and before special items) is the most relevant. Actual cash interest cover at 31 December 2005 was 5.6 (2004: 4.7), which is above our minimum target level of 3, and the leverage ratio was 2.7 (2004: 2.2). Both the debt reduction and the refinancing carried out in 2004 had a positive effect on the financial ratios.

Back to Contents
112	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

31 Financial market risks continued
Financial instruments such as currency and interest swaps are used only to hedge against financial market risks, rather than for speculative purposes. Financial instruments are primarily dealt with third parties by Buhrmann NV, Buhrmann US, Inc. and Buhrmann Shared Service Center (Europe) NV. These entities also act as the main financing companies for the Group. In addition, an accounts receivable securitisation programme is being operated using Buhrmann Silver US LLC.

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

Credit risks
The Company’s customer base is spread over many industries and sectors, including government institutions, and most of these customers are large corporations or institutions. No individual customer represents 10% or more of the Company’s total sales or trade accounts receivable balance in any year.

Management believes it has adequately provided for the collection risk in the Company’s accounts receivable, by recording an allowance for doubtful accounts, which reduces such amounts to their net realisable value, taking into consideration that collection risks are to a certain extent insured.

The Company has deposited its cash and deposits with and has obtained its loans from reputable financial institutions with high-quality credit ratings. The Company believes that the risk of non-performance by any of these institutions is remote.

Interest rate risks
Our interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Of the non-current portion of long-term borrowings at 31 December 2005, 56% was at floating interest rates before hedging. Interest rate swaps are used to hedge against floating interest. We currently aim to have around 60% of the long-term borrowings, after hedging, at fixed interest given the present, improved, level of interest cover. At 31 December 2005, 70% of the non-current long-term borrowings was, after hedging, at fixed interest rates.

Breakdown of long-term borrowings by interest profile:

			31 December 2005

	Fixed	%	Floating	%

Subordinated loans and Preference Shares A	503	44	–	0

Other loans	2	0	633	56

Interest swaps >1 year (see below)	297	44	(297)	56

Total	802	70%	336	30%

Buhrmann’s interest rate swap contracts at 31 December 2005:

	Notional amount[1]	Average interest	Fair value
Maturity	(in millions)	rate in %[2]	(in millions)

< 1 year	42	2.74	1

< 2 years	148	4.27	1

< 3 years	148	4.71	0

< 5 years	0

Total	339		2

1	The notional amount of these interest rates swaps is denominated in US dollars and has been translated at the year end exchange rate.
2	Pursuant to these swaps,Buhrmann pays the fixed interest rates indicated in the table and receives floating rates based on three-month LIBOR.

The total fair value at 31 December 2004 of the interest rate swap contracts was €5 million negative.

The estimated fair value of the outstanding interest swap contracts (IRS’s) indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above. In the period 1 January 2004 to 30 September 2004, no hedge accounting was applied on the IRS’s which means that the change in the fair value of the IRS’s in that period was recorded in the income statement. In the period 1 October 2004 to 31 December 2004, hedge accounting was applied to most IRS’s as these IRSs were designated as cash flow hedges which means that changes in the fair value of these IRS’s were recorded in the hedge reserve in shareholders’ equity rather than in the income statement. As of 1 January 2005, hedge accounting is applied to all IRS’s.

Back to Contents
Buhrmann	Chapter 8	113
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

31 Financial market risks continued
The fair value of the IRS’s at the start of hedge accounting is amortised to the hedge reserve with an offsetting amount in the income statement. The total amount recorded in the income statement in 2005 was a gain of €2 million (as financing costs) and a total amount of €5 million was added to the hedge reserve. In 2004, a gain of €4 million (as financing costs) was recorded in the income statement and an amount of €1 million was added to the hedge reserve.

The fair value of the interest rate swaps at 31 December 2005 of €2 million positive is included in other current assets.

Currency rate risks
Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to protect the operational margins in local currency terms. Currency forward contracts with terms up to one year are also used to cover these risks. The occurrence of these exposures is relatively low as operating companies generally operate on local markets with local competitors.

Buhrmann aims to incur its debt by currency after hedges approximately in proportion to the forecasted split of operating result before depreciation of property, plant and equipment and internally used software, and before impairment of goodwill and other exceptional results over the major currencies. The remaining translation risk is not covered. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy.

Given the volatility of currency exchange rates, there can be no assurance that Buhrmann will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on Buhrmann’s financial conditions or results of operations.

Breakdown of long-term borrowings by currency:

	31 December 2005	31 December 2004

As issued:

EUR	393	404

USD	741	824

Other	4	4

	1,138	1,232

After hedging with forward exchange
and currency swaps (see below):

EUR	242	246

USD	846	933

Other	49	53

	1,138	1,232

Buhrmann’s forward foreign exchange and currency swap contracts at 31 December 2005:

		Weighted	Notional
		average
		contractual
Contract	Maturity	exchange rate	amount	Fair value

Buy EUR/sell SKR	< 1 year	9.44	37	0

Buy EUR/sell USD	< 1 year	1.19	105	(1)

Buy EUR/sell GBP	< 1 year	0.69	9	0

Total			151	(1)

The estimated fair value of the outstanding currency swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date. The fair value of the currency swap contracts at 31 December 2005 of €1 million negative is included in other current liabilities. Buhrmann does not apply hedge accounting to the currency swaps which means that the changes in the fair value are recorded in the income statement and included in financing costs.

The total fair value at 31 December 2004 of the forward foreign exchange and currency swap contracts was less than €1 million.

Buhrmann has not applied hedge accounting to these currency swaps.

Back to Contents
114	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

32 Other current liabilities

	31 December 2005	31 December 2004

Taxes and social security contributions	32	30

Employee benefits other than pensions	149	114

Advance payments on orders	6	6

Short-term provisions	18	10

Other accrued liabilities	84	85

	289	245

Short-term provisions acquisition and restructuring related (see Note 30)	26	17

Financial payables and accruals *	19	24

Total	334	286

* Financial payables and accruals mainly includes interest and profit tax.

33 Share-based payments
Buhrmann NV operates a share option plan, the ‘Buhrmann Incentive Plan’, in which a varying number (300 to 400) of senior managers participate and the members of the Executive Board. As of 2004, the number of options that will vest is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date. Up to 200% of the original options granted may vest. Corporate Express Australia (in which Buhrmann has 53.1% share) has its own share-based payment plans.

Buhrmann Incentive Plans
The movements in the outstanding number of options and weighted average exercise price are shown in the table below (including option rights held by the members of the Executive Board). Each option of the Buhrmann Incentive Plan and new Buhrmann Incentive Plan gives right to one Buhrmann ordinary share.

	Plan up to 2003		Plan from 2004

		Weighted		Weighted
		average		average
		exercise		exercise
	Number of	price per	Number of	price per
	options	option in EUR	options	option in EUR

Balance at 31 December 2003	5,046,698	14.18	–	–

Options granted	–	–	1,708,649	7.79

Options exercised	–	–	–	–

Options expired	(416,500)	15.61	–	–

Options forfeited	(183,983)	14.36	(100,623)	7.79

Balance at 31 December 2004	4,446,215	14.04	1,608,026	7.79

Adjustments resulting the rights issue of 31 March 2005 *	254,298	–	91,970	–

Adjusted balance 31 December 2004	4,700,513	13.28	1,699,996	7.37

Options granted		–	1,853,359	7.40

Options exercised	–	–	–	–

Options expired	(831,641)	25.99	–	–

Options forfeited	(202,802)	11.28	(210,243)	7.39

Balance at 31 December 2005	3,666,070	10.50	3,343,112	7.39

* As a result of the rights issue of 31 March 2005, the number of options granted before that date have been increased by 5.72% while the exercise price has been decreased with 5.41%.

Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position of the Group gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as its capital structure. On the basis thereof it was decided not to purchase shares for this purpose in 2005 and 2004.

Back to Contents
Buhrmann	Chapter 8	115
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

33 Share-based payments continued
The total of options exercisable at the end of the year are:

	Buhrmann Incentive Plans

		Weighted
		average
		exercise
	Number of	price per
	options	option in EUR

31 December 2004	1,707,922	23.50

31 December 2005	2,238,146	15.47

The weighted average fair values and weighted average exercise prices per option at the date of grant for the options outstanding at 31 December are as follows:

		Plan up to 2003		Plan from 2004

in euro	2005	2004	2005	2004

Weighted average fair value of options granted with exercise prices equal to the market value of the share at the date of grant	4.71	5.63	4.85	4.90

Weighted average exercise price of options granted with exercise prices equal to the market value of the share at the date of grant	10.18	13.26	7.39	7.79

Weighted average fair value of options granted with exercise prices above the market value of the share at the date of grant	6.21	8.18	–	–

Weighted average exercise price of options granted with exercise prices above the market value of the share at the date of grant	17.71	25.36	–	–

The following table summarises information about options outstanding at 31 December 2005:

		Options outstanding			Options exercisable

		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
		remaining	exercise		remaining	exercise
	Number	contractual	price per	Number	contractual	price per
Exercise price in euro	of options	life (in years)	option in EUR	of options	life (in years)	option in EUR

2.70	1,393,460	4.3	2.70	–	–	–

3.59	34,464	4.3	3.59	–	–	–

7.37	1,615,342	5.3	7.37	–	–	–

7.40	1,727,770	6.3	7.40	–	–	–

12.95	1,299,063	1.3	12.95	1,299,063	1.3	12.95

16.19	27,012	1.3	16.19	27,012	1.3	16.19

18.55	815,866	0.3	18.55	815,866	0.3	18.55

23.19	96,205	0.3	23.19	96,205	0.3	23.19

Total	7,009,182	4.0	9.02	2,238,146	0.9	15.47

At 31 December 2005, a total number of 3,343,112 options were outstanding under the new Buhrmann Incentive Plan at an weighted average exercise price of €7.39 and a remaining weighted average contractual life of 5.8 years, none of which were exercisable at that date.

The fair value of the options granted up to 2003 were estimated on the basis of the Black & Scholes option model. Due to the performance hurdle introduced in 2004, the fair value of the options granted in 2004 and 2005 was estimated on the basis of a binomial model in combination with a Monte Carlo simulation taking into account the number of options that will vest based on the performance-related vesting conditions of the option programme. The following assumptions were used in 2005 and 2004:

	2005	2004

Expected dividend yield	2.3%	2.3%

Expected share price volatility	50.0%	50.0%

Risk-free interest rate	2.937%	3.563%

Expected term	5 years	5 years

The remuneration cost of all the option rights assigned is €7 million for 2005 (€6 million for 2004) and is included in the statements of income. The fair value of the options is measured at grant date and recognised as cost on a linear basis during the vesting period, with a corresponding increase shareholders’ equity as ‘option reserve’. When the options are exercised or lapsed, a reclassification from the option reserve to retained earnings within shareholders’ equity takes place. This policy is applied to all options that at the date of transition to IFRS at 1 January 2004 had not been exercised or vested or lapsed.

Back to Contents
116	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

33 Share-based payments continued
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

The Company granted interest-bearing loans to the Dutch optionees up to and including 2002 to finance their upfront tax obligations resulting from the options granted and which are due at the date of vesting.

Option plans Corporate Express Australia
Until 26 November 2004, the Executive Option Plan (‘EOP’) was in place. Under the EOP:
–	The grant of options may be subject to appropriate, market competitive performance hurdles.
–	Each issue of options to executives must be held for a minimum holding period determined by the board of Corporate Express Australia before they can be considered for exercise. They can only be exercised if performance has exceeded any performance hurdle set by the board of Corporate Express Australia.
–	Options may be exercised before the end of their minimum holding period, but only in special circumstances.
–	The price at which options are issued is the weighted average market price of Corporate Express Australia’s sharess old on the Australian Stock Exchange during the five trading days immediately before the relevant options are issued.

The Long Term Incentive Plan (‘LTIP’) replaces the EOP from 26 November 2004. Additional features of options or performance share rights issued under the LTIP are: senior executives of the Corporate Express Australia may be offered entitlement to ordinary shares in Corporate Express Australia, in the form of performance rights, that is, a right to acquire shares in Corporate Express Australia at a future date at no cost (in other words, a share option with a zero exercise price). The entitlement is conditional upon the satisfaction of performance hurdles measured over a period of years. The actual number of performance share rights granted to a participant will depend on the extent to which the performance conditions have been satisfied. No performance share rights will be provided prior to the final date of the relevant measurement period, and then will only be granted if the performance conditions have been met.

The performance measure applied to the entitlement granted under the LTIP is relative to a TSR (for a definition see Buhrmann Incentive Plan from 2004 above). The share prices to be used for the purpose of the TSR calculation are determined as the weighted average of Corporate Express Australia’s share price over the three-month period immediately preceding the start and end date of the performance period. The TSR of all the companies in the peer group, and Corporate Express Australia, will be ranked at the end of a three-year performance period.

Under the EESP, which is open to participation by all permanent Australian and New Zealand employees, depending on the number of years continuous service with the Company, but not directors:
–	Any proposed allocation is limited to a maximum value of A$1,000 per employee in any taxation financial year, based on the market price at the time of issue.
–	Shares are registered in the name of the participants, but held in the plan until the sooner of three years after acquisition, or termination of employment by the participant. Shares are issued either by way of new issue, or are purchased by the employee share plan company on market.

The remuneration cost of all the option rights assigned under the EOP and LTIP is €1 million for 2005 and 2004 (including minority interest) and is included in the statements of income.

The movements in the number of shares to which the outstanding options assigned under the EOP and LTIP give right and weighted average exercise price are as follows:

		Weighted
		average
		exercise price
	Number of	per share
	shares	in AUD

Balance at 1 January 2004	2,063,606	4.30

Options granted	466,846	0.48

Options exercised	(256,840)	1.87

Options expired	–	–

Options forfeited	(420,332)	4.35

Balance 31 December 2004	1,853,280	3.20

Options granted	355,183	0.00

Options exercised	(303,588)	2.91

Options expired	–	–

Options forfeited	(70,813)	3.29

Balance at 31 December 2005	1,834,062	2.72

Back to Contents
Buhrmann	Chapter 8	117
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

33 Share-based payments continued
The total of shares to which the exercisable options assigned under the EOP and LTIP give right at the end of the year are:

		Weighted
		average
		exercise price
	Number of	per share
	shares	in AUD

2004	544,434	2.36

2005	905,759	2.42

The following table summarises information about options assigned under the EOP and LTIP outstanding at 31 December 2005:

		Options outstanding			Options exercisable

	Number	Weighted	Weighted	Number	Weighted	Weighted
	of shares	average	average	of shares	average	average
	to which	remaining	exercise	to which	remaining	exercise
	the options	contractual	price per	the options	contractual	price per
Range of exercise price in AUD	give right	life (in years)	share in AUD	give right	life (in years)	share in AUD

2.40 – 5.10	2	4.04	1.55	2	4.04	1.55

7.78 – 9.34	2	5.40	4.67	2	5.40	4.67

0.00 – 4.95	1	7.96	2.26	1	6.51	4.35

34 Commitments not included in the balance sheet

		Sub-lease
	Gross	income	Net

31 December 2005

Rental and operational lease

The commitments are as follows:

2006	98	(7)	91

2007	83	(5)	78

2008	62	(2)	60

2009	46	(1)	45

2010	37	0	37

Thereafter	145	0	145

Subtotal	471	(15)	456

Repurchase guarantees

These lapse as follows:

2006			10

2007			6

2008			7

2009			14

2010			5

Thereafter			1

Subtotal			43

Other

These lapse as follows:

2006			5

2007			1

2008			3

2009			–

2010			–

Thereafter			–

Subtotal			9

Total commitments			508

Back to Contents
118	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

34 Commitments not included in the balance sheet continued
Operating lease commitments
The Company leases certain distribution facilities, equipment and offices under non-cancellable operating leases. The amounts in the table above are the future minimum lease payments under all non-cancellable operating leases. Certain of these distribution facilities and offices are subleased by the Company. Income to be received from these subleases is deducted from the amounts in the table. Lease expenses for non-cancellable operating leases for distribution facilities, equipment and offices charged to the income statement during the periods ended 31 December 2005 and 2004 were €73 million and €71 million respectively. Income from subleases included in the income statement was €1 million and €1 million respectively for the years ended 31 December 2005 and 2004.

Repurchase guarantees of €43 million in total at 31 December 2005 mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

Other commitments not included in the balance sheet include investment commitments relating to expenditure on projects, such as the development of IT systems.

In addition, the Company had certain contingent liabilities, commitments and guarantees which are not included in the table above and which are discussed below.

Buhrmann has issued certain performance guarantees to an estimated maximum amount of €2 million at 31 December 2005. The major part of these guarantees expires latest on 1 September 2007.

35 Related party transactions
Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation and are not disclosed in this Note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

						Amounts owed by		Amounts owed to
		Sales of goods		Purchases of goods		related parties		related parties

in millions of euro	2005	2004	2005	2004	2005	2004	2005	2004

Faison Inc (see Note 11)	86	59	–	–	2	2	0	0

Remuneration of the Members of the Executive Board and Supervisory Board
The total remuneration of members of the Executive Board during the year was as follows:

in thousands of euro	2005	2004

Short-term benefits	3,236	2,994

Post-employment benefits	665	702

Other long-term benefits	1,228	1,585

Termination benefits	–	–

Share-based payments	827	775

Short-term benefits in the table above includes base salary and annual bonus.

The total remuneration of the members of the Supervisory Board was €296 thousand in 2005 and €270 thousand in 2004.

At 31 December 2005, loans totalling €42 thousand were outstanding to the members of the Executive Board (2004: €74 thousand) which will be fully redeemed in 2006. These loans were granted to meet upfront Dutch income tax on share options. No new loans were granted since 2002. The members of the Executive Board held 95,454 ordinary shares Buhrmann NV at 31 December 2005 (2004: 128,724). At 31 December 2005, the members of the Supervisory Board held 42,384 ordinary shares Buhrmann NV (2004: 32,318) and 411 Depositary receipts of Preference Shares A Buhrmann NV (2004: 411).

Other related party transactions
On 31 March 2005, Buhrmann repurchased all outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash. Also Buhrmann granted to all sellers of Preference Shares C options to acquire, in aggregate, 36,500,000 of our ordinary shares at a price of €10 per share. These options could only be exercised where, on or before 30 December 2005, Buhrmann and a third party either (i) made an announcement that it was expected to reach an agreement on the terms of a bid for all outstanding shares, or (ii) entered into an agreement in relation to a public bid on all our outstanding shares. The options lapsed on 30 December 2005.

Since the Supervisory Board included two representatives of the Preference Shares C holders, the transaction described above qualified as a related party transaction. Both representatives, Messrs Hannan and Barnes resigned on completion of this transaction.

Back to Contents
Buhrmann	Chapter 8	119
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

36	Legal proceedings
Buhrmann is involved in various routine legal proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition, results of operations or cash flows other than the proceedings disclosed below.

Paper Merchanting Germany: anti-trust
In April 2000, the German competition authorities (the Bundeskartellamt or ‘BKA’) launched an investigation against a number of German paper merchants, among which is Buhrmann’s former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany in a number of regions. On 30 April 2004 the BKA imposed a fine of €7.6 million on Deutsche Papier Vertriebs GmbH and 11 other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers the whole of Germany with the exception of the south. Deutsche Papier and the accused individuals do not agree with the fine and the calculation thereof and have appealed against this fine. A third-party investigation into the alleged surplus profit in a number of regions and a third-party investigation into the calculation of the surplus profit used by the BKA substantiated Buhrmann’s position that the fine reflects an overestimation of any assumed possible surplus profit. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the paper merchanting division.

Paper Merchanting Germany: completion accounts
Under the Agreement for the Sale and Purchase of the paper merchanting division of Buhrmann NV dated 8 September 2003 a post-completion dispute has arisen as to the valuation of a property in Germany for the purpose of inclusion in the completion accounts. The completion accounts are the basis for the calculation of the final purchase price. The valuation difference amounts to €7 million. The matter is currently pending the decision of an independent accountant. Once the value of the property has been determined, final settlement of the purchase price can take place.

Information Systems France: Agena S.A.– Béfec
In 1994 Buhrmann issued arbitration proceedings against the sellers of the French company Agena S.A., an acquisition made in 1991. Buhrmann’s claim for damages was based on a misrepresentation of the financial position of the company in the acquisition balance sheet. These proceedings resulted in an arbitral award adjudicating damages to the amount of €79 million received in 2003. In 1995 proceedings had also started against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who in 1991 had certified the acquisition balance sheet. These proceedings were adjourned in anticipation of the outcome of the arbitration proceedings against sellers. The matter against Béfec was resumed after the arbitral award. Béfec raised preliminary defence against the claim which was rejected in the first instance. Although the defendant appealed against this judgment it may reasonably be anticipated that the principal matter will be permitted. Buhrmann is claiming damages to the amount of €134 million plus interest and costs. It is estimated that a final decision may still take a considerable period.

Under IFRS (IAS 37) and US GAAP (FAS 5), a contingent asset is disclosed when it is probable that an inflow of an economic benefit will be realised and the amount is estimable. In practice, contingent assets are not disclosed until the amount and timing of the inflow is known (e.g. there is a firm commitment from the counterparty). Accordingly, the above contingent assets may be judged to be a non-disclosure in accordance with IAS 37 and/or FAS 5, given the uncertainty as to its realisation and if so, the timing and amount of realisation.

37	US GAAP reconciliation and additional disclosures
As of 1 January 2004, Buhrmann’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The tables below give the effect that application of US GAAP would have on net result and shareholders’ equity as reported under IFRS. Buhrmann’s accounting policies under IFRS are in accordance with the standards as adopted for use in the European Union (EU). Some of the standards issued by the International Accounting Standards Board have not been endorsed by the EU. However, the standards which have not been endorsed are not applicable to Buhrmann and therefore there is no difference between IFRS as adopted for use in the EU and IFRS as issued by the International Accounting Standards Board.

IFRS 1 provides first-time adopters of IFRS with a number of exemptions and exceptions from full retrospective application, some of which are applicable to Buhrmann (see Note 2). The US GAAP numbers are determined as if the U.S. standards had always been applied, i.e. US GAAP needs to be applied retrospectively. Had IFRS been applied fully retrospectively, net result and shareholders’ equity under IFRS would have been different, which in turn could have resulted in the elimination and different amounts of reconciling items as shown in the table below or additional reconciling items.

Back to Contents
120	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued

		2005	2004

Net result attributable to holders of
ordinary shares Buhrmann NV under IFRS		2	90

b	Intangible fixed assets amortisation	(5)	(6)

c	Derivatives	(1)	(3)

d	Pensions	(3)	2

e	Share-based payments	7	6

f	Subordinated Convertible Bonds	4	4

g	Preference Shares A	11	11

h	Preference Shares C	108	14

i	Revenue recognition	4	1

j	Financing fees	0	2

k	Catalogue contributions	1	(1)

l	Translation adjustments	3	–

m	Restructuring	2	–

n	Others	(2)	(2)

o	Deferred taxes	5	(10)

Net income under US GAAP		136	108

		31 December	31 December
		2005	2004

Total equity under IFRS		1,510	1,118

Less: minority interest		(59)	(56)

Shareholders’ equity under IFRS		1,450	1,062

a	Goodwill	(181)	(159)

b	Intangible fixed assets	67	65

d	Pensions	130	109

f	Subordinated Convertible Bonds	(29)	(34)

g	Preference Shares A	178	178

h	Preference Shares C	–	295

i	Revenue recognition	(18)	(23)

j	Financing fees	1	1

k	Catalogue contributions	(1)	(1)

m	Restructuring	2	–

n	Others	1	3

o	Deferred taxes	(23)	(22)

Shareholders’ equity under US GAAP		1,578	1,474

The differences between IFRS and US GAAP as indicated in the tables are explained below, including related disclosures required under US GAAP.

a Goodwill
Differences between IFRS and US GAAP arise because of the exemption in IFRS 1 not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS which is 1 January 2004. This means that goodwill amounts recorded under Dutch GAAP as at 1 January 2004 are in principle carried forward under IFRS (see Note 2). The amount of goodwill carried forward under IFRS at 1 January 2004 was €175 million higher than under US GAAP which is due to:
–	For acquisitions occurring prior to 1 January 1997, goodwill was directly writtenoff to equity whereas under USGAAP this goodwill is capitalised and, until 31 December 2001, amortised over the estimated useful life of 40 years.
–	In connection with a number of acquisitions, certain fair value adjustments, including provisions for restructuring and integration and valuation allowances on deferred tax assets, were recorded which did not qualify for USGAAP. This led to a lower amount of goodwill under USGAAP. Inaddition, for USGAAP purposesonly, certain intangible assets (Corporate Express brand name and internally used software) were valued and recognised separately from goodwill, see point b) below.
–	Buhrmann repurchased the outstanding public minority share of a former subsidiary in 1998. This transaction was accounted for as are purchase of equity whereas under USGAAP the surplus paid over fair value of net assets was recorded as goodwill.
–	Differences in the method of testing goodwill for impairment resulted in a higher amount of impairment under USGAAP in 2002.

Back to Contents
Buhrmann	Chapter 8	121
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued
Goodwill is not amortised under IFRS or US GAAP but tested for impairment annually. The annual impairment test on goodwill at 31 December 2004 and 2005 did not result in an impairment under IFRS or US GAAP.

In 2004, positive translation adjustments of €16 million and in 2005 negative translation adjustments of €32 million were recorded on the differences in goodwill between US GAAP and IFRS as some of the goodwill items are denominated in US dollars.

In 2005, Corporate Express Australia purchased 6.3 million of its own shares from minority shareholders thereby raising Buhrmann’s interest in Corporate Express Australia from 51.5% to 53.1%. The amount paid in excess of the fair value was recorded as a reduction of shareholders’ equity under IFRS (€10 million) whereas under US GAAP this amount was recorded as goodwill.

The net effect at 31 December 2004 and 2005 of the items mentioned above was a lower amount of goodwill under US GAAP of €159 million and €181 million respectively compared to IFRS.

The movements in goodwill under US GAAP were as follows:

	2005	2004

Book value at beginning of year	1,165	1,225

Investments	20	6

Translation differences	136	(66)

Book value at end of year	1,321	1,165

Accumulated cost	2,468	2,120

Accumulated amortisation	(208)	(168)

Accumulated impairment	(939)	(787)

Book value at end of year	1,321	1,165

b	Intangible fixed assets
Differences in the accounting for intangible fixed assets between IFRS and US GAAP arise because of the exemption in IFRS 1 not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. This means, among others, that no intangibles are recognised under IFRS with respect to business combinations which took place before 1 January 2004 if these intangibles were also not recorded under Dutch GAAP (see Note 2).

With the acquisition of Corporate Express in October 1999, certain intangible assets were valued and recognised separately from goodwill under US GAAP. These include the Corporate Express brand name (US$75 million) and internally used software (US$20 million). The Corporate Express brand name and internally used software are amortised over their estimated useful lives of 40 and seven years, respectively.

The book value of the Corporate Express brand name was US$64 million at 31 December 2005 and US$66 million at 31 December 2004. The accumulated amortisation was US$11 million at 31 December 2005 and US$9 million at 31 December 2004. The amortisation expense was US$2 million in each of 2005 and 2004 and will be US$2 million in each of the next five years.

The book value of the internally used software was US$2 million at 31 December 2005 and US$5 million at 31 December 2004. The accumulated amortisation was US$18 million at 31 December 2005 and US$15 million at 31 December 2004. The amortisation expense was US$3 million in each of 2005 and 2004 and will be US$2 million in 2006.

Also included under ‘Intangible fixed assets’ are amounts allocated to customer relationships of companies acquired in 2003 and 2002 of €7 million and €10 million, respectively, which are separated from goodwill and classified as intangible fixed assets under US GAAP and amortised over a period of ten years. The book value under US GAAP was €11 million at 31 December 2005 and €13 million at 31 December 2004. The accumulated amortisation was €6 million at 31 December 2005 and €4 million at 31 December 2004. The amortisation expense under US GAAP was €2 million in 2005 and 2004 and will be €2 million in each of the next five years.

c	Derivatives
This item relates to interest rate swaps (IRS) which under both IFRS and US GAAP are valued at fair value. The IRS were entered into to hedge variable rate debt to fixed rate.

Under IFRS, from 1 January 2004 to 30 September 2004, no hedge accounting was applied on the IRS which means that the change in the fair value of the IRS in that period was recorded in the income statement. In the period 1 October 2004 to 31 December 2004, hedge accounting was applied to some IRS as these IRS were designated as cash flow hedges which means that changes in the fair value of these IRS in this period were recorded in the hedge reserve in shareholders’ equity rather than in the income statement. The fair value of these IRS at the start of hedge accounting is amortised to the hedge reserve with an offsetting amount in the income statement. The total amount recorded in the income statement under IFRS in 2004 was a gain of €3 million and a total amount of €1 million was added to the hedge reserve.

Back to Contents
122	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued
Under US GAAP, hedge accounting was applied for some IRS during the whole year 2004. In 2004, Buhrmann recorded in the income statement under US GAAP a gain of €3 million due to hedge ineffectiveness on IRS for which hedge accounting was applied and a loss of €3 million on IRS for which no hedge accounting was recorded. In 2004, under US GAAP a gain of €5 million was recorded directly in shareholders’ equity (as an addition to Other Comprehensive Income) relating to IRS for which hedge accounting was applied.

As of 1 January 2005, hedge accounting is applied to all IRS under IFRS and, with the exception of one IRS, also under US GAAP. Under IFRS, in 2005 an amortisation gain of €2 million was recorded in the income statement and under US GAAP, an amortisation loss of €1 million. The change in the fair value of the one IRS for which under US GAAP no hedge accounting was applied was recorded in the income statement under US GAAP (a gain of €2 million) and under IFRS in the hedge reserve. The net effect was a €1 million lower gain in the income statement in 2005 under US GAAP compared to IFRS. Under IFRS, in 2005 an amount of €6 million was recorded as an addition to the hedge reserve (directly in shareholders’ equity) and under US GAAP there was an addition to Other Comprehensive Income (directly in shareholders’ equity) of €6 million.

At 31 December 2005, the balance of the hedge reserve under IFRS amounted to €7 million and the balance of Accumulated Other Comprehensive Income with respect to IRS under US GAAP was €4 million. These balances will affect earnings when the interest for the periods being hedged affect earnings. An amount of €2 million is expected to be reclassified to earnings in 2006 under IFRS and less than €1 million under US GAAP.

All amounts stated above are before taxes.

d  Pensions
This reconciling item relates to the pension plans which meet the definition of defined benefit plans. Under IFRS, the funded status (plan assets less projected pension obligations) of these plans is recorded in the balance sheet. Actuarial gains and losses are under IFRS recognised and recorded directly in equity. Under US GAAP, the accrued or prepaid pension cost in the balance sheet consists of the funded status, which is equal to IFRS, and the unrecognised actuarial gains or losses. The cumulative actuarial losses under US GAAP were €153 million at 31 December 2005 and €127 million at 31 December 2004. In addition, under US GAAP an additional minimum liability of €23 million at 31 December 2005 and €18 million at 31 December 2004 was recorded in the balance sheet. Under US GAAP, an additional minimum liability is recorded for the actuarial present value of accumulated benefits that exceeded plan assets. The movements in the additional minimum liability are recorded directly in shareholders’ equity (as a movement in Other Comprehensive Income).

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Funded status at end of year under IFRS
and US GAAP (see Note 20)	87	95	(36)	(32)	51	63

Unrecognised net actuarial (gains)/losses
at end of year under US GAAP	123	102	30	25	153	127

Prepaid/(accrued) pension cost under US GAAP	210	197	(6)	(7)	204	190

		Domestic plans		Foreign plans		Total

	2005	2004	2005	2004	2005	2004

Additional minimum liability at end of year under US GAAP	–	–	(23)	(18)	(23)	(18)

The measurement date of the pension plans was 31 December 2005.

The amount for pensions in the reconciliation of income in 2005 consists of the amortisation under US GAAP of unrecognised actuarial losses. Actuarial losses (and gains) are amortised over the remaining service period when their net cumulative amount exceeds 10% of the assets or obligations of the plan (whichever is higher). The amount for pensions in the reconciliation of income in 2004 mainly consists of the amortisation of unrecognised actuarial losses and a curtailment gain under US GAAP.

Back to Contents
Buhrmann	Chapter 8	123
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued
e Share-based payments
Under IFRS, as of 1 January 2004, the fair value of the stock options granted to employees is recognised as an expense on a linear basis during the vesting period, with a corresponding increase in shareholders’ equity.

In 2004 and 2005, under US GAAP Buhrmann used the intrinsic value method in accordance with APB 25 under which no cost has been recognised for the stock options granted to employees. Under APB 25 cost is deferred until the options are exercisable.

f  Subordinated Convertible Bonds
Under IFRS, Buhrmann’s Subordinated Convertible Bonds, which were issued on 18 December 2003, are classified as a compound financial instrument. The conversion option is recorded directly in shareholders’ equity and the liability component as long-term borrowings. The conversion option and the liability component are initially stated at fair value (proceeds received net of transaction costs incurred). The liability component is subsequently stated at amortised cost which is the initial amount minus interest and principal payments plus cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement.

Under US GAAP, Buhrmann’s Subordinated Convertible Bonds are fully classified as a liability and the interest payments are expensed. The transaction costs relating to these bonds are capitalised and amortised using the effective interest method.

The amount in the reconciliation of equity is the difference between the book value of the amortised cost under IFRS (€84 million) and the liability (€115 million) less capitalised financing fees (€3 million) under US GAAP.

The amount in the reconciliation of income is the difference between the amortisation cost recorded under IFRS (€7 million for 2005 and 2004) and the interest paid and expensed (€2 million in 2005 and 2004) and the amortisation of the capitalised transaction costs (€1 million in 2005 and 2004) under US GAAP.

g  Preference Shares A
Under IFRS, Buhrmann’s Preference Shares A are classified as a liability and stated at amortised cost which is the fair value at the date of issue less transaction costs incurred. There is no amortisation of transaction cost as the Preference Shares A are non-redeemable. Under US GAAP, Buhrmann’s Preference Shares A are classified as shareholders’ equity (proceeds received net of transaction costs incurred).

The annual dividend of €11 million in 2005 and 2004 is recorded as an expense under IFRS and as a reduction of shareholders’ equity under US GAAP.

h  Preference Shares C
Under IFRS, Buhrmann’s Preference Shares C were presented as a liability with the conversion option separately valued. The liability component is initially stated at fair value (proceeds received net of transaction costs incurred) and subsequently stated at amortised cost (for a definition see (f) above). The amortisation is recorded in the income statement. The conversion option is valued separately at fair value at each balance sheet date and recorded as a liability and the changes in the fair value are recorded in the income statement.

Under US GAAP, Buhrmann’s Preference Shares C were presented as shareholders’ equity (proceeds received net of transaction costs incurred) and the annual dividend was recorded as a reduction of shareholders’ equity.

The amount in the reconciliation of income in 2004 consists of the effective interest of €31 million, an exchange gain of €22 million (the Preference Shares C are denominated in USD) and the change in the fair value of the conversion option which was a loss of €5 million, all recorded under IFRS.

In 2005, Buhrmann repurchased all the outstanding Preference Shares C. The amount in the reconciliation of income in 2005 consists of the effective interest of €8 million, an exchange loss of €14 million and the change in the fair value of the conversion option which was a loss of €1 million, all recorded under IFRS until the repurchase took place. Furthermore, the repurchase resulted in a loss of €85 under IFRS. Under US GAAP, the excess of €40 million of the repurchase price over the carrying amount of the Preference Shares C was recorded as deemed dividend and is deducted from net result available to holders of ordinary shares of Buhrmann NV.

Back to Contents
124	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued
i Revenue recognition
Buhrmann sells graphic machines to customers which are financed by external financing companies and for which Buhrmann has given repurchase guarantees which means that should a customer be declared in default, the respective financing company has a right of recourse against Buhrmann. Under IFRS, revenue is recognised when the machines have been installed because, based on experience with performing under these repurchase guarantees, Buhrmann does not retain significant risk. Under US GAAP, Buhrmann recognises revenue from the sale of these machines only when the right of recourse has ended and Buhrmann is legally released from its obligation which is generally five years from the date of sale.

j  Financing fees
In 2003, advisers’ fees relating to the Senior Facilities Agreement entered into in 2003 are capitalised under US GAAP but they are treated as costs to extinguish the loans under the old Senior Credit Facility under IFRS and therefore expensed. Conversely, the advisers’ fees relating to the replacement of the Term Loans B for the Term Loans C in 2004 were expensed under US GAAP and capitalised under IFRS. The net effect was a higher book value of capitalised financing fees of €1 million at 31 December 2004 and a higher amount of amortisation in 2004 and 2005 under US GAAP. In 2005, advisers fees (of less than €1 million) relating to the replacement of the Term Loans for the Term Loans D were expensed under US GAAP and capitalised under IFRS.

The impairment of the financing fees in 2004 relating to the repurchase of the 12.25% High Yield Bond (2009 Notes) was €5 million lower under US GAAP than under IFRS because the financing fees related to this bond were amortised based on the effective yield method under IFRS and on a linear basis under US GAAP which resulted in a higher book value of the capitalised financing fees under IFRS before impairment.

k  Catalogue contributions
Buhrmann receives funds from vendors for inclusion of their products in Buhrmann’s catalogue offerings (catalogue contributions). These contributions are generated by catalogue pages.

Under IFRS, these catalogue contributions are recognised as income on a linear basis over the period the catalogue is generating sales.

Under US GAAP, these catalogue contributions are treated as volume rebates and deducted from the purchase cost of trade goods in accordance with EITF Issue no. 02–16, ‘Accounting by a Reseller for Cash Consideration Received from a Vendor’.

l  Translation adjustments
Both under IFRS and US GAAP, translation differences arising from long-term loans granted to Group companies that have the nature of permanent investments (quasi equity) are recorded directly in equity as ‘cumulative translation adjustments’ by analogy of translation differences on shareholdings in Group companies (see Note 2 ‘Principles of consolidation’). Under IFRS, cumulative translation adjustments with respect to these long-term loans are recognised in the income statement when these loans are reduced. On this basis, a loss of €3 million was recorded in 2005 under IFRS. Under US GAAP, no such recognition is recorded in the income statement until the loans are substantially or fully repaid.

m  Restructuring
In 2005, Buhrmann recorded restructuring reserves for termination benefits. Under US GAAP, charges of €1million recorded under IFRS were reversed and are recognised over the remaining service period of the related employees in 2006.

Also in 2005, restructuring reserves of €1 million were recorded relating to acquired companies which under IFRS were recorded as an expense and under US GAAP as part of goodwill.

n  Others
This relates to several other differences between IFRS and US GAAP.

o  Deferred taxes
Under US GAAP, the valuation of deferred tax assets for loss carry-forwards at 1 January 2004 was €8 million higher than under IFRS. In the course of 2004, this difference was reversed which resulted in a €8 million higher tax expense under US GAAP compared to IFRS.

Furthermore, deferred taxes on US GAAP reconciling items negatively affected equity under US GAAP in the amount of €23 million at 31 December 2005 and €22 million at 31 December 2004. The effect on income under US GAAP compared to IFRS was a tax income of €5 million in 2005 and a tax expense of €2 million in 2004.

Back to Contents
Buhrmann	Chapter 8	125
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37 US GAAP reconciliation and additional disclosures continued
The components of deferred tax under US GAAP are as follows:

	31 December	31 December
	2005	2004

Deferred tax assets:

Tax loss carry-forwards	531	424

Other	75	96

Nominal deferred tax asset	606	515

Valuation allowances	(166)	(123)

Deferred tax asset	440	392

Current	53	63

Non-current	387	329

Deferred tax asset	440	392

Deferred tax liabilities:

Accelerated depreciation and amortisation	(47)	(73)

Pensions	(64)	(59)

Fair value gains	(9)	(11)

Other	(43)	(25)

Deferred liabilities	(163)	(168)

Current	(3)	(4)

Non-current	(160)	(164)

Deferred liabilities	(163)	(168)

Total tax income or (expense) under US GAAP is as follows:

	2005	2004

Current	(27)	(23)

Deferred:

Benefits operating loss carry-forwards	1	37

Adjustments to deferred taxes for enacted changes
in tax laws or a change in the tax status	–	6

Adjustments in the valuation allowances due to change
in judgment about realisability	3	(16)

All other deferred tax items	3	(1)

Total deferred	7	26

Total income taxes	(20)	3

Allocation:

The Netherlands	10	26

Foreign	(30)	(23)

Total income taxes	(20)	3

Additional US GAAP disclosures
Operating result, result from continuing operations and result on disposal of discontinued operations under US GAAP presentation
Operating result, result from continuing operations, result from discontinued operations, result on disposal of discontinued operations and net result under US GAAP are as follows:

	2005	2004

Operating result	235	213

Result from continuing operations	131	104

Result on sale of discontinued operations	5	4

Net income	136	108

Back to Contents
126	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37 US GAAP reconciliation and additional disclosures continued
The result on the sale of discontinued operations is the (partial) release of reserves for indemnification and warranties in connection with operations that were discontinued in previous years. The amount in 2005 mainly relates to the former subsidiary Kappa Packaging which was divested in 1998. The amount in 2004 mainly relates to the former paper merchanting division which was divested in 2003.

Reserves for indemnification and warranty of discontinued operations and other divested companies to be retained by the Company as of 31 December 2005 amounted to €14 million (2004: €21 million) which is included in the Company’s Consolidated Balance Sheet.

Earnings per share under US GAAP
Basic earnings per share are computed by dividing the result after deduction of dividend on Preference Shares by the weighted average number of ordinary shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A of €11 million in 2005 and 2004 and to holders of Preference Shares C of €46 million in 2005 and €26 million in 2004 were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the exercise price during the financial year.

The computation of basic and fully diluted earnings per ordinary share under US GAAP is as follows:

	2005	2004

Computation basic earnings per share

Net result	136	108

Less dividends on Preference Shares A and C	(57)	(37)

Net result after deduction of dividend on Preference Shares	79	71

Discontinued operations	(5)	(4)

Result from continuing operations after deduction of dividend
on Preference Shares	74	67

Weighted average number of ordinary shares outstanding (in thousands)	168,231	144,837

Basic earnings per share (in euro)

Result from continuing operations	0.44	0.46

Discontinued operations	0.03	0.03

Net result	0.47	0.49

Computation of fully diluted earnings per share

Net result	136	108

Add-back: interest Subordinated Convertible Bond	2	2

Less dividends on Preference Shares A and C	(57)	(37)

Net result after deduction of dividend on Preference Shares	81	73

Discontinued operations	(5)	(4)

Result from continuing operations after deduction
of dividend on Preference Shares	76	69

Weighted average number of ordinary shares outstanding
on fully diluted basis (in thousands)	183,551	160,222

Fully diluted earnings per share (in euro)

Result from continuing operations	0.41	0.43

Discontinued operations	0.03	0.03

Net result	0.44	0.46

Computation of weighted average number of ordinary shares
outstanding on fully diluted basis (in thousands):

Weighted average number of ordinary shares outstanding	168,231	144,837

Conversion of Subordinated Convertible Bond	14,757	14,451

Conversion of Preference Shares C	–	–

Exercise of share option rights	563	934

	183,551	160,222

Back to Contents
Buhrmann	Chapter 8	127
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37 US GAAP reconciliation and additional disclosures continued
The weighted average number of ordinary shares outstanding in 2004 has been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005.

In 2005 and 2004, the conversion of Preference Shares C is not included in the calculation of diluted earnings per share because they would have an antidilutive effect.

The number of ordinary shares that would arise after conversion of the Subordinated Convertible Bond was 14.8 million at 31 December 2005 and 14.5 million at 31 December 2005 and 31 December 2004 . The annual interest on the Subordinated Convertible Bond is €2 million before and after tax.

The number of ordinary shares that would arise after conversion of the Preference Shares C at 31 March 2005 (before the repurchase) was 38.4 million and 37.9 million at 31 December 2004.

The number of ordinary shares that would arise after exercise of the option rights at 31 December 2005 and 2004 was 0.6 million and 0.9 million respectively.

Stock options
Until 31 December 2005, under US GAAP Buhrmann used the intrinsic value method in accordance with APB 25 under which no cost is recognised for the stock options granted to employees. If the Company had elected to recognise compensation expense based on the fair value of all stock options at grant date in accordance with SFAS 123, ‘Accounting for Stock-Based Compensation’, compensation cost of €6 million in 2005 and €6 million in 2004 would have been recorded. Net income in 2005 and 2004 would have been reduced to the pro forma amounts indicated below:

in millions of euro, except per share data	2005	2004

US GAAP net income:

As reported	136	108

Pro forma	130	102

US GAAP basic earnings per share:

As reported	0.47	0.49

Pro forma	0.43	0.45

US GAAP fully diluted earnings per share:

As reported	0.44	0.46

Pro forma	0.40	0.42

The options granted up to and including 2003 are valued on the basis of the Black & Scholes option model. During the year ended 31 December 2004, we also valued the options issued in 2004 on the basis of the Black & Scholes option model. In 2005, we modified the valuation model to better reflect the value related to the performance conditions for options issued in 2004 and 2005. In the table above, pro forma net income for 2004 and 2005 is based on valuation on the basis of a binomial model in combination with Monte Carlo simulation taking into account the number of options that will vest based on the performance-related vesting conditions of the option programme. The effect of the change in valuation methodology on our previous reported pro forma net income was less than €1 million. For assumptions used in calculating fair values, see Note 33. Forfeitures are accounted for as they occur in the compensation cost indicated above.

Consolidated Statements of Comprehensive Income
The calculation of comprehensive income is as follows:

	2005	2004

Net income US GAAP	136	108

Other comprehensive income net of tax:

Foreign currency translation adjustments	153	(76)

Unrealised gains and losses on derivative instruments	4	4

Minimum pension liability	(3)	(7)

Comprehensive income	290	29

Foreign currency translation adjustments do not include taxes in 2005 or 2004. Unrealised gains and losses on derivative instruments includes a tax expense of €2 million in 2005 and €1 million in 2004. Minimum pension liability includes a tax income of €1 million in 2005 and a tax income of €2 million in 2004.

Back to Contents
128	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued
The balance of accumulated other comprehensive income (after tax) is as follows:

			Unrealised
			gains and	Additional
		Foreign currency	losses on	minimum
		translation	derivative	pension
	Total	adjustments	instruments	liability

Balance at 31 December 2003	(275)	(264)	(5)	(6)

Other comprehensive income (loss)	(79)	(76)	4	(7)

Balance at 31 December 2004	(354)	(340)	(1)	(13)

Other comprehensive income (loss)	154	153	4	(3)

Balance at 31 December 2005	(200)	(187)	3	(16)

The accumulated other comprehensive income at 31 December 2005 is net of €26 million taxes on foreign currency translation adjustments, €1 million taxes on unrealised gains and losses on derivative instruments and €6 million taxes on additional minimum pension liability.

Shareholders’ equity
The movements in shareholders’ equity under US GAAP are as follows:

	2005	2004

Shareholders’ equity at beginning of the year	1,474	1,455

Dividend ordinary shares	(12)	(4)

Share issue	238	5

Net income under US GAAP	136	108

Dividend Preference Shares A	(11)	(11)

Repurchase Preference Shares C	(401)

Other comprehensive income (loss)	154	(79)

Shareholders’ equity end of the year	1,578	1,474

During the year ended 31 December 2004, we presented minority interests as part of shareholders’ equity under US GAAP. As minority interests are not presented within shareholders’ equity under US GAAP, we have revised this presentation in 2005. The effect of the change in presentation on our previously reported shareholders’ equity under US GAAP is a decrease of €56 million in 2004.

Integration and restructuring
The movements in the restructuring provisions in 2005 under US GAAP were as follows:

		Lease
		termination
	Employee	and other
	costs	closing costs	Total

Balance at 31 December 2004	9	9	18

Set-up/finalisation	9	1	10

Cash utilisation	(4)	(3)	(7)

Currency translation	–	1	1

Balance at 31 December 2005	14	8	22

Back to Contents
Buhrmann	Chapter 8	129
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

37	US GAAP reconciliation and additional disclosures continued
The movements in the integration provisions in 2005 under US GAAP were as follows:

	Lease
	termination
	and other
	closing costs	Total

Balance at 31 December 2004	3	3

Set-up	–	–

Cash utilisation	(1)	(1)

Balance at 31 December 2005	2	2

Provisions for restructuring and integration mainly relate to the cost-saving restructuring measures in the Office Products operations in North America and Europe.

Valuation and qualifying accounts

	Balance at	Charges to				Balance
	the beginning	costs and	Utilisation/	Charges to		at the end
	of the period	expenses	release	other accounts	*	of the period

Year ended 31 December 2005

Allowance for doubtful accounts receivable	23	3	(4)	1		23

Provision for impairment of inventory	32	12	(10)	–		34

Year ended 31 December 2004

Allowance for doubtful accounts receivable	30	1	(8)	–		23

Provision for impairment of inventory	41	10	(18)	(1)		32

*	Includes effect of acquisitions and disposals and foreign currency translation adjustments.

Provision for product warranties
The movements in the provision for product warranties were as follows:

Balance as at 31 December 2004	3

Utilisation	0

Additions charged to the income statement	0

Transfer to current liabilities

Balance as at 31 December 2005	3

The provision for product warranties relates to potential liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not yet expired. The additions charged to the income statement only relate to warranties issued during 2005 and are calculated as a percentage of net sales. This percentage is based on past experience.

Variable interest entities
FASB Interpretation no. 46 (FIN 46) ‘Consolidation of Variable Interest Entities’ requires certain disclosures of variable interest entities and, as of 1 January 2003, the consolidation of certain of these variable interest entities.

Buhrmann has determined that at 31 December 2005 it had a variable interest in Silver Funding Ltd and which facilitate the accounts receivable securitisation programme which is described in Note 29. Aside from the accounts receivable and liabilities in connection with the accounts receivable securitisation programme that are included in Buhrmann’s Consolidated Balance Sheet, both under IFRS and US GAAP, this entity does not have other significant assets or liabilities. Buhrmann has also determined that at 31 December 2005 it had a variable interest in Faison Inc. which sells office products mainly to government institutions in the United States. The consolidation of this entity would not have had a material impact on net result or shareholders’ equity under US GAAP.

Back to Contents
130	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

38	New accounting pronouncements
IFRS
The new accounting pronouncements under IFRS that are effective after 31 December 2005 are amendments to IAS 1 and IAS 39, IFRS 6, IFRS 7 and IFRIC 4. The new accounting pronouncements which could potentially affect Buhrmann’s future consolidated results of operations, financial position and cash flows under IFRS are described below:

In December 2004, the International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 4 ‘Determining whether an arrangement contains a lease’. The issues addressed in this Interpretation are how to determine whether an arrangement is or contains a lease , how it should be assessed and, how the payments for the lease should be separated from payments for any other elements in the arrangement. IFRC 4 is effective for annual periods beginning on or after 1 January 2006. Buhrmann is currently reviewing the impact that adoption of IFRIC 4 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

In June 2005, the International Accounting Standards Board (IASB) amended IAS 39 ‘Financial Instruments: Recognition and Measurement’ to limit the use in IAS of the fair value option which permits entities to designate irrevocably on initial recognition any financial asset or financial liability as one (without separating embedded derivatives) to be measured at fair value with gains and losses recognised in profit or loss. The IASB also amended IAS 39 to define ‘financial guarantee contracts’ and to amend requirements for their treatment by the issuer. Financial guarantee contracts (sometimes known as ‘credit insurance’) require the issuer to make specified payments to reimburse the holder for a loss it incurs if a specified debtor fails to make payment when due under the original or modified terms of a debt instrument. These amendments to IAS 39 are effective for annual periods beginning on or after 1 January 2006. Buhrmann is currently reviewing the impact that adoption of this amendment will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

In August 2005, the IASB published IFRS 7 ‘Financial Instruments: disclosures’. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The disclosure requirements of IFRS 7 are effective for annual periods beginning on or after 1 January 2007 and will not have an impact on Buhrmann’s consolidated results of operations, financial position or cash flows.

In August 2005, the IASB amended IAS 1 ‘Presentation of Financial Statements’ to add requirements for disclosure of information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This amendment to IAS 1 is effective for annual periods beginning on or after 1 January 2007 and will not have an impact on Buhrmann’s consolidated results of operations, financial position or cash flows.

US GAAP
In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS no. 151, ‘Inventory Costs – An Amendment of ARB no. 43, Chapter 4’. SFAS no. 151 amends the guidance in ARB no. 43, chapter 4, ‘Inventory Pricing,’ to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) must be recognised as current-period charges regardless of whether they meet the criterion of ‘so abnormal’ as stated in ARB no. 43. Additionally, SFAS no. 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS no. 151 is effective for fiscal years beginning after 15 June 2005. Buhrmann is currently reviewing the impact that adoption of SFAS no. 151 will have on its consolidated results of operations, financial position and cash flows.

In December 2004, the FASB issued SFAS no. 123 (revised 2004), ‘Share-Based Payments’, which revises SFAS no. 123, ‘Accounting for Stock-Based Compensation’, and supersedes APB Opinion no. 25, ‘Accounting for Stock Issued to Employees’. SFAS no. 123 (revised 2004) requires all share-based payments to employees, including grants of employee stock options, to be recognised in the financial statements based on their fair values, beginning with the first interim or annual period after 15 June 2005, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS no. 123, are no longer an alternative to financial statement recognition. Buhrmann will adopt this revised standard from 1 January 2006. Buhrmann expects that the effect of adoption of SFAS no. 123 (revised 2004) will be as stated in the pro forma disclosures in Note 37.

In December 2004, the FASB issued SFAS no. 153, ‘Exchanges of Nonmonetary Assets – An Amendment of APB Opinion no. 29’. SFAS no. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion no. 29, ‘Accounting for Nonmonetary Transactions,’ and replaces it with an exception for exchanges that do not have commercial substance. SFAS no. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS no. 153 is effective for the fiscal periods beginning after 15 June 2005. Buhrmann is currently reviewing the impact that adoption of SFAS no. 153 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

Back to Contents
Buhrmann	Chapter 8	131
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

38  New accounting pronouncements continued
In March 2005, the FASB issued Interpretation 47 (FIN 47). FIN 47 clarifies that the term ‘conditional asset retirement obligation’ as used in SFAS no. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. FIN 47 is effective for fiscal periods beginning on or after 15 December 2005. Buhrmann is currently reviewing the impact that adoption of FIN 47 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

In May 2005, the FASB issued SFAS no. 154, ‘Accounting Changes and Error Corrections’ which replaces Accounting Principles Board Opinion no. 20 ‘Accounting Changes’ and SFAS no. 3 ‘Reporting Accounting Changes in Interim Financial Statements – an amendment of ABP Opinion no. 28.’ SFAS no. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. SFAS no. 154 eliminates the requirement in Accounting Principles Board Opinion no. 20 to include the cumulative effect of changes in accounting principles in the income statements. SFAS no. 154 establishes retrospective application, or application as of the earliest practicable date, as the required method for reporting a change in accounting principle and restatement with respect to the reporting of a correction of an error. SFAS no. 154 is effective for accounting changes and corrections of errors made in fiscal periods beginning after 15 December 2005. Buhrmann is currently reviewing the impact that adoption of SFAS no. 154 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

39  Transition from Dutch GAAP to IFRS
For an explanation of the transition procedures, see Note 2 ‘Summary of accounting policies’ under Basis of presentation.

The reconciliation of the Consolidated Statement of Income for the year ended 31 December 2004 from Dutch GAAP to IFRS is as follows:

			Adjustments on
			Dutch GAAP
	Dutch GAAP	Reclassifications	to IFRS	IFRS	Footnote

Net sales	5,539	–	14	5,553	a

Total cost of trade goods sold/
Purchase value of trade goods sold	(4,063)	172	9	(3,882)	b

Added value/gross contribution	1,476	172	23	1,671

Employee benefit expenses	(889)	3	6	(880)	c

Depreciation of property, plant and
equipment and amortisation of
internally used software and other
intangible assets (other than goodwill)	(84)	–	(5)	(89)	e

Amortisation of goodwill	(45)	–	45	–	f

Other operating expenses	(297)	(175)	(16)	(488)	d

Operating result	161	–	53	214

Repurchase 2009 Notes	(35)	–	–	(35)

Other financing expenses	(68)	–	(24)	(92)

Total financing expenses	(103)	–	(24)	(127)	g

Share in result of associates	–	–	–	–

Subsequent result from disposal of operations	6	–	–	6

Result before taxes (and minority interests)	64	–	30	94

Taxes	33	–	(20)	13	h

Minority interests	(17)	–	(1)	(18)

Net result attributable to holders
of ordinary shares Buhrmann NV	80	–	10	90

Back to Contents
132	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39 Transition from Dutch GAAP to IFRS continued
Reclassifications
With the transition from Dutch GAAP to IFRS a reclassification of the Income Statement is established. Starting the financial year 2005 and including the comparatives of 2004 the following reclassifications for 2004 are made:
–	Under Dutch GAAP, delivery expenses were included in costs of trade goods sold. Under IFRS, delivery expenses arei n cluded as other operating expenses (€133 million).
–	Under Dutch GAAP, the expenses related to temporary employees were included in costs of trade goods sold. Under IFRS, these expenses are reported as sub contractor costs as part of other operating expenses (€30 million).
–	Under Dutch GAAP, the additions to and releases from the allowance for bad debt were included in the costs of trade goods sold. Under IFRS, these additions or releases will be reported as part of other operating expenses (€6 million).
–	Under Dutch GAAP, the compensation paid to commissionmer chants was included in costs of trade goods sold. Under IFRS, these expenses are included in other operating expenses (€3 million).
–	Under Dutch GAAP, certain fees were reported as part of employee benefit expenses.Under IFRS, these expenses are included in other operating expenses.

Due to the abovementioned changes that impact the reported costs of trade goods sold, we decided to rename ‘Added value’ into ‘Gross contribution’.

Adjustments
a   Net sales
Under Dutch GAAP, (unconditional) catalogue income was included in cost of trade goods sold. Under IFRS these benefits are included in net sales (€12 million). Under Dutch GAAP, income from freight expenses charged to customers was netted against the delivery expenses. Under IFRS this income is reported under net sales (€7 million). Further, net sales changed as a result of several minor changes in revenue recognition and reclassification (negative €5 million).

b   Purchase value of trade goods sold
Under Dutch GAAP we recognised volume-related catalogue income from suppliers on the principle of revenue matching. In practice, that is the period that the catalogue is in use (‘street life’). Under IFRS this income is deferred under inventory and released to income when the relevant merchandise has been sold, identical to volume-related vendor rebates (€3 million). Under Dutch GAAP some rental income was reported under other operating expense and depreciation while under IFRS this income forms part of purchase value of trade goods sold (€9 million). Under Dutch GAAP, (unconditional) catalogue income was netted with expenses made to produce the catalogue and included in cost of trade goods sold. Under IFRS the unconditional catalogue income is included in net sales (see Note 6) while the expenses are included in other operational expenses (€11 million).

c   Employee benefits expenses
Under IFRS, the net periodic pension costs of our defined benefit plans (consisting of service costs, interest costs and the expected return on assets) are recognised as employee benefit expenses. This change resulted in a benefit of €13 million in 2004. Under IFRS, share-based payments are recognised as expense in the Income Statement, measured at fair value. For Buhrmann this applies to the Buhrmann Incentive Plan and the Corporate Express Australia share-based plans. Under Dutch GAAP share-based payments did not result in charges in the Income Statement (but were disclosed in a footnote). The calculated value of an option series is expensed on a straight-line basis over the vesting period as an operating cost. This change resulted in a charge of €7 million in 2004.

Back to Contents
Buhrmann	Chapter 8	133
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39  Transition from Dutch GAAP to IFRS continued
d   Other operating expenses
The change in other operating expenses (€6 million expense) is caused by the under footnotes a) and b) mentioned change in sales and purchase value of trade goods sold.

e   Depreciation of property, plant and equipment and amortisation of internally used software and other intangibles assets
Under IFRS assets for rental and demonstration machines, such as those we have in our Graphic Systems Division, are reclassified from inventories to property, plant and equipment. As a result the depreciation cost on these assets under IFRS is reported under depreciation of property, plant and equipment. Under Dutch GAAP this depreciation cost was reported as part of cost of trade goods sold.

f   Amortisation of goodwill
Under IFRS goodwill is no longer systematically amortised, but at least annually a goodwill impairment test will be performed. Under Dutch GAAP Buhrmann performed very similar goodwill impairment tests. As at 1 January 2004 amortisation under IFRS ceased.

g   Total financing expenses
Under IFRS, our Subordinated Convertible Bond is recognised as a compound financial instrument. The carrying amount of the liability component has been valued by measuring the fair value of a similar liability at issuance that does not have an associated equity component.

The carrying amount of the equity instrument is determined by deducting the fair value of the financial liability from the proceeds of the financial instrument as a whole. Interest charges are calculated under the effective interest method resulting in imputed interest (€4 million expense).

Under IFRS our Preference Shares A and C qualify as a liability. For the Preference Shares A, the (non-tax deductible) interest charge equals the dividend payable on the instrument (€11 million expense). For the Preference Shares C, the (non-tax deductible) interest charges are calculated under the effective interest method (€31 million expense).

The Preference Shares C had a conversion option. The conversion option was indexed to both the share price and the US$/Eexchange rate. These components could not be separated from each other as both elements impacted the decision the holder takes whether to convert. Therefore the conversion option was treated as one derivative and included in the balance sheet (in ‘other non-current liabilities’) at fair value. Changes in the fair value were recorded in the income statement (€5 million expense in 2004).

As the Preference Shares C are denominated in US$ and under IFRS qualifies as a liability the translation result on this debt is recognised in the Income Statement (€22 million income).

In our Dutch GAAP accounts financing fees are capitalised under financial assets and amortised linearly over the term of the related financing. Under IFRS transaction costs are deducted from the proceeds received. These net proceeds including any discounts or premiums make up the amortised costs. The difference between the amortised costs and the redemption value is recognised (‘accretion’) in the Income Statement over the period of the financing using the effective interest method (financing costs €2 million expense).

Under IFRS, the fair value changes of Interest Rate Swaps qualify as financing costs, resulting in a benefit of €3 million.

h   Taxes
Our IFRS accounting results in a different tax position than under Dutch GAAP. In some cases specific IFRS accounting rules may generate tax effects, which are reflected in the presented Consolidated Financial Statements.

Back to Contents
134	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39	Transition from Dutch GAAP to IFRS continued
The reconciliation of the Consolidated Opening Balance Sheet at 1 January 2004 from Dutch GAAP to IFRS is as follows:

	Footnote	Dutch	Effects of transition	IFRS
		GAAP	to IFRS

Assets

Non-current assets

Goodwill		1,400	–	1,400

Internally used software		143	–	143

Other intangible assets		–	–	–

Property, plant and equipment	i,r	208	17	225

Net pension asset for funded schemes in surplus	k	–	113	113

Deferred tax assets	j	366	73	439

Investment in associates		6	–	6

Other non-current assets	k,l	49	(26)	23

		2,172	176	2,348

Current assets

Inventories	i,m	423	(24)	399

Trade receivables	n	736	40	776

Prepaid expenses and accrued income	m	182	(27)	155

Current tax receivable		17	–	17

Cash and cash equivalents		145	–	145

Other current assets		2	(2)	–

		1,505	(13)	1,492

Total assets		3,677	163	3,840

Equity and liabilities

Shareholders’ equity	q,s	1,436	(364)	1,072

Minority interests		48	(1)	47

Total equity		1,484	(365)	1,119

Non-current liabilities

Long-term borrowings	l,o	949	396	1,345

Deferred tax liabilities	j	177	40	217

Pensions	k	18	14	32

Other non-current liabilities	o	–	12	12

Other non-current provisions		79	5	84

		1,223	467	1,690

Current liabilities

Current portion of long-term borrowings		28	–	28

Short-term loans and bank overdrafts		5	–	5

Trade payables		644	–	644

Current tax payable		–	–	–

Other current provisions		35	–	35

Other current liabilities	m,n,p,r	258	61	319

		970	61	1,031

Total equity and liabilities		3,677	163	3,840

Back to Contents
Buhrmann	Chapter 8	135
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39	Transition from Dutch GAAP to IFRS continued
i	Property, plant and equipment
Under IFRS assets for rental and demonstration machines, such as those we have in Graphic Systems, with a total book value at 1 January 2004 of €15 million are reclassified from inventories to property, plant and equipment.

j	Deferred tax assets
In the IFRS opening balance sheet the following adjustments have been made to deferred tax balances:
–	Valuation allowances on deferred tax assets amounting to €19 million that do not qualify under IFRS.
–	Differences in allocation of tax provisions resulting in an adjustment in the IFRS opening balances sheet of €32 million.

The adjustments included in the IFRS opening balance sheet resulted in a deferred tax adjustment of €18 million.

	Footnote	1 January 2004

Pensions	k	(33)

Catalogue income	m	15

Convertible bond	o	(13)

Derivatives	p	4

Other		9

Total adjustment to deferred tax		(18)

This adjustment of €18 million is recognised in the balance sheet as a deferred tax asset of €23 million and a deferred tax liability of €41 million.

k    Prepaid pension costs, financial assets and employee benefit obligations
IFRS requires defined benefit obligations and plan assets to be measured and recognised at fair value resulting in significant differences with Dutch GAAP. In addition to guidance on accounting for pension plans, IAS 19 includes guidance on all post-retirement and long-term employee benefits.

All actuarial gains and losses arising before the date of transition in the opening balance sheet are recognised, using the exemption as mentioned in IFRS 1.

All funded identified pension plans except for the Dutch pension plan are under funded under IFRS and resulted in an increase in employee benefit obligation for a total amount of €18 million and a decrease in financial asset of €3 million. The Dutch pension plan is over funded for an amount of €113 million resulting in an asset that is subject to a limitation based on recoverability. Expecting that the entire amount will be recoverable, an amount of €113 million is recognised as an asset in the opening balance sheet for the Dutch plan against equity and deferred tax.

l    Other non-current assets
Under Dutch GAAP financing costs were capitalised and amortised linearly over the term of the related financing. Under IFRS financing costs are deducted from the proceeds received. The net of proceeds received, financing costs and any discounts or premiums are valued at amortised cost using the effective interest rate method.

Under Dutch GAAP financing fees amounting to €30 million were recorded as a financial asset as at 31 December 2003; under IFRS €26 million qualifies as financing fees. The difference is booked against equity and deferred taxes.

Financing costs for the revolver and short-term securitised notes (€7 million) are treated and reported similarly under IFRS and Dutch GAAP. The costs are capitalised and amortised on a straight-line basis over the life of the respective revolver securitisation programme.

m    Inventories and current assets
Under IFRS assets for rental and demonstration machines, such as those we have in our Graphic Systems Division, with a total book value at 1 January 2004 of €15 million are reclassified from inventories to property, plant and equipment.

Under Dutch GAAP we recognised volume-related catalogue income from suppliers on the principle of revenue matching. In practice, that is the period that the catalogue is in use (‘street life’). Under IFRS this rebate is deferred under inventory and released to income when the relevant merchandise has been sold, identical to volume-related vendor rebates.

The effect in the IFRS opening balance sheet for the change in application of the accounting policy for catalogue income is to decrease inventories by €8 million, to decrease other current assets by €27 million and increase other current liabilities by €5 million against equity and deferred taxes.

Back to Contents
136	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39	Transition from Dutch GAAP to IFRS continued
n	Trade receivables
Under Dutch GAAP certain installment receivables, sold to bank, for which the banks keep a right of recourse towards Buhrmann were not accounted for on balance. Derecognition of these receivables is not allowed under IFRS. The effect is to increase other trade receivables by €40 million and to increase current liabilities by €40 million.

o    Equity and non-current financial liabilities
Under IFRS our Preference Shares A and C qualify as liabilities. Under Dutch GAAP they were recorded as equity. Because the liability of Preference Shares A is perpetual, the related financing fees are not amortised. For the Preference Shares A, the (non-tax deductible) interest charge equals the dividend payable on the instrument. For the Preference Shares C, the (non-tax deductible) interest charges are calculated using the effective interest method.

The Preference Shares C have a conversion option. As this option is indexed to both the share price and the US$/€ exchange rate, the conversion option classifies as a derivative under IFRS rather than as equity. Therefore it is valued separately as a derivative (liability) at fair value. The changes in fair value of this derivative (liability) are accounted for in the Income Statement.

As from 2004 interest fees are calculated using the effective interest method.

The effect of the Preference Shares A is to decrease equity by €178 million and to increase loans by €178 million (net of financing fees). The effect of the Preference Shares C is to decrease equity by €281 million, and to increase loans by €281 million.

Under IFRS, the components of a financial instrument that create a financial liability of the entity and grant an option to the holder of the instrument to convert it into an equity instrument of the entity, are recognised separately. The Subordinated Convertible Bond, amounting to €111 million net of financing costs, qualifies for such treatment. Under Dutch GAAP, the Subordinated Convertible Bond was fully recorded as a liability.

The carrying amount of the liability component has been valued by measuring the fair value of a similar liability at issuance that does not have an associated equity component, resulting in a liability of €73 million after deduction of pro rata financing fees. The carrying amount of the equity instrument represented by the option to convert the instrument into ordinary shares is then determined by deducting the fair value of the financial liability from the fair value of the compound financial instrument as a whole resulting in an amount of €37 million (net of pro rata financing fees). The effect is to decrease loans by €38 million, and to increase equity and deferred tax liabilities by €25 million and €13 million respectively.

p    Current liabilities
Under IFRS all derivates are recognised on the balance sheet at fair value. Under Dutch GAAP interest rate swaps were not recognised on the balance sheet. The fair value of the interest rate swaps has now been recognised as per 1 January 2004 amounting to a liability of €10 million. The effect is an increase in current liabilities of €10 million against equity and deferred taxes.

q    Equity
IFRS 2 requires that all share-based payments (such as stock options) are recognised as expense in the profit and loss account and measured at fair value. Under Dutch GAAP share-based payments did not result in charges to the profit and loss account. IFRS 2 has to be applied for options granted after 7 November 2002, but entities are encouraged to apply this IFRS also for the options granted before 7 November 2002. Buhrmann has decided to apply IFRS 2 for all outstanding options, including options granted before 7 November 2002.

The options granted in 1999 up to and including 2004 are valued on the basis of Black & Scholes option model (as already disclosed in Form 20-F and Dutch GAAP). The options granted in 2005, and for comparison purposes also the options granted in 2004, are valued on the basis of a binomial model, combined with a Monte Carlo simulation, taking into account the number of options that will vest based on the performance-related vesting conditions of the option programme.

Besides tax effects, equity as at 1 January 2004 has not changed resulting from IFRS 2. The composition of equity however changed with the introduction of the option reserve. The option reserve reflects the options that are expected to vest and those that have actually been vested.

The effect is an increase in option reserve of €22 million against accumulated deficit and deferred taxes.

r    Several minor adjustments
Increase in property, plant and equipment of €1 million and an increase in other payables €3 million against equity and deferred tax.

Back to Contents
Buhrmann	Chapter 8	137
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39	Transition from Dutch GAAP to IFRS continued
s	Equity reconciliation in opening balance sheet
The reconciliation of shareholders’ equity at 31 December 2003/1 January 2004 from Dutch GAAP to IFRS is as follows:

Shareholders’ equity at 31 December 2003 according to Dutch GAAP		1,436

Effects of transition to IFRS: (net of taxes)

Preference Shares A	(178)

Preference Shares C	(281)

Convertible Bond	25

Derivatives	(6)

Recognition financing fees	(5)

Deferred tax	51

Defined benefit plans	59

Revenue recognition	(25)

Leasing	(3)

Other	(1)

		(364)

Shareholders’ equity at 1 January 2004 according to IFRS		1,072

The movements in shareholders’ equity in 2004 under Dutch GAAP and IFRS are as follows:

	Dutch	Effects of
		transition
	GAAP	to IFRS	IFRS

Shareholders’ equity at 31 December 2003/1 January 2004	1,436	(364)	1,072

Dividend ordinary shares for 2003	(4)	–	(4)

Share issue	5	–	5

Result 2004	80	10	90

Accrual dividend Preference Shares A for 2004	(11)	11	–

Actuarial losses defined benefit plans	–	(21)	(21)

Cash flow hedge result taken to equity	–	1	1

Addition share-based payment reserve	–	6	6

Translation differences	(87)	–	(87)

Shareholders’ equity at 31 December 2004	1,419	(357)	1,062

Back to Contents
138	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Notes to the Consolidated Financial Statements
in millions of euro, unless stated otherwise

39	Transition from Dutch GAAP to IFRS continued
The reconciliation of the Consolidated Balance Sheet at 31 December 2004 from Dutch GAAP to IFRS is as follows:

	Dutch	Effects of
		transition
	GAAP	to IFRS	IFRS

Assets

Non-current assets

Goodwill	1,282	40	1,322

Internally used software	121	1	122

Other intangible assets	–	2	2

Property, plant and equipment	190	12	202

Net pension asset for funded schemes in surplus	–	97	97

Deferred tax assets	335	61	396

Investment in associates	4	–	4

Other non-current assets	45	(21)	24

	1,977	192	2,169

Current assets

Inventories	422	(19)	403

Trade receivables	731	23	754

Prepaid expenses and accrued income	175	(18)	157

Current tax receivable	21	–	21

Cash and cash equivalents	154	–	154

Other current assets	1	–	1

	1,504	(14)	1,490

Total assets	3,481	178	3,659

Equity and liabilities

Shareholders’ equity	1,419	(357)	1,062

Minority interests	55	1	56

Total equity	1,474	(356)	1,118

Non-current liabilities

Long-term borrowings	822	410	1,232

Deferred tax liabilities	109	40	149

Pensions	16	18	34

Other non-current liabilities	–	17	17

Other non-current provisions	74	11	85

	1,021	496	1,517

Current provisions and liabilities

Current portion of long-term borrowings	33	–	33

Short-term loans and bank overdrafts	6	–	6

Trade payables	663	10	673

Current tax payable	7	–	7

Other current provisions	15	3	18

Other current liabilities	262	24	286

	986	38	1,024

Total equity and liabilities	3,481	178	3,659

Back to Contents
Buhrmann	Chapter 8	139
2005 Annual Report and Form 20-F	4 Consolidated Financial Statements

Company Balance Sheets ( before appropriation of net result) as of December 2005 and 2004
in millions of euro

	Notes		2005		2004

Assets

Non-current assets

Financial fixed assets	2		1,800		1,641

Total assets			1,800		1,641

Equity and liabilities

Shareholders’ equity	3

Issued and paid-in capital	3	215		166

Additional paid-in capital	3	1,713		1,524

Treasury shares	3	(10)		(10)

Option reserve	3	24		25

Other legal reserves	3	93		(92)

Retained earnings	3	(587)		(642)

Result for the year	3	2		90

Total shareholders’ equity	3		1,450		1,062

Non-current provisions

Deferred taxes			10		12

Non-current liabilities

Preference Shares A		178		178

Preference Shares C		–		278

Convertible Subordinated Bonds		83		78

Derivatives		–		17

			261		551

Current liabilities

Other current liabilities			79		17

Total equity and liabilities			1,800		1,641

Company Statements of Income for the years ended 31 December 2005 and 2004
in millions of euro

		2005	2004

Result of Group companies and participations (after tax)	68		83

Other results (after tax)	(66)		7

Net result	2		90

Back to Contents
140	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Company Financial Statements

Notes to the Company Balance Sheets and Statements of Income
in millions of euro, unless stated otherwise

1	Summary of significant accounting policies
The Company financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code. The Company uses the possibility of article 2:362, paragraph 8, to apply for its company financial statements the principles of measurement and determination of assets, liabilities and result of the consolidated financial statements (see Note 2).

Buhrmann has adopted the International Financial Reporting Standards (IFRS) as accepted by the European Union, for its consolidated financial statements with effect from 1 January 2005. The first-time adoption of these standards resulted in changes in the accounting principles and valuation of assets, provisions and liabilities (the ‘IFRS-1 adjustments’). These adjustments are largely adopted retrospectively in the comparable figures as per 1 January 2004.

Buhrmann NV has opted to apply with effect from 1 January 2005 for its company financial statements the principles of measurement and determination of assets, liabilities and result (among which the principles for presentation of financial instruments as shareholders’ equity or as liability) of the consolidated financial statements. Buhrmann NV opted for these changes in order to improve the financial reporting of the company financial statements. As a result of this decision equity and net profit in the entity financial statements remain in principle equal to those in the consolidated financial statements, which is generally accepted in the Netherlands. Moreover it leads to efficiency in financial reporting as the Company confines with only one set of accounting principles for the subsidiaries to be consolidated.

Compared to the financial statements of 2004 the following changes occurred:
–	changes in shareholders’ equity as per 1 January 2004 and as per 31 December 2004 as a consequence of the IFRS-1-adjustments;
–	changes in the result for the year ended 31 December 2004 as a consequence of the IFRS-1-adjustments;

We refer to Note 39 of the Consolidated Financial Statements for the impact on the 2004 equity and result.

Structure of shareholders’ equity
As per 1 January 2005, the applicable legislation related to the creation and sustaining of legal reserves en revaluation reserves has changed. As a result of these statutory regulations, but also as a result of the changed accounting principles, the structure of shareholders’ equity has changed.

Shareholders’ equity, ordinary shares, preference shares
Buhrmann’s Ordinary Shares are classified as shareholders’ equity. External costs directly attributable to the issue of new ordinary shares, other than in connection with business combinations, are deducted from shareholders’ equity, net of tax.

Buhrmann’s Preference Shares A and C are classified as a financial liability and stated at fair value (proceeds received net of transaction costs incurred). Under IFRS, the critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation on one party (the issuer) to deliver cash or another financial asset to the other party (the holder) or to exchange another financial instrument with the holder under conditions that are potentially unfavourable to the issuer. When such a contractual obligation exists, that instrument meets the definition of a financial liability regardless of the manner in which the contractual obligation will be settled.

The ‘option reserve’ in shareholders’ equity is the amount of expenses recognised in connection with the employee share options. When the options are exercised or lapsed, a reclassification from the option reserve to retained earnings within shareholders’ equity takes place.

The ‘cumulative translation adjustments’ in shareholders’ equity relates to the translation into euro of assets and liabilities of Group companies whose functional currency is not the euro. When a Group company is sold or otherwise disposed of, the cumulative translation adjustments, if any, are recognised in the income statement as part of the result on the sale or disposal. Also, cumulative translation adjustments with respect to long-term loans that are designated as permanent investments (quasi equity, see ‘Principles of consolidation’) are recognised in the income statement when these loans are reduced.

The hedge reserve relates to changes in the fair value of the interest rate swaps for which hedge accounting is applied. The amounts recorded in the hedge reserve are recognised in the income statement, as other financing expenses, when the hedged item affects the income statement.

Back to Contents
Buhrmann	Chapter 8	141
2005 Annual Report and Form 20-F	4 Company Financial Statements

Notes to the Company Balance Sheets and Statements of Income
in millions of euro, unless stated otherwise

1	Summary of significant accounting policies continued
Subordinated Convertible Bonds
Buhrmann’s Subordinated Convertible Bonds are classified as a compound financial instrument. The conversion option is recorded directly in shareholders’ equity (net of taxes) and the liability component as long-term borrowings. The liability component is initially stated at fair value (proceeds received net of transaction costs incurred) and is subsequently stated at amortised cost which is the initial amount minus interest and principal payments plus cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement. The value of the conversion option is determined using the residual method.

2	Financial fixed assets
The changes in the financial fixed assets are as follows:

		Participations	Receivables	Capitalised
		in Group	from Group	financing
	Total	companies	companies	fees

Book value at 31 December 2003	1,633	736	893	4

Adjustments on Dutch GAAP to IFRS	66	70	–	(4)

Book value at 1 January 2004	1,699	806	893	–

Proceeds collected by Group companies	(54)	–	(54)	–

Financial restructuring	–	(244)	244	–

Result from Group companies	83	83	–	–

Translation differences	(87)	(87)	–	–

Book value at 31 December 2004	1,641	558	1,083	–

Proceeds collected by Group companies	(89)	–	(89)	–

Financial restructuring	–	(56)	56	–

Result from Group companies	68	68	–	–

Translation differences	180	180	–	–

Book value at 31 December 2005	1,800	750	1,050	–

Group companies have been valued at their net asset value (or the proportional part thereof). Certain Group companies have a negative net asset value. At 31 December 2005, a provision equal to the negative net asset value has been deducted from receivables.

Back to Contents
142	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Company Financial Statements

Notes to the Company Balance Sheets and Statements of Income
in millions of euro, unless stated otherwise

3	Shareholders’ equity
For details of changes in shareholders’ equity, see the Notes to the Consolidated Financial Statements.

								Other legal reserves
	Number of ordinary shares		Issued and	Additional	Treasury		Cumulative
			fully paid-up	paid-in	shares	Option	translation	Hedge	Retained	Result for	Shareholders’
	Issued	Treasury	capital	capital	at cost	reserve	adjustment	reserve	earnings	the year	equity

Balance at
31 December 2003	136,691,918	(526,155)	228	2,055	(10)	–	–	–	(705)	(132)	1,436

Adjustments on Dutch GAAP to IFRS:	–	–

– Preference shares A	–	–	(64)	(117)					3		(178)

– Preference shares C	–	–	(0)	(417)					136		(281)

– Convertible bond	–	–							25		25

– Option reserve						22			(22)		–

– IFRS adjustments
Group companies	–	–						(6)	76		70

Balance at 1 January 2004 based on IFRS	136,691,918	(526,155)	164	1,521	(10)	22	–	(6)	(487)	(132)	1,072

Appropriation of result 2003									(132)	132	–

Total recognised income and expense for the year 2004							(87)	1	(22)	90	(18)

Dividend relating to 2003									(4)		(4)

Issued shares for stock dividend	1,434,610	(5,209)	2	3							5

Options lapsed						(3)			3		–

Addition option reserve share-based payments						6					6

Balance at 31 December 2004	138,126,528	(531,364)	166	1,524	(10)	25	(87)	(5)	(642)	90	1,062

Changes for 2005:

Appropriation for result 2004									90	(90)

Total recognised income and expense for the year 2005							180	5	(21)	2	166

Dividend relating to 2004									(12)		(12)

Issued shares	41,198,176	(43,628)	49	189							238

Repurchase shares CE Australia									(10)		(10)

Options lapsed						(8)			8		–

Addition option reserve share-based payments						7					7

Balance at 31 December 2005	179,324,704	(574,992)	215	1,713	(10)	24	93	–	(587)	2	1,450

Back to Contents
Buhrmann	Chapter 8	143
2005 Annual Report and Form 20-F	4 Company Financial Statements

Notes to the Company Balance Sheets and Statements of Income
in millions of euro, unless stated otherwise

4   Commitments not included in the Balance Sheet
Buhrmann NV acts as guarantor for loans taken by Group companies (see Note 29 to the Consolidated Balance Sheet) amounting to €1,055 million in 2005. In addition, Buhrmann NV acts as guarantor in certain legal acts of a number of Group companies in the Netherlands and abroad, including entering into lease contracts and interest rate and currency swap contracts.

Furthermore, declarations of joint and several liability (as referred to in Article 403, Title 9, Book 2 of the Dutch Civil Code) have been filed for debts resulting from legal acts of a number of Group companies established in the Netherlands.

Amsterdam, 23 February 2006

Supervisory Board	Executive Board
P.C. van den Hoek	F.H.J. Koffrie
A.G. Jacobs	G. Dean
G. Izeboud	M.S. Hoffman
B.J. Noteboom	F.F. Waller
J. Peelen
G.H. Smit

Back to Contents
144	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Supplemental Guarantor Information

As part of the Senior Facilities Agreement and Indenture related to the Senior Subordinated Notes, Buhrmann NV and certain subsidiaries of Buhrmann NV act as guarantors. Presented below is consolidated information for Buhrmann US Inc., the issuer of the debt, Buhrmann NV, the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann NV (listed below), and the non-guarantor subsidiaries of Buhrmann NV. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann NV. Pursuant to the Senior Facilities Agreement and the Indenture related to the Senior Subordinated Notes, Buhrmann NV and its subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US Inc.’s debt securities.

Most reconciling items from IFRS to US GAAP as detailed in Note 37 are related to the operating activities of the guarantors. The US GAAP adjustment to the guarantor column would increase net result (attributable to holders of ordinary shares Buhrmann NV) for the year 2005 by €125 million and would increase non-guarantor net result by €9 million (2004: increase of €29 million and decrease €11 million respectively). The US GAAP adjustment would increase the guarantor equity at 31 December 2005 by €66 million and would increase non-guarantor equity by €62 million (2004: increase of €367 million and increase of €45 million respectively).

Guarantor Subsidiaries as of 31 December 2005

a United States
ASAP Software Express, Inc.
BTOP USA Corp.
BTOPI Holding (U.S.)
Buhrmann Swaps, Inc.
Corporate Express Document & Print Management Inc.
Corporate Express Office Products, Inc.
Corporate Express Philadelphia Real Estate, Inc.
Corporate Express Promotional Marketing, Inc.
Corporate Express of Texas, Inc.
Corporate Express, Inc.
License Technologies Group, Inc.

b The Netherlands
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
Buhrmann Nederland Holding B.V. (f/k/a Scadisbel B.V.)
Tetterode-Nederland B.V.
Veenman B.V. (f/k/a Corporate Express Document Automatisering B.V.)
Buhrmann Office Products Nederland B.V. (f/k/a Corporate Express Benelux B.V.)

c Belgium
Buhrmann Shared Service Center (Europe) NV

d Luxembourg
Buhrmann Luxembourg S.A.R.L.

Back to Contents
Buhrmann	Chapter 8	145
2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Consolidated Statement of Income 31 December 2005 (IFRS)
in millions of euro, unless stated otherwise

			Guarantor
				Non-guarantor
	Issuer of debt	Parent	Subsidiaries	subsidiaries	Eliminations	Total

Net sales	–	–	3,713	2,177	–	5,890

Purchase value of trade goods sold	–	–	(2,586)	(1,528)	–	(4,114)

Gross contribution	–	–	1,127	649	–	1,776

Employee benefit expenses, excluding restructuring	–	–	(584)	(331)	–	(915)

Depreciation of property, plant and equipment
and amortisation of internally used software
and other non-current intangibles	–	–	(64)	(25)	–	(89)

Other operating expenses, excluding restructuring
and charge Civil Settlement Agreement	(1)	–	(286)	(232)	–	(519)

Charge Civil Settlement Agreement	–	–	(4)	–	–	(4)

Restructuring expenses	–	–	(10)	(7)	–	(17)

Operating result	(1)	–	179	53	–	232

Total financing expenses	116	(90)	(219)	3	–	(191)

Intercompany settlements	–	31	(45)	14	–	–

Share in result of associates and
subsequent result from disposal
of operations	–	–	6	(1)	–	5

Result before taxes	115	(59)	(79)	69	–	46

Taxes	(45)	(7)	32	(5)	–	(25)

Results from subsidiaries	(66)	68	–	–	(2)	–

Net result	4	2	(47)	64	(2)	21

Attributable to:

Holders of ordinary shares Buhrmann NV	4	2	(47)	45	(2)	2

Minority interests in Group companies	–	–	–	19	–	19

	4	2	(47)	64	(2)	21

Back to Contents
146	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Consolidated Statement of Income 31 December 2004 (IFRS)
in millions of euro, unless stated otherwise

			Guarantor
				Non-guarantor
	Issuer of debt	Parent	Subsidiaries	Subsidiaries	Eliminations	Total

Net sales	–	–	3,552	2,001	–	5,553

Purchase value of trade goods sold	–	–	(2,485)	(1,397)	–	(3,882)

Gross contribution	–	–	1,067	604	–	1,671

Employee benefit expenses, excluding restructuring	–	–	(561)	(319)	–	(880)

Depreciation of property, plant and equipment and
amortisation of internally used software and
other non-current intangibles	–	–	(64)	(25)	–	(89)

Other operating expenses, excluding restructuring
and charge Civil Settlement Agreement	(1)	–	(265)	(217)	–	(483)

Restructuring expenses	–	–	(1)	(3)	–	(5)

Operating result	(1)	–	176	40	–	214

Total financing expenses	81	(3)	(221)	16	–	(126)

Intercompany settlements	–	4	(17)	13	–	–

Share in result of associates and subsequent
result from disposal of operations	–	–	7	(1)	–	6

Result before taxes	80	1	(55)	68	–	94

Taxes	(31)	6	9	29	–	13

Results from subsidiaries	(68)	82	–	–	(14)	–

Net result	(19)	90	(46)	97	(14)	107

Attributable to:

Holders of ordinary shares Buhrmann NV	(19)	90	(46)	79	(14)	90

Minority interests in Group companies	–	–	–	18	–	18

	(19)	90	(46)	97	(14)	107

Back to Contents
Buhrmann	Chapter 8	147
2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Consolidated Balance Sheet 31 December 2005 (IFRS)
in millions of euro, unless stated otherwise

			Guarantor
				Non-guarantor
	Issuer of debt	Parent	Subsidiaries	subsidiaries	Eliminations	Total

Assets

Non-current assets

Goodwill	–	–	1,379	120	–	1,499

Internally used software –	–	–	110	16	–	126

Other intangible assets	–	–	5	3	–	8

Property, plant and equipment	–	–	136	71	–	207

Net pension asset for funded schemes in surplus	–	–	–	90	–	90

Deferred tax assets	5	–	398	33	–	436

Investment in associates	–	–	4	–	–	4

Other non-current assets	5	–	19	2	–	26

	10	–	2,051	335	–	2,397

Group participations	–	1,800	–	–	(1,800)	–

Current assets

Inventories	–	–	277	176	–	453

Trade receivables	–	–	482	391	–	874

Prepaid expenses and accrued income	–	–	134	54	–	188

Current tax receivable	–	–	12	4	–	16

Cash and cash equivalents	–	–	74	40	–	114

	–	–	979	666	–	1,645

Total assets	10	1,800	3,030	1,001	(1,800)	4,042

Equity and liabilities

Shareholders’ equity	1,529	1,450	(2,167)	914	(276)	1,450

Minority interests	–	–	–	59	–	59

Total equity	1,529	1,450	(2,167)	973	(276)	1,510

Non-current liabilities

Long-term borrowings	782	261	82	13	–	1,138

Intercompany financing	(2,337)	–	4,396	(535)	(1,524)	–

Deferred tax liabilities	–	10	89	37	–	136

Pensions	–	–	29	10	–	39

Other non-current liabilities	–	–	–	–	–	–

Other non-current provisions	–	–	43	24	–	67

	(1,555)	271	4,639	(451)	(1,524)	1,380

Current provisions and liabilities

Current portion of long-term borrowings	21	–	1	24	–	46

Short-term loans and bank overdrafts	–	–	5	5	–	10

Trade payables	–	–	400	325	–	725

Current tax payable	–	63	(63)	4	–	4

Other current provisions and liabilities	15	16	216	120	–	367

	36	79	558	478	–	1,152

Total equity and liabilities	10	1,800	3,030	1,001	(1,800)	4,042

Back to Contents
148	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Consolidated Balance Sheet 31 December 2004 (IFRS)
in millions of euro, unless stated otherwise

			Guarantor
				Non-guarantor
	Issuer of debt	Parent	Subsidiaries	subsidiaries	Eliminations	Total

Assets

Non-current assets

Goodwill	–	–	1,220	102	–	1,322

Internally used software	–	–	108	14	–	122

Other intangible assets	–	–	–	2	–	2

Property, plant and equipment	–	–	125	76	–	202

Net pension asset for funded schemes in surplus	–	–	–	97	–	97

Deferred tax assets	–	–	379	17	–	396

Investment in associates	–	–	4	–	–	4

Other non-current assets	6	–	16	2	–	24

	6	–	1,852	310	–	2,169

Group participations	–	1,641	–	–	(1,641)	–

Current assets

Inventories	–	–	248	155	–	403

Trade receivables	–	–	380	374	–	754

Prepaid expenses and accrued income	–	3	115	40	–	158

Current tax receivable	–	–	20	1	–	21

Cash and cash equivalents	–	–	141	13	–	154

	–	3	904	583	–	1,490

Total assets	6	1,644	2,756	893	(1,641)	3,659

Equity and liabilities

Shareholders’ equity	1,387	1,062	(2,093)	747	(41)	1,062

Minority interests	–	–	–	56	–	56

Total equity	1,387	1,062	(2,093)	802	(41)	1,118

Non-current liabilities

Long-term borrowings	610	534	75	14	–	1,232

Intercompany financing	(2,052)	–	4,045	(393)	(1,600)	–

Deferred tax liabilities	31	12	71	35	–	149

Pensions	–	–	27	7	–	34

Other non-current liabilities	–	17	–	–	–	17

Other non-current provisions	1	–	54	29	–	85

	(1,411)	563	4,272	(309)	(1,600)	1,517

Current provisions and liabilities

Current portion of long-term borrowings	20	–	–	12	–	33

Short-term loans and bank overdrafts	–	–	30	(24)	–	6

Trade payables	–	–	383	290	–	673

Current tax payable	–	5	–	2	–	7

Other current provisions and liabilities	9	14	162	119	–	304

	29	19	577	399	–	1,024

Total equity and liabilities	6	1,644	2,756	893	(1,641)	3,659

Back to Contents
Buhrmann	Chapter 8	149
2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Consolidated Statement of Cash Flows 31 December 2005 (IFRS)
in millions of euro, unless stated otherwise

			Guarantor
				Non-guarantor
	Issuer of debt	Parent	Subsidiaries	Subsidiaries	Eliminations	Total

Cash flow from operating activities

Net result attributable to holders ordinary
shares Buhrmann NV	70	(66)	(47)	45	–	2

Adjustments:

Taxes	45	7	(32)	5	–	25

Subsequent result from disposal of operations	–	–	(6)	1	–	(5)

Intercompany settlements	–	(31)	45	(14)	–	–

Minority interest	–	–	–	19	–	119

Total financing expenses	(116)	90	219	(3)	–	191

Operating result	(1)	–	179	54	–	232

Depreciation of property, plant and equipment
and amortisation of internally used software
and other intangible assets	–	–	64	25	–	89

Other adjustments for non-cash	–	–	15	3	–	17

(Increase)/decrease in working capital	–	–	(43)	(7)	–	(51)

Other operational payments and receivables:

Profit taxes (net)	–	46	(40)	(36)	–	(30)

Intercompany payments	–	34	(24)	(11)	–	–

Payments deducted from provisions for restructuring
and other provisions excluding pensions	–	–	(13)	(4)	–	(17)

Payments for defined benefit pension plans	–	–	(4)	(4)	–	(9)

	–	81	(81)	(55)	–	(56)

Net cash provided by (used in) operating activities (A)	(1)	81	133	19	–	232

Cash flow from investing activities

Net investments in property, plant and equipment
and internally used software	–	–	(45)	(19)	–	(64)

Acquisitions of Group companies	–	–	(9)	(9)	–	(18)

Payments related to integration of acquisitions	–	–	(2)	–	–	(2)

Proceeds of divestments and transaction fees	–	–	–	–	–	–

Other	–	–	(2)	(1)	–	(2)

Net cash provided by (used in) investing activities (B)	–	–	(58)	(29)	–	(86)

Cash flow from financing activities

Dividend payments	–	(12)	–	–	–	(12)

Interest payments	122	30	(213)	3	–	(58)

Dividend Preference Shares A	–	(11)	–	–	–	(11)

Payment to minority shareholders	–	–	–	(31)	–	(31)

Intercompany financing	(197)	76	94	27	–	–

Proceeds from share issues	–	239	–	–	–	239

Net repayment of long-term borrowings	76	(403)	(8)	9	–	(326)

Net cash provided by (used in) financing activities (C)	1	(81)	(127)	8	–	(199)

Net cash flow (A+B+C)	–	–	(51)	(2)	–	(54)

Back to Contents
150	Buhrmann	Chapter 8
	2005 Annual Report and Form 20-F	4 Supplemental Guarantor Information

Consolidated Statement of Cash Flows 31 December 2004 (IFRS)
in millions of euro, unless stated otherwise

			Guarantor	Non-guarantor
	Issuer of debt	Parent	Subsidiaries	Subsidiaries	Eliminations	Total

Cash flow from operating activities

Net result attributable to holders
ordinary shares Buhrmann NV	49	7	(46)	79	–	89

Adjustments:

Taxes	31	(6)	(10)	(29)	–	(13)

Subsequent result from disposal of operations	–	–	(7)	1	–	(6)

Intercompany settlements	–	(4)	17	(13)	–	–

Minority interest	–	–	–	18	–	18

Total financing expenses	(81)	3	221	(16)	–	126

Operating result	(1)	–	176	39	–	214

Depreciation of property, plant and equipment
and amortisation of internally used software
and other intangible assets	–	–	64	25	–	89

Other adjustments for non-cash	–	–	(19)	23	–	4

(Increase)/decrease in working capital	–	–	18	14	–	32

Other operational payments and receivables:

Profit taxes (net)	–	(45)	44	(21)	–	(22)

Intercompany payments	–	14	(12)	(2)	–	–

Payments deducted from provisions for restructuring
and other provisions excluding pensions	–	–	(1)	(33)	–	(35)

Payments for defined benefit pension plans	–	–	(1)	(6)	–	(7)

	–	(31)	29	(62)	–	(64)

Net cash provided by (used in) operating activities (A)	(1)	(30)	268	39	–	276

Cash flow from investing activities

Net investments in property, plant and equipment
and internally used software	–	–	(45)	(17)	–	(62)

Acquisitions of Group companies	–	–	–	(6)	–	(6)

Payments related to integration of acquisitions	–	–	(3)	–	–	(3)

Proceeds of divestments and transaction fees	–	–	(10)	–	–	(10)

Other	–	(24)	19	–	–	(5)

Net cash provided by (used in) investing activities (B)	–	(24)	(39)	(23)	–	(85)

Cash flow from financing activities

Dividend payments	–	–	–	–	–	–

Interest payments	125	35	(223)	9	–	(54)

Dividend Preference Shares A	–	(11)	–	–	–	(11)

Payment to minority shareholders	–	–	–	(8)	–	(8)

Intercompany financing	(25)	30	6	(10)	–	–

Proceeds from share issues	–	–	–	–	–	–

Net repayment of long-term borrowings	(99)	–	(3)	(2)	–	(104)

Net cash provided by (used in) financing activities (C)	1	54	(220)	(11)	–	(177)

Net cash flow (A+B+C)	–	–	9	4	–	14

Back to Contents

4 Chapter 9

Other Information

152	Description of Share Capital and Articles
of Association of Buhrmann NV
157	Significant Subsidiaries
158	Policy on Additions to Reserves and Dividends
159	Dividend Proposal
160	Report of Independent Registered Public Accounting Firm

Back to Contents
152	Buhrmann	Chapter 9
	2005 Annual Report and Form 20-F	4 Other Information

Description of Share Capital and Articles of Association of Buhrmann NV

The following is a description of certain of the provisions of our Articles of Association and Dutch law. This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association and Dutch law. Our Articles of Association are available on our web site.

General
Buhrmann NV was incorporated under Dutch law on 6 January 1875 as a public limited liability company (naamloze vennootschap). Our Articles of Association were last amended by a notarial deed dated 1 April 2005.

Pursuant to Chapter II, Article 3 of the Articles of Association, the object of Buhrmann NV is the participation in, management of, financing of and rendering of services to other companies or enterprises, more specifically such companies or enterprises which are active in the area of distribution of products and the rendering of services to the office market, the graphic market and the industrial market, and generally, the carrying out of such activities which are connected with or are conducive to the attainment of the object set forth above.

We have our head office at Hoogoorddreef 62, (1101 BE) Amsterdam and our registered seat in Maastricht. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share capital
On 31 March 2005 we completed the repurchase of all outstanding Preference Shares C in the capital of the Company. Upon completion our Articles of Association were amended in order to convert the Preference Shares C into ordinary shares and the authorised share capital was increased.

As of 31 december 2005, our authorised share capital amounted to €1,080,000,000, divided into 395,000,000 ordinary shares, 55,000,000 Preference Shares A, and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares.

In order to finance part of the purchase price for the Preference Shares C, we made a rights offering pursuant to which 39,312,904 ordinary shares were issued on 24 March 2005 against an issue price of €6.37 per share.

As of 31 December 2005, the issued share capital was divided into 179,324,704 ordinary shares and 53,281,979 Preference Shares A, all of which have been fully paid up. No Preference Shares B were issued as of 31 December 2005.

Shareholder meetings; voting rights
Our Annual General Meeting shall be held not later than six months after the end of our financial year. Extraordinary General Meetings of Shareholders shall be held as often as the Executive Board or the Supervisory Board deem necessary. Any General Meeting of Shareholders shall be held in Amsterdam.

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

In order to gain admittance, holders of registered ordinary shares or depositary receipts must notify the Executive Board in writing of their intention to attend the meeting not later than the applicable date mentioned in the notice, which date may not be later than the seventh day prior to the date of the meeting. In addition, instruments of proxy with respect to ordinary shares or depositary receipts must be delivered to the Executive Board not later than the applicable date set forth in the notice, which date may not be later than the third day prior to the meeting. A holder of ordinary shares which are bearer shares, will be entitled to attend upon the delivery of a written statement, not later than seven days before the meeting, from a Necigef-participant that such person is a Necigef-beneficiary. In the case of bearer depositary receipts, the depositary receipt certificates must be deposited at the place and by the applicable date stated in the notice, which date may not be prior to the seventh day prior to the meeting.

Pursuant to the Articles of Association, each share of capital stock is entitled to one vote, so that each share of Preference Shares A, Preference Shares B, or ordinary shares is entitled to one vote in all matters properly brought before the shareholders

Back to Contents
Buhrmann	Chapter 9	153
2005 Annual Report and Form 20-F	4 Other Information

Description of Share Capital and Articles of Association of Buhrmann NV

of Buhrmann. Unless the Articles of Association or mandatory law provides otherwise, all shareholders’ resolutions require an absolute majority of the votes.

Items to be resolved by the General Meeting of Shareholders include the adoption of financial statements, including appropriation of the results; appointment, suspension and dismissal of the members of the Executive Board and the Supervisory Board; and the amendment of the Articles of Association. As noted in the Corporate Governance chapter (page 37 to 45), certain decisions of the Executive Board must be submitted to the General Meeting of Shareholders for approval. In certain circumstances described in the Corporate Governance chapter (page 43), shareholders or holders of depositary receipts can have items put on the agenda for a general meeting.

Preference Shares A
On 31 December 2005, all Preference Shares A had been taken into administration in Stichting Administratiekantoor Preferente Aandelen Buhrmann, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Trust Office is to issue and administer depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association. Our Articles of Association provide that Preference Shares A may be transferred to natural persons only and that a transfer or issue of Preference Shares A or voting rights relating to Preference Shares A shall not be possible if such transfer would result in the acquirer acquiring more than 1% of the capital issued in the form of Preference Shares A or 1% of the voting rights attached to such shares. Our Articles of Association contain certain exceptions to these transfer restrictions and the Executive Board may under certain circumstances grant an exemption from these transfer restrictions. The depositary receipts are listed on Euronext N.V., Amsterdam.

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

At the request of a holder of depositary receipts and subject to the transfer restrictions described above and certain limitations set out in our Articles of Association, the Trust Office will grant a written proxy, with the power of substitution, to the holder to exercise the voting rights attached to the underlying Preference Shares A. The terms of administration of the Trust Office provide that the voting rights to be exercised by a holder of depositary receipts, as proxy of the Trust Office, is also related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the ordinary shares, calculated in accordance with what is set out above. The voting right that may then be exercised by the depositary receipt holder, as proxy of the Trust Office, may be exercised at his own discretion.

The Trust Office is charged with exercising the voting rights attached to the Preference Shares A (except for those Preference Shares A for which it has issued a proxy) in a manner which primarily safeguards the interests of the holders of depositary receipts, taking into account the interests of Buhrmann, its affiliates and all of its stakeholders.

The board of the Trust Office comprises five members: three members A and two members B. The members A are appointed by the board of the Trust Office. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As of 31 December 2005, these members were Messrs R.A.H. van der Meer and W.O. Wentges. The other members of the board of the Trust Office are Messrs A.A. Loudon (Chairman), R.W.F. van Tets and C.J.A. Reigersman. All members of the board of the Trust Office are independent of Buhrmann as referred to in appendix X of the Listing Rules of Euronext N.V. and as referred to in the Dutch Corporate Governance Code.

Preference Shares B
We may issue Preference Shares B, inter alia, as a (preventive) measure against a hostile acquisition of control or takeover bid. For this purpose, Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement

Back to Contents
154	Buhrmann	Chapter 9
	2005 Annual Report and Form 20-F	4 Other Information

Description of Share Capital and Articles of Association of Buhrmann NV

relating to Preference Shares B. Pursuant to this agreement, under certain circumstances, Buhrmann has the right (and, under certain circumstances, the obligation) to issue and sell to the Stichting Preferente Aandelen Buhrmann, Preference Shares B, up to a maximum amount equal to the issued share capital of Buhrmann other than in the form of Preference Shares B, minus one. Under certain circumstances set out in our Articles of Association, the maximum amount is reduced. Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, we have the right to repurchase the Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Under these circumstances, Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase the Preference Shares B held by it. Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The purpose of Stichting Preferente Aandelen Buhrmann is to safeguard the interests of Buhrmann and all interested parties in Buhrmann, with respect to, among other things, the continuity and identity of these enterprises. Upon issue of Preference Shares B, only 25% of the nominal value is required to be paid-up. As of 31 December 2005, no Preference Shares B had been issued.

As of 31 December 2005, the board of Stichting Preferente Aandelen Buhrmann comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The board members are all independent of Buhrmann.

Dividends
The proposed dividend for a financial year must be approved by the General Meeting of Shareholders, which is typically held in April of the following financial year, and the dividend is paid after this meeting. Dividend payments are only allowed to the extent that the shareholders’ equity is in excess of the sum of the paid-up capital and any reserves required under Dutch law. Under the Articles of Association, before the dividend will be paid to any other class of shares, the dividend with respect to the Preference Shares A must be paid first from the profits earned in any given financial year.

The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending 31 December 2009 the dividend is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

From the balance of the remaining profits after the dividend on the Preference Shares A has been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued, the percentage of which to be calculated over the paid-up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board. The profit remaining after payment of dividends on the Preference Shares A and (where applicable) Preference Shares B may be distributed as a dividend to the holders of the ordinary shares, subject to any allocation to reserves. The General Meeting of Shareholders may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that a payment of dividend on ordinary shares be wholly or partly in shares.

In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years. First insofar as possible pro rata parte on the Preference Shares A and thereafter on the issued Preference Shares B if any are issued. The Executive Board, subject to the approval of the Supervisory Board, may decide to effect payment of dividend on Preference Shares by charging such payment to the distributable part of the capital and share premium reserve, except for the share premium reserve A. With respect to payment of dividend on ordinary shares the same may be decided by the General meeting of Shareholders at the proposal of the Executive Board which has been approved by the Supervisory Board.

Liquidation
Upon the liquidation or dissolution of Buhrmann, any remaining balance after the payment of debts shall be distributed first to the Preference Shares A to the extent of the sum of (1) any unpaid and accrued dividends and (2) an amount per Preference Share A, equal to a yield basis per share of €3.40355.In the event that the existing balance of funds is not sufficient to effect the above distribution to holders of Preference Shares A in full, the available balance will be distributed amongst the holder thereof on a pro rata basis equal in proportion to the yield basis per share as set forth above.

Any balance of funds remaining after the distribution to holders of Preference Shares A shall then be distributed to holders of Preference Shares B, if such Preference Shares B have been issued, to the extent of the sum of (1) any outstanding dividend payable on the Preference Shares B and (2) the

Back to Contents

Buhrmann	Chapter 9	155
2005 Annual Report and Form 20-F	4 Other Information

Description of Share Capital and Articles of Association of Buhrmann NV

nominal amount paid on the Preference Shares B. If the remaining balance is not sufficient for a distribution in full to the holders of Preference Shares B, the distribution shall be effected in proportion to the amounts paid on the shares.

Any remaining balance after the distribution of funds to holders of Preference Shares A and to holders of Preference Shares B shall be distributed to holders of ordinary shares on a pro rata basis with respect to the total amount of ordinary shares held.

Issue of shares; pre-emptive rights
The authority to issue ordinary shares and Preference Shares B has partly been delegated by the General Meeting of Shareholders to the Executive Board pursuant to a resolution dated 14 April 2005. The Executive Board is authorised to issue ordinary shares up to a maximum of 10% of the issued share capital, which percentage is extended by an additional 10% of the issued share capital in the event the issue is related to a merger or an acquisition. The Executive Board is authorised to issue Preference Shares B up to a maximum of 100% of the issued share capital. For these purposes, issuances of ordinary shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue ordinary shares and Preference Shares B will terminate on 13 October 2006 unless extended by a resolution of the General Meeting of Shareholders. The prior approval of the Supervisory Board will be required for any Executive Board resolution to issue ordinary shares and/or Preference Shares B.

Except for (i) issuances of ordinary shares in exchange for non-cash consideration or (ii) issuances to employees of Buhrmann or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Buhrmann, Buhrmann shareholders have pro rata pre-emptive rights to subscribe to new issuances of ordinary shares. These pre-emptive rights may, subject to the prior approval of the Supervisory Board, be restricted or excluded by the corporate body that is authorised to issue shares.

At the Annual General Meeting of Shareholders held on 14 April 2005 the Executive Board was authorised to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire ordinary shares up to 13 October 2006, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of Preference Shares.

Dilution
Our earnings per share may be diluted by the issuance of approximately 8.1% of the outstanding ordinary share capital as a result of the conversion of the Convertible Bonds (for the description of Convertible Bonds see the Notes to the Consolidated Statement of Income) and by the issuance of up to 3.9% of the outstanding ordinary share capital as a result of the exercise of share options under the Buhrmann Incentive Plan (for a description of the Buhrmann Incentive Plan see the remuneration report on pages 54 to 55).

Repurchase of shares
We may repurchase our own shares, subject to certain provisions of Dutch law and the Articles of Association. We may not repurchase our own shares if (i) the payment required to make the repurchase would reduce shareholders’ equity to an amount less than the sum of paid-in and called portions of the share capital and any reserves required by law or our Articles of Association or (ii) we and our subsidiaries would thereafter hold shares with an aggregate nominal value equal to more than 10% of the issued share capital. Shares owned by us may not be voted. Any repurchase of shares which are not fully paid-up is null and void.

A repurchase of shares may be effected by the Executive Board if the Executive Board has been so authorised by the General Meeting of Shareholders, which authorisation may not be granted for a period of more than 18 months. Most recently, the General Meeting of Shareholders granted this authorisation until 13 October 2006 by resolution dated 14 April 2005.

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

Share certificates and transfer
On the occasion of the issuance of ordinary shares any person entitled to receive such share shall obtain a bearer ordinary share unless the person entitled to such share submits a written request to us for a registered ordinary share. The bearer ordinary shares in issue shall be represented by one single share certificate, the Necigef Global Certificate.

Back to Contents
156	Buhrmann	Chapter 9
	2005 Annual Report and Form 20-F	4 Other Information

Description of Share Capital and Articles of Association of Buhrmann NV

We shall confer a right to a bearer ordinary share on a person by having Necigef enable us to add an ordinary share to the Necigef Global Certificate, and the entitled person shall designate a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant’s collective deposit of ordinary shares in Buhrmann.

Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending co-operation in the crediting and debiting of the Necigef Global Certificate, without prejudice to the provisions in Article 42, paragraph 4, of our Articles of Association.

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

Restriction of non-Dutch shareholders’ rights
Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

Disclosure of share ownership
For a summary of the obligations on shareholders to, under certain circumstances, disclose their shareholding to the AFM or to file certain reports with the SEC, see ‘Buhrmann Shares’ on page 174. In addition, the Securities Transaction Supervision Act 1995 (Wet toezicht effectenverkeer 1995) provisions regarding insider trading contain a notification duty for shareholders holding (directly or indirectly) a capital interest of more than 25% in a listed company, such as Buhrmann. These shareholders must notify the AFM of any and all transactions that they carry out directly or indirectly in securities issued by us. If a shareholder holding more than 25% is a legal entity (rechtspersoon or vennootschap) and not an individual, the obligation is extended to the members of the board of management and supervisory board of the legal entity (rechtspersoon or vennootschap), as well as to their spouses, certain members of their family and members of their household.

Financial statements and discharge
Within five months following the end of each financial year, the Executive Board must prepare Financial statements accompanied by an annual report. This period may be extended by the General Meeting of Shareholders on account of special circumstances for up to six months. The Financial statements and the annual report will be available to shareholders from the date of the notice convening Buhrmann’s Annual General Meeting of Shareholders. The Financial statements must be adopted by the General Meeting of Shareholders. After distribution of dividends in respect of the preference shares and subject to prior approval of the Supervisory Board, the Executive Board may determine which part of the profits shall be reserved, taking into account the Company’s policy on additions to reserves and dividends.

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

Back to Contents
Buhrmann	Chapter 9	157
2005 Annual Report and Form 20-F	4 Other Information

Significant Subsidiaries

Buhrmann NV is the parent company of a group of companies (the Group). The significant subsidiaries of the Group are listed below. The equity interest of Buhrmann in these subsidiaries is 100% unless stated otherwise. The full list containing the information referred to in Article 379 and 414 of Book 2 of the Dutch civil code is filed at the office of the Chamber of Commerce in Amsterdam. The addresses of these companies can be viewed on our web site: www.buhrmann.com.

Office Products North America Division headquarters in Denver, CO, U.S.A.
–	Corporate Express,Inc.– Broomfield, CO, U.S.A.
–	Central/East Region – Regional headquarters in Broomfield,CO,U.S.A.
–	West/SouthRegion – Regional headquarters in Pleasanton,CA, U.S.A.
–	Corporate Express Canada, Inc.– Regional headquarters in Mississauga, ON, Canada
–	Corporate Express Imaging and Computer Graphic Supplies – Deerfield Beach,FL,U.S.A.
–	Corporate Express Document & Print Management,Inc.– Omaha, NE, U.S.A.
–	Corporate Express Promotional Marketing, Inc.– St.Louis, MO, U.S.A.

Office Products Europe Division headquarters in Amsterdam, the Netherlands
–	Corporate Express Europe BV – Amsterdam, the Netherlands
–	Corporate Express EuropeImport BV – Amsterdam, the Netherlands
–	Corporate Express GmbH & Co – Wels, Austria
–	Corporate Express Büroartikelhandel GmbH – Vienna, Austria
–	Corporate Express Belgium NV – Wemmel (Brussels), Belgium
–	Corporate Express France SAS – Bondoufle (Paris), France
–	Corporate Express Deutschland GmbH & Co.Vertriebs KG – Stuttgart, Germany
–	Corporate Express Hungaria Kereskedelmi Kft – Budapest, Hungary
–	Corporate Express (Ireland) Ltd – Dublin, Ireland
–	Corporate Express SpA–Cusago (Milan), Italy
–	Corporate Express Luxembourg Sarl – Howald (Hesperange), Luxembourg
–	Buhrmann Office Products Nederland BV – Amsterdam, the Netherlands
–	Corporate Express Nederland – Almere, the Netherlands
–	Corporate Express Polska Sp.zoo – Gdynia, Poland
–	Corporate Express Svenska AB–Borås (Goteborg), Sweden
–	Corporate Express UK Ltd – Birmingham, United Kingdom
–	Veenman BV – Capellea/dIJssel (Rotterdam), the Netherlands
–	Veenman Deutschland GmbH – Stuttgart, Germany

Office Products Australia Division headquarters in Sydney, Australia
–	Corporate Express Australia Ltd (53.1% ) – Rosebery, Sydney, NSW, Australia
–	Corporate Express New Zealand Ltd (53.1%) – Auckland, NewZealand

ASAP Software
–	ASAP Software Express,Inc.– BuffaloGrove, IL, U.S.A.
–	ASAP Software SAS – St.Ouen (France)

Graphic Systems Division headquarters in Amsterdam, the Netherlands
–	Plantin NV – Brussels (Evere), Belgium
–	BTI-HellasAEE – Metamorphosis (Athens),Greece
–	Macchingraf SpA – OspiatediBollate (Milan),Italy
–	Tetterode - Nederland BV – Amsterdam, the Netherlands
–	Maquinaria Artes Gráficas Hartmann, SA – Cornellàde Llobregat (Barcelona), Spain

Other
Buhrmann Shared Service Center (Europe) NV – Hasselt, Belgium
Buhrmann International BV – Amsterdam, the Netherlands
Buhrmann Nederland Holding BV – Amsterdam, the Netherlands
Buhrmann Silver SA – Luxembourg .
Buhrmann US, Inc. – Broomfield, CO, U.S.A
Buhrmann Silver US, LLC – Delaware, CO, U.S.A.
Buhrmann Silver Financing, LLC – Delaware, CO, U.S.A.

Back to Contents
158	Buhrmann	Chapter 9
	2005 Annual Report and Form 20-F	4 Other Information

Policy on Additions to Reserves and Dividends

The policy on additions to reserves and dividends adopted by the General Meeting of Shareholders held on 29 April 2004 [and amended to take account of the effect of IFRS adjustments] is the following:

Reserves
Buhrmann aims to add respectively charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and after deducting the proposed dividend on ordinary shares. Specific accounting results such as relating to refinancing, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

Dividends on ordinary shares
Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 20 to 30% of the consolidated net result attributable to ordinary shares divided by the number of ordinary shares outstanding at year end. In case special items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (after tax elements of) these items. Additionally, financing charges reported under ‘exchange results due to translation of long-term internal and external borrowings’ are added back to the base used to calculate the dividend. The dividend declared may be distributed in cash and/or stock.

The proposed dividend for a fiscal year must be approved by the General Meeting of Shareholders, and the dividend is paid after this meeting.

Buhrmann’s arrangements for its indebtedness, such as the Senior Facilities Agreement and the subordinated bond loans generally contain various restrictions on the ability of Buhrmann to pay cash dividends. Buhrmann’s ability to pay dividends is currently contingent on it meeting certain financial ratios as determined by Buhrmann’s earnings, indebtedness and other indicators of Buhrmann’s financial condition and results of operations. These restrictions take precedence over the policy outlined above.

Dividend may be subject to Netherlands statutory withholding taxes.

See also the chapter Description of share capital and Articles of Association of Buhrmann NV.

Dividends paid in 2002–2005
The following table sets out the dividend per ordinary share declared by Buhrmann for the preceding fiscal year:

Year of dividend declaration	Dividend declared

2002*	EUR 0.07

2003*	EUR 0.07

2004*	EUR 0.07

2005	EUR 0.14

*	The dividend declared in the fiscal years 2002, 2003 and 2004 was paid entirely in shares. For shareholders who wished to receive a cash amount in lieu of shares, the Company converted their stock dividends into ordinary shares and sold such shares on the open market. These shareholders then received a cash amount of €0.07 gross per ordinary share.

Back to Contents
Buhrmann	Chapter 9	159
2005 Annual Report and Form 20-F	4 Other Information

Dividend Proposal

A proposal will be submitted to the General Meeting of Shareholders to be held on 13 April 2006 to pay a dividend of €0.17 per ordinary share. In line with the policy on additions to reserves and dividends of the Company, this represents 24% of the consolidated net result available to holders of ordinary shares after adding back certain special items amounting to €119.2 million, divided by the number of ordinary shares outstanding at 31 December 2005.

The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

An amount of €11.2 million will be paid to holders of (depositary receipts of) Preference Shares A (representing a statutory dividend of €0.21 per share).

Shareholders will be contacted by their bank or agent, by whom on 18 April 2006 (after closure of the stock exchange) their shares are deposited in order to make the choice between a dividend in shares or in cash. The period of time in which shareholders can determine their choice for payment in shares or in cash ends on 27 April 2006 before closure of the Amsterdam Stock Exchange.

On Thursday 27 April 2006 after closure of the stock exchange the Executive Board will determine, on the basis of the average share price on that day, the number of dividend rights of ordinary shares that give title to one ordinary share of nominally €1.20.

The new ordinary shares will be entitled to the dividend over the financial year 2006 and the following years. As of Wednesday 19 April 2006 the new ordinary shares will be listed ex-dividend. No trading in dividend rights will take place.

Issue of the new ordinary shares in accordance with this proposal (in the case of stock dividend) respectively payment of the cash amount will be effected as from Tuesday 2 May 2006.

Back to Contents
160	Buhrmann	Chapter 9
	2005 Annual Report and Form 20-F	4 Other Information

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Board and Shareholders of Buhrmann NV.

In our opinion the accompanying consolidated balance sheets and the related consolidated statements of income, cash flow statements and consolidated statements of recognised income and expense as set out on pages 76 to 138 and 144 to 150 present fairly, in all material respects, the financial position of Buhrmann NV and its subsidiaries at 31 December 2005 and 2004 and the results of their operations and their cash flows for each of the two years in the period ended 31 December 2005 in conformity with International Financial Reporting Standards as adopted by the EU. These financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the Netherlands and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 37 to the consolidated financial statements.

Amsterdam, The Netherlands, 23 February 2006

PricewaterhouseCoopers Accountants N.V.

P.R. Baart RA

Back to Contents

161

4 Chapter 10

Information Required under Form 20–F

162	Material Contracts
163	Exchange Controls
164	Exchange Rate Information
165	Taxation
171	Selected Financial Data US GAAP

Back to Contents
162	Buhrmann	Chapter 10
	2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Material Contracts

In July 2002 several Buhrmann operating companies entered into various contracts relating to Buhrmann’s accounts receivable securitisation programme, including the Master Definitions and Framework Deed. The programme documentation has been amended over time. Currently, the following U.S. operating companies are selling accounts receivables under the programme: (i) Corporate Express Office Products, Inc., (ii) ASAP Software Express, Inc. and (iii) Corporate Express Document and Print Management, Inc. The last amendment dates 30 November 2005, whereby the programme documentation has been amended to reflect the following changes to the programme: (i) the CP issuer under the programme (Rheingold) has been replaced by Erasmus Capital Corporation, (ii) Corporate Express Document and Print Management, Inc. acceded to the programme, (iii) the remaining Dutch originator Buhrmann Office Products Nederland B.V. repurchased its receivables and this company was subsequently released from the programme and (iv) the programme documentation was amended to reflect that no more European operating companies are part of this programme.

On 10 December 2002, Buhrmann NV and Heidelberger Druckmaschinen A.G. entered into a Distributorship Agreement which extends Buhrmann’s right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxembourg, Italy, Greece and Spain. The agreement took effect as of 1 July 2003 and applies for five years. After the five years period, the agreement will continue to be in effect unless terminated with 18 months prior written notice by one of the parties.

In September 2003, Buhrmann sold its Paper Merchanting Division to PaperlinX Ltd. (Melbourne, Australia) for a purchase price of €706 million on a cash- and debt-free basis, subject to certain purchase price adjustments. Pursuant to the agreement for the sale and purchase of the Paper Merchanting Division, dated 8 September 2003, Buhrmann had to give representations and warranties to the buyer customary for contracts of that type and size as well as hold the buyer harmless for certain known and threatened liabilities.

On 23 December 2003, Buhrmann entered into a Senior Facilities Agreement to replace the Senior Credit Agreement entered into in 1999 with a new Senior Credit Facility. The new Senior Facilities Agreement arranged with a syndicate of banks led by Deutsche Bank and ABN AMRO, consisted of

‘Term Loans A’ of €120 million, ‘Term Loans B’ with tranches of €50 million and US$380 million and a working capital facility of €255 million. The new Senior Facilities Agreement imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Under the new Senior Facilities Agreement, Buhrmann must also comply with certain financial maintenance covenants. The security provided for the new Senior Facilities Agreement is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Facilities Agreement bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods. On 28 June 2004, the Term Loans B were replaced by Term Loans C with tranches of €50 million and US$503 million. The terms and conditions remained the same except for a reduction in the interest margin payable. On 30 November 2005 the Senior Facilities Agreement was amended to reflect the following changes: (i) the Term Loans C were subsequently replaced by Term Loans D with tranches of €50,000,000 and US$503,000,000, (ii) the (uncommitted) incremental term facility was increased to US$500,000,000 and (iii) besides a reduction in the interest margin payable on the new Term Loans D, some additional changes were made to moderate and eliminate some of the restrictions imposed on Buhrmann.

In December 2003, Buhrmann issued a €115 million seven-year Subordinated Convertible Bond with listing on the Amsterdam Stock Exchange. The Bond has a coupon of 2% which is payable annually on 18 June and is convertible in Buhrmann ordinary shares. The initial conversion price was €8.40 per ordinary share and is adjusted annually. The Bond must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the Bond after 9 July 2008 if the official closing price of Buhrmann’s ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

In June 2004, Buhrmann US Inc. issued US$150 million in aggregate principal amount of 8 1/4% Senior Subordinated Notes due 2014 (the 2014 Notes) in a private placement. These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In September 2004, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of 2014 Notes, the terms of which were

Back to Contents
Buhrmann	Chapter 10	163
2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Material Contracts

substantially identical to the unregistered bonds issued in June. The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding 2014 Notes for the newly registered 2014 Notes. Pursuant to this exchange offer, which closed in October 2004, the registered bonds were issued to existing holders in exchange for their unregistered bonds.

On 22 February 2005, Buhrmann reached agreement with all the holders of the preference Shares C regarding the repurchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash. Part of the consideration in relation to the Preference C repurchase consisted of our granting to all sellers of Preference Shares C options to acquire in aggregate 36,500,000 of our ordinary shares at a price of €10 per share. This option lapsed as per 30 December 2005.

In March 2005, Buhrmann US Inc. issued US$150 million in aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) in a private placement. These bonds are unsecured obligations of Buhrmann US Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In August 2005, Buhrmann US Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of 2015 Notes, the terms of which were substantially identical to the unregistered bonds issued in March. The registration statement filed by Buhrmann US Inc. was an offer to exchange all of its outstanding 2015 Notes for the newly registered 2015 Notes. Pursuant to this exchange offer, which closed in September 2005, the registered bonds were issued to existing holders in exchange for their unregistered bonds.

Exchange Controls

There are currently no limitations, either under the laws of the Netherlands or in our Articles of Association, on the rights of non-residents to hold or vote ordinary shares. Cash distributions, if any, payable in euros on ordinary shares may be officially transferred from the Netherlands and converted into any other currency without Dutch legal restrictions. However, no payments, including dividend payments, may be made to jurisdictions subject to certain sanctions, adopted by the government of the Netherlands, implementing resolutions of the Security Council of the United Nations or regulations of the European Union.

Back to Contents
164	Buhrmann	Chapter 10
	2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Exchange Rate Information

Buhrmann presents its financial statements in euro.

The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the euro for the period 2001–2005.

The term ‘Noon Buying Rate’ means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

			US dollar per euro

	Year end	Average	High	Low

2001	0.8901	0.8909	0.9535	0.8370

2002	1.0485	0.9495	1.0485	0.8594

2003	1.2597	1.1315	1.2597	1.0361

2004	1.3538	1.2439	1.3625	1.1801

2005	1.1842	1.2447	1.3476	1.1667

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

In determining earnings originally stated in foreign currencies, Buhrmann used an average of daily exchange rates of the respective currency versus the euro. For the Balance Sheet, Buhrmann used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

		Income
	Balance	Statement for
	Sheet as of	year ended
	31 December	31 December
	2003	2003

Australian dollar per euro	1.6802	1.7384

Canadian dollar per euro	1.6234	1.5821

British pound per euro	0.7048	0.6918

US dollar per euro	1.2630	1.1307

		Income
	Balance	Statement for
	Sheet as of	year ended
	31 December	31 December
	2004	2004

Australian dollar per euro	1.7459	1.6891

Canadian dollar per euro	1.6416	1.6169

British pound per euro	0.7051	0.6785

US dollar per euro	1.3621	1.2434

		Income
	Balance	Statement for
	Sheet as of	year ended
	31 December	31 December
	2005	2005

Australian dollar per euro	1.6109	1.6327

Canadian dollar per euro	1.3725	1.5096

British pound per euro	0.6853	0.6839

US dollar per euro	1.1797	1.2446

The following table sets forth the high and low Noon Buying Rate for the euro of each of the monthly periods indicated in US dollar per euro:

Month	High	Low
September 2005	1.2538	1.2011

October 2005	1.2148	1.1914

November 2005	1.2067	1.1667

December 2005	1.2041	1.1699

January 2006	1.2287	1.1980

February 2006 (until 23 February 2006)	1.2100	1.1882

On 23 February 2006, the exchange rate of the euro to the US dollar based on the Noon Buying Rate of the Federal Reserve Bank of New York was €1.00 = US$1.1923.

Back to Contents
Buhrmann	Chapter 10	165
2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Taxation

The information set out below is only a summary of certain material U.S. tax consequences of an investment in Buhrmann NV’s American Depositary Shares and ordinary shares and of the principal Dutch tax consequences of an investment in ordinary shares.

U.S. and Dutch taxation may change from time to time. Investors should consult their professional advisers as to the tax consequences of an investment in American Depositary Shares and ordinary shares, including the effect of tax laws of any other jurisdiction.

U.S. federal income taxation
The following discussion describes the material U.S. federal income tax considerations of an investment in American Depositary Shares or ordinary shares. For the purposes of this discussion, a ‘U.S. Holder’ means a beneficial owner of an American Depositary Share or ordinary share that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organised in or under the laws of the United States, any State or the District of Columbia, (iii) an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust, the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions. If a partnership holds American Depositary Shares or ordinary shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding American Depositary Shares or ordinary shares should consult their own tax advisers. Except as otherwise provided, the discussion below deals only with U.S. Holders who hold American Depositary Shares or ordinary shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This discussion also does not deal with persons who may be subject to special treatment under the U.S. federal income tax laws (including, without limitation, Holders other than U.S. Holders, insurance companies, tax-exempt organisations, individual retirement accounts and other tax-deferred accounts, financial institutions, broker-dealers, corporations that own (or are deemed to own) 10% or more (by vote and value) of the stock of Buhrmann NV, persons that will hold an American Depositary Share or ordinary share through a partnership or other pass-through entity, an entity (and the beneficial owners thereof) that is a ‘conduit entity’ holding an American Depositary Share or ordinary share as part of a ‘conduit financing arrangement’ within the meaning of the Treasury Regulations promulgated under the authority of Section 7701(l) of the Code, persons whose ‘functional currency’ is not the US dollar, individuals who are subject to Section 877 of the Code and persons that will hold an American Depositary Share or ordinary share as a position in a ‘straddle,’ ‘hedge,’ ‘constructive sale transaction’ or ‘conversion transaction’). This summary also does not discuss tax consequences under state, local or foreign tax laws.

This summary is based on the Code, Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, which change may be retroactive and may affect the tax consequences described herein. This discussion is not binding on the IRS or the courts. No ruling has been sought or will be sought from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of American Depositary Shares or ordinary shares or that any such position would not be sustained. Investors in American Depositary Shares or ordinary shares should consult their own tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

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

Back to Contents
166	Buhrmann	Chapter 10
	2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Taxation

below, and the availability of the reduced tax rate for dividends received by certain non-corporate United States persons, could be affected by future actions that may be taken by the United States Treasury.

Ownership of American Depositary Shares in general
A beneficial owner of American Depositary Shares will be treated as the beneficial owner of the ordinary shares represented by such American Depositary Shares for U.S. federal income tax purposes. Deposits and withdrawals of common stock by you in exchange for American Depositary Shares will not result in the realisation of gain or loss for U.S. federal income tax purposes.

Dividends on American Depositary Shares or ordinary shares
The gross amount of any distribution by Buhrmann NV of cash or property (other than certain distributions, if any, of ordinary shares distributed pro rata to all shareholders of Buhrmann NV) with respect to American Depositary Shares or ordinary shares will be includable in income by a U.S. Holder as dividend income at the time of receipt (which, for a holder of American Depositary Shares, generally will be the date of receipt by the depositary) to the extent such distributions are made from the current or accumulated earnings and profits of Buhrmann NV as determined under U.S. federal income tax principles. Such a dividend will not be eligible for the dividends received deduction generally allowed to corporate shareholders. To the extent, if any, that the amount of any distribution by Buhrmann NV exceeds Buhrmann NV’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s adjusted tax basis in the American Depositary Shares or ordinary shares and thereafter as capital gain. Notwithstanding the foregoing, Buhrmann NV does not intend to maintain calculations of earnings and profits as determined under U.S. federal income tax principles.

For taxable years beginning before 1 January 2009, dividends received by an individual are eligible for preferential rates of taxation, provided (1) certain holding period requirements are satisfied, (2) either (a) our American Depositary Shares continue to be listed on the New York Stock Exchange (or other national securities exchange that is registered under section 6 of the Securities Exchange Act of 1934, as amended, or the Nasdaq Stock Market) or (b) we are eligible for the benefits of the United

States-Netherlands income tax treaty, and (3) we are not a ‘passive foreign investment company’. The determination of whether a dividend qualifies for the preferential rates must be made at the time the dividend is paid.

Includable distributions paid in euros, including any Dutch withholding taxes, will be included in the gross income of a U.S. Holder in a US dollar amount calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the euros are converted into US dollars at that time. If euros are converted into US dollars on the date of receipt, a U.S. holder generally should not be required to recognise any foreign exchange gain or loss.

Sale or exchange of American Depositary Shares or ordinary shares
A U.S. Holder generally will recognise gain or loss on the sale or exchange of American Depositary Shares or ordinary shares equal to the difference between the amount realised on such sale or exchange and the U.S. Holder’s adjusted tax basis in the American Depositary Shares or ordinary shares. Gain or loss recognised by a U.S. Holder on the sale or exchange of an American Depositary Share or ordinary share generally will be capital gain or loss and generally will be long-term if held more than one year and otherwise short-term. Generally, for U.S. Holders who are individuals, long-term gain is subject to tax at preferential rates, while short-term gain is taxed at the rates applicable to ordinary income, which, for gains recognised before 1 January 2009, may be higher than the rates applicable to dividends. The distinction between capital gain or loss and ordinary income or loss is also important in other contexts; for example, for purposes of the limitations on a U.S. Holder’s ability to offset capital losses against ordinary income.

Foreign tax credit considerations
For purposes of the U.S. foreign tax credit limitations, dividends on the American Depositary Shares or ordinary shares will be foreign source income and will generally be ‘passive income’ (or ‘financial services income’ in the hands of certain persons engaged in financial businesses). Under recently enacted legislation, for taxable years beginning after 31 December 2006, dividends on the American Depository Shares will generally be ‘passive category income ‘(or ‘general category

Back to Contents
Buhrmann	Chapter 10	167
2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Taxation

income’ in the case of certain persons engaged in financial business). In general, for foreign tax credit limitation purposes, gain or loss realised upon sale or exchange of the American Depositary Shares or ordinary shares by a U.S. Holder will be U.S. source income or loss, as the case may be. Subject to certain complex limitations, including holding period requirements, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Dutch taxes withheld by Buhrmann NV.

U.S. Holders should consult their tax advisers as to the consequences of Dutch withholding taxes and the availability of a foreign tax credit or deduction.

Passive foreign investment company considerations
The Code provides special anti-deferral rules regarding certain distributions received by U.S. persons with respect to, and sales and other dispositions, including pledges, of stock of a ‘passive foreign investment company’, or PFIC. A foreign corporation, such as Buhrmann NV, will be treated as a PFIC for any taxable year if 75% or more of its gross income for the taxable year is passive income or the average percentage of its assets, by value, that produce or are held for the production of passive income is at least 50%. Buhrmann NV believes that it was not a PFIC for the taxable year ended 31 December 2004, and expects to conduct its affairs in such a manner so that it will not be a PFIC in the foreseeable future.

Information reporting requirements and backup withholding tax
A U.S. Holder (other than an ‘exempt recipient,’ including a corporation and certain other persons who, when required, demonstrate their exempt status) may be subject to backup withholding at a rate of 28% on, and to information reporting requirements with respect to dividends on, and to proceeds from the sale or exchange of, American Depositary Shares or ordinary shares. In general, if a non-corporate U.S. Holder subject to information reporting fails to furnish a correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements, backup withholding may apply. The backup withholding tax is not an additional tax and may be credited against a U.S. Holder’s regular U.S. federal income tax liability or refunded by the IRS where applicable.

Netherlands taxation of non-resident holders of ordinary shares
This taxation summary solely addresses the principal Dutch tax consequences of the acquisition, the ownership and disposition of ordinary shares. It is a general summary which does not discuss every aspect of taxation that may be relevant to a particular holder of ordinary shares under special circumstance, or who is subject to special treatment under applicable law. This summary also assumes that Buhrmann NV is organised, and that its business will be conducted, in the manner outlined in this Annual Report. Changes in the organisational structure or the manner in which Buhrmann NV conducts its business may invalidate this summary.

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

General
The summary of certain Dutch taxes set out in this section ‘Netherlands taxation of non-resident holders of ordinary shares’ only applies to a holder of ordinary shares who is a Non-Resident Holder of ordinary shares. Where in this summary English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall therefore be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law.

Back to Contents
168	Buhrmann	Chapter 10
	2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Taxation

A holder of ordinary shares is Non-Resident Holder, of ordinary shares if:
–	He is neither resident, nor deemed to be resident, in the Netherlands for purposes of Dutch taxation and, in the case of an individual, has not elected to be treated as a resident of the Netherlands for Dutch income tax purposes; and
–	His ordinary shares and income or capitalgains derived there from has no connection with his past, present or future employment, if any;
–	His ordinary shares do not form part, and are not deemed to form part, of a substantial interest (aanmerkelijk belang), or a deemed substantial interest, in Buhrmann NV with in the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet IB2001), unless such interest forms part of the assets of an enterprise; and
–	if it is not an individual, no part of the benefits derived from its ordinary shares is exempt from Dutch corporate income tax under the participation exemption as laid down in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Generally, if a person holds an interest in Buhrmann NV, such interest forms part or is deemed to form part of a substantial interest in Buhrmann NV if any one or more of the following circumstances is present:
–	He alone or, in the case of an individual, together with his partner (partner, if any) has, directly or indirectly, the ownership of shares of Buhrmann NV representing 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann NV, or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of the total issued and outstanding capital (or the issued and outstanding capital of any class of shares) of Buhrmann NV, or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of the annual profit of Buhrmann NV or to 5% or more of the liquidation proceeds of Buhrmann NV.
–	His shares, profit participating certificates or rights to acquire shares or profit participating certificates in Buhrmann NV have been acquired by him or are deemed to have been acquired by him under a non-recognition Provision.
–	His partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of his partner has a substantial interest (as described here above) in Buhrmann NV.

For purposes of the above, a person who is only entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or a profit participating certificate, as the case may be.

Taxes on income and capital gains
A Non-Resident Holder of ordinary shares will not be subject to any Dutch Taxes on income or capital gains (other than the dividend withholding tax described below) in respect of benefits from Ordinary Shares, including any capital gains realised on the disposal thereof,
–	if he or it derives profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than (i) as a shareholder, if he is an individual, or (ii) as a holder of securities, if it is not an individual, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands provided that his or its ordinary shares are not attributable to such enterprise; and
–	if he is an individual, provided that he does not derive benefits from ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands.

The concept ‘dividends distributed by Buhrmann NV’ as used in this section includes, but is not limited to, the following:
–	distributions in cash or in kind, deemed and constructive distributions (including, as a rule, consideration for the repurchase of ordinary shares by Buhrmann NV (other than a repurchase as a temporary investment) in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes), and repayments of capital not recognised as paid-in for Dutch dividend withholding tax purposes;
–	liquidation proceeds and proceeds of redemption of ordinary shares in excess of the average capital recognised as paid-in for Dutch dividend withholding tax purposes;
–	the par value of ordinary shares issued by Buhrmann NV to a holder of ordinary shares or an increase of the par value of ordinary shares, as the case may be, to the extent that it does not appear that a contribution, recognised for Dutch dividend withholding tax purposes, has been made or will be made; and

Back to Contents
Buhrmann	Chapter 10	169
2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Taxation

–	partial repayment of capital, recognised as paid in for Dutch dividend withholding tax purposes, if and to the extent that there are net profits (zuivere winst), unless (a) the General Meeting of Shareholders of Buhrmann NV has resolved in advance to make such repayment and (b) the par value of the shares concerned has been reduced by an equal amount by way of an amendment to the Articles of Association of Buhrmann NV.

A Non-Resident Holder of ordinary shares who is an individual may, inter alia, derive benefits from ordinary shares that are taxable as benefits from miscellaneous activities in the Netherlands in the following circumstances:
–	if his investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or
–	if he makes ordinary shares available or is deemed to make ordinary shares available, legally or in fact, directly or indirectly, to a connected person (verbonden persoon) as described in Articles 3.91 and 3.92 of the Dutch Income Tax Act 2001;
if such activities are performed or deemed to be performed in the Netherlands.

Dividend withholding tax
Dividends distributed by Buhrmann NV to a Non-Resident Holder of ordinary shares are generally subject to a withholding tax imposed by the Netherlands at a rate of 25%. See the subsection ‘Taxes on income and capital gains’ for a description of the concept ‘dividends distributed by Buhrmann NV’.

If a double tax treaty is in effect between the Netherlands and the country of residence of a Non-Resident Holder of ordinary shares, such holder may be eligible for full or partial relief from the Dutch dividend withholding tax, provided that such relief is timely and duly claimed. Pursuant to domestic rules to avoid dividend stripping, dividend withholding tax relief will only be available to the beneficial owner (uiteindelijk gerechtigde) of dividends distributed by Buhrmann NV. The Dutch tax authorities have taken the position that this beneficial ownership test can also be applied to deny relief from Dutch dividend withholding tax under double tax treaties and the tax arrangement for the Kingdom of the Netherlands (Belastingregeling voor het Koninkrijk).

A holder of shares who receives proceeds there from shall not be recognised as the beneficial owner of such proceeds if, in connection with the receipt of the proceeds, he or it has given a consideration, in the framework of a composite transaction including, without limitation, the mere acquisition of one or more dividend coupons or the creation of short-term rights of enjoyment of shares (kortlopende genotsrechten op aandelen), whereas it may be presumed that (i) such proceeds in whole or in part, directly or indirectly, inure to a person who would not have been entitled to an exemption from, or who would have been entitled to a smaller reduction or refund of, or credit for, dividend withholding tax than the actual recipient of the proceeds; and (ii) such person acquires or retains, directly or indirectly, an interest in shares or similar instruments, comparable to its interest in shares or prior to the time the composite transaction was first initiated.

Under the convention of 18 December 1992, between the Kingdom of the Netherlands and the United States of America for the Avoidance of Double Taxation and the prevention of Fiscal Evasion with respect to Taxes on Income (U.S./NL Income Tax Treaty), the Dutch dividend withholding tax rate on dividends paid by Buhrmann NV on ordinary shares held by a Non-Resident Holder of ordinary shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty will generally be reduced to 15%. The U.S./NL Income Tax Treaty provides for a complete exemption for dividends received by exempt pension trusts and exempt organisations, as defined therein. Except in the case of exempt organisations, the reduced dividend withholding tax rate under the U.S./NL Income Tax Treaty may be available at source, upon payment of a dividend in respect of such ordinary shares, provided that the holder thereof or, if applicable, the paying agent, has supplied Buhrmann NV with the appropriate Dutch tax forms in accordance with the Dutch implementation regulations under the U.S./NL Income Tax Treaty. If such forms are not duly and timely provided, Buhrmann NV generally will be required to withhold the dividend withholding tax at the Dutch statutory rate of 25%. In such case, a Non-Resident Holder of ordinary shares who is resident in the United States and who is entitled to the benefits of the U.S./NL Income Tax Treaty may obtain a refund of the difference between the amount withheld and the amount that the Netherlands was entitled to levy in accordance with the U.S./NL Income Tax Treaty by filing the appropriate forms with the Dutch tax authorities within the term set therefore.

Back to Contents
	Buhrmann	Chapter 10
170	2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Taxation

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

Gift tax and inheritance tax
A person who acquires ordinary shares as a gift (in form or in substance) or who acquires or is deemed to acquire ordinary shares on the death of an individual, will not be subject to Dutch gift tax or to Dutch inheritance tax, as the case may be, unless:

–	the donor is or the deceased was resident or deemed to be resident in the Netherlands for purposes of gift or inheritance tax, as the case may be; or
–
the ordinary shares are or were attributable to an enterprise or part of an enterprise that the donor or the deceased carried on through a permanent establishment or a permanent representative in the Netherlands at the time of the gift or of the death of the deceased; or

–
the donor makes a gift of ordinary shares, then becomes a resident or deemed resident of the Netherlands, and dies as aresident or deemed resident of the Netherlands within 180 days after the date of the gift.

Other taxes and duties
No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty, other than court fees, will be payable in the Netherlands by a Non-Resident Holder of ordinary shares in respect of or in connection with the subscription, issue, placement, allotment or delivery of ordinary shares.

Back to Contents
Buhrmann	Chapter 10	171
2005 Annual Report and Form 20-F	4 Information Required under Form 20-F

Selected Financial Data US GAAP

The selected financial data set forth below is presented in accordance with US generally accepted accounting priciples (US GAAP). For a discussion of the material differences between IFRS and US GAAP, as applicable to Buhrmann, please see Note 37 to our Consolidated Financial Statements.

Additionally, please see the sections ‘About Buhrmann’ and ‘Group Financial Review’ for a description of major events and significant acquisitions or divestments that may affect the comparability of the results of operations presented below.

Amounts in accordance with US GAAP

in millions of euro, unless stated otherwise	2001	2002	2003	2004	2005	2005[1]

Statement of income data

Net sales[2]	7,310	6,967	5,840	5,550	5,896	US$6,982

Operating result[2]	116	(718)	182	213	235	US$278

Result from continuing operations[2]	13	(849)	(59)	104	131	US$155

Discontinued operations[2]	22	(92)	(249)	4	5	US$6

Net result before cumulative effect of change
in accounting principles[2]	35	(941)	(308)	108	136	US$161

Cumulative effect of change in accounting
principles, after tax[2]	–	–	(29)	–	–	–

Net result[2]	35	(941)	(337)	108	136	US$161

at period end, in millions of euro, unless stated otherwise	2001	2002	2003	2004	2005	2005	[1]

Balance sheet date

Total assets[2]	7,701	5,607	3,791	3,683	4,080	US$4,832

Long-term borrowings	2,059	1,678	949	822	1,059	US$1,254

Shareholders’ equity[5]	3,120	1,869	1,456	1,474	1,578	US$1,869

in euro, unless stated otherwise	2001	2002	2003	2004	2005

Other data

Basic result from continuing operations
per ordinary share[3]	(0.15)	(6.32)	(0.64)	0.46	0.44

Basic net result before cumulative effect of change in accounting principle per ordinary share[3]	0.01	(6.98)	(2.39)	0.49	0.47

Basic net result per ordinary share[3]	0.01	(6.98)	(2.60)	0.49	0.47

Fully diluted result from continuing operations
per ordinary share[3]	(0.15)	(6.32)	(0.64)	0.43	0.41

Fully diluted net result before cumulative effect of change in accounting principle per ordinary share[3]	0.01	(6.98)	(2.39)	0.46	0.44

Fully diluted net result per ordinary share[3]	0.01	(6.98)	(2.60)	0.46	0.44

Dividend declared per ordinary share in USD[4]	0.19	0.08	0.08	0.08	0.17

1	Certain euro amounts for 2005 have been translated into United States dollars at the Noon Buying Rate at 31 December 2005 of 1,1842 US dollars to the euro, respectively. Such translations should not be construed as representation that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.
2	Several US GAAP adjustments have been made to net result under IFRS to comply with US GAAP. These adjustments have been made, among other things, to:
	–	amortise intangible assets;
	–	record different treatment of hedge accounting on derivative instruments;
	–	amortise actuarial gains and losses regarding defined benefit pension plans;
	–	defer revenue for timing differences in recognition;
	–	write-off and amortise financing fees;
	–	record unconditional catalogue contributions as a reduction of inventory cost;
	–	record different treatment of allowances on deferred tax assets;
	–	record Preference Shares A and C as equity components rather than as liabilities;
–	record the Convertible Subordinated Bonds fully as a liability.
Several US GAAP adjustments have been made to total assets under IFRS to comply with US GAAP. These adjustments have been made, among other things, to:
	–	recognise goodwill on acquisitions that was written off to equity;
	–	adjust goodwill for and integration provisions not allowed under US GAAP;
	–	recognise intangible assets;
	–	recognise actuarial gains and losses regarding defined benefit pension plans;
	–	adjust capitalised financing fees;
	–	reduce inventory values for unconditional catalogue contributions;
	–	record different treatment of all owances on deferred tax assets;
	–	record Preference Shares A and C as equity components rather than as liabilities;
	–	record the Convertible Subordinated Bonds fully as a liability.
For more detailed information about the US GAAP adjustments, see Note 37 in the section ‘Financial Statements’.
3	The weighted average number of ordinary shares outstanding in 2001, 2002, 2003 and 2004 to calculate earnings per share have been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005.
4	The dividend was translated from euro to U.S. dollar at the 23 February 2006 Noon Buying Rate (for a definition see ‘Exchange Rate Information’ on page164) for cable transfers of €1=US$1,1923 dollar.’
5	During the years ended 31 December 2001, 2002, 2003 and 2004 we presented minority interests as part of share holders’ equity under US GAAP. As minority interests are not presented within shareholders’ equity under US GAAP, we have revised this presentation in 2005. The effect of the change in presentation on our previously reported shareholders’ equity under US GAAP is a decrease of €37 million, €41 million, €48 million and €56 million in 2001, 2002, 2003 and 2004 respectively.

Back to Contents

4 Chapter 11

Additional Information about Buhrmann Shares

173	Buhrmann Shares
177	Important Dates

Back to Contents
Buhrmann	Chapter 11	173
2005 Annual Report and Form 20-F	4 Additional Information about Buhrmann Shares

Buhrmann Shares

Development in the number of Buhrmann ordinary shares issued and outstanding

				Equity
	On 1 January	Stock		placements and		On 31 December	Treasury		On 31 December
	issued	dividend	[1]	restructuring	[2]	issued	stock	[3]	outstanding

2001	102,544,130	1,690,863		27,600,000		131,834,993	509,355		131,325,638

2002	131,834,993	793,068		–		132,628,061	515,418		132,112,643

2003	132,628,061	4,063,857		–		136,691,918	526,155		136,165,763

2004	136,691,918	1,434,610		–		138,126,528	531,364		137,595,164

2005	138,126,528	1,841,644		39,356,532		179,324,704	574,992		178,749,712

1	In 2001 and 2005 shareholders could choose to receive the dividend in stock rather than cash. From 2002 to 2004, a stock dividend was paid.For shareholders who wished to receive a cash amount in this period, the Company sold the shares in which the stock dividends have been converted.
2	In 2001 acapital increase was effected at €25.00 per share. In 2005 a rights issue took place to partly finance the buy-back of all Preference Shares C at a subscription price of €6.37.
3	Treasury stock are shares purchased to avoid dilution primarily caused by the exercise of option rights under the Buhrmann Incentive Plan.

Composition of enterprise value (at year end)

* Included in long-term loans as of 2004.

Dividend per share

Dividend proposal
With regard to the ordinary shares, a proposal will be submitted to the Annual General Meeting of Shareholders to be held on 13 April 2006 to pay a dividend of €0.17 per ordinary share. In line with Buhrmann’s policy on additions to reserves and dividends, this represents 24% of the net profit* per ordinary share of €0.70. The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder taking into account restrictions related to the Senior Credit Facility.

An amount of €11.2 million will be paid to holders of Preference Shares A, representing a statutory dividend of €0.21 per share.

* Net results before changes in fair values and exceptional results.

Enterprise value (high, low, year end)

Ordinary shares and Preference Shares A (period 2001-03) are valued at market price, whereas of 2004 Preference Shares A are valued at nominal value, as under IFRS those Preference Shares A are considered to be a liability. The Preference Shares C have been repurchased at the end of March 2005.

Earnings per ordinary share
Net result attributable to holders of ordinary shares Buhrmann NV

in euro	First	Second	Third	Fourth
	quarter	quarter	quarter	quarter	Full year

2004	0.04	0.10	0.15	0.33	0.62

2005	(0.53)	0.10	0.16	0.18	0.01

Credit agency ratings

at year end 2005	Rating*	Outlook

Moody’s	Ba3	Stable

S&P	BB-	Stable

* Rating relates to Senior Implied Debt Rating.

Back to Contents
174	Buhrmann	Chapter 11
	2005 Annual Report and Form 20-F	4 Additional Information about Buhrmann Shares

Buhrmann Shares

Share price development Buhrmann ordinary shares versus AEX index (2003–31 December 2005)

Indicative spread of ordinary shares as at 31 December 2005

Indicative spread of ordinary shares as at 31 December 2005

in percentage	Private	Institutional	Total 2005	Total 2004

The Netherlands	7	21	28	33

United Kingdom	0	24	24	31

France	0	8	8	7

Rest of Europe	0	9	9	5

North America	0	18	18	17

Rest of the world	0	1	1	1

Unidentified	0	12	12	6

Total	7	93	100	100

Major shareholders
Buhrmann’s issued share capital consists of 178.7 million ordinary shares and 53.3 million Preference Shares A. As most of the ordinary shares are bearer shares, we have no exact information on holdings of shareholders. Based on current information we received, a stake of over 5% in our issued share capital, which may be a combination of ordinary shares and (depositary receipts of) Preference Shares A, is held by the following companies:

–	ING Group NV (10–25%)	– HNFP Holding NV (5–10%)
–	Fortis Utrecht NV (5–10%)

Stichting Administratiekantoor van Preferente Aandelen Buhrmann is holding all 53.3 million outstanding Preference Shares A. The voting power on the Preference Shares A is related to the economic value at the end of the month before a General Meeting of Shareholders will be called. Based on the current total share capital outstanding, the Preference Shares A represent up to a maximum of about 23% voting interest in Buhrmann NV (see Description of Share Capital, page 152 to 156).

Market capitalisation ordinary shares

in millions of euro	High	Low	Year end

2001	3,908	703	1,626

2002	2,079	317	552

2003	1,097	260	944

2004	1,246	791	987

2005	2,258	987	2,222

Back to Contents
Buhrmann	Chapter 11	175
2005 Annual Report and Form 20-F	4 Additional Information about Buhrmann Shares

Buhrmann Shares

Price of ordinary shares (daily closing)

in euro	High	Low	Year end

2001*	31.23	5.04	11.67

2002*	14.98	2.27	3.94

2003*	7.61	1.86	6.55

2004*	8.66	5.42	6.77

2005*	12.63	7.06	12.43

in euro	High	Low	Period end

Q1 2004*	8.66	6.40	6.96

Q2 2004*	7.85	6.43	7.73

Q3 2004*	7.85	5.70	5.74

Q4 2004*	6.83	5.42	6.77

Q1 2005*	8.38	7.06	7.80

Q2 2005	8.40	6.78	8.17

Q3 2005	10.05	8.24	10.05

Q4 2005	12.63	8.90	12.43

*	All prices of ordinary shares up to 14 March 2005 have been recalculated for the €250 million rights issue in March 2005.

Price of ordinary shares (daily closing)

in euro	High	Low	Period end

September 2005	10.05	9.45	10.05

October 2005	10.10	8.90	9.22

November 2005	11.28	9.40	11.24

December 2005	12.63	11.34	12.43

January 2006	12.95	11.98	12.86

February 2006 (until 21st)	13.97	13.08	13.82

Price of Preference Shares A (daily closing)

in euro	High	Low	Year end

2004	3.46	2.90	2.95

2005	3.50	2.93	3.11

Price of American Depositary Receipts (daily closing)

in US dollar	High	Low	Year end

2001*	28.16	5.29	10.64

2002*	13.31	2.38	4.26

2003*	9.05	2.11	8.75

2004*	11.73	7.30	9.87

2005*	14.90	8.73	14.71

in US dollar	High	Low	Period end

Q1 2004*	11.73	8.62	9.24

Q2 2004*	10.10	8.25	10.05

Q3 2004*	10.16	7.42	7.60

Q4 2004*	9.87	7.30	9.87

Q1 2005*	11.55	9.92	10.06

Q2 2005	10.35	8.73	9.83

Q3 2005	12.35	9.83	12.01

Q4 2005	14.90	10.77	14.71

*	All prices of American Depositary Receipts upto 14 March 2005 have been recalculated for the €50 million rights issue in March 2005.

Price of American Depositary Receipt (daily closing)

in US dollar	High	Low	Period end

September 2005	12.33	11.34	12.01

October 2005	11.97	10.77	11.07

November 2005	13.21	11.16	13.21

December 2005	14.90	13.30	14.71

January 2006	15.74	14.70	15.69

February 2006 (until 21st)	16.65	15.78	16.43

Annual volume of Buhrmann ordinary shares traded on Euronext Amsterdam

	Number of	Effective sales
	shares (millions)	(x EUR millions)

2001	199.5	7,723

2002	191.7	3,300

2003	269.0	2,786

2004	253.3	3,680

2005	387.0	6,908

Movement in price of Buhrmann ordinary shares on Euronext Amsterdam

2005 – 9 February 2006*

1	Publication full year 2004 results	7	Publication third quarter 2005 results
2	Announcement buy-back Preference Shares C	8	Acquisition U.S. facility products company
3	EGM, approval buy-back Preference Shares C	9	Creation global merchandising function	*	All prices of ordinary shares up to 14 March 2005 have been recalculated for the €250 million rights issue in March 2005.
4	AGM	10	Acquisition Spanish Ofiexpress
5	Publication first quarter 2005 results	11	Publication fourth quarter 2005 results
6	Publication second quarter 2005 results

Back to Contents
176	Buhrmann	Chapter 11
	2005 Annual Report and Form 20-F	4 Additional Information about Buhrmann Shares

Buhrmann Shares

Stock exchange listings
Since December 1938 Buhrmann ordinary shares are listed on Euronext in Amsterdam (symbol: BUHR) and since September 2001 on NYSE in New York (symbol: BUH). The shares trade in the United States in the form of American Depositary Receipts.

Other securities traded
–	Depositary receipts of cumulative Preference Shares A, with a face value of €1.20, listed on Euronext Amsterdam (symbol:BUHP)
–	Buhrmann US, Inc.8 1/4% Subordinated Bonds 2004–2014
–	Buhrmann US, Inc.7 7/8% Subordinated Bonds 2005–2015
–	Buhrmann NV 2% Subordinated Convertible Bonds 2003–2010

Euronext Amsterdam derivatives market
–	Buhrmann call / put options 1, 2, 3, 6, 9, 24 months

American Depositary Shares
We incorporate by reference the disclosure regarding our American Depositary Share programme included in the Registration Statement on Form 8-A, as filed with the Securities and Exchange Commission on 28 August 2001.

Major indices
The Buhrmann ordinary share is included in the main index of Euronext (AEX) in Amsterdam. Other indices in which Buhrmann is included at year end 2005 are inter alia, Euronext Top 150, S&P Europe 350 Index, S&P Global 1200, Dow Jones Euro STOXX, Dow Jones STOXX 600 Index, Ethibel Sustainability Index and Kempen/SNS Smaller Europe SRI Index.

According to the Industry Classification Benchmark (ICB) of FTSE Group and Dow Jones Indexes, Buhrmann is classified as Industrial Supplier (sub sector 2797) within the sector Support Services.

Disclosure/web site
All results announcements and press releases in general are sent out before market opening of Euronext. All results announcements,as well as any other major announcements, are accompanied by a conference call and/or meeting for the professional investment community. All others interested in these meetings and/or conference calls can listen to a simultaneous web cast to be accessed via our web site under ‘Conference calls and Presentations’ at the ‘Investor Relations’ section on www.buhrmann.com.

Furthermore all other presentations made to groups of investors are published at the same moment on our web site.

Shareholders’ Communication Channel
Buhrmann is one of the initiators of the Shareholders’ Communication Channel Foundation (Stichting Communicatiekanaal Aandeelhouders), which offers participating shareholders the possibility to vote at annual general meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist management and (groups of) shareholders with proxy solicitation. The Communication Channel’s web site address is www.communicatiekanaal.com.

Private investors
In 2006, as we did in 2005, we will continue to focus on our private investors. In 2005 we were again one of the main sponsors of ‘Dag van het Aandeel’ organised by the VEB Dutch Investors’ Association.

For more information
Buhrmann’s corporate head office is located at, and its registered office address is, Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. Our telephone number is +31 (0)20 651 11 11.

www.buhrmann.com
www.corporateexpress.com
www.corporateexpress.info
www.ce.com.au
www.asap.com
www.buhrmanngraphics.info

Information included on our web sites does not form part of this Annual Report.

Investor relations
Telephone +31 (0)20 651 10 42
Fax +31 (0)20 651 10 05
Email ir@buhrmann.com

Corporate communications
Telephone +31 (0)20 651 10 34
Fax +31 (0)20 651 10 05
Email corpcomm@buhrmann.com

Back to Contents
Buhrmann	Chapter 11	177
Annual Report and Form 20-F 2005	4 Additional Information about Buhrmann Shares

Important Dates

–	Registration date Thursday 6 April 2006

–	General Meeting of Shareholders Thursday 13 April 2006

–	Listing ex-dividend Wednesday 19 April 2006

–	Selection period dividend ordinary shares (in cash or in shares) 18–27 April 2006

–	Dividend payment ordinary shares Tuesday 2 May 2006

–	Publication of first quarter 2006 results Wednesday 3 May 2006

–	Publication of second quarter 2006 results Wednesday 2 August 2006

–	Publication of third quarter 2006 results Wednesday 1 November 2006

–	Publication of full year 2006 results Thursday 8 February 2007

–	General Meeting of Shareholders Thursday 12 April 2007

Back to Contents

Cross Reference to Form 20–F

Back to Contents
Buhrmann	4 Cross Reference to Form 20-F	179
Annual Report and Form 20-F 2005

Cross Reference to Form 20–F

Part 1		Page
Item 1.	Identity of Directors, Senior Management and Advisers	N/A

Item 2.	Offer Statistics and Expected Timetable	N/A

Item 3.	Key Information

A.	Selected financial data	7,74,164,171
B.	Capitalisation and indebtedness	N/A
C.	Reasons for the offer and use of proceeds	N/A
D.	Risk factors	63-67

Item 4.	Information on the Company
A.	History and development of the company	11,12,176
B.	Business overview	11- 15,22,24,26,28,30,31,91,92
C.	Organisational structure	11,12,157
D.	Property, plants and equipment	36,73

Item 5.	Operating and Financial Review and Prospects
A.	Operating result	16-20,23,25,27,29,31,72
B.	Liquidity and capital resources	20,21,70-72,107-110
C.	Research and development, patents and licenses, etc.	72
D.	Trend information	14,73,74
E.	Off-balance sheet arrangements	73
F.	Tabular disclosure of contractual obligations	72,73
G.	Safe harbor	2

Item 6.	Directors, Senior Management and Employees
A.	Directors and senior management	8,9,51
B.	Compensation	58,59,61
C.	Board practices	38-42,56
D.	Employees	33,35,91,92
E.	Share ownership	54,55,59-61

Item 7.	Major Shareholders and Related Party Transactions
A.	Major shareholders	174
B.	Related party transactions	118,163
C.	Interests of experts and counsel	N/A

Item 8.	Financial Information
A.	Consolidated Statements and Other Financial Information	75-150,158-160
B.	Significant Changes	N/A

Item 9.	The Offer and Listing
A.	Offer and listing details	175
B.	Plan of distribution	N/A
C.	Markets	176
D.	Selling shareholders	N/A
E.	Dilution	N/A
F.	Expenses of the issue	N/A

Item 10.	Additional Information
A.	Share capital	152
B.	Memorandum and articles of association	152-156
C.	Material contracts	162,163
D.	Exchange controls	163
E.	Taxation	165-170
F.	Dividends and paying agents	N/A
G.	Statement by experts	N/A
H.	Documents on display	3
I.	Subsidiary Information	157

Item 11.	Quantitative and Qualitative Disclosures About Market Risk	111-113

Item 12.	Description of Securities Other than Equity Securities	N/A

Part 2
Item 13.	Defaults, Dividend Arrearages and Delinquencies	N/A

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

Item 15.	Controls and Procedures	69

Item 16.	[Reserved]
A.	Audit committee financial expert	49
B.	Code of Ethics	36
C.	Principal Accountant Fees and Services	44,45
D.	Exemptions from the Listing Standards for Audit Committees	45
E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	N/A

Part 3

Item 17.	Financial Statements	N/A

Item 18.	Financial Statements	75-150,160

Item 19.	Exhibits	Filed with the SEC

Back to Contents

Design and production williams and phoa, London

Photography Mike Goldwater John Ross

Print
Grafisch bedrijf Tuijtel, Hardinxveld-Giessendam, the Netherlands. Produced on Heidelberg pre-press equipment and Heidelberg speedmasters, models SM 102-8p, CD 102-5 and CD 102-4. Finished with the aid of Polar and Heidelberg finishing equipment.

Back to Contents

Back to Contents

All products for the office
As a business services and
distribution company, our focus
is to support businesses and
institutions by delivering an
extensive range of products

for their daily needs.

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam
P.O. Box 23456
1100 DZ Amsterdam
The Netherlands

Phone +31 (0)20 651 11 11
Fax +31 (0)20 651 10 00
www.buhrmann.com

Back to Contents

ITEM 19:   EXHIBITS

Exhibit
number	Description

***1.1	Articles of Association of Buhrmann NV, as last amended, dated 1 April 2005.

***2.1	Indenture, dated as of 2 March 2005 for the 77/8% Senior Subordinated Notes due 2015 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee.

***2.2	Form of 77/8% Senior Subordinated Notes due 2015 (included in exhibit 4.1)

‡2.3	Indenture, dated as of 1 July 2004 for the 81/4% Senior Subordinated Notes due 2014 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee.

‡2.4	Form of 81/4% Senior Subordinated Notes due 2014 (included in exhibit 4.3)

††2.5	Term and conditions of the 2.00% Guaranteed Convertible Subordinated Bonds due 2010.

†††4.1	Share Sale and Purchase Agreement, dated 22 February 2005, between the Apollo Holders and the Bain Holders and others as the sellers and Buhrmann N.V. as the purchaser, all the issued and outstanding Preference Shares C in Buhrmann N.V.

**4.2	Distributor Agreement, dated 10 December 2002 between Heidelberg Druckmaschinen Aktiengesellschaft (Heidelberg) and Buhrmann NV, effective as of 1 July 2003.

†4.3	Deposit Agreement, dated as of 21 December 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV and The Bank of New York as Depositary and Owners and Holders of American Depositary Receipts.

**4.4	Form of employment contract for Members of the Executive Board.

**4.5	Dutch Master Receivables Purchase Agreement, amended and restated on 18 July 2002 between Buhrmann-Ubbens BV, Proost and Brandt BV, Buhrmann Silver S.A, Silver Securitisation B.V., Deutsche Trustee Company Limited and Buhrmann NV.

Back to Contents

**4.6	English Originator Notice of Intention to Make Offers to Sell, given on July 18, 2002, by Robert Horne Group PLC, The Howard Smith Paper Group Limited and The M6 Paper Group Limited to Buhrmann Silver S.A.

††4.7	European Receivables Warehouse Company Sale and Purchase Agreement, dated 31 October 2003, between Buhrmann Silver S.A., Horne Group PLC, The Howard Smith Paper Group Limited, The M6 Paper Group Limited and Deutsche Trustee Company Limited.

**4.8	English Standard Terms and Conditions, amended and restated 18 July 2002 between various parties in the securitization program.

4.9	Deed of Amendment relating to Master Definitions and Framework Deed and Servicing Agreement each dated 27 September 2000 (as amended from time to time) dated 30 November 2005 between various parties in the securitization program.

4.10	Master Deed of Release and Termination in respect of the Buhrmann Securitization Program dated 30 November 2005 between various parties in the securitization program.

4.11	Master Deed of Release and Termination in respect of Rheingold no. 11 Ltd and the Buhrmann Securitization Program dated 30 November 2005 between various parties in the securitization program.

4.12	Silver Note Purchase Agreement dated 30 November 2005 between Buhrmann US Inc., Buhrmann Silver Financing LLC, Erasmus Capital Corporation and Cooperatieve Raifeissen-Boerenleenbank B.A.

4.13	Amended and Restated US Contribution Agreement dated 30 November 2005 between Corporate Express Office Products Inc., Corporate Express of Texas Inc., Corporate Express Document and Print Management Inc., ASAP Software Express Inc., Buhrmann Silver US LLC, Buhrmann N.V. and Deutsche Trustee Company Limited.

4.14	Amended and Restated US Master Purchaser Funding Agreement dated 30 November 2005 between Buhrmann Silver US LLC, Buhrmann Silver Financing LLC, Silver Funding Limited, Deutsche Trustee Company Limited, Buhrmann Stafdiensten B.V. and Buhrmann N.V.

‡4.15	Senior Facilities Agreement, as amended 28 June 2004, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

†††4.16	Amendment to Senior Facilities Agreement, dated 1 December 2004 between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

Back to Contents

†††4.17	Amendment to Senior Facilities Agreement, dated 10 March 2005, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

4.18	Amendment to Senior Facilities Agreement, dated 30 November 2005, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

8.1	List of significant subsidiaries

12.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

†††15.1	Audit Committee Charter, as last amended, dated 10 December 2004.

†††15.2	Compensation, Nominating and Corporate Governance Committee Charter, as last amended, dated 10 December 2004.

* Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4, dated 31 March 2000, File No. 333-11768.

** Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 27 June 2003, File No. 001-16663.

*** Incorporated by reference to Amended Registration Statement of Buhrmann NV on Form F-4, dated 1 July 2005, File No. 333-123952.

****Incorporated by reference to Amended Registration Statement of Buhrmann NV on Form F-4, dated 19 July 2005, File No. 333-123952.

† Incorporated by reference to Post Effective Amendment No. 1 to the Form F-6 Registration Statement filed with the Securities and Exchange Commission on 24 August 2001.

† Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 21 June 2004, File No. 001-16663.

††† Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 14 March 2005, File No. 001-16663.

‡ Incorporated by reference to Amendment No. 1 to Registration Statement of Buhrmann NV on Form F-4 dated 7 September 2004, File No. 333-117584.

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BUHRMANN NV

	By:	/s/	FRANS H.J. KOFFRIE

Name: Frans H.J. Koffrie
Title: Chief Executive Officer

	By:	/s/	FLORIS F. WALLER

Name: Floris F. Waller
Title: Chief Financial Officer

Dated: 23 February 2006