Form 20-F
period 2006-12-31
BUHRMANN NV
filed 2007-03-09
CIK 948634

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: 31 December 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 333-11768

BUHRMANN NV

(Exact name of Registrant as specified in its charter)

THE NETHERLANDS

(Jurisdiction of incorporation or organization)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing one Ordinary Share at a par value of EUR 1.20 per share	The New York Stock Exchange

Ordinary Shares at a par value of EUR 1.20 per share each	The New York Stock Exchange*

* Not for trading, but only in connection with the registration of American Depositary Shares representing such Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

8¼% Senior Subordinated Notes due 2014,

77/8% Senior Subordinated Notes due 2015,

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

180,904,970 Ordinary Shares

53,281,979 Preference Shares A

0 Preferences Shares B

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes	☒	No	☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant toSection 13 or 15(d) of the Securities Exchange Act of 1934.

Yes	☐	No	☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17	☐	ITEM 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes	☐	No	☒

2006 Annual Report and Form 20-F

Creating efficiency

Buhrmann

Leaders in business services and distribution

•                  Contents

About this Report

1	About Buhrmann
	5	Letter from the President and CEO
	7	Our People
	9	Key Figures
	10	Executive Board and Senior Management

2	The Business
	13	The Company
	17	Group Financial Review
	26	Overview of Business Segments

3	Corporate Responsibilities
	39	Our Position
	39	Our Business Principles
	39	Global Reporting Initiative
	40	Our Impact on the Environment
	41	Our Role in the Community

4	Corporate Governance
	43	Introduction
	43	Executive Board
	44	Supervisory Board
	46	Regulations concerning Securities
	46	Indemnification of members of the Executive Board and Supervisory Board
	47	The General Meeting of Shareholders
	49	Description of Share Capital and Articles of Association
	52	Provision of Information
	52	Audit of Financial Reporting and Role of Internal and External Auditors
	53	Compliance with the Dutch Corporate Governance Code

5	Report of the Supervisory Board
	55	Supervision and Advice
	55	Composition of the Supervisory Board and the Executive Board
	56	Independence
	56	Schedule of Attendance of the Supervisory Board and Committees
	56	Committees of the Supervisory Board
	57	Corporate Governance
	57	Remuneration Report
	57	Financial Statements and Dividend Proposal
	57	Discharge
	57	Considerations about the Business
	59	Biographies Supervisory Board
	59	Composition Committees of the Supervisory Board

6	Remuneration Report
	61	Remuneration Policy
	64	Remuneration of Executive Board and Supervisory Board 2006

7	Other Financial Information
	70	Risk Factors
	73	Risk Control Framework
	75	Capital Resources
	75	Research and Development
	75	Inflation
	75	Contractual Obligations, Contingent Liabilities, Commitments and Guarantees
	76	Off-balance Sheet Arrangements
	76	Property, Plant and Equipment
	76	Selected Financial Data

8	Financial Statements
	80	Consolidated Statements of Income
	81	Consolidated Balance Sheets
	82	Consolidated Statements of Cash Flows
	84	Consolidated Statements of Recognised Income and Expense
	85	Notes to the Consolidated Financial Statements
	154	Company Balance Sheets
	154	Company Statements of Income
	155	Notes to the Company Balance Sheets and Statements of Income
	159	Supplemental Guarantor Information

9	Other Information
	169	Significant Subsidiaries
	170	Dividend Policy
	170	Dividend Proposal
	172	United States Opinion

10	Information Required under Form 20-F
	175	Material Contracts
	175	Exchange Controls
	175	Taxation for U.S. Residents
	176	Exchange Rate Information
	177	Selected Financial Data US GAAP

11	Buhrmann Shares
	180	Buhrmann Shares
	184	Important Dates

	186	Cross Reference to Form 20-F

Colophon

•                  About this Report

Cautionary note regarding forward-looking statements

This Annual Report contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions are intended to identify such forward-looking statements. These statements are based on certain assumptions and analyses made by Buhrmann in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. Because of the risks and uncertainties that always exist in any operating environment or business, including, but not limited to, those set forth under ‘Risk factors’ (see page 70 to 73), we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, industry conditions, currency values, competitive pricing, customer demand, costs, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Buhrmann operates. You are cautioned not to place undue reliance on these forward-looking statements.

Use of non-GAAP financial measures

In this Annual Report certain non-GAAP financial measures are presented because Buhrmann believes each of these non-GAAP financial measures provides useful information.

Our non-GAAP financial measures should be considered in addition to, and not as a substitute for or as a superior measure to, measures of financial performance reported in our primary financial statements. In particular, in the Group Financial Review and Financial Review per business segment, we discuss changes at constant exchange rates and ‘organic’ sales growth. For these non-GAAP measures the most directly comparable GAAP figures have been presented together with a reconciliation of the non-GAAP figures to the GAAP figures.

Below is an explanation of why we believe these non-GAAP financial measures used in this Annual Report provides useful information regarding our financial condition and results of operations.

Constant exchange rates

Our reporting currency is the euro. The majority of our business is conducted in currencies other than the euro. The position in relation to the US dollar is, in particular, relevant. Results of subsidiaries denominated in currencies other than the euro are translated into euro at an average exchange rate for the period. In addition to a discussion of these results at actual exchange rates, we include analysis of the performance of our businesses based on constant exchange rates.

We use constant exchange rate analysis to give a year-on-year measure of change which excludes the effect of fluctuations in currency exchange rates because these fluctuations are outside our control and may distort our underlying performance and results. Changes of results at constant exchange rates as disclosed in this Annual Report are calculated by translating results of the earlier year into euro at the exchange rate of the later year being discussed.

Changes of results at constant exchange rates can be materially different to changes based on our reported results because average exchange rates of the earlier year can be significantly different from average exchange rates of the later year being discussed.

‘Organic’ sales analysis

The ‘organic’ sales analysis presented in this Annual Report eliminates factors that disturb a like-for-like comparison. In addition to the currency exchange rate movements discussed above, these factors include such items as acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective (‘imputed sales’). We use ‘organic’ sales analysis, in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth. The factors mentioned above can have a significant impact on a business segment’s reported results. Their exclusion provides a useful insight into the underlying performance of the business segment and enables us to monitor the performance of both the underlying activities and acquired activities.

Organic performance can be materially different from the reported performance of a business segment. In each instance where we present organic results, we also present a table which illustrates the basis on which the result is derived and a reconciliation to the nearest comparable GAAP measure.

Publications

This report complies with the regulations in the Netherlands regarding financial reporting and is also the basis of Buhrmann’s Annual Report on Form 20-F. A cross-reference table to Form 20-F is included in this report on page 186. Certain exhibits to the Form 20-F will be filed with the SEC.

Presentation of financial and other information

With effect from 1 January 2004, Buhrmann’s financial statements are prepared on the basis of the International Financial Reporting Standards (‘IFRS’). The most significant IFRS accounting policies are listed on pages 152 and 153.

IFRS differs, in certain significant aspects, from accounting principles generally accepted in the United States of America (US GAAP). For a discussion of the principal differences between IFRS and US GAAP, as they relate to Buhrmann, and a reconciliation of net result and shareholders’ equity from IFRS to US GAAP, please see Note 38 to our Consolidated Financial Statements included on page 137 to 145 in this Annual Report.

The euro is Buhrmann’s reporting currency. Exchange rate information, including Noon Buying Rates in New York, is given on page 176.

Use in this Annual Report of the terms ‘we’, ‘us’, ‘our’, the ‘Buhrmann Group’, the ‘Group’, ‘Buhrmann’ and the ‘Company’ refers to Buhrmann NV and its subsidiaries on a consolidated basis except where otherwise specified or clear from the context.

Amounts are rounded and hence (sub) totals may not therefore be equal to the arithmetic sum of the items composing such (sub) totals.

Documents on display

Copies of this Annual Report and documents referred to within this Annual Report are available for inspection upon request at the Buhrmann Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands (telephone +31 (0)20 651 11 11), our website www.buhrmann.com and the SEC’s public reference room located at 100 F Street, NE, Washington DC, 20549.

In addition, Buhrmann’s SEC filings are also available through the SEC’s website www.sec.gov.

1                 About Buhrmann

5	Letter from the President and CEO

7	Our People

9	Key Figures

10	Executive Board and Senior Management

•                  Letter from the President and CEO

Streamlining the business

Dear Shareholder and other Readers,

In 2006, we delivered improved sales and earnings growth, reinforcing our position as a profitable, global business services and distribution company. In most of the countries where we operate, relatively benign macro-economic circumstances drove GDP growth and white-collar job creation, which benefits our business. However, the most important factors influencing our profitable sales growth in 2006 were the streamlining and centralisation of our business processes.

Streamlining and centralisation

In 2006, significant steps were taken to further streamline the Company. In North America, we completed centralising back office functions, such as customer care and credit and collections, and implemented a new organisational structure around product lines and customer segments. Although we underestimated the impact that such a temporarily internal focus had on new business generation in the fourth quarter, we are convinced that the resulting cost efficiencies and increased customer focused structure should help drive earnings in the years ahead. In Europe, we have started to modernise our IT systems and centralised our merchandising activities. In Australia, project OneSource was implemented to address duplicate legacy costs, switching from a decentralised state-based matrix structure to a more centralised structure along functional lines of business.

Growth initiatives

For a number of years, our division in Australia has been expanding its product range – followed by those in North America and Europe – to include an increasingly wide range of business products. These include cleaning materials, packaging, promotional marketing, print and forms, software, office furniture, break room supplies and personal protection equipment. In 2006, we have seen the strongest growth in such facility, break room and promotional supplies in Australia and North America and there is considerable potential for extending the range of products and services in Europe.

More and more of our customers now purchase multiple lines of business from us. The extended product range will be gradually introduced in all our geographical markets, taking Buhrmann forward as a single source supplier for an increasing number of customers.

Another way in which we are achieving our growth ambitions is by seeking further opportunities in the profitable high-end of the mid-market segment. We have recognised for some time that we can also provide such companies with excellent service. They, too, can benefit from reducing the total cost of ownership of ever wider categories of goods and services. In 2006, we have seen clear signs of success and are beginning to make noticeable progress in this segment. The mid-market will continue to be a strategic priority and we expect to make further inroads in the years ahead.

Our private brands programme offers customers the benefits of purchasing quality products at competitive prices. In Europe we have a range of 2,300 business products branded with the Corporate Express logo. At the end of 2006, Corporate Express North America had extended its range of private branded products to 2,400 items. Private brands, which now account for more than a quarter of our global office products sales, are expected to grow rapidly in the years ahead.

We are also extending our company-wide merchandising. Our preferred supplier programme is helping us focus on a more limited group of suppliers and develop mutually rewarding category plans. This process is being reinforced by a global initiative through which we are combining forces to source products, mostly under our private brand, at competitive prices from Eastern Europe and the Far East.

Global reach

Our business is concentrated in countries with relatively developed economies and a high percentage of office workers. In 2006, we further extended our reach through a number of successful acquisitions. The acquisition of ATG provided us with market leadership in Norway and Sweden and a strong platform for further expansion into the Nordic region. The acquisition of Coastwide Laboratories – a distributor specialised in sustainable cleaning products – allowed us to strengthen our facility supplies product range in North America. The acquisition of Spanish Ofiexpress gave us a good base from which to operate in the Iberian Peninsula. In Australia, we acquired a number of companies of which our expansion in educational supplies business is the most significant.

In today’s business environment, there is increasing public concern about what companies do. Society demands more transparency and expects companies to account for their actions. There is a growing emphasis on issues such as business principles, health and safety, environment and diversity, and in these areas Buhrmann strives to play a prominent role in our industry. We will therefore continue to enhance our policies and practices in relation to our own corporate responsibility, making sure that we meet or exceed the requirements of customers, shareholders, suppliers and employees.

With the advantages of being a global Company, we have to ensure that we do not lose sight of local and regional solutions while seeking the best value for all stakeholders. Perhaps most important of all, we will continue to invest in people who we see as the main asset of our business.

In conclusion, I would like to thank each and every one of our employees for their hard work and commitment in the past year. We have taken a number of significant steps in 2006 that should position us well for the profitable years that lie ahead of us.

Frans Koffrie

President and CEO

Our People — Our Most Valuable Resource

We acknowledge there is a direct link between our people and the Company’s success. We continue to invest in attracting, motivating and retaining the best talent available to fulfil the roles and tasks we have. Two thirds of our operating costs are related to people. Our employees are stimulated to develop new ideas and innovative solutions that will strengthen our operations and increase both customer satisfaction and corporate profitability.

The challenge of globalisation

Companies that operate internationally have two basic needs. The first is how to handle diversity in markets, motivations, styles, and management techniques. The second, which is particularly relevant in a company with a history of mergers and acquisitions like ours, is how to create a recognisable unity between the different cultures within the company. Our human resources approach aims to unlock the richness that this diversity offers while appreciating and understanding the differences. Thus, at Buhrmann, we value creative, innovative people who can identify best practices around the globe and translate them into their local situation, while conforming to our Business Principles and Code of Ethics.

We want our staff to feel valued and able to realise their full potential, to feel fulfilled and secure. We accept all races, creeds, religions and personal orientations with tolerance and respect. We believe that decency is first and foremost a mindset — one that our actions should reflect.

Integrity

It is every employee’s duty to adhere to company principles, and to make sure that their colleagues do the same. All staff are responsible not only for their own conduct, but also for reporting incidents which fall short of Company principles and policy. Our whistle-blowing policy has been specifically designed to provide effective protection to all employees who report whatever misconduct or malpractice they may witness.

We provide no inducements to political parties, governments, or authorities, or to those claiming to represent them. No gifts are offered or accepted beyond those explicitly approved in our Company regulations.

We aim to create a positive working environment by:

•                  Ensuring that all employees feel valued and able to perform to their full potential. We regularly conduct employee opinion surveys throughout the whole company and considerable management attention is given to responding to survey findings. A total of six surveys were conducted in 2006 in Europe, North America and Australia/New Zealand, covering 24% of Group employees

•                  Ensuring fair treatment and equal opportunity

•                  Eliminating discrimination of any kind, including harassment and bullying and adopting a strong stance against work place violence

•                  Employing and assessing employees based solely on their skills and competencies and the objective qualifications they need to do their job

•                  Supporting our employees in their development

•                  Meeting or exceeding the relevant statutory standards that govern the health and safety of employees as well as that of third parties visiting our locations

•                  Maintaining effective and fruitful relations with Works Councils at local and European level. Both the European and the Netherlands Works Council meetings are routinely attended by our Chief Executive Officer and senior Group Human Resources staff

•                  Respecting collective agreements with relevant trade unions (where there is a local agreement) and fully supporting employees’ right to free association. Collective bargaining arrangements apply to approximately 1,800 of our employees

Equal rights and opportunities

Overall, 40% of our employees are female. Almost 30% of management positions, of which we have approximately 2,000, are held by women. However, we have set ourselves targets to improve this number, and through our selection, succession planning and development processes, we are confident that we will progressively improve our gender balance, including at very senior levels, where we have not reached the proportion of women in top management we seek.

The age and service profile of our employees varies around the world, reflecting different levels of maturity and growth in our operations. In relatively fast-growing businesses, such as Corporate Express Australia, we see profiles skewed towards younger employees with shorter service, while our well-established Graphic Systems businesses have relatively older profiles.

We take succession planning and the associated process of management development very seriously. Annual input by managers at all locations is used to identify potential successors for all management team positions in each operation and country. In addition, we have a structured annual performance review which helps identify individual development needs and opportunities.

Training and development programmes operate at all levels in Buhrmann, as we seek to provide employees with both the skills needed to carry out their current jobs effectively and opportunities to demonstrate their ability to progress to more demanding positions. We monitor the amount of training undertaken; the equivalent of 20,000 training days were delivered in 2006 across the Group, together with a further 5,000 training days for managers. Whilst a considerable proportion of training hours were devoted to the skills of selling, new product introduction, customer care and service, Corporate Express North America also allocated 1,000 training hours to underscore their commitment to diversity. In Europe, 100 managers participated in the Diversity Awareness programme launch in the Netherlands.

Buhrmann Academy

The Buhrmann Academy provides learning and development opportunities linked to the business of Buhrmann. It is our own Corporate University. It has these objectives:

•                  To create awareness about the possibilities for sustainable performance improvement and profitable sales growth within Buhrmann

•                  To promote new learning, share knowledge and information, experience and best practices

•                  To develop a shared business language across Buhrmann

•                  To facilitate networking and co-operation between colleagues in different Buhrmann companies

•                  To reinforce Buhrmann values and management principles

•                  To assist the management of change.

In 2006, 165 European managers participated in 10 programmes provided by the Buhrmann Academy, which were focused on leadership development, people management, performance management, finance and change management. Over 500 managers have participated in Academy programmes in the last 4 years.

Health and safety

Nobody comes to work to get injured. This is why all of our operating companies have safety policies and procedures which meet or exceed the legal requirements of the country where they are based.

We have a Company-wide reporting scheme that monitors and publishes our safety performance, sets standards for performance and targets for improvements. We have adopted measurements based on the number of Lost Time Injuries, its frequency rate (the number of lost time injuries divided by total hours worked, multiplied by one million) and the injury severity rate (the average number of days lost per injury). In 2006, a total of 263 lost time injuries were recorded across all our operations, a reduction of 23% on the number of injuries we reported in 2005.

However, there are still considerable variations in safety performance across our operations, which means there is further scope to improve. We will increase our monitoring of safety, ensure that best practices are adopted across the Company, and continue with safety training.

While no injury at work is acceptable, we recognise that a significant number of our employees (approximately 30%) either drive delivery trucks – or are salesmen with cars – and are therefore often exposed to risks which are not directly under our control. We are pleased to report that none of the workplace injuries reported in 2006 resulted in a fatality, although sadly one employee died in a traffic accident on his way home.

•                  Key Figures

The following tables present key figures as of and for the years ended 31 December 2005 and 2006. The key figures should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Additionally, please see the Group Financial Review in chapter 2 starting on page 17 for a description of major events that may affect the comparability of the results of operations presented below.

Income statement data

in millions of euro	2006		2005

Net sales	6,306		5,890
Gross contribution	1,884		1,776
Operating result	252		232
Result before taxes	162		46
Taxes	[21	]	[25	]
Net result	142		21

Attributable to:
Holders of ordinary shares Buhrmann NV	123		2
Minority interests in Group companies	19		19
	142		21

Balance sheet data

in millions of euro, at period end	2006	2005
Goodwill	1,531	1,499
Working capital	560	474
Total assets	4,178	4,042
Long-term borrowings	1,350	1,184
Total equity	1,527	1,510

Other data

in millions of euro, at period end	2006		2005
A Net cash provided by operating activities	232		232
B Net cash used in investing activities	[381	]	[86	]
A+B Cash flow available for financing activities	[149	]	145

Per ordinary share

in euro, unless stated otherwise, at period end

Basic net result per share attributable to holders of ordinary shares Buhrmann NV	0.68		0.01
Number of ordinary shares outstanding at year-end (in thousands)	180,905		178,750
Dividend declared	0.21	(1)	0.17

(1)          Subject for approval of the Annual General Meeting of Shareholders.

2006 Net sales per business segment

2006 Gross contribution per business segment

2006 Operating result per business segment

•                  Executive Board and Senior Management

Management Structure

Executive Board

Frans Koffrie

President and CEO, joined Buhrmann in 1988. In 1990 he was appointed a Member of the Executive Board and became the Group’s President and CEO in 1998. Mr Koffrie is a Dutch national, born in Weert, the Netherlands on 15 May 1952. He holds a Masters degree in Business Economics (Amsterdam University) and a Bachelor’s degree in Law (Erasmus University Rotterdam). Before he joined Buhrmann predecessor VRG-Groep, he worked for Vroom & Dreesmann and Triumph-Adler Nederland BV. Within the Executive Board he holds responsibility for the Office Products Europe Division, Strategy, Investor Relations & Corporate Communications, General and Legal Affairs, and Internal Audit. Mr Koffrie is a member of the supervisory board of Royal Wessanen NV and of Nyenrode Business Universiteit.

George Dean

Responsible for the Graphic Systems Division and the Office Products Australia Division, joined Buhrmann in 1990. He was appointed as a Member of the Executive Board in 1998. He was President of the Paper Merchanting Division until the divestment of these activities on 31 October 2003. In addition to his responsibility for supervising the two aforementioned Divisions, Mr Dean is also responsible for Human Resources and Group Real Estate. Mr Dean is a British national and was born in Perth (Scotland) on 18 February 1947. He holds a Bachelor of Science Honours Degree in Chemical Engineering from the University of Edinburgh. Before he joined Buhrmann’s predecessor VRG in 1990, he worked with the Wiggins Teape Group for 21 years.

Mark Hoffman

President of the Office Products North America Division and president and CEO of Corporate Express, Inc., joined Buhrmann in 1999. He was appointed a Member of the Executive Board in 2002. Mr Hoffman is an American national, born in Jackson, MI on 31 August 1952. He holds a Masters of Business Administration from Harvard Business School. Before he joined Buhrmann, he was the CEO of APS Holdings and also held management positions with W.W. Grainger, TRW, Inc. and Lockheed Corporation.

Floris Waller

Joined Buhrmann in 1999, and was appointed a Member of the Executive Board and CFO in the same year. Mr Waller is a Dutch national, born in Leiden, the Netherlands on 21 December 1958. He holds a Masters degree in Business Economics and a CPA Degree (both from the Erasmus University Rotterdam). Before he joined Buhrmann he worked with Unilever for 15 years in various financial management positions. Within the Executive Board he holds responsibility for Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, the Holdings, and — jointly with the CEO — Investor Relations and Internal Audit. Mr Waller is a member of the supervisory board of Univar NV.

Corporate

Kees Bangma 1956

Director Corporate Finance & Group Treasury

Herman Brauckmann 1948

Director Mergers, Acquisitions & Divestments

Gerard van Buttingha Wichers 1964

Director Investor Relations & Corporate Communications

Neil Callahan 1943

Director Information Technology

Rutger Goldschmeding 1961

Director Accounting & Control

Roelof Hoving 1962

Director Corporate Tax & Pensions

Heidi van der Kooij 1962

General Counsel & Company Secretary

Chris Thrush 1951

Director Human Resources

Cor Zwart 1946

Director Internal Audit

Operations

Office Products North America

Mark Hoffman 1952
President & CEO

Jay Mutschler 1952

COO Office Products U.S.

Robert VanHees 1969

CFO

Office Products Europe

Peter Ventress 1960

President & CEO

Rob Peters 1966

CFO

Office Products Australia

Grant Harrod 1962

Managing Director & CEO

Grant Logan 1952

CFO

Office Products Global Merchandising

Ron Lalla 1958

Executive Vice-President

ASAP Software

Paul Jarvie 1952

President

Graphic Systems

Carl Thomas 1947

President

Gerhard Nijhuis 1949

Financial Director

2                 The Business

13           The Company

13           General information

13           Structure

13           History

14           Strategy

14           Industry context

17           Group Financial Review

26           Overview of Business Segments

26           Office Products

36           Graphic Systems

•  The Company

General information

Buhrmann is one of the world’s leading suppliers of office products to businesses and institutions, operating primarily under the brand name Corporate Express. Our proprietary distribution network spans North America, Europe and Australia. We also supply desktop software, graphic equipment and related services. In 2006 our nearly 19,000 employees – working from more than 300 locations in 20 countries – generated annual sales of €6.3 billion.

As a specialised services and distribution company, we provide a wide range of business products that are essential to our customers in their daily work. These products include traditional office products, such as print and forms, promotional articles, furniture and desktop software, as well as non-traditional office products such as facility supplies. In response to a growing demand from our customers, we offer a single-source supply solution – a ‘one-stop shop’ – that helps them streamline their purchasing efforts resulting in reduced ‘total cost of ownership’.

The majority of our office products are sold through contracts with major companies with which Buhrmann has integrated eCommerce systems, including customised Internet sites. Over 40% of our office products are sold via eCommerce channels. eCommerce reduces customers’ transaction costs significantly and speeds up their ordering process by enabling them to select and order products on-line.

Structure

Buhrmann NV – the parent company of a group of subsidiary companies – conducts its business on a global basis. Our significant subsidiaries are listed on page 169. All subsidiaries are wholly owned, except for Corporate Express Australia Ltd and Corporate Express New Zealand Ltd, in which Buhrmann owned a 53% interest of year end.

Buhrmann has five divisions, reflecting a customer-focused and sales-driven structure:

•          Our Office Products division in North America, ‘Corporate Express North America’, includes the activities of Corporate Express in the United States and Canada.

•          Our Office Products division in Europe, ‘Corporate Express Europe’, covers the activities of Corporate Express and its partners in 26 European countries.

•          Our Office Products division in Australia, ‘Corporate Express Australia’, covers the activities of Corporate Express in Australia and New Zealand.

•   ASAP Software, which operates mainly in North America, with an affiliate in France covering Europe.

•   The Graphic Systems businesses, which operate in six countries in Europe.

Each division has its own management which reports to Buhrmann’s Executive Board. The North American Division manages Corporate Express North America and ASAP Software. The European Division manages the Corporate Express businesses in Europe and the Australian Division manages the Australian/New Zealand businesses. The Graphic Systems Division manages companies in six European countries plus the Veenman Group (which up to 2006 is reported under Office Products Europe). The Corporate Centre, which is primarily located in Amsterdam, the Netherlands, supports these Divisions and the Executive Board. Corporate costs are not allocated to the business but reported as a separate activity.

History

In 1875 the Koninklijke Nederlandsche Papierfabrieken NV (KNP) was incorporated. From these origins as a paper producer it has evolved into Buhrmann NV.

In 1993 KNP merged with Bührmann-Tetterode NV and VRG-Groep NV. The resulting conglomerate, NV Koninklijke KNP BT (KNP BT) offered paper and packaging products, business services and a variety of other distribution activities.

During 1997 and 1998, following the divestment of the packaging activities and the paper manufacturing subsidiaries, the remaining business services and distribution services were renamed Buhrmann NV.

In 1999, Buhrmann complemented its office products activities with the acquisition of Corporate Express. Operating in North America, Europe and Australia, Corporate Express ran a distribution business for office and computer supplies, office furniture, imaging and computer graphic supplies as well as desktop software (ASAP Software). In 2001, Buhrmann strengthened its office products activities with two acquisitions: the North American office products business of USOP and the European office products division of Samas.

In 2000, Buhrmann divested its Information Systems Division and in 2003 Paper Merchanting Division was sold to Australian-based PaperlinX Limited to strengthen its capital structure and narrow its focus on the office products market.

Between 2003 to 2005, Buhrmann restructured its capital structure with a number of separate transactions, most notably the repurchase from two private equity parties of all of its issued and outstanding Preference Shares C.

A number of smaller acquisitions were made, most notably the Scandinavian office products company Andvord Tybring-

Gjedde (ATG), which was acquired and merged with the European activities of Buhrmann in 2006.

Strategy

As a services and distribution company, we aim to provide a wide range of business products that are essential to our customers in their daily work. We work on a business-to-business basis and use direct distribution to help our customers reduce their process-related procurement costs. We have a strong technological focus and use eCommerce systems, including customised Internet sites, to streamline the supply chain.

We are committed to delivering sustainable and profitable growth. We aim to achieve this growth primarily organically by gaining market share in the large account segment that represents around 80% of our sales and a number of strategic initiatives. In addition to sales growth, we believe that our strong market positions and our ongoing focus on cost control will continue to drive our profitability.

One initiative for growing sales is by looking beyond the large account segment and seeking further opportunities in the high-end of the mid-market segment. Supply to the mid-market is still highly fragmented and we offer mid-market companies an excellent service as a single-source supplier.

Another initiative for growing sales and securing a greater share of our customers’ spend is by broadening our product range. By offering traditional office products, such as print and forms, promotional articles, furniture and desktop software, as well as non-traditional office products, such as facility products, we are meeting a wider set of needs among our customer base. This helps us position Buhrmann as the preferred single-source supplier towards our customers. Our innovative systems streamline their ordering, which reduces the cost and effort of managing multiple suppliers. There is an increasing trend among large companies to outsource non-strategic tasks and in this area our business is growing steadily.

As we focus on generating profitable sales growth, we have also identified a number of ways to improve our margins. We have developed a successful range of private brand products, notably the Corporate Express brand, through which we deliver customers competitive alternatives to well-known branded products.

Additionally, our preferred supplier programme is helping us to focus our procurement efforts on a reduced group of suppliers. This process is being reinforced by a global sourcing initiative through which we are sourcing high-quality products at competitive prices from emerging markets.

For a discussion of the risks associated with the implementation of the Company’s strategy, see pages 70 to 73.

Industry context

Buhrmann does business primarily in the office products market. The market for office products and other consumables is fragmented in the middle and lower segments, yet increasingly consolidated at the top. Given that a high proportion of costs are fixed sequentially, margin improvements depend mainly on business growth, internal efficiency and economies of scale.

Market segmentation

The business consumable market is served by numerous players of all sizes and with a variety of business models. These include copier resellers, manufacturers of office products with direct distribution capabilities, paper merchants and other distributors with adjacent activities, supermarket chains and general department stores. When it comes to dedicated distributors of office products however, the market is divided into direct distributors, mail order and retail outlets. Buhrmann operates primarily as a direct distributor, using the brand name Corporate Express.

Direct distributors

The direct distributor’ channel is subdivided into larger and smaller players. The key differentiators are geographical spread and a reliance on wholesalers, both for supply and for maintaining inventories.

Contract distributors (such as Corporate Express) serve primarily customers with a high number of office workers, often in a number of locations, mostly on the basis of exclusive multi-year contracts. Customers are generally guaranteed next-day delivery, provided with advanced IT and eCommerce options, and given access to private brands. Due to the higher service levels and lower total cost of ownership that are offered, contract distribution is the most frequently used channel for medium-sized and large companies in the office products markets.

In the top segment of the market, which has traditionally been Buhrmann’s core strength, there are very few large players who are able to provide the required level of service. The range of products a single distributor supplies to customers in this segment is being extended.

Transactional distributors generally serve medium and small business customers in a limited geographical area without formal contracts. Most of these companies are relatively small and carry a limited range of products in stock and use wholesalers extensively. Some of these distributors operate as ‘stock less dealers’ relying entirely on wholesalers for their fulfilment.

Mail order

Mail order – the distribution of catalogues, using database marketing – caters mainly to small- and medium-sized companies and privates. While their procurement and order fulfilment functions are similar to contract stationers, direct marketers offer a narrower assortment of products, sell primarily through catalogues rather than a direct sales force and generally use generic third parties to deliver products.

Retail outlets

Retail outlets, which require locations accessible by individual customers, generally serve private individuals and small businesses. Customers obtain their products at the retail outlet which often offers a somewhat different range of products than in the business-to-business channels. Activities in this channel require significant real estate positions including the related financial commitments.

Competitive factors

Buhrmann operates in a highly dynamic and competitive marketplace, particularly because competition is not limited to market participants with a specific position in a channel. Also, within each channel there are multiple players who offer different propositions to customers, which creates many alternative solutions for the demand side of the market. More details on competition within our channels are provided in the sections on the Company’s business segments.

The three most significant competitive factors in the office products industry are service (ease of ordering, delivery speed and reliability), price and the efficiency created in terms of the customer’s total procurement costs. Collectively we refer to these factors as the ‘total cost of ownership’.

Larger players have a competitive edge in offering attractive pricing, IT capabilities, geographical footprint, private brands and a wide choice of products. However, service aspects such as fast and complete delivery can be achieved by any sized player, which ensures that competition remains vigorous.

Product quality is less of an issue since all distributors can carry or source the same or similar products. Private brand strategies are also designed to differentiate in this area.

Our Corporate Express business competes successfully in these markets on the basis of its high quality IT and logistics capability, its customised and value added services and the breadth of its assortment. These aspects aim to achieve benefits to customers in terms of managing the ‘total cost of ownership’ when procuring office products.

Seasonality

Our sales correlate with white-collar employment and the average amount spent per employee and have a strong relationship with the number of effective working days in a reporting period. In contrast, certain product categories, such as furniture, do not closely correlate with the amount of working days.

Trends

Customers increasingly seek to control the volume of office products purchased by centralising their contractual arrangements. At the same time, they also expect delivery to multiple locations at a local, regional, national or international level. Attention by our (potential) customers on cost structures leads to decisions to outsource non-strategic tasks such as the procurement of office products.

Therefore, Buhrmann believes that large companies will increasingly see the benefits of using a single-source supplier. This allows them to consolidate purchasing power and create efficiencies by eliminating the internal costs associated with complex, multiple deliveries, multiple invoices and varied ordering procedures. It also allows them to compare, monitor and manage purchasing patterns of departments, locations and business units.

Major players in the industry, including our Corporate Express business, continue to invest in extensive information technology, eCommerce and logistic infrastructures. The low value per order, high order volume, dispersed ordering points and multiple delivery locations require a delicate infrastructure for fulfilling these requirements in an economically sensible way.

Customer relations and marketing

Corporate Express markets and sells its products and services to both contract and non-contract business customers through a network of central account managers and local sales representatives.
Many contract customers enter into agreements that set service levels for certain products over a particular period, typically a minimum of two or three years, after which contracts are rolled over or re-tendered.

Marketing is limited to supporting the trade name, own branding and promotional support of certain products categories.

Supplier relations and merchandising

Most products are purchased directly from manufacturers, who deliver directly to Buhrmann’s distribution or mixing centres. Lower volume items are sourced from various types of wholesalers.

Our strategy has been to establish preferential relations with certain suppliers who can offer mutually attractive supply chain economics, while reducing the number of products per category in our assortment.

To further maximise its purchasing power, Buhrmann has been consolidating, and will continue to consolidate, its purchases from key suppliers. This includes the sourcing of office products sold under private brand names. Our preferred supplier initiative increases our relevance to the suppliers with whom we do business. This leads to improved terms and conditions resulting in lower sourcing costs and working capital.

Notwithstanding these long term supplier relationships, Buhrmann is subject to price changes caused by fluctuating prices of commodities.

IT and logistics

Customers have visibility towards Buhrmann’s product assortment through our online ordering systems and printed catalogues.

Orders are placed via a variety of eCommerce systems or by traditional telephone, fax or mail. Buhrmann’s larger distribution centres have on average over 10,000 stock keeping units. Orders for items in stock are routed to the appropriate distribution centre for order fulfilment. Orders for items that are not part of the regular stock are usually transmitted electronically to vendors or wholesalers for delivery to our distribution centres or directly to a customer.

Buhrmann is usually able to acquire most items that are not available within its own inventory in the same ordering timeframe as stock items. These are then shipped with the items in-stock. First time fill rates are generally around 98%.

Buhrmann’s advanced logistics system is key to its efficient distribution network, which allows for next-day delivery in all of its office products markets.

In general, Buhrmann operates from a single regional distribution centre that supports multiple distribution breakpoints. A combination of owned vehicles and third-party delivery services are used to deliver office products.

•                  Group Financial Review

Comparison 2006 and 2005

Major events in 2006 and 2005

The Financial Review should be considered in light of the following, major events:

2006

In March, we announced the organisational restructuring of Corporate Express North America. The geographic profit centre approach was replaced by a product line and customer segment driven organisation. For this restructuring and the centralisation of back office functions in North America announced in 2005, provisions were recorded in 2006 which are presented as special items.

In September the acquisition of Andvord Tybring-Gjedde (ATG), the leading office products group in the Nordic region, was completed. Total purchase consideration for the acquisition of ATG was €246 million, which was financed by borrowings under existing debt facilities.

Also some smaller acquisitions in Europe, Australia and North America were made, of which Coastwide Laboratories, Inc. in the USA and The Educational Experience Pty Ltd. in Australia were the most significant.

2005

On 31 March, the repurchase of all of the issued and outstanding Preference Shares C was completed for an aggregate purchase price of US$520 million in cash. To fund this transaction, Buhrmann issued 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) with an aggregate principal amount of US$150 million in February 2005. An amount of €250 million was raised by a discounted rights issue of 39.3 million ordinary shares in March 2005.

The next most significant special item that was recorded was the restructuring of customer care and back-office activities in North America.

Key figures

in millions of euro, unless stated otherwise	2006	2005	Change in %	Change at constant rates(1)

Net sales	6,306	5,890	7.1%	7.6%
Gross contribution	1,884	1,776	6.1%	6.5%
Operating expenses	[1,632 ]	[1,544 ]	5.7%	6.2%
Operating result	252	232	8.6%	9.0%
Gross contribution as a percentage of net sales	29.9%	30.1%
Operating expenses as a percentage of net sales	25.9%	26.2%
Operating result as a percentage of net sales	4.0%	3.9%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Critical accounting policies and estimates

Our main accounting policies are set out in Note 2 to our Financial Statements. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent assets and liabilities. If actual amounts or estimates are different than previously estimated, the revisions are included in the Company’s results or equity for the period in which the revised amounts become known. The accounting policies and estimates that are most critical in determining the presentation of operating results and financial condition and which require subjective or complex judgments from management are listed in Note 3 to our Financial Statements.

Our Financial Statements are based on IFRS and differ, in certain aspects, from how they would appear if prepared in accordance with US GAAP. For a discussion of these differences and a reconciliation of net result and shareholders’ equity from IFRS to US GAAP, please see Note 38 to our Financial Statements included in this Annual Report.

Comparison of the results

Our business delivered profitable sales growth, primarily driven by our success in selling an increasingly wide selection of products to our customer base, while achieving benefits from our merchandising and global sourcing initiatives. Operating expenses remained well-controlled but were unfavourably impacted by one-off costs mainly related to the streamlining of the organisation in North America.

Net sales

Net sales for the Buhrmann Group increased by 7.1% to €6,306 million in 2006, from €5,890 million in 2005. At constant exchange rates the increase was 7.6%. Net sales on an organic basis increased 6%.

Overall market conditions were favourable with higher levels of white-collar employment and increased average spend on office products per employee. However, economic growth in North America slowed during the second half of the year. Markets in Europe improved gradually during the course of the year with still significant differences between individual countries.

We put more focus on the profitability of sales growth in the large account segment. We were pleased that our initiatives in the mid-market segment started to pay off. In North America, our internal focus on the streamlining of the sales activities impacted new business generation negatively resulting in a reduced organic growth rate in the last months of the year.

The success of our product range extension was particularly reflected in strong sales growth in facility supplies, helped by the acquisition of Coastwide Laboratories in May of this year and improved performance in document and print management. In Australia we acquired Educational Experience, an educational supplies business, and also completed some other relatively small acquisitions.

Our position in Europe was considerably strenghtened by the acquisition of ATG, that held a leading position in the Nordic region. ASAP Software continued to invest and focus on growth opportunities in the small and medium-sized business segment. Graphic Systems doubled its operating result mainly by achieving 11.8% sales growth, while keeping cost under control.

The table presents a calculation, on an organic basis, of the development of net sales for the Group(1).

in millions of euro, unless stated otherwise	2006		2005		Change in %

Net sales	6,306		5,890
Effect of currency exchange rate movements	—		[28	]
Net sales at constant exchange rates	6,306		5,862		8%
Acquisitions and divestments	[155	]	25
Adjustment for ‘imputed sales’	364		307
Variation in the number of working days	26		—
Net sales on an organic basis	6,542		6,194		6%

(1)See ‘Organic’ sales analysis on page 2.

Gross contribution

Gross contribution increased by 6.5% at constant exchange rates. As a percentage of net sales, gross contribution showed a decline from 30.1% in 2005 to 29.9% in 2006. Gross contribution was unfavourably impacted by price erosion following re-tendering and new contract wins in a very competitive market place and paper purchase price increases that could only be passed on to customers on a delayed basis as well as the negative impact of the change in product mix. Also we experienced higher shares of lower margin large accounts and lower margin product categories such as computer supplies and an adverse business mix (i.e. strong growth in Graphic Systems which realises relatively lower margin levels). These margin pressures could be partially offset by the benefits from our private brands and merchandising initiatives as well as overall margin management.

Operating result

Operating result of the Group increased 8.6% from €232 million in 2005 to €252 million in 2006. At constant exchange rates the increase was 9.0%. Operating result as a percentage of net sales increased to 4.0%.

The increase in operating result was due to the increase in gross contribution of 6.5% at constant exchange rates which was partially offset by an increase in operating expenses of 6.2% at constant exchange rates (see also the Overview of the Business Segment).

Total share-based payment charges amounted to €8 million in 2006 (€7 million in 2005) and were allocated to the business segments. Corporate operating expenses, not allocated to the business segments, were €4 million in 2006 compared to €12 million in 2005 due to favourable pension income and lower incidental expenses.

Regarding pensions, total operating expenses included income of €22 million in 2006 and €18 million in 2005 mainly related to the financing portion (interest cost less expected return on plan assets) of the pension plan in the Netherlands, which is by far the largest defined benefit plan in the Group. Of this income approximately €20 million in 2006 and €17 million in 2005 is included in Corporate operating expenses relating to the inactive participants in this plan. The assumptions used to calculate the pension income and benefit obligations of this plan are listed in Note 20 of the Financial Statements. A change in the assumptions used to calculate the pension obligation and related costs (service cost and interest cost) resulted in a higher net pension income of approximately €2 million in 2006. The average expected rate of return on plan assets for the Dutch plan was 6.6% in 2006 and 7.0% in 2005. The effect of a lower rate on expected return on plan assets, which is included in the calculation of net pension income, was offset by a higher fair value of the plan’s assets in 2006 compared to 2005. The actual return on plan assets of the pension plan in the Netherlands, after investment fees and administration expenses, was 7% in 2006 and 15% in 2005.

Special items included in operating expenses in 2006 and 2005

In 2006, we incurred in total €35 million in one-off costs, such as double running and relocation expenses, for the centralisation of back-office functions and the streamlining of the organisation in North America. We also recorded

€5 million for optimising our facilities in the Benelux and the further restructuring of Veenman Germany.

In 2005, in the Office Products North America business segment we recorded a €10 million charge for the centralisation of local administrative operations such as credit and collections and customer care and a charge of €4 million was recorded in the Office Products North America business segment to settle with the U.S. Department of Justice allegations that Corporate Express Office Products submitted false claims in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreements Act. Further, restructuring charges of €8 million were recorded related to the German furniture business, Veenman Germany and Corporate Express Benelux.

Excluding these special items, operating expenses would have increased 5.0% at constant exchange rates and operating result would have increased 15.6% on the same basis.

Financial items

in millions of euro	2006		2005

Refinancing expenses	—		[85	]
Other financing expenses	[97	]	[106	]
Subsequent result from disposal of operations	7		5
Taxes on special items and special tax items	14		3
Other taxes	[35	]	[28	]
Total financial items	[110	]	[211	]

Financing expenses related to refinancing

In 2006 no expenses were recorded relating to refinancing activities. In 2005 Buhrmann placed the 2015 Notes, the proceeds of which were used to repurchase the Preference Shares C, together with a discounted rights issue which raised €250 million. The expenses related to the placement of the 2015 Notes and the discounted rights issue have been recorded as a deduction from the proceeds and have not been recorded in the income statement. The repurchase of the Preference Shares C resulted in a charge of €85 million in 2005. This special item constitutes the difference between the value paid and the book value of the liability and conversion option which were both recorded as debt.

Other financing expenses

in millions of euro	2006		2005

Cash interest expenses	[73	]	[64	]
Interest income	3		3
Dividend Preference Shares	[11	]	[19	]
Non-cash interest	[10	]	[8	]
Exchange results due to translation of long-term internal and external borrowings	[5	]	[18	]
Total other financing expenses	[97	]	[106	]

Cash interest expenses in 2006 were up €9 million, mainly as a result of the financing of the acquisition of ATG. Non-cash interest includes amortisation cost related to long-term borrowings, such as the imputed interest on the convertible bond, and amortisation of capitalised financing costs.

The exchange results in 2006 relate to translation differences on the mismatch between intercompany loans that do not qualify as permanent investments and the currency overlay for our external debt. The exchange results in 2005 include a similar mismatch but relate, predominantly, to the Preference Shares C which were denominated in US$ and translated into euro.

The accrual for dividend on Preference Shares decreased due to the repurchase of the Preference Shares C in March 2005.

Subsequent result from disposal of operations

In 2006 a pre-tax (non-cash) benefit of €9 million (€6 million net of tax) was recorded as an accounting consequence of transferring pension assets and liabilities from Buhrmann’s Dutch pension fund following the divestment of our former Paper Merchanting Division in 2003. An amount of €1 million was released from provisions related to divestments of prior years. The release in 2005 of €5 million relates to Buhrmann’s former subsidiary Kappa Packaging which was divested in 1998.

Taxes

Our international operations are subject to income taxes of different jurisdictions with varying statutory tax rates. Buhrmann’s effective tax rate was 12% in 2006 and 15% in 2005. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and expenses related to the preference shares, as these dividends are non-tax deductible (for a detailed calculation of the effective tax rate, see Note 12 to the Financial Statements).

The tax expense of €21 million in 2006 includes a benefit of €10 million as the result of the settlement of tax disputes, further recognition of deferred tax assets on the increased future earnings capacity amongst others as a result of the increased surplus status of our Dutch pension scheme and lower net deferred tax liabilities due to the enacted change of the statutory corporate income tax rate in the Netherlands as per the fiscal year 2007 (from 29.6% to 25.5%).

In 2005, taxes include a €4 million benefit due to the further recognition of deferred tax assets.

Net result

in millions of euro	2006		2005

Operating result	252		232
Total financial items	[110	]	[211	]
Net result	142		21
Attributable to:
•Holders of ordinary shares
Buhrmann NV	123		2
•Minority interests in Group companies	19		19

Minority interests represent the 46.5% (2005: 46.9%) share at year-end of third-parties in the net result of Corporate Express Australia Ltd. In April 2005, Corporate Express Australia completed its off-market share buy-back. Buhrmann chose not to participate in the buy-back, thereby raising its interest in Corporate Express Australia to 53.1%. As a result of Corporate Express Australia’s on-market share buy-back in 2006, Buhrmann’s share increased further, from 53.1% to 53.5%.

Net result attributable to holders of ordinary shares

The net result of €123 million attributable to shareholders of Buhrmann NV in 2006 translates to basic earnings per share (eps) of €0.68. Excluding the tax-adjusted impact of special items, exchange results due to the mismatch between intertercompany borrowings and external borrowings as reported under net financing costs, and other adjustments, net result in 2006 would have amounted to €147 million, compared to €118 million in 2005, a 24% increase, representing €0.82 per ordinary share in 2006, compared to €0.70 in 2005.

In line with the Dividend Policy, a dividend has been proposed of €0.21 per share.

Liquidity

Buhrmann’s liquidity requirements arise primarily from the need to fund the expansion of its business in the form of working capital requirements, capital expenditure and restructuring or similar projects. Buhrmann’s primary source of liquidity is cash generated from operations. The following table sets forth the cash flow movements for the periods indicated.

in millions of euro	2006		2005

A Net cash provided by operating activities	232		232
B Net cash used in investing activities	[381	]	[86	]

A+B Cash flow available for financing activities	[149	]	145

C Net cash provided by/(used in) financing activities	103		[199	]
A+B+C Net cash flow	[45	]	[54	]

Net cash provided by operating activities

Operating result adjusted for non-cash items (such as depreciation of tangible fixed assets, amortisation of internally used software and intangible assets and additions/releases of provisions) was €23 million higher in 2006 compared to 2005.

Working capital increased by €56 million in 2006 in comparison with an increase of €51 million in 2005. As a percentage of net sales, working capital (four-quarter rolling average) increased to 9.3% as a consequence of the growth of our business and structurally increased inventory levels reflecting an extended supply chain due to the increased direct sourcing out of Asia.

Profit tax payments were €2 million higher and other operational payments (such as for restructuring) were €10 million higher in 2006 compared to 2005. Payments regarding the defined benefit pension plans of €13 million were €4 million higher than in 2005, including an additional contribution in the UK scheme of £3.8 million partially offset by reduced payments towards the Dutch scheme.

The net effect was an amount of €232 million of cash provided by operating activities in 2006, the same amount as in 2005.

Net cash used in investing activities

Net capital expenditure of €78 million in 2006 was €14 million higher than in 2005 (€64 million).

A significant portion of our capital expenditure relates to the development of information technology, eCommerce and logistics systems.

Cash used for acquisitions amounted to €303 million in 2006, mainly related to the acquisition of ATG and to a lesser extent to that of Coastwide Laboratories in the USA and a number of smaller acquisitions. In 2005, cash used for acquisitions amounted to €20 million relating to several small asset acquisitions (in the Office Products North America business segment and in the Office Products Australia business segment).

Net cash used in financing activities

In 2006 Buhrmann acquired ATG for a total consideration including debt of €278 million (excluding debt and including fees a purchase consideration of €246 million), which was financed by borrowings under existing debt facilities. Mainly as a result of the increased borrowings, interest expenses in 2006 were up €9 million.

In 2005, Buhrmann placed the 2015 Notes with an aggregate principal amount of US$150 million. The net proceeds of the 2015 Notes were US$142 million (€110 million), after deduction of transaction expenses. Buhrmann also executed a discounted rights issue which raised €239 million, after deduction of transaction expenses. The proceeds of the 2015 Notes and discounted rights issue were used to finance the repurchase of the Preference Shares C for US$520 million (€401 million).

In both 2006 and 2005 Buhrmann paid cash dividends on its Preference Shares A of €11 million. All Preference Shares C were repurchased in 2005.

In 2006 Buhrmann paid €15 million of dividends on its ordinary shares (2005: €12 million) which is about 48% of the total dividend declared on ordinary shares. The dividend was paid out in stock or cash at the option of the shareholder.

Payments to minority shareholders were €10 million in 2006 and €31 million in 2005. This includes dividends paid to minority shareholders of Corporate Express Australia and the buy-back by Corporate Express Australia of its own shares in both 2006 and 2005 in which Buhrmann did not participate.

Net cash flow

The resulting net cash flow was negative €45 million in 2006 compared to negative €54 million in 2005, reflected in the movements in net liquid funds.

Trend information

Our 2006 performance underlines our ability to generate profitable sales growth. We benefited from our continuing investments in future growth opportunities and initiatives to streamline the organisation. As a global player in fragmented markets, we are increasingly taking advantage of the trend of large companies to outsource and consolidate non-strategic tasks, such as procurement of office products. We are positive about prospects for sales growth based on our expectations of continued favourable macroeconomic trends.

•                  Group Financial Review

Comparison 2005 and 2004

Major events in 2005 and 2004

The Financial Review should be considered in light of the following major events:

2005

See page 17 for major events in 2005.

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

We increased our market share in the large account business segment, benefiting from our single-source supplier concept and continuing investments in advanced logistics and eCommerce solutions. Our mid-market initiative contributed positively to sales growth albeit to a lesser extent. The net sales growth has been supported by positive economic conditions in North America and Australia. In these markets sustained growth was underwritten by a gradual growth of white-collar employment.

Key figures

in millions of euro,				Change at
unless stated otherwise	2005	2004	Change in %	constant rates(1)

Net sales	5,890	5,553	6.1%	5.4%
Gross contribution	1,776	1,671	6.3%	5.6%
Operating expenses	[1,544 ]	[1,456 ]	6.0%	5.5%
Operating result	232	214	8.2%	6.7%
Gross contribution as a percentage of net sales	30.1%	30.1%
Operating expenses as a percentage of net sales	26.2%	26.2%
Operating result as a percentage of net sales	3.9%	3.9%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

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

The table presents a calculation, on an organic basis, of the development of net sales for the Group(1).

in millions of euro,				Change
unless stated otherwise	2005		2004	in %

Net sales	5,890		5,553
Effect of currency exchange rate movements	—		19
Net sales at constant exchange rates	5,890		5,572	8%
Acquisitions and divestments	[12	]	18
Adjustment for ‘imputed sales’	302		243
Variation in the number of working days	24		—
Net sales on an organic basis	6,204		5,833	6%

(1) See ‘Organic’ sales analysis on page 2.

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

Financing expenses; taxes; other financial items

in millions of euro	2005		2004

Financing expenses related to refinancing	[85	]	[35	]
Other financing expenses	[106	]	[92	]
Subsequent result from disposal of operations	5		6
Taxes on special items and special tax items	3		18
Other taxes	[28	]	[5	]
Total financing items	[210	]	[107	]

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

Other financing expenses

in millions of euro	2005		2004

Cash interest expenses	[64	]	[68	]
Interest income	3		3
Dividend Preference Shares	[19	]	[42	]
Non-cash interest	[8	]	[8	]
Exchange results due to translation of long-term internal and external borrowings	[18	]	23
Total other financing expenses	[106	]	[92	]

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

In 2004, taxes included a benefit due to the release of tax provisions of €8 million as a result of finalised tax assets. In 2004, a benefit was also included of €14 million related to the refinancing of the US$350 million 2009 Notes and a benefit of €6 million was included for the fiscal finalisation of the divestment of the paper merchanting division.

Net result

in millions of euro	2005		2004

Operating result	232		214
Total financing items	[211	]	[107	]
Net result	21		107
Attributable to:
•Holders of ordinary shares Buhrmann NV	2		90
•Minority interests in Group companies	19		18

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

After considering the nature of the special items and the exchange results due to the translation of long-term internal and external borrowings in determining the base used to calculate the dividend, a dividend was proposed and paid of €0.17 per share.

Liquidity

Buhrmann’s liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring. Buhrmann’s primary source of liquidity is cash generated from operations. The table sets forth the cash flow movements for the periods indicated.

in millions of euro	2005		2004

A Net cash provided by operating activities	232		276
B Net cash used in investing activities	[86	]	[85	]
A+B Cash flow available for financing costs	145		191
C Net cash used in financing activities	[199	]	[177	]
A+B+C Net cash flow	[54	]	14

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

Net cash used in financing activities

In 2005, Buhrmann placed the 2015 Notes with an aggregate principal amount of US$150 million. The net proceeds of the 2015 Notes were US$142 million, (€110 million) after deduction of transaction expenses. Buhrmann also executed a discounted rights issue which raised €238 million, after deduction of transaction expenses. The proceeds of the 2015 Notes and discounted rights issue were used to finance the repurchase of the Preference Shares C of US$520 million (€401 million).

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

•                  Overview of Business Segments

Office Products North America

Highlights in 2006

•                  Streamlining operations, creating a customer-focused, sales-driven organisation

•                  Centralisation of customer care function

•                  Acquisition of Coastwide Laboratories strengthening our facility supplies

Priorities for 2007

•                  Progress the single-source concept at our customer base

•                  Emphasise margin management in large accounts segment

•                  Deliver on the mid-market approach

www.corporateexpress.com

Key figures

in millions of euro,			Change	Change at
unless stated otherwise	2006	2005	in %	constant rates(1)

Net sales	3,182	3,047	4.4%	4.7%
Gross contribution	1,074	1,054	1.9%	2.2%
Operating expenses	[943 ]	[911 ]	3.5%	3.9%
Operating result	131	143	[8.2%]	[8.6%]
Gross contribution as a percentage of net sales	33.7%	34.6%
Operating expenses as a percentage of net sales	29.6%	29.9%
Operating result as a percentage of net sales	4.1%	4.7%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Introduction

Headquartered in Broomfield, Colorado, our business is one of the largest business-to-business suppliers of office products and related services in North America. This Division carries out its activities under the Corporate Express trade name. In addition to the U.S. and Canadian office products businesses, we run operations for promotional marketing (PROMO), document and print management (DPM) and imaging and computer graphic supplies (ICGS).

Corporate Express North America manages a dynamic assortment of about 50,000 items from some 180 locations (including 38 distribution centres). It operates approximately 1,100 dedicated delivery vehicles and has around 10,000 employees, including 1,400 sales representatives.

Business strategy

Corporate Express North America aims to consolidate its leading position in the large account business, which currently represents over 80% of sales. The business also aims to further increase sales in the very sizeable mid-market sector.

The business continues to leverage its distribution channel by extending its product range. Corporate Express North America focuses particularly on the fragmented facility supplies market. In 2006, double-digit organic sales growth was achieved for facility supplies. This growth was supplemented by the acquisition of the US$45 million sales facility products distributor Coastwide Laboratories in May 2006. This company sells amongst other the ‘sustainable earth’ range of cleaning products which is now being rolled out across the US.

Corporate Express North America is pursuing various sourcing initiatives including forming partnerships with key suppliers on a global basis in order to strengthen category management, utilise inherent purchasing power and expand private brands where it makes economic sense. The aim is to increase sourcing potential, brand awareness and customer loyalty as well as to improve margins.

Competition

Corporate Express North America believes that customers in the office market prefer to deal directly with large value-added office products suppliers. These can provide the lowest total cost of managing their office products needs, while guaranteeing high levels of service, convenience and rapid delivery. From this perspective, the largest competitors are the business services activities of OfficeMax, Office Depot, and Staples. These businesses – and many smaller, often regional, office products distributors and other businesses which are penetrating the office products market – compete for the contracts or other arrangements to sell office products to many of the same kinds of customers as Corporate Express does.

Financial review

Comparison of 2006 and 2005

Net sales

Net sales of Office Products North America increased 4.4%, from €3,047 million in 2005 to €3,182 million in 2006. At constant exchange rates the increase was 4.7%. On an organic basis, sales increased 4%.

Market conditions in North America remained favourable with higher levels of white-collar employment and increased average spend on office products per employee. However, economic growth slowed during the year.

2006 was a year of considerable change for Office Products North America. The U.S. Office Products organisation was transformed from a geographical profit centre structure to a product line and customer segment driven organisation. In addition to the streamlining of the organisation, U.S. Office Products centralised administrative operations, such as credit and collections and customer care operations to drive cost-efficiencies and enhance customer experience by improving service and execution of marketing and sales initiatives. By making these changes, Office Products North America invested in its long-term health. However, the internal focus on completing these streamlining and centralisation activities impacted new business generation negatively.

The growth in organic sales was driven by strength in large account business while we increased focus on the profitability of this segment. Sales growth in the mid-market resumed and improved on a relative basis following our investment in people, focused organisation structure and fine-tuned market approach.

We saw strong sales growth in facility supplies, helped by the acquisition of Coastwide Laboratories in May of this year, and profitability growth in document and print management. Canada showed a consistent strong performance and completed four minor acquisitions. Lastly, our promotional products company expanded in the UK with a small acquisition. Our private brands programme in North America represented 28% of office products sales compared with 25% over 2005.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,					Change
unless stated otherwise	2006		2005		in %

Net sales	3,182		3,047
Effect of currency exchange rate movements	—		[9	]
Net sales at constant exchange rates	3,182		3,038		5%
Acquisitions and divestments	[21	]	23
Adjustment for ‘imputed sales’	7		7
Variation in the number of working days	16		—
Net sales on an organic basis	3,184		3,068		4%

(1) See ‘Organic’ sales analysis on page 2.

Gross contribution

Gross contribution increased by 2.2% at constant exchange rates. As a percentage of net sales, gross contribution decreased to 33.7% from 34.6%. The decline was caused by the impact of price-erosion following re-tendering and new contract wins in a very competitive market place and paper purchasing price increases that could only be passed on to customers on a delayed basis. We also experienced a negative mix due to higher shares of lower margin large accounts and lower margin product categories. These margin pressures could be partially offset by the benefits from our private brands and preferred supplier initiatives.

Operating result

Operating result benefited from a higher gross contribution, albeit at a lower percentage of net sales, but was negatively impacted by one-off operating expenses, such as double running and relocation costs related to the organisational streamlining and centralisation of the North Amercian operations. These one-off and restructuring costs amounted to €35 million in 2006 and €10 million in 2005. In the fourth quarter of 2005 we recorded a charge of €4 million to settle with the Department of Justice allegations that Corporate Express submitted false claims in connection with the sale of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreement Act.

Operating result declined from €143 million in 2005 to €131 million in 2006. Excluding the impact of the aforementioned one-off costs, operating expenses increased 1.5% at constant rates, mainly as a result of ordinary cost inflation, higher warehousing and delivery expenses due to higher sales volumes partially offset by an estimated US$19 million of savings from the centralisation and streamlining projects.

Comparison of 2005 and 2004

Key figures

in millions of euro,			Change	Change at
unless stated otherwise	2005	2004	in %	constant rates(1)

Net sales	3,047	2,869	6.2%	5.7%
Gross contribution	1,054	991	6.4%	5.9%
Operating expenses	[911 ]	[849 ]	7.3%	6.9%
Operating result	143	141	0.9%	0.0%
Gross contribution as a percentage of net sales	34.6%	34.5%
Operating expenses as a percentage of net sales	29.9%	29.6%
Operating result as a percentage of net sales	4.7%	4.9%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

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

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,				Change
unless stated otherwise	2005		2004	in %

Net sales	3,047		2,869
Effect of currency exchange rate movements	—		12
Net sales at constant exchange rates	3,047		2,882	6%
Acquisitions and divestments	[3	]
Variation in the number of working days	12		—
Net sales on an organic basis	3,056		2,882	6%

(1) See ‘Organic’ sales analysis on page 2.

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

•                  Overview of Business Segments

Office Products Europe

Highlights in 2006

•                  Sales growth across Europe; starts to deliver substantial improvement in profit

•                  Major acquisition of ATG: expansion into the Nordic region

•      Centralising of merchandising function, realising margin benefits

Priorities for 2007

•      Drive sales organically in all segments including range extensions

•      Implementation of our European IT strategy

•      Improving efficiency in our infrastructure

www.corporateexpress.info

Key figures

in millions of euro,				Change	Change at
unless stated otherwise	2006	2005		in %	constant rates(1)

Net sales	1,096	948		15.7%	15.6%
Gross contribution	365	309		18.2%	18.1%
Operating expenses	[349 ]	[309	]	13.0%	13.0%
Operating result	16	[0	]
Gross contribution as a percentage of net sales	33.3%	32.6%
Operating expenses as a percentage of net sales	31.8%	32.6%
Operating result as a percentage of net sales	1.4%	[0.0	]%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Introduction

With its headquarter in Amsterdam, Office Products Europe is a major distributor of business-to-business supplies. Together with its partners, it operates in 26 countries, forming a strong pan-European network. Business is mainly conducted under the name Corporate Express employing around 4,400 people, with around 130 locations. The stand alone document and copier business operates under the name Veenman and is reported under this business segment. Veenman is active in the Netherlands and Germany only with around 550 employees.

Business strategy

Corporate Express Europe aims to grow its business through a ‘differentiated sales approach’, which means it tailors its sales strategy to the different types of customer the company is targeting. For example, an international account management approach is frequently used for large international companies, while direct marketing is more appropriate for small office and home office operations. Corporate Express Europe continues to harmonise its European business and operations. It is integrating its international account management systems to strengthen its position as a full-service supplier of office products and related services to businesses and institutions. Certain functions, such as merchandising, international account management, international category management, eCommerce management and increasingly IT support, have recently been centralised operating at a European level.

Competition

The office products industry in Europe is highly fragmented with no single company accounting for more than 10% of the total market. Corporate Express Europe, which offers a wide variety of products and services, frequently competes against companies that focus on only a few products or categories of products within one or only a few countries or even regions. From a pan- European perspective, Corporate Express’s principal competitors include Lyreco and Office Depot. In addition, Corporate Express faces competition from various direct marketing companies and, in many countries, relatively strong local distributors.

Financial review

Comparison of 2006 and 2005

Net sales

Markets in Europe improved gradually during the course of the year with still significant differences between individual countries. Our Office Products Europe business segment was able to realise promising sales growth. This was underpinnend by the acquisition of ATG, the leading office products group in the Nordic region, providing us with a stronger platform for profitable growth. In addition, we acquired the Spanish company Ofiexpress in the first half marking our entry in this market.

Net sales increased from €948 million in 2005 to €1,096 million in 2006, an increase of 15.6% at constant exchange rates. Organically, net sales growth was 5%. Sales growth was driven mainly by the large account business while the mid-market performance started to improve in most product categories.

Almost all operating companies contributed to the sales growth. The United Kingdom (sales of €160 million) and Benelux (sales of €151 million) in particular showed rewarding sales performances. Our leadership position in Germany (sales of €305 million) was further reinforced, although competitive market conditions warrant attention towards realising a satisfactory gross contribution growth. In addition, most other countries, like France and Ireland, posted strong sales growth. With respect to the Veenman Group (sales of €94 million), Germany deliberately reduced its geographical coverage and limited its losses while the business in the Netherlands continued to deliver profitable growth.

From a product group perspective, computer supplies and facility supplies saw good growth, validating the success of our product line extensions. Sales of our private brands in Europe remained stable at 23% of our office supplies and computer supplies sales.

Sales of ATG since the acquisition date amounted to €101 million which represented 11% growth over the period on a pro-forma basis.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,					Change
unless stated otherwise	2006		2005		in %

Net sales	1,096		948
Effect of currency exchange rate movements	—		1
Net sales at constant exchange rates	1,096		948		16%
Acquisitions and divestments	[113	]	[8	]
Variation in the number of working days	6		—
Net sales on an organic basis	989		940		5%

(1) See ‘Organic’ sales analysis on page 2.

Gross contribution

Gross contribution benefited from the acquisition of ATG, both in absolute and relative terms. Gross contribution increased 18.1% at constant exchange rates from €309 million in 2005 to €365 million in 2006. As a percentage of net sales, gross contribution improved significantly to 33.3% (versus 32.6% last year). In addition to higher margin levels realised by ATG, margin management across Europe and the success of our merchandising programme could more than offset the adverse impact of costs attached to acquiring new customers and negative mix effects such as relatively strong growth in Germany (where lower margin levels are achieved) and higher sales shares of lower margin computer supplies.

Operating result

Operating result improved from break-even in 2005 to a profit of €16 million in 2006 (of which €7 million was attributable to ATG). Whereas gross contribution increased by 18%, operating expenses increased only 13% (mostly due to higher warehousing and delivery expenses related to higher sales volumes). Continued focus on cost control and benefits from various restructuring initiatives were partly offset by cost increases related to a further centralisation of European functions and the effects of cost inflation. We recorded special charges both in 2006 and 2005. In 2006 we recorded €5 million for optimising our facilities for Corporate Express in the Netherlands and a further restructuring of Veenman Germany. In 2005, restructuring charges of €8 million were recorded related to the German furniture business, Veenman Germany and Corporate Express Benelux. Excluding these special charges, operating expenses increased 14% at constant rates and operating result would have improved from €7 million to €20 million.

Comparison of 2005 and 2004

Key figures

in millions of euro,					Change	Change at
unless stated otherwise	2005		2004		in %	constant rates(1)

Net sales	948		914		3.7%	3.9%
Gross contribution	309		307		0.6%	0.8%
Operating expenses	[309	]	[311	]	[0.6 ]%	[0.4 ]%
Operating result	[0	]	[4	]
Gross contribution as a percentage of net sales	32.6%		33.6%
Operating expenses as a percentage of net sales	32.6%		34.0%
Operating result as a percentage of net sales	[0.0	]%	[0.4	]%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

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

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,				Change
unless stated otherwise	2005	2004		in %

Net sales	948	914
Effect of currency exchange rate movements	—	[6	]
Net sales at constant exchange rates	948	908		4%
Variation in the number of working days	2	—
Net sales on an organic basis	950	908		4%

(1) See ‘Organic’ sales analysis on page 2.

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

•                  Overview of Business Segments

Office Products Australia

Highlights in 2006

•      Growth driven by single-source supplier model with addition of educational supplies

•      Above average growth in the mid-market customer segment

•      Successful implementation of Project OneSource maximising business efficiency

Priorities for 2007

•      Grow new lines of business such as educational supplies

•      Strengthening of the customer focused culture and personal development

•      Realise efficiency gains out of the new organisation centralised business model

www.ce.com.au

Key figures

in millions of euro,			Change	Change at
unless stated otherwise	2006	2005	in %	constant rates(1)

Net sales	744	701	6.1%	8.3%
Gross contribution	232	216	7.6%	9.8%
Operating expenses	[172 ]	[156 ]	10.1%	12.4%
Operating result	60	59	1.0%	3.1%
Gross contribution as a percentage of net sales	31.2%	30.7%
Operating expenses as a percentage of net sales	23.2%	22.3%
Operating result as a percentage of net sales	8.0%	8.4%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Introduction

Headquartered in Sydney, Office Products Australia is a leading business-to-business supplier of office, warehouse and factory essentials in Australia and New Zealand, operating under the brand name Corporate Express. Corporate Express Australia has nearly 2,500 employees, working from 50 locations (including 36 distribution centres). Buhrmann owns 53% of the shares of Corporate Express Australia Ltd. The remaining 47% are quoted on the Australian Stock Exchange (ASX).

Business strategy

Corporate Express Australia’s growth strategy is focused on being the single-source supplier of choice to gain a larger share of its customers’ business. The business will achieve this by expanding its product range and geographic coverage through organic growth and acquisitions. In 2006, six companies were acquired generating annualised revenue of about A$60 million. In addition, Corporate Express Australia continues to expand its customer base by focusing on mid-market customers.

Competition

Corporate Express Australia is a leading single-source distributor of office and business supplies in Australia and New Zealand. As a result of our single-source model Corporate Express Australia operates across many different business sectors in a fragmented market place. Competition therefore comes from a multitude of other distributors who focus on only a few products or have only an overlap in a limited number of categories of products. In the office products line of business the most sizeable competitors are OfficeMax and Lyreco.

Financial review

Comparison of 2006 and 2005

Net sales

In an environment with favourable market conditions, Office Products Australia realised net sales growth of 8.3% at constant exchange rates. The net sales growth was attributable mainly to the good performance of facilities supplies, furniture and promotional marketing products. Selling these lines of business to existing office products customers highlights the success of our single source supplier concept. Additionally our performance was underpinned by an increasing presence in the mid-market. The IT business continued its shift away from low-margin large customers to the more attractive small and medium-sized customer segment. Thanks to the gains in the mid-market, traditional stationary products also showed a positive performance. A total of five acquisitions (including a strategically significant acquisition in educational supplies) with annualised sales of A$60 million have been completed. On an organic basis, net sales growth was 3%.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,					Change
unless stated otherwise	2006		2005		in %

Net sales	744		701
Effect of currency exchange rate movements	—		[14	]
Net sales at constant exchange rates	744		686		8%
Acquisitions and divestments	[21	]	10
Variation in the number of working days	[3	]	—
Net sales on an organic basis	720		696		3%

(1)  See ‘Organic’ sales analysis on page 2.

Gross contribution

Gross contribution improved from €216 million in 2005 to €232 million in 2006, an increase of 9.8% at constant exchange rates. Gross contribution as a percentage of net sales improved from 30.7% in 2005 to 31.2% in 2006 as a result of margin management initiatives and a better product mix (a lower share of low margin hardware and software products and relatively stable shares of traditional office products), thereby more than offsetting competitive pressure resulting in lower margin levels following the re-tendering by customers.

Operating result

Operating result increased from €59 million in 2005 to €60 million in 2006, an increase of 3.1% at constant exchange rates. Operating expenses increased by 12.4% at constant exchange rates. In addition to additional expenses resulting from acquisitions, higher operating expenses resulted from higher sales volumes. Office Products Australia implemented its initiative Project OneSource. OneSource aims to reduce (duplicate) costs in the individual business by moving from a regional to a functional structure. In 2006, some restructuring expenses were incurred for the implementation of OneSource.

Comparison of 2005 and 2004

Key figures

in millions of euro, unless stated otherwise	2005	2004	Change in %	Change at constant rates(1)

Net sales	701	596	17.6%	13.7%
Gross contribution	216	191	12.8%	9.0%
Operating expenses	[156 ]	[138 ]	13.7%	9.9%
Operating result	59	54	10.3%	6.6%
Gross contribution as a percentage of net sales	30.7%	32.1%
Operating expenses as a percentage of net sales	22.3%	23.1%
Operating result as a percentage of net sales	8.4%	9.0%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Net sales

Net sales growth of 13.7% was realised in Australia and New Zealand in 2005 compared to 2004, measured at constant exchange rates. We maintained our strong performance in these markets as a leading full-service distributor, mainly due to our single-source business model with continued expansion in new product categories underpinned by an increasing presence in the mid market. The focus is on a continuous roll-out of this business model across all customer segments. The acquisition of small- and medium-sized businesses has contributed to the net sales growth. On an organic basis, net sales growth was 10%.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro, unless stated otherwise	2005		2004	Change in %

Net sales	701		596
Effect of currency exchange rate movements	—		14
Net sales at constant exchange rates	701		610	14%
Acquisitions and divestments	[9	]	21
Variation in the number of working days	3		—
Net sales on an organic basis	694		631	10%

(1) See ‘Organic’ sales analysis on page 2.

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

•                  Overview of Business Segments

ASAP Software

Highlights in 2006

•      Accelerated momentum in small- and medium-sized businesses

•      Realigned organisation to increase focus on IT services

Priorities for 2007

•      Expand offering of IT products and solutions to capture greater share of customer spend

•      Deploy next generation of eCommerce capabilities

www.asap.com

Key figures

in millions of euro, unless stated otherwise	2006	2005	Change in %	Change at constant rates(1)

Net sales	813	773	5.1%	5.9%
Gross contribution	82	79	3.3%	4.0%
Operating expenses	[53 ]	[46 ]	14.3%	15.1%
Operating result	29	33	[12.2 ]%	[11.5 ]%
Gross contribution as a percentage of net sales	10.1%	10.3%
Operating expenses as a percentage of net sales	6.5%	6.0%
Operating result as a percentage of net sales	3.6%	4.3%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Introduction

With its headquarters in Buffalo Grove, Illinois, ASAP Software is a leading innovative reseller of desktop software, including well-known operating systems, office applications and anti-virus software. With more than 600 employees, ASAP Software generates most of its sales in the United States, but also has operations in Canada and a number of European countries.

ASAP Software and Corporate Express cross-sell each other’s products and services. ASAP Software supports software publishers’ processes for licensing, renewals and control of digital rights. ASAP Software’s main supplier is Microsoft. ASAP Software’s expertise is complemented by the ability to offer computer hardware and peripherals through a network of vendors which allows them to operate practically without stock.

Business strategy

ASAP Software continues to invest and focus on growth opportunities in small- and medium-sized businesses and a further development of higher margin IT service businesses. ASAP Software is also broadening its product range to include computer hardware and peripherals. ASAP Software expects that the effect of this change will be more pronounced in 2007. ASAP Software will further enhance its strong technological position by integrating its systems into a single worldwide application, introducing an enhanced eCommerce capability into new markets. ASAP Software aims to expand the scope of its offering of management tools for monitoring software installation, utilisation and licensing (eSmart). Also services are being delivered to the publisher community through our License Technologies Group.

Competition

In the packaged software market, PC software publishers use either a direct or indirect sales channel (i.e. making use of entities such as our ASAP Software operations). In the indirect channel there is competition from a variety of different types of businesses, including hardware companies that sell their products with installed software. In the indirect software distribution area we compete with many different entities, including companies such as Software Spectrum, CDW and Softchoice.

Financial review

Comparison of 2006 and 2005

Net sales

Reported net sales increased 5.9% at constant exchange rates in 2006 compared with 2005, reflecting the underlying positive sales trend. ASAP Software continued to invest in people aiming to focus on growth opportunities in small and medium-sized businesses. Also, the further development of various initiatives in adjacent IT service activities required an investment in staff and systems. ASAP Software recognises sales primarily on a ‘gross’ basis, which means that sales and costs of goods sold are recorded. However, ASAP Software is increasingly regarded as an agent and receiving a commission which is recorded within net sales. This shift from gross sales to a commission-based system has a negative effect on reported net sales but no significant effect on the profitability of this business. On an organic basis, net sales growth was 10% in 2006, which is calculated as shown in the table. The sales development is volatile quarter to quarter. For example, organic growth of 23% was recorded in the second quarter and minus 1% in the third quarter of 2006.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,				Change
unless stated otherwise	2006	2005		in %

Net sales	813	773
Effect of currency exchange rate movements	—	[6	]
Net sales at constant exchange rates	813	768		6%
Adjustment for ‘imputed sales’	357	300
Variation in the number of working days	5	—
Net sales on an organic basis	1,175	1,067		10%

(1) See ‘Organic’ sales analysis on page 2.

Gross contribution

Gross contribution increased to €82 million in 2006 from €79 million in 2005. At constant exchange rates, gross contribution increased 4.0%.

Operating result

Operating result declined from €33 million in 2005 to €29 million in 2006, a decrease of 11.5% at constant exchange rates. While gross contribution grew 4.0%, operating expenses at constant exchange rates increased by 15.1%, as ASAP Software continued its investments in the sales force (and hence employee benefits and operating expenses) to expand in the segment of small and medium-sized organisations.

Comparison of 2005 and 2004

Key figures

in millions of euro,			Change	Change at
unless stated otherwise	2005	2004	in %	constant rates(1)

Net sales	773	765	1.1%	1.2%
Gross contribution	79	72	10.8%	10.9%
Operating expenses	[46 ]	[41 ]	12.8%	12.9%
Operating result	33	31	8.1%	8.2%
Gross contribution as a percentage of net sales	10.3%	9.4%
Operating expenses as a percentage of net sales	6.0%	5.4%
Operating result as a percentage of net sales	4.3%	4.0%

(1) See ‘Use of non-GAAP financial measures’ on page 2.

Net sales

Reported net sales increased 1.2% at constant exchange rates in 2005 compared with 2004. ASAP Software recognises sales primarily on a ‘full’ basis, i.e. sales and cost of sales are recorded. However, increasingly the software publisher performs the billing and ASAP Software receives a commission, which is recognised at the gross contribution level and not as net sales. This continued shift from invoiced sales to a commission-based system has a negative effect on reported net sales but no effect on the profitability of this business. On an organic basis (which eliminates the effect of this change on net sales among others) net sales growth was 7% in 2005, which is calculated as shown in the table(1).

in millions of euro,				Change
unless stated otherwise	2005	2004		in %

Net sales	773	765
Effect of currency exchange rate movements	—	[1	]
Net sales at constant exchange rates	773	764		1%
Adjustment for ‘imputed sales’	302	243
Variation in the number of working days	4	—
Net sales on an organic basis	1,079	1,007		7%

(1) See ‘Organic’ sales analysis on page 2.

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

•                  Overview of Business Segments

Graphic Systems

Highlights in 2006

•      Improved productivity

•      Market driven by replacement sales

Priorities for 2007

•      Strengthen the position as a total printing system and service supplier

•      Maximise benefits of the cyclical market upturn

www.buhrmanngraphics.info

Key figures

in millions of euro,			Change
unless stated otherwise	2006	2005	in %(1)

Net sales	471	421	11.8%
Gross contribution	131	119	10.6%
Operating expenses	[110 ]	[109 ]	0.9%
Operating result	21	9	123.0%
Gross contribution as a percentage of net sales	27.9%	28.2%
Operating expenses as a percentage of net sales	23.4%	25.9%
Operating result as a percentage of net sales	4.5%	2.2%

(1) In the Graphic Systems business segment the changes at constant exchange rates are the same as in actual rates as the business is only conducted in euro.

Introduction

Headquartered in Amsterdam, Graphic Systems is a leading value-added reseller of printing equipment and related services, supplies and spare parts. This division, which employs over 900 people, is active in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain.

Graphic Systems is the largest independent distributor of industry-leading Heidelberg offset printing presses. It also offers customers digital pre-press equipment, such as scanners, computer-to-film, computer-to-plate equipment and finishing systems. The division sells products manufactured by, for example, Polar, BASF, Kodak and Polychrome Graphics as well. In addition to serving their printer-related needs, Graphic Systems offers customers a total solution that includes service, supplies and spare parts.

Graphic Systems maintains and services a large installed machine base and holds over 80,000 stock items in five spare parts warehouses in Europe. The company stocks some 4,000 different consumables, ranging from offset plates to printing inks.

Business strategy

Graphic Systems seeks to leverage its position as a supplier of printing equipment. In order to reduce cyclicality, Graphic Systems has developed its Triple S strategy, which involves offering customers a total solution to their printer-related needs. This strategy also reinforces long-term relationships with Graphic Systems’ customers.

Graphic Systems continues to encourage customers to convert ordering of supplies from traditional methods to ordering online, which is both more efficient and simpler. All product lines are available through our electronic ordering system E-BITE. Supplies sales via the E-BITE system was 35% in 2006.

Industry overview

The market for graphic systems comprises three categories: (i) printing systems hardware, (ii) service contracts and (iii) consumables and software. In 2006, 66% of the industry’s sales were attributable to hardware, and 34% of sales resulted from providing services, supplies and spare parts.

The emergence of new technologies has led to more streamlined, integrated printing processes. The application of these new technologies allows information to be transferred directly from computers to print-plates and via the printer to the finishing equipment where the cutting, folding and binding takes place.

The printing industry has a relatively high cyclicality because a substantial part of its sales consist of investment goods. Such investment decisions are often influenced by prevailing economic conditions. In general, printing firms decide to invest in new printing equipment either to increase their capacity or to upgrade when existing equipment becomes economically obsolescent. The lead time between ordering and installing the equipment is generally a number of months.

The major trade show for the graphic arts industry, DRUPA, is held once every four years. DRUPA is a showcase for new technology and usually results in increased orders. The next DRUPA will be held in 2008.

The supplies market (film, plates and ink) is more fragmented and characterised by many small orders that need to be delivered at very short notice.

Competition

Competition in this market is primarily driven by product quality, pricing, service and sales coverage. Buhrmann believes it has a strong advantage over its competitors in all of these areas.

Good customer database management and knowledge of complex printing processes, combined with high-quality service and equipment, prevent competitors from entering these markets.

Financial review

Comparison of 2006 and 2005

Net sales

Net sales increased by 11.8% from €421 million in 2005 to €471 million in 2006. Although the investment climate is slightly improving, we witnessed a recovery at a slower pace than in previous cyclical recoveries. Order intake in 2006 developed well and continued to show an upward trend. Nevertheless, sales in the graphics industry are driven by replacements. In 2006, Triple S sales accounted for 34% of total sales (€162 million) and showed sales growth of 8%, which is primarily driven by market share gains in our supplies business.

Gross contribution

Gross contribution was €131 million in 2006 compared with €119 million in 2005, an increase of 10.6%. As a percentage of net sales, gross contribution was 27.9% in 2006 compared to 28.2% in 2005. The decline was due to a higher share of machinery sales with lower gross margin levels than Triple S sales.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,			Change
unless stated otherwise	2006	2005	in %

Net sales	471	421
Effect of currency exchange rate movements	—	—
Net sales at constant exchange rates	471	421	12%
Variation in the number of working days	3	—
Net sales on an organic basis	474	421	12%

(1) See ‘Organic’ sales analysis on page 2.

Operating result

As a result of the higher sales level and resulting gross contribution, operating result more than doubled in 2006, from €9 million in 2005 to €21 million. Furthermore, the business segment’s operating costs remained well-controlled; operating expenses increased by 0.9%, a decline as a percentage of net sales from 25.9% to 23.4% as the increased sales level was realised with slightly reduced headcount following a continuing emphasis on efficiency in all aspects of the business.

Comparison of 2005 and 2004

Key figures

in millions of euro,				Change
unless stated otherwise	2005	2004		in %(1)

Net sales	421	409		3.0%
Gross contribution	119	111		7.3%
Operating expendses	[109 ]	[112	]	[2.2 ]%
Operating result	9	[1	]
Gross contribution as a percentage of net sales	28.2%	27.0%
Operating expenses as a percentage of net sales	25.9%	27.3%
Operating result as a percentage of net sales	2.2%	[0.3	]%

(1) In the Graphic Systems business segment the changes at constant exchange rates are the same as in actual rates as the business is only conducted in euro.

Net sales

Net sales increased by 3.0% from €409 million in 2004 to €421 million in 2005. Market conditions in the graphic arts industry improved gradually but at a lower pace compared to previous cyclical recoveries in this market. Order intake in 2005 improved in line with the cycle providing a healthy order book at the start of 2006.

The table presents a calculation, on an organic basis, of the development of net sales(1).

in millions of euro,				Change
unless stated otherwise	2005	2004		in %

Net sales	421	409
Effect of currency exchange rate movements	—	—
Net sales at constant exchange rates	421	409		3%
Acquisitions and divestments	—	[4	]
Variation in the number of working days	2	—
Net sales on an organic basis	423	405		4%

(1) See ‘Organic’ sales analysis on page 2.

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

3                 Corporate Responsibilities

39	Our position

39	Our business principles

39	Global Reporting Initiative

40	Our impact on the environment

41	Our role in the community

•                  Corporate Responsibilities

Our position

The reporting requirements for environmental and social responsibility have increased considerably in recent years. For this reason, we have decided to elaborate our position on a number of issues related to environmental and social responsibility in this overview.

We believe that corporate activities should be transparent. In running our business, we consider it a high priority to stand by our responsibilities as a company, a group and as individuals, even under adverse circumstances.

Subscribing to internationally recognised standards such as ISO 9001 (Quality Management System) and ISO 14001 (Environmental Management System) — as well as other locally accredited schemes — demonstrates a company’s willingness to submit its processes and practices to external scrutiny, and is one element of a sound corporate social responsibility policy. Our policies in this area, which represent a positive differentiator, are designed to meet high standards and will increasingly be subject to external certification. However, we are not a manufacturer, and therefore we have a rather light environmental footprint. Nevertheless, we are selective in the suppliers we choose to do business with and we monitor their footprint by requiring them to comply with our supply policies. We are progressively auditing each link in the value chain of the products we sell.

ISO Accredited Operations
(or equivalent)	ISO 9001	ISO 14001

Europe	8 (7 pending)	4
North America	39	1
Australia/New Zealand	All	—

The table describes the number of our operational units which have been certified as meeting the quality management criteria required by ISO 9001, and the environmental management criteria of ISO 14001 (or their national equivalents). For ISO 9001, these operational units represent approximately 90% of our sales. We have only recently commenced the work in respect of ISO 14001, and coverage is under 10%.

In this section, we outline our business principles. We recognise that our people, whom we consider our most valuable resource, want to work for a company whose principles and actions are a source of pride. We then describe ways in which we minimise our impact on the environment and maximise our contribution to the communities in which we live and work.

Our business principles

Our Management Charter outlines our corporate responsibilities and business principles, and provides a clear code of ethics. All managers are aware of the Company’s guidelines for business practices which convey the professional and ethical standards that all managers in Buhrmann are expected to uphold.

Our Business Principles and Code of Ethics place particular emphasis on fair business conduct, avoiding conflicts of interest, a commitment to sustainable environmental behaviour, community involvement and fair disclosure. These principles are elaborated in more detailed policies, which are reviewed and updated from time to time. (The full text can be downloaded from www.buhrmann.com).

Wherever we operate, we are first and foremost a fully responsible and law-abiding company. We take the law in the countries in which we operate as the baseline for financial transactions, our dealings with suppliers and customers as well as issues relating to our own staff.

We report all relevant facts, figures and forecasts in a timely fashion, and our business records reflect our transactions. We forbid any undisclosed, unrecorded or unethical transactions. Our risk control framework is robust, and subject to regular scrutiny and review. We are compliant with the provisions of the Sarbanes-Oxley Act. But our responsibilities go further. We also contribute to each society of which we are a part and support our staff to do the same by serving the community in which they live and work.

Global Reporting Initiative

Buhrmann is an ‘Organisational Stakeholder’ in the Global Reporting Initiative (GRI), and we aim to progressively expand our reporting to stakeholders, following GRI guidelines. We are harmonising definitions across all of our operations, testing the validity of data collected and installing processes to establish continuous improvement and effective monitoring.

The third version of the GRI guidelines was published in October 2006 and Buhrmann aims to extend its reporting to be in accordance with these new GRI guidelines. This 2006 report provides increased coverage of the guidelines. We recognise that it will take a few years before we can claim that we are reporting 100% in accordance with GRI guidelines. However, sustainability has always been part of the Company’s philosophy and we take it fully into account in our business planning. As far as we are concerned, public accountability and reporting against the now widely accepted GRI guidelines is a journey and we have made a good start.

Our impact on the environment

Society is becoming increasingly aware of the need for sustainable development, i.e. ‘paths of human progress which meet the needs and aspirations of the present generation without compromising the ability of future generations to meet their needs’. Limited space and scarce natural resources as well as the vulnerability of ecosystems are forcing the world to adopt a responsible attitude to the use of resources and to be aware of the environmental consequences of human activities. As a responsible company, Buhrmann strives to use resources more efficiently and to reduce its global environmental ‘footprint’.

Our products are sourced responsibly and our quality and environmental systems are increasingly ISO-certified. Not only do we stock a wide choice of eco-efficient products (including articles made wholly or partly from recycled materials), we also collect empty cartridges for recycling. This is just one of the ways we help customers who wish to achieve environmental goals.

Two factors are important to us: the environmental impact of the products we source around the globe, and that of our own operations. We do not manufacture ourselves, and therefore our own environmental ‘footprint’ is relatively small. However, within office products around 20% of our products are paper-based, so issues such as sustainable forestry are a major concern.

We are progressively implementing our Supplier Social Compliance policy, which requires our suppliers to comply with all applicable laws and regulations in relation to protecting the environment, and to provide us with a copy of their own environmental compliance policy. Our policy also requires suppliers to operate in compliance with labour laws, rights of employees to free association, and health and safety regulations. We have begun to audit their compliance either using our own staff, or where required, using specialised third party assessments working on our behalf. Of the audits completed in 2006, we concluded that a number of suppliers failed to meet the required standards, and we have discontinued purchasing from them. In most other cases, we established where improvements are required, which will be re-audited in 2007. This work has mainly been focused on suppliers from China and South-East Asia. All of our core European and North American Suppliers have signed our Supplier Social Compliance policy.

Supplier Social Compliance Policy

Our core suppliers are required to sign our statement which obliges them to conform with the Buhrmann policy in the following areas:

•      They shall not use child, indentured or involuntary labour

•      They confirm fair treatment of employees and their rights to free association

•      They operate non-discriminatory employment practices

•      They commit to working hours, wages and benefits which are compliant with applicable laws and ILO standards

•      They maintain a clean, safe and healthy workplace

•      They comply with all applicable environmental protection laws, regulations and standards

•                  They accept our right to audit, either by ourselves or through a recognised third-party entity, the suppliers’ compliance with our policy statement.

In today’s rapidly globalising world, companies like ours increasingly source products from emerging economies. We seek to ensure that products are safe and that they meet not just our strict requirements, but also those of regulatory bodies and consumers. We manage quality in the total supply chain, from raw materials through to warehousing and distribution — taking manufacturing standards, purchasing criteria and import procedures fully into account.

Ultimately it is our customers who decide what is important in the products they purchase. If corporate social responsibility is important to them, we are a good partner. We do our utmost to supply them with a wide choice of environmentally acceptable products, and a clear description of the nature of these products. Explanatory labelling of products is a priority.

Good for the environment, good for business

Minimising the environmental impact of our own operations makes sound business sense. Corporate Express catalogues, for instance, are printed with environmentally friendly ink on recycled paper. In North America we collect and recycle our catalogues. We invest in fuel-efficient delivery vehicles. We participate fully in the Greenfleet initiative in Australia, and are also trialling vehicles using alternative fuels. The increasing use of sophisticated route-planning software reduces the distances travelled. Our operations department also works closely with local business groups to share best practices, including larger-scale national schemes designed to promote effective recycling and certification of environmentally sensitive practices.

Environmental sustainability

In North America, in late 2005, we formally launched our environmental sustainability programme, ‘Ecoffice’. This programme helps customers identify and purchase sustainable products by detailing their environmentally friendly attributes. Approximately 25% of the office products in the 2006 Sourcebook have such attributes, and the diverse product mix includes items such as biodegradable cups, recycled paper and rechargeable batteries. The catalogue itself is printed on recycled paper.

The Ecoffice programme includes in-house practices as well. For example, we reduce our environmental impact by recycling and composting, using alternative fuels, conserving energy and natural resources, and constructing Leadership in Energy and Environmental Design (LEED)-certified buildings.

Ethical business

There is a general trend in Australia that favours socially responsible business. Many customers are concerned about ethical sourcing. They do not want to buy paper that comes from illegally logged rainforests or any products that involve, for example, child labour. This approach matches our own, which is why we are building a sustainable supply chain with support from government and corporate customers. Additionaly, we are aware that if we wish to recruit the best talent, which we do, we know that nowadays many people want to work for a company that they can be proud of in every respect. So corporate social responsibility is good business too.

Recognition

Apart from submitting to ISO certification of our management processes, we are also delighted when we are recognised by customers, suppliers and other rating agencies for our environmental, social and governance performance.

We have received numerous customer awards at the local level, and have been assessed as a socially-responsible investment company in Australia, a leader in diversity in Australia and North America, and in the Top 10% of global companies for our overall governance.

Our active participation in local and national bodies in the fields of recycling, energy-saving, ‘green’ vehicles and waste collection and processing demonstrates that we take leadership positions, which resonate with all of our stakeholders.

Our role in the community

In 2006 virtually every Buhrmann business sponsored or supported in some way initiatives on a local, regional, national or global scale. At the corporate level, Buhrmann continued to support a number of initiatives that help preserve cultural heritage, the performing arts, disaster relief and health care. Our Divisions also support a number of non-profit organisations and projects at both a national and a local level. During the year they directed their enthusiasm, passion, commitment and personal time to the benefit of a broad range of charities in child welfare, education, natural disasters and health care. Our people are encouraged to make charitable contributions to their local communities. The fact that so many do speaks volumes for the culture of our businesses: a culture that combines teamwork and a can-do attitude with a strong sense of community.

The following examples were prominent in 2006:

Corporate Express North America donated substantial sums to Junior Achievement, a not-for-profit organisation reaching approximately 7 million students worldwide through age appropriate curricula teaching the importance of education, business and free enterprise. A large donation was made to the City of Hope, a cancer research centre in California.

In the United Kingdom donations were made throughout the year by Corporate Express to many local and national charities, including MacMillan Cancer Support and Children in Need. A number of charities and schools were also supported with donations of stationery and other gifts in kind.

Corporate Express Netherlands donated school materials to village communities in Bulgaria and our people collected five pallet loads of toys and office materials for Médicins Sans Frontières which were transported to the Democratic Republic of Congo.

Our colleagues at Corporate Express in Germany supported ‘Die Arche’, a Christian organisation which supports children and young adults who have no place to live and no food. They give them a place to live, food and education so that they can develop their talents and develop into self-reliant human beings.

In Italy, our Macchingraf business funded the purchase of an ambulance for the Bollate local authority and made donations to support Christian Missions in the Third World, research against cystic fibrosis, and provide assistance to the old and infirm.

In Australia, our community support programme is now in its fifth year of operation. In New South Wales, this year’s Annual Fete Day raised large sums for the Sydney Children’s Hospital at Randwick. The employees of Corporate Express in Victoria raised money for the Starlight Children’s Foundation. In South Australia employees raised cash for Cando4kids — Townsend House which provides a range of community services to children and young people with sensory impairments.

The total value of cash raised across our operations exceeds €200,000, to which we must add the invaluable time and energy of our staff in supporting literally hundreds of local initiatives, as well as donations of products, also from our suppliers, who often wish to associate themselves with the efforts of our people.

4                 Corporate Governance

43	Introduction

43	Executive Board

44	Supervisory Board

46	Regulations concerning securities

46	Indemnification of members of the Executive Board and Supervisory Board

47	The General Meeting of Shareholders

49	Description of share capital and Articles of Association

52	Provision of information

52	Audit of financial reporting and role of Internal and External Auditors

53	Compliance with the Dutch Corporate Governance Code

•                  Corporate Governance

This chapter includes our corporate governance structure and a description of certain of the provisions of our Articles of Association and Dutch law (1). The corporate governance principles we employ are documented in the Articles of Association of the Company and policy documents published in the ‘Corporate Governance’ section of the Company’s website (www.buhrmann.com). They will be reviewed and amended when deemed necessary.

(1) This description is only a summary and does not purport to be complete and is qualified in its entirely by references to our Articles of Assocation and Dutch law.

Introduction

Buhrmann NV is a public limited company (‘naamlozevennootschap’), incorporated on 6 January 1875 under Dutch law and is the parent company of the Buhrmann Group. We endorse the importance of good corporate governance, which is understood to include honest and transparent actions on the part of management, correct supervision thereof and the acceptance of responsibility for that supervision.

The Company is required to comply with, inter alia, Dutch corporate governance rules, the U.S. Sarbanes-Oxley Act, New York Stock Exchange rules and related regulations, each insofar as applicable to the Company. This report addresses the Company’s overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code (the ‘Code’) of 9 December 2003. A summary of significant differences between the Company’s corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company’s website.

The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the Company and are of the opinion that all of the principles of the Code are endorsed and the vast majority of the best practice provisions are applied. Some best practice provisions of the Code are not or not fully applied and the reasons for these deviations are set out hereinafter. A summary of best practice provisions that are not (fully) applied by the Company may be found on page 53.

At the Annual General Meeting of Shareholders (AGM) held on 29 April 2004, the Executive Board and the Supervisory Board reported on the corporate governance structure of the Company. At the AGM held on 14 April 2005, further changes made to the corporate governance structure were discussed. Although no formal vote was cast, it appeared that the corporate governance structure met with the approval of these meetings.

Since the 2005 AGM, the provision regarding the number of members of the Supervisory Board that may not be independent, as well as the definition of independent in the By-Laws Supervisory Board, has been amended. The Company now applies the Code in these respects (see page 45). No other changes were made to the corporate governance structure during 2006.

Substantial changes in the corporate governance structure will be submitted to the General Meeting of Shareholders for consideration.

Executive Board

General

The executive management of Buhrmann is entrusted to its Executive Board under the chairmanship of the Chief Executive Officer (CEO). The Executive Board consists of at least three members. The members of the Executive Board have collective powers and responsibilities. They share responsibility for managing the Company, determining and deploying its strategy and policies, achieving its objectives and results and developing a sound personnel policy. For practical purposes the Executive Board has adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. The Executive Board is accountable for the performance of its assignment to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board focuses on the interests of the Company, taking into consideration the interests of its shareholders and other capital providers, employees, customers and suppliers. No member of the Executive Board was elected pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others. The Executive Board follows the By-Laws Executive Board, which are published on the Company’s website.

Individual data on the members of the Executive Board is published on page 10.

Risk management approach

The Executive Board is responsible for ensuring compliance with all relevant legislation and regulations. It is responsible for proper financing of the Company and for managing the risks attached to the Company’s activities. The Executive Board reports on and accounts for internal risk management and control systems to the Supervisory Board and the Audit Committee.

Term of appointment

The current members of the Executive Board are appointed indefinitely with the exception of Mr Hoffman, who has a contract of service until the end of 2008 (see Remuneration Report page 60-68). Our policy is that these appointments cannot be changed unilaterally by the Company into fixed-term positions. New members of the Executive Board will be appointed for a term of four years, provided that market circumstances so permit. The composition of the Executive Board, its performance, as well as the performance of individual members of the Executive Board is reviewed annually by the Supervisory Board.

Determination and disclosure of remuneration of the Executive Board

The Remuneration Report compiled by the Supervisory Board explains the Company’s remuneration policy for members of the Executive Board and discloses the structure and amount of compensation for individual Executive Board members (see page 64). The remuneration policy presented in the Remuneration Report was adopted by the 2004 AGM and amended by the 2006 AGM. Any material amendments to the remuneration policy will be submitted for adoption to the General Meeting of Shareholders.

Determining the remuneration for individual Executive Board members is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the Compensation, Nominating and Corporate Governance Committee for one year. This policy will be reviewed each year by the Supervisory Board. Remuneration of the individual members of the Executive Board is consistent with the remuneration policy.

The remuneration structure, including severance pay, aims to support the interests of the Company in the medium and long term. It does not encourage members of the Board to act in their own interests and neglect the interests of the Company, and it does not ‘reward’ failing Board members upon termination of their employment. The Company does not grant personal loans, guarantees, or the like to members of the Executive Board and no such (remissions of) loans and guarantees were granted to such members in 2006, nor are they outstanding as per 31 December 2006.

Severance pay

The current contracts with the members of the Executive Board determine that a fixed severance payment will be made in the event of involuntary dismissal. Involuntary dismissal is defined as employment that is terminated as a result of an acquisition of the Company or when actual control of the Company passes into other hands (‘change of control’). It can also occur as the result of a reorganisation, termination of the Company’s activities or other circumstances that cannot be considered as unsatisfactory performance on the part of the Board member concerned.

In such cases, an amount of three times the annual fixed salary (twice the annual fixed salary in the case of Mr Hoffman) will be paid. Accumulation of pension and certain pre-defined other deferred income will also continue for a period of three years (two years in the case of Mr Hoffman). We believe that this provision ensures that the Executive Board can fully concentrate on the interests of the Company and those associated with the Company when evaluating a possible merger, acquisition or reorganisation. However, this provision will not be included in the contracts of new members of the Executive Board.

For other dismissal situations, no fixed severance payment has been arranged with the members of the Executive Board. Buhrmann will consider each case separately and pay an amount of compensation that it feels is reasonable based on the reason for the termination, the age of the person in question and the duration of employment. In some cases, this amount could exceed the compensation mentioned in the Code. An important factor will be how well a Board member has performed his duties.

Conflicts of interest

In compliance with the Code, the Company has formalised strict rules to avoid conflicts of interests between the Company and members of the Executive Board. The Supervisory Board must approve all decisions about transactions in which conflicting interests of Executive Board members are involved and transactions which are of material significance for the Company and/or members of the Executive Board. No conflicts of interest were reported in 2006.

Supervisory Board

General

The Supervisory Board supervises the policies of the Executive Board and the general course of affairs of Buhrmann and advises the Executive Board on these matters. In doing so, the Supervisory Board is guided by the interests of the Company and the relevant interests of the Company’s stakeholders. The Supervisory Board supervises and advises the Executive Board in performing its management tasks and setting the direction of the Group’s business, including:

•      achievement of the Company’s objectives

•      the strategy and risks inherent in the business activities

•      the structure and operation of the internal risk management and control systems

•      the financial reporting process, and

•      compliance with legislation and regulations.

Major decisions and the Group’s strategy are discussed with the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of (committee) meetings and the main items discussed.

Individual data on the members of the Supervisory Board is published on page 59.

Independence, expertise, composition and term of appointment

The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate body that is independent of the Executive Board. The Supervisory Board considers all of its members to be independent as defined in the By-laws of the Supervisory Board and in the Code. No member of the Supervisory Board was elected pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others. No member of the Supervisory Board can also be or is a member of management.

The By-Laws of the Supervisory Board that are published on the Company’s website stipulate the qualification requirements for individual members of the Supervisory Board and the requirements for the composition of the Supervisory Board. They require that every Supervisory Board member be qualified to assess the broad outlines of the overall policy of Buhrmann and have the specific expertise that is necessary to fulfil his or her duty. They also require that the Supervisory Board be composed in such a way that it can carry out its duties properly and that the reappointment of a Supervisory Board member will only take place after careful consideration.

The Supervisory Board consists of at least three members (currently seven members), including a Chairman and Vice-Chairman. The Company does not apply the restriction for members of the Supervisory Board to a maximum of five supervisory board memberships in Dutch listed companies as recommended by the Code. Instead, the By-Laws of the Supervisory Board determine that a Supervisory Board member should limit the number and nature of his other positions so as to ensure satisfactory performance of his duties as a Supervisory Board member. This policy is reviewed in the annual performance evaluation of the Supervisory Board. Our opinion is that the qualitative criterion we apply is a better standard than a limit on the number of board memberships, as is advised by the Code. The amount of time that is required of a Supervisory Board member in a company can vary greatly from company to company and the availability of a board member is not exclusively dependent on the number of companies where he is a member of the supervisory board. Members of the Supervisory Board are appointed for a period of four years. As of 1 January 2004, a new reappointment schedule has been drawn up, on the assumption that Board members may in principle serve a maximum of three terms of four years each on the Board.

Composition and role of the Committees of the Supervisory Board

The Supervisory Board, while retaining overall responsibility, has delegated certain tasks to an Audit Committee and a Compensation, Nominating and Corporate Governance Committee (‘CNCG Committee’). Specific information about the committees, including the Committee Charters, is published on the Company’s website. The main purpose of these Committees is to prepare the foundations which support the decision-making processes of the Supervisory Board. In its report, the Supervisory Board describes the duties of the Committees that have been carried out in the financial reporting year.

The Supervisory Board can delegate certain authorities to its Committees. This delegated authority is limited to a maximum of one year and can be renewed if deemed necessary. The respective Committee reports to the Supervisory Board the decisions it has made on the basis of such delegation. The Supervisory Board remains collectively responsible for decisions prepared by the Committees.

Audit Committee

The Audit Committee consists of at least three members all of whom are qualified as financial experts as defined in the Audit Committee Charter. The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities in relation to:

•                  the Company’s accounting and financial reporting practice, policies and procedures (including judgments and estimates, significant reporting issues, material adjustments and the robustness of the processes)

•                  the quality of the Company’s internal control systems and risk assessment (understanding the risks the Company is exposed to and how they are effectively dealt with, and oversight of the internal audit function)

•                  the quality of the disclosure controls and procedures

•                  the integrity of the financial statements

•                  the performance and evaluation (including its independence) of the External Auditor and advice on the replacement of the External Auditor.

The meetings of the Audit Committee are attended by the Company’s Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit, the External Auditor and other individuals if and when required. The Chief Executive Officer attends the meetings whenever deemed appropriate by the Audit Committee or by himself.

The Audit Committee has a delegated authority to take independent decisions about the approval of the services from the External Auditor as set forth in the ‘External Auditor Policy’ that is published on the Company’s website. Considering their significant interest to the Company, significant matters concerning Buhrmann’s financing are an integral part of the meetings of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee)

The CNCG Committee consists of at least three members and assists the Board with the following tasks:

•                  drafting the remuneration policy for members of the Executive Board

•                  drafting the Remuneration Report

•                  making proposals for remuneration of individual members of the Executive Board

•                  reviewing share-based compensation schemes

•                  assessing the composition and performance of the Executive Board and the Supervisory Board and advising on selection criteria and appointment procedures

•                  reviewing the succession plan, evaluation process, selection criteria, appointment procedures and compensation structure of the Company’s top management, and

•                  advising on the development and implementation of corporate governance guidelines.

Given the size of the Supervisory Board, it was decided to combine the tasks in the area of Board nomination, remuneration policy and corporate governance policy into one Committee. The Supervisory Board considers it important that the Chairman of the Supervisory Board is closely involved with the appointment and reappointment of members of the Supervisory Board and the Executive Board and with the corporate governance structure, two of three areas that are part of the Committee’s duty. For this reason, this Committee is chaired by the Chairman of the Supervisory Board. The CNCG Committee cannot be chaired by a member of the Supervisory Board who is a member of an executive board of another Dutch listed company or who is a former member of the Executive Board of the Company.

Remuneration of the Supervisory Board

The General Meeting of Shareholders determines the remuneration of the Supervisory Board members. The remuneration of a Supervisory Board member is not dependent on the results of the Company. The Remuneration Report (see page 60-68) contains information on the level and structure of the remuneration for individual Supervisory Board members.

Conflicts of interests

In compliance with the Code, the Company has formalised strict rules to avoid conflicts of interests between the Company and members of the Supervisory Board. Decisions to engage in transactions in which interests of Board members play a role, which have a material significance for the Company and/or for the Board members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for taking decisions on handling conflicts of interest between the Company and members of the Executive Board and Supervisory Board, major shareholders and the External Auditor. No conflicts of interests were reported in 2006.

Regulations concerning securities

The Regulations regarding the Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members (‘the Regulations concerning Securities’) concern securities in companies listed in the Netherlands, other than the Company. We do not apply the Code in so far as it provides that at least once per quarter all Board members need to give notice to the Compliance Officer of the Company of any changes in their holdings of securities in Dutch listed companies. We believe that applying these provisions would create a cumbersome administrative burden. In the performance of their tasks, members of the Company Supervisory Board and Executive Board do not generally receive price-sensitive information about other Dutch listed companies. All Board members have the responsibility to behave ethically and to comply with applicable laws and regulations, including insider trading rules of the Company that prohibit, inter alia, trading in shares in companies about which they possess price-sensitive information. The Regulations concerning Securities are posted on our website in the By-Laws of the Executive Board and Supervisory Board.

The ownership of shares in the capital of Buhrmann NV by the members of the Executive Board is for long-term investment.

Indemnification of members of the Executive Board and Supervisory Board

Unless the law provides otherwise, the members of the Executive Board and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalised in the Articles of Association. Under certain circumstances, described in the Articles of Association, such as an act or failure to act by a members of the Executive Board or a member of the Supervisory Board that can be characterised as gross negligence (‘grove nalatigheid’), wilful misconduct (‘opzet’) or intentional recklessness (‘bewuste roekeloosheid’), there will be no entitlement to this reimbursement. The Company has also taken out Directors & Officers liability insurance for the persons concerned.

The General Meeting of Shareholders

General

A General Meeting of Shareholders is held at least once a year. Meetings may be convened by the Supervisory Board or the Executive Board and must be held if shareholders jointly representing at least 10% of the outstanding share capital make a written request to that effect to the Supervisory Board and the Executive Board, specifying in detail the business to be dealt with.

Shareholder meetings; Voting rights

Our Annual General Meeting shall be held annually, and not later than six months after the end of our financial year. Extraordinary General Meetings of Shareholders shall be held as often as the Executive Board or the Supervisory Board deem necessary. Any General Meeting of Shareholders shall be held in Amsterdam.

General meetings of shareholders shall be convened by the Supervisory Board or the Executive Board. The convocation shall take place no later than the fifteenth day prior to the date of the meeting, and shall be carried out by means of a notice in a national daily paper and in the Official Price List. The notice of the meeting shall state the requirement for admission to the meeting.

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

Pursuant to the Articles of Association, each share of capital stock is entitled to one vote, such that each share of Preference Shares A, Preference Shares B, or ordinary shares is entitled to one vote in all matters properly brought before the shareholders of Buhrmann (see also ‘Preference Shares A’). Unless the Articles of Association or mandatory law provides otherwise, all shareholders’ resolutions require an absolute majority of the votes cast. For more information on the voting rights attached to the Preference Shares A, see also page 49.

Powers-General

Good corporate governance assumes full participation of shareholders in the decision-making process in the General Meeting of Shareholders. It is in the Company’s interest to have as many shareholders as possible participate in the decision-making process in the General Meeting of Shareholders. We shall do everything reasonably possible to enable the shareholders to vote by proxy and to communicate with all other shareholders.

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

Decisions of the Executive Board on a major change in the identity or the character of the Company are submitted for approval by the General Meeting of Shareholders. For example, Buhrmann called an Extraordinary General Meeting of Shareholders in October 2003, to ask for the

shareholders’ approval for the sale of the Paper Merchanting Division. In March 2005 an Extraordinary General Meeting of Shareholders was called to request approval for the repurchase of the Preference Shares C and related financing issues.

The most important powers of the General Meeting of Shareholders of Buhrmann NV are:

•                  Adoption of financial statements, including appropriation of the results

•                  Determination of dividend in accordance with the provisions of the Articles of Association

•                  Granting discharge to the Executive Board and the Supervisory Board

•                  Appointment, suspension and dismissal of the members of the Executive Board and the Supervisory Board

•                  Adoption of the remuneration policy for the Executive Board

•                  Determination of the remuneration for the members of the Supervisory Board

•                  Approval of the share based remuneration plan for members of the Executive Board

•                  Appointment and dismissal of the External Auditor

•                  Delegation for a specified period to the Executive Board of the right to issue shares and take up shares (option rights)

•                  Amendment of the Articles of Association pursuant to the proposal by the Executive Board and subject to the approval of the Supervisory Board, by absolute majority of the votes cast

•      Providing authorisation to the Executive Board for the Company to purchase its own shares.

Any substantial amendment to the corporate governance structure and amendments to the Policy on Appropriation of Net Results will also be presented to the General Meeting of Shareholders.

The right to place an item on the agenda

Shareholders can ask the Executive Board or Supervisory Board to place certain items on the agenda of the General Meeting of Shareholders. These requests are granted if they:

(i)  are submitted at least 60 days before the General Meeting of Shareholders by

(ii)  shareholders, who, on their own or together, represent at least 1% of our issued capital or whose shares on the date of the announcement of the meeting have a market value of at least €10,000,000 and

(iii)  assuming that there are no important interests of the Company that could prevent them being placed on the agenda.

Appointment of Executive Board and Supervisory Board

The appointment of members of the Executive Board and of the Supervisory Board shall be made following a nonbinding nomination by the Supervisory Board. A resolution of the General Meeting of Shareholders to approve of an appointment in accordance with a nomination by the Supervisory Board requires an absolute majority of the votes cast. In the event of a candidate nominated by the Supervisory Board not being appointed by the General Meeting of Shareholders, the Supervisory Board will nominate a new candidate. Shareholders who have the right to place an item on the agenda of the General Meeting of Shareholders are also entitled to nominate a candidate. A resolution of the General Meeting to appoint a member of the Executive Board or of the Supervisory Board other than in accordance with a nomination by the Supervisory Board, requires an absolute majority of the votes cast representing more than one-third of the issued capital. At a General Meeting of Shareholders, votes can only be cast for candidates named in the agenda or explanatory notes of the meeting.

The General Meeting of Shareholders may decide to suspend or remove a member of the Executive Board or the Supervisory Board. A resolution of the General Meeting of Shareholders to suspend or remove a Board member that is not in accordance with a proposal of the Supervisory Board, requires an absolute majority of the votes cast representing more than one-third of the issued capital.

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

The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending 31 December 2009 the dividend per share is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355) which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

From the balance of the remaining profits after the dividend on the Preference Shares A has been paid, Buhrmann will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued. The percentage of this dividend is to be calculated over the paid up portion of the nominal value is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board. The profit remaining after payment of dividends on the Preference Shares A and (where applicable) Preference Shares B may be distributed as a dividend to the holders of the ordinary shares, subject to any allocation to reserves. The General Meeting of Shareholders may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that a payment of dividend on ordinary shares be wholly or partly in shares.

In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are not sufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years; first insofar as possible pro rata on the Preference Shares A and thereafter on the issued Preference Shares B if any are issued. The Executive Board, subject to the approval of the Supervisory Board, may decide to carry out payment of dividend on preference shares by charging such payment to the distributable part of the capital and reserve, except for the share premium reserve A. Furthermore the General Meeting of Shareholders, at the proposal of the Executive Board which has been approved by the Supervisory Board, may decide to make a distribution of dividend to holders of ordinary shares out of the distributable part of the capital and reserves, except for the share premium reserve A.

Liquidation

Upon the liquidation or dissolution of Buhrmann, any remaining balance after the payment of debts shall be distributed first to the Preference Shares A to the extent of the sum of (1) any unpaid and accrued dividends and (2) an amount per Preference Share A, equal to a yield basis per share of €3.40355. In the event that the existing balance of funds is not sufficient to carry out the above distribution to holders of Preference Shares A in full, the available balance will be distributed amongst the holder thereof on a pro rata basis equal in proportion to the yield basis per share as set forth above.

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

Description of share capital and Articles of Association

General

Our Articles of Association were last amended by a notarial deed dated 8 November 2006. We have our head Office at Hoogoorddreef 62, (1101 BE) Amsterdam and our registered seat in Maastricht. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share capital

As of 31 December 2006, our authorised share capital amounted to €1,080,000,000, divided into 395,000,000 ordinary shares, 55,000,000 Preference Shares A, and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares.

As of 31 December 2006, the issued share capital was divided into 180,904,970 ordinary shares and 53,281,979 Preference Shares A, all of which have been fully paid up. No Preference Shares B were issued as of 31 December 2006.

Preference Shares A

On 31 December 2006, all Preference Shares A had been taken into administration in Stichting Administratiekantoor van preferente aandelen Buhrmann, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

The purpose of the Trust Office is to issue and administer depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association. Our Articles of Association provide that Preference Shares A may be transferred to natural persons only and that a transfer or issue of Preference Shares A or voting rights relating to Preference Shares A shall not be possible if such transfer would result in the acquirer acquiring more than 1% of the capital issued in the form of Preference Shares A or 1% of the voting rights attached to such shares. Our Articles of Association contain certain exceptions to these transfer restrictions and the Executive Board may under certain circumstances grant an exemption from these transfer restrictions. The depositary receipts are listed on Euronext Amsterdam N.V.

Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists such that the voting rights attached to the Preference Shares A held by the Trust Office that can be exercised at a General Meeting of Shareholders are determined by reference to the value of the Preference Shares A in proportion to the value of the ordinary shares in the capital of Buhrmann. The voting right is calculated on the basis of the total value of all Preference Shares A (calculated by multiplying the number of Preference Shares A outstanding and the stock market price of one depositary receipt for such Preference Share A) divided by the stock market price of one ordinary share, both on the last trading day of the month prior to the month in which the applicable shareholders’ meeting is convened, capped at a maximum of one vote per Preference Share A.

At the request of a holder of depositary receipts and subject to the transfer restrictions described above and certain limitations set out in our Articles of Association, the Trust Office will grant a written proxy, with the power of substitution, to the holder to exercise the voting rights attached to the underlying Preference Shares A. The terms of administration of the Trust Office provide that the voting rights to be exercised by a holder of depositary receipts, as proxy of the Trust Office, is also related to the capital interest of the depositary receipts held by the holder of the depositary receipts in proportion to the value of the ordinary shares, calculated in accordance with what is set out above. The voting right that may then be exercised by the depositary receipt holder, as proxy of the Trust Office, may be exercised at his or her own discretion.

The Trust Office is charged with exercising the voting rights attached to the Preference Shares A (except for those Preference Shares A for which it has issued a proxy) in a manner which primarily safeguards the interests of the holders of depositary receipts, taking into account the interests of Buhrmann, its affiliates and all of its stakeholders.

The Board of the Trust Office comprises five members: three members A and two members B. The members A are appointed by the Board of the Trust Office. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As of 31 December 2006, these members were Messrs R.A.H. van der Meer and W.O. Wentges. The other members of the Board of the Trust Office are Messrs A.A. Loudon (Chairman), R.W.F. van Tets and C.J.A. Reigersman. All members of the Board of the Trust Office are independent of Buhrmann as defined in Appendix X of the General Rules of Euronext Amsterdam N.V. and defined in the Dutch Corporate Governance Code.

All best practice provisions of the Code concerning Depositary Receipts have been applied.

In 2005 a meeting of holders of depositary receipts of Preference Shares A was held. In this meeting the Board of the Trust Office explained the changes made to the corporate governance practice of the Trust Office. At this meeting, the holders of depositary receipts expressed their confidence in the Board of the Trust Office. The next meeting of holders of depositary receipts will be held in 2007.

Preference Shares B

We may issue Preference Shares B, inter alia, as a (preventive) measure against a hostile acquisition or a concentration of power, that is created without the Executive Board having been able to safeguard the continuity and independence, which are maintained in the interest of Buhrmann and all those involved with Buhrmann. For this purpose, Buhrmann and the Stichting Preferente Aandelen Buhrmann have entered into a put and call option agreement relating to Preference Shares B. This agreement imposes the obligation on the Stichting and entitles it to subscribe for Preference Shares B in the capital of Buhrmann. This mechanism would enable us to further define our position vis-à-vis, a bidder for our shares and his plans, or to counter a concentration of power, and consider our options, including – to the extent relevant – the negotiation of a more beneficial transaction or other alternative.

Resolutions whereby the Executive Board exercises the power to issue Preference Shares B are subject to approval by the Supervisory Board.

The Preference Shares B will be outstanding no longer than strictly necessary. Once the reason for the placing of the Preference Shares B no longer exists, the Company will propose to the General Meeting of Shareholders to cancel the Preference Shares B entirely as a class.

To maintain the effectiveness of the issue of Preference Shares B as a protection instrument, the scope of the authority to issue these shares should extend to such a number of Preference Shares B as corresponds to the issued number of ordinary shares and Preference Shares A at the time of the issue. As a consequence, Preference Shares B may be issued up to a maximum amount equal to the issued share capital of Buhrmann other than in the form of Preference Shares B, minus one. Under certain circumstances set out in our Articles of Association, the maximum amount shall be reduced.

Once any Preference Shares B are issued to Stichting Preferente Aandelen Buhrmann, we have the right to repurchase the Preference Shares B at their issue price plus accrued and unpaid dividends, if any. Under these circumstances, Stichting Preferente Aandelen Buhrmann has the right to require Buhrmann to repurchase or to cancel the Preference Shares B held by it.

Stichting Preferente Aandelen Buhrmann will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The objective of Stichting preferente aandelen Buhrmann is to promote the interest of Buhrmann and its enterprises (including those of its group companies) in such a way that the interests of Buhrmann and its enterprises and all those involved will be best served, whereby the Stichting will, among other things, give attention to the continuity and identity of the enterprises concerned. Upon issue of Preference Shares B, only 25% of the nominal value is required to be paid-up. As of 31 December 2006, no Preference Shares B had been issued.

As of 31 December 2006, the Board of Stichting Preferente Aandelen Buhrmann comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The Board members are all independent of Buhrmann as referred to in Appendix X of the Listing Rules of Euronext N.V.

Issue of shares; Pre-emptive rights

The authority to issue ordinary shares and Preference Shares B has partly been delegated by the General Meeting of Shareholders to the Executive Board pursuant to a resolution dated 13 April 2006. The Executive Board is authorised to issue ordinary shares up to a maximum of 10% of the issued share capital, which percentage is extended by an additional 10% of the issued share capital in the event the issue is related to a merger or an acquisition. The Executive Board is authorised to issue Preference Shares B up to a maximum of 100% of the issued share capital. For these purposes, issuances of ordinary shares and/or Preference Shares B include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue ordinary shares and Preference Shares B will terminate on 12 October 2007 unless it is extended by a resolution of the General Meeting of Shareholders. Prior approval of the Supervisory Board will be required for any Executive Board resolution to issue ordinary shares and/or Preference Shares B.

Except for (i) issuances of ordinary shares in exchange for non-cash consideration or (ii) issuances to employees of Buhrmann or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Buhrmann, Buhrmann shareholders have pro rata pre-emptive rights to subscribe for new issuances of ordinary shares. These pre-emptive rights may, subject to the prior approval of the Supervisory Board, be restricted or excluded by the corporate body that is authorised to issue shares.

At the Annual General Meeting of Shareholders held on 13 April 2006 the Executive Board was authorised to restrict or exclude such pre-emptive rights in the event of issuances of or granting of rights to acquire ordinary shares up to 12 October 2007, subject to the prior approval of the Supervisory Board. Buhrmann shareholders do not have pre-emptive rights in respect of preference shares.

Repurchase of shares

We may repurchase our own shares, subject to certain provisions of Dutch law and the Articles of Association. We may not repurchase our own shares if (i) the payment required to make the repurchase would reduce shareholders’ equity to an amount less than the sum of paid-in and called portions of the share capital and any reserves required by law or our Articles of Association or (ii) we and our subsidiaries would thereafter hold shares with an aggregate nominal value equal to more than 10% of the issued share capital. Shares owned by us may not be voted. Any repurchase of shares which are not fully paid-up is null and void. A repurchase of shares may be effected by the Executive Board if the Executive Board has been so authorised by the General Meeting of Shareholders, which authorisation may not be granted for a period of more than 18 months. Most recently, the General Meeting of Shareholders granted this authorisation until 12 October 2007 by resolution dated 13 April 2006.

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

Restriction of non-Dutch shareholders rights

Under our Articles of Association, there are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights in respect of our securities, and we are not aware of any such restrictions under Dutch corporate law.

Disclosure of share ownership

Dutch law (The Act on Financial Supervision) requires public disclosure to the (Dutch) Authority Financial Markets (AFM) with respect to the (potential) ownership of and (potential) voting rights on listed shares when the following thresholds are passed: 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

The following entities have reported a significant holding of shares in the capital of the Company:
Fortis Utrecht N.V. (7.99%)
ING Group N.V. (13.86%)
Kempen Capital Management N.V. (6.77%)
Stichting Administratiekantoor van preferente aandelen Buhrmann (or Trust Office) (22.76%)
Stichting preferente aandelen Buhrmann (50% potential)

Provision of information

In accordance with the Dutch Act on Financial Supervision, Buhrmann will ensure that any price-sensitive information – information that is concrete and has not publicly been disclosed and whose disclosure might significantly affect the Company’s share price – will be disclosed without delay to the general public in the form of a press release that will be disseminated over two or more major wire services, at least one international and one national daily newspaper, and publication on the Buhrmann website.

Price-sensitive information that has been publicly released by Buhrmann or is already in the public domain may be discussed by spokespersons designated by the Company on an individual or selective basis. However, if the provision of such information is regarded by Buhrmann to be of interest to the general public – for instance at an Annual General Shareholder’s Meeting, quarterly earnings review or presentation to analysts – Buhrmann will make this information available for general dissemination through a conference call, web cast or a presentation which will be broadcast live on a medium that will allow the public, without charge, to receive the information. Following such an event, presentations will be posted on the Buhrmann website and, in so far as reasonably possible, provision will be made for an audio replay to be available for a certain period thereafter.

In the ordinary course of business, designated spokespersons regularly communicate with outside parties, such as media or securities industry professionals in one-on-one meetings, group meetings, site visits or industry conferences, etc., to provide them with relevant information to enable them to gain better insight into the Company. Buhrmann adheres to the policy that, at such meetings, price-sensitive non-public information should not be discussed or disclosed in any way or form. Buhrmann will provide analysts and investors with fair access to Company information and management within the limits of its time and resources. Under no circumstances will Buhrmann compromise the independence of analysts or investors in relation to the Company, irrespective of their recommendation on Buhrmann stock or a decision to buy or sell Buhrmann stock.

To prevent inadvertent disclosure of price-sensitive information, Buhrmann has imposed upon itself ‘quiet periods’ in the weeks prior to an upcoming results’ announcement, during which it will not engage in any discussion or participate in any kind of meeting with the general public, media or securities industry professionals in which one could reasonably expect that price-sensitive non-public information could be discussed. The Company’s quiet periods are published on the website of the Company.

Audit of financial reporting and role of Internal and External Auditors

Financial reporting

The Executive Board is responsible for the quality and completeness of the financial information that is made public. It is the duty of the Supervisory Board to see to it that the Executive Board fulfils this responsibility. Please refer to the section entitled Risk Control Framework in the chapter Other Financial Information (page 69).

Role, appointment, remuneration and assessment of External Auditor

The External Auditor is appointed each year by the Annual General Meeting of Shareholders. The Supervisory Board shall nominate a candidate, based on advice from the Audit Committee and Executive Board. The remuneration for the External Auditor is proposed by the Audit Committee and approved by the Supervisory Board after consultation with the Executive Board. The Supervisory Board has delegated approval for the assignment of services from the External Auditor to the Audit Committee for a period of one year. This delegation can be renewed by the Supervisory Board.

External auditors’ fees and services

The External Auditor charged the following fees:

in millions of euro	2006	2005
Audit fees	5.7	4.4
Audit-related fees	0.1	2.1
Tax fees	0.1	0.2
All other fees	0.0	0.0
Total fees	5.9	6.7

Audit fees in 2006 include fees related to audit work as required by the Sarbanes-Oxley Act. Audit-related fees in 2005 related to services regarding compliance with the rules relating to internal control over financial reporting as adopted by the SEC under the Sarbanes-Oxley Act. Tax fees related to compliance services.

External Auditor Policy

Buhrmann has established a policy for the independence of and provision of services by its external auditors. This policy stipulates that external auditors may only provide services which do not conflict with its independence and which are explicitly listed in the policy. These permissible services are audit services (e.g audit of financial statements), audit-related services (e.g. due-diligence work and internal control reviews and assistance with internal control reporting requirements) and non-audit services (e.g. risk management advisory services, treasury advisory services and tax planning and tax consultation services). The Audit Committee annually reviews the list of permissible services and may add to or subtract services from the list from time to time. The External Auditor Policy is posted on our website.

The audit services require pre-approval of the Audit Committee. The audit related services and non-audit services also require the pre-approval of the Audit Committee which has been given in advance for services for which the aggregate amount of fees (for each of audit related and non-audit services) is less than €250,000 in any fiscal year.

In 2006, all audit fees, audit-related fees and tax fees from PricewaterhouseCoopers Accountants N.V. as included in the table above were permissible services as listed in the policy and were pre-approved by the Audit Committee.

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

Compliance with the Dutch Corporate Governance Code

The Company fully complies with the Dutch Corporate Governance Code by either applying its principles and best practice provisions or by explaining why it deviates there from. Such principles and best practice provisions are fully applied with the exception of the following recommendations that are not fully applied for reasons set out above.

•                      II.1.1. Appointment of members of the Executive Board for a maximum term of four years (see page 48).

•                      II.2.6 / III.7.3. Notice of changes in holdings of securities in Dutch listed companies (see page 46).

•                      II.2.7. Severance pay not to exceed one year salary  (see page 44).

•                      III.3.4. Maximum of five board memberships (see page 45).

•                      III.5.11. Chairman of Supervisory Board not to chair remuneration committee (see page 46).

•                      IV.1.1. Appointments, suspension or removal procedures of members of the Executive Board or Supervisory Board (see page 48).

5                     Report of the Supervisory Board

55              Supervision and advice

55              Composition of the Supervisory Board and the Executive Board

56              Independence

56              Schedule of attendance of the Supervisory Board and Committees

56              Committees of the Supervisory Board

57              Corporate Governance

57              Remuneration Report

57              Financial statements and dividend proposal

57              Discharge

57              Considerations about the business

59              Biographies Supervisory Board

59              Composition Committees of the Supervisory Board

•                  Report of the Supervisory Board

Supervision and advice

During the reporting year the Supervisory Board met eight times. In these meetings, special attention was given to the review of several acquisition proposals by management, notably the public offer for all outstanding shares of Andvord Tybring-Gjedde (‘ATG’) in August, which was successfully completed in September. We also discussed with management the funding of this public bid. This acquisition of the largest office products group in the Nordic region has enabled the Company to expand its geographic coverage in Norway and Sweden, where it is now the market leader and it provides an excellent platform for further expansion in the Nordic region. Another important acquisition was Coastwide Laboratories, Inc., a business-to-business distributor of facility supplies in the north-west of the U.S. This acquisition enables us to expand more rapidly in the facility supply market.

We also discussed management reports on the organisational restructuring of Corporate Express North America which was publicly announced in March. The new structure is organised according to product lines and customer segments. The general course of business, as well as the progress made by the Company in delivering on its strategy, were discussed with the Executive Board on a regular basis. The budget for 2007 was discussed and approved. Management of the North American, European and Australian operations made presentations to us on a wide variety of subjects relevant to their business, including strategy, course of business and key performance indicators. With the president of ASAP Software we discussed long-term developments for the IT industry as well as challenges and opportunities in the packaged software market.

We reviewed and discussed management development and succession planning and agreed that the Company was continuing to make progress in this respect. Regular reports were received from the Audit Committee and the Compensation, Nominating and Corporate Governance Committee (‘CNCG Committee’). We also assessed the independence and performance of the External Auditor PricewaterhouseCoopers Accountants N.V. as well as their relationship with management and the Audit Committee. This resulted in our proposal to the Annual General Meeting in April 2007 to assign the audit of the 2007 financial statements to PricewaterhouseCoopers. With the External Auditor we discussed their report on the 2005 financial statements. We also reviewed and discussed the annual report for 2005 and were given a report on the progress made by management in complying with the requirements of section 404 of the Sarbanes-Oxley Act. The policy of the Company in the field of investor relations was discussed and we considered the Company’s branding strategy.

In the absence of the Executive Board we discussed the functioning of the Executive Board and its individual members. We concluded that the functioning of the Executive Board as well as that of the individual members was satisfactory. With regard to the composition of the Executive Board, we decided to propose to the Annual General Meeting of Shareholders to be held in April the appointment of Mr P.J. Ventress, president of the Office Products Europe Division as member of the Executive Board. As a result of Mr Ventress’ appointment, the number of members of the Executive Board will be extended to five.

We also discussed our own functioning and that of the Committees of the Board while taking into account our profile, composition and the competencies of each of the members of the Supervisory Board. In particular we discussed the composition of the Supervisory Board and decided that the number of members should be extended from six to seven. Given the importance of the North American activities of the Company, we considered that the Board should be strengthened with members who have experience of U.S. markets and businesses. As reflected in the schedule on page 56, attendance by current members of the Supervisory Board to the meetings of the Board and the Committees was satisfactory. All members of the Board gave evidence of a strong engagement with the Company and the Board concluded that the cooperation in the reporting year was productive and constructive. The meetings of the Board provide space for an open exchange of ideas resulting in balanced decision-making for which the Board can take collective responsibility.

Composition of the Supervisory Board and the Executive Board

During the reporting year the composition of the Supervisory Board was as follows: Mr P.C. van den Hoek (Chairman), Mr R.F. van den Bergh (from 31 October), Mr G. Izeboud, Mr A.G. Jacobs (Vice-Chairman until 13 April), Mr F.L.V. Meysman (from 13 April), Mr B.J. Noteboom, Mr J. Peelen (Vice-Chairman), Mr G.H. Smit (until 31 October) and Mr T. de Swaan (from 31 October). For the biographies of the current members of the Supervisory Board, please refer to page 59.

Mr Jacobs resigned from the Supervisory Board after the General Meeting of Shareholders on 13 April. In order to fulfil the vacancy and to safeguard the continuity in the Board, it was proposed to appoint Mr Meysman for a term of four years and the Meeting approved this proposal. In that same meeting Mr Peelen was re-appointed and the Board appointed Mr Peelen Vice-Chairman as per that date.

In the course of the year it was decided to increase the number of members of the Board to seven. Mr Smit resigned after the General Meeting of Shareholders held on 31 October after serving eight years in the Supervisory Board and Audit Committee and rendering prominent services to the Company for which we owe him great thankfulness. In the same meeting Mr Van den Bergh and Mr De Swaan were appointed. The Supervisory Board also appointed Mr De Swaan member of the Audit Committee as per the same date.

The schedule of retirement of the Board does not provide for retirements in 2007. The new members of the Supervisory Board attended introductory sessions organised by the Company in consultation with the Chairman.

Independence

All members of the Supervisory Board in its composition as per 31 December 2006 may be considered independent as defined in the By-Laws Supervisory Board.

Schedule of attendance of the Supervisory Board and Committees

Supervisory Board members	Supervisory Board meetings (8)	Audit Committee meetings (6)	CNCG Committee meetings (3)

P.C. van den Hoek	8	n/a	3
R.F. van den Bergh(1)	1	n/a	n/a
G. Izeboud	8	6	n/a
A.G. Jacobs(1)	3	2	n/a
F.L.V. Meysman(1)	6	2	n/a
B.J. Noteboom	8	n/a	3
J. Peelen	8	n/a	3
G.H. Smit(1)	7	5	n/a
T. de Swaan(1)	2	1	n/a

(1)          was not a member of the Supervisory Board for the full reporting year

Committees of the Supervisory Board

Without prejudice to its own responsibility, the Supervisory Board has formed two committees, i.e. the Audit Committee and the CNCG Committee, each consisting of members of the Board.

The purpose of both Committees is described in the chapter on Corporate Governance (see pages 45 and 46).

Audit Committee

In 2006 the Audit Committee paid attention to the project that was established to achieve compliance with the Sarbanes-Oxley Act, in particular the requirements of section 404 of this Act. This relates to extensive activities in the area of internal control over financial reporting. Also, in the area of risk management, the usual assessment was made of the risks faced by the Company and particular attention was given to progress with ICT business continuity and disaster recovery programmes. Certain aspects of the Company’s management reporting system were also discussed with the Audit Committee.

Certification (pursuant to section 302 of the Sarbanes-Oxley Act) of the annual report 2006 was discussed with the CEO and CFO and the Committee agreed to management’s conclusions that the annual report fairly presented in all material respects the financial condition, results of operations and cash flows of the Company and that no untrue statements of a material fact were included and no material facts were omitted that could make the report misleading.

The Audit Committee reviewed the quarterly and annual results and particular attention was paid to special items and critical accounting policies, as well as to the minutes of the Disclosure Committee. The development of the finance function was reviewed and attention was paid to legal matters and minor fraud cases, as well as the implementation of the whistle-blower hotline.

The Audit Committee reviewed and discussed reports from the external auditor on the Company’s financial reporting as well as follow-up actions by management. The audit scope and approach, independence and fees of the external auditor were discussed, as well as performance and the relationship between the external auditor and the Company. The tax and pension position of the Company were reviewed and discussed as well as the report of the internal audit function on the control status of the operating companies. The Audit Committee also discussed planning and resources for 2007 with the Director of Internal Audit.

The analysis of the fair enterprise value of the Company at the cash-generating unit level was discussed with management and the External Auditor to determine the possible impairment under both IFRS and US GAAP. The Audit Committee agreed that there was no impairment of goodwill in 2006.

We also discussed the accounting policy for purchase price allocations and the report on the separate recognition and valuation of intangibles other than goodwill, in relation to the acquisition of ATG.

During the reporting year the composition of the Audit Committee has been as follows: Mr A.G. Jacobs (Chairman, resigned on 13 April), Mr G. Izeboud (Chairman), Mr F.L.V. Meysman (from 13 April), Mr G.H. Smit (until 31 October) and Mr T. de Swaan (from 31 October). According to the

Supervisory Board, all members of the Audit Committee qualify as ‘financial experts’ as defined in the Audit Committee Charter. All meetings of the Audit Committee during the reporting year were attended by the external auditor as well as by representatives of management and the finance function. The Audit Committee also had regular, brief discussions with the external auditor in the absence of management.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee)

During the reporting year the CNCG Committee discussed and reviewed a remuneration policy for executive management (not including the Executive Board) and a benchmark exercise for the review of Executive Board compensation. It also reviewed the level of compensation of the Supervisory Board and recommended changes which were approved by the Annual General Meeting of Shareholders in April. The Committee also took note of the progress the Company has made with regard to management development systems and succession planning and discussed with management its goals with respect to gender diversity in Europe.

It also discussed corporate governance issues, particularly whether changes needed to be made to the corporate governance structure of the Company in the light of national and international developments. It proposed to change the definition of independence of Supervisory Board members (see the Corporate Governance chapter on pages 42 to 53).

The CNCG Committee consisted of Mr P.C. van den Hoek (Chairman), Mr J. Peelen, and Mr B.J. Noteboom.

Corporate Governance

The corporate governance structure of Buhrmann is described in the chapter on Corporate Governance (see pages 42 to 53). We endorse the principles and apply almost all of the best practice provisions of the Dutch Corporate Governance Code (the Code). All exceptions to the Code have been disclosed in the above-mentioned chapter. The corporate governance structure of the Company was discussed at the Annual General Meeting of Shareholders in April 2005 and has not changed since in any material respect.

Remuneration Report

The Remuneration Report includes the remuneration policy for members of the Executive Board and forms part of and is incorporated in the Report by the Supervisory Board (see pages 54 to 59). During the reporting year changes were made to the remuneration policy concerning long-term and short-term incentives which were approved by the Annual General Meeting of Shareholders held in April.

Financial statements and dividend proposal

The annual report at hand, which has been prepared by the Executive Board, consists of the Consolidated Financial Statements, the Financial Statements of Buhrmann NV and the management report for the past financial year. The financial statements have been audited by PricewaterhouseCoopers Accountants N.V. You will find the statement of the External Auditor in Chapter 9 Other Information. The Annual Report includes, for the first time, a report by management which confirms the effectiveness of the Company’s internal control over financial reporting as of 31 December 2006. The External Auditor’s statement includes an attestation of this management assessment.

We have reviewed and can agree with these reports and will recommend that the Annual General Meeting of Shareholders to be held on 12 April 2007 adopts the financial statements for 2006 accordingly.

The dividend proposal to the Annual General Meeting of Shareholders, which is consistent with the dividend policy of the Company, is included in the Annual Report on page 170. The dividend of €0.21 per ordinary share will be paid either in cash or in new ordinary shares at the option of each shareholder.

Discharge

We also propose that the Annual General Meeting of Shareholders, in accordance with Article 32, Paragraph 2 of the Articles of Association, discharges the Executive Board from management as carried out in the past financial year and the Supervisory Board from its supervision.

Considerations about the business

The financial results for 2006 show that Buhrmann made progress during the year. Buhrmann’s strategy to become the single-source supplier to its customers is progressing well. The Company is selling an increasingly wide variety of products to its customer base, building on its strong position in the large account segment. Progress is made in serving mid-market customers as the Company continues to improve its approach to this customer segment. Once again Buhrmann has expanded its private brands programme which now generates more than a quarter of all office and computer supplies sales.

Steps were taken to further streamline the Company and improve operational efficiency, notably in the U.S. office products business. The various streamlining and centralising projects were successfully implemented, but the temporarily internal focus of operational management resulted in a certain level of disruption in the U.S. sales performance in the last months of the year.

Notwithstanding this disruption, we believe that the actions taken to further streamline and centralise our business will reinforce the Company’s position as global office products distributor through organic growth. Growth could be further strengthened by medium-sized and smaller acquisitions, if and when they are expected to deliver shareholder value.

Finally we would like to underline the importance of the continued commitment and contribution of the employees to the Company’s success in achieving its strategic goals. We believe this is supported by the Company’s ongoing efforts in training and development of its people. The Supervisory Board is sincerely thankful to all employees of the Buhrmann Group for their efforts during the reporting year.

Supervisory Board

Amsterdam, 21 February 2007

•                  Biographies Supervisory Board

Paul C. van den Hoek 1939, Chairman

Position: Barrister in Amsterdam (Stibbe). Nationality: Dutch. Appointed in 1993, current term of office until 2008. Other supervisory directorships: AON Groep Nederland B.V. (Chairman), ASM International N.V. (Chairman), Robeco Groep N.V. (Chairman), Robeco N.V. (Chairman), Rolinco N.V. (Chairman), Rorento N.V. (Chairman), Het Financieele Dagblad Holding B.V. (Chairman), Wavin N.V. (Chairman), Samlerhuset Group B.V.

Rob F. van den Bergh 1950

Previous position: Board member and CEO of VNU N.V. Nationality: Dutch. Appointed in 2006, current term of office until 2010. Other supervisory directorships: ABN AMRO N.V., Pon Holdings B.V., N.V. Deli Universal. Relevant additional functions: Member of the investment committee of NPM Capital N.V., Member Advisory Committee CVC.

Gilles Izeboud 1942

Previous position: Board member of PricewaterhouseCoopers. Nationality: Dutch. Appointed in 2005, current term of office until 2009. Other supervisory directorships: Robeco Groep N.V., Robeco N.V., Rolinco N.V., Rorento N.V., ConQuaestor B.V., ENDEX European Derivatives Exchange N.V. Relevant additional functions: Substitute Council of the Enterprise Division of the Amsterdam Court of Appeal.

Frank L.V. Meysman 1952

Previous position: Chairman of the Board of Sara Lee/DE, Board member of Sara Lee Corporation. Nationality: Belgian. Appointed in 2006, current term of office until 2010. Other supervisory directorships: Grontmij N.V. (Chairman), Spadel N.V., Picanol N.V., Pinguin N.V.

Ben J. Noteboom 1958

Current position: CEO Randstad Holding nv. Nationality: Dutch. Appointed in 2005, current term of office until 2009. Other supervisory directorships: none. Relevant additional functions: none.

Jan Peelen 1940, Vice-Chairman

Previous position: Member Executive Committee of Unilever NV and board member of Unilever. Nationality: Dutch. Appointed in 1999, current term of office until 2010. Other supervisory directorships: VVAA Groep B.V. (Chairman), Royal Friesland Foods N.V., Arcadis N.V., Albron B.V.

Tom de Swaan 1946

Previous position: Board member and CFO of ABN AMRO Holding N.V. Nationality: Dutch. Appointed in 2006, current term of office until 2010. Other supervisory directorships: Royal DSM N.V., GlaxoSmithKline plc, Financial Services Authority London, Zurich Financial Services, Royal Ahold N.V. (proposed). Relevant additional functions: Advisor to the management board of ABN AMRO Holding N.V.

Aad G. Jacobs resigned from the Supervisory Board as per the Annual General Meeting of Shareholders held on 13 April 2006 and Gert H. Smit resigned from the Supervisory Board as per the General Meeting of Shareholders held on 31 October 2006.

Composition Committees of the Supervisory Board as per 31 December 2006

Audit Committee

Gilles Izeboud, Chairman

Frank Meysman (as per 13 April 2006)

Tom de Swaan (as per 31 October 2006)

Aad Jacobs (Chairman) and Gert Smit were members of the Audit Committee until 13 April 2006 and 31 October 2006 respectively.

Compensation Nominating and Corporate Governance Committee (CNCG Committee)

Paul van den Hoek, Chairman

Ben Noteboom

Jan Peelen

6                 Remuneration Report

61              Remuneration policy

64              Remuneration Executive Board and Supervisory Board 2006

•                  Remuneration Report

This report by the Supervisory Board sets out the remuneration policy for the Executive Board. It also provides details of the remuneration in the reporting year of members of the Executive Board and the Supervisory Board.

Remuneration policy

Procedure

The remuneration policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee (CNCG Committee). The tasks and responsibilities of the CNCG Committee are described in the Corporate Governance section (see page 46). The remuneration policy was adopted at the General Meeting of Shareholders held in April 2004 and last amended by the General Meeting of Shareholders held on 13 April 2006. Any material amendments to the policy shall be submitted to the General Meeting of Shareholders. No further material changes were made to the remuneration policy in the reporting year.

Determination of the remuneration for each individual Executive Board member is in principle a responsibility of the Supervisory Board. The Supervisory Board has delegated this authority to the CNCG Committee. Pursuant to this delegation of authority, and acting within the principles of the remuneration policy, the CNCG Committee determines the remuneration packages for the members of the Executive Board, including base salary, pension rights, annual bonus and long-term cash incentive awards, grants of share options and any severance payments. The CNCG Committee may make decisions which reflect special circumstances and make remuneration alterations which will be explained in the next Annual Report. The CNCG Committee does not retain remuneration consultants, but seeks professional advice from external advisors as and when required.

Objective

The objective of the remuneration policy for members of the Executive Board is to attract and retain qualified, expert Executive Board members with an international outlook and motivate them to perform in such a manner that the value of Buhrmann is enhanced. Remuneration of the Executive Board is designed in such a way that it balances short-term operational performance with the longer-term objective of creating sustainable value and growth. Variable pay is a significant part of the total remuneration package.

Reward structure

The total remuneration package for members of the Executive Board consists of:

•                      a base salary

•                      an annual performance bonus

•                      a long-term cash incentive plan

•                      a share option plan

•                      pension arrangements, and

•                      other benefi ts and allowances.

Levels of remuneration are reviewed annually taking account of competitive levels of remuneration according to relevant industry comparisons.

The details of the remuneration packages of members of the Executive Board are as follows:

Base salary

The base salary for members of the Executive Board is set at a market competitive level, using industry survey data provided by outside remuneration advisors. Where a member of the Executive Board resides outside of the Netherlands, benchmark salary levels are referenced for the relevant markets (currently these are Europe and North America).

Annual performance bonus

Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets determined at the beginning of each calendar year. Bonus levels for the Executive Board may range from 0% to 75% of base salary and 0% to 100% of base salary for the U.S. based Board member. Targets are set annually to be challenging and to reflect key drivers for value creation, long-term growth in shareholder value, and the development of earnings per share.

For the Chief Executive Officer, Chief Financial Officer and the other European-based Board members, the bonus targets may be a combination of the performance of the total Group, Division-based targets and individual targets. The bonus of the North American based Executive Board member entirely relates to the performance of Buhrmann’s North American business and includes an overachievement bonus range for above-target performance. The targets for 2006 are described on page 65. Specific targets are not disclosed for reasons of commercial confidentiality.

At the end of each financial year the CNCG Committee measures the results against the targets set. The amount of the annual bonus is then calculated and is payable after the finalisation of the audited accounts of the financial year in question. The CNCG Committee has the right to change targets as a result of unforeseen circumstances and it may also decide to grant a special award for special circumstances if such amendment is justified in the opinion of the Committee. Any such changes will be accounted for in the Annual Report.

Long-term cash incentive plan

In addition to the annual bonus plan, the U.S. based Executive Board member participates in a long-term cash incentive plan designed specifically for the senior management of the Office Products North America Division. Under the long-term incentive plan 2006-2008, a bonus of up to 3.25 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets. In the event of an overachievement of the target, the long-term cash incentive payment may be increased to up to 3.9 times base salary or 120% of the target pay-out. Other members of the Executive Board do not participate in the long-term cash incentive plan.

Share option plan

Buhrmann operates a share option plan, the ‘Buhrmann Incentive Plan’, which aims to encourage senior management to focus on the growth of long-term sustainable value for shareholders. A variable number (350 to 400) of senior managers participate, including the members of the Executive Board. The allocation of the share options granted to the individual Executive Board members is determined annually by the CNCG Committee and the aggregate number of options granted to members of the Executive Board in any year shall not exceed 20% of the total number of options granted in that year. The number of options granted to all other eligible employees is determined at the discretion of the Executive Board provided that the aggregate number of options granted stays within the limit determined by the Supervisory Board and as specified at the General Meeting of Shareholders.

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

The options granted up to and including 2002 have a term of five years. From 2003, the options have a term of seven years. All options vest after three years, provided, in the case of options granted as from 2004, that the performance conditions are met.

At the Annual General Shareholders’ meeting in 2004, shareholders approved the adoption of a new share option plan. Pursuant to this new Buhrmann Incentive Plan, the number of options which vest is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date.

The performance of the Company is measured by the concept of Total Shareholder Return (TSR). Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, the performance of the Company’s shares against other companies’ shares can be compared over the relevant (three-year) period. Using the TSR peer group ranking as a performance indicator demonstrates a clear link between the reward provided and the investment growth enjoyed by our shareholders (in comparison to that enjoyed by investors in the defined peer group companies).

The financial performance of the Company, as measured by TSR is compared to the TSR of a peer group of currently eleven companies. The criteria for a company to fit within this peer group include, among other things, that such company (i) be in the same or a similar industry to Buhrmann; (ii) has a business model comparable to that of Buhrmann; (iii) be listed or traded on a major stock exchange; (iv) has a certain minimum market capitalisation; (v) operates in at least North America or Europe; and (vi) is considered a peer of Buhrmann by both the investor community and by Buhrmann itself.

The peer group companies for option grants under the new Buhrmann Incentive Plan in the years 2004 to 2006 are: Bunzl PLC; Genuine Parts Company; Hagemeyer N.V.; Manutan International S.A.; Office Depot, Inc.; OfficeMax, Inc.; Randstad Holding NV; Staples, Inc.; United Stationers, Inc.; Wesco International, Inc. and W.W. Grainger, Inc.

The composition of the peer group may be changed by the Supervisory Board for future option grants, provided that the above listed peer group criteria are met. In addition, where options have been granted, but have not yet begun vesting, the Supervisory Board may change the composition of the peer group with respect to that grant, if a peer group company at the time of grant no longer meets one or more of the criteria.

The TSR for each peer group company is calculated over the three-year period following each annual grant of options under the new Buhrmann Incentive Plan, and each peer group company is ranked in descending order of generated TSR to determine the relative position of Buhrmann. The conditional awards vest three years after the date of grant but the number of share options to vest depends upon Buhrmann’s ranking as follows:

Vested award (% of original conditional
TSR peer group ranking	award that will vest)

1st	200%
2nd	175%
3rd	150%
4th	125%
5th	100%
6th	75%
7th	50%
8th to 12th	0%

As a matter of illustration, the provisional ranking of Buhrmann on 31 December 2006 for the 2004 grant was number 5, for the 2005 grant was number 6 and for the 2006 grant was number 12.

The maximum number of options for the 2006 grant under the new Buhrmann Incentive Plan was 2,234,371, representing 1.25% of the total number of ordinary shares outstanding as of 31 December 2005, the date of the option grant. The number of options vesting of the 2004, 2005 and 2006 grants may be increased up to 2.5% if, as a result of the Company’s performance relative to the peer group, more than 100% of the granted options vest.

Pension arrangements

Retirement benefits are designed to be in line with the relevant market practice and consistent with those provided by other multinational companies in each country of residence. For the two Dutch Executive Board members, Mr F.H.J. Koffrie and Mr F.F. Waller, the pension arrangements have been adjusted, following changes in Dutch legislation that altered the fiscal climate in which previously existing pension promises were made. The new arrangements are based on individual defined contribution plans with a pension payment date at age 65. Furthermore, a life-cycle plan is used by both individuals. With respect to Mr Koffrie, who falls in the age group for which a special transition arrangement is applicable, the early retirement reserve existing of €1.4 million as at 31 December 2005, which has been released pursuant to the new legislation, has been contributed to the life-cycle plan. In the case of Mr Waller the early retirement reserve of €0.5 million has been released in the Company results; instead an annual contribution of 12% of Mr Waller’s fixed salary will be made by the Company to his life-cycle plan.

Other amendments included an adjustment of pensionable salary by including part of the bonus actually paid out (capped at 60% of the target bonus) for both individuals and an increase of the fixed salary of Mr Waller by 0.64%.

The changes in the pension arrangements are cost-neutral to the Company. Pension arrangements include an entitlement to a pension in the event of ill health or disability and a spouse’s or dependant’s pension on death, on terms similar to those applicable to employees participating in the Dutch Buhrmann Pension Fund.

Mr G. Dean, who is a U.K. citizen, has pension arrangements divided between the U.K. and the Netherlands. His current pension arrangement consists partly of the individual defined contribution plan in place for the Dutch Executive Board members and partly a participation in the defined benefit scheme of Corporate Express UK Ltd, with a retirement age of 61. Mr Dean has a pre-pension arrangement providing for potential retirement from the age of 60 to 62 depending on the agreements of the Supervisory Board, while the pension arrangements in the event of ill health, disability and death are a combination of terms applying to employees participating in the Corporate Express UK Ltd Pension Fund, and the Dutch Members of the Executive Board.

Mr M. Hoffman, who is a U.S. citizen, is eligible to participate in the regular U.S. Corporate Express, Inc. defined contribution plan (401K) on terms similar to those of other employees of Corporate Express, Inc., as well as an arrangement for Group Term Life Insurance. Participants to the 401K plan are eligible, at the earliest, to take their contributions at age 59½, or at the latest at age 70.

Other benefits and allowances

Members of the Executive Board enjoy similar benefits to many other employees of the Buhrmann Group. These may include subsidised medical insurance, the use of company cars, an allowance to cover small out-of-pocket expenses not covered by the reimbursement of their business entertaining expenses and contributions as part of certain deferred compensation schemes.

The Company does not grant personal loans or guarantees to members of the Executive Board and no such (remissions of) loans and guarantees were granted to members in 2006 nor are outstanding as per 31 December 2006.

Service contracts of members of the Executive Board

The members of the Executive Board have service contracts with Buhrmann NV, with the exception of the U.S. based Board member who has a contract of service with Corporate Express, Inc. Service contracts and the main conditions of service for members of the Executive Board are reviewed annually. Mr Hoffman’s contract is for a fixed term, expiring at the end of 2008. The other members of the Executive Board have been appointed for an indefinite term provided, however, that their contract will terminate when the individual has reached the age of 62. Notwithstanding this, contracts of service with members of the Executive Board may be terminated at the discretion of the Supervisory Board at a time in the period when the member of the Executive Board has reached the age of between 60 and 62. Notice periods of up to six months have been set for each Executive Board member.

No fixed severance payments have been arranged with the members of the Executive Board except in ‘change of control’ situations as described below. Buhrmann believes that the circumstances of each case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment, as a result of which, in specific cases, severance payments could exceed the compensation mentioned in the Dutch Corporate Governance Code. The performance by a Board member of his duties will in any event be an important factor.

The current contracts of the members of the Executive Board determine that where employment will be terminated in the event of an acquisition of the Company or if actual control passes into other hands (change of control), or in the case of reorganisation, termination of the Company’s activities or in any other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Buhrmann equivalent to three times the annual fixed salary (twice the annual fixed salary in the case of the contract of Mr M.S. Hoffman), and the pension accumulation over a period of three years, or two years (in the case of the contract with Mr Hoffman), will continue. This provision will not be included in contracts of new members of the Executive Board.

Future developments

The CNCG Committee keeps the remuneration policy for members of the Executive Board under review in the light of Company and market developments. It is also in the progress of evaluating long term incentive plans, in particular the Buhrmann Incentive Plan (see ‘Share option plan’) on page 62) and may come with a proposal to the Annual General Meeting of Shareholders in 2008. No material changes will be made to the remuneration policy in 2007.

Remuneration of Executive Board and Supervisory Board 2006

The disclosures in this section are in compliance with the requirements of Title 9, Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code and where applicable have been included in the audit by the External Auditor.

Remuneration of members of the Executive Board 2006

Base salary

Remuneration is paid in euros with the exception of the remuneration of Mr Hoffman who is paid in US dollars. Correcting for currency translation effects, the annualised increase of the base salary costs was approximately 2.9% compared to 2005 and the total increase reflected a 1.5% increase for the European Executive Board members and an aditional 0.64% increase for Mr Waller relating to the change in pensions and a 6.4% increase for the North American Executive Board member. The increase was a result of the regular bench marking exercise whereby salaries payable to members of the Executive Board were compared with those of other executive directors of similar companies based in the Netherlands, Europe and North America.

	Base salary		Annual bonus(1)				Other incentives(2)		Pension
in thousands of euro	2006	2005	2006		2005		2006	2005	2006	2005

F.H.J. Koffrie	575	567	345	(80%)	319	(75%)	–	–	176	198
G. Dean	431	425	246	(95%)	255	(100%)	–	–	239	323
M.S. Hoffman	577	548	427	(74%)	455	(110%)	1,608	1,228	114	6
F.F. Waller	434	425	221	(85%)	242	(95%)	–	–	162	138
Total	2,017	1,965	1,239		1,271		1,608	1,228	691	665

(1)          The percentage in parenthesis represents the % score of the total bonus opportunity for the individual that was awarded over the respective year’s performance paid out in the first quarter of the following year.

(2)          Other incentives are cash remunerations or accruals for cash remunerations such as the North American long-term incentive plan (Mr Hoffman), or any special awards that were granted.

Annual performance bonus

Group, Divisional and personal targets were set by the CNCG Committee for 2006 as follows:

•                      Group: these were based on the achievement of an earnings per share target

•                      Divisional: these were based on the achievement of targets for EBIT, economic value added and sales growth

•                      Personal: these were based on agreed key objectives relative to the Executive Board member’s specific responsibilities

Bonuses related to 2006 amount to €1,239 thousand. The financial targets have partially been achieved. Personal targets for Mr Koffrie and Mr Waller were not completely achieved. Bonuses in 2005 amounted to €1,271 thousand.

Other incentives

The other incentives in 2006 amount to €1,608 thousand, which amount relates to the accrual for the award for Mr Hoffman under the North American long-term incentive plan (in 2005: €1,228 thousand).

Pension arrangements and other deferred income

Pension charges of €691 thousand in 2006 (€665 thousand in 2005) consist of payments made to the relevant defined contribution pension arrangements and certain deferred income schemes. The changes compared to 2005 reflect adjustments made to the pension arrangements for Mr Koffrie and Mr Waller as described on page 63, reduced unfunded benefit accrual rates for Mr Dean and a contribution to a deferred compensation plan for Mr Hoffman.

Share options for the members of the Executive Board

At the end of 2006, the members of the Executive Board held 1,050,784 option rights on Buhrmann ordinary shares that were granted under the Buhrmann Incentive Plan and the New Buhrmann Incentive Plan. The table on the next page shows the movements in the number of outstanding option rights for each member of the Executive Board.

	1 January	Granted	Option exercise	Fair value of	Granted		Exercised		Expired		Outstanding
	2006(1)	during the year	price(1),(2)	grant in euro(3)	in 2006		in 2006		in 2006		31 Dec ‘06	Expiry date

F.H.J. Koffrie	42,288	2001	23.19	317,200	—		—		[42,288	]	0	19.04.2006
	58,146	2002	12.95	348,150	—		—		—		58,146	05.05.2007
	58,146	2003	2.70	72,600	—		—		—		58,146	01.05.2010
	89,862	2004	7.37	440,324	—		—		—		89,862	02.05.2011
	89,862	2005	7.40	432,236	—		—		—		89,862	17.04.2012
		2006	14.65	595,800	90,000				—		90,000	18.04.2013
	338,304				90,000		—		[42,288	]	386,016

G. Dean	29,073	2001	18.55	218,075	—		—		[29,073	]	0	19.04.2006
	37,002	2002	12.95	221,550	—		—		—		37,002	05.05.2007
	37,002	2003	2.70	46,200	—		—		—		37,002	01.05.2010
	44,402	2004	7.37	217,570	—		—		—		44,402	02.05.2011
	44,402	2005	7.40	213,574	—		—		—		44,402	17.04.2012
		2006	14.65	297,900	45,000				—		45,000	18.04.2013
	191,881				45,000		—		[29,073	]	207,808

M.S. Hoffman	18,501	2001	18.55	138,775	—		—		[18,501	]	0	19.04.2006
	52,860	2002	12.95	316,500	—		—		—		52,860	05.05.2007
	52,860	2003	2.70	66,000	—		[52,860	]	—		0	01.05.2010
	63,432	2004	7.37	310,817	—		—		—		63,432	02.05.2011
	63,432	2005	7.40	305,108	—		—		—		63,432	17.04.2012
		2006	14.65	430,300	65,000				—		65,000	18.04.2013
	251,085				65,000		[52,860	]	[18,501	]	244,724

F.F. Waller	21,144	2001	23.19	158,600	—		—		[21,144	]	0	19.04.2006
	31,716	2002	12.95	189,900	—		—		—		31,716	05.05.2007
	31,716	2003	2.70	39,600	—		—		—		31,716	01.05.2010
	44,402	2004	7.37	217,570	—		—		—		44,402	02.05.2011
	44,402	2005	7.40	213,574	—		—		—		44,402	17.04.2012
		2006	14.65	397,200	60,000				—		60,000	18.04.2013
	173,380				60,000		—		[21,144	]	212,236

Total	954,650				260,000	`	[52,860	]	[111,006	]	1,050,784

(1)          In 2005, the number of options as well as the exercise price of the options granted up to and including in 2004 has been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005. The aggregate number of options outstanding at that time for members of the Executive Board increased by 44,272. The adjustment factor that was applied is derived from the ‘theoretical ex-rights price’ (TERP) of the Buhrmann share. The fair value of these options has not changed as a result of the application of the adjustment factor.

(2)          Under Dutch fiscal rules, management receiving options could – under the Buhrmann Incentive Plan up to and including 2003 – elect to accept a higher exercise price (25% higher in 2001-2002 and 33.3% higher in 2003). The base exercise price for these option series was set at €2.70 in 2003, €12.95 in 2002 and €18.55 in 2001, equalling the share price at close of business on the Amsterdam Stock Exchange on 2 May 2003, 6 May 2002 and 20 April 2001, respectively, as adjusted (see note(1) above).

(3)          The fair value of the options is estimated using an option price determination model based on assumptions at the moment the grant was made. It does not reflect the current market value. Details on the model and assumptions used for the calculation are provided on page 132 in the section ‘Financial Statements’. It is noted that due to the transition to IFRS, the statistical method of calculating the fair value has changed as from 2004.

Loans to members of the Executive Board

No loans were outstanding to members of the Executive Board as at 31 December 2006 (2005: €42 thousand). Historically loans have been granted by the Company within the context of the Share Option Plan serving to finance the upfront Dutch income tax which is due by the optionees in relation to the option grant.

Specification

			Outstanding as		Outstanding at
			at 31 December	Repaid	31 December
in thousands of euro	Principal	Interest	2005	in 2006	2006
F.H.J. Koffrie:
2001	16	5.25%	2	2	0
2002	78	5.25%	25	25	0
			27	27	0
F.F. Waller:
2001	8	5.25%	1	1	0
2002	43	5.25%	14	14	0
			15	15	0
Total			42	42	0

No advances or guarantees have been made to members of the Executive Board.

Shareholdings by members of the Executive Board

As at 31 December 2006, the members of the Executive Board held the following numbers of shares in Buhrmann:

The members of the Executive Board have no special voting rights in the General Meeting of Shareholders.

		% of ordinary shares
	ordinary shares	outstanding

F.H.J. Koffrie	67,097	< 0.1%
M.S. Hoffman	25,000	< 0.1%
F.F. Waller	4,149	< 0.1%
	96,246	< 0.1%

The members of the Executive Board have no special voting rights at the General Meeting of Shareholders.

Remuneration of members of the Supervisory Board 2006

The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. This does not depend on the Company’s results. Remuneration for the members of the Supervisory Board is composed entirely of base remuneration. Members of the Supervisory Board are not eligible to participate in any bonus or profit-sharing plans, or in any other incentive-based plans maintained by the Company. The Company does not provide pension benefits for members of the Supervisory Board.

Remuneration of members of the Supervisory Board was increased in 2006 as a result of a resolution of the Annual General Meeting of Shareholders held in April 2005, amounting to €369.5 thousand (2005: €296 thousand).

Specification

in thousands of euro	2006	2005

P.C. van den Hoek(1), (2)	96.0	74.6
S.W. Barnes	—	7.0
R.F. van den Bergh	7.5	—
J.J. Hannan	—	7.0
G. Izeboud(1), (2)	61.7	28.6
A.G. Jacobs(1), (2)	19.0	61.6
F.L.V. Meysman(2)	36.3	—
B.J. Noteboom(2)	49.0	28.6
J. Peelen(2)	49.0	39.5
G.H. Smit(2)	42.5	38.0
T. de Swaan(2)	8.5	—
R. Zwartendijk(2)	—	11.0
Total	369.5	295.9

(1)          Including remuneration received as a member of the Supervisory Board of Buhrmann Nederland Holding BV

(2)          Including remuneration received as a member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable

Mr Barnes was appointed as a member of the Supervisory Board as per 29 April 2004 and resigned on 31 March 2005

Mr Van den Bergh was appointed as member of the Supervisory Board on 31 October 2006

Mr Hannan was appointed as a member of the Supervisory Board as per 8 October 2003 and resigned on 31 March 2005

Mr Izeboud was appointed on 14 April 2005

Mr Noteboom was appointed on 14 April 2005

Mr Jacobs resigned from the Supervisory Board as per 13 April 2006

Mr Meysman was appointed as a member of the Supervisory Board on 13 April 2006

Mr Smit resigned from the Supervisory Board as per 31 October 2006

Mr De Swaan was appointed as member of the Supervisory Board on 31 October 2006

Mr Zwartendijk resigned from the Supervisory Board on 14 April 2005

Share options for members of the Supervisory Board

The members of the Supervisory Board held no option rights to Buhrmann shares as at 31 December 2006.

Shareholdings by members of the Supervisory Board

Of the members of the Supervisory Board, as at 31 December 2006 only the following members held capital stock of Buhrmann NV as set out below:

			Depositary	% of
		% of ordinary	receipts of	Preference
	Ordinary	shares	Preference	Shares A
	shares	outstanding	Shares A	outstanding
P.C. van den Hoek(1)	41,595	< 0.1%	—	0%
R.F. van den Bergh	2,022	< 0.1%	—	0%
	43,617	< 0.1%	—	0%

(1)          Mr Van den Hoek transferred the discretionary management of his securities portfolio to an independent third party.

The members of the Supervisory Board have no special voting rights in the General Meeting of Shareholders. No advances or guarantees have been made to members of the Supervisory Board. Supervisory Board members will not be entitled to any severance payments upon their retirement.

7                 Other Financial Information

70                Risk factors

73                Risk control framework

75                Capital resources

75                Research and development

75                Inflation

75                Contractual obligations, contingent liabilities, commitments and guarantees

76                Off-balance sheet arrangements

76                Property, plant and equipment

76                Selected financial data

•                  Other Financial Information

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

Customers are able to reduce their spend per white-collar worker on short-term notice, by postponing the purchase of items or through the substitution towards lower-cost items. Buhrmann’s customers may, on short notice, postpone or reduce spending on Buhrmann’s products and services per white-collar worker, for example, by our eCommerce platforms to control purchasing patterns at our customer. As a result, our level of sales can significantly change over a short period of time. In addition, customers may also, on short notice, substitute certain of Buhrmann’s products and services for other, potentially lower margin, products and services.

Although our customer base is spread over many industries and sectors, including government institutions, most of our customers are large corporations or institutions which frequently re-tender their office products contracts. Many of our large account customers frequently (every 2-3 years) re-tender their office products contracts in order to take advantage of the competitive pricing within the office products industry, thereby eroding achieved efficiencies in our office products distribution activities. Although we have tens of thousands of customers, and no single customer represents more than 1% of our revenues, the loss of several large account customers in a relatively short period could materially adversely affect our business.

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

Revenues in Buhrmann’s Graphic Systems are cyclical. A substantial part of the Graphic Systems Division’s revenues derives from the sale of printing equipment which is regarded as a high-value investment good. The demand for this type of good depends to a large extent on developments in economic circumstances, particularly in relation to the activity levels at commercial printers, and technological innovation at the Graphic Systems’ main supplier (‘economic obsolescence’). As a result, Graphic Systems experiences cyclicality in its revenues which could adversely affect Buhrmann’s operations over sustained periods (historically cycles have had a duration of 8-9 years).

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

The continuation and successful retention of office products contracts depends primarily on pricing and service levels; notwithstanding the contractual side, a disruption of service levels has a direct impact on sales levels achieved. The continuation of office products contracts with our existing customers, and the successful retention of new office products contracts, primarily depends on pricing and service levels. We believe that one of the key factors differentiating Buhrmann from its competitors is its ability to provide competitive pricing on products combined with high quality service levels. Any disruption in the service levels that our customers have come to expect from us could result in the loss of their business to our competitors and adversely impact sales going-forward.

If Buhrmann’s contract with Heidelberg were to be terminated, or Heidelberg were to cease operations, Buhrmann could lose most of its Graphic Systems’ revenues. Buhrmann’s Graphics Systems is the authorised distributor in a number of countries of printing equipment manufactured by Heidelberg. Graphic Systems derives most of its revenues from the sale of that equipment. The distribution agreement runs until 30 June 2008 but will continue in effect after 30 June 2008 unless terminated with eighteen months prior written notice by one of the parties. The agreement may nevertheless be terminated earlier by either party for cause.

If Buhrmann’s relationship with Microsoft were to be terminated, or Microsoft were to alter their business model, Buhrmann could lose most of its gross contribution derived from ASAP Software.

ASAP Software is among others a distributor of Microsoft software in a number of countries. More than half of its gross contribution is derived from the sale of Microsoft products.

Other risks and uncertainties related to our business

Buhrmann’s exposure to exchange rate fluctuations may affect its reported results of operations and financial condition.

A major proportion of Buhrmann’s activities is conducted in currencies other than the euro. The position in relation to the U.S. dollar is in particular relevant, as approximately two-thirds of Buhrmann’s operating results were generated in U.S. dollars in 2006. This results in foreign exchange translation exposure when our results are translated into euro in our consolidated financial statements. For example, a 10% weakening in the value of the U.S. dollar in relation to the euro would have decreased result after taxes in 2006 by approximately 4%. Buhrmann finances its subsidiaries predominantly through internal debt denominated in local currencies. The residual translation risks in the subsidiaries are not hedged. Exchange rate fluctuations may lead to currency translation adjustments which may have a direct impact on the Buhrmann Group’s equity and results. In addition, the foreign exchange policy of the Company and the implementation thereof may result in certain fair value changes.

Buhrmann has material debt.

At 31 December 2006, we had a total indebtedness of approximately €1,294 million, based on IFRS. Generally we are categorised by rating agencies as a highly leveraged company. Buhrmann’s indebtedness could have important consequences, including that Buhrmann’s ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired, limiting our flexibility. Also it may increase our vulnerability to general adverse economic and industry conditions including that we experience difficulties to satisfy our obligations with respect to our borrowings. Generally, the daily average debt outstanding is higher than the debt as reported at quarter ends.

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

The Senior Facilities Agreement determines Buhrmann’s ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. The Senior Facilities Agreement also requires Buhrmann to meet certain minimum or maximum financial ratios and tests. Buhrmann may not be able to do so for reasons beyond its control. If Buhrmann fails to comply with the obligations in the Senior Facilities Agreement, there could be an event of default. This may cause Buhrmann to renegotiate the terms of the debt, which may lead to an increase of interest expenses and may further restrict Buhrmann’s ability to operate its business, including making acquisitions and paying dividends. In addition, if an event of default occurs, the lenders under the Senior Facilities Agreement could declare the debt under that agreement immediately due and payable, and seek to foreclose on Buhrmann’s assets that secure the Senior Facilities Agreement. If there is a default, Buhrmann may not have sufficient assets to repay the debt under that facility and other debt.

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

Buhrmann is operating a variety of pension funds, including a number of defined benefit schemes that are separately insured in trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. These regulations may change over time. The pension costs and funding levels are calculated based on certain assumptions. The value of the assets under management of these trusts varies, particularly with developments in the equity and bond markets. Lower than projected returns on the equity and bond markets may require Buhrmann to adjust the assumptions underlying the calculation of the pension cost and may require Buhrmann to make additional contributions to these pension funds in order to meet the minimum funding levels.

Changes in the assumptions underlying Buhrmann’s estimated utilisation of its considerable amount of tax loss carry-forwards could have a material adverse impact on its tax assets and effective tax burden.

Buhrmann has a considerable amount of tax losses carry-forward, pursuant to which it records deferred tax assets. Buhrmann records these deferred tax assets to the amount that Buhrmann estimates the deferred tax assets are likely to be realised. In determining deferred tax assets and deferred tax liabilities, Buhrmann takes into account estimated future taxable income, tax planning, applicable limitations on the use of tax losses carry-forward and the possibility that prior year tax returns will be challenged by the tax authorities. If actual future taxable income is different than originally assessed, if tax planning fails to materialise, if limitations on the use of tax losses carry-forward apply or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, deferred tax assets and deferred tax liabilities may have to be adjusted which could have a material adverse affect on Buhrmann’s reported tax expense and net result in future years.

Risks associated with acquisitions and divestments. Risks we could face with respect to recent and future acquisitions include difficulties in the integration of operations, technologies, products and personnel of the acquired entity; diversion of management’s attention away from other business concerns; and expenses of any undisclosed or unknown liabilities of the acquired entity.

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

Risk control framework

Company-level controls

In addition to our Corporate Governance structure (see Chapter 4 on page 42), our internal arrangements for Company-level controls are primarily derived from our Management Charter. The purpose of this Management Charter is to define for all our employees the most important aspects of fulfilling their individual and collective responsibilities towards Buhrmann. The Management Charter contains our Corporate Profile, Responsibilities, Business Principles and Code of Ethics (see also our website: www.buhrmann.com), Authority Limits and the Letter of Representation Process. It also refers to our set of Mandatory Policies, Manuals and Other Instructions. These policies address matters such as the Disclosure of Company Information, Fair Treatment and Equal Opportunity, ICT Business Continuity and Disaster Recovery, and Compliance with Competition Laws.

The area of internal control over financial reporting is primarily covered by our Financial Management Process supported by the Accounting Manual respectively Internal Control Manual.

Industry, operations and other risks

The major risk factors are described in the preceeding section. These risks are generally managed by a combination of upfront identification of risks, assessment of the potential impact, and regular reviews. As part of our ongoing management process, consideration is given to what extent risks can be avoided in an economical, sensible way respectively need to be taken as part of our business.

Monitoring, assessment and reporting

Buhrmann uses a comprehensive management reporting system to monitor the Company’s performance. This comprises a coherent set of instruments, which cover adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using economic-value-creation based performance measures. Reporting, analysis and review of actual results take place on a monthly basis and covers not only results, but also balance sheet, cash flow information and certain other operational performance indicators.

Risks associated with business activities and compliance with local legislation and regulations are managed through local operational management following normal reporting lines to senior management. In other words, risk management relies primarily on the frequently held business reviews at various levels in the Company. Risk management is also supported by our system of authority limits for divisional and local operational management. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system triggers a flow of information to senior management of Buhrmann. The same approach applies to corporate matters.

Also, every quarter, operational management is required to confirm by means of a Letter of Representation that compliance is maintained with the Management Charter and the Mandatory Policies, Manuals and Other Instructions. It also emphasises proper and prompt disclosure respectively financial representation and continuous assessment of internal controls.

In order to support the Executive Board in matters related to disclosure controls and procedures, our internal Disclosure Committee reviews, discusses and reports on disclosure related issues quarterly (the minutes of the Disclosure Committee meeting are also provided to the Audit Committee). The main purpose is to ensure that all disclosures made by Buhrmann are accurate, complete, timely and fairly present the financial condition and the results of operations in all material respects.

The adequacy of the design and proper functioning of internal control systems of our operations are periodically investigated by the Internal Audit Department who reports its findings to senior management and the Executive Board. Although the Internal Audit Department functions directly under the responsibility of the Executive Board, the head of Internal Audit discusses at least annually the control status of our operations with the Audit Committee. In 2006, Internal Audit focused its effort on preparing for compliance with Section 404 of the U.S. Sarbanes-Oxley Act. Consequently only a limited number of ‘classical’ audits were carried out. The external auditor has full access to all reports from Internal Audit. The head of Internal Audit attends the meetings with the Audit Committee. Additionally, a detailed fraud reporting process is in place supported by a globally uniform procedure for ‘whistle blowing’.

External auditor

The external auditor reports on findings on internal control as part of the audit of the Consolidated Financial Statements. Also the external auditor attends the meetings with the Audit Committee. The external auditor’s reports are discussed at the appropriate levels in the organisation. The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report a final report is issued to the Executive Board and Supervisory Board jointly.

The independence of our external auditor is required by the rules under the provisions of our External Auditor Policy (for information on auditor independence and fees see page 53). This policy stipulates, among other things, what services may not be provided and to what extent certain non-audit services may be provided by the external auditor. Other provisions require, for example, that each of the lead audit partner and review partner rotate from their position after a maximum period of five years. In the context of a pending court case against Béfec (a predecessor of PricewaterhouseCoopers, France), the independence of our external auditors was discussed among the Executive Board, the Audit Committee and the signing partners of our external auditors, PricewaterhouseCoopers Accountants N.V. after which it was concluded that the external auditor has taken appropriate measures to safeguard his independence. In 2005, we carried out an in-depth assessment of the performance of our external auditors and the audit approach taken. This has resulted in a number of changes to improve the efficiency of the audit process which have been effected in 2006. The main conclusions of this assessment were presented in our Annual Shareholder Meeting in 2006.

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

During the period covered by this Annual Report, there have been no changes in our internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s report on internal control over financial reporting (Sarbanes-Oxley section 404)

The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS (including the reconciliations to US GAAP) and includes those policies and procedures that:

•                  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•                  ensure that transactions are recorded as necessary to permit preparation of financial statements and that receipts  and expenditures of the Company are being made only in accordance with authorisations of management;

•                  prevent or timely detect unauthorised purchases, use or disposition of the Company’s assets that could have a material effect on the financial statements.

The Executive Board of Buhrmann is responsible for the design and operation of the Company’s internal risk control systems, including establishing and maintaining adequate internal control over financial reporting. Although the purpose of these systems is to enable risks to be optimally managed, all internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, as with other business propositions, we need to apply our judgement in evaluating the cost-benefit relationship of possible controls and control procedures, while taking into account the developments in our business and the external environment. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Buhrmann’s Executive Board assessed the effectiveness of the Company’s internal controls over financial reporting as of 31 December 2006. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO-I).

Based on this assessment and taking into account the requirements under the U.S. Sarbanes-Oxley Act, the Executive Board has determined that, as of 31 December 2006, the Company’s internal control over financial reporting was effective. ATG was excluded from the assessment of internal control over financial reporting as of 31 December 2006 because this entity was acquired by the Company only on 22 September 2006 (purchase business combinations). ATG is a wholly owned subsidiary of the Company that represents 5% of consolidated total assets and 2% of consolidated revenue as of and for the year ended 31 December 2006.

The external auditor has issued an attestation report on our assessment of the company’s internal control over financial reporting. Their report appears on the pages 172 to 173.

In addition, the Executive Board reviewed its compliance to the interpretation of the Dutch Corporate Governance Code in this area (‘Tabaksblat/Frijns’). Although there have been a small number of cases during the year where additional activities have been respectively are being carried out to fully strengthen the controls, no major issues were reported nor do we have indications that our internal controls will not continue to properly function. Consequently, during the period covered by this Annual Report, we believe that our internal controls for financial reporting were adequate and have been operating appropriately, at reasonable levels of assurance.

Capital resources

Buhrmann’s cash requirements in excess of cash generated by operations are largely funded by borrowings under arrangements with commercial banks and debt raised in the capital markets.

Working capital during 2006 was adequate for our business needs.

The borrowing agreements are described in Note 29 of the Financial Statements (pages 79 to 167) and reference is made to that section in our annual report.

The Company has a working capital facility of €255 million under the Senior Facilities Agreement (see Note 29 of the Financial Statements), of which €3 million was used at 31 December 2006.

Research and development

Buhrmann’s policy is to expense costs of research as incurred and, insofar future benefits are expected, to capitalise costs of development. Costs of research were insignificant in the years 2006, 2005 and 2004. The capitalised cost of development mainly relates to software.

Inflation

In North America, we estimate that price inflation as experienced by Buhrmann for office products was between 1% and 2% annually in 2006. Employee benefit costs typically increased with 3% to 4% in 2006 due to inflationary factors.

In Europe, Buhrmann experienced a slight price inflation for office products in 2006. Employee benefit costs increased in these years with around 3% annually due to inflationary factors.

Individual product categories may have had significant different price developments as noted above. This applies in particular to paper, computer supplies, software products and printing equipment.

Contractual obligations, contingent liabilities, commitments and guarantees

The table on the following page presents our on- and off-balance sheet contractual cash obligations as at 31 December 2006.

Long-term debt payments excluding Preference Shares A (which are perpetual) were €181 million in total at 31 December 2006, which is further detailed in Note 29 of the Financial Statements (starting on page 79). Interest included in this table does not include the effect of interest rate swaps.

Buhrmann has certain contingent liabilities, commitments and guarantees which are not included in the Consolidated Balance Sheet, the total amount of which are included in the table above and described below.

Rent and operating leases of €499 million in total at 31 December 2006 (€456 million at 31 December 2005) are primarily related to distribution facilities and offices

On- and off-balance sheet contractual cash obligations

payments due by period		Less than			More than
in millions of euro	Total	1 year	1-3 years	3-5 years	5 years

Total long-term debt payments and interest(1)	1,545	141	339	781	284
Rent and operating leases	499	99	143	87	170
Repurchase guarantees	39	6	9	23	2
Other contractual obligations and guarantees	7	4	3	—	—
Total contractual cash obligations	2,090	250	494	891	456

(1) Excludes Preference Shares A which are perpetual.

which the Company leases under non-cancellable operating leases. The amounts are the nominal value of future lease payments and are netted for sub-leases.

Repurchase guarantees of €39 million in total at 31 December 2006 (€43 million at 31 December 2005) mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies.

Other contractual obligations and guarantees of €7 million in total at 31 December 2006 (€9 million at 31 December 2005) mainly relate to investment commitments relating to expenditure on projects, such as the development of information technology systems.

Off-balance sheet arrangements

Buhrmann has commitments to purchasers of divested businesses with respect to indemnifications and representations and warranties. These commitments include indemnifications for the imposition of additional taxes upon the divested company and/or the purchaser covering the period before the divestment. For these indemnification and warranty commitments, a provision of €10 million is included in the Consolidated Balance Sheet at 31 December 2006. This provision is calculated based on the expected payments to be made under these indemnification and warranty commitments.

In connection with the accounts receivable securitisation programme (the Programme), Buhrmann has entered into agreements pursuant to which Buhrmann has agreed to guarantee the performance of the Buhrmann operating companies in the United States that sell their accounts receivable into the Programme, as well as Buhrmann subsidiaries that service of the Programme. This includes compliance with the terms of the documentation under the Programme relating to selection and servicing of receivables. However, Buhrmann does not guarantee payment on any accounts receivable sold to the master purchasers in accordance with the documentation under the Programme nor does Buhrmann guarantee repayment of any notes issued in connection with the Programme.

Buhrmann’s obligations under the guarantees issued in connection with the Programme are not quantifiable and are contingent in nature. For more information about the agreed guarantees and the transactions in the Programme, see page 123 in the section ‘Financial Statements’.

Buhrmann has issued certain performance guarantees, up to an estimated maximum amount of €6 million at 31 December 2006. The major part of these guarantees expires on 28 October 2010 at the latest.

Property, plant and equipment

We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States, Europe and Australia for use in the ordinary course of business.

Land and buildings had a book value of €106 million at 31 December 2006. We do not own or lease any physical property that is considered material to us as a whole.

We periodically reassess the adequacy of our facilities. If necessary we renew, discontinue, acquire or lease properties to provide an adequate infrastructure for our business. We believe that our current facilities are adequate for our current level of business but are continuously evaluating potential for rationalisation.

Selected financial data

The following tables present selected consolidated financial data as of and for the years ended 31 December 2005 and 2006. The selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this

Annual Report. Additionally, please see the Group Financial Review in chapter 2, starting on page 17 for a description of major events that may affect the comparability of the results of operations presented below.

Income statement data

in millions of euro	2006		2005		2004

Net sales	6,306		5,890		5,553
Gross contribution	1,884		1,776		1,671
Operating result	252		232		214
Result before taxes	162		46		94
Taxes	[21	]	[25	]	13
Net result	142		21		107

Attributable to:
Holders of ordinary shares of Buhrmann NV	123		2		90
Minority interests in Group companies	19		19		18
	142		21		107

Balance sheet data

in millions of euro	2006	2005	2004

Goodwill	1,531	1,499	1,322
Working capital	560	474	388
Total assets	4,178	4,042	3,659
Long-term borrowings	1,350	1,184	1,265
Total equity	1,527	1,510	1,118

Other data

in millions of euro	2006		2005	2004

Depreciation of property, plant and equipment and amortisation of software and other intangible assets	99		89	89
Capital expenditures	87		65	63
Capital stock - ordinary	217		215	166
Number of ordinary shares outstanding at year end (in thousands)	180,905		179,325	138,127
Dividend declared per ordinary share (in euro)	0.21	(1)	0.17	0.14
Basic net result per share attributable to holders of ordinary shares Buhrmann NV (in euro)	0.68		0.01	0.62
Diluted net result per share attributable to holders of ordinary shares Buhrmann NV (in euro)	0.65		0.01	0.53

(1)          Subject to approval Annual General Meeting of Shareholders.

This page is intentionally left blank

8                 Financial Statements

80	Consolidated Statements of Income

81	Consolidated Balance Sheets

82	Consolidated Statements of Cash Flows

84	Consolidated Statements of Recognised Income and Expense

85	Notes to Consolidated Financial Statements

154	Company Balance Sheets

154	Company Statements of Income

155	Notes to the Company Balance Sheet and Statements of Income

159	Supplemental Guarantor Information

•                  Consolidated Statements of Income

for the years ended 31 December 2006, 2005 and 2004

In millions of euro, unless stated otherwise	Notes			2006				2005				2004

Net sales	6			6,306				5,890				5,553

Purchase value of trade goods sold				[4,422	]			[4,114	]			[3,882	]
Gross contribution				1,884				1,776				1,671

Employee benefit expenses, excluding restructuring	7			[920	]			[915	]			[880	]
Depreciation of property, plant and equipment and amortisation of software and other intangible assets	16,17,18			[99	]			[89	]			[89	]
Charge Civil Settlement Agreement	8			—				[4	]			—
Restructuring expenses	9			[40	]			[17	]			[5	]
Other operating expenses	8			[573	]			[519	]			[483	]
Operating result				252				232				214

Repurchase Preference Shares C	10	—				[85	]			—
Repurchase 2009 Notes	10	—				—				[35	]
Other financing expenses	10	[97	]			[106	]			[92	]
Total financing expenses				[97	]			[191	]			[126	]

Subsequent result from disposal of operations	13			7				5				6

Result before taxes				162				46				94

Taxes	11			[21	]			[25	]			13
Net result				142				21				107

Attributable to:
Holders of ordinary shares Buhrmann NV				123				2				90
Minority interests in Group companies	12			19				19				18
				142				21				107

Net result per share attributable to holders of ordinary shares Buhrmann NV (in euro):
Basic	14			0.68				0.01				0.62
Diluted	14			0.65				0.01				0.53

The accompanying Notes are an integral part of these Financial Statements

•                  Consolidated Balance Sheets

as at 31 December 2006 and 2005

In millions of euro, unless stated otherwise	Notes			2006			2005

Assets
Non-current assets

Goodwill	15	1,531			1,499
Software	16	108			126
Other intangible assets	17	82			8
Property, plant and equipment	18	216			207
Net pension asset	19	132			90
Deferred tax assets	28	416			436
Investments in associates		4			4
Other non-current assets	20	10			26
				2,500			2,397
Current assets
Inventories	21	520			453
Trade receivables	22	867			874
Prepaid expenses and accrued income	23	200			188
Current tax receivable		14			16
Cash and cash equivalents	24	73			114
				1,674			1,645
Assets held for sale	25			4			—
Total assets				4,178			4,042

Equity and liabilities
Shareholders’ equity
Issued and paid-in capital	26,27	217			215
Additional paid-in capital	27	1,729			1,713
Treasury shares	27	—			[10	]
Other reserves	27	2			138
Accumulated deficit	27	[486	]		[607	]
				1,463			1,450
Minority interests	12			64			59
Total equity				1,527			1,510

Non-current liabilities
Long-term borrowings	29	1,284			1,138
Deferred tax liabilities	28	125			136
Net pensions liabilities	19	30			39
Other non-current provisions	30	51			67
				1,490			1,380
Current liabilities
Current portion of long-term borrowings	29	66			46
Short-term loans and bank overdrafts		18			10
Trade payables		720			725
Current tax payable		4			4
Other current provisions	30,32	30			33
Other current liabilities	33	323			334
				1,161			1,152
Total equity and liabilities				4,178			4,042

Commitments not included in the Balance Sheet	35			545			508

The accompanying Notes are an integral part of these Financial Statements

•                  Consolidated Statements of Cash Flows

for the years ended 31 December 2006, 2005 and 2004

In millions of euro, unless stated otherwise			2006				2005				2004

Cash flow from operating activities
Net result			142				21				107
Adjustments:
Taxes	21				25				[13	]
Subsequent result from disposal of operations	[7	]			[5	]			[6	]
Total financing expenses	97				191				126
			110				211				107
Operating result			252				232				214
Depreciation of property, plant and equipment and amortisation of software and other intangible assets			99				89				89
Adjustments for share based payments			8				7				6
Adjustments for additions and (releases) from provisions			2				10				[2	]

(Increase)/decrease in working capital:
(Increase)/decrease inventories	[53	]			1				[16	]
(Increase)/decrease accounts receivable	7				[47	]			[3	]
Increase/(decrease) accounts payable	16				[11	]			56
(Increase)/decrease prepaid expenses and accrued income	[21	]			[11	]			1
Increase/(decrease) other current liabilities	[6	]			17				[6	]
Net (increase)/decrease in working capital			[56	]			[51	]			32

Other operational payments and receivables:
Profit taxes (net)	[32	]			[30	]			[22	]
Payments deducted from provisions for restructuring and other provisions excluding pensions	[27	]			[17	]			[35	]
Payments for defined benefit pension plans	[13	]			[9	]			[7	]
			[73	]			[56	]			[64	]
Net cash provided by operating activities (A)			232				232				276

Cash flow from investing activities
Investments in property, plant and equipment and software			[87	]			[65	]			[63	]
Proceeds from the disposal of property, plant and equipment			9				1				1
Acquisitions of Group companies			[287	]			[18	]			[6	]
Payments related to integration of acquisitions			[16	]			[2	]			[3	]
Proceeds of divestments and transaction fees			—				—				[10	]
Other			0				[2	]			[5	]
Net cash used in investing activities (B)			[381	]			[86	]			[85	]

Cash flow available for financing activities (A+B)			[149	]			145				191

Cash flow from financing activities
Dividend payments			[15	]			[12	]			—
Interest payments			[71	]			[58	]			[54	]
Dividend Preference Shares A			[11	]			[11	]			[11	]
Payment to minority shareholders			[10	]			[31	]			[8	]
Proceeds from share issues			7				239				—
Repurchase Preference Shares C (including expenses)			—				[411	]			—
Net proceeds/(repayments) of other long-term borrowings			203				85				[104	]
Net cash provided by/(used in) financing activities (C)			103				[199	]			[177	]

Net cash flow (A+B+C)			[45	]			[54	]			14

•                  Consolidated Statements of Cash Flows

for the years ended 31 December 2006, 2005 and 2004

In millions of euro, unless stated otherwise				2006				2005				2004

Net increase in liquid funds
Liquid funds at year-end:
Cash and cash equivalents		73				114				154
Bank overdrafts		[18	]			[10	]			[6	]
	A			55				104				148
Minus liquid funds at beginning of year:
Cash and cash equivalents		114				154				145
Bank overdrafts		[10	]			[6	]			[5	]
Translation differences		[4	]			10				[6	]
	B			100				158				134

Net cash flow	A-B			[45	]			[54	]			14

The accompanying Notes are an integral part of these Financial Statements

•                  Consolidated Statements of Recognised Income and Expense

for the years ended 31 December 2006, 2005 and 2004

In millions of euro, unless stated otherwise			2006				2005			2004

Cash flow hedges:
Valuation gain/(loss) taken to equity	0				7				1
Transferred to income statement for the year	[2	]			[2	]			—
			[2	]			5			1

Actuarial gains and (losses) on pension plans			25				[27	]		[31	]

Exchange differences on translation of foreign operations			[127	]			180			[87	]

Tax on items			[4	]			6			10
Net result taken directly to equity			[107	]			164			[107	]

Net result for the year			142				21			107

Total recognised income and expense for the year			34				185			0

Attributable to:
Holders of ordinary shares Buhrmann NV			15				166			[18	]
Minority interests in Group companies			19				19			18
			34				185			0

The accompanying Notes are an integral part of these Financial Statements

•                  Notes to the Consolidated Financial Statements

In millions of euro, unless stated otherwise

•                  1 Business

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

Buhrmann has five business segments: Office Products North America; Office Products Europe; Office Products Australia; ASAP Software; and Graphic Systems. Office Products North America, Europe and Australia mainly operate under the name Corporate Express and offer a full range of products to large- and medium-sized companies and institutions such as traditional office supplies and office furniture but also facility supplies, forms and print and promotional products. ASAP Software supplies desktop software and related services and derives its sales predominantly in North America.

Buhrmann also supplies pre-press systems, printing presses, folding, cutting and binding machines and also provides related services, spare parts and supplies and maintenance in six countries in Europe. These activities are grouped in Graphic Systems.

Buhrmann’s primary listing of ordinary shares is at Euronext NV in Amsterdam. Buhrmann also has American Depository Shares (ADS) listed on the New York Stock Exchange, representing its ordinary shares, evidenced by American Depositary Receipts (ADR), each represent one ordinary share of Buhrmann NV.

•                  2 Summary of accounting policies

Basis of preparation

The Consolidated Financial Statements comply with Title 9, Book 2 of the Netherlands Civil Code. In accordance with Article 402, Title 9, Book 2 of the Netherlands Civil Code, an abbreviated Company Income Statement is included. Buhrmann’s accounting policies comply in all respects with IFRS as issued by the International Accounting Standards Board, the interpretations thereof by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) as adopted by the European Union. For new accounting pronouncements under IFRS that are effective after 31 December 2006 see Note 39. The accounting pronouncements which became effective as of 1 January 2006 had no material impact on the financial statements for 2006.

Buhrmann’s accounting policies under IFRS vary in certain respects from accounting principles generally accepted in the United States of America (‘US GAAP’). Information relating to the nature and effect of such differences as they relate to the Company is presented in Note 38 which also includes additional disclosures required by the U.S. Securities and Exchange Commission (SEC).

The Consolidated Financial Statements are presented in euro and are prepared under the historical cost convention, except for the financial assets and liabilities (including derivative instruments), which are valued at fair value as described in the Notes.

Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

The Consolidated Statements of Income are presented by using a classification of expenses based on the nature of expenses.

As a general principle, an asset is recognised in the Consolidated Balance Sheet when it is probable that the future economic benefits will flow to the Company and the asset can be measured reliably. A liability is recognised in the Consolidated Balance Sheet when it is probable that an outflow of resources will result from the settlement of a present obligation, and the amount at which the settlement will take place can be measured reliably. Non-current liabilities are stated at amortised costs, excluding deferred tax liabilities.

If the criteria for recognition are no longer met, the assets and liabilities are derecognised. Where necessary, the assets have been reduced to reflect the impaired value.

Segmentation

Buhrmann’s segment information is presented in respect of the Groups’s business and geographical segments. The primary segmentation, business segments, reflects the Group’s management structure.

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

The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Buhrmann controls another entity. Subsidiaries are fully consolidated (Group companies) from the date on which control is obtained.

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

A Group company is included in the consolidation until the date on which Buhrmann ceases to control the Group company.

In case of disposal or classification as held for sale of an entire component of the entity, comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that component is treated as a discontinued operation. Accordingly, the Consolidated Statements of Income of previous years are represented and the results of that operation, including the result on the sale of that operation, are disclosed as a single amount.

Foreign currencies

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

Translation differences, net of related taxation, arising from long-term loans granted to Group companies that have the nature of permanent investments (quasi equity), are recorded directly in equity as ‘cumulative translation adjustments’ by analogy of translation differences on shareholdings in Group companies (see ‘Principles of consolidation’).

The following translation rates against the euro have been used (main currencies only):

	31 December	Average	31 December	Average	31 December	Average
Currency per 1 EUR	2006	2006	2005	2005	2004	2004
AUD	1.6991	1.6666	1.6109	1.6327	1.7459	1.6891
CAD	1.5281	1.4241	1.3725	1.5096	1.6416	1.6169
GBP	0.6715	0.6818	0.6853	0.6839	0.7051	0.6785
USD	1.3170	1.2554	1.1797	1.2446	1.3621	1.2434
NOK	8.2380	8.0463	7.9850	8.0131	8.2365	8.3724
SEK	9.0404	9.2529	9.3885	9.2803	9.0206	9.1250

Net sales

The criteria for recognition of sales of goods are:

•                  Significant risks and rewards of ownership have been transferred to the buyer. In most cases, the significant risks and rewards of ownership are transferred at the point of delivery or at the moment after installation (ready to operate), depending on shipping terms, contractual arrangements and performance obligations.

•                  Buhrmann retains neither continuing managerial involvement nor effective control over the goods sold.

•                  The amount of revenue can be measured reliably and collectibility is reasonably assured.

•                  The related cost (of sales) can be measured reliably.

Based on these criteria, sales of goods are in general recognised at the point of delivery, as Buhrmann has no future performance obligations. In Graphic Systems, sales of machines are recognised after installation while sales of supplies and spare parts are recognised at the point of delivery. Sales of services are recognised in the period in which the services are rendered.

The Company sells copiers and graphic machines together with subsequent servicing usually to third-party lease companies who enter into long-term lease contracts with our customers. The revenue from these contracts is allocated to the delivery of copiers and graphic machines and subsequent servicing in proportion to their fair value which means that any price discount given is allocated inproportion to their fair value.

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

Sales are recorded on a gross basis when Buhrmann acts as the primary obligor in a sales transaction and/or whether based on an assessment of certain indicators, such as general inventory risk and credit risks, Buhrmann bears the major part of the risks and rewards in a sales transaction. If the supplier acts as the primary obligor and/ or bears the major part of the risks and rewards in a sales transaction, Buhrmann records the sales on a net basis (sales value less purchase value of goods or services).

In the Statements of Income, net sales represents the invoiced value, excluding sales tax, of trade goods sold and services rendered to third parties, less discounts, rebates to customers and less goods returned by the customers. Also included in net sales are shipping and other handling costs separately charged to the customers. Rebates of customers paid out upfront and related to future periods are amortised over the duration of the customer contract.

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

The expected cost of long-term benefits such as sabbatical leave, jubilee benefits, disability benefits and long-term bonus plans are actuarially determined and recognised as a liability and an expense proportionally for the reporting period. The accounting policies regarding pensions and employee stock options is described below.

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognised as a liability and expense when Buhrmann has raised valid expectations to those effected to either terminate the employment of current employees according to a detailed formal plan or to provide termination benefits as a result of an accepted offer made to encourage voluntary redundancy.

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

The pension obligation of a defined benefit plan is measured as the present value of the estimated pension benefits, taking into account, among others, expected wage inflation and salary increases due to promotion, using the projected unit credit method under which the cost of providing pensions is charged to the income statement so as to spread the service cost over the service lives of employees. The discount rate used to calculate the present value is the interest on high-quality corporate bonds that have a maturity approximating the terms of the related obligations. The net periodic pension cost for defined benefit plans consists of the service cost and interest cost less, in the case of funded plans, expected return on plan assets. In case of an amendment of a defined benefit plan, past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are vested immediately following the changes to a defined benefit plan, past service costs are recognised immediately as an expense. Actuarial gains and losses arise due to, among others, changes in discount rates, differences between expected and realised returns on plan assets, differences in mortality and differences between expected and actual wage inflation and salary increases due to promotion. Actuarial gains and losses are recorded directly in equity (see Consolidated Statements of Recognised Income and Expense). The pension obligation is determined as the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for past service cost.

Employee Stock Options

Stock options are granted to a group of employees. The grants meet the definition of equity-settled, share-based compensation. The fair value of the options is measured at grant date allowing for any market-based performance conditions and recognised as expenses on a linear basis during the vesting period, based on the number of options that eventually vest, with a corresponding increase in equity as ‘option reserve’. Vesting conditions are taken into account in the measurement of the fair value and the related recognition of expense. When the options are exercised or lapsed, a reclassification within shareholders’ equity takes place from the option reserve to retained earnings. This policy is applied to all options that on 1 January 2005, the date of transition to IFRS, had not been exercised, vested or lapsed.

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

The cost of an acquisition includes the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by Buhrmann, in exchange for control of or significant influence in the acquired company plus any costs directly attributable to the acquisition.

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

In the impairment test, goodwill related to cash-generating units whose carrying values exceed their recoverable amount are written down to the higher of the net selling price or the discounted net future cash flows expected to be generated. The discount rate is derived from the pre-tax estimated weighted average cost of capital, reflecting the risks inherent to the cash-generating unit and a normative financing profile. Impairment losses on goodwill are recognised as an expense immediately and are not reversible. The determination of a cash generating unit for goodwill impairment testing purposes is based on the business structure (see Note 5).

Non-current assets held for sale

A non-current asset is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

A non-current asset classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. The carrying amount includes goodwill acquired in a business combination if the Group company or component of the Buhrmann Group is a cash-generating unit to which goodwill has been allocated (see Note 5).

At the time of sale, any gain on disposal is recognised in income, including the cumulative amount of any translation differences recognised directly in equity with respect to the assets sold.

Impairment of non-current assets other than goodwill

At balance sheet date, the carrying amounts of property, plant and equipment, internally used software and other non-current assets is reviewed to determine whether there is any indication that those assets might have been impaired. Assets whose carrying values exceed their recoverable amount are written down to the higher of the fair value less cost to sell and its value in use. Impairment losses are recognised as an expense immediately. Where an impairment loss of a non-current asset other than goodwill subsequently reverses, the carrying amount of these assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows.

Software (for own use)

This software is stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised as an expense and calculated on a straight-line basis over the expected useful life of the individual software asset with a maximum of seven years.

The cost includes third-party costs and internal costs, such as employee benefit costs, insofar related to the development of the software. Also included in the cost are borrowing costs to finance the development of software.

Other intangible assets

Other intangible assets are stated at cost less accumulated amortisation and accumulated impairment losses and consist primarily of customer relationships and brand names mostly acquired in business combinations.

These intangible assets are recognised at fair value determined at the date of acquisition and are amortised using the straight-line method over their individually estimated useful lives.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognised as an expense and calculated on a straight-line basis over the expected useful lives of the class of assets, taking into account a potential residual value.

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

Catalogue production costs

The cost to produce catalogues is capitalised and presented as prepaid expenses insofar as the catalogue enables the receipt of sales orders. The production costs of that part of a catalogue which is used for promoting and advertising products and services is expensed as incurred. The capitalised catalogue production costs includes third-party and internal costs of development and distribution. The capitalised catalogue production costs are presented as a current asset and amortised on a linear basis over the period the catalogue is generating sales which usually does not exceed 12 months. The amortisation expense is included in other operating costs.

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

Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to the Company’s ownership of the asset. All other leases are classified as operational leases.

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

The purchase price is net of trade discounts cash discounts from suppliers for prompt payment and rebates received from suppliers. The difference between the weighted average purchase cost and net realisable value (if the latter is lower) is the provision for impairment for obsolete and slow-moving items.

Trade receivables

Trade receivables are carried at amortised cost which is usually the nominal value, less an allowance for doubtful receivables. The allowance is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of allowance is recognised in the income statement.

Prepaid expenses and accrued income

Prepaid expenses and accrued income are carried at cost which is usually the nominal value.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks and other short-term, highly liquid investments with original maturities of three months or less.

Trade payables

Trade payables are carried at amortised cost which is usually the nominal value.

Shareholders’ equity, ordinary share and, Preference Shares

Buhrmann’s ordinary shares are classified as shareholders’ equity. External costs directly attributable to the issue of new ordinary shares, other than in connection with business combinations, are deducted from shareholders’ equity net of tax.

Where any Group company purchases Buhrmann share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company’s share holders.

Buhrmann’s Preference Shares A are classified as a financial liability and are recognised at the proceeds received, which represent fair value, net of transaction costs incurred. Subsequently the Preference Shares are stated at amortised cost.

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

High Yield Bonds, Senior Facilities Agreement and Securitised Notes

The High Yield Bonds and Term Loans A, B and D and Medium Term Notes are initially stated at fair value (proceeds received net of transaction costs incurred) and subsequently stated at amortised cost. Any difference between the proceeds and redemption value is recognised in the income statement over the term of the loan using the effective interest method. The amortisation is recorded in the income statement as other financing costs.

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

•      A present legal or constructive obligation as a result of past events.

•      It is probable that an outflow of resources will be required to settle the obligation.

A reliable estimate of the amount can be made.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects the current market assesments of the time value of money and the risk specific to the obligation. The increase in the provision due to the passage of time is recognised as interest expense.

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

All interest rate swaps are accounted for as cash flow hedges which means that changes in the fair value of these interest rate swaps are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The amounts deferred in equity are recognised in the income statement when the hedged items affect the income statement. At inception of the hedge the hedge documentation is prepared which includes the method of prospective and retrospective testing for effectiveness. An interest rate swap is accounted for as a (cash flow) hedge if it is expected to be highly effective, based on the prospective effectiveness test at inception of the hedge. Each month a retrospective test is performed to determine whether the swap has been highly effective. The ineffective portion is recorded in the income statement. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative are recorded in the income statement.

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

Disclosure of material items of income and expense

During the course of a year, certain events may take place which may have unique characteristics that set them apart from the Company’s standard day-to-day operations. If these events are significant in size, Buhrmann reports them separately (‘special items’) to provide a more operationally oriented view on the results of the business.

Consolidated Statements of Cash Flows

Cash flow statements have been prepared using the indirect method. Cash flows of subsidiaries with functional currencies other than the euro are translated into euros using the average rates of exchange for the periods involved.

Buhrmann has chosen to report interests paid and received as part of the cash flow from financing activities.

The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds.

•                  3 Critical accounting estimates and assumptions

The Consolidated Financial Statements include amounts that are based on management’s best estimates, judgements and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, judgements and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next fi nancial year are discussed below.

Pensions

Buhrmann’s operating companies offer a variety of defined benefit plans. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are maintained in separate trusts (pension funds) to which Buhrmann makes contributions.

The Company accounts for pensions in accordance with IAS 19 under which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service periods of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of IAS 19 requires that management makes use of assumptions regarding, among others, discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing benefit obligations and periodic pension costs. IAS 19 requires readjustment of the significant actuarial assumptions annually to reflect current market and economic conditions. Actual circumstances could change the impact of these assumptions giving rise to different benefit obligations, and may affect pension cost in the following years which could have an effect on Buhrmann’s future operating result and net result. A sensitivity analysis of pension cost in 2006 for a change in discount rate and/or expected return on plan assets is provided under Note 19.

Goodwill impairment

Under the impairment test, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Any excess of book value over fair value is recorded as an impairment of goodwill. This fair value of the cashgenerating unit is calculated based on discounted future cash flows and residual values. The determination of the estimated multi-year forecasts requires management to make assumptions and estimates regarding, amongst others, sales growth, gross contribution margins and operating expense developments. These assumptions are based, amongst others, on past performance. Management assumptions and estimates are also affected by external factors such as assumed macro-economic conditions, and market developments. These estimates may change over time and may cause the Company to record additional impairment charges. Also the fair value and hence the impairment charge is sensitive to the discount rate. The discount rate is derived from the pre-tax estimated weighted cost of capital, reflecting the risks inherent to the cash-generating unit and a normative financing profile. The discount rate after tax used for the impairment test at 31 December 2006 was between 8 and 9% dependent on the cash-generating unit. In 2006,2005 and 2004, no goodwill impairments were recorded (see also Note 15). A sensitivity analysis around the key assumptions has been performed and it was concluded that no reasonably possible changes in key assumptions would cause an impairment amount.

Taxation

Buhrmann has a considerable amount of loss carry-forwards. For these loss carry-forwards and for temporary differences in the valuation of assets and liabilities for reporting and tax purposes, deferred tax assets and deferred tax liabilities are recognised. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In determining the valuation of deferred tax assets and liabilities, Buhrmann’s assessment of future taxable income, available taxable temporary differences, tax planning, applicable limitations on the use of tax loss carryforwards and the possibility that prior year tax returns will be challenged by the tax authorities, are factors taken into account. These factors are determined in consultation with external tax experts. If actual future taxable income is different than originally assessed, if tax planning fails to materialise, if limitations on the use of tax loss carry-forward apply or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, the valuation of deferred tax assets and liabilities may have to be adjusted which may have an effect on the reported tax expense and net result.

Other receivables in respect of rebates from suppliers

Buhrmann receives various types of rebates from suppliers, which are based on the volume of goods purchased (volume-based rebates) or based on the inclusion of certain products of the supplier in Buhrmann’s catalogue offerings (catalogue contributions) or are received for entering into a contract with a supplier (contract-based rebates). Volume-based rebates are settled in arrears, mostly not exceeding one year. For each interim reporting period volume-based rebates are accrued on the basis of a prudent estimate of the volumes to be purchased for the entire rebate period.

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

Provisions for legal proceedings

Buhrmann is involved in various legal and regulatory proceedings arising in the normal course of its business. Buhrmann accrues for the estimated probable costs to resolve these proceedings if a reasonable estimate can be made of the probable outcome. After consultation of in-house and outside legal counsels, these accruals are based on the analysis of possible outcomes of litigation and settlements. Operating result and net result could be affected if actual outcomes are different than originally estimated.

•                  4 Acquisitions and divestments

On 22 September 2006, Buhrmann acquired 96.8% of the share capital of Andvord Tybring-Gjedde ASA (ATG) (per 21 December 2006 100%), an office products group based in Norway and Sweden. The acquired business contributed net sales of €101 million an operating result of €7 million and a net result of €1 million to the Group for the period from 22 September 2006 to 31 December 2006. The contribution of the acquired business to the earnings per share for 2006 was €0.01.

If the acquisition had occurred on 1 January 2006, Group net sales would have been €6,532 million and operating result would have been €260 million. These pro forma amounts are unaudited.

Details of net assets acquired and goodwill are as follows:

Purchase consideration:
Cash paid	241
Direct costs relating to the acquisition	5
Total purchase consideration	246
Fair value of net assets acquired	124
Goodwill	122

The goodwill arising on the acquisition of ATG is attributable to the anticipated profi tability of the distribution of the Buhrmann’s products in the new markets and the anticipated future operating synergies from the operation. The proposed transaction fulfils one of Buhrmann’s strategic ambitions, providing an opportunity to expand the Group’s geographic coverage in the Nordic region. The combination presents a strategic and geographical fit, delivering Buhrmann with major market positions in Norway and Sweden and improved access to the Danish market. It brings a platform for further expansion in the Nordic region.

The net assets acquired in the transaction are as follows:

	Net assets acquired
	before recognition		Recognition
Andvord Tybring-Gjedde ASA	of intangible assets		intangible assets	Fair value
Assets:
Brand names	—		3	3
Customer relations	—		62	62
Other intangible non-current assets	—		7	7
Property, plant and equipment	24		—	24
Deferred tax assets	19		—	19

Inventories	35		—	35
Trade receivables	46		—	46
Other receivables	3		—	3
Cash and cash equivalents	8		—	8

Liabilities:
Long-term borrowings	[32	]	—	[32	]
Pensions	[5	]	—	[5	]
Other non-current liabilities	[1	]	—	[1	]

Trade payables	[20	]	—	[20	]
Other current liabilities	[26	]	—	[26	]
Net assets acquired	52		72	124
Goodwill				122
Purchase consideration settled in cash				246
Liquid funds acquired:
Cash and cash equivalents				8
Bank overdrafts				—
Cash outflow on acquisition				238

During 2006 a number of smaller acquisitions (13) were made which resulted in the recognition of €33 million in Goodwill and €7 million in other intangible assets, mainly customer relations. The goodwill is paid for the expected excess of return on the acquired companies and is capitalised.

The businesses acquired in 2006 contributed net sales of €56 million to the Group. If the acquisitions had occurred on 1 January 2006, net sales contribution would have been €90 million. These pro forma amounts are unaudited. The pro forma amounts do not necessarily reflect net sales as they would have been if the acquisitions had been completed as of 1 January 2006 and are not necessarily indicative of future results.

In 2005 a number of small acquisitions took place which resulted in the recognition of €10 million in goodwill and €6 million in other intangible assets, mainly customer relations. The goodwill is paid for the expected excess of return on the acquired companies and is capitalised.

If these acquisitions had occurred at 1 January 2005, net sales would have been €5,923 million in 2005 and net result would have been €22 million in 2005. These pro forma amounts are unaudited and include the effects of financing. The pro forma amounts do not necessarily reflect net sales and net result as they would have been if the acquisitions had been completed as of the respective years and are not necessarily indicative of future results.

In 2003, Buhrmann’s Paper Merchanting Division was sold. In 2004 certain adjustments to the purchase price were made and in 2005 and 2004 certain adjustments were made to a provision for indemnifications granted to the buyer. This expense is presented as subsequent result from disposal of operations (see Note 13).

•                  5 Segment information

Buhrmann has the following business segments: Office Products North America (OPNA); Office Products Europe (OPE); Office Products Australia (OPA); ASAP Software (ASAP); and Graphic Systems (see Note 1).

‘Unallocated’ in the tables below includes our financing costs incurred by the corporate head Office as well as costs and assets relating to geographical holding companies.

Business segment information

in millions of euro, except number of employees	OPNA 2006		OPE 2006		OPA 2006		ASAP 2006		Graphic Systems 2006		Un- allocated 2006		Total Buhrmann 2006

Net sales	3,182		1,096		743		813		471		—		6,306
Purchase value trade goods sold	[2,109	]	[731	]	[512	]	[731	]	[340	]	—		[4,422	]
Depreciation and amortisation(1)	[65	]	[15	]	[9	]	[3	]	[7	]	0		[99	]
Operating result	131		16		60		29		21		[4	]	252
Total net financing costs													[97	]
Subsequent result from disposal of operations													7
Result before taxes													162
Taxes													[21	]
Net result													142

Attributable to:
Holders of ordinary shares Buhrmann NV													123
Minority interests in Group companies													19
Goodwill	919		263		275		71		3		—		1,531
Total assets	1,872		733		282		253		214		824		4,178
Total liabilities	416		245		109		173		148		1,559		2,651
Net cash provided by operating activities	152		5		44		34		23		[25	]	232
Capital expenditure(1)	[50	]	[9	]	[8	]	[5	]	[5	]	[2	]	[78	]

Number of employees at year-end	10,015		4,380		2,524		603		941		68		18,529

(1)          Property, plant and equipment and software

Business segment information

in millions of euro, except number of employees	OPNA 2005		OPE 2005		OPA 2005		ASAP 2005		Graphic Systems 2005		Un- allocated 2005		Total Buhrmann 2005

Net sales	3,047		948		701		773		421		—		5,890
Purchase value trade goods sold	[1,993	]	[639	]	[485	]	[694	]	[303	]	—		[4,114	]
Depreciation and amortisation(1)	[58	]	[13	]	[7	]	[3	]	[7	]	—		[89	]
Operating result	143		0		59		33		9		[12	]	232
Total net financing costs													[191	]
Subsequent result from disposal of operations													5
Result before taxes													46
Taxes													[25	]
Net result													21

Attributable to:
Holders of ordinary shares Buhrmann NV													2
Minority interests in Group companies													19
Goodwill	1,014		134		269		79		3		—		1,499
Total assets	2,021		410		259		282		219		850		4,042
Total liabilities	455		206		109		185		151		1,425		2,532
Net cash provided by operating activities	183		[2	]	40		2		29		[20	]	232
Capital expenditure(1)	[40	]	[8	]	[9	]	[5	]	[2	]	[1	]	[64	]

Number of employees at year-end	9,976		3,694		2,337		544		954		71		17,575

in millions of euro, except number of employees	OPNA 2004		OPE 2004		OPA 2004		ASAP 2004		Graphic Systems 2004		Un- allocated 2004		Total Buhrmann 2004

Net sales	2,869		914		596		765		409		—		5,553
Purchase value trade goods sold	[1,879	]	[607	]	[405	]	[693	]	[298	]	—		[3,882	]
Depreciation and amortisation(1)	[57	]	[15	]	[5	]	[3	]	[8	]	—		[89	]
Operating result	141		[4	]	54		30		[1	]	[6	]	214
Total net financing costs													[126	]
Subsequent result from disposal of operations													6
Result before taxes													94
Taxes													13
Net result													107

Attributable to:
Holders of ordinary shares Buhrmann NV													90
Minority interests in Group companies													18
Goodwill	875		133		241		69		4		—		1,322
Total assets	1,719		397		219		243		232		849		3,659
Total liabilities	380		200		101		179		140		1,541		2,541
Net cash provided by operating activities	217		16		30		6		23		[12	]	276
Capital expenditure(1)	[42	]	[6	]	[5	]	[3	]	[7	]	—		[62	]

Number of employees at year-end	10,083		3,803		2,200		461		1,002		69		17,618

(1)   Property, plant and equipment and software

Geographical segment information

in millions of euro,	North America						Europe						Australia/New Zealand						Total Buhrmann
except number of employees	2006		2005		2004		2006		2005		2004		2006		2005		2004		2006		2005		2004

Net sales	3,868		3,692		3,498		1,695		1,497		1,459		743		701		596		6,306		5,890		5,553
Depreciation and amortisation(1)	[69	]	[61	]	[60	]	[22	]	[21	]	[24	]	[9	]	[7	]	[5	]	[99	]	[89	]	[89	]
Operating result	155		170		167		37		3		[6	]	60		59		53		252		232		214
Capital expenditure(1)	[55	]	[45	]	[45	]	[16	]	[11	]	[13	]	[8	]	[9	]	[5	]	[78	]	[64	]	[62	]
Long lived assets(2)	1,200		1,336		1,162		445		220		232		292		284		252		1,937		1,840		1,646
Total assets	2,455		2,706		2,325		1,251		876		941		471		460		392		4,178		4,042		3,659
Total liabilities	1,629		1,614		1,318		880		783		1,130		142		135		93		2,651		2,532		2,541

Number of employees at year-end	10,491		10,395		10,421		5,515		4,843		4,997		2,524		2,337		2,200		18,529		17,575		17,618

(1)   Property, plant and equipment and internally used software

(2)   Long-lived assets include tangible and intangible fixed assets

•      6 Net sales

	2006	2005	2004

Trade goods	6,204	5,783	5,444
Services	83	87	89
Equipment rental	5	7	8
Catalogue income	14	13	12
Total	6,306	5,890	5,553

•      7 Employee benefit expenses

	Notes	2006		2005		2004

Wages and salaries		[776	]	[758	]	[729	]
Social security contributions		[121	]	[114	]	[113	]
Pensions		[12	]	[13	]	[13	]
Stock options		[8	]	[7	]	[6	]
Other		[56	]	[51	]	[38	]
Subtotal		[972	]	[943	]	[899	]
Less:
Reclassification restructuring	9	33		13		4
Capitalisation of expenses		19		15		15
Total		[920	]	[915	]	[880	]

Pensions in 2006 includes an expense of €21 million related to defined contribution plans and an income of €9 million related to defined benefit plans. Pensions in 2005 and 2004 includes an expense of respectively €20 million and €18 million related to defined contribution plans and an income of respectively €8 million and €5 million related to defined benefit plans. For details of the income related to defined benefit plans, see Note 19.

•      8 Other operating expenses

	Notes	2006		2005		2004
Rent and maintenance expenses		[102	]	[95	]	[92	]
Delivery and subcontracting expenses		[227	]	[192	]	[177	]
General management expenses		[153	]	[142	]	[136	]
Other		[105	]	[105	]	[84	]
Subtotal		[587	]	[532	]	[489	]
Less:
Reclassification charge Civil Settlement Agreement		—		4		—
Reclassification restructuring	9	7		4		2
Capitalisation of expenses		7		5		4
Total		[573	]	[519	]	[483	]

Other operating expenses include advertising expenses (net) of €7 million for 2006 and 2005 and €6 million for 2004.

In 2005 a charge of €4 million was recorded in the Office Products North America business segment to settle with the U.S. Department of Justice, allegations that Corporate Express Office Products Inc. submitted false claims in connection with the sale of Office products to U.S. government agencies that originated from countries of origin not designated under the Trade Agreements Act.

•      9 Restructuring expenses

In 2006, we incurred in total €35 million in one-off costs, such as double running and relocation expenses, for the centralisation of back-Office functions and the streamlining of the organisation in North America. We also recorded €5 million for optimising our facilities in the Benelux and the further restructuring of Veenman Germany.

In the Office Products Europe business segment a charge of €5 million incurred as the result of optimising our facilities in the Benelux and further restructuring of Veenman Germany.

In 2005, in the Office Products North America business segment we recorded a €10 million charge for the centralisation of local administrative operations such as credit and collections and customer care. Restructuring charges of €8 million were recorded related to the German furniture business, Veenman Germany and Corporate Express Benelux.

•      10 Total net financing costs

Refinancing expenses

2006

In the year ended 31 December 2006, no refinancing expenses incurred.

2005

Repurchase Preference Shares C: On 22 February 2005, Buhrmann reached agreement with the holders of the Preference Shares C regarding the purchase by Buhrmann of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash.

The Preference Shares C are accounted for as debt, combining a liability and a derivative. The repurchase of the Preference Shares C resulted in a charge of €85 million in 2005 which constitutes the difference between the value paid and the bookvalue, reflecting among others, accrued interest, the buy-back premium of the conversion option and the value of the specific contractual rights attached to the Preference Shares C.

2004

Repurchase 2009 Notes: In 2004 we repaid our US$350 million 2009 Notes which resulted in a charge of €35 million which consisted of a premium paid to holders of the 2009 Notes of €27 million and the difference of €8 million between the amortised cost and the redemption payment.

Other net financing costs

	2006		2005		2004
Cash interest expenses	[73	]	[64	]	[68	]
Interest income	3		3		3
Dividend Preference Shares	[11	]	[19	]	[42	]
Non-cash interest (including amortisation cost of long-term borrowings and amortisation of capitalised financing costs)	[10	]	[8	]	[7	]
Exchange results due to translation of long-term internal and external borrowings	[5	]	[18	]	23
Less: amounts included in the cost of qualifying assets	0		0		0
Total	[97	]	[106	]	[92	]

•      11 Income taxes

Buhrmann’s operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

In 2006, taxes in the Consolidated Statement of Income amount to an expense of €21 million. In this expense a benefit of €10 million is included as the result of the settlement of tax disputes, further recognition of deferred tax assets and the enacted change of the tax rate in the Netherlands as per the fiscal year 2007.

In 2005, taxes in the Consolidated Statement of Income include a €4 million benefit due to the further recognition of deferred tax assets.

In 2004, taxes in the Consolidated Statement of Income include a benefit due to the release of tax provisions of €8 million as a result of finalised tax audits and the recognition of additional deferred taxes for, amongst others, our Belgium business. In 2004 a benefit of €14 million was included relating to the refinancing of the US$350 million 2009 Notes and a benefit of €6 million was included for the fiscal finalisation of the divestment of the paper merchanting division.

Buhrmann’s effective tax rate was 12.3% in 2006, 15.3% in 2005 and 3.5% in 2004. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and before amortisation and impairment of goodwill and before expenses related to the Preference Shares A and C as these items are predominantly exempted from taxes. For calculating the effective tax rate, certain adjustments are made to the amount of taxes in the Consolidated Statement of Income and result from operations which are shown in the following tables.

			2006			2005			2004
Net result			142			21			107

Adjustments:
Taxes			21			25			[13	]

Add back non-deductible or non-taxable items:
Interest Preference Shares A	11			11			11
Repurchase 2009 Notes	—			—			35
Amortisation cost and fair value changes Preference Shares C	—			26			8
Repurchase Preference Shares C	—			85			—
Translation differences on intercompany loans	5			—			—
Subsequent result from disposal of operations	[7	]		[5	]		[6	]
			9			117			48
Total taxable result for calculating effective tax rate			171			163			142

	2006		2005		2004

Taxes as per Consolidated Statement of Income	[21	]	[25	]	13
Adjustments:	—		—
Repurchase 2009 Notes	—		—		[14	]
Other adjustments	—		—		[4	]
Taxes for calculating effective tax rate	[21	]	[25	]	[5	]

Effective tax rate	12.3%		15.3%		3.5%

A reconciliation from Buhrmann’s weighted average statutory tax rate to its effective tax rate is as follows:

	2006		2005		2004

Weighted average statutory tax rate	30.7%		30.0%		29.3%
Changes in the valuation of deferred tax assets	[13.7	]%	[11.9	]%	[14.1	]%
Change in Dutch corporate income tax rate 2007	[1.6	]%	—		—
Other (including exempt income, non-deductible expenses and incentives)	[3.2	]%	[2.8	]%	[11.7	]%
Effective tax rate	12.3%		15.3%		3.5%

The differences in the weighted average statutory tax rates is the result of lower statutory tax rates in some countries and a mix effect.

Taxes as per Consolidated Statement of Income can be specified as follows:

	2006		2005		2004

Current	[31	]	[27	]	[21	]
Deferred:
Benefits operating loss carry-forwards	4		1		29
Adjustments to deferred taxes for enacted changes in tax laws or a change in the tax status	3		—		1
Adjustments in the valuation of deferred tax assets due to change in judgment about realisability	0		4		4
Other deferred tax items	3		[3	]	—
Total deferred	10		2		34
Total income taxes	[21	]	[25	]	13

•      12 Total minority interest

Minority interests mainly represent the 46.5% (2005: 46.9% and 2004: 48.5%) share of third parties in the result of Corporate Express Australia Ltd.

•      13 Subsequent result from disposal of operations

In 2006 following the disposal of our Paper Merchanting Division a pre-tax (non-cash) benefit of €9 million (€6 million net of tax) was recorded as an accounting concequence of transferring related pension assets and liabilities out of the Buhrmann Dutch pension fund. An amount of €1 million was released from a provision related to former divestments.

The amount in 2005 mainly relates to Buhrmann’s former subsidiary Kappa Packaging which was divested in 1998. The amount in 2004 mainly relates to the former Paper Merchanting Division which was divested in 2003.

•      14 Earnings per share

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

The computation of basic and diluted earnings per ordinary share is as follows:

Computation basic earnings per share

	2006	2005	2004
Net result attributable to holders of ordinary shares Buhrmann NV	123	2	90
Weighted average number of ordinary shares outstanding (in thousands)	180,078	168,231	144,837	(1)
Net result per share attributable to holders of ordinary shares Buhrmann NV (in euro)	0.68	0.01	0.62

Computation diluted earnings per share

	2006	2005	2004
Net result attributable to holders of ordinary shares Buhrmann NV	123	2	90
Add:
Amortisation cost, repurchase and fair value changes
Preference Shares C	—	antidilutive	8
Amortisation cost Convertible Subordinated Bonds (net of taxes)	6	antidilutive	5
Net result on diluted basis	129	2	103

Computation weighted average number of ordinary shares outstanding on diluted basis (in thousands):
Weighted average number of ordinary shares outstanding (in thousands)	180,078	168,231	144,837	(1)
Conversion Preference Shares C	—	antidilutive	35,761
Conversion Convertible Subordinated Bonds	14,928	antidilutive	14,451
Exercise of Share Option Rights (2)	1,268	561	934
	196,274	168,792	195,983
Diluted net result per share attributable to holders of ordinary shares Buhrmann NV (in euro)	0.65	0.01	0.53

Potential ordinary shares are only treated as dilutive when their conversion to ordinary shares would decrease earnings per share. When their conversion would increase earnings per share they are antidilutive and not taken into account.

(1)   The weighted average number of ordinary shares outstanding in 2004 has been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005.

(2)   The calculation is based on the assumption that the proceeds resulting from the exercise of options are used to acquire ordinary shares on the stock market. In case the market price is higher than the exercise price, dilution occurs. In case the exercise price is higher than the market price, no dilution occurs. At 31 December 2006 the following calculation was made:

Options in the money: options granted per 2006 at an average exercise price of		€6.564	A
Average market price ordinary share Buhrmann in 2006		€12.146	B
Number of options granted and outstanding at 31 December 2006	#	3,461,213	C
Theoretical proceeds from exercise of options		€22,719,186	D=CxA
Saving of future expensing related options		€3,913.867	E
Total theoretical proceeds from exercise of options		€26,633,053	F=D+E
Theoretical purchase treasury stock at average market price	#	2,192,785	G=F/B
Theoretical increase in outstanding ordinary shares	#	1,268,428	H=C-G

•      15 Goodwill

The movements in goodwill are as follows:

	2006		2005
Balance at 1 January:
Cost	2,042		1,827
Accumulated impairment	[543	]	[505	]
Book value	1,499		1,322

Investments	156		10
Translation difference:
• Cost	[164	]	205
• Accumulated impairment	40		[38	]
Total changes	32		177

Balance as at 31 December:
Cost	2,034		2,042
Accumulated impairment	[503	]	[543	]
Book value	1,531		1,499

For the allocation of goodwill to the business segments, see Note 5.

Goodwill is tested for impairment at least once a year or when changes in circumstances indicate that impairment may have occurred. Under the impairment test, the fair value of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Any excess of book value over fair value is recorded as an impairment of goodwill. This fair value of the cash-generating unit is calculated based on discounted future cash flows and residual values.

•      16  Software

The movements are as follows:

	Total		In use		Prepayments/ being developed

Balance as of 31 December 2004:
Cost	290		276		13
Accumulated amortisation	[168	]	[168	]	—
Accumulated impairment	—		—		—
Book value	122		108		13

Net investment (excluding borrowing costs)	35		11		24
Capitalised borrowing costs	1		1		0
Put into use	—		18		[18	]
Amortisation	[46	]	[46	]	—
Impairments	[1	]	[1	]	—
Translation differences	15		14		1
Total changes	4		[2	]	7

Balance as of 31 December 2005:
Cost	361		341		20
Accumulated amortisation	[234	]	[234	]	—
Accumulated impairment	[1	]	[1	]	—
Book value	126		106		20

Net investment (excluding borrowing costs)	44		19		25
Capitalised borrowing costs	0		0		0
Acquisitions	—		—		—
Put into use	—		31		[31	]
Amortisation	[51	]	[51	]	—
Impairments	—		—		—
Translation differences	[11	]	[10	]	[2	]
Total changes	[18	]	[12	]	[7	]

Balance as of 31 December 2006:
Cost	369		356		13
Accumulated amortisation	[260	]	[260	]	—
Accumulated impairment	[1	]	[1	]	—
Book value	108		96		13

•      17 Other intangible assets

The movements are as follows:

	Total		Customer relations		Brand names		Other

Balance as of 31 December 2004:
Cost	2		2		—		—
Accumulated amortisation	—		—		—		—
Accumulated impairment	—		—		—		—
Book value	2		2		—		—

Acquisition	6		5		—		1
Amortisation	[1	]	[1	]	—		—
Impairments	—		—		—		—
Translation differences	1		1		—		—
Total changes	6		5		—		1

Balance as of 31 December 2005:
Cost	9		8		—		1
Accumulated amortisation	[1	]	[1	]	—		—
Accumulated impairment	—		—		—		—
Book value	8		7		—		1

Acquisition	80		70		3		7
Amortisation	[5	]	[5	]	[0	]	[0	]
Impairments	—		—		—		—
Translation differences	[1	]	[1	]	0		0
Total changes	74		64		3		7

Balance as of 31 December 2006:
Cost	88		77		3		8
Accumulated amortisation	[6	]	[6	]	[0	]	[0	]
Accumulated impairment	—				—		—
Book value	82		71		3		8

The estimated useful life for the other intangible assets, acquired in business combinations are 2-10 years for brand names, 2-10 years for customer relationships and 9 years for other, comprising mainly exclusive distribrution contracts.

Customer relationships have been valued with the capital asset charge method, brand names with the relief from royalty method and exclusive distribution contracts with an income approach.

•                  18 Property, plant and equipment

The movements in tangible fixed assets are as follows:

			Land and		Machinery and		Other
	Total		buildings		equipment		equipment

Balance as of 31 December 2004:
Cost	472		169		181		122
Accumulated depreciation	[270	]	[69	]	[117	]	[84	]
Book value	202		100		64		38

Net investment (excluding borrowing costs)	29		1		13		15
Capitalised borrowing costs	0		—		—		0
Depreciation	[42	]	[9	]	[18	]	[15	]
Translation differences	19		10		7		2
Total changes	5		2		2		1

Balance as of 31 December 2005:
Cost	515		180		202		132
Accumulated depreciation	[308	]	[78	]	[136	]	[93	]
Book value	207		102		66		39

Net investment (excluding borrowing costs)	35		7		14		15
Capitalised borrowing costs	1		0		1		0
Acquisitions	29		15		13		1
Depreciation	[43	]	[10	]	[18	]	[15	]
Translation differences	[13	]	[7	]	[5	]	[1	]
Total changes	9		4		5		[1	]

Balance as of 31 December 2006:
Cost	515		187		215		113
Accumulated depreciation	[299	]	[81	]	[143	]	[74	]
Book value	216		106		71		37

•                  19 Pensions

Buhrmann sponsors pension plans in accordance with legal requirements and local customs. For most of its employees in the United States, Canada and Australia, Buhrmann sponsors defined contribution plans. In the United States, these contributions are paid into a 401K plan of an individual employee. Contributions for defined contribution plans are recognised as an expense when incurred. The total cost of the defined contribution plans is disclosed in Note 7.

Most employees in Europe are covered by defined benefit plans. In addition Buhrmann has some, relatively small, defined benefit plans in the United States in which the benefits of the participants are no longer increased.

The defined benefit plans in the Netherlands (‘domestic’) and some foreign defined benefit plans are funded with plan assets which have been segregated in trusts. Contributions are made by Buhrmann, as necessary, to provide assets sufficient to meet benefit obligations in accordance with, among others, legal requirements and financing agreements with these trusts.

The information below includes the funded and unfunded defined benefit plans.

	Domestic plans						Foreign plans						Total
	2006		2005		2004		2006		2005		2004		2006		2005		2004

Service cost	[10	]	[8	]	[7	]	[3	]	[2	]	[2	]	[13	]	[10	]	[9	]
Interest cost	[26	]	[31	]	[32	]	[4	]	[4	]	[4	]	[30	]	[35	]	[36	]
Expected return on plan assets	49		50		47		3		3		3		52		53		50
Net periodic pension expenses	13		11		8		[4	]	[3	]	[3	]	9		8		5

	Domestic plans						Foreign plans						Total
	2006		2005		2004		2006		2005		2004		2006		2005		2004

Change in projected benefit obligation
Benefit obligation at beginning of year	725		639		584		88		75		70		813		714		654
Service cost	10		8		7		3		2		2		13		10		9
Interest cost	26		31		32		4		4		4		30		35		36
Plan participant’s contributions	—		—		—		1		1		1		1		1		1
Actuarial (gain)/loss	[21	]	80		48		[3	]	6		4		[24	]	86		52
Benefits paid	[34	]	[33	]	[32	]	[4	]	[4	]	[4	]	[38	]	[37	]	[36	]
Settlement	[60	]	[4	]	—		—		—		—		[60	]	[4	]	—
Amendments	2		—		—		—		—		—		2		—		—
Acquisitions	—		—		—		16		—		—		16		—		—
Currency translation adjustments	—		—		—		[2	]	4		[2	]	[2	]	4		[2	]
Other	[1	]	4		—		—		—		—		[1	]	4		—
Projected benefit obligation at end of year	647		725		639		103		88		75		750		813		714

	Domestic plans										Foreign plans									Total
	2006				2005			2004			2006			2005			2004			2006			2005			2004

Change in plan assets
Fair value of plan assets at beginning of year			812			734			694			52			43			40			864			777			734
Estimated return on plan assets	49				50			47			3			3			3			52			53			50
Actuarial gains/(losses)	[1	]			58			22			2			1			0			1			59			22
Total actual return on plan assets			48			108			69			5			4			3			53			112			72
Employer’s contribution			—			3			3			9			4			3			9			7			6
Plan participants’ contributions			—			—			—			1			1			1			1			1			1
Benefits paid			[34	]		[33	]		[32	]		[2	]		[3	]		[3	]		[35	]		[36	]		[35	]
Settlement			[50	]		[4	]		—			—			—			—			[50	]		[4	]		—
Acquisitions			—			—			—			11			—			—			11			—			—
Currency translation adjustments			—			—		—	—			[2	]		3			[1	]		[2	]		3			[1	]
Other			—			4		—	—			—			—			—			—			4			—
Fair value of plan assets at end of year			776			812			734			74			52			43			851			864			777

	Domestic plans			Foreign plans						Total
	2006	2005	2004	2006		2005		2004		2006	2005	2004

Funded status/prepaid/	129	87	95	[29	]	[36	]	[32	]	100	51	63
(accrued) benefit cost Past service costs	2	—	—	—		—		—		2	—	—
Prepaid/accrued benefit cost	131	87	95	[29	]	[36	]	[32	]	102	51	63

The accrued past service costs relates to the amendments in the Dutch pension plan which became effective on 1 January 2006. The projected benefit obligation increased by €2 million due to these amendments. The amendments have not vested and are recognised as an expense over the vesting period.

Movement in the amounts recognised in the balance sheet:

	2006							2005								2004
		Net pension provision						Net		Net pension provision								Net pension provision
	Net							pension								Net
	asset for							asset for								asset for
	funded	Funded		Unfunded				funded		Funded		Unfunded				funded		Funded		Unfunded
	plans	plans		plans		Total		plans		plans		plans		Total		plans		plans		plans		Total
Beginning of year	90	[22	]	[17	]	[39	]	97		[19	]	[15	]	[34	]	113		[17	]	[15	]	[32	]
Net period pension expenses	13	[2	]	[2	]	[4	]	11		[2	]	[1	]	[3	]	9		[2	]	[1	]	[3	]
Contributions	—	9		—		9		3		4		—		4		3		3		—		3
Benefits paid	—	—		2		2		—		—		2		2		—		—		1		1
Recognised actuarial gains/(losses)	20	4		1		5		[21	]	[4	]	[3	]	[7	]	[27	]	[4	]	—		[4	]
Settlement	9	—		—		—		—		—		—		—		—		—		—		—
Acquisitions	—	[5	]	—		[5	]	—		—		—		—		—		—		—		—
Currency translation adjustments	—	1		0		1		—		[1	]	—		[1	]	—		1		—		1
Other	—	1		0		1		—		—		—		—		—		—		—		—
End of year	132	[14	]	[15	]	[30	]	90		[22	]	[17	]	[39	]	97		[19	]	[15	]	[34	]

Actuarial gains of €25 million in 2006 and actuarial losses of €27 million in 2005 and €31 million in 2004  were recorded directly in shareholders’ equity. These actuarial gains and losses are mainly due to changes in the assumptions (discount rate, expected wage and pension increase) for the calculation of the projected benefit obligation and due to differences between the expected return on plan assets and the actual result on plan assets.  The accumulative amount of actuarial losses recorded directly in shareholders’ equity at 31 December 2006 was €32 million (before tax).

Settlement in 2006 under ‘Net assets for funded plans’ is the transfer of the pension obligations of the former Paper Merchanting Division less plan assets to the pension fund of the acquirer. The settlement gain of €9 million is included subsequent result from disposal of operations (see Note 13).

	Domestic plans						Foreign plans						Total
	2006		2005		2004		2006		2005		2004		2006		2005		2004

Accumulated Benefit Obligation at end of year	630		704		619		95		79		67		725		783		686
Projected Benefit Obligation exceeds fair value of plan assets:
Benefit obligation	[1	]	[3	]	[2	]	[77	]	[88	]	[75	]	[78	]	[91	]	[77	]
Plan assets	—		—		—		47		52		43		47		52		43

Accumulated benefit obligation exceeds fair value of plan assets:
Benefit obligation	[1	]	[3	]	[2	]	[68	]	[79	]	[67	]	[69	]	[82	]	[69	]
Plan assets	—		—		—		44		52		43		44		52		43

The Accumulated Benefit Obligation excludes projected benefit increases due to projected salary increases.

The pension benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows :

	Domestic	Foreign
	plans	plans	Total
2007	33	4	37
2008	33	4	37
2009	34	5	39
2010	34	5	39
2011	35	5	40
2012-2016	183	36	219

The employer’s contribution expected to be paid in each of the next five years and in the aggregate for the fi ve years thereafter are as follows:

Foreign
plans
2007	3
2008	3
2009	3
2010	3
2011	3
2012-2016	13

Buhrmann’s future contributions to the Dutch pension fund cannot be accurately assessed. Due to recent changes in Dutch law, these contributions depend on funding levels achieved by the fund.

The weighted average asset allocation of the funded defined benefit plans at 31 December 2006, 2005 and 2004 and target allocation for the year 2007 are as follows:

	Domestic plans				Foreign plans
	Target	Allocation	Allocation	Allocation	Target	Allocation	Allocation	Allocation
	2007	2006	2005	2004	2007	2006	2005	2004
Asset category:
Equity Securities	30%	30%	33%	33%	60%	59%	54%	71%
Debt Securities	55%	50%	50%	58%	25%	25%	28%	2%
Real Estate	10%	10%	9%	9%	2%	3%	—	—
Cash	—	1%	8%	—	—	—	3%	1%
Other (including commodities and insurance contracts)	5%	9%	—	—	13%	13%	15%	26%

At 31 December 2005, the cash held by the pension fund in the Netherlands was mainly for the transfer of the pension obligations and related assets with regard to the former Paper Merchanting Division which took place in the first quarter of 2006.

The weighted average assumptions used to measure net periodic pension expenses were as follows:

	Domestic plans			Foreign Plans
	2006	2005	2004	2006	2005	2004

Discount rate for the year	4.0%	4.9%	5.5%	4.7%	5.4%	5.7%
Expected return on plan assets:
Equity Securities	8.0%	8.5%	8.5%	8.0%	8.5%	8.5%
Debt Securities	5.5%	5.5%	5.5%	6.0%	5.5%	5.5%
Real Estate	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Other	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Average	6.6%	7.0%	7.0%	7.2%	7.1%	7.1%
Rate of compensation increase	2.8%	3.0%	3.0%	3.2%	3.3%	3.5%
Increase of state pension	1.8%	2.0%	2.0%	1.9%	2.0%	2.5%
Pension increases	1.8%	2.0%	2.0%	1.9%	2.0%	2.5%

The weighted average assumptions used to measure the Projected Benefit Obligation were as follows:

	Domestic plans			Foreign Plans
	2006	2005	2004	2006	2005	2004
Discount rate per 31 December	4.5%	4.0%	4.9%	4.9%	4.7%	5.4%
Rate of compensation increase	2.8%	2.8%	3.0%	3.5%	3.2%	3.4%
Increase of state pension	2.0%	1.8%	2.0%	2.0%	2.0%	2.3%
Pension increases	2.0%	1.8%	2.0%	2.0%	2.0%	2.3%

The discount rate used is the interest on high quality (AA rated) corporate bonds that have a maturity approximating the terms of the related obligations. In estimating expected return on plan assets, appropriate consideration is taken into account of historical performance for the major asset classes held or anticipated to be held by the applicable pension funds and of current forecasts of future rates of return for those asset classes.

The following table shows the effect on result before taxes (for domestic and foreign plans) in 2006 of a change in discount rate and a change in other assumptions.

Change in discount rate
		-0.25%	—	+0.25%
	-0.25%	<1	<1	+1
Change in rate of compensation increase	—	<1	—	<1
	+0.25%	-1	-1	<1

	-0.25%	+1	+1	+1
Change in pension increase	—	<1	—	<1
	+0.25%	-2	-2	-2

	-0.25%	-2	-2	-2
Change in expected return on plan assets	—	<1	—	<1
	+0.25%	+2	+2	+2

The following table shows the increase in pension obligations on 31 December 2006 (for domestic and foreign plans) of a change in discount rate and a change in other assumptions.

		Change in discount rate
		-0.25%	—	+0.25%
	-0.25%	+22	-3	-28
Change in rate of compensation increase	—	+26	—	-23
	+0.25%	+30	+4	-20

	-0.25%	+2	-22	-43
Change in pension increase	—	+25	—	-23
	+0.25%	+50	+23	<1

The ambition of the Dutch pension trust’s investment policies is to reach an optimum between maximising return on plan assets in the long term while keeping contributions stable with the aim to be able to grant, with a high likelihood, indexation for consumer price inflation of the benefits. In order to achieve this stability, a sufficient funding level is being maintained. Investments in debt securities are mostly made when they bear fixed interest. The policy is to hedge up to 50% of the currency risks related to investments in equity securities and in real estate. Currency risks related to investments in debt securities are in principle completely hedged. Pension plan assets of the Dutch pension trust do not include Buhrmann shares.

•                  20 Other non-current assets

			Financial		Capitalised
	Total		receivables		financing fees

Book value 31 December 2004	24		19		5
Investments/capitalised fees	1		1		1
Amortisation of financing fees	[2	]	—		[2	]
Translation differences	3		2		1
Book value 31 December 2005	26		21		5
Investments/capitalised fees	1		0		1
Reclassification to current	[13	]	[13	]	—
Amortisation of financing fees	[2	]	—		[2	]
Translation differences	[2	]	[1	]	[0	]
Book value 31 December 2006	10		7		3

Financing fees are the capitalised transaction expenses related to long-term borrowings with variable outstanding amounts. The capitalised financing fees are amortised on a straight-line basis over the expected useful life of the related debt instruments.

•                  21 Inventories

	31 December		31 December
	2006		2005

Trade goods	555		487
Provision for impairment	[35	]	[34	]
Book value	520		453

The movements in the provision for impairment are shown on page 151. The amount of inventory sold recognised as an expense was €4,422 million for 2006 (2005: €4,114 million, 2004: €3,882 million).

•                  22 Trade receivables

	31 December		31 December
	2006		2005

Gross amount	890		897
Provision for impairment of trade receivables	[23	]	[23	]
Book value	867		874

The movements in the provision for impairment of trade receivable are shown on page 151.

As per 31 December 2006, an amount of €269 million of trade receivables were pledged under the trade receivables securitisation programme (see Note 29). These receivables and borrowings related to this programme are included in the Consolidated Balance Sheet.

•                  23 Prepaid expenses and accrued income

	31 December	31 December
	2006	2005

Accrued income	126	106
Prepaid expenses	74	82
Total	200	188

Accrued income consists mainly of supplier rebates and catalogue contributions. Prepaid expenses includes prepayments for employee benefit expenses and other operating costs (such as rent and insurance premiums). In prepaid expenses and accrued income an amount of €17 million has a term longer than 1 year.

•                  24 Cash and cash equivalents

	31 December	31 December
	2006	2005
Cash at bank and in hand	73	114
Short-term bank deposits	—	—
Total	73	114

•                  25 Assets held for sale

Houses bought from employees under relocation plans are classified as held for sale as the carrying amount will be recovered principally through a sale transaction. The assets are available for immediate sale in their present condition to terms that are usual and customary for sales of such assets. The sale is highly probable.

•                  26 Ordinary shares and Preference Shares A, B and C

Under IFRS, Buhrmann NV’s ordinary shares are recorded as shareholders’ equity. Buhrmann NV’s Preference Shares A are recorded as liabilities as well as the Preference Shares C until their repurchase in 2005 (see Note 10). No Preference Shares B were issued.

Under Dutch Law, Buhrmann NV’s ordinary shares, Preference Shares A and B are part of shareholders’ equity as well as the Preference Shares C until their repurchase in 2005. For detailed information about our shares, see pages 179 to 184.

Share capital

On 31 March 2005 we completed the repurchase of all outstanding preference Shares C in the capital of the Company. Upon completion our Articles of Association were amended in order to convert the Preference Shares C into ordinary shares and the authorised share capital was increased.

As of 31 December 2006, our authorised share capital amounted to €1,080,000,000, divided into 395,000,000 ordinary shares, 55,000,000 Preference Shares A, and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Buhrmann shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares.

In order to finance part of the purchase price for the Preference Shares C, we made a rights offering pursuant to which 39,312,904 ordinary shares were issued on 24 March 2005 against an issue price of  € 6.37 per share. As of 31 December 2006, the issued share capital was divided into 180,904,970 ordinary shares and 53,281,979 Preference Shares A, all of which have been fully paid up. No Preference Shares B were issued as of 31 December 2006.

•                  27 Shareholders’ equity

	Number of ordinary shares				In millions of euro				Other reserves
					Issued
					and fully	Additional	Treasury		Conversi-				Cumulative						Share-
					paid-up	paid in	Shares at		on option		Option		translation		Hedge		Retained		holders’
	Issued	Treasury		Outstanding	capital	capital	cost		bonds(1)		reserve		adjustment		reserve		earnings		equity
Balance at 1 January 2004	136,691,918	[526,155	]	136,165,763	164	1,521	[10	]	25		22		—		[6	]	[644	]	1,072
Changes for 2004:
Total recognised income and expense									[2	]			[87	]	1		70		[18	]
Dividend 2003																	[4	]	[4	]
Issued shares	1,434,610	[5,209	]	1,429,401	2	3													5
Options forfeited											[3	]					3		—
Addition option reserve share based payments											6								6
Balance at 31 December 2004	138,126,528	[531,364	]	137,595,164	166	1,524	[10	]	23		25		[87	]	[5	]	[575	]	1,062
Changes for 2005:
Total recognised income and expense									[2	]			180		5		[17	]	166
Dividend 2004																	[12	]	[12	]
Issued shares	41,198,176	[43,628	]	41,154,548	49	189													238
Repurchase shares
CE Australia																	[10	]	[10	]
Options forfeited											(8)						8		—
Addition option reserve share based payments											7								7
Balance at 31 December 2005	179,324,704	[574,992	]	178,749,712	215	1,713	[10	]	21		24		93		—		[607	]	1,450
Changes for 2006:
Total recognised
income and expense									[3	]			[127	]	[2	]	147		15
Dividend 2005	1,038,454			1,038,454	1	14											[30	]	[15	]
Issued shares											[1	]					1		—
Repurchase shares
CE Australia																	[2	]	[2	]
Options exercised	541,812	574,992		1,116,804	1	2	10				[3	]					[4	]	6
Options forfeited											[7	]					7		—
Addition option reserve share based payments											7						1		8
Balance at 31 December 2006	180,904,970	—		180,904,970	217	1,729	—		18		20		[34	]	[2	]	[486	]	1,463

(1)  Net of tax

•                  28 Deferred taxes

The movement in the components of deferred tax assets and liabilities is as follows:

	Tax loss carry-
	forwards		Other		Total
Deferred tax assets
Balance at 31 December 2004	295		101		396
(Charged)/credited to income statement	26		[23	]	3
(Charged)/credited to equity	—		[1	]	[1	]
Reclassifications	—		[22	]	[22	]
Transfers to current tax	3		3		6
Translation differences	41		13		54
Balance at 31 December 2005	365		71		436

(Charged)/credited to income statement	8		[3	]	5
(Charged)/credited to equity	—		[1	]	[1	]
Reclassifications	—		[6	]	[6	]
Acquisitions	15		7		22
Transfers to current tax	—		2		2
Translation differences	[42	]	0		[42	]
Balance at 31 December 2006	346		70		416

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available. The amount of estimated future taxable profit for this purpose is based on the budget for the succeeding year and there after multi-year forecasts.

	Accelerated
	depreciation and
	amortisation		Pensions		Fair value gains		Other		Total

Deferred tax liabilities
Balance at 31 December 2004	53		32		11		53		149
Charged/(credited) to income statement	—		1		[2	]	[1	]	[2	]
Charged/(credited) to equity	—		[6	]	—		—		[6	]
Reclassifications	[22	]	—		—		—		[22	]
Transfers to current	4		—		—		—		4
Translation differences	12		—		—		—		12
Balance at 31 December 2005	47		27		9		52		136

Charged/(credited) to income statement	[5	]	1		[3	]	3		[5	]
Charged/(credited) to equity	—		7		—		—		7
Reclassifications	[6	]	—		—		—		[6	]
Acquisitions	2		—		—		1		3
Translation differences	[5	]	—		—		[5	]	[10	]
Balance at 31 December 2006	33		35		6		51		125

Buhrmann has operating losses carry-forwards at 31 December 2006 of approximately €2,069 million (2005: €1,999 million). Expiration is approximately as follows:

2007 to 2011	528
2012 to 2017	145
2018 to 2023	435
Unlimited	961
2,069

For an amount of €510 million of these operating loss carryforwards no deferred tax assets were recognised in the balance sheet as at 31 December 2006 due to the fact that future realisation is not probable.

•                  29 Long-term borrowings

					High Yield		High Yield
	Preference		Convertible		Bonds due		Bonds due		Term	Term Loans		Securitised
	Shares A(1)		Bond		2014		2015		Loans A	B/C/D		Notes		Other	Total
Balance as at 31 December 2005
Redemption value	181		115		127		127		96	469		85		35	1,236
Accretion/option value	—		[30	]	—		—		—	—		—		—	[30	]
Financing fees	[3	]	[2	]	[6	]	[6	]	0	[3	]	[1	]	0	[22	]
Net (amortised cost)	178		83		121		121		96	466		84		35	1,184

Current	—		—		—		—		16	5		0		25	46
Long-term	178		83		121		121		80	461		84		10	1,138

Balance as at 31 December 2006
Redemption value	181		115		114		114		80	592		125		76	1,397
Accretion/option value	—		[25	]	—		—		—	—		—		—	[25	]
Financing fees	[3	]	[2	]	[5	]	[5	]	—	[8	]	—		—	[23	]
Net (amortised cost)	178		88		109		109		80	584		125		76	1,349

Current	—		—		—		—		27	6		—		33	66
Long-term	178		88		109		109		53	578		125		43	1,284

(1) The Preference Shares A are perpetual and do not have a redemption date.

Preference Shares A

Details about the Preference Shares A are given in Note 26. The financing fees related to the Preference Shares A are not amortised as the Preference Shares A are non-redeemable. The annual dividend is recorded as an expense.

Preference Shares C

On 28 October 1999, Preference Shares C were issued to two U.S. venture capital groups, Apollo Management IV L.P. and Bain Capital, LLC to provide part of the financing of the acquisition of Corporate Express. In 2005, the Preference Shares C were repurchased for an amount of US$520 million which resulted in a loss of €85 million (see Note 10).

The Preference Shares C had a conversion option. The conversion option was separately valued at fair value and recorded under ‘other non-current liabilities’. The liability component was stated as ‘long-term borrowings’ at amortised cost using an effective interest of 11.2%.

Convertible Bond

In December 2003, Buhrmann issued its €115 million Subordinated Convertible Bonds, which are listed on the Amsterdam Stock Exchange. The Subordinated Convertible Bonds have a coupon of 2% which is payable annually on 18 June and is convertible into Buhrmann ordinary shares. The conversion price was initially €8.40 per ordinary share and is adjusted annually, among others, for cash dividend. At 31 December 2006 the conversion price was €7.69 per ordinary share.

The Subordinated Convertible Bonds must be redeemed on or before 18 December 2010. Buhrmann has the option to redeem the Subordinated Convertible Bonds after 9 July 2008 if the official closing price of Buhrmann’s ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

The terms and conditions of the Convertible Bonds provide that upon the occurrence of a change of control the bondholders shall be entitled to require us to redeem all (or any of the) bonds. An early redemption of the Convertible Bonds may also trigger early termination of our other financing arrangements. A change of control event as defined in the Convertible Bond documentation includes among others acquisition of the legal and beneficial ownership of shares, which confers the right to cast 51% or more of the votes which may ordinarily be cast at a general meeting of shareholders.

The Convertible Bonds were issued at par. The market value of the Convertible Bond at 31 December 2006 amounted to €178 million.

The conversion option was measured at issue of this bond using the residual method after deduction of the liability component (measured at fair value) and recorded directly in shareholders’ equity. The liability component is stated at amortised cost (fair value less financing fees) using an effective interest rate of 9.25%.

8 1/4% Senior Subordinated Notes due 2014 (2014 Notes)

In June 2004, Buhrmann US Inc. issued US$150 million in aggregate principal amount of 8 1/4 % Senior Subordinated Notes due 2014 (2014 Notes) in a private placement. These bonds are unsecured obligations of Buhrmann US, Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In September 2004, Buhrmann US, Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of the 2014 Notes, the terms of which were substantially identical to the unregistered bonds issued in June. The registration statement filed by Buhrmann US, Inc. was an offer to exchange all of its outstanding unregistered 2014 Notes for the newly registered 2014 Notes. Pursuant to this exchange offer, which closed in October 2004, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

The 2014 Notes documentation provides that upon the occurrence of a change of control we are obliged to offer to purchase all outstanding 2014 Notes. An offer to purchase outstanding 2014 Notes prior to its specified maturity may also trigger early termination of our other financing arrangements. A change of control event as defined in the 2014 Notes documentation includes among others acquisition of ownership of 50% or more of the aggregate ordinary voting power in Buhrmann (excluding ownership of Preference Shares A and/or B, provided certain conditions are met).

The coupon of 8 1/4% is payable semi-annually. The 2014 Notes must be redeemed on 1 July 2014. At any time before 1 July 2007, Buhrmann can choose to redeem up to 35% at a redemption price of 108.25% of the principal amount, with proceeds raised in one or more equity offering made by Buhrmann, as long as certain conditions are met. Thereafter, all or part of the 2014 Notes, can be redeemed at contractual rates above par (starting at 1 July 2009 at 104.125%, decreasing annually).

The 2014 Notes are stated at amortised cost using an effective interest rate of 9.02%.

The market value of the 2014 Notes at 31 December 2006 amounted to US$149 million (€113 million).

7 7/8% Senior Subordinated Notes due 2015 (2015 Notes)

On 31 March 2005, Buhrmann US, Inc. issued US$150 million in aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) in a private placement. These bonds are unsecured obligations of Buhrmann US, Inc., and are guaranteed by Buhrmann and certain of its subsidiaries. In August 2005, Buhrmann US, Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of the 2015 Notes, the terms of which were substantially identical to the unregistered bonds issued on 31 March 2005. The registration statement filed by Buhrmann US, Inc. was an offer to exchange all of its outstanding unregistered 2015 Notes for the newly registered 2015 Notes. Pursuant to this exchange offer, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

The 2015 Notes documentation provides that upon the occurrence of a change of control we are obliged to offer to purchase all outstanding 2015 Notes. An offer to purchase outstanding 2015 Notes prior to its specified maturity may also trigger early termination of our other financing arrangements. A change of control event as defined in the 2015 Notes documentation includes among others acquisition of ownership of 50% or more of the aggregate ordinary voting power in Buhrmann (excluding ownership of Preference Shares A and/or B, provided certain conditions are met).

The coupon of 7 7/8% is payable semi-annually. The 2015 Notes must be redeemed on 1 March 2015. At any time before 1 March 2008, Buhrmann can choose to redeem up to 35% at a redemption price of 107.875% of the principal amount, with proceeds raised in one or more equity offerings made by Buhrmann, as long as certain conditions are met. Thereafter, all or part of the 2015 Notes can be redeemed at contractual rates above par (starting from 1 March 2010 at 103.938%, decreasing annually).

The 2015 Notes are stated at amortised cost using an effective interest rate of 8.65%.

The market value of the 2015 Notes at 31 December 2006 amounted to US$146 million (€111 million).

Senior Facilities Agreement (Term Loans A, B, C and D and Revolver)

On 23 December 2003, Buhrmann entered into a Senior Facilities Agreement replacing the existing Senior Credit Agreement entered into in 1999. The Senior Facilities Agreement arranged with a syndicate of banks led by Deutsche Bank and ABN AMRO, currently consists of ‘Term Loan A’ of €120 million, ‘Term Loans D’ with tranches of €50 million and US$728 million and a working capital facility of €255 million and has been amended over time. The latest amendment to the Senior Facilities Agreement was made in September 2006 to facilitate the acquisition of Andvord Tybring-Gjedde ASA. The security provided for the Senior Facilities Agreement is a pledge on assets of Buhrmann NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Facilities Agreement bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods.

The interest rate margins for the working capital facility of which €3 million was used at 31 December 2006, the Term Loan A and the Term Loans D vary with the leverage ratio (pricing grid). The initial margin for the working capital facility and the Term Loan A is 2.50%. The initial margin for the Term Loans D is 1.75%. The working capital facility carries a fee of 0.75% for the undrawn balance. The documentation of the Senior Facilities Agreement provides for increases in the working capital facility and term loans subject to meeting certain conditions such as a maximum senior leverage ratio.

The Senior Facilities Agreement imposes certain restrictions on Buhrmann and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Buhrmann also is required to apply a percentage of the proceeds of any equity offering (other than certain exempted equity offerings) and sale of assets to the prepayment of debt under the facility. Under the Senior Facilities Agreement, Buhrmann must comply with certain financial covenants. Buhrmann was in compliance with these financial covenants as of 31 December 2006. Buhrmann can on occasion obtain consent from its lenders to amend certain terms and conditions of the Senior Facilities Agreement, which may involve additional fees.

The Senior Facilities Agreement provides that a change of control constitutes an event of default. An event of default may result, among others, in an acceleration of the maturity of the facilities and early repayment. An event of default under our Senior Facilities Agreement and early repayment of the facilities may also trigger early termination of our other financing arrangements. A change of control event as defined in the Senior Facilities Agreement includes among others acquisition of beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in Buhrmann (excluding acquisition of Preference Shares A and/or B, provided certain conditions are met).

On 31 December 2006, the applicable margins were 2.25% and 1.75% for the Term Loans A and D, respectively.

The interest rates in effect at 31 December 2006, 2005 and 2004 were as follows:

	2006	2005	2004
Term Loan A EUR	5.93%	4.72%	4.41%
Term Loan C EUR	—	—	4.66%
Term Loan D EUR	5.43%	4.22%	—
Term Loan C USD	—	—	4.94%
Term Loan D USD	7.11%	6.20%	—

The market value of the Senior Facilities Agreement is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent (Deutsche Bank). The market value at 31 December 2006 approximated the book value.

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

The definitions of certain accounting numbers for covenant calculation purposes (for example: operating result before depreciation of tangible fixed assets and software and before amortisation and impairment of goodwill (‘EBITDA’) as well as special items and indebtedness) differ from figures as published in these Consolidated Financial Statements due to specific contractual arrangements. Also, income statement items used in covenants are calculated on a rolling 12 monthly basis. More detailed information on the covenant levels is available on the web site of Buhrmann. The actual covenant ratios at 31 December 2006 comply with the threshold ratios as per loan covenants.

The Term Loans C and D are stated at amortised cost using an average effective interest rate of 7.07% for the USD denominated loans and 4.84% for the EUR denominated loans. The Revolver is stated at its redemption value and the related financing fees are recorded as capitalised financing fees under ‘other non-current assets’. The Term Loans A are also stated at their redemption as no financing fees are allocated to these loans.

Securitised Notes

In July 2002 several Buhrmann companies entered into an accounts receivable securitisation programme under which funds are raised by pledging accounts receivable from operating companies in the United States as security for short-term and medium-term borrowings. The US operating companies, ASAP Software, Corporate Express Office Products and Corporate Express Document and Print Management sell their accounts receivable to Buhrmann Silver US, LLC, which in turn pledges the accounts receivable to third-party dedicated entities as security for borrowings in the form of short-term notes and medium-term notes. In November 2006, Corporate Express UK, Corporate Express Germany and Corporate Express Netherlands started selling their accounts receivable to Buhrmann Silver Europe BV, which in turn pledges the accounts receivable to a third party as security for short-term borrowings in the form of short-term notes. At 31 December 2006, accounts receivables of €269 million were pledged under these programmes (see Note 22). The programmes deliver funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility.

The Short Term Notes are issued in US dollars reflecting the currency of the pledged receivables. The amount of Short Term Notes outstanding against the receivables pledged fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. To ensure availability of refinancing for the notes, a back-up liquidity facility has been arranged. On 31 December 2006, Short Term Notes for € 49 million were outstanding while on 31 December 2005, no Short Term Notes were outstanding. The Securitised Notes are stated at their redemption value and the related financing fees are recorded as capitalised financing fees under ‘other non-current assets’.

At 31 December 2006 and 2005 US$100 million (€76 million in 2006 and €85 million in 2005) of Medium Term Notes were outstanding. The average interest margin, including issuer’s cost, is approximately 4.64%. The Medium Term Notes are stated at amortised cost using an average effective interest rate of 6.44%. The market value of the Medium Term Notes approximates their book value as the Notes bear variable interest and have relatively short maturities.

The receivables and liabilities in connection with the accounts receivable securitisation programme are included in Buhrmann’s Consolidated Balance Sheet. The transactions under this programme are treated as collaterised borrowings.

The European securitisation programme documentation provides that a change of control constitutes an event of default, as a result of which the program may be terminated and/or the maturity of the advances may be accelerated. An event of default under the program and the consequences thereof may also trigger early termination of our other financing arrangements. A change of control event as defined in the securitization documentation includes among others acquisition of beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in Buhrmann (excluding acquisition of Preference Shares A and/or B, provided certain conditions are met).

Hedging

Buhrmann has entered into a series of interest rate hedging agreements, the purpose of which is to limit Buhrmann’s interest cost with respect to its long-term debt. For more information about our hedging policies and interest rate swaps, we refer to Note 31.

Average effective interest rate

The average blended effective cash interest rate, including margin and dividend on preference shares, was 6.6% in 2006, 6.9% in 2005 and 8.4% in 2004. The effective interest rate relative to thenominal interest rates is effcted by fees for the undrawn balance of the working capital facility and back-up liquidity facilities. Also it is noted that the daily average outstanding of the interest-bearing debt is generally higher than at quarter-ends.

Repayment schedule for long-term borrowings

								Fair
	2007	2008	2009	2010	>2010	Perpetual	Total	Value
Fixed rate debt:
Preference Shares A	—	—	—	—	—	181	181	174
High Yield Bonds due 2014	—	—	—	—	114	—	114	113
High Yield Bonds due 2015	—	—	—	—	114	—	114	111
Subordinated Convertible Bonds	—	—	—	115	—	—	115	178
Other	—	—	2	—	—	—	2	2
Total redemption value fixed rate debt	—	—	2	115	228	181	526	578

Variable rate debt:
Account receivables securitisation	—	—	125	—	—	—	125	125
Term Loan A	27	26	27	—	—	—	80	80
Term Loans D	6	6	6	574	—	—	592	592
Other	33	3	4	32	2	—	74	74
Total redemption value variable rate debt	66	36	162	605	2	—	871	871

Total redemption value	66	36	164	720	230	181	1,397	1,447

The fair values of Buhrmann’s fixed rate loans have been estimated based on applicable market quots available to Buhrmann for these instruments. The fair value of variable rate debt approximates the carrying value. For cash, trade receivables, other short-term assets, trade payables, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

The instalments in 2007 of €7 million per quarter for Term Loans A and approximately €1 million per quarter for Term Loans D fall due in March, June, September and December. The average remaining term of long-term debt, excluding Preference Shares A, is approximately four years.

•                  30 Other provisions

The movements in provisions other than pensions are as follows:

			Integration
	Total		and restructuring		Other
Position at 31 December 2004:
Non-current	85		11		74
Current	18		8		10
Total	103		19		84

Payments	[18	]	[7	]	[11	]
Additions charged to result	21		17		4
Releases to result / usage	[6	]	[5	]	[1	]
Translation differences	2		1		1
Total changes	[1	]	6		[7	]

Position at 31 December 2005:
Non-current	67		10		57
Current	33		15		19
Total	101		25		77

Payments	[27	]	[18	]	[9	]
Additions charged to result	23		18		5
Releases to result	[16	]	0		[16	]
Acquisitions	3		—		3
Translation differences	[3	]	[1	]	[2	]
Total changes	[20	]	[1	]	[19	]

Position at 31 December 2006:
Non-current	51		7		44
Current	30		17		13
Total	81		24		57

The non-current balance at 31 December reflects amounts payable after more than one year. Amounts payable within one year are recorded as current provisions.

Integration and restructuring

Provisions for integration and restructuring mainly relate to the streamlining, centralisation and restructuring measures in the Office Products operations in North America and Europe.

Other

Other provisions include primarily warranties regarding indemnifications with respect to divested businesses and various other contractual risks. The release to results in 2006 includes the favorable settlement of a number of outstanding matters related to our divestment of the former paper merchanting division in 2003 and other divestments.

Also included is the provision for vacant leases and product warranties relating to potential liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not expired yet. The additions charged to result only relate to warranties issued during 2006 and are calculated as a percentage of net sales. This percentage is based on past experience.

•                  31 Financial market risks

Buhrmann is exposed to financial market risks, including adverse changes in interest rates, currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

The financing policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure, including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Buhrmann focuses on cash interest cover (operating result before depreciation of tangible fixed assets and internally used software and other intangible assets and before special items over cash interest) and the relationship between borrowings and total enterprise value (market value based leverage, which is calculated by using the market capitalisation of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of three times and the market-value based gearing (net interest-bearing debt over total enterprise value) over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest-bearing debt over operating result before depreciation of tangible fixed assets, software and before special items) is the most relevant. Actual cash interest cover at 31 December 2006 was 5.0 (2005: 5.2), which is above our minimum target level of 3, and the leverage ratio was 3.2 (2005: 2.9).

Financial instruments such as currency and interest swaps are used only to hedge against financial market risks, and not for speculative purposes. Financial instruments with third parties are primarily dealt by Buhrmann NV, Buhrmann US, Inc. and Buhrmann Shared Service Center (Europe) NV. These entities also act as the main financing companies for the Group. In addition, an accounts receivable securitisation programme is being operated using Buhrmann Silver US, LLC and Buhrmann Silver Europe BV.

Our treasury function does not operate with a profit objective but pursues benefits of scale and efficiency and provides in-house services in the area of financial logistics. Cash and third-party debt is concentrated in the main financing companies to ensure maximum efficiency in meeting changing business needs, while local operations are largely financed by a mix of equity and long-term inter-company loans denominated in local currencies.

Credit risks

The Company’s customer base is spread over many industries and sectors, including government institutions, and most of these customers are large corporations or institutions. No individual customer represents 2% or more of the Company’s total sales or trade accounts receivable balance in any year.

Management believes it has adequately provided for the collection risk in the Company’s accounts receivable, by recording a provision for impairment of trade receivables, which reduces such amounts to their net realisable value, taking into consideration that collection risks are to a certain extent insured.

The Company has deposited its cash and deposits with and has obtained its loans from reputable financial institutions with high-quality credit ratings.

Interest rate risks

Our interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Of the non-current portion of long-term borrowings on 31 December 2006, 62% was at floating interest rates before hedging. Interest rate swaps are used to hedge against floating interest. We currently aim to have around 50% of the long-term borrowings, after hedging, at fixed interest given the present level of interest cover. On 31 December 2006, 56% of the non-current long-term borrowings was, after hedging, at fixed interest rates.

Breakdown of long-term borrowings by interest profile:

	31 December 2006
	Fixed	%	Floating		%

Subordinated Loans and Preference Shares A	484	38%
Other loans	2	0%	797		62%
Interest swaps >1 year (see below)	228		[228	]
Total	714	56%	569		44%

Buhrmann’s Interest Rate Swap contracts at 31 December 2006:

	Notional amount(1)	Average interest	Fair value
Maturity	(in millions)	rate in %(2)	(in millions)

< 1 year	133	4.27%	1
< 2 years	133	4.71%	1
< 3 years	57	4.95%	0
< 5 years	38	4.95%	0
Total	361		2

(1)          The notional amount of these interest rates swaps are denominated in U.S. dollars and have been translated at the year-end exchange rate.

(2)          Pursuant to these swaps, Buhrmann pays the fixed interest rates indicated in the table and receives floating rates based on three-month LIBOR.

The total fair value at 31 December 2006 of the interest rate swap contracts was €2 million positive (€2 million positive in 2005).

The estimated fair value of the outstanding interest rate swap contracts (IRS’s) indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above. As of 1 January 2005, hedge accounting is applied to all IRS’s.

The fair value of the IRS’s at the start of hedge accounting is amortised to the hedge reserve with an offsetting amount in the income statement. The total amount recorded in the income statement in 2006 was a gain of €2 million (as financing costs) and a total amount of €2 million was released from the hedge reserve. In 2005, a gain of €2 million (as financing costs) was recorded in the income statement and an amount of €5 million was added to the hedge reserve.

Currency rate risks

Regarding currency risk exposure on trading transactions, it is the policy to cover these risks on a transaction basis as much as possible to stabilise the operational margins in local currency terms. Currency forward contracts with terms up to one year are also used to cover these risks. The occurrence of these exposures is relatively low as operating companies generally source in local currencies and operate on local markets with local competitors.

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

Breakdown of long-term borrowings by currency:

	31 December	31 December
	2006	2005
As issued:
EUR	396	393
USD	838	741
Other	50	4
	1,284	1,138

After hedging with forward exchange and currency swaps (see below):
EUR	486	242
USD	690	846
Other	108	49
	1,284	1,138

Forward foreign exchange and currency swap contracts at 31 December 2006:

		Weighted average
		contractual
Contract	Maturity	exchange rate	Notional amount	Fair value
Buy USD/sell EUR	< 1 year	1.32	148	0
Buy EUR/sell GBP	< 1 year	0.67	2	0
Buy EUR/sell NOK	< 1 year	8.23	21	0
Buy EUR/sell SEK	< 1 year	9.02	37	0
Buy DKR/sell EUR	< 1 year	7.45	2	0
Total			210	0

The estimated fair value of the outstanding currency swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date. The fair value of the currency swap contracts at 31 December 2006 of €0.1 million (2005: €1.0 million negative) is included in long-term borrowings. Buhrmann does not apply hedge accounting to the currency swaps which means that the changes in the fair value are recorded in the income statement and included in financing costs.

•                  32 Current provisions

	31 December	31 December
Short-term provisions	2006	2005
Short-term restructuring provisions	17	15
Other short-term provisions	13	19
Total	30	33

•                  33 Other current liabilities

	31 December	31 December
Other current liabilities	2006	2005
Taxes and social security contributions	33	32
Employee benefits other than pensions	131	150
Advance payments on orders	20	6
Accrued interest	25	27
Other accrued liabilities	115	120
Total	323	334

•                  34 Share based payments

Share options are outstanding under two different arrangements; the Buhrmann Incentive Plan up to 2003 and the Buhrmann Incentive Plan from 2004 (New Buhrmann Incentive Plan). Details about the Buhrmann Incentive Plans are provided in the Remuneration Report on pages 60 to 68 of this Annual Report.

The movements in the outstanding number of options and weighted average exercise price are shown in the table below. Each option of the Buhrmann Incentive Plan and New Buhrmann Incentive Plan gives right to one Buhrmann ordinary share.

	Plan up to 2003			Plan from 2004
			Weighted average			Weighted average
			exercise price per			exercise price per
	Number of options		option in EUR	Number of options		option in EUR

Balance at 31 December 2004	4,446,215		14.04	1,608,026		7.79
Adjustments 2005(1)	254,298		—	91,970		—
Adjusted Balance 31 December 2004	4,700,513		13.28	1,699,996		7.37
Options granted(2)	—			1.853,359		7.40
Options exercised	—		—	—		—
Options expired	[831,641	]	25.99	—		—
Options forfeited	[202,802	]	11.28	[210,243	]	7.39
Balance at 31 December 2005	3,666,070		10.50	3,343,112		7.39
Options granted(2)	—		—	1,930,225		14.65
Options exercised	[1,120,425	]	5.77	—		—
Options expired	[912,071	]	19.04	—		—
Options forfeited	[74,326	]	8.34	[113,620	]	10.54
Balance at 31 December 2006	1,559,248		9.02	5,159,717		10.03

(1)          As a result of the right issue of 31 March 2005, the number of options granted before that date have been increased by 5,72% while the exercise price has been decreased with 5.41%.

(2)          The weighted average fair value of options granted in 2006 is €6.62 per option(2005; €4.81, 2004; €4.63).

The total pre-tax intrinsic value of stock options exercised in 2006 was €8 million (in 2005 no options were exercised). The total fair value of option rights that have vested in 2006 was €2 million (2005:  €8 million). Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position of the Group gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as its capital structure (e.g. leverage ratio). On the basis thereof it was decided not to purchase shares for this purpose in 2006, 2005 and 2004.

The total of options exercisable at the end of the year are:

	Buhrmann Incentive Plans
		Weighted average
		exercise price per
	Number of options	option in EUR

31 December 2004	1,707,922	23.50
31 December 2005	2,238,146	15.47
31 December 2006	1,559,248	9.02

The weighted average fair values and weighted average exercise prices per option at the date of grant for the options outstanding at 31 December are as follows:

	Plan up to 2003			Plan from 2004
In euro	2006	2005	2004	2006	2005	2004
Fair value of options granted with exercise prices equal to the market value of the share at the date of grant	4.36	4.71	5.63	5.20	4.85	4.90
Exercise price of options granted with exercise prices equal to the market value of the share at the date of grant	8.91	10.18	13.26	10.03	7.39	7.79
Fair value of options granted with exercise prices above the market value of the share at the date of grant	6.14	6.21	8.18	—	—	—
Exercise price of options granted with exercise prices above the market value of the share at the date of grant	15.72	17.71	25.36	—	—	—

The following table summarises information about options outstanding at 31 December 2006:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted	Weighted
		average	average		average	average
	Number	remaining	exercise price	Number	remaining	exercise price
	of	contractual	per option	of	contractual	per option
Exercise price in euro	options	life (in years)	in EUR	options	life (in years)	in EUR

2.70	604,853	3.3	2.70	604,853	3.3	2.70
3.59	899	3.3	3.59	899	3.3	3.59
7.37	1,585,201	4.3	7.37	—	—	—
7.40	1,693,680	5.3	7.40	—	—	—
12.95	930,184	0.3	12.95	930,184	0.3	12.95
14.65	1,880,836	6.3	14.65	—	—	—
16.19	23,312	0.3	16.19	23,312	0.3	16.19
Total	6,718,965	4.5	9.80	1,559,248	1.5	9.02

At 31 December 2006, a total number 5,159,717 options were outstanding under the New Buhrmann Incentive Plan at a weighted average exercise price of €10.03 and a remaining weighted average contractual life 5.4 years, none of which were exercisable at that date. The aggregate pre-tax intrinsic value of the exercisable options at 31 December 2006 was €5 million which is based on the Company’s closing stock price of €11.26 as of 29 December, 2006 This reflects the amount which would have been received by the option holders had all option holders exercised their options as of that date.

The fair value of the options granted up to 2003 were estimated on the basis of the Black & Scholes option model. Due to the performance hurdle in the New Buhrmann Incentive Plan, the fair value of the options granted in 2006, 2005 and 2004 was estimated on the basis of a binomial model in combination with a Monte Carlo simulation taking into account the number of options that will vest based on the performance-related vesting conditions of the option programme. The following assumptions were used in 2006, 2005 and 2004:

	2006	2005	2004
Expected dividend yield	1.2%	2.3%	2.3%
Expected share price volatility	35%	50%	50%
Risk-free interest rate	3.8%	2.9%	3.6%
Expected term	5 years	5 years	5 years

The remuneration cost of all the option rights assigned is €8 million for 2006 (€7 million for 2005 and €6 million for 2004) and is included in the statements of income. The tax benefit recognised in 2006 in respect hereof is €2 million. The fair value of the options is measured at grant date and recognised as cost on a linear basis during the vesting period, with a corresponding increase in shareholders’ equity as ‘option reserve’. When the options are exercised or forfeited, a reclassification from the option reserve to retained earnings within shareholders’ equity takes place. This policy is applied to all options that on the date of transition to IFRS on 1 January 2004 had not been exercised, vested or forfeited.

As of 31 December 2006, total unrecognised compensation cost, net of estimated forfeitures, was €12 related to stock options. The unrecognised compensation cost is expected to be recognised over the next 3 years.

The fair value of the option rights is estimated by using expected dividend yield and share price volatility based on historic track records at the grant date of the options. These values do not constitute the market value. The expected term of 5 years is based on the adjusted historic assumption that options will be exercised 2 years after vesting. The assumptions were used exclusively for this calculation and do not provide an indication of expectations of management regarding developments in the future

Option plans Corporate Express Australia Limited

Corporate Express Australia Limited (in which Buhrmann has a 53.5% share) has its own separate share based payment plans, based on the listing of the shares not held by Buhrmann on the Australia stock exchange (see also www.ce.com.au). The remuneration cost rights assigned under these plans is €1 million for 2006, 2005 and 2004 (including minority interest) and is included in the statements of income.

The main plan is the Long Term Incentive Plan (‘LTIP’) which replaced the Executive Option Plan (‘EOP’) in November 2004. The main features are:

•                  Senior executives of Corporate Express Australia may be offered an entitlement to ordinary shares in Corporate Express Australia, in the form of performance rights, that is, a right to acquire shares in Corporate Express Australia at a future date at no cost (in other words, a share option with a zero exercise price).

•                  The entitlement is conditional upon the satisfaction of performance hurdles measured over a period of 3 years. The actual number of performance share rights able to be exercised by a participant will depend on the extent to which the performance conditions have been satisfied. No performance share rights will be provided prior to the final date of the relevant measurement period, and then will only be granted if the performance conditions have been met.

•                  The performance measure applied to entitlements granted under the LTIP in 2004 and 2005 is relative TSR (for a definition see also Buhrmann Incentive Plan from 2004 above). The TSR of all the companies in the peer group, being the ASX 200 Index, and Corporate Express Australia, will be ranked at the end of a three year performance period. Vesting of performance share rights depends on where the company’s performance sits within this ranking. Participants do not have an entitlement to the shares unless the company’s TSR is at or above the 50th percentile ranking. If the ranking above the 50th percentile is not achieved at all within the initial measurement period, the measurement is retested at the end of year four or potentially year five.

•                  Performance share rights granted in 2006 are subject to a relative TSR performance condition in respect of 50% of the entitlement, and an earnings per share condition in respect of the remaining 50% of the entitlement.

In addition the company has an Exempt Employee Share Plan (‘EESP’) and a Deferred Employee Share Plan (‘DESP’) in place. EESP is open to all employees of the company and limited to AUD1,000 per employee. DESP is designed to enable key employees to acquire company shares using their pre-tax remuneration.

The movements in the number of shares to which the outstanding options assigned under the EOP and LTIP give right and weighted average exercise price are as follows:

			Weighted average exercise
	Number of shares		price per share in AUD(1)

Balance at 31 December 2004	1,853,280		3.94
Options granted	355,183		0.00
Options exercised	[303,588	]	4.43
Options expired	—		—
Options forfeited	[70,813	]	4.28
Balance at 31 December 2005	1,834,062		4.05
Options granted	470,372		—
Options exercised	[134,876	]	3.78
Options expired	—		—
Options forfeited	[256,878	]	3.76
Balance at 1 January 2006	1,912,680		4.09

(1)   The weighted average exercise prices for 2005 have been adjusted

•                  35 Commitments not included in the balance sheet

	31 December 2006				31 December 2005
	Gross	Sub-lease income		Net	Net
31 December 2006
Rental and operational lease
The commitments are as follows:
2007	103	[4	]	99
2008	83	[2	]	81
2009	62	[0	]	62
2010	48	[0	]	48
2011	39	[0	]	39
Thereafter	170	[0	]	170
Subtotal	506	[7	]	499	456

Repurchase guarantees
These lapse as follows:
2007				6
2008				4
2009				5
2010				11
2011				12
Thereafter				2
Subtotal				39	43

Other
These lapse as follows:
2007				4
2008				3
2009				—
2010				—
2011				—
Thereafter				—
Subtotal				7	9
Total commitments				545	508

Rental and operating lease

The Company leases certain distribution facilities, equipment and offices under non-cancellable operating leases. The amounts in the table above are the future minimum lease payments under all non-cancellable operating leases. Certain of these distribution facilities and offices are subleased by the Company. Income to be received from these subleases is deducted from the amounts in the table. Lease expenses for non-cancellable operating leases for distribution facilities, equipment and offices charged to the income statement during the periods ended 31 December 2006 and 2005 were €76 million and €73 million respectively. Income from subleases included in the Income statement was €1 million respectively for the years ended 31 December 2006 and 2005.

Repurchase guarantees

Repurchase guarantees of €39 million in total at 31 December 2006 mainly relate to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Buhrmann, which, in general, will be lower than market value. The amount included in the table is the maximum exposure under these guarantees.

Other

Other commitments not included in the balance sheet include investment commitments relating to expenditure on projects, such as the development of IT systems.

In addition, the Company had certain contingent liabilities, commitments and guarantees which are not included in the table above and which are discussed below.

Buhrmann has issued certain performance guarantees to an estimated maximum amount of €6 million at 31 December 2006.

•                  36 Related party transactions

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation and are not disclosed in this note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

							Amounts owed by			Amounts owed to
	Sales of goods			Purchases of goods			related parties			related parties
in millions of euro	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004

Faison Inc	100	86	59	—	—	—	—	2	2	—	0	0

Remuneration of the Members of the Executive Board and Supervisory Board

The total remuneration of members of the Executive Board during the year was as follows:

in thousands of euro	2006	2005	2004
Short-term benefits	3,257	3,236	2,994
Post-employment benefits	691	665	702
Other long-term benefits	1,608	1,228	1,585
Share-based payments	1,170	827	775

Short-term benefits in the table above includes base salary and annual bonus.

The total remuneration of the members of the Supervisory Board was €370 thousand in 2006, €296 thousand in 2005 and €270 thousand in 2004.

Details of the remuneration of the Members of the Executive Board and Supervisory Board and information about loans to and ownership of securities by Members of the Executive Board and Supervisory Board are given in the Remuneration Report on pages 60 to 68 of this Annual Report.

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

•                  37 Legal proceedings

Buhrmann is involved in various routine legal proceedings incidental to the conduct of its business. Buhrmann does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition, results of operations or cash flows other than the proceedings disclosed below.

Paper Merchanting Germany: Anti-trust

In April 2000, the German competition authorities (the Bundeskartellamt or ‘BKA’) launched an investigation against a number of German paper merchants, among which is Buhrmann’s former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany in a number of regions. In 2004 the BKA imposed a fine of €7.6 million on Deutsche Papier Vertriebs GmbH and fines on 11 other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers Deutsche Papier’s business in the whole of Germany with the exception of the south. Deutsche Papier and the accused individuals do not agree with the amount of the fine, which is partly based on alleged surplus profits generated, and have appealed against this fine. A third-party investigation into the alleged surplus profit in a number of regions and a third party investigation into the calculation of the surplus profit used by the BKA substantiated Buhrmann’s position that the fine reflects an overestimation of any assumed possible surplus profit. It is estimated that the appeal procedure will continue throughout 2007. Buhrmann has given an indemnity to PaperlinX Limited, the buyer of the paper merchanting division.

Information Systems France: Agena S.A. - Béfec

In 1994 Buhrmann issued arbitration proceedings against the sellers of the French company Agena S.A., which it acquired in 1991. Buhrmann’s claim for damages was based on a misrepresentation of the financial position of the company in the acquisition balance sheet. These proceedings resulted in an arbitral award in 2003 adjudicating damages to the amount of €79 million. In 1995 proceedings had also started against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who in 1991 had certified the acquisition balance sheet. These proceedings were adjourned in anticipation of the outcome of the arbitration proceedings against sellers. The matter against Béfec was resumed after the arbitral award. Béfec raised preliminary defence against the claim which was rejected in the first and second instance. Although the defendant appealed against this judgment, the claim itself and the amount of damages will now be judged in proceedings before the Commercial Court (the appeal will not interrupt these proceedings). Buhrmann is claiming damages to the amount of €134 million plus interest and costs.

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

•                  38 US GAAP reconciliation and additional disclosures

As of 1 January 2004, Buhrmann’s Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as endorsed by the EU (IFRS) which vary in certain respects from accounting principles generally accepted in the United States of America (US GAAP). The tables below give the effect that application of US GAAP would have on net result and shareholders’ equity as reported under IFRS.

The IFRS opening balance sheet as at 1 January 2004 has been prepared using a number of exemptions and exceptions from full retrospective application as allowed by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’. The US GAAP numbers are determined as if the US standards had always been applied, i.e. US GAAP needs to be applied retrospectively. Had IFRS been applied fully retrospectively, net result and shareholders’ equity under IFRS would have been different, which in turn could have resulted in the elimination and different amounts of reconciling items as shown in the table below or additional reconciling items.

	2006		2005		2004
Net result attributable to holders of ordinary shares
Buhrmann NV under IFRS	123		2		90
b Intangible fixed assets amortisation	[5	]	[5	]	[6	]
c Derivatives	[2	]	[1	]	[3	]
d Pensions	[4	]	[3	]	2
e Share-based payments	—		7		6
f Subordinated Convertible Bonds	5		4		4
g Preference Shares A	11		11		11
h Preference Shares C	—		108		14
i Revenue recognition Graphic Systems	—		4		1
j Financing fees	[2	]	0		2
k Translation adjustments	—		3		—
l Restructuring	0		2		—
m Subsequent result from discontinued operations	[8	]	—		—
n Others	3		[1	]	[3	]
o Deferred taxes	[4	]	5		[10	]
Net income under US GAAP	117		136		108

	31 December 2006		31 December 2005

Total equity under IFRS	1,527		1,510
Less: minority interest	[64	]	[59	]
Shareholders’ equity under IFRS	1,463		1,450
a Goodwill	[155	]	[181	]
b Intangible fixed assets	57		67
d Pensions	[2	]	130
f Subordinated Convertible Bonds	[24	]	[29	]
g Preference Shares A	178		178
i Revenue recognition Graphic Systems	[18	]	[18	]
j Financing fees	[1	]	1
l Restructuring	3		2
n Others	0		0
o Deferred taxes	11		[23	]
Shareholders’ equity under US GAAP	1,511		1,578

The differences between IFRS and US GAAP as indicated in the tables are explained below, including related disclosures required under US GAAP.

a Goodwill

Differences between IFRS and US GAAP arise because of the exemption in IFRS 1 not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS which is 1 January 2004. This means that goodwill amounts recorded under Dutch GAAP as at 1 January 2004 were in principle carried forward under IFRS. The amount of goodwill carried forward under IFRS at 1 January 2004 was €175 million higher than under US GAAP which is due to:

•                  For acquisitions occurring prior to 1 January 1997, goodwill was directly written off to equity whereas under US GAAP this goodwill is capitalised and, until 31 December 2001, amortised over the estimated useful life of forty years.

•                  In connection with a number of acquisitions, certain fair value adjustments, including provisions for restructuring and integration and valuation allowances on deferred tax assets, were recorded which did not qualify for US GAAP. This led to a lower amount of goodwill under US GAAP. In addition, for US GAAP purposes only, certain intangible assets were valued and recognised separately from goodwill, see point b) below.

•                  Buhrmann repurchased the outstanding public minority share of a former subsidiary in 1998. This transaction was accounted for as a repurchase of equity whereas under US GAAP the surplus paid over fair value of net assets was recorded as goodwill.

•                  Differences in the method of testing goodwill for impairment resulted in a higher amount of impairment under US GAAP in 2002.

Goodwill is not amortised under IFRS or US GAAP but tested for impairment annually. Under US GAAP, a two-step process is performed to analyse whether or not goodwill has been impaired. Step one is to test for potential impairment, and requires that the fair value of the reporting unit be compared to its book value including goodwill. The fair value of the reporting unit is calculated based on discounted future cash flows and residual values as under IFRS. If the fair value is higher than the book value, no impairment is recognised. If the fair value is lower than the book value, a second step is performed. The second step is to measure the amount of impairment loss, if any, and requires that assets and liabilities, including unrecognised intangible assets such as customer and supplier relationships and brand names, be assigned fair values in a hypothetical purchase price allocation to determine the implied fair value of goodwill. This fair value is then compared to the carrying value of goodwill. If the implied fair value is lower than the carrying value, an impairment must be recorded for the difference.

The impairment test on goodwill at 31 December 2005 and 2006 did not result in an impairment under IFRS or US GAAP.

In 2005, Corporate Express Australia purchased 6.3 million of its own shares from minority shareholders thereby raising Buhrmann’s interest in Corporate Express Australia from 51.5% to 53.1%. The amount paid in excess of the fair value was recorded as a reduction of shareholders’ equity under IFRS (€10 million) whereas under US GAAP this amount was recorded as goodwill. In 2006, another 1.6 million shares were purchased from minority shareholders, thereby raising Buhrmann’s interest in Corporate Express Australia to 53.5%. This purchase resulted in €2 million additional goodwill under US GAAP.

In 2006, a release of €1 million of restructuring provisions set-up through goodwill in the past was recorded as income under IFRS and recorded as a reduction of goodwill under US GAAP.

Positive translation adjustments of €24 million were recorded in 2006 (€32 million negative in 2005 and in €16 million positive in 2004) on the differences in goodwill between US GAAP and IFRS as some of the goodwill items are denominated in US dollars.

The net effect at 31 December 2006 and 2005 of the items mentioned above was a lower amount of goodwill under US GAAP of €155 million and €181 million, respectively, compared to IFRS.

The movements in goodwill under US GAAP were as follows:

	2006		2005
Book value at beginning of year	1,321		1,165
Investments	155		20
Translation differences	[100	]	136
Book value at end of year	1,376		1,321

Accumulated cost	2,394		2,468
Accumulated amortisation	[184	]	[208	]
Accumulated impairment	[834	]	[939	]
Book value at end of year	1,376		1,321

b Intangible fixed assets

Differences in the accounting for intangible fixed assets between IFRS and US GAAP arise because of the exemption in IFRS 1 not to apply IFRS 3 ‘Business Combinations’ retrospectively to business combinations that occurred before the date of transition to IFRS. This means, among others, that no intangibles are recognised under IFRS with respect to business combinations which took place before 1 January 2004 if these intangibles were also not recorded under Dutch GAAP.

With the acquisition of Corporate Express in October 1999, certain intangible assets were valued and recognised separately from goodwill under US GAAP. These include the Corporate Express brandname (US$75 million) and internally used software (US$20 million). The Corporate Express brandname and internally used software are amortised over their estimated useful lives of 40 and seven years, respectively.

The book value of the Corporate Express brandname was US$62 million at 31 December 2006 and was US$64 million at 31 December 2005. The accumulated amortisation was US$13 million at 31 December 2006 and was US$11 million at 31 December 2005. The amortisation expense was US$2 million in each of 2006, 2005 and 2004 and will be US$2 million in each of the next 5 years.

The book value of the internally used software was nil at 31 December 2006 and US$2 million at 31 December 2005. The accumulated amortisation was US$20 million at 31 December 2006 and US$18 million at 31 December 2005. The amortisation expense was US$2 million in 2006 and US$3 million in 2005.

Also included under ‘Intangible fixed assets’ are amounts allocated to customer relationships of companies acquired in 2003 and 2002 of €7 million and €10 million, respectively, which are classified as intangible fixed assets under US GAAP and amortized over a period of ten years. The book value under US GAAP was €10 million at 31 December 2006 and €11 million at 31 December 2005. The accumulated amortization was €7 million at 31 December 2006 and €6 million at 31 December 2005. The amortisation expense under US GAAP was €2 million in each of 2006 and 2005 and will be €2 million in each of the next 5 years.

c Derivatives

This item relates to interest rate swaps (IRSs) which were entered into to hedge variable rate debt to fixed rate debt. Under both IFRS and US GAAP the IRSs are accounted for as hedges, with the exception of one IRS under US GAAP, and valued at fair value.

Under IFRS changes in the fair value of these IRSs are recorded directly in shareholders’ equity as a movement to the hedge reserve. Under US GAAP changes in the fair value of the IRSs which are accounted for as hedges are recorded directly in shareholders’ equity as movements to Accumulated Other Comprehensive Income. For the movements in Accumulated Other Comprehensive Income see ‘additional US GAAP disclosures below’.

The amount in the reconciliation of net result mainly relates to the amortisation of starting values of IRSs under IFRS as hedge accounting has been applied only as of 1 October 2004 under IFRS. The fair value of the IRSs at the start of hedge accounting is amortised to the hedge reserve with an offsetting amount in the statement of income. The amount in the reconciliation of net result also includes a change in the fair value of an IRS which under US GAAP is not accounted for as a hedge.

At 31 December 2006, the balance of the hedge reserve under IFRS amounted to €5 million and the balance of Accumulated Other Comprehensive Income with respect to IRSs under US GAAP was €3 million. These balances will affect earnings when the interest for the periods being hedged affect earnings. An amount of €2 million is expected to be reclassified to earnings in 2007 under IFRS and less than €1 million under US GAAP.

d Pensions

This reconciling item relates to the pension plans which meet the definition of defined benefit plans. Under IFRS, the funded status (plan assets less projected pension obligations) of these plans is recorded in the balance sheet. Actuarial gains and losses are under IFRS recognised immediately and recorded directly in equity. Under FAS 87 ‘Employers’ Accounting for Pensions’, the accrued or prepaid pension cost in the balance sheet under US GAAP consisted of the funded status, which is equal to IFRS, plus or minus unrecognised actuarial gains or losses and minus additional minimum liabilities.

In 2006, FAS 158 ‘Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)’ became effective. Under FAS 158 the funded status of the pension plan must be recorded in the balance sheet as of 31 December 2006. Following the implementation of FAS 158, the only reconciling item in the IFRS to US GAAP reconciliation of shareholders’ equity is for past service costs that have not been recognised under IFRS. As a result of FAS 158, the cumulative actuarial gains and losses of €111 million, past service costs of €2 million and the additional minimum liability of €15 million at 31 December 2006 under US GAAP were recorded directly in shareholders’ equity as part of Accumulated Other Comprehensive Income.

At 31 December 2005, the accumulated balance of net actuarial losses under US GAAP was €153 million. In 2006, actuarial gains of €26 million, an amortisation charge of €3 million and write-off of €11 million due to the settlement of pension obligations of Buhrmann’s former Paper Merchanting Division (see note (m) below) and negative translation adjustments of €1 million were recorded. Under US GAAP, actuarial losses (and gains) are amortised over the remaining service period when their net cumulative amount exceeds 10% of the assets or obligations of the plan (whichever is higher). The accumulated balance at 31 December 2006 of net actuarial losses under US GAAP, prior to the adoption of FAS 158, was €111 million.

Under US GAAP, an additional minimum liability of €23 million at 31 December 2005 was recorded for the actuarial present value of accumulated benefits that exceeded plan assets. The movements in the additional minimum liability are recorded directly in shareholders’ equity (as a movement in Other Comprehensive Income). The balance of additional minimum liability at 31 December 2006, prior to adoption of FAS 158, was €15 million.

The difference in the balance sheet for pensions between IFRS and US GAAP is indicated in the table below:

	Domestic plans				Foreign plans						Total
	2006		2005	2004	2006		2005		2004		2006		2005		2004
Funded Status at end of year
under IFRS and US GAAP (see Note 19)	129		87	95	[29	]	[36	]	[32	]	100		51		63
Past service cost under IFRS and US GAAP (see Note 19)	2		—	—	—		—		—		2		—		—
Unrecognised net actuarial (gains)/losses at end of year under US GAAP	90		123	102	21		30		25		111		153		127
Additional minimum liability at end of year under US GAAP	—		—		[15	]	[23	]	[18	]	[15	]	[23	]	[18	]
Balance sheet under US GAAP prior to adoption of FAS 158	221		210	197	[23	]	[29	]	[25	]	198		181		172
Adoption of FAS 158	[92	]			(6)						(98)
Balance sheet under US GAAP after adoption of FAS 158 (funded status)	129				(29)						100

In the reconciliation of net result, the difference between IFRS and US GAAP in both 2006 and 2005 is the amortisation of the unrecognised actuarial losses which exist under US GAAP and not under IFRS. The amount for pensions in the reconciliation of income in 2004 mainly consists of the amortisation of unrecognised actuarial losses and a curtailment gain under US GAAP.

e Share-based payments

Buhrmann operates incentive plans under which options on Buhrmann stock are granted to employees. For details of these incentive plans see Note 34.

Under IFRS, the fair value of the stock options granted to employees is recognised as an expense on a linear basis during the vesting period, with a corresponding increase in shareholders’ equity.

Under US GAAP, until 31 December 2005, Buhrmann used the intrinsic value method in accordance with APB Opinion No. 25, ‘Accounting for Stock Issued to Employees’ under which no cost was recognised as the exercise price of all employee share options granted was not below the fair market price of the underlying shares on the grant date.

In December 2004, the FASB issued SFAS No. 123(R), ‘Share-Based Payments’, which revises SFAS No. 123, ‘Accounting for Stock-Based Compensation’, and supersedes APB Opinion No. 25. SFAS No. 123(R) requires companies to recognise the cost of employee services received (compensation expenses) in exchange for employee stock options based upon the grant-date fair value of those instruments, beginning with the first interim or annual period after 15 June 2005. The pro forma disclosures previously permitted under SFAS No. 123, are no longer an alternative to financial statement recognition. Buhrmann has adopted this revised standard from 1 January 2006 using the modified prospective transition method. With the adoption of SFAS No. 123(R) the differences between IFRS and US GAAP in the recognition of share-based payment expense have been eliminated as of 1 January 2006. Differences between IFRS and US GAAP in accounting for tax effects of share-based payments were insignificant in all years.

Under the modified prospective method, compensation costs are recognised for employee share options granted, modified, repurchased, or cancelled after the required effective date of 1 January 2006. Additionally, compensation costs for the portion of employee stock options for which the requisite service has not been rendered and that are outstanding as of 1 January 2006 are also recognised as the requisite service is rendered on or after that date. The grant-date fair value for options for which the requisite service has not been rendered and that are outstanding as of 1 January 2006 is based on the grant-date fair value of those awards as calculated under SFAS No.123, ‘Accounting for Stock-Based Compensation’ for pro forma disclosures (see below) with the exception that forfeitures are not recognised as they occur but an estimate is made at grant date of the number of options for which the requisite service is not expected to be rendered.

The implementation of SFAS No. 123(R) negatively impacted income and earnings per share under US GAAP in 2006 as indicated in the table below:

In millions of euro, except per share data	2006
Income from continuing operations before taxes	8
Net income	6
Basic earnings per share	0.04
Fully diluted earnings per share	0.03

The implementation of SFAS No. 123(R) did not have an impact on cash flow from operations and cash flow from financing activities in 2006.

Under the modified prospective transition method of SFAS No. 123(R), no restatement of prior fiscal years has to be made.

If the Company had elected to recognise compensation expense in 2005 and 2004 based on the fair value of all stock options at grant date in accordance with SFAS No. 123, ‘Accounting for Stock-Based Compensation’, compensation cost of €6 million in 2005 and €6 million in 2004 would have been recorded. Net income in 2005 and 2004 would have been reduced to the pro forma amounts indicated below:

In millions of euro, except per share data	2005	2004
US GAAP net income:
As reported	136	108
Proforma	130	102
US GAAP basic earnings per share:
As reported	0.47	0.49
Proforma	0.43	0.45
US GAAP fully diluted earnings per share:
As reported	0.44	0.46
Proforma	0.40	0.42

The grant-date fair value of employee share options, used to calculate compensation costs, is based on a binomial model in combination with Monte Carlo simulation taking into account the number of options expected to vest based on the performance-related vesting conditions of the option programme. For assumptions used in calculating fair values, see Note 34. Forfeitures were accounted for as they occurred in the calculation of the pro-forma compensation cost for 2004 and 2005 in the table above.

f Subordinated Convertible Bonds

Under IFRS, Buhrmann’s Subordinated Convertible Bonds, which were issued on 18 December 2003, are classified as a compound financial instrument. The conversion option (valued at €39 million less €1million transaction costs at issue) was recorded directly in shareholder’s equity and the liability component as long-term borrowings. The conversion option and the liability component were initially stated at fair value (proceeds received net of transaction costs incurred). The liability component is subsequently stated at amortised cost which is the initial amount minus principal repayments plus cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement.

Under US GAAP, Buhrmann’s Subordinated Convertible Bonds are fully classified as a liability and nominal interest is expensed. Furthermore, the transaction costs relating to these Bonds are capitalised and amortised and expensed using the effective interest method.

The amount in the reconciliation of equity is the difference between amortised cost of €88 million at 31 December 2006 (€83 million at 31 December 2005) under IFRS and the liability of €115 million less the capitalised financing fees of €2 million at 31 December 2006 (€3 million at 31 December 2005) under US GAAP.

The amount in the reconciliation of income is the difference between the amortisation cost recorded under IFRS (€8 million for 2006 and €7 million for 2005 and 2004) and the interest expensed (€2 million in 2006, 2005 and 2004) and the amortisation of the capitalised transaction costs (€1 million in 2006, 2005 and 2004) under US GAAP.

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

The annual dividend of €11 million in 2006, 2005 and 2004 is recorded as an expense under IFRS and as a reduction of shareholders’ equity under US GAAP.

h Preference Shares C

Under IFRS, Buhrmann’s Preference Shares C were presented as a liability with the conversion option separately valued. The liability component was initially stated at fair value (proceeds received net of transaction costs incurred) and subsequently stated at amortised cost (for a definition see (f) above). The amortisation was recorded in the income statement. The conversion option was valued separately at fair value at each balance sheet date and recorded as a liability and the changes in the fair value were recorded in the income statement.

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

In 2005, Buhrmann repurchased all the outstanding Preference Shares C. The amount in the reconciliation of income in 2005 consists of the effective interest of €8 million, an exchange loss of €14 million and the change in the fair value of the conversion option which was a loss of €1 million, all recorded under IFRS until the repurchase took place. Furthermore, the repurchase resulted in a loss of €85 under IFRS. Under US GAAP, the excess of €40 million of the repurchase price over the carrying amount of the Preference Shares C was recorded as deemed dividend.

i Revenue recognition Graphic Systems

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

j Financing fees

In 2003, advisers’ fees relating to the Senior Facilities Agreement entered into in 2003 were capitalised under US GAAP but they were treated as costs to extinguish the loans under the old Senior Credit Facility under IFRS and therefore expensed. Conversely, the advisers’ fees relating to the replacement of the Term Loans B for the Term Loans C in 2004 were expensed under US GAAP and capitalised under IFRS.

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

The net effect was a higher book value of capitalised financing fees of €1 million at 31 December 2004 and a higher amount of amortisation in 2004, 2005 and 2006 under US GAAP. In 2005, advisers fees (of less than €1 million) relating to the replacement of the Term Loans C for the Term Loans D were expensed under US GAAP and capitalised under IFRS. In 2006, advisors fees of €2 million relating to the increase of the Term Loans D were expensed under US GAAP and capitalised under IFRS.

k Translation adjustments

Both under IFRS and US GAAP, translation differences arising from long-term loans granted to Group companies that have the nature of permanent investments (quasi equity) are recorded directly in equity as cumulative translation adjustments by analogy of translation differences on shareholdings in Group companies (see Note 2 ‘Principles of consolidation’). Under IFRS, cumulative translation adjustments with respect to these long-term loans are recognised in the income statement when these loans are reduced. On this basis, a loss of €3 million was recorded in 2005 under IFRS. Under US GAAP, no such recognition is recorded in the income statement until the loans are substantially or fully repaid.

l Restructuring

In 2005, Buhrmann recorded restructuring reserves for termination benefits. Under US GAAP, charges of €1 million recorded under IFRS were reversed and are recognised over the remaining service period of the related employees in 2006.

In 2006, a release of €1 million of restructuring provisions set-up through goodwill in the past was recorded as income under IFRS and deducted from goodwill under US GAAP. Also in 2006, reserves of €3 million under IFRS for lease payments of facilities to be closed will be recorded under US GAAP at the cease-use date in 2007.

m Subsequent result from discontinued operations

In 2006, the pension obligations of the employees of Buhrmann’s former Paper Merchanting Division were transferred to the pensionfund of the acquirer. This division was sold in 2003. Both under IFRS and US GAAP this transfer was recorded as a settlement and resulted in a gain of €6 million net of taxes (see Note 13). In addition, under US GAAP the remaining unrecognised actuarial losses related to the transfer of €11 million (€8 million net of tax) were written off as a result of the settlement (see also (d) above).

n Others

In 2006, in the reconciliation of net income, this item mainly relates to taxes which was recognised directly in equity under IFRS and in income under US GAAP.

o Deferred taxes

Deferred taxes on US GAAP reconciling items positively affected equity under US GAAP in the amount of €11 million at 31 December 2006 and at 31 December 2005 €23 million negatively. The effect on income under US GAAP compared to IFRS was a tax expense of €4 million in 2006 (excluding tax income of €3 million on subsequent result from discontinued operations, see (m) above), a tax income of €5 million in 2005 and a tax expense of €2 million in 2004.

Under US GAAP, the valuation of deferred tax assets for loss carry-forwards at 1 January 2004 was €8 million higher than under IFRS. In the course of 2004, this difference was reversed which resulted in a €8 million higher tax expense under US GAAP compared to IFRS in 2004.

The components of deferred tax under US GAAP are as follows:

	31 December		31 December
	2006		2005
Deferred tax assets:
Tax loss carry-forwards	539		531
Other	84		75
Gross deferred tax asset	623		606
Valuation allowances	[203	]	[166	]
Deferred tax asset	420		440

Current	160		53
Non current	260		387
Deferred tax asset	420		440

Deferred tax liabilities:
Accelerated depreciation and amortisation	[42	]	[47	]
Pensions	[34	]	[64	]
Fair value gains	—		[9	]
Other	[42	]	[43	]
Deferred liabilities	[118	]	[163	]

Current	[2	]	[3	]
Non current	[116	]	[160	]
Deferred liabilities	[118	]	[163	]

Total tax income or (expense) under US GAAP is as follows:

	2006		2005		2004
Current	[31	]	[27	]	[23	]
Deferred:
Benefits operating loss carry-forwards	4		1		37
Adjustments to deferred taxes for enacted
changes in tax laws or a change in the tax status	3		—		6
Adjustments in the valuation allowances
due to change in judgment about realisability	—		6		[16	]
All other deferred tax items	2		—		[1	]
Total deferred	9		7		26

Total income taxes	[22	]	[20	]	3

Allocation:
The Netherlands	12		10		26
Foreign	[34	]	[30	]	[23	]
Total income taxes	[22	]	[20	]	3

Additional US GAAP disclosures

Operating income, income from continuing operations and income from discontinued operations under US GAAP presentation

Operating income, income from continuing operations, income from discontinued operations and net income under US GAAP are as follows:

	2006		2005	2004
Operating income	245		235	213

Income from continuing operations	118		131	104
Income from discontinued operations	[1	]	5	4
Net income	117		136	108

The income from discontinued operations in 2006 is mainly the settlement of the pensions obligations of Buhrmann’s former Paper Merchanting Division which was divested in 2003 (see (m) above).

The income from discontinued operations in 2005 and 2004 is the (partial) release of reserves for indemnification and warranties in connection with operations that were discontinued in previous years. The amount in 2005 mainly relates to the former subsidiary Kappa Packaging which was divested in 1998. The amount in 2004 mainly relates to the former Paper Merchanting Division.

Reserves for indemnification and warranty of discontinued operations and other divested companies as of 31 December 2006 amounted to €10 million (2005: €14 million) which are included in the Company’s consolidated balance sheet.

Earnings per share under US GAAP

Basic earnings per share are computed by dividing the result after deduction of dividend on Preference Shares by the weighted average number of ordinary shares outstanding for the periods under review. Dividends paid to holders of Preference Shares A of €11 million in 2006, 2005 and 2004 and to holders of Preference Shares C (which were repurchased in 2005) of €46 million in 2005 and €26 million in 2004 were deducted for the years presented. Fully diluted earnings per share assume that any dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the exercise price during the financial year.

The computation of basic and fully diluted earnings per ordinary share under US GAAP is as follows:

	2006		2005		2004
Computation basic earnings per share
Net income	117		136		108
Less dividends on Preference Shares A and C	[11	]	[57	]	[37	]
Net income attributable to holders of ordinary shares	106		79		71
Discontinued operations	1		[5	]	[4	]
Income from continuing operations attributable to holders of ordinary shares	107		74		67

Weighted average number of ordinary shares outstanding (in thousands)	180,078		168,231		144,837

Basic earnings per share (in euro)
Income from continuing operations	0.60		0.44		0.46
Discontinued operations	[0.01	]	0.03		0.03
Net income	0.59		0.47		0.49

Computation fully diluted earnings per share
Net income	117		136		108
Add-back: interest Subordinated Convertible Bond	2		2		2
Less dividends on Preference Shares A and C	[11	]	[57	]	[37	]
Net income attributable to holders of ordinary shares	108		81		73
Discontinued operations	1		[5	]	[4	]
Income from continuing operations attributable to holders of ordinary shares	109		76		69
Weighted average number of ordinary shares outstanding on fully diluted basis (in thousands) (see below)	196,195		185,976		160,222

Fully diluted earnings per share (in euro)
Income from continuing operations	0.56		0.41		0.43
Discontinued operations	[0.01	]	0.03		0.03
Net income	0.55		0.44		0.46

Computation weighted average number of ordinary shares outstanding on fully diluted basis (in thousands):
Weighted average number of ordinary shares outstanding	180,078		168,231		144,837
Conversion of Subordinated Convertible Bond	14,928		14,757		14,451
Conversion of Preference Shares C	—		—		—
Exercise of Share Option Rights	1,189		2,988		934
	196,195		185,976		160,222

The weighted average number of ordinary shares outstanding in 2004 has been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005.

In 2005 and 2004, the conversion of Preference Shares C is not included in the calculation of diluted earnings per share because they would have an anti-dilutive effect. The shares were repurchased in 2005.

The number of ordinary shares that would arise after conversion of the Subordinated Convertible Bond was 14.9 million at 31 December 2006, 14.8 million at 31 December 2005 and 14.5 million at 31 December 2004. The annual interest on the Subordinated Convertible Bond is €2 million before and after tax.

The number of ordinary shares that would arise after conversion of the Preference Shares C at 31 March 2005 (before the repurchase) was 38.4 million and 37.9 million at 31 December 2004.

In 2006, the number of options that were not included in the calculation of diluted earnings per share because they were anti-dilutive (not in the money) was 2,834,332 (2005: 2,238,146 and 2004: 4,985,809).

Consolidated Statements of Comprehensive Income

The calculation of comprehensive income is as follows:

	2006		2005		2004

Net income US GAAP	117		136		108
Other comprehensive income net of tax:
Foreign currency translation adjustments	[107	]	153		[76	]
Unrealised gains and losses on derivative instruments	0		4		4
Additional minimum pension liability	4		[3	]	[7	]
Comprehensive income	14		290		29

Foreign currency translation adjustments do not include taxes in 2006, 2005 or 2004. Unrealised gains and losses on derivative instruments includes no tax in 2006 and a tax expense of €2 million in 2005 and €1 million in 2004. Minimum pension liability includes a tax expense of €1 million in 2006 and a tax income of €1 million in 2005 and €2 million in 2004.

The balance of accumulated other comprehensive income (after tax) is as follows:

					Unrealised
			Foreign currency		gains and losses on		Actuarial gains		Past service		Additional minimum
			translation		derivative		and losses		costs		pension
	Total		adjustments		instruments		pensions		pensions		liability

Balance at 31 December 2003	[275	]	[264	]	[5	]	—		—		[6	]
Other comprehensive income (loss)	[79	]	[76	]	4		—		—		[7	]
Balance at 31 December 2004	[354	]	[340	]	[1	]	—		—		[13	]
Other comprehensive income (loss)	154		153		4		—		—		[3	]
Balance at 31 December 2005	[200	]	[187	]	3		—		—		[16	]
Other comprehensive income (loss)	[103	]	[107	]	0		—		—		4
Change in accounting policy pensions (FAS 158)	[68	]	—		—		[79	]	[1	]	12
Balance at 31 December 2006	[371	]	[295	]	3		[79	]	[1	]	0

The accumulated other comprehensive income at 31 December 2006 is net of €26 million taxes on foreign currency translation adjustments, €1 million taxes on unrealised gains and losses on derivative instruments and €33 million on unrecognised actuarial gains and losses.

An amount of €3 million of actuarial gains and losses and past service cost pensions is expected to be charged to earnings in 2007.

Shareholders’ equity

The movements in shareholders’ equity under US GAAP are as follows:

	2006		2005

Shareholders’ equity beginning of the year	1,578		1,474
Dividend ordinary shares	[15	]	[12	]
Share issue	6		238
Net income under US GAAP	117		136
Dividend Preference Shares A	[11	]	[11	]
Repurchase Preference Shares C	—		[401	]
Share based payments	8		—
Other comprehensive income (loss)	[103	]	154
Change in accounting policy pensions (FAS 158)	[68	]	—
Shareholders’ equity end of the year	1,511		1,578

Impact due to adoption of FAS 158 (see (d) above):
Shareholders’ equity under US GAAP as at 31 December 2006 prior to adoption of FAS 158			1,579
Effect on pensions of adoption of FAS 158 (see (d) above)			[98	]
Deferred tax on above			30
Shareholders’ equity under US GAAP as at 31 December 2006 after adoption of FAS 158			1,511

Integration and restructuring

The movements in the restructuring provisions in 2005 and 2006 under US GAAP were as follows:

			Lease
			termination
	Employee		and other
	costs		closing costs		Total
Balance at 1 January 2005	9		9		18
Set-up/finalisation	15		1		16
Cash utilisation	[4	]	[3	]	[7	]
Currency translation	1		1		2
Balance at 31 December 2005	21		8		29
Set-up/finalisation	22		[3	]	19
Cash utilisation	[18	]	[3	]	[21	]
Currency translation	[1	]	—		[1	]
Balance at 31 December 2006	24		2		26

The movements in the integration provisions in 2005 and 2006 under US GAAP were as follows:

	Lease termination
	and other closing costs
Balance at 1 January 2005	3
Set-up/finalisation	—
Cash utilisation	[1	]
Balance at 31 December 2005	2
Set-up/finalisation	[1	]
Cash utilisation	0
Balance at 31 December 2006	1

Provisions for restructuring and integration mainly relate to the cost saving restructuring measures in the Office Products operations in North America and Europe.

Valuation and qualifying accounts

	Balance at	Charges to			Charges to		Balance at
	the beginning	income			other		the end of
	of the period	statement	Utilisation		accounts(1)		the period
Year ended 31 December 2006
Allowance for doubtful accounts receivable	23	3	[2	]	[1	]	23
Provision for impairment of inventory	34	16	[16	]	1		35
Year ended 31 December 2005
Allowance for doubtful accounts receivable	23	3	[4	]	1		23
Provision for impairment of inventory	32	12	[10	]	—		34
Year ended 31 December 2004
Allowance for doubtful accounts receivable	30	1	[8	]			23
Provision for impairment of inventory	41	10	[18	]	[1	]	32

(1)          Includes effect of acquisitions and disposals and foreign currency translation adjustments

Variable interest entities

FASB Interpretation no. 46 (FIN 46) ‘Consolidation of Variable Interest Entities’ requires certain disclosures of variable interest entities and, as of 1 January 2003, the consolidation of certain of these variable interest entities.

Buhrmann has determined that at 31 December 2006 it had a variable interest in Silver Funding Ltd which facilitates the accounts receivable securitisation programme which is described in Note 29. Aside from the accounts receivable and liabilities in connection with the accounts receivable securitisation programme that are included in Buhrmann’s Consolidated Balance Sheet, both under IFRS and US GAAP, this entity does not have other significant assets or liabilities. Buhrmann has also determined that at 31 December 2006 it had a variable interest in Faison Inc. which sells office products mainly to government institutions in the United States. The consolidation of this entity would not have had a material impact on net income or shareholders’ equity under US GAAP.

•                  39 New accounting pronouncements

IFRS

The new accounting pronouncements under IFRS that are effective after 31 December 2006 are amendments to IAS 1, IFRS 7, IFRS 8, IFRIC 7, IFRIC 8, IFRIC 9, IFRIC 10, IFRIC 11 and IFRIC 12. The new accounting pronouncements which could potentially affect Buhrmann’s future consolidated results of operations, financial position and cash flows under IFRS are described below:

In August 2005, the International Accounting Standards Board (IASB) published IFRS 7 ‘Financial Instruments: disclosures’. IFRS 7 supersedes IAS 30 and the disclosure requirements of IAS 32. The objective of IFRS 7 is to require entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments for the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the reporting date, and how the entity manages those risks. The disclosure requirements of IFRS 7 became effective on 1 January 2007 and will not have an impact on Buhrmann’s consolidated results of operations, financial position or cash flows. The disclosure requirements of IFRS 7 will result in additional disclosures in our 2007 financial statements of quantative and qualitative risk management processes within Buhrmann

In August 2005, the IASB amended IAS 1 ‘Presentation of Financial Statements’ to add requirements for disclosure of information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. This amendment to IAS 1 became effective on 1 January 2007 and will not have an impact on Buhrmann’s consolidated results of operations, financial position or cash flows.

In January 2006, International Financial Reporting Interpretations Committee (IFRIC) issued IFRIC 8 ‘Scope of IFRS 2’. IFRIC 8 applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration and requires consideration of transactions involving the issuance of equity instruments — where the identifiable consideration received is less than the fair value of the equity instruments issued — to establish whether or not they fall within the scope of IFRS 2 ‘Share-based Payment’. IFRIC 8 became effective on 1 January 2007. Buhrmann believes that IFRIC 8 will not have a material impact on its consolidated results of operations, financial position or cash flows.

In July 2006, IFRIC 10 ‘Interim Financial Reporting and Impairment’ was issued.

IFRIC 10 prohibits the impairment losses recognised in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at a subsequent balance sheet date. IFRIC 10 became effective on 1 January 2007. Buhrmann believes that IFRIC 10 will not have a material impact on its consolidated results of operations, financial position or cash flows.

In November 2006, IFRIC 11 ‘IFRS 2 Group and Treasury Share Transactions’ was issued. IFRIC 11 addresses how to apply IFRS 2 ‘Share-based Payment’ to share-based payment arrangements involving an entity’s own equity instruments or equity instruments of another entity in the same group (e.g. equity instruments of its parent). IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity’s parent should be accounted for as cash-settled or equity-settled in the entity’s financial statements. IFRIC 11 will become effective on 1 January 2008 with earlier adoption permitted. Buhrmann will adopt IFRIC 11 as of 1 January 2008 and believes it will not have a material impact on its consolidated results of operations, financial position or cash flows.

In November 2006, the IASB issued IFRS 8 ‘Operating Segments’. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements under US GAAP (SFAS 131). IFRS 8 requires an entity to adopt the ‘management approach’ to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. IFRS 8 therefore requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognised in the income statement and balance sheet. IFRS 8 will become effective on 1 January 2009, with earlier application encouraged. Buhrmann will adopt IFRS 8 as of 1 January 2009 and believes it will not have a material impact on its consolidated results of operations, financial position and cash flows.

US GAAP

In June 2006, the FASB issued Interpretation 48 (FIN 48), ‘Accounting for Uncertainty in Income Taxes’. FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with SFAS no. 109, ‘Accounting for Income Taxes’. FIN 48 prescribes a two step approach for recognising and measuring tax positions taken or expected to be taken in tax returns. Prior to recognising the benefit of a tax position in the financial statements, the tax position must be more-likely-than-not to be sustained based solely on its technical merits. Once this recognition threshold has been met, tax positions are recognised at the largest amount that is more-likely-than-not to be sustained. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 will be effective for fiscal years beginning after December 15, 2006. Buhrmann is currently reviewing the impact that adoption of FIN 48 will have on its consolidated results of operations, financial position and cash flows.

In June 2006, the FASB ratified the consensus reached by the EITF on Issue no. 06-03, ‘How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)’. EITF no. 06-03 permits registrants to elect to present vendor taxes imposed concurrently on a specific revenue-producing transaction between a seller and a customer on either a gross or net basis. The scope of EITF no. 06-03 includes government assessed taxes that are directly imposed on revenue-producing transactions between a seller and a customer and may include, but is not limited to, sales, use, value added and some excise taxes. Entities are required to disclose their policies for presenting the taxes and would disclose any amounts presented on a gross basis. EITF no. 06-03 will be effective for interim and annual financial statements issued for periods beginning after December 15, 2006. Buhrmann is currently reviewing the impact that adoption of EITF no. 06-03 will have on its consolidated results of operations, financial position and cash flows but expects that it will not have a material impact.

In September 2006, the FASB issued SFAS no. 157, ‘Fair Value Measurements’, which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS no. 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS no. 157 is effective for fiscal years beginning after November 15, 2007 with earlier adoption permitted. Buhrmann is currently reviewing the impact that adoption of SFAS no. 157 will have on its consolidated results of operations, financial position and cash flows.

•                  Company Balance Sheets

as of 31 December 2006 and 2005

				31 December			31 December
In millions of euro, unless stated otherwise	Notes			2006			2005
Assets
Non-current assets
Financial fixed assets	2			1,800			1,800
Total assets				1,800			1,800

Equity and liabilities
Shareholders’s equity	3
Issued and paid-in capital	3	217			215
Additional paid in capital	3	1,729			1,713
Treasury shares	3	—			[10	]
Conversion option bonds	3	18			21
Other legal reserves	3	20			24
Cumulative translation adjustments	3	[34	]		93
Hedge reserve		[2	]		—
Retained earnings	3	[609	]		[609	]
Result for the year	3	123			2
Total shareholders’ equity	3			1,463			1,450

Non-current provisions				7			10
Deferred taxes

Non-current liabilities
Preference Shares A		178			178
Convertible Subordinated Bonds		88			83
				266			261

Current liabilities
Other current liabilities				64			79

Total equity and liabilities				1,800			1,800

•                  Company Statements of Income

for the years ended 31 December 2006, 2005 and 2006

In millions of euro	2006		2005		2004
Result of Group companies and participations (after tax)	132		68		83
Other results (after tax)	[9	]	[66	]	7
Net result	123		2		90

•                  Notes to the Company Balance Sheets and Statements of Income

In millions of euro, unless stated otherwise

•                  1 Summary of significant accounting policies

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

•                  Financial fixed assets

The changes in the financial fixed assets are as follows:

			Participations		Receivables
	Total		in Group companies		on Group companies

Book value at 1 January 2004	1,699		806		893

Proceeds collected by Group companies	[54	]	—		[54	]
Financial restructuring	—		[244	]	244
Result from Group companies	83		83		—
Translation differences	[87	]	[87	]	—
Book value at 31 December 2004	1,641		558		1,083

Proceeds collected by Group companies	[89	]	—		[89	]
Financial restructuring	—		[56	]	56
Result from Group companies	68		68		—
Translation differences	180		180		—
Book value at 31 December 2005	1,800		750		1,050

Proceeds collected by Group companies	[5	]	—		[5	]
Financial restructuring	—		[247	]	247
Result from Group companies	132		132		—
Translation differences	[127	]	[127	]	—
Book value at 31 December 2005	1,800		508		1,292

Group companies have been valued at their net asset value (or the proportional part thereof). Certain Group companies have a negative net asset value. At 31 December 2006, a provision equal to the negative net asset value has been deducted from receivables.

•                  3 Shareholders’ equity

	Number of ordinary shares				In millions of euro
					Issued
					and fully	Additional	Treasury		Conversi-				Cumulative						Share-
					paid-up	paid in	Shares at		on option		Option		translation		Hedge		Retained		holders’
	Issued	Treasury		Outstanding	capital	capital	cost		bonds(1)		reserve		adjustment		reserve		earnings		equity
Balance at 1 January 2004	136,691,918	[526,155	]	136,165,763	164	1,521	[10	]	25		22		—		[6	]	[644	]	1,072
Changes for 2004:
Total recognised income and expense									[2	]			(87)		1		70		(18)
Dividend 2003																	[4	]	[4	]
Issued shares	1,434,610	[5,209	]	1,429,401	2	3													5
Options forfeited											[3	]					3		—
Addition option reserve share based payments											6								6
Balance at 31 December 2004	138,126,528	[531,364	]	137,595,164	166	1,524	[10	]	23		25		[87	]	[5	]	[575	]	1,062
Changes for 2005:
Total recognised income and expense									[2	]			180		5		[17	]	166
Dividend 2004																	[12	]	[12	]
Issued shares	41,198,176	[43,628	]	41,154,548	49	189													238
Repurchase shares
CE Australia																	[10	]	[10	]
Options forfeited											[8	]					8		—
Addition option reserve share based payments											7								7
Balance at 31 December 2005	179,324,704	[574,992	]	178,749,712	215	1,713	[10	]	21		24		93		—		[607	]	1,450
Changes for 2006:
Total recognised income and expense									[3	]			[127	]	[2	]	147		15
Dividend 2005	1,038,454			1,038,454	1	14											[30	]	[15	]
Issued shares											[1	]					1		—
Repurchase shares
CE Australia																	[2	]	[2	]
Options exercised	541,812	574,992		1,116,804	1	2	10				[3	]					[4	]	6
Options forfeited											[7	]					7		—
Addition option reserve share based payments											7						1		8
Balance at 31 December 2006	180,904,970	—		180,904,970	217	1,729	—		18		20		[34	]	[2	]	[486	]	1,463

(1)          Net of tax

•                  4 Commitments not included in the Balance Sheet

Buhrmann NV acts as guarantor for loans taken by Group companies (see Note 29 to the Consolidated Balance Sheet) amounting to €1,101 million in 2006. In addition, Buhrmann NV acts as guarantor in certain legal acts of a number of Group companies in the Netherlands and abroad, including entering into lease contracts and interest rate and currency swap contracts.

Furthermore, declarations of joint and several liability (as referred to in Article 403, Title 9, Book 2 of the Dutch Civil Code) have been filed for debts resulting from legal acts of a number of Group companies established in the Netherlands.

Amsterdam, 21 February 2007

Supervisory Board	Executive Board
P.C. van den Hoek	F.H.J. Koffrie
J. Peelen	G. Dean
R.F. van den Bergh	M.S. Hoffman
G. Izeboud	F.F. Waller
F.L.V. Meysman
B.J. Noteboom
T. de Swaan

•                  Supplemental Guarantor Information

As part of the Senior Facilities Agreement and Indenture related to the Senior Subordinated Notes, Buhrmann NV and certain subsidiaries of Buhrmann NV act as guarantors. Presented below is consolidated information for Buhrmann US, Inc., the issuer of the debt, Buhrmann NV, the parent guarantor of the debt, the guarantor subsidiaries of Buhrmann NV (listed below), and the non-guarantor subsidiaries of Buhrmann NV. All of the subsidiary guarantors are wholly owned subsidiaries of Buhrmann NV. Pursuant to the Senior Facilities Agreement and the Indenture related to the Senior Subordinated Notes, Buhrmann NV and its subsidiary guarantors jointly, severally, fully and unconditionally guarantee Buhrmann US, Inc.’s debt securities.

Most reconciling items from IFRS to US GAAP as detailed in Note 38 are related to the operating activities of the guarantors. The US GAAP adjustment to the guarantor column would decrease net result (attributable to holders of ordinary shares Buhrmann NV) for the year 2006 by €4 million and would decrease non-guarantor net result by €2 million (2005: increase of €125 million and decrease €9 million respectively). The US GAAP adjustment would decrease the guarantor equity at 31 December 2006 by €11 million and would increase non-guarantor equity by €59 million (2005: increase of €66 million and increase of €62 million respectively).

•                  Guarantor Subsidiaries
as of 31 December 2006

a United States
ASAP Software Express, Inc.
BTOP USA Corp.
BTOPI Holding (U.S.)
Buhrmann Swaps, Inc.
Corporate Express Document & Print Management, Inc.
Corporate Express Office Products, Inc.
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
Buhrmann Shared Service Center (Europe) NV

d Luxemburg
Buhrmann Luxembourg S.A.R.L.

•                  Consolidated Statement of Income
31 December 2006 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
Net sales					3,831		2,475		—		6,306
Purchase value of trade goods sold					[2,689	]	[1,733	]	—		[4,422	]
Gross contribution					1,142		742		—		1,884
Employee benefit expenses, excluding restructuring					[581	]	[339	]	—		[920	]
Depreciation of property, plant and equipment and amortisation of software and other non-current intangibles					[70	]	[29	]	—		[99	]
Other operating expenses, excluding restructuring	[1	]	0		[315	]	[257	]	—		[573	]

Restructuring expenses					[37	]	[3	]	—		[40	]
Operating result	[1	]	0		139		114		—		252
Total financing expenses	114		25		[239	]	3		—		[97	]
Inter company settlements			[17	]	[12	]	29		—		—
Subsequent result from disposal of operations					1		6				7
Result before taxes	113		8		[111	]	152				162
Taxes	[44	]	[17	]	46		[6	]			[21	]
Results from subsidiaries	[79	]	132						[53	]	—
Net result	[10	]	123		[65	]	146		[53	]	142

Attributable to:
Holders of ordinary shares Buhrmann NV	[10	]	123		[65	]	127		[53	]	123
Minority interests in Group companies	—		—		—		19		—		19
	[10	]	123		[65	]	146		[53	]	142

•                  Consolidated Statement of Income
31 December 2005 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total

Net sales	—		—		3,713		2,177		—		5,890
Purchase value of trade goods sold	—		—		[2,586	]	[1,528	]	—		[4,114	]
Gross contribution					1,127		649		—		1,776
Employee benefit expenses, excluding restructuring					[584	]	[331	]	—		[915	]
Depreciation of property, plant and equipment and amortisation of software and other non-current intangibles					[64	]	[25	]	—		[89	]
Other operating expenses, excluding restructuring and Charge Civil Settlement Agreement	[1	]	—		[286	]	[232	]	—		[519	]
Charge Civil Settlement Agreement					[4	]					[4	]
Restructuring expenses					[10	]	[7	]	—		[17	]
Operating result	[1	]	—		179		53		—		232
Total financing expenses	116		[90	]	[219	]	3		—		[191	]
Inter company settlements	—		31		[45	]	14		—		—
Subsequent result from disposal of operations					6		[1	]			5
Result before taxes	115		[59	]	[79	]	69		—		46
Taxes	[45	]	[7	]	32		[5	]	—		[25	]
Results from subsidiaries	[66	]	68		—		—		[2	]	—
Net result	4		2		[47	]	64		[2	]	21

Attributable to:
Holders of ordinary shares Buhrmann NV	4		2		[47	]	45		[2	]	2
Minority interests in Group companies	—		—		—		19		—		19
	4		2		[47	]	64		[2	]	21

•                  Consolidated Statement of Income
31 December 2004 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total

Net sales	—		—		3,552		2,001		—		5,553
Purchase value of trade goods sold	—		—		[2,485	]	[1,397	]	—		[3,882	]
Gross contribution					1,067		604		—		1,671
Employee benefit expenses, excluding restructuring					[561	]	[319	]	—		[880	]
Depreciation of property, plant and equipment and amortisation of software and other non-current intangibles					[64	]	[25	]	—		[89	]
Other operating expenses, excluding restructuring	[1	]	—		[265	]	[217	]	—		[483	]
Restructuring expenses					[1	]	[3	]	—		[5	]
Operating result	[1	]	—		176		40		—		214
Total financing expenses	81		[3	]	[221	]	16		—		[126	]
Inter company settlements	—		4		[17	]	13		—		—
Subsequent result from disposal of operations					7		[1	]			6
Result before taxes	80		1		[55	]	68		—		94
Taxes	[31	]	6		9		29		—		13
Results from subsidiaries	[68	]	82		—		—		[14	]	—
Net result	[19	]	90		[46	]	97		[14	]	107

Attributable to:
Holders of ordinary shares Buhrmann NV	[19	]	90		[46	]	79		[14	]	90
Minority interests in Group companies	—		—		—		18		—		18
	[19	]	90		[46	]	97		[14	]	107

•                  Consolidated Balance Sheet
31 December 2006 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent	Guarantor Subsidiaries		Non–guarantor Subsidiaries		Eliminations		Total

Assets
Non-current assets
Goodwill				1,415		116				1,531
Software				89		19				108
Other intangible assets				7		75				82
Property, plant and equipment				121		95				216
Net pension assets				—		132				132
Deferred tax assets	6			359		51				416
Investment in associates				4		—				4
Other non–current assets	3			6		1				10
	9			2,001		489				2,500

Group participations			1,800					[1,800	]	—

Current assets
Inventories				291		229				520
Trade receivables				433		434				867
Prepaid expenses and accrued income				141		59				200
Current tax receivable				—		14				14
Cash and cash equivalents				30		43				73
			—	895		779		—		1,674
Assets held for sale				4		—		—		4
Total assets	9		1,800	2,900		1,268		[1,800	]	4,178

Equity and liabilities
Shareholders’ equity	1,480		1,463	[1,874	]	704		[310	]	1,463
Minority interests						64				64
Total equity	1,480		1,463	[1,874	]	768		[310	]	1,527

Non-current liabilities
Long-term borrowings	852		266	88		78				1,284
Intercompany financing	[2,367	]	—	3,982		[125	]	[1,490	]	—
Deferred tax liabilities	1		7	93		24				125
Pensions						30				30
Other non–current provisions				36		15				51
	[1,514	]	273	4,199		22		[1,490	]	1,490

Current provisions and liabilities
Current portion of long-term borrowings	32			1		33				66
Short-term loans and bankoverdrafts				1		17				18
Trade payables				404		316				720
Current tax payable			49	3		[48	]			4
Other current provisions and liabilities	11		15	166		161				353
	43		64	575		479				1,161
Total equity and liabilities	9		1,800	2,900		1,268		[1,800	]	4,178

•                  Consolidated Balance Sheet
31 December 2005 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non–guarantor Subsidiaries		Eliminations		Total

Assets
Non-current assets
Goodwill	—		—		1,379		120		—		1,499
Software	—		—		110		16		—		126
Other intangible assets	—		—		5		3		—		8
Property, plant and equipment	—		—		136		71		—		207
Net pension assets	—		—		—		90		—		90
Deferred tax assets	5		—		398		33		—		436
Investment in associates	—		—		4		—		—		4
Other non-current assets	5		—		19		2		—		26
	10		—		2,051		335		—		2,397

Group participations	—		1,800		—		—		[1,800	]	—

Current assets
Inventories	—		—		277		176		—		453
Trade receivables	—		—		482		391		—		874
Prepaid expenses and accrued income	—		—		134		54		—		188
Current tax receivable	—		—		12		4		—		16
Cash and cash equivalents	—		—		74		40		—		114
	—		—		979		666		—		1,645
Total assets	10		[1,800	]	3,030		1,001		—		4,042

Equity and liabilities
Shareholders’ equity	1,529		1,450		[2,167	]	914		[276	]	1,450
Minority interests	—		—		—		59		—		59
Total equity	1,529		1,450		[2,167	]	973		[276	]	1,510

Non-current liabilities
Long-term borrowings	782		261		82		13		—		1,138
Intercompany financing	[2,337	]	—		4,396		[535	]	[1,524	]	—
Deferred tax liabilities	—		10		89		37		—		136
Pensions	—		—		29		10		—		39
Other non-current liabilities	—		—		—		—		—		—
Other non-current provisions	—		—		43		24		—		67
	[1,555	]	271		4,639		[451	]	[1,524	]	1,380

Current provisions and liabilities
Current portion of long-term borrowings	21		—		1		24		—		46
Short-term loans and bankoverdrafts	—		—		5		5		—		10
Trade payables	—		—		400		325		—		725
Current tax payable	—		63		[63	]	4		—		4
Other current provisions and liabilities	15		16		216		120		—		367
	36		79		558		478		—		1,152
Total equity and liabilities	10		1,800		3,030		1,001		[1,800	]	4,042

•                  Consolidated Statement of Cash Flows
31 December 2006 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations	Total

Cash flow from operating activities
Net result attributable to Holders ordinary shares Buhrmann NV	69		[9	]	[65	]	127		—	123
Adjustments:
Taxes	44		24		[42	]	[5	]	—	21
Subsequent result from disposal of operations	—		—		[1	]	[6	]	—	[7	]
Intercompany settlements	—		10		8		[18	]	—	—
Minority interest	—		—		—		19		—	19
Total financing expenses	[114	]	[25	]	239		[4	]	—	97
Operating result	[1	]	0		139		114		—	252
Depreciation of property, plant and equipment and amortisation of software and other intangible assets	—		—		70		29		—	99
Other adjustments for non-cash	—		—		20		[10	]	—	10
(Increase)/decrease in working capital	—		—		[31	]	[25	]	—	[56	]

Other operational payments and receivables:
Profit taxes (net)	—		[33	]	41		[40	]	—	[32	]
Payments deducted from provisions for restructuring and other provisions excluding pensions	—		—		[16	]	[11	]	—	[27	]
Payments for defined benefit pension plans	—		—		[3	]	[10	]	—	[13	]
	—		[33	]	22		[61	]	—	[73	]
Net cash provided by (used in) operating activities (A)	[1	]	[33	]	221		45		—	232

Cash flow from investing activities
Net investments in property, plant and equipment and software	—		—		[53	]	[25	]	—	[78	]
Acquisitions of Group companies	—		—		[21	]	[266	]	—	[287	]
Payments related to integration of acquisitions	—		—		[5	]	[11	]	—	[16	]
Proceeds of divestments and transaction fees									—	—
Intercompany settlement					102		[102	]	—	0
Net cash provided by (used in) investing activities (B)	—		—		24		[405	]	—	[381	]

Cash flow from financing activities
Dividend payments	—		[15	]	—		—		—	[15	]
Interest payments	117		39		[231	]	4		—	[71	]
Dividend Preference Shares A			[11	]					—	[11	]
Payment to minority shareholders							[10	]	—	[10	]
Intercompany financing	[286	]	14		[51	]	323		—	—
Proceeds from share issues			7						—	7
Net repayment of long-term borrowings	170		—		—		34		—	203
Net cash provided by (used in) financing activities (C)	1		33		[282	]	351		—	103

Net cash flow (A+B+C)	0		0		[37	]	[9	]	—	[45	]

•                  Consolidated Statement of Cash Flows
31 December 2005 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations	Total

Cash flow from operating activities
Net result attributable to Holders ordinary shares Buhrmann NV	70		[66	]	[47	]	45		—	2

Adjustments
Taxes	45		7		[32	]	5		—	25
Subsequent result from disposal of operations	—		—		[6	]	1		—	[5	]
Intercompany settlements	—		[31	]	45		[14	]	—	—
Minority interests	—		—		—		19		—	19
Total financing expenses	[116	]	90		219		[3	]	—	191
Operating result	[1	]	—		179		54		—	232
Depreciation of property, plant and equipment and amortisation of software and other intangible assets	—		—		64		25		—	89
Other adjustments for non-cash	—		—		15		3		—	17
(Increase)/decrease in working capital	—		—		[43	]	[7	]	—	[51	]

Other operational payments and receivables
Profit taxes (net)	—		46		[40	]	[36	]	—	[30	]
Intercompany payments	—		34		[24	]	[11	]	—	—
Payments deducted from provisions for restructuring and other provisions excluding pensions	—		—		[13	]	[4	]	—	[17	]
Payments for defined benefit pension plans	—		—		[4	]	[4	]	—	[9	]
	—		81		[81	]	[55	]	—	[56	]
Net cash provided by (used in) operating activities (A)	[1	]	81		133		19		—	232

Cash flow from investing activities
Net investments in property, plant and equipment and software	—		—		[45	]	[19	]	—	[64	]
Acquisitions of Group companies	—		—		[9	]	[9	]	—	[18	]
Payments related to integration of acquisitions	—		—		[2	]	—		—	[2	]
Proceeds of divestments and transaction fees	—		—		—		—		—	—
Other	—		—		[2	]	[1	]	—	[2	]
Net cash provided by (used in) investing activities (B)	—		—		[58	]	[29	]	—	[86	]

Cash flow from financing activities
Dividend payments	—		[12	]	—		—		—	[12	]
Interest payments	122		30		[213	]	3		—	[58	]
Dividend Preference Shares A	—		[11	]	—		—		—	[11	]
Payment to minority shareholders	—		—		—		[31	]	—	[31	]

Intercompany financing	[197	]	76		94		27		—	—
Proceeds from share issues	—		239		—		—		—	239
Net repayment of long-term borrowings	76		[403	]	[8	]	9		—	[326	]
Net cash provided by (used in) financing activities (C)	1		[81	]	[127	]	8		—	[199	]

Net cash flow (A+B+C)	—		—		[51	]	[2	]	—	[54	]

•                  Consolidated Statement of Cash Flows
31 December 2004 (IFRS)

In millions of euro, unless stated otherwise	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations	Total

Cash flow from operating activities
Net result attributable to Holders ordinary shares Buhrmann NV	49		7		[46	]	79		—	89
Adjustments:
Taxes	31		[6	]	[10	]	[29	]	—	[13	]
Subsequent result from disposal of operations	—		—		[7	]	1		—	[6	]
Intercompany settlements	—		[4	]	17		[13	]	—	—
Minority interests	—		—		—		18		—	18
Total financing expenses	[81	]	3		221		[16	]	—	126
Operating result	[1	]	—		176		39		—	214
Depreciation of property, plant and equipment and amortisation of software and other intangible assets	—		—		64		25		—	89
Other adjustments for non-cash	—		—		[19	]	23		—	4
(Increase)/decrease in working capital	—		—		18		14		—	32

Other operational payments and receivables:
Profit taxes (net)	—		[45	]	44		[21	]	—	[22	]
Intercompany payments	—		14		[12	]	[2	]	—	—
Payments deducted from provisions for restructuring and other provisions excluding pensions	—		—		[1	]	[33	]	—	[35	]
Payments for defined benefit pension plans	—		—		[1	]	[6	]	—	[7	]
	—		[31	]	29		[62	]	—	[64	]
Net cash provided by (used in) operating activities (A)	[1	]	[30	]	268		39		—	276

Cash flow from investing activities
Net investments in property, plant and equipment and software	—		—		[45	]	[17	]	—	[62	]
Acquisitions of Group companies	—		—		—		[6	]	—	[6	]
Payments related to integration of acquisitions	—		—		[3	]	—		—	[3	]
Proceeds of divestments and transaction fees	—		—		[10	]	—		—	[10	]
Other	—		[24	]	19		—		—	[5	]
Net cash provided by (used in) investing activities (B)	—		[24	]	[39	]	[23	]	—	[85	]

Cash flow from financing activities
Dividend payments	—		—		—		—		—	—
Interest payments	125		35		[223	]	9		—	[54	]
Dividend Preference Shares A	—		[11	]	—		—		—	[11	]
Payment to minority shareholders	—		—		—		[8	]	—	[8	]
Intercompany financing	[25	]	30		6		[10	]	—	—
Proceeds from share issues	—		—		—		—		—	—
Net repayment of long-term borrowings	[99	]	—		[3	]	[2	]	—	[104	]
Net cash provided by (used in) financing activities (C)	1		54		[220	]	[11	]	—	[177	]

Net cash flow (A+B+C)	—		—		9		4		—	14

9                 Other Information

169   Significant Subsidiaries

170   Dividend

170   Policy on appropriation of net results to reserves
and dividends (‘Dividend Policy’)

170 Dividend proposal

171   Netherlands Opinion

172   United States Opinion

•      Significant Subsidiaries

Buhrmann NV is the parent company of a group of companies (the Group). The significant subsidiaries of the Group are listed below. The equity interest of Buhrmann in these subsidiaries is 100% unless stated otherwise. The full list containing the information referred to in article 379 and 414 of book 2 of the Dutch civil code is filed at the office of the Chamber of Commerce in Amsterdam. The addresses of these companies can be viewed on our website: www.buhrmann.com.

Office Products North America

Division headquarters in Denver, CO, USA
Corporate Express, Inc. - Broomfield, CO, USA

•              Corporate Express Canada, Inc. - Regional Headquarters in Mississauga, ON, Canada

•              Corporate Express Imaging and Computer Graphic Supplies - Deerfield Beach, FL, USA

•              Corporate Express Document & Print Management, Inc. - Omaha, NE, USA

•              Corporate Express Promotional Marketing, Inc. - St. Louis, MO, USA

Office Products Europe

Division headquarters in Amsterdam, the Netherlands

•              Corporate Express Europe BV - Amsterdam, the Netherlands

•              Corporate Express Europe Import BV - Amsterdam, the Netherlands

•              Corporate Express GmbH & Co - Wels, Austria

•              Corporate Express Belgium NV - Wemmel (Brussels), Belgium

•              Corporate Express France SAS - Bondoufle (Paris), France

•              Corporate Express Deutschland GmbH & Co. Vertriebs KG - Stuttgart, Germany

•              Corporate Express Hungaria Kereskedelmi Kft - Budapest, Hungary

•              Corporate Express (Ireland) Ltd - Dublin, Ireland

•              Corporate Express SpA - Cusago (Milan), Italy

•              Corporate Express Luxembourg Sarl - Howald (Hesperange), Luxembourg

•              Corporate Express Nederland BV - Almere, the Netherlands

•              Andvord Tybring-Gjedde ASA - Oslo, Norway

•              Corporate Express Polska Sp.zoo - Gdynia, Poland

•              Corporate Express Svenska AB - Borås (Goteborg), Sweden

•              TG Skrivab AB - Växjö, Sweden

•              Corporate Express España SA - Madrid, Spain

•              Corporate Express UK Ltd - Birmingham, United Kingdom

Office Products Australia

Division headquarters in Sydney, Australia

•              Corporate Express Australia Ltd (53.5%) - Rosebery, Sydney, NSW, Australia

•              Corporate Express New Zealand Ltd (53.5%) - Auckland, New Zealand

ASAP Software

•              ASAP Software Express, Inc. - Buffalo Grove, IL, USA

•              ASAP Software SAS - St. Ouen, France

Graphic Systems (including Veenman Group)

Division headquarters in Amsterdam, the Netherlands

•              Plantin NV - Brussels (Evere), Belgium

•              BTI-Hellas AEE - Metamorphosis (Athens), Greece

•              Macchingraf SpA - Ospiate di Bollate (Milan), Italy

•              Tetterode-Nederland BV - Amsterdam, the Netherlands

•              Maquinaria Artes Gráficas Hartmann, SA - Cornellà de Llobregat (Barcelona), Spain

•              Veenman BV - Capelle a/d IJssel (Rotterdam),  the Netherlands

•              Veenman Deutschland GmbH - Stuttgart, Germany

Other

•              Buhrmann International BV - Amsterdam, the Netherlands

•              Buhrmann Nederland Holding BV - Amsterdam, the Netherlands

•              Buhrmann Shared Service Center (Europe) NV - Hasselt, Belgium

•              Buhrmann Silver SA - Luxembourg

•              Buhrmann Silver Europe BV - Amsterdam, the Netherlands

•              Buhrmann Silver Financing, LLC - Delaware, CO, USA

•              Buhrmann Silver US, LLC - Delaware, CO, USA

•              Buhrmann US, Inc. - Broomfield, CO, USA

•      Dividend

Policy on appropriation of net results to reserves and dividends (‘Dividend Policy’)

Reserves

Buhrmann aims to add or charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and after deducting the proposed dividend on ordinary shares. Specific accounting results such as relating to refinancing, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

Dividends on ordinary shares

Buhrmann aims to propose to declare annually a dividend on each ordinary share representing around 20-30% of the consolidated net result attributable to ordinary shares divided by the number of ordinary shares outstanding at year-end. In case special items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (after tax elements of) these items. Additionally, financing charges reported under ‘exchange results due to translation of long-term internal and external borrowings’ are added back to the base used to calculate the dividend. The dividend declared may be distributed in cash and/or stock.

The proposed dividend for a fiscal year must be approved by the General Meeting of Shareholders, and the dividend is paid after this meeting.

Buhrmann’s arrangements for its indebtedness, such as the Senior Facilities Agreement and the subordinated bond loans contain various restrictions on the ability of Buhrmann to pay cash dividends. Buhrmann’s ability to pay dividends is currently contingent on meeting certain financial ratios as determined by Buhrmann’s earnings, indebtedness and other indicators of Buhrmann’s fi nancial condition and results of operations. These restrictions take precedence over the policy outlined above.

Dividend payments may be subject to Netherlands statutory withholding taxes.

See also the chapter on Corporate Governance on page 42.

Dividends paid in 2003-2006

The following table sets out the dividend per ordinary share declared by Buhrmann for the preceding fiscal year:

Year of dividend declaration	Dividend declared
2003(1)	€0.07
2004(1)	€0.07
2005	€0.14
2006	€0.17

(1)   The dividend declared in the fiscal years 2003 and 2004 was paid entirely in shares.

Dividend proposal

A proposal will be submitted to the General Meeting of Shareholders to be held on 12 April 2007 to pay a dividend of €0.21 per ordinary share. In line with the policy on additions to reserves and dividends of the Company, this represents 26% of the consolidated net result available to holders of ordinary shares after adding back special items (net of tax) and fair value adjustments (net of tax) amounting to €146.8 million, divided by the number of ordinary shares outstanding at 31 December 2006.

The dividend on ordinary shares will be paid either wholly in cash or in issued ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

An amount of €11.2 million will be paid to holders of (depositary receipts of) Preference Shares A (representing a statutory dividend of €0.21 per preference share).

Shareholders will be contacted by their bank or agent, with whom on 13 April 2007 (after closure of the stock exchange) their shares are deposited in order to make the choice between a dividend in shares or in cash. The period of time in which shareholders can determine their choice for payment in shares or in cash ends on 26 April 2007 before closure of the Amsterdam Stock Exchange.

On Thursday 26 April 2007 after closure of the stock exchange the Executive Board will determine, on the basis of the average share price on that day, the number of dividend rights of ordinary shares that give title to one ordinary share of nominal value €1.20.

The new ordinary shares will be entitled to the dividend over the financial year 2007 and the following years. As of Monday 16 April 2007 the ordinary shares will be traded ex-dividend. No trading in dividend rights will take place.

Issue of the new ordinary shares in accordance with this proposal (in the case of stock dividend) respectively payment of the cash amount will be effected as from Monday 30 April 2007.

This page is intentionally left blank

•      United States Opinion

To the General Meeting of Shareholders of Buhrmann NV

Report of Independent Registered Public Accounting Firm

We have completed an integrated audit of Buhrmann NV’s 2006 consolidated financial statements set out on pages 79 to 153 and 159 to 167 and of its internal control over financial reporting as of 31 December 2006 and audits of its 2005 and 2004 consolidated financial statements set out on pages 79 to 153 and 159 to 167 in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flows and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of Buhrmann NV and its subsidiaries at 31 December 2006 and 31 December 2005, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2006 in conformity with International Financial Reporting Standards as adopted by the EU. These consolidated financial statements are the responsibility of the Company’s Executive Board. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

International Financial Reporting Standards as adopted by the EU vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and the effect of such differences is presented in note 38 to the consolidated financial statements.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting on pages 74 to 75 of the Annual Report and Form 20-F, that the Company maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organisations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control — Integrated Framework issued by the COSO.

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over fi nancial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with the applicable accounting standards. A company’s internal control over fi nancial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with applicable accounting standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. As described in the accompanying Management’s Report on Internal Control over Financial Reporting, management has excluded Andvord Tybring-Gjedde from its assessment of internal control over financial reporting as of 31 December 2006 because it was acquired by the Company in a purchase business combination during 2006. Andvord Tybring-Gjedde is a wholly-owned subsidiary whose total assets and total revenues represent 5% and 2% respectively, of the related consolidated financial statement amounts as of and for the year ended 31 December 2006.

Amsterdam, 21 February 2007

PricewaterhouseCoopers Accountants N.V.

P.R. Baart RA

Note that the United States opinion set out above is included for the purposes of Buhrmann NV’s 2006 Annual Report on Form 20-F for the year ended 31 December 2006 only and does not form part of Buhrmann NV’s Annual Report.

10   Information Required under Form 20-F

175 Material contracts

175 Exchange controls

175 Taxation for U.S. residents holding shares in Buhrmann NV

176 Exchange rate information

177 Selected financial data US GAAP

•      Information Required under Form 20-F

Material contracts

On 10 December 2002, Buhrmann NV and Heidelberger Druckmaschinen AG entered into a Distributorship Agreement which extends Buhrmann’s right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxembourg, Italy, Greece and Spain. The agreement took effect as of 1 July 2003 and is in effect for five years. After the five-year period, the agreement will continue to be in effect unless terminated with eighteen months prior written notice by one of the parties.

All other material contracts are further described in Note 29 of the Financial Statements.

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

Taxation for U.S. residents holding shares in Buhrmann NV

The following notes are provided for guidance. U.S. and Dutch taxation may change from time to time. U.S. residents should consult their local tax advisers, particularly in connection with potential liability to pay U.S. taxes on disposal, lifetime gift or bequest of their shares.

Netherlands taxation on dividends

Dividends of companies in the Netherlands are in principle subject to dividend withholding tax of 15%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992, as most recently amended by Protocol dated 8 March 2004, between the United States and the Netherlands, if dividends are paid by Buhrmann NV to:

•                  a corporation organised under the laws of the United States (or any territory of it) unless the shares in Buhrmann NV form part of the business assets of a permanent establishment in the Netherlands of such corporation; or

•                  any other legal person subject to United States Federal income tax with respect to its worldwide income, unless the shares in Buhrmann NV form part of the business assets of a permanent establishment in the Netherlands of such legal person;

these dividends qualify for a reduction of Netherlands withholding tax on dividends from 15% to 5% if the recipient is the beneficial owner which directly holds at least 10% of the voting power of Buhrmann NV shares and to 0% if the recipient is the beneficial owner and qualifies as an ‘Exempt Organisation’ as defined in Article 36 of the Convention).

Where a United States resident or corporation has a permanent establishment in the Netherlands, which has shares in Buhrmann NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. Such establishment is subject to the Netherlands income tax or corporation tax, as appropriate, and the Netherlands dividend withholding tax will generally be applied at the full rate of 15% (which generally will be reduced to 0% if the permanent establishment holds at least 5% of the nominal paid-up share capital of Buhrmann NV). This tax will be treated as foreign income tax eligible for credit against the shareholder’s United States income taxes.

Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Netherlands corporation. An agreement concluded between the United States and the Netherlands tax authorities describes the eligibility of these U.S. organisations for benefits under the Convention.

A United States trust, company or organisation that is operated exclusively for religious, charitable, scientific, educational or public purposes, is subject to an initial 15% withholding tax rate. Such an exempt organisation is entitled to reclaim from the Netherlands Tax Authorities a refund of the Netherlands dividend tax, if and to the extent that it is exempt from United States Federal Income Tax and it would be exempt from tax in the Netherlands if it were organised and carried on all its activities there.

If you are a Buhrmann NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, the Netherlands dividend withholding tax may be governed by the ‘Tax Regulation for the Kingdom of the Netherlands’ or by the tax convention, if any, between the Netherlands and your country of residence.

•      Information Required under Form 20-F

United States taxation on dividends

If you are a United States shareholder, the dividend (including the withheld amount) will be ordinary dividend income for United States Federal income tax purposes to the extent such dividend is made from our current or accumulated earnings and profits. Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that Buhrmann NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. The dividends are not eligible for the dividends received deduction allowed to corporations.

For U.S. foreign tax credit purposes, the dividend is foreign source income, and the Netherlands withholding tax is a foreign income tax that is eligible for credit against the shareholder’s United States income taxes, subject to various limitations. However, the rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

Any portion of the dividend that exceeds our current and accumulated earnings and profi ts, as determined under U.S. federal income tax principles, is subject to different rules. This portion is a tax free return to the extent of your basis in our shares, and thereafter is treated as a capital gain on a disposition of the shares.

If Buhrmann NV is entitled to any credit against the amount of dividend tax withheld before remittance to the Netherlands tax authorities, the United States tax authority may take the position that the Netherlands withholding tax eligible for credit should be limited accordingly.

Netherlands taxation on capital gains

Under the Convention, capital gains on the sale of shares in Buhrmann NV realised by qualifying United States residents or corporations, are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if the alienated shares in Buhrmann NV form part of the business assets of a permanent establishment in the Netherlands of such resident or corporation. If the permanent establishment holds at least 5% of the nominal paid-up share capital of Buhrmann NV, however, the capital gain will generally be exempt under the participation exemption after all.

United States taxation on capital gains

A United States shareholder generally will recognize gain or loss on the sale or exchange of our shares equal to the difference between the amount realized on such sale or exchange and such shareholder’s adjusted tax basis in the shares. Such capital gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for U.S. foreign tax credit purposes.

Netherlands succession duty and gift taxes

Under the Estate and Inheritance Tax Convention between the United States and the Netherlands of 15 July 1969, qualifying United States residents who are not Dutch citizens who have shares in Buhrmann NV, will generally not be subject to succession duty in the Netherlands on the individual’s death, unless the shares in Buhrmann NV form part of the business assets of a permanent establishment in the Netherlands of such United States resident.

A gift of shares in Buhrmann NV made by a person who is not a resident or a deemed resident of the Netherlands, is generally not subject to Netherlands gift tax. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

Exchange rate information

Buhrmann presents its financial statements in euro. The following table sets forth, for the periods indicated, certain information regarding the Noon Buying Rate for the euro for the period 2002-2006. The term ‘Noon Buying Rate’ means the noon buying rate in New York City for cable transfers into foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York:

US dollar
per euro	Year-end	Average	High	Low

2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1315	1.2597	1.0361
2004	1.3538	1.2439	1.3625	1.1801
2005	1.1842	1.2447	1.3476	1.1667
2006	1.3197	1.2560	1.3327	1.1860

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

	Balance Sheet	Income Statement
	as of	for the year ended
	31 December 2004	31 December 2004

Australian dollar per euro	1.7459	1.6891
Canadian dollar per euro	1.6416	1.6169
British pound per euro	0.7051	0.6785
U.S. dollar per euro	1.3621	1.2434

	Balance sheet	Income Statement
	as of	for the year ended
	31 December 2005	31 December 2005

Australian dollar per euro	1.6109	1.6327
Canadian dollar per euro	1.3725	1.5096
British pound per euro	0.6853	0.6839
U.S. dollar per euro	1.1797	1.2446

	Balance sheet	Income Statement
	as of	for the year ended
	31 December 2006	31 December 2006

Australian dollar per euro	1.6691	1.6666
Canadian dollar per euro	1.5281	1.4241
British pound per euro	0.6715	0.6818
Norwegian krone per euro	8.2380	8.0463	(1)
U.S. dollar per euro	1.3170	1.2554

(1) as of 1 October 2006

The following table sets forth the high and low Noon Buying Rate for the euro of each of the monthly periods indicated in U.S. dollar per euro:

	High	Low

September 2006	1.2833	1.2648
October 2006	1.2773	1.2502
November 2006	1.3261	1.2705
December 2006	1.3327	1.3073
January 2007	1.3286	1.2904
February 2007 (until 21 February 2007)	1.3140	1.2933

On 21 February 2007, the exchange rate of the euro to the US dollar based on the Noon Buying Rate of the Federal Reserve Bank of New York was €1.00 = US$1.3126.

Selected financial data US GAAP

The selected financial data set forth below is presented in accordance with U.S. generally accepted accounting priciples (US GAAP). For a discussion of the material differences between IFRS and US GAAP, as applicable to Buhrmann, please see Note 38 to our Consolidated Financial Statements.

Additionally, please see the sections ‘About Buhrmann’ and ‘Group Financial Review’ for a description of major events and significant acquisitions or divestments that may affect the comparability of the results of operations presented below.

•      Information Required under Form 20-F

Amounts in accordance with US GAAP

in millions of euro,
unless stated otherwise	2002		2003		2004	2005	2006		2006(1)

Statement of income data
Net sales	6,967		5,840		5,550	5,909	6,297		US$8,310
Operating income	[718	]	182		213	235	245		US$323
Result from continuing operations	[849	]	[59	]	104	131	118		US$156
Discontinued operations	[92	]	[249	]	4	5	[1	]	[US$1]
Net income before cumulative
effect of change in accounting principles	[941	]	[308	]	108	136	117		US$154
Cumulative effect of change
in accounting principles, after tax	—		[29	]	—	—	—		—
Net income	[941	]	[337	]	108	136	117		US$154

at period end, in millions of euro,
unless stated otherwise	2002	2003	2004	2005	2006	2006(1)

Balance sheet data
Total assets	5,607	3,791	3,683	4,080	4,114	US$5,429
Long-term borrowings	1,678	949	822	1,059	1,414	US$1,866
Shareholders’ equity	1,869	1,456	1,474	1,578	1,511	US$1,994

in euro, unless stated otherwise	2002		2003		2004	2005	2006
Other data
Basic income from continuing operations per ordinary share(2)	[6.32	]	[0.64	]	0.46	0.44	0.60
Basic net income before cumulative effect of change in accounting principle per ordinary share(2)	[6.98	]	[2.39	]	0.49	0.47	0.59
Basic net income per ordinary share(2)	[6.98	]	[2.60	]	0.49	0.47	0.59
Fully diluted income from continuing operations per ordinary share(2)	[6.32	]	[0.64	]	0.43	0.41	0.56
Fully diluted net income before cumulative effect of change in accounting principle per ordinary share(2)	[6.98	]	[2.39	]	0.46	0.44	0.55
Fully diluted net income per ordinary share(2)	[6.98	]	[2.60	]	0.46	0.44	0.55
Dividend declared per ordinary share in USD(3)	0.09		0.09		0.09	0.18	0.22

(1)   Certain euro amounts for 2006 have been translated into United States dollars at the Noon Buying Rate at 31 December 2006 of US$1.3197 to the euro, respectively. Such translations should not be construed as representation that the euro amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

(2)   The weighted average number of ordinary shares outstanding in 2002, 2003 and 2004 to calculate earnings per share have been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005.

(3)   The dividend was translated from euro to U.S. dollar at the 21 February 2007 Noon Buying Rate (for a definition see ‘Exchange Rate Information’ on page 176) for cable transfers of €1 = US$1.3126.

11   Additional Information about Buhrmann Shares

180  Buhrmann Shares

184  Important Dates

•      Buhrmann Shares

Development in the number of Buhrmann ordinary shares issued and outstanding

	On 1 January	Stock	Equity	On 31 December	Treasury	On 31 December
	issued	dividend(1)	placements(2)	issued	stock(3)	outstanding
2002	131,834,993	793,068	—	132,628,061	515,418	132,112,643
2003	132,628,061	4,063,857	—	136,691,918	526,155	136,165,763
2004	136,691,918	1,434,610	—	138,126,528	531,364	137,595,164
2005	138,126,528	1,841,644	39,356,532	179,324,704	574,992	178,749,712
2006	179,324,704	1,038,454	541,812	180,904,970	—	180,904,970

(1)   In 2005 and 2006 shareholders could choose to receive dividend in stock rather than cash. From 2002 to 2004, a stock dividend was paid. For shareholders who wished to receive a cash amount in this period, the Company sold the shares in which the stock dividends have been converted.

(2)   In 2005 a rights issue took place to partly finance the buy-back of all Preference Shares C at a subscription price of €6.37. In 2006 the shares issued covered the option rights after exhaustion of the Treasury stock.

(3)   Treasury stock are shares repurchased to avoid dilution primarily caused by the exercise of option rights under the Buhrmann Incentive Plan.

Composition of enterprise value (at year-end)

in millions of euro

Dividend per share

in euro

Enterprise value (high, low, year-end)

in billions of euro

Dividend proposal 2006

A proposal will be submitted to the General Meeting of Shareholders to be held on 12 April 2007 to pay a dividend of €0.21 per ordinary share. In line with the dividend policy of Buhrmann, this represents 26% of the consolidated net result available to holders of ordinary shares after adding back special items (net of tax) and fair value adjustments (net of tax) amounting to €146.8 million, divided by the number of ordinary shares outstanding at 31 December 2006. The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

An amount of €11.2 million will be paid to holders of (depositary receipts of) Preference Shares A, representing a statutory dividend of €0.21 per share.

Share price development Buhrmann ordinary shares versus AEX index (2004-31 December 2006)

Geographical distribution of ordinary shares

as at 31 December 2006 (indicative)

Earnings per ordinary share

Net result attributable to holders of ordinary shares
Buhrmann NV

	First		Second	Third	Fourth
in euro	quarter		quarter	quarter	quarter	Full year
2005	[0.53	]	0.10	0.16	0.18	0.01
2006	0.14		0.14	0.19	0.23	0.68

Price of Preference Shares A (daily closing)

in euro	High	Low	Year-end

2005	3.50	2.93	3.11
2006	3.75	3.01	3.26

Geographical and retail/institutional distribution of ordinary shares as at 31 December 2006 (indicative)

in percentage	Retail	Institutional	Total 2006	Total 2005

The Netherlands	13	20	33	28
United Kingdom	0	21	21	24
France	0	4	4	8
Rest of Europe	0	13	13	9
USA	0	15	15	18
Rest of the world	0	1	1	1
Unidentified	—	13	13	12
Total	13	87	100	100

Credit agency ratings

at year-end 2006	Rating(1)	Outlook

Moody’s	Ba3	Stable
S&P	BB-	Stable

(1)   Rating relates to Senior Implied Debt Rating and Senior Credit Facilities.

Market capitalisation ordinary shares

in millions of euro	High	Low	Year-end

2002	2,079	317	552
2003	1,097	260	944
2004	1,246	791	987
2005	2,258	987	2,222
2006	2,827	1,778	2,036

•      Buhrmann Shares

Price of ordinary shares (daily closing)

in euro	High	Low	Year-end
2002(1)	14.98	2.27	3.94
2003(1)	7.61	1.86	6.55
2004(1)	8.66	5.42	6.77
2005(1)	12.63	7.06	12.43
2006	15.65	9.78	11.26

in euro	High	Low	Period end
Q1 2005(1)	8.38	7.06	7.80
Q2 2005	8.40	6.78	8.17
Q3 2005	10.05	8.24	10.05
Q4 2005	12.63	8.90	12.43

in euro	High	Low	Period end
Q1 2006	14.75	11.98	14.60
Q2 2006	15.65	10.29	11.34
Q3 2006	11.89	9.78	11.89
Q4 2006	12.92	10.37	11.26

(1)   All prices of ordinary shares up to 14 March 2005 have been recalculated for the €250 million rights issue in March 2005.

Price of ordinary shares (daily closing)

in euro	High	Low	Period end
September 2006	11.89	10.60	11.89
October 2006	12.92	11.94	12.18
November 2006	11.47	10.45	10.62
December 2006	11.26	10.37	11.26
January 2007	11.91	10.94	11.49
February 2007 (until 21st)	11.80	10.20	10.76

Price of American Depositary Receipts (daily closing)

in USD	High	Low	Year-end
2002(1)	13.31	2.38	4.26
2003(1)	9.05	2.11	8.75
2004(1)	11.73	7.30	9.87
2005(1)	14.90	8.73	14.71
2006	19.90	12.45	14.84

in USD	High	Low	Period end
Q1 2005(1)	11.55	9.92	10.06
Q2 2005	10.35	8.73	9.83
Q3 2005	12.35	9.83	12.01
Q4 2005	14.90	10.77	14.71

in USD	High	Low	Period end
Q1 2006	17.84	14.70	17.64
Q2 2006	19.90	12.88	14.45
Q3 2006	15.01	12.45	15.01
Q4 2006	16.21	13.75	14.84

(1)   All prices of American Depositary Receipts up to 14 March 2005 have been recalculated for the €250 million rights issue in March 2005.

Price of American Depositary Receipts (daily closing)

in USD	High	Low	Period end
September 2006	15.01	13.46	15.01
October 2006	15.19	16.21	15.55
November 2006	14.65	13.79	14.13
December 2006	14.84	13.75	14.84
January 2007	15.40	14.19	15.06
February 2007 (until 21st)	15.30	13.28	14.21

Movement in price of Buhrmann ordinary shares traded on Euronext Amsterdam

2006 – 9 February 2007

Major shareholders

As per 31 December 2006, Buhrmann’s issued share capital consists of 180.9 million ordinary shares and 53.3 million Preference Shares A. As most of the ordinary shares are bearer shares, we have no exact information on holdings of shareholders. Buhrmann is not controlled by any majority shareholder.

Based on current information we received, a stake of over 5% in our issued share capital, which may be, a combination of ordinary shares and (depositary receipts of) Preference Shares A is held by the following companies:

•      ING Group NV (10-25%)

•      Fortis Utrecht NV (5-10%)

•      Kempen Capital Management NV (5-10%)

Major shareholders do not have different voting rights.

According to a 13d-1 notification with the SEC, a stake of over 5% in our ordinary shares is held by Unicredito Italiano S.p.A.

Stichting Administratiekantoor van Preferente Aandelen Buhrmann is holding 53.3 million Preference Shares A. The voting power on these is related to the economic value per the end of the month before any General Meeting of Shareholders will be hosted. Based on the current total share capital outstanding the Preference Shares A represent up to a maximum of about 23% voting interest in Buhrmann NV. Per year-end 2006 the Preference Shares represent about 8% of voting interest (see chapter Corporate Governance on pages 42-53).

Stock exchange listings

Since December 1938 Buhrmann ordinary shares have been listed on Euronext in Amsterdam (symbol: BUHR) and, since, September 2001, on NYSE in New York (symbol: BUH).

ADRs

In the United States, the ordinary shares trade in the form of American Depositary Receipts on the New York Stock Exchange. The underlying share ratio is 1:1.

Transfer agent, registrar and depositary for ADRs:

The Bank of New York
P.O. Box 11258
Church Street
New York, NY 10286-1258

Other securities traded

•      Depositary receipts of cumulative Preference Shares A, with face value of €1.20, listed on Euronext Amsterdam (symbol: BUHP)

•      Buhrmann US, Inc. 8 1/4% Subordinated Bonds 2004–2014

•      Buhrmann US, Inc. 7 7/8% Subordinated Bonds 2005–2015

•      Buhrmann NV 2% Subordinated Convertible Bonds 2003–2010

Euronext Amsterdam derivatives market

•      Buhrmann call/put options 1, 2, 3, 6, 9, 24 months

Major indices

The Buhrmann ordinary share is included in the main index of Euronext (AEX) in Amsterdam. Other indices in which Buhrmann is included per year-end 2006 are inter alia, Euronext Top 150, S&P Europe 350 Index, S&P Global 1200, Dow Jones Euro STOXX, Dow Jones STOXX 600 Index, Ethibel Sustainability Index and Kempen / SNS Smaller Europe SRI Index.

According to the Industry Classification Benchmark (ICB) of FTSE Group and Dow Jones Indices, Buhrmann is classified as Industrial Supplier (sub sector 2797) within the sector Support Services.

Disclosure/web site

All results announcements, as well as press releases, are sent out before the market of Euronext opens. All results announcements, as well as any other major announcements, are accompanied by a conference call and/or meeting for the professional investment community. All others interested in these meetings and/or conference calls can listen to a simultaneous web cast. This can be accessed via our web site under ‘Conference calls and Presentations’ of the ‘Investor Relations’ section at www.buhrmann.com.

Furthermore all other presentations made to groups of investors are published at the same time on our web site.

Shareholders’ Communication Channel

Buhrmann is one of the initiators of the Shareholders’ Communication Channel Foundation (Stichting Communicatiekanaal Aandeelhouders), which offers participating shareholders the opportunity to vote at Annual General Meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist management and (groups of) shareholders with proxy solicitation. The Communication Channel’s URL is www.communicatiekanaal.com.

Private investors

In 2007, as in previous years, we will continue to focus on our private investors. In 2006 we were again one of the main sponsors of ‘Dag van de Belegger’, which was organised by the VEB Dutch Investors’ Association.

•      Important Dates

For more information

Buhrmann NV

Hoogoorddreef 62

1101 BE Amsterdam ZO

the Netherlands

telephone +31 (0)20 651 11 11

This is also our registered office address.

www.buhrmann.com

www.cexp.com

www.ce.com.au

www.asap.com

www.buhrmanngraphics.info

Information included on our web sites does not form part of this publication.

Our agent in the United States for service and process in connection with the 2014 and 2015 Notes is:

CT Corporation System

111 Eighth Avenue, 13th floor

New York, NY 10011.

Investor relations

Carl E. Hoyer

Telephone +31 (0)20 651 10 42

Fax +31 (0)20 651 10 05

Email carl.hoyer@buhrmann.com

Email ir@buhrmann.com

Corporate communications

Telephone +31 (0)20 651 10 19

Fax +31 (0)20 651 10 05

Email corpcomm@buhrmann.com

Important dates

Registration date

(right to attend the General Meeting of Shareholders)

Tuesday 13 March 2007

End registration period

Thursday 5 April 2007

General Meeting of Shareholders

Thursday 12 April 2007

Record date for dividend payment

Friday 13 April 2007

Listing ex-dividend

Monday 16 April 2007

Selection period dividend ordinary shares

(in cash or in shares)

16–26 April 2007

Dividend payment depositary receipts

Tuesday 17 April 2007

Dividend payment ordinary shares

Monday 30 April 2007

Publication of first quarter 2007 results

Thursday 3 May 2007

Publication of second quarter 2007 results

Thursday 2 August 2007

Publication of third quarter 2007 results

Tuesday 6 November 2007

Publication of full year 2007 results

Friday 22 February 2008

General Meeting of Shareholders

Tuesday 8 April 2008

•      Cross Reference to Form 20-F

•              Cross Reference to Form 20-F

Page
Part 1
Item 1. Identity of Directors, Senior Management and Advisers	N/A

Item 2. Offer Statistics and Expected Timetable	N/A

Item 3. Key Information
A. Selected financial data	9,77,176-178
B. Capitalisation and indebtedness	N/A
C. Reasons for the offer and use of proceeds	N/A
D. Risk factors	70-73

Item 4. Information on the Company
A. History and development of the company	13,14,183
B. Business overview	13-16,26,29,32,34,36,99-101
C. Organisational structure	13,169
D. Property, plants and equipment	40,41,76

Item 5. Operating and Financial Review and Prospects
A.Operating result
17-20,23-24,27,28,29,30,31,32,33,34,35,36,37,75
B. Liquidity and capital resources	20-21,25,75,76,120-125
C. Research and development, patents and licenses, etc.	75
D. Trend information	15,21
E. Off-balance sheet arrangements	76
F. Tabular disclosure of contractual obligations	76
G. Safeharbor	2

Item 6. Directors, Senior Management and Employees
A. Directors and senior management	10,11,59
B. Compensation	64-67
C. Board practices	43-46,63-64
D. Employees	7,8,99,100,101
E. Share ownership	62,63,65,66,67

Item 7. Major Shareholders and Related Party Transactions
A. Major shareholders	183
B. Related party transactions	135
C. Interests of experts and counsel	N/A

Item 8. Financial Information
A. Consolidated Statements and Other Financial Information	79-167,170,172-173
B. Significant Changes	N/A

Item 9. The Offer and Listing
A. Offer and listing details	182
B. Plan of distribution	N/A
C. Markets	183
D. Selling shareholders	N/A
E. Dilution	N/A
F. Expenses of the issue	N/A

Item 10. Additional Information
A. Share capital	49
B. Memorandum and articles of association	49,50,51,52
C. Material contracts	120-125,175
D. Exchange controls	175
E. Taxation	175,176
F. Dividends and paying agents	N/A
G. Statement by experts	N/A
H. Documents on display	3
I. Subsidiary Information	169

Item 11. Quantitative and Qualitative Disclosures About Market Risk	127-129

Item 12. Description of Securities Other than Equity Securities	N/A

Part 2
Item 13. Defaults, Dividend Arrearages and Delinquencies	N/A

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	N/A

Item 15. Controls and Procedures
A. Disclosure Controls and Procedures	73,74
B. Management’s Annual Report on Internal Control over Financial Reporting	74,75
C. Attestation Report of the Registered Public Accounting Firm	172-173
D. Changes in Internal Control over Financial Reporting	74,75

Item 16.
A. Audit committee financial expert	45
B. Code of Ethics	39,73
C. Principal Accountant Fees and Services	52,53
D. Exemptions from the Listing Standards for Audit Committees	43
E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers	N/A

Part 3
Item 17. Financial Statements	N/A
Item 18. Financial Statements	79-167,170,172-173
Item 19. Exhibits	Filed with the SEC

Colophon

Design and production
Eden Design & Communication, Amsterdam

Photography
Bram Budel

Print
Grafisch bedrijf Tuijtel, Hardinxveld-Giessendam,
the Netherlands. Produced on Heidelberg pre-press equipment and
Heidelberg speedmasters, model XL 105-5L. Finished with the aid of
Polar and Heidelberg finishing equipment.

Corporate
Express

Buhrmann

Buhrmann NV
Hoogoorddreef 62
1101 BE Amsterdam
P.O. Box 23456
1100 DZ Amsterdam
The Netherlands

Phone +31 (0)20 651 11 11
Fax +31 (0)20 651 10 00
www.buhrmann.com

ITEM 19: EXHIBITS

Exhibit number	Description
1.1	Articles of Association of Buhrmann NV, as last amended, dated 8 November 2006.

**2.1

Indenture, dated as of 2 March 2005 for the 7 7/8% Senior Subordinated Notes due 2015 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee.

**2.2	Form of 7 7/8% Senior Subordinated Notes due 2015 (included in exhibit 2.1)

‡2.3

Indenture, dated as of 1 July 2004 for the 8 1/4% Senior Subordinated Notes due 2014 among Buhrmann US Inc., as issuer, Buhrmann NV and the other guarantors listed therein and The Bank of New York, as trustee.

‡ 2.4	Form of 8 1/4% Senior Subordinated Notes due 2014 (included in exhibit 2.3)

†† 2.5	Term and conditions of the 2.00% Guaranteed Convertible Subordinated Bonds due 2010.

*4.1	Distributor Agreement, dated 10 December 2002 between Heidelberg Druckmaschinen Aktiengesellschaft (Heidelberg) and Buhrmann NV, effective as of 1 July 2003.

†4.2

Deposit Agreement, dated as of 21 December 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV and The Bank of New York as Depositary and Owners and Holders of American Depositary Receipts.

4.3	Form of employment contract for Members of the Executive Board.

4.4

Amended and restated Senior Facilities Agreement, dated 18 September 2006, between Buhrmann NV, as Parent, Buhrmann US Inc., as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.

8.1	List of significant subsidiaries

12.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Buhrmann’s Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

‡‡15.1	Audit Committee Charter, as last amended, dated 10 December 2004.

‡‡15.2	Compensation, Nominating and Corporate Governance Committee Charter, as last amended, dated 10 December 2004.

* Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 27 June 2003, File No. 001-16663.

** Incorporated by reference to Amended Registration Statement of Buhrmann NV on Form F-4, dated 1 July 2005, File No. 333-123952

† Incorporated by reference to Post Effective Amendment No. 1 to the Form F-6 Registration Statement filed with the Securities and Exchange Commission on 28 August 2001.

†† Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 21 June 2004, File No. 001-16663.

‡  Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4 dated 22 July 2004, File No. 333-117584.

‡‡ Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 14 March 2005, File No. 001-16663.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

BUHRMANN NV

By:	/s/ FRANS H.J. KOFFRIE
Name: Frans H.J. Koffrie
Title: Chief Executive Officer

By:	/s/ FLORIS F. WALLER
Name: Floris F. Waller
Title: Chief Financial Officer

Dated: 21 February 2007