Form 20-F
period 2007-12-31
CORPORATE EXPRESS N.V.
filed 2008-03-14
CIK 948634

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: 31 December 2007
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-16663

CORPORATE EXPRESS N.V.
(Exact name of Registrant as specified in its charter)

THE NETHERLANDS
(Jurisdiction of incorporation or organization)

Hoogoorddreef 62, 1101 BE Amsterdam ZO, The Netherlands
(Address of principal executive offices)

          Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each Class	Name of each exchange on which registered
American Depositary Shares, each representing one Ordinary Share at a par value of EUR 1.20 per share	The New York Stock Exchange
Ordinary Shares at a par value of EUR 1.20 per share	The New York Stock Exchange*
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

8 1/4% Senior Subordinated Notes due 2014
7 7/8% Senior Subordinated Notes due 2015
(Title of Class)

          Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

182,847,847 Ordinary Shares
53,281,979 Preference Shares A
0 Preference Shares B

          Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

          If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒            Accelerated filer ☐            Non-accelerated filer ☐

          Indicate by check mark which financial statement item the registrant has elected to follow.

ITEM 17 ☐            ITEM 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

2007 Annual Report and Form 20-F

CONTENTS

1	About Corporate Express
	Chief Executive's review	7
	Key figures	9
	Biographies Executive Board	11
	Management structure	12
2	The Business
	About the Company	14
	Group financial review	20
	Overview of business segments	35
3	Corporate Governance
	Introduction	51
	Executive Board	51
	Supervisory Board	53
	Regulations concerning securities	56
	Indemnification of members of the Executive Board and Supervisory Board	56
	The General Meeting of Shareholders	57
	Description of share capital and Articles of Association	60
	Provision of information	64
	Audit of financial reporting and role of internal and external auditors	65
	Compliance with the Dutch Corporate Governance Code	66
4	Report of the Supervisory Board
	Activities of the Supervisory Board	68
	Composition of the Supervisory Board and the Executive Board	69
	Independence	70
	Schedule of attendance of the Supervisory Board and Committees	70
	Committees of the Supervisory Board	70
	Corporate governance	71
	Remuneration report	72
	Financial statements and dividend proposal	72
	Discharge	72
	Considerations about the business	72
	Biographies Supervisory Board	73
5	Remuneration Report
	Remuneration policy	76
	Remuneration of Executive Board and Supervisory Board 2007	81
	Remuneration of members of the Executive Board 2007	81
	Remuneration of members of the Supervisory Board 2007	84
6	Other Financial Information
	Risk factors	87
	Risk control framework	91
	Capital resources	94
	Research and development	94
	Inflation	94
	Contractual obligations, contingent liabilities, commitments and guarantees	94
	Off-balance sheet arrangements	95
	Property, plant & equipment	95

7	Financial Statements
	Consolidated statements of income	97
	Consolidated balance sheets	98
	Consolidated statements of cash flows	99
	Consolidated statements of recognised income and expense	100
	Notes to the consolidated financial statements	101
	Company balance sheets	175
	Company statements of income	175
	Notes to the company balance sheets and statements of income	176
	Supplemental guarantor information	180
8	Other Information
	Significant subsidiaries	193
	Dividend	195
	Report of independent auditors	197
9	Information Required under Form 20-F
	Material contracts	200
	Exchange controls	200
	Taxation for U.S. residents holding shares in Corporate Express NV	200
	Exchange rate information	202
	Selected financial data	203
10	Additional Information about Corporate Express Shares
	Corporate Express Shares	207
	Important Dates and Contact Information	215
11	Cross Reference to Form 20-F
	Cross reference to Form 20-F	217

ABOUT THIS REPORT

Cautionary statement (regarding forward-looking statements)

        This Annual Report (on Form 20-F) contains various forward looking statements (within the meaning of the US Private Securities Litigation Reform Act of 1995) that reflect management's current views with respect to future events and financial operations and performance. The words 'believe', 'expects', 'anticipate', 'intend', 'may', 'plan', 'estimate', 'will', 'should', 'could', 'aim' or 'might', or, in each case, their negative, or similar expressions, identify certain of these forward-looking statements. Other forward-looking statements can be identified in the context in which the statements are made. Forward-looking statements appear in a number of places throughout this Annual Report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurances that they will materialise or prove to be correct. Because these statements involve risks and uncertainties, the actual results or outcome could differ materially from those set out in the forward-looking statements as a result of, among others:

  •
  competition from local and international suppliers of office products to businesses and institutions

  •
  consolidation in the office products industry

  •
  changes in international and local economic, political, business and industry conditions

  •
  our ability to successfully develop and expand the range of products we offer to customers

  •
  our ability to enter new and develop existing geographical markets

  •
  fluctuations in energy and freight costs

  •
  fluctuations in currency exchange rates

  •
  our ability to retain key personnel

  •
  our ability to manage our international operations and integrate our existing and future acquisitions into our business, and

  •
  changes in our business strategy and development plans.

        Additional factors that could cause our actual results, performance or achievements to differ materially include, but are not limited to, those disclosed under 'Risk factors'.

        These forward-looking statements speak only as of the date of this Annual Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as result of new information, future events or otherwise, other than as required by law or regulation. Accordingly, prospective investors are cautioned not to place undue reliance on any of the forward-looking statements.

Use of non-GAAP financial measures

        Corporate Express presents certain non-GAAP financial measures in this Annual Report that we believe provide useful information.

        In the Group Financial Review and Financial Review per Business Segment, we discuss changes at constant exchange rates and 'organic' sales growth. These non-GAAP financial measures have been presented together with a reconciliation of the non-GAAP figures to the GAAP figures. The non-GAAP financial measures should be considered in addition to measures of financial performance reported in our primary financial statements.

        Below we provide an explanation of why Corporate Express believes the non-GAAP measures used in this Annual Report provide useful information regarding our financial condition and results of operations.

Constant exchange rates

        While our reporting currency is the euro, the majority of our business is conducted in currencies other than the euro. The position in relation to the US dollar is particularly relevant. Results of subsidiaries denominated in currencies other than the euro are translated into euro at an average exchange rate for the period. In addition to a discussion of these results at actual exchange rates, we include analysis of the performance of our businesses based on constant exchange rates.

        We provide constant exchange rate analysis to give a year-on-year measure of changes in our financial condition and results of operations which excludes the effect of fluctuations in currency exchange rates because fluctuations are outside of our control and may distort our underlying performance and result. Changes of results at constant exchange rates as disclosed in this Annual Report are calculated by translation of results of the earlier year under discussion, at the euro average exchange rate of the latter year being discussed.

        Changes of results at constant exchange rates can be materially different to changes based on our reported results, because average exchange rates of the earlier year can be significantly different from average exchange rates of the latter year under discussion.

'Organic' sales analysis

        The 'organic' sales analysis presented in this Annual Report eliminates all factors that disturb a like-for-like comparison. In addition to the currency exchange rate movements discussed above, these factors include such items as acquisitions, divestments, variations in the number of working days and any movements between gross-based sales and net-based sales for similar activities from a customer perspective.

        We use 'organic' sales analysis, in conjunction with constant exchange rates analysis, to give a measure of the underlying year-on-year growth. The factors mentioned above can have a significant impact on a business segment's reported results. Their exclusion provides a useful insight into the underlying performance of the business segment and enables us to monitor the performance of both the underlying activities and acquired activities.

        Organic performance can be materially different to the reported performance of a business segment. In each instance where we present organic results, we also present a table which illustrates the basis on which the result is derived and a reconciliation to the nearest comparable GAAP measure.

Reclassification

        Corporate Express completed the sale of ASAP Software on November 2007. Previous years have been restated to present the ASAP Software business segment as a discontinued operation. For further information on this restatement, see Note 6 and Note 7 to the Consolidated Financial Statements.

Publications

This report complies with the regulations in the Netherlands regarding financial reporting and is also the basis of Corporate Express' Annual Report on Form 20-F. A cross-reference table to Form 20-F is included in this report on page 218. Exhibits to the Form 20-F will be filed with the SEC.

Presentation of financial and other information

        Corporate Express' financial statements have been prepared on the basis of the International Financial Reporting Standards ('IFRS'). A summary of our accounting policies is given in Note 2 to the Consolidated Financial Statements.

        Corporate Express' accounting policies under IFRS vary in certain respects from accounting principles generally accepted in the United States of America ('US GAAP').

        Corporate Express historically included a note in its financial statements explaining the effect that the application of US GAAP would have had on net result and shareholder's equity as reported under IFRS. On 21 December 2007 the U.S. Securities and Exchange Commission (SEC) approved rule amendments allowing foreign private issuers to issue financial statements without reconciliation to US Generally Accepted Accounting Principles (US GAAP) if they are prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The rule amendments apply to financial statements covering years ended after 15 November 2007. As the Corporate Express financial year ended on 31 December 2007, we will not longer present a reconciliation of IFRS to US GAAP.

        The euro is Corporate Express' reporting currency. Exchange rate information, including Noon Buying Rates in New York, is given on page 202.

        The use in this Annual Report of the terms 'we', 'us', 'our', the 'Corporate Express Group', the 'Group', 'Corporate Express' and the 'Company' refer to Corporate Express NV and its subsidiaries on a consolidated basis, except when otherwise specified.

        Amounts are rounded and hence (sub) totals may not therefore be equal to the arithmetic sum of the items composing such (sub) totals.

Documents on display

        Copies of this Annual Report and the documents referred to within this Annual Report are available for inspection upon request at the Corporate Express' Corporate Centre at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands (telephone +31 (0)20 651 11 11), on our website www.cexpgroup.com and the SEC's public reference room located at 100 F Street, NE, Washington, DC, 20549.

        In addition, Corporate Express' SEC filings are also available on the SEC's website at www.sec.gov.

ABOUT CORPORATE EXPRESS

Chief Executive's review	7
Key figures	9
Biographies Executive Board	11
Management structure	12

CHIEF EXECUTIVE'S REVIEW

        2007 was a year of significant changes. Changes which will determine the course of Corporate Express for many years to come.

        The changes we have made stem from the results of a strategic review which identified how Corporate Express could become a more operationally focused and sales driven organisation. As a result, we divested our software distribution business and changed the name of the company from Buhrmann to Corporate Express to better reflect our transformation into a truly global business-to-business player in the office supplies market. We have appointed new management and changed the operational structure of the Company to improve our execution and performance. I am confident that these changes will enable our Company to perform to its full potential and create growth and value for all our stakeholders, including our customers, employees and especially our shareholders.

        In my first message to you, I would like to explain the most important outcomes of the strategic review we commenced in March 2007.

        Firstly, having taken our pre-existing position into consideration, we have concluded that a stand-alone position as a global business-to-business player in the office products market is the best way to create long-term value for our business. We operate in an attractive market, we have a great trade name, an extensive assortment including highly rated private branded products and the confidence of our customers and suppliers. We have a strong infrastructure, leading logistical and eCommerce capabilities and excellent teams of people around the world.

        Secondly, although our long-term strategy is solid, we have to improve significantly our operational execution and performance in order to capitalise on our strong position. To achieve our full potential we need to 'Focus. Execute. and Deliver.'.

        We have to focus on getting the basics right. We need to grow sales by increasing our share of wallet, improving category offering, building a stronger mid-market position, and strengthening our geographic footprint.

        To improve our execution, we have to become a truly sales driven company helping our customers to focus their resources, energy and time on their core business. A newly formed Executive Management Group will ensure that we are much more operationally focused and closer to the business. They are already in the process of implementing organisational changes, centralising key support functions and re-directing marketing and sales groups.

        What delivers performance is the motivation and energy of our people to deliver satisfaction to our customers. We want to make it easy for them to choose the best products they need in their offices. We aim to help them to be more efficient and productive so they can focus on their core business instead of non-strategic tasks.

        These structural changes require a transformation of our company culture: we will change the way people work. Clear, specific targets and key performance indicators will be applied throughout the Company. Historically most of our businesses have shown sound growth profiles, as our European business is currently enjoying. With this in mind and with the North American business being stabilised and improving its organic growth, we feel comfortable that we are moving towards achieving our growth target of 6 percent average organic growth over the period 2008-2010 leading to an expected EBITDA of at least 7 percent for our Global Office Products, including overhead costs. While we are fully aware the economic outlook for 2008 is uncertain, we are confident our actions and strategic priorities put us in a robust position to outperform the market. We cannot expect that the financial results will immediately reflect the profound changes that are taking place in our Company but we anticipate that the results of our operational improvements will start to come through during 2008.

        Since becoming CEO on 1 October 2007, I have visited many of our operations, customers and shareholders around the world, explaining our strategic initiatives and recently announced changes. I am pleased to say that these audiences have been receptive to our 'Focus. Execute. Deliver.' approach.

        In spite of our strategy to continue on a stand-alone basis, on 19 February 2008 we received an unsolicited proposal by Staples to acquire the shares in our Company. We are of the opinion that this proposal significantly undervalues the company and fails to reflect Corporate Express' prospects. We do not believe the proposal is in the best interests of our shareholders and other stakeholders. We therefore rejected this proposal.

        I would like to recognise the contribution of my predecessor Frans Koffrie, who was in charge of the transformation of a diversified holding company into a focused global office products supplier. We are all grateful for what he has achieved, creating the springboard for the next phase of development for our Company.

        None of our achievements would be possible without the efforts of our employees, whom, on behalf of our boards, I would like to thank. I recognise that 2007 was a challenging year but the changes we have made position Corporate Express well for the next phase of its growth and create exciting opportunities and benefits for our shareholders, customers, suppliers and employees.

Peter Ventress
CEO

KEY FIGURES

        The following tables present key figures as of and for the years ended at 31 December 2007 and 2006. The key figures should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report. Additionally, please see the Group Financial Review in Chapter 2 starting on page 14 for a description of major events that may effect the comparability of the results of operations as presented below.

Income statement data	2007	2006
in millions of euro
Net sales from continuing operations(1)	5,631	5,497
Gross contribution	1,840	1,802
Operating result	201	223
Result before taxes	86	134
Taxes	3	[10]
Net result from continuing operations	89	124
Net result from discontinued operations	106	18
Net result total Group	195	142
Attributable to:
Holders of ordinary shares Corporate Express NV	178	123
Minority interests in Group companies	17	19

	195	142

Balance sheet data	2007	2006
in millions of euro, at period end
Goodwill(1)	1,420	1,531
Working capital	563	560
Total assets	3,799	4,178
Long-term borrowings	1,128	1,350
Total equity	1,583	1,527

Other data total Group	2007	2006
in millions of euro, at period end
A Net cash provided by operating activities	223	232
B Net cash from/used in investing activities	117	[381	]

A + B Cash flow available for financing activities	341	[149	]

(1)
Prior year data have been adjusted to reflect the fact that the ASAP Software business segment is reported as discontinued.

Per ordinary share	2007		2006
in euro, unless stated otherwise, at period end
Basic net result per share attributable to holders of ordinary shares Corporate Express NV	0.98		0.68
Number of ordinary shares outstanding at year-end (in thousands)	182,848		180,905
Dividend declared	0.21	(1)	0.21

(1)
Subject for approval of the Annual General Meeting of Shareholders.

2007 Result per division

BIOGRAPHIES EXECUTIVE BOARD

Peter Ventress

Function: CEO (as per October 2007), joined the Company in 1999

Responsibilities within Executive Board (as at 31 December 2007): Office Products US, Office Products Europe, Strategy, Investor Relations & Corporate Communications, General & Legal Affairs and Internal Audit

Nationality and year of birth: British, 1960

Education: Masters degree in Modern History and Modern Languages (Oxford University), MBA (Open University London)

Previous positions: 2007: Member Executive Board

2005: President Corporate Express Europe 1999-2005: Several management positions within Corporate Express

Before 1999: Management positions in U.K. paper merchanting companies

Shares held in the Company as at 31 December 2007: none(1)

(1)
On the date of this report, Mr Ventress holds 43,605 ordinary shares in the Company (see Remuneration Report).

George Dean

Function: Member Executive Board (as from 1998), joined the Company in 1990

Responsibilities within Executive Board (as at 31 December 2007): Office Products Australia, Office Products Canada, Printing Systems Division, Human Resources, Group Real Estate

Nationality and year of birth: British, 1947

Education: Bachelor of Science Honours degree in Chemical Engineering (University of Edinburgh)

Previous positions: 1996: President Paper Merchanting Division of the Company until its divestment in 2003

1990: MD of Howard Smith Paper Group Ltd

Before 1990: Wiggins Teape Group for a period of 21 years

Shares held in the Company as at 31 December 2007: none

        Frans Koffrie was President and CEO until 29 September 2007 and Mark Hoffman was Member of the Executive Board until 27 March 2007.

        George Dean will resign from the Executive Board after the Annual General Meeting of Shareholders in April 2008 and will retire from the Company in May 2008.

Floris Waller

Function: CFO (as from 1999), joined the Company in 1999

Responsibilities within Executive Board (as at 31 December 2007): Accounting & Control, Corporate Finance & Group Treasury, Corporate Tax & Pensions, Risk Management, Information Technology, Mergers, Acquisitions & Divestments, Holdings and (jointly with CEO) Investor Relations & Internal Audit

Nationality and year of birth: Dutch, 1958

Education: Masters degree in Business Economics, CPA degree (both Erasmus University, Rotterdam)

Previous positions: various financial management positions at Unilever over a period of 15 years

Shares held in the Company as at 31 December 2007: 4,235

MANAGEMENT STRUCTURE

Executive Management Group

Peter Ventress 1960, Chairman, Executive Board and CEO

Floris Waller 1958, Vice Chairman, Executive Board and CFO

George Dean 1947, Executive Board

Tim Beauchamp 1955, SVP Distribution Operations

Bauke Broersma 1952, SVP Personnel & Organisation ad interim

Peter Damman 1962, President Office Products Europe

Dick Dijkstra 1960, SVP Information Technology and CIO

Jay Mutschler 1952, President Office Products US

A vacancy exists for the SVP Merchandising & Marketing function

Corporate officers

Kees Bangma 1956, Corporate Finance & Group Treasury

Rutger Goldschmeding 1961, Accounting & Control

Roelof Hoving 1962, Corporate Tax & Pensions

Heidi van der Kooij 1962, General Counsel & Company Secretary

Major operations

Corporate Express US

Jay Mutschler 1952, President

Robert VanHees 1969, SVP Finance & Administration and CFO

Corporate Express Europe

Peter Damman 1962, President

Rob Peters 1966, SVP Finance & Administration and CFO

Corporate Express Australia

Grant Harrod 1962, Managing Director & CEO

Grant Logan 1952, CFO

Printing Systems

Carl Thomas 1947, President

Gerhard Nijhuis 1949, Financial Director

Internal Audit

Cor Zwart 1946

THE BUSINESS

About the Company	14
General information	14
Structure	14
History	15
Strategy	15
Industry context	16
Group Financial Review	20
Overview of business segments	35
Office Products	35
Printing Systems	46

ABOUT THE COMPANY

General information

        Corporate Express is one of the world's leading suppliers of office products to businesses (Business-to-business or B2B). With its proprietary distribution network spanning 32 countries (including strategic alliances and partners) across Europe, North America and Australia. Corporate Express believes that it is the leading B2B supplier of office products in the United States, Australia, Norway, Sweden, Germany and the Benelux, and is one of the top three suppliers of such products in the United Kingdom, Canada, New Zealand, Ireland and Austria. Although Corporate Express has a long history as a distribution and trading company, for the last decade it has focused its business on the supply of office products. This trend has been underlined by recent announcements of disposals of non-core businesses (ASAP Software and Veenman Germany) and acquisitions in key focus areas (ATG in Norway and Sweden, and Davenport in Canada). The decision to rename Buhrmann NV into Corporate Express NV in the spring of 2007 also reconfirmed our focus on office products. We also supply graphic equipment and related services. In July 2007 Corporate Express established a permanent presence in Hong Kong and China to facilitate direct sourcing of primarily privately branded office products from Asian manufacturers.

        In 2007, our nearly 18,000 employees, working from more than 350 locations in 21 countries, generated annual sales of €5.6 billion.

        In response to a growing demand from our customers, we offer a single-source supply solution, a 'one-stop-shop', that is designed to help customers streamline their purchasing efforts and reduce their total costs. We are also increasingly offering our customers other ranges of business products including non-traditional office products such as facility supplies, print & forms, educational supplies and promotional marketing items.

        The majority of our office products is sold through contracts with major companies with which Corporate Express has integrated eCommerce systems, including customised Internet sites. Over 45% of our office products are sold via eCommerce systems. eCommerce reduces customers transaction costs significantly and speeds up their ordering process by enabling them to select and order products on-line.

Structure

        Corporate Express NV, the parent company of a group of subsidiary companies, conducts its business on a global basis. Our significant subsidiaries are listed on page 196. All subsidiaries are directly or indirectly wholly owned by Corporate Express NV, except for Corporate Express Australia Ltd and its subsidiaries, in which Corporate Express owned 58.82% at year-end.

        Corporate Express reports its results in three office products regions, and the Printing Systems Division:

  •
  Corporate Express North America includes the activities of Corporate Express in the United States and Canada.

  •
  Corporate Express Europe, covers the activities of Corporate Express in 24 European countries, including strategic alliances and partners.

  •
  Corporate Express Australia consists of our fully consolidated business in Australia and New Zealand (58.82% share ownership)

  •
  The Printing Systems Division operates in six countries in Europe.

        The various office products businesses report to Corporate Express' newly formed Executive Management Group (EMG), which leads the company operationally. In addition to the Executive

Board members, the EMG consists of senior geographical and functional leaders. The Corporate Center, which is primarily located in Amsterdam, the Netherlands, supports the operations of the Group as well as the Executive Board. Corporate costs are reported as a separate activity.

History

        Corporate Express NV has evolved from the Koninklijke Nederlandsche Papierfabrieken NV (KNP), which was incorporated in 1875. In 1993 Koninklijke Nederlandsche Papierfabrieken NV merged with Bührmann-Tetterode NV and VRG-Groep NV. The resulting conglomerate, NV Koninklijke KNP BT (KNP BT) offered paper and packaging products, business services and a variety of other distribution activities. During 1997 and 1998, the packaging activities and the paper manufacturing subsidiaries were divested and the remaining business and distribution services were renamed Buhrmann NV.

        In 1999, Buhrmann expanded its office products activities with the acquisition of Corporate Express Inc., operating in North America, Europe and Australia and running a distribution business for office and computer supplies, office furniture, imaging and computer graphic supplies as well as desktop software (ASAP Software). In 2001, Buhrmann strengthened its office products activities with two acquisitions: the North American office products business of USOP and the European office products division of Samas. In 2000 the Information Systems Division was divested and in 2003 the Paper Merchanting Division was sold to the Australian-based PaperlinX to narrow our focus on the office products market.

        In 2006 and 2007, we made a smaller number of acquisitions, of which the most significant was the Scandinavian office products company Andvord Tybring-Gjedde (ATG), but it also included Coastwide Laboratories Inc in the USA, Educational Experience Pty Ltd in Australia, and Davenport in Canada. Finally, in 2007, Corporate Express divested its desktop software activities (ASAP Software, Inc.) and its German copier activities (Veenman Deutschland GmbH), and was renamed Corporate Express NV, confirming the Company's focus on office products.

Strategy

        As a services and distribution company, Corporate Express aims to provide a wide range of business products that are essential to our customers in their daily work. Corporate Express works on a business-to-business basis and use direct distribution to help our customers reduce their process related procurement costs. Corporate Express has a strong technological focus and use eCommerce systems, including customised Internet sites, to streamline the supply chain.

        Corporate Express is committed to delivering sustainable and profitable growth. Corporate Express aims to achieve this growth primarily organically by increasing market share in the large account segment which at 31 December 2007 accounted for approximately 80% of our sales, and by growing our mid-market share. In addition to sales growth, we believe that there is opportunity to strengthen our geographical footprint by acquisition across Europe and, potentially, there may be viable options in high growth emerging markets.

        Our initiative for growing sales and securing a greater share of our customers' expenditures is by focusing on selling our office products line of business to the full potential of our customers, and broadening our product range. We are meeting a wider set of our customer needs because we offer not only traditional office products, such as print and forms, promotional articles and furniture, but also non-traditional office products such as facility products and products from adjacent markets such as educational supplies. This helps to position Corporate Express as the preferred single-source supplier of our customers. Our innovative systems help streamline the ordering process, which reduces cost and the effort required to manage multiple suppliers, and brings productivity into the hands of our customers.

Corporate Express also believes that there is an increased trend among large companies to outsource non-strategic tasks and in this area our business has experienced growth.

        As we focus on generating profitable growth, we have also identified a number of ways to improve our margins. We have developed a successful range of private brand products, notably the Corporate Express brand, through which we deliver customers competitive alternatives to well-known branded products. Currently Corporate Express has approximately 25% of its global sales under its private brand.

        Additionally, our preferred supplier program is helping us to focus our procurement efforts on a reduced number of suppliers. This process is being reinforced by the establishment in July 2007 of a permanent presence in Hong Kong and Shenzhen, P.R. China to facilitate direct sourcing of primarily privately branded office products from Asian manufacturers. Corporate Express believes that this new infrastructure will help to better control the supply chain and reduce procurement costs. Corporate Express believes that it will also be able to directly influence manufacturers to become more environmentally conscious with regard to issues such as production, packaging and waste.

        For a discussion of the risks associated with the implementation of the Company's strategy, see pages 87 to 91.

Industry context

        Corporate Express does business primarily in the office products market. The office products market is relatively consolidated in the large account segment, but it is significantly fragmented in the mid-market and small office/home-office segments, that are characterized by many small and medium-size players. Corporate Express believes that in addition to the large account segment, the major players in the market, including Corporate Express, may have the opportunity to continue consolidating the markets, both through organic and acquisition-driven growth.

Market segmentation by channel

        The business consumable market is served by numerous players of all sizes and with a variety of business models. These include manufacturers of office products with direct distribution capabilities, paper merchants and other distributors with adjacent activities, supermarket chains, general department stores and copier resellers. With respect to dedicated distributors of office products, the market is divided into direct distributors, mail order andretail outlets. Corporate Express operates primarily as a direct distributor, using the brand name Corporate Express.

Direct distributors

        The direct distributors' channel is subdivided into larger and smaller players. The key differentiators are geographical spread and reliance on wholesalers, both for supply and maintaining inventories.

        Contract distributors (such as Corporate Express) primarily serve customers with a high number of office workers ('white collar'), often in several locations, mostly on the basis of exclusive multi-year contracts. Customers are generally guaranteed next day delivery, provided with advanced IT and eCommerce options, and given access to private brands. Due to the higher service levels and lower total costs of ownership that are offered, contract distribution is the most frequently used channel for medium-size and large companies in the office products markets.

        In the top segment of the market, which has traditionally been Corporate Express' core business, there are very few large players who are able to provide the required level of service. The range of products a single distributor supplies to customers in this segment is being extended. Transactional distributors generally serve medium and small business customers in a limited geographical area without formal contracts. Most of these companies are relatively small and carry a limited range of products in stock and use wholesalers extensively. Some of these distributors operate as 'stock-less dealers' relying entirely on wholesalers for their fulfillment.

Mail order

        Mail order—the distribution of catalogues, using database marketing-caters mainly to small- and medium-sized companies and private individuals. While their procurement and order fulfillment functions are similar to contract stationers, direct marketers offer a narrower assortment of products, sell primarily through catalogues rather than a direct sales force and generally use generic third parties to deliver products.

Retail outlets

        Retail outlets, which require locations accessible by individual customers, generally serve private individuals and small businesses. Customers obtain their products at the retail outlet, which often offers a somewhat different range of products than in the business-to-business channels. Activities in this channel require significant real estate positions including the related financial commitments.

Competitive factors

        Corporate Express operates in a highly dynamic and competitive marketplace, particularly because competition is not limited to market participants with a specific position in a channel. Also, within each channel there are multiple players who offer alternative solutions for the demand side of the market. More details of competition within our channels are provided in the sections on the Company's business segments.

        The three most significant competitive factors in the office products industry are service (ease of ordering, delivery speed and reliability), price and the efficiency created in terms of the customers' total procurement costs.

        Large players have a competitive edge in offering attractive pricing, IT capabilities, geographical footprint, private brands and a wide choice of products. However, service aspects such as fast and complete delivery can be achieved by players of any size, which ensures that competition remains vigorous.

        Product quality is less an issue since all distributors can carry or source the same or similar products. Private brand strategies are also designed to differentiate in this area.

        Our office supplies business competes successfully in these markets on the basis of its high quality information technology and logistics capability, its customised and value added services and the breadth of its assortment. These aspects aim to achieve benefits to customers in terms of managing the 'total cost of ownership' when procuring office products.

Seasonality

        Our sales correlate with white-collar employment and the average amount spent per employee. The sales of our consumable products have a strong relationship with the number of effective working days in a reporting period, in which the employees from our customers are at work. However, the sales of certain product categories of a more discretionary nature, such as furniture, do not closely correlate with the amount of working days.

Trends

        Customers seek increasingly to control the volume of office products purchased by centralising their contractual arrangements. At the same time, they also expect delivery to multiple locations at a local, regional, national or international level. Paying attention to the cost structure of our (potential) customers may lead to the customer deciding to outsource non-strategic tasks such as the procurement of office products.

        Therefore Corporate Express believes that large companies will increasingly see the benefits of using a single-source supplier. This allows them to consolidate purchasing power and to create efficiencies by eliminating the internal costs associated with complex, multiple deliveries, multiple invoices and varied ordering procedures. It also allows them to compare, monitor and manage purchasing patterns of departments, locations and business units.

        Major players in the industry, including our office supplies business, continue to invest in extensive information technology, eCommerce and logistic infrastructures. The low value per order, high order volume, dispersed ordering points and multiple delivery locations require a sophisticated and efficient infrastructure for fulfilling these requirements in an economically sensible way.

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

        Marketing is limited primarily to supporting the trade name, private product branding and promotional support of certain product categories.

Supplier relations and merchandising

        Most products are purchased directly from manufacturers, who deliver directly to Corporate Express' distribution or mixing centers. Lower volume items are sourced from various types of wholesalers.

        Our strategy has been to establish preferential relationships with certain suppliers who can offer mutually attractive supply chain economics, while reducing the number of products per category in our assortment.

        To further maximise its purchasing power, Corporate Express has been consolidating its purchases from key suppliers. This includes the sourcing of office products sold under private brand names. Our preferred supplier initiative increases our relevance to the suppliers with whom we do business. This leads to improved terms and conditions resulting in lower sourcing costs and working capital.

        In 2007, Corporate Express established a presence in Hong Kong and Shenzen, China, to facilitate the direct sourcing of office products from Asian manufacturers. Going forward, a substantial proportion of Corporate Express' privately branded products will be handled through this global sourcing organisation.

        Notwithstanding long term supplier relationships, Corporate Express is subject to short term price changes caused by fluctuating prices of commodities.

Information Technology and logistics

        Customers have visibility towards Corporate Express' product assortment through our online ordering systems and printed catalogues.

        Orders are placed via a variety of eCommerce systems or by traditional ways such as telephone, fax or mail. Corporate Express' larger distribution centres have an average of 10,000 stock keeping units. Orders for items in stock are routed to the appropriate distribution centre for order fulfillment. Orders for items that are not part of the regular stock are usually transmitted electronically to suppliers or wholesalers for delivery to our distribution centres or directly to customers.

        Corporate Express is usually able to acquire most items that are not available within its own inventory in the same ordering time frame as stock items. These are then shipped with the items in-stock. First time fill rates are generally around 98%.

        Corporate Express' advanced logistics system is key to its efficient distribution network, which allows for next-day delivery in all of its office products markets.

        In general, Corporate Express operates from a single regional distribution centre that supports multiple distribution break-points. A combination of owned vehicles and third-party delivery services is used to deliver office products.

GROUP FINANCIAL REVIEW

COMPARISON 2007 AND 2006

Major events in 2007 and 2006

        The Financial Review should be considered in light of the following, major events:

2007

        On 12 November 2007 we completed the sale of ASAP Software to Dell Inc. for a total consideration of US$353 million. After considering the impact of related transaction expenses and taxation, the transaction resulted in a gain of €97 million. The proceeds have largely been used to pay down debt.

        In October 2007 we announced the outcome of our strategic review and as a result have implemented a series of strategic initiatives and organisational changes designed to transform the Company into a more operationally focused and sales driven organisation.

        In July 2007 we announced the establishment of a permanent presence in Hong Kong and China to facilitate direct sourcing of primarily privately branded office products from Asian manufacturers.

        A number of smaller acquisitions were completed of which Davenport in Canada was the most significant.

2006

        In 2006, we announced the organisational restructuring of Corporate Express North America. The geographic profit centre approach was replaced by a product line and customer segment driven organisation. For this restructuring and the centralisation of back office functions in North America announced in 2005, provisions were recorded in 2006 which are presented as special items.

        In September 2006 the acquisition of Andvord Tybring-Gjedde (ATG), the leading office products group in the Nordic region, was completed. Total purchase consideration for the acquisition of ATG was €246 million, which was financed by borrowings under existing debt facilities.

        We also completed a number of smaller acquisitions in Europe, Australia and North America, of which Coastwide Laboratories Inc. in the USA and The Educational Experience Pty Ltd. in Australia were the most significant.

Critical accounting policies and estimates

        Our main accounting policies are set out in Note 2 to our Financial Statements. The accounting policies and estimates that are most critical in determining the presentation of operating results and financial condition and which require subjective or complex judgments from management are listed in Note 3 to our Financial Statements.

        Corporate Express' accounting policies under IFRS vary in certain respects from accounting principles generally accepted in the United States of America ('US GAAP'). On 21 December 2007 the Securities and Exchange Commission (SEC) approved rule amendments pursuant to which financial statements from foreign private issuers in the U.S. will be accepted without reconciliation to U.S. Generally Accepted Accounting Principles only if they are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). We prepare our financial statements in accordance with IFRS as issued by the IASB. The rule amendments apply to financial statements covering years ended after 15 November 2007.

Comparability

        On 12 November 2007, we completed the sale of ASAP Software to Dell Inc. Prior to the sale, ASAP Software was a separate business segment and as a result of the disposal, the financial statements have been adjusted with the results of operations of ASAP Software presented as 'net result from discontinued operations'. Therefore the historical statements included herein have been adjusted and reflect the continuing operations of Corporate Express to conform to this presentation.

        As of 1 January 2007, the activities of Graphic Systems and the Veenman copier businesses were combined in the business segment Printing Systems. The segment presentation has been adjusted accordingly (and retrospectively).

        As of 1 January 2007, postage expenses relating to the mailing activity in our print and forms business, which are reimbursed by our customers, have been accounted for on a 'gross' basis instead of on a 'net' basis, as was previously the case. As a result, 2007 reported sales, gross contribution and operating expenses all increased by €19 million or approximately 0.3%, 1.0%, and 1.1% respectively, compared to 2006.

Key figures

	2007	2006	Change in %	Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	5,631	5,497	2.4%	6.7%
Gross contribution	1,840	1,802	2.1%	6.4%
Operating expenses	[1,639 ]	[1,579 ]	3.8%	8.3%
Operating result	201	223	[9.7%]	[7.4%]
Gross contribution as a percentage of net sales	32.7%	32.8%
Operating expenses as a percentage of net sales	29.1%	28.7%
Operating result as a percentage of net sales	3.6%	4.1%

(1)
See 'Use of non-GAAP Financial Measures' on page 3.

        Our Global Office Products business suffered from the negative effects of the organisational changes in 2006 in the Office Products North America business segment combined with lower market growth rates and a higher degree of competitive pressure in North America. The decline in operating result of the Office Products North America business segment could only partially be offset by the significant improvement in the performance of the Office Products Europe business segment, specifically helped by strong sales growth in the Nordic region, due to in part the acquisition of ATG in 2006, and general economic growth in Europe. In addition, the Office Products Australia business segment contributed strong results, largely due to positive economic conditions in Australia, even though 2007 was mainly a year of consolidation.

        The operating result of the Printing Systems Division improved, due both to efforts to control costs and the generally positive investment climate in the printing sector.

Net sales

        Net sales for the Group increased by 2.4% to €5,631 million in 2007, from €5,497 million in 2006. At constant exchange rates, net sales increased by 6.7%; Global Office Products grew by 7.3% and the Printing Systems grew by 2.3% at constant exchange rates. Total net sales on an organic basis increased by 2%.

        Sales in the Office Products North America business segment increased 1% at constant rates. Continued economic uncertainty and increased (price) competition negatively impacted sales. Our net sales in the Office Products North America business segment were also impacted by the lingering effects of last year's reorganisation process. The Office Products Europe segment showed strong sales growth, helped by the acquisition of ATG in 2006, whereas Office Products Australia continued its very satisfying performance.

        We continued extending our product range and benefited from strong sales growth in facility supplies, document and print management and promotional products. Furniture sales suffered from reduced spending on discretionary items. Office Products Australia benefited from increased sales in educational supplies as a result of the acquisition of Educational Experience in 2006. Overall, we strengthened our positions in the strategic and large accounts segments while achieving modest growth in the mid-markets.

        The table presents a calculation, on an organic(1) basis, of the development of net sales for the Group.

	2007	2006		Change in %
in millions of euro, unless stated otherwise
Net sales	5,631	5,497

Effect of currency exchange rate movements		[238	]
Net sales at constant exchange rates	5,631	5,259		7%
Acquisitions and divestments	[38]	230
Adjustment for 'imputed sales'	7	28
Variation in the number of working days	26

Net sales on an organic basis	5,626	5,517		2%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Gross contribution increased from €1,802 million in 2006 to €1,840 million in 2007, an increase of 2.1% or 6.4% at constant exchange rates. Global Office Products increased by 7.2% and the Printing Systems Division declined by 1.4%. As a percentage of net sales, gross contribution decreased only slightly, from 32.8% in 2006 to 32.7% in 2007. The change in accounting for postage expenses that are reimbursed by our customers impacted gross contribution postively by €19 million.

        The regional office products business segments showed varying levels of performance. The gross contribution margin declined substantially in North America due to mainly difficulties in fully passing on supplier price increases, as well as (relative) stronger growth in lower margin customer segments (strategic and large) and lower margin product groups (facility supplies, computer supplies and paper). Both Office Products Europe and Australia, however, were able to improve their gross contribution margins. The Office Products Europe business segment benefited from the inclusion of ATG, and the success from pan-European merchandising and margin improvement initiatives. The Office Products Australia business segment benefited from sales of educational supplies. We were also able to further grow our share of own brand-sales; in North America we introduced a full range of writing instruments and discretionary items such as white boards.

Operating result

        Operating result of the Group declined 9.7% from €223 million in 2006 to €201 million in 2007. At constant exchange rates the decline was 7.4%. Operating result as a percentage of net sales decreased from 4.1% in 2006 to 3.6% in 2007. The decline was fully due to the weak performance in the Office

Products North America business segment. In the Office Products Europe and Office Products Australia business segments, we achieved strong growth of operating results.

        In North America the operating expense growth was limited to 2.0%, but when excluding the impact of the accounting change for postage expenses, operating expenses were equal to last year. Operating expenses developed satisfactory, largely due to cost saving initiatives, especially in non-sales related areas, however against a declining gross contribution. The operating expenses of the Printing Systems Division were favourably impacted by the positive result of €10 million on the sale of Veenman Germany. On the other hand, our consolidated operating results were negatively affected by increased expenses at the corporate level, primarily due to higher fees (mostly relating to the strategic review) and termination payments for departing board members. Corporate operating expenses, not allocated to the business segments, were €27 million in 2007 compared to €4 million in 2006. Total share-based payment charges amounted to €8 million in 2007 (€8 million in 2006) and were allocated to the business segments.

        Regarding pensions, total operating expenses included income of €21 million in 2007 and €22 million in 2006 mainly related to the financing portion (interest cost less expected return on plan assets) of the pension plan in the Netherlands, which is by far the largest defined benefit plan in the Group. Of this income approximately €18 million in 2007 and €20 million in 2006 is included in Corporate operating expenses relating to the inactive participants in this plan. The assumptions used to calculate the pension income and benefit obligations of this plan are listed in Note 22 of the Financial Statements. A change in the assumptions used to calculate the pension obligation and related costs (service cost and interest cost) resulted in a higher net pension income of approximately €2 million in 2007. The average expected rate of return on plan assets for the Dutch plan was 6.7% in 2007 and 6.6% in 2006. The actual return on plan assets of the pension plan in the Netherlands, after investment fees and administration expenses, was 2% in 2007 and 7% in 2006.

Special items included in operating expenses in 2007 and 2006

        In 2007, there were one-off costs (before tax) of €30 million. We incurred €22 million of one-off costs in the Office Products North America business segment, related primarily to personnel reduction at U.S. headquarters and investments in our logistics infrastructure. In the Office Products Europe business segment, we incurred one-off costs of €8 million, consisting of a €6 million million provision for the planned consolidation of our German distribution centres (including a provision for to be terminated lease obligations) and €2 million relating to a reorganisation programme for Corporate Express Italy. As part of Corporate expenses we recorded €5 million in relation to the termination of the contracts of Frans Koffrie, former CEO of Corporate Express NV, and Mark Hoffman, former President and CEO of Corporate Express North America. One-off cost of €5 million related to the reclassification of two defined contribution plans into a defined benefit plans in the Netherlands. The book profit on the sale of the Veenman Germany activities amounted to €10 million.

        In 2006, we recorded special items of €40 million. We incurred €35 million of one-off costs, such as double running and relocation expenses, for the centralisation of back-office functions and the streamlining of the organisation in North America. We also recorded €5 million of one-off costs for optimising our facilities in the Benelux and the further restructuring of Veenman Germany.

        Excluding these special items, operating expenses would have increased by 9.0% at constant exchange rates and operating result would have decreased by 9.1% on the same basis.

Financial items

	2007		2006
in millions of euro, unless stated otherwise
Financing expenses	[115	]	[96	]
Subsequent result from disposal of operations	—		7
Taxes	3		[10	]

Total financial items	[112	]	[99	]

Financing expenses related to refinancing

Other financing expenses

        In 2007 and 2006 no expenses were recorded relating to
refinancing activities.

	2007		2006
in millions of euro, unless stated otherwise
Cash interest expenses	[85	]	[74	]
Interest income	4		3
Dividend Preference Shares	[11	]	[11	]
Non-cash interest	[10	]	[10	]
Exchange results due to translation of long-term internal and external borrowings	[13	]	[4	]

Total other financing expenses	[115	]	[96	]

        Cash interest expenses in 2007 were up €10 million, as a result of increased capital need, following the acquisitions of ATG and Educational Experience, and a slightly increased average blended interest rate.

        Non-cash interest includes amortisation cost related to long-term borrowings, such as the imputed interest on the convertible bond, and amortisation of capitalised financing costs.

        The exchange results in 2007 and 2006 relate to translation differences on the mismatch between inter-company loans that do not qualify as permanent investments and the currency overlay for our external debt.

Subsequent result from disposal of operations

        In 2006 a pre-tax (non-cash) benefit of €9 million (€6 million net of tax) was recorded as an accounting consequence of transferring pension assets and liabilities from Corporate Express' Dutch pension fund following the divestment of our former Paper Merchanting Division in 2003. An amount of €1 million was released from provisions related to divestments of prior years.

Taxes

        Our international operations are subject to income taxes of different jurisdictions with varying statutory tax rates. Corporate Express' effective tax rate was 3% income in 2007 and 7% cost in 2006. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and expenses related to the Preference Shares A, as these dividends are non-tax deductible. For a detailed calculation of the effective tax rate, see Note 14 to the Financial Statements.

        The tax benefit of €3 million in 2007 includes a benefit of €30 million as the result of further recognition of deferred tax assets and releases of deferred tax liabilities. The tax expense of €10 million in 2006 includes a benefit of €3 million as the result of lower net deferred tax liabilities due to the enacted change of the tax rate in the Netherlands in fiscal year 2007 (from 29.6 to 25.5%). Further, the

2006 tax expense was reduced by €4 million following the assessment of the outcome of a tax dispute in Italy and by €2 million as result of the recognition of deferred tax assets due to, among other things, the increased funding level of the Dutch pension scheme.

Net result

	2007		2006
in millions of euro, unless stated otherwise
Operating result	201		223
Total financial items	[112	]	[99	]
Net result from continuing operations	89		124
Net result from discontinued operations	106		18
Net result total Group Attributable to:	195		142
—Holders of ordinary shares Corporate Express NV	178		123
—Minority interests in Group companies	17		19

        Minority interests represent the 41.2% (2006: 46.5%) share at year-end of third-parties in the net result of Corporate Express Australia Ltd. In April 2007, Corporate Express Australia completed an off-market share buyback. As a result of strong shareholder participation, the size of the original buyback target was increased from AU$50 million to approximately AU$90 million. In doing so, 16,984,761 of its fully paid ordinary shares were purchased at the buyback price of AU$5.30 per share. Corporate Express chose not to participate in the buy-back, thereby increasing its interest in Corporate Express Australia to 58.8%.

        Previously, following Corporate Express Australia's on-market share buy-back in 2006, Corporate Express had increased its share from 53.1% to 53.5%.

Net result from discontinued operations

        In the financial statements and other financial information included in this annual report on Form 20-F, business activities that were divested, are reported under discontinued operations in accordance with IFRS 5. As a result, Corporate Express' financial reporting is based primarily on continuing operations.

        In 2007, ASAP Software results are presented retrospectively in the line 'net results from discontinued operations', and cash flows are presented retrospectively as the line items 'net cash from operating/investing/ financing/discontinued operations'. See Note 6 to our Financial Statements. The result on the sale of the Veenman Germany business is presented as income under the line item 'other operating expenses', since due to its size it cannot be considered a discontinued operation.

        The income statements and cash flow statements have been adjusted for the comparative periods 2006-2005 to reflect discontinued operations. The individual lines of the income statement reflect only continuing operations of Corporate Express Group for all years presented.

Net result attributable to holders of ordinary shares

        The net result of €178 million attributable to shareholders of Corporate Express NV in 2007 translates to basic earnings per share of €0.98. Excluding the tax-adjusted impact of special items, exchange results due to the mismatch between inter-company borrowings and external borrowings as reported under net financing costs and amortisation of intangibles, net result in 2007 would have amounted to €124 million, compared to €151 million in 2006, an 18% decrease, representing €0.68 per ordinary share in 2007, compared to €0.84 in 2006.

        A dividend has been proposed of €0.21 per share.

Liquidity

        Corporate Express' liquidity requirements arise primarily from the need to fund the expansion of its business in the form of working capital requirements, capital expenditure and restructuring or similar projects. Corporate Express' primary source of liquidity is cash generated from operations. The following table sets forth the cash flow movements for the periods indicated.

	Twelve months ended 31 December
	2007		2006
in millions of euro, unless stated otherwise
Net cash from operating activities, continuing operations	227		188
Net cash from operating activities, discontinued operations	[5	]	45

A Net cash from operating activities total Group	223		232
Net cash from investing activities, continuing operations	121		[376	]
Net cash from investing activities, discontinued operations	[4	]	[5	]

BNet cash used in investing activities total Group	117		[381	]

A+B Cash flow available for financing activities	341		[149	]
C Net cash from financing activities	[365	]	103

A+B+C Net cash flow	[24	]	[45	]

Net cash provided by operating activities

        Operating result adjusted for non-cash items (such as depreciation of tangible fixed assets, amortisation of internally used software and intangible assets and additions/releases of provisions) was €27 million lower in 2007 than in 2006.

        Working capital increased by €22 million in 2007, compared to an increase of €68 million in 2006. As a percentage of net sales, working capital (four-quarter rolling average) increased to 11.0% as a result of increased inventory levels reflecting an extended supply chain due to the increased direct sourcing out of Asia and temporarily increased inventory related to changes in our distribution infrastructure.

        Profit tax payments were €1 million lower and other operational payments (such as for restructuring) were €10 million lower in 2007 compared to 2006. Payments regarding the defined benefit pension plans of €7 million were €6 million lower than in the previous year, as 2006 included an additional contribution in the U.K. scheme of £3.8 million.

        The net effect was an amount of €227 million of cash from operating activities, continuing operations in 2007, compared to €188 million in 2006. Net cash from operating activities, discontinued operations was negative €5 million in 2007 compared to positive €45 million in 2006.

Net cash used in investing activities

        Net capital expenditure of €82 million in 2007 was €8 million higher than in 2006 (€74 million). A significant portion of our capital expenditure relates to the development of information technology, eCommerce and logistics systems.

        Cash used for acquisitions and received from divestments amounted to an inflow of €203 million in 2007, compared to an outflow of €303 million in 2006. In 2007 we acquired Davenport in Canada, Møller & Landschultz in Denmark and some smaller acquisitions and divested of ASAP Software and

Veenman Germany. In 2006 the amount mainly related to the acquisition of ATG, and to a lesser extent to that of Coastwide Laboratories in the USA as well as a number of smaller acquisitions.

Net cash used in financing activities

        On 12 November 2007 we completed the sale of ASAP Software for a total consideration of US$353 million. The net proceeds have been used to pay down debt. Cash interest expenses in 2007 were up €13 million, as a result of an increased capital need, mainly due to acquisitions, and a slightly increased average blended interest rate. In 2006 Corporate Express acquired ATG for a total purchase consideration of €246 million, which was financed by borrowings under the existing debt facilities. In both 2007 and 2006 Corporate Express paid cash dividends on its Preference Shares A of €11 million.

        In 2007 Corporate Express paid €21 million of dividends on its ordinary shares (2006: €15 million) which is approximately 48% of the total dividend declared on ordinary shares. The dividend was paid out in stock or cash at the option of the shareholder.

        Payments to minority shareholders were €68 million in 2007 and €10 million in 2006. This includes dividends paid to minority shareholders of Corporate Express Australia and buy-backs by Corporate Express Australia of its own shares in which Corporate Express did not participate.

Net cash flow

        The resulting net cash flow was negative €24 million in 2007 compared to negative €45 million in 2006, reflected in the movements in net liquid funds.

Trend information

        In 2007, we revisited our strategy, made a number of changes in senior management and adressed most of the internal issues in our U.S. business. We started to implement a number of initiatives designed to re-focus and simplify our business. Our new strategic initiatives, announced in October 2007, will enable us to unlock the full potential of our Company. We cannot expect that the financial results will immediately reflect the profound changes that are taking place in our Company but we anticipate to see the results of our operational improvements coming through during 2008, while we are fully aware the economic outlook for 2008 is uncertain.

GROUP FINANCIAL REVIEW

COMPARISON 2006 and 2005

Major events in 2006 and 2005

        The Financial Review should be considered in light of the following major events:

2006

        See page 20 for major events in 2006.

2005

        On 31 March, the repurchase of all of the issued and outstanding Preference Shares C was completed for an aggregate purchase price of US$520 million in cash. To fund this transaction, Corporate Express issued 7 7/8% of Senior Subordinated Notes due 2015 (2015 Notes) with an aggregate principal amount of US$150 million in

        February 2005. An amount of €250 million was raised by a discounted rights issue of 39.3 million ordinary shares in March 2005.

        Another significant special item that was recorded in 2005 was the restructuring of customer care and back-office activities in North America.

Key figures

	2006	2005	Change in %	Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	5,497	5,118	7.4%	7.9%
Gross contribution	1,802	1,696	6.2%	6.7%
Operating expenses	[1,579 ]	[1,497 ]	5.4%	5.9%
Operating result	223	199	12.1%	12.6%
Gross contribution as a percentage of net sales	32.8%	33.1%
Operating expenses as a percentage of net sales	28.7%	29.3%
Operating result as a percentage of net sales	4.1%	3.9%

(1)
See 'Use of non-GAAP Financial Measures' on page 3.

Net sales

        Net sales for Corporate Express Group increased by 7.4% to €5,497 in 2006, from €5,118 in 2005. At constant exchange rates the increase was 7.9%. Net sales on organic basis increased 5%.

        Overall market conditions were favourable with higher levels of white-collar employment and increased average spend on office products per employee. However, economic growth in North America slowed during the second half of the year. Markets in Europe improved gradually during the course of the year with still significant differences between individual countries.

        We put more focus on the profitability of sales growth in the large account segment. We were pleased that our initiatives in the mid-market segment started to pay off. In North America, our internal focus on the streamlining of the sales activities impacted new business generation negetively resulting in a reduced organic growth rate in the last months of the year.

        The success of our product range extension was particularly reflected in strong sales growth in facility supplies, helped by the acquisition of Coastwide Laboratories in May of this year and improved performance in document and print management. In Australia we acquired Educational Experience, an educational supplies business, and also completed some other relatively small acquisitions. Our position in Europe was considerably strengthened by the acquisition of ATG, that has held a leading position in the Nordic region.

        Printing Systems Division doubled its operating result mainly by achieving 11.8% sales growth, while keeping costs under control.

        The table below presents a calculation, on organic(1) basis, of the development of net sales for the Group.

	2006		2005	Change in %
in millions of euro, unless stated otherwise
Net sales	5,497		5,118
Effect of currency exchange rate movements	—		[23]

Net sales at constant exchange rates	5,497		5,095	8%
Acquisitions and divestments	[155	]	25
Adjustment for 'imputed sales'	7		7
Variation in the number of working days	21		—

Net sales on an organic basis	5,370		5,127	5%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Gross contribution increased by 6.7% at constant exchange rates. As a percentage of net sales, gross contribution showed a decline from 33.1% in 2005 to 32.8% in 2006. Gross contribution was unfavourably impacted by price erosion following re-tendering and new contract wins in a very competitive market place and paper purchase price increases that could only be passed on to customers on a delayed basis as well as the negative mix impact of the change in product mix. Also, we experienced higher shares of lower margin large accounts and lower margin product categories such as computer supplies and an adverse business mix (i.e. strong growth in Printing Systems which realises relatively lower margin levels). These margin pressures could be partially offset by the benefits from our private brands and merchandising initiatives as well as overall margin management.

Operating result

        Operating result of the Group increased 12.1% from €199 million in 2005 to €223 million in 2006. At constant exchange rates the increase was 12.6%. Operating result as a percentage of net sales increased to 4.1%.

        The improvement in the operating result was due to an increase in the gross contribution of 6.7% at constant exchange rates, which was partially offset by an increase in operating expenses of 5.9% at constant exchange rates.

        Total share-based payment charges amounted to €8 million in 2006 (€7 million in 2005) and were allocated to the business segments. Corporate operating expenses, not allocated to the business segments, were €4 million in 2006 compared to €12 million in 2005, due to favourable pension income and lower incidental expenses.

        Regarding pensions, total operating expenses included income of €22 million in 2006 and €18 million in 2005 mainly related to the financing portion (interest costs less expected return on plan assets) of the pension plan in the Netherlands, which is by far the largest defined benefit plan in the

Group. Out of this income, approximately €20 million in 2006 and €17 million in 2005 is included in Corporate operating expenses, and relates to the inactive participants of the plan. The assumptions used to calculate the pension income and benefit obligations of this plan are listed in Note 22 of the Financial Statements. A change in the assumptions used to calculate the pension obligation and related costs (service and interest costs) resulted in a higher net pension income of approximately €2 million in 2006. The average expected rate of return on plan assets for the Dutch plan was 6.6% in 2006 and 7.0% in 2005. The effect of a lower rate on the expected return on plan assets, which is part of the calculation of net pension income, was offset by a higher fair value of the plans' assets in 2006 compared to 2005. The actual return on plan assets of the pension plan in the Netherlands, after investment fees and administration expenses, was 7% in 2006 and 15% in 2005.

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

        Excluding these special items, operating expenses would have increased 4.4% at constant exchange rates and operating result would have increased 19.8% on the same basis.

Financial items

	2006		2005
in millions of euro, unless stated otherwise
Refinancing expenses	—		[85	]
Other financing expenses	[96	]	[106	]
Subsequent result from disposal of operations	7		5
Taxes	[10	]	[12	]

Total financial items	[99	]	[198	]

Financial expenses related to refinancing

        In 2006 no expenses were recorded relating to refinancing activities. In 2005 Corporate Express placed the 2015 Notes, the proceeds of which were used to repurchase the Preference Shares C, together with a discounted rights issue which raised €250 million. The expenses related to the placement of the 2015 Notes and the discounted rights issue have been recorded as a deduction from the proceeds and have not been recorded in the income statement. The repurchase of the Preference Shares C resulted in a charge of €85 million in 2005. This special item constitutes the difference between the value paid and the book value of the liability and conversion option which were both recorded as debt.

Other financing expenses

	2006		2005
in millions of euro, unless stated otherwise
Cash interest expenses	[74	]	[64	]
Interest income	3		3
Dividend Preference Shares	[11	]	[19	]
Non-cash interest	[10	]	[8]
Exchange results due to translation of long-term internal and external borrowings	[4	]	[18	]

Total other financing expenses	[96	]	[106	]

        Cash interest expenses in 2006 were up €10 million, mainly as result of the financing of the acquisition of ATG. Non-cash interest includes amortisation cost related to long-term borrowings, such as the imputed interest on the convertible bond, and amortisation of capitalised financing costs.

        The exchange results in 2006 relate to translation differences in the mismatch between intercompany loans that do not qualify as permanent investments and the currency overlay for our external debt. The exchange results in 2005 include a similar mismatch, but relate predominantly to the Preference Shares C which were denominated in US$and translated into euro. The accrual for dividend on Preference Shares decreased due to the repurchase of the Preference Shares C in March 2005.

Subsequent result from disposal of operations

        In 2006 a pre-tax (non-cash) benefit of €9 million (€6 million net of tax) was recorded as an accounting consequence of transferring pension assets and liabilities from the Corporate Express Dutch pension fund, following the divestment of our former Paper Merchanting Division in 2003. An amount of €1 million was released from provisions related to the divestments of prior years. The release in 2005 of €5 million relates to our former subsidiary Kappa Packaging which was divested in 1998.

Taxes

        Our international operations are subject to income taxes of different jurisdictions with varying statutory tax rates. Corporate Express' effective tax rate was 6.8% in 2006 and 9.0% in 2005. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and expenses related to the Preference Shares A (and C in 2005), as these items are exempted from taxes. (For a detailed calculation of the effective tax rate, see Note 14 to the Financial Statements).

        The tax expense of €10 million in 2006 million includes a benefit as the result of lower net deferred tax liabilities due to the enacted change of the tax rate in the Netherlands as per fiscal year 2007 (from 29.6 to 25.5%). Further, the 2006 tax rate was positively influenced as a result of a favourable development of a tax dispute in Italy (€4 million) and a further recognition of deferred tax assets (€2 million) among others due to the increased funding levels of the Dutch pension scheme.

        In 2005, taxes include a €4 million benefit due to the further recognition of deferred tax assets.

Net result

	2006		2005
in millions of euro, unless stated otherwise
Operating result	223		199
Total financial items	[99	]	[198	]
Net result from continuing operations	124		1
Net result from discontinued operations	18		20
Net result total Group Attributable to:	142		21
—Holders of ordinary shares Corporate Express NV	123		2
—Minority interests in Group companies	19		19

        Minority interests represent the 46.5% (2005: 46.9%) share at year-end of third-parties in the net result of Corporate Express Australia Ltd. In April 2005, Corporate Express Australia completed its off-market share buy-back. A total of 6.3 million of its own shares was purchased for A$35 million. Corporate Express chose not to participate in the buy-back, thereby raising its interest in Corporate Express Australia to 53.1%. As a result of Corporate Express Australia's on-market share buy-back in 2006, Corporate Express' share increased further, from 53.1% to 53.5%.

Net result attributable to holders of ordinary shares

        The net result of €123 million attributable to shareholders of Corporate Express NV in 2006 translates to basic earnings per share of €0.68. Excluding the tax-adjusted impact of special items, exchange results due to translation of long-term internal and external borrowings as reported under net financing costs, and amortisation of intangibles, net result in 2006 would have amounted to €151 million, compared to €119 million in 2005, a 27% increase, representing €0.84 per ordinary share in 2006, compared to €0.71 in 2005.

        In line with the Dividend Policy, a dividend was proposed and paid of €0.21 per share.

Liquidity

        Corporate Express' liquidity requirements arise primarily from the need to fund the expansion of its business, working capital requirements, capital expenditure and restructuring. Corporate Express' primary source of liquidity is cash generated from operations. The following table sets forth the cash flow movements for the periods indicated.

	Twelve months ended 31 December
	2006		2005
in millions of euro, unless stated otherwise
Net cash from operating activities, continuing operations	188		216
Net cash from operating activities, discontinued operations	45		15

A Net cash from operating activities total Group	232		232
Net cash from investing activities, continuing operations	[376	]	[81	]
Net cash from investing activities, discontinued operations	[5	]	[5	]
B Net cash used in investing activities total Group	[381	]	[86	]

A+B Cash flow available for financing activities	[149	]	145
C Net cash from financing activities	103		[199	]

A+B+C Net cash flow	[45	]	[54	]

Net cash provided by operating activities

        Operating result adjusted for non-cash items (such as depreciation of tangible fixed assets, amortisation of internally used software and intangible assets and additions/releases of provisions) was €26 million higher in 2006 compared to 2005.

        Working capital increased by €68 million in 2006 in comparison with an increase of €30 million in 2005. As percentage of net sales, working capital (four-quarter rolling average) increased to 10.7%, as a consequence of the growth of our business and increased inventory levels reflecting an extended supply chain due to increased direct sourcing out of Asia.

        Profit tax payments were €2 million higher and other operational payments (such as for restructuring) were €10 million higher in 2006 compared to 2005. Payments regarding the defined benefit pension plans of €13 million were €4 million higher than in 2005, including an additional contribution in the U.K. scheme of £3.8 million.

        The net effect was a decrease of €28 million in cash from operating activities, continuing operations from €216 million in 2005 to €188 million in 2006. Discontinued operations delivered net cash from operating activities of €45 million in 2006 and €15 million in 2005.

Net cash used in investing activities

        Net capital expenditure of €74 million in 2006 was €16 million higher than in 2005 (€58 million). A significant portion of our capital expenditure represents the development of information technology, eCommerce and logistics systems.

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

Net cash used in financing activities

        In 2006 Corporate Express acquired ATG for a total consideration of €278 million (excluding debt and including fees a purchase consideration of €246 million) which was financed by borrowings under the existing debt facilities. Mainly as a result of the increased borrowings, interest payments in 2006 were up €13 million.

        In 2005, Corporate Express placed the 2015 Notes with an aggregate principal amount of US$150 million. The net proceeds of the 2015 Notes were US$142 million (€110 million), after deduction of transaction expenses. Corporate Express also executed a discounted rights issue which raised €239 million, after deduction of transaction expenses. The proceeds of the 2015 Notes and discounted rights issue were used to finance the repurchase of the Preference Shares C for US$520 million (€401 million).

        In both 2006 and 2005 Corporate Express paid cash dividends on its Preference Shares A of €11 million. All Preference Shares C were repurchased in 2005.

        In 2006 Corporate Express paid €15 million in dividends on its ordinary shares (2005 €12million) which is about 48% of the total dividend declared on ordinary shares. The balance was paid out as dividend in stock at the option of the shareholder.

        Payments to minority shareholders were €10 million in 2006 and €31 million in 2005. This includes dividends paid to minority shareholders of Corporate Express Australia and the buy-back by Corporate Express Australia of its own shares in both 2006 and 2005 in which we did not participate.

Net cash flow

        The resulting net cash flow was negative €45 million in 2006 compared to negative €54 million in 2005 which was reflected in the movements in net liquid funds.

OVERVIEW OF BUSINESS SEGMENTS

OFFICE PRODUCTS NORTH AMERICA

Introduction

        Headquartered in Broomfield, Colorado, Corporate Express North America is a leading business-to-business supplier of office products and related services in North America. Office Products North America includes the office products businesses of Corporate Express in the U.S. and Canada and the operations for promotional marketing (PROMO), document and print management (DPM) and imaging and computer graphic supplies (ICGS).

        Corporate Express North America manages a dynamic assortment of about 50,000 items from some 170 locations. It operates approximately 1,100 dedicated delivery vehicles and has around 10,000 employees, including 1,600 sales representatives.

Business strategy

        Corporate Express North America aims to consolidate its leading position in the large account business, which currently represents over 80% of sales. The business also aims to further increase sales in the very sizeable midmarket sector.

        The business continues to leverage its distribution channel by extending its product range, focusing in particular on the fragmented facility supplies market.

        Corporate Express North America is pursuing various sourcing initiatives including forming partnerships with key suppliers on a global basis in order to strengthen category management, utilise inherent purchasing power and expand private brands where it makes economic sense. The aim is to increase sourcing potential, brand awareness and customer loyalty as well as to improve margins.

Key figures

	2007		2006		Change in %		Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	2,967		3,187		[6.9%	]	1.0%
Gross contribution	969		1,074		[9.7%	]	[2.1%	]
Operating expenses	[886	]	[943	]	[6.0%	]	2.0%
Operating result	83		131		[36.8%	]	[31.7%	]
Gross contribution as a percentage of net sales	32.7%		33.7%
Operating expenses as a percentage of net sales	29.9%		29.6%
Operating result as a percentage of net sales	2.8%		4.1%

(1)
See 'Use of non-GAAP financial measures' on page 3.

Competition

        Corporate Express North America believes that customers in the office supplies market prefer to deal directly with large value-added office products suppliers. These can provide the lowest total cost of managing their office products needs, while guaranteeing high levels of service, convenience and rapid delivery. From this perspective, the largest competitors are the business services activities of OfficeMax, Office Depot, and Staples. These businesses—and many smaller, often regional, office products distributors and other businesses which are penetrating the office products market—compete for the contracts or other arrangements to sell office products to many of the same kinds of customers as Corporate Express does.

Comparison of 2007 and 2006

        As of 1 January 2007, postage expenses relating to the mailing activity in our print and forms business, which are reimbursed by our customers, have been accounted for on a 'gross' basis instead of on a 'net' basis, as was previously the case. As a result, 2007 reported sales, gross contribution and operating expenses all increased by €19 million or approximately 0.6%, 1.7%, and 2.0% respectively, compared to 2006.

Net sales

        Net sales of Office Products North America declined by 6.9%, from €3,187 million in 2006 to €2,967 million in 2007. The sales performance was strongly impacted by the weakening of the US dollar against the euro. At constant exchange rates, sales increased by 1.0%. On an organic basis, sales decreased by 1%. Continued economic uncertainty in North America combined with increased (price) competition had a negative effect on sales. Despite on average modest price inflation, certain product categories, such as paper, suffered from sharply higher prices. The U.S. office supplies market showed no growth, particularly due to reduced spending on discretionary items (such as white boards, beamers and furniture) and a decelerating growth of white-collar employment.

        Our net sales in the Office Products North America business segment were also impacted by the lingering effects of last year's reorganisation process. Management's attention is focused on adapting our U.S. operations to address the increasingly competitive market conditions and to improve our operating results by focusing on various sales activities.

        Organic sales growth recovered in the last quarter; we regained our strong position in the large accounts segment, while growth in de mid-market was still below average.

        We achieved strong sales growth in facility supplies, helped by the acquisition of Coastwide Laboratories in 2006, and by the launch of the Sustainable Earth product line, an environmentally friendly cleaning products with Green Seal Certification. Document and print management and promotional marketing products also performed well in 2007 with healthy sales growth. The reduced spending on discretionary items was most evident in our furniture business.

        We generated strong sales in Canada, winning market share in office supplies and furniture, at the time the local market was growing rapidly due to strong demand for natural resources. End of August 2007, we acquired Davenport, an office supplies and furniture distribution company based in Ontario.

        The table presents a calculation, on an organic(1) basis, of the development of net sales.

	2007		2006		Change in %
in millions of euro, unless stated otherwise
Net sales	2,967		3,187
Effect of currency exchange rate movements	—		[252	]
Net sales at constant exchange rates	2,967		2,935		1%
Acquisitions and divestments	[16	]	19
Adjustment for 'imputed sales'	7		28
Variation in the number of working days	9		—
Net sales on an organic basis	2,966		2,982		[1%	]

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Gross contribution declined by 2.1% at constant exchange rates. As a percentage of net sales, gross contribution decreased to 32.7% from 33.7%. The change in accounting for postage expenses that are reimbursed by our customers impacted gross contribution by €19 million positively. The decline was mostly due to difficulties in fully passing on supplier price increases. We also experienced a negative product mix, with higher shares of lower margin product groups such as facility supplies, computer supplies and paper, and relatively increased sales to lower margin strategic and large account customers. These margin pressures could partially be offset by the margin benefits from our private brands and preferred supplier initiatives. Private brands amounted to 31% of sales, helped by the success of a full range of writing instruments and discretionary items such as white boards.

Operating result

        Operating result declined due to lower sales volumes and price pressure that could only partially be offset by cost saving initiatives with respect to non-sales related activities and functions. In 2007, we recorded €22 million of one-off charges, primarily related to personnel reduction costs at our U.S. headquarters and investments in our logistics infrastructure. One-off and restructuring costs in 2006 amounted to €35 million.

        We also incurred integration expenses related to the acquisition of Davenport in Canada.

        Excluding the impact of the aforementioned one-off costs and the impact of the above mentioned accounting change for postage expenses, operating expenses were equal to last year at constant rates. Excluding these one-off items, operating result would have declined from €166 million in 2006 to €105 million in 2007.

Comparison of 2006 and 2005

Key figures

	2006		2005		Change in %		Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	3,187		3,048		4.4%		4.8%
Gross contribution	1,074		1,054		1.9%		2.2%
Operating expenses	[943	]	[911	]	3.5%		3.9%
Operating result	131		143		[8.2%	]	[8.3%	]
Gross contribution as a percentage of net sales	33.7%		34.6%
Operating expenses as a percentage of net sales	29.6%		29.9%
Operating result as a percentage of net sales	4.1%		4.7%

(1)
See 'Use of non-GAAP financial measures' on page 3.

Net sales

        Net sales of Office Products North America increased 4.4% from €3,048 million in 2005 to €3,187 million in 2006. At constant exchange rates, the increase was 4.8%. On an organic basis, sales increased 4%.

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

        We saw strong sales growth in facility supplies, helped by the acquisition of Coastwide Laboratories in May of this year, and profitability growth in document and print management. Canada showed a consistent strong performance and completed three minor acquisitions. Lastly, our promotional products company expanded in the U.K. with a small acquisition. Our private brands programme in North America represented 28% of the office products sales in 2006, compared to 25% in 2005.

        The table below presents a calculation of the development of sales on an organic(1) basis.

	2006		2005		Change in %
in millions of euro, unless stated otherwise
Net sales	3,187		3,048
Effect of currency exchange rate movements	—		[9	]
Net sales at constant exchange rates	3,187		3,038		5%
Acquisitions and divestments	[21	]	23
Adjustment for 'imputed sales'	7		7
Variation in the number of working days	16		—
Net sales on an organic basis	3,189		3,068		4%

(1)
See 'organic' sales analysis on page 4.

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

Operating result

        Operating result benefited from a higher gross contribution (albeit at a lower percentage of net sales) but was negatively impacted by one-off operating expenses, such as double running and relocation costs related to the organisational streamlining and centralisation of the North American operations. These one-off and restructuring costs amounted to €35 million in 2006 and €10 million in 2005. In the fourth quarter of 2005 we recorded a charge of €4 million to settle with the U.S. Department of Justice allegations that Corporate Express Office Products submitted false claims in connection with the sales of office products to U.S. government agencies that were from countries of origin not designated under the Trade Agreements Act.

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

OVERVIEW OF BUSINESS SEGMENTS

OFFICE PRODUCTS EUROPE

Introduction

        With its headquarter in Amsterdam, Corporate Express Europe is a major distributor of business-to-business office supplies. Together with its partners, it operates in 24 countries, forming a strong pan-European network. Business is mainly conducted under the name Corporate Express employing around 4,000 people operating from approximately 130 locations.

Business strategy

        Corporate Express Europe aims to grow its business through a 'differentiated sales approach', which means it tailors its sales strategy to the different types of customer the company is targeting. For example, an international account management approach is frequently used for large international companies, while direct marketing is more appropriate for small office and home office operations.

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

Competition

        The office products industry in Europe is highly fragmented with no single company accounting for more than 10% of the total market. Corporate Express Europe, which offers a wide variety of products and services, frequently competes against companies that focus on only a few products or categories of products within one or only a few countries or even regions. From a pan-European perspective, Corporate Express' principal competitors include Lyreco and Office Depot. In addition, Corporate Express faces competition from various direct marketing companies and, in many countries, relatively strong local distributors.

Comparison of 2007 and 2006

Key figures

	2007		2006		Change in %	Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	1,289		1,002		28.7%	28.6%
Gross contribution	433		315		37.5%	37.5%
Operating expenses	[401	]	[300	]	33.6%	33.5%
Operating result	32		15
Gross contribution as a percentage of net sales	33.6%		31.4%
Operating expenses as a percentage of net sales	31.1%		30.0%
Operating result as a percentage of net sales	2.5%		1.5%

(1)
See 'Use of non-GAAP financial measures' on page 3.

        As from 1 January 2007, the Veenman copier businesses were transferred from the Office Products Europe business segment to the Printing Systems business segment. 2006 results have been restated accordingly.

Net sales

        The European economy showed signs of sustained economic recovery with growing employment during 2007.

        Net sales generated by the Office Products Europe business segment increased 28.7%, from €1,002 in 2006 to €1,289 in 2007. Organic sales growth of 6% was driven by markets share gains in both our core markets, such as the Nordic countries, Germany, the Benelux and the U.K., as well as in smaller markets, such as Ireland. Italy and Austria, however, did not perform as well. Our leading position in the Nordic-region was further strengthened by the acquisition of the Danish distribution company Møller & Landschultz in the fourth quarter of 2007.

        Sales in the Nordic region amounted to €458 million, in Germany to €313 million, in the U.K. to €169 million and in the Benelux countries to €158 million.

        We achieved growth in net sales in all customer segments. Sales growth in the pan-European account segment was driven by landing new accounts. In addition, sales in the large account and mid-market segments (primarily in the Nordic countries, Germany and the U.K.) increased year-on-year by 23% and 47%, respectively. All product categories posted organic growth, with facility supplies (in the large accounts segment) and furniture (in Germany) doing particularly well.

        The table below presents a calculation of the development of sales on organic(1) basis.

	2007		2006	Change in %
in millions of euro, unless stated otherwise
Net sales	1,289		1,002
Effect of currency exchange rate movements	—		1
Net sales at constant exchange rates	1,289		1,002	29%
Acquisitions and divestments	[1	]	228
Variation in the number of working days	14		—
Net sales on an organic basis	1,302		1,230	6%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        The Office Products Europe business segment increased its gross contribution margin by 2.2%-point, benefiting from the inclusion of ATG (with strong sales of traditional office supplies) and the success from pan-European merchandising and margin improvement initiatives. Gross contribution increased 37.5% at constant rates, from €315 million to €433 million.

Operating result

        As a result of the strong sales growth combined with the substantial margin improvement, operating result increased from €15 million in 2006 to €32 million in 2007. Operating expenses increased 33.5% at constant rates due to the sales volume growth (including the full year impact of ATG) and the continued investments in IT harmonisation and the further build-up of centralised European resources. Operating expenses also include €8 million of one-off charges mostly related to the planned consolidation of our German distribution centres (including a provision for to be terminated lease obligations). In 2006 we recorded €3 million of one-off charges for optimising our facilities for Corporate Express in the Netherlands. Excluding these special charges, operating expenses increased 32.3% at constant rates and operating result would have improved from €18 million to €40 million.

Comparison of 2006 and 2005

Key figures

	2006		2005		Change in %	Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	1,002		840		19.2%	19.1%
Gross contribution	315		252		25.0%	24.8%
Operating expenses	[300	]	[253	]	18.5%	18.4%
Operating result	15		[1	]
Gross contribution as a percentage of net sales	31.4%		30.0%
Operating expenses as a percentage of net sales	30.0%		30.1%
Operating result as a percentage of net sales	1.5%		[0.2%	]

(1)
See 'Use of non-GAAP financial measures' on page 3.

Net sales

        Markets in Europe improved gradually during 2006 with still significant differences between individual countries. The Office Products Europe business segment was able to realise promising sales growth. This was underpinned by the acquisition of ATG, the leading office products group in the Nordic region, providing us with a stronger platform for profitable growth. In addition, we acquired the Spanish company Offiexpress in the first half of 2006, marking our entry in the Spanish market.

        Net sales increased from €840 million in 2005 to €1,002 million in 2006, an increase of 19.1% at constant exchange rates. Organically, net sales growth was 7%. Sales growth was driven mainly by the large account business while the mid-market performance started to improve in most product categories.

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

        Sales of ATG since the acquisition date amounted to €101 million which represented 11% growth over the period on a pro-forma basis.

        The table below presents a calculation of the development of net sales on an organic(1) basis.

	2006		2005	Change in %
in millions of euro, unless stated otherwise
Net sales	1,002		840
Effect of currency exchange rate movements	—		1
Net sales at constant exchange rates	1,002		840	19%
Acquisitions and divestments	[113	]	—
Variation in the number of working days	6		—
Net sales on an organic basis	895		840	7%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Gross contribution benefited from the acquisition of ATG, both in absolute and relative terms. Gross contribution increased 24.8% at constant exchange rates from €252 million in 2005 to €315 million in 2006. As a percentage of net sales, gross contribution improved significantly to 31.4% (versus 30.0% last year). In addition to higher margin levels realised by ATG, margin management across Europe and the success of our merchandising programme could more than offset the adverse impact of costs attached to acquiring new customers and negative mix effects such as relatively strong growth in Germany (where lower margin levels are achieved) and higher sales shares of lower margin computer supplies.

Operating result

        Operating result improved from a €1 million loss in 2005 to a profit of €15 million in 2006 (of which €7 million was attributable to ATG). Whereas gross contribution increased by 24.8%, operating expenses increased only 18.4% (mostly due to higher warehousing and delivery expenses related to higher sales volumes). Continued focus on cost control and benefits from various restructuring initiatives were partly offset by cost increases related to a further centralisation of European functions and the effects of cost inflation. We recorded special charges both in 2006 and 2005. In 2006 we recorded €3 million for optimising our facilities for Corporate Express in the Netherlands. In 2005, restructuring charges of €6 million were recorded related to the German furniture business and Corporate Express Benelux. Excluding these special charges, operating expenses increased 20% at constant rates and operating result would have improved from €5 million to €18 million.

OVERVIEW OF BUSINESS SEGMENTS

OFFICE PRODUCTS AUSTRALIA

Introduction

        Headquartered in Sydney, Office Products Australia is a leading business-to-business supplier of office, warehouse and factory essentials in Australia and New Zealand, operating under the brand name Corporate Express.

        Corporate Express Australia has over 2,500 employees, working from 50 locations (including 36 distribution centres). Corporate Express NV owns 59% of the shares of Corporate Express Australia Ltd. The remaining 41% are quoted on the Australian Stock Exchange (ASX).

Business strategy

        Corporate Express Australia's growth strategy is focused on being the single-source supplier of choice to gain a larger share of its customers' business. The business will achieve this by expanding its product range and geographic coverage through organic growth and acquisitions. Corporate Express Australia continues to expand its customer base by focusing on mid-market customers.

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

Comparison of 2007 and 2006

Key figures

	2007		2006		Change in %	Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	796		743		7.1%	5.1%
Gross contribution	258		232		11.3%	9.3%
Operating expenses	[193	]	[172	]	12.3%	10.3%
Operating result	65		60		8.4%	6.4%
Gross contribution as a percentage of net sales	32.4%		31.2%
Operating expenses as a percentage of net sales	24.3%		23.2%
Operating result as a percentage of net sales	8.1%		8.0%

(1)
See 'Use of non-GAAP financial measures' on page 3.

Net sales

        In an environment of ongoing economic growth, driven largely by demand for natural resources in Western Australia, Office Products Australia realised net sales growth of 7.1% or 5.1% at constant exchange rates. Organic sales growth was 2%, driven largely by strong sales of (educational) supplies following the successful acquisitions of Educational Experience in 2006 and Raeco in 2007. In addition, sales of facility supplies grew strongly. Selling these lines of business to existing office products customers highlights the success of our single source supplier concept. We continued to grow market share organically by expanding the amount of product sold to existing customers and expanding further into the medium and small-sized customer sectors.

        The table presents a calculation, on an organic(1) basis, of the development of net sales.

	2007		2006	Change in %
in millions of euro, unless stated otherwise
Net sales	796		743
Effect of currency exchange rate movements	—		14
Net sales at constant exchange rates	796		757	5%
Acquisitions and divestments	[6	]	19
Variation in the number of working days	—		—
Net sales on an organic basis	790		776	2%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Because of the high growth in sales of educational supplies and other positive product mix changes, the gross contribution margin improved strongly, from 31.2% to 32.4%. As a result of the margin improvement and the strong sales growth, gross contribution improved from €232 million in 2006 to €258 million in 2007, an increase of 9.3% at constant exchange rates.

Operating result

        Operating expenses increased 10.3% at constant rates, as a result of volume growth, growth in costs related to sales of services, and acquisitions. We expect that the ongoing implementation of project OneSource, which is designed to permit us to realise a more centralised and more efficient structure with consolidated purchasing and procurement, will lead to increased cost leverage.

        Operating result improved with 6.4% at constant rates, from €60 million in 2006 to €65 million in 2007.

Comparison of 2006 and 2005

Key figures

	2006		2005		Change in %	Change at constant rates(1)
in millions of euro, unless stated otherwise
Net sales	743		701		6.1%	8.3%
Gross contribution	232		216		7.6%	9.9%
Operating expenses	[172	]	[156	]	10.1%	12.4%
Operating result	60		59		1.0%	3.1%
Gross contribution as a percentage of net sales	31.2%		30.7%
Operating expenses as a percentage of net sales	23.2%		22.3%
Operating result as a percentage of net sales	8.0%		8.4%

(1)
See 'Use of non-GAAP financial measures' on page 3.

Net sales

        In an environment with favourable market conditions, Office Products Australia realised net sales growth of 8.3% at constant exchange rates. The net sales growth was attributable mainly to the good performance of facilities supplies, furniture and promotional marketing products. Selling these lines of business to existing office products customers highlights the success of our single source supplier concept. Additionally our performance was underpinned by an increasing presence in the mid-market. The IT business continued to shift away from low-margin large customers to the more attractive small and medium-sized customer segment. Thanks to the gains in the mid-market, traditional stationery products also showed a positive performance. A total of five acquisitions (including a strategically significant acquisition in educational supplies) with annualised sales of AU$60 million were completed. On an organic basis, net sales growth was 3%.

        The table presents a calculation, on an organic(1) basis, of the development of net sales.

	2006		2005		Change in %
in millions of euro, unless stated otherwise
Net sales	743		701
Effect of currency exchange rate movements	—		[14	]
Net sales at constant exchange rates	743		686		8%
Acquisitions and divestments	[21	]	10
Variation in the number of working days	[3	]	—
Net sales on an organic basis	720		696		3%

(1)
See 'organic' sales analysis on page 3.

Gross contribution

        Gross contribution improved from €216 million in 2005 to €232 million in 2006, an increase of 9.9% at constant exchange rates. Gross contribution as a percentage of net sales improved from 30.7% in 2005 to 31.2% in 2006 as a result of margin management initiatives and a better product mix (a lower share of low margin hardware and software products and relatively stable share of traditional office products) thereby more than offsetting competitive pressure resulting in lower margin levels following the retendering by customers.

Operating result

        Operating result increased from €59 million in 2005 to €60 million in 2006, an increase of 3.1% at constant rates. Operating expenses increased by 12.4% at constant exchange rates. Besides having additional expenses resulting from acquisitions, higher operating expenses resulted also from higher sales volumes. Office Products Australia implemented its initiative Project OneSource, aiming to reduce duplicate costs in the individual businesses, by moving from a regional to a functional structure. In 2006, some restructuring expenses were incurred for the implementation of OneSource.

OVERVIEW OF BUSINESS SEGMENTS

PRINTING SYSTEMS

Introduction

        Headquartered in Amsterdam, the Printing Systems Division consists of two related activities, Graphic Systems and the Veenman business. Graphic Systems is a leading value-added reseller of printing equipment and related services, supplies and spare parts. The activities of the Veenman business include selling and servicing printing equipment of hard copy and electronic documents to companies within the Netherlands. This division, which employs over 1,200 people, is active in Belgium, Greece, Italy, Luxembourg, the Netherlands and Spain. Graphic Systems is the largest independent distributor of industry-leading Heidelberg offset printing presses. It also offers customers digital pre-press equipment, such as scanners, computer-to-film, computer-to-plate equipment and finishing systems.

Business strategy

        Printing Systems seeks to leverage its position as a supplier of printing equipment. In order to reduce cyclicality, Printing Systems has developed its Triple S strategy, which involves offering customers a total solution to their printer-related needs. This strategy also reinforces long-term relationships with Printing Systems' customers.

Industry overview

        The market for graphic systems comprises three categories: (i) printing systems hardware, (ii) service contracts and (iii) consumables and software. In 2007, 68% of the industry's sales were attributable to hardware, and 32% of sales resulted from providing services, supplies and spare parts.

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

        The major trade show for the graphic arts industry, DRUPA, is held once every four years. DRUPA is a showcase for new technology and usually results in increased orders. The next DRUPA will be held in May 2008. The supplies market (film, plates and ink) is more fragmented and characterised by many small orders that need to be delivered at very short notice.

Competition

        Competition in this market is primarily driven by product quality, pricing, service and sales coverage. Corporate Express believes it has a strong advantage over its competitors in all of these areas.

        Good customer database management and knowledge of complex printing processes, combined with high-quality service and equipment, prevent competitors from entering these markets.

Comparison of 2007 and 2006

Key figures

	2007	2006	Change in %(1)
in millions of euro, unless stated otherwise
Net sales	578	565	2.3%
Gross contribution	179	181	[1.4%]
Operating expeneses	[147]	[159]	[7.8%]
Operating result	32	22	44.7%
Gross contribution as a percentage of net sales	30.9%	32.1%
Operating expenses as a percentage of net sales	25.4%	28.2%
Operating result as a percentage of net sales	5.5%	3.9%

(1)
In the Printing Systems business segment the changes at constant exchange rates are the same as in actual rates as the business is only conducted in euro.

        As of 1 January 2007, the activities of Graphic Systems and the Veenman copier businesses were combined in the Printing Systems business segment. Results have been restated accordingly.

Net sales

        Benefiting from the upward trend in the investment cycle in the printing sector, the Printing Systems business segment achieved strong results, characterised by strong machine sales and good cost control. Order intake improved despite the fact that customers may have postponed orders in the run-up to the international print media trade fair in Düsseldorf, Germany (DRUPA), which is taking place every four years (the previous DRUPA was in 2004). Net sales increased by 2.3% from €565 million in 2006 to €578 million in 2007. All Graphic Systems' operating companies reported healthy sales growth, driven primarily by replacement sales of printing presses. In 2007, Triple S (supplies, spare parts and services in Graphic Systems) sales accounted for 32% of sales and showed sales growth of 2%, which was primarily driven by market share gains in our supplies business.

        The sale of Veenman Germany was completed per late October 2007, but economic ownership, as contractually agreed upon, moved to Konica Minolta on 31 May 2007.

        The table presents a calculation, on an organic1 basis, of the development of net sales.

	2007	2006	Change in %(1)
in millions of euro, unless stated otherwise
Net sales	578	565
Net sales at constant exchange rates	578	565	2%
Acquisitions and divestments	[15]	[36]
Variation in the number of working days	3	—
Net sales on an organic basis	566	529	7%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Gross contribution was €179 million in 2007 compared to €181 million in 2006, a decrease of 1.4%. As a percentage of net sales, gross contribution was 30.9% in 2007 compared to 32.1% in 2006. The decline was due to a higher share of machinery sales with lower gross margin levels than Triple S sales. Also the sale of Veenman Germany impacted the gross contribution development negatively.

Operating result

        Operating expenses were well-controlled and declined by 7.8% (including the impact of the sale of Veenman Germany). As a percentage of sales, operating expenses declined from 28.2% to 25.4%. As a result, operating result increased by 44.7%, from €22 million in 2006 to €32 million in 2007.

Comparison of 2006 and 2005

Key figures

	2006	2005	Change in %(1)
in millions of euro, unless stated otherwise
Net sales	565	529	6.9%
Gross contribution	181	175	3.4%
Operating expeneses	[159]	[165]	[3.5%]
Operating result	22	11	110.8%
Gross contribution as a percentage of net sales	32.1%	32.2%
Operating expenses as a percentage of net sales	28.2%	31.1%
Operating result as a percentage of net sales	3.9%	2.0%

(1)
In the Printing Systems business segment the changes at constant exchange rates are the same as in actual rates as the business is only conducted in euro.

        As of 1 January 2007, the activities of Graphic Systems and Veenman copier businesses were combined in Printing Systems business segment. Results have been restated accordingly.

Net sales

        Net sales increased by 6.9% from €529 million in 2005 to €565 million in 2006. Although the investment climate was slightly improving, we witnessed a recovery at a slower pace than in previous cyclical recoveries. Order intake in 2006 developed well. Nevertheless, sales in the graphics industry were driven by replacements rather than capacity expansion. In 2006, Triple S (supplies, spare parts and services in Graphic Systems) sales accounted for 34% of sales and showed sales growth of 8%, which was primarily driven by market share gains in our supplies business.

        The table presents a calculation, on an organic1 basis, of the development of net sales

	2006	2005	Change in %(1)
in millions of euro, unless stated otherwise
Net sales	565	529
Net sales at constant exchange rates	565	529	7%
Variation in the number of working days	3	—
Net sales on an organic basis	568	529	7%

(1)
See 'organic' sales analysis on page 4.

Gross contribution

        Gross contribution was €181 million in 2006 compared with €175 million in 2005, an increase of 3.4%. As a percentage of net sales, gross contribution was 32.1% in 2006 compared to 33.2% in 2005. The decline was due to a higher share of machinery sales with lower gross margin levels than Triple S sales.

Operating result

        As a result of the higher sales level and resulting gross contribution, operating result doubled in 2006, from €11 million in 2005 to €22 million. Furthermore, the business segment's operating costs remained well-controlled; operating expenses decreased by 3.5%, a decline as a percentage of net sales from 31.2% to 28.2% as the increased sales level was realised with slightly reduced headcount following a continuing emphasis on efficiency in all aspects of the business. We recorded special charges both in 2006 and 2005 related to Veenman Germany. Excluding these special charges, operating expenses decreased 3% at constant rates and operating result would have improved from €12 million to €24 million.

CORPORATE GOVERNANCE

Introduction	51
Executive Board	51
Supervisory Board	53
Regulations concerning securities	56
Indemnification of members of the Executive Board and Supervisory Board	56
The General Meeting of Shareholders	57
Description of share capital and Articles of Association	60
Provision of information	64
Audit of financial reporting and role of internal and external auditors	65
Compliance with the Dutch Corporate Governance Code	66

CORPORATE GOVERNANCE

        This chapter describes our corporate governance structure and certain of the provisions of our Articles of Association and Dutch law.(1) The corporate governance principles we employ are documented in the Articles of Association of the Company and policy documents published in the 'Corporate Governance' section of the website of the Company (www.cexpgroup.com). They will be reviewed and amended when deemed necessary.

(1)
This description is only a summary and does not purport to be complete and is qualified in its entirety by reference to our Articles of Association and Dutch law.

Introduction

        Corporate Express NV is a public limited company ('naamloze vennootschap'), incorporated on 6 January 1875 under Dutch law and is the parent company of the Corporate Express Group. We endorse the importance of good corporate governance, which is understood to include honest and transparent actions on the part of management, correct supervision thereof and the acceptance of responsibility for that supervision.

        The Company is required to comply with, inter alia, Dutch corporate governance rules, the U.S. Sarbanes-Oxley Act, New York Stock Exchange rules and related regulations, each insofar as applicable to the Company. This report addresses the Company's overall corporate governance structure and states to what extent it applies the provisions of the Dutch Corporate Governance Code (the 'Code') of 9 December 2003.

        A summary of significant differences between the Company's corporate governance structure and the New York Stock Exchange corporate governance standards is published on the Company's website.

        The Executive Board and the Supervisory Board are responsible for the corporate governance structure of the Company and are of the opinion that all of the principles of the Code are endorsed and the vast majority of the best practice provisions are applied. Some best practice provisions of the Code are not or not fully applied and the reasons for these deviations are set out hereinafter. A summary of best practice provisions that are not (fully) applied by the Company may be found on page 68.

        At the Annual General Meeting of Shareholders (AGM) held on 29 April 2004, the Executive Board and the Supervisory Board reported on the corporate governance structure of the Company. At the AGM held on 14 April 2005, further changes made to the corporate governance structure were discussed.

        No material changes were made to the corporate governance structure during 2007. In 2008 the By-Laws of the Supervisory Board were changed with respect to the maximum number of Board memberships a Supervisory Board member may have (see paragraph 'Independence, expertise, composition and term of appointment' below). The provision regarding the discretion of the Supervisory Board to employ its own advisors was also elaborated.

        Substantial changes in the corporate governance structure will be submitted to the General Meeting of Shareholders for consideration.

Executive Board

General

        The executive management of Corporate Express is entrusted to its Executive Board under the chairmanship of the Chief Executive Officer (CEO). The Executive Board currently consists of three members. After the resignation of George Dean in April 2008, the Executive Board will consist of two members. The members of the Executive Board have collective powers and responsibilities. They share responsibility for managing the Company, determining and deploying its strategy and policies, achieving its objectives and results and developing a sound personnel policy. For practical purposes the Executive Board has adopted a division of responsibilities indicating the functional and business areas monitored and reviewed by the individual members. The Executive Board is accountable for the performance of its assignment to the Supervisory Board and to the General Meeting of Shareholders. In discharging its duty, the Executive Board focuses on the interests of the Company, taking into consideration the interests of its shareholders and other capital providers, employees, customers and suppliers. No member of the Executive Board was elected pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others. The Executive Board follows the By-Laws of the Executive Board, which are published on the Company's website.

        In its responsibility for the day-to-day office products business of the Group and the execution of the Group strategy, the Executive Board is assisted by the Executive Management Group, which was formed after an announcement made on 1 October 2007 and which will lead the Company operationally from 1 January 2008 onwards. The Executive Management Group consists of the members of the Executive Board, senior geographical and functional leaders (see Report of the Supervisory Board).

        Individual data on the members of the Executive Board and Executive Management Group is published on pages 11 and 12.

Risk management approach

        The Executive Board is responsible for ensuring compliance with all relevant legislation and regulations. It is responsible for proper financing of the Company and for managing the risks attached to the Company's activities. The Executive Board reports on and accounts for internal risk management and control systems to the Supervisory Board and the Audit Committee.

Term of appointment

        The members of the Executive Board, appointed prior to 2004, are appointed indefinitely. Our policy is that these appointments cannot be changed unilaterally by the Company into fixed-term positions. New members of the Executive Board will be appointed for a term of four years, provided that market circumstances so permit. In April 2007, Peter Ventress was appointed member of the Executive Board for a term of four years. The composition of the Executive Board, its performance, as well as the performance of individual members of the Executive Board is reviewed annually by the Supervisory Board.

Determination and disclosure of remuneration of the Executive Board

        The Remuneration Report compiled by the Supervisory Board explains the Company's remuneration policy for members of the Executive Board and discloses the structure and amount of compensation for individual Executive Board members (see pages 78 to 87). The remuneration policy presented in the Remuneration Report was adopted by the 2004 AGM and amended by the 2006 AGM. Any material amendments to the remuneration policy will be submitted for adoption to the General Meeting of Shareholders.

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

        The remuneration structure, including severance pay, aims to support the interests of the Company in the medium and long term. It does not encourage members of the Board to act in their own interests and neglect the interests of the Company, and it does not 'reward' failing Board members upon termination of their employment.

        The Company does not grant personal loans, guarantees or the like to members of the Executive Board and no such (remissions of) loans and guarantees are outstanding as per 31 December 2007.

Severance pay

        The contracts with members of the Executive Board which were appointed before 2007 state that a fixed severance payment will be made in the event of involuntary dismissal. Involuntary dismissal is defined as employment that is terminated as a result of an acquisition of the Company or when actual control of the Company passes into other hands ('change of control'). It can also occur as the result of a reorganisation, termination of the Company's activities or other circumstances that cannot be considered as unsatisfactory performance on the part of the Board member concerned. In such cases, an amount of three times the annual fixed salary will be paid. Accumulation of pension and certain pre-defined other deferred income will also continue for a period of three years. We believe that this provision ensures that the Executive Board can fully concentrate on the interests of the Company and those associated with the Company when evaluating a possible merger, acquisition or reorganisation. However, it has been determined that this provision will not be included in the contracts of new members of the Executive Board appointed from 2007 and accordingly Peter Ventress' contract does not include such a provision.

        For other dismissal situations, no fixed severance payment has been arranged with the members of the Executive Board. Corporate Express will consider each case separately and pay an amount of compensation that it feels is reasonable based on the reason for the termination, the age of the person in question and the duration of employment. In some cases, this amount could exceed the compensation mentioned in the Code. An important factor will be how well a Board member has performed his duties.

Conflicts of interest

        In compliance with the Code, the Company has formalised strict rules to avoid conflicts of interests between the Company and members of the Executive Board. The Supervisory Board must approve all decisions about transactions in which conflicting interests of Executive Board members are involved and transactions which are of material significance for the Company and/or members of the Executive Board. No conflicts of interest were reported in 2007.

Supervisory Board

General

        The Supervisory Board supervises the policies of the Executive Board and the general course of affairs of Corporate Express and advises the Executive Board on these matters. In doing so, the Supervisory Board is guided by the interests of the Company and the relevant interests of the Company's stakeholders. The Supervisory Board supervises and advises the Executive Board in performing its management tasks and setting the direction of the Group's business, including:

  •
  achievement of the Company's objectives;

  •
  the strategy and risks inherent in the business activities;

  •
  the structure and operation of the internal risk management and control systems;

  •
  the financial reporting process; and

  •
  compliance with legislation and regulations.

        Major decisions and the Group's strategy are discussed with the Supervisory Board. In its report, the Supervisory Board describes its activities in the financial year, the number of (committee) meetings and the main items discussed.

        Individual data on the members of the Supervisory Board are published on pages 73 and 74.

Independence, expertise, composition and term of appointment

        The Supervisory Board, in the two-tier corporate structure under Dutch law, is a separate body that is independent of the Executive Board. The Supervisory Board considers all of its members to be independent as defined in the By-Laws of the Supervisory Board and in the Code. No member of the Supervisory Board was elected pursuant to any arrangement or understanding with major shareholders, customers, suppliers or others. No member of the Supervisory Board can also be or is a member of management and no family relatives of the Supervisory Board are part of management.

        The By-Laws of the Supervisory Board that are published on the Company's website stipulate the qualification requirements for individual members of the Supervisory Board and the requirements for the composition of the Supervisory Board. They require that every Supervisory Board member be qualified to assess the broad outlines of the overall policy of Corporate Express and have the specific expertise that is necessary to fulfil his or her duty. They also require that the Supervisory Board be composed in such a way that it can carry out its duties properly and that the reappointment of a Supervisory Board member will only take place after careful consideration.

        The Supervisory Board must consist of at least three members according to its By-Laws of the Supervisory Board and currently consist of six members, including a Chairman and Vice Chairman. Pursuant to a change in the By-Laws of the Supervisory Board made in February 2008, members of the Supervisory Board shall not have more than five supervisory board memberships in Dutch listed companies as recommended by the Code. The By-Laws of the Supervisory Board also determine that a Supervisory Board member should limit the number and nature of his other positions (whether or not they are supervisory board positions in Dutch listed companies) so as to ensure satisfactory performance of his duties as a Supervisory Board member. This policy is reviewed in the annual performance evaluation of the Supervisory Board.

        Members of the Supervisory Board are appointed for a period of four years and may serve on the Board for a maximum of three four-year terms.

Composition and role of the Committees of the Supervisory Board

        The Supervisory Board, while retaining overall responsibility, has delegated certain tasks to an Audit Committee and a Compensation, Nominating and Corporate Governance Committee ('CNCG Committee'). Specific information about the committees, including the Committee Charters, is published on the Company's website. The main purpose of these Committees is to prepare the foundations which support the decision-making processes of the Supervisory Board. In its report, the Supervisory Board describes the duties of the Committees that have been carried out in the financial reporting year.

        The Supervisory Board can delegate certain authorities to its Committees. This delegated authority is limited to a maximum of one year and can be renewed if deemed necessary. The respective Committee reports to the Supervisory Board the decisions it has made on the basis of such delegation. The Supervisory Board remains collectively responsible for decisions prepared by the Committees.

Audit Committee

        The Audit Committee consists of at least three members of whom at least one should qualify as a financial expert as defined in the Audit Committee Charter. Currently two of the three members of the Audit Committee (Mr Izeboud and Mr De Swaan) qualify as financial experts, and all members of the Audit Commitee qualify as 'independent' as defined in the By-Laws of the Supervisory Board.

        The Audit Committee assists the Supervisory Board in fulfilling its oversight responsibilities in relation to:

  •
  the Company's accounting and financial reporting practice, policies and procedures (including judgments and estimates, significant reporting issues, material adjustments and the robustness of the processes);

  •
  the quality of the Company's internal control systems and risk assessment (understanding the risks the Company is exposed to and how they are effectively dealt with, and oversight of the internal audit function);

  •
  the quality of the disclosure controls and procedures;

  •
  the integrity of the financial statements; and

  •
  the performance and evaluation (including its independence) of the external auditor and advice on the replacement of the external auditor.

        The meetings of the Audit Committee are attended by the Company's Chief Financial Officer, the Director Accounting & Control, the Director Internal Audit, the external auditor and other individuals if and when required. The Chief Executive Officer attends the meetings whenever deemed appropriate by the Audit Committee or by himself.

        The Audit Committee has been delegated authority to take independent decisions about the approval of the services from the external auditor as set forth in the 'External Auditor Policy' that is published on the Company website. Considering their significant interest to the Company, matters concerning Corporate Express' financing are an integral part of the meetings of the Supervisory Board.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee)

        The CNCG Committee consists of at least three members and assists the Board with the following tasks:

  •
  drafting the remuneration policy for members of the Executive Board;

  •
  drafting the Remuneration Report;

  •
  making proposals for remuneration of individual members of the Executive Board;

  •
  reviewing share-based compensation schemes;

  •
  assessing the composition and performance of the Executive Board and the Supervisory Board and advising on selection criteria and appointment procedures;

  •
  reviewing the succession plan, evaluation process, selection criteria, appointment procedures and compensation structure of the Company's top management; and

  •
  advising on the development and implementation of corporate governance guidelines.

        Given the size of the Supervisory Board, it was decided to combine the tasks in the area of Board nomination, remuneration policy and corporate governance policy into one Committee. The Supervisory Board considers it important that the Chairman of the Supervisory Board is closely involved with the appointment and reappointment of members of the Supervisory Board and the Executive Board and with the corporate governance structure, two of three areas that are part of the CNCG Committee's duties. For this reason, the CNCG Committee is chaired by the Chairman of the Supervisory Board. The CNCG Committee cannot be chaired by a Supervisory Board member who is also a member of an executive board of another Dutch listed company or who is a former member of the Executive Board of the Company.

Remuneration of the Supervisory Board

        The General Meeting of Shareholders determines the remuneration of the Supervisory Board members. The remuneration of a Supervisory Board member is not dependent on the results of the Company. The Remuneration Report (see pages 86 and 87) contains information on the level and structure of the remuneration of individual Supervisory Board members.

Conflicts of interest

        In compliance with the Code, the Company has formalised strict rules to avoid conflicts of interest between the Company and members of the Supervisory Board. Decisions to engage in transactions in which interests of Board members play a role, which have a material significance for the Company and/or for the Board members concerned, require approval by the Supervisory Board. The Supervisory Board is responsible for taking decisions on handling conflicts of interest between the Company and members of the Executive Board and Supervisory Board, major shareholders and the External Auditor. No conflicts of interest were reported in 2007.

Regulations concerning securities

        The Regulations regarding the Ownership of and Transactions in Securities by Executive Board members and Supervisory Board members ('the Regulations concerning Securities') apply to securities of companies listed in the Netherlands, other than the Company. We do not apply the best practise provision of the Code in so far as it provides that at least once per quarter all Board members need to give notice to the Compliance Officer of the Company of any changes in their holdings of securities in Dutch listed companies (other than the Company). We believe that applying these provisions would create a cumbersome administrative burden. In the performance of their tasks, members of the Company Supervisory Board and Executive Board do not generally receive price-sensitive information about other Dutch listed companies. All Board members have the responsibility to behave ethically and to comply with applicable laws and regulations, including insider trading rules of the Company that prohibit, inter alia, trading in shares in companies about which they possess price-sensitive information. The Regulations concerning Securities are posted on our website in the By-Laws of the Executive Board and Supervisory Board.

Indemnification of members of the Executive Board and Supervisory Board

        Unless the law provides otherwise, the members of the Executive Board and of the Supervisory Board shall be reimbursed by the Company for various costs and expenses, such as the reasonable costs of defending claims, as formalised in the Articles of Association. In certain circumstances, described in the Articles of Association, such as an act or failure to act by a member of the Executive Board or a member of the Supervisory Board that can be characterised as gross negligence ('grove nalatigheid'), wilful misconduct ('opzet') or intentional recklessness ('bewuste roekeloosheid'), there will be no entitlement to this reimbursement. The Company has also taken out Directors & Officers liability insurance for the persons concerned.

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

        Pursuant to the Articles of Association, each share of capital stock is entitled to one vote, such that each share of Preference Shares A, Preference Shares B, or ordinary shares is entitled to one vote in all matters properly brought before the shareholders of Corporate Express. Unless the Articles of Association or mandatory law provides otherwise, all shareholders' resolutions require an absolute majority of the votes cast. For more information on the voting rights attached to the (depositary receipts of) Preference Shares A, see also pages 60 and 62.

Powers—general

        Good corporate governance assumes full participation of shareholders in the decision-making process in the General Meeting of Shareholders. It is in the Company's interest to have as many shareholders as possible participate in the decision-making process in the General Meeting of Shareholders. We shall do everything reasonably possible to enable the shareholders to vote by proxy and to communicate with all other shareholders.

        Corporate Express was one of the founders of the Stichting Communicatiekanaal Aandeelhouders (Shareholders' Communication Channel Foundation or Communication Channel) in 1998. The

Communication Channel offers participating shareholders the opportunity to cast their vote without personally being present or represented in the General Meeting of Shareholders and may also be used by (groups of) shareholders for proxy solicitation.

        The General Meeting of Shareholders should be able to exert such influence on the policy of the Executive Board and the Supervisory Board of the Company that it plays a full role in the system of 'checks and balances' in the Company.

        Decisions of the Executive Board on a major change in the identity or the character of the Company are submitted for approval by the General Meeting of Shareholders. For example, Corporate Express called an Extraordinary General Meeting of Shareholders in October 2003, to ask for the shareholders' approval for the sale of the Paper Merchanting Division. In March 2005 an Extraordinary General Meeting of Shareholders was called to request approval for the repurchase of the Preference Shares C and related financing issues.

        The most important powers of the General Meeting of Shareholders of Corporate Express NV are:

  •
  Adoption of financial statements, including appropriation of the results;

  •
  Determination of dividend in accordance with the provisions of the Articles of Association;

  •
  Release from liability of the Executive Board and the Supervisory Board;

  •
  Appointment, suspension and dismissal of the members of the Executive Board and the Supervisory Board;

  •
  Adoption of the remuneration policy for the Executive Board;

  •
  Determination of the remuneration for the members of the Supervisory Board;

  •
  Approval of the share based remuneration plan for members of the Executive Board;

  •
  Appointment and dismissal of the External Auditor;

  •
  Delegation for a specified period to the Executive Board of the right to issue shares and take up shares (option rights);

  •
  Amendment of the Articles of Association pursuant to the proposal by the Executive Board and subject to the approval of the Supervisory Board, by absolute majority of the votes cast; and

  •
  Providing authorisation to the Executive Board for the Company to purchase its own shares.

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

The right to place an item on the agenda

        Shareholders can ask the Executive Board or Supervisory Board to place certain items on the agenda of the General Meeting of Shareholders. These requests are granted if they:

  •
  are submitted at least 60 days before the General Meeting of Shareholders by;

  •
  shareholders, who, on their own or together, represent at least 1% of our issued capital or whose shares on the date of the announcement of the meeting have a market value of at least €10,000,000; and

  •
  assuming that there are no important interests of the Company that could prevent them being placed on the agenda.

Appointment of Executive Board and Supervisory Board

        The appointment of members of the Executive Board and of the Supervisory Board shall be made following a non-binding nomination by the Supervisory Board. A resolution of the General Meeting of Shareholders to approve of an appointment in accordance with a nomination by the Supervisory Board requires an absolute majority of the votes cast. In the event of a candidate nominated by the Supervisory Board not being appointed by the General Meeting of Shareholders, the Supervisory Board will nominate a new candidate. Shareholders who have the right to place an item on the agenda of the General Meeting of Shareholders are also entitled to nominate a candidate. A resolution of the General Meeting to appoint a member of the Executive Board or of the Supervisory Board other than in accordance with a nomination by the Supervisory Board, requires an absolute majority of the votes cast representing more than one-third of the issued capital. At a General Meeting of Shareholders, votes can only be cast for candidates named in the agenda or explanatory notes of the meeting.

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

        The annual dividend on the Preference Shares A is fixed for successive periods of eight years. For the period ending 31 December 2009 the dividend per share is equal to €0.21 per annum. The annual dividend on the Preference Shares A is based on a percentage of the liquidation preference of those shares (which is €3.40355), which percentage is equal to 1.25 points above the arithmetic mean of the average effective yields on Dutch government bonds with terms of seven to eight years, as calculated by the Central Office for the Statistics and published in the Official Stock Exchange List of Euronext Amsterdam.

        From the balance of the remaining profits after the dividend on the Preference Shares A has been paid, Corporate Express will pay a dividend on the Preference Shares B, if such Preference Shares B have been issued. The percentage of this dividend is to be calculated over the paid up portion of the nominal value and is equal to the repurchase interest rate of the European Central Bank plus or minus a maximum of three percentage points, to be determined by the Executive Board and subject to the approval of the Supervisory Board. The profit remaining after payment of dividends on the Preference Shares A and (where applicable) Preference Shares B may be distributed as a dividend to the holders of the ordinary shares, subject to any allocation to reserves. The General Meeting of Shareholders may, at the proposal of the Executive Board which has been approved by the Supervisory Board, resolve that a payment of dividend on ordinary shares be wholly or partly in shares.

        In the event that for any given fiscal year the dividend payments referred to above cannot be made (in whole or in part) because there are insufficient profits, payment of the deficiency shall be made out of the profits from succeeding financial years; first insofar as possible pro rata on the Preference Shares A and thereafter on the issued Preference Shares B if any are issued. The Executive Board, subject to the approval of the Supervisory Board, may decide to carry out payment of dividend on Preference Shares by charging such payment to the distributable part of the capital and reserve, except for the share premium reserve A. Furthermore the General Meeting of Shareholders, at the proposal of the Executive Board which has been approved by the Supervisory Board, may decide to make a distribution of dividend to holders of ordinary shares out of the distributable part of the capital and reserves, except for the share premium reserve A.

Liquidation

        Upon the liquidation or dissolution of Corporate Express NV, any remaining balance after the payment of debts shall be distributed first to the holders of Preference Shares A to the extent of the sum of (1) any unpaid and accrued dividends and (2) an amount per Preference Share A, equal to a yield basis per share of €3.40355. In the event that the existing balance of funds is not sufficient to carry out the above distribution to holders of Preference Shares A in full, the available balance will be distributed amongst the holders thereof on a pro rata basis equal in proportion to the yield basis per share as set forth above.

        Any balance of funds remaining after the distribution to holders of Preference Shares A shall then be distributed to holders of Preference Shares B, if such Preference Shares B have been issued, to the extent of the sum of (1) any outstanding dividend payable on the Preference Shares B and (2) the nominal amount paid on the Preference Shares B. If the remaining balance is insufficient to carry out the above distribution to the holders of Preference Shares B in full, the distribution shall be effected in proportion to the amounts paid on the shares.

        Any remaining balance after the distribution of funds to holders of Preference Shares A and to holders of Preference Shares B shall be distributed to holders of ordinary shares on a pro rata basis with respect to the total amount of ordinary shares held.

Description of share capital and Articles of Association

General

        Our Articles of Association were last amended by a notarial deed dated 19 April 2007. We have our head office at Hoogoorddreef 62, (1101 BE) Amsterdam and our registered seat in Maastricht. We are registered with the Trade Register of the Chamber of Commerce of Amsterdam under file number 33250021.

Share capital

        As of 31 December 2007, our authorised share capital amounted to €1,080,000,000, divided into 395,000,000 ordinary shares, 55,000,000 Preference Shares A, and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Corporate Express shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares.

        As of 31 December 2007, the issued share capital was divided into 182,847,847 ordinary shares and 53,281,979 Preference Shares A, all of which have been fully paid up. No Preference Shares B were issued as of 31 December 2007.

Preference Shares A

        On 31 December 2007, all Preference Shares A had been taken into administration in Stichting Administratiekantoor van Preferente Aandelen Corporate Express, or Trust Office, against which depositary receipts with limited convertibility were issued. The Trust Office was established under Dutch law in May 1994, and has its registered seat in Maastricht.

        The purpose of the Trust Office is to issue and administer depositary receipts of Preference Shares A. The holders of the depositary receipts receive all the economic benefits which attach to ownership of the Preference Shares A. The depositary receipts can be exchanged for Preference Shares A in accordance with the provisions of the Articles of Association. Our Articles of Association provide that Preference Shares A may be transferred to natural persons only and that a transfer or issue of Preference Shares A or voting rights relating to Preference Shares A shall not be possible if such transfer would result in the acquirer acquiring more than 1% of the capital issued in the form of Preference Shares A or 1% of the voting rights attached to such shares. Our Articles of Association contain certain exceptions to these transfer restrictions and the Executive Board may under certain circumstances grant an exemption from these transfer restrictions. The depositary receipts are listed on Euronext Amsterdam N.V..

        Notwithstanding the general provision in the Articles of Association which provides that each share of capital stock is entitled to one vote, an arrangement with the Trust Office exists such that the voting rights attached to the Preference Shares A held by the Trust Office that can be exercised at a General Meeting of Shareholders are determined by reference to the value of the Preference Shares A in proportion to the value of the ordinary shares in the capital of Corporate Express. The voting right is calculated on the basis of the total value of all Preference Shares A (calculated by multiplying the number of Preference Shares A outstanding and the stock market price of one depositary receipt for such Preference Share A) divided by the stock market price of one ordinary share, both on the last trading day of the month prior to the month in which the applicable shareholders' meeting is convened, capped at a maximum of one vote per Preference Share A.

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

        The Trust Office is charged with exercising the voting rights attached to the Preference Shares A (except for those Preference Shares A for which it has issued a proxy) in a manner which primarily safeguards the interests of the holders of depositary receipts, taking into account the interests of Corporate Express, its affiliates and all of its stakeholders.

        The board of the Trust Office comprises five members: three members A and two members B. The members A are appointed by the board of the Trust Office. The members B are appointed by the holders of depositary receipts representing Preference Shares A. As of 31 December 2007, these members were Messrs R.A.H. van der Meer and W.O. Wentges. The other members of the board of the Trust Office are Messrs A.A. Loudon (Chairman), R.W.F. van Tets and C.J.A. Reigersman. All members of the board of the Trust Office are independent of Corporate Express as defined in Appendix X of the General Rules of Euronext Amsterdam N.V. and defined in the Dutch Corporate Governance Code.

        All best practice provisions of the Code concerning Depositary Receipts have been applied.

        In 2007 a meeting of holders of depositary receipts of Preference Shares A was held. In this meeting the 2006 report to depositary receipt holders was discussed as well as the agenda of the General Meeting of Shareholders of Corporate Express NV to be held in April 2007. Furthermore, the depositary receipt holders present or represented in the meeting voted in favour of the re-appointments of Messrs Van der Meer and Wentges as members B of the board of the Trust Office for a term of four years. At this meeting, the holders of depositary receipts expressed their confidence in the board of the Trust Office.

Preference Shares B

        Preference Shares B may be issued, inter alia, as a (preventive) measure against a hostile acquisition or a concentration of power, that is created without the Executive Board having been able to safeguard the continuity and independence, which are maintained in the interest of Corporate Express and all those involved with Corporate Express. For this purpose, Corporate Express and the Stichting Preferente Aandelen Corporate Express (the 'Protection Trust') have a call option agreement in place relating to Preference Shares B. In December 2007, the Company decided to terminate the put option after considering certain developments in the area of corporate governance. The agreement with the Protection Trust entitles the Protection Trust to subscribe for Preference Shares B in the capital of Corporate Express. This mechanism will allow the Company a period of time to define its position vis-à-vis a bidder for its shares and the bidder's plans, or to counter a concentration of power, and consider alternatives, including—to the extent relevant—the negotiation of a more beneficial transaction.

        The Preference Shares B will be outstanding no longer than strictly necessary. Once the reason for the placing of the Preference Shares B no longer exists, the Company will propose to the General Meeting of Shareholders to cancel the Preference Shares B entirely as a class.

        To maintain the effectiveness of the issue of Preference Shares B as a protection instrument, the scope of the authority to issue these shares should extend to such a number of Preference Shares B as corresponds to the issued number of ordinary shares and Preference Shares A at the time of the issue. As a consequence, Preference Shares B may be issued up to a maximum amount equal to the issued share capital of Corporate Express other than in the form of Preference Shares B, minus one. In the event that no public bid on the shares of the Company has been announced, the call option of the Protection Trust is effectively limited to such an amount of Preference Shares B that after these shares having been issued, the Protection Trust can exercise 30% of the votes minus one in a shareholders' meeting of the Company where the entire issued capital is represented.

        Once any Preference Shares B are issued to Stichting Preferente Aandelen Corporate Express, the Preference Shares B can be withdrawn against payment of the amount paid on these shares plus accrued and unpaid dividends, if any, following a resolution of the General Meeting of Shareholders. After six months after the issue of the Preference Shares B, the Protection Trust has the right to request the Company to convene a General Meeting of Shareholders in which the proposal will be submitted to withdraw all of the issued Preference Shares B.

        The Protection Trust will exercise its voting rights attached to such Preference Shares B in accordance with its purpose. The objective of the Protection Trust is to promote the interest of Corporate Express and its enterprises (including those of its group companies) in such a way that the interests of Corporate Express and its enterprises and all those involved will be best served, whereby the Protection Trust will, among other things, give attention to the continuity and identity of the enterprises concerned. Upon issue of Preference Shares B, only 25% of the nominal value is required to be paid-up. As of 31 December 2007, no Preference Shares B had been issued.

        The Protection Trust has the right to file an application for an inquiry into the policy and conduct of business at the Enterprise Chamber of the Amsterdam Court of Appeal (Ondernemingskamer) as granted by the Company. The Company believes that this may be a useful option in the period before the issuance of protective shares, without affecting the rights of other shareholders at that stage.

        As of 31 December 2007, the board of the Protection Trust comprises: Messrs A.L. Asscher (Chairman), J.F. van Duyne, P. Bouw, K. Vuursteen and L.J.A.M. Ligthart. The Protection Trust is

independent of Corporate Express in the meaning of article 5:71 subsection 1 (c) of the Act on Financial Supervision (Wet op het Financieel Toezicht).

Issue of shares; Pre-emptive rights

        The authority to issue ordinary shares has partly been delegated by the General Meeting of Shareholders to the Executive Board pursuant to a resolution dated 12 April 2007. The Executive Board is authorised to issue ordinary shares up to a maximum of 10% of the issued share capital, which percentage is extended by an additional 10% of the issued share capital in the event the issue is related to a merger or an acquisition. For these purposes, issuances of ordinary shares include the granting of rights to subscribe for shares (including convertible debt options and warrants). The authority of the Executive Board to issue ordinary shares will terminate on 11 October 2008 unless it is extended by a resolution of the General Meeting of Shareholders. Prior approval of the Supervisory Board will be required for any Executive Board resolution to issue ordinary shares.

        Except for (i) issuances of ordinary shares in exchange for non-cash consideration or (ii) issuances to employees of Corporate Express or any of its subsidiaries, or (iii) in the event of a legal merger or legal split-up of Corporate Express, Corporate Express shareholders have pro rata pre-emptive rights to subscribe for new issuances of ordinary shares. These pre-emptive rights may, subject to the prior approval of the Supervisory Board, be restricted or excluded by the corporate body that is authorised to issue shares.

        The authorisation to limit or exclude the pre-emptive right when issuing ordinary shares was not extended by the General Meeting held in April last year. Although a large majority of the votes exercised in that meeting was in favor of the proposal, the two third majority of the votes—required by operation of law due to the fact that less than half of the issued share capital was represented in the meeting—was not met.

        The ability to limit or exclude the pre-emptive right when issuing ordinary shares is relevant for the following reason. In certain countries, selling restrictions on the offering of ordinary shares and rights to take up ordinary shares apply. This requires the Company to be able to formally exclude the pre-emptive right ('voorkeursrecht') accruing to shareholders pursuant to article 11 of the Company's articles of association and section 2:96a of the Dutch Civil Code in the context of an issue of ordinary shares.

        Without this possibility it may be inefficient and time consuming to issue any ordinary shares which will in any case be limited to 10% (or, as the case may be, 20%) of the issued share capital.

        In accordance with current practice, Corporate Express, in the event of an issue of ordinary shares, intends to offer shareholders the possibility to participate in the issue.

        Following the above, the Executive Board, with the approval of the Supervisory Board, are again making this proposal to the General Meeting of Shareholders in April 2008.

Repurchase of shares

        We may repurchase our own shares, subject to certain provisions of Dutch law and the Articles of Association. We may not repurchase our own shares if (i) the payment required to make the repurchase would reduce shareholders' equity to an amount less than the sum of paid-in and called portions of the share capital and any reserves required by law or our Articles of Association or (ii) we and our subsidiaries would thereafter hold shares with an aggregate nominal value equal to more than 10% of the issued share capital. Shares owned by us may not be voted. Any repurchase of shares which are not fully paid-up is null and void. A repurchase of shares may be effected by the Executive Board if the Executive Board has been so authorised by the General Meeting of Shareholders, which authorisation may not be granted for a period of more than 18 months. Most recently, the General

Meeting of Shareholders granted this authorisation until 11 October 2008 by resolution dated 12 April 2007.

Capital reduction

        Upon the proposal of the Executive Board and subject to the approval of the Supervisory Board, the General Meeting of Shareholders may resolve to reduce Corporate Express' issued share capital by cancellation of shares or by reducing the nominal value of the shares through amendment of the Articles of Association, subject to certain statutory provisions and the provisions of the Articles of Association.

Restriction of non-Dutch shareholders' rights

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

        As at 31 December 2007, the following entities had reported a significant holding of shares in the capital of the Company:

  •
  AllianceBernstein Corporation (10–15%);

  •
  Centaurus Capital Ltd (5–10%);

  •
  Fortis Utrecht N.V. (5–10%);

  •
  ING Group N.V. (10–15%);

  •
  Kempen Capital Management N.V. (5–10%);

  •
  Stichting Administratiekantoor van Preferente Aandelen Corporate Express (or Trust Office) (20–25%); and

  •
  Stichting Preferente Aandelen Corporate Express (50% potential).

Provision of information

        In accordance with the Dutch Act on Financial Supervision, Corporate Express will ensure that any price-sensitive information—information that is concrete and has not publicly been disclosed and whose disclosure might significantly affect the Company's share price—will be disclosed without delay to the general public in the form of a press release that will be disseminated over two or more major wire services, at least one international and one national daily newspaper, and publication on the Corporate Express website.

        Price-sensitive information that has been publicly released by Corporate Express or is already in the public domain may be discussed by spokespersons designated by the Company on an individual or selective basis. However, if the provision of such information is regarded by Corporate Express to be of interest to the general public—for instance at an Annual General Shareholder's Meeting, quarterly earnings review or presentation to analysts—Corporate Express will make this information available for general dissemination through a conference call, webcast or a presentation which will be broadcast live on a medium that will allow the public, without charge, to receive the information. Following such an event, presentations will be posted on the Corporate Express website and, in so far as reasonably possible, provision will be made for an audio replay to be available for a certain period thereafter.

        In the ordinary course of business, designated spokespersons regularly communicate with outside parties, such as media or securities industry professionals in one-on-one meetings, group meetings, site visits or industry conferences, etc., to provide them with relevant information to enable them to gain better insight into the Company. Corporate Express adheres to the policy that, at such meetings, price-sensitive non-public information should not be discussed or disclosed in any way or form. Corporate Express will provide analysts and investors with fair access to Company information and management within the limits of its time and resources. Under no circumstances will Corporate Express compromise the independence of analysts or investors in relation to the Company, irrespective of their recommendation on Corporate Express stock or a decision to buy or sell Corporate Express stock.

        To prevent inadvertent disclosure of price-sensitive information, Corporate Express has imposed upon itself 'quiet periods' in the weeks prior to an upcoming results' announcement, during which it will not engage in any discussion or participate in any kind of meeting with the general public, media or securities industry professionals in which one could reasonably expect that price-sensitive non-public information could be discussed. The Company's quiet periods are published on the website of the Company.

Audit of financial reporting and role of internal and external auditors

Financial reporting

        The Executive Board is responsible for the quality and completeness of the financial information that is made public. It is the duty of the Supervisory Board to see to it that the Executive Board fulfils this responsibility. Please refer to the section entitled Risk Control Framework in the chapter Other Financial Information (pages 91 and 94).

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

External auditors' fees and services

        The external auditor charged the Company the following fees (in millions of euros):

	2007	2006
Audit fees	3.9	5.7
Audit-related fees	0.5	0.1
Tax fees	0.2	0.1
All other fees	0.0	0.0

Total fees	4.6	5.9

        Audit-related fees in 2007 were incurred for services in respect of the divestments. Tax fees in 2007 related to compliance services.

External auditor policy

        Corporate Express has established a policy for the independence of and provision of services by its external auditors. This policy stipulates that external auditors may only provide services which do not conflict with its independence and which are explicitly listed in the policy. These permissible services are audit services (e.g audit of financial statements), audit-related services (e.g. due-diligence work and internal control reviews and assistance with internal control reporting requirements) and non-audit services (e.g. risk management advisory services, treasury advisory services and tax planning and tax consultation services). The Audit Committee annually reviews the list of permissible services and may add to or subtract services from the list from time to time. The External Auditor Policy is posted on our website.

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

  •
  II.1.1.    Appointment of members of the Executive Board for a maximum term of four years (see page 52).

  •
  II.2.6/III.7.3.    Notice of changes in holdings of securities in Dutch listed companies (see page 56).

  •
  II.2.7.    Severance pay not to exceed one year salary (see page 53).

  •
  III.5.11.    Chairman of Supervisory Board not to chair remuneration committee (see page 56).

  •
  IV.1.1.    Appointments, suspension or removal procedures of members of the Executive Board or Supervisory Board (see page 59).

        Change in control clauses in important contracts Corporate Express NV is not a party to any material agreement which becomes effective, or is being amended or terminated subject to the condition of a change of control of Corporate Express NV following a public bid defined in section 5:70 of the Financial Supervision Act, other than those mentioned in Note 32 of the financial statements, in the paragraph Material Contracts on page 200 and in the Remuneration Report.

REPORT OF THE SUPERVISORY BOARD

Activities of the Supervisory Board	68
Composition of the Supervisory Board and the Executive Board	69
Independence	70
Schedule of attendance of the Supervisory Board and Committees	70
Committees of the Supervisory Board	70
Corporate governance	71
Remuneration report	72
Financial statements and dividend proposal	72
Discharge	72
Considerations about the business	72
Biographies Supervisory Board	73

REPORT OF THE SUPERVISORY BOARD

Activities of the Supervisory Board

        During the reporting year the Supervisory Board met thirteen times. The most important matter was the strategic review of the Company, which was discussed intensively over a period of seven months and was announced by the Company on 1 October. The conclusion was that the Company should continue its stand-alone position as business-to-business player in the office products market. The existing strategy of the Company was found to be solid, but a significant improvement in the operational execution and performance is needed. In order to achieve this, four strategic initiatives were identified on which management will focus. The combined Boards, after careful consideration and taking into account the advice from investment banks and strategic consultants, considered this the best way forward for the Company to create shareholder value.

        On the same day the appointment of Peter Ventress as CEO was announced, following the resignation of Frans Koffrie with immediate effect. Paul van den Hoek decided to step down as Chairman of the Supervisory Board and was succeeded by Frank Meysman (see below: Composition of the Supervisory Board and the Executive Board). The Supervisory Board endorsed that the Executive Board should be supported operationally by a global management team in order to deliver on the strategic initiatives and to enhance the transformation of the Company from a holding company to a truly global operating company. This management team (Executive Management Group) consists of the members of the Executive Board as well as regional and functional leaders. We are confident that the steps taken will drive significant improvement of operational execution where operating profit should be clearly improved through sales growth and cost control measures. The first initiative regarding a further reduction of costs was already taken with the reduction of overhead expenses at the U.S. headquarters, announced in August.

        At the end of the year we discussed our assessment of the functioning of the Executive Board and its individual members in the absence of the Executive Board. We concluded that given all the changes made, the performance of the new team was satisfactory and we have confidence in their ability to exercise the strategy.

        As a result of the need to improve the results of North America, we spent considerable time reviewing and understanding the issues involved and the steps necessary to rectify the situation. We again visited the North American headquarters where management of the North American office products business made wide ranging presentations about the nature and progress of business. Management of the European and Australian office products businesses also presented their respective operations.

        Special attention was also given to a number of portfolio transactions. Divestments of ASAP Software, Inc. and the copier business Veenman Germany, both identified as non-core businesses, were approved during the course of the year. Acquisitions in office products businesses were made in Canada with Davenport Office and in Denmark with Møller & Landschultz. We also discussed the financing of the Company.

        Regular reports were received from the Audit Committee and the Compensation, Nominating and Corporate Governance Committee (CNCG Committee) on matters addressed in their meetings. The independence and performance of the external auditor, PricewaterhouseCoopers Accountants N.V. was assessed, as well as their relationship with management and the Audit Committee. This resulted in our proposal to the General Meeting of Shareholders in April 2007 to assign the audit of the 2007 financial statements to PricewaterhouseCoopers. With the external auditor we discussed their report on the 2006 financial statements. We also reviewed and discussed the annual report for 2006.

        We further discussed and approved the branding strategy and the proposal to change the Articles of Association of the Company with the change of the name of the Company from Buhrmann to

Corporate Express being the most notable change. Course of business and quarterly results were discussed on a regular basis and the composition of the management team in the U.S. was discussed after the resignation of Mark Hoffman.

        The Supervisory Board also discussed and approved the proposal of the Executive Board to terminate the put-option on the Preference Shares B and to grant the Protection Trust the right to file an application to make an inquiry into the policy and conduct of business at the Enterprise Chamber of the Amsterdam Court of Appeal ('Ondernemingskamer') (see the chapter Corporate Governance).

        Regarding the composition of the Executive Board, we agreed that—with the Executive Management Group to support it operationally—the Executive Board will be reduced to two members (CEO and CFO) after the resignation of George Dean in April 2008.

        We also discussed our own functioning and that of the Committees of the Board while taking into account our profile, composition and the competencies of each of the members of the Supervisory Board. As reflected in the schedule below, attendance by current members of the Supervisory Board to the meetings of the Board and the Committees was satisfactory. All members of the Board gave evidence of a strong engagement with the Company and the Board concluded that the cooperation in the reporting year was very productive and constructive. The meetings of the Board are productive and give room to an open discussion which leads to balanced decision-making for which the Board can take collective responsibility. The Supervisory Board met regularly without management.

Composition of the Supervisory Board and the Executive Board

        During the reporting year the composition of the Supervisory Board was as follows: Paul C. van den Hoek (Chairman) (until 1 October), Rob F. van den Bergh, Gilles Izeboud, Frank L.V. Meysman (Chairman from 1 October), Ben J. Noteboom, Jan Peelen (Vice Chairman) and Tom de Swaan. For the biographies of the current members of the Supervisory Board, please refer to page 75.

        Paul van den Hoek decided to step down from the Supervisory Board as per 1 October upon the announcement of the Company's strategic review, in order to allow the new management to focus on the chosen direction. His term would otherwise have ended in April 2008. Frank Meysman succeeded Paul van den Hoek as Chairman of the Supervisory Board. The Board is very grateful to Paul van den Hoek for all the contributions he has made over many years in the supervision of the Company, leading the Supervisory Board and helping to shape the Company to the focused office products company it is today.

        In March we accepted the resignation of Mark Hoffman as member of the Executive Board and CEO of the North American office products business. Peter Ventress was appointed member of the Executive Board in the General Meeting of Shareholders held in April, at which time he still held responsibility for the European office products business. Peter Ventress' appointment to the Executive Board was justified by the increased importance of the European office products business. The appointment was made for a term of four years. Frans Koffrie stepped down at the end of September and was succeeded as CEO by Peter Ventress. The Board is sincerely thankful to Frans Koffrie for the many contributions he has made to the Company over the years. He has been the architect of the Company's transformation from a diversified holding company to a focused office supplier with strong market positions.

        The schedules of retirement of the Supervisory Board and the Executive Board do not provide for retirements in 2008. As announced on 1 October 2007, George Dean will resign from the Executive Board after the Annual General Meeting in April 2008.

Independence

        All members of the Supervisory Board in its composition as per 31 December 2007 may be considered independent as defined in the By-Laws Supervisory Board.

Schedule of attendance of the Supervisory Board and Committees

Supervisory Board members	Supervisory Board meetings (13)(1)		Audit Committee meetings (7)		CNCG Committee meetings (5)(1)
Van den Hoek	9	(1)	n/a		3	(1)
Van den Bergh	11		2	(1)	n/a
Izeboud	13		7		n/a
Meysman	13		5	(1)	2	(1)
Noteboom	12		n/a		5
Peelen	13		n/a		5
De Swaan	11		5		n/a

(1)
Was not a member of the Supervisory Board or the respective Committee for the full reporting year.

Committees of the Supervisory Board

        Without prejudice to its own responsibility, the Supervisory Board has formed two committees, i.e. the Audit Committee and the CNCG Committee, each consisting of members of the Board. The purpose of both Committees is described in the chapter on Corporate Governance (see pages 51 to 66).

Audit Committee

        During the year the Audit Committee paid attention to the Company's strategic review process that was published on 1 October.

        The Audit Committee reviewed the quarterly and annual results and particular attention was paid to special items and critical accounting policies, as well as to the minutes of the Disclosure Committee.

        The Audit Committee monitored internal controls over financial reporting and the continuous compliance to the requirements and interpretation of the applicable Dutch and US securities and corporate governance regulations. This included the usual assessment of risks faced by the Company. Certain aspects of the Company's management reporting system were also discussed, such as continued development of key performance indicators. The Audit Committee also discussed with management the assessment pursuant to section 404 of the Sarbanes-Oxley Act and the external auditor report on this matter.

        The development of the finance function was reviewed and discussed. Attention was paid to legal, tax and pension matters. Fraud cases were also discussed on the basis of regular reports by management. The Audit Committee paid attention to the technical aspects of the Company's financing.

        The Audit Committee reviewed reports from the external auditor on the Company's financial representation as well as follow-up actions by management. The audit scope and approach, independence and fees of the external auditor were approved. The performance of the external auditor and the relationship between the external auditor and the Company was considered. The Audit Committee also reviewed and discussed with the Director of Internal Audit his annual report on the control status of the operating companies and the planning and resources of the internal audit function for 2008. The Audit Committee also discussed the financing of the Company.

        Pursuant to a change in US securities regulations, it was decided not to reconcile the Company's financial statements as from 2007 to US GAAP. The analysis, on an IFRS basis only, of the fair enterprise value of the Company at the cash-generating unit level was discussed with management and the external auditor in order to determine whether an impairment was required. The Audit Committee agreed with management that there was no impairment of goodwill in 2007.

        The Audit Committee discussed certification (pursuant to section 302 of the Sarbanes-Oxley Act) of the 2007 Annual Report and Form 20-F with the CEO and CFO and the Committee agreed to management's conclusions that the annual report fairly presented in all material respects the financial condition, results of operations and cash flows of the Company and that no untrue statements of a material fact were included and no material facts were omitted that could make the report misleading.

        During the reporting year the composition of the Audit Committee has been as follows: Gilles Izeboud (Chairman), Rob van den Bergh (from 5 November), Frank Meysman (until 5 November), and Tom de Swaan. According to the Supervisory Board, Gilles Izeboud and Tom de Swaan qualify as 'financial experts' as defined in the Audit Committee Charter. All meetings of the Audit Committee during the reporting year were attended by the external auditor as well as by representatives of management and the finance function. The Audit Committee also had regular, brief discussions with the external auditor in the absence of management.

Compensation, Nominating and Corporate Governance Committee (CNCG Committee)

        During the reporting year the CNCG Committee discussed with management the long-term and short-term management incentive plans. Changes of both plans were discussed and agreed which, as far as they affect the existing remuneration policy for members of the Executive Board or share-based payments, will be submitted for approval to the General Meeting of Shareholders to be held in April 2008 (see also the Remuneration Report).

        Bonus payments for Executive Board members over 2006 as well as bonus targets for 2007 were determined and the contract for Peter Ventress upon his appointment to the Executive Board was agreed. The severance payments for Mark Hoffman and Frans Koffrie were also considered and approved.

        The Committee discussed with management the annual review of the succession plans, including succession objectives and potential successors for the most senior management positions as well as a forecast for future requirements and bench-strength. Gender diversity was also discussed as well as concrete measures to increase the number of female managers in senior positions. The Committee also discussed development plans and the evaluation process of senior management. The size and composition of the Supervisory Board was discussed as well as the functioning of the Executive Board, the Supervisory Board, its Committees and individual members.

        The Committee also discussed corporate governance issues, particularly whether changes needed to be made to the corporate governance structure of the Company in the light of national and international developments.

        During the reporting year the CNCG Committee consisted of Paul van den Hoek (Chairman) (until 1 October), Frank Meysman (Chairman) (from 1 October), Jan Peelen and Ben Noteboom.

Corporate governance

        The corporate governance structure of Corporate Express is described in the chapter on Corporate Governance. We endorse the principles and apply almost all of the best practice provisions of the

Dutch Corporate Governance Code (the Code). All exceptions to the Code have been disclosed in the above-mentioned chapter. The corporate governance structure of the Company was discussed at the Annual General Meeting of Shareholders in April 2005 and has not changed since in any material respect.

Remuneration report

        The Remuneration Report incorporates the remuneration policy for members of the Executive Board and forms part of, and is incorporated in, the Report of the Supervisory Board.

Financial statements and dividend proposal

        The annual report at hand, which has been prepared by the Executive Board, consists of the Consolidated Financial Statements, the Financial Statements of Corporate Express NV and the management report for the past financial year. The financial statements have been audited by PricewaterhouseCoopers Accountants N.V. You will find the statement of the external auditor on page 197 of this report. The annual report includes a report by management which confirms the effectiveness of the Company's internal control over financial reporting as of 31 December 2007.

        We have reviewed and endorse these reports and will recommend that the Annual General Meeting of Shareholders, to be held on 8 April 2008, adopts the financial statements for 2007 accordingly.

        The dividend proposal to the Annual General Meeting of Shareholders is included in the Annual Report on page 196. The dividend of €0.21 per ordinary share will be paid either in cash or in new ordinary shares at the option of each shareholder.

Discharge

        We also propose that the Annual General Meeting of Shareholders, in accordance with Article 32, Paragraph 2 of the Articles of Association, discharges the Executive Board from management as carried out in the past financial year and the Supervisory Board from its supervision.

Considerations about the business

        In 2007 the Company conducted a strategic review which resulted in significant changes, which will determine its course in the coming years. The outcome of the strategic review clearly indicated the viability and attractiveness of the markets we operate in and underlined the strength of our business model. However, we also concluded that the Company should become a more operationally focused and sales driven organisation. With a new CEO and new senior management to support him we believe important building blocks to achieve this are in place to make a success of the four strategic initiatives that the Company identified, which are to increase our sales to existing customers, to improve the product lines we offer, to grow our presence in the market for mid-sized companies and to strengthen our presence in carefully selected regions.

        Operationally, the Company generally performed well in the reporting year, notably due to the results of Office Products Europe and Australia as well as the Printing Systems Division. Office Products North America recovered from disruptions late 2006, early 2007, due to hard work of all employees and new local leadership. To them as well as to the employees of our other businesses we are sincerely thankful.

Supervisory Board
Amsterdam, 1 March 2008

BIOGRAPHIES SUPERVISORY BOARD

Frank L.V. Meysman
Chairman (as per 1 October 2007)
Appointed in 2006, current term of office until 2010
Position: previously chairman of the Board of Sara Lee/DE, board member of Sara Lee Corporation
Nationality: Belgian
Year of birth: 1952
Other supervisory directorships: Grontmij N.V. (Chairman), Spadel N.V., Picanol N.V.
Relevant additional functions: Member Executive Board GIMV (Gewestelijke Investeringsmaatschappij Vlaanderen)
Shares held in the Company as at 31 December 2007: none
Jan Peelen
Appointed in 1999, current term of office until 2010
Position: previously member Executive Committee of Unilever NV and board member of Unilever
Nationality: Dutch
Year of birth: 1940
Other supervisory directorships: VVAA Groep B.V. (Chairman), Royal Friesland Foods N.V., Arcadis N.V., Albron N.V.
Relevant additional functions: none
Shares held in the Company as at 31 December 2007: none
Rob F. van den Bergh
Appointed in 2006, current term of office until 2010
Position: previously board member and CEO of VNU N.V.
Nationality: Dutch
Year of birth: 1950
Other supervisory directorships: ABN AMRO N.V., Pon Holdings B.V., N.V. Deli Universal, Nationale Postcode Loterij, TomTom N.V.
Relevant additional functions: Member of the investment committee of NPM Capital N.V., Member Advisory Committee CVC
Shares held in the Company as at 31 December 2007: 2,022
Ben J. Noteboom
Appointed in 2005, current term of office until 2009
Position: currently CEO Randstad Holding NV
Nationality: Dutch
Year of birth: 1958
Other supervisory directorships: None
Relevant additional functions: None
Shares held in the Company as at 31 December 2007: none

Gilles Izeboud
Appointed in 2005, current term of office until 2009
Position: previously board member of PriceWaterhouseCoopers
Nationality: Dutch
Year of birth: 1942
Other supervisory directorships: Robeco Groep N.V., Robeco N.V., Rolinco N.V., Rorento N.V., ENDEX European Derivatives Exchange N.V., Corporate Express Nederland Holding BV
Relevant additional functions: Substitute Council of the Enterprise Division of the Amsterdam Court of Appeal (Ondernemingskamer), Board member Shell Reserves Compensation Foundation
Shares held in the Company as at 31 December 2007: none
Tom de Swaan
Appointed in 2006, current term of office until 2010
Position: previously board member and CFO of ABN AMRO Holding N.V., previously member of the board of De Nederlandsche Bank N.V.
Nationality: Dutch
Year of birth: 1946
Other supervisory directorships: Royal DSM N.V., GlaxoSmithKline plc, Zurich Financial Services, Royal Ahold N.V., Van Lanschot N.V.
Relevant additional functions: none
Shares held in the Company as at 31 December 2007: none
Paul van den Hoek resigned from the Supervisory Board as per 1 October 2007

Composition Committees of the Supervisory Board as per 31 December 2007
Audit Committee
Gilles Izeboud—Chairman
Rob van den Bergh (as per 5 November 2007)
Tom de Swaan (as per 31 October 2006)
Frank Meysman was member of the Audit Committee until 5 November 2007

Compensation Nominating and Corporate Governance Committee (CNCG Committee)
Frank Meysman—Chairman (as per 1 October 2007)
Ben Noteboom
Jan Peelen
Paul van den Hoek was member and chairman of the CNCG Committee until 1 October 2007

REMUNERATION REPORT

Remuneration policy	76
Remuneration of Executive Board and Supervisory Board 2007	81
Remuneration of members of the Executive Board 2007	81
Remuneration of members of the Supervisory Board 2007	84

REMUNERATION REPORT

        This report by the Supervisory Board sets out the remuneration policy for the Executive Board. It also provides details of the remuneration in the reporting year of members of the Executive Board and the Supervisory Board.

Remuneration policy

Procedure

        The remuneration policy for the Executive Board is determined by the Supervisory Board on the recommendation of the Compensation, Nominating and Corporate Governance Committee (CNCG Committee). The tasks and responsibilities of the CNCG Committee are described in the Corporate Governance section (see page 40). The remuneration policy was adopted at the General Meeting of Shareholders held in April 2004 and last amended by the General Meeting of Shareholders held on 13 April 2006. Any material amendments to the policy shall be submitted to the General Meeting of Shareholders. No material changes were made to the remuneration policy in the reporting year.

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

Objective

        The objective of the remuneration policy for members of the Executive Board is to attract and retain qualified, expert Executive Board members with an international outlook and motivate them to perform in such a manner that the value of Corporate Express is likely to be enhanced. Remuneration of the Executive Board is designed in such a way that it balances short-term operational performance with the longer-term objective of creating sustainable value and growth. Variable pay is a significant part of the total remuneration package.

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

        The details of the remuneration packages of members of the Executive Board are as follows:

Base salary

        The base salary for members of the Executive Board is set at a market competitive level, using industry survey data provided by outside remuneration advisors. Where a member of the Executive Board resides outside of the Netherlands, benchmark salary levels are referenced for the relevant markets. Currently these are the Netherlands, Europe and North America.

Annual performance bonus

        Members of the Executive Board participate in an annual bonus plan based on the achievement of a number of targets determined at the beginning of each calendar year. Bonus levels for the Executive Board are set up to 75% of base salary for a European-based Board member, or up to 100% of base salary for a U.S.-based Board member, at the achievement of 100% of the bonus targets.

        Bonus targets may be a combination of the performance of the total Group, regional targets and individual targets. The bonus targets, which are set annually, are designed to be challenging and to reflect key drivers of value creation, long-term growth in shareholder value, and the development of earnings per share.

        The bonus targets for 2007 are described on page 73. Specific targets are not disclosed for reasons of commercial confidentiality.

        At the end of each financial year the CNCG Committee measures the results against the targets set. The amount of the annual bonus is then calculated and is payable after the audited accounts of the financial year in question are finalised. The CNCG Committee has the right to change targets as a result of unforeseen circumstances and it may also decide to grant a special award for specialcircumstances if such amendment is justified in the opinion of the CNCG Committee. Any such changes will be accounted for in the Annual Report.

Long-term cash incentive plan

        In addition to the annual bonus plan, a U.S.-based Executive Board member, if any, may participate in a long-term cash incentive plan designed specifically for the senior management of the Office Products North American region. Under the U.S. long-term cash incentive plan currently in place, a bonus of up to 3.25 times base salary can be earned annually subject to the achievement of specific performance conditions related to annual economic value creation targets. In the event of an overachievement of the target, the long-term cash incentive payment may be increased to up to 3.9 times base salary or 120% of the target pay-out. There currently are no U.S. based Executive Board members. Other members of the Executive Board do not participate in a long-term cash incentive plan.

Share option plan

        Corporate Express operates a share option plan, the 'Corporate Express Incentive Plan', which aims to encourage senior management to focus on the growth of long-term sustainable value for shareholders. A variable number (350 to 400) of senior managers participate, including the members of the Executive Board. Allocation of the share options granted to individual Executive Board members is determined annually by the CNCG Committee and the aggregate number of options granted to members of the Executive Board in any year shall not exceed 20% of the total number of options granted in that year. The number of options granted to all other eligible employees is determined at the discretion of the Executive Board, provided that the aggregate number of options granted stays within the limit determined by the Supervisory Board and as specified at the General Meeting of Shareholders.

Exercise price and term

        The exercise price for option rights granted is the closing price of Corporate Express ordinary shares on the first trading day on which the shares are quoted ex-dividend after the Annual General Meeting of Shareholders. Neither the exercise price nor other conditions in relation to the granted options can be modified during the term of the options, except insofar as prompted by structural changes relating to the shares or the Company in accordance with established market practice.

        The options have a term of seven years and vest after three years, provided, in the case of options granted as from 2004, that the performance conditions are met.

Performance measurement and peer group

        At the Annual General Shareholders' meeting in 2004, shareholders approved the adoption of a new share option plan. Pursuant to this new Corporate Express Incentive Plan, the number of options which vest is dependent on the performance of the Company relative to a peer group as measured over a three-year period up to the vesting date.

        The performance of the Company is measured by the concept of Total Shareholder Return (TSR). Using TSR, which shows the total return to shareholders as a combination of share price appreciation and dividends distributed, the performance of the Company's shares against other companies' shares can be compared over the relevant (three-year) period. Using the TSR peer group ranking as a performance indicator demonstrates a clear link between the reward provided and the investment growth enjoyed by our shareholders (in comparison to that enjoyed by investors in the defined peer group companies).

        The financial performance of the Company, as measured by TSR is compared to the TSR of a peer group. The criteria for a company to fit within this peer group include, among other things, that such company (i) be in the same or a similar industry to Corporate Express; (ii) has a business model comparable to that of Corporate Express; (iii) be listed or traded on a major stock exchange; (iv) has a certain minimum market capital-isation; (v) operates in at least North America or Europe; and (vi) is considered a peer of Corporate Express by both the investor community and by Corporate Express itself.

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

        The peer group companies for option grants under the new Corporate Express Incentive Plan in 2005 are: Bunzl PLC; Genuine Parts Company; Hagemeyer N.V.; Manutan International S.A.; Office Depot, Inc.; OfficeMax, Inc.; Randstad Holding NV; Staples, Inc.; United Stationers, Inc.; Wesco International, Inc. and W.W. Grainger, Inc. For the 2006 and 2007 grants the Supervisory Board added two companies to the peer group: Premier Farnell plc and Electrocomponents plc. Premier Farnell is a multi channel high service distributor of electronic products operating in 21 countries in Europe, North America and Asia Pacific. Electrocomponents is a high service electronic, electrical and industrial distributor operating in 26 countries throughout the world. The peer group therefore currently consists of twelve (2005 grant) to fourteen (2006 and 2007 grants) companies (including the Company).

        The TSR for each peer group company is calculated over the three-year period following each annual grant of options under the new Corporate Express Incentive Plan, and each peer group company is ranked in descending order of generated TSR to determine the relative position of

Corporate Express. The conditional awards vest three years after the date of grant but the number of share options to vest depends upon Corporate Express' ranking as follows:

TSR peer group ranking	Vested award (% of original conditional award that will vest)
1st	200%
2nd	175%
3rd	150%
4th	125%
5th	100%
6th	75%
7th	50%
8th to 12th or 14th	0%

        As a matter of illustration, the provisional ranking of Corporate Express on 31 December 2007 for the 2005, 2006 and 2007 grants was number 10, 11 and 12 respectively. As a result of the TRS performance of the Company with respect to the 2004 grant, it ranked 7th in the peer group. Consequently, 50% of the options granted in 2004, have vested in May 2007.

Number of options

        The maximum number of options for the 2007 grant under the new Corporate Express Incentive Plan was 2,261,312, representing 1.25% of the total number of ordinary shares outstanding as of 31 December 2006. The number of options vesting from each of the 2005, 2006 and 2007 grants may vary between 0% and 2.5% of the total number of ordinary shares outstanding as at the end of the calendar year ending immediately prior to the respective grant depending on the Company's performance relative to the peer group as indicated in the above table.

Pension arrangements

        Retirement benefits are designed to be in line with relevant market practice and consistent with those provided by other multinational companies in each country of residence.

        Mr P.J. Ventress and Mr F.F. Waller have a pension arrangement based on an individual defined contribution plan with a pension payment at age 65. Mr Waller uses a life-cycle ('levensloop') plan for which an annual contribution of 12% of his fixed salary is made by the Company. Mr Ventress has a death in service life insurance policy which provides a lump sum death benefit of €1,240,000. Pension arrangements for both individuals include an entitlement to pension in the event of ill health or disability, and a spouse's or dependant's pension on death, on terms similar to these applicable to employees participating in the Dutch Corporate Express Pension Fund.

        Mr G. Dean, who is a U.K. citizen, has pension arrangements divided between the U.K. and the Netherlands. His current pension arrangement consists partly of the individual defined contribution plan in place for the Dutch Executive Board members and partly of participation in the defined benefit scheme of Corporate Express UK Ltd., with a retirement age of 61. Mr Dean has a pre-pension arrangement providing for potential retirement from the age of 60 to 62 depending on the agreement of the Supervisory Board, while the pension arrangements in the event of ill health, disability and death are a combination of terms applying to employees participating in the Corporate Express UK Ltd. Pension Fund, and the Dutch members of the Executive Board.

Other benefits and allowances

        Members of the Executive Board enjoy similar benefits to many other employees of the Corporate Express Group. These may include subsidised medical insurance, the use of company cars, and an allowance to cover small out-of-pocket expenses not covered by the reimbursement of their business entertaining expenses and contributions as part of certain deferred compensation schemes.

        The Company does not grant personal loans or guarantees to members of the Executive Board and no loans and guarantees are outstanding as per 31 December 2007.

Employment contracts of members of the Executive Board

        The members of the Executive Board have employment contracts with Corporate Express NV. Employment contracts and the main conditions of employment for members of the Executive Board are reviewed annually. The employment contracts with the members of the Executive Board are for an indefinite term. Notice periods of up to six months have been set for each Executive Board member.

        The contract with Mr P.J. Ventress and Mr F.F. Waller may be terminated at the discretion of the Supervisory Board from the age of 60.

        No fixed severance payments have been arranged with the members of the Executive Board except in 'change of control' situations as described below. Corporate Express believes that the circumstances of each case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question, and the duration of employment, when determining the amount of severance payment. As a result severance payments could in specific cases exceed the compensation mentioned in the Dutch Corporate Governance Code. The performance by a Board member of his duties will in any event be an important factor.

        The current contracts of two of the members of the Executive Board (Mr Dean and Mr Waller) determine that where employment will be terminated in the event of an acquisition of the Company or if actual control passes into other hands (change of control), or in the case of reorganisation, termination of the Company's activities or in any other comparable circumstances that cannot be considered as blameworthy function fulfilment on the part of the Board member concerned, a fixed severance payment will be made. In such cases, compensation will be paid by Corporate Express equivalent to three times the annual fixed salary, and the pension accumulation over a period of three years, will continue. The contract of Mr Ventress does not include this provision, as the Company has previously indicated that this provision will not be included in contracts of new members of the Executive Board appointed after 2006.

        For all members of the Executive Board, in case of change of control of the Company, the Supervisory Board may at its discretion allow the granted share options to vest on the date on which the control of the Company passes. The same provision applies to the share options granted to employees of the Company.

Future developments

        The CNCG Committee regularly reviews the remuneration policy for members of the Executive Board in the light of Company and market developments and will submit material changes thereto to the Annual General Meeting of Shareholders for approval. As previously indicated the Company has evaluated long term incentive plans, in particular the Corporate Express Incentive Plan and expects to propose to change the Remuneration Policy for Executive Board members to the Annual General Meeting of Shareholders in 2008. The Company will also propose changes to the annual bonus plan and the introduction of a bonus share plan, to promote executive share ownership. Details of the proposals will be included in the explanatory notes to the agenda of the shareholders' meeting.

Remuneration of Executive Board and Supervisory Board 2007

        The disclosures in this section are in compliance with the requirements of Title 9, Book 2 of the Dutch Civil Code and the Dutch Corporate Governance Code and, where applicable, have been included in the audit by the External Auditor.

Remuneration of members of the Executive Board 2007

        Mr Hoffman resigned from the Executive Board on 29 March 2007 and Mr Koffrie resigned from the Executive Board on 29 September 2007.

Base salary

        Remuneration is paid in euros, with the exception of the remuneration of Mr Hoffman, who was paid in US dollars. Correcting for currency translation effects and the period served on the Executive Board, the annualised increase of the base salary costs was approximately 5% compared to 2006. The individual increases took into account regular benchmarking whereby salaries payable to members of the Executive Board were compared with those of other executive directors of similar companies based in the Netherlands, Europe and North America.

Annual performance bonus

        Group, divisional and personal targets were set by the CNCG Committee for 2007 as follows:

  •
  Group: these were based on the achievement of an earnings per share target.

  •
  Divisional: these were based on the achievement of targets for operating result before amortisation and excluding special items, economic value added and sales growth.

  •
  Personal: these were based on agreed key objectives relative to the Executive Board member's specific responsibilities.

        Bonuses related to 2007 amount to €532 thousand. The Group financial target (based on earnings per share) has not been achieved. With the exception of North America, divisional targets have largely been met. Mr Ventress fully achieved his personal targets. Personal targets for Mr Koffrie, Mr Waller and Mr Dean were not completely achieved. To Mr Koffrie an annual bonus of €46 thousand was paid out, which entirely related to one of his personal targets and which constituted 10% of his total bonus opportunity over 2007. Bonuses in 2006 amounted to €1,239 thousand.

Other incentives

        The other incentives in 2007 include a special award for Mr Ventress. Upon his appointment as CEO, Mr Ventress has been granted 43,605 ordinary shares in the Company in order to further emphasise the alignment between the objectives of the CEO with the value-creation objectives of the shareholders. The number of shares has been determined by dividing the amount of the award (50% of his base salary as CEO, i.e. €300 thousand) by the volume weighted average share price over the period of two weeks after the announcement of the 2007 Q3 results. Mr Ventress has committed to retain these shares for a period of three years. The actual transfer of the shares has taken place in 2008.

        A special bonus was paid to Mr Dean in the amount of €42 thousand in relation to his added responsibility for North America in the course of the year.

        A special bonus was also made to Mr Waller recognising his efforts in a number of one-off projects.

Pension arrangements and other deferred income

        Pension charges of €430 thousand in 2007 (€691 thousand in 2006) consist of payments made to the relevant defined contribution pension arrangements and certain deferred income schemes.

Severance payments

        When the amount of severance payment for a member of the Executive Board is determined as per the remuneration policy, the circumstances of each case should be taken into account, considering relevant factors such as the reason for the termination, the age of the person in question and the duration of the employment. For both Mr Koffrie and Mr Hoffman this policy was applied. For Mr Koffrie it was decided to apply the customary practice in the Netherlands on calculating severance payments (the so-called Cantonal Court Formula or 'kantongerechtsformule'), taking into account his age, duration of employment, performance and level of remuneration. Including the six months' notice period, the overall payment amounted to €3 million gross. Separately a bonus over 2007 of €46 thousand has been paid out in 2008 (see 'Annual performance bonus'). Mr Hoffman stepped down as member of the Executive Board on 29 March 2007. Including a salary continuation arrangement until 3 May 2009 and certain accrued incentives, the overall severance payment made to Mr Hoffman was US$2.1 million (€1.5 million).

	Base salary		Annual bonus(1)		Other incentives(2)		Deferred income(3)
	2007	2006	2007	2006	2007	2006	2007	2006
in thousands of euros
P.J. Ventress(4)	346	n/a	(70%) 229	n/a	300	n/a	46	n/a
F.F. Waller	464	434	(25%) 70	(85%) 221	41	—	168	162
G. Dean	462	431	(67.5%) 187	(95%) 246	42	—	88	239

Subtotal	1,272	865	486	467	383	—	302	401
F.H.J. Koffrie(5)	461	575	(10%) 46	(80%) 345	—	—	128	176
M.S. Hoffman(6)	132	577	n/a	(74%) 427	—	1,608	—	114

Total	1,865	2,017	532	1,239	383	1,608	430	691

(1)
The percentage in parenthesis represents the % score of the total bonus opportunity for the individual that was awarded over the respective year's performance, paid out in the first quarter of the following year.

(2)
Other incentives are remunerations or accruals for remunerations, such as any cash long term incentive payments or special awards that were granted.

(3)
Deferred income consists primarily of defined contribution premium paid.

(4)
Appointed Executive Board member as per 12 April 2007 with base salary €420,000; CEO as per 1 October 2007 with base salary €600,000.

(5)
Member of the Executive Board until 29 September 2007.

(6)
Until 29 March 2007.

Share options for the members of the Executive Board

        At the end of 2007, the members of the Executive Board held option rights on 497,026 Corporate Express ordinary shares that were granted under the Corporate Express Incentive Plan and the New Corporate Express Incentive Plan. The table below shows the movements in the number of outstanding option rights for each member of the Executive Board.

        In 2005, the number of options as well as the exercise price of the options granted up to and including in 2004 has been adjusted by a factor 0.9456 to compensate for the dilution effect caused by the rights issue in the first quarter of 2005. The aggregate number of options outstanding at that time for members of the Executive Board increased by 44,272. The adjustment factor that was applied is derived from the 'Theoretical Ex-Rights Price' (TERP) of the Corporate Express share. The fair value of these options has not changed as a result of the application of the adjustment factor.

        Under Dutch fiscal rules, management receiving options could—under the Corporate Express Incentive Plan up to and including 2003—elect to accept a higher exercise price (33.3% higher in 2003). The base exercise price for these option series was set at €2.70 in 2003, equalling the share price at close of business on the Amsterdam Stock Exchange on 2 May 2003, as adjusted (see above).

	1 January 2007	Granted during the year	Fair value of grant in euro(1)	Granted in 2007	Exercised in 2007	Expired in 2007		Adjusted number of options vesting(2)		Outstanding 31 December 2007
P.J. Ventress	6,343	2002	79,985	—	—	[6,343	]	—		0
	8,029	2003	10,036	—	—	—		—		8,029
	9,722	2004	47,638	—	—	—		[4,861	]	4,861
	9,712	2005	46,618	—	—	—		—		9,712
	17,500	2006	115,850	—	—	—		—		17,500
		2007	198,000	45,000	—	—		—		45,000

	51,306			45,000		[6,343]		[4,861]		85,102
G. Dean	37,002	2002	221,550	—	—	[37,002	]	—		0
	37,002	2003	46,200	—	—	—		—		37,002
	44,402	2004	217,570	—	—	—		[22,201	]	22,201
	44,402	2005	213,574	—	—	—		—		44,402
	45,000	2006	297,900	—	—	—		—		45,000
		2007	198,000	45,000	—	—		—		45,000

	207,808			45,000		[37,002	]	[22,201	]	193,605
F.F. Waller	31,716	2002	189,900	—	—	[31,716	]	—		0
	31,716	2003	39,600	—	—	—		—		31,716
	44,402	2004	217,570	—	—	—		[22,201	]	22,201
	44,402	2005	213,574	—	—	—		—		44,402
	60,000	2006	397,200	—	—	—		—		60,000
		2007	264,000	60,000	—	—		—		60,000

	212,236			60,000	—	[31,716	]	[22,201	]	218,319

Total	471,350			150,000	—	[75,061	]	[49,263	]	497,026

(1)
The fair value of the options is estimated using an option price determination model based on assumptions at the moment the grant was made. It does not reflect the current market value. Details on the model and assumptions used for the calculation are provided on page 131 in the section Financial Statements. It is noted that, due to the transition to IFRS, the statistical method of calculating the fair value has changed as from 2004.

(2)
Pursuant to the performance condition pertaining to the options granted from 2004 onwards the number of options vesting may vary (between 0% and 200%) from the number of options granted. From the number of 2004 options granted, 50% vested.

The option exercise prices and expiry dates for the current option series are as follows:
2002: €12.95, expiry date 05.05.2007
2003: €2.70, expiry date 01.05.2010
2004: €7.37, expiry date 02.05.2011
2005: €7.40, expiry date 17.04.2012
2006: €14.65, expiry date 18.04.2013
2007: €10.08, expiry date 15.04.2014

        The options granted to Mr Hoffman and not yet exercised have all lapsed upon his resignation from the Executive Board. For the options granted to Mr Koffrie, the Supervisory Board decided that these may be retained by him to be exercised until the end of the vesting period of each of the respective option series or 31 December 2010, whichever is earlier. The following options were retained by Mr Koffrie: 2003: 58,146; 2004: 44,931; 2005: 89,862; 2006: 90,000 and 2007: 90,000.

Loans to members of the Executive Board

        No loans, advances or guarantees are outstanding to members of the Executive Board as at 31 December 2007. As a policy, the Company does not make such loans, advances or guarantees to members of the Executive Board.

Remuneration of members of the Supervisory Board 2007

        The General Meeting of Shareholders determines the remuneration for the Supervisory Board members. This does not depend on the Company's results. Remuneration for the members of the Supervisory Board is composed entirely of base remuneration as detailed in the table below. Members of the Supervisory Board are not eligible to participate in any bonus or profit-sharing plans, or in any other incentive-based plans maintained by the Company. The members of the Supervisory Board held no option rights to Corporate Express shares as at 31 December 2007. The Company does not provide pension benefits for members of the Supervisory Board.

        Remuneration of members of the Supervisory Board in 2007 amounted to €395.7 thousand (2006: €369.5 thousand).

Specification

in thousands of euros	2007	2006
R.F. van den Bergh(2)	46.0	7.5
G. Izeboud(1)(2)	66.0	61.7
P.C. van den Hoek(1)(2)	75.7	96.0
A.G. Jacobs(1)(2)	—	19.0
F.L.V. Meysman(2)	59.0	36.3
B.J. Noteboom(2)	49.0	49.0
J. Peelen(2)	49.0	49.0
G.H. Smit(2)	—	42.5
T. de Swaan(2)	51.0	8.5

Total	395.7	369.5

(1)
Including remuneration received as a member of the Supervisory Board of Corporate Express Nederland Holding BV.

(2)
Including remuneration received as a member of the Audit Committee and/or the Compensation, Nominating and Corporate Governance Committee, as applicable.

Mr Van den Bergh was appointed as member of the Supervisory Board on 31 October 2006 and was appointed member of the Audit Committee on 5 November 2007.

Mr Van den Hoek resigned from the Supervisory Board as per 1 October 2007 and per 31 December 2007 as Chairman of Corporate Express Nederland Holding BV.

Mr Izeboud became Chairman of the Audit Committee on 14 April 2007.

Mr Jacobs resigned from the Supervisory Board as per 13 April 2006.

Mr Meysman was appointed as a member of the Supervisory Board on 13 April 2006 and became Chairman of the Supervisory Board and CNCG Committee on 1 October 2007.

Mr Smit resigned from the Supervisory Board as per 31 October 2006.

Mr De Swaan was appointed as member of the Supervisory Board on 31 October 2006.

OTHER FINANCIAL INFORMATION

Risk factors	87
Risk control framework	91
Capital resources	94
Research and development	94
Inflation	94
Contractual obligations, contingent liabilities, commitments and guarantees	94
Off-balance sheet arrangements	95
Property, plant & equipment	95

OTHER FINANCIAL INFORMATION

Risk factors

        The key risks related to our strategy and industry, business operations, financial and other risks and uncertainties related to our business are described below. These risks are not the only ones we face; additional risks of which we are presently not aware or that we currently deem immaterial may also impair our business. Any of these risks may adversely affect Corporate Express' execution of its strategy, reputation, financial condition and result of operations. As part of our strategic review in 2007, the various risk factors have been evaluated and hence are part of our conclusions on how to achieve the full potential of our business.

Risks relating to our strategy and industry

The demand for Corporate Express' products and services relates to the number of white collar workers employed by Corporate Express' customers.

        Corporate Express' Office Products business is concentrated in North America, Western Europe and Australia. The demand for Corporate Express' products and services, most notably our office products, relates to the number of white collar workers employed by Corporate Express' customers in these markets. A decline or interruption of economic growth and consequently employment growth in these markets or more specifically a reduction of white collar workers employed by Corporate Express' customers may adversely affect Corporate Express' operating results.

Customers are able to reduce their spend per white collar worker on short term notice, by postponing the purchase of items or through substitution by lower-cost items.

        Corporate Express' customers may, on short notice, postpone or reduce spending on its products and services per white collar worker, for example, by our eCommerce platforms to control purchasing patterns at our customer. As a result, our level of sales can significantly change over a short period of time. In addition, customers may also, on short notice, substitute certain of Corporate Express' products and services for other, potentially lower margin, products and services.

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

        Although we have tens of thousands of customers, and no single customer represents more than 0.5% of our revenues, the loss of several large account customers in a relatively short period could materially adversely affect our business.

Corporate Express could lose market share and profit margins due to increased competitive pressures from our direct competitors as well as other (new) distribution channels causing reduced new business generation.

        Corporate Express operates in a highly competitive market. Many of Corporate Express' competitors offer the same or similar products that Corporate Express offers to the same customers or potential customers. Some of its competitors may have certain advantages over Corporate Express, including greater financial resources, better technical capabilities, better marketing capabilities, the ability to adapt more quickly to changing customer requirements, greater name recognition and the ability to devote greater resources to developing, promoting and selling their products. Also, new entrants in Corporate Express' markets may, by offering alternative distribution channels, change the competitive landscape to the Company's disadvantage. If Corporate Express' competitors successfully exploit these advantages, they could force the Company to lower its prices and reduce the volume sold.

Our reliance on suppliers allowances and promotional incentives could impact profitability.

        We derive important benefits from suppliers allowances ('rebates') and promotional incentives ('catalogue income') provided by certain suppliers of products and services. We cannot be certain that we will be able to take advantage of any such suppliers allowances and promotional incentives that may be offered in the future. Should any of our key suppliers reduce or otherwise eliminate suppliers allowances or promotional benefits, our profit margin for these products and services may be reduced, potentially resulting in a material adverse effect on our results of operations.

Revenues in Corporate Express' Printing Systems are cyclical.

        A substantial part of the Printing Systems Division's revenues is derived from the sale of printing equipment which is regarded as high-value investment goods. The demand for this type of goods depends to a large extent on developments in economic circumstances, particularly in relation to the activity levels at commercial printers, and technological innovation at the Printing Systems' main supplier ('economic obsolescence'). As a result, Printing Systems experiences cyclicality in its revenues which could adversely affect Corporate Express' operations over sustained periods (historically cycles have had a duration of 8-9 years).

Risks relating to our business operations

Corporate Express may not be able to manage its growth effectively, including the hire and retention of enough qualified staff.

        Challenges which may result from organic growth, as well as growth through acquisitions, include Corporate Express' ability to improve the efficiency of growing operations; hiring and retention of sufficient qualified personnel to staff new or expanded operations; maintain its existing customer base and the amount of sales to these customers; and assess the value, strengths and weaknesses of acquisition candidates. Corporate Express' potential failure to address these concerns could prevent it from achieving its strategic objectives.

Inability to maintain and improve its information systems effectively, and prevent and recover from serious breakdowns, could disrupt Corporate Express' business processes.

        Corporate Express needs to maintain and consistently improve sophisticated information systems to grow its businesses and achieve operating efficiencies. If Corporate Express fails to do so, its information systems may not function correctly or efficiently, which could have an adverse effect on its ability to perform administrative functions and process and distribute customer orders. This, in turn, could have a material adverse impact on Corporate Express' results of operations. Furthermore, in the event of a serious breakdown of information systems, customers will expect a timely recovery. If Corporate Express fails to implement information technology improvements or recover from serious breakdowns within the anticipated time frame, such failure could have a material adverse effect on Corporate Express' future business developments.

Our restructuring programmes may not achieve expected benefits.

        From time to time, Corporate Express implements restructuring programmes, including reductions in the number of staff. Corporate Express expects that these programmes will result in structural cost savings and will improve its operating results. However, this expectation involves a number of assumptions and uncertainties, and Corporate Express may not achieve the expected benefits. The savings expected from these programmes are often significant and need to be realised on a timely basis.

In addition, these restructuring programmes absorb management time and can interrupt normal business operations.

The continuation and successful retention of office products contracts depends primarily on pricing and service levels; notwithstanding the contractual side, a disruption of service levels has a direct impact on sales levels achieved.

        The continuation of office products contracts with our existing customers, and the successful retention of new office products contracts, primarily depends on pricing and service levels. We believe that one of the key factors differentiating Corporate Express from its competitors is its ability to provide competitive pricing on products combined with high quality service levels. Any disruption in the service levels that our customers have come to expect from us could result in the loss of their business to our competitors and adversely impact sales going-forward.

If Corporate Express' contract with Heidelberg were to be terminated, or Heidelberg were to cease operations, Corporate Express could lose most of its Printing Systems' revenues.

        Corporate Express' Printing Systems Division is the authorised distributor in a number of countries of printing equipment manufactured by Heidelberg. Printing Systems derives most of its revenues from the sale of that equipment. The distribution agreement runs until 30 June 2008 but will continue in effect after 30 June 2008 unless terminated with eighteen months prior written notice by one of the parties. As per the date of this report, none of the parties has given such notice. The agreement may nevertheless be terminated earlier by either party for cause.

Financial and other risks and uncertainties related to our business

Corporate Express' exposure to exchange rate fluctuations may affect its reported results of operations and financial condition.

        A major proportion of Corporate Express' activities is conducted in currencies other than the euro. The position in relation to the US dollar is in particular relevant, as approximately one-third of Corporate Express' operating results (of continuing activities) were generated in US dollars in 2007. This results in foreign exchange translation exposure when the Company's results are translated into euro in our consolidated financial statements. For example, a 10% weakening in the value of the US dollar in relation to the euro would have decreased result after taxes in 2007 by approximately 2%. Corporate Express finances its subsidiaries predominantly through internal debt denominated in local currencies. The residual translation risks in the subsidiaries are not hedged. Exchange rate fluctuations may lead to currency translation adjustments which may have a direct impact on the Corporate Express Group's equity and results. In addition, the foreign exchange policy of the Company and the implementation thereof may result in certain fair value changes.

Corporate Express has material debt.

        At 31 December 2007, we had a total indebtedness of approximately €1,128 million, based on IFRS. Generally the Company is categorised by rating agencies as a highly leveraged company. Corporate Express' indebtedness could have important consequences, including that its ability to obtain additional financing for working capital, capital expenditures, acquisitions, or general corporate purposes may be impaired, limiting our flexibility. Also it may increase its vulnerability to general adverse economic and industry conditions including that it may experience difficulties in satisfying its obligations with respect to its borrowings. Generally, the daily average debt outstanding is higher than the debt as reported at quarter ends.

        It is noted that a substantial part of Corporate Express' assets has been pledged to secure its obligations under the Senior Facilities Agreement and in connection with its securitisation programme and will be unavailable to secure other debt. If Corporate Express' cash flow and capital resources are insufficient to fund its debt service obligations, Corporate Express may be forced to reduce or delay scheduled expansion and capital expenditures, sell material assets or operations, obtain additional capital or restructure its debt. In the event that Corporate Express is required to dispose of material assets or operations, obtain additional capital, or restructure its debt to meet its debt service and other obligations, the terms of any such transaction may not be as advantageous to Corporate Express as they otherwise might be.

Corporate Express is restricted by the terms of its debt.

        The Senior Facilities Agreement determines Corporate Express' ability to, among other things, incur other debt, pay dividends, make investments and enter into certain corporate transactions. The Senior Facilities Agreement also requires Corporate Express to meet certain minimum or maximum financial ratios and tests. Corporate Express may not be able to do so for reasons beyond its control. If Corporate Express fails to comply with the obligations in the Senior Facilities Agreement, there could be an event of default. This may cause Corporate Express to renegotiate the terms of the debt, which may lead to an increase of interest expenses and may further restrict Corporate Express' ability to operate its business, including making acquisitions and paying dividends. In addition, if an event of default occurs, the lenders under the Senior Facilities Agreement could declare the debt under that agreement immediately due and payable, and seek to foreclose on Corporate Express' assets that secure the Senior Facilities Agreement. If there is a default, Corporate Express may not have sufficient assets to repay the debt under that facility and other debt.

        In addition, other funding instruments such as the accounts receivable securitisation programme, our 2% Subordinated Convertible Bonds due 2010, the 2014 Notes and 2015 Notes have certain restrictions attached. Failure to comply with the restrictions imposed in relation to any such instruments could result in a default under those agreements.

Adverse developments in equity and bond markets may affect pension cost and may require Corporate Express to make additional contributions to its pension funds.

        Corporate Express is operating a variety of pension funds, including a number of defined benefit schemes that are separately insured in trusts (pension funds). Local law or specific arrangements with these pension funds require a minimum funding level of benefit obligations of these pension funds. These regulations may change over time. The pension costs and funding levels are calculated based on certain assumptions. The value of the assets under management of these trusts varies, particularly with developments in the equity and bond markets. Lower than projected returns on the equity and bond markets may require Corporate Express to adjust the assumptions underlying the calculation of the pension cost and may further require it to make additional contributions to these pension funds in order to meet the minimum funding levels.

Changes in the assumptions underlying Corporate Express' estimated utilisation of its considerable amount of tax loss carry-forwards could have a material adverse impact on its tax assets and effective tax burden.

        Corporate Express has a considerable amount of tax losses carry-forward, pursuant to which it records deferred tax assets. Corporate Express records these deferred tax assets to the amount that it estimates they are likely to be realised. In determining deferred tax assets and deferred tax liabilities, Corporate Express takes into account estimated future taxable income, tax planning, applicable limitations on the use of tax losses carry-forward and the possibility that prior year tax returns will be challenged by the tax authorities. If actual future taxable income is different than originally assessed, if tax planning fails to materialise, if limitations on the use of tax losses carry-forward apply or if the possibility that prior year tax returns will be challenged turn out to be different than originally assessed, deferred tax assets and deferred tax liabilities may have to be adjusted which could have a material adverse effect on Corporate Express' reported tax expense and net result in future years.

Acquisitions and divestitures executed by Corporate Express could affect the business and the financial position.

        Risks we could face with respect to recent and future acquisitions include difficulties in the integration of operations, technologies, products and personnel of the acquired entity; diversion of management's attention away from other business concerns; and expenses of any undisclosed or unknown liabilities of the acquired entity.

        In connection with our divestments, Corporate Express may have agreed to indemnify the purchasers against various potential liabilities, such as liabilities related to legal and regulatory proceedings, environmental liabilities and liabilities related to taxes. Corporate Express has established provisions for such potential liabilities that it believes are adequate. However, Corporate Express cannot ascertain that these provisions will in fact be sufficient to cover these potential liabilities.

Volatility of the market for our ordinary shares, the 2014 Notes, the 2015 Notes and the Subordinated Convertible Bonds may affect the valuation of Corporate Express.

        The market price of Corporate Express' ordinary shares, the 2014 Notes, the 2015 Notes and the Subordinated Convertible Bonds could be subject to wide fluctuations in response to numerous factors, many of which are beyond the control of Corporate Express. These factors include, among other things, actual or anticipated variations in operating results, earnings releases by the Corporate Express Group and its competitors, changes in financial estimates by securities analysts, market conditions in the industry and the general state of the securities market, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Risk control framework

Company-level controls

        In addition to our Corporate Governance structure (see pages 36 to 48), our internal arrangements for Company-level controls are primarily derived from our Management Charter. The purpose of this Management Charter is to define for all our employees the most important aspects of fulfilling their individual and collective responsibilities towards Corporate Express. The Management Charter contains our Corporate Profile, Responsibilities, our Business Principles and Code of Ethics (published on our website: www.cexpgroup.com), Authority Limits and the Letter of Representation Process. It also refers to our set of Mandatory Policies, Manuals and Other Instructions. These policies address matters such as the Disclosure of Company Information, Fair Treatment and Equal Opportunity, ICT Business Continuity and Disaster Recovery, and Compliance with Competition Laws. The area of internal control over financial reporting is primarily covered by our Financial Management Process supported by the Accounting Manual and the Internal Control Manual.

Strategy, operational and other risks

        The major risk factors related to our strategy, organisation and operations are described in the preceeding section. Risks are inherent to entrepreneurship. We generally manage these identified risks by a combination of upfront identification of potential risks, assessment of the potential impact, and regular reviews. As part of our ongoing management process, consideration is given to as to what extent risks can be avoided in an economical, sensible way or must be taken as part of our business.

Monitoring, assessment and reporting

        Corporate Express uses a comprehensive management reporting system to monitor the Company's performance. This comprises a coherent set of instruments which covers the adoption of strategy, portfolio analysis, budgeting and reporting of current results, as well as projected results. Internally, we set financial targets and judge business performance primarily by using performance measures based on economic value creation. Reporting, analysis and review of actual results take place on a monthly basis and cover not only results, but also balance sheet, cash flow information and certain other key performance indicators.

        Risks associated with business activities are managed through local operational management following normal reporting lines. In other words, risk management relies primarily on the frequently held business reviews at various levels in the Company. Risk management is also supported by our system of authority limits for regional, functional and local operational management. Besides requesting the relevant manager to obtain approval from a higher level of authority for a number of matters, the system triggers a flow of information to senior management of Corporate Express. The same approach applies to corporate matters.

        Also, every quarter, operational management is required to confirm by means of a Letter of Representation that compliance is maintained with the Management Charter and the Mandatory Policies, Manuals and Other Instructions. It also emphasises proper and prompt disclosure, compliance with local regulations as well as the correctness of financial representation and a continuous assessment of internal controls.

        In order to support the Executive Board in matters related to disclosure controls and procedures, our internal Disclosure Committee reviews, discusses and reports on disclosure related issues quarterly (the minutes of the Disclosure Committee meeting are also provided to the Audit Committee). The main purpose is to ensure that all disclosures made by Corporate Express are accurate, complete and timely, and fairly present the financial condition and the results of operations in all material respects.

        The adequacy of the design and proper functioning of internal control systems of our operations are periodically investigated by the Internal Audit Department who reports its findings to senior management and the Executive Board. Although the Internal Audit Department functions directly under the responsibility of the Executive Board, the Director of Internal Audit discusses at least annually the control status of our operations with the Audit Committee. The external auditor has full access to all reports from Internal Audit. The Director of Internal Audit attends the meetings with the Audit Committee. Additionally, a detailed fraud reporting process is in place supported by a globally uniform procedure for 'whistleblowing'.

External auditor

        The external auditor reports on findings on internal control as part of the audit of the Consolidated Financial Statements. Also the external auditor attends the meetings with the Audit Committee. The external auditor's reports are discussed at the appropriate levels in the organisation. The Group level reports are reviewed both by the Executive Board and the Audit Committee. In respect of the conclusions and observations about the Annual Report, a final report is issued to the Executive Board and Supervisory Board jointly.

        The independence of our external auditor is required by our External Auditor Policy (for information on auditor independence and fees see pages 47 and 48). This policy stipulates, among other things, what services may not be provided and to what extent certain non-audit services may be provided by the external auditor. Other provisions require, for example, that each of the lead audit partner and review partner rotate from their position after a maximum period of five years. In the context of a pending court case against Béfec (a predecessor of PricewaterhouseCoopers, France), the independence of our external auditors was discussed among the Executive Board, the Audit Committee and the signing partners of our external auditors, PricewaterhouseCoopers

        Accountants N.V., after which it was concluded that the external auditor has taken appropriate measures to safeguard his independence. In 2005, we carried out an in-depth assessment of the performance of our external auditor and the audit approach taken. This has resulted in a number of changes to improve the efficiency of the audit process. The main conclusions of this assessment were presented at our Annual Shareholder Meeting in 2006. The next thorough assessment of the external auditor performance is scheduled for 2009, to be reported in 2010.

Disclosure controls and procedures

        We maintain disclosure controls and procedures to ensure that information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. As of the end of the period covered by this annual report we carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level.

        During the period covered by this Annual Report, there have been no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's report on internal control over financial reporting (Sarbanes-Oxley section 404)

        The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that:

  •
  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company

  •
  ensure that transactions are recorded as necessary to permit preparation of financial statements and that receipts and expenditures of the Company are being made only in accordance with authorizations of management, and

  •
  prevent or timely detect unauthorised purchases, use or disposition of the Company's assets that could have a material effect on the financial statements.

        The Executive Board of Corporate Express is responsible for the design and operation of the Company's internal risk control systems, including establishing and maintaining adequate internal control over financial reporting. Although the purpose of these systems is to enable risks to be optimally managed, all internal control systems, no matter how well designed, have inherent limitations which may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to preparation and presentation of the financial statements. Also, as with other business propositions, we need to apply our judgement in evaluating the cost-benefit relationship of possible controls and control procedures, while taking into account the developments in our business and the external environment. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Corporate Express' Executive Board assessed the effectiveness of the Company's internal controls over financial reporting as of 31 December 2007. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO-I).

        Based on this assessment and taking into account the requirements under the U.S. Sarbanes-Oxley Act, the Executive Board has determined that, as of 31 December 2007, the Company's internal control over financial reporting was effective. The external auditor has issued an opinion on the company's internal control over financial reporting. Their report appears on page 197.

        In addition, the Executive Board reviewed its compliance to the interpretation of the Dutch Corporate Governance Code in this area. Although there have been a small number of cases during the year where additional activities have been, respectively are being carried out to fully strengthen the controls, no major issues were reported nor do we have indications that our internal controls will not continue to properly function. Consequently, during the period covered by this Annual Report, we believe that our internal controls for financial reporting were adequate and have been operating appropriately, at reasonable levels of assurance.

Capital resources

        Corporate Express' cash requirements in excess of cash generated by operations are largely funded by borrowings under arrangements with commercial banks and debt raised in the capital markets.

        Working capital during 2007 was adequate for our business needs.

        The borrowing agreements are described in Note 32 of the Financial Statements (pages 96 to 179) and reference is made to that section in our annual report. The Company has a working capital facility of €255 million under the Senior Facilities Agreement (see Note 32 of the Financial Statements), of which €20 million was used at 31 December 2007.

Research and development

        Corporate Express' policy is to expense costs of research as incurred and, insofar as future benefits are expected, to capitalise costs of development. Costs of research were insignificant in the years ended at 31 December 2007, 2006 and 2005. The capitalised cost of development relates mainly to software.

Inflation

        In North America, we estimate that price inflation as experienced by Corporate Express for office products was around 1% annually in 2007. Employee benefit costs typically increased between 3% to 4% in 2007 due to inflationary factors.

        In Europe, Corporate Express experienced a slight price inflation for office products in 2007. Employee benefit costs increased in this year by around 3% annually due to inflationary factors.

        Individual product categories such as paper, computer supplies, software products and printing equipment, may have had significantly different price developments, as noted above.

Contractual obligations, contingent liabilities, commitments and guarantees

        Long-term borrowings (excluding Preference Shares A which are perpetual, and including finance leases, which amount to approximately €4 million and relate mainly to leasehold improvements in our Office Products North America business) were €833 million in total at 31 December 2007. Further detail is provided in Note 32 to our consolidated financial statements. Interest shown in this table does not include the effect of interest rate swaps.

        The total amount of Corporate Express' contractual obligations, contingencies, commitments and guarantees, which are not included in the Consolidated Balance Sheet, is disclosed in the table on Note 37 to our Consolidated Financial Statements, and described below.

        Rent and operating leases of €535 million in total at 31 December 2007 (2006: €499 million) are primarily related to distribution facilities and offices which the Company leases under non-cancellable operating leases. The amounts shown represent the nominal value of future lease payments, and are netted for sub-leases.

        We do not include the purchase commitments with our suppliers within the contractual obligations, since these commitments may be cancelled by us without advance notice or payment.

        Repurchase guarantees amounted to €28 million in total as of 31 December 2007 (2006: €39 million) and mainly relate to repurchase guarantees concerning graphic machines sold to customers, and financed by external financing companies. In cases when the customer is declared in default, the respective financing company has a right of recourse against Corporate Express, which in general, will be lower than the market value of the machines. The amounts included in the table in Note 37 to our consolidated financial statements represent the maximum exposure under these guarantees.

Off-balance sheet arrangements

        In connection with the accounts receivable securitisation programme (the Programme), Corporate Express has entered into agreements pursuant to which we have agreed to guarantee the performance of our operating companies in the United States and Europe, which sell their accounts receivable into the Programme, as well as our subsidaries that service the Programme. This includes compliance with the terms of the documentation under the Programme relating to selection and servicing of receivables. However, Corporate Express guarantees neither payment on any accounts receivable sold to the master purchasers in accordance with the documentation under the Programme, nor repayment of any notes issued in connection with the Programme. At 31 December 2007, accounts receivables amounting to €240 million were pledged under the U.S. and European securitisation programmes.

        Corporate Express' obligations under the guarantees issued in connection with the Programme are not quantifiable and are contingent in nature. For more information about the Programme, refer to Note 32 to our consolidated financial statements.

        Other commitments not included in the balance sheet include investment commitments relating to expenditure on projects, such as the development of information technology systems. Until September 2007, Corporate Express had issued certain performance guarantees to an estimated maximum amount of €7 million (2006: €6 million).

Property, plant & equipment

        We lease our principal executive offices, which are located at Hoogoorddreef 62, 1101 BE Amsterdam ZO, the Netherlands. We own and lease additional properties in the United States, Europe and Australia for use in the ordinary course of business. For information on our operating lease commitments, see Note 37 to our Consolidated Financial Statements.

        Land and buildings had a book value of €101 million at 31 December 2007, including leasehold improvements under finances leases, amounting to €4 million (mainly in our Office Products North America business). We do not own or lease any physical property that is considered material to us as a whole. For details on our property, plant & equipment, see Note 21 to the Consolidated Financial Statements.

        We periodically reassess the adequacy of our facilities. If necessary, we renew, discontinue, acquire or lease properties to provide an adequate infrastructure for our business. We believe that our current facilities are adequate for our current level of business, but are continuously evaluating potential for rationalisation.

FINANCIAL STATEMENTS

Consolidated statements of income	97
Consolidated balance sheets	98
Consolidated statements of cash flows	99
Consolidated statements of recognised income and expense	100
Notes to the consolidated financial statements	101
Company balance sheets	175
Company statements of income	175
Notes to the company balance sheets and statements of income	176
Supplemental guarantor information	180

CONSOLIDATED STATEMENTS OF INCOME

for the years ended 31 December 2007, 2006 and 2005

	Notes	2007		2006		2005
In millions of euro, unless stated otherwise
Continuing operations:
Net sales	7,8	5,631		5,497		5,118
Purchase value of trade goods sold	7	[3,791	]	[3,696	]	[3,421	]

Gross contribution		1,840		1,802		1,696
Employee benefit expenses, excluding restructuring expenses, termination benefits and costs related to the transfer of defined contribution plans into defined benefit plans	9	[883	]	[883	]	[881	]
Depreciation of property, plant & equipment and amortisation of software and other intangible assets	7,18,19, 20,21	[97	]	[96	]	[86	]
Costs related to the transfer of defined contribution plans into defined benefit plans	9,22	[5	]	—		—
Result from disposal of Veenman Germany	6,10	10		—		—
Restructuring and termination expenses	11	[35	]	[40	]	[17	]
Other operating expenses	10	[629	]	[561	]	[513	]

Operating result	7	201		223		199
Repurchase Preference Shares C	12	—		—		[85	]
Other financing expenses	12	[115	]	[96	]	[106	]

Total financing expenses		[115	]	[96	]	[191	]
Subsequent result from disposal of operations	13	0		7		5

Result before taxes		86		134		13
Taxes	14,31	3		[10	]	[12	]

Net result from continuing operations		89		124		1

Discontinued operations:
Net result from discontinued operations	6	106		18		20

Total operations:
Net result from total Group		195		142		21
Attributable to:
Holders of ordinary shares Corporate Express NV		178		123		2
Minority interests in Group companies	15	17		19		19

		195		142		21
Net result from continuing operations per share attributable to holders of ordinary shares Corporate Express NV (in euro):
Basic	16	0.40		0.58		[0.11	]
Diluted	16	0.40		0.57		[0.11	]
Net result from discontinued operations per share attributable to holders of ordinary shares Corporate Express NV (in euro):
Basic	16	0.58		0.10		0.12
Diluted	16	0.54		0.08		0.12
Net result from total Group per share attributable to holders of ordinary shares Corporate Express NV (in euro):
Basic	16	0.98		0.68		0.01
Diluted	16	0.93		0.65		0.01

The accompanying Notes are an integral part of these Financial Statements.

CONSOLIDATED BALANCE SHEETS

as at 31 December 2007 and 2006

	Notes	2007		2006
In millions of euro, unless stated otherwise
Assets
Non-current assets
Goodwill	18	1,420		1,531
Software	19	98		108
Other intangible assets	20	82		82
Property, plant & equipment	21	196		216
Net pension asset	22	190		132
Deferred tax assets	31	350		416
Investments in associates		4		4
Other non-current assets	17,23	12		10

Total non-current assets		2,352		2,500
Current assets
Inventories	24	498		520
Trade receivables	17,25	700		867
Prepaid expenses and accrued income	26	183		200
Current tax receivable		12		14
Cash and cash equivalents	17,27	50		73

		1,443		1,674
Non-current assets held for sale	28	3		4

Total current assets		1,446		1,678

Total assets		3,799		4,178

Equity and liabilities
Equity attributable to equity holders of the Company
Issued and paid-in capital	29,30	219		217
Additional paid-in capital	30	1,745		1,729
Other reserves	30	[90	]	10
Accumulated deficit	30	[331	]	[493	]

		1,543		1,463
Minority interests	15	40		64

Total equity		1,583		1,527
Non-current liabilities
Long-term borrowings	17,32	1,011		1,284
Deferred tax liabilities	31	136		125
Net pension liabilities	22	22		30
Provisions	33	41		51

Total non-current liabilities		1,211		1,490
Current liabilities
Current portion of long-term borrowings	17,32	117		66
Short-term loans and bank overdrafts	17	19		18
Trade liabilities	17	547		720
Current tax liabilities		11		4
Current provisions	33,34	23		30
Other current liabilities	35	286		323

Total current liabilities		1,004		1,161

Total liabilities		2,215		2,651

Total equity and liabilities		3,799		4,178

Commitments not included in the Balance Sheet	37	569		545

The accompanying Notes are an integral part of these Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended 31 December 2007, 2006 and 2005

	Notes	2007		2006		2005
In millions of euro, unless stated otherwise
Cash flow from operating activities
Net result from total Group		195		142		21
Adjustments:
Taxes		[3	]	10		12
Total financing expenses		115		96		191
Subsequent result from disposal of operations		0		[7	]	[5	]
Net result from discontinued operations		[106	]	[18	]	[20	]

Total adjustments		5		81		178

Operating result		201		223		199
Depreciation of property, plant & equipment and amortisation of software and other intangible assets		97		96		86
Adjustments for share based payments		8		8		7
Adjustments for additions and (releases) from provisions		[4	]	2		11
[Increase]/decrease in working capital:
[Increase]/decrease inventories		[12	]	[49	]	[1	]
[Increase]/decrease accounts receivable		[12	]	[1	]	[42	]
Increase/[decrease] accounts payable		17		9		4
[Increase]/decrease prepaid expenses and accrued income		[20	]	[25	]	[8	]
Increase/[decrease] other current liabilities		6		[3	]	17

Net [increase]/decrease in working capital		[22	]	[68	]	[30	]

Other operational payments and receivables:
Profit taxes (net)		[31	]	[32	]	[30	]
Payments deducted from provisions for restructuring and other provisions excluding pensions	33	[16	]	[27	]	[17	]
Payments for defined benefit pension plans	22	[7	]	[13	]	[9	]

Total other operational payments and receivables		[53	]	[73	]	[53	]

—Net cash from operating activities continuing operations		227		188		216
—Net cash from operating activities discontinued operations		[5	]	45		15

Total net cash from operating activities total Group (A)		223		232		232
Cash flow from investing activities
Investments in property, plant & equipment and software	19,21	[93	]	[81	]	[59	]
Proceeds from the disposal of property, plant & equipment	10	10		7		1
Acquisitions of Group companies	5	[55	]	[303	]	[20	]
Proceeds of divestments net of transaction fees	6	260		—		—
Other		[1	]	0		[2	]

—Net cash used in investing activities continuing operations		121		[376	]	[81	]
—Net cash used in investing activities discontinued operations		[4	]	[5	]	[5	]

Net cash used in investing activities total Group (B)		117		[381	]	[86	]
Cash flow available for financing activities (A+B)		341		[149	]	145
Cash flow from financing activities
Dividend payments		[21	]	[15	]	[12	]
Interest payments		[84	]	[71	]	[58	]
Dividend Preference Shares A		[11	]	[11	]	[11	]
Dividend payment to and repurchase of shares from minority shareholders		[68	]	[10	]	[31	]
Proceeds from share issues		0		7		239
Repurchase Preference Shares C (including expenses)		—		—		[411	]
Net proceeds/[repayments] of other long-term borrowings		[181	]	203		85

—Net cash provided by/[used in] financing activities continuing operations		[365	]	103		[199	]
—Net cash provided by/[used in] financing activities discontinued operations		0		0		0

Net cash provided by/[used in] financing activities total Group (C)		[365	]	103		[199	]

Net cash flow total group (A+B+C)		[24	]	[45	]	[54	]

Net increase in liquid funds
Liquid funds at year-end:
Cash and cash equivalents		50		73		114
Bank overdrafts		[19	]	[18	]	[10	]

	A	31		55		104
Minus liquid funds at beginning of year:
Cash and cash equivalents		73		114		154
Bank overdrafts		[18	]	[10	]	[6	]
Translation differences		0		[4	]	10

	B	55		100		158

Net cash flow total Group	A-B	[24	]	[45	]	[54	]

The accompanying Notes are an integral part of these Financial Statements.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE

for the years ended 31 December 2007, 2006 and 2005

	Notes	2007		2006		2005
In millions of euro, unless stated otherwise
Cash flow hedges:
Valuation gain/[loss] taken to equity		[2	]	0		7
Transferred to income statement for the year		[4	]	[2	]	[2	]

		[6	]	[2	]	5
Actuarial gains and (losses) on pension plans		56		25		[27	]
Exchange differences on translation of foreign operations		[98	]	[127	]	180
Tax on items		[12	]	[4	]	6

Net result taken directly to equity		[60	]	[107	]	164
Net result for the year		195		142		21

Total recognised income and expense for the year		135		34		185

Attributable to:
Holders of ordinary shares Corporate Express NV		118		15		166
Minority interests in Group companies		17		19		19

		135		34		185

The accompanying Notes are an integral part of these Financial Statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

In millions of euro, unless stated otherwise

1.     Business

        Corporate Express was incorporated in 1875 under the name Koninklijke Nederlandsche Papierfabrieken NV (KNP). In 1993, KNP merged with Bührmann-Tetterode NV and VRG-Groep NV and the legal entity was renamed NV Koninklijke KNP BT (KNP BT). In 1998, the name KNP BT was changed into Buhrmann NV and on 20 April 2007 into Corporate Express NV. The Company is incorporated under the laws of the Netherlands and has its statutory seat in Maastricht (the Netherlands). Corporate Express' head office is located in Amsterdam, the Netherlands.

        Corporate Express has four business segments: Office Products North America; Office Products Europe; Office Products Australia; and Printing Systems. Office Products North America, Europe and Australia mainly operate under the name Corporate Express and offer a full range of products to large-and medium-sized companies and institutions such as traditional office products and office furniture but also facility supplies, forms and print and promotional products. On 12 November 2007 ASAP Software, until that date the fifth business segment, was divested. ASAP Software supplies desktop software and related services and derives its sales predominantly in North America.

        Corporate Express also supplies pre-press systems, printing presses, folding, cutting and binding machines and provides related services, spare parts, supplies and related services in six countries in Europe. These activities together with our Veenman copier business are grouped in Printing Systems.

        Corporate Express' primary listing of ordinary shares is at Euronext Amsterdam NV in Amsterdam. Corporate Express also has American Depository Shares (ADS) listed on the New York Stock Exchange, representing its ordinary shares, evidenced by American Depositary Receipts (ADR), each represent one ordinary share of Corporate Express NV.

2.     Summary of accounting policies

Basis of preparation

        The Consolidated Financial Statements comply with Title 9, Book 2 of the Netherlands Civil Code. In accordance with Article 402, Title 9, Book 2 of the Netherlands Civil Code, an abbreviated Company Income Statement is included. Corporate Express' financial statements comply in all respects with IFRS as issued by the International Accounting Standards Board, the interpretations thereof by the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC). For Corporate Express there are no differences between IFRS as adopted for use in the European Union and full IFRS as issued by the International Accounting Standards Board. For new accounting pronouncements under IFRS that are effective after 31 December 2007, see Note 40. The Company adopted IFRS7 in 2007. Other accounting pronouncements which became effective as of 1 January 2007 had no material impact on the financial statements for 2007.

        Corporate Express' accounting policies under IFRS vary in certain respects from accounting principles generally accepted in the United States of America ('US GAAP'). On 21 December 2007, the Securities and Exchange Commission (SEC) approved rule ammendments under which financial statements from foreing private issuers in the U.S. will be accepted without reconciliation to U.S. Generally Accepted Accounting Principles only if they are prepared using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. The rule ammendments apply to financial statements covering years ended after 15 November 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

        The consolidated financial statements will be submitted for adoption to the General Meeting of Shareholders.

        The Consolidated Financial Statements are presented in euro and are prepared under the historical cost convention, except for the financial assets and liabilities (including derivative instruments), which are valued at fair value as described in the Notes.

        Amounts are rounded to the nearest million euro; therefore amounts may not equal (sub) totals due to rounding.

        As a general principle, an asset is recognised in the Consolidated Balance Sheet when it is controlled by the entity, it is probable that the future economic benefits will flow to the Company and the asset can be measured reliably. A liability is recognised in the Consolidated Balance Sheet when it is probable that an outflow of resources will result from the settlement of a present obligation, and the amount at which the settlement will take place can be measured reliably. Non-current financial liabilities are stated at amortised costs. If the criteria for recognition are no longer met, the assets and liabilities are derecognised. Where necessary, the assets have been reduced to reflect the impaired value.

Change of accounting policy

        As of 1 January 2007, postage expenses relating to the mailing activity in our print and forms business, which are reimbursed by our customers, have been accounted for as net sales.

Segmentation

        Corporate Express' segment information is presented in respect of the Groups' business and geographical segments. The primary segmentation, business segments, reflects the Group' management structure.

Principles of consolidation

        The Consolidated Financial Statements include Corporate Express NV and the entities controlled by Corporate Express. Control is achieved when Corporate Express has the power to govern the financial and operating policies of an investee (subsidiary) so as to obtain benefits from its activities. Control is presumed to exist when Corporate Express NV owns, directly or indirectly through subsidiaries, more than half of the voting power of an entity unless, in exceptional circumstances, it can be demonstrated that such ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Corporate Express controls another entity. Subsidiaries are fully consolidated (Group companies) from the date on which control is obtained.

        Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

        The interest of minority shareholders in a Group company is stated at the minority's proportion of the net asset (equity) values and net income of the Group company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

        A Group company is included in the consolidation until the date on which Corporate Express ceases to control the Group company.

Non-current assets held for sale and discontinued operations

        In case of disposal or classification as held for sale of an entire component of the entity, comprising major operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity, that component is treated as a discontinued operation. Accordingly, the Consolidated Statements of Income and the Consolidated Cash flow Statements of previous years are represented and the results of that operation, including the result on the sale of that operation, are disclosed as a single amount.

        A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

        A non-current asset or disposal group classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell. The carrying amount includes goodwill acquired in a business combination if the Group company or component of the Corporate Express Group is a cash-generating unit to which goodwill has been allocated (see Note 6).

        At the time of sale, any gain or loss on disposal is recognised in income, including the cumulative amount of any translation differences recognised directly in equity with respect to the assets sold.

Foreign currencies

        Each Group company measures its balance sheet and income statement items in the currency of the primary economic environment in which the Group company operates ('the functional currency'). The Consolidated Financial Statements are presented in euro, which is the Group's presentation currency. In the consolidation, assets and liabilities of Group companies whose functional currency is not the euro are translated into euro at the rates prevailing at the balance sheet date. Income statements of these Group companies are translated into euros at the average rates for the reporting period. The resulting translation differences are recorded directly in equity as 'cumulative translation adjustments'.

        Transactions in currencies other than the functional currencies of the Group companies are recorded at the exchange rates prevailing on the dates of the transactions. Monetary items (such as receivables, cash and cash equivalents and liabilities) denominated in currencies other than the functional currencies of the Group companies are translated at the rates prevailing on the balance sheet date. The resulting translation differences and translation differences on settlements are reflected in the income statement.

        Translation differences, net of related taxation, arising from long-term loans granted to Group companies that have the nature of permanent investments (quasi equity), are recorded directly in equity as 'cumulative translation adjustments' by analogy of translation differences on shareholdings in Group companies (see 'Principles of consolidation').

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

        The following translation rates against the euro have been used (main currencies only):

	31 December 2007	Average 2007	31 December 2006	Average 2006	31 December 2005	Average 2005
Currency per 1 EUR
AUD	1.6757	1.6355	1.6991	1.6666	1.6109	1.6327
CAD	1.4449	1.4690	1.5281	1.4241	1.3725	1.5096
GBP	0.7334	0.6846	0.6715	0.6818	0.6853	0.6839
USD	1.4721	1.3705	1.3170	1.2554	1.1797	1.2446
NOK	7.9580	8.0183	8.2380	8.0463	7.9850	8.0131
SEK	9.4415	9.2523	9.0404	9.2529	9.3885	9.2803

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

  •
  Corporate Express retains neither continuing managerial involvement nor effective control over the goods sold.

  •
  The amount of revenue can be measured reliably and collectibility is reasonably assured.

  •
  The related cost (of sales) can be measured reliably.

        Based on these criteria, sales of goods are in general recognised at the point of delivery, as Corporate Express has no future performance obligations.

        The criteria for recognition of rendering services are:

  •
  It is probable that the economic benefits associated with the transaction will flow to the entity.

  •
  The stage of completion of the transaction at balance sheet date can be measured reliably.

  •
  The amount of revenue can be measured reliably.

  •
  The costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

        Based on these criteria, sales of machines in the Printing Systems business segment are recognised after installation while sales of supplies and spare parts are recognised at the point of delivery. Sales of services are recognised in the period in which the services are rendered.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

        The Company also rents copiers and graphic machines to customers of which the revenue is recognised on a linear basis over the contractual rental period.

        Corporate Express receives contributions from vendors for inclusion of their products in Corporate Express' catalogues which have no relationship with purchased volumes. Catalogue contributions are in principle recognised as income on a linear basis over the period the catalogue is generating sales and included in net sales. Catalogue contributions received for promoting and advertising are recognised in income when the catalogue is released.

        Sales are recorded on a gross basis when Corporate Express acts as the primary obligor in a sales transaction and/or whether based on an assessment of certain indicators, such as general inventory risk and credit risks, Corporate Express bears the major part of the risks and rewards in a sales transaction. If the supplier acts as the primary obligor and/or bears the major part of the risks and rewards in a sales transaction, Corporate Express records the sales on a net basis (sales value less purchase value of goods or services).

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

Purchase value of trade goods sold

        Purchase value of trade goods sold is the average purchase cost of trade goods (see 'Inventories').

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

        Termination benefits are payable whenever an employee's employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognised as a liability and expense when Corporate Express has raised valid expectations to those effected to either terminate the employment of current employees according to a detailed formal plan or to provide termination benefits as a result of an accepted offer made to encourage voluntary redundancy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

Pensions

        Defined contribution plans are plans under which Corporate Express pays fixed contributions and will have no legal or constructive obligation to pay additional contributions. Contributions for defined contribution plans are recognised as an expense when incurred.

        Defined benefit plans are post-employment benefit plans other than defined contribution plans. The main defined benefit plans in the Netherlands and some foreign defined benefit plans are funded with plan assets which have been segregated and restricted in trusts.

        For the funded plans, contributions are made by Corporate Express, as necessary, to provide assets sufficient to meet benefit entitlements in accordance with, among others, legal requirements and financing agreements with these trusts. In the balance sheet, the pension obligation less, in the case of funded plans, fair value of the plan assets, is recorded either as a net pension provision or a net pension asset. A net pension asset is only recorded to the amount of economic benefits available for Corporate Express in the form of future refunds from the plan or reductions in future contributions to the plan.

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

        The discount rate used to calculate the present value is the interest on high-quality corporate bonds that have a maturity approximating the terms of the related obligations. The net periodic pension cost for defined benefit plans consists of the current service cost and interest cost less, in the case of funded plans, expected return on plan assets. In case of an amendment of a defined benefit plan, past service costs are recognised as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are vested immediately following the changes to a defined benefit plan, past service costs are recognised immediately as an expense. Actuarial gains and losses arise due to, among others, changes in discount rates, differences between expected and realised returns on plan assets, differences in mortality and differences between expected and actual wage inflation and salary increases due to promotion. Actuarial gains and losses are recorded directly in equity (see Consolidated Statements of Recognised Income and Expense). The pension obligation is determined as the present value of the defined benefit obligation less the fair value of plan assets, together with adjustments for past service cost.

Employee stock options

        Stock options are granted to a group of employees. The grants meet the definition of equity-settled, share-based compensation. The fair value of the options is measured at grant date allowing for any market-based performance conditions and recognised as expenses on a linear basis during the vesting period, based on the number of options that eventually vest, with a corresponding increase in equity as option reserve. Vesting conditions are taken into account in the measurement of the fair value and the related recognition of expense. When the options are exercised or lapsed, a reclassification within equity attributable to equity holders of the Company takes place from the option reserve to retained earnings. This policy is applied to all options that on 1 January 2004, the date of transition to IFRS, had not been exercised, vested or lapsed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

Acquisition of companies

        The purchase method of accounting is used to account for the acquisition of companies. At the acquisition date, the identifiable assets, liabilities and contingent liabilities of the acquired company are recognised separately based on Corporate Express' accounting policies, regardless of whether they had been previously recognised in the financial statements of the acquired company. The identified assets, liabilities and contingent liabilities of the acquired company are measured initially at their fair values at the acquisition date. This includes intangible assets such as customer lists, customer relationships and brand names, insofar as they can be reliably measured, regardless of whether they will be subsequently used. These intangibles assets are amortised over the estimated useful lives.

        The cost of an acquisition includes the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by Corporate Express, in exchange for control of or significant influence in the acquired company plus any costs directly attributable to the acquisition.

        Any excess of the cost of the acquisition over Corporate Express' interest in the net fair value of the acquired company's identified assets, liabilities and contingent liabilities is initially recognised as goodwill.

        If Corporate Express' interest in the net fair value of the items recognised exceeds the cost of the acquisition, the identification and measurement of the acquired company's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the business combination are reassessed. Any excess remaining after that reassessment is recognised immediately in the income statement. Goodwill acquired with acquisitions of Group companies is separately presented in the Consolidated Balance Sheet. Goodwill acquired with acquisition of associated companies is included in investments in associates.

        After the initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is not amortised but instead tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

        In the impairment test, goodwill related to cash-generating units whose carrying values exceed their recoverable amount are written down to the higher of the net selling price (fair value less cost to sell) or the discounted net future cash flows expected to be generated (value in use). The discount rate is derived from the pre-tax estimated weighted average cost of capital, reflecting the risks inherent to the cash-generating unit for which cash flows have not been adjusted and a normative financing profile. Impairment losses on goodwill are recognised as an expense immediately and are not reversible. The determination of a cash generating unit for goodwill impairment testing purposes is based on the business segments (see Note 5).

        For the repurchase of shares held by minority shareholders the economic entity model is applied.

Financial instruments

        In principle Corporate Express uses the following financial instruments:

  •
  financial assets: cash, trade and other receivables, long term investments;

  •
  financial liabilities: trade payables, long-term borrowings; and

  •
  derivative financial instruments: forward exchange contracts, currency swaps and interest rate swaps.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

        Information on the accounting policies for the financial instruments listed above can be found elsewhere within this Note 2 to the consolidated financial statements.

        Corporate Express is party to derivative financial instruments in the normal course of business, in order to limit the interest cost with respect to our long-term debt, in accordance with the Group's financial risk management policies (Note 4).

        Derivative financial instruments are measured at their fair value. Changes in the fair value of derivative financial instruments are recognised in the income statement, unless the derivatives are designated, and effective, as cash flow hedges in which case the changes in the fair value are deferred and recorded directly in equity attributable to equity holders of the Company. Any ineffective portion is recognised immediately in the income statement.

        In principle interest rate swaps are accounted for as cash flow hedges which means that changes in the fair value of these interest rate swaps are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. The amounts deferred in equity are recognised in the income statement when the hedged items affect the income statement. At inception of the hedge the hedge documentation is prepared which includes the method of prospective and retrospective testing for effectiveness. An interest rate swap is accounted for as a (cash flow) hedge if it is expected to be highly effective, based on the prospective effectiveness test at inception of the hedge. At least quarterly a retrospective test is performed to determine whether the swap has been highly effective. The ineffective portion is recorded in the income statement. In the event that the hedged transaction terminates, the deferred gains or losses on the associated derivative are recorded in the income statement.

        The estimated fair value of interest rate swaps is calculated as the present value, based on the zero coupon interest curve, of the estimated future cash flows. The fair value of currency swaps is determined using forward exchange market rates at the balance sheet date.

        Corporate Express accounts for ordinary purchases and sales of financial assets at trade date.

Impairment of non-current assets other than goodwill

        At balance sheet date, the carrying amounts of property, plant and equipment, internally used software and other noncurrent intangible assets is reviewed to determine whether there is any indication that those assets might have been impaired. Assets whose carrying values exceed their recoverable amount are written down to the higher of the fair value less cost to sell and its value in use. Impairment losses are recognised as an expense immediately. Where an impairment loss of a non-current asset other than goodwill subsequently reverses, the carrying amount of these assets is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

Software (for own use)

        This software is stated at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognised as an expense and calculated on a straight-line basis over the expected useful life of the individual software asset with a maximum of seven years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

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

Property, plant & equipment

        Property, plant & equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

        Depreciation is recognised as an expense and calculated on a straight-line basis over the expected useful lives of the assets, taking into account a residual value. Useful life, residual value and depreciation method of property, plant & equipment are annually reviewed.

        Land is not depreciated.

        Each component of an item of property, plant & equipment with a cost that is significant in relation to the total cost of the item is depreciated separately over its own useful life, not exceeding the remaining useful life of the related asset.

        Borrowing costs to finance the construction of property, plant & equipment are capitalised as part of the costs of the asset, during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs included in the cost of qualifying assets during the year are calculated by applying an average local capitalisation rate to expenditure on such assets.

        The depreciation rates per year are as follows:

Land	Not depreciated
Buildings	3–7%
Plant and equipment	5–10%
Other fixed equipment	10–33%

        Maintenance, repairs and refurbishments are generally recognised as expenses during the period in which they are incurred. However, major renovations are capitalised when they meet the recognition criteria. Major improvements are recognised as a separate component and depreciated over the useful life of the component, not exceeding the remaining useful life of the related asset.

Catalogue production costs

        The cost to produce catalogues is capitalised and presented as prepaid expenses insofar as the catalogue enables the receipt of sales orders. The production costs of that part of a catalogue which is

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

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

        Deferred tax assets and liabilities are recognised for temporary differences in the carrying value of assets and liabilities and their tax base and for loss carry-forwards. Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences and loss carry-forwards can be utilised. Deferred taxes are not discounted and are determined at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets and liabilities are offset when there is a legally enforcable right to offset.

        Tax expense and income related to items that are recorded in equity are recorded likewise.

Investments in associates

        An associate is an entity over which Corporate Express is in a position to exercise significant influence, but not control, in the financial and operational policy decisions of the investee through participation. Significant influence is assumed when Corporate Express holds 20% or more of the voting power. Investments in associates are initially measured at cost and subsequently increased or decreased for the Company's share in the result (after tax) and other changes in equity of the associate less, if applicable, impairments and less distributions received such as dividends. The result of an associate is determined in accordance with Corporate Express' accounting policies.

Leases

        Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards incidental to the ownership of the asset. All other leases are classified as operational leases.

        Corporate Express leases distribution and office facilities under non-cancellable operating leases. Some of the larger leases have separate clauses related to leasehold improvements, where Corporate Express has substantially all the risks and rewards of ownership. Therefore the leasehold improvements are classified as finance leases.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

        Assets under finance leases, with the Company as lessee, are recognised as assets of the Company (under land and buildings in the property, plant & equipment) at their fair value at the date of inception or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. The interest of element of the finance cost is charged to the income statement over the lease period so as to achieve a constant rate of interest on the remaining balance of the liability for each period. The leasehold improvements acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

        Payments under operating leases with the Company as lessee are expensed on a straight-line basis over the term of the relevant lease.

Inventories

        Inventories related to trade goods, used machines and goods in transit are valued at the lower of purchase cost or net realisable value. Purchase cost includes the purchase price, import duties and other taxes (other than those subsequently recoverable from the tax authority) and inbound third-party transportation, handling and other costs directly attributable to the acquisition of trade goods.

        The purchase price is net of trade discounts, cash discounts from suppliers for prompt payment and rebates received from suppliers.

        The difference between the weighted average purchase cost and net realisable value (if the latter is lower) is the provision for impairment for obsolete and slow-moving items.

Trade receivables

        Trade receivables are carried at amortised cost which is usually the nominal value, less an allowance for doubtful receivables. The allowance is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

Equity attributable to equity holders of the Company, ordinary shares and Preference Shares

        Corporate Express' ordinary shares are classified as equity attributable to equity holders of the Company. External costs directly attributable to the issue of new ordinary shares, other than in connection with business combinations, are deducted from equity attributable to equity holders of the Company net of tax.

        Where any Group company purchases Corporate Express share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to equity holders of the Company until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to equity holders of the Company.

        Corporate Express' Preference Shares A are classified as a financial liability and are recognised at the proceeds received, which represent fair value, net of transaction costs incurred. Subsequently the Preference Shares are stated at amortised cost.

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

        Further information regarding Corporate Express' ordinary shares and Preference Shares is given in Note 29.

        The 'option reserve' in equity attributable to equity holders of the Company is the amount of expenses recognised in connection with the employee share options. When the options are exercised reclassification from option reserve to share premium reserve takes place. When the options have lapsed, a reclassification from the option reserve to retained earnings takes place.

        The cumulative translation adjustments in equity attributable to equity holders of the Company relates to the euro translation of assets and liabilities of Group companies whose functional currency is not the euro. When a Group company is sold or otherwise disposed of, the cumulative translation adjustments, if any, are recognised in the income statement as part of the result on the sale or disposal. Also, cumulative translation adjustments with respect to long-term loans that are designated as permanent investments (quasi equity, see Transactions in foreign currencies) are recognised in the income statement when these loans are reduced.

        The hedge reserve relates to changes in the fair value of the interest rate swaps for which hedge accounting is applied. The amounts recorded in the hedge reserve are recognised in the income statement, as other financing expenses, when the hedged item affects the income statement.

Subordinated Convertible Bonds

        Corporate Express' Subordinated Convertible Bonds are classified as a compound financial instrument. The liability component is initially stated at fair value and is subsequently stated at amortised cost which is the initial amount minus interest and principal payments plus cumulative

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement. The value of the conversion option is determined using the residual method. The liability component is recorded as long-term borrowings and the value of the conversion option is recorded directly in equity attributable to equity holders of the Company (net of taxes).

High Yield Bonds, Senior Facilities Agreement and Securitised Notes

        The High Yield Bonds and Term Loans A, C and D and Medium Term Notes are initially stated at fair value (proceeds received net of transaction costs incurred) and subsequently stated at amortised cost. Any difference between the proceeds and redemption value is recognised in the income statement over the term of the loan using the effective interest method. The amortisation is recorded in the income statement as other financing costs.

        The Revolver and Short Term Notes are stated at the proceeds received under long-term borrowings. Transaction costs incurred are recorded as capitalised financing fees under other non-current assets as these borrowings have variable amounts outstanding. The interest paid on these types of borrowings is recorded in the income statement as other financing costs. The capitalised financing fees are amortised on a linear basis over the expected life of the related borrowing. The amortisation expense is presented in the income statement as other financing costs.

Provisions

        The accounting policies regarding pensions and other employee benefits are stated under employee benefits.

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

        Other non-current provisions and liabilities in the balance sheet include provisions for integration and reorganisation following acquisitions, divestments and restructuring of businesses as well as provisions for product warranties and reflect amounts payable after more than one year from the balance sheet date. Amounts payable within one year are recorded under current liabilities.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

2.     Summary of accounting policies (Continued)

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

Disclosure of material items of income and expense

        During the course of a year, certain events may take place which may have unique characteristics that set them apart from the Company's standard day-to-day operations. If these events are significant in size, Corporate Express reports them separately to provide a more operationally oriented view on the results of the business.

Consolidated statements of cash flows

        Cash flow statements have been prepared using the indirect method. Cash flows of subsidiaries with functional currencies other than the euro are translated into euros using the average rates of exchange for the periods involved.

        Corporate Express has chosen to report interests paid and received as part of the cash flow from financing activities.

        The net cash flow is recorded net of the effects of acquisitions and divestments on liquid funds.

3.     Critical accounting estimates and assumptions

        The Consolidated Financial Statements include amounts that are based on management's best estimates, judgements and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates, judgements and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Pensions

        Corporate Express' operating companies offer a variety of defined benefit plans. In countries such as the Netherlands and the United Kingdom, these defined benefit plans are maintained in separate trusts (pension funds) to which Corporate Express makes contributions.

        The Company accounts for pensions in accordance with IAS 19 under which pension expense and related plan assets and benefit obligations are based on a specific methodology that reflects the concepts of accrual accounting. Amounts are reflected in the income statement systematically over the service periods of the employees covered by the plan. Amounts expensed are typically different from amounts funded. Application of IAS 19 requires that management makes use of assumptions regarding, among others, discount rate, expected return on plan assets and rates of compensation, state pension and pension increases in assessing benefit obligations and periodic pension costs. IAS 19 requires readjustment of the significant actuarial assumptions annually to reflect current market and economic

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

3.     Critical accounting estimates and assumptions (Continued)

conditions. Actual circumstances could change the impact of these assumptions giving rise to different benefit obligations, and may affect pension cost in the following years which could have an effect on Corporate Express' future operating result and net result.

        A sensitivity analysis of pension cost in 2007 for a change in discount rate and/or expected return on plan assets is provided under Note 22.

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

        Management assumptions and estimates are also affected by external factors such as assumed macro-economic conditions, and market developments. These estimates may change over time and may cause the Company to record additional impairment charges. Also the fair value and hence the impairment charge is sensitive to the discount rate. The discount rate is derived from the pre-tax estimated weighted cost of capital, reflecting the risks inherent to the cash-generating unit and a normative financing profile. The discount rate before tax used for the impairment test at 31 December 2007 was between 10.3% and 11.2% dependent on the cash-generating unit. In 2007, 2006 and 2005, no goodwill impairments were recorded (see also Note 18). A sensitivity analysis around the key assumptions has been performed and it was concluded that no reasonably possible changes in key assumptions would cause an impairment amount.

Taxation

        Corporate Express has a considerable amount of loss carry-forwards. For these loss carry-forwards and for temporary differences in the valuation of assets and liabilities for reporting and tax purposes, deferred tax assets and deferred tax liabilities are recognised.

        Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. In determining the valuation of deferred tax assets and liabilities, Corporate Express' assessment of future taxable income, available taxable temporary differences, tax planning, applicable limitations on the use of tax loss carry-forwards are factors taken into account. These factors are determined in consultation with external tax experts. If actual future taxable income is different than originally assessed, if tax planning fails to materialise, if limitations on the use of tax loss carry-forward apply the valuation of deferred tax assets and liabilities may have to be adjusted which may have an effect on the reported tax expense and net result.

Other receivables in respect of rebates from suppliers

        Corporate Express receives various types of rebates from suppliers, which are based on the volume of goods purchased (volume-based rebates) or based on the inclusion of certain products of the supplier in Corporate Express' catalogue offerings (catalogue contributions) or are received for entering

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

3.     Critical accounting estimates and assumptions (Continued)

into a contract with a supplier (contract-based rebates). Volume-based rebates are settled in arrears, mostly not exceeding one year. For each interim reporting period volume-based rebates are accrued on the basis of a prudent estimate of the volumes to be purchased for the entire rebate period.

Provisions for restructuring and integration

        Corporate Express records provisions for restructuring and integration relating to cost-saving restructuring measures and the integration of acquired businesses. These provisions are based on Corporate Express' best estimate of costs to be incurred for, among other things, severance payments, termination fees and penalties for rental and other contracts. If actual costs are different than originally estimated, the provisions for restructuring and integration may be insufficient which could affect operating result and net result.

        Furthermore, additional restructuring measures may be necessary depending on changes in economic conditions and operating performance, which may result in additional provisions, which in turn may affect operating result and net result.

Provisions for legal proceedings

        Corporate Express is involved in various legal and regulatory proceedings arising in the normal course of its business. Corporate Express accrues for the estimated probable costs to resolve these proceedings if a reasonable estimate can be made of the probable outcome. After consultation of in-house and outside legal counsels, these accruals are based on the analysis of possible outcomes of litigation and settlements. Operating result and net result could be affected if actual outcomes are different than originally estimated.

4.      Financial market risks

        Corporate Express is exposed to financial market risks, including adverse changes in interest rates, currency exchange rates and availability of short-term liquidity. Our financial policies are designed to mitigate these risks by restricting the impact of interest and currency movements on our financial position while safeguarding an adequate liquidity profile.

        The financial risks are managed by our Treasury function, which does not operate with a profit objective but pursues benefits of scale and efficiency and provides in-house services in the area of financial logistics. Cash and third-party debt is concentrated in the main financing companies to ensure maximum efficiency in meeting changing business needs, while local operations are largely financed by a mix of equity and long-term inter-company loans denominated in local currencies.

        Derivative financial instruments are used only to hedge against financial market risks, and not for speculative purposes. Financial instruments with third parties are primarily dealt by Corporate Express NV, Corporate Express US Finance, Inc. and Corporate Express Shared Service Center (Europe) NV. These entities also act as the main financing companies for the Group. In addition, an accounts receivable securitisation programme is being operated using Corporate Express Silver US LLC and Corporate Express Silver Europe BV (see Note 32).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

4.      Financial market risks (Continued)

Capital risk management

        The financing policy aims to maintain a capital structure which enables us to achieve our Group strategic objectives and daily operational needs. The degree of flexibility of the capital structure, including appropriate access to capital markets, the financing of working capital fluctuations and the costs of financing (optimal weighted average cost of capital) are factors taken into consideration. With respect to the level of debt financing, Corporate Express focuses on cash interest cover (operating result before depreciation of tangible fixed assets and amortisation of software and other intangible assets over cash interest) and the relationship between borrowings and total enterprise value (market value based leverage, which is calculated by using the market capitalisation of equity and the nominal value of interest-bearing debt as the total enterprise value). The objective is to restrict the four quarterly rolling cash interest coverage to a minimum of three times and the market-value based gearing (net interest-bearing debt over total enterprise value) over time to a maximum of 50%. In addition, consideration is given to the development of specific capital ratios, of which the leverage ratio (net interest-bearing debt over operating result before depreciation of tangible fixed assets and amortisation of software and other intangible assets) is the most relevant. Actual cash interest cover at 31 December 2007 was 3.9 (2006: 5.0), which is above our minimum target level of 3.5, and the leverage ratio was 3.1 (2006: 3.2)(1).

(1)
Cash interest cover 2006 and 2007 and leverage ratio 2006 are calculated based on operating result before depreciation of tangible fixed assets and amortisation of software and other intangible assets, including discontinued operations.

Credit risks

        Our business involves risks that our customers do not pay their invoices for reasons of insolvency. In general we want to balance providing adequate service with non-payment risks and consequently set limits for delivery on credit terms or require cash on delivery. These decisions are taken on a local level according to local customs and experience. The Company's customer base is spread over many industries and sectors (including government institutions), most of these customers are large corporations or institutions. No individual customer represents 0.5% or more of the Company's total sales or trade accounts receivable balance in any year.

        Management believes it has adequately provided for the collection risk (including the repurchase agreements) in the Company's accounts receivable, by recording a provision for impairment of trade receivables, which reduces such amounts to their net realisable value, taking into consideration that collection risks are to a certain extent insured.

        The Company has deposited its cash and deposits with reputable financial institutions with high-quality credit ratings.

Interest rate risks

        The Company is funded through a mix of equity and debt instruments on which different types of interest rates are being paid. Consequently, a change of interest rates in these instruments can lead to higher costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

4.      Financial market risks (Continued)

        Our interest policy is designed to restrict the short-term impact of fluctuations in interest rates while keeping the interest burden as low as possible. Of the non-current portion of long-term borrowings on 31 December 2007, 46% was at fixed interest rates before hedging. Interest rate swaps are used to hedge against floating interest. We currently aim to have around 50% of the long-term borrowings, after hedging, at fixed interest given the present level of interest cover. On 31 December 2007, 56% of the non-current long-term borrowings was, after hedging, at fixed interest rates. Treasury reviews the interest position on a frequent basis taking into regard changes in market circumstances.

        Breakdown of long-term borrowings by interest profile:

	31 December 2007
	Fixed	%	Floating		%
Subordinated loans and Preference Shares A	468	46%
Other loans			543		54%
Interest swaps >1 year (see below)	95		[95	]

Total	563	56%	448		44%

	31 December 2006
	Fixed	%	Floating		%
Subordinated loans and Preference Shares A	484	38%
Other loans	2	0%	797		62%
Interest swaps >1 year (see below)	228		[228	]

Total	714	56%	569		44%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

4.      Financial market risks (Continued)

        Corporate Express' Interest Rate Swap contracts:

	31 December 2007
Maturity	Notional amount(1) in millions	Average interest rate in %(2)	Fair value in millions
< 1 year	119	4.71%	0
< 2 years	61	5.17%	[1	]
< 3 years	34	4.95%	[1	]
< 5 years	0

Total	214		[2	]

	31 December 2006
Maturity	Notional amount(1) in millions	Average interest rate in %(2)	Fair value in millions
< 1 year	133	4.27%	1
< 2 years	133	4.71%	1
< 3 years	57	4.95%	0
< 5 years	38	4.95%	0

Total	361		2

(1)
The notional amount of these interest rates swaps are denominated in US dollars and have been translated at the year-end exchange rate.

(2)
Pursuant to these swaps, Corporate Express pays the fixed interest rates indicated in the table and receives floating rates based on three-month LIBOR.

        The total fair value at 31 December 2007 of the interest rate swap contracts was €2 million negative (€2 million positive in 2006).

        The estimated fair value of the outstanding interest rate swap contracts (IRS's) indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date, and is included in the tables above. As of 1 January 2005, hedge accounting is applied to all IRS's.

        The fair value of the IRS's at the start of hedge accounting is amortised to the hedge reserve with an offsetting amount in the income statement. The total amount recorded in the income statement in 2007 was a gain of €0.2 million (as financing costs) and a total amount of €4 million was released from the hedge reserve. In 2006, a gain of €2 million (as financing costs) was recorded in the income statement and an amount of €2 million was added to the hedge reserve.

Sensitivity analysis for interest rate risk

        At 31 December 2007, if interest rates on borrowings had been 100 bps higher with all other variables held constant, pre-tax profit for the year would have been €3.2 million (2006: €4.4 million) lower, mainly as a result of higher interest expense on floating rate borrowings; other components of

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

4.      Financial market risks (Continued)

equity would have been €2.1 million (2006: €5.6 million) higher mainly as a result of an increase in the fair value of fixed rate financial assets classified as available-for-sale.

Currency rate risks

        A major proportion of Corporate Express' activities is conducted in currencies other than the euro. The position in relation to the US dollar is in particular relevant, as approximately one-third of Corporate Express' operating results of continuing operations were generated in US dollars in 2007. This results in foreign exchange translation exposure when our results are translated into euro in our consolidated financial statements.

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

        Corporate Express aims to incur its debt by currency after hedges approximately in proportion to the forecasted split of earnings before interest and amortisation, after tax (to be) paid over the major currencies. The remaining translation risk is not covered. Forward foreign exchange and currency swaps are used to adjust the currency profile of the loans issued towards the desired position in order to achieve the hedging as per policy. Per the end of 2007 the expected US$proportion in the forecasted earnings before interest and amortisation, after tax to be paid for 2008 amounts to approximately 41%. The proportion of US$in debt amounts to approximately 44%.

        Given the volatility of currency exchange rates, there can be no assurance that Corporate Express will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on Corporate Express' financial conditions or results of operations.

        Breakdown of long-term borrowings by currency:

	31 December 2007	31 December 2006
As issued:
EUR	334	396
USD	586	838
Other	91	50

	1,011	1,284

After hedging with forward exchange and currency swaps (see below):
EUR	408	486
USD	444	690
Other	159	108

	1,011	1,284

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

4.      Financial market risks (Continued)

        Forward foreign exchange and currency swap contracts at 31 December 2007:

Currency swap contracts	Maturity	Weighted average contractual exchange rate	Notional amount	Fair value
Buy USD/sell CAD	< 1 year	0.98	21	0
Buy USD/sell EUR	< 1 year	1.45	121	[2	]
Buy GBP/sell EUR	< 1 year	0.86	2	0
Buy EUR/sell SEK	< 1 year	9.47	31	0
Buy EUR/sell NOK	< 1 year	8.02	13	0
Buy EUR/sell DKK	< 1 year	7.46	5	0

Total			193	[1	]

        The estimated fair value of the outstanding currency swap contracts indicates how much would be paid or received in exchange for termination of the contracts without further commitments as per the balance sheet date. The fair value of the currency swap contracts at 31 December 2007 of €1 million negative (2006: €0 million) is included in long-term borrowings. Corporate Express does not apply hedge accounting to the currency swaps which means that the changes in the fair value are recorded in the income statement and included in financing costs.

Sensitivity analysis currency rate risks

        The value changes of financial instruments due to a 10 percent strengthening of the euro against the US$at 31 December 2007 would have decreased result before tax by €17 million in 2007 (2006: €25 million) and would not have impacted other components of equity (same for 2006).

        The value changes of financial instruments due to a 10 percent weakening of the euro against the US$at 31 December 2007 would have increased result before tax by €21 million in 2007 (2006: €31 million) and would not have impacted other components of equity (same for 2006).

Liquidity risk

        The Company faces continuous changes in its requirements for working capital and the payment of its costs and as a consequence has a need to be able to raise liquidity. The objective is to be able to fund the expansion of its business, working capital requirements, capital expenditure and restructuring.

        The Company's policy is to arrange contractual bank facilities with reputable banks to meet its needs. Treasury manages its liquidity position constantly and concentrates available liquidity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

4.      Financial market risks (Continued)

31 December 2007

	Due within 1 year		Due > 1 year < 2 years	Due > 2 years < 3 years	Due > 3 years < 4 years	Due > 4 years < 5 years	Due > 5 years	Total
Borrowings(1)	117		37	622	2	2	205	985
Perpetual interest payment on Preference Shares(2)	11		11	11	11	11	11 p/yr	11 p/yr
Interest payments	59		56	40	21	17	49	242
Derivatives gross settled cash in	[193	]	—	—	—	—	—	[193]
Derivatives gross settled cash out	194		—	—	—	—	—	194
Derivatives net settled	0		0	0	—	—	—	0
Trade payables	547		—	—	—	—	—	547
Operational lease liabilities	99		84	67	53	43	189	535

31 December 2006

	Due within 1 year		Due > 1 year < 2 years	Due > 2 years < 3 years	Due > 3 years < 4 years	Due > 4 years < 5 years	Due > 5 years	Total
Borrowings(1)	66		36	164	720	230	—	1,216
Perpetual interest payment on Preference Shares(2)	11		11	11	11	11	11 p/yr	11 p/yr
Interest payments	76		73	67	41	18	55	330
Derivatives gross settled cash in	[210	]	—	—	—	—	—	[210	]
Derivatives gross settled cash out	210		—	—	—	—	—	210
Derivatives net settled	4		1	0	0	—	—	5
Trade payables	720		—	—	—	—	—	720
Operational lease liabilities	99		81	62	48	39	170	499

(1)
At redemption value, see table 'repayment schedule long-term borrowings' on page 162.

(2)
Interest on Preference Shares A will be subject to market circumstances as per 2010 after which it will be fixed for another period of 8 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

5.     Acquisitions

        During 2007, Corporate Express acquired 100% of the shares of:

  •
  Davenport Office Inc. (31 August), a contract office supply and furniture distributor in Canada

  •
  Raeco International (1 June), a catalogue distribution supplier of library supplies with operations in Australia and New Zealand

  •
  Møller & Landschultz A/S (30 November), a business-to-business office products distributor in Denmark.

        The acquired businesses contributed net sales of €22 million and an operating result of €1 million to the Group for the period from acquisition date till 31 December 2007. If the acquisition had occurred on 1 January 2007, Group net sales would have been €5,709 million and operating result would have been €205 million. These pro forma amounts are unaudited.

        Details of net assets acquired and goodwill are as follows:

Total purchase considerations for Davenport, Raeco and Møller & Landschultz
Cash paid	52
Contingent balance payables to vendors	1
Direct costs relating to the acquisition	1

Total purchase consideration	53
Fair value of net assets acquired	22

Goodwill (provisional)	30

        The goodwill arising on these acquisitions is attributable to the anticipated profitability of the distribution of the Corporate Express' products in the new markets and the anticipated future operating synergies from the operation. The goodwill is provisional as the Company is in the process of finalisation of the purchase price allocation of the other intangible fixed assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

5.     Acquisitions (Continued)

Davenport, Reaco and Møller & Landschultz

	Carrying value of net assets acquired		Recognition intangible assets		Fair value
Assets
Customer relations	—		12		12
Other intangible non-current assets	—		2		2
Property, plant and equipment	7		—		7
Inventories	7		—		7
Trade receivables	10		—		10
Other receivables	1		—		1
Cash and cash equivalents	0		—		0
Liabilities
Long-term borrowings	[4	]	—		[4	]
Deferred taxes	—		[4	]	[4	]
Trade payables	[6	]	—		[6	]
Other current liabilities	[2	]	—		[2	]

Net assets acquired	13		9		22
Goodwill	—		—		30

Purchase consideration settled in cash	—		—		52
Other acquisition related payments	—		—		2

Total cash outflow on acquisition	—		—		55

        During 2006, Corporate Express acquired 100% of the shares of Andvord Tybring-Gjedde ASA (ATG), an office products group based in Norway and Sweden. The acquired business contributed net sales of €101 million and operating result of €7 million and a net result of €1 million to the Group for the period from 22 September 2006 to 31 December 2006. The contribution of the acquired business to the earnings per share for 2006 was €0.01. If the acquisition had occurred on 1 January 2006, Group net sales would have been €6,532 million and operating result would have been €260 million. These pro forma amounts are unaudited.

        Details of net assets acquired and goodwill are as follows:

Purchase consideration ATG
Cash paid	241
Direct costs relating to the acquisition	5

Total purchase consideration	246
Fair value of net assets acquired	107

Goodwill	139

        The goodwill arising on the acquisition of ATG is attributable to the anticipated profitability of the distribution of the Corporate Express' products in the new markets and the anticipated future operating synergies from the operation. The proposed transaction fulfils one of Corporate Express' strategic ambitions, providing an opportunity to expand the Group's geographic coverage in the Nordic region.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

5.     Acquisitions (Continued)

The combination presents a strategic and geographical fit, delivering Corporate Express with major market positions in Norway and Sweden and improved access to the Danish market. It brings a platform for further expansion in the Nordic region.

ATG

	Carrying values of net assets acquired		Recognition intangible assets		Fair value
Assets:
Brand names	—		3		3
Customer relations	—		62		62
Other intangible non-current assets	—		7		7
Property, plant and equipment	24		—		24
Deferred tax assets	19		—		19
Inventories	35		—		35
Trade receivables	46		—		46
Other receivables	3		—		3
Cash and cash equivalents	8		—		8
Liabilities:
Long-term borrowings	[32	]	—		[32	]
Pensions	[5	]	—		[5	]
Other non-current liabilities	[1	]	—		[1	]
Deferred tax liabilities	—		[17	]	[17	]
Trade payables	[20	]	—		[20	]
Other current liabilities	[26	]	—		[26	]

Net assets acquired	52		72		107
Goodwill	—		—		139

Purchase consideration settled in cash	—		—		246
Liquid funds acquired:
Cash and cash equivalents	—		—		8

Cash outflow on acquisition	—		—		238

        In 2007 the purchase price allocations of the acquisitions in 2006 were finalised resulting in an adjustment of goodwill of €21 million.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

5.     Acquisitions (Continued)

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

6.     Divestments, discontinued operations

        As of 12 November 2007, Corporate Express sold ASAP Software to Dell Computers for a total consideration of US$353 million. After considering the impact of the related transaction expenses and the taxation, the transaction resulted in a net gain of €97 million. In these financial statements, the net result of ASAP Software has been reported retrospectively as the line item Net result fom discontinued operations. Likewise, ASAP Software's cash flows has been reported retrospectively as the line items Net cash from operating/investing/financing activities discontinued operations. Until disposal ASAP Software was our fifth business segment and reported likewise.

Results from discontinued operations

	2007(1)		2006		2005
Net sales	602		809		772
Purchase value trade goods sold	[542	]	[727	]	[693	]
Depreciation and amortisation	[3	]	[3	]	[3	]
Operating result	15		29		33
Result before taxes	15		28		33
Taxes	[6	]	[11	]	[13	]
Net result	9		18		20
Gain before tax on sale ASAP Software	142		—		—
Tax on sales ASAP Software	[45	]	—		—
Gain after tax on sale ASAP Software	97		—		—
Net cash provided by operating activities	[5	]	45		15
Capital expenditure	[4	]	[5	]	[5	]
Number of employees at year-end	—		603		544

(1)
Results ASAP Software for the period 1 January–11 November 2007.

        As of 26 October 2007 Corporate Express sold 100% of the shares of Veenman Germany GmbH to Konica Minolta for a total consideration of €14.5 million. After considering the impact of the related transaction expenses the transaction resulted in a gain of €10 million, which has been reported as income on a separate line item under operating result.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

7.     Segment information

        Corporate Express has four business segments: Office Products North America; Office Products Europe; Office Products Australia; and Printing Systems. ASAP Software used to be the fifth business segment until 12 November 2007 when ASAP Software was sold to Dell Computers.

        Office Products North America, Europe and Australia mainly operate under the name Corporate Express and offer a full range of products to large- and medium-sized companies and institutions such as traditional office supplies and office furniture but also facility supplies, forms and print and promotional products. The copier business of Veenman, which until 2006 was reported as an activity of Office Products Europe is in this segment information reported under Printing Systems. This organisational transfer has been reflected retrospectively in the segment information. The impact on net sales for 2006 is €94 million and 2005 €108 million.

        The historical segment information of ASAP Software is reported in the column 'Discontinued operations' in the tables below.

        'Unallocated' in the tables below includes our financing costs incurred by the corporate head office as well as costs, assets and liabilities relating to geographical holding companies.

Business segment information

	OPNA 2007		OPE 2007		OPA 2007		Printing Systems 2007		Unallo-cated 2007		Corporate Express continuing operations 2007		Disconti- nued operations(1) 2007		Corporate Express total operations(1) 2007
in millions of euro, except number of employees
Net sales	2,967		1,289		796		578		—		5,631		602		6,233
Purchase value trade goods sold	[1,998	]	[856	]	[538	]	[400	]	—		[3,791	]	[542	]	[4,333	]
Depreciation and amortisation	[57	]	[22	]	[10	]	[8	]	[0	]	[97	]	[3	]	[100	]
Operating result / segment result	83		32		65		32		[10	]	201		15		216
Total net financing costs	—		—		—		—		—		[115	]	—		—
Subsequent result from disposal of operations	—		—		—		—		—		0		—		—
Result before taxes	—		—		—		—		—		86		—		—
Taxes	—		—		—		—		—		3		—		—
—Net result from continuing operations	—		—		—		—		—		89		—		89
—Net result from discontinued operations	—		—		—		—		—		—		106		106
Net result from total Group	—		—		—		—		—		89		106		195
Attributable to:	—		—		—		—		—		—		—		—
Holders of ordinary shares
Corporate Express NV	—		—		—		—		—		72		106		178
Minority interests in Group companies	—		—		—		—		—		17		—		17
Goodwill	848		263		288		3		—		1,420		—		1,420
Total assets	1,733		720		302		212		832		3,799		—		3,799
Total liabilities	356		251		118		149		1,342		2,215		—		2,215
Net cash from operating activities	110		66		50		35		[34	]	227		[5	]	223
Capital expenditure(2)	[50	]	[14	]	[9	]	[6	]	[4	]	[83	]	[4	]	[87	]
Number of employees at year-end	10,071		3,962		2,537		1,256		74		17,900		—		17,900

(1)
Results ASAP Software for the period 1 January–11 November 2007.

(2)
Property, plant & equipment and software.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

7.     Segment information (Continued)

Business segment information

	OPNA 2006		OPE 2006		OPA 2006		Printing Systems 2006		Unallo-cated 2006		Corporate Express continuing operations 2006		Disconti- nued operations 2006		Corporate Express total operations 2006
in millions of euro, except number of employees
Net sales	3,187		1,002		743		565		—		5,497		809		6,306
Purchase value trade goods sold	[2,113	]	[687	]	[512	]	[384	]	—		[3,696	]	[727	]	[4,422	]
Depreciation and amortisation	[65	]	[13	]	[9	]	[8	]	—		[96	]	[3	]	[99	]
Operating result / segment result	131		15		60		22		[4	]	223		29		252
Total net financing costs	—		—		—		—		—		[96	]	—		—
Subsequent result from disposal of operations	—		—		—		—		—		7		—		—
Result before taxes	—		—		—		—		—		134		—		—
Taxes	—		—		—		—		—		[10	]	—		—
—Net result from continuing operations	—		—		—		—		—		124		—		124
—Net result from discontinued operations	—		—		—		—		—		—		18		18
Net result from total Group	—		—		—		—		—		124		18		142
Attributable to:
Holders of ordinary shares
Corporate Express NV	—		—		—		—		—		105		18		123
Minority interests in Group companies	—		—		—		—		—		19		—		19
Goodwill	919		263		275		3		—		1,460		71		1,531
Total assets	1,872		714		282		233		824		3,925		253		4,178
Total liabilities	416		229		109		164		1,559		2,477		173		2,651
Net cash from operating activities	152		1		44		27		[36	]	187		45		232
Capital expenditure(1)	[50	]	[9	]	[8	]	[5	]	[2	]	[73	]	[5	]	[78	]
Number of employees at year-end	10,015		3,806		2,524		1,515		68		17,927		603		18,529

(1)
Property, plant & equipment and software.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

7.     Segment information (Continued)

Business segment information

	OPNA 2005		OPE 2005		OPA 2005		Printing Systems 2005		Unallo-cated 2005		Corporate Express continuing operations 2005		Disconti- nued operations 2005		Corporate Express total operations 2005
in millions of euro, except number of employees
Net sales	3,048		840		701		529		—		5,118		772		5,890
Purchase value trade goods sold	[1,995	]	[588	]	[485	]	[353	]	—		[3,421	]	[693	]	[4,114	]
Depreciation and amortisation	[58	]	[11	]	[7	]	[9	]	—		[86	]	[3	]	[89	]
Operating result / segment result	143		[1	]	59		11		[12	]	199		33		232
Total net financing costs	—		—		—		—		—		[191	]	—		—
Subsequent result from disposal of operations	—		—		—		—		—		5		—		—
Result before taxes	—		—		—		—		—		13		—		—
Taxes	—		—		—		—		—		[12	]	—		—
—Net result from continuing operations	—		—		—		—		—		1		—		1
—Net result from discontinued operations	—		—		—		—		—		—		20		20
Net result from total Group	—		—		—		—		—		1		20		21
Attributable to:
Holders of ordinary shares
Corporate Express NV	—		—		—		—		—		[18	]	20		2
Minority interests in Group companies	—		—		—		—		—		19		—		19
Goodwill	1,014		134		269		3		—		1,420		79		1,499
Total assets	2,021		387		259		242		850		3,759		282		4,041
Total liabilities	455		190		109		168		1,425		2,347		185		2,532
Net cash from operating activities	183		[1	]	40		28		[34	]	216		15		232
Capital expenditure(1)	[39	]	[7	]	[9	]	[3	]	[1	]	[59	]	[5	]	[64	]
Number of employees at year-end	9,976		3,018		2,337		1,629		71		17,031		544		17,575

(1)
Property, plant & equipment and software

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

7.     Segment information (Continued)

Geographical segment information

	North America						Europe						Australia/ New Zealand						Total Corporate Express
	2007		2006		2005		2007		2006		2005		2007		2006		2005		2007		2006		2005
in millions of euro, except number of employees
Net sales	2,962		3,187		3,048		1,873		1,567		1,369		796		743		701		5,631		5,497		5,118
Depreciation and amortisation	[57	]	[65	]	[58	]	[30	]	[21	]	[20	]	[10	]	[9	]	[7	]	[97	]	[96	]	[86	]
Operating result/segment result	80		130		141		56		34		[1	]	65		60		59		201		223		199
Capital expenditure(1)	[53	]	[55	]	[44	]	[22	]	[16	]	[11	]	[9	]	[8	]	[9	]	[85	]	[78	]	[64	]
Long lived assets(2)	1,021		1,193		1,330		400		373		220		294		289		283		1,715		1,855		1,832
Total assets	2,034		2,455		2,706		1,271		1,252		876		493		471		460		3,799		4,178		4,042
Total liabilities	1,102		1,629		1,614		907		880		783		206		142		135		2,215		2,651		2,532
Number of employees at year-end	10,051		10,020		9,981		5,312		5,383		4,713		2,537		2,524		2,337		17,900		17,927		17,031

(1)
Property, plant & equipment and software.

(2)
Long-lived assets include tangible and intangible fixed assets.

8.     Net sales

	2007	2006	2005
Trade goods	5,536	5,396	5,011
Services	75	82	86
Equipment rental	4	5	7
Catalogue income	16	14	13

Total	5,631	5,497	5,118

9.     Employee benefit expenses

	Notes	2007		2006		2005
Wages and salaries		[713	]	[742	]	[728	]
Social security contributions		[123	]	[117	]	[111	]
Pensions		[20	]	[12	]	[13	]
Stock options		[8	]	[8	]	[7	]
Other		[56	]	[56	]	[51	]

Subtotal		[920	]	[935	]	[910	]

Less:
Costs related to the transfer of defined contribution plans into defined benefit plans		5		—		—
Reclassification restructuring and termination expenses	11	14		33		13
Capitalisation of expenses		18		19		15

Total		[883	]	[883	]	[881	]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

9.     Employee benefit expenses (Continued)

        Pensions in 2007 includes an expense of €25 million related to defined contribution plans and an income of €10 million related to defined benefit plans. Pensions in 2006 and 2005 includes an expense of respectively €21 million and €20 million related to defined contribution plans and an income of respectively €9 million and €8 million related to defined benefit plans. For details of the income related to defined benefit plans, see Note 22.

        A one-off cost of €5 million related to the reclassification of two defined contribution plans in the Netherlands as defined benefit plans.

10.   Other operating expenses

	Notes	2007		2006		2005
Rent and maintenance expenses		[111	]	[101	]	[95	]
Delivery and subcontracting expenses		[255	]	[226	]	[192	]
Automation, communication, facility expenses and consulting fees		[166	]	[146	]	[135	]
Other		[111	]	[101	]	[101	]

Subtotal		[643	]	[575	]	[522	]

Less:
Reclassification restructuring	11	21		6		4
Result on disposal of Veenman Germany		[10	]	—		—
Capitalisation of expenses		3		7		5

Total		[629	]	[561	]	[513	]

        Other operating expenses include advertising expenses (net) of €8 million for 2007, €7 million for 2006 and €6 million for 2005.

        In 2007 Veenman Germany was sold which resulted in a bookgain of €10 million. As Veenman Germany cannot be considered a discontinued operation, the result of the sale is reported under operating expenses.

11.   Restructuring and termination expenses

        In 2007, we incurred €22 million of one-off costs in the Office Products North America business segment. These costs related primarily to personnel reduction at the U.S. headquarters and investments in our logistics infrastructure.

        In the Office Products Europe business segment, we incurred one-off costs of €8 million, consisting of a €6 million charge for the planned consolidation of our German distribution centres, including a charge for lease obligations to be terminated. A €2 million charge incurred for the restructuring of Corporate Express Italy.

        As part of Corporate expenses we recorded €5 million in relation to the termination of the contracts of Frans Koffrie, former CEO of Corporate Express NV, and Mark Hoffman, former President and CEO of Corporate Express North America.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

11.   Restructuring and termination expenses (Continued)

        In 2006, we incurred in total €35 million in one-off costs, such as double running and relocation expenses, for the centralisation of back-office functions and the streamlining of the organisation in North America.

        We recorded a charge of €5 million incurred as the result of optimising our facilities in the Benelux and further restructuring of Veenman Germany.

        In 2005, in the Office Products North America business segment we recorded a €10 million charge for the centralisation of local administrative operations such as credit and collections and customer care. Restructuring charges of in total €8 million were recorded related to the German furniture business, Veenman Germany and Corporate Express Benelux.

12.   Total net financing costs

Refinancing expenses

        In the years ended 31 December 2007 and 31 December 2006, no refinancing expenses were recorded.

2005

Repurchase Preference Shares C

        On 22 February 2005, Corporate Express reached agreement with the holders of the Preference Shares C regarding the purchase by Corporate Express of all 43,628 issued and outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

12.   Total net financing costs (Continued)

Other financing costs

	2007		2006		2005
Interest income on bank deposits	4		2		2
Interest income on financial liabilities held for trading	5		2		—
Net foreign exchange gain on financial liabilities measured at amortised costs	3		—		—
Change in fair value of financial liabilities held for trading	2		2		2

Financial income	13		7		4
Interest expense on financial liabilities measured at amortised costs	[98	]	[84	]	[66	]
Dividend on preference shares	[11	]	[11	]	[19	]
Amortisation of capitalised financing fees (Note 23)	[2	]	[2	]	[2	]
Interest expense on financial liabilities held for trading	—		—		[3	]
Change in fair value on financial liabilities held for trading	[18	]	[0	]	[15	]
Net foreign exchange loss on financial liabilities measured at amortised cost	—		[7	]	[3	]
Other	0		0		[2	]

Financial expense	[129	]	[104	]	[110	]
Less: amounts included in the cost of qualifying assets	0		0		0

Total	[115	]	[96	]	[106	]

13.   Subsequent result from disposal of operations

        In 2006 following the disposal of our Paper Merchanting Division a pre-tax (non-cash) benefit of €9 million (€6 million net of tax) was recorded as an accounting consequence of transferring related pension assets and liabilities out of the Corporate Express Dutch pension fund. An amount of €1 million was released from a provision related to former divestments.

        The amount in 2005 mainly relates to Corporate Express' former subsidiary Kappa Packaging which was divested in 1998.

14.   Income taxes

        Corporate Express' operations are subject to income taxes of different jurisdictions with varying statutory tax rates.

        In 2007, taxes in the Consolidated Statement of Income amount to a gain of €3 million. In this gain a benefit of €30 million is included as the result of further recognition of deferred tax assets and releases of deferred tax liabilities.

        In 2006, taxes in the Consolidated Statement of Income amount to an expense of €10 million. In this expense a benefit of €10 million is included as the result of the settlement of tax disputes, further recognition of deferred tax assets and the enacted change of the tax rate in the Netherlands as per the fiscal year 2007.

        In 2005, taxes in the Consolidated Statement of Income include a €4 million benefit due to the further recognition of deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

14.   Income taxes (Continued)

        Corporate Express' effective tax rate on continuing operations was [2.6%] in 2007, 6.8% in 2006 and 9.0% in 2005. The effective tax rate is determined based on the ratio of taxes to the amount of result from operations before taxes and before amortisation and impairment of goodwill and before expenses related to the Preference Shares A and C as these items are predominantly exempted from taxes. For calculating the effective tax rate, certain adjustments are made to the amount of taxes in the Consolidated Statement of Income and result from operations which are shown in the following tables.

	2007		2006		2005
Net result	195		142		21
Adjustments:
Taxes	[3	]	10		12
Add back non-deductible or non-taxable items:
Interest Preference Shares A	11		11		11
Amortisation cost and fair value changes
Preference Shares C	—		—		26
Repurchase Preference Shares C	—		—		85
Translation differences on intercompany loans	13		5		—
Other non-deductible expenses	5		5		3
Subsequent result from disposal of operations	[106	]	[25	]	[25	]

	[77	]	[4	]	100

Total taxable result for calculating effective tax rate	115		148		133

	2007		2006		2005
Taxes as per Consolidated Statement of Income	3		[10	]	[12	]

Effective tax rate	[2.6	%]	6.8%		9.0%

        A reconciliation from Corporate Express' weighted average statutory tax rate to its effective tax rate is as follows:

	2007		2006		2005
Weighted average statutory tax rate	29.6%		33.7%		31.9%
Changes related to:
—Loss carry-forwards not expected to be realised	7.4%		3.8%		4.2%
—Loss carry-forwards expected to be realised	[5.4	%]	[8.9	%]	[1.5%]
—Deferred tax liabilities	[13.0	%]	[1.6	%]	1.0%
Tax incentives, tax exempt income, non-tax deductible expenses and other	[21.2	%]	[20.2	%]	[26.6%]

Effective tax rate	[2.6	%]	6.8%		9.0%

        The differences in the weighted average statutory tax rates are the result of lower statutory tax rates in some countries and a mix effect.

        Due to the divestment of ASAP Software in 2007, the effective tax rates of 2006 and 2005 as reported in previous years have been recalculated based on continuing operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

14.   Income taxes (Continued)

        Taxes as per Consolidated Statement of Income can be specified as follows:

	2007	2006		2005
Current	[27]	[31]		[27]

Deferred:
Benefits operating loss carry-forwards	24	15		14
Adjustments to deferred taxes for enacted changes in tax laws or a change in the tax status	—	3		—
Adjustments in the valuation of deferred tax assets due to change in judgment about realisability	5	0		4
Other deferred tax items	1	3		[3	]

Total deferred	30	21		15

Total income taxes	3	[10	]	[12	]

15.   Total minority interest

        Minority interests mainly represent the 41.2% (2006: 46.5% and 2005: 46.9%) share of third parties in the result of Corporate Express Australia Ltd.

16.   Earnings per share

        Basic earnings per share are computed by dividing result by the weighted average number of ordinary shares outstanding for the periods under review.

        Diluted earnings per share assume that dilutive convertible securities were converted at the beginning of each year and all options outstanding at the end of the year were exercised, insofar as the average market price was higher than the average exercise price during the financial year. Potential dilutive convertible securities are treated as dilutive when their conversion to ordinary shares would decrease earnings per share or increase loss per share.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

16.   Earnings per share (Continued)

        The computation of basic and diluted earnings per ordinary share is as follows:

Calculation basic earnings per share

	2007	2006	2005
A-Net result from continuing operations attributable to holders of ordinary shares Corporate Express NV	72	105	[18	]
B-Net result from discontinued operations attributable to holders of ordinary shares Corporate Express NV	106	18	20
C-Net result from total Group attributable to holders of ordinary shares Corporate Express NV	178	123	2
Weighted average number of ordinary shares outstanding (in thousands)	182,192	180,078	168,231
A-Net result from continuing operations per share attributable to holders of ordinary shares Corporate Express NV (in euro)	0.40	0.58	[0.11	]

B-Net result from discontinued operations per share attributable to holders of ordinary shares Corporate Express NV (in euro)	0.58	0.10	0.12

C-Net result from total Group per share attributable to holders of ordinary shares Corporate Express NV (in euro)	0.98	0.68	0.01

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

16.   Earnings per share (Continued)

Calculation diluted earnings per share

	2007	2006	2005
A-Net result from continuing operations attributable to holders of ordinary shares Corporate Express NV	72	105	[18	]
B-Net result from discontinued operations attributable to holders of ordinary shares Corporate Express NV	106	18	20
C-Net result from total Group attributable to holders of ordinary shares Corporate Express NV	178	123	2
Add:
Amortisation cost, repurchase and fair value changes Preference Shares C	—	—	antidilutive
Amortisation cost Convertible Subordinated Bonds (net of taxes)	6	6	antidilutive

Net result on diluted basis:
A-Net result from continuing operations attributable to holders of ordinary shares Corporate Express NV	79	111	[18	]
B-Net result from discontinued operations attributable to holders of ordinary shares Corporate Express NV	106	18	20
C-Net result from total Group attributable to holders of ordinary shares Corporate Express NV	184	129	2
Calculation weighted average number of ordinary shares outstanding on diluted basis (in thousands):
Weighted average number of ordinary shares outstanding (in thousands)	182,192	180,078	168,231
Conversion Preference Shares C	—	—	antidilutive
Conversion Convertible Subordinated Bonds	15,241	14,928	antidilutive
Exercise of Share Option Rights(1)	344	1,268	561

	197,776	196,274	168,792
Diluted net result from continuing operations per share attributable to holders of ordinary shares Corporate Express NV (in euro)	0.40	0.57	[0.11	]

Diluted from discontinued operations net result per share attributable to holders of ordinary shares Corporate Express NV (in euro)	0.54	0.08	0.12

Diluted net result from total Group per share attributable to holders of ordinary shares Corporate Express NV (in euro)	0.93	0.65	0.01

Potential ordinary shares are only treated as dilutive when their conversion to ordinary shares would decrease earnings per share. When their conversion would increase earnings per share they are antidilutive and not taken into account.

(1)
The calculation is based on the assumption that the proceeds resulting from the exercise of options are used to acquire ordinary shares on the stock market. In case the market price is higher than

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

16.   Earnings per share (Continued)

  the exercise price, dilution occurs. In case the exercise price is higher than the market price, no dilution occurs. At 31 December 2007 the following calculation was made:

Options in the money: options granted per 2007 at an average exercise price of		€5.50	A
Average market price ordinary share Corporate Express in 2007		€9.23	B
Number of options granted and outstanding at 31 December 2007	#	1,000,807	C
Theoretical proceeds from exercise of options		€5,501,103	D=C×A
Average unrecognised compensation cost		€566,095	E
Total theoretical proceeds from exercise of options		€6,067,197	F=D+E
Theoretical purchase treasury stock at average market price	#	657,000	G=F/B
Theoretical increase in outstanding ordinary shares	#	343,807	H=C-G

17.   Financial instruments by category

        Financial assets and liabilities in the tables below are split into categories in accordance with IAS 39.

Financial instruments by categories

	Notes	Carrying amount	Loans and receivables	Available for sale financial assets	Financial assets at fair value through profit and loss designated upon initial recognition	Financial liabilities measured at amortised costs	Financial liabilities at fair value through profit and loss designated upon initial recognition	Fair value(1)(2)
31 December 2007
As per balance sheet
Financial instruments in non-current assets
Other non-current assets	23	12	—	12	—	—	—	12
Financial instruments in current assets
Trade receivables	25	700	700	—	—	—	—	700
Cash and cash equivalents	27	50	50	—	—	—	—	50
Financial instruments in non-current liabilities(2)
—Preference Shares A	32	178	—	—	—	178	—	167
—NC payables total excluding derivatives held for trading	32	831	—	—	—	831	—	843
—Derivatives held-for-trading(3)		2	—	—	—	—	2	2
Long-term borrowings	32	1,011	—	—	—	1,009	2	1,012
Financial instruments in current liabilities
Current portion long-term borrowings	32	117	—	—	—	117	—	117
Bank overdrafts		19	—	—	—	19	—	19
Financing derivatives in hedging relationship (IRSs)(4)		2	—	—	—	—	2	2
Trade liabilities		547	—	—	—	547	—	547

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

17.   Financial instruments by category (Continued)

Financial instruments by categories

	Notes	Carrying amount		Loans and receivables	Available for sale financial assets	Financial assets at fair value through profit and loss designated upon initial recognition	Financial liabilities measured at amortised costs	Financial liabilities at fair value through profit and loss designated upon initial recognition		Fair value(1)(2)
31 December 2006
As per balance sheet
Financial instruments in non-current assets
Other non-current assets	23	10		—	10	—	—	—		10
Financial instruments in current assets
Trade receivables	25	867		867	—	—	—	—		867
Cash and cash equivalents	27	73		73	—	—	—	—		73
Financial instruments in non-current liabilities(2)
—Preference Shares A	32	178		—	—	—	178	—		174
—NC payables total excl. derivatives held for trading	32	1,105		—	—	—	1,105	—		1,207
—Derivatives held-for-trading(3)		0		—	—	—	—	0		0
Long-term borrowings	32	1,283		—	—	—	1,283	—		1,381
Financial instruments in current liabilities
Current portion long-term borrowings	32	66		—	—	—	66	—		66
Bank overdrafts		18		—	—	—	18	—		18
Financing derivatives in hedging relationship (IRSs)(4)		[3	]	—	—	—	—	[3	]	[3	]
Trade liabilities		720		—	—	—	720	—		720

(1)
For financial assets and liabilities such as trade and other receivables, cash and cash equivalents, short-term loans, bank overdrafts and trade liabilities, the carrying value is a reasonable approximation of fair value.

(2)
For long-term borrowings the market value is disclosed in Note 32.

The fair values of Corporate Express' fixed rate loans have been estimated based on applicable market interest rates available to Corporate Express for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value.

(3)
The fair value of derivatives held for trading is recorded within non-current liabilities: long-term borrowings: other.

(4)
The fair value of derivatives in a hedging relationship is recorded in other current liabilities.

        Derivatives such as currency swaps and forwards have zero value at the inception of the contract. The method of recognising the subsequent gain or loss depends whether a derivative is designated as a hedging instrument or not. The fair value of forward exchange contracts and currency swaps (derivatives not in a hedging relationship) is calculated using publicly available market prices at the balance sheet date for the individual components of the contracts. The estimated fair value of interest rate swaps is calculated as the present value, based on the zero coupon interest curve, of the estimated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

17.   Financial instruments by category (Continued)

future cash flows. Changes in the fair value of all derivative financial instruments are calculated by using month-end rates (from Reuters), and are recognised in the income statement (financing costs).

18.   Goodwill

        The movements in goodwill are as follows:

	2007		2006
Balance at 1 January:
Cost	2,034		2,042
Accumulated impairment	[503	]	[543	]

Book value	1,531		1,499
Divestment Group companies	[68	]	—
Acquisitions through business combinations	30		156
Adjustment acquisitions prior year (Note 5)	21		—
Translation difference:
—Cost	[128	]	[164	]
—Accumulated Impairment	32		40

Total changes	[111	]	32
Balance as at 31 December:
Cost	1,891		2,034
Accumulated impairment	[471	]	[503	]

Book value	1,420		1,531

        Goodwill is tested for impairment at least once a year or when changes in circumstances indicate that impairment may have occurred.

        Under the impairment test, the recoverable amount of the cash-generating unit that contains the goodwill is compared to its book value, including the goodwill. Any excess of book value over the recoverable amount is recorded as an impairment of goodwill. This recoverable amount of the cash generating unit is calculated based on discounted future cash flows for the period 2008–2012 and residual values (value in use). The key assumptions on which Corporate Express has based its cash flow projections are based on the outcome of the Strategic Plan 2008–2011. The Strategic Plan for Global Office Products resulted in an average annual organic sales growth of at least 6% for the period 2008–2010 resulting in an average EBITDA margin of at least 7% per the end of the Strategic Plan period. The cash flows are discounted using a pre tax cost of capital. The discount rate is derived from the pre-tax estimated weighted cost of capital, reflecting the risks inherent to the cash-generating unit and a normative financing profile. The discount rate before tax used for the impairment test at 31 December 2007 was between 10.3% and 11.2% depending on the cash-generating unit reviewed.

        In 2007, 2006 and 2005, no goodwill impairments were recorded. A sensitivity analysis around the key assumptions has been performed and it was concluded that no reasonably possible changes in key assumptions could cause an impairment of goodwill.

        For the allocation of goodwill to the business segments, see Note 7.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

19.    Software

        The movements are as follows:

	Total		In use		Prepayments/being developed
Balance as of 31 December 2005:
Cost	361		341		20
Accumulated amortisation	[234	]	[234	]	—
Accumulated impairment	[1	]	[1	]	—

Book value	126		106		20
Net investment (excl. borrowing costs)	44		19		25
Capitalised borrowing costs	0		—		0
Put into use	—		31		[31	]
Amortisation	[51	]	[51	]	—
Impairments	—		—		—
Translation differences	[11	]	[10	]	[2	]

Total changes	[18	]	[12	]	[7	]
Balance as of 31 December 2006:
Cost	369		356		13
Accumulated amortisation	[260	]	[260	]	—
Accumulated impairment	[1	]	[1	]	—

Book value	108		96		13
Net investment (excl. borrowing costs)	43		30		12
Capitalised borrowing costs	1		—		1
Divestments Group companies	[7	]	[7	]	—
Put into use	—		5		[5	]
Amortisation	[38	]	[38	]	—
Impairments	—		—		—
Translation differences	[8	]	[8	]	[1	]

Total changes	[10	]	[17	]	7
Balance as of 31 December 2007:
Cost	331		311		19
Accumulated amortisation	[232	]	[232	]	—
Accumulated impairment	[1	]	[1	]	—

Book value	98		79		19

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

20.   Other intangible assets

        The movements are as follows:

	Total		Customer relationships		Brand names		Other
Balance as of 31 December 2005:
Cost	9		8		—		1
Accumulated amortisation	[1	]	[1	]	—		—
Accumulated impairment	—		—		—		—

Book value	8		7		—		1
Acquisition through business combinations	80		70		3		7
Amortisation	[5	]	[5	]	[0	]	[0	]
Impairments	—		—		—		—
Translation differences	[1	]	[1	]	0		0

Total changes	74		64		3		7
Balance as of 31 December 2006:
Cost	88		77		3		8
Accumulated amortisation	[6	]	[6	]	[0	]	[0	]
Accumulated impairment	—		—		—		—

Book value	82		71		3		8
Acquisition through business combinations	13		11		—		—
Amortisation	[13	]	[12	]	[0	]	[1	]
Impairments	—		—		—		—
Translation differences	0		0		0		0

Total changes	0		0		0		[1	]
Balance as of 31 December 2007:
Cost	100		88		3		8
Accumulated amortisation	[18	]	[17	]	0		[1	]
Accumulated impairment	—		—		—		—

Book value	82		71		3		7

        The estimated useful life for the other intangible assets, acquired in business combinations, are 2–10 years for brand names, 2–10 years for customer relationships and 9 years for other, comprising mainly exclusive distribrution contracts.

        Customer relationships have been valued with the capital asset charge method, brand names with the relief from royalty method and exclusive distribution contracts with an income approach.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

21.   Property, Plant & Equipment

        The movements in tangible fixed assets are as follows:

	Total		Land and buildings		Machinery and equipment		Other equipment
Balance as of 31 December 2005:
Cost	515		180		202		132
Accumulated depreciation	[308	]	[78	]	[136	]	[93	]

Book value	207		102		66		39
Net investment (excl. borrowing costs)	35		7		14		15
Capitalised borrowing costs	1		0		1		0
Acquisitions through business combinations	29		15		13		1
Depreciation	[43	]	[10	]	[18	]	[15	]
Translation differences	[13	]	[7	]	[5	]	[1	]

Total changes	9		4		5		[1	]
Balance as of 31 December 2006:
Cost	515		187		215		113
Accumulated depreciation	[299	]	[81	]	[143	]	[74	]

Book value	216		106		71		37
Net investment (excl. borrowing costs)	41		11		18		12
Capitalised borrowing costs	0		0		0		0
Acquisitions through business combinations	6		5		1		1
Divestment Group companies	[10	]	[5	]	[5	]	0
Depreciation	[46	]	[9	]	[22	]	[16	]
Translation differences	[11	]	[7	]	[2	]	[1	]

Total changes	[19	]	[5	]	[11	]	[2	]
Balance as of 31 December 2007:
Cost	466		176		183		107
Accumulated depreciation	[271	]	[75	]	[124	]	[71	]

Book value	196		101		59		36

        Under land and buildings, Corporate Express has recorded the commitments related to leasehold improvements under finance leases contracts, amounting to approximately €4 million as of 31 December 2007. These leasehold improvements were made to certain distribution and office facilities (under operating lease contracts) in the Office Products North America business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

21.   Property, Plant & Equipment (Continued)

        Land and buildings include the following amounts where the Group is a lessee under a finance lease:

	31 December 2007		31 December 2006
Cost-capitalised finance leases	5		7
Accumulated depreciation	[1	]	[3	]

Net book amount	4		4

22.   Pensions

        Corporate Express sponsors pension plans in accordance with legal requirements and local customs. For most of its employees in the United States, Canada and Australia, Corporate Express sponsors defined contribution plans. In the United States, these contributions are paid into a 401K plan of an individual employee. Contributions for defined contribution plans are recognised as an expense when incurred. The total cost of the defined contribution plans is disclosed in Note 9.

        Most employees in Europe are covered by defined benefit plans. In addition Corporate Express has some, relatively small, defined benefit plans in the United States in which the benefits of the participants are no longer increased.

        The defined benefit plans in the Netherlands ('domestic') and some foreign defined benefit plans are funded with plan assets which have been segregated in trusts. Contributions are made by Corporate Express, as necessary, to provide assets sufficient to meet benefit obligations in accordance with, among others, legal requirements and financing agreements with these trusts.

        The information below includes the funded and unfunded defined benefit plans.

	Domestic plans						Foreign plans						Total
	2007		2006		2005		2007		2006		2005		2007		2006		2005
Service cost	[9	]	[10	]	[8	]	[2	]	[3	]	[2	]	[11	]	[13	]	[10	]
Interest cost	[29	]	[26	]	[31	]	[5	]	[4	]	[4	]	[34	]	[30	]	[35	]
Expected return on plan assets	50		49		50		5		3		3		55		52		53
Past service cost	[5	]	—		—		—		—		—		[5	]	—		—

Net periodic pension expenses	7		13		11		[3	]	[4	]	[3	]	5		9		8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

22.   Pensions (Continued)

	Domestic plans						Foreign plans						Total
	2007		2006		2005		2007		2006		2005		2007		2006		2005
Change in projected benefit obligation
Benefit obligation at beginning of year	647		725		639		103		88		75		750		813		714
Service cost	9		10		8		2		3		2		11		13		10
Interest cost	29		26		31		5		4		4		34		30		35
Plan participant's contributions	—		—		—		—		1		1		—		1		1
Actuarial (gain)/loss	[84	]	[21	]	80		[6	]	[3	]	6		[90	]	[24	]	86
Benefits paid	[34	]	[34	]	[33	]	[5	]	[4	]	[4	]	[39	]	[38	]	[37	]
Settlement	—		[60	]	[4	]	—		—		—		—		[60	]	[4	]
Amendments	—		2		—		—		—		—		—		2		—
Transfers from defined contribution plans	20		—		—		—		—		—		20		—		—
Past service cost	5		—		—		—		—		—		5		—		—
Acquisitions through business combinations	—		—		—		—		16		—		—		16		—
Currency translation adjustments	—		—		—		[5	]	[2	]	4		[5	]	[2	]	4
Other	—		[1	]	4		—		—		—		—		[1	]	4

Projected benefit obligation at end of year	593		647		725		94		103		88		687		750		813

	Domestic plans						Foreign plans						Total
	2007		2006		2005		2007		2006		2005		2007		2006		2005
Change in plan assets
Fair value of plan assets at beginning of year	776		812		734		74		52		43		851		864		777
Estimated return on plan assets	50		49		50		5		3		3		55		52		53
Actuarial gains/(losses)	[33	]	[1	]	58		[0	]	2		1		[34	]	1		59

Total actual return on plan assets	17		48		108		4		5		4		22		53		112
Employer's contribution	2		—		3		5		11		5		7		11		8
Plan participants' contributions	—		—		—		—		1		1		—		1		1
Benefits paid	[34	]	[34	]	[33	]	[5	]	[4	]	[4	]	[39	]	[38	]	[37	]
Settlement	—		[50	]	[4	]	—		—		—		—		[50	]	[4	]
Transfer from defined contribution plans	20		—		—		—		—		—		20		—		—
Acquisitions through business combinations	—		—		—		—		11		—		—		11		—
Currency translation adjustments	—		—		—		[4	]	[2	]	3		[4	]	[2	]	3
Other	—		—		4		—		—		—		—		—		4

Fair value of plan assets at end of year	782		776		812		74		74		52		856		851		864

	Domestic plans			Foreign plans						Total
	2007	2006	2005	2007		2006		2005		2007	2006	2005
Funded status/prepaid/(accrued) benefit cost	188	129	87	[20	]	[29	]	[36	]	168	100	51
Unrecognised past service costs	1	2	—	—		—		—		1	2	—

Prepaid/(accrued) benefit cost	189	131	87	[20	]	[29	]	[36	]	169	102	51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

22.   Pensions (Continued)

        Movement in the amounts recognised in the balance sheet:

	2007								2006							2005
			Net pension provision							Net pension provision								Net pension provision
	Net assets for funded plans								Net assets for funded plans							Net assets for funded plans
			Funded plans		Unfunded plans		Total			Funded plans		Unfunded plans		Total				Funded plans		Unfunded plans		Total
Beginning of year	132		[14	]	[15	]	[30	]	90	[22	]	[17	]	[39	]	97		[19	]	[15	]	[34	]
Net period pension expenses	12		[2	]	[1	]	[3	]	13	[2	]	[2	]	[4	]	11		[2	]	[1	]	[3	]
Contributions	2		3		—		3		—	11		—		11		3		4		—		4
Benefits paid	—		0		1		2		—	—		2		2		—		—		2		2
Recognised actuarial gains/(losses)	50		6		0		6		20	4		1		5		[21	]	[4	]	[3	]	[7	]
Settlement	—		—		—		—		9	—		—		—		—		—		—		—
Transfer from defined contribution plan	[5	]	—		—		—		—	—		—		—		—		—		—		—
Acquisitions through business combinations	—		—		—		—		—	[5	]	—		[5	]	—		—		—		—
Currency translation adjustments	—		0		0		0		—	1		0		1		—		[1	]	—		[1	]
Other	—		0		2		1		—	[1	]	0		[1	]	—		—		—		—

End of year	190		[8	]	[13	]	[20	]	132	[14	]	[15	]	[30	]	90		[22	]	[17	]	[39	]

        Actuarial gains of €56 million in 2007 €25 million in 2006 and actuarial losses of €27 million in 2005 were recorded directly in Equity attributable to equity holders of the Company. These actuarial gains and losses are mainly due to changes in the assumptions (discount rate, expected wage and pension increase) for the calculation of the projected benefit obligation and due to differences between the expected return on plan assets and the actual result on plan assets. The accumulative amount of actuarial gains recorded directly in equity attributable to equity holders of the Company at 31 December 2007 was €24 million (before tax). At 31 December 2006 the accumulative amount of actuarial losses recorded directly in equity attributable to equity holders of the Company was €32 million (before tax).

        Settlement in 2006 under Net assets for funded plans is the transfer of the pension obligations of the former Paper Merchanting Division less plan assets to the pension fund of the acquirer. The settlement gain of €9 million is included subsequent result from disposal of operations (see Note 6).

        Funded and unfunded defined benefit pension plans and experience results:

	2007	2006	2005	2004
Projected defined obligation	687	750	813	714
Fair value of plan assets	856	851	864	777

Funded status	169	101	51	63
Experience result	21	0	6	5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

22.   Pensions (Continued)

        The pension benefits expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

	Domestic plans	Foreign plans	Total
2008	35	3	38
2009	35	4	39
2010	36	4	39
2011	36	4	40
2012	36	6	42
2013–2017	183	30	213

        The employer's contributions expected to be paid in each of the next five years and in the aggregate for the five years thereafter are as follows:

Foreign plans
2008	2
2009	2
2010	2
2011	2
2012	2
2013–2017	10

        Corporate Express' future contributions to the Dutch pension fund cannot be accurately assessed. Due to recent changes in Dutch law, these contributions also depend on statutory funding levels and certain solvency criteria.

        The weighted average asset allocation of the funded defined benefit plans at 31 December 2007, 2006 and 2005 and target allocation for the year 2008 are as follows:

	Domestic plans				Foreign plans
	Target 2008	Allocation 2007	Allocation 2006	Allocation 2005	Target 2008	Allocation 2007	Allocation 2006	Allocation 2005
Asset category:
Equity securities	35%	36%	30%	33%	60%	43%	59%	54%
Debt securities	50%	50%	50%	50%	30%	39%	25%	28%
Real estate	10%	8%	10%	9%	0%	3%	3%	—
Cash	—	1%	1%	8%	—	1%	—	3%
Other (including commodities and insurance contracts)	5%	5%	9%	—	10%	14%	13%	15%

        At 31 December 2005, the cash held by the pension fund in the Netherlands was mainly for the transfer of the pension obligations and related assets with regard to the former Paper Merchanting Division which took place in the first quarter of 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

22.   Pensions (Continued)

        The weighted average assumptions used to measure net periodic pension expenses were as follows:

	Domestic plans			Foreign plans
	2007	2006	2005	2007	2006	2005
Discount rate for the year	4.5%	4.0%	4.9%	4.9%	4.7%	5.4%
Expected return on plan assets:
Equity securities	8.0%	8.0%	8.5%	8.0%	8.0%	8.5%
Debt securities	5.5%	5.5%	5.5%	6.0%	6.0%	5.5%
Real estate	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Other	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Average	6.7%	6.6%	7.0%	7.2%	7.2%	7.1%
Rate of compensation increase	2.8%	2.8%	3.0%	3.5%	3.2%	3.3%
Increase of state pension	2.0%	1.8%	2.0%	2.0%	2.0%	2.0%
Pension increases	2.0%	1.8%	2.0%	2.0%	2.0%	2.0%

        For the defined benefit obligation recent local mortality tables have been used. The weighted average assumptions used to measure the Projected Benefit Obligation were as follows:

	Domestic plans			Foreign plans
	2007	2006	2005	2007	2006	2005
Discount rate per 31 December	5.4%	4.5%	4.0%	5.5%	4.9%	4.7%
Rate of compensation increase	3.0%	2.8%	2.8%	3.6%	3.5%	3.2%
Increase of state pension	2.0%	2.0%	1.8%	2.2%	2.0%	2.0%
Pension increases	2.0%	2.0%	1.8%	2.2%	2.0%	2.0%

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

        The following table shows the effect on result before taxes (for domestic and foreign plans) in 2007 of a change in discount rate and a change in other assumptions:

		Change in discount rate
		–0.25%	—	+0.25%
Change in rate of compensation increase	–0.25%	<1	<1	<1
	—	<1	—	<1
	+0.25%	–1	<1	<1
Change in pension increase	–0.25%	+1	+1	+1
	—	<1	—	<1
	+0.25%	–2	–1	–1
Change in expected return on plan assets	–0.25%	–2	–2	–2
	—	<1	—	<1
	+0.25%	+2	+2	+2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

22.   Pensions (Continued)

        The following table shows the increase in pension obligations on 31 December 2007 (for domestic and foreign plans) of a change in discount rate and a change in other assumptions:

		Change in discount rate
		–0.25%	—	+0.25%
Change in rate of compensation increase	–0.25%	+21	–3	–24
	—	+23	—	–21
	+0.25%	+27	+3	–19
Change in pension increase	–0.25%	+3	–19	–39
	—	+23	—	–21
	+0.25%	+43	+19	–3

        The ambition of the Dutch pension trust's investment policies is to reach an optimum between maximising return on plan assets in the long term while keeping contributions stable with the aim to be able to grant, with a high likelihood, indexation for consumer price inflation of the benefits. In order to achieve this stability, a sufficient funding level is being maintained. Investments in debt securities are mostly made when they bear fixed interest. The policy is to hedge up to 100% of US dollar risks and 50% of other currency risks related to investments in equity securities and in real estate. Currency risks related to investments in debt securities are in principle completely hedged. Pension plan assets of the Dutch pension trust do not include Corporate Express shares.

23.   Other non-current assets

        The movements in other non-current assets are as follows:

	Total		Financial receivables		Capitalised financing fees
Book value 31 December 2005	26		21		5
Investments/capitalised fees	1		0		1
Reclassification to current	[13	]	[13	]	—
Amortisation of financing fees	[2	]	—		[2	]
Translation differences	[2	]	[1	]	[0	]

Book value 31 December 2006	10		7		3
Investments/capitalised fees	6		4		1
Divestment of Group companies	[1	]	[1	]	—
Reclassification to current	—		—		—
Amortisation of financing fees	[2	]	—		[2	]
Translation differences	[1	]	[0	]	[0	]

Book value 31 December 2007	12		10		2

        Capitalised financing fees reflect the transaction expenses related to long-term borrowings with variable outstanding amounts. The capitalised financing fees are amortised on a straight-line basis over the expected useful life of the related financial instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

24.   Inventories

	31 December 2007		31 December 2006
Trade goods	533		555
Provision for impairment	[35	]	[35	]

Book value	498		520

        The amount of inventory sold recognised as an expense was €3,791 million for 2007 (2006: €3,696 million, 2005: €3,421 million).

        The following table shows the development of the provision for impairment on inventories:

	2007		2006
Balance at 1 January	[35	]	[34	]
Recognised impairment losses in the income statement	[13	]	[16	]
Utilisation	10		16
Acquisitions through business combinations	—		[2	]
Divestment Group companies	1		—
Translation differences	1		1

Balance at 31 December	[35	]	[35	]

25.   Trade receivables

	31 December 2007		31 December 2006
Gross amount	722		890
Provision for impairment of trade receivable	[22	]	[23	]

Book value	700		867

        The following table shows the development of the provision for impairment on trade receivables:

	2007		2006
Balance at 1 January	[23	]	[23	]
Recognised impairment losses in the income statement	[6	]	[3	]
Utilisation	6		2
Acquisitions through business combinations	0		—
Divestment of Group companies	1		—
Translation differences	0		1

Balance at 31 December	[22	]	[23	]

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

25.   Trade receivables (Continued)

Trade receivables as per	Carrying amount	Of which: neither impaired nor past due on the reporting date	Of which: not impaired on the reporting date and past due in the following periods
			Less than 1 month	Between 1 and 2 months	Between 2 and 3 months	More than 3 months
31 December 2007	700	463	155	43	16	17
31 December 2006	867	612	163	50	22	11

        Regarding trade receivables that neither impaired nor past due, there are no indications as of the reporting date that the debtors will not meet their payment obligations.

        An outstanding amount on trade receivables of €28 million (2006: €32 million) is regarded impaired, an allowance of €22 million (2006: €23 million) has been formed to reflect the expected recoverable amount.

        As per 31 December 2007, an amount of €240 million (2006: €269 million) of trade receivables were pledged under the trade receivables securitisation programme (see Note 32). These receivables and borrowings related to this programme are included in the Consolidated Balance Sheet.

        The maximum credit risk is €778 million (see also Notes 4, 27 and 37), reflecting the collection risk on trade receivables, cash and cash equivalents and the repurchase agreements.

26.   Prepaid expenses and accrued income

	31 December 2007	31 December 2006
Accrued income	124	126
Prepaid expenses	59	74

Total	183	200

        Accrued income consists mainly of supplier rebates and prepaid customer rebates.

        Prepaid expenses include prepayments for operating costs (such as rent and insurance premiums). In prepaid expenses and accrued income an amount of €17 million has a term longer than 1 year.

27.   Cash and cash equivalents

	31 December 2007	31 December 2006
Cash at bank and in hand	50	73
Short-term bank deposits	—	—

Total	50	73

        The Company has deposited its cash and deposits with, and has obtained its loans from, reputable financial institutions with high-quality credit ratings.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

28.   Non-current assets held for sale

	31 December 2007		31 December 2006
Balance at 1 January	4		—
Assets sold	[1	]	—
Purchases	—		4
Translation differences	[0	]	—

Balance at 31 December	3		4

        Houses bought from employees under relocation plans in the business segment Office Products North America are classified as held for sale as the carrying amount will be recovered principally through a sale transaction. The assets are available for immediate sale in their present condition to terms that are usual and customary for sales of such assets. The sale is highly probable.

29.   Ordinary shares and Preference Shares A, B and C

        Under IFRS, Corporate Express NV's ordinary shares are recorded as equity attributable to equity holders of the Company. Corporate Express NV's Preference Shares A as well as the Preference Shares C, until their repurchase in 2005 (see Note 10), are recorded as liabilities. No Preference Shares B were issued.

        Under Dutch Law, Corporate Express NV's ordinary shares, Preference Shares A and B are part of equity attributable to equity holders of the Company. as well as the Preference Shares C until their repurchase in 2005. For detailed information about our shares, see pages 164 to 168.

Share capital

        On 31 March 2005 we completed the repurchase of all outstanding preference Shares C in the capital of the Company. Upon completion our Articles of Association were amended in order to convert the Preference Shares C into ordinary shares.

        As of 31 December 2007, our authorised share capital amounted to €1,080,000,000, divided into 395,000,000 ordinary shares, 55,000,000 Preference Shares A, and 450,000,000 Preference Shares B, with a nominal value of €1.20 per share each. The ordinary shares may, at the option of the Corporate Express shareholders, be bearer shares or registered shares. The issued bearer ordinary shares are represented by one single share certificate, the Necigef Global Certificate. The Preference Shares A and B are registered shares.

        In order to finance part of the purchase price for the Preference Shares C, we made a rights offering pursuant to which 39,312,904 ordinary shares were issued on 24 March 2005 against an issue price of €6.37 per share.

        As of 31 December 2007, the issued share capital was divided into 182,847,847 ordinary shares and 53,281,979 Preference Shares A, all of which have been fully paid up. No Preference Shares B were issued as of 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
In millions of euro, unless stated otherwise (Continued)

30.   Equity attributable to equity holders of the Company

									Other reserves
	Number of ordinary shares																	Equity attributable to equity holders of the Company
					Issued and fully paid-up capital	Additional paid in capital	Treasury Shares at cost		Conversion option bonds(1)	Option reserve		Cumulative translation adjustment		Hedge reserve		Retained earnings
	Issued	Treasury		Outstanding
	In millions of euro
Balance at 31 December 2004	138,126,528	[531,364	]	137,595,164	166	1,524	[10	]	25	25		[87	]	[5	]	[577	]	1,062
Changes for 2005:
Total recognised income and expense	—	—		—	—	—	—		—	—		180		5		[19	]	166
Dividend 2004	1,841,644	—		1,841,644	2	8	—		—	—		—		—		[12	]	[2	]
Issued shares	39,356,532	[43,628	]	39,312,904	47	181	—		—	—		—		—		—		228
Repurchase shares
CE Australia(2)	—	—		—	—	—	—		—	—		—		—		[10	]	[10	]
Options forfeited	—	—		—	—	—	—		—	[8	]	—		—		8		—
Addition option reserve share based payments	—	—		—	—	—	—		—	7		—		—		—		7

Balance at 31 December 2005	179,324,704	[574,992	]	178,749,712	215	1,713	[10	]	25	24		93		—		[611	]	1,450

Changes for 2006:
Total recognised income and expense	—	—		—	—	—	—		—	—		[127	]	[2	]	144		15
Dividend 2005	1,038,454	—		1,038,454	1	14	—		—	—		—		—		[30	]	[15	]
reclassification	—	—		—	—	—	—		—	[1	]	—		—		1		—
Issued shares	—	—		—	—	—	—		—	—		—		—		—		—
Repurchase shares
CE Australia(2)	—	—		—	—	—	—		—	—		—		—		[2	]	[2	]
Options exercised	541,812	574,992		1,116,804	1	2	10		—	[3	]	—		—		[4	]	6
Options forfeited	—	—		—	—	—	—		—	[7	]	—		—		7		—
Addition option reserve share based payments	—	—		—	—	—	—		—	7		—		—		1		8

Balance at 31 December 2006	180,904,970	—		180,904,970	217	1,729	—		25	20		[34	]	[2	]	[493	]	1,463

Changes for 2007:
Total recognised income and expense	—	—		—	—	—	—		—	—		[98	]	1		215		118
Dividend 2006	1,662,868	—		1,662,868	2	14	—		—	—		—		—		[38	]	[21	]
Repurchase shares
CE Australia(2)	—	—		—	—	—	—		—	—		—		—		[26	]	[26	]
Options exercised	280,009	—		280,009	0	1	—		—	[1	]	—		—		—		1
Options forfeited	—	—		—	—	—	—		—	[9	]	—		—		9		—
Addition option reserve share based payments	—	—		—	—	—	—		—	8		—		—		1		8

Balance at 31 December 2007	182,847,847	—		182,847,847	219	1,745	—		25	17		[132	]	[1	]	[331	]	1,543

(1)
Net of tax.

(2)
In accordance with the economic entity model, the dilution loss on the repurchase of shares by CE Australia has been recorded in equity.

        In 2007 the movements on the conversion option bonds have been retrospectively reclassified within equity attributable to equity holders of the Company.

        Since the inception of IFRS (1 January 2004) an aggregated amount for taxes as per 31 December 2007 of €0 million (31 December 2006 €12 million) has been charged to equity attributable to equity holders of the Company (see page 100).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

31.   Deferred taxes

	Tax loss carry-forwards	Other	Total
Deferred tax assets
Balance at 31 December 2005	365	71	436
(Charged)/credited to income statement	19	[3]	16
Included in net result discontinued operations	[11]	—	[11]
(Charged)/credited to equity	—	[1]	[1]
Reclassifications to deferred tax liabilities	—	[6]	[6]
Acquisitions through business combinations	15	7	22
Transfers to current tax	—	2	2
Translation differences	[42]	0	[42]

Balance at 31 December 2006	346	70	416

(Charged)/credited to income statement	42	—	42
Included in net result discontinued operations	[82]	[1]	[83]
(Charged)/credited to equity	—	1	1
Reclassifications from deferred tax liabilities	8	—	8
Acquisitions through business combinations	—	—	—
Transfer to current tax	—	2	2
Translation differences	[30]	[6]	[36]

Balance at 31 December 2007	284	66	350

        Of the amounts included in the deferred tax assets at 31 December 2007 €41 million (31 December 2006 €49 million) is current. Deferred tax assets are recognised to the extent that it is probable that

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

31.   Deferred taxes (Continued)

future taxable profit will be available. The amount of estimated future taxable profit for this purpose is based on the budget for the succeeding year and there after multi-year forecasts.

	Accelerated depreciation and amortisation	Pensions	Fair value gains	Other	Total
Deferred tax liabilities
Balance at 31 December 2005	47	27	9	52	136
Charged/(credited) to income statement	[5]	1	[3]	3	[5]
Charged/(credited) to equity	—	7	—	—	7
Reclassifications from deferred tax assets	[6]	—	—	—	[6]
Acquisitions through business combinations	2	—	—	1	3
Translation differences	[5]	—	—	[5]	[10]

Balance at 31 December 2006	33	35	6	51	125

Charged/(credited) to income statement	13	2	[1]	[2]	12
Included in discontinued operations	[16]	—	—	—	[16]
Charged/(credited) to equity	—	13	—	—	13
Reclassifications to deferred tax assets	8	—	—	—	8
Acquisitions through business combinations	1	—	—	—	1
Translation differences	[3]	—	—	[4]	[7]

Balance at 31 December 2007	36	50	5	45	136

        Of the amounts included in the deferred tax liabilities at 31 December 2007 €5 million (31 December 2006 €2 million) is current.

        Corporate Express has operating losses carry-forwards at 31 December 2007 of approximately €1,882 million (2006: €2,069 million). Expiration is approximately as follows:

Operating losses carry-forwards at 31 December 2007
2008 to 2012	482
2013 to 2018	81
2019 to 2024	240
Unlimited	1,079

Total	1,882

        For an amount of €1,005 million (2006: €510 million) of these operating loss carryforwards no deferred tax assets were recognised in the balance sheet as at 31 December 2007 due to the fact that future realisation is not probable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings

	Preference Shares A(1)	Convertible Bond	High Yield Bonds due 2014	High Yield Bonds due 2015	Term Loans A	Term Loans C/D	Securitised Notes	Other	Total
Balance as at 31 December 2007
Redemption value	181	115	102	102	40	355	118	153	1,166
Accretion/option value	—	[19]	—	—	—	—	—	—	[19]
Financing fees	[3]	[2]	[4]	[4]	—	[6]	—	—	[19]

Net (amortised cost)	178	94	98	98	40	349	118	153	1,128
Current	—	—	—	—	13	—	50	54	117
Long-term	178	94	98	98	27	349	68	99	1,011
Balance as at 31 December 2006
Redemption value	181	115	114	114	80	592	125	76	1,397
Accretion/option value	—	[25]	—	—	—	—	—	—	[25]
Financing fees	[3]	[2]	[5]	[5]	—	[8]	—	—	[23]

Net (amortised cost)	178	88	109	109	80	584	125	76	1,349
Current	—	—	—	—	27	6	—	33	66
Long-term	178	88	109	109	53	578	125	43	1,284

(1)
The Preference Shares A are perpetual and do not have a redemption date.

Preference Shares A

        Details about the Preference Shares A are given in Note 29. The financing fees related to the Preference Shares A are not amortised as the Preference Shares A are non-redeemable. The annual dividend is recorded as an expense.

Convertible Bond

        In December 2003, Corporate Express issued its €115 million Subordinated Convertible Bonds, which are listed on the Amsterdam Stock Exchange. The Subordinated Convertible Bonds have a coupon of 2% which is payable annually on 18 June and is convertible into Corporate Express ordinary shares. The conversion price was initially €8.40 per ordinary share and is adjusted annually, among others, for cash dividend. At 31 December 2007 the conversion price was €7.53 per ordinary share.

        The Subordinated Convertible Bonds must be redeemed on or before 18 December 2010 Corporate Express has the option to redeem the Subordinated Convertible Bonds after 9 July 2008 if the official closing price of Corporate Express' ordinary shares has been in excess of 150% of the conversion price for 20 trading days in a period of 30 trading days.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings (Continued)

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

        The Convertible Bonds were issued at par. The market value of the Convertible Bond at 31 December 2007 amounted to €110 million.

        The conversion option was measured at issue of this bond using the residual method after deduction of the liability component (measured at fair value) and recorded directly in equity attributable to equity holders of the Company. The liability component is stated at amortised cost using an effective interest rate of 9.25%.

8 1/4% Senior Subordinated Notes due 2014 (2014 Notes)

        In June 2004, Corporate Express US Finance Inc. issued US$150 million in aggregate principal amount of 8 1/4% Senior Subordinated Notes due 2014 (2014 Notes) in a private placement. These bonds are unsecured obligations of Corporate Express US Finance Inc., and are guaranteed by Corporate Express and certain of its subsidiaries. In September 2004, Corporate Express US Finance Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of the 2014 Notes, the terms of which were substantially identical to the unregistered bonds issued in June. The registration statement filed by Corporate Express US Finance Inc. was an offer to exchange all of its outstanding unregistered 2014 Notes for the newly registered 2014 Notes. Pursuant to this exchange offer, which closed in October 2004, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

        The 2014 Notes documentation provides that upon the occurrence of a change of control we are obliged to offer to purchase all outstanding 2014 Notes. An offer to purchase outstanding 2014 Notes prior to its specified maturity may also trigger early termination of our other financing arrangements. A change of control event as defined in the 2014 Notes documentation includes among others acquisition of ownership of 50% or more of the aggregate ordinary voting power in Corporate Express (excluding ownership of Preference Shares A and/or B, provided certain conditions are met).

        The coupon of 8 1/4% is payable semi-annually. The 2014 Notes must be redeemed on 1 July 2014. At any time before 1 July 2007, Corporate Express can choose to redeem up to 35% at a redemption price of 108.25% of the principal amount, with proceeds raised in one or more equity offering made by Corporate Express, as long as certain conditions are met. Thereafter, all or part of the 2014 Notes, can be redeemed at contractual rates above par (starting at 1 July 2009 at 104.125%, decreasing annually).

        The 2014 Notes are stated at amortised cost using an effective interest rate of 9.02%.

        The market value of the 2014 Notes at 31 December 2007 amounted to US$143 million (€97 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings (Continued)

7 7/8% Senior Subordinated Notes due 2015 (2015 Notes)

        On 31 March 2005, Corporate Express US Finance Inc. issued US$150 million in aggregate principal amount of 7 7/8% Senior Subordinated Notes due 2015 (2015 Notes) in a private placement. These bonds are unsecured obligations of Corporate Express US Finance Inc., and are guaranteed by Corporate Express and certain of its subsidiaries. In August 2005, Corporate Express US Finance Inc. filed a registration statement on Form F-4 with the SEC for US$150 million in aggregate principal amount of the 2015 Notes, the terms of which were substantially identical to the unregistered bonds issued on 31 March 2005. The registration statement filed by Corporate Express US Finance Inc. was an offer to exchange all of its outstanding unregistered 2015 Notes for the newly registered 2015 Notes Pursuant to this exchange offer, registered bonds were issued to certain existing holders in exchange for their unregistered bonds.

        The 2015 Notes documentation provides that upon the occurrence of a change of control we are obliged to offer to purchase all outstanding 2015 Notes. An offer to purchase outstanding 2015 Notes prior to its specified maturity may also trigger early termination of our other financing arrangements. A change of control event as defined in the 2015 Notes documentation includes among others acquisition of ownership of 50% or more of the aggregate ordinary voting power in Corporate Express (excluding ownership of Preference Shares A and/or B, provided certain conditions are met).

        The coupon of 7 7/8% is payable semi-annually. The 2015 Notes must be redeemed on 1 March 2015. At any time before 1 March 2008, Corporate Express can choose to redeem up to 35% at a redemption price of 107.875% of the principal amount, with proceeds raised in one or more equity offerings made by Corporate Express, as long as certain conditions are met. Thereafter, all or part of the 2015 Notes can be redeemed at contractual rates above par (starting from 1 March 2010 at 103.938%, decreasing annually).

        The 2015 Notes are stated at amortised cost using an effective interest rate of 8.65%.

        The market value of the 2015 Notes at 31 December 2007 amounted to US$141 million (€96 million).

Senior Facilities Agreement (Term loans A, C and D and Revolver)

        On 23 December 2003, Corporate Express entered into a Senior Facilities Agreement replacing the existing Senior Credit Agreement entered into in 1999. The Senior Facilities Agreement arranged with a syndicate of banks led by Deutsche Bank and ABN AMRO, currently consists of 'Term Loans A' of €120 million, 'Term Loans D' with tranches of €50 million and USD728 million and a working capital facility (Revolver) of €255 million and has been amended over time. The latest amendment to the Senior Facilities Agreement was made in July 2007 to increase the Consolidated Leverage Covenant for the period June 2007 until December 2008. The security provided for the Senior Facilities Agreement is a pledge on assets of Corporate Express NV, all its material existing and future operating companies in the United States and the Netherlands. Borrowings under the new Senior Facilities Agreement bear interest at floating rates related to LIBOR for the relevant currency for varying fixed interest periods.

        The interest rate margins for the working capital facility of which €20 million was used at 31 December 2007 and the Term Loan A vary with the leverage ratio (pricing grid). The initial margin for the working capital facility and the Term Loan A is 2.50%. The margin for the Term Loans D is 2.00%. The working capital facility carries a fee of 0.75% for the undrawn balance. The documentation

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings (Continued)

of the Senior Facilities Agreement provides for increases in the working capital facility and term loans subject to meeting certain conditions such as a maximum senior leverage ratio.

        The Senior Facilities Agreement imposes certain restrictions on Corporate Express and certain of its subsidiaries, including restrictions on the ability to incur additional indebtedness. Corporate Express also is required to apply a percentage of the proceeds of any equity offering (other than certain exempted equity offerings) and sale of assets to the prepayment of debt under the facility. Under the Senior Facilities Agreement, Corporate Express must comply with certain financial covenants. Corporate Express was in compliance with these financial covenants as of 31 December 2007. Corporate Express can on occasion obtain consent from its lenders to amend certain terms and conditions of the Senior Facilities Agreement, which may involve additional fees.

        The Senior Facilities Agreement provides that a change of control constitutes an event of default. An event of default may result, among others, in an acceleration of the maturity of the facilities and early repayment. An event of default under our Senior Facilities Agreement and early repayment of the facilities may also trigger early termination of our other financing arrangements. A change of control event as defined in the Senior Facilities Agreement includes among others acquisition of beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in Corporate Express (excluding acquisition of Preference Shares A and/or B, provided certain conditions are met).

        On 31 December 2007 the applicable margins were 2.50% and 2.00% for the Term Loans A and D, respectively.

        The interest rates in effect at 31 December 2007, 2006 and 2005 were as follows:

	2007	2006	2005
Term Loan A EUR	7.45%	5.93%	4.72%
Term Loan D EUR	6.70%	5.43%	4.22%
Term Loan D USD	6.97%–7.01%	7.11%	6.20%

        The market value of the Senior Facilities Agreement is primarily determined by credit status. Interest rate developments have a limited influence since these loans have a floating interest. Although these loans are not traded publicly, indication of market values can be obtained through the agent (Deutsche Bank). The market value at 31 December 2007 is approximately 98% of the redemption value.

        The Senior Facilities Agreement is subject to a variety of conditions as is customary for these types of facilities and the financial position of Corporate Express. For example, specific minimum or maximum financial ratios ('covenants') must be met such as:

Interest coverage ratio:	EBITDA/Interest expense
Fixed charge ratio:	EBITDA + rent + lease expenses/Fixed charges
Leverage ratio:	Indebtedness/EBITDA

        The definitions of certain accounting numbers for covenant calculation purposes (for example: operating result before depreciation of tangible fixed assets and software and before amortisation and impairment of goodwill ('EBITDA') as well as special items and indebtedness) differ from figures as published in these Consolidated Financial Statements due to specific contractual arrangements. Also,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings (Continued)

income statement items used in covenants are calculated on a rolling 12 monthly basis. More detailed information on the covenant levels is available on the web site of Corporate Express. The actual covenant ratios at 31 December 2007 comply with the threshold ratios as per loan covenants. There have been no defaults or breaches under the credit facility. In July 2007, the leverage covenant level has been renegotiated for the period June 2007 until December 2008.

        The Term Loans D are stated at amortised cost using an average effective interest rate of 7.62% for the US dollar denominated loans and 6.03% for the euro denominated loans. The Revolver is stated at its redemption value and the related financing fees are recorded as capitalised financing fees under 'other non-current assets'. The Term Loans A are also stated at their redemption as no financing fees are allocated to these loans.

Securitised Notes

U.S. securitisation programme

        In July 2002 several Corporate Express companies entered into an accounts receivable securitisation programme under which funds are raised by pledging accounts receivable from operating companies in the United States as security for short-term and medium-term borrowings. As per 27 July 2007, all medium-term borrowings have been redeemed and the amount of short term borrowings has been increased. The U.S. operating companies, Corporate Express Office Products and Corporate Express Document and Print Management (and previously ASAP Software) sell their accounts receivable to Corporate Express Silver US LLC, which in turn pledges the accounts receivable to third-party dedicated entities as security for borrowings in the form of short-term notes of €78 million outstanding as per 31 December 2007 (and medium-term notes until 27 July 2007).

        The Short Term Notes in the U.S. programme are issued in US dollars reflecting the currency of the pledged receivables.

European securitisation programme

        In November 2006, Corporate Express UK, Corporate Express Germany and Corporate Express Netherlands started selling their accounts receivable to Corporate Express Silver Europe BV, which in turn pledges the accounts receivable to a third party as security for short-term borrowings in the form of short-term notes. As per 31 December 2007, under the European programme €40 million was outstanding.

Outstanding short-term notes under U.S. and European programme

        The total amount of Short Term Notes outstanding against the receivables pledged fluctuates as a result of liquidity requirements, advance rates calculated and invoices outstanding. To ensure availability of refinancing for the Notes, a back-up liquidity facility has been arranged. On 31 December 2007, Short Term Notes for €118 million were outstanding while on 31 December 2006, Short Term Notes for €49 million were outstanding. The Securitised Notes are stated at their redemption value and the related financing fees are recorded as capitalised financing fees under other non-current assets.

        At 31 December 2006 €76 million of Medium Term Notes were outstanding. As these Medium Term Notes have been redeemed on 27 July 2007, there are no Medium Term Notes outstanding as per 31 December 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings (Continued)

        The receivables and liabilities in connection with the accounts receivable securitisation programme are included in Corporate Express' Consolidated Balance Sheet. The transactions under this programme are treated as collaterised borrowings. At 31 December 2007, accounts receivables of €240 million were pledged under the U.S. and European securitisation programmes (see Note 25). These programmes deliver funding at attractive rates and at the same time diversifies sources of capital and increases financial flexibility. The securitisation programmes' documentation provides that a change of control constitutes an event of default or a termination event, as a result of which the programme may be terminated and/or the maturity of the advances or borrowings may be accelerated. An event of default or a termination event under the programme and the consequences thereof may also trigger early termination of our other financing arrangements. A change of control event as defined in the securitisation documentation includes among others acquisition of beneficial ownership of 35% or more on a fully diluted basis of the voting and/or economic interest in Corporate Express (excluding acquisition of Preference Shares A and/or B, provided certain conditions are met).

Other

        Corporate Express has commitments related to finance leases amounting to approximately €4 million, related to leasehold improvements made to its distribution and office facilities in the Office Products North America segment. These leasehold improvements are reported under property, plant & equipment.

Gross financial lease liabilities—minimum lease payments	2007	2006
< 1 year	1	1
> 1 year and < 5 years	3	4
> 5 years	2	3

	6	8

Future finance charges on finance leases	[2]	[3]
Present value of finance lease liabilities	4	5
The present value of finance lease liabilities is split as follows:
< 1 year	1	1
> 1 year and < 5 years	2	2
> 5 years	2	2

	4	5

Hedging

        Corporate Express has entered into a series of interest rate hedging agreements, the purpose of which is to limit Corporate Express' interest cost with respect to its long-term debt. For more information about our financial market risk policies, we refer to Note 4.

Average effective interest rate

        The average blended effective interest rate, including margin and dividend on preference shares, was 6.7% in 2007, 6.6% in 2006 and 6.9% in 2005. The effective interest rate relative to the nominal

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

32.   Long-term borrowings (Continued)

interest rates is effected by fees for the drawn and undrawn balance of the facilities. Also it is noted that the daily average outstanding of the interest-bearing debt is generally higher than at quarter-ends.

        Repayment schedule for long-term borrowings

	2008	2009	2010	2011	>2011	Perpetual	Total	Fair Value
Fixed rate debt:
Preference Shares A	—	—	—	—	—	181	181	167
High Yield Bonds due 2014	—	—	—	—	102	—	102	97
High Yield Bonds due 2015	—	—	—	—	102	—	102	96
Subordinated Convertible Bonds	—	—	115	—	—	—	115	110
Other	—	—	—	—	—	—	—	—

Total redemption value fixed rate debt	—	—	115	—	204	181	500	471

	2008	2009	2010	2011	>2011	Perpetual	Total	Fair Value
Variable rate debt:
Account receivables securitisation	50	—	68	—	—	—	118	118
Term Loan A	13	27	—	—	—	—	40	39
Term Loans D	—	4	351	—	—	—	355	348
Other	54	—	88	2	3	—	153	153

Total redemption value variable rate debt	117	37	507	2	3	—	666	658

Total redemption value	117	37	622	2	207	181	1,166	1,130

        The fair values of Corporate Express' fixed rate loans have been estimated based on applicable market interest rates available to Corporate Express for instruments of a similar nature and maturity. The fair value of variable rate debt approximates the carrying value. For cash, trade receivables, other short-term assets, trade payables, accrued liabilities and other short-term liabilities, the carrying value of these financial instruments approximates their fair value owing to the short-term maturities of these assets and liabilities.

        The installments in 2008 amount to €7 million in September and December for Term Loans A. The average remaining term of long-term debt, excluding Preference Shares A, is approximately three years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

33.   Provisions

        The movements in provisions are as follows:

	Total	Integration and restructuring	Other
Position at 31 December 2005:
Non-current	67	10	57
Current	33	15	19

Total	101	25	77

Payments	[27]	[18]	[9]
Additions charged to result	23	18	5
Releases to result	[16]	0	[16]
Acquisitions through business combinations	3	—	3
Translation differences	[3]	[1]	[2]

Total changes	[20]	[1]	[19]

Position at 31 December 2006:
Non-current	51	7	44
Current	30	17	13

Total	81	24	57

Payments	[16]	[10]	[6]
Additions charged to result	16	13	3
Releases to result	[5]	[0]	[5]
Divestments Group companies	[3]	[1]	[2]
Acquisitions through business combinations	—	—	—
Transfers	[7]	[3]	[4]
Translation differences	[2]	[1]	[1]

Total changes	[17]	[2]	[14]

Position at 31 December 2007:
Non-current	41	9	32
Current	23	12	11

Total	64	22	43

        The non-current balance at 31 December reflects amounts payable after more than one year. Amounts payable within one year are recorded as current provisions.

Integration and restructuring

        Provisions for integration and restructuring mainly relate to the streamlining, centralisation and restructuring measures in the Office Products operations in North America and Europe.

Other

        Other provisions include primarily warranties regarding indemnifications with respect to divested businesses and various other contractual risks. The release to results in 2007 includes the favorable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

33.   Provisions (Continued)

settlement of a number of outstanding contractual risks. Also included is the provision for vacant leases and product warranties relating to liabilities in the event products delivered or services rendered do not meet the agreed qualities, in those cases that the guarantee period has not expired yet. The additions charged to result only relate to warranties issued during 2007 and are calculated as a percentage of net sales. This percentage is based on past experience.

34.   Current provisions

Short-term provisions	31 December 2007	31 December 2006
Short-term restructuring provisions	12	17
Other short-term provisions	11	13

Total	23	30

35.   Other current liabilities

Other current liabilities	31 December 2007	31 December 2006
Taxes and social security contributions	30	33
Employee benefits other than pensions	114	131
Advance payments on orders	7	20
Deferred income	9	10
Accrued interest	25	25
Other accrued liabilities	102	105

Total	286	323

36.   Share-based payments

        Share options are outstanding under two different arrangements; the Corporate Express Incentive Plan up to 2003 and the Corporate Express Incentive Plan from 2004 (New Corporate Express Incentive Plan). Details about the Corporate Express Incentive Plans are provided in the remuneration report on pages 76 to 85 of this Annual Report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

36.   Share-based payments (Continued)

        The movements in the outstanding number of options and weighted average exercise price are shown in the table below. Each option of the Corporate Express Incentive Plan and New Corporate Express Incentive Plan gives right to one Corporate Express ordinary share.

	Plan up to 2003		Plan from 2004
	Number of options	Weighted average exercise price per option in euro	Number of options	Weighted average exercise price per option in euro
Balance at 31 December 2005	3,666,070	10.50	3,343,112	7.39

Options granted(1)	—	—	1,930,225	14.65
Options exercised	[1,120,425]	5.77	—	—
Options expired	[912,071]	19.04	—	—
Options forfeited	[74,326]	8.34	[113,620]	10.54

Balance at 31 December 2006	1,559,248	9.02	5,159,717	10.03

Options granted(1)	—	—	1,922,400	10.08
Performance adjustment	—	—	[720,339]	7.37
Options exercised	[183,176]	2.70	[106,294]	7.37
Options expired	[873,074]	13.04	—	—
Options forfeited	[101,361]	10.83	[1,179,740]	10.72

Balance at 31 December 2007	401,637	2.70	5,075,744	10.32

(1)
The weighted average fair value of options granted in 2007 is €4.40 per option (2006: €6.62, 2005: €4.81).

        The total pre-tax intrinsic value of stock options exercised in 2007 was €1 million (2006: €8 million). The total fair value of option rights that have vested in 2007 was €7 million (2006: €2 million).

        Options granted are in principle hedged by purchasing the shares required on or close to the grant date. Options may not be hedged if the financial position of the Group gives rise to a decision not to purchase the shares required. Considerations for evaluating the financial position are the growth prospects and its required financing, as well as its capital structure (e.g. leverage ratio). On the basis thereof it was decided not to purchase shares for this purpose in 2007, 2006 and 2005.

        The total of options exercisable at the end of the year are:

	Corporate Express Incentive Plans
	Number of options	Weighted average exercise price per option in euro
31 December 2005	2,238,146	15.47
31 December 2006	1,559,248	9.02
31 December 2007	1,000,807	5.50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

36.   Share-based payments (Continued)

        The weighted average fair values and weighted average exercise prices per option at the date of grant for the options outstanding at 31 December are as follows:

	Plan up to 2003			Plan from 2004
In euro
	2007	2006	2005	2007	2006	2005
Fair value of options granted with exercise prices equal to the market value of the share at the date of grant	€1.25	€4.36	€4.71	€5.20	€5.20	€4.85
Exercise price of options granted with exercise prices equal to the market value of the share at the date of grant	€2.70	€8.91	€10.18	€10.32	€10.03	€7.39
Fair value of options granted with exercise prices above the market value of the share at the date of grant	€1.25	€6.14	€6.21	—	—	—
Exercise price of options granted with exercise prices above the market value of the share at the date of grant	€3.59	€15.72	€17.71	—	—	—

        The following table summarises information about options outstanding at 31 December 2007:

	Options outstanding			Options exercisable
In euro	Number of options	Weighted average remaining contractual life in years	Exercise price per option in euro	Number of options	Weighted average remaining contractual life in years	Weighted average exercise price per option in euro
Year of granting:
2003	400,738	2.3 years	€2.70	400,738	2.3 years	€2.70
2003	899	2.3 years	€3.59	899	2.3 years	€3.59
2004	599,170	3.3 years	€7.37	599,170	3.3 years	€7.37
2005	1,371,089	4.2 years	€7.40	—	—	—
2006	1,430,922	5.2 years	€14.65	—	—	—
2007	1,674,563	6.1 years	€10.08	—	—	—

Total	5,477,381	4.8 years	€9.77	1,000,807	2.9 years	€5.50

        At 31 December 2007, a total number 5,075,744 options were outstanding under the New Corporate Express Incentive Plan at a weighted average exercise price of €10.32 and a remaining weighted average contractual life 5.0 years, of which 599,170 options at a weighted average exercise price of €7.37 and a remaining weighted average contractual life 3.3 years were exercisable at that date. The aggregate pre-tax intrinsic value of the exercisable options at 31 December 2007 was €1 million which is based on the Company's closing stock price of €5.35 as of 31 December 2007. This reflects the amount which would have been received by the option holders had all option holders exercised their options as of that date.

        The fair value of the options granted up to 2003 were estimated on the basis of the Black & Scholes option model. Due to the performance hurdle in the New Corporate Express Incentive Plan,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

36.   Share-based payments (Continued)

the fair value of the options granted in 2007, 2006 and 2005 was estimated on the basis of a binomial model in combination with a Monte Carlo simulation taking into account the number of options that will vest based on the performance-related vesting conditions of the option programme.

        The following assumptions were used in 2007, 2006 and 2005:

	2007	2006	2005
Expected dividend yield	1.5%	1.2%	2.3%
Expected share price volatility	30%	35%	50%
Risk-free interest rate	4.3%	3.8%	2.9%
Expected term	5 years	5 years	5 years
Exercise price	10.08	14.65	7.40

        The fair value of the option rights is estimated by using an expected dividend yield and share price volatility based on historic track records at the grant date of the options. These values do not constitute the market value. The expected term of 5 years is based on the adjusted historic assumption that options will be exercised 2 years after vesting. The assumptions were used exclusively for this calculation and do not provide an indication of expectations of management regarding developments in the future.

        The remuneration cost of all the option rights assigned is €8 million for 2007 (€8 million for 2006 and €7 million for 2005) and is included in the statements of income. The tax benefit recognised in 2007 in respect hereof is €0.3 million. The fair value of the options is measured at grant date and recognised as cost on a linear basis during the vesting period, with a corresponding increase in equity attributable to equity holders of the Company as 'option reserve'. When the options are exercised or forfeited, a reclassification from the option reserve to retained earnings within equity attributable to equity holders of the Company takes place. This policy is applied to all options that on the date of transition to IFRS on 1 January 2004 had not been exercised, vested or forfeited.

        As of 31 December 2007, total unrecognised compensation cost, net of estimated forfeitures, was €9 million related to stock options. The unrecognised compensation cost is expected to be recognised over the next 3 years.

Option plans Corporate Express Australia Limited

        Corporate Express Australia Limited (in which Corporate Express has a 58.8% share) has its own separate share based payment plans, based on the listing of the shares on the Australia stock exchange. The remuneration cost rights assigned under these plans is €1 million for 2007, 2006 and 2005 (including minority interest) and is included in the statements of income.

        The main plan is the Long Term Incentive Plan ('LTIP') which replaced the Executive Option Plan ('EOP') in November 2004. The main features are:

  •
  Senior executives of Corporate Express Australia may be offered an entitlement to ordinary shares in Corporate Express Australia, in the form of performance rights, that is, a right to acquire shares in Corporate Express Australia at a future date at no cost (in other words, a share option with a zero exercise price).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

36.   Share-based payments (Continued)

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

  •
  The performance measure applied to entitlements granted under the LTIP in 2004 and 2005 is relative TSR (for a definition see also Corporate Express Incentive Plan from 2004 above). The TSR of all the companies in the peer group, being the ASX 200 Index, and Corporate Express Australia, will be ranked at the end of a three year performance period. Vesting of performance share rights depends on where the Company's performance sits within this ranking. Participants do not have an entitlement to the shares unless the Company's TSR is at or above the 50th percentile ranking. If the ranking above the 50th percentile is not achieved at all within the initial measurement period, the measurement is retested at the end of year four or potentially year five.

  •
  Performance share rights granted in 2007 and 2006 are subject to a relative TSR performance condition in respect of 50% of the entitlement, and an earnings per share condition in respect of the remaining 50% of the entitlement.

        In addition the Company has an Exempt Employee Share Plan ('EESP') and a Deferred Employee Share Plan ('DESP') in place. EESP is open to all employees of the Company and limited to AU$1,000 per employee. DESP is designed to enable key employees to acquire company shares using their pre-tax remuneration.

        The movements in the number of shares to which the outstanding options assigned under the EOP and LTIP give right and weighted average exercise price are as follows:

	Number of shares	Weighted average exercise price per share in AU$
Balance at 31 December 2005	1,834,062	4.05
Options granted	470,372	—
Options exercised	[134,876]	3.78
Options expired	—	—
Options forfeited	[256,878]	3.76

Balance at 31 December 2006	1,912,680	4.09

Options granted	474,138	—
Options exercised	[212,020]	3.98
Options expired	—	—
Options forfeited	[80,267]	4.28

Balance at 31 December 2007	2,094,531	4.13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

37.   Commitments not included in the balance sheet

	31 December 2007			31 December 2006
		Sub-lease income
	Gross		Net	Net
31 December 2007
Rental and operational lease
The commitments are as follows:
2008	103	[4]	99	—
2009	86	[3]	84	—
2010	69	[2]	67	—
2011	54	[1]	53	—
2012	44	[1]	43	—
Thereafter	190	[0]	189	—

Subtotal	546	[11]	535	499
Repurchase guarantees
These lapse as follows:
2008	—	—	3	—
2009	—	—	4	—
2010	—	—	8	—
2011	—	—	9	—
2012	—	—	3	—
Thereafter	—	—	1	—

Subtotal	—	—	28	39
Other
These lapse as follows:
2008	—	—	5	—
2009	—	—	0	—
2010	—	—	—	—
2011	—	—	—	—
2012	—	—	—	—
Thereafter	—	—	—	—

Subtotal	—	—	6	7

Total commitments	—	—	569	545

Rental and operating lease

        The Company leases certain distribution facilities, logistic and IT equipment, offices and vehicles under non-cancellable operating leases. The amounts in the table above are the future minimum lease payments under all non-cancellable operating leases. Certain of these distribution facilities and offices are subleased by the Company. Income to be received from these subleases is deducted from the amounts in the table. Lease expenses for non-cancellable operating leases for distribution facilities, equipment and offices charged to the income statement during the periods ended 31 December 2007 and 2006 were €109 million and €76 million respectively. Income from subleases included in the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

37.   Commitments not included in the balance sheet (Continued)

Income statement during the periods ended 31 December 2007 and 2006 were €3 million and €1 million respectively.

Repurchase guarantees

        Repurchase guarantees amounted to €28 million at 31 December 2007 (2006: €39 million), and relate mainly to repurchase guarantees concerning graphic machines sold to customers and financed by external financing companies. Should the customer be declared in default, the respective financing company has a right of recourse against Corporate Express, which, in general, will be lower than market value of the machine. The amount included in the table is the maximum exposure under these guarantees.

Other

        Other commitments not included in the balance sheet include investment commitments relating to expenditure on projects, such as the development of IT systems. Until September 2007 Corporate Express had issued certain performance guarantees to an estimated maximum amount of €7 million (at 31 December 2006: €6 million).

38.   Related party transactions

        Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated on consolidation and are not disclosed in this Note. Details of transactions between the Group and other related parties are disclosed below.

Trading transactions

	Sales of goods			Purchases of goods			Amounts owed by related parties			Amounts owed to related parties
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
	in millions of euro
Faison Inc	158	151	101	—	—	—	—	—	2	—	—	0

        Faison Inc is an associated company.

Remuneration of the members of the Executive Board and Supervisory Board

        The total remuneration of members of the Executive Board during the year was as follows:

in thousands of euro	2007	2006	2005
Short-term benefits	2,397	3,257	3,236
Post-employment benefits	430	691	665
Other long-term benefits	383	1,608	1,228
Termination benefits	4,450	—	—
Share-based payments	1,428	1,170	827

        Short-term benefits in the table above includes base salary and annual bonus.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

38.   Related party transactions (Continued)

        The total remuneration of the members of the Supervisory Board was €396 thousand in 2007, €370 thousand in 2006 and €296 thousand in 2005. Details of the remuneration of the members of the Executive Board and Supervisory Board are given in the Remuneration Report on pages 60 to 62 of this Annual Report. Information about ownership of Corporate Express shares by members of the Executive Board and supervisory Board can be found on pages 61 to 62.

Other related party transactions

        On 31 March 2005, Corporate Express repurchased all outstanding Preference Shares C for an aggregate purchase price of US$520 million in cash. Also Corporate Express granted to all sellers of Preference Shares C options to acquire, in aggregate, 36,500,000 of our ordinary shares at a price of €10 per share. These options could only be exercised where, on or before 30 December 2005, Corporate Express and a third party either (i) made an announcement that it was expected to reach an agreement on the terms of a bid for all outstanding shares, or (ii) entered into an agreement in relation to a public bid on all our outstanding shares. The options lapsed on 30 December 2005.

        Since the Supervisory Board included two representatives of the Preference Shares C holders, the transaction described above qualified as a related party transaction. Both representatives, Messrs Hannan and Barnes resigned on completion of this transaction.

39.   Legal proceedings

        Corporate Express is involved in various routine legal proceedings incidental to the conduct of its business. Corporate Express does not believe that any of these legal or regulatory proceedings will have a material adverse effect on its financial condition, results of operations or cash flows other than the proceedings disclosed below.

Paper Merchanting Germany: Anti-trust

        In April 2000, the German competition authorities (the Bundeskartellamt or 'BKA') launched an investigation against a number of German paper merchants, among which is Corporate Express' former subsidiary Deutsche Papier Vertriebs GmbH, alleging a violation of anti-trust rules in Germany in a number of regions. In 2004 the BKA imposed a fine of €7.6 million on Deutsche Papier Vertriebs GmbH and fines on 11 other paper merchants in Germany. The fine relates to the period between 1995 and 2000 and covers Deutsche Papier's business in the whole of Germany with the exception of the south. Deutsche Papier and the accused individuals do not agree with the amount of the fine, which is partly based on alleged surplus profits generated, and have appealed against this fine. A third-party investigation into the alleged surplus profit in a number of regions and a third party investigation into the calculation of the surplus profit used by the BKA substantiated Corporate Express' position that the fine reflects an overestimation of any surplus profit. In the procedure of one of the other paper merchants, the German Supreme Court has decided that the surplus profit has not been calculated in the correct way and has referred the case to a lower court for re-calculation. It is expected that the courts will await this re-calculation before proceeding in the procedures against the other paper merchants (and individuals). A decision in Deutsche Papier's appeal is therefore not expected before the end of 2008. Corporate Express has given an indemnity to PaperlinX Limited, the buyer of the Paper Merchanting Division.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

39.   Legal proceedings (Continued)

Information Systems France: Agena S.A.—Béfec

        In 1994 Corporate Express issued arbitration proceedings against the sellers of the French company Agena S.A., which it acquired in 1991. Corporate Express' claim for damages was based on a misrepresentation of the financial position of the company in the acquisition balance sheet. These proceedings resulted in an arbitral award in 2003 adjudicating damages to the amount of €79 million. In 1995 proceedings had also started against Béfec (a predecessor of PricewaterhouseCoopers, France), the accountants who in 1991 had certified the acquisition balance sheet. These proceedings were adjourned in anticipation of the outcome of the arbitration proceedings against sellers. The matter against Béfec was resumed after the arbitral award. Béfec raised preliminary defence against the claim which was rejected in the final instance by the French Supreme Court. The claim itself and the amount of damages are being judged in proceedings before the Commercial Court. These proceedings are expected to continue throughout 2008. Corporate Express is claiming damages to the amount of €134 million plus interest and costs.

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

40.   New accounting pronouncements

        The new accounting pronouncements under IFRS that are effective after 31 December 2007 are the amendments to IAS 23R, IAS 1 and IAS 27R, and the new IFRS 8, IFRIC 11, IFRIC 12, IFRIC 13, IFRIC 14, IFRS 3. The new accounting pronouncements which could potentially affect Corporate Express' future consolidated results of operations, financial position and cash flows under IFRS are described below:

        In March 2007 the IASB issued the amended IAS 23R. The revisions to IAS 23 are concerned with eliminating one of the two treatments for borrowing costs directly attributable to the acquisition, construction or production of qualifying assets: IAS 23R requires the capitalisation of borrowing costs, while IAS 23 gave also the option to expense these costs. IAS 23R will be effective for periods beginning on or after 1 January 2009. Corporate Express will adopt IAS 23R as of 1 January 2009 and believes it will not have a material impact on its consolidated results of operations, financial position and cash flows.

        In September 2007, the IASB revised standard IAS 1 'Presentation of Financial Statements' and issued a new version that supersedes the 2003 version of IAS 1 Presentation of Financial Statements (as amended in 2005). The revised standard introduces the 'total comprehensive income', and it is part of a joint project with the FASB to enhance the usefulness of information presented in a complete set of financial statements by addressing presentation and display issues. This amendment to IAS 1 will become effective on 1 January 2009 and will not have an impact on Corporate Express's consolidated results of operations, financial position or cash flows.

        In November 2006, the IASB issued IFRS 8 'Operating Segments'. IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements under US GAAP (SFAS 131). IFRS 8 requires an entity

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

40.   New accounting pronouncements (Continued)

to adopt the 'management approach' to reporting on the financial performance of its operating segments. Generally, the information to be reported would be what management uses internally for evaluating segment performance and deciding how to allocate resources to operating segments. Such information may be different from what is used to prepare the income statement and balance sheet. IFRS 8 therefore requires explanations of the basis on which the segment information is prepared and reconciliations to the amounts recognised in the income statement and balance sheet. IFRS 8 will become effective on 1 January 2009, with earlier application encouraged. Corporate Express will adopt IFRS 8 as of 1 January 2009 and believes it will not have a material impact on its consolidated results of operations, financial position and cash flows.

        In November 2006, IFRIC 11 'IFRS 2—Group and Treasury Share Transactions' was issued. IFRIC 11 addresses how to apply IFRS 2 'Share-based Payment' to share-based payment arrangements involving an entity's own equity instruments or equity instruments of another entity in the same group (e.g. equity instruments of its parent). IFRIC 11 requires a share-based payment arrangement in which an entity receives goods or services as consideration for its own equity-instruments to be accounted for as an equity-settled share-based payment transaction, regardless of how the equity instruments needed are obtained. IFRIC 11 also provides guidance on whether share-based payment arrangements, in which suppliers of goods or services of an entity are provided with equity instruments of the entity's parent should be accounted for as cash-settled or equity-settled in the entity's financial statements. IFRIC 11 will become effective on 1 January 2008 with earlier adoption permitted. Corporate Express will adopt IFRIC 11 as of 1 January 2008 and believes it will not have a material impact on its consolidated results of operations, financial position or cash flows.

        In November 2006, IFRIC 12 'Service concession arrangements' was issued. IFRIC 12 does not apply to Corporate Express. In June 2007, IFRIC 13 'Customer loyalty programmes' was issued. IFRIC 13 addresses accounting by entities that grant award credits to its customers as part of a sales transaction, ie a sales of goods, rendering of services or use by a customer of entity assets. These credits are subject to further qualifying conditions, and the customers can redeem in the future the credits for free or discounted goods or services. IFRIC 13 will become effective on 1 January 2008 with earlier adoption permitted. Corporate Express will adopt IFRIC 13 as of 1 January 2008 and believes it will not have a material impact on its consolidated results of operations, financial position or cash flows.

        In July 2007, 'IFRIC 14 IAS 19—The limit on a defined benefit asset, minimum funding requirements and their interaction' was issued. IFRIC 14 applies to all post-employment defined benefits and other long-term employee defined benefits, and addresses the issue when refunds or reductions in future contributions by an employer to a defined benefit plan can be regarded as available, and the interaction with the minimum funding requirements as per statutory requirements in the jurisdictions of the plans. IFRIC 14 will become effective on 1 January 2008 with earlier adoption permitted. Corporate Express will adopt IFRIC 14 as of 1 January 2008, although the impact of applying IFRIC 14 is not fully known, based on the nature of changes, the impact on its consolidated results of operations, financial position or cash flows is not expected to be material.

        In January 2008 the IASB issued a revised version of IFRS 3 Business Combinations and an amended version of IAS 27 Consolidated and Separate Financial Statements. The new standards require greater use of fair value through the income statement and cement the 'economic entity' view of the reporting entity. The new requirements take effect on 1 July 2009, although entities are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

In millions of euro, unless stated otherwise

40.   New accounting pronouncements (Continued)

permitted to adopt them earlier. Corporate Express will adopt IFRS 3 and IAS 27R as of 1 January 2009, although the impact on deal structures, the scope of due diligence engagements, the modeling of post-acquisition results and procedures to measure fair value has not been assessed yet.

COMPANY BALANCE SHEETS

(BEFORE APPROPRIATION OF NET RESULT)

as of 31 December 2007 and 2006

	Notes	2007		2006
In millions of euro
Assets
Non-current assets
Deferred tax assets		2		—
Total assets	2	1,841		1,800

Total assets		1,843		1,800

Equity and liabilities
Shareholders's equity
Issued and paid-in capital	3	219		217
Additional paid in capital	3	1,745		1,729
Conversion option bonds	3	25		25
Option reserve	3	17		20
Cumulative translation adjustments	3	[132	]	[34	]
Hedge reserve		[1	]	[2	]
Retained earnings	3	[509	]	[616	]
Result for the year	3	178		123

Total equity attributable to equity holders of the Company	3	1,543		1,463
Non-current provisions
Deferred taxes		—		7
Non-current liabilities
Preference Shares A		178		178
Convertible Subordinated Bonds		94		88

		272		266
Current liabilities
Other current liabilities		27		64

Total equity and liabilities		1,843		1,800

COMPANY STATEMENTS OF INCOME

for the years ended 31 December 2007, 2006 and 2005

	2007	2006		2005
In millions of euro
Result of Group companies and participations (after tax)	154	132		68
Other results (after tax)	24	[9	]	[66	]

Net result	178	123		2

NOTES TO THE COMPANY BALANCE SHEETS AND STATEMENTS OF INCOME

In millions of euro, unless stated otherwise

1.      Summary of significant accounting policies

        The Consolidated Financial Statements comply with Title 9, Book 2 of the Netherlands Civil Code. In accordance with Article 402, Title 9, Book 2 of the Netherlands Civil Code, an abbreviated Company Income Statement is included.

        The Company financial statements were prepared in accordance with the statutory provisions of Part 9, Book 2, of the Netherlands Civil Code. The Company uses the possibility of article 2:362, paragraph 8, to apply for its company financial statements the principles of measurement and determination of assets, liabilities and result of the consolidated financial statements (see Note 2), except for financial fixed assets which are measured at net asset value (see 'financial fixed assets').

Financial fixed assets

        Group companies have been valued at their net asset value (or the proportional part thereof). In case a negative net asset value occurs, a provision equal to the negative net asset value is charged to receivables of Group companies.

Equity attributable to equity holders of the Company, ordinary shares, Preference Shares

        Corporate Express' ordinary shares are classified as equity attributable to equity holders of the Company. External costs directly attributable to the issue of new ordinary shares, other than in connection with business combinations, are deducted from equity attributable to equity holders of the Company, net of tax.

        Corporate Express' Preference Shares A and C are classified as a financial liability and stated at fair value (proceeds received net of transaction costs incurred). Under IFRS, the critical feature in differentiating a financial liability from an equity instrument is the existence of a contractual obligation on one party (the issuer) to deliver cash or another financial asset to the other party (the holder) or to exchange another financial instrument with the holder under conditions that are potentially unfavorable to the issuer. When such a contractual obligation exists, that instrument meets the definition of a financial liability regardless of the manner in which the contractual obligation will be settled.

        The 'option reserve' in equity attributable to equity holders of the Company is the amount of expenses recognised in connection with the employee share options. When the options are exercised or lapsed, a reclassification from the option reserve to retained earnings within equity attributable to equity holders of the Company takes place.

        The 'cumulative translation adjustments' in Equity attributable to equity holders of the Company, relates to the translation into euro of assets and liabilities of Group companies whose functional currency is not the euro. When a Group company is sold or otherwise disposed of, the cumulative translation adjustments, if any, are recognised in the income statement as part of the result on the sale or disposal. Also, cumulative translation adjustments with respect to long-term loans that are designated as permanent investments (quasi equity, see 'Principles of consolidation') are recognised in the income statement when these loans are reduced.

        The hedge reserve relates to changes in the fair value of the interest rate swaps for which hedge accounting is applied. The amounts recorded in the hedge reserve are recognised in the income statement, as other financing expenses, when the hedged item affects the income statement.

NOTES TO THE COMPANY BALANCE SHEETS AND STATEMENTS OF INCOME (Continued)

In millions of euro, unless stated otherwise

1.      Summary of significant accounting policies (Continued)

Subordinated Convertible Bonds

        Corporate Express' Subordinated Convertible Bonds are classified as a compound financial instrument. The conversion option is recorded directly in equity attributable to equity holders of the Company, (net of taxes) and the liability component as long-term borrowings. The liability component is initially stated at fair value (proceeds received net of transaction costs incurred) and is subsequently stated at amortised cost which is the initial amount minus interest and principal payments plus cumulative amortisation using the effective interest method of any difference between the initial amount and the maturity amount. The amortisation is recorded in the income statement. The value of the conversion option is determined using the residual method.

2.     Financial fixed assets

        The changes in the financial fixed assets are as follows:

	Total		Participations in Group companies		Receivables from Group companies
Book value at 31 December 2004	1,641		558		1,083
Proceeds collected by Group companies	[89	]	—		[89	]
Financial restructuring	—		[56	]	56
Result from Group companies	68		68		—
Translation differences	180		180		—

Book value at 31 December 2005	1,800		750		1,050

Proceeds collected by Group companies	[5	]	—		[5	]
Financial restructuring	—		[247	]	247
Result from Group companies	132		132		—
Translation differences	[127	]	[127	]	—

Book value at 31 December 2006	1,800		508		1,292

Proceeds collected by Group companies	[15	]	—		[15	]
Financial restructuring	—		235		[235	]
Result from Group companies	154		154		—
Translation differences	[98	]	[98	]	—

Book value at 31 December 2007	1,841		799		1,042

        Group companies have been valued at their net asset value (or the proportional part). Certain Group companies have a negative net asset value. At 31 December 2007, a provision equal to the negative net asset value has been deducted from receivables.

NOTES TO THE COMPANY BALANCE SHEETS AND STATEMENTS OF INCOME (Continued)

In millions of euro, unless stated otherwise

3.     Equity attributable to equity holders of the Company

        For details of changes in equity attributable to equity holders of the Company, see the Notes to the Consolidated Financial Statements.

									Other reserves
	Number of ordinary shares																	Equity attributable to equity holders of the Company
					Issued and fully paid-up capital	Additional paid in capital	Treasury Shares at cost		Conversion option bonds(1)	Option reserve		Cumulative translation adjustment		Hedge reserve		Retained earnings
	Issued	Treasury		Outstanding
In millions of euro
Balance at 31 December 2004	138,126,528	[531,364	]	137,595,164	166	1,524	[10	]	25	25		[87	]	[5	]	[577	]	1,062

Changes for 2005:
Total recognised income and expense												180		5		[19	]	166
Dividend 2004	1,841,644			1,841,644	2	8										[12	]	[2	]
Issued shares	39,356,532	[43,628	]	39,312,904	47	181												228
Repurchase shares CE Australia																[10	]	[10	]
Options forfeited										[8	]					8		—
Addition option reserve share based payments										7								7

Balance at 31 December 2005	179,324,704	[574,992	]	178,749,712	215	1,713	[10	]	25	24		93		—		[611	]	1,450

Changes for 2006:
Total recognised income and expense												[127	]	[2	]	144		15
Dividend 2005	1,038,454			1,038,454	1	14										[30	]	[15	]
reclassification										[1	]					1		—
Issued shares
Repurchase shares CE Australia																[2	]	[2	]
Options exercised	541,812	574,992		1,116,804	1	2	10			[3	]					[4	]	6
Options forfeited										[7	]					7		—
Addition option reserve share based payments										7						1		8

Balance at 31 December 2006	180,904,970	—		180,904,970	217	1,729	—		25	20		[34	]	[2	]	[493	]	1,463

Changes for 2007:
Total recognised income and expense												[98	]	1		215		118
Dividend 2006	1,662,868			1,662,868	2	15										[38	]	[21	]
Repurchase shares CE Australia																[26	]	[26	]
Options exercised	280,009			280,009	0	1				[1	]							1
Options forfeited										[9	]					9		—
Addition option reserve share based payments										8						1		8

Balance at 31 December 2007	182,847,847			182,847,847	219	1,745	—		25	17		[132	]	[1	]	[331	]	1,543

(1)
Net of tax.

In 2007 the movements on the conversion option bonds have been retrospectively reclassified witin equity attributable to equity holders of the Company.

4.     Commitments not included in the Balance Sheet

        Corporate Express NV acts as guarantor for loans taken by Group companies (see Note 32 to the Consolidated Balance Sheet) amounting to €903 million in 2007. In addition, Corporate Express NV acts as guarantor in certain legal acts of a number of Group companies in the Netherlands and abroad, including entering into lease contracts and interest rate and currency swap contracts.

NOTES TO THE COMPANY BALANCE SHEETS AND STATEMENTS OF INCOME (Continued)

In millions of euro, unless stated otherwise

4.     Commitments not included in the Balance Sheet (Continued)

        Furthermore, declarations of joint and several liability (as referred to in Article 403, Title 9, Book 2 of the Dutch Civil Code) have been filed for debts resulting from legal acts of a number of Group companies established in the Netherlands.

Amsterdam, 1 March 2008

Supervisory Board	Executive Board
F.L.V. Meysman	P. Ventress
J. Peelen	G. Dean
R.F. van den Bergh	F.F. Waller
G. Izeboud
B.J. Noteboom
T. de Swaan

SUPPLEMENTAL GUARANTOR INFORMATION

        As part of the Senior Facilities Agreement and Indenture related to the Senior Subordinated Notes, Corporate Express NV and certain subsidiaries of Corporate Express NV act as guarantors. Presented below is consolidated information for Corporate Express US Inc., the issuer of the debt, Corporate Express NV, the parent guarantor of the debt, the guarantor subsidiaries of, Corporate Express NV (listed below), and the non-guarantor subsidiaries of, Corporate Express NV. All of the subsidiary guarantors are wholly owned subsidiaries of, Corporate Express NV.

        Pursuant to the Senior Facilities Agreement and the Indenture related to the Senior Subordinated Notes, Corporate Express NV and its subsidiary guarantors jointly, severally, fully and unconditionally guarantee, Corporate Express US Inc.'s debt securities.

GUARANTOR SUBSIDIARIES

as of 31 December 2007

a  United States

BTOP USA Corp.
BTOPI Holding (U.S.)
Corporate Express Swaps US Inc.
Corporate Express Document & Print Management, Inc.
Corporate Express Office Products, Inc.
Corporate Express Promotional Marketing, Inc.
Corporate Express of Texas, Inc.
Corporate Express US Inc.

b  The Netherlands

Corporate Express Financieringen B.V.
Corporate Express Fined B.V.
Corporate Express N.V.
Buhrmann II B.V.
Corporate Express International B.V.
Buhrmann Nederland B.V.
Corporate Express Nederland Holding B.V.
Tetterode-Nederland B.V.
Veenman B.V.
Corporate Express Nederland B.V.

c  Belgium

Corporate Express Shared Service Center (Europe) NV

d  Luxemburg

Buhrmann Luxembourg S.A.R.L.

CONSOLIDATED STATEMENT OF INCOME

31 December 2007 (IFRS)

	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Continuing operations:
Net sales	—		—		2,940		2,691		—		5,631
Purchase value of trade goods sold	—		—		[1,977	]	[1,814	]	—		[3,791	]

Gross contribution	—		—		963		877		—		1,840
Employee benefit expenses, excluding restructuring	—		—		[494	]	[388	]	—		[882	]
Depreciation of property, plant & equipment and amortisation of software and other non-current intangibles	—		—		[58	]	[39	]	—		[97	]
Other operating expenses, excluding restructuring	0		0		[308	]	[321	]	—		[629	]
Restructuring and termination expenses, one-off pension costs and gain on sale Veenman Germany	[2	]	—		[12	]	[16	]	—		[30	]

Operating result	[2	]	0		91		112		—		201
Total financing expenses	106		37		[251	]	[7	]	—		[115	]
Inter company settlements	—		[4	]	[29	]	33		—		—
Share in result of associates and subsequent result from disposal of operations	0		—		0		0		—		0

Result before taxes	104		33		[189	]	139		—		86
Taxes	[41	]	[9	]	112		[59	]	—		3
Results from subsidiaries	[81	]	172		—		—		[90	]	—

Net result	[19	]	195		[77	]	80		[90	]	89

Discontinued operations:
Net result	—		—		105		1		—		106
Total operations:
Net result	[19	]	195		28		81		[90	]	195
Attributable to:
Holders of ordinary shares Corporate Express NV	[19	]	195		28		64		[90	]	178
Minority interests in Group companies	—		—		—		17		—		17

	[19	]	195		28		81		[90	]	195

CONSOLIDATED STATEMENT OF INCOME

31 December 2006 (IFRS)

	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Continuing operations:
Net sales	—		—		3,191		2,307		—		5,497
Purchase value of trade goods sold	—		—		[2,116	]	[1,580	]	—		[3,696	]

Gross contribution	—		—		1,075		727		—		1,802
Employee benefit expenses, excluding restructuring	—		—		[550	]	[333	]	—		[883	]
Depreciation of property, plant & equipment and amortisation of software and other non-current intangibles	—		—		[67	]	[28	]	—		[96	]
Other operating expenses, excluding restructuring	[1	]	0		[307	]	[254	]	—		[561	]
Restructuring expenses	—		—		[37	]	[2	]	—		[40	]

Operating result	[1	]	0		114		110		—		223
Total financing expenses	114		25		[238	]	3		—		[96	]
Inter company settlements	1		[17	]	[13	]	29		—		—
Share in result of associates and subsequent result from disposal of operations	0		—		1		6		—		7

Result before taxes	113		8		[136	]	148		—		134
Taxes	[44	]	[17	]	56		[4	]	—		[10	]
Results from subsidiaries	[79	]	132		—		—		[53	]	—

Net result	[10	]	123		[79	]	143		[53	]	124
Discontinued operations:
Net result	—		—		15		3		—		18

Total operations:
Net result	[10	]	123		[64	]	146		[53	]	142
Attributable to:
Holders of ordinary shares Corporate Express NV	[10	]	123		[64	]	127		[53	]	123
Minority interests in Group companies	—		—		—		19		—		19

	[10	]	123		[64	]	146		[53	]	142

CONSOLIDATED STATEMENT OF INCOME

31 December 2005 (IFRS)

	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Continuing operations:
Net sales	—		—		3,075		2,042		—		5,118
Purchase value of trade goods sold	—		—		[2,013	]	[1,408	]	—		[3,421	]

Gross contribution	—		—		1,062		634		—		1,696
Employee benefit expenses, excluding restructuring	—		—		[556	]	[325	]	—		[881	]
Depreciation of property, plant & equipment and amortisation of software and other non-current intangibles	—		—		[61	]	[25	]	—		[86	]
Other operating expenses, excluding restructuring	[1	]	0		[277	]	[228	]	—		[513	]
Restructuring expenses	—		—		[10	]	[8	]	—		[17	]

Operating result	[1	]	0		150		50		—		199
Total financing expenses	116		[90	]	[219	]	3		—		[191	]
Inter company settlements	—		31		[46	]	15		—		—
Share in result of associates and subsequent result from disposal of operations	—		0		6		[1	]	—		5

Result before taxes	115		[59	]	[109	]	66		—		13
Taxes	[45	]	[7	]	44		[4	]	—		[12	]
Results from subsidiaries	[66	]	68		—		—		[2]		—

Net result	4		2		[64	]	62		[2	]	1
Discontinued operations:
Net result	—		—		18		2		—		20

Total operations:
Net result	4		2		[47	]	64		[2	]	21
Attributable to:
Holders of ordinary shares Corporate Express NV	4		2		[47	]	45		[2	]	2
Minority interests in Group companies	—		—		—		19		—		19

	4		2		[47	]	64		[2	]	21

CONSOLIDATED BALANCE SHEET

31 December 2007 (IFRS)

	Issuer of debt		Parent	Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Assets
Non-current assets
Goodwill	—		—	1,284		136		—		1,420
Software	—		—	69		30		—		98
Other intangible assets	—		—	5		77		—		82
Property, plant & equipment	—		—	104		92		—		196
Net pension asset for funded schemes in surplus	—		—	—		190		—		190
Deferred tax assets	7		2	284		58		—		350
Investment in associates	—		—	3		0		—		4
Other non-current assets	2		—	6		4		—		12

	9		2	1,756		586		—		2,352

Group participations	—		1,841	—		—		[1,841	]	—
Current assets
Inventories	—		—	265		233		—		498
Trade receivables	—		—	296		405		—		700
Prepaid expenses and accrued income	0		—	107		76		—		183
Current tax receivable	—		—	10		2		—		12
Cash and cash equivalents	0		—	21		29		—		50
Assets held for sale	0		—	3		0		—		3

	0		—	701		745		—		1,446

Total assets	10		1,843	2,457		1,332		[1,841	]	3,799

Equity and liabilities
Equity attributable to equity holders of the Company	1,421		1,543	[1,848	]	815		[389	]	1,543
Minority interests	—		—	—		40		—		40

Total equity	1,421		1,543	[1,848	]	855		[389	]	1,583

Non-current liabilities
Long-term borrowings	592		272	87		60		—		1,011
Intercompany financing	[2,026	]	—	3,670		[192	]	[1,452	]	—
Deferred tax liabilities	0		—	70		66		—		136
Pensions	—		—	1		22		—		22
Other non-current provisions	—		—	27		14		—		41

	[1,435	]	272	3,856		[30	]	[1,452	]	1,211

Current provisions and liabilities
Current portion of long-term borrowings	13		—	74		30		—		117
Short-term loans and bankoverdrafts	—		0	12		7		—		19
Trade payables	—		—	225		322		—		547
Current tax payable	—		13	—		[2	]	—		11
Other current provisions and liabilities	10		14	137		149		—		309

	24		27	449		507		—		1,004

Total equity and liabilities	10		1,843	2,457		1,332		[1,841	]	3,799

CONSOLIDATED BALANCE SHEET

31 December 2006 (IFRS)

	Issuer of debt		Parent	Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Assets
Non-current assets
Goodwill	—		—	1,415		116		—		1,531
Software	—		—	89		19		—		108
Other intangible assets	—		—	7		75		—		82
Property, plant & equipment	—		—	121		95		—		216
Net pension asset for funded schemes in surplus	—		—	—		132		—		132
Deferred tax assets	6		—	359		51		—		416
Investment in associates	—		—	4		—		—		4
Other non-current assets	3		—	6		1		—		10

	9		—	2,001		489		—		2,500
Group participations	—		1,800	—		—		[1,800	]	—
Current assets
Inventories	—		—	291		229		—		520
Trade receivables	—		—	433		434		—		867
Prepaid expenses and accrued income	—		—	141		59		—		200
Current tax receivable	—		—	—		14		—		14
Cash and cash equivalents	—		—	30		43		—		73
Assets held for sale	—		—	4		—		—		4

	—		—	899		779		—		1,678

Total assets	9		1,800	2,900		1,268		[1,800	]	4,178
Equity and liabilities
Equity attributable to equity holders of the Company	1,480		1,463	[1,874	]	704		[310	]	1,463
Minority interests	—		—	—		64		—		64

Total equity	1,480		1,463	[1,874	]	768		[310	]	1,527

Non-current liabilities
Long-term borrowings	852		266	88		78		—		1,284
Intercompany financing	[2,367	]	—	3,982		[125	]	[1,490	]	—
Deferred tax liabilities	1		7	93		24		—		125
Pensions	—		—	—		30		—		30
Other non-current provisions	—		—	36		15		—		51

	[1,514	]	273	4,199		22		[1,490	]	1,490

Current provisions and liabilities
Current portion of long-term borrowings	32		—	1		33		—		66
Short-term loans and bankoverdrafts	—		—	1		17		—		18
Trade payables	—		—	404		316		—		720
Current tax payable	—		49	3		[48	]	—		4
Other current provisions and liabilities	11		15	166		161		—		353

	43		64	575		479		—		1,161

Total equity and liabilities	9		1,800	2,900		1,268		[1,800	]	4,178

CONSOLIDATED STATEMENT OF CASH FLOWS

31 December 2007 (IFRS)

	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Cash flow from operating activities
Net result attributable to holders of ordinary shares Corporate Express NV	[19	]	195		28		62		[88	]	178
Adjustments:
Net result discontinued operations	—		—		[105	]	[1	]	—		[106	]
Result subsidiaries	83		[172	]	—		—		88		—
Minority interest	—		—		—		17		—		17
Intercompany settlements	—		4		29		[33	]	—		—
Subsequent result from disposal of operations	—		—		—		—		—		—
Profit tax	41		9		[112	]	59		—		[3	]
Total financing expenses	[108	]	[37	]	251		9		—		115

Operating result	[2	]	0		91		112		—		201
Depreciation of property, plant & equipment and amortisation of software and other intangible assets	—		—		58		40				97
Other adjustments for non-cash	—		—		1		2				4
[Increase]/decrease in working capital	0		0		[20	]	[2	]	—		[22	]
Other operational payments and receivables:
Profit taxes (net)	—		[4	]	7		[34	]	—		[31	]
Payments deducted from provisions for restructuring and other provisions excluding pensions	—		—		[8	]	[8	]	—		[16	]
Payments for defined benefit pension plans	—		—		[4	]	[3	]	—		[7	]

Net cash from operating activities continuing operations	[1	]	[4	]	125		107		—		227

Net cash from operating activities discontinued operations	—		—		[11	]	6		—		[5	]

Net cash from operating activities total operations (A)	[1	]	[4	]	114		113		—		223

Cash flow from investing activities
Net investments in property, plant and equipment and internally used software	—		—		[50	]	[32	]	—		[82	]
Acquisitions of Group companies and payments related to integration of acquisitions	—		—		[11	]	[44	]	—		[55	]
Proceeds of divestments and transaction fees	—		—		212		47		—		260
Other	—		—		1		[2	]	—		[1	]

Net cash from investing activities continuing operations	—		—		153		[32	]	—		121

Net cash from investing activities discontinued operations	—		—		[3	]	0		—		[4	]

Net cash from investing activities total operations (B)	—		—		150		[32	]	—		117

CONSOLIDATED STATEMENT OF CASH FLOWS
31 December 2007 (IFRS) (Continued)

Cash flow from financing activities
Dividend payments	—		[21	]	—		—		—	[21	]
Interest payments	107		52		[234	]	[9	]	—	[84	]
Dividend Preference Shares A	—		[11	]	—		—		—	[11	]
Payment to minority shareholders	—		—		—		[68	]	—	[68	]
Intercompany financing	101		[16	]	[25	]	[59	]	—	—
Proceeds from share issues	—		0		—		—		—	0
Net repayment of long-term borrowings	[207	]	0		[24	]	51		—	[181	]

Net cash from financing activities continuing operations	1		4		[284	]	[85	]	—	[365	]

Net cash from financing activities discontinued operations	—		—		0		0		—	0

Net cash from financing activities total operations (C)	1		4		[284	]	[85	]	—	[365	]

Net cash flow (A+B+C)	0		0		[20	]	[4	]	—	[24	]

CONSOLIDATED STATEMENT OF CASH FLOWS

31 December 2006 (IFRS)

	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Cash flow from operating activities
Net result attributable to holders of ordinary shares Corporate Express NV	[10	]	123		[64	]	127		[53	]	123
Adjustments:
Net result discontinued operations	—		—		[15	]	[3	]	—		[18	]
Result subsidiaries	79		[132	]	—		—		53		—
Minority interest	—		—		—		19		—		19
Intercompany settlements	[1	]	17		13		[29	]	—		—
Subsequent result from disposal of operations	0		0		[1	]	[6	]	—		[7	]
Profit tax	44		17		[56	]	4		—		10
Total financing expenses	[114	]	[25	]	238		[3	]	—		96

Operating result	[1	]	0		114		110		—		223
Depreciation of property, plant & equipment and amortisation of software and other intangible assets	—		—		67		28		—		96
Other adjustments for non-cash	—		—		20		[11	]	—		10
[Increase]/decrease in working capital	—		—		[43	]	[25	]	—		[68	]
Other operational payments and receivables:
Profit taxes (net)	—		[33	]	41		[40	]	—		[32	]
Payments deducted from provisions for restructuring and other provisions excluding pensions	—		—		[17	]	[10	]	—		[27	]
Payments for defined benefit pension plans	—		—		[2	]	[11	]	—		[13	]
Net cash from operating activities continuing operations	[1	]	[34	]	181		41		—		188

Net cash from operating activities discontinued operations	—		—		41		4		—		45

Net cash from operating activities total operations (A)	[1	]	[34	]	221		45		—		232

Cash flow from investing activities
Net investments in property, plant & equipment and internally used software	—		—		[48	]	[25	]	—		[73	]
Acquisitions of Group companies and payments related to integration of acquisitions	—		—		[25		[278		—		[303
Proceeds of divestments and transaction fees	—		—		—		—		—		—
Intercompany settlement	—		—		102		[102	]	—		0

Net cash from investing activities continuing operations	[1	]	—		30		[405	]	—		[376	]

Net cash from investing activities discontinued operations	—		—		[5	]	—		—		[5	]

Net cash from investing activities total operations (B)	[1	]	—		25		[405	]	—		[381	]

CONSOLIDATED STATEMENT OF CASH FLOWS
31 December 2006 (IFRS) (Continued)

Cash flow from financing activities
Dividend payments	—		[15	]	—		—		—	[15	]
Interest payments	117		39		[231	]	4		—	[71	]
Dividend Preference Shares A	—		[11	]	—		—		—	[11	]
Payment to minority shareholders	—		—		—		[10	]	—	[10	]
Intercompany financing	[286	]	15		[50	]	322		—	—
Proceeds from share issues	—		7		—		—		—	7
Net repayment of long-term borrowings	170		—		[1	]	34		—	203

Net cash from financing activities continuing operations	1		33		[282	]	351		—	103

Net cash from financing activities discontinued operations	—		—		—		—		—	—

Net cash from financing activities total operations (C)	1		33		[282	]	351		—	103

Net cash flow (A+B+C)	0		0		[37	]	[9	]	—	[45	]

CONSOLIDATED STATEMENT OF CASH FLOWS

31 December 2005 (IFRS)

	Issuer of debt		Parent		Guarantor Subsidiaries		Non-guarantor Subsidiaries		Eliminations		Total
In millions of euro, unless stated otherwise
Cash flow from operating activities
Net result attributable to holders of ordinary shares Corporate Express NV	4		2		[47	]	45		[2	]	2
Adjustments:
Net result discontinued operations	—		—		[18	]	[2	]	—		[20	]
Result subsidiaries	66		[68	]	—		—		2		—
Minority interest	—		—		—		19		—		19
Intercompany settlements	—		[31	]	46		[15	]	—		—
Subsequent result from disposal of operations	—		—		[6	]	1		—		[5	]
Profit tax	45		7		[44	]	4		—		12
Total financing expenses	[116	]	90		219		[3	]	—		191

Operating result	[1	]	0		150		50		—		199
Depreciation of property, plant & equipment and amortisation of software and other intangible assets	—		—		61		24		—		86
Other adjustments for non-cash	—		—		15		3		—		18
(Increase)/decrease in working capital	0		0		[27	]	[3	]	—		[30	]
Other operational payments and receivables:
Profit taxes (net)	—		46		[40	]	[36	]	—		[30	]
Intercompany settlement	—		34		[34	]	—		—		—
Payments deducted from provisions for restructuring and other provisions excluding pensions	—		—		[3	]	[15	]	—		[17	]
Payments for defined benefit pension plans	—		—		[4	]	[4	]	—		[9	]

Net cash from operating activities continuing operations	[1	]	80		117		18		—		216

Net cash from operating activities discontinued operations	—		—		16		0		—		15

Net cash from operating activities total operations (A)	[1	]	80		133		18		—		232

Cash flow from investing activities
Net investments in property, plant & equipment and internally used software	—		—		[40	]	[19	]	—		[59	]
Acquisitions of Group companies and payments related to integration of acquisitions	—		—		[11	]	[9	]	—		[20	]
Proceeds of divestments and transaction fees	—		—		[2	]	[1	]	—		[2	]

Net cash from investing activities continuing operations	—		—		[53	]	[28	]	—		[81	]

Net cash from investing activities discontinued operations	—		—		[5	]	0		—		[5	]

Net cash from investing activities total operations (B)	—		—		[58	]	[28	]	—		[86	]

CONSOLIDATED STATEMENT OF CASH FLOWS
31 December 2005 (IFRS) (Continued)

Cash flow from financing activities
Dividend payments	—		[12	]	—		—		—	[12	]
Interest payments	122		30		[213	]	3		—	[58	]
Dividend Preference Shares A	—		[11	]	—		—		—	[11	]
Payment to minority shareholders	—		—		—		[31	]	—	[31	]
Intercompany financing	[197	]	77		94		26		—	—
Proceeds from share issues	—		239		—		—		—	239
Net repayment of long-term borrowings	76		[404	]	[8	]	9		—	[327	]

Net cash from financing activities continuing operations	1		[81	]	[127	]	8		—	[199	]

Net cash from financing activities discontinued operations	—		—		0		0		—	0

Net cash from financing activities total operations (C)	1		[81	]	[127	]	8		—	[199	]

Net cash flow (A+B+C)	0		0		[51	]	[2	]	—	[54	]

OTHER INFORMATION

Significant subsidiaries	193
Dividend	195
Policy on appropriation of net results to reserves and dividends	195
Dividend proposal	195
Report of independent auditors	197

SIGNIFICANT SUBSIDIARIES

        Corporate Express NV is the parent company of a group of companies (the Group). The significant subsidiaries of the Group are listed below. The equity interest of Corporate Express in these subsidiaries is 100% unless stated otherwise. The full list containing the information referred to in article 379 and 414 of book 2 of the Dutch civil code is filed at the office of the Chamber of Commerce in Amsterdam. The addresses of these companies can be viewed on our website: www.cexpgroup.com.

Office Products US

Division headquarters in Denver, CO, USA

•
Corporate Express US Inc.—Broomfield, CO, USA

•
Corporate Express Imaging and Computer Graphic Supplies—Deerfield Beach, FL, USA

•
Corporate Express Document & Print Management, Inc.—Omaha, NE, USA

•
Corporate Express Promotional Marketing, Inc.—St. Louis, MO, USA

Office Products Canada

•
Corporate Express Canada, Inc.—Headquarters in Mississauga, ON, Canada

Office Products Europe

Division headquarters in Amsterdam, the Netherlands

•
Corporate Express Europe BV—Amsterdam, the Netherlands

•
Corporate Express Europe Import BV—Amsterdam, the Netherlands

•
Corporate Express GmbH & Co—Wels, Austria

•
Corporate Express Belgium NV—Wemmel (Brussels), Belgium

•
Corporate Express France SAS—Bondoufle (Paris), France

•
Corporate Express Deutschland GmbH & Co. Vertriebs KG—Stuttgart, Germany

•
Corporate Express Hungaria Kereskedelmi Kft—Budapest, Hungary

•
Corporate Express (Ireland) Ltd—Dublin, Ireland

•
Corporate Express SpA—Cusago (Milan), Italy

•
Corporate Express Luxembourg Sarl—Howald (Hesperange), Luxembourg

•
Corporate Express Nederland BV—Almere, the Netherlands

•
Corporate Express Nordic AS—Oslo, Norway

•
Corporate Express Danmark A/S—Espergærde (Helsingør), Denmark

•
Corporate Express Polska Sp.zoo—Gdynia, Poland

•
Corporate Express Svenska AB—Borås (Goteborg), Sweden

•
Corporate Express Sverige AB—Växjö, Sweden

•
Corporate Express España SA—Madrid, Spain

•
Corporate Express UK Ltd—Birmingham, United Kingdom

Office Products Australia

Division headquarters in Sydney, Australia

•
Corporate Express Australia Ltd (58.8%)—Rosebery, Sydney, NSW, Australia

•
Corporate Express New Zealand Ltd (58.8%)—Auckland, New Zealand

Global sourcing activities

•
Corporate Express Asia Ltd—Hong Kong

Printing Systems

Division headquarters in Amsterdam, the Netherlands

•
Plantin NV—Brussels (Evere), Belgium

•
BTI-Hellas AEE—Metamorphosis (Athens), Greece

•
Macchingraf SpA—Ospiate di Bollate (Milan), Italy

•
Tetterode-Nederland BV—Amsterdam, the Netherlands

•
Maquinaria Artes Gráficas Hartmann, SA—Cornellà de Llobregat (Barcelona), Spain

•
Veenman BV—Capelle a/d IJssel (Rotterdam), the Netherlands

Other

•
Corporate Express International BV—Amsterdam, the Netherlands

•
Corporate Express Nederland Holding BV—Amsterdam, the Netherlands

•
Corporate Express Shared Service Center (Europe) NV—Hasselt, Belgium

•
Corporate Express Silver SA—Luxembourg

•
Corporate Express Silver Europe BV—Amsterdam, the Netherlands

•
Corporate Express Silver Financing, LLC—Delaware, USA

•
Corporate Express Silver US, LLC—Delaware, USA

•
Corporate Express US Finance Inc.—Broomfield, CO, USA

DIVIDEND

        Policy on appropriation of net results to reserves and dividends ('Dividend policy')

Reserves

        Corporate Express aims to add or charge to the reserves of the Company the statutory profit or loss for the year after distribution of the statutory dividend on the Preference Shares A and after deducting the proposed dividend on ordinary shares. Specific accounting results such as relating to refinancing, acquisitions, divestments, restructuring or other strategic considerations may lead to adjustments in the additions made to the reserves.

Dividends on ordinary shares

        Corporate Express aims to propose to declare annually a dividend on each ordinary share representing around 20-30% of the consolidated net result attributable to ordinary shares divided by the number of ordinary shares outstanding at year end. In case special items such as those related to acquisitions, divestments, restructuring, impairments or refinancing are incurred, allowance can be made for (after tax elements of) these items. Additionally, financing charges reported under 'exchange results due to translation of long-term internal and external borrowings' are added back to the base used to calculate the dividend. The dividend declared may be distributed in cash and/or stock.

        The proposed dividend for a fiscal year must be approved by the General Meeting of Shareholders, and the dividend is paid after this meeting.

        Corporate Express' arrangements for its indebtedness, such as the Senior Facilities Agreement and the subordinated bond loans contain, various restrictions on the ability of Corporate Express to pay cash dividends. Corporate Express' ability to pay dividends is currently contingent on meeting certain financial ratios as determined by Corporate Express' earnings, indebtedness and other indicators of Corporate Express' financial condition and results of operations. These restrictions take precedence over the policy outlined above.

        Dividend payments may be subject to Netherlands statutory withholding taxes.

        See also the chapter on Corporate Governance on page 50.

Dividends paid in 2004–2007

        The following table sets out the dividend per ordinary share declared by Corporate Express for the preceding fiscal year:

Year of dividend declaration	Dividend declared
2004(1)	€0.07
2005	€0.14
2006	€0.17
2007	€0.21

(1)
The dividend declared in the fiscal year 2004 was paid entirely in shares.

Dividend proposal

        A proposal will be submitted to the General Meeting of Shareholders to be held on 8 April 2008 to pay a dividend of €0.21 per ordinary share. In line with the policy on additions to reserves and dividends of the Company, this represents 34% of the consolidated net result available to holders of ordinary shares after adding back special items (net of tax) and fair value adjustments (net of tax) amounting to €114 million, divided by the number of ordinary shares outstanding at 31 December 2007.

Dividend on (depositary receipts of) Preference Shares A

        An amount of €11.2 million will be paid to holders of (depositary receipts of) Preference Shares A (representing a statutory dividend of €0.21 per share).

        The record date for dividend on (depositary receipts of) Preference Shares A is Wednesday 9 April 2008. Payment will be effective Friday 11 April 2008.

Relevant dates for dividend on (depositary receipts of) Preference Shares A:

AGM	8 April 2008
CUM date	9 April 2008
Record date	9 April 2008
Ex-dividend date	10 April 2008
Payment dividend on (depositary receipts of) Preference Shares A	11 April 2008

Dividend on ordinary shares

        The dividend on ordinary shares will be paid either wholly in cash or in new ordinary shares, at the option of the shareholder, and will be debited to the share premium reserve.

        Shareholders will be contacted by their bank or agent, with whom on Monday 14 April 2008 (after closure of the stock exchange) their ordinary shares are deposited in order to make the choice between a dividend in shares or in cash (record date for dividend on ordinary shares). The period of time in which shareholders can determine their choice for payment in shares or in cash ends on 22 April 2008 before closure of the Amsterdam Stock Exchange.

        On Tuesday 22 April 2008 after closure of the stock exchange the Executive Board will determine, on the basis of the average share price on that day, the number of dividend rights of ordinary shares that give title to one ordinary share of nominal value €1.20.

        The new ordinary shares will be entitled to the dividend over the financial year 2008 and the following years. As of Thursday, 10 April 2008 the ordinary shares will be traded ex-dividend. No trading in dividend rights will take place.

        Issue of the new ordinary shares in accordance with this proposal (in the case of stock dividend) respectively payment of the cash amount will be effected as from Thursday 24 April 2008.

Relevant dates for dividend on ordinary shares:

AGM	8 April 2008
CUM date	9 April 2008
Ex-dividend date	10 April 2008
Record date	14 April 2008
Period to opt for dividend in cash or in shares	15–22 April 2008
Determination dividend rights	22 April 2008
	(after closure of the Amsterdam Stock Exchange	)
Payment dividend on ordinary shares	24 April 2008

REPORT OF INDEPENDENT AUDITORS

United States opinion

To the General Meeting of Shareholders of Corporate Express NV

Report of independent registered public accounting firm

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, consolidated statements of cash flow and consolidated statements of recognised income and expense, as set out on pages 71 to 137 and 143 to 151 present fairly, in all material respects, the financial position of Corporate Express NV and its subsidiaries at 31 December 2007 and 31 December 2006, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2007 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's Executive Board is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Controls over Financial Reporting on pages 68 to 69 of the Annual Report and Form 20-F. Our responsibility is to express an opinion on these consolidated financial statements and on the Company's internal control over financial reporting based on our audits, which were integrated audits in 2007 and 2006. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Amsterdam, 4 March 2008

PricewaterhouseCoopers Accountants N.V.

P.R. Baart RA

Note that United States opinion set out above is included for the purposes Corporate Express NV's Annual Report on Form 20-F for the year ended 31 December 2007 only and does not form part Corporate Express NV's 2007 Annual Report.

INFORMATION REQUIRED UNDER FORM 20-F

Material contracts	200
Exchange controls	200
Taxation for U.S. residents holding shares in Corporate Express NV	200
Exchange rate information	202
Selected financial data	203

INFORMATION REQUIRED UNDER FORM 20-F

Material contracts

        On 10 December 2002, Corporate Express NV and Heidelberger Druckmaschinen AG entered into a Distributorship Agreement which extends Corporate Express' right to sell and service certain Heidelberg products in the Netherlands, Belgium, Luxembourg, Italy, Greece and Spain. The agreement took effect as of 1 July 2003 and is in effect for five years. After the five-year period, the agreement will continue to be in effect unless terminated with eighteen months prior written notice by one of the parties.

        All other material contracts are further described in Note 32 to the financial statements.

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

Taxation for U.S. residents holding shares in Corporate Express NV

        The following notes are provided for guidance. U.S. and Dutch taxation may change from time to time. U.S. residents should consult their local tax advisers, particularly in connection with potential liability to pay U.S. taxes on disposal, lifetime gift or bequest of their shares.

Netherlands taxation on dividends

        Dividends of companies in the Netherlands are in principle subject to dividend withholding tax of 15%. Where a shareholder is entitled to the benefits of the current Income Tax Convention ('the Convention') concluded on 18 December 1992, as most recently amended by Protocol dated 8 March 2004, between the United States and the Netherlands, if dividends are paid by Corporate Express NV to:

  •
  a corporation organised under the laws of the United States (or any territory of it) unless the shares in Corporate Express NV form part of the business assets of a permanent establishment in the Netherlands of such corporation, or

  •
  any other legal person subject to United States Federal income tax with respect to its worldwide income, unless the shares in Corporate Express NV form part of the business assets of a permanent establishment in the Netherlands of such legal person, these dividends qualify for a reduction of Netherlands withholding tax on dividends from 15% to 5% if the recipient is the beneficial owner which directly holds at least 10% of the voting power of Corporate Express NV shares and to 0% if the recipient is the beneficial owner and qualifies as an 'Exempt Organisation' as defined in Article 36 of the Convention.

        Where a United States resident or corporation has a permanent establishment in the Netherlands, which has shares in Corporate Express NV forming part of its business property, dividends it receives on those shares are included in that establishment's profit. Such establishment is subject to the Netherlands income tax or corporation tax, as appropriate, and the Netherlands dividend withholding tax will generally be applied at the full rate of 15% (which generally will be reduced to 0% if the permanent establishment holds at least 5% of the nominal paid-up share capital of Corporate

Express NV). This tax will be treated as foreign income tax eligible for credit against the shareholder's United States income taxes.

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

If you are a Corporate Express NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, the Netherlands dividend withholding tax may be governed by the 'Tax Regulation for the Kingdom of the Netherlands' or by the tax convention, if any, between the Netherlands and your country of residence.

United States taxation on dividends

        If you are a United States shareholder, the dividend (including the withheld amount) will be ordinary dividend income for United States Federal income tax purposes to the extent such dividend is made from our current or accumulated earnings and profits. Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that Corporate Express NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. The dividends are not eligible for the dividends received deduction allowed to corporations.

        For U.S. foreign tax credit purposes, the dividend is foreign source income, and the Netherlands withholding tax is a foreign income tax that is eligible for credit against the shareholder's United States income taxes, subject to various limitations. However, the rules governing the U.S. foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

        Any portion of the dividend that exceeds our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, is subject to different rules. This portion is a tax free return to the extent of your basis in our shares, and thereafter is treated as a capital gain on a disposition of the shares.

        If Corporate Express NV is entitled to any credit against the amount of dividend tax withheld before remittance to the Netherlands tax authorities, the United States tax authority may take the position that the Netherlands withholding tax eligible for credit should be limited accordingly.

Netherlands taxation on capital gains

        Under the Convention, capital gains on the sale of shares in Corporate Express NV realised by qualifying United States residents or corporations, are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if the alienated shares in Corporate Express NV form part of the business assets of a permanent establishment in the Netherlands of such resident or corporation. If the permanent establishment holds at least 5% of the nominal paid-up share capital of Corporate Express NV, however, the capital gain will generally be exempt under the participation exemption after all.

United States taxation on capital gains

        A United States shareholder generally will recognize gain or loss on the sale or exchange of our shares equal to the difference between the amount realized on such sale or exchange and such shareholder's adjusted tax basis in the shares. Such capital gain or loss will be capital gain or loss and will generally be treated as arising from U.S. sources for U.S. foreign tax credit purposes.

Netherlands succession duty and gift taxes

        Under the Estate and Inheritance Tax Convention between the United States and the Netherlands of 15 July 1969, qualifying United States residents who are not Dutch citizens who have shares in Corporate Express NV, will generally not be subject to succession duty in the Netherlands on the individual's death, unless the shares in Corporate Express NV form part of the business assets of a permanent establishment in the Netherlands of such United States resident.

        A gift of shares in Corporate Express NV made by a person who is not a resident or a deemed resident of the Netherlands, is generally not subject to Netherlands gift tax. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

Exchange rate information

        Corporate Express presents its financial statements in euro. In determining earnings originally stated in foreign currencies, Corporate Express used an average of daily quoted exchange rates of the respective currency versus the euro. For the balance sheet, Corporate Express used the exchange rates of the last business day of the reported period. The following table shows the applicable rates used for such purposes for the periods indicated:

	Balance sheet as at 31 December 2005	Income statement for the year ended 31 December 2005
Australian dollar per euro	1.6109	1.6327
Canadian dollar per euro	1.3725	1.5096
British pound per euro	0.6853	0.6839
US dollar per euro	1.1797	1.2446

	Balance sheet as at 31 December 2006	Income statement for the year ended 31 December 2006
Australian dollar per euro	1.6691	1.6666
Canadian dollar per euro	1.5281	1.4241
British pound per euro	0.6715	0.6818
Norwegian krone per euro	8.2380	8.2380
US dollar per euro	1.3170	1.2554

	Balance sheet as at 31 December 2007	Income statement for the year ended 31 December 2007
Australian dollar per euro	1.67570	1.63552
Canadian dollar per euro	1.44490	1.46899
British pound per euro	0.73335	0.684582
Norwegian krone per euro	7.95800	8.01826
US dollar per euro	1.47210	1.37048
Swedish kronor per euro	9.4415	9.2523

        Solely for the convenience of the reader, we provide in the tables below and for the periods indicated, information regarding the Noon Buying Rate for the euro for the period 2003-2007. The term 'Noon Buying Rate' means the noon buying rate in New York City for cable transfers into foreign currencies as certified for custom purposes by the Federal Reserve Bank of New York. The average Noon Buying Rate for each year is calculated by using the average of the Noon Buying rates on the last day of each month during the year.

	Year-end	Average	High	Low
US dollar per euro
2003	1.2597	1.1315	1.2597	1.0361
2004	1.3538	1.2439	1.3625	1.1801
2005	1.1842	1.2447	1.3476	1.1667
2006	1.3197	1.2560	1.3327	1.1860
2007	1.4603	1.3797	1.4877	1.2904

        The following table sets forth the high and low Noon Buying Rate for the euro for each of the monthly periods indicated in US dollar per euro:

	High	Low
September 2007	1.4219	1.3603
October 2007	1.4468	1.4092
November 2007	1.4862	1.4435
December 2007	1.4759	1.4344
January 2008	1.4877	1.4574
February 2008 (until 22 February 2008)	1.4851	1.4495

        On 22 February 2008, the exchange rate of the euro to the US dollar based on the Noon Buying rate of the Federal Reserve bank of New York was €1.00=US$1.4825.

Selected financial data

        The following tables present key figures for continuing operations for the four years ended at 31 December 2007, 2006, 2005 and 2004 (31 December 2004 being the earliest period for which full comparative information under IFRS is presented). The key figures should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this Annual Report on Form 20-F. Additionally, please see the Group Financial Review in chapter 2 starting on page 20 for a description of the results of operations as presented below.

Income statement data	2007	2006		2005		2004
in millions of euro
Net sales	5,631	5,497		5,118		4,789
Gross contribution	1,840	1,802		1,696		1,599
Operating result	201	223		199		184
Result before taxes	86	134		13		64
Taxes	3	[10	]	[12	]	25
Net result from continuing operations	89	124		1		89
Net result from discontinued operations	106	18		20		19
Net result Total Group	195	142		21		107
Attributable to:
Holders of ordinary shares Corporate Express NV	178	123		2		90
Minority interests	17	19		19		18

	195	142		21		107

Balance sheet data	2007	2006	2005	2004
in millions of euro, at period end
Goodwill(1)	1,420	1,531	1,499	1,322
Working capital	563	560	474	388
Total assets	3,799	4,178	4,042	3,659
Long-term borrowings	1,128	1,350	1,184	1,265

Total equity	1,583	1,527	1,510	1,118

Other data	2007		2006		2005		2004
in millions of euro, at period end
Net cash from operating activities, continuing operations	227		188		216		263
Net cash from operations activities, discontinued operations	[5	]	45		15		13

Net cash operating activities total Group	223		232		232		276
Net cash from investing activities, continuing operations	121		[376	]	[81	]	[80	]
Net cash from investing activities, discontinued operations	[4	]	[5	]	[5	]	[5	]

Net cash from investing activities, total Group	117		[381	]	[86	]	[85	]
Net cash flow available for financing activities	341		[149	]	145		191
Net cash from financing activities	[365	]	103		[199	]	[177	]

Net cash flow (continuing activities)	[24	]	[45	]	[54	]	14

Per ordinary share(2)	2007	2006	2005		2004
in euro, unless stated otherwise, at period end
Net result from continuing operations per share attributable to holders of ordinary shares Corporate Express NV
Basic	0.40	0.58	[0.11	]	0.49
Diluted	0.40	0.57	[0.11	]	0.43
Net result from discontinued operations per share attributable to holders of ordinary shares Corporate Express NV
Basic	0.58	0.10	0.12		0.13
Diluted	0.54	0.08	0.12		0.10
Net result from total Group per share attributable to holders of ordinary shares Corporate Express NV
Basic	0.98	0.68	0.01		0.62
Diluted	0.93	0.65	0.01		0.53
Proposed dividend	0.21	0.21	0.17		0.14
Number of ordinary shares outstanding at year-end (in thousands)(3)	182,848	180,905	178,750		137,595

(1)
Prior years data have been adjusted to reflect the fact that the ASAP Software business segment is reported as discontinued operations. For further information on the restatement, see Notes 6 and 7 to the consolidated financial statements.

(2)
For details on the calculation of earnings per share, see Note 16 to the consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

(3)
For information on the ordinary shares outstanding, see Note 29 to the consolidated financial statements appearing elsewhere in this Annual Report on Form 20-F.

ADDITIONAL INFORMATION ABOUT CORPORATE EXPRESS SHARES

Corporate Express shares	207
Important dates and Contact information	215

CORPORATE EXPRESS SHARES

Development in the number of Corporate Express ordinary shares issued and outstanding

	On 1 January issued	Stock dividend(1)	Equity placements(2)	On 31 December issued	Treasury stock(3)	On 31 December outstanding
2003	132,628,061	4,063,857	—	136,691,918	526,155	136,165,763
2004	136,691,918	1,434,610	—	138,126,528	531,364	137,595,164
2005	138,126,528	1,841,644	39,356,532	179,324,704	574,992	178,749,712
2006	179,324,704	1,038,454	541,812	180,904,970	—	180,904,970
2007	180,904,970	1,662,868	280,009	182,847,847	—	182,847,847

(1)
In 2005 and 2006 shareholders could choose to receive the dividend in stock rather than cash. In 2003 and 2004, a stock dividend was paid. For shareholders who wished to receive a cash amount in this period, the Company sold the shares in which the stock dividends have been converted.

(2)
In 2005 a rights issue took place to partly finance the buy-back of all Preference Shares C at a subscription price of €6.37. In 2006 and 2007, the shares issued covered the option rights after exhaustion of the Treasury stock.

(3)
Treasury stock are shares purchased to avoid dilution primarily caused by the exercise of option rights under the Corporate Express Incentive Plan.

Share price development Corporate Express ordinary shares versus AEX index (2005—31 December 2007)

Price of Preference Shares A (daily closing)

	High	Low	Year-end
in euro
2006	3.75	3.01	3.26
2007	3.50	2.90	3.14

Earnings per ordinary share

        Net result excluding changes in fair values, amortisation of other intangibles and specials items.

	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
in euro
2006	0.19	0.17	0.19	0.29	0.84
2007	0.14	0.13	0.13	0.28	0.68

Net result attributable to holders of ordinary shares

	First quarter	Second quarter	Third quarter	Fourth quarter	Full year
in euro
2006	0.14	0.14	0.19	0.23	0.68
2007	0.09	0.10	0.09	0.70	0.98

Composition of enterprise value (at year-end)

Dividend per share

(1)
Subject for approval of the Annual General Meeting.

Annual volume of Corporate Express ordinary shares traded on Euronext Amsterdam

Enterprise value (high, low, year-end)

Credit agency ratings

at year-end 2007	Rating(1)	Outlook
Moody's	Ba3	Stable
S&P	BB-	Stable

(1)
Rating relates to Senior Implied Debt Rating and Senior Credit facilities.

Market capitalisation ordinary shares

in millions of euro	High	Low	Year-end
2003	1,097	260	944
2004	1,246	791	987
2005	2,258	987	2,222
2006	2,827	1,778	2,036
2007	2,156	885	973

Geographical and retail/institutional distribution of ordinary shares as at 31 December 2007 (indicative)

In percentage	Retail	Institutional	Total 2007	Total 2006
The Netherlands	16	13	29	33
United Kingdom	—	29	29	21
Rest of Europe	—	21	21	17
USA	—	7	7	15
Rest of the world	—	0	0	1
Unidentified	—	14	14	13

Total	16	84	100	100

Price of ordinary shares (daily closing)

in euro	High	Low	Year-end
2003(1)	7.61	1.86	6.55
2004(1)	8.66	5.42	6.77
2005(1)	12.63	7.06	12.43
2006	15.65	9.78	11.26
2007	11.91	4.86	5.35

in euro	High	Low	Period-end
Q1 2006	14.75	11.98	14.60
Q2 2006	15.65	10.29	11.34
Q3 2006	11.89	9.78	11.89
Q4 2006	12.92	10.37	11.26

in euro	High	Low	Period-end
Q1 2007	11.91	9.81	10.08
Q2 2007	11.38	9.37	11.38
Q3 2007	11.25	7.46	7.64
Q4 2007	8.35	4.86	5.35

(1)
All prices of ordinary shares up to 14 March 2005 have been recalculated for the €250 million rights issue in March 2005.

Price of American Depositary Receipts (daily closing)

in USD	High	Low	Year-end
2003(1)	9.05	2.11	8.75
2004(1)	11.73	7.30	9.87
2005(1)	14.90	8.73	14.71
2006	19.90	12.45	14.84
2007	15.40	7.06	7.86

in USD	High	Low	Period-end
Q1 2006	17.84	14.70	17.64
Q2 2006	19.90	12.88	14.45
Q3 2006	15.01	12.45	15.01
Q4 2006	16.21	13.75	14.84

in USD	High	Low	Period-end
Q1 2007	15.40	12.92	13.52
Q2 2007	15.34	12.67	15.31
Q3 2007	15.40	10.37	10.91
Q4 2007	12.18	7.06	7.86

(1)
All prices of ordinary shares up to 14 March 2005 have been recalculated for the €250 million rights issue in March 2005.

Movement in price of Corporate Express ordinary shares traded on Euronext Amsterdam

Major shareholders

        As per 31 December 2007, Corporate Express issued share capital consists of 182.8 million ordinary shares and 53.3 million Preference Shares A. As most of the ordinary shares are bearer shares, we have no exact information on holdings of shareholders. Corporate Express is not controlled by any majority shareholder.

        Based on current information we received, a stake of over 5% in our issued share capital, which may be a combination of ordinary shares and (depositary receipts of) Preference Shares A is held by the following companies:

  •
  AllianceBernstein Corporation (10–15%)

  •
  Centaurus Capital Ltd (5–10%)

  •
  Fortis Utrecht N.V. (5–10%)

  •
  ING Group N.V. (10–15%)

  •
  Kempen Capital Management N.V. (5–10%)

        Major shareholders do not have different voting rights.

        Stichting Administratiekantoor van Preferente Aandelen Corporate Express holds 53.3 million Preference Shares A. The voting power on these is related to the economic value per the end of the month before any General Meeting of Shareholders will be hosted. Based on the current total share capital outstanding the Preference Shares A represent up to a maximum of about 22.56% voting interest in Corporate Express NV.

Stock exchange listings

        Since December 1938, Corporate Express ordinary shares have been listed on Euronext Amsterdam (symbol: CXP) and, since September 2001, on NYSE in New York (symbol: CXP).

ADRs

        In the United States, the ordinary shares trade in the form of American Depositary Receipts on the New York Stock Exchange. The underlying share ratio is 1:1.

        Transfer agent, registrar and depositary for ADRs:
The Bank of New York,
P.O. Box 11258,
Church Street,
New York, NY 10286-1258.

Other securities traded

  •
  Depositary receipts of cumulative Preference Shares A, with face value of €1.20, listed on Euronext Amsterdam (symbol: CEXP).

  •
  Corporate Express US Finance Inc. (formerly known as Buhrmann US, Inc.) 8 1/4% Subordinated Bonds 2004–2014.

  •
  Corporate Express US Finance Inc. (formerly known as Buhrmann US, Inc.) 7 7/8% Subordinated Bonds 2005–2015.

  •
  Corporate Express NV 2% Subordinated Convertible Bonds 2003–2010.

Euronext Amsterdam derivatives market

  •
  Corporate Express call/put options 1, 2, 3, 6, 9, 24 months.

Major indices

        The Corporate Express ordinary share is included in the main index of Euronext (AEX) in Amsterdam. Other indices in which Corporate Express is included per year-end 2007 are inter alia, Euronext Top 150, S&P Europe 350 Index, S&P Global 1200, Dow Jones Euro STOXX, Dow Jones STOXX 600 Index, Ethibel Sustainability Index and Kempen/SNS Smaller Europe SRI Index.

        According to the Industry Classification Benchmark (ICB) of FTSE Group and Dow Jones Indices, Corporate Express is classified as Industrial Supplier (sub sector 2797) within the sector Support Services.

Disclosure/website

        All results announcements, as well as press releases, are sent out before the market of Euronext Amsterdam opens. All results announcements, as well as any other major announcements, are accompanied by a conference call and/or meeting for the professional investment community. All others interested in these meetings and/or conference calls can listen to a simultaneous webcast. This can be accessed via www.cexpgroup.com > Investor Relations > Presentations. Furthermore, all other presentations made to groups of investors are published at the same time on our website.

Shareholders' Communication Channel

        Corporate Express is one of the initiators of the Shareholders' Communication Channel Foundation (Stichting Communicatiekanaal Aandeelhouders), which offers participating shareholders the opportunity to vote at Annual General Meetings, without being present at the meeting either in person, or by proxy. The Communication Channel can also assist management and (groups of) shareholders with proxy solicitation. The Communication Channel's URL is www.communicatiekanaal.com.

IMPORTANT DATES AND CONTACT INFORMATION

Important dates

Dividend calendar—Ordinary shares

Registration date AGM
18 March 2008

Listing ex-dividend
10 April 2008

Record date for dividend payment
14 April 2008

Period to opt for dividend in cash or in shares
15–22 April 2008 (before closure of Euronext Amsterdam)

Determination dividend rights
22 April 2008 (after closure of Euronext Amsterdam)

Dividend payment
24 April 2008

Dividend calendar—Depositary receipts of Preference Shares A

Record date for dividend payment
9 April 2008

Dividend payment
11 April 2008

Financial calendar

General Meeting of Shareholders
8 April 2008

Publication of first quarter 2008 results
7 May 2008

Publication of second quarter 2008 results
6 August 2008

Publication of third quarter 2008 results
5 November 2008

Publication of fourth quarter 2008 results
10 February 2009

General Meeting of Shareholders
8 April 2009

Contact information

For more information
Corporate Express NV
Hoogoorddreef 62
1101 BE Amsterdam ZO
The Netherlands
Telephone +31 (0)20 651 11 11
This is also our registred office address.

www.cexpgroup.com
www.cexp.com
www.cexpeurope.com
www.ce.com.au

Information included on our websites does not form part of this publication.

Our agent in the United States for service and process in
connection with the 2014 and 2015 Notes is:
CT Corporation System
111 Eighth Avenue, 13th Floor
New York, NY 10011

Investor Relations
Carl Hoyer
Telephone +31 (0)20 651 10 42
Email carl.hoyer@cexpgroup.com
Email ir@cexpgroup.com

Media Relations
Anneloes Geldermans
Telephone +31 (0)20 651 10 34
Email anneloes.geldermans@cexpgroup.com
Email corpcomm@cexpgroup.com

Cross Reference to Form 20-F

CROSS REFERENCE TO FORM 20-F

Page
Part I
Item 1. Identity of Directors, Senior Management and Advisers		N/A
Item 2. Offer Statistics and Expected Timetable		N/A
Item 3. Key Information
A.	Selected financial data	7, 160-162
B.	Capitalisation and indebtedness	N/A
C.	Reasons for the offer and use of proceeds	N/A
D.	Risk factors	64-67
Item 4. Information on the Company
A.	History and development of the company	11, 12, 167
B.	Business overview	11-14, 25, 28, 31, 33, 97-99
C.	Organisational structure	11, 153
D.	Property, plants & equipment	70, 111
Item 5. Operating and Financial Review and Prospects
A.	Operating result	16-17, 20-21, 25-35
B.	Liquidity and capital resources	19-20, 23-24, 69-70, 92-93, 122-127
C.	Research and development, patents and licenses, etc.	69
D.	Trend information	13-14, 20
E.	Off-balance sheet arrangements	70, 133-134
F.	Tabular disclosure of contractual obligations	92-93, 133-134
G.	Safe harbor	2
Item 6. Directors, Senior Management and Employees
A.	Directors and senior management	8-9, 54
B.	Compensation	38, 40-41, 56-62
C.	Board practices	37-41, 50-52, 58-59
D.	Employees	25, 28, 31, 33, 97-99, 100-101
E.	Share ownership	8, 54, 57-58, 60
Item 7. Major Shareholders and Related Party Transactions
A.	Major shareholders	46-47, 167
B.	Related party transactions	134
C.	Interests of experts and counsel	N/A
Item 8. Financial Information
A.	Consolidated Statements and Other Financial Information	71-151, 154-155, 157
B.	Significant Changes	5
Item 9. The Offer and Listing
A.	Offer and listing details	164-167
B.	Plan of distribution	N/A
C.	Markets	167
D.	Selling shareholders	N/A
E.	Dilution	N/A
F.	Expenses of the issue	N/A

Item 10. Additional Information
A.	Share capital	43-44, 119
B.	Memorandum and articles of association	43-47
C.	Material contracts	122-127, 159
D.	Exchange controls	159
E.	Taxation	159-160
F.	Dividends and paying agents	N/A
G.	Statement by experts	N/A
H.	Documents on display	3
I.	Subsidiary Information	153
Item 11. Quantitative and Qualitative Disclosures About Market Risk		82, 88-93, 106-107
Item 12. Description of Securities Other than Equity Securities		N/A
Part II
Item 13. Defaults, Dividend Arrearages and Delinquencies		N/A
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds		N/A
Item 15. Controls and Procedures
A.	Disclosure Controls and Procedures	67-68
B.	Management's Annual Report on Internal Control over Financial Reporting	68-69
C.	Attestation Report of the Registered Public Accounting Firm	157
D.	Changes in Internal Control over Financial Reporting	68-69
Item 16. [Reserved]
A.	Audit committee financial expert	39-40
B.	Code of Ethics	67
C.	Principal Accountant Fees and Services	47-48
D.	Exemptions from the Listing Standards for Audit Committees	N/A
E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	N/A
Part III
Item 17. Financial Statements		N/A
Item 18. Financial Statements		71-151, 154-155, 157
Item 19. Exhibits		Filed with the SEC

ITEM 19:    EXHIBITS

Exhibit number	Description
1.1	Articles of Association of Corporate Express NV, as last amended, dated 19 April 2007.
1.2	By-laws of the Executive Board of Corporate Express NV, as last amended, dated 19 June 2007.
1.3	By-laws of the Supervisory Board of Corporate Express NV, as last amended, dated 2 February 2008.
**2.1
Indenture, dated as of 2 March 2005 for the 77/8% Senior Subordinated Notes due 2015 among Buhrmann US Inc. (currently named Corporate Express US Finance Inc.), as issuer, Buhrmann NV (currently named Corporate Express NV) and the other guarantors listed therein and The Bank of New York, as trustee.
**2.2	Form of 77/8% Senior Subordinated Notes due 2015 (included in exhibit 2.1)
‡2.3
Indenture, dated as of 1 July 2004 for the 81/4% Senior Subordinated Notes due 2014 among Buhrmann US Inc. (currently named Corporate Express US Finance Inc.), as issuer, Buhrmann NV (currently named Corporate Express NV) and the other guarantors listed therein and The Bank of New York, as trustee.
‡2.4	Form of 81/4% Senior Subordinated Notes due 2014 (included in exhibit 2.3).
††2.5	Term and conditions of the 2.00% Guaranteed Convertible Subordinated Bonds due 2010.
*4.1	Distributor Agreement, dated 10 December 2002 between Heidelberg Druckmaschinen Aktiengesellschaft (Heidelberg) and Buhrmann NV (currently named Corporate Express NV), effective as of 1 July 2003.
†4.2
Deposit Agreement, dated as of 21 December 1993, Amended and Restated as of September 20, 2001 by and among Buhrmann NV (currently named Corporate Express NV) and The Bank of New York as Depositary and Owners and Holders of American Depositary Receipts.
***4.3	Form of employment contract for Members of the Executive Board, as last amended, dated 9 March 2007.
4.4
Amended and restated Senior Facilities Agreement, dated 27 July 2007, between Corporate Express NV (formerly Buhrmann NV), as Parent, Corporate Express US Finance Inc (formerly Buhrmann US Inc.), as Borrower, various Guarantors, Deutsche Bank AG London and ABN AMRO Bank N.V., as Arrangers, Deutsche Bank AG London, as Agent, Deutsche Bank AG London, as Security Trustee, and various Lenders.
8.1	List of significant subsidiaries
12.1	Certification of Corporate Express NV's (formerly Buhrmann NV) Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Corporate Express NV's (formerly Buhrmann NV) Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Corporate Express NV's (formerly Buhrmann NV) Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Certification of Corporate Express NV's (formerly Buhrmann NV) Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Audit Committee Charter, as last amended, dated 12 April 2007.

‡‡15.2	Compensation, Nominating and Corporate Governance Committee Charter, as last amended, dated 10 December 2004.

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

‡
Incorporated by reference to Registration Statement of Buhrmann NV on Form F-4 dated 22 July 2004, File No. 333-117584.

‡‡
Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F, dated 14 March 2005, File No. 001-16663.

***
Incorporated by reference to Annual Report of Buhrmann NV on Form 20-F dated 9 March, 2007, File No. 001-16663

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CORPORATE EXPRESS NV
By:	/s/ PETER J. VENTRESS Name: Peter J. Ventress Title: Chief Executive Officer
By:	/s/ FLORIS F. WALLER Name: Floris F. Waller Title: Chief Financial Officer

Dated: March 10, 2008

    Corporate Express NV
    Hoogoorddreef 62
    1101 BE Amsterdam
    P.O. Box 23456
    1100 DZ Amsterdam
    The Netherlands

    Phone +31 (0)20 651 11 11
    Fax +31 (0)20 651 10 00
    www.cexpgroup.com

QuickLinks

CONTENTS
ABOUT THIS REPORT
ABOUT CORPORATE EXPRESS
CHIEF EXECUTIVE'S REVIEW
KEY FIGURES
BIOGRAPHIES EXECUTIVE BOARD
MANAGEMENT STRUCTURE
THE BUSINESS
ABOUT THE COMPANY
GROUP FINANCIAL REVIEW COMPARISON 2007 AND 2006
GROUP FINANCIAL REVIEW COMPARISON 2006 and 2005
OVERVIEW OF BUSINESS SEGMENTS OFFICE PRODUCTS NORTH AMERICA
OVERVIEW OF BUSINESS SEGMENTS OFFICE PRODUCTS EUROPE
OVERVIEW OF BUSINESS SEGMENTS OFFICE PRODUCTS AUSTRALIA
OVERVIEW OF BUSINESS SEGMENTS PRINTING SYSTEMS
CORPORATE GOVERNANCE
REPORT OF THE SUPERVISORY BOARD
BIOGRAPHIES SUPERVISORY BOARD
REMUNERATION REPORT
OTHER FINANCIAL INFORMATION
FINANCIAL STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME for the years ended 31 December 2007, 2006 and 2005
CONSOLIDATED BALANCE SHEETS as at 31 December 2007 and 2006
CONSOLIDATED STATEMENTS OF CASH FLOWS for the years ended 31 December 2007, 2006 and 2005
CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE for the years ended 31 December 2007, 2006 and 2005
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS In millions of euro, unless stated otherwise
COMPANY BALANCE SHEETS (BEFORE APPROPRIATION OF NET RESULT) as of 31 December 2007 and 2006
COMPANY STATEMENTS OF INCOME for the years ended 31 December 2007, 2006 and 2005
NOTES TO THE COMPANY BALANCE SHEETS AND STATEMENTS OF INCOME In millions of euro, unless stated otherwise
SUPPLEMENTAL GUARANTOR INFORMATION
GUARANTOR SUBSIDIARIES as of 31 December 2007
CONSOLIDATED STATEMENT OF INCOME 31 December 2007 (IFRS)
CONSOLIDATED STATEMENT OF INCOME 31 December 2006 (IFRS)
CONSOLIDATED STATEMENT OF INCOME 31 December 2005 (IFRS)
CONSOLIDATED BALANCE SHEET 31 December 2007 (IFRS)
CONSOLIDATED BALANCE SHEET 31 December 2006 (IFRS)
CONSOLIDATED STATEMENT OF CASH FLOWS 31 December 2007 (IFRS)
CONSOLIDATED STATEMENT OF CASH FLOWS 31 December 2006 (IFRS)
CONSOLIDATED STATEMENT OF CASH FLOWS 31 December 2005 (IFRS)
OTHER INFORMATION
SIGNIFICANT SUBSIDIARIES
DIVIDEND
REPORT OF INDEPENDENT AUDITORS United States opinion
INFORMATION REQUIRED UNDER FORM 20-F
ADDITIONAL INFORMATION ABOUT CORPORATE EXPRESS SHARES
CORPORATE EXPRESS SHARES
IMPORTANT DATES AND CONTACT INFORMATION
CROSS REFERENCE TO FORM 20-F
  ITEM 19: EXHIBITS
SIGNATURES